Form 20-F
HARMONY GOLD MINING CO LTD
filed 2015-10-23
CIK 1023514

As filed with the Securities and Exchange Commission on October 23, 2015
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
________________________
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2015
OR
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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 436,187,133 ordinary shares, with nominal value of Rand 50 cents per share
_______________________________________________________________________________________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES
NO
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934. YES            NO
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days. YES            NO
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the
registrant was required to submit and post such files)**. ; YES         NO
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer        Accelerated filer         Non-accelerated filer         Small reporting company
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP
International Financial Reporting Standards as issued
by the International Accounting Standards Board
Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow**:
Item 17
Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES
NO
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court**.
YES
NO
**Not applicable to the registrant

- i -
TABLE OF CONTENTS
PART I
ITEM 2.
ITEM 1.
OFFER STATISTICS AND EXPECTED TIMETABLE
1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1
ITEM 3.
KEY INFORMATION
1
ITEM 4.
INFORMATION ON THE COMPANY
19
ITEM 4A.
UNRESOLVED STAFF COMMENTS
32
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
32
ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
56
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
57
ITEM 8.
FINANCIAL INFORMATION
57
ITEM 9.
THE OFFER AND LISTING
59
ITEM 10.
ADDITIONAL INFORMATION
62
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
70
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
71
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
73
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS
73
ITEM 15.
CONTROLS AND PROCEDURES
73
ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT
74
ITEM 16B.
CODE OF ETHICS
74
ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
74
ITEM 16.D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
75
ITEM 16E.
PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
75
ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
75
ITEM 16G.
CORPORATE GOVERNANCE
75
ITEM 16.H.
MINE SAFETY DISCLOSURE
75
PART III
ITEM 17.
FINANCIAL STATEMENTS
79
ITEM 18.
FINANCIAL STATEMENTS
80
ITEM 19.
EXHIBITS
81
SIGNATURE
S-1

- ii -
This document comprises the annual report on Form 20-F and the annual report to shareholders for the year ended
June 30, 2015 (“Harmony 2015 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the
“Company”). Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information for the Harmony 2015 Form 20-F set out below is being incorporated by reference from the Harmony
Integrated Annual Report 2015 included as exhibit 15.1 to the Harmony 2015 Form 20-F (“Integrated Annual Report
2015”).
Only (i) the information set out below with the reference to specific pages of the Integrated Annual Report 2015, including any page references incorporated in the incorporated material unless specifically noted otherwise (ii) the cautionary statement concerning forward-looking statements on the inside cover and (iii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information herein which is not referenced in the Harmony 2015 Form 20-F or the Exhibits themselves, shall not be deemed to be so incorporated by reference. References in these documents to the Harmony website are included as an aid to their location and, unless otherwise expressly stated, are not incorporated by reference into this document.
USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South
Africa. As used in this Annual Report on Form 20-F (“Harmony 2015 Form 20-F”), unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South
Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New
Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC’s Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information—Risk Factors—Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5:“Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$.
Unless otherwise stated, we have translated: (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R12.16 per US$1.00 as at June 30, 2015 and R10.61 per US$1.00 as at June 30, 2014),
(ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions and (iii) income statement items at the average rate for the year (R11.45 per US$1.00 for fiscal 2015, R10.35 per US$1.00 for fiscal 2014 and R8.82 per US$1.00 for fiscal 2013). Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013). Capital expenditures for fiscal 2016 have been translated at an exchange rate of R12.50 per US$1.00. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3:“Key
Information—Selected Financial Data—Exchange Rates”.

- iii -
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the safe harbor provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims” , “intends” , “will”, “may”,
“anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.
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
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;
estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices;
estimates of future gold and other metals production and sales;
estimates of future cash costs;
estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices;
statements regarding future debt repayments;
estimates of future capital expenditures;
the success of our business strategy, development activities and other initiatives;
estimates of reserves statements regarding future exploration results and the replacement of reserves;
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
fluctuations in the market price of gold;
the occurrence of hazards associated with underground and surface gold mining;
the occurrence of labor disruptions;
power cost increases as well as power stoppages, fluctuations and usage constraints;
supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital;
changes in government regulation, particularly mining rights and environmental regulation;
fluctuations in exchange rates;
the adequacy of the Group’s insurance coverage;
socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements, and the notes thereto, set forth beginning on page F-1, and with Item 3:“Key Information—Risk Factors” and Item 5: “Operating and Financial Review and Prospects”.
Historical results are not necessarily indicative of results to be expected for any future period.
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with
IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2015 and 2014 and for each of the years in the three years ended June 30, 2015 and the related notes, set forth beginning on page F-1.
Discontinued operations for the periods below include the Evander operations in South Africa, as well as our
Mount Magnet operations in Australia. The assets and liabilities of the Evander operation were classified as held for sale in fiscal 2012 following the signing of a sale of shares and claims agreement with Pan African Resources plc (“Pan
African”). The results of this operation have been presented as a discontinued operation. In fiscal 2010, Australia’s
Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded in fiscal 2011. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current
Assets Held for Sale and Discontinued Operations. See Item 4: “Information on the Company—Discontinued Operations
and Operations Recently Placed on Care and Maintenance—Discontinued Operations: Evander” and note 12 “Disposal
Groups Classified as Held for Sale and Discontinued Operations” of our consolidated financial statements, set forth beginning on page F-1.

Fiscal year ended June 30,
2015
2014
2013
2012
2011
($ in millions, except per share amounts, cash costs per ounce and all-
in sustaining costs per ounce)
Income Statement Data
Revenue ..............................................
1,348 1,515 1,803 1,953 1,659
(Impairment)/reversal of impairment
of assets ......................................... (285) (135) (274) 7 (39)
Operating (loss)/profit ........................ (433) (146) (193) 271 23
(Loss)/profit from associates .............. (2) (10) — — (7)
(Loss)/profit from continuing
operations before taxation ............. (436) (145) (191) 245 33
Taxation.............................................. 621 27 (69) 16 55
(Loss)/profit from continuing
operations ...................................... (374) (118) (260) 261 88
Profit/(loss) from discontinued
operations ...................................... — — 36 75 (2)
Net (loss)/profit .................................. (374) (118) (224) 336 86
Basic (loss)/earnings per share from
continuing operations (US cents) .. (86) (27) (60) 60 21
Diluted (loss)/earnings per share
from continuing operations (US
cents) .............................................
(86) (27) (60) 60 21
Basic (loss)/earnings per share (US
cents) ............................................. (86) (27) (52) 78 20
Diluted (loss)/earnings per share (US
cents) ............................................. (86) (27) (52) 78 20
Weighted average number of shares
used in the computation of basic
(loss)/earnings per share................
434,423,747 433,212,423 431,880,814 430,817,682 429,310,123
Weighted average number of shares
used in the computation of diluted
(loss)/earnings per share................
438,091,109 434,715,373 432,716,622 432,022,229 430,420,068
Dividends per share (US cents)(1)
....... — — 12 14 7
Dividends per share (SA cents)(1)
....... — — 100 100 50
Other Financial Data
Cash costs per ounce of gold from
continuing operations ($/oz)(2)
....... 1,003 988 1,146 1,101 1,004
Total cash costs per ounce of gold
($/oz)(2)
.......................................... 1,003 988 1,137 1,086 1,009
All-in sustaining costs per ounce of
gold from continuing operations
($/oz)(2)
.......................................... 1,246 1,242 1,522 1,431 N/A
Balance Sheet Data
Assets
Property, plant and equipment ............
2,430 3,116 3,279 3,992 4,607
Assets of disposal groups classified
as held for sale............................... — — — 174 40
Total assets ......................................... 2,972 3,852 4,221 5,250 5,880
Net assets............................................ 2,200 2,925 3,229 4,139 4,450
Equity and liabilities
Share capital .......................................
4,035 4,035 4,035 4,036 4,033
Total equity......................................... 2,200 2,925 3,229 4,139 4,450
Borrowings (current and non-current) 280 270 254 221 230
Liabilities of disposal groups held for
sale ................................................ — — — 46 2
Other liabilities ................................... 492 657 738 844 1,198
Total equity and liabilities .................. 2,972 3,852 4,221 5,250 5,880
(1)
Dividends per share relates to the dividends recorded and paid during the fiscal year.
(2)
Cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. Cash costs per ounce and all-
in sustaining cost per ounce have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce and all-in sustaining costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because cash cost per ounce and all-in sustaining costs per ounce are non-GAAP measures, these measures should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see Item 5:“Operating and Financial Review and Prospects—Costs—Reconciliation of Non-GAAP measures”.
Exchange Rates
Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R12.16 per US$1.00 as at June 30, 2015 and R10.61 per US$1.00 as at
30 June, 2014), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions and income statement item amounts that are translated from
Rand to US dollars at the average exchange rate for the period (R11.45 per US$1.00 for fiscal 2015, R10.35 per US$1.00 for fiscal 2014 and R8.82 per US$1.00 for fiscal 2013). During the year, the Rand/dollar closing exchange rate ranged between R10.50 and R12.58 per US$1.00. Profit from discontinued operations included in the income statement in fiscal
2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013).
As of October 16, 2015, the exchange rate per US$1.00 was R13.08.(1)
The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in
Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.
Fiscal Year Ended June 30,
Average(2)
Period End(1)
2011 .................................................................................... 6.99 6.78
2012 .................................................................................... 7.77 8.21
2013 .................................................................................... 8.82 9.98
2014 .................................................................................... 10.35 10.61
2015 .................................................................................... 11.45 12.16
Month of
High
Low
May 2015............................................................................ 12.14 11.78
June 2015............................................................................ 12.58 12.10
July 2015 ............................................................................ 12.70 12.24
August 2015........................................................................ 13.34 12.62
September 2015 .................................................................. 14.06 13.25
October 2015 (through October 16, 2015).......................... 13.91 13.03
(1)
Based on the interbank rate as reported by Reuters.
(2)
The daily average of the closing rate during the relevant period as reported by Reuters.
Fluctuations in the exchange rate between Rand and the US dollar will affect the dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange (“JSE”), which may affect the market price of the American
Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) on the New York Stock Exchange
(“NYSE”). These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends on ordinary shares paid in Rand.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and ADSs. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Although
Harmony has a formal risk policy framework in place, the maintenance and development of which is undertaken on an ongoing basis so as to help management address systematic categories of risk associated with its business operations, any of these risks could have a material adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial (and have therefore not been included), could also adversely affect our business, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks. The risks described below could occur individually or cumulatively and intensify in case of a cumulative occurrence.
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
·
demand for gold for industrial uses, jewelry and investment;
·
international or regional political and economic trends;
·
strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;
·
monetary policies announced or implemented by central banks, including the US Federal Reserve;
·
financial market expectations on the rate of inflation;
·
interest rates;
·
speculative activities;
·
forward sales by gold producers;
·
actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and
·
production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United
States and Australia.
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2014 and in fiscal 2015 and may continue to do so in the future.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2005 – 2015
Price per ounce (US$)
Calendar year
High
Low
Average
2005.............................................................................................. 537 411 445
2006.............................................................................................. 725 525 604
2007.............................................................................................. 841 608 695
2008.............................................................................................. 1,011 713 872
2009.............................................................................................. 1,213 810 972
2010.............................................................................................. 1,421 1,058 1,225
2011.............................................................................................. 1,895 1,319 1,572
2012.............................................................................................. 1,792 1,540 1,669
2013.............................................................................................. 1,694 1,192 1,411
2014.............................................................................................. 1,385 1,142 1,266
2015 (year to October 16, 2015)................................................... 1,296 1,081 1,176
On October 16, 2015, the afternoon fixing price of gold on the London bullion market was US$1,181/oz.

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
Harmony’s average cash costs per ounce of gold produced from continuing operations was US$1,003 in fiscal
2015, US$988 in fiscal 2014 and US$1,146 in fiscal 2013. Harmony’s average all-in sustaining cost per ounce of gold sold was US$1,246 in fiscal 2015, US$1,242 in fiscal 2014 and US$1,522 in fiscal 2013.
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
·
key suppliers becoming insolvent, resulting in a break-down in the supply chain; or
·
the availability of credit being reduced—this may make it more difficult for Harmony to obtain financing for its operations and capital expenditure or make financing more expensive.
Coupled with the volatility of commodity prices as well as the rising trend of input costs, such factors could result in initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns and divestments. Further, sudden changes in a life-of-mine plan or the accelerated closure of a mine may give rise to the recognition of liabilities that are not anticipated.
In addition, uncertainty on global economic conditions may also increase volatility or negatively impact the market value of Harmony’s securities.
Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of gold in
Harmony’s deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and
Mineral Reserves (“SAMREC Code”) and the Australian Code for the Reporting of Mineral Resources and Mineral
Reserves (“JORC”) and the SEC's Industry Guide 7. Calculations of Harmony’s mineral reserves are based on estimates of:
·
future cash costs;
·
future gold prices; and
·
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
Harmony’s operations have limited proved and probable reserves, and exploration and discovery are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves many risks.
Risks include those related to:
·
locating orebodies;
·
geological nature of the orebodies;
·
identifying the metallurgical properties of orebodies;
·
estimating the economic feasibility of mining orebodies;
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
·
anticipated recovery rates of gold and other metals from the ore; and
·
anticipated total costs of the project, including capital expenditure and cash costs.
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
·
availability and timing of necessary environmental and governmental permits;
·
timing and cost of constructing mining and processing facilities, which can be considerable;
·
availability and cost of skilled labor, power, water and other materials;
·
accessibility of transportation and other infrastructure, particularly in remote locations;
·
availability and cost of smelting and refining arrangements;
·
availability of funds to finance construction and development activities; and
·
spot and expected future commodity prices of metals including gold, silver, copper, uranium and molybdenum.
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
Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold mineralized areas in Papua New Guinea (“PNG”). During fiscal 2015, fiscal 2014 and fiscal
2013, the bulk of exploration expenditure was allocated to activities in PNG. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.
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
Once a shaft or a processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance. Although Harmony has implemented a comprehensive maintenance strategy, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on
Harmony’s operating results and financial condition.
Fluctuations in input production prices linked to commodities may adversely affect Harmony’s operational results and financial condition.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of a mining company. Harmony has no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.
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
In South Africa, each of our mining operations depends on electrical power generated by the state utility, Eskom, which holds a monopoly on the South African market. As a result of increased demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. In fiscal 2008, electricity supply was interrupted by Eskom, halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. During November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. Eskom cannot guarantee that there will be no power interruptions and is again facing very tight supply reserve margins in 2015, which can be expected to continue in the medium term. An insufficient supply of electricity may affect our operational results and financial condition.
As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy
Regulator of South Africa (“NERSA”). The first increase was implemented on 1 April 2013. During October 2014
NERSA granted a 12.69% increase in electricity prices – effective from April 2015. There can be no assurance as to the existence or nature of any government intervention with respect to tariff increases in the future. During the 2015 budget speech it was announced that draft carbon tax legislation will be published during 2015 for public consultation – with a view that such taxes will become law during 2016. Whilst details on the determination of quantum of such tax are not available, increases will have a negative impact on our results of operations going forward.
PNG has limited power generation and distribution capacity. This capacity is increasing but, currently, Harmony mines and projects still partially rely on our own diesel-generated power. The cost of this power will fluctuate with changes in the oil price.
Also, see Item 5:“Operating and Financial Review and Prospects—Electricity in South Africa.” and “Integrated
Annual Report 2015—Harmony in Action—Environmental performance” on pages 100 to 119.
We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations.

Acquiring new gold mining operations involves a number of risks including:
·
our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;
·
obtaining the financing necessary to complete future acquisitions;
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
As at June 30, 2015, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2015 and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony’s financial results and condition. See Item 5:
“Operating and Financial Review and Prospects—Critical Accounting Estimates—Impairment of Property, Plant and
Equipment” and “—Carrying Value of Goodwill.”
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
cave-ins or fall-of-ground;
·
discharges of gases and toxic chemicals;
·
release of radioactive hazards;
·
flooding;
·
mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);
·
processing plant fire and explosion;
·
critical equipment failures;
·
accidents; and
·
other conditions resulting from drilling, blasting and the removal and processing of material from a deep-
level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:
·
flooding of the open-pit;
·
collapse of open-pit walls;
·
processing plant fire and explosion;
·
accidents associated with operating large open-pit and rock transportation equipment; and
·
accidents associated with preparing and igniting of large-scale open-pit blasting operations.
Hazards associated with waste-rock mining include:
·
accidents associated with operating a waste dump and rock transportation;
·
production disruptions caused by weather;
·
processing plant fire and explosion; and
·
critical equipment failures.
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
See Item 4: “Information on the Company—Business Overview—Regulation—Health and Safety – South Africa” and
“Integrated Annual Report 2015 – Harmony in Action – Safety and health” on pages 58 to 75.
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
Harmony may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums.
As a result, Harmony’s insurance coverage may not cover the claims against it for environmental or industrial accidents or pollution, which could have a material adverse effect on Harmony’s financial condition.
Harmony’s operations may be negatively impacted by inflation.
Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing within the inflation range of 3% - 6% set by the
South African Reserve Bank. At the end of fiscal 2014 and fiscal 2015, inflation was 6.6% and 4.7%, respectively.
However, working costs, in particular wages, have increased in recent years, resulting in significant cost pressures for the mining industry. In addition, electricity prices rose by 25% in fiscal 2010 and fiscal 2011, 16% in fiscal 2012 and 9.6% in
2013. An average annual increase of 8% was affected in fiscal 2014, with an additional increase of 12.69% from April
2015. There is a risk that further high tariff increases in fiscal 2016 and in the future will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2013 at 7.5% and 2014 at 6%, while the annualized inflation stood at 6.1%
at the end of fiscal 2015.
Harmony’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.

The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits.
Harmony has operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in any of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks.
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
Harmony’s ability to service its debt will depend on its future financial performance.
Harmony’s financial performance will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the company. Various financial and other factors may result in an increase in Harmony’s indebtedness, which could adversely affect the company in several respects, including:
·
limiting its ability to access the capital markets;
·
hindering its flexibility to plan for or react to changing market, industry or economic conditions;
·
limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses;
·
making it more vulnerable to economic or industry downturns, including interest rate increases;
·
increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations;
or
·
increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments.
We compete with mining and other companies for key human resources.
Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with historically disadvantaged
South Africans (“HDSAs”), women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining specialists, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be affected. See Item 4: “Information on the Company—Business
Overview—Regulation—Employees” and “Integrated Annual Report 2015 – Harmony in Action – Employees and
communities” on pages 76 to 99.
Since Harmony’s labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action.

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. During fiscal
2013, Harmony’s Kusasalethu operation was severely affected by unlawful strike action, which had a significant impact on our financial results. During September 2013, there was a four day strike relating to the wage negotiations. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company—Business Overview—Regulation—Employees”, “Integrated
Annual Report 2015—Harmony in Action—Employees and communities” on pages 76 to 99 and “Integrated Annual
Report 2015—Understanding Harmony—Managing our risks and opportunities” on page 44. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report 2015 – Understanding Harmony – Stakeholder
engagement” on pages 52 to 56.
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
The HIV/AIDS epidemic in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our operations, projects and financial condition. See “Integrated Annual Report 2015 – Harmony in Action – Safety and health” on pages 58 to 75.
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
Following a decision by the Constitutional Court, applications were filed at the South African High Court for a certification of a class of current and former employees who suffer from silicosis against a number of current and former gold mining companies in South Africa, including Harmony. See “Item 8: Financial Information—Consolidated
Statements and Other Financial Information—Legal Proceedings” and “Integrated Annual Report 2015—Harmony in
Action—Safety and health” on pages 69 to 71 for further information. It is uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company’s financial condition. See note 34 “Commitments and Contingencies” to our consolidated financial statements set forth beginning on page F-1.

Laws governing mineral rights affect our business and could impose significant costs and burdens.
Our operations in South Africa and PNG are subject to legislation regulating mineral rights. Certain of the
Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may therefore have an impact on Harmony’s ability to develop or operate its mining interests.
In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002
(Act 28 of 2002) (“MPRDA”) and in PNG by the Mining Act of 1992 (PNG). See Item 4: “Information on the Company
—Business Overview—Regulation—Mineral Rights - South Africa” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on 1 May 2004. A draft Mineral and Petroleum Resources
Development Amendment Bill, 2012 was published in December 2012 for comment. On March 12, 2014 the bill was approved by the National Assembly and required the President of South Africa’s approval. Subsequently, in January
2015 the bill was referred back to the National Assembly by the President of South Africa for reconsideration. As a result of the uncertainties surrounding the bill, many changes are expected and we cannot yet determine the full impact that the draft bill may have on our business.
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
We will be eligible to apply for new licenses over existing operations when they expire, provided we comply with the
MPRDA. Failure to comply with the conditions of the mining licenses could have a material adverse effect on our operations and financial condition.
The Mining Charter was signed by government and stakeholders in October 2002 followed by a Revised Mining
Charter signed on September 13, 2010. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production (beneficiation) in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor, mine community and rural development and housing and living conditions. It also includes a requirement for mining entities to achieve a minimum of 26% HDSA ownership of mining assets by 2014. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a scorecard, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after every year.
All the Revised Mining Charter targets must have been achieved by the end of the 2014 calendar year. Harmony believes that it had complied with the Revised Mining Charter’s requirement to achieve a minimum of 26% HDSA ownership of mining assets by 2014. See “Integrated Annual Report 2015—Harmony in Action—Mining Charter
Compliance” on pages 168 to 170.
The South African Department of Mineral Resources (“DMR”) and the mining industry, however, disagree on the interpretation of the Revised Mining Charter’s ownership requirement and have separately approached the High Court of
South Africa for a declaratory order. Should the DMR, based on the declaratory order, find that Harmony is not in compliance with the Revised Mining Charter in relation to the ownership requirement, the Company may challenge the decision in court. The outcome of such court action is uncertain.
Should Harmony breach its obligations in complying with the MPRDA, the Revised Mining Charter or any future amendments to the Mining Charter, its existing mining rights in South Africa could be suspended or cancelled by the
Minister of Mineral Resources. It may also influence the Company’s ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on the results of operations as well as the Company’s financial condition.
The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and
Petroleum Resources Royalty Act (Act 28 of 2008) (the “MPRRA”). The MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2015, the average royalty rate for our South African operations was 0.5% of gross sales. If the maximum royalty rate of 5% for gold mining companies is applied, it could have a material adverse effect on the financial condition of the Company.
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
The MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any rehabilitation obligations until a closure certificate is issued by the DMR. This liability will continue until the appropriate authorities have 1) certified that the Company has complied with such provisions or 2) authorized the transfer of liability to a competent party.
Estimates of ultimate closure and rehabilitation costs are significant and are based principally on current legal and regulatory requirements that may change materially. Environmental provisions are accrued when they become known, probable and can be reasonably estimated based on industry good practice. In future, Harmony may incur significant costs for compliance with increasingly stringent requirements being imposed under new legislation. This may include the need to increase and accelerate expenditure on environmental rehabilitation and to alter environmental provisions, which could have a material effect on its results and financial condition. Harmony may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on the pumping or treatment of water.
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
See “Integrated Annual Report 2015—Harmony in Action—Environmental performance” on pages 100 to 119 for further discussion on the applicable legislation and our policies on environmental matters.
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
Like other mining companies, Harmony is under pressure to demonstrate that while it seeks a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding the operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.
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
In line with this aim, the country’s key carbon-emitting sectors, including energy and transport, have until end
2015 to finalize ‘carbon budgets’ and appropriate strategies to support these targets. Adopting a carbon budget model reflects government’s acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.
The Minister of Environmental Affairs noted that government would actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.
In February 2013, the South African Minister of Finance announced that a carbon tax would be implemented in the
2015 financial year. The proposal is to implement the tax at a fairly low level, and define a rising price path over time –
at this stage, a carbon tax of US$10/t (South African R120/t) of CO
2
e for 40% of scope 1 emissions is expected in 2015,
increasing annually by 10% during the first phase (January 1, 2015 to December 31, 2019) followed by Phase 2 of another five years. Implementation of Carbon Tax has been delayed to 2016 confirmed in the 2015 budget speech given by the South African Minister of Finance. This was done in order to align the design of the carbon tax to the desired emissions reductions outcomes being developed by the Department of Environmental Affairs. Following extensive public consultation on the proposed tax during 2013, a number of adjustments to the policy proposal would also be made, and this includes, amongst others, using some of the revenue generated from the carbon tax to fund an energy efficiency tax incentive scheme.
Certain of our current mines have a life expectancy of up to 25 years, by which time GHG regulations are expected to be a permanent feature of the global economy. Future climate change regulation will therefore need to be considered for all Harmony’s extensions and acquisitions. All new greenfield and brownfields projects are required by company policy to consider the impact of climate change in their design and planning.
PNG’s national office of climate change and environmental sustainability is studying the potential for future economic growth to be driven by renewable energy. PNG has adopted a climate change policy but implementation actions to date are very limited. The implications of the climate change policy on Harmony’s operations in PNG have not yet been established but are not expected to have significant impacts.
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 16 % of Harmony’s cash costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect
Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - R0.035 per kilowatt hour for electricity generated by fossil fuels. In the recent budget speech the Minister of Finance proposed an increase in the electricity levy by an additional R0.02 per kilowatt hour. The implementation of the proposed increase in the electricity levy is still to be determined. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.
See “Integrated Annual Report 2015 —Harmony in Action—Environmental performance” on pages 110 to 111 for disclosure regarding our GHG emissions.
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
See “Integrated Annual Report 2015 —Harmony in Action—Environmental performance” on pages 100 to 102 and pages 112 to 114 for disclosure regarding our water usage and management.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate.
Due to the interconnected nature of mining operations, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to be a combined one supported by all mines located in the goldfields and government in the event of legacy issues. As a result, the DMR and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for the Company, which could be material and have an adverse impact on Harmony’s financial condition. No provision for any potential liability has been made in the financial statements.
See “Integrated Annual Report 2015 —Harmony in Action—Environmental performance” on pages 100 to 119.
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
the judgment is final and conclusive;
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
In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15: “Controls and Procedures” for management’s assessment as of June 30, 2015. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of
Harmony’s internal controls over financial reporting.
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
The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9: “The Offer and Listing—Listing Details—The Securities Exchange in South Africa.”
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

The liquidity and price of our ADRs, and our ability to raise capital, may be negatively impacted if our ADSs are delisted from the NYSE and by the measures that we take to address non-compliance with the NYSE continued listing standards.
Our ADRs are currently listed for trading on the NYSE. There are a number of continuing requirements that must be met in order for our ADRs to remain listed on the NYSE and the failure to meet these listing standards could result in the delisting of our ADRs from the NYSE. On September 8, 2015, we received notice that we are not in compliance with the continued listing standard requiring a listed security to maintain a minimum average closing price of $1.00 per ADR over a consecutive 30-trading-day period. Under the NYSE’s rules, we have a period of six months from the date of the
NYSE notice to bring the 30-trading-day average closing price of our ADRs above $1.00. During this period, our ADRS will continue to be traded on the NYSE, subject to the Company’s compliance with other NYSE listing requirements. In the event we are not able to meet the requirements necessary for continued listing on the NYSE, our ADRs could be subject to delisting from the NYSE.
We are considering several options to regain compliance with this standard, which could involve, among other things, changing the number of our ordinary shares that each ADS represents. Any change to the ordinary share to ADS ratio could significantly reduce the total number of ADSs outstanding and also potentially reduce the number of public holders, which may reduce the liquidity of our ADSs and could adversely affect price at which our ADSs trade. In addition, if our ADSs cease to be listed for trading on the NYSE for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers and employees. Such consequences may materially and adversely affect our business, financial condition and results of operations.
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
Harmony’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition.
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
Our jointly-controlled assets may not comply with our standards.
Harmony does not have full management control over some of its assets which are controlled and managed by joint venture partnerships. The control environment of these assets may not align with our management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures could lead to higher costs and reduced production, which could adversely affect our results and reputation.
Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities.
Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. IT security processes protecting Harmony’s IT infrastructure and network may not prevent future malicious action or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
·
“—About this report” on page 2;
“—About Harmony—Who Harmony is” on pages 4 to 7;
“—About Harmony—How we performed” on pages 8 to 9;
“—About Harmony—Our strategy and investment case” on page 25 ;
“—Understanding Harmony—Our business context” on pages 38 to 40;
“—Harmony in Action—Operational performance” on pages 120 to 122;
“—Governing Harmony—Directors’ report” on pages 208 to 209; and
“—Additional Information—Directorate and administration” on inside back cover of the Integrated Annual Report 2015 is incorporated herein by reference. Also see note 20 “Investments in Associates”
and note 21 “Investments in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2015 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
Recent Developments
Developments since June 30, 2015
Since the end of fiscal 2015, the following significant events have occurred:
Harmony has signed a US$12.0 million guarantee for the ARM Broad Based Economic Empowerment (BBEE)
Trust, a member of the African Rainbow Minerals ("ARM") group. The guarantee is for additional security for the ARM
BBEE Trust loan due to Nedbank Limited. The fair value of the guarantee is US$1.1 million at 30 September 2015.
On September 27, 2015, 2,259 performance shares (ordinary shares) vested in the name of Graham Briggs.
There were no further changes in the shares held by directors between June 30, 2015 and October 23, 2015.
On October 2, 2015, Harmony announced that it has reached a three year wage agreement with the National Union of Mineworkers, UASA and Solidarity, effective from July 1, 2015. Increases range from 6% for miners, artisans and officials to 10.4% for category 4 employees. Miners, artisans and officials will receive an increase in their standard rate of pay of 6% back-dated to 1 July 2015. Increases in the second and third years of the agreement will be guaranteed at
6%. Regrettably, the Association of Mineworkers and Construction Union (AMCU) has rejected the offers made by the company. Since agreement has been reached with unions representing the majority of employees at Harmony, the agreement will be extended to all employees.
B. BUSINESS OVERVIEW
The information set forth under the headings:
“—About Harmony” on pages 4 to 7;
“—Understanding Harmony” on pages 37 - 56;
“—Harmony in Action—Safety and health” on pages 58 to 75;
““—Harmony in Action—Employees and communities” on pages 76 to 99;
“—Harmony in Action—Environmental performance” on pages 100 to 119;
“—Harmony in Action—Operational performance” on pages 120 to 152;
“—Harmony in Action—Projects and exploration” on pages 153 to 158;
“—Governing Harmony—Directors’ report” on page 208 to 209
of the Integrated Annual Report 2015 is incorporated herein by reference.

Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2015 amounted to US$226 million, compared with US$244 million in fiscal 2014 and US$429 million in fiscal 2013. During fiscal 2015, capital expenditure at PNG accounted for 9% of the total, with Kusasalethu accounting for 19%, Phakisa accounting for 16%
and Tshepong accounting for 13% of the total. During fiscal 2014, capital expenditure at PNG accounted for 5% of the total, with Kusasalethu accounting for 20% and Phakisa and Target 1 each accounting for 14% and 11% respectively of the total. During fiscal 2013, capital expenditure at PNG accounted for 28% of the total, with Kusasalethu accounting for
11% and Phakisa and Target 1 each accounting for 9% of the total.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. During fiscal 2015, the capital expenditure was funded from the Company’s cash reserves, as well as by borrowings under its loan facilities. See Item 5: “Operating and
Financial Review and Prospects—Liquidity and Capital Resources” and “Integrated Annual Report 2015 —Harmony in
Action—Operational performance” on pages 123 and 124.
We have budgeted approximately US$171 million for capital expenditures in fiscal 2016. Details regarding the capital expenditures for each operation are found in the “Integrated Annual Report 2015 —Harmony in Action—
Operational performance” on page 124. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.
Reserves
As at June 30, 2015, we have declared attributable gold equivalent proved and probable reserves of 42.6 million ounces: 22.1 million ounces gold in South Africa and 20.5 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered
(for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100%
metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:
·
normal depletion of 1.2 million ounces;
·
change in surface sources; and
·
a 4.4 million ounces decrease of reserves due to restructuring (Hidden Valley, Kusasalethu, Doornkop,
Masimong) and closure of Target 3.
We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as
“ore reserves”, as defined in the SAMREC Code. Our reporting of the PNG Mineral Reserves complies with the 2012
JORC code. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with the
SEC's Industry Guide 7.
For the reporting of Mineral Reserves the following parameters were applied:
·
a gold price of US$1,230 per ounce;
·
an exchange rate of R11.38 per US dollar,
the above parameters resulting in a gold price of R450,000/kg for the South African assets;
·
the Hidden Valley Operations and Wafi-Golpu project in the Morobe Mining Joint Ventures used prices of
US$1,250/oz gold (“Au”), US$20/oz silver (“Ag”), US$10/lb molybdenum (“Mo”) and US$3.10/lb copper
(“Cu”) at an exchange rate of US$0.85 per A$.
·
gold equivalent ounces are calculated assuming a US$1,400/oz Au, US$ 3.10/lb Cu and US$23.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2012 pre-feasibility study; and
·
“gold equivalent” is computed as the value of the company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

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
·
the database of measured and indicated resource blocks (per operation);
·
an assumed gold price which, for this mineral reserve statement, was taken as R450,000 per kilogram (gold price of US$1,230 per ounce and an exchange rate of R11.38 per US dollar);
·
planned production rates;
·
the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and
·
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
The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-
mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Owing to depth and rock engineering requirements at our underground mines, some mines design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for geological losses.
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

Our mining operations’ reported total proved and probable reserves as of June 30, 2015 are set out below:
Mineral Reserves statement (Imperial) as at June 30, 2015
Operations Gold
PROVED RESERVES
PROBABLE RESERVES
TOTAL RESERVES
Tons
(millions)
Grade
(oz/ton)
Gold oz(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Gold oz(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Gold oz(1)
(000)
South Africa Underground
Bambanani.............................
1.7 0.331 565 — — — 1.7 0.331 565
Joel ........................................ 2.2 0.155 347 4.1 0.152 621 6.3 0.153 968
Masimong.............................. 1.9 0.113 212 0.2 0.107 23 2.1 0.112 235
Phakisa .................................. 6.7 0.193 1,294 2.3 0.218 498 9.0 0.199 1,792
Target 1 ................................. 3.5 0.159 562 4.2 0.150 625 7.7 0.154 1,187
Tshepong............................... 20.2 0.163 3,294 3.6 0.131 474 23.8 0.158 3,768
Unisel .................................... 2.0 0.133 269 0.9 0.127 111 2.9 0.131 380
Doornkop............................... 1.5 0.146 211 4.1 0.152 636 5.6 0.151 847
Kusasalethu ........................... 7.1 0.199 1,418 22.2 0.174 3,856 29.3 0.180 5,274
Total South Africa
Underground
46.8
0.174
8,172
41.6
0.165
6,844
88.4
0.170
15,016
Mineral Reserves statement (Imperial) as at June 30, 2015
Operations Gold
PROVED RESERVES
PROBABLE RESERVES
TOTAL RESERVES
Tons
(millions)
Grade
(oz/ton)
Gold oz
(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Gold oz
(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Gold oz
(1)
(000)
South Africa Surface
Kalgold ...............................
6.4 0.028 181 11.7 0.033 393 18.1 0.032 574
Free State Surface—
Phoenix ......................... 95.4 0.008 792 — — — 95.4 0.008 792
Other ................................... 194.0 0.008 1,508 613.9 0.007 4,188 807.9 0.007 5696
Total South Africa
Surface
295.8
0.008
2,481
625.6
0.007
4,581
921.4
0.008
7,062
Total South Africa
342.6
10,653
667.2
11,425
1,009.8
22,078
Papua New Guinea(2)
Hidden Valley ..................... 1.5 0.032 50 13.3 0.052 693 14.8 0.050 743
Hamata................................ 0.2 0.032 6 1.2 0.069 79 1.4 0.064 85
Golpu .................................. — — — 248.0 0.025 6,194 248.0 0.025 6,194
Total Papua New Guinea
1.7
0.032
56
262.5
0.027
6,966
264.2
0.028
7,022
Total
344.3
10,709
929.7
18,391
1,274.0
29,100
(1)
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
(2)
Represents Harmony’s attributable interest of 50%.
Note: 1 ton = 907 kg = 2,000 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our
PNG operations. Gold equivalent ounces are calculated assuming a US$1,400/oz for gold, US$3.10/lb copper and
US$23.00/oz for silver with 100% recovery for all metals.

Gold Equivalents(2)
Silver
Proved reserves
Probable reserves
Total reserves
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Hidden Valley
1.5
15
13.3
217
14.8
232
Copper
Proved reserves
Probable reserves
Total reserves
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Tons
(millions)
Gold
Equivalents
(oz)(1)
(000)
Golpu
—
—
248.0
13,265
248.0
13,265
Total Gold Equivalents
1.5
15
261.3
13,482
262.8
13,497
Total Harmony including gold
equivalents
344.3
10,724
929.7
31,873
1,274.0
42,597
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$23.00/oz for silver, US$3.10/lb for copper, and molybdenum at US$15/lb.
Papua New Guinea: Other(2)
Silver
Proved Reserves
Probable Reserves
Total Reserves
Tons
(millions)
Grade
(oz/ton)
Silver oz(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Silver oz(1)
(000)
Tons
(millions)
Grade
(oz/ton)
Silver oz(1)
(000)
Hidden Valley................ 1.5 0.595 917 13.3 1.024 13,582 14,8 0.980 14,499
Golpu ............................. — — — 248.0 0.040 9,864 248.0 0.040 9,864
Copper
Tons
(millions)
Grade
(%)
Cu lb(1)
(millions)
Tons
(millions)
Grade
(%)
Cu lb(1)
(millions)
Tons
(millions)
Grade
(%)
Cu lb(1)
(millions)
Golpu ............................. — — — 248.0 1.096 5,992 248.0 1.096 5,992
Molybdenum
Tons
(millions)
Grade
lb/ton
Mo lb(1)
(millions)
Tons
(millions)
Grade
lb/ton
Mo lb(1)
(millions)
Tons
(millions)
Grade
lb/ton
Mo lb(1)
(millions)
Golpu ............................. — — — 248.0 0.162 40 248.0 0.162 40
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
Operations gold
Underground Operations
Surface and Massive Mining
Cut-off grade
(cmg/t)
Cut-off cost
(R/Tonne)
Cut-off grade
(g/t)
Cut-off cost
(R/Tonne)
South Africa Underground
Bambanani ...................................................
1,491 2,753 — —
Joel ............................................................... 800 1,530 — —
Masimong .................................................... 906 1,578 — —
Phakisa ......................................................... 790 1,985 — —

Operations gold
Underground Operations
Surface and Massive Mining
Cut-off grade
(cmg/t)
Cut-off cost
(R/Tonne)
Cut-off grade
(g/t)
Cut-off cost
(R/Tonne)
Target 1 ........................................................ — — 3.40 1,748
Tshepong...................................................... 650 1,781 — —
Unisel ........................................................... 880 1,571 — —
Doornkop ..................................................... 680 1,622 — —
Kusasalethu .................................................. 813 1,874 — —
South Africa Surface
Kalgold.........................................................
— — 0.54 164
Free State Surface ........................................ — — 0.168 47
Cut-off
% Cu
Cut-off cost
(A$/Tonne)
Cut-off grade
(g/t)
Cut-off cost
(A$/Tonne)
Papua New Guinea
Hidden Valley ..............................................
— — 0.910 32.5
Hamata ......................................................... — — 0.910 32.5
Golpu ........................................................... 0.2 22.0 — —
Operations gold
Underground Operations
Surface and Massive Mining
Cut-off grade
(cmg/t)
Cut-off cost
(R/Tonne)
Cut-off grade
(g/t)
Cut-off cost
(R/Tonne)
SILVER
Papua New Guinea
Hidden Valley............................................
— — 0.910 32.5
COPPER
Papua New Guinea
Golpu.........................................................
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
Our Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the
Wafi Diatreme and host the gold mineralization. Gold mineralization occurs associated with an extensive zone of high-
sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment.

The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.
Discontinued Operations and Operations Recently Placed on Care and Maintenance
Discontinued Operations: Evander
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
Production analysis:
Fiscal Year Ended June 30,
Evander
2015
2014
2013(1)(2)
Production
Tons (‘000)........................................................................................
—
—
430
Recovered grade (ounces/ton) ...........................................................
—
—
0.146
Gold produced (ounces) ....................................................................
—
—
62,855
Gold sold (ounces) ............................................................................
—
—
60,862
Results of operations ($)
Product sales (‘000)...........................................................................
—
—
102,256
Cash cost (‘000) ................................................................................
—
—
63,397
Inventory movement (‘000)...............................................................
—
—
—
Production profit (‘000) ....................................................................
—
—
39,958
Cash costs
Per ounce of gold ($).........................................................................
—
—
1,009
Capex (‘000) ($) ...............................................................................
—
—
16,419
(1)
Amounts include results up until the end of February 2013.
(2)
Amounts include production from surface sources.
Operations Recently Placed on Care and Maintenance: Target 3
Target 3 (previously Loraine 3) and Freddies 7 & 9 shafts were acquired from Pamodzi Gold Free State
(Proprietary) Limited (In Liquidation) (“Pamodzi FS”) in February 2010. Target 3 is situated near the town of
Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and
Welkom.
Geology: At Target 3 Shaft there remains a mix of remnant ore blocks including shaft pillar blocks where scattered mining can be exploited, and a number of areas of virgin ground where conventional mining can take place, with the potential to exploit zone 3 in the Freddies 9 Shaft area.
The gold mineralization exploited by Target 3 is contained within the Basal Reef, B Reef, A Reef (Kimberly
Formation) and Elsburg Reef, a succession of Elsburg a pebble conglomerate reefs hosted by the Van Heeverrust
(Eldorado Formation). Synclinal fold forms the major structural feature and is manifested as an asymmetric syncline whose axis trends N 15° W, with a general plunge of 10—12° north.

The Target 3 Shaft orebody has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation.
Mining operations: During fiscal 2015 the operation was placed on care and maintenance. This decision was taken based on the financial performance of the operation and the future capital that was required to extend the life of the mine.
Production analysis:
Fiscal Year Ended June 30,
Target 3
2015(1)
2014
2013
Production
Tons (‘000) ......................................................................................
99
331
355
Recovered grade (ounces/ton) .........................................................
0.156
0.137
0.147
Gold produced (ounces)...................................................................
15,529
45,429
52,277
Gold sold (ounces)...........................................................................
16,140
45,301
51,859
Results of operations ($)
Product sales (‘000).........................................................................
19,432
58,788
83,573
Cash cost (‘000)...............................................................................
(14,870)
(53,856)
(58,343)
Inventory movement (‘000).............................................................
(603)
60
708
Production profit (‘000)...................................................................
3,959
4,992
25,938
Cash costs
Per ounce of gold produced ($)........................................................
958
1,185
1,116
All-in sustaining cost
Per ounce of gold sold ($)................................................................
1,114
1,514
1,477
Capex (‘000) ($)..............................................................................
1,785
12,385
16,444
(1)
Placed on care and maintenance in October 2014, therefore no discussion has been included for fiscal 2015.
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
Regulation
Mineral Rights
-
South Africa
South African law no longer provides for the separate ownership of surface and mineral rights. The promulgation of the MPRDA in May 2004, and its amendment in July 2013, provides that all mineral rights in South Africa are now vested in the South African State. The principal objectives of the Act are:
·
to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;
·
to give effect to the principle of South Africa’s custodianship of its mineral and petroleum resources;
·
to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South
Africa;
·
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
The MPRDA also makes reference to royalties payable to the South African state in terms of the MPRRA. The
MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2015, the average royalty rate for our South African operations was 0.5% of gross sales.
The Mineral and Petroleum Resources Development Act 28 of 2002 was promulgated as effective legislation on 1
May 2004. A draft Mineral and Petroleum Resources Development Amendment Bill, 2012 (“MPRDA Bill”) was
published in December 2012 for comment. On March 12, 2014 the bill was approved by the National Assembly and required the President of South Africa’s approval. Subsequently, in January 2015 the bill has been referred back to the
National Assembly by the President of South Africa for reconsideration.
The MPRDA Bill, however, raises some concerns as it relates to Harmony’s business:
·
Concentration of rights
The MPRDA Bill seeks to amend the MPRDA to provide that the Minister must refuse to provide a mining right or an exploration right if this will result in a concentration of rights under the control of the applicant.
·
Ownership of tailings created before 1 May 2004
The MPRDA provides that historic tailings are not regulated in terms of the MPRDA; however, the MPRDA
Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African State gaining custodianship of historic tailings.
·
Mineral beneficiation
A key change is that the MPRDA Bill now makes it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the Minister broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.
·
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
Following a review of the progress made by the mining industry after the first five years of implementing the provisions of the Mining Charter, the DMR amended the Mining Charter and a Revised Mining Charter was released on

September 13, 2010. The requirement under the old Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained in the new Revised Mining Charter. Harmony believes that it had complied with this requirement. In addition, in terms of the Revised Mining Charter, mining companies must, inter alia:
·
facilitate local beneficiation of mineral commodities;
·
procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by
HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;
·
achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;
·
invest up to 5% of annual payroll in essential skills development activities; and
·
implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.
All targets must have been achieved by the end of calendar 2014.
December 2014 marked the end of the five-year period of implementation of the Mining Charter. Harmony will continue to comply with the Mining Charter until a new Charter is applicable. See “Integrated Annual Report 2015—
Harmony in Action—Mining Charter Compliance” on pages 168 to 170. In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ended in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.
We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the
MPRDA has not had a significant impact on our mining and exploration activities because we applied for and were granted the conversion of all of our old-order mining rights into mining rights in terms of the MPRDA. We now have to comply with the required annual and bi-annual reporting to the DMR on the Social and Labor Plans, Environmental
Management Programs, and Progress Reports on our prospecting rights.
In March 2015, the Minister of Mineral Resources Minister Advocate Ngoako Ramatlhodi released the assessment of the mining industry’s compliance with the Mining Charter. Harmony notes the difference of opinion in how some black economic empowerment (“BEE”) transactions are recognized. To this end, the DMR and the mining industry have agreed to jointly seek a ‘declaratory order’ from a South African court to ensure the correct interpretation of the rules governing the BEE component of the Charter. This is a proactive and necessary step to promote regulatory certainty for the mining industry.
We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights”
and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-
region basis. The conversion of mining rights for our operations was granted and all of our mining areas are secured/supported by new-order mining rights.
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29
of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For fiscal 2015, the average royalty rate for our South
African operations was 0.5% of gross sales.
Mineral Rights
-
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
In PNG there are no applicable exchange control restrictions but the PNG central bank does have to be informed of all transactions and has to approve lending facilities and interest rates charged.
In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The policies and legislation being reviewed are the Mining Act 1992, Mining Safety
Act 1997, Mineral Policy and sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. The Chamber of Mines and Petroleum of PNG as the representative industry body has been collating information from industry participants regarding the review of current legislation and policy as part of the response to the government’s mining legislation review. Harmony is represented on the chamber’s sub-committee and is actively participating in discussions.
Health and Safety – South Africa
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
·
to provide effective monitoring of health and safety measures at mines;
·
to provide for enforcement of health and safety conditions at mines;
·
to provide for investigations and inquiries to improve health and safety at mines;
·
to promote a culture of health and safety in the mining industry;
·
training in health and safety in the mining industry; and
·
co-operation and consultation on health and safety matters between the State, employers, employees and their representatives.
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
·
training records must be kept;
·
employer investigations;
·
permanent committees of the MHSC;
·
health and safety management system;
·
administrative fines increased from R200,000 to R1 million; and
·
offences — applicable to the employer.
See “Integrated Annual Report 2015—Harmony in Action—Safety and health” on pages 58 to 75.
Health and Safety – Papua New Guinea
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
See “Integrated Annual Report 2015—Harmony in Action—Safety and health” on pages 58 to 75.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act as well as by company and mine-based recognition agreements. In South Africa, Harmony recognises four labour unions. As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 66%); the
Association of Mineworkers and Construction Union (at 15%); the United Association of South Africa (at 10%) and
Solidarity (at 2%). About 93% of our South African workforce is unionised, with the balance not belonging to a union.
See“Integrated Annual Report 2015—Harmony in Action—Employees and communities” at page 80.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Fair Work Act of
2009 and the National Employment Standards. Our Australian workforce is not unionized.
Papua New Guinea
Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-
Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.
In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. Employees at PNG are not unionized, however, Hidden Valley Mine employment is guided by an MOA between the Landowner Association, the Company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley Mine’s license to operate.

C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:
“—About Harmony” on page 4
of the Integrated Annual Report 2015 is incorporated herein by reference. Also see note 2.1
“Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT`
The information set forth under the headings:
“—Harmony in Action—Environmental performance” on pages 100 to 119;
“—Harmony in Action—Operational performance” on pages 120 to 152;
“—Governing Harmony—Directors’ report” on pages 208 to 209
of the Integrated Annual Report 2015 is incorporated herein by reference. Also see note 14 “Property, Plant and
Equipment” and note 30 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
Also see Item 4: “Information on the Company—Business Overview——Reserves”, “—Geology” and “—
Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects—Tabular Disclosure of Contractual
Obligations”.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A. OPERATING RESULT
Overview
We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2015 were 1.10 million ounces of gold. As at June 30, 2015, our mining operations and projects reported total proved and probable reserves of approximately 42.6 million gold equivalent ounces and in fiscal 2015 we processed approximately 19.9 million tons of ore.
For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.
Our reportable segments are as follows:
·
Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3 (operations were suspended and placed on care and maintenance during the December 2014 quarter), Tshepong, Unisel and
Hidden Valley;
·
the Evander operation, sold in February 2013, was classified as discontinued operations; and
·
all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.
Recent Accounting Pronouncements
Harmony’s accounting policies are described in the notes to the consolidated financial statements set forth beginning on page F-1. Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies” to our consolidated financial statements set forth beginning on page F-1.
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
Our significant accounting policies and critical accounting estimates and judgments are described in more detail in note 2 “Accounting Policies” and 3 “Critical Accounting Estimates and Judgments”, respectively, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties.
Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to our consolidated financial statements, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.
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
The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3:“Key Information—Risk Factors—Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold.
As a result, quantities of gold produced may differ from current estimates”
Depreciation of Mining Assets
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
Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code or JORC. For further discussion on mineral reserves, see “—Gold mineral reserves”
above.
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
2015
2014
2013
A
Years (life-of-mine plan) 18 17 16
B
Reserves (Tons million) 8.4 7.3 5.4
B
Resources (Tons million) 34.3 34.4 29.1
D
Total inferred resources (Tons million) 24.5 21.8 23.3
E
Inferred resources included in life-of-mine plan
(Tons million)
9.6 14.3 14.3
F
Future development costs
·
Rand million 269.0 226.0 227.3
·
US$ million 23.5 21.8 27.7
G
Depreciation expense for the fiscal year
·
As reported (US$ million) 5.0 4.1 12.1
·
Excluding inferred resources (US$
million)
10.3 11.6 23.2
Applicable to the Fiscal Year Ended June 30,
Masimong
2015
2014
2013
A
Years (life-of-mine plan) 15 13 13

Masimong
B
Reserves (Tons million) 7.3 9.1 7.6
B
Resources (Tons million) 75.5 109.6 124.9
D
Total inferred resources (Tons million) 58.2 82.3 100.9
E
Inferred resources included in life-of-mine plan
(Tons million)
3.7 4.0 4.9
F
Future development costs
·
Rand million 16.4 0.0 0.0
·
US$ million 1.4 0.0 0.0
G
Depreciation expense for the fiscal year
·
As reported (US$ million) 4.5 3.9 14.1
·
Excluding inferred resources
(US$ million)
6.1 6.9 15.8
Both the Masimong and Doornkop operations were restructured during fiscal 2015 to address the current low gold price and high input cost environment. At Masimong, orebody development has been scaled down and the expected life of mine has been shortened to three years in order to improve profitability by reducing costs and improving margins. At
Doornkop, the new life-of-mine plan, with a lower rate of production has been shortened to 15 years and will focus on mining higher grade areas. The impact of the revised life-of-mine plans for Masimong and Doornkop are expected to only have an impact on the depreciation computations from fiscal 2016.
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices
(considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2015, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price, silver price and exchange rate assumptions as follows:
Fiscal year ended June 30, 2015
Short term
Medium
term
Long term
US$ gold price per ounce ............................................................
1,150
1,180
1,200
US$ silver price per ounce...........................................................
14.00
14.50
17.00
Exchange rate (R/US$)................................................................
12.17
11.86
11.66
Exchange rate (PGK/US$)...........................................................
2.75
2.75
2.75
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
During fiscal 2015, we recorded an impairment of property, plant and equipment of US$285 million, an impairment of US$12 million was recorded in fiscal 2014 and an impairment of assets of US$274 million was recorded in fiscal 2013. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at
June 30, 2015 would have resulted in an additional impairment at Phakisa of US$103 million, Doornkop of US$76 million and Hidden Valley of US$38 million. The decreases noted would have resulted in impairments at Target 1 of
US$77 million, Target 3 of US$3 million, Tshepong of US$57 million (of which US$48 million is goodwill), Unisel of
US$1 million and other Harmony assets of US$32.3 million.
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
As at June 30, 2015 substantially all of our goodwill related to the Tshepong and Bambanani cash generating units.
A 10% decrease in commodity price assumptions at June 30, 2015 would have resulted in impairment on goodwill of
US$48 million at Tshepong. An impairment of US$123 million on goodwill relating to Phakisa was recorded in fiscal
2014. No impairment on goodwill was recorded during fiscal 2015 or fiscal 2013.
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
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2015, fiscal 2014 and fiscal 2013. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.
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
Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.
During fiscal 2015, management evaluated the deferred tax asset related to Australian entities, following the recognition of the impairment of property, plant and equipment at Hidden Valley. Harmony derecognized the deferred tax asset to the extent which future taxable profits were no longer probable. The full amount related to Australia of US$5 million was derecognized. Subsequent increases in the deferred tax asset will be recognized when future taxable profits are probable.
Revenue
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3:“Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. As a general rule, we sell our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price and do not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of our future gold production.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near-term.
Harmony’s Realized Gold Price
In fiscal 2015, the gold price remained volatile and the average gold price in US dollars received by us was
US$1,222 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3:“Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:
Fiscal Year Ended June 30,
2015
2014
2013
($/oz)
Average ..................................................................................... 1,224 1,296 1,605
High........................................................................................... 1,340 1,420 1,792
Low ........................................................................................... 1,142 1,195 1,192
Harmony’s average sales price — continuing operations
(1)
....... 1,222 1,299 1,603
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
Our all-in sustaining costs from continuing operations increased marginally from US$1,242 in fiscal 2014 to
US$1,246 in fiscal 2015. The primary reason for the marginal increase in US dollar terms is the weakening of the Rand against the US dollar in fiscal 2015. This weakening of the Rand resulted in the Rand amounts being translated at a higher rate of R11.45 compared to R10.35 in fiscal 2014. The increase in gold ounces sold and decrease in capital expenditure were offset by the impact of increased labor and energy costs, as well as inflationary pressures on supply contracts.
Our cash costs for continuing operations have increased from US$988 per ounce in fiscal 2014 to US$1,003 in fiscal 2015, due to the impact of increased labor and energy costs, inflationary pressures on supply contracts and decrease in production volumes. Management continuously review costs at all operations, to ensure that costs are properly managed and within budget.
Our US translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See Item 5:“Operating and Financial Review and Prospects—Exchange Rates”. Appreciation of the Rand and
other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3:“Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
The average exchange rate of the South African Rand depreciated approximately 11% against the US dollar in fiscal 2015 compared to fiscal 2014. In the case of our International operations, the Australian dollar depreciated by 9%
against the US dollar in fiscal 2015, while the Kina depreciated by 2% against the US dollar in fiscal 2015.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in “Risk Factors—Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution” and “—The nature of our mining operations presents safety risks”.
Reconciliation of Non-GAAP Measures
All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-
GAAP measures.
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
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces sold are used as the denominator in the all-in sustaining costs per ounce calculation.
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
2015
2014
2013
(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations –
under IFRS.......................................................
1,645
1,549
1,829
Depreciation and amortization expense................
(212)
(205)
(223)
Rehabilitation credit/(costs)..................................
1
(1)
2
Care and maintenance costs of restructured
shafts................................................................
(9)
(6)
(8)
Employment termination and restructuring costs .
(22)
(26)
(5)
Share-based payments ..........................................
(1)
(11)
(7)
Impairment of assets.............................................
(285)
(135)
(274)
Other.....................................................................
7
—
(4)
LED costs .............................................................
6
8
13
Corporate, administration and other expenditure
costs .................................................................
26
42
46
Exploration (sustaining) .......................................
—
1
4
Capital expenditure (OCD)...................................
154
151
187
Capital expenditure (Exploration, abnormal
expenditure and shaft capital) ..........................
65
82
151
Total all-in sustaining costs from continuing
operations ........................................................
1,375
1,449
1,711
Per ounce calculation:
Ounces sold ..........................................................
1,103,793
1,166,682
1,124,312
Total all-in sustaining costs per ounce from
continuing operations.......................................
1,246
1,242
1,522

Continuing operations
The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from continuing operations:
Fiscal year ended June 30,
2015
2014
2013
(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations –
under IFRS ........................................................... 1,645 1,549 1,829
Depreciation and amortization expense..................... (216) (207) (227)
Rehabilitation credit/(costs) ...................................... 1 (1) 2
Care and maintenance costs of restructured shafts .... (9) (6) (8)
Employment termination and restructuring costs ...... (22) (26) (5)
Share-based payments ............................................... (18) (26) (30)
Impairment of assets.................................................. (285) (135) (274)
Other.......................................................................... 7 — (4)
Gold inventory movement......................................... (22) 10 20
Total cash costs from continuing operations ............. 1,081 1,158 1,303
Per ounce calculation:
Ounces produced .......................................................
1,077,466 1,171,987 1,137,297
Total cash costs per ounce from continuing
operations ............................................................. 1,003 988 1,146
Discontinued operations
The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:
Fiscal year ended June 30,
2015
2014
2013
(in $ millions, except for ounce amounts)
Total cost of sales from discontinued operations – under
IFRS.................................................................................
—
—
68
Care and maintenance costs of restructured shafts ...............
—
—
(1)
Employment termination and restructuring costs .................
—
—
—
Share-based payments ..........................................................
—
—
(5)
Other.....................................................................................
—
—
(1)
Gold inventory movement....................................................
—
—
1
Total cash costs from discontinued operations.....................
—
—
62
Per ounce calculation:
Ounces produced ..................................................................
—
—
62,855
Total cash costs per ounce from discontinued operations ....
—
—
1,009
Total Harmony — Continuing and discontinued operations
The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:
Fiscal year ended June 30,
2015
2014
2013
(in $ millions, except for ounce amounts)
Total cost of sales – under IFRS.....................................
1,645
1,549
1,897
Depreciation and amortization expense ..........................
(216)
(207)
(227)
Rehabilitation (costs)/credit............................................
1
(1)
2
Care and maintenance costs of restructured shafts..........
(9)
(6)
(9)
Employment termination and restructuring costs............
(22)
(26)
(5)
Share-based payments ....................................................
(18)
(26)
(35)
Impairment of assets .......................................................
(285)
(135)
(274)
Other...............................................................................
7
—
(5)

Fiscal year ended June 30,
2015
2014
2013
(in $ millions, except for ounce amounts)
Gold inventory movement ..............................................
(22)
10
21
Total cash costs...............................................................
1,081
1,158
1,365
Per ounce calculation:
Ounces produced ............................................................
1,077,466
1,171,987
1,200,152
Total cash costs per ounce ..............................................
1,003
988
1,137
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2015 decreased by US$77 per ounce to US$1,222 per ounce from US$1,299 per ounce during fiscal 2014. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South
African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2015 is R12.16 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R10.61 per US$1.00 as at June 30, 2014, reflecting a depreciation of 15% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal
2015 of R11.45 per US$1.00, reflecting a depreciation of 11% of the Rand against the US dollar when compared with fiscal 2014. Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period 1 July 2012 to
28 February 2013).
The majority of our working costs are incurred in Rand and, as a result of this, depreciation of the Rand against the
US dollar decreased our working costs when translated into US dollars. Offsetting this decrease are increases in our labor costs as well as inflationary pressures on our consumables and energy costs, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2015. Appreciation of the Rand against the US dollar would cause an increase in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3:
“Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
On June 4, 2014 the Bank of Papua New Guinea introduced an exchange rate trading band requiring all foreign currency traded in the market to be ± 75 basis points (± 0.0075 PGK/US$ points) from the official interbank rate. This had the effect of strengthening the Kina by approximately 10% and the US$ equivalent of Kina denominated costs higher. The Bank of Papua New Guinea has weakened the Kina against the US$ by approximately 40 basis points per month in fiscal 2015. Since the introduction of the trading band the Kina has weakened by 13% against the US$ as at 30
June 2015. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Golpu and other
PNG exploration sites.
Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 4.7% at the end of fiscal
2015, 6.6% at the end of fiscal 2014 and 5.5% in fiscal 2013. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 9.6% in fiscal 2013, 8% in fiscal 2014 and 12.7% in fiscal 2015 together with an estimated increase of approximately 12.7% in fiscal 2016, will have a negative effect on the profitability of our operations.

The inflation rate in PNG ended fiscal 2013 at 7.5% and 2014 at 6%, while the annualized inflation stood at 6.1%
at the end of fiscal 2015.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key
Information—Risk Factors—Our operations may be negatively impacted by inflation”.
South African Socio-Economic Environment
We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally.
See Item 3: “Key Information—Risk Factors—The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits”.
South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the
Southern African Common Monetary Area. See Item 10: “Additional Information—Exchange Controls”.
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
Electricity in South Africa
In South Africa, almost all of the energy we consume is in the form of electricity purchased from the national power utility, Eskom, which is largely derived from coal-fired power stations.
The adequacy of Eskom generation capability depends upon such factors as the installed capacity, unit size, plant reliability, demand forecasting error and the shape of the load curve. The reserve margin is a deterministic criterion, which provides perhaps the simplest available measure of system security.
Since November 2014, the electricity supply in South Africa has been under pressure, with power interruptions
(also referred to as load shedding) occurring at short notice, similar to the power interruptions and electricity supply shortages experienced in 2008. Eskom has increased the planned maintenance on its existing generating capacity which also contributes to the smaller reserve margin. South Africa’s electricity supply constraint has worsened, largely owing to inadequate maintenance of existing generating capacity and the absence of new project and plants to address increased consumer and industrial demand.
The supply and demand for electricity is very tight especially during the evening peak periods between 17h00 and
20h00. Harmony participates voluntarily in the Eskom Demand response program to reduce their demand during the said periods. Various load clipping and load shifting projects were implemented by the South African operations to reduce the electricity demand during evening peaks. Load shifting is generally achieved by rescheduling the pumping to pumps water mainly outside of the evening peaks. Load clipping is achieved by reducing the compressed air demand during evening peak periods. Harmony also benefits financially from this as the Eskom tariffs are more expensive during that period. The risk of having power outages will be mainly limited to the evening peak periods in the current situation. This could change during summer months as the demand profile does not have the same evening peaks as during winter months, additional maintenance is scheduled for summer months hence reducing the reserve margin. Should there be major unplanned outages of Eskom generation capacity, it will be a country or sector problem and municipalities should be the first to have power outages.
The South African government has set up a ministerial electricity “war room” in order to address the following:
·
·
·
Short-term funding, maintenance and diesel supply concerns.
Speeding up the completion of the Medupi, Kusile and Ingula power stations.
Procuring additional co-generation capacity of about 800 MW.

·
Increasing gas generation. The South African government has released a request for proposals for 3,126MW of power from natural gas, with initial power expected to be available by 2020. Steps are also under way to switch Eskom’s open-cycle gas turbines from diesel to natural gas.
·
Obtaining up to 2,500MW from independent power producers generating electricity from coal, which should start being added to the national grid by 2020.
The Medupi power station’s Unit 6 generator was synchronized to the national grid in March 2015, one unit at
Ingula is scheduled for the end of 2016, with a second in 2017, and one unit each from Medupi and Kusile in 2017.
South Africa has signed five international nuclear agreements with Russia (who is seen as the preferred bidder),
France, China, South Korea and the US as it moves ahead with the procurement for its Nuclear Energy Programme. A decision is due in March 2016.
Tariffs
Like all mining companies, Harmony is a major user of electricity, mostly supplied by South Africa’s power utility,
Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. After an average increase of 22% in each of fiscal 2010, fiscal 2011 and fiscal 2012, tariffs rose by a further 9.6% in fiscal 2013 and 8% in fiscal 2014 and 12.69% in fiscal 2015. On October 3, 2014, NERSA announced the approval of the implementation plan of the Regulatory Clearing Account (“RCA”) balance for Eskom. This is a once-off recovery from standard tariff customers and other Eskom customer categories. The implementation of the second Multi-Year
Determination RCA in 2015/2016 will result in an average tariff increase of 12.69% from the 8% approved in the third
Multi-Year Determination decision of February 2013.
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
We have implemented various energy efficiency projects in recent years, resulting in an average load reduction of
40.66MW and energy savings of 345GWh since 2009. We have also committed to five DSM projects for 2016. The average evening peak load reduction will be 12MW and the anticipated energy savings will the 3,602MWh per month.
Renewable energy
At present, Harmony is considering a number of renewable and alternate energy projects, prioritized below:
·
bio-energy project in the Free State Province;
·
development of a solar park at Kalgold aims to develop solar capability to be fed into the Eskom electricity grid;
·
photovoltaic power plants in the Free State Province on Harmony owned land;
·
power generation by turbines at Kusasalethu.
See “Integrated Annual Report 2015—About Harmony—Social and ethics committee chairman’s report” on pages 22 to
24 and “Integrated Annual Report 2015—Harmony in Action—Environmental performance—” on pages 100 to 119.
Results of Operations
Years Ended June 30, 2015 and 2014
Continuing Operations
Revenues
Revenue decreased by 11%, from US$1,515 million in fiscal 2014 to US$1,348 million in fiscal 2015. This decrease can be attributed to a 6% decrease in the gold price received of US$1,222 per ounce for fiscal 2015, compared to US$1,299 per ounce for fiscal 2014 and a decrease in gold sold. Our gold sales decreased by 5%, from 1,166,682 ounces in 2014 to 1,103,793 ounces in 2015. The decrease in ounces can be attributed mainly to numerous production stoppages at Kusasalethu, lower-than-expected recovered grade at Target 1 and a breakdown in the overland conveyor belt and planned maintenance at the metallurgical plant impacted production at Hidden Valley. Target 3 was placed on care and maintenance during fiscal 2015.
At Bambanani (excluding Steyn 2, which was placed on care and maintenance during March 2014) ounces sold increased by 15% from 82,530 in fiscal 2014 to 94,748 in fiscal 2015. The recovery grade and tons milled increased by
2% and 11% to 0.370 ounce per ton and 253,000 tons respectively in fiscal 2015 following the development and mining of the high grade shaft pillar.
At Phakisa ounces sold increased by 7% from 95,263 in fiscal 2014 to 101,468 ounces in fiscal 2015. This was mainly a result of a 6% increase in tons milled from 636,000 tons in fiscal 2014 to 674,000 tons in fiscal 2015 as the operation continues to build up production.
At Tshepong ounces sold increased by 3% from 135,161in fiscal 2014 to 139,437 ounces in fiscal 2015. This was mainly a result of a 5% increase in tons milled from 1,044,000 tons in fiscal 2014 to 1,095,000 tons in fiscal 2015.
At Target 3 ounces sold decreased by 64% from 45,301 in fiscal 2014 to 16,140 in fiscal 2015. Target 3 was placed on care and maintenance during the December 2014 quarter following a sustained period of cash flow losses and significant capital expenditure required to sustain the operation.
At Target 1 ounces sold decreased by 14% from 144,936 ounces in fiscal 2014 to 124,358 ounces in fiscal 2015.
This can mainly be attributed to the 12.3% decrease in the recovery grade from 0.170 ounce per ton in fiscal 2014 to
0.149 ounces per ton in fiscal 2015. The grade in fiscal 2015 normalized following the higher recovered grade in fiscal
2014 and is in line with the life-of-mine recovery grade.
At Hidden Valley ounces sold decreased by 9% from 106,322 ounces in fiscal 2014 to 96,548 in fiscal 2015. This is mainly due to the 9% decrease in volumes milled from 2,207,000 tons in fiscal 2014 to 2,012,000 tons in fiscal 2015.
Hidden Valley’s operations were adversely impacted by breakdowns in the overland conveyor, a safety stoppage due to the fatality in December 2014 and scheduled maintenance at the metallurgical plant. Hidden Valley’s poor operational performance and the impact of low commodity prices and high input costs resulted in the restructuring of the operation.
At Masimong ounces sold decreased by 8% from 87,064 in fiscal 2014 to 80,087 in fiscal 2015. This was mainly a result of the decrease in the recovered grade by 9% from 0.118 ounces per ton in fiscal 2014 to 0.107 ounces per ton in fiscal 2015. To address the poor performance of the operation, Masimong was restructured in fiscal 2015 to improve profitability. Orebody development at Masimong has been significantly reduced and greater focus has been placed on mining higher grade areas.
At Kusasalethu ounces sold decreased by 5%, from 145,673 in fiscal 2014 to 138,151 in fiscal 2015. This was mainly due to safety stoppages, underground fires and illegal mining activities during fiscal 2015. During the first half of fiscal 2015, the life-of-mine of the operation was optimized by ensuring greater focus on profitable and higher grade areas. The optimization resulted in the abandonment of the unprofitable and lower grade areas of the mine. Levels 78 to
95, four of the existing 11 levels at Kusasalethu were abandoned. Volumes decreased by 21% to 1,001,000 tons, ounces produced decreased by 16% to 127,092 ounces, however, recovered grade increased by 6% to 0.127 ounce per ton in fiscal 2015.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.
a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2014 and fiscal 2015:
Year Ended June 30, 2015
Year Ended June 30, 2014
Percentage
(increase)/decrease
Cash costs
All-in sustaining
costs
Cash costs
All-in sustaining
costs
Cash
costs
per
ounce
All-in
sustaining
costs per
ounce
(oz
produced)
($/oz)
(oz sold)
($/oz)
(oz
produced)
($/oz)
(oz sold)
($/oz)
South Africa
Kusasalethu .......
127,092 1,283 138,151 1,615 150,916 1,171 145,673 1,570 (10) (3)
Doornkop .......... 85,618 1,092 87,160 1,382 83,687 1,264 84,653 1,574 14 12
Phakisa .............. 100,246 1,016 101,468 1,364 95,680 1,079 95,263 1,463 6 7
Tshepong........... 137,540 1,008 139,437 1,252 135,772 981 135,161 1,247 (3) -

Year Ended June 30, 2015
Year Ended June 30, 2014
Percentage
(increase)/decrease
Cash costs
All-in sustaining
costs
Cash costs
All-in sustaining
costs
Cash
costs
per
ounce
All-in
sustaining
costs per
ounce
(oz
produced)
($/oz)
(oz sold)
($/oz)
(oz
produced)
($/oz)
(oz sold)
($/oz)
Masimong ......... 79,187 1,080 80,087 1,323 87,385 1,082 87,064 1,353 - 2
Target 1 ............. 122,944 837 124,358 1,086 144,453 702 144,936 939 (19) (16)
Bambanani ........ 93,495 649 94,748 752 95,424 686 95,165 797 5 6
Joel .................... 72,596 908 74,911 1,061 75,072 885 74,204 1,019 (3) (4)
Unisel ................ 54,495 1,080 55,138 1,296 59,093 981 58,964 1,196 (10) (8)
Target 3
(1)
........... 15,529 958 16,140 1,114 45,429 1,185 45,301 1,514 19 26
Other – surface .. 94,105 1,000 95,647 1,075 93,236 1,018 93,976 1,095 2 2
International
Hidden Valley
(2)
. 94,619 1,065 96,548 1,395 105,840 991 106,322 1,244 (7) (12)
Total
continuing
operations .....
1,077,466 1,103,793 1,171,987 1,166,682
Weighted
average ......... 1,003 1,246 988 1,242 2 -
(1)
The Target 3 operation was suspended and the mine placed on care and maintenance during the December 2014 quarter.
(2)
Cash costs and all-in sustaining costs would have been US$1,230 per ounce andUS$1,557 per ounce (2014: US$1,184 per ounce and US$1,438 per ounce) respectively had silver byproduct credits of US$16 million (2014: US$20 million) or US$169 per ounce produced, US$166 per ounce sold (2014: US$192 per ounce produced, US$191 per ounce sold) not been taken into account.
Our total average all-in sustaining costs per ounce increased marginally from US$1,242 per ounce in fiscal 2014 to
US$1,246 per ounce in fiscal 2015.
Our average cash costs increased by 2%, or US$15 per ounce, from US$988 per ounce in fiscal 2014 to US$1,003 per ounce in fiscal 2015. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Offsetting the depreciation of the Rand against the dollar in fiscal 2015 is the decrease in ounces produced and sold by 8% and 5%
respectively (increase in the denominator in the per ounce calculation). Operating costs in Rand terms increased by 6%.
The South African Rand depreciated by 11% against the US dollar when compared to fiscal 2014. Operating costs in
Rand terms were affected mainly by an increase in costs on Kusasalethu, Tshepong, Target 1 and Hidden Valley where costs increased by 14%, 18%, 13% and 4%, respectively, year on year. Annual increases in labor costs as well as inflationary pressures on our consumables and increase in electricity tariffs also contributed towards higher operating costs in fiscal 2015.
At Doornkop, the cash cost per ounce decreased by 14% from US$1,264 per ounce in fiscal 2014 to US$1,092 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 12% from US$1,574 per ounce in fiscal 2014 to
US$1,382 per ounce in fiscal 2015. The decrease was mainly due to the increase in gold produced and ounces sold at
Doornkop as production in fiscal 2014 was severely impacted by the safety stoppages in fiscal 2014 due to the underground fire in February 2014.
At Phakisa, the cash cost per ounce decreased by 6% from US$1,079 per ounce in fiscal 2014 to US$1,016 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 7% from US$1,463 per ounce in fiscal 2014 to
US$1,364 per ounce in fiscal 2015. This was primarily due to an increase in ounces produced and sold as production continues to ramp up.
At Bambanani, the cash cost per ounce decreased by 5% from US$686 per ounce in fiscal 2014 to US$649 per ounce in fiscal 2015. The all-in sustaining cost per ounce decreased by 6% from US$797 per ounce in fiscal 2014 to
US$752 per ounce in fiscal 2015. This was due to an increase in ounces produced and ounces sold as result of higher recovered grades at Bambanani as the production from mining the high grade pillar continues to ramp up.
At Target 1 the cash cost per ounce increased by 19% from US$702 per ounce in fiscal 2014 to US$837 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 16% from US$939 per ounce in fiscal 2014 to US$1,086 per ounce in fiscal 2015. The increase in the cash cost per ounce and all-in sustaining cost per ounce was mainly due to the decrease in gold produced and gold sold as the recovered grade reduced by 12% to 0.149 ounce per ton in fiscal 2015.
At Kusasalethu the cash cost per ounce increased by 10% from US$1,171 per ounce in fiscal 2014 to US$1,283 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 3% from US$1,570 per ounce in fiscal 2014 to

US$1,615 per ounce in fiscal 2015. This was mainly due to the decrease in gold produced and gold sold as the operation was severely impacted by several stoppages during fiscal 2015.
At Unisel, the cash cost per ounce increased by 10% from US$981 per ounce in fiscal 2014 to US$1,080 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 8% from US$1,196 per ounce in fiscal 2014 to US$1,296 per ounce in fiscal 2015. The increase was mainly due to the decrease in gold produced and gold sold. Operations were impacted by a fatality in April 2015.
At Hidden Valley, the cash costs per ounce increased by 7%, from US$991 per ounce in fiscal 2014 to US$1,065 per ounce in fiscal 2015. The all-in sustaining cost per ounce increased by 12%, from US$1,244 per ounce in fiscal 2014 to US$1,395 per ounce in fiscal 2015. The increase was primarily due to the decrease in gold production owing to operational and safety stoppages during fiscal 2015.
b) Depreciation and amortization
Depreciation and amortization increased from US$207 million in fiscal 2014 to US$216 million, or 4%, in fiscal
2015 despite the 4% decrease in tons milled from 20,713,000 tons in fiscal 2014 to 19,919,000 tons in fiscal 2015. In
Rand terms, there was an increase in depreciation and amortization expense of 15%. The increase in the depreciation and amortization in fiscal 2015 is mainly due to the revised useful lives and residual values of most of Harmony’s operations.
The estimated quantities of economically recoverable proved and probable reserves reduced year-on-year from fiscal
2014 to fiscal 2015 following the annual life-of-mine reassessment conducted in fiscal 2014.`
c) Employment termination and restructuring costs
The charge for employment termination and restructuring costs decreased from US$26 million in fiscal 2014 to
US$22 million in fiscal 2015. Costs in fiscal 2015 relate to the restructuring at Kusasalethu, Masimong and Hidden
Valley. Target 3 was placed on care and maintenance and voluntary severance packages were offered to management in
September 2014. For fiscal 2014, the costs relate to the completion of the restructuring programmes embarked on by the group’s South African operations and at Hidden Valley, both having started during fiscal 2013.
d) Impairment of assets
The impairment charge amounted to US$285 million in fiscal 2015 compared to an impairment charge of US$135 million in fiscal 2014. The charge in fiscal 2015 relates primarily to Hidden Valley, where a charge of US$174 million was recognized following a change in the life-of-mine plan during the annual planning process. Low US$ commodity prices and high operating costs resulted in the shortening of the life-of-mine of the operation. Stripping activities in the new plan have been significantly reduced, resulting in a decrease in the reserves to be mined and the lower recoverable amount at 30 June 2015. An impairment of US$85 million was recognized for Doornkop following the decision to restructure Doornkop and the completion of the revised life-of-mine for the operation. The revised life-of-mine plan includes lower production levels and focuses on higher grade areas. The new plan resulted in a lower recoverable amount. In addition, an impairment of US$23 million for Phakisa following the annual life-of-mine reassessment and
US$4 million for Freddies 9 was recognized as plans to develop the project further at this stage have been stopped.
The charge in fiscal 2014 relates primarily to Phakisa, where a charge of US$130 million was recognized.
Exploration expenditure
In fiscal 2015, exploration expenditure decreased from US$44 million to US$23 million, primarily as a result of capitalizing the project exploration and evaluation expenditure for the Golpu project following the board approval of the
Golpu prefeasibility study in December 2014. The approval and progression to the final feasibility study stage, together with the reserves previously declared demonstrates the technical and commercial viability of the Golpu project.
Loss on scrapping of assets
During fiscal 2015, Harmony management embarked on a life-of-mine optimization process in respect of the South
African operations. The optimization ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for certain of the operations.
A loss on scrapping of US$42 million (2014: US$nil) was recorded. The abandonment of unprofitable areas in the plans resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment amounting to US$20 million and
US$20 million was recorded for Kusasalethu and Masimong each. A loss of US$2 million was also recorded for
Tshepong.

Other expenses (net)
Other expenses increased from US$20 million in fiscal 2014 to US$33 million in fiscal 2015. The increase is primarily due to the foreign exchange translation loss relating to the translation of the US$ revolving credit facilities into
Rand from US$15 million in fiscal 2014 to US$33 million in fiscal 2015. The Rand weakened by 15% from a closing rate of R10.61 in fiscal 2014 to R12.16 in fiscal 2015.
Loss from associate
The loss for fiscal 2015 follows the finalization of Rand Refinery’s 2013 and 2014 financial statements which accounted for the known inventory discrepancy at that date. Harmony recorded a further US$2 million against the loan to
Rand Refinery for its share of the loss. The inventory discrepancy arose from the implementation of a new Enterprise
Resource Planning System by Rand Refinery. Harmony recognized a loss of US$12 million in fiscal 2014 to account for its share of this discrepancy.
Net gain on financial instruments
The gain of US$1 million in fiscal 2015 relates primarily to the fair value gain recognized on the equity-linked deposits (“ELDs”) held by the environmental trusts, which are classified as fair value through profit or loss investments.
The gain recognized on the ELDs in fiscal 2014 was US$16 million. The decrease in fiscal 2015 compared to fiscal 2014 is mainly due to the maturity of the existing ELDs.
Income and mining taxes
In fiscal 2014 and 2015, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.
Income and mining tax
2015
2014
Effective income and mining tax rate ................................................ (14)% (19)%
The effective tax rate for fiscal 2015 was lower than the mining statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant items causing the group’s income tax provision to differ from the mining statutory tax rate were there are no tax consequences relating to the impairment recorded on Hidden Valley, deferred tax assets not recognized which relates primarily to the Hidden Valley operation and the deferred tax credit resulting from the reduction in the average deferred tax rates at the South African operations mainly due to lower estimated profitability following the completion of the updated life-of-mine plans.
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
As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates—Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Randfontein Estates
(includes the Doornkop and Kusasalethu operations) . The deferred tax rate at Freegold decreased from 20.3% in fiscal
2014 to 16.7% in fiscal 2015 and Randfontein Estates decreased from 18.9% to 14.3%, both decreases mainly due to the lower estimated profitability.
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
Harmony Gold (Australia) Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.
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
Discontinued Operations
There were no discontinued operations in fiscal 2015 and fiscal 2014.
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
Year Ended June 30, 2014
Year Ended June 30, 2013
Percentage
(increase)/decrease
Cash costs
All-in sustaining
costs
Cash costs
All-in sustaining
costs
Cash
costs
per
ounce
All-in
sustaining
costs per
ounce
(oz
produced)
($/oz)
(oz sold)
($/oz)
(oz
produced)
($/oz)
(oz sold)
($/oz)
South Africa
Kusasalethu...............
150,916
1,171
145,673
1,570
88,093
1,951
86,742
2,616
40
40
Doornkop ..................
83,687
1,264
84,653
1,574
116,738
1,046
114,135
1,343
(21)
(17)
Phakisa......................
95,680
1,079
95,263
1,463
78,255
1,428
77,902
1,937
24
24
Tshepong...................
135,772
981
135,161
1,247
133,554
1,212
132,944
1,555
19
20
Masimong .................
87,385
1,082
87,064
1,353
116,256
960
115,679
1,222
(13)
(11)
Target 1.....................
144,453
702
144,936
939
127,542
842
126,191
1,193
17
21
Bambanani ................
95,424
686
95,165
797
66,970
1,025
66,359
1,144
33
30
Joel............................
75,072
885
74,204
1,019
103,782
729
102,625
890
(21)
(14)
Unisel........................
59,093
981
58,964
1,196
58,289
1,111
58,000
1,370
12
13
Target 3.....................
45,429
1,185
45,301
1,514
52,277
1,116
51,859
1,477
(6)
(3)
Other – surface..........
93,236
1,018
93,976
1,095
110,534
1,073
107,577
1,172
5
7
International
Hidden Valley
(1)
........
105,840
991
106,322
1,244
85,007
1,533
84,299
2,711
35
54
Total continuing
operations............
1,171,987
1,166,682
1,137,297
1,124,312
Weighted average......
988
1,242
1,146
1,522
14
18
(1) Cash costs and all-in sustaining costs would have been US$1,184 per ounce and US$1,438 per ounce (2013:
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
Net gain on financial instruments
The gain of US$16 million in fiscal 2014 relates primarily to the fair value gain recognized on the ELDs held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the
ELDs in fiscal 2013 was US$20 million.
Income and mining taxes
In fiscal 2013 and 2014, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.
Income and mining tax
2014
2013
Effective income and mining tax rate ................................................ (19)% 36%
The effective tax rate for fiscal 2014 was lower than the mining statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant items causing the group’s income tax provision to differ from the mining statutory tax rate were there are no tax consequences relating to the impairment of goodwill recorded on Phakisa, deferred tax assets not recognized which relates primarily to the Hidden Valley operation and the deferred tax credit resulting from the reduction in the average deferred tax rates at the South African operations mainly due to lower estimated profitability.
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
As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates—Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Harmony (includes the Masimong, Unisel and Other surface operations). The deferred tax rate at Freegold decreased from 22.9% in fiscal
2013 to 20.3% in fiscal 2014 and Harmony decreased from 26.4% to 13.4%, both decreases mainly due to the lower estimated profitability.
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

Other Financial Information
Export Sales
All of our gold produced in South Africa during fiscal 2013 to 2015 was refined by Rand Refinery. Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30,
2015. All of our gold produced in PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.
Recent Developments
See Item 4: “Information on the Company—History and Development of the Company—Recent Developments—
Developments since June 30, 2015.”
B. LIQUIDITY AND CAPITAL RESOURCES
We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us. We have generally funded our operations and our short-term and long-term liquidity requirements from: (i) cash generated from operations; (ii) credit facilities and other borrowings; and (iii) sales of equity securities.
Fiscal year ended June 30,
2015
2014
2013
($ in millions)
Operating cash flows ................................................................... 176 219 363
Investing cash flows .................................................................... (253) (255) (320)
Financing cash flows ................................................................... 15 16 (5)
Foreign exchange differences...................................................... (22) (17) (45)
Total cash flows .......................................................................... (84) (37) (7)
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
Net cash generated by operations decreased from US$219 million in fiscal 2014 to US$176 million in fiscal 2015.
This was mainly due to the decrease in revenue which is attributable to the decrease in gold sold in fiscal 2015, increases in production costs due to increases in labor, materials and electricity and other inflationary pressures in fiscal 2015.
Investing
Net cash utilized by investing activities was US$253 million in fiscal 2015, as compared with US$255 million in fiscal 2014. Additions to property, plant and equipment were US$246 million in fiscal 2015 compared with US$254 million in fiscal 2014.
Financing
Financing activities generated US$15 million in fiscal 2015, compared with US$16 million generated in fiscal
2014.
In fiscal 2015, we drew down US$80 million (2014: US$60 million). US$35 million and US$45 million were drawn down respectively on the Nedbank Rand and US dollar revolving credit facilities. Loan repayments in fiscal 2015 amounted to US$65 million (2014: US$44 million). No dividends were paid in fiscal 2014 and 2015.
Outstanding Credit Facilities and Other Borrowings
On December 20, 2013, we entered into a loan facility with Nedbank, comprising a revolving credit facility of
R1,300 million (US$126 million). Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. In January 2015, R400 million (US$35 million) was drawn down. At June 30, 2015, the remaining R900 million
(US$74 million) on this facility is available until December 2016.

On December 22, 2014, we entered into a loan facility agreement which was jointly arranged by Nedbank Limited and Barclays Bank Plc, comprising a revolving credit facility of up to US$250 million. All conditions precedent were met during February 2015 and US$205 million was drawn down to repay the syndicated revolving credit facility, resulting in a net cash outflow of US$65 million. The remaining US$45 million was drawn down during May 2015.
Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. The facility is repayable on maturity during February 2018.
We need to comply with certain debt covenants for both the Nedbank facility and US dollar revolving credit facility. The debt covenant tests were renegotiated during December 2014 and are as follows:
·
The group’s interest cover ratio shall not be less than five (EBITDA
1
/Total interest paid).
·
Tangible Net Worth
2
to total net debt ratio shall not be less than six times or eight times when dividends are paid.
·
Leverage
3
shall not be more than 2.5 times.
1
EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.
2
Tangible Net Worth is defined as total equity less intangible assets.
3
Leverage is defined as total net debt to EBITDA.
We complied with the relevant covenants during fiscal 2015.
Recently Retired Credit Facilities and Other Borrowings
On August 11, 2011, we entered into a loan facility arranged by Nedbank Limited and FirstRand Bank Limited
(acting through its Rand Merchant Bank division) (syndicate), comprising a US$300 million syndicated revolving credit facility. The facility was utilized to fund exploration project in PNG. Interest at LIBOR plus 260 basis points, was paid quarterly. The syndicated revolving credit facility was repayable after three years. The outstanding amount on the syndicated revolving credit facility was settled in February 2016 by drawing against the new facility entered into on
December 22, 2014.
Capital Expenditures
Total budgeted capital expenditures for fiscal 2016 are US$171 million. Details regarding the budgeted capital expenditures for each operation are found in “Integrated Annual Report 2015—Harmony in Action—Operational
performance” on page 124. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “—Outstanding Credit Facilities and Other
Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2015:
$’million
Authorized and contracted for
(1)
.......................................... 13
Authorized but not yet contracted for ................................. 21
Total ...................................................................................
34
(1)
Including our share of the PNG joint venture’s capital expenditure of US$2 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Golpu project in PNG is, however, expected to require additional capital expenditure over the next three to six years to complete construction, most of which will be funded from cash generated by operations and the balance by debt which. We may also consider other options or structures to finance
Golpu. For more information on our planned capital expenditures, see “—Capital Expenditure” above. Also see “Item 3:
“Risk Factors—To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information—Exchange Controls”.
The information set forth under the headings:
·
“—Harmony in Action—Operational performance—Outlook for FY16” on pages 123 to 125 of the Integrated Annual Report 2015 is incorporated herein by reference.
D. TREND INFORMATION
The information set forth under the headings:
·
“—Harmony in Action—Operational performance” on pages 120 to 122 and pages 126 to 152 of the Integrated Annual Report 2015 is incorporated herein by reference.
E. OFF-BALANCE SHEET ARRANGEMENTS
Our obligation with regards to operating leases is US$0.34 million and relates to the offices in Brisbane and PNG.
This amount at June 30, 2015 is due within 12 months. Contractual obligations in respect of mineral tenement leases in
PNG amount to US$57 million at June 30, 2015.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2015:
Payments Due by Period
Total
($’million)
Less Than 12
Months July 1,
2015 to
June 30, 2016
($’million)
12-36 Months
July 1, 2016
to June 30,
2018
($’million)
36-60 Months
July 1, 2018
To June 30,
2020
($’million)
After 60
Months
Subsequent
June 30, 2020
($’million)
Bank facilities
(1)
.......................................... 307 10 297 — —
Non-current liabilities
(2)
............................. 2 — — — 2
Post-retirement health care
(3)
...................... 13 — — — 13
Environmental obligations
(4)
...................... 182 — — — 182
Total contractual obligations ..................
504 10 297 — 197
(1)
See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Outstanding
Credit Facilities and Other Borrowings”.
(2)
This liability relates to the Sibanye Beatrix ground swap royalty provision. See note 27 to our consolidated financial statements set forth beginning on page F-1.
(3)
This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2015.
(4)
We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial
Review and Prospects—Critical Accounting Policies—Provision for environmental rehabilitation”.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2015:
Amount of Commitments Expiring by Period
Total
($’million)
Less Than 12
Months July 1,
2015 to
June 30, 2016
($’million)
12-36 Months
July 1, 2016
to June 30,
2018
($’million)
36-60 Months
July 1, 2018
To June 30,
2020
($’million)
After 60
Months
Subsequent
June 30, 2020
($’million)
Guarantees
(1)
............................................ 39 — — — 39
Capital commitments
(2)
............................ 13 13 — — —
Total commitments expiring by
period ................................................
52 13 — — 39
(1)
Amount of Commitments Expiring by Period.
(2)
Capital commitments consist only of amounts committed to external suppliers, although a total of US$21 million has been approved by the board for capital expenditures.
G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
·
“—About Harmony—Board and management” on pages 28 to 36
of the Integrated Annual Report 2015 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
·
“—Governing Harmony—Remuneration report” on pages 190 to 201 of the Integrated Annual Report 2015 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
·
·
·
“—Governing Harmony—Corporate governance” on pages 172 to 189;
“—Governing Harmony—Remuneration report” on pages 190 to 201; and
“—Governing Harmony—Audit and risk committee chairman’s report” at page 202 of the Integrated Annual Report 2015 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
·
“—Harmony in Action—Employees and communities” on pages 76 to 99 of the Integrated Annual Report 2015 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the headings:
·
“—Governing Harmony—Remuneration report” on pages 190 to 201; and

·
“—Additional information—Shareholder information” on pages 220 to 221 of the Integrated Annual Report 2015 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 16, 2015, our issued share capital consisted of 436,189,392 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (B) there are no arrangements
(including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
Significant changes in the percentage ownership held by major shareholders in the past three years are described below under “—Related Party Transactions”.
A list of the holders that hold 5% or more of our securities as of October 16, 2015 is set forth below:
Holder
Number of Shares
Percentage
Deutsche Bank Trust Company Americas (1)
............. 185,612,329 42.55
Allan Gray Unit Trust Management Ltd. (3)
.............. 79,719,417 18.28
ARM Ltd. (2)(3)
........................................................... 63,632,922 14.59
Private Investors (North America) (3) (4)
....................... 31,947,653 7.32
Public Investment Corporation of South Africa (3)
..... 27,674,528 6.34
Van Eck Global (3)(5)
..................................................... 25,735,152 5.90
(1)
Deutsche Bank Trust Company Americas has acted as the depositary (“Depositary”) with respect to the
ADSs evidenced by ADRs as of October 10, 2011 . Holding disclosed represents outstanding ADRs on
October 16, 2015.
(2)
Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
(3)
Holdings as of September 30, 2015.
(4)
Private Investors (North America)'s holding includes 31,928,958 held in ADR form and is included in (1) above.
(5)
Van Eck's holding of 25,735,152 is held in in the form of ADRs and is included in (1) above.
B. RELATED PARTY TRANSACTIONS
The information set forth under the heading:
·
“—Governing Harmony—Directors’ report” on pages 208 to 209
of the Integrated Annual Report 2015 is incorporated herein by reference. Also see note 20 “Investments in Associates”
note 21 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18: “Financial Statements and Item 3: “Key Information—Selected Financial Data”.

Legal Proceedings
None of our properties is the subject of pending material legal proceedings. We have experienced a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.
Silicosis (and other occupational diseases)
AngloGold Ashanti court case
On March 3, 2011, judgment was handed down in the Constitutional Court, in the case of Mr Thembekile
Mankayi v AngloGold Ashanti Limited regarding litigation in terms of the Occupational Diseases in Mines and Works
Act (ODIMWA). The judgment allows claimants, such as Mr Mankayi, to institute action against their current and former employers for damages suffered as a result of them contracting occupational diseases which result from their exposure to harmful quantities of dust whilst they were employed at a controlled mine as referred to in ODIMWA. In this regard, should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis, as an example, was contracted whilst in the employ of the company and that it was contracted due to negligence on the company’s part to provide a safe and healthy working environment. The link between the cause (negligence by the company in exposing the claimant to harmful quantities of dust whilst in its employ) and the effect (the silicosis) will be an essential part of any case.
South Africa class action
On August 23, 2012, Harmony and certain of its subsidiaries (Harmony group) were served with court papers in terms of which three former employees made application to the South Gauteng High Court to certify a class for purposes of instituting a class action against the Harmony group. In essence, the applicants want the court to declare them as suitable members to represent a class of current and former mineworkers for purposes of instituting a class action for certain relief and to obtain directions from the court as to what procedure to follow in pursuing the relief required against the Harmony group.
Similar applications were also brought against various other gold mining companies for similar relief during
August 2012.
On January 8, 2013, the Harmony group, alongside other gold mining companies operating in South Africa
(collectively the respondents), was served with another application to certify two classes of persons representing a class of current and former mine workers who work or have worked on gold mines owned and/or controlled by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases, and another class of dependents of mine workers who have died of silicosis and who worked on gold mines owned and/or controlled by the respondents. The
Harmony group opposed both applications and instructed its attorneys to defend the application.
Following receipt of the aforesaid application, the Harmony group was advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. After deliberation between the respondents’ attorneys and the applicants’ attorneys, it was resolved that the applicants’ attorneys will consolidate the two applications, together with three other similar applications. The applicants' attorneys delivered an amended application for consideration by the respondents. On October 17, 2013, the five certification applications were consolidated by order of court. It was agreed between the parties that the respondents have until May 30, 2014 to answer the allegations made in the consolidated class certification application, and to state reasons why a class or classes should not be certified.
On May 30, 2014, the Harmony group served its answering affidavit to the consolidated class certification application. On September 15, 2014, the applicants’ attorneys delivered their replying affidavit to the answering affidavit. The applicants’ attorneys have also joined further applicants to the present proceedings and amended the relief sought against the gold mining companies on a number of occasions.
On December 12, 2014, the Treatment Action Campaign and Sonke Gender Justice (both non-profit organizations) (applicants) brought a formal application to the consolidated class certification application to be admitted as amici curiae (i.e. friends of the court). On August 28, 2015, the applicants were admitted as amici curiae. However, at the certification application enrolled for hearing between October 12, 2015 and October 23, 2015, they may only present legal submissions as to whether a certification of a class action should be granted or not.
Silicosis court case
On May 3, 2013, Harmony and one of its subsidiaries received a summons from Richard Spoor Attorneys on behalf of an employee. The plaintiff is claiming US$2.1 million in damages plus interest from Harmony and one of its subsidiaries, and another gold mining group of companies. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. At this stage, and in the absence of a court decision on this matter, it is not yet certain as to whether the company will incur any costs (except legal fees) related to the above claim.
Due to the limited information available on the above claims and potential other claims, and the uncertainty of the outcome of the consolidated class certification application, no costs estimation can as yet be made for the possible obligation.
Watut River damage claims
Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than two years. It is not practicable to make any reasonable assessment of the prospects of the plaintiffs succeeding should they proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognized in the financial statements for this matter.
US class action
On April 18, 2008, Harmony Gold Mining Company Limited was made aware that it had been named as a defendant in a lawsuit filed in the US District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (ADRs) and options with regards to certain of its business practices. Harmony retained legal counsel. The company reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in
November 2011. A single class member filed an appeal of the District Court’s order approving the settlement. That appeal resulted in the United States Court of Appeals for the Second Circuit affirming the decision of the District Court on more than one occasion. The objecting plaintiff requested that the United States Supreme Court review the decision of the Second Circuit. Following the denial of the request for review of the case by the Supreme Court in May 2014, the case has been concluded. The distribution of the settlement amount, held in escrow, to the plaintiff class of the lawsuit filed in the United States of America was completed during the 2015 financial year. From both legal and accounting perspectives, the matter is now concluded.
B. SIGNIFICANT CHANGES
Not applicable. See Item 4: “Information on the Company—History and Development of the Company—Recent
Developments—Developments since June 30, 2015.
ITEM 9 THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
The information set forth under the heading:
·
“—Additional Information—Shareholder information” at page 220 of the Integrated Annual Report 2015 is incorporated herein by reference.
As of October 16, 2015, there were 1,777 record holders of our 185,612,329 ADRs in the United States.
The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:
Harmony
Ordinary Shares
(Rand per
Ordinary Share)
High
Low
Fiscal year ended June 30, 2011
Full Year......................................................................... 103.25 71.90
Fiscal year ended June 30, 2012
First Quarter.................................................................... 106.00 85.80
Second Quarter ............................................................... 115.75 92.64

Harmony
Ordinary Shares
(Rand per
Ordinary Share)
High
Low
Third Quarter .................................................................. 101.75 82.88
Fourth Quarter ................................................................ 89.00 72.84
Full Year......................................................................... 115.75 72.84
Fiscal year ended June 30, 2013
First Quarter.................................................................... 85.71 67.50
Second Quarter ............................................................... 74.05 65.20
Third Quarter .................................................................. 75.64 53.40
Fourth Quarter ................................................................ 58.25 33.47
Full Year......................................................................... 85.71 33.47
Fiscal year ended June 30, 2014
First Quarter.................................................................... 42.47 32.74
Second Quarter ............................................................... 36.14 24.48
Third Quarter .................................................................. 40.32 27.25
Fourth Quarter ................................................................ 35.60 27.72
Full Year......................................................................... 42.47 24.48
Fiscal year ended June 30, 2015
July 2015 ........................................................................ 15.85 11.94
August 2015.................................................................... 14.25 11.25
September 2015 .............................................................. 12.20 8.63
As of October 16, 2014................................................... 11.10 8.55
On October 16, 2015, the share price of our ordinary shares on the JSE was R11.10.
Our ADSs, evidenced by ADRs, are listed on the NYSE The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE were as follows:
NYSE
Harmony ADRs
($ per ADR)
High
Low
Fiscal year ended June 30, 2011
Full Year........................................................................... 15.57 9.72
Fiscal year ended June 30, 2012

NYSE
Harmony ADRs
($ per ADR)
High
Low
First Quarter...................................................................... 14.87 11.50
Second Quarter ................................................................. 14.37 11.34
Third Quarter .................................................................... 13.31 10.70
Fourth Quarter .................................................................. 11.04 8.70
Full Year........................................................................... 14.87 8.70
Fiscal year ended June 30, 2013
First Quarter...................................................................... 10.34 8.21
Second Quarter ................................................................. 8.96 7.50
Third Quarter .................................................................... 8.96 5.94
Fourth Quarter .................................................................. 6.38 3.30
Full Year........................................................................... 10.34 3.30
Fiscal year ended June 30, 2014
First Quarter...................................................................... 4.33 3.30
Second Quarter ................................................................. 3.67 2.36
Third Quarter .................................................................... 3.77 2.36
Fourth Quarter .................................................................. 3.34 2.52
Full Year........................................................................... 4.33 2.36
Fiscal year ended June 30, 2015
July 2015 .......................................................................... 1.34 0.95
August 2015...................................................................... 1.16 0.84
September 2015 ................................................................ 0.89 0.60
As of October 16, 2015..................................................... 0.84 0.58
On October 16, 2015, the closing share price of our ADRs on the NYSE was US$0.80.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The information set forth under the heading:
·
“—Additional Information—Shareholder information” on pages 220 to 221 of the Integrated Annual Report 2015 is incorporated herein by reference.
The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R11,925 billion (US$982 billion) at June 30, 2015. The mining market capitalization was R1,920 billion (US$158 billion) at June 30, 2015, 16% of the overall JSE market capitalization and constituted 13% in terms of value traded.
Strate Settlement
Under Strate, South Africa’s Central Securities Depository (“CSD”), there are essentially two types of clients:
controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker’s chosen Custodian Bank, the CSD Participant (“CSDP”). A non-controlled client is one who appoints his own CSDP to act as custodian on his behalf. Equity settlements take place on a contractual
T+5 (where T= trade date) settlement cycle. Securities and funds become due for settlement five business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle five days after the trade date. There is currently a market-wide project underway to reduce the settlement cycle to three days after the trade date.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
The information set forth under the heading:
·
“—Additional Information—Shareholder information” on pages 220 to 221 of the Integrated Annual Report 2015 is incorporated herein by reference.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014 which was filed with the SEC on October 23, 2014, is available on the SEC’s website and is incorporated herein by reference.
C. MATERIAL CONTRACTS
Neither the Company nor any member of the group of which it is a party has entered into any material contracts, other than in the ordinary course of its business, during the two years immediately preceding the publication of this document.
D. EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.
The Republic of South Africa’s exchange control regulations provide for restrictions on the exportation capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia and the Kingdoms of
Lesotho and Swaziland. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are administered by the Financial Surveillance Department of the South African
Reserve Bank (“SARB”).

Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-
residents. Following the initial reforms, ongoing relaxations have been introduced with the aim of achieving a macroprudential risk based approach to the management of foreign exchange. The reforms are being made to, among other things, enable international firms to make investments through South Africa to the rest of Africa and to further enhance opportunities for offshore portfolio diversification for resident investors. In addition, the relaxations have also significantly raised the size of the discretionary allowances available to residents for overseas transactions.
A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.
These comments relate to exchange controls in force at June 30, 2015. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February.
It is not possible to predict whether existing exchange controls will be changed by the South African government in the future. Even though the trend in recent years has been the continued gradual relaxation of the exchange controls, this may change given the current volatility in international markets.
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
Under present South African exchange control regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. No prior SARB approval is required for the transfer of proceeds to South Africa, in respect of shares listed on the JSE, provided these funds enter the country through the normal banking channels. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words “non-
resident.”
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
Interest on foreign loans is subject to a withholding tax of 15% and freely remittable abroad, provided the loans received prior approval from the SARB. However, this rate may be reduced depending on the applicability of a double taxation treaty.
Investments
We are required to seek approval from the SARB to use funds held in South Africa to make investments outside of
South Africa.
Dividends
Dividends declared by a quoted company are subject to a withholding tax of 15% and freely transferable out of
South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the
SARB to non-resident shareholders. However, this rate may be reduced depending on the applicability of a double taxation treaty.
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

E. TAXATION
Certain South African Tax Considerations
The discussion set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of South Africa for tax purposes from a South African perspective. It specifically excludes the tax consequences for persons who are not residents of South Africa for tax purposes whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17,
1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes, as trading stock). We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.
Dividends
With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. Previously, South Africa imposed a corporate tax known as secondary tax on companies (“STC”) at the rate of 10% on dividends declared by a South African company. It is important to appreciate that STC was not a withholding tax on dividends borne by the shareholder, but a tax on profits of a company borne by the company. The rate at which Dividends Tax is levied is 15%. Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be, as a withholding agent.
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
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 33.3% of the capital gain is included in the individual’s taxable income (effectively 13.65% should the individual pay tax at the marginal rate). In the case of a corporate entity or trust, 66.6% of such gain is included in its taxable income (effectively a rate of 18.6% for a corporate entity and 27.3% for a trust). CGT is only applicable to non-
residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The
US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in
South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an
ADS.
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

·
80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock; and
·
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
Interest
South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from March 1, 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10% once the US Treaty is renegotiated.
Withholding tax on Service Fees
Currently it is proposed that a withholding tax on service fees at the rate of 15% will be introduced on any service fee that is paid by any person to or for the benefit of any foreign person to the extent that the amount is regarded as having been received by or accrued to that foreign person from a source within South Africa. The concept of service fees is defined very widely and includes an amount that is received or accrued in respect of technical services, managerial services and consultancy services.
Capitalization Shares
Capitalization shares issued to holders of shares in lieu of cash dividends are currently not subject to Dividends
Tax. However, these shares have a base cost of zero.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
Certain Material United States Federal Income Tax Considerations
Except as described below under the heading “—Non-US Holders,” the following is a discussion of certain material US federal income tax consequences for a US holder of purchasing, owning, and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires).
You will be a “US holder” if you are a beneficial owner of ordinary shares and you are:
·
an individual who is a citizen or resident of the United States;
·
a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;
·
an estate whose income is subject to US federal income tax regardless of its source; or

·
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
This summary is based on the US Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service rulings, and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.
This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, person whose
“functional currency” is not the US dollar, person liable for alternative minimum tax, or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-
income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed below, any tax reporting obligations of a holder of our ordinary shares.
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
We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, US holders of ordinary shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.
Each prospective purchaser should consult his or her tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning, or disposing of shares or ADSs.
Taxation of Distributions Paid on Ordinary Shares
Subject to the discussion in “—Passive Foreign Investment Company Rules” below, under US federal income tax laws, if you are a US holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to US federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by certain non-
corporate US holders will generally be taxed at a maximum rate of 20%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a “qualified foreign corporation”, and we believe that we are, and will continue to be, a “qualified foreign corporation” for US federal income tax purposes. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain US corporations.
Dividends paid in South African Rand will be included in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend, regardless of whether the payment is in fact converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitations. You should generally not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into US dollars immediately upon receipt by the applicable party. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in US dollars, on the date that it is distributed.
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
Taxation of the Disposition of Ordinary Shares
Subject to the discussion in “—Passive Foreign Investment Company Rules” below, if you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount you receive on the sale and your adjusted tax basis in the ordinary shares, determined in U.S dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. After January 1, 2013, long-term capital gain recognized by a non-corporate US holder is generally subject to a maximum tax rate of 15% but may be as high as 20%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to offset capital losses against income is subject to limitations.
Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.
To the extent that you incur South African securities transfer tax in connection with a transfer or withdrawal of ordinary shares as described under “— Certain South African Tax Considerations—Securities Transfer Tax” above, securities transfer tax will not be a creditable tax for US foreign tax credit purposes.
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
·
at least 75% of our gross income for the taxable year is passive income; or
·
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
·
any gain you realize on the sale or other disposition of your ordinary shares; and
·
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares).
Under these rules:
·
the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;
·
the amount allocated to the taxable year in which you realized the gain or received the excess distribution will be taxed as ordinary income;
·
the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate applicable to you in effect for that year; and
·
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
TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO
PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, AND DISPOSING OF THE
ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR
FOREIGN LAWS, AND PROPOSED CHANGES IN APPLICABLE LAWS.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENTS BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
Our current Memorandum of Incorporation may be examined at our principal place of business at: Randfontein
Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1759, South Africa.
We also file annual and furnish interim reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
Public Reference Room
100 F Street, NW
Room 1580
Washington D.C. 20549
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services. We file electronically with the SEC, and the documents it files are available on the website maintained by the SEC at www.sec.gov.
This Annual Report on Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2015. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
No material on the Harmony website forms any part of this Annual Report on Form 20-F.

I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover is incorporated herein by reference.
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
See Item 3:“Key Information—Exchange Rates” and “Key Information—Risk Factors—Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
We did not have any currency contracts in place as of June 30, 2015, 2014 or 2013.
Commodity Price Sensitivity
General
The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market prices of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: “Key Information—Risk Factors—The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.
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
Commodity Sales Agreements
We did not have any forward commodity sales agreements in place during fiscal 2015, 2014 or 2013.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis—borrowings
A change of 100 basis points in interest rates on borrowings at June 30, 2015, 2014 and 2013 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.
June 30,
2015
2014
2013
($ in millions)
Increase in 100 basis points.............................................................. (3) (3) (3)
Decrease in 100 basis points ............................................................ 3 3 3
Sensitivity analysis – financial assets
A change of 100 basis points in interest rates on financial assets at June 30, 2015, 2014 and 2013 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.
June 30,
2015
2014
2013
($ in millions)
Increase in 100 basis points.............................................................. 3 3 4
Decrease in 100 basis points ............................................................ (3) (3) (4)
For further information on sensitivities, see note 4 to our consolidated financial statements “Financial Risk
Management” set forth beginning on page F-1.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DESCRIPTION OF DEBT SECURITIES
Not applicable.
B. DESCRIPTION OF WARRANTS AND RIGHTS
Not applicable.
C. DESCRIPTION OF OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITORY SHARES
On October 7, 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of Bank of New York
Mellon as its Depositary for the ADSs evidenced by ADRs. A copy of our form of amended and restated deposit agreement (the “Deposit Agreement”) among the Depositary, owners and beneficial owners of ADRs and Harmony was filed with the SEC as an exhibit to our Form F-6 filed on September 30, 2009.
The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The principal terms regarding fees and charges that an ADR holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below.

Fees and Expenses
Persons depositing shares or ADR holders must pay:
For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
·
The execution and delivery of ADRs
·
The surrender of ADRs
$.02 (or less) per ADS
·
Any cash distribution to you
A fee equivalent to the fee that would be payable if
securities distributed to you had been shares and the
shares had been deposited for issuance of ADSs
·
Distribution of securities distributed to holders of
deposited securities which are distributed by the
depositary to ADR holders
Registration or transfer fees
·
Transfer and registration of equity shares on our
share register to or from the name of the depositary
or its agent when you deposit or withdraw shares
Expenses of the depositary
·
·
Cable, telex and facsimile transmissions (when
expressly provided in the Deposit Agreement)
·
Converting foreign currency
Taxes and other governmental charges the depositary or
the custodian have to pay on any ADR or share
underlying an ADR, for example, stock transfer taxes,
stamp duty or withholding taxes
·
As necessary
Any charges incurred by the depositary or its agents for
servicing the deposited securities
·
As necessary
In addition, ADR holders must pay any tax or other governmental charge payable by Depositary or its custodian on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:
·
refuse to effect any transfer of such ADRs or any withdrawal of ADSs;
·
withhold any dividends or other distributions; or
·
sell part or all of the ADSs evidenced by such ADR,
and may apply dividends or other distributions or the proceeds of any sale in payment of the outstanding tax or other governmental charge. The ADR holder remains liable for any shortfall.
Fees and payments made by the Depositary
The Depositary has agreed to reimburse Harmony for expenses Harmony incurs that are related to establishment and maintenance expenses of our ADR facility. The Depositary has agreed to reimburse Harmony for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Harmony annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the Depositary has agreed to provide additional payments to Harmony based on any applicable performance indicators relating to the ADR facility.
The amount of reimbursement available to Harmony is not necessarily tied to the amount of fees the Depositary collects from investors.
During the fiscal year ended June 30, 2015, Harmony received net direct and indirect payments of approximately
$0.72 million from the Depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2015, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief
Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the
CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2015.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control —Integrated Framework (2013 Framework) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2015, and has concluded that such internal control over financial reporting was effective based upon those criteria.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of
Harmony’s internal control over financial reporting as of June 30, 2015.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1.  The consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2015 Form 20-F.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2015 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. John Wetton, independent non-executive chairman of the audit and risk committee, is regarded as being the
Company’s “audit committee financial expert” as defined by the rules of the SEC.
In addition, the audit committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Mr. Wetton, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act.
ITEM 16B CODE OF ETHICS
The information set forth under the heading:
·
“—Governing Harmony—Corporate governance” on page 172 and 180 of the Integrated Annual Report 2015 is incorporated herein by reference.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Fiscal year ended June 30, 2014 .............. US$ 1.909 million
Fiscal year ended June 30, 2015 .............. US$ 1.652 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:
Fiscal year ended June 30, 2014 .............. US$ 0.247 million
Fiscal year ended June 30, 2015 .............. US$ 0.001 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:
Fiscal year ended June 30, 2014 .............. US$ 0.033 million
Fiscal year ended June 30, 2015 .............. US$ 0.088 million
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:
Fiscal year ended June 30, 2014 .............. US$ 0.191 million

Fiscal year ended June 30, 2015 .............. US$ 0.059 million
E. AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc. to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the company’s delegation of authority framework and the audit committee’s policy on non-audit services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
None.
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
US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be nonexecutive directors, the majority of whom must be independent. Harmony has a Nomination Committee comprised of five non-executive board members. The lead independent non-executive director serves as chairman of the Nomination Committee. For US domestic companies, the chairperson of this committee is required to be the chairperson of the board of directors. The current chairman of our board of directors, Patrice Motsepe, is chairman of one of Harmony’s largest shareholders, African Rainbow Minerals
Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the
Nomination Committee. The lead independent non-executive director was re-appointed in August 2015.
US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising seven board members, all of whom are non-
executive and six of whom are independent.
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
ITEM 16H. MINE SAFETY DISCLOSURE
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
Cash costs: total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are attributable total cash costs divided by attributable ounces of gold produced.
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
Footwall: the underlying side of a fault, orebody or stope.
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
Orebody : a well-defined mass of mineralized material of sufficient mineral content to make extraction economically viable.
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
Shaft : a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.
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
Tonnage: quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-
bearing material in situ or quantities of ore and waste material mined, transported or milled.
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
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2015 Form 20-F:

·   Index to Financial Statements;

·   Report of Independent Registered Public Accounting Firm; and

·   Consolidated Financial Statements.

1TEM 19. EXHIBITS
1.1
Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of
Association) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended
June 30, 2014, filed on October 23, 2014)
*2.1
Notice to shareholders dated October 23, 2015 in respect of the annual general meeting to be held on
November 23, 2015
2.2
Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to
Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)
2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-
F for the fiscal year ended June 30, 2011, filed on October 24, 2011)
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
Limited and Newcrest Mining Limited (incorporated by reference to Harmony’s Annual Report on Form 20-
F for the fiscal year ended June 30, 2009, filed on October 26, 2009)
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
4.11
First Addendum to the Sale of Business Agreement dated May 24, 2013 between Harmony Gold Mining
Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on
October 25, 2013)
4.12
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
4.38
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company
Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended
June 30, 2013, filed on October 25, 2013)
4.39 Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony

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
June 30, 2014, filed on October 23, 2014)
4.52
Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated
May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye
Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)
4.53
Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company
Limited and Riana Bisschoff, dated March 14, 2014 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)

*4.54
Harmony 2006 Share Scheme (2015 Amended Version) – marked up version to be presented to the shareholders for approval at the annual general meeting to be held on November 23, 2015
*4.55
Revolving credit facility agreement of up to USD250 000 000 dated December 22, 2014 for Harmony Gold
Mining Company Limited arranged by ABSA Bank Limited and Nedbank Limited (acting through its
Nedbank Capital Division) with Nedbank Limited (acting through its Nedbank Capital Division) acting as
Facility Agent
*4.56 Annexure A to Exhibit 4.55 - Transfer Certificate dated May 5, 2015
*4.57 Annexure B to Exhibit 4.55 - Accession Deed dated May 6, 2015
*4.58
Amendment and Restatement Agreement amongst Harmony Gold Mining Company Limited, the Original
Guarantors listed in Schedule 1 hereto, Nedbank Limited (acting through its Nedbank Capital and Nedbank
Corporate divisions) (as Arranger and Original Lender) and Nedbank Limited (acting through its Nedbank
Capital division) (as Facility Agent), dated February 5, 2015
*8.1 Significant subsidiaries of Harmony Gold Mining Company Limited
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
*15.1
*99.1 Consolidated Financial Statements 2015 dated October 23, 2015
Harmony Integrated Annual Report 2015 dated October 23, 2015
* Filed herewith

S-1
SIGNATURES
Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: October 23, 2015