Form 20-F
period 2017-06-30
HARMONY GOLD MINING CO LTD
filed 2017-10-27
CIK 1023514

As filed with the Securities and Exchange Commission on October 26, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from___ to___
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒  NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☒  NO ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   YES ☒  NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)**.    YES ☐  NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

YES ☐ NO ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2017 (“Harmony 2017 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony Integrated Annual Report 2017 included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2017”) is incorporated by reference into the Harmony 2017 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2017 is not deemed to be filed as part of the Harmony 2017 Form 20-F.
Only (i) the information included in the Harmony 2017 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2017 that is expressly incorporated by reference in the Harmony 2017 Form 20-F and (iii) the exhibits to the Harmony 2017 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2017 which is not referenced in the Harmony 2017 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
Financial and other material information regarding Harmony is routinely posted on and accessible at the Harmony website, www.harmony.co.za. References in the Harmony 2017 Form 20-F and the Exhibits to the Harmony website, unless otherwise expressly stated, are not incorporated by reference into this document.

- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2017 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC’s Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information-Risk Factors-Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) assets and liabilities at the closing rate as reported by Reuters on the last business day of the period (R13.11 per US$1.00 as at June 30, 2017, R14.72 per US$1.00 as at June 30, 2016 and R12.16 per US$1.00 as at June 30, 2015), (ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions (iii) income statement items at the average rate for the year (R13.60 per US$1.00 for fiscal 2017, R14.50 per US$1.00 for fiscal 2016 and R11.45 per US$1.00 for fiscal 2015) and (iv) equity items are translated at historic rates. Profit from discontinued operations in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013). Capital expenditures for fiscal 2018 have been translated at an exchange rate of R13.74 per US$1.00. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3:“Key Information-Selected Financial Data-Exchange Rates”.

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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- ii -

•	overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;

•	estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;

•	estimates of future gold and other metals production and sales;

•	estimates of future cash costs;

•	estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices;

•	estimates of provision for silicosis settlement;

•	statements regarding future debt repayments;

•	estimates of future capital expenditures;

•	the success of our business strategy, development activities and other initiatives;

•	estimates of reserves statements regarding future exploration results and the replacement of reserves;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;

•	changes in government regulation, particularly mining rights and environmental regulation;

•	fluctuations in exchange rates;

•	the adequacy of the Group’s insurance coverage;

•	socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

- iii -

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements, and the notes thereto, set forth beginning on page F-1, and with Item 3:“Key Information-Risk Factors” and Item 5: “Operating and Financial Review and Prospects”. Historical results are not necessarily indicative of results to be expected for any future period.
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and have been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2017 and 2016 and for each of the years in the three-year period ended June 30, 2017 should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2015, 2014 and 2013 and for the years ended June 30, 2014 and 2013 have been derived from our previously published consolidated financial statements, which are not included in this document.
Discontinued operations for the periods below include the Evander operations in South Africa. The assets and liabilities of the Evander operation were classified as held for sale in fiscal 2012 following the signing of a sale of shares and claims agreement with Pan African Resources plc (“Pan African”). The results of this operation have been presented as a discontinued operation. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations. The sale of Evander was concluded in fiscal 2013.

		Fiscal year ended June 30,
	2017	2016	2015	2014	2013
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)
Income Statement Data
Revenue	1,416	1,264	1,348	1,515	1,803
(Impairment)/reversal of impairment of assets	(131)	3	(285)	(135)	(274)
Operating profit/(loss)	(81)	111	(433)	(146)	(193)
Gain on bargain purchase	60	—	—	—	—
Profit/(loss) from associates	(1)	—	(2)	(10)	—
Profit/(loss) from continuing operations before taxation	(20)	109	(436)	(145)	(191)
Taxation	37	(43)	62	27	(69)
Profit/(loss) from continuing operations	17	66	(374)	(118)	(260)
Profit/(loss) from discontinued operations	—	—	—	—	36
Net profit/(loss)	17	66	(374)	(118)	(224)
Basic (loss)/earnings per share from continuing operations (US cents)	4	15	(86)	(27)	(60)
Diluted earnings/(loss) per share from continuing operations (US cents)	4	15	(86)	(27)	(60)
Basic earnings/(loss) per share (US cents)	4	15	(86)	(27)	(52)
Diluted earnings/(loss) per share (US cents)	4	15	(86)	(27)	(52)
Weighted average number of shares used in the computation of basic earnings/(loss) per share	438,401,156	435,738,577	434,423,747	433,212,423	431,880,814

Weighted average number of shares used in the computation of diluted earnings/(loss) per share	459,220,318	446,398,380	438,091,109	434,715,373	432,716,622
Dividends per share (US cents)[1]	8	—	—	—	12
Dividends per share (SA cents)[1]	100	—	—	—	100
Other Financial Data
Cash costs per ounce of gold from continuing operations ($/oz)[2]	1,000	841	1,003	988	1,146
Total cash costs per ounce of gold ($/oz)[2]	1,000	841	1,003	988	1,137
All-in sustaining costs per ounce of gold from continuing operations ($/oz)[2]	1,182	1,003	1,232	1,223	1,495
Balance Sheet Data
Assets
Property, plant and equipment	2,292	2,033	2,430	3,116	3,279
Total assets	2,966	2,515	2,972	3,852	4,221
Net assets	2,234	1,914	2,200	2,925	3,229
Equity and liabilities
Share capital	4,036	4,036	4,035	4,035	4,035
Total equity	2,234	1,914	2,200	2,925	3,229
Borrowings (current and non-current)	163	159	280	270	254
Other liabilities	569	442	492	657	738
Total equity and liabilities	2,966	2,515	2,972	3,852	4,221

[1]	Dividends per share relates to the dividends recorded and paid during the fiscal year.

[2]
Cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. Cash costs per ounce and all-in sustaining cost per ounce have been calculated on a consistent basis for all periods presented. The all-in sustaining costs per ounce for fiscal 2013 to 2015 have been restated to exclude share-based payments charge and include capitalized stripping costs for Kalgold. Changes in cash costs per ounce and all-in sustaining costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because cash cost per ounce and all-in sustaining costs per ounce are non-GAAP measures, these measures should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP measures”.

Exchange Rates
Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R13.11 per US$1.00 as at June 30, 2017 and R14.72 per US$1.00 as at June 30, 2016), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions. Income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R13.60 per US$1.00 for fiscal 2017, R14.50 per US$1.00 for fiscal 2016 and R11.45 per US$1.00 for fiscal 2015). During fiscal 2017, the Rand/dollar closing exchange rate ranged between R12.42 and R14.75 per US$1.00.
The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.
As of October 19, 2017, the exchange rate per US$1.00 was R13.48(1).

Fiscal Year Ended June 30,	Average[2]	Period End[1]
2013	8.82	9.98
2014	10.35	10.61
2015	11.45	12.16
2016	14.50	14.72
2017	13.60	13.11

Month of	High	Low
May 2017	13.65	12.85
June 2017	13.11	12.63
July 2017	13.56	12.89
August 2017	13.45	12.98
September 2017	13.59	12.76
October 2017 (through October 19, 2017)	13.79	13.25

[1]	Based on the interbank rate as reported by Reuters.

[2]	The daily average of the closing rate during the relevant period as reported by Reuters.
Fluctuations in the exchange rate between Rand and the US dollar will affect the dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange (“JSE”), which may affect the market price of the American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) on the New York Stock Exchange Inc. (“NYSE”). These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends on ordinary shares paid in Rand.
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
Risks Relating to Our Business and the Gold Mining Industry
The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations.
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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2017, and is still relevant as is evidenced by the strategic risk profile of Harmony.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2007 - 2017

	Price per ounce (US$)
Calendar year	High	Low	Average
2007	841	608	695
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
On October 19, 2017, the afternoon fixing price of gold on the London bullion market was US$1,286/oz.
While the price volatility is difficult to predict, if gold prices should fall below Harmony’s cash cost of production and capital expenditure required to sustain production and remain at these levels for any sustained period, Harmony may record losses and be forced to curtail or suspend some or all of its operations, which could materially adversely affect Harmony’s business, operating results and financial condition.
In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate reserves.
Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition.
Gold is priced throughout the world in US dollars and, as a result, Harmony’s revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. The strengthening of the US dollar against the Rand, Australian dollar and Kina lowers operating costs in US dollar terms. From time to time, Harmony may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange, which it started doing in fiscal 2016 and will continue as long as it is strategically viable. Such hedging strategies may not however be successful, and any of Harmony’s unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce Harmony’s Rand revenues and overall net income, which could materially adversely affect Harmony’s operating results and financial condition.

As Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of any significant decreases in the commodity prices on the majority of its production.
As a rule, Harmony sells its gold and silver at the prevailing market price. In fiscal 2017, however, Harmony started a commodity hedging program. These contracts manage variability of cash flows for approximately 20% of the Group’s total production over a two-year period for gold and 25% for silver. Such hedging strategies may not, however be successful.
Harmony’s remaining unhedged future production may realize the benefit of any short-term increase in the commodity prices, but is not protected against decreases; if the gold or silver price should decrease significantly, Harmony’s revenues may be materially adversely affected, which could materially adversely affect Harmony’s , operating results and financial condition.
Global economic conditions could adversely affect the profitability of Harmony’s operations.
Harmony’s operations and performance depend on global economic conditions. A global economic downturn may have follow-on effects on our business. These could include:

•	key suppliers becoming insolvent, resulting in a break-down in the supply chain; or

•	the availability of credit being reduced-this may make it more difficult for Harmony to obtain financing for its operations and capital expenditure or make financing more expensive.
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
In addition, uncertainty on global economic conditions may also increase volatility or negatively impact the market value of Harmony’s securities. Any of these events could materially adversely affect Harmony’s business, operating results and financial condition.
A further downgrade of South Africa’s credit rating may have an adverse effect on Harmony’s ability to secure financing.
The slowing economy, rising debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit rating to one level above speculative investment grade, or junk. In April 2017, two of the three international ratings agencies, Standard and Poor’s and Fitch, downgraded South Africa’s long-term sovereign credit rating due to increased perception of political risk and the risk of policy shifts that could undermine fiscal and economic growth in South Africa. Fitch downgraded the national and foreign currency rating to sub-investment grade whereas Standard and Poor’s only downgraded the foreign currency rating to sub-investment grade and downgraded the national currency rating by one notch, which is still investment grade. Moody’s has kept the sovereign credit rating of South Africa as investment grade. This has led to the downgrade of various financial and parastatal institutions and companies in South Africa. This was largely limited to international scale ratings, not the national scale ratings. Further downgrading of South Africa’s credit ratings to sub-investment grade by any of these agencies may adversely affect the South African mining industry and Harmony’s business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, metals produced may differ from current estimates.
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in Harmony’s deposits and stockpiles. They represent the amount of metals that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”), the Australian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC”) and the SEC's Industry Guide 7. Calculations of Harmony’s mineral reserves are based on estimates of:

•	future cash costs;

•	future commodity prices; and

•	future currency exchange rates.
These factors, which significantly impact mineral reserve estimates, are beyond Harmony’s control. As a result, reserve estimates in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold and other precious metal deposits or the future profitability of operations.
Since these mineral reserves are estimates based on assumptions related to factors detailed above, should there be changes to any of these assumptions, we may in future need to revise these estimates. In particular, if Harmony’s cash operating and production costs increase or the gold price decreases, recovering a portion of Harmony’s mineral reserves may become uneconomical. This will lead, in turn, to a reduction in estimated reserves. Any reduction in our mineral reserves estimate could materially adversely affect Harmony’s business, operating results and financial condition.
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
Harmony’s exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in proved and probable reserves. To access additional reserves, Harmony will need to complete development projects successfully, including extensions to existing mines and, possibly, new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. Harmony typically uses feasibility studies to determine whether to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore; and

•	anticipated total costs of the project, including capital expenditure and cash costs.
All projects are subject to project study risk. There is no certainty or guarantee that a feasibility study, if undertaken, will be successfully concluded or that the project the subject of the study will satisfy Harmony’s economic, technical, risk and other criteria in order to progress that project to development.
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
Competition with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets also impact existing operations and potential new developments. Competitors may have greater financial resources, operational experience and technical capabilities - all which could negatively affect the anticipated costs, which in turn could have a material adverse effect on our operating results and financial condition.
Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in the Independent State of Papua New Guinea (“PNG”). During fiscal 2016, fiscal 2015 and fiscal 2014, the bulk of exploration expenditure was allocated to activities in PNG. During fiscal 2017, an exploration program in South Africa was also started in addition to the projects in PNG. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.
Costs associated with pumping water inflows from closed mines adjacent to our operations could adversely affect Harmony’s operational results.
Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which would adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
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
Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable, either of which could have a material adverse effect on our business, operating results and financial condition.
Disruptions to the supply of electricity and increases in the cost of power may adversely affect the results of our operations and our financial condition.
In South Africa, each of our mining operations depends on electrical power generated by the South African state utility, Eskom, which holds a monopoly in the South African market. As a result of increased demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. In fiscal 2008, electricity supply was interrupted by Eskom, halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. During November 2014, Eskom reintroduced a schedule of rolling blackouts, or “load shedding”. In 2015, Eskom could not guarantee that there would be no power interruptions and we again faced very tight supply reserve margins. Load shedding events have, however, stabilized in 2016 and electricity supply from Eskom is expected to remain stable in the near future, largely as a result of the demand for electricity dropping as a result of market conditions. Should the implementation of load shedding resume, however, the reduced supply of electricity may affect our operational results and financial condition.
As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy Regulator of South Africa (“NERSA”). The first increase was implemented on April 1, 2013. On March, 1, 2016, NERSA granted Eskom a tariff increase of 9.4% in respect of the average tariff for standard tariff customers for the 2016/2017 financial year. On August 16, 2016, however, the Gauteng Division, Pretoria, of the High Court set aside NERSA's decision to grant Eskom the tariff increase of 9.4% for the 2016/2017 financial year on the grounds that NERSA's multi-year price determination methodology had not been properly applied. During September 2016, NERSA and Eskom each delivered an application to the Gauteng Division, Pretoria, of the High Court for leave to appeal the judgment. Although Eskom has implemented the tariff increase following the delivery of its application for leave to appeal, it is uncertain as to what tariff will apply following the outcome of the application for leave to appeal or subsequent appeal. In addition, although not yet implemented and subject challenge, NERSA agreed that Eskom can adopt a methodology to calculate tariffs for the 2018/19 financial year that could result in an increase of 19.2% to tariffs. There can be no assurance as to when and to what extent tariffs will increase in the future. Any increase in electricity tariffs may adversely affect our results of operations and our financial condition.
In November 2015, a draft Carbon Tax Bill was published for public consultation - the draft bill anticipates that the carbon tax will be implemented on January 1, 2017. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the company. Energy is a significant input to our mining and processing operations, with our principal energy sources being electricity and it is likely that the proposed carbon tax will affect our operations. In order both to facilitate the carbon tax legal regime and to provide for greater regulation of greenhouse gas (“GHG”) emissions outside of the carbon tax, the Department of Environmental Affairs has initiated the implementation of a mandatory GHG reporting system, for certain identified data providers.
PNG has limited power generation and distribution capacity, supplied by the state utility, PNG Power. This capacity is increasing but it is subject to disruptions in electrical power supply. Currently, Harmony mines and projects still partially or entirely rely on our own diesel-generated power. The cost of this power will fluctuate with changes in the oil price.
Also, see Item 5:“Operating and Financial Review and Prospects-Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2017-Harmony in Action-Environmental performance” on pages 71 to 97.
We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations.
Acquiring new gold mining operations involves a number of risks including:

•	our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	the changing regulatory environment as it relates to the Mining Charter and the general policy uncertainty in South Africa;

•	difficulties in maintaining our financial and strategic focus while integrating the acquired business;

•	problems in implementing uniform quality, standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent we acquire mining operations outside South Africa, Australia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.
Our ability to make successful acquisitions and any difficulties or time delays in achieving successful integration of any of such acquisitions could have a material adverse effect on our business, operating results, financial condition and share price.
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet, resulting in impairments.
Harmony reviews and tests the carrying value of its assets when events or changes in circumstances suggest that this amount may not be recoverable and impairments may be recorded as a result of testing performed.
Our market capitalization on any reporting date is calculated on the basis of the price of our shares and ADSs on that date. Our shares and ADSs may trade in a wide range through the fiscal year depending on the changes in the market, including trader sentiment on various factors including gold price. Therefore, there may be times where our market capitalization is greater than the value of our net assets, or “book value”, and other times when our market capitalization is less than our book value. Where our market capitalization is less than our net asset or book value, this could indicate a potential impairment and we may be required to record an impairment charge in the relevant period.
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
As at June 30, 2017, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2017. If management is required to recognize further impairment charges, this could affect Harmony’s results of operations and financial condition. See Item 5: “Operating and Financial Review and Prospects-Critical Accounting Estimates-Impairment of Property, Plant and Equipment” and “-Carrying Value of Goodwill.”
Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches.
The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);

•	processing plant fire and explosion;

•	critical equipment failures;

•	accidents and fatalities; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls or slope failures;

•	processing plant fire and explosion;

•	accidents associated with operating large open-pit and rock transportation equipment;

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations; and

•	major equipment failures.
Hazards associated with construction and operation of waste rock dumps and tailings storage facilities include:

•	accidents associated with operating a waste dump and rock transportation;

•	production disruptions caused by weather;

•	wall or slope failures; and

•	contamination of ground or surface water.
We are at risk from any or all of these environmental and industrial hazards. In addition, the nature of our mining operations presents safety risks. Harmony’s operations are subject to health and safety regulations, which could impose additional costs and compliance requirements. Harmony may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws. The occurrence of any of these events could delay production, increase cash costs and result in financial liability to Harmony, which, in turn, may adversely affect our results of operations and our financial condition.
The nature of our mining operations presents safety risks.
The environmental and industrial risks identified above also present safety risks for Harmony’s operations and its employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony’s results of operations and financial condition. See Item 4: “Information on the Company-Business Overview-Regulation-Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2017 - Harmony in Action - Safety and health” on pages 38 to 53.
Illegal mining, or criminal mining, as well as theft of gold and copper bearing material at our operations could pose a threat to the safety of employees, result in damage to property and could expose the Company to liability.
Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism could lead to disruptions at certain of Harmony’s operations.
The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to Harmony’s properties, including by way of pollution, underground fires, or personal injury or death, for which Harmony could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.
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
Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated in a narrow band in recent years from 5.5% at the end of fiscal 2013, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2015, 2016 and fiscal 2017, inflation was 4.7%, 6.3% and 5.1%, respectively. However, working costs, in particular wages have increased in recent years, resulting in significant cost pressures for the mining industry. As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by NERSA with effect from April 1, 2013. An average annual increase of 12.69% was effected in April 2015, 9.4% was affected in April 2016 and 2.2% was affected in April 2017. There is a risk that further tariff increases in 2018 and in the future will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2015 at 6.1% and 2016 at 6.4%, while the annualized inflation stood at 6.6% at the end of fiscal 2017.
Harmony’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.
The occurrence of any of these events could adversely affect our results of operations and our financial condition.
The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits.
Harmony has operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in either of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, political instability, change in legislative, regulatory or fiscal frameworks, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks.
In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The legislation being reviewed includes the Mining Act 1992, Mining (Safety) Act 1977 (PNG), Income Tax Act 1959 and Environment Act 2000, and applicable regulations. Mineral Policy and mining-specific sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy, and the State’s right to acquire an interest in a mine discovery, the percentage extent of such right and the consideration payable for it, are also being reviewed. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants regarding the review of current legislation and policy and engaging with the State as part of the response to the governments mining legislation review.
Pursuant to the tax regime review, certain adverse changes to the fiscal regime were introduced with effect from January 1, 2017, with the main changes being the introduction of an Additional Profit Tax, the cessation of the double deduction allowance for exploration expenditure, and an increase in the rates of interest withholding and dividend withholding taxes. It is difficult to predict the future political, social and economic environment in these countries, or any other country in which Harmony operates, and the impact government decisions may have on its business.
Actual and potential shortages of production inputs may affect Harmony’s operations and profits.
Harmony’s operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages as well as long lead times to deliver, which could result in production delays and production shortfalls. These shortages and delayed deliveries may be experienced where industrial action affects Harmony’s suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption to the supply of any of these consumables would require Harmony to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these consumables would increase operating costs and adversely affect profitability, which could adversely affect our results of operations and our financial condition.
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
The occurrence of any of these events could adversely affect our results of operations and our financial condition.
We compete with mining and other companies for key human resources.
Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with historically disadvantaged South Africans (“HDSAs”), women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be adversely affected. See Item 4: “Information on the Company-Business Overview-Regulation-Employees” and “Integrated Annual Report for the 20-F 2016 - Harmony in Action - Employees and communities” on pages 54 to 70.
Since Harmony’s labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action.
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In October 2015, Harmony concluded a three year wage agreement with unions representing the majority of the Company’s employees. This agreement was extended to all employees irrespective of union affiliation. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company-Business Overview-Regulation-Employees”, “Integrated Annual Report for the 20-F 2017-Harmony in Action-Employees and communities” on pages 54 to 70. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2017 - Understanding Harmony - Material issues and stakeholder engagement” on pages 32 to 37.
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
The HIV/AIDS epidemic in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our results of operations and financial condition. See “Integrated Annual Report for the 20-F 2017 - Harmony in Action - Safety and health” on pages 38 to 53.
The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future and may be substantial.
Harmony’s operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa, the present Mine Health and Safety Act 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close unsafe mines and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Mining Act 1992, PNG Mining (Safety) Act 1977 (PNG), PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.
There is a risk that the cost of providing health services, complying with applicable regulations, including the Compensation for Occupational Injuries and Diseases Act 130 of 1993 (“COIDA”) and the Occupational Diseases in Mines and Works Act 78 of 1973 (“ODMWA”), and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
In addition, on May 13, 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa, including Harmony. The action consists of two classes: the silicosis class and the tuberculosis “TB” class. Each class also includes dependents whose parents died after contracting silicosis and/or TB while working at the mines. While issues, such as negligence and causation, need to be proved by the claimant on a case- by-case basis, such a ruling could expose Harmony to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). See “Item 8: Financial Information-

Consolidated Statements and Other Financial Information-Legal Proceedings” and “Integrated Annual Report for the 20-F 2017-Harmony in Action-Safety and health” on pages 38 to 53 for further information. See note 27 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
If Harmony or any of its subsidiaries were to face a significant number of such claims and the claims were suitably established against it, the payments of compensation to the claimants could have a material adverse effect on Harmony’s results of operations and financial condition. In addition, Harmony may incur significant additional costs, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any), and expenditures arising out of its efforts to resolve any such claims or other potential action.
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
In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) (“MPRDA”). See Item 4: “Information on the Company -Business Overview-Regulation-Mineral Rights - South Africa” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on May 1, 2004 and sought to transfer ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities to historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. We currently continue to comply with the requirements of the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry published by the Minister of Mineral Resources (“Minister”) in October 2002 (“Original Mining Charter”). Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition.
On June 21, 2013, the Minister introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”) into Parliament. The South African Department of Mineral Resources (“DMR”) briefed the National Assembly's Portfolio Committee on Mineral Resources on July 30 and 31, 2013. The MPRDA Bill was passed by both the National Assembly and the National Council of Provinces, or NCOP, on March 27, 2014. In January 2015, the President referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be made law. Among other things, the MPRDA Bill seeks to require the consent of the Minister of Mineral Resources for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister of Mineral Resources broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.
The Original Mining Charter was followed by a Revised Mining Charter (the “Revised Mining Charter”), which was published by the Minister on September 13, 2010. Among other things, the Original Mining Charter required each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect. The Revised Mining Charter contains guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% HDSA representation at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level and 10% participation by women in the mining industry, in each case in five years.
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
“BEE participation” (black economic empowerment, i.e., increased participation by black South Africans) is an absolute requirement for the conversion of a mining right. Mining companies are required to achieve an effective HDSA ownership of 26% of mining companies. Harmony believes that it has complied with the requirements of the Revised Mining Charter’s to achieve a minimum of 26% effective HDSA ownership of mining assets by 2014. See “Integrated Annual Report for the 20-F 2017 - Harmony In Action - Mining Charter compliance scorecard” on pages 98 to 99.
The DMR and the mining industry disagree on the interpretation of the Revised Mining Charter’s ownership requirement, specifically the applicability of the "once empowered, always empowered principle", and have separately approached the High Court of South Africa for a declaratory order in this regard. The aforementioned proceedings are still pending. Should the DMR, based on the declaratory order, find that Harmony is not in compliance with the Revised Mining Charter in relation to the ownership requirement, the Company may challenge the decision in court. The outcome of such court action is uncertain.
The Minister recently published on June 15, 2017 the Broad Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 ("2017 Mining Charter") which would have substantial impact on the South African mining industry in relation to BEE participation. The Chamber of Mines reacted with an urgent interdict application pending the final determination of an application to review and set aside the 2017 Mining Charter. On July 14, 2017 the Minister issued a written undertaking that he and the DMR will not implement or apply the provisions of the 2017 Mining Charter in any way pending judgment in the Chamber of Mines' urgent interdict application. In light of the written undertaking, the Chamber of Mines has agreed to provide the Minister more time to file its answering affidavit and the hearing of the interdict application is now likely to be heard late in the third quarter or early in the fourth quarter of 2017. The Company is engaging with the DMR and key industry stakeholders on the content of the 2017 Mining Charter.
Should Harmony breach its obligations in complying with the MPRDA, the Revised Mining Charter or any future amendments to the Revised Mining Charter (and the 2017 Mining Charter, to the extent implemented), its existing mining rights in South Africa could be suspended or cancelled by the Minister in accordance with the provisions of the MPRDA. It may also influence the Company’s ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on the results of operations as well as the Company’s financial condition. Compliance with the 2017 Mining Charter could require Harmony to incur additional costs, which could have a material adverse effect on our results of operations and financial condition.
In PNG, we are governed by the Mining Act of 1992 (PNG). Minerals in PNG are owned by the State. PNG initially awards exploration licenses, but retains a right under the conditions of each exploration license, at any time prior to the commencement of mining, to acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. The PNG government administers mining tenements through the offices of the PNG Mineral Resources Authority. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement. Mining companies must pay royalties to the State based on production (currently 2%).
The PNG permitting process for new mining operations can be very time consuming (approximately 18 to 24 months), and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted.
The PNG government has commissioned a review of the mining regime, including the State’s right to acquire an interest in a mine discovery, the percentage extent of such right and the consideration payable for it. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants and engaging with the State as part of the industry’s response to the review proposals.
Any change to the PNG mining regime may result in the imposition of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Harmony's business, operating results and financial condition.
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
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other health and safety legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the death of an employee (or contractor employee).
Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition.
In PNG, the safety of employees and contractors at Harmony’s mining operations is regulated by the Mining (Safety) Act 1977 (PNG) and the Regulations issued thereunder. In terms of section 6(1)(e)(i) of the Act, the inspector has the power to order the cessation of any part of the operations for such (unlimited) time as he or she considers may be necessary to satisfy the safety provisions of the Act. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during the cessation.
We are subject to extensive environmental regulations.
As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.
In South Africa, the MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any rehabilitation obligations until a closure certificate is issued by the DMR. This liability will continue until the appropriate authorities have (i) certified that the Company has complied with such provisions or (ii) authorized the transfer of liability to a competent party.
Estimates of ultimate closure and rehabilitation costs are significant and are based principally on current legal and regulatory requirements that may change materially. Environmental provisions are accrued when they become known, probable and can be reasonably estimated based on current contractor rates and in some instances based on industry good practice. In future, Harmony may incur significant costs for compliance with increasingly stringent requirements being imposed under new legislation. Harmony may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on the pumping or treatment of water.
The South African government has reviewed requirements imposed on mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than previous laws in South Africa. Examples of such legislation include the MPRDA, the National Nuclear Regulator Act 1999, the National Water Act 1998 and the National Environmental Management Act 1998 (“NEMA”), which include stringent ‘polluter pays’ provisions. The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities. The financial provision regulations under NEMA which were published on November 20, 2015 are also likely to affect the amount of financial provision which is set aside for rehabilitation of the mine. These regulations place an emphasis on post closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. Existing mines are also required to comply with the financial provision requirement, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, the long-stop date of which currently expires on February 20, 2018.
Harmony’s PNG operations are subject to the Environment Act 2000 (PNG), which governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the PNG Conservation and Environment Protection Authority where, for large projects, it may be forwarded to the PNG Environment Council for review. Public consultation is an integral part of this review.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause Harmony to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Environmental performance” on pages 71 to 97 for further discussion on the applicable legislation and our policies on environmental matters.
Mining companies aim to be more relevant to our host communities and countries by ensuring sustainable development of the communities and countries in which they operate.
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
At our PNG operations, we are required under the Mining Act of 1992 (PNG) to pay landowners regulated levels of compensation for any adverse impact the mining operation may have. In addition, under a negotiated memorandum of agreement, the government of PNG distributes to landowner groups an agreed share of the royalties paid to the State in respect of our mining operation.
All new mining leases are subject to agreed national content and social performance plans addressing various aspects of employment and other community support.
The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore impact Harmony’s operational results and financial condition.
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
In November 2015, a draft Carbon Tax Bill was published for public consultation - the draft bill anticipated that the carbon tax will be implemented on January 1, 2017. National Treasury has indicated that they intend to table a Carbon Tax Bill during 2017 with a date to be communicated. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. As the draft bill stands, carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on Harmony’s operational expenses.
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
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of Harmony’s cash costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - R0.035 per kilowatt hour for electricity generated by fossil fuels. In the 2015 budget speech the Minister of Finance proposed an increase in the electricity levy by an additional R0.02 per kilowatt hour. The implementation of the proposed increase in the electricity levy is still to be determined. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.
See “Integrated Annual Report for the 20-F 2017 -Harmony in Action-Environmental performance” on pages 71 to 97 for disclosure regarding our GHG emissions.
Our operations in South Africa are subject to water use licenses, which could impose significant costs.
Under South African law, Harmony’s local operations are subject to water use licenses that govern each operation’s water use. These licenses require, among other issues, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. Our South African operations are lawful users with existing water permits in terms of the Water Act of 1954 with some having been issued new order water use licenses. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the National Water Act, 1998. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process. A few operations have been issued with draft licenses for review and iteration. Kusasalethu and Kalgold received their water use licenses, subject to certain onerous conditions, which we have applied to be amended and are hopeful will be amended in our favor. For the remaining licenses we anticipate that the conditions of the licenses may require Harmony to consider and implement alternate water management measures that may have a significant cost implication for our business. We intend working collaboratively with the regional departments to get to an amicable outcome that is in the best interest of the licensee and the national water resource, as any failure on Harmony’s part to achieve or maintain compliance with the requirements of these licenses for any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licenses. Any of these could have a material effect on our business, operating results and financial condition.

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
See “Integrated Annual Report for the 20-F 2017 -Harmony in Action-Environmental performance” on pages 71 to 97.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate.
Due to the interconnected nature of mining operations at Doornkop and Kusasalethu, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and government in the event of legacy issues. As a result, the DMR and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for the Company, which could be material and have an adverse impact on Harmony’s financial condition. The new financial provision regulations under NEMA published on November 20, 2015 are also likely to affect the amount of financial provision which is set aside for rehabilitation of the mine. These regulations (draft amendments to which are currently out for public comment) place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. No provision for any potential liability has been made in the financial statements. If substantial costs are required to be incurred, this could have a material adverse effect on our results of operations and financial condition.
See “Integrated Annual Report for the 20-F 2017 -Harmony in Action-Environmental performance” on pages 71 to 97.
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
In addition, Harmony’s reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect Harmony’s reputation, results of operations and financial condition, and may result in the Company incurring liability to third parties due to the actions of contractors, which could have a material adverse effect on Harmony's business, operating results and financial condition.
Our jointly-controlled assets may not comply with our standards.
Harmony does not have full management control over some of its assets, which are controlled and managed by joint venture participants in accordance with the provisions of their joint venture arrangements. The control environment of these assets may not align with our management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures could lead to higher costs and reduced production, which could adversely affect our results of operations and reputation.
Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities.
Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cyber-attacks and disruptive technologies. IT security processes protecting Harmony’s IT infrastructure and network may not prevent future malicious action or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations.
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
In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15: “Controls and Procedures” for management’s assessment as of June 30, 2017. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.
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
Harmony’s Code of Conduct and Behavioral Code, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behavior, including bribery or corruption, nor do they guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.
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
To the extent that Harmony makes acquisitions, it may experience problems in executing the acquisitions or managing and integrating the acquisitions with its existing operations.
In order to maintain or expand its operations and reserve base, Harmony may seek to make acquisitions of selected precious metal producing companies or assets. . Any such acquisition may change the scale of the Company’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. There can be no assurance that any acquisition will achieve the results intended, and, as such, could have a material adverse effect on Harmony’s business, operating results and financial condition.
Investors may face liquidity risk in trading our ordinary shares on the JSE Limited.
The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9: “The Offer and Listing-Listing Details-The Securities Exchange in South Africa.”
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
Securities laws of certain jurisdictions may restrict Harmony’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony. In particular, holders of Harmony securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Harmony unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available. Securities laws of certain other jurisdictions may also restrict Harmony’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Harmony. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Harmony securities.
The liquidity and price of our ADSs, and our ability to raise capital, may be negatively impacted if our ADSs are delisted from the NYSE and by the measures that we take to address non-compliance with the NYSE continued listing standards.
Our ADSs are currently listed for trading on the NYSE. There are a number of continuing requirements that must be met in order for our ADSs to remain listed on the NYSE and the failure to meet these listing standards could result in the delisting of our ADSs from the NYSE. In 2015, we failed to comply with the NYSE’s continued listing standard requiring a listed security to maintain a minimum average closing price of $1.00 per ADS over a consecutive 30-trading-day period. However, the trading price of our ADSs complied again with the NYSE’s continued listing standard within the specified six months’ notice period and therefore no action to delist our ADSs was taken. In the event we are not able to meet the minimum average closing price requirement or other any other requirements necessary for continued listing on the NYSE in the future, our ADSs could be subject to delisting from the NYSE. See Item 9: “The Offer and Listing-A. Offer and Listing Details”.
If in the future our ADSs cease to be listed for trading on the NYSE for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers and employees. Such consequences may materially and adversely affect our business, financial condition and results of operations.
As we have a significant number of outstanding share options, our ordinary shares are subject to dilution.
We have an active employee share plan that came into effect in 2006. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for this plan, together with any other plan. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share plan.
We may not pay dividends or make similar payments to our shareholders in the future.
Harmony’s dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other current or future anticipated cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the “Companies Act”) and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future.
On April 1, 2012, a dividends tax (“Dividends Tax”) was introduced at a rate of 15% (increased to 20% effective from February 22, 2017) on dividends declared by South African companies to beneficial shareholders borne by the shareholder receiving the dividend. This replaced Secondary Tax on Companies. Although the substitution of Secondary Tax on Companies with Dividends Tax may reduce the tax payable on our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.
In addition, Harmony’s foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by the Company.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:

•	“-About this report” on pages 4 to 5;

•	“-Who we are” on pages 6;

•	“-How we create value” on page 9;

•	“-Our strategy” on page 27;

•	“-Understanding Harmony-Our business context” on page 28;

•	“-Harmony in Action-Operational performance” on pages 100 to 143; and

•	“-Harmony in Action-Projects and exploration” on pages 142 to 152;
of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference. Also see note 19 “Investments in Associates” and note 20 “Investments in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2017 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
Recent Developments
Developments since June 30, 2017
Since the end of fiscal 2017, the following significant events have occurred:

•	On August 15, 2017, the Harmony board declared a dividend of 35 SA cents (3 US cents) for the year ended June 30, 2017. US$11.6 million was paid on October 16, 2017.

•
Subsequent to the reporting date, a new increased US$350 million, three-year facility was negotiated on similar terms to the previous facility of US$250 million. The new facility matures on 15 August 2020. The syndicate consists of Nedbank Limited, ABSA Bank Limited, JP Morgan Chase Bank, Caterpillar Financial Services Corporation, HSBC Bank plc, State Bank of India, Citibank as well as the Bank of China.

The key terms of the new facility are:

Term Facility:	$175 million
Margin on term facility:	3.15% over 3 month LIBOR
Revolving facility:	$175 million
Margin on revolving facility:	3.00% over 3 month LIBOR
Maturity	Three years from close
Security	Same as existing facility

Acquisition
On October 19, 2017, Harmony announced that it would acquire Anglogold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure for a cash consideration of the Rand equivalent of US$300 million. The transaction is subject to approval from Harmony’s shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the transaction and has resolved to recommend the transaction to its shareholders.
US$100 million of the consideration will be settled from Harmony's existing US$350 million syndicated loan facility. The remaining US$200 million will be funded through a fully underwritten US$200 million bridge facility, which has a 12-month term with similar terms and covenants as the existing loan facilities. Harmony is assessing various alternatives to optimally repay the bridge, including a potential rights issue. The mandated bridge providers are UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities plc.

The assets and liabilities will be acquired by a wholly-owned subsidiary of Harmony. When all conditions precedent have been met, Harmony will apply the principles of IFRS 3, Business Combinations and the process of a purchase price allocation of the assets acquired and liabilities assumed will begin.
B. BUSINESS OVERVIEW
The information set forth under the headings:

•	“-Who we are” on pages 6;

•	“-Understanding Harmony” on pages 27 to 37;

•	“-Harmony in Action-Safety and health” on pages 38 to 53;

•	“-Harmony in Action-Employees and communities” on pages 54 to 70;

•	“-Harmony in Action-Environmental performance” on pages 71 to 97;

•	“-Harmony in Action-Operational performance” on pages 100 to 143; and

•	“-Harmony in Action-Projects and exploration” on pages 142 to 152;
of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2017 amounted to US$286 million, compared with US$164 million in fiscal 2016 and US$226 million in fiscal 2015. During fiscal 2017, capital at PNG accounted for 40% of the total, with Tshepong accounting for 10%, Phakisa and Target 1 each accounting for 8% and Kusasalethu accounting for 7% of the total. During fiscal 2016, capital expenditure at PNG accounted for 13% of the total, with Kusasalethu accounting for 15%, Phakisa, Tshepong and Target 1 each accounting for 13% of the total. During fiscal 2015, capital expenditure at PNG accounted for 9% of the total, with Kusasalethu accounting for 19%, Phakisa accounting for 16% and Tshepong accounting for 13% of the total.
Capital expenditures for previous years excluded capitalized deferred stripping, for fiscal 2017 this was changed and is now included in capital. Deferred stripping cost for fiscal 2016 amounted to US$3 million and fiscal 2015 to US$21 million.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2017, the capital expenditure was funded from the Company’s cash generated by operation. See Item 5: “Operating and Financial Review and Prospects-Liquidity and Capital Resources”.
We have budgeted approximately US$339 million for capital expenditures in fiscal 2018. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2018
(US$’million)
South Africa
Kusasalethu	23
Doornkop	21
Tshepong operations	84
Masimong	8
Target 1	28
Bambanani	5
Joel	17
Unisel	8
Other - surface	3
International
Hidden Valley	122
Total operational capital expenditure	319
Golpu	20
Total capital expenditure	339

Reserves

As at June 30, 2017, we have declared attributable gold equivalent proved and probable reserves of 36.7 million ounces: 16.3 million ounces gold in South Africa and 20.5 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.2 million ounces; and

•	a net increase of 1.0 million ounces in reserves due to Life of mine extensions and 100% of Hidden Valley
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
For the reporting of Mineral Reserves the following parameters were applied:

•	a gold price of US$1,200 per ounce;

•	an exchange rate of R13.61per US dollar;

•	the above parameters resulting in a gold price of R525,000/kg for the South African assets;

•
the Hidden Valley Operation and Wafi-Golpu project in the Wafi Golpu Joint Venture used prices of US$1200/oz gold (“Au”), US$18.00/oz silver (“Ag”), US$7.00/lb molybdenum (“Mo”) and US$3.00/lb copper (“Cu”) at an exchange rate of US$0.76 per A$;

•
gold equivalent ounces are calculated assuming a US$1,200/oz Au, US$ 3.00/lb Cu and US$18.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and

•
“gold equivalent” is computed as the value of the Company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R525,000 per kilogram (gold price of US$1,200 per ounce and an exchange rate of R13.61per US dollar);

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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
The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ (85.0 mm diameter) down to NQ (47.6 mm diameter) sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing at our Hidden Valley operations is typically on less than 20 meter centers for measured category, 20 to 40 meter centers for the indicated category and greater than 40 meters for inferred category material. Due to the nature of the Golpu porphyry mineralization, drill spacing is increased to 100 to 200 meters for indicated and greater for inferred. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities (“NATA”) accredited commercial laboratory. Extensive quality assurance/quality control work is undertaken and data is stored in an electronic database.
Our mining operations’ reported total proved and probable reserves as of June 30, 2017 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2017
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1
	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)
South Africa Underground
Bambanani	1.2	0.337	401	—	—	—	1.2	0.337	401
Joel	2.3	0.146	335	2.7	0.156	420	5.0	0.151	755
Masimong	2.3	0.122	281	0.3	0.094	31	2.6	0.119	312
Unisel	1.3	0.133	171	1.0	0.134	131	2.3	0.134	302
Target 1	3.5	0.122	430	2.2	0.125	274	5.7	0.123	704
Tshepong Operations	23.2	0.173	4,002	5.0	0.156	785	28.2	0.170	4,787
Doornkop	2.4	0.145	343	2.7	0.145	392	5.1	0.145	735
Kusasalethu	4.7	0.203	959	0.7	0.180	129	5.4	0.200	1,088
Total South Africa Underground	40.9	0.169	6,922	14.6	0.148	2,162	55.5	0.164	9,084

	Mineral Reserves statement (Imperial) as at June 30, 2017
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1
	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)
South Africa Surface
Kalgold	4.9	0.028	138	24.4	0.033	796	29.3	0.032	934
Free State Surface-Phoenix	80.5	0.008	646	—	—	—	80.5	0.008	646
St Helena	119.7	0.008	933	—	—	—	119.7	0.008	933
Central Plant	—	—	—	74.2	0.008	574	74.2	0.008	574
Other	—	—	—	608.7	0.007	4,092	608.7	0.007	4,092
Total South Africa Surface	205.1	0.008	1,717	707.3	0.007	5,462	912.4	0.008	7,179
Total South Africa	246.0		8,639	721.9		7,624	967.9		16,263
Papua New Guinea[2]
Hidden Valley	0.5	0.030	14	26.9	0.047	1,277	27.4	0.047	1,291
Hamata	0.1	0.032	2	1.4	0.063	93	1.5	0.062	95
Golpu	—		—	209.0	0.026	5,522	209.0	0.026	5,522
Total Papua New Guinea	0.6	0.030	16	237.3	0.029	6,892	237.9	0.029	6,908
Total	246.6		8,655	959.2		14,516	1,205.8		23,171

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 ton = 907 kg = 2,000 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,200/oz for gold, US$3.00/lb copper and US$18,00/oz for silver with 100% recovery for all metals.

Gold Equivalents 2

Silver	Proved reserves		Probable reserves		Total reserves
	Tons	Gold Equivalents	Tons	Gold Equivalents	Tons	Gold Equivalents
	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)
Hidden Valley	0.5	4	26.9	403	27.4	407

Copper	Proved reserves		Probable reserves		Total reserves
	Tons	Gold Equivalents	Tons	Gold Equivalents	Tons	Gold Equivalents
	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)
Golpu	—	—	209.0	13,168	209.0	13,168
Total Gold Equivalents	0.5	4	235.9	13,571	236.4	13,575

Total Harmony including gold equivalents	246.6	8,659	959.2	28,087	1,205.8	36,746
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$18.00/oz for silver, US$3.00/lb for copper, and molybdenum at US$7.00/lb.

Papua New Guinea: Other2

Silver	Proved Reserves			Probable Reserves			Total Reserves

	Tons	Grade	Silver oz1	Tons	Grade	Silver oz1	Tons	Grade	Silver oz1
	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)	(millions)	(oz/ton)	(000)

Hidden Valley	0.5	0.575	272	26.9	0.998	26,835	27.4	0.991	27,107

	Tons	Grade	Cu lb1	Tons	Grade	Cu lb1	Tons	Grade	Cu lb1
Copper	(millions)	(%)	(millions)	(millions)	(%)	(millions)	(millions)	(%)	(millions)

Golpu[2]	—	—	—	209.0	1.144	5,269	209.0	1.144	5,269

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 ton = 907 kg = 2,000 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

Operations gold	Underground Operations		Surface and Massive Mining
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(cmg/t)	(R/Tonne)	(g/t)	(R/Tonne)
South Africa Underground
Bambanani	1,781	3,690	—	—
Joel	772	1,899	—	—
Masimong	906	1,887	—	—
Phakisa	790	2,360	—	—
Target 1	—	—	3.60	1,890
Tshepong	650	2,014	—	—
Unisel	945	1,894	—	—
Doornkop	735	1,985	—	—
Kusasalethu	1,073	2,857	—	—
South Africa Surface
Kalgold	—	—	0.54	375
Free State Surface	—	—	0.15	45
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.91	32.5
Hamata	—	—	0.91	32.5
Golpu	0.2	22	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining

	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.91	32.5
COPPER
Papua New Guinea
Golpu	0.2	22	—	—
Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).
Notes on Cut-off cost:
Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.
Notes on Copper:
Cut-off is stated in % Cu.
Notes on Golpu:
Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

Worldwide Operations
The following is a map of our worldwide operations

LEGEND
New Guinea Mobile Belt
Papuan Ultramafic Belt
Aure Trough
Other mining operations
Towns/Cities
Grasberg
Frieda River
Ok Tedi
Porgera
Madang
Lae
Port Moresby
1
2
3
4
5
6

Operations and projects	Latitude	Longitude
① Hidden Valley ML	146°40′0.09″	7°27′55.00″
② Wafi-Golpu project (50%)	146°27′59.43″	6°51′35.23″
	146°27′09.57″	6°51′49.68″
Exploration		
③ Kili Teki	142° 42′ 08″E	5° 23′ 12″S
④ Poru	144° 17′ 00″E	6° 22′ 00″S
⑤ Hidden Valley district		
⑥ Morobe Exploration Joint Venture (50%)		

Harmony equity interest 100% unless otherwise indicated

0
400
800
Kilometres

Projection: UTM Zone 54, Southern Hemisphere (WGS 84)

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
Our Papua New Guinean gold production is derived exclusively from our Hidden Valley Operation in the Morobe Province of PNG. The Hidden Valley deposit comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield. In the mine area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit is hosted in the Moribe Granodiorite, dominated by a series of post-Miocene faults, both north and north-west trending, control the gold mineralization.
Our Wafi-Golpu project (also in the Morobe Province of PNG) encompasses the Wafi and Golpu deposits. The Wafi deposit comprises sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs associated with an extensive zone of high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu deposit is located about one kilometer northeast of the Wafi deposit, and is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.
Our Kili Teke deposit is an advanced exploration play located in the Hela Province of PNG. The Kili Teke deposit comprises porphyry style copper-gold mineralization hosted in a multiphase calc-alkaline dioritic to monzonitic intrusive complex. Host rocks comprise interbedded siliciclastics and limestone of the Papuan Fold Belt. Uranium-lead zircon age dating highlight Pliocene age dates in the range of 3.5 ± 0.04 Ma (million year) to 3.59 ± 0.07 Ma for emplacement of the mineralized porphyry phases. Late-mineral porphyry phases have been identified in the drilling and impact grade continuity within the deposit, where they intrude and stope out the earlier more mineralized phases. Overall the geometry of the deposit reflects a relatively steeply plunging, pipe like body, with mineralization decreasing away from the central high grade stockwork zones of copper gold mineralization. Intense marbleization and copper-gold skarn mineralization is developed around the peripheral contact with the host sequence, and variably developed skarn mineralization also occurs along internal structural and contact zones within the complex.
Mining and Exploration - Papua New Guinea
Harmony has acquired 100% ownership of the Hidden Valley mining lease. With effect from July 1, 2017, all rights and interests to the mine and its operations have been amalgamated in Harmony’s wholly-owned subsidiary, Morobe Consolidated Goldfields Limited and the previously existing Hidden Valley Joint Venture with Newcrest PNG 1 Limited (subsequently Harmony PNG 20 Limited) has terminated. The company has obligations under compensation agreements with landowners and a Memorandum of Agreement (MOA) with the State, Provincial and local government and the landowner association.
With regard to the Wafi-Golpu Project, Harmony’s wholly-owned subsidiary, Wafi Mining Limited holds a 50% share in various exploration licenses, together with its joint operator in the Wafi-Golpu Joint Venture, Newcrest PNG 2 Limited, which holds the other 50% share. Both companies have entered into compensation agreements with landowners on its exploration licenses. On August 25, 2016, the joint venture participants submitted an application for a Special Mining Lease under section 35 of the Mining Act, and various other associated mining tenements. The application (SML 10) was registered on that date.
The project is technically challenging and the joint venture participants are undertaking further feasibility study update work, including detailed studies with regard to possible tailings management solutions (including deep sea tailings placement) and possible independent on-site bulk power generation. The outcomes of these studies could impact on the technical, commercial and economic profile of the project, and may necessitate the revision of the application and its supporting proposal for development.
With regard to our Kili Teke Project, all exploration licenses are 100% owned by Harmony’s wholly-owned subsidiary, Harmony Gold (PNG) Exploration Limited. The company has entered into compensation agreements with landowners on its exploration licenses.
There has been a significant rationalization of Harmony’s exploration tenement holding in PNG since fiscal 2014. As at June 30, 2017, Harmony’s exploration tenement holding in PNG totaled 1,760 square kilometers (all titles excluding mining easements and ancillary mining purpose leases). The tenements form four main project areas: the Kili Teke in the Hela Province (Harmony 100% owned), the Poru project in the Southern Highlands Province (Harmony 100% owned), the Hidden Valley District in the Morobe Province (Harmony 100% owned) and Morobe Exploration Joint Venture tenement (Harmony 50% owned) over the area surrounding the Wafi-Golpu Deposit.
Harmony, through its wholly-owned subsidiary Harmony Gold Exploration (PNG) Limited, manages the exploration on all of these project areas. Prior to commencement of exploration work programs, the company enters into compensation agreements with landowners on its exploration licenses, in accordance with the Mining Act.
Operations Recently Placed on Care and Maintenance
Target 3
Target 3 (previously Loraine 3) and Freddies 7 and 9 shafts were acquired from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (“Pamodzi FS”) in February 2010. Target 3 is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
Geology: At Target 3 Shaft there remains a mix of remnant ore blocks including shaft pillar blocks where scattered mining can be exploited, and a number of areas of virgin ground where conventional mining can take place, with the potential to exploit zone 3 in the Freddies 9 Shaft area.
The gold mineralization exploited by Target 3 is contained within the Basal Reef, B Reef, A Reef (Kimberly Formation) and Elsburg Reef, a succession of Elsburg a pebble conglomerate reefs hosted by the Van Heeverrust (Eldorado Formation). Synclinal fold forms the major structural feature and is manifested as an asymmetric syncline whose axis trends N 15° W, with a general plunge of 10-12° north.
The Target 3 Shaft orebody has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation.
Mining operations: During fiscal 2015 the operation was placed on care and maintenance. This decision was taken based on the financial performance of the operation and the future capital that was required to extend the life of the mine.
Production analysis:

	Fiscal Year Ended June 30,
Target 3	2017[1]	2016[1]	2015[1]
Production
Tons (‘000)	—	—	99
Recovered grade (ounces/ton)	—	—	0.156
Gold produced (ounces)	—	—	15,529
Gold sold (ounces)	—	—	16,140
Results of operations ($)
Product sales (‘000)	—	—	19,432
Cash cost (‘000)	—	—	(14,870)
Inventory movement (‘000)	—	—	(603)
Production profit (‘000)	—	—	3,959

Cash costs
Per ounce of gold produced ($)	—	—	958
All-in sustaining cost
Per ounce of gold sold ($)	—	—	1,114
Capex (‘000) ($)	—	—	1,785

[1]	Placed on care and maintenance in October 2014, therefore no discussion has been included for fiscal 2017, fiscal 2016 and fiscal 2015.
Regulation
MPRDA
The MPRDA is the primary legislation used to regulate the mining industry since it came into effect on May 1, 2004. The DMR is the national department tasked with implementing the MPRDA and regulating the mining industry. The MPRDA extinguished private ownership of minerals. The South African government’s role as custodian of South Africa’s mineral and petroleum resources was entrenched in system where the right to prospect and mine is granted by government through the Minister.
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

•
to substantially and meaningfully expand opportunities for HDSA, including women, to enter the mineral and petroleum industry and to benefit from the to promote economic growth and mineral and petroleum resources development in South Africa;

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
Owing to the change brought about by the MPRDA, provision for a transition from the old regime (in which the role of the South African government was regulatory in nature and in which the right to mine vested in the holder of the common law mineral rights) to the new regime (which provides for the South African government, acting through the Minister, to grant mining rights) has been made in the Transitional Provisions contained in Schedule II of the MPRDA (the “Transitional Provisions”). The Transitional Provisions provide for, among other things, the holders of then-existing “old order” mining rights to apply for the conversion of those old order rights into “new order” mining rights in accordance with the MPRDA within five years of May 1, 2004, or before the old order right expired, whichever was earlier.
Old order mining rights were converted into new order mining rights in accordance with the MPRDA provided that the holder of the old order right fulfilled the requirements specified in the MPRDA, its Regulations and the Original Mining Charter or the Revised. Revised Mining Charter, as the case may have been at the relevant juncture. Upon conversion, or failure to convert within the specified time periods, the old order rights cease to exist. In the event that the old order right was converted, the new order mining right could have been converted for a period up to 30 years which period may be renewed for further periods, each of which may not exceed 30 years at a time. A mining right for which an application for renewal has been lodged shall, despite its stated expiry date, remain in force until such time as such application has been granted or refused.
In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorization (issued under NEMA), the mining work program and the social and labor plan (the "SLP") approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with the provisions of the MPRDA, environmental authorization, mining work program and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMR in accordance with the provisions of the MPRDA and the right.
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
On May 31, 2013, a notice was published in the Government Gazette recording the Minister's intention to introduce the MPRDA Bill into Parliament. The Bill was introduced into Parliament on June 21, 2013. The DMR briefed the National Assembly's Portfolio Committee on Mineral Resources on July 30 and 31, 2013 and various amendments to the MPRDA Bill have since been effected, however, the MPRDA Bill has not been assented to by the President and remains pending. There is a degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be made law and the MPRDA Bill raises some concerns as it relates to Harmony’s business:

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
The MPRDA Bill envisages that a rights holder will remain liable for any latent or residual environmental and associated damage caused by prospecting and mining operations, even after (and notwithstanding) the issue of a closure certificate by the Minister. This means that a rights holder will no longer be indemnified from liability after the issue of a closure certificate.
Harmony is, through the Chamber of Mines of South Africa, working closely with government to ensure that the MPRDA Bill is drafted to support continued investment in mining in South Africa.
The Mining Charter
The South African government has identified the South African mining industry as an industry in which significant BEE participation is required. One of the express objects of the MPRDA is to substantially and meaningfully encourage HDSAs , including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources. Section 100 of the MPRDA provides that the Minister must, within six months from the date on which the MPRDA takes effect, develop a broad-based social empowerment charter. This sets the framework, targets and timetable for affecting the entry of HDSAs into the mining industry, and allow such South Africans to benefit from the exploitation of mining and mineral resources.
Mining right holders were initially required to comply with the Original Mining Charter for effecting entry of HDSAs into the mining industry. Among other things, the Original Mining Charter required (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation at executive management (board) level, senior management (executive committee) level core and critical skills, middle management level and junior management level and 10% participation by women in the mining industry, in each case within five years.
On September 13, 2010, the Minister published the Amendment of the Revised Mining Charter and an updated Scorecard in respect thereof. The Revised Mining Charter’s addresses ownership, procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation).
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
In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter and must submit annual compliance reports to the DMR. The Scorecard attached to the Revised Mining Charter makes provision for a phased-in approach for compliance with the above targets over the five year period ended in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will, according to the Revised Mining Charter ostensibly amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.
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
Harmony believes that it had complied with the requirements of the Revised Mining Charter. Harmony will continue to comply with the Revised Mining Charter until a new Charter is applicable. See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Mining Charter compliance scorecard” on pages 98 to 99.
In March 2015, the Minister released the assessment of the mining industry’s compliance with the Mining Charter. Following the release, on April 15, 2016 the Minister published the draft Broad Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry (“draft Mining Charter”). This publication was met with much industry discontent. Harmony notes the difference of opinion in how some BEE participation transactions are recognized and the applicability of the "once empowered, always empowered principle". To this end, the DMR and the mining industry agreed to jointly seek a ‘declaratory order’ from a South African court to determine whether the "once empowered, always empowered principle" is applicable to the BBE participation component of the Mining Charter. This was a proactive and necessary step to promote regulatory certainty for the mining industry, but the matter has not yet been heard in court. The parties opted instead to seek an amicable settlement of differences but before efforts in this regard was finally exhausted, the Minister published on June 15, 2017 the 2017 Mining Charter. Within days of its publication, the Chamber of Mines launched an urgent interdict application pending the final determination of an application to review and set aside the 2017 Mining Charter. On July 14, 2017 the Minister issued a written undertaking that he and the DMR will not implement or apply the provisions of the 2017 Mining Charter in any way pending judgment in the aforementioned urgent interdict application brought by the Chamber of Mines. In light of the written undertaking, the Chamber of Mines has agreed to provide the Minister more time to file its answering affidavit and the hearing of the interdict application is now likely to be heard late in the third quarter or early in the fourth quarter of 2017.
Soon after reaching agreement to postpone the hearing for an interdict of the 2017 Mining Charter, the Minister published on July 19, 2017 an invitation for representations by relevant stakeholders on a proposed restriction under section 49(1) of the MPRDA on the granting of any application for new prospecting and mining rights, applications for renewal of such rights, and section 11 applications. The Chamber of Mines urgently launched an interdict application and on the eve of the hearing, the Chamber of Mines and the Minister reached agreement for the matter to be postponed after the Minister formally stated that he would not take any steps contemplated in the aforementioned notice. The Minister’s undertaking was made an order of court on August 4, 2017 and the matter was postponed sine die.
The fate of the 2017 Mining Charter is unclear with the application for a declaratory order on the “once empowered, always empowered principle” and the interdict and review proceedings in relation to the 2017 Mining Charter still pending and because it may still be subject to further change, however, we note that:

•
the targets set in the 2017 Mining Charter have all been heightened and more stringent compliance requirements have been proposed (e.g., 30% black ownership in the case of mining rights and “50% + 1 vote black person shareholder” in the case of prospecting rights);

•
as was the case with its predecessors, the draft Mining Charter contains six elements with which mining companies are expected to comply. In addition, an updated weighted scorecard has been included, however, that the Ownership, Housing and Living Conditions and Human Resource Development elements are now "Ring Fenced Elements", which means that mining companies must ensure strict compliance with these elements at all times. The Employment Equity, Procurement and Supplier Development and Mine Community Development elements are each weighted;

•	existing right holders are given a maximum of one year from the effective date of the 2017 Mining Charter, to comply with the revised targets set out therein;

•
the 2017 Mining Charter seeks to align itself with the Revised Codes of Good Practice on Black Economic Empowerment, 2013 published under the Broad-Based Black Economic Empowerment Act (Act 53 of 2003) (“BBBEE Act"). This is, however, done in an opaque fashion, as it relates only to the scorecard and ignores the important discrepancies in the manner that ownership by HDSAs is measured; and

•	rights holders who have not complied with the Ring Fenced Elements and who fall “between level 5 and 8” of the scorecard are said to be in breach of the MPRDA.
The Royalty Act
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2017, the average royalty rate for our South African operations was 0.7% of the gross sales leviable amount.
The BBBEE Act and the BBBEE Amendment Act
The BBBEE Act, which came into effect on April 21, 2004, established a national policy on broad-based black economic empowerment with the objective to (i) remedy historical racial imbalances in the South Africa economy and (ii) achieve economic transformation, by increasing the number of black people who participate in the mainstream South African economy. The BBBEE Act provides for various measures to promote BEE participation, including empowering the Minister of Trade and Industry to issue the BBBEE Codes, with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. The BBBEE Codes were first published in 2007, and were revised in 2013 (although the revisions only came into effect in 2015). The BBBEE Codes sought to provide a standard framework, in the form of a "generic scorecard", for the measurement of BBBEE across all sectors and industries operating within the South African economy and sought to regularize such sectors and industries by providing clear and comprehensive criteria for the measurement of BBBEE.
On October 24, 2014, the BBBEE Amendment Act, No. 46 of 2013 (the “BBBEE Amendment Act”) came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Mining Charter governs the implementation of BBBEE, among other things, within the mining industry. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister for Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption is lifted on October 27, 2016. On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future and, in any event, our view is that the DMR is likely to continue implementing the Mining Charter and it is unlikely that the DMR will begin applying the BBBEE Act and BBBEE Codes in administering the MPRDA.

Mineral Rights - Papua New Guinea
Mining in PNG is governed by the Mining Act of 1992 (PNG). The Act stipulates that all mineral rights in PNG belong to the State, and, subject to the Act, all land is available for exploration and mining. The PNG government issues and administers mining tenements under the Mining Act 1992, through the offices of the PNG Mineral Resources Authority, within the PNG Department of Mining.
Mining tenements include:

•
exploration licenses, issued for a term not exceeding two years, renewable for further two year terms subject to compliance with expenditure and other conditions. Each license contains a condition conferring on the PNG government the right to make a single purchase up to 30% equitable interest in any mineral discovery under the license at a price pro rata to the accumulated exploration expenditure;

•	mining leases, issued for a term not exceeding 20 years, renewable on application subject to compliance with issue conditions;

•	special mining leases, issued for a term not exceeding 40 years, renewable on application subject to compliance with issue conditions;

•	mining easements; and

•	leases for mining purposes.
These tenements generally confer exclusive rights on the holder to exercise their rights thereunder. The key difference in PNG is that citizens have the right to carry out non-mechanized mining of alluvial minerals on land owned by them, provided that an alluvial mining lease is obtained and provided there is not already a mining lease or special mining lease over the subject land
Almost all land in PNG is owned by a person or group of persons under customary ownership, and is not generally overlaid by landowner title. The customary owners of the land have in some instances been formally identified through the work of the Land Titles Commission. However, there is often considerable difficulty in identifying landowners of a particular area of land because land ownership may arise from both contract and inheritance, and because of the absence of a formal written registration system.
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the State based on production. Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, written agreements must be entered into with landowners dealing with compensation and, in company with the State as a party, a Memorandum of Agreement dealing with such other matters as the sharing of royalties and other mining benefits between landowner groups and Provincial and local government entities.
Mineral policy in PNG is administered by the Department of Mineral Policy and Geohazards Management, also within the PNG Department of Mining, The legislative and fiscal regime in PNG has been under review since 2012, including the Mining Act, Mining Safety Act q, Mineral Policy and various sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. In its capacity as the representative industry body, the Chamber of Mines and Petroleum of PNG has collated information from industry participants and has lodged formal industry responses to the government’s proposals. Harmony is represented on the chamber’s sub-committee and is actively participating in its discussions.
Health and Safety - South Africa
For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act 29 of 1996 (as amended, the "MHSA"). The objectives of the MHSA are:

•	to protect the health and safety of persons at mines;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	to provide effective monitoring of health and safety measures at mines;

•	to provide for enforcement of health and safety conditions at mines;

•	to provide for investigations and inquiries to improve health and safety at mines;

•	to promote a culture of health and safety in the mining industry;

•	to promote training in health and safety in the mining industry; and

•	to promote co-operation and consultation on health and safety matters between the South African, employers, employees and their representatives.
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
See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Safety and health” on pages 38 to 53.
The Mine Health and Safety Inspectorate ("MHSI") within the DMR is responsible for the enforcement of the MHSA and the regulations binding in terms thereof and it also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Principal Inspectors of Mines for each region and various Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA the MHSI may take a number of enforcement measures which include the following:

•
the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof, will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine may lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;

•
the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or the regulations binding thereunder;

•
a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offence has been committed. Any person convicted of an offence in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed; and

•
a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million ZAR per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision of the Chief Inspector of Mines to impose an administrative fine.

Over and above the aforesaid, investigation and/or inquiry proceedings in terms of the MHSA are instituted by the MHSI following the occurrence of any accident or incident at a mine, which results in the death of any person.
In South Africa the COIDA and ODMWA established two statutory systems for the payment of compensation for occupationally related injuries and certain occupationally related diseases. COIDA applies to the compensation of all occupational injuries (including payment of compensation in the event of the death of the injured employee), whether or not it occurs in or outside the mining industry. ODMWA applies to diseases which are defined as “compensatable diseases”, being primarily occupationally related lung diseases like silicosis. COIDA indemnifies the employer against claims by the employee or his/her dependents for damages incurred as a result of occupational injuries and diseases. The Constitutional Court held in Mankayi v AngloGold Ashanti Limited 2011 (3) SA 237 (CC) that although COIDA applies to occupational diseases in general, COIDA does not apply in instances where the disease in question is a compensatable disease in terms of ODMWA and which was contracted as a result of the performance of “risk work” at a “controlled mine”. The Court further held that if an employee contracts a compensatable disease as defined in ODMWA, the employee would still be entitled to claim common law damages from the employer.
Health and Safety - Papua New Guinea
PNG has a significant mining industry, and a developing system of occupational health and safety. The Mining (Safety) Act 1977 (PNG) is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
The PNG Mining (Safety) Act and Regulations are currently under review as part of the overall review of mining legislation in PNG.
See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Safety and health” on pages 38 to 53.
Laws and Regulations pertaining to Environmental Protection - South Africa
The following is an overview of the South African environmental laws and regulations which are relevant to our operations in South Africa.
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
NEMA
NEMA is the overarching legislation giving effect to the environmental right protected in section 24 of the Constitution of the Republic of South Africa, 1996, and which provides the underlying framework and principles underpinning the coordinated and integrated management of environmental activities. In terms of NEMA, an environmental authorization is required in order to commence a listed activity. These activities are currently listed in GNR 983-985 of December 8, 2014 (“NEMA Listed Activities”), as amended in GNR 324-327 of April 4, 2017. The commencement of a listed activity without an environmental authorization may be rectified via a section 24G application for authorization, however, such application will be subject to payment of an administrative penalty and may attract other liability.
Depending on the anticipated severity of the impact of undertaking a listed activity, the application process will require either a basic assessment report (“BAR”) or a scoping and environmental impact assessment report (“S&EIR”) to be prepared as part of the application for an environmental authorization. An activity requiring a mining right is considered to have a more severe environmental impact and requires an S&EIR prior to commencement. This listed activity was previously listed in the listing notices published prior to 2014; however, it was never brought into effect. As a result there was legal debate about the applicability of NEMA listed activities to mining and related activities and whether activities which were incidental to mining triggered other related activities under NEMA. Previously the approval of an Environmental Management Programme (“EMPR”) served a relatively similar function under the MPRDA. Clarity has since been brought about by virtue of a number of amendments to NEMA and the MPRDA, as well as the listed activities under NEMA and it is clear that as of December 8, 2014, an environmental authorization is required for the commencement of any activity which requires a mining right or the commencement of any activity which requires a prospecting right. The issue of an environmental authorization is a condition prior to the grant of a prospecting or mining right. The DMR is the responsible authority for the issuing of an environmental authorization; however, the Department of Environmental Affairs remains the appeal authority in respect of any appeals to the issue of an environmental authorization. Applicants are also required to follow stringent requirements in the public participation process to enable consultation with all interested and affected parties.
As part of its application for an environmental authorization the applicant must demonstrate that it has complied with the prescribed financial provisioning requirements in terms of section 24P of NEMA. This means that the holder must set provisioning rehabilitation of the mining activities for concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post closure impacts. Moreover every holder of a mining right must assess his or her environmental liability on an annual basis and must increase his or her financial provision to the satisfaction of the Minister for

Mineral Resources. The holder must also submit an audit report to the Minister on the adequacy of the financial provision from an independent auditor. The new financial provisions, regulations 2015 stipulate new procedures for how financial provision is to be made, audited and reviewed. Existing mines are also required to comply with the financial provision requirement, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, the long-stop date of which currently expires on February 20, 2018. These regulations have brought about a number of changes and clarifications to the previous legal regime, and they are likely to substantially increase the required quantum of financial provision set aside by existing operations, as well as the financial vehicles historically used by mining companies to put up these provisions. This is due to the qualification that latent or residual environmental impacts which may become known in the future now include the pumping and treatment of polluted or extraneous water. The mining industry has raised serious concerns about the intent of, and ability of the DMR to implement the new regulations. The proposed changes which have been published also seek to address some of the concerns that have been raised by the mining industry.
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
Environment - Papua New Guinea
In PNG, there are various laws and regulations relating to protection of the environment which are similar in scope to those of South Africa. The Environment Act 2000 (PNG) governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the Conservation and Environment Protection Authority (previously the Department of Environmental Conservation) where, for large projects, it may be forwarded to the Environment Council for review. Public consultation is an integral part of this review.
Other environmental legislation includes the Water Resources Act 1982 and Regulations and the Forestry Act 1991 and Regulations
Labor Relations
South Africa

Employee relations in South Africa are guided by the Labour Relations Act as well as by company and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions. As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 60%); the Association of Mineworkers and Construction Union (at 24%); the United Association of South Africa (at 8%) and Solidarity (at 2%). About 94% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Employees and communities” on pages 54 to 70.
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
In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. Employees at PNG are not unionized, however, Hidden Valley Mine employment is guided by the Training and Localisation Policy appended to the Memorandum of Agreement (“MOA”) between the company, the State, Provincial and local governments and the Landowner Association. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley Mine’s license to operate.
C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:

•	“-Who we are” on page 6
of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT`
The information set forth under the headings:

•	“-Harmony in Action-Environmental performance” on pages 71 to 97;

•	“-Harmony in Action-Operational performance” on pages 100 to 143;
of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference. Also see note 13 “Property, Plant and Equipment” and note 29 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
Also see Item 4: “Information on the Company-Business Overview--Reserves”, “-Geology” and “-Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects-Tabular Disclosure of Contractual Obligations”.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A. OPERATING RESULT
Overview
We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2017 were 1.09 million ounces of gold. As at June 30, 2017, our mining operations and projects reported total proved and probable reserves of approximately 36.7 million gold equivalent ounces and in fiscal 2017 we processed approximately 21.4 million tons of ore.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has previously been identified as the executive committee (“Exco”). During April 2017, the top management structure was changed, creating a group CEO's office consisting of the chief executive officer, financial director, director corporate affairs and chief operating officer: new business. The group CEO's office has replaced Exco as the CODM. There has been no change to the information reported to the CODM.

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

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other - Underground” and “Other - Surface”.
From July 1, 2017, the Tshepong and Phakisa shafts have been integrated into the Tshepong Operations in order to take advantage of the close proximity of the two shafts, which allows for existing infrastructure to be optimized. The restriction on hoisting capacity at Phakisa will be addressed by hoisting through Tshepong. The integration proof-of-concept was completed during fiscal 2017 and the integrated life-of-mine plan approved in June 2017. Going forward, they will represent one segment and the information supplied to the CODM will reflect the change.
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
The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3:“Key Information-Risk Factors-Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates”
Depreciation of Mining Assets
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
Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code or JORC. For further discussion on mineral reserves, see “-Gold mineral reserves” above.
During 2017, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop (2015 and 2016: Doornkop and Masimong) to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves.
Masimong was restructured during fiscal 2015 to address the low gold price and high input cost environment. Orebody development, which would have concentrated on the inferred resource areas, was scaled down significantly as a result and the expected life of mine reduced to three years in order to improve profitability by reducing costs and improving margins. The revised life-of-mine plan has resulted in the reduction of inferred resources included in the plan. During fiscal 2016, no additional inferred resources were identified at Masimong for inclusion in the life-of-mine plan, and therefore the discussion does not apply to fiscal 2017.
In fiscal 2016, exploration at Doornkop proved successful with the inclusion of new mining areas in the updated life-of-mine plan for fiscal 2017. During fiscal 2017, a seismic study was completed with the results to be finalized during the first half of fiscal 2018. This, together with the underground exploration that started during fiscal 2017, will further enhance Doornkop’s geological and orebody confidence and is expected to result in an increase in the reserves.
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
The relevant statistics for the two operations have been included below.

		Applicable to the Fiscal Year Ended June 30,
Doornkop		2017	2016	2015
A	Years (life-of-mine plan)	17	15	18
B	Reserves (Tons million)	4.7	5.6	8.4
B	Resources (Tons million)	20.6	36.2	34.3
D	Total inferred resources (Tons million)	13.5	24.9	24.5
E	Inferred resources included in life-of-mine plan (Tons million)	7.8	4.2	9.6
F	Future development costs
	• Rand million	358.1	173.3	269.0
	• US$ million	26.3	11.9	23.5
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	16.6	12.7	5.0
	• Excluding inferred resources (US$ million)	28.2	16.9	10.3

		Applicable to the Fiscal Year Ended June 30,
Masimong		2017	2016	2015
A	Years (life-of-mine plan)	n/a	3	15
B	Reserves (Tons million)	n/a	2.1	7.3
B	Resources (Tons million)	n/a	15.1	75.5
D	Total inferred resources (Tons million)	n/a	5.7	58.2
E	Inferred resources included in life-of-mine plan (Tons million)	n/a	0.1	3.7
F	Future development costs
	• Rand million	n/a	1.5	16.4
	• US$ million	n/a	0.1	1.4
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	n/a	17.7	4.5
	• Excluding inferred resources (US$ million)	n/a	18.6	6.1

Impairment of Property, Plant and Equipment
We review and evaluate our mining assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. With the planned integration of Phakisa and Tshepong into the Tshepong Operations on July 1, 2017, the two shafts were treated as a single cash generating unit at June 30, 2017.
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2017, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price, silver price and exchange rate assumptions as follows:
Fiscal year ended June 30, 2017

Long term
US$ gold price per ounce	1,200.00
US$ silver price per ounce	17.00
Exchange rate (R/US$)	13.61
Exchange rate (PGK/US$)	3.16
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
During fiscal 2017, we recorded an impairment of property, plant and equipment of US$112 million, while a net reversal of US$3 million was recorded in fiscal 2016 and an impairment of US$285 million was recorded in fiscal 2015. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2017 would have resulted in additional impairments as follows:

($ in millions)
Tshepong operations*……………………………………………………………………….......	262
Kusasalethu……………………………………………………………………………………...	105
Hidden Valley…………………………………………………………………………………...	79
Target 1………………………………………………………………………………………….	77
Doornkop……………………………………………………………………………………......	71
Masimong……………………………………………………………………………………….	30
Other surface operations………………………………………………………………………...	20
Unisel…………………………………………………………………………………………....	17
Bambanani*……………………………………………………………………………………	10
*The goodwill balance attributed to this cash generating unit would be reduced to $nil. See “Carrying Value of Goodwill” below.
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
As at June 30, 2017 substantially all of our goodwill related to the Tshepong operations and Bambanani cash generating units. An impairment of US$19 million on goodwill relating to the Tshepong operations was recorded in fiscal 2017, with a balance of US$25 million remaining. No impairment on goodwill was recorded during fiscal 2015 or fiscal 2016.
Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.
The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.
Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). The group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss within gains/losses on derivatives.
Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the rand gold forward sales contracts is recognized in profit or loss within revenue.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction that was hedged is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.
Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in gains/losses on derivatives.
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
See Item 3:“Key Information-Risk Factors-We are subject to extensive environmental regulations”.
Provision for silicosis settlement

The Group’s portion of the potential cost of settling the silicosis and tuberculosis class actions that have been instituted against it in South Africa has been provided for. The expected contributions (cash flows) to the vehicle that will manage the settlement process have been discounted over the expected period of time during which contributions will be made. Annual changes in the provision will consist of the time value of money (recognized as finance cost) and changes in estimates (recognized as other operating expenses).
See Item 3:“Key Information-Risk Factors-The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future”.
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2017, fiscal 2016 and fiscal 2015. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.
In terms of IAS 12 - Income Taxes, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and at our South African operations, such average tax rates are directly impacted by the profitability of the relevant ring-fenced mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date.
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
Revenue
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3:“Key Information-Risk Factors-The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. As a general rule, we sell our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.
During fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a period of 24 months. Management continues to top-up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
A portion of the production of the South African operations is linked to Rand gold forward sale contracts, which have been designated as cash flow hedging instruments and for which hedge accounting is applied. US$ gold forward sale contracts were also entered into for the production of the Hidden Valley operation, but these contracts were not designated as hedging instruments and the gains/losses are accounted for in profit or loss.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realized Gold Price
In fiscal 2017, the average gold price in US dollars received by us was US$1,304 per ounce. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3:“Key Information-Risk Factors-The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2017	2016	2015
	($/oz)
Average	1,257	1,169	1,224
High	1,366	1,325	1,340
Low	1,125	1,049	1,142
Harmony’s average sales price[1]	1,304	1,169	1,222

[1]
Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, fiscal 2017 includes the effect of hedge accounting i.e. realized gains from the cash flow hedges which have been included in revenue.

Costs
Our cash costs typically make up between 70% and 80% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 50% and 55% of our production costs.
Our all-in sustaining costs increased from US$1,003 per ounce in fiscal 2016 to US$1,182 in fiscal 2017. The primary reason for the increase is increased labor and energy costs, as well as inflationary pressures on supply contracts. In US dollar terms, the strengthening of the Rand against the US dollar in fiscal 2017 also contributed to the increase. This strengthening of the Rand resulted in the Rand amounts being translated at a lower rate of R13.60 compared to R14.50 in fiscal 2016.
Our cash costs have increased from US$841 per ounce in fiscal 2016 to US$1,000 in fiscal 2017, mainly due to the impact of increased labor and energy costs and inflationary pressures on supply contracts as well as the strengthening of the Rand against the US dollar.
Our US dollar translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See Item 5:“Operating and Financial Review and Prospects-Exchange Rates”. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3:“Key Information-Risk Factors-Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
The average exchange rate of the South African Rand appreciated approximately 6% against the US dollar in fiscal 2017 compared to fiscal 2016. In the case of our International operations, the Australian dollar appreciated by 3% against the US dollar in fiscal 2017, while the Kina depreciated by 7% against the US dollar in fiscal 2017.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in “Risk Factors-Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “-The nature of our mining operations presents safety risks”.
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
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces sold are used as the denominator in the all-in sustaining costs per ounce calculation. The all-in sustaining cost per ounce figures for fiscal 2015 has been restated to exclude the share-based payment charge.

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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Fiscal year ended June 30,
	2017	2016	2015*
	(in $ millions, except for ounce amounts)
Total cost of sales - under IFRS	1,448	1,088	1,645
Depreciation and amortization expense	(179)	(144)	(211)
Rehabilitation credit/(costs)	(2)	3	1
Care and maintenance costs of restructured shafts	(8)	(8)	(9)
Employment termination and restructuring costs	(5)	(1)	(22)
Share-based payments	(29)	(23)	(18)
Impairment of assets	(131)	3	(285)
Other	4	1	7
LED costs	5	3	6
Corporate, administration and other expenditure costs	32	23	27
Exploration (sustaining)	—	—	—
Capital expenditure (OCD)	99	96	154
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	50	45	65

Total all-in sustaining costs	1,284	1,086	1,360
Per ounce calculation:
Ounces sold[1]	1,086,2314	1,081,615	1,103,793
Total all-in sustaining costs per ounce	1,182	1,003	1,231
* Restated to exclude share-based payment charge of US$18 million (or US$15 per ounce) in fiscal 2015.
¹ Excludes 11,713 ounces in fiscal 2017 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2017	2016	2015
	(in $ millions, except for ounce amounts)
Total cost of sales - under IFRS	1,448	1,088	1,645
Depreciation and amortization expense	(185)	(149)	(216)
Rehabilitation (costs)/credit	(2)	3	1
Care and maintenance costs of restructured shafts	(8)	(8)	(9)
Employment termination and restructuring costs	(5)	(1)	(22)
Share-based payments	(29)	(23)	(18)
(Reversal of impairment)/impairment of assets	(131)	3	(285)
Other	1	1	7
Gold inventory movement	(14)	(4)	(22)

Total cash costs	1,075	910	1,081
Per ounce calculation: Ounces produced[1]	1,076,139	1,082,035	1,077,466
Total cash costs per ounce	1,000	841	1,003

¹	Excludes 11,713 ounces in fiscal 2017 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2017 before including the effect of the cash flow hedges increased by US$86 per ounce to US$1,255 per ounce from US$1,169 per ounce during fiscal 2016. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2017 is R13.11 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R14.72 per US$1.00 as at June 30, 2016, reflecting an appreciation of 11% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal 2017 of R13.60 per US$1.00, reflecting an appreciation of 7% of the Rand against the US dollar when compared with fiscal 2016.
In fiscal 2016, Harmony entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. At June 30, 2017, the nominal amount of the hedging contracts is US$422 million and is spread over a 12 month period with a weighted average cap price of US$1=R15.53 and weighted average floor price of US$1=R14.41.
The majority of our working costs are incurred in Rand and, as a result of this, appreciation of the Rand against the US dollar increased our working costs when translated into US dollars. Compounding this increase are increases in our labor costs as well as inflationary pressures on our consumables and energy costs, which would decrease operating margins and net income reflected in our consolidated income statement. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: “Key Information-Risk Factors-Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
On June 4, 2014 the Bank of Papua New Guinea introduced an exchange rate trading band requiring all foreign currency traded in the market to be ± 75 basis points (± 0.0075 PGK/US$ points) from the official interbank rate. This had the effect of strengthening the Kina by approximately 10% and the US$ equivalent of Kina denominated costs higher. The Bank of Papua New Guinea has weakened the Kina against the US$ by approximately 40 basis points per month in fiscal 2016. During fiscal 2017, the Kina has been held virtually constant against the US$ with a weakening of 0.2% since June 2016. Since the introduction of the trading band the Kina has weakened by 23% against the US$ as at June 30, 2017. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Golpu and other PNG exploration sites.
Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 5.1% at the end of fiscal 2017, 6.3% at the end of fiscal 2016 and 4.7% at the end of fiscal 2015. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 2.2% in fiscal 2017, 9.4% in fiscal 2016 and 12.7% in fiscal 2015, together with an increase that is yet to be determined by the energy regulator in fiscal 2018, will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2015 at 6.1% and 2016 at 6.4%, while the annualized inflation stood at 6.6% at the end of fiscal 2017.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information-Risk Factors-Harmony’s operations may be negatively impacted by inflation”.
South African Socio-Economic Environment
We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information-Risk Factors-The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits”.
South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10: “Additional Information-Exchange Controls”.
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
Electricity in South Africa
South African state utility, Eskom, generates approximately 95% of the electricity used in South Africa and approximately 45% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors.
During fiscal 2017, the electricity supply in South Africa has seen less pressure than the previous years, with reduced power interruptions (also referred to as load shedding) occurring. South Africa’s electricity supply has improved and since September 2015 no load shedding has occurred to date.
The supply and demand for electricity is still very tight especially during the evening peak periods between 6:00 p.m. and 8:00 p.m. Harmony participates voluntarily in the Eskom Demand response program to reduce their demand during the said periods. Harmony has renewed its contract agreement with an Energy Service Company (“ESCO”) to ensure that the various load clipping and load shifting projects savings are sustained. They will also assist with the implementation of new energy saving initiatives at the South African operations to reduce the electricity demand during morning and evening peaks. Harmony also benefits financially from this as the Eskom tariffs are more expensive during that period. The risk of having power outages will be mainly limited to the evening peak periods in the current situation.
Government remains committed to ensure energy security for the country, through the roll-out of the nuclear new build program as an integral part of the energy mix. Government remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions.
Renewable energy
Energy is the critical component of the country’s future policy mix. The argument around electricity really comes down to the questions: Future supply of electricity will be influenced by the extent to which renewables, primarily wind, are efficient, sustainable and ensure security of electricity supply at a competitive economic prices.
Forecasts predict that renewable energy technologies, predominantly solar- and wind-based systems, will further grow in the coming decades, overcoming coal-based electricity around 2030 (IEA, 2015). South Africa is no exception and renewable energy has entered the country’s electricity landscape as a significant trend.

Discussions around other technologies, such as gas-to-power and nuclear energy, are also adding to this dynamic. Significant vested interests are still at play alongside massive state support to maintain the domination of the coal industry over the electricity supply industry in South Africa.
Tariffs
Like all mining companies, Harmony is a major user of electricity, mostly supplied by Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. Electricity tariffs increase by 107% since 2010 to date. On October 3, 2014, NERSA announced the approval of the implementation plan of the Regulatory Clearing Account (“RCA”) balance for Eskom. This is a once-off recovery from standard tariff customers and other Eskom customer categories. This had an effect on limiting the increase to 2.2% during fiscal 2017. This means that Eskom will apply for another RCA for 2018 and will be submitting an application for an increase in tariffs of 19.2%. This application was delayed due an application to declare the previous RCA unlawful. The court has ruled in NERSA’s favor and hence Eskom are now able proceed with their new RCA application.
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
We have implemented various energy efficiency projects in recent years, resulting in an average load reduction of 40.66MW and energy savings of 345GWh since 2009. Due to capital constraints the projects we have committed to for 2016 were moved to 2017 including a number of other projects identified. With little capital expenditure Harmony has with the assistance of an ESCO achieved a R50 million cost saving on new projects and a R 54 million maintained cost saving from completed projects. The average weekday load reduction will be 5.6MW and the anticipated energy savings will the 4 363MWh per month.
We have implemented various energy efficiency projects in recent years. See “Integrated Annual Report for the 20-F 2017-Harmony in Action-Environmental performance-” on pages 71 to 97.
Renewable energy
Harmony continues to assess various energy-generating initiatives. See “Integrated Annual Report for the 20-F 2017-Social and ethics committee chairman’s report” on pages 16 to 20 and “Integrated Annual Report for the 20-F 2017-Harmony in Action-Environmental performance” on pages 71 to 97.
Results of Operations
Years Ended June 30, 2017 and 2016
Revenues
Revenue increased by 12%, from US$1,264 million in fiscal 2016 to US$1,416 million in fiscal 2017. This increase can be attributed to a 7% increase in the average spot gold price received of US$1,255 per ounce for fiscal 2017, compared to US$1,169 per ounce for fiscal 2016, together with the impact of the Rand gold hedges of US$53 million. Our gold sales increased 0.4%, from 1,081,615 ounces in 2016 to 1,086,231 ounces in 2017. The increase in ounces can be attributed mainly to the acquisition of Newcrest’s 50% of the Hidden Valley operation, improvements at Kusasalethu year on year as well as grade improvements at Masimong, Kalgold and Phoenix.
At Hidden Valley, ounces sold increased by 18% from 75,233 in fiscal 2016 to 88,565 in fiscal 2017. The acquisition was completed in October 2016 and 100% of the production was accounted for. With the mining of stage 4 completed in fiscal 2016 the operation processed the run-of-mine stockpiles during fiscal 2017. These factors led to an increase in tons milled of 41% to 2,678,000 tons and a decrease in the recovery grade of 8% to 0.035 ounce per ton in fiscal 2017.
At Phoenix, ounces sold increased by 18% from 25,335 in fiscal 2016 to 29,964 in fiscal 2017. The tons milled increased by 4% to 7,420,000 tons in fiscal 2017 as a result of additional tons from the Phoenix slimes dams being treated at Central Plant.
At Kusasalethu, ounces sold increased by 18% from 122,880 in fiscal 2016 to 144,614 in fiscal 2017. The recovery grade increased by 25% to 0.211 ounce per ton in fiscal 2017 following the decision to shorten the life of mine and focus on higher grade areas.
At Kalgold, ounces sold increased by 12% from 34,916 in fiscal 2016 to 38,999 in fiscal 2017. The recovery grade and tons milled increased by 5% and 2% to 0.023 ounce per ton and 1,660,000 tons respectively in fiscal 2017 due to improved availability of the mills and additional mobile crushers that assisted with mill throughput during fiscal 2017.
At Target 1, ounces sold decreased by 23% from 109,923 in fiscal 2016 to 84,942 in fiscal 2017. The recovery grade decreased by 22% to 0.104 ounce per ton in fiscal 2017. Production was hampered by unfavorable mining conditions in the higher grade areas.
Cost of sales

Cost of sales includes production costs, depreciation and amortization, (reversal of impairment)/impairment of assets and share-based payments.
a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2016 and fiscal 2017:

	Year Ended June 30, 2017				Year Ended June 30, 2016				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining* costs		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	141,270	1,051	144,614	1,238	124,198	1,026	122,880	1,254	(2)	1
Doornkop	85,939	1,047	87,193	1,288	87,772	831	87,193	1,016	(26)	(27)
Phakisa	128,893	939	128,570	1,162	128,217	741	128,314	936	(27)	(24)
Tshepong	154,934	964	154,869	1,160	161,751	787	161,685	940	(22)	(23)
Masimong	81,599	1,005	81,631	1,146	78,190	916	78,191	1,059	(10)	(8)
Target 1	85,809	1,162	84,942	1,491	108,895	787	109,923	1,012	(48)	(47)
Bambanani	88,415	727	88,253	817	96,870	576	96,934	654	(26)	(25)
Joel	72,211	945	73,303	1,092	73,239	796	72,179	911	(19)	(20)
Unisel	51,280	1,203	51,120	1,354	54,785	949	54,817	1,064	(27)	(27)
Other - surface	102,175	993	103,171	1,090	95,553	935	94,266	9,961	(6)	(9)
International
Hidden Valley[2]	83,614[3]	1,068	88,565[3]	1,241	72,565	1,028	75,233	1,282	(4)	3
Total	1,076,139		1,086,231		1,082,035		1,081,615
Weighted average		1,000		1,182		841		1,003	(19)	(18)

1	Restated fiscal 2016 to include capitalized stripping of US$0.2 million at Kalgold operation.

2
Cash costs and all-in sustaining costs would have been US$1,252 per ounce and US$1,417 per ounce (2016: US$1,320 per ounce and US$1,564 per ounce) respectively had silver byproduct credits of US$15 million (2016: US$21 million) or US$184 per ounce produced, US$176 per ounce sold (2016: US$292 per ounce produced, US$282 per ounce sold) not been taken into account.

3    Excludes 11,713 ounces that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

For further information about the use of Non-GAAP measures, refer to Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP Measures”.
Our total average all-in sustaining costs per ounce increased from US$1,003 per ounce in fiscal 2016 to US$1,182 per ounce in fiscal 2017, mainly due to an increase in labor costs (annual increases and bonuses) and consumables as well as capital expenditure. Also contributing to the increase in US dollar terms is the strengthening of the Rand against the US dollar in fiscal 2017.
Our average cash costs increased by 19%, or US$159 per ounce, from US$841 per ounce in fiscal 2016 to US$1,000 per ounce in fiscal 2017. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Operating costs in Rand terms increased by 11%. The South African Rand appreciated by 6% on average against the US dollar when compared to fiscal 2016. Operating costs in Rand terms were affected mainly by an increase in costs on Phakisa, Tshepong, Doornkop, Target 1 and Kusasalethu where costs increased in Rand terms by 19%, 10%, 16%, 9% and 9%, respectively, year on year. Annual increases in labor costs as well as inflationary pressures on our consumables contributed towards higher operating costs in fiscal 2017. The inclusion of the acquired 50% of Hidden Valley resulted in a 12% increase year on year.
At Phakisa, the cash cost per ounce increased by 27% from US$741 per ounce in fiscal 2016 to US$939 per ounce in fiscal 2017. The all-in sustaining cost per ounce increased by 24% from US$936 per ounce in fiscal 2016 to US$1,162 per ounce in fiscal 2017. The increase was mainly due to the increase in production costs due to the annual increase in labor costs and inflationary increases in consumables.
At Doornkop, the cash cost per ounce increased by 26% from US$831 per ounce in fiscal 2016 to US$1,047 per ounce in fiscal 2017. The all-in sustaining cost per ounce increased by 27% from US$1,016 per ounce in fiscal 2016 to US$1,288 per ounce in fiscal 2017. The increase was mainly due to the increase in cash operating costs due to the annual increase in labor costs and inflationary increases in consumables.

At Tshepong, the cash cost per ounce increased by 22% from US$787 per ounce in fiscal 2016 to US$964 per ounce in fiscal 2017. The all-in sustaining cost per ounce increased by 23% from US$940 per ounce in fiscal 2016 to US$1,160 per ounce in fiscal 2017. The increase was mainly due to 10% increase in cash operating costs as a result of the increase in labor costs and consumables. Also contributing is the 4% decrease in gold produced and ounces sold as a result of the decrease in the tons milled (decrease of 6% to 1,132,000 tons) in fiscal 2017.
At Target 1, the cash cost per ounce increased by 48% from US$787 per ounce in fiscal 2016 to US$1,162 per ounce in fiscal 2017. The all-in sustaining cost per ounce increased by 47% from US$1,012 per ounce in fiscal 2016 to US$1,491 per ounce in fiscal 2017. The increase was mainly due to the unfavorable ground conditions that affect production, which resulted in a 22% decrease in grade to 0.104oz/t. Gold produced decreased by 21% to 85,809.
b) Depreciation and amortization
Depreciation and amortization increased from US$149 million in fiscal 2016 to US$185 million, or 24%, in fiscal 2017 due primarily to a 4% increase in the reserve tons mined used in the calculation as well as the carrying value of areas mined, and therefore depreciated, being higher year on year. Also contributing to the increase is the appreciation of the Rand against the US$ dollar in fiscal 2017. In Rand terms, there was an increase in depreciation and amortization expense of 16%.
c) Impairment/(reversal of impairment) of assets
An impairment charge of US$131 million was recorded in fiscal 2017 compared to a net reversal of impairment of US$3 million in fiscal 2016. The slight decrease in the gold price used in the life-of-mine plans, together with cost inflation, impacted negatively on margins. This, as well as increases in the discount rates used, contributed to the lower recoverable amounts.
At Target 1, a charge of US$60 million was recorded after information gained from underground drilling during the year indicated that some areas of the bottom reef of the Dreyerskuil are highly channelized, which negatively impacted on the overall grade of the operation. These areas were subsequently excluded from the life-of-mine plan. This, together with general pressure on margins, reduced the profitability of the operation over its life, contributing to the impairment charge.
At Kusasalethu, a charge of US$52 million was recorded mainly due to the reduction in the additional attributable resource value as a result of a decrease in the ounces. Harmony investigated the viability of a decline to extend the life of the operation. The business case showed that the option was not feasible and therefore the resource ounces were reduced.
At the Tshepong Operations, an impairment of US$19 million was recorded, which was allocated against the goodwill of the cash generating unit. The integration of Tshepong and Phakisa on July 1, 2017 resulted in the two cash generating units being combined for impairment testing at June 30, 2017. The planned improvements to the environmental conditions at the operation resulted in additional capital expenditure and reduced the recoverable amount.
The net reversal of US$3 million in fiscal 2016 consists of a reversal of US$50 million at Doornkop, offset by charges to Hidden Valley and Masimong of US$32 million and US$15 million, respectively.
Gains on derivatives
Gains on derivatives amounted to US$75 million in fiscal 2017, compared to US$30 million in fiscal 2016. These gains relate primarily to the gains on the foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars. These establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The nominal value of open forex hedging contracts at June 30, 2017 was US$422 million. The hedging contracts are spread over a 12-month period. The fair value of the forex hedging contracts was US$34 million positive as at June 30, 2017. Hedge accounting is not applied to these forex hedging contracts and all gains have been recorded in the income statement.
Other operating expenses

(a)	Loss on scrapping of property, plant and equipment
A loss on scrapping of US$11 million (2016: US$4 million) was recorded in fiscal 2017. This relates to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal. The 2016 loss relates to the abandonment of unprofitable areas in certain of the South African operations’ life-of-mine plans.

(b)	Foreign exchange translation
Foreign exchange translation gain/loss increased from a loss of US$43 million in fiscal 2016 to a gain of US$14 million in fiscal 2017. The change in fiscal 2017 relates to the translation of the US$ revolving credit facilities into Rand, which increased from a loss of US$46 million in fiscal 2016 to a gain of US$16 million in fiscal 2017. The Rand strengthened against the US dollar by 11% from a closing rate of R14.72 in fiscal 2016 to R13.11 in fiscal 2017.

(c)	Silicosis settlement provision
A provision of US$70 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. During fiscal 2016, these class actions were disclosed as a contingent liability as a reliable estimate of the amount could not be made. With progress by the industry working group on occupational lung diseases and the status of the negotiations with the various stakeholders, management can reasonably estimate the Group’s share of any potential settlement.
Gain on bargain purchase

A gain on bargain purchase arose from Harmony’s acquisition of full ownership of the Hidden Valley operation. Refer to note 10, “Gain on bargain purchase” of our consolidated financial statements for further details.
Income and mining taxes
In fiscal 2016 and 2017, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

Income and mining tax	2017	2016

Effective income and mining tax rate	185%	40%
The effective tax rate for fiscal 2017 was higher than the mining statutory tax rate of 34% for us and our subsidiaries as a whole due to the deferred tax credit following the decrease in the average deferred tax rates at the South African operations due to lower estimated profitability following the completion of the updated life-of-mine plans. Offsetting this is the increase in current tax in fiscal 2017 compared to fiscal 2016 as a result of the utilization of assessed losses and unredeemed capital by most of the South African operations in the prior year as well as the gains on derivatives (including the unrealized portion of the foreign exchange contracts). The most significant items causing the group’s income tax provision to differ from the mining statutory tax rate are:

•	No tax consequences relating to the gain on bargain purchase recorded on the acquisition of Hidden Valley and deferred tax assets not recognized which relates primarily to the Hidden Valley operation.

•	No tax consequences relating to the impairment recorded for the goodwill on the Tshepong operations.

•
Rate differences related to the additional capital allowances that may be deducted from mining taxable income in South Africa, which mainly relates to Avgold Limited (which includes the Target 1 operation).

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates-Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations), Randfontein (consists of Doornkop and Kusasalethu) and Harmony (includes the Masimong, Unisel and Free State Surface operations). The deferred tax rate at Freegold decreased from 20.0% in fiscal 2016 to 12.5% in fiscal 2017, Randfontein decreased from 10.1% to 3.8% in fiscal 2017 and Harmony decreased from 21.1% in fiscal 2016 to 19.4%, these decreases mainly due to lower estimated profitability.
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
Harmony Gold (Australia) Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity, called a Consolidated Group. Under the Tax Consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.
PNG. PNG mining projects are taxed on a project basis. Therefore, each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. Capital development and exploration expenditure incurred in PNG is capitalized for tax purposes and can be deducted at 25% per annum on a diminishing value basis against project income, with the deduction being limited to the lesser of 25% of the diminished value or the income of the project for the year.

PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty and 0.25% Production Levy which are payable to the PNG Government.
Years Ended June 30, 2016 and 2015
Revenues
Revenue decreased by 6%, from US$1,348 million in fiscal 2015 to US$1,264 million in fiscal 2016. This decrease can be attributed to a 4% decrease in the gold price received of US$1,169 per ounce for fiscal 2016, compared to US$1,222 per ounce for fiscal 2015 and 2% decrease in gold sold. Our gold sales decreased 2%, from 1,103,793 ounces in 2015 to 1,081,615 ounces in 2016. The decrease in ounces can be attributed mainly to planned production stoppages at Kusasalethu to upgrade its infrastructure, lower than expected recovered grade and safety stoppages at Target 1 and safety stoppages and lower grade at Hidden Valley. Target 3 was placed on care and maintenance during fiscal 2015, resulting in a decrease of 15,529 ounces (or 1%) in fiscal 2016 when compared to fiscal 2015.
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

	Year Ended June 30, 2016				Year Ended June 30, 2015				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs*		Cash costs		All-in sustaining costs*		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	124,198	1,026	122,880	1,254	127,092	1,283	138,151	1,596	20	21
Doornkop	87,772	831	87,193	1,016	85,618	1,092	87,160	1,362	24	25
Phakisa	128,217	741	128,314	936	100,246	1,016	101,468	1,347	27	31
Tshepong	161,751	787	161,685	940	137,540	1,008	139,437	1,235	22	24
Masimong	78,190	916	78,191	1,059	79,187	1,080	80,087	1,302	15	19
Target 1	108,895	787	109,923	1,012	122,944	837	124,358	1,075	6	6
Bambanani	96,870	576	96,934	654	93,495	651	94,748	735	12	11
Joel	73,239	796	72,179	911	72,596	908	74,911	1,043	12	13
Unisel	54,785	949	54,817	1,064	54,495	1,080	55,138	1,275	12	17
Target 3[1]	—	—	—	—	15,529	958	16,140	1,096	n/a	n/a
Other - surface	95,553	935	94,266	996 [2]	94,105	1,000	95,647	1076 [2]	7	7
International
Hidden Valley[3]	72,565	1,028	75,233	1,282	94,619	1,065	96,548	1,395	3	8
Total operations	1,082,035		1,081,615		1,077,466		1,103,793
Weighted average		841		1,003		1,003		1232 [2]	16	19
1    The Target 3 operation was suspended and the mine placed on care and maintenance during the December 2014 quarter.
2    Restated fiscal 2016 and 2015 to include capitalized stripping of US$0.2 million and US$0.6 million at Kalgold operation respectively.

[3]
Cash costs and all-in sustaining costs would have been US$1,320 per ounce and US$1,564 per ounce (2015: US$1,232 per ounce and US$1,557 per ounce) respectively had silver byproduct credits of US$21 million (2015: US$16 million) or US$292 per ounce produced, US$282 per ounce sold (2015: US$169 per ounce produced, US$166 per ounce sold) not been taken into account.

*     Restated to exclude the share-based payment charge.

For further information about the use of Non-GAAP measures, refer to Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP Measures”.
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
d) (Reversal of impairment)/impairment of assets
A net reversal of impairment of US$3 million was recorded in fiscal 2016 compared to the impairment charge of US$285 million in fiscal 2015. A reversal of impairment of US$50 million was recognized for Doornkop due to the increased Rand gold price assumption, improvements in operational efficiencies following the restructuring in 2015 and new mining areas included in the life-of-mine plan based on additional exploration performed during the 2016 fiscal year. An impairment of US$32 million was recognized for Hidden Valley following a change in the life-of-mine plan during the annual planning process. The updated life-of-mine plan at June 30, 2016 for Hidden Valley results in lower production for the 2017 financial year as the mine will predominantly process ore stockpiles followed by a period of care and maintenance. Stripping activities for stage 5 are planned to recommence in the 2018 financial year according to the life-of-mine plan at the end of fiscal 2016. See “Item 4 - Recent developments”. An impairment of US$15 million was recognized for Masimong which is a low margin operation and has a remaining life of mine of three years. The exploration program to locate additional areas of the higher grade B Reef proved unsuccessful and was stopped during the 2016 financial year. In addition, the grade estimation of the Basal Reef decreased. The charge in fiscal 2015 relates primarily to Hidden Valley and Doornkop, where charges of US$174 million and US$85 million respectively were recognized.
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
Gains on derivatives

The amount in fiscal 2016 arises from the derivative gain recognized of US$30 million. During fiscal 2016, Harmony entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The nominal value of open forex hedging contracts at June 30, 2016 was US$500 million. The hedging contracts are spread over a 12-month period. The mark-to-market of the derivative asset was US$25 million positive as at June 30, 2016. This was due to the strengthening of the Rand exchange rate against the US dollar since entering into the forex hedging contracts. Hedge accounting is not applied to these forex hedging contracts and all gains have been recorded in the income statement.
Other operating expenses

(a)	Loss on scrapping of property, plant and equipment
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

(b)	Foreign exchange translation loss
Foreign exchange translation loss increased from US$32 million in fiscal 2015 to US$43 million in fiscal 2016. The foreign exchange translation loss relates primarily to the translation of the US$ revolving credit facilities into Rand, which increased from US$33 million in fiscal 2015 to US$46 million in fiscal 2016. The Rand weakened by 21% from a closing rate of R12.16 in fiscal 2015 to R14.72 in fiscal 2016.
Income and mining taxes
In fiscal 2015 and 2016, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

Income and mining tax	2016	2015
Effective income and mining tax rate	40%	(14)%
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

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “- Critical Accounting Policies and Estimates-Deferred taxes” above. The increase in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from an increase in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Harmony (includes the Masimong, Unisel and Free State Surface operations). The deferred tax rate at Freegold increased from 16.7% in fiscal 2015 to 20.0% in fiscal 2016 and Harmony increased from 12.5% in fiscal 2015 to 21.1%, both increases mainly due to higher estimated profitability. The deferred tax rate at Randfontein Estates (includes the Doornkop and Kusasalethu operations) decreased from 14.3% to 10.1%, mainly due to the lower estimated profitability of the Kusasalethu operation driven by the decrease in the life-of-mine of the operation.
Other Financial Information
Export Sales
All of our gold produced in South Africa during fiscal 2015 to 2017 was refined by Rand Refinery. Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2017. All of our gold produced in PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.
Recent Developments

See Item 4: “Information on the Company-History and Development of the Company-Recent Developments-Developments since June 30, 2017.”
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

	Fiscal year ended June 30,
	2017	2016	2015
	($ in millions)
Operating cash flows	280	312	176
Investing cash flows	(249)	(180)	(253)
Financing cash flows	(29)	(114)	15
Foreign exchange differences	8	(21)	(22)
Total cash flows	10	(3)	(84)
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity.

Net cash generated by operations decreased from US$312 million in fiscal 2016 to US$280 million in fiscal 2017. This is mainly due to the income tax paid during fiscal 2017 as a result of the increase in current tax primarily due to gains on derivatives.
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
Investing
Net cash utilized by investing activities was US$249 million in fiscal 2017, an increase from US$180 million in fiscal 2016. The increase relates to the additions to property, plant and equipment of US$286 million in fiscal 2017, compared with US$168 million in fiscal 2016. Offsetting this was the US$33 million cash received on the acquisition of full ownership of Hidden Valley.
Net cash utilized by investing activities was US$180 million in fiscal 2016, as compared with US$253 million in fiscal 2015. Additions to property, plant and equipment were US$168 million in fiscal 2016 compared with US$246 million in fiscal 2015.
Financing
Cash utilized in financing activities amounted to US$29 million in fiscal 2017, a decrease from US$114 million in fiscal 2016. Dividends of US$33 million was paid during fiscal 2017. The net of borrowings drawn (US$54 million) and borrowings repaid (US$50 million) during fiscal 2017 was US$4 million.
Financing activities utilized US$114 million in fiscal 2016, compared with US$15 million generated in fiscal 2015. In fiscal 2016, we drew down US$24 million (2015: US$80 million). Loan repayments in fiscal 2016 amounted to US$138 million (2015: US$65 million). No dividends were paid in fiscal 2015 and 2016.
Outstanding Credit Facilities and Other Borrowings
On December 22, 2014, we entered into a loan facility agreement which was jointly arranged by Nedbank Limited (Nedbank) and Barclays Bank Plc, comprising a revolving credit facility of up to US$250 million. All conditions precedent were met during February 2015 and US$205 million was drawn down to repay the syndicated revolving credit facility, resulting in a net cash outflow of US$65 million. The remaining US$45 million was drawn down during May 2015. During fiscal 2016 and 2017, US$110 million and US$30 was repaid, respectively. US$30 million was drawn down in April 2017. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. The facility is repayable on maturity during February 2018. At June 30, 2017, the remaining US$110 million on this facility is available until February 2018. See Item 4: “Information on the Company-History and Development of the Company-Recent Developments-Developments since June 30, 2017.”
On February 20, 2017, we entered into a loan facility with Nedbank, comprising a revolving credit facility of R1,000 million (US$77 million). Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. US$24 million (R300 million) was drawn down on March 24, 2017. At June 30, 2017, the remaining R700 million (US$53 million) on this facility is available until February 2020.

We need to comply with certain debt covenants for both the Nedbank facility and US dollar revolving credit facility. The debt covenant tests are as follows:

The group’s interest cover ratio shall not be less than five (EBITDA1/Total interest paid).

Tangible Net Worth[2] to total net debt ratio shall not be less than six times or eight times when dividends are paid.

Leverage[3] shall not be more than 2.5 times.

[1]	EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.

[2]	Tangible Net Worth is defined as total equity less intangible assets.

[3]	Leverage is defined as total net debt to EBITDA.
We complied with the relevant covenants during fiscal 2017.
Recently Retired Credit Facilities and Other Borrowings
On December 20, 2013, we entered into a loan facility with Nedbank, comprising a revolving credit facility of R1,300 million (US$126 million). Interest at JIBAR plus 350 basis points, was paid at the elected interest interval. The revolving credit facility was repayable after three years. The facility was extended to and matured in February 2017.
Capital Expenditures
Total budgeted capital expenditures for fiscal 2017 are US$339 million. See “Item 4 - Information On The Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2017:

$’million

Authorized and contracted for[1]	28
Authorized but not yet contracted for	60
Total	88
1     Including our share of the PNG joint operation's capital expenditure of US$2 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next three to six years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Wafi-Golpu. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see “Item 3: “Risk Factors- Harmony’s operations have limited proved and probable reserves, and exploration and discovery are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information-Exchange Controls”.

The information set forth under the headings:

•	“-Harmony in Action-Operational performance-Outlook for FY18” on page 104 to 105 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.

C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the headings:

•	“-Harmony in Action-Operational performance” on pages 100 to 143 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.

E. OFF-BALANCE SHEET ARRANGEMENTS
Contractual obligations in respect of mineral tenement leases in PNG amount to US$13 million at June 30, 2017.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2017:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2017 to June 30, 2018	12-36 Months July 1, 2018 to June 30, 2020	36-60 Months July 1, 2020 To June 30, 2022	After 60 Months Subsequent June 30, 2022
	($’million)	($’million)	($’million)	($’million)	($’million)

Bank facilities[1]	172	146	2	24	—
Non-current liabilities[2]	1	—	1	—	—
Post-retirement health care[3]	14	—	—	—	14
Environmental obligations[4]	201	—	—	—	201
Total contractual obligations	388	146	3	24	215

[1]
See Item 5: “Operating and Financial Review and Prospects-Liquidity and Capital Resources-Outstanding Credit Facilities and Other Borrowings”. The amounts include the interest payable over the terms of the facilities.

[2]	This liability relates to the Sibanye Beatrix ground swap royalty provision. See note 30 to our consolidated financial statements set forth beginning on page F-1.

[3]
This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2017.

[4]
We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial Review and Prospects-Operating Result-Critical Accounting Policies-Provision for environmental rehabilitation”.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2017:

	Amount of Commitments Expiring by Period

	Total	Less Than 12 Months July 1, 2017 to June 30, 2018	12-36 Months July 1, 2018 to June 30, 2020	36-60 Months July 1, 2020 To June 30, 2022	After 60 Months Subsequent June 30, 2022
	($’million)	($’million)	($’million)	($’million)	($’million)

Guarantees[1]	38	—	—	—	38
Capital commitments[2]	28	28	—	—	—
Total commitments expiring by period	66	28	—	—	38

1    US$37 million of these guarantees relate to our environmental and rehabilitation obligation.

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of US$88 million has been approved by the board for capital expenditures.
G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on the inside front cover is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:

•	“Board of directors” and “Executive management” on pages 21 to 26 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:

•	“-Governing Harmony-Remuneration report” on pages 172 to 191 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:

•	“-Governing Harmony-Corporate governance” on pages 153 to 172;

•	“-Governing Harmony-Remuneration report” on pages 172 to 191; and

•	“-Governing Harmony-Audit and risk committee chairman’s report” on pages 192 to 197 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:

•	“-Harmony in Action-Employees and communities” on pages 54 to 70 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the headings:

•	“-Governing Harmony-Remuneration report” on pages 172 to 191; and
of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 19, 2017, our issued share capital consisted of 440,584,488 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
Significant changes in the percentage ownership held by major shareholders in the past three years are described below under “-Related Party Transactions”.
A list of the holders that hold 5% or more of our securities as of September 30, 2017 is set forth below:

Holder	Number of shares	Percentage

Deutsche Bank Trust Company Americas [1]	222,368,997	50.60%
Private Investors (North America) [2]	69,540,621	15.78%
ARM Ltd. [3]	63,632,922	14.44%
Van Eck Global [4]	46,719,447	10.60%
Private Investors (Europe) [5]	43,846,149	9.95%
Public Investment Corporation of South Africa	25,698,608	5.83%

[1]
Deutsche Bank Trust Company Americas has acted as the depositary (“Depositary”) with respect to the ADSs evidenced by ADRs as of October 10, 2011. Holding disclosed represents outstanding ADRs on September 30, 2017.

2     Van Eck’s holding of is held in in the form of ADRs and is included in (1) above.
3     Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
4    Private Investors (North America)’s holding includes held in ADR form and is included in (1) above.
5    Private Investors (Europe's holding) includes 26,128,535 held in ADR form and is included in (1) above.

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
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18: “Financial Statements and Item 3: “Key Information-Selected Financial Data”.
Legal Proceedings
None of our properties is the subject of pending material legal proceedings. We have been involved in a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.
Silicosis (and other occupational diseases)
AngloGold Ashanti court case
On March 3, 2011, judgment was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited regarding employees' common-law claims against their employers in respect of compensatable diseases referred to in ODMWA. The judgment allows claimants, such as Mr Mankayi, to institute action against their current and former employers for damages suffered as a result of them contracting occupational diseases which result, amongst others, from their exposure to harmful quantities of dust while they were employed at a controlled mine as referred to in ODMWA. In this regard, should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis, as an example, was contracted while in the employ of Harmony and that it was contracted due to negligence on Harmony's part to provide a safe and healthy working environment. The link between the cause (negligence by Harmony in exposing a claimant to harmful quantities of dust while in its employ) and the effect (the silicosis) will be an essential part of any case.
Consolidated class action
On August 23, 2012, Harmony and certain of its subsidiaries (Harmony defendants) were served with court papers in terms of which three former employees made application to the South Gauteng High Court to certify a class action for purposes of instituting action against the Harmony defendants. In essence, the applicants want the court to declare them as suitable members to represent a class of current and former mineworkers who have contracted occupational lung diseases for purposes of instituting a class action for certain relief, and to obtain directions from the court as to what procedure to follow in pursuing the relief required against the Harmony defendants. Similar applications were also brought against various other gold mining companies for similar relief during August 2012.
On January 8, 2013, the Harmony defendants, alongside other gold mining companies operating in South Africa (collectively the respondents), were served with another application to certify another class action. In this application, two classes of persons were sought to be established representing, firstly, a class of current and former mine workers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on gold mines owned and/or controlled by the respondents, and secondly, a class of dependents of mine workers who have died as a result of silicosis (whether or not accompanied by any other disease) and who worked on gold mines owned and/or controlled by the respondents. The Harmony defendants opposed both applications.
Following receipt of the aforesaid application in 2013, the Harmony defendants were advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. On October 17, 2013, the five certification applications were consolidated by order of court.
The consolidated application was heard in October 2015. On May 13, 2016, the Gauteng Local Division of High Court, Johannesburg, ordered the certification of a class action consisting of current and former underground mineworkers who have contracted silicosis and dependents of underground mineworkers who have died of silicosis (silicosis class), and current and former underground mineworkers who have contracted pulmonary tuberculosis, and the dependents of deceased underground mineworkers who died of pulmonary tuberculosis (a tuberculosis class), which classes are to proceed as a single class action against the mining companies cited in the consolidated application. The High Court also ordered that any claimant who has a claim for general damages, and who dies before the finalization of his case, will have such general damages transmitted to the estate of the deceased claimant. The High Court did not make an order on the merits of the claimants' cases or any potential claims to be instituted by the mineworkers or their dependents.
On June 24, 2016, the High Court granted leave to appeal to the Supreme Court of Appeal against the order of transmissibility of general damages. The Harmony defendants submitted their notice of appeal in respect of the transmissibility of the general damages order to the Supreme Court of Appeal on July 25, 2016.
The mining companies, including the Harmony defendants, also requested leave to appeal from the Supreme Court of Appeal against the balance of the judgment and orders of the High Court certifying the class action in respect of the silicosis class and tuberculosis class. Leave to appeal to the Supreme Court of Appeal was granted on September 13, 2016. The

Harmony defendants submitted their notice of appeal in respect of the remainder of the order certifying a class action in respect of the silicosis class and the tuberculosis class to the Supreme Court of Appeal on September 27, 2016.
On February 28, 2017, the Harmony defendants filed their heads of argument with the Supreme Court of Appeal in respect of the above appeals. The appeals will be heard together and are set down for hearing during the week of March 19, 2018.
Individual claims
On May 3, 2013, an individual action was instituted against Harmony by a former employee. The plaintiff subsequently joined one of Harmony's subsidiaries to the action. The plaintiff is claiming R 25 million (approximately USD$1.9 million) in damages, plus interest, from Harmony, its subsidiary, and another gold mining group of companies. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. The action is being defended and Harmony is proceedings with trial preparation in the normal course. A trial date has not yet been allocated for the matter. At this stage, and in the absence of a court decision on this matter, it is not yet certain as to whether Harmony and its subsidiary will incur any costs (except legal fees) related to the above claim.
During the period September 2011 to December 2016, 12 individual actions were instituted against Harmony by former employees, or dependents of former employees, in which damages are claimed ranging from R 500 000 (USD$ 38 000) to R 5 million (USD$ 380 000) arising from the alleged contraction of silicosis, alleged exposure to blasting fumes and smoke, or the loss of support following medical incapacitation, or death, of former employees as a result of the alleged contraction of silicosis. All of these actions are being defended. Nine of these actions have been suspended pending the outcome of the appeals presently before the Supreme Court of Appeal in respect of the consolidated application for the certification of a class action referred to above.
The working group
Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye-Stillwater and Harmony (collectively the working group) announced in November 2014 that they have formed a gold mining industry working group to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Subsequently African Rainbow Minerals Limited also joined the working group. Essentially, the companies are seeking a comprehensive and sustainable solution which deals both with the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the gold mining industry. The companies have engaged all stakeholders on these matters, including government, organized labor, other mining companies and legal representatives of claimants who have filed legal suits against the companies.
The Working Group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.
Provision for silicosis settlement
As a result of the progress made by the working group and the status of negotiations with affected stakeholders, Harmony is now in a position to reasonably estimate its share of a possible settlement of the class action claims and related costs within an acceptable range. A pre-tax charge of R917 million (US$69.9 million) has been recognized in other operating expenses in the results for the year ending June 30, 2017.
The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.
See to Note 27 “Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
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
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company-History and Development of the Company-Recent Developments-Developments since June 30, 2017.”

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
As of October 19, 2017, there were 1,588 record holders of our 222,968,997 ADRs in the United States.

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Share (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2013
Full Year	85.71	33.47
Fiscal year ended June 30, 2014
First Quarter	42.47	32.74
Second Quarter	36.14	24.48
Third Quarter	40.32	27.25
Fourth Quarter	35.60	27.72
Full Year	42.47	24.48
Fiscal year ended June 30, 2015
First Quarter	35.21	24.70
Second Quarter	24.15	17.00
Third Quarter	35.50	20.47
Fourth Quarter	24.34	15.59
Full Year	35.50	15.59
Fiscal year ended June 30, 2016
First Quarter	15.85	8.63
Second Quarter	16.25	8.13
Third Quarter	62.30	15.60
Fourth Quarter	59.25	44.99
Full Year	62.30	8.13
Fiscal year ended June 30, 2017
First Quarter	66.65	45.72
Second Quarter	47.05	26.10
Third Quarter	38.80	27.66
Fourth Quarter	37.87	20.68
Full Year	66.65	20.68
July 2017	23.44	21.08
August 2017	25.84	21.90
September 2017	27.90	23.84
As of October 19, 2017	25.45	22.68
On October 19, 2017, the share price of our ordinary shares on the JSE was R22.68.

Our ADSs, evidenced by ADRs, are listed on the NYSE The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE were as follows:

	NYSE Harmony ADRs ($ per ADR)
	High	Low
Fiscal year ended June 30, 2013
Full Year	10.34	3.30
Fiscal year ended June 30, 2014
First Quarter	4.33	3.30
Second Quarter	3.67	2.36
Third Quarter	3.77	2.36
Fourth Quarter	3.34	2.52
Full Year	4.33	2.36
Fiscal year ended June 30, 2015
First Quarter	3.29	2.16
Second Quarter	2.23	1.53
Third Quarter	3.18	1.67
Fourth Quarter	2.53	1.31
Full Year	3.29	1.31
Fiscal year ended June 30, 2016
First Quarter	1.34	0.60
Second Quarter	1.03	0.53
Third Quarter	3.99	0.93
Fourth Quarter	4.17	2.92
Full Year	4.17	0.53
Fiscal year ended June 30, 2017
First Quarter	4.81	3.35
Second Quarter	3.49	1.89
Third Quarter	2.98	2.08
Fourth Quarter	2.78	1.59
Full Year	4.81	1.59
July 2017	1.81	1.59
August 2017	2.06	1.67
September 2017	2.17	1.82
As of October 19, 2017	1.92	1.69
On October 19, 2017, the closing share price of our ADRs on the NYSE was US$1.69.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The Securities Exchange in South Africa
The JSE is the one of the largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R13,657 billion (US$1,045 billion) at June 30, 2017. The mining market capitalization was R1,733 billion (US$133 billion) at June 30, 2017, 13% of the overall JSE market capitalization and constituted 32% in terms of value traded.
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
As of June 30, 2017, our issued share capital consisted of 439,957,199 ordinary shares with a par value of R0.50 each. As of October 19, 2017 our issued share capital consisted of 440,584,488 ordinary shares with a par value of R0.50 each, of the same class. Our authorised capital is 1,200,000,000 ordinary shares with a par value of R0.50 each.
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
These comments relate to exchange controls in force at June 30, 2017. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future.
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
Dividends
Dividends declared by a listed company are subject to a withholding tax of 20% and freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB to non-resident shareholders. However, this rate may be reduced depending on the applicability of a double taxation treaty.
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
E. TAXATION
Certain South African Tax Considerations
The summary set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to be tax advice. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of South Africa for tax purposes from a South African perspective. It specifically excludes the tax consequences for persons who are not residents of South Africa for tax purposes whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). Recently the Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.
Dividends
With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from 22 February 2017 (previously 15%). Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be, as a withholding agent.
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
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18% (previously 16.4%) should the individual pay tax at the marginal rate of 45% from 1 March 2017(previously 41%)). In the case of a corporate entity or trust, 80% in respect of years of assessment commencing 1 March 2016 (previously 66.6%) of such gain is included in its taxable income (effectively a rate of 22.4% (previously 18.6%) for a corporate entity and 36% (previously 32.8%) for a trust). CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
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

Capitalization Shares
Capitalization shares issued to holders of shares in lieu of cash dividends are currently not subject to Dividends Tax. However, these shares have a base cost of zero for income tax purposes.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
Certain Material United States Federal Income Tax Considerations
The following is a discussion of certain material US federal income tax consequences of acquiring, holding and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires).
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
We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we are currently or were to become a PFIC, US holders of ordinary shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.
Each prospective purchaser should consult his or her tax advisor with respect to the US federal, state, local and non-US tax consequences of acquiring, owning, or disposing of shares or ADSs.
US holders
Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion in “-Passive Foreign Investment Company Rules” below, under US federal income tax laws, if you are a US holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to US federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by certain non-corporate US holders will generally be taxed at a maximum rate of 20%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a “qualified foreign corporation”, and we believe that we are, and will continue to be, a “qualified foreign corporation” for US federal income tax purposes. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain US corporations.
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
Taxation of the Disposition of Ordinary Shares
Subject to the discussion in “-Passive Foreign Investment Company Rules” below, if you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount you receive on the sale and your adjusted tax basis in the ordinary shares, determined in U.S dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. Long-term capital gain recognized by a non-corporate US holder is generally subject to a maximum tax rate of 20%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to offset capital losses against income is subject to limitations.
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
In general, we will be a PFIC with respect to you if for any taxable year in which you held the ordinary shares:

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
Information with Respect to Foreign Financial Assets
US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in foreign entities. US holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.
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
THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR NON-US LAWS, AND PROPOSED CHANGES IN APPLICABLE LAWS.
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
This Harmony 2017 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2017. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
No material on the Harmony website forms any part of this Harmony 2017 Form 20-F.
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
In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, we account for our derivative financial instruments as hedging transactions if the following criteria are met:

•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur,

•	and in the case of a cash flow hedge, the hedging instrument is expected to be highly effective.
During fiscal 2017, we designated the Rand gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See ‘Commodity Price Sensitivity’ below.
Foreign Currency Sensitivity
In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily US dollars, Australian dollars and PNG Kina). In addition, we incur investments and liabilities in US dollars, Australian dollars and PNG Kina from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.
In fiscal 2016 however, Harmony entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand. At June 30, 2017, the nominal amount of the hedging contracts is US$422 million and is spread over a 12-month period with a weighted average cap price of US$1=R15.53 and weighted average floor price of US$1=R14.41. At June 30, 2016, the nominal amount of the hedging contracts was US$500 million, spread over a 12-month period with a weighted average cap price of US$1=R18.27 and weighted average floor price of US$1=R15.55. We did not have any currency contracts in place as at June 30, 2015.
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because gold is generally sold throughout the world in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2017, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See ‘Commodity Price Sensitivity´ below. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars, which reduces operating margins and net income from our operations. Depreciation of the Rand and other non-US currencies against the US dollar reduces these costs when they are translated into US dollars, which increases operating margins and net income from our operations. See Item 3:“Key Information-Exchange Rates” and “Key Information-Risk Factors-Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
Commodity Price Sensitivity
General
The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market prices of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: “Key Information-Risk Factors-The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, during fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. The limits set by the Board are for 20% of the Group’s total production from gold and 25% from silver over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
Harmony has designated the Rand gold forward sale contracts as cash flow hedging instruments and applied hedge accounting to these transactions as we believe they are effective hedges. The effective unrealized portion of the gains and losses before maturity are recorded in other comprehensive income. The realized gains and losses of the matured contracts are recorded in revenue. The US$ gold forward sale contracts and the silver zero cost collars have not been designated as hedging instruments and the gains and losses from these transactions are recorded in profit or loss. Commodity Sales Agreements
At June 30, 2017, the open Rand gold forward sale contracts amounted to 324,000 ounces spread over 24 months at an average of R693 437/kg. The open US$ gold forward contracts amounted to 64,000 ounces spread over 18 months at an average of US$1 276/oz. The open US$ silver zero cost collars amounted to 970,000 ounces spread over 18 months with a weighted average floor of US$17.10/oz and a weighted average cap of US$18.10/oz.
We did not have any forward commodity sales agreements in place during fiscal 2016 and 2015.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
Sensitivity analysis-borrowings
A change of 100 basis points in interest rates on borrowings at June 30, 2017, 2016 and 2015 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2017	2016	2015
	($ in millions)
Increase in 100 basis points	(2)	(2)	(3)
Decrease in 100 basis points	2	2	3
Sensitivity analysis - financial assets
A change of 100 basis points in interest rates on financial assets at June 30, 2017, 2016 and 2015 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2017	2016	2015
	($ in millions)
Increase in 100 basis points	2	2	3
Decrease in 100 basis points	(2)	(2)	(3)
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
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below.
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
During the fiscal year ended June 30, 2017, Harmony received net direct and indirect payments of approximately $0.725 million from the Depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2017, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2017.
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2017, and has concluded that such internal control over financial reporting was effective based upon those criteria.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2017.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2017 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2017 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:

•	“-Governing Harmony-Corporate governance-Code of conduct” on pages 162 to 163 of the Integrated Annual Report for the 20-F 2017 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2016	US$	1.477 million
Fiscal year ended June 30, 2017	US$	1.690 million

B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2016	US$	0.001 million
Fiscal year ended June 30, 2017	US$	0.001million
Fees related to interim reviews.

C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2016	US$	0.039 million
Fiscal year ended June 30, 2017	US$	0.041 million

Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:

Fiscal year ended June 30, 2016	US$	0.073 million
Fiscal year ended June 30, 2017	US$	0.036 million

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
US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be nonexecutive directors, the majority of whom must be independent. Harmony has a Nomination Committee comprised of five non-executive board members. The lead independent non-executive director serves as chairman of the Nomination Committee. For US domestic companies, the chairperson of this committee is required to be the chairperson of the board of directors. The current chairman of our board of directors, Patrice Motsepe, is chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2017.
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
Proved reserves: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (11) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
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

PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2017 Form 20-F:

•	Index to Financial Statements;

•	Report of Independent Registered Public Accounting Firm; and

•	Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1
Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex11.htm

2.1	Notice to shareholders dated October 26, 2017 in respect of the annual general meeting to be held on November 23, 2017
2.2
Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) https://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) https://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009) https://www.sec.gov/Archives/edgar/data/1023514/000095012309053204/u07679exv4w25.htm

4.2
Subscription, Sale and Shareholders’ Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex423.htm

4.3
First Addendum to the Subscription, Sale and Shareholders’ Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex424.htm

4.4
Second Addendum to the Subscription, Sale and Shareholders’ Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex425.htm

4.5
Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex427.htm

4.6
Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex428.htm

4.7
Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex429.htm

4.8
Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex430.htm

4.9
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex431.htm

4.10
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex432.htm

4.11
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex433.htm

4.12
Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex434.htm

4.13
Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex435.htm

4.14
Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex436.htm

4.14
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex437.htm

4.15
Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex438.htm

4.16
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex439.htm

4.16
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex440.htm

4.17
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex441.htm

4.18
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex442.htm

4.18
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex443.htm

4.19
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex444.htm

4.20
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex445.htm

4.21
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex446.htm

4.22
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex447.htm

4.23
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex448.htm

4.24
Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex449.htm

4.25
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex450.htm

26
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex451.htm

4.27
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) https://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex452.htm

4.28
First Addendum to the Exchange and Sale of Mining Right Portions Agreement dated April 16, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) https://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex453.htm

4.29
Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)
https://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex454.htm

4.30
Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company Limited and Riana Bisschoff, dated March 14, 2014 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) https://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex455.htm

4.31
Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) https://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_63.htm

4.32
Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) https://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_64.htm

4.33
Second Amendment and Restatement Agreement amongst Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower), African Rainbow Minerals Limited (as Guarantor) and Harmony Gold Mining Company Limited (as Guarantor), dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) https://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_67.htm

4.34
Subordination Agreement between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) https://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_68.htm

4.35
Share Purchase Agreement between Harmony Gold (PNG Services) Proprietary Limited and Harmony Gold Mining Company Limited and Newcrest International Proprietary Limited and Newcrest Mining Limited, dated September 18, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) https://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_69.htm

4.36
The amendment and restatement agreement dated 30 June 2016 entered into amongst the Finance Parties (as defined in the Amended and Restated USD Facility Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the revolving credit facility agreement of up to USD250,000,000 dated 22 December 2014 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto, Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Coordinator and Original Lender) and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent, Coordinator and Original Lender), Nedbank Limited (acting through its London Branch), HSBC Bank plc (acting through its Johannesburg Branch), JPMorgan Chase Bank, N.A., London Branch as original lenders and to which Caterpillar Financial Services Corporation has acceded, as amended and/or amended and restated from time to time, has been, or will be, further amended and restated

4.37
The third amendment and restatement agreement dated 24 January 2017 entered into amongst the Finance Parties (as defined in the Third Amended and Restated ZAR RCF Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the ZAR1,300,000,000 revolving credit facility agreement dated 20 December 2013 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender and Facility Agent), as amended and/or amended and restated from time to time, has been, or will be, further amended and restated

4.38	Harmony Gold Mining Company Limited 2006 Share Plan as amended and approved 25 November 2016.
4.39	Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2017 dated October 26, 2017 (adjusted version)
99.1	Consolidated Financial Statements 2017 dated October 26, 2017

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

††
Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2017 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2017 is not deemed to be filed as part of Harmony 2017 Form 20-F.

SIGNATURES
Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Peter Steenkamp
Peter Steenkamp
Chief Executive Officer
Date: October 26, 2017

S-1