Form 20-F
period 2018-06-30
HARMONY GOLD MINING CO LTD
filed 2018-10-25
CIK 1023514

As filed with the Securities and Exchange Commission on October 25, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2018
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
Ordinary shares, with no par value per share*
(Title of Class)
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 500,251,751 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒  NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☒  NO ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒  NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.    YES ☐  NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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
YES ☐ NO ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES ☐ NO ☐
*This requirement does not apply to the registration.

This document comprises the annual report on Form 20-F for the year ended June 30, 2018 (“Harmony 2018 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony Integrated Annual Report 2018 included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2018”) is incorporated by reference into the Harmony 2018 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2018 is not deemed to be filed as part of the Harmony 2018 Form 20-F.
Only (i) the information included in the Harmony 2018 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2018 that is expressly incorporated by reference in the Harmony 2018 Form 20-F and (iii) the exhibits to the Harmony 2018 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2018 which is not referenced in the Harmony 2018 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
Financial and other material information regarding Harmony is routinely posted on and accessible at the Harmony website, www.harmony.co.za. References in the Harmony 2018 Form 20-F and the Exhibits to the Harmony website, unless otherwise expressly stated, are not incorporated by reference into this document.

- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2018 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC’s Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information - Risk Factors - Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates and relevant commodity prices. As a result, metals produced may differ from current estimates.”
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5:“Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) assets and liabilities at the closing rate as reported by Reuters on the last business day of the period (R13.81 per US$1.00 as at June 30, 2018, R13.11 per US$1.00 as at June 30, 2017 and R14.72 per US$1.00 as at June 30, 2016), (ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions (iii) income statement items at the average rate for the year (R12.85 per US$1.00 for fiscal 2018, R13.60 per US$1.00 for fiscal 2017 and R14.50 per US$1.00 for fiscal 2016) and (iv) equity items are translated at historic rates. Capital expenditures for fiscal 2019 have been translated at an exchange rate of R13.81 per US$1.00. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3:“Key Information - Selected Financial Data - Exchange Rates”.

- ii -

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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;

•	estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;

•	estimates of future gold and other metals production and sales;

•	estimates of future cash costs;

•	estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices;

•	estimates of provision for silicosis settlement;

•	statements regarding future debt repayments;

•	estimates of future capital expenditures;

•	the success of our business strategy, development activities and other initiatives;

•	future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans;

•	estimates of reserves statements regarding future exploration results and the replacement of reserves;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;

•	changes in government regulation and the political environment, particularly tax, mining rights, environmental regulation and business ownership including any interpretation thereof ;

•	fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies;

•	the adequacy of the Group’s insurance coverage; and

•	socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.
We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

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
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and have been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2018 and 2017 and for each of the years in the three-year period ended June 30, 2018 should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2016, 2015 and 2014 and for the years ended June 30, 2015 and 2014 have been derived from our previously published consolidated financial statements, which are not included in this document.
The acquisition of Moab Khotsong was effective March 1, 2018 (see Item 5: "Operating and Financial Review and Prospects-B Liquidity and Capital Resources-Investing"). The results of the operations have been consolidated in the financial statements from the effective date.

	Fiscal year ended June 30,
	2018	2017	2016	2015	2014
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)
Income Statement Data
Revenue	1,584	1,416	1,264	1,348	1,515
(Impairment)/reversal of impairment of assets	(386)	(131)	3	(285)	(135)
Operating profit/(loss)	(335)	(81)	111	(433)	(146)
Gain on bargain purchase	—	60	—	—	—
Profit/(loss) from associates	3	(1)	—	(2)	(10)
Profit/(loss) from continuing operations before taxation	(339)	(20)	109	(436)	(145)
Taxation	18	37	(43)	62	27
Profit/(loss) from continuing operations	(321)	17	66	(374)	(118)
Profit/(loss) from discontinued operations	—	—	—	—	—
Net profit/(loss)	(321)	17	66	(374)	(118)
Basic (loss)/earnings per share from continuing operations (US cents)	(72)	4	15	(86)	(27)
Diluted earnings/(loss) per share from continuing operations (US cents)	(72)	4	15	(86)	(27)
Basic earnings/(loss) per share (US cents)	(72)	4	15	(86)	(27)
Diluted earnings/(loss) per share (US cents)	(72)	4	15	(86)	(27)
Weighted average number of shares used in the computation of basic earnings/(loss) per share	445,896,346	438,401,156	435,738,577	434,423,747	433,212,423
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	465,319,405	459,220,318	446,398,380	438,091,109	434,715,373
Dividends per share (US cents)[1]	3	8	—	—	—
Dividends per share (SA cents)[1]	35	100	—	—	—
Other Financial Data
Cash costs per ounce of gold from continuing operations ($/oz)[2]	1,018	1,000	841	1,003	988
Total cash costs per ounce of gold ($/oz)[2]	1,018	1,000	841	1,003	988
All-in sustaining costs per ounce of gold from continuing operations ($/oz)[2]	1,231	1,182	1,003	1,232	1,223
Balance Sheet Data
Assets
Property, plant and equipment	2,245	2,292	2,033	2,430	3,116
Total assets	2,862	2,966	2,515	2,972	3,852
Net assets	1,835	2,234	1,914	2,200	2,925
Equity and liabilities
Share capital	4,115	4,036	4,036	4,035	4,035
Total equity	1,835	2,234	1,914	2,200	2,925
Borrowings (current and non-current)	407	163	159	280	270
Other liabilities	620	569	442	492	657
Total equity and liabilities	2,862	2,966	2,515	2,972	3,852

[1]	Dividends per share relates to the dividends recorded and paid during the fiscal year.

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

Exchange Rates
Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R13.81 per US$1.00 as at June 30, 2018, R13.11 per US$1.00 as at June 30, 2017 and R14.72 per US$1.00 as at June 30, 2016), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions. Income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R12.85 per US$1.00 for fiscal 2018, R13.60 per US$1.00 for fiscal 2017 and R14.50 per US$1.00 for fiscal 2016). During fiscal 2018, the Rand/dollar closing exchange rate ranged between R11.54 and R14.46 per US$1.00.
The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.
As of October 18, 2018, the exchange rate per US$1.00 was R 14.43(1).

Fiscal Year Ended June 30,	Average[2]	Period End[1]
2014	10.35	10.61
2015	11.45	12.16
2016	14.50	14.72
2017	13.60	13.11
2018	12.85	13.81

Month of	High	Low
May 2018	12.76	12.25
June 2018	13.81	12.55
July 2018	13.82	13.10
August 2018	14.10	14.70
September 2018	14.76	14.17
October 2018 (through October 18, 2018)	14.51	14.39

[1]	Based on the interbank rate as reported by Reuters.

[2]	The daily average of the closing rate during the relevant period as reported by Reuters.
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
Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and been affected by numerous factors, over which Harmony has no control, including:

•	demand for gold for industrial uses, jewelry and investment;

•	international or regional political and economic events and trends;

•	strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	monetary policies announced or implemented by central banks, including the US Federal Reserve;

•	financial market expectations on the rate of inflation;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	interest rates;

•	speculative activities;

•	gold hedging or de-hedging by gold producers;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and

•	production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2018, and is still relevant as is evidenced by the strategic risk profile of Harmony.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2008 - 2018

	Price per ounce (US$)
Calendar year	High	Low	Average
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,277
On October 18, 2018, the afternoon fixing price of gold on the London bullion market was US$1,223.00/oz.
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
Harmony Gold's inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors' confidence in the reliability of its financial statements.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Harmony has invested in resources to facilitate the documentation and assessment of its system of disclosure controls and its internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If Harmony were unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in Harmony. See Item 15: "Controls and Procedures".
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production.
As a rule, Harmony sells its gold and silver at the prevailing market price. In fiscal 2017, however, Harmony started a commodity hedging program. These contracts manage variability of cash flows for approximately 20% of the Group’s total production over a two-year period for gold and 25% for silver.
Harmony’s remaining unhedged future production may realize the benefit of any short-term increase in the commodity prices, but is not protected against decreases; if the gold or silver price should decrease significantly, Harmony’s revenues may be materially adversely affected, which could materially adversely affect Harmony’s operating results and financial condition.
Global economic conditions could adversely affect the profitability of Harmony’s operations.
Harmony’s operations and performance depend on global economic conditions. Despite signs of economic recovery in certain geographical markets, global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects. A global economic downturn may have follow-on effects on our business. These could include:

•	key suppliers or contractors becoming insolvent, resulting in a break-down in the supply chain;

•	a reduction in the availability of credit which may make it more difficult for Harmony to obtain financing for its operations and capital expenditures or make that financing more costly;

•	exposure to the liquidity and insolvency risks of Harmony’s lenders and customers; or

•	the availability of credit being reduced-this may make it more difficult for Harmony to obtain financing for its operations and capital expenditure or make financing more expensive.
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
In addition to the potentially adverse impact on the profitability of Harmony’s operations, any uncertainty on global economic conditions may also increase volatility or negatively impact the market value of Harmony’s securities. Any of these events could materially adversely affect Harmony’s business, operating results and financial condition.
A further downgrade of South Africa’s credit rating may have an adverse effect on Harmony’s ability to secure financing.
The slowing economy, rising debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings. At the beginning of fiscal 2018, two of the three international ratings agencies, Standard & Poor’s and Fitch Ratings, rated South Africa’s long-term sovereign credit rating as speculative investment grade, or junk. In November 2017, Standard & Poor's further downgraded South Africa's sovereign rating to BB with a stable outlook, due to among other things, declining consumption on a per capital basis, economic growth performance that is among the weakest of emerging market sovereigns and income inequality. In November 2017, Fitch Ratings affirmed South Africa’s sovereign credit rating of BB+ with a negative outlook. In March 2018, Moody's affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable. Further downgrading of South Africa’s credit ratings by any of these agencies may adversely affect the South African mining industry and Harmony’s business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.

Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices. As a result, metals produced in future may differ from current estimates.
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
Harmony’s operations have limited proved and probable reserves. Exploration for additional reserves is speculative in nature, may be unsuccessful and involves many risks.
Harmony’s operations have limited proved and probable reserves, and exploration and discovery are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves risks including those related to:

•	locating orebodies;

•	geological nature of the orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.
Harmony’s exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in proved and probable reserves. To access additional reserves, Harmony will need to complete development projects successfully, including extensions to existing mines and, possibly, new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. Harmony typically uses feasibility studies to determine whether to undertake significant development projects. These studies often require substantial expenditure. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

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
The risk of unforeseen difficulties, delays or costs in implementing Harmony’s business strategy and projects may lead to Harmony not delivering the anticipated benefits of our strategy and projects. In addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects.
The successful implementation of Harmony’s business strategy and projects depends upon many factors, including those outside our control. For example, the successful management of costs will depend on prevailing market prices for input costs. The ability to grow our business will depend on the successful implementation of the our existing and proposed projects and continued exploration success, as well as on the availability of attractive acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.
It can take a number of years from the initial feasibility study until development of a project is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of inherent uncertainties in developing and constructing an extension to an existing mine or a new mine, including:

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
All of these factors, and others, could result in our actual cash costs, capital expenditures, production and economic returns differing materially from those anticipated by feasibility studies.
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
Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in the Independent State of Papua New Guinea (“PNG”) and the Kalgold open pit operation in South Africa. During fiscal 2016, the bulk of our exploration expenditure was allocated to activities in PNG. During fiscal 2017, an exploration program in South Africa was also started in addition to the projects in PNG. In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2017 Harmony agreed to acquire AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure (the "Moab Acquisition"). See below under "--We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations. We may not have full management control over future joint venture partners.". However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.
Risks associated with pumping water inflows from closed mines adjacent to our operations could adversely affect Harmony’s operational results.
Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which could adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
With the recent Moab Acquistion, Harmony inherited a two-thirds interest in the Margaret Water Company for all pumping and water related infrastructure at its Margaret Water Shaft. The shaft operates for the purpose of de-watering the KOSH basin groundwater in order for Moab Khotsong operations and the mine operated by Heaven-Sent (the only other mining company continuing operating) to remain dry and to prevent flooding of operational areas. Therefore it remains imperative for the shaft to continue pumping water. Flooding in the future resulting from a failure in pumping and water related infrastructure could pose an unpredicted "force majeure" type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition.
Infrastructure constraints and aging infrastructure could adversely affect Harmony’s operations
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the Company’s business operations and affect capital and operating costs. The infrastructure and services are often provided by third parties whose operational activities are outside the control of the Company.
Interference to the maintenance or provision of infrastructure, including by extreme weather conditions, sabotage or social unrest, could impede our ability to deliver products on time and adversely affect our business, results of operations and financial condition.
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
In South Africa, each of our mining operations depends on electrical power generated by the South African state utility, Eskom Limited ("Eskom"), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions. There is uncertainty as to whether Eskom will be able to meet demand for power supply in the future. In June 2016, Eskom made an assurance that it had adequate capacity to supply projected national electricity demands for the next six years. Such statements have, however, historically proven to be unreliable and accordingly there is a lack of confidence in Eskom’s assurance of supply.
As a result of the planned capital expansion program of Eskom to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy Regulator of South Africa (“NERSA”). The first increase was implemented on April 1, 2013. On March, 1, 2016, NERSA granted Eskom a tariff increase of 9.4% in respect of the average tariff for standard tariff customers for the 2016/2017 financial year. On August 16, 2016, however, the Gauteng Division, Pretoria, of the High Court set aside NERSA's decision to grant Eskom the tariff increase of 9.4% for the 2016/2017 financial year on the grounds that NERSA's multi-year price determination methodology had not been properly applied. A lower increase of 2.2% was approved in February 2017, effective April 1, 2017. Although Eskom applied for a 19.9% increase for the 2018/19 fiscal year, on December 18, 2017, NERSA granted Eskom an increase of only 5.23%, stating that Eskom needed to change its operating model and reduce costs. Should Harmony experience further power tariff increases, its business, operating results and financial condition may be adversely impacted. Nersa approved the liquidation of Eskom’s Regulatory Clearing Account balances of R32.69 billion will be recoverable from the standard tariff customers, local Special Pricing Agreements (SPAs) and international customers. This could increase electricity prices by an additional 4.4% per year for the next 4 years. The cost of electricity may rise by double digits in the next four years - burden on the economics and viability of some of the marginal operations in Harmony.
In addition to supply constraints, labor unrest in South Africa has before, and may in future, disrupt the supply of coal to power stations operated by Eskom and result in curtailed supply. For example, in August 2016, Eskom failed to reach a wage agreement with the National Union of Mines ("NUM"), which led to a two-day strike. Despite the fact that Eskom has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, Eskom has warned that power constraints will continue. In November 2015, a draft Carbon Tax Bill was published for public consultation. At the time of its publication, it was believed to take effect by January 2017, however this time line has since been moved to January 2019. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the company. Energy is a significant input to our mining and processing operations, with our principal energy sources being electricity and it is likely that the proposed carbon tax will affect our operations. In order both to facilitate the carbon tax legal regime and to provide for greater regulation of greenhouse gas (“GHG”) emissions outside of the carbon tax, the Department of Environmental Affairs has initiated the implementation of a mandatory GHG reporting system, for certain identified data providers. In addition, the Department of Environmental Affairs has published the Climate Change Bill, dated June 8, 2018 for public consultation in response to the international commitments made under the 2016 Paris Agreement on Climate Change (the "Paris Agreement"). It aims to address climate change in the long–term by aiming for a climate resilient and low carbon economy in South Africa. Harmony remains concerned with the lack of synergy between the Carbon Tax Bill and Climate Change Bill. These or future measures could require Harmony to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company’s operations. Harmony also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.
PNG has limited power generation and distribution capacity, supplied by the state utility, PNG Power. This capacity is increasing but it is subject to disruptions in electrical power supply. Currently, Harmony mines and projects still partially or entirely rely on our own diesel-generated power. The cost of this power will fluctuate with changes in the oil price. Disruptions in electrical power supply or substantial increases in the cost of oil could have a material adverse effect on our business, operating results and financial condition.
Also, see Item 5:“Operating and Financial Review and Prospects-Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2018-Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87.

We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations. We may not have full management control over future joint venture partners.
In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2017 Harmony acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition.
Acquiring new gold mining operations involves a number of risks including:

•	our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	the changing regulatory environment as it relates to the Mining Charter (as defined below) and the general policy uncertainty in South Africa;

•	difficulties in maintaining our financial and strategic focus while integrating the acquired business;

•	problems in implementing uniform quality, standards, controls, procedures and policies;

•	management capacity, and skills to supplement that capacity, to integrate new assets and operations;

•	increasing pressures on existing management to oversee an expanding company; and

•	to the extent we acquire mining operations outside South Africa, Australia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.
Any such acquisition or joint venture may change the scale of our business and operations and may expose us to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. Our ability to make successful acquisitions and any difficulties or time delays in achieving successful integration of any of such acquisitions could have a material adverse effect on our business, operating results and financial condition.
In addition, to the extent that Harmony participates in the development of a project through a joint venture or other multi-party commercial structure, there could be disagreements, legal or otherwise or divergent interests or goals among the parties, which could jeopardize the success of the project, particularly if Harmony does not have full management control over the joint venture. There can be no assurance that any joint venture will achieve the results intended and, as such, any joint venture could have a material adverse effect on our revenues, cash and other operating costs. See Item 5. "Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources -- Investing."
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
As at June 30, 2018, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2018. If management is required to recognize further impairment charges, this could affect Harmony’s results of operations and financial condition. See Item 5: “Operating and Financial Review and Prospects-Critical Accounting Estimates-Impairment of Property, Plant and Equipment” and “-Carrying Value of Goodwill.”
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
The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);

•	processing plant fire and explosion;

•	critical equipment failures;

•	accidents and fatalities; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls or slope failures;

•	processing plant fire and explosion;

•	accidents associated with operating large open-pit and rock transportation equipment;

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations; and

•	major equipment failures.
Hazards associated with construction and operation of waste rock dumps and tailings storage facilities include:

•	accidents associated with operating a waste dump and rock transportation;

•	production disruptions caused by natural phenomena, such as floods and droughts and weather conditions, potentially exacerbated by climate change;

•	wall or slope failures; and

•	contamination of ground or surface water.
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
The environmental and industrial risks identified above also present safety risks for Harmony’s operations and our employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony’s results of operations and financial condition. See Item 4: “Information on the Company-Business Overview-Regulation-Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2018 - Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50.
Illegal mining, or criminal mining, as well as theft of gold and copper bearing material at our operations could pose a threat to the safety of employees, result in damage to property and could expose the Company to liability.
Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism could lead to disruptions at certain of Harmony’s operations.
The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to Harmony’s properties, including by way of pollution, underground fires, operational disruption, project delays or personal injury or death, for which Harmony could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.
Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on Harmony’s financial condition on results of its operations.
Harmony’s insurance coverage may prove inadequate to satisfy future claims against it.
Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. Harmony may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, Harmony’s insurance coverage may not cover the claims against it, including for environmental or industrial accidents or pollution, which could have a material adverse effect on Harmony’s financial condition.
Harmony’s operations may be negatively impacted by inflation.
Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2016, 2017 and fiscal 2018, inflation was 6.3%, 5.1% and 4.6%, respectively. However, working costs, in particular electricity costs and wages have increased at a rate higher than inflation in recent years, resulting in significant cost pressures for the mining industry. See "Operating and Financial Review and Prospects - Operating Results - Electricity in South Africa - Tariffs" [cross reference to be confirmed]. Should Harmony experience further electricity or wage increases, its business, operating results and financial condition may be adversely impacted.
The inflation rate in PNG ended fiscal 2016 at 6.4% and 2017 at 6.6%, while the annualized inflation stood at 6% at the end of fiscal 2018.
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
In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The legislation being reviewed includes the PNG Mining Act 1992, PNG Mining (Safety) Act 1977 and PNG Income Tax Act 1959, and applicable regulations. Mineral Policy and mining-specific sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy, and the PNG government's right to acquire an interest in a mine discovery, the percentage extent of such right and the consideration payable for it, are also being reviewed. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants regarding the review of current legislation and policy and engaging with the PNG government as part of the response to the governments mining legislation review.
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
Actual and potential shortages of production inputs and supply chain disruptions may affect Harmony’s operations and profits.
Harmony’s operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls.
These shortages and delayed deliveries may also be experienced where industrial action affects Harmony’s suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with natural disasters such as earthquakes, climate change, extreme weather conditions, governmental controls, industrial action and other factors. A sustained interruption to the supply of any of these consumables would require Harmony to find acceptable substitute suppliers and could require it to pay higher prices for such materials. A sustained interruption might also adversely affect Harmony’s ability to pursue its development projects. Any significant increase in the prices of these consumables would increase operating costs and adversely affect profitability, which could adversely affect our results of operations and our financial condition.
Harmony’s ability to service its debt will depend on its future financial performance and other factors.
Harmony’s ability to service its debt depends on its financial performance, which in turn will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the Company. Various financial and other factors may result in an increase in Harmony’s indebtedness, which could adversely affect the Company in several respects, including:

•	limiting its ability to access the capital markets;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•
limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses, making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments.
The occurrence of any of these events could adversely affect our results of operations and our financial condition.
Harmony’s ability to service its debt also depends on the amount of its indebtedness. In order to conclude the Moab Acquisition, Harmony increased its indebtedness. Harmony entered into a US$350 million three-year syndicated term and revolving facility in July 2017, of which US$325 million was drawn down and outstanding as of June 30, 2018. US$100 million of this amount was used to finance the Moab Acquisition. Harmony also entered into a US$200 million one-year syndicated bridge facility in October 2017, of which US$50 million was drawn down and outstanding as at the end of fiscal 2018, all of which was used to finance the Moab Acquisition. See Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings.
In the near-term, Harmony expects to manage its liquidity needs from cash generated by its operations, cash on hand, committed and underutilized facilities, as well as additional funding opportunities. However, if Harmony’s cost of debt were to increase or if it were to encounter difficulties in obtaining financing in the future, its sources of funding may not match its financing needs, which could have a material adverse effect on its business, operating results and financial condition.
Mining companies face strong competition.
The mining industry is competitive in all of its phases. Harmony competes with other mining companies and individual for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than Harmony. Competition may increase Harmony’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition.
We also compete with mining and other companies for key human resources.
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient historically disadvantage South African ("HDSA") representation in management positions, may materially impact on Harmony's ability to achieve their objectives.
Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with HDSA's, women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be adversely affected. See Item 4: “Information on the Company-Business Overview-Regulation-Labor Relations” and “Integrated Annual Report for the 20-F 2018 - Ensuring employee well-being - maintaining stability in our workforce-employee engagement” on pages 51 to 58.
Since Harmony’s labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results.
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In October 2015, Harmony concluded a three year wage agreement with unions representing the majority of the Company’s employees. This agreement was extended to all employees irrespective of union affiliation. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company-Business Overview-Regulation-Labor Relations”, “Integrated Annual Report for the 20-F 2018-Ensuring employee well-being - maintaining stability in our workforce-employee engagement” on pages 51 to 58. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2018 - Operating context-Stakeholder engagement and material issues” on pages 22 to 27.
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
In the event that Harmony experiences industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on our business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, mining conditions can deteriorate during extended periods without production, such as during and after strikes; lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to us in terms of productivity and costs.
The prevalence of HIV/AIDS, and other contagious diseases in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. Compounding this are concomitant infections, such as tuberculosis, that can accompany HIV illness and cause additional health care-related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our results of operations and financial condition. See “Integrated Annual Report for the 20-F 2018 - Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50.
The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial.
Harmony’s operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa, the present Mine Health and Safety Act 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Mining Act 1992, PNG Mining (Safety) Act 1977, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.
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
In addition, on May 13, 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa, including Harmony. The action consists of two classes: the silicosis class and the tuberculosis “TB” class. Each class also includes dependents whose parents died after contracting silicosis and/or TB while working at the mines. While issues, such as negligence and causation, need to be proved by the claimant on a case- by-case basis, such a ruling could expose Harmony to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the class May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled on May 3, 2018. The terms of the settlement agreement are confidential. The settlement agreement must be made an order of court before it can be given effect to. Such an application to court will be brought within the near future. See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings” and “Integrated Annual Report for the 20-F 2018-Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50 for further information. See note 27 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
The Occupational Lung Disease Working Group ("Working Group"), was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of ARM Limited, Anglo American SA, AngloGold Ashanti Limited, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labor and the claimants’ legal representatives.
As at June 30, 2018, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since December 31, 2016, Harmony provided an amount of US$70 million in the statement of financial position for its share of the estimated cost in relation to the Working Group of a settlement of the class action claims and related costs. At June 30, 2018 the provision decreased by US$3 million as a result of changes in estimates, time value of money and the translation of Rand to US dollars. Harmony believes that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs.
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
Harmony is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Harmony’s operations and profits.
In recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Harmony's business, operating results and financial condition.

In December 2017, during its national conference, the African National Congress ("ANC") resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee ("CRC"), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. The CRC had a deadline of August 30, 2018 to report their findings to the National Assembly. At this stage, it is not clear what recommendations the CRC may make. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the National Council of Provinces ("NCOP") and signed by the President, among others.
While the South African government has stated that it does not intend to nationalize mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a program of nationalization. For instance, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Harmony, any of which could have a material adverse effect on our business, operating results and financial condition.
The former President, Jacob Zuma, appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called "gold formula" for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In December 2016, following a period of public comment, the committee issued its second and final report to the Minister of Finance, which largely reaffirmed the committee's initial recommendations. The final reports were published in November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Such legislation could, however, have a material adverse effect on our results of operations.
Laws governing mineral rights affect our business and could impose significant costs and burdens. Mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in its obligations in respect of such mining rights.
Our operations in South Africa and PNG are subject to legislation regulating mineral rights. Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may therefore have an impact on Harmony’s ability to develop or operate its mining interests.
In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) (“MPRDA”). See Item 4: “Information on the Company -Business Overview-Regulation-Mineral Rights - South Africa - MPRDA” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on May 1, 2004 and sought to transfer ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities to HSDAs who wish to participate in the South African mining industry and advance socio-economic development. We currently continue to comply with the requirements of the MPRDA. Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition and could result in the cancellation or suspension of our mining rights.
On June 21, 2013, the Minister introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”) into Parliament. The South African Department of Mineral Resources (“DMR”) briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the NCOP on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly has referred the MPRDA Bill to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given the issues with the MPRDA Bill, his recommendation would be to withdraw it entirely. Cabinet has subsequently supported its withdrawal but Parliament has yet to formally withdraw it.

There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill not be withdrawn and if it is made law. Among other things, the MPRDA Bill provides that applicants will no longer be able to rely on the 'first come, first served' principle when submitting an application for a right, it seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister broad discretionary powers to prescribe the levels of minerals required to be offered to domestic beneficiators for beneficiation. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.
On September 27, 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Mining Charter III"), on which date it also become effective. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") and the "amended" Charter gazetted in September 2010 (the "Amended Charter"). Mining Charter III imposes new obligations and increased participation by Historically Disadvantaged South Africans ("HDSAs") in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements.
While the HDSA ownership requirement in relation to existing mining rights has not increased (provided that Harmony met the 26 percent requirement under the Amended Charter), Harmony may be required to comply with new HDSA ownership requirements in relation to any renewals, consolidations and transfers of its existing rights and any applications for new mining rights. The increased HDSA requirements in relation to employment equity, procurement of goods and services and enterprise and supplier development may result in additional costs being incurred by Harmony, which could have a material adverse effect on our results of operations and financial condition.
Mining Charter III has only recently been published and many of its provisions are vague and untested. Furthermore, the Minister must still publish guidelines in relation to the implementation of its provisions. See Item 4: "Information on the Company - Business Overview -Regulation - Mineral Rights - South Africa - The Mining Charter".
Should Harmony breach its obligations in complying with the MPRDA or Mining Charter III, its existing mining rights in South Africa could be suspended or canceled by the Minister in accordance with the provisions of the MPRDA. It may also influence the Company’s ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on the results of operations as well as the Company’s financial condition.
In PNG, we are governed by the PNG Mining Act of 1992. Minerals in PNG are owned by the PNG government. PNG initially awards exploration licenses, but retains a right under the conditions of each exploration license, at any time prior to the commencement of mining, to acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. The PNG government administers mining tenements through the offices of the PNG Mineral Resources Authority. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement. Mining companies must pay royalties to the PNG government based on production (currently 2%).
The PNG permitting process for new mining operations can be very time consuming (approximately 18 to 24 months), and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted.
The PNG government has commissioned a review of the mining regime, including the PNG government's right to acquire an interest in a mine discovery, the percentage extent of such right and the consideration payable for it. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants and engaging with the PNG government as part of the industry’s response to the review proposals.
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
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other health and safety legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In addition, in some of the jurisdictions in which Harmony operates, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents. Certain of our operations have been temporarily suspended for safety reasons in the past. Such shutdowns or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition.
Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards, which could also have a material adverse effect on our business, operating results and financial condition.
In PNG, the safety of employees and contractors at Harmony’s mining operations is regulated by the PNG Mining (Safety) Act 1977 and the Regulations issued thereunder. In terms of section 6(1)(e)(i) of the Act, the inspector has the power to order the cessation of any part of the operations for such (unlimited) time as he or she considers may be necessary to satisfy the safety provisions of the Act. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during the cessation.
We are subject to extensive environmental regulations.
As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.
In South Africa, the MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any latent significant environmental impacts manifesting post-closure, notwithstanding the issuance of a closure certificate is issued by the DMR. This liability will continue until the appropriate authorities have (i) certified that the Company has complied with such provisions or (ii) authorized the transfer of liability to a competent party.
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
The South African government has reviewed requirements imposed on mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than previous laws in South Africa. Examples of such legislation include the MPRDA, the National Nuclear Regulator Act 1999, the National Water Act 1998 ("NWA") and the National Environmental Management Act 1998 (“NEMA”), which include stringent ‘polluter pays’ provisions. The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities. The "financial provision" regulations under NEMA, which were originally published in November 2015, have subsequently been updated with a new set of draft regulations published in November 2017 for public comment ("2017 draft regulations"). These regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. Under the 2017 draft regulations, Harmony estimates that it may be subject to an increase in the financial provision set aside for mine rehabilitation anywhere between 18% – 43%. Harmony believes that it will realize an additional liability of $1.37 million for the final closure solution to close the KOSH basin safely and sustainably. Existing mines are also required to comply with the financial provision requirement, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, the long–stop date of which currently expires on February 20, 2019, after negotiations with the regulator, the implementation date has been deferred to February, 2020.
Harmony’s PNG operations are subject to the PNG Environment Act 2000, which governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the PNG Conservation and Environment Protection Authority where, for large projects, it may be forwarded to the PNG Environment Council for review. Public consultation is an integral part of this review.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause Harmony to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2018-Managing our Social and Environmental Impacts-Environmental management and stewardship” on pages 68 to 87 for further discussion on the applicable legislation and our policies on environmental matters.
We face public scrutiny and are under pressure to demonstrate that we pursue sustainable development that benefits the communities and countries in which they operate.
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
At our PNG operations, we are required under the PNG Mining Act of 1992 to pay landowners regulated levels of compensation for any adverse impact the mining operation may have. In addition, under a negotiated memorandum of agreement, the government of PNG distributes to landowner groups an agreed share of the royalties paid to the PNG government in respect of our mining operation.
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
GHGs are emitted directly by Harmony’s operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony’s operations. There are currently a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Paris Agreement in various phases of discussion or implementation.
As of October 5, 2016, enough contracting parties to the Paris Agreement ratified the agreement for it to take legal effect. South Africa ratified the Paris Agreement on April 22, 2016. PNG ratified the Paris Agreement on September 21, 2016.
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
In November 2015, the draft Carbon Tax Bill was published for public consultation - the draft bill anticipated that the carbon tax will be implemented on January 1, 2017. At the time of its publication, it was believed the draft Carbon Tax Bill would take effect by January 2017, however this timeline has since been moved to January 2019. In addition, the Department of Environmental Affairs published the Climate Change Bill, dated June 8, 2018, for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa. At this time it is not possible to determine the ultimate impact of the proposed carbon tax on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. As the draft bill stands, carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on Harmony’s operational expenses.
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
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of Harmony’s cash costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - R0.035 per kilowatt hour for electricity generated by fossil fuels. In the 2015 budget speech the Minister of Finance proposed an increase in the electricity levy by an additional R0.02 per kilowatt hour. There has not been any further proposal since. The implementation of the proposed increase in the electricity levy is still to be determined. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.
In addition, Harmony’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events.

Events or conditions such as flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on our results of operations and financial condition.
See “Integrated Annual Report for the 20-F 2018 -Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87 for disclosure regarding our GHG emissions.
Our operations in South Africa are subject to water use licenses, which could impose significant costs.
Under South African law, Harmony’s local operations are subject to water use licenses that govern each operation’s water use. These licenses require, among other things, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. Our South African operations are lawful users with existing water permits in terms of the Water Act of 1954 with some having been issued new order water use licenses. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the NWA. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process. A few operations have been issued with draft licenses for review and iteration. Kusasalethu and Kalgold received their water use licenses, subject to certain onerous conditions, which we have applied to be amended and are hopeful will be amended in our favor. For the remaining licenses we anticipate that the conditions of the licenses may require Harmony to consider and implement alternate water management measures that may have a significant cost implication for our business. We intend to work collaboratively with the regional departments to reach an amicable outcome that is in the best interest of the licensee and the national water resource, as any failure on Harmony’s part to achieve or maintain compliance with the requirements of these licenses for any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licenses. Any of these could have a material effect on our business, operating results and financial condition.
There is a possibility of the South African National Treasury and Department of Water and Sanitation instituting an environmental levy for the management of acid mine drainage (“AMD”) in future. AMD is a common occurrence on the gold mines of the Witwatersrand Basin. AMD is caused by the exposure of sulfide-rich ore to oxygen and water during the processes of mining, crushing, mineral recovery, and storage of the various waste streams. Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of AMD at any of Harmony’s mines could affect its ability to comply with its water use license requirements.
See “Integrated Annual Report for the 20-F 2018 -Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate.
Due to the interconnected nature of mining operations at Doornkop and Kusasalethu, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMR and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for the Company, which could be material and have an adverse impact on Harmony’s financial condition. The "financial provision" regulations under NEMA published in November 2015 and the 2017 draft regulations are also likely to affect the amount of financial provision which is set aside for rehabilitation of the mine. These regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. No provision for any potential liability has been made in the financial statements. If substantial costs are required to be incurred, this could have a material adverse effect on our results of operations and financial condition.
See “Integrated Annual Report for the 20-F 2018 -Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87.
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
Harmony is subject to the risk of litigation, the causes and costs of which are not always known.
Harmony is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.
In the event of a dispute, Harmony may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on Harmony's financial performance, cash flow and results of operations.
Harmony is subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. Settlement negotiations in the silicosis class action claims have reached an advanced stage and a provision for silicosis has been made. A provision of US$70 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. During fiscal 2018 the provision decreased by US$3 million as a result of changes in estimates, time value of money and the translation from Rand to US dollars. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on Harmony’s financial position. For further information, see Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings" and "Integrated Annual Report for the 20-F 2018-Ensuring employee safety and well-being-maintaining stability in our workplace-Safety and health" on pages 34 to 50 for further information. See note 27"Provision for silicosis settlement" to our consolidated financial statements set forth beginning on page F-1.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other occupational health diseases will be filed against Harmony in the future. Harmony will defend all and any subsequent claims as filed on their merits. Should Harmony be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material.
Should Harmony be unable to resolve disputes favorably or to enforce its rights, this may have a material adverse impact on our financial performance, cash flow and results of operations.
Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities (national and international).
Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cyber-attacks and disruptive technologies. The information security management system (“ISMS”) protecting Harmony’s IT infrastructure and network may not prevent future malicious action, including denial-of-service attacks, or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Harmony’s data practices. Complying with these various laws is difficult and could cause the company to incur substantial costs or require it to change its business practices in a manner adverse to its business For example, on May 25, 2018 the General Data Protection Regulation ("GDPR") came into force. The GDPR is an EU-wide framework for the protection of personal data of EU based individuals. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to Euro 20 million.
Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside the United States. Substantially all of the assets of these persons and substantially all our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which may be enforced by South African courts provided that:

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
In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15: “Controls and Procedures” for management’s assessment as of June 30, 2018. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.
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
Compliance with "conflict minerals" and "responsible" legislation and standards could result in significant costs.
Stringent standards relating to "conflict minerals" and "responsible" gold that include the US Dodd-Frank Act of 2010, the European proposal for self-certification for importers of gold, the Organization for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the World Gold Council Conflict Free Gold Standard and the London Bullion Market Association Responsible Gold Guidance have been introduced.
Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges), and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to "scrap"or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a "conflict mineral" may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on our results of operations and financial condition.
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
US securities laws do not require Harmony to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable US company.
Harmony is subject to the periodic reporting requirements of the SEC and the NYSE that apply to "foreign private issuers". The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Investors may receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of the Company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in Harmony.
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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:

•	“-About this report” on pages 4;

•	“-Corporate profile” on pages 5;

•	“-Creating value-our business model” on page 8;

•	“-Our strategy” on page 11;

•	“-Operating context-Our business context” on page 18;

•	“-Delivering profitable ounces in line with business objectives-Operating performance” on pages 88 to 126; and

•	“-Delivering profitable ounces in line with business objectives-Projects and exploration” on pages 127 to 130;
of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference. Also see note 19 “Investments in Associates” and note 20 “Investments in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2018 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
Recent Developments
Developments since June 30, 2018
Since the end of fiscal 2018, the following significant events have occurred:

•
In addition to the placing of 55,055,050 new ordinary shares on June 6, 2018, raising US$83million, which we used to pay down a portion of the US$200 million syndicated bridge facility raised for the Moab Acquisition, Harmony completed a placing (the "ARM Placing") of 11,032,623 new ordinary shares to ARM Limited in July 2018, raising approximately US$16 million, which it used to pay down a portion of the US$200 million syndicated bridge facility. See Item 5: "Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Financing" and "- Outstanding Credit Facilities and Other Borrowings."

•
On 4 October 2018, Harmony reached a mutually acceptable settlement with the Financial Sector Conduct Authority of South Africa. The dispute related to incorrect financial results reported for the March 2007 quarter. Harmony informed shareholders and the authorities of the error in August 2007. Subsequently Harmony reviewed all financial accounting procedures and systems to ensure that a similar error would not occur. Following various discussions with the authorities, an administrative penalty of R30 million (US$2.2 million) was imposed and paid by Harmony.

B. BUSINESS OVERVIEW
The information set forth under the headings:

•	“-About this report” on pages 5;

•	"-Creating value-our business model" on page 8;

•	"-Our strategy" on page 11;

•	-"Operating context-Our business context" on page 18;

•	"-Operating context-Stakeholder engagement and material issues" on page 22;

•	“-Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50;

•	“-Ensuring employee well-being - maintaining stability in our workforce-Employee engagement” on pages 51 to 58;

•	“-Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87;

•	“-Delivering profitable ounces in line with business objective-Operating performance” on pages 88 to 126; and

•	“-Delivering profitable ounces in line with business objectives-Exploration and project” on pages 127 to 130;
of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2018 amounted to US$356 million, compared with US$286 million in fiscal 2017 and US$164 million in fiscal 2016. During fiscal 2018, capital at PNG accounted for 50% of the total, with Tshepong operations accounting for 27%, Target 1 and Kusasalethu each accounting for 8% whilst Doornkop and Joel each accounting for 7% of the total. During fiscal 2017, capital expenditure at PNG accounted for 40% of the total, with Tshepong accounting for 10%, Phakisa and Target 1 each accounting for 8% and Kusasalethu accounting for 7% of the total.
Capital expenditures for previous years excluded capitalized deferred stripping, for fiscal 2017 this was changed and is now included in capital. Deferred stripping cost for fiscal 2016 amounted to US$3 million.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2018, the capital expenditure was funded from the Company’s cash generated by operation. See Item 5: “Operating and Financial Review and Prospects-Liquidity and Capital Resources”.
We have budgeted approximately US$373 million for capital expenditures in fiscal 2019. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2019
(US$’million)[1]
South Africa
Kusasalethu	23
Doornkop	26
Tshepong operations	78
Moab Khotsong	45
Masimong	8
Target 1	23
Bambanani	5
Joel	11
Unisel	3
Other - surface	9
International
Hidden Valley[2]	112
Total operational capital expenditure	343
Golpu	30
Total capital expenditure	373
¹    Converted at an exchange rate of R13.30/US$
2     Includes US$60m related to capitalized deferred stripping
Reserves
As at June 30, 2018, we have declared attributable gold equivalent proved and probable reserves of 36.9 million ounces: 16.9 million ounces gold in South Africa and 19.9 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.3 million ounces; and

•	a net increase of 0.2 million ounces in reserves due to life of mine extensions and acquisition of Moab Khotsong.
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
For the reporting of Mineral Reserves the following parameters were applied:

•	a gold price of US$1,275 per ounce;

•	an exchange rate of R13.42 per US dollar;

•	the above parameters resulting in a gold price of R550,000/kg for the South African assets;

•
the Hidden Valley Operation and Wafi-Golpu project in the Wafi Golpu Joint Venture used prices of US$1275/oz gold (“Au”), US$17.00/oz silver (“Ag”), US$7.00/lb molybdenum (“Mo”) and US$3.00/lb copper (“Cu”) at an exchange rate of US$0.76 per A$;

•
gold equivalent ounces are calculated assuming a US$1,275/oz Au, US$ 3.00/lb Cu and US$17.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and

•
“gold equivalent” is computed as the value of the Company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R550,000 per kilogram (gold price of US$1,275 per ounce and an exchange rate of R13.42per US dollar);

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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

Our mining operations’ reported total proved and probable reserves as of June 30, 2018 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2018
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]
	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)
South Africa Underground
Bambanani	1.1	0.352	386	—	—	—	1.1	0.352	386
Joel	2.8	0.136	381	2.0	0.156	304	4.8	0.144	685
Masimong	1.9	0.125	233	0.1	0.100	13	2.0	0.123	246
Unisel	0.3	0.143	43	0.0	0.166	10	0.3	0.146	53
Target 1	3.5	0.126	442	2.3	0.125	282	5.8	0.126	724
Tshepong Operations	21.7	0.173	3,762	4.2	0.142	581	25.9	0.168	4,343
Doornkop	3.3	0.146	480	4.4	0.148	648	7.7	0.147	1,128
Kusasalethu	4.0	0.212	858	0.6	0.156	101	4.6	0.204	959
Moab Khotsong	2.7	0.301	815	2.9	0.277	800	5.6	0.289	1,615
Total South Africa Underground	41.3	0.179	7,400	16.5	0.179	2,739	57.8	0.179	10,139

	Mineral Reserves statement (Imperial) as at June 30, 2018
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]
	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)
South Africa Surface
Kalgold	10.3	0.028	287	13.0	0.031	397	23.3	0.029	684
Free State Surface-Phoenix	69.1	0.008	575	—	—	—	69.1	0.008	575
St Helena	119.6	0.008	933	—	—	—	119.6	0.008	933
Central Plant	—	—	—	71.2	0.008	552	71.2	0.008	552
Other	—	—	—	614.2	0.007	4,035	614.2	0.007	4,035
Total South Africa Surface	199.0	0.009	1,795	698.4	0.007	4,984	897.4	0.008	6,779
Total South Africa	240.3		9,195	714.9		7,723	955.2		16,918
Papua New Guinea[2]
Hidden Valley	2.1	0.027	56	25.7	0.047	1,215	27.8	0.046	1,271
Hamata	—	0.03	1	0.6	0.062	34	0.6	0.060	35
Golpu	—	—	—	223.0	0.025	5,573	223.0	0.025	5,573
Total Papua New Guinea	2.1	0.027	57	249.3	0.027	6,822	251.4	0.027	6,879
Total	242.4		9,252	964.2		14,545	1,206.6		23,797

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 ton = 907 kg = 2,000 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,275/oz for gold, US$3.00/lb copper and US$17,00/oz for silver with 100% recovery for all metals.

Gold Equivalents 2

Silver	Proved reserves		Probable reserves		Total reserves
	Tons	Gold Equivalents	Tons	Gold Equivalents	Tons	Gold Equivalents
	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)
Hidden Valley	2.1	17	25.7	340	27.8	357

Copper	Proved reserves		Probable reserves		Total reserves
	Tons	Gold Equivalents	Tons	Gold Equivalents	Tons	Gold Equivalents
	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)	(millions)	(oz)[1] (000)
Golpu	—	—	223.0	12,686	223.0	12,686
Total Gold Equivalents	2.1	17	248.7	13,026	250.8	13,043
Total Harmony including gold equivalents	242.4	9,269	964.2	27,571	1,206.6	36,840
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$17.00/oz for silver, US$3.00/lb for copper, and molybdenum at US$7.00/lb.

Papua New Guinea: Other2

Silver	Proved Reserves			Probable Reserves			Total Reserves

	Tons	Grade	Silver[1]	Tons	Grade	Silver[1]	Tons	Grade	Silver[1]
	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)	(millions)	(oz/ton)	(000 oz)

Hidden Valley	2.1	0.572	1,193	25.7	0.937	24,083	27.8	0.909	25,276

	Tons	Grade	Cu lb1	Tons	Grade	Cu lb1	Tons	Grade	Cu lb1
Copper	(millions)	(%)	(millions)	(millions)	(%)	(millions)	(millions)	(%)	(millions)

Golpu[2]	—	—	—	223.0	1,097	5,393	223.0	1,097	5,393
South Africa

	Tons	Grade	U308[2]	Tons	Grade	U308[2]	Tons	Grade	U308[2]
Silver	(millions)	(lb/t)	(Mlb)	(millions)	(lb/t)	(Mlb)	(millions)	(lb/t)	(Mlb)

Moab Khotsong Underground	2.7	0.697	2	2.9	0.804	2	5.6	7.52	4

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

Operations gold	Underground Operations		Surface and Massive Mining
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(cmg/t)	(R/Tonne)	(g/t)	(R/Tonne)
South Africa Underground
Bambanani	1,952	4,254	—	—
Joel	792	2,012	—	—
Masimong	883	2,016	—	—
Phakisa	792	2,572	—	—
Target 1	—	—	3.73	1,969
Tshepong	650	2,221	—	—
Unisel	974	2,173	—	—
Doornkop	735	2,129	—	—
Kusasalethu	1,100	3,087	—	—
Moab Khotsong	1,197	2,850
South Africa Surface
Kalgold	—	—	0.60	421
Free State Surface	—	—	0.14	43
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.85	33.24
Hamata	—	—	0.85	33.24
Golpu	0.3	26	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining

	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.85	33.24
COPPER
Papua New Guinea
Golpu	0.3	26	—	—
Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).
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
During fiscal 2018 a feasibility study was completed for Target 3. The study will be used in conjunction with our other projects for future decision making on capital allocation and prioritization in Harmony.
Mining and Exploration - Papua New Guinea
Harmony has acquired 100% ownership of the Hidden Valley mining lease. With effect from July 1, 2017, all rights and interests to the mine and its operations have been amalgamated in Harmony’s wholly-owned subsidiary, Morobe Consolidated Goldfields Limited and the previously existing Hidden Valley Joint Venture with Newcrest PNG 1 Limited (subsequently Harmony PNG 20 Limited) has terminated. The company has obligations under compensation agreements with landowners and the Training and Localisation Policy appended to a Memorandum of Agreement ("MOA") with the PNG government, Provincial and local government and the landowner association.
With regard to the Wafi-Golpu Project, Harmony’s wholly-owned subsidiary, Wafi Mining Limited holds a 50% share in various exploration licenses, together with its participant in the Wafi-Golpu Joint Venture, Newcrest PNG 2 Limited, which holds the other 50% share. Both companies have entered into compensation agreements with landowners on its exploration licenses. On August 25, 2016, the joint venture participants submitted an application for a Special Mining Lease under section 35 of the PNG Mining Act 1992, and various other associated mining tenements. The application (SML 10) was registered on that date.
On March 20, 2018, the joint venture participants submitted a feasibility study update and revised proposals for development to the PNG Mineral Resources Authority under the PNG Mining Act 1992. The feasibility study update provides greater clarity around the infrastructure which will be associated with development of the Wafi-Golpu Project, including the recommended use of deep sea tailings placement as the preferred tailings management solution and the construction of a modular designed power plant. The participants continue to engage with the PNG government to take forward the SML 10 permitting and approvals process in accordance with PNG law and on June 25, 2018 submitted an Environment Impact Study to the Conservation and Protection Authority under the PNG Environment Act 2000.
With regard to our Kili Teke Project, all exploration licenses are 100% owned by Harmony’s wholly-owned subsidiary, Harmony Gold (PNG) Exploration Limited. The company has entered into compensation agreements with landowners on its exploration licenses.
There has been a significant rationalization of Harmony’s exploration tenement holding in PNG since fiscal 2014. As at June 30, 2018, Harmony’s exploration tenement holding in PNG totaled 1,760 square kilometers (all titles excluding mining easements and ancillary mining purpose leases). The tenements form four main project areas: the Kili Teke in the Hela Province (Harmony 100% owned), the Poru project in the Southern Highlands Province (Harmony 100% owned), the Hidden Valley District in the Morobe Province (Harmony 100% owned) and Morobe Exploration Joint Venture tenement (Harmony 50% owned) over the area surrounding the Wafi-Golpu Deposit.
Harmony, through its wholly-owned subsidiary Harmony Gold (PNG) Exploration Limited, manages the exploration on all of these project areas. Prior to commencement of exploration work programs, the company enters into compensation agreements with landowners on its exploration licenses, in accordance with the PNG Mining Act 1992.
Regulation
Mineral Rights -- South Africa
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
Old order mining rights were converted into new order mining rights in accordance with the MPRDA provided that the holder of the old order right fulfilled the requirements specified in the MPRDA, its Regulations and the Mining Charter or the Revised Mining Charter, as the case may have been at the relevant juncture. Upon conversion, or failure to convert within the specified time periods, the old order rights cease to exist. In the event that the old order right was converted, the new order mining right could have been converted for a period up to 30 years which period may be renewed for further periods, each of which may not exceed 30 years at a time. A mining right for which an application for renewal has been lodged shall, despite its stated expiry date, remain in force until such time as such application has been granted or refused.
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
On June 21, 2013, the Minister introduced the MPRDA Bill into Parliament. The DMR briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the NCOP on March 27, 2014. In January 2015, the former President referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly has referred the MPRDA Bill to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the President of South Africa announced that the MPRDA Bill was at an advanced stage in Parliament. There has been no update since.
There is a degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be made law and the MPRDA Bill raises some concerns as it relates to Harmony’s business:

•	Concentration of rights
The MPRDA Bill seeks to introduce a system whereby the Minister invites applications for prospecting rights, exploration rights, mining rights, technical co-operation permit, production rights and mining permits in respect of any area of land. Applicants for rights will no longer be able to rely on the first come, first served principle when submitting an application.

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
Harmony is, through the Minerals Council of South Africa, working closely with government to ensure that the MPRDA Bill is drafted to support continued investment in mining in South Africa.
The Mining Charter
The South African government has identified the South African mining industry as a sector in which significant participation by Historically Disadvantaged South Africans ("HDSAs") is required. One of the objects of the Mineral and Petroleum Resources Development Act, 2002 ("MPRDA") is to substantially and meaningfully encourage HDSAs to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources. In terms of section 100 of the MPRDA, the South African Minister of Mineral Resources ("Minister") is required to develop a broad-based socio-economic charter in order to set the framework for targets and time periods for giving effect to these objectives.
On 27 September 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Mining Charter III"), on which date it also became effective. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 ("the Original Charter") and the "amended" Charter gazetted in September 2010 ("the Amended Charter").
The Original Charter set the initial framework, targets and timelines and it was subsequently amended by the Amended Charter which included targets and timelines for HDSA participation in procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation). It required mining companies to achieve the following, amongst others, by no later than 31 December 2014:

•	a minimum effective HDSA ownership of 26 per cent;

•
procure a minimum of 40 per cent of capital goods, 70 per cent of services and 50 per cent of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25 per cent + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure);

•
ensure that multinational suppliers of capital goods contribute a minimum of 0.5 per cent of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities;

•
achieve a minimum of 40 per cent HDSA demographic representation at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

•	invest up to 5 per cent of annual payroll in essential skills development activities; and

•
implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labour.

In addition, mining companies were required to monitor and evaluate their compliance with the Amended Charter and submit annual compliance reports to the Department of Mineral Resources ("DMR"). The Scorecard attached to the Amended Charter made provision for a phased-in approach for compliance with the above targets over the five year period ending on 31 December 2014. For measurement purposes, the Scorecard allocated various weightings to the different elements of the Amended Charter. Failure to comply with the provisions of the Amended Charter would, according to its provisions, ostensibly amounted to a breach of the MPRDA and could have resulted in the cancellation or suspension of a mining company’s mining rights.
Harmony believes that it had complied with the requirements of the Amended Charter by the December 31, 2014 deadline. See “Integrated Annual Report for the 20-F 2018-Operating context-Mining Charter scorecard” on pages 32-33.

In March 2015, the DMR prepared an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Amended Charter, reporting relatively broad compliance with the non-ownership requirements of the Amended Charter. However, the DMR did not report the results of compliance with the HDSA ownership guidelines of the Amended Charter and noted that there was no consensus on certain principles applicable to the interpretation of the ownership element.
On 31 March 2015, the Minerals Council South Africa (previously the Chamber of Mines) ("MCSA") and the DMR jointly agreed to approach the North Gauteng High Court to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the Amended Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMR, or a once-off requirement as argued by the MSCA, on the “once empowered always empowered” principle.
On 4 April 2018, the North Gauteng High Court delivered its judgment in this matter ("the Judgment"). The effect of the Judgment is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMR cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMR seeks to enforce were made a term or condition of the mining right. The Court also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed in terms of section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, in some way or another, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent Mining Charter into question unless it is legislatively authorized. The Judgment is currently subject to an appeal by the DMR.
On 15 June 2018, the Minister published a new draft Mining Charter and invited interested and affected parties to submit comments on its provisions by 30 August 2018. Following a period of stakeholder engagement the final version of Mining Charter III was published on 27 September 2018, on which date it became effective. Some of the material changes introduced by Mining Charter III include:

•
in relation to existing mining rights, the continuing consequences of historical black economic empowerment transactions will be recognised and existing right holders will not be required to increase their HDSA shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26 per cent HDSA ownership or where they achieved the 26 per cent HDSA ownership but their HDSA shareholder has since exited;

•
in relation to the renewal and transfer of existing mining rights, historical BEE credentials will not be recognised and mining companies will be required to comply with the ownership requirements in relation to new mining rights (see below);

•
in relation to new mining rights (granted after 27 September 2018) mining companies must have a minimum of 30 per cent BEE shareholding distributed as follows: a minimum of 5 per cent non-transferable carried interest to qualifying employees; a minimum of 5 per cent non-transferable carried interest to host communities, or a minimum 5 per cent equity equivalent benefit; and a minimum of 20 per cent to a BEE entrepreneur, 5 per cent of which must preferably be for women;

•
'carried interest' is defined as "shares issued to qualifying employees and host communities at no cost to them and free of any encumbrances. The cost for the carried interest shall be recovered by a right holder from the development of the asset";

•
applications for mining rights lodged and accepted prior to 27 September 2018, will be processed in terms of the Amended Charter (ie. with a 26% HDSA ownership requirement) but with a further obligation to increase their HDSA shareholding to 30 per cent within five years of the granting of the right;

•
BEE shareholding may be concluded at holding company level, mining right level, on units of production, shares or assets and where is concluded at any level other than mining right level, the flow-through principle will apply;

•
the permitted beneficiation off-set of up to 11 per cent against the HDSA ownership requirement contained in the Original Charter and Amended Charter has been reduced to 5 per cent unless it was 'claimed' prior to 27 September 2018;

•
a minimum of 70 per cent of total mining goods procurement spend (including non-discretionary expenditure) must be on South African manufactured goods, allocated amongst HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;

•
A minimum of 80 per cent of the total spend on services (including non-discretionary expenditure) must be sourced from South African companies, allocated amongst HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;

•
Mining companies must achieve a minimum representation of HDSAs in the following management positions: 50 percent on the Board of directors (20 percent of which must be women), 50 percent in executive (20 percent of which must be women), 60 percent in senior management (25 percent of which must be women); 60 percent in middle level (25 percent of which must be women); 70 percent in junior level (30 percent of which must be women) and 60 percent in core and critical skills. In addition; HDSAs with disabilities must constitute 1.5 percent of all employees.

•	the Minister may, by notice in the Government Gazette, review Mining Charter III;

•	the ownership and mine community development elements are ring-fenced and require 100% compliance at all times;

•
a mining right holder that has not complied with the ownership element and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the MPRDA and its mining right may be suspended or cancelled in accordance with the provisions of the MPRDA; and

•	Mining Charter III is effective from 27 September 2018 but there are transitional arrangements in relation to compliance with the procurement and the employment equity element targets.
Mining Charter III makes reference to "Mining Charter Implementation Guidelines". These guidelines have yet to be published. It is understood from recent public announcements made by the Minister that he intends to publish them before the end of the year. The guidelines may provide clarity on some of the provisions of Mining Charter III which are vague and open to interpretation.
The MCSA released a media statement on 3 October 2018 in which it welcomed the publication of Mining Charter III, broadly supporting its intentions and content, but expressed concern over some key issues including the limited applicability of continuing consequences of past transactions on disposal of BEE shareholding, the treatment of renewals of mining rights as new rights, the practicality of the inclusive procurement provisions relating to local content targets for mining goods and services. The MCSA indicated that it would engage the Minister on these unresolved issues as the guidelines for implementation are developed.
The Royalty Act
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2018, the average royalty rate for our South African operations was 0.7% of the gross sales leviable amount.
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
On October 24, 2014, the BBBEE Amendment Act, No. 46 of 2013 (the “BBBEE Amendment Act”) came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Mining Charter governs the implementation of BBBEE, among other things, within the mining industry. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister for Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption is lifted on October 27, 2016. On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future and, in any event, our view is that the DMR is likely to continue implementing the Mining Charter and it is unlikely that the DMR will begin applying the BBBEE Act and BBBEE Codes in administering the MPRDA, since in order to do so will potentially require an amendment of the MPRDA.

Mineral Rights - Papua New Guinea
Mining in PNG is governed by the PNG Mining Act 1992. The Act stipulates that all mineral rights in PNG belong to the PNG government, and, subject to the Act, all land is available for exploration and mining. The PNG government issues and administers mining tenements under the Mining Act 1992, through the offices of the PNG Mineral Resources Authority, within the PNG Department of Mineral Policy and Geohazards Management.
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
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the State based on production. Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, written agreements must be entered into with landowners dealing with compensation and, in company with the PNG government as a party, a memorandum of agreement dealing with such other matters as the sharing of royalties and other mining benefits between landowner groups and Provincial and local government entities.
Mineral policy in PNG is administered by the Department of Mineral Policy and Geohazards Management. The legislative and fiscal regime in PNG has been under review since 2012, including the PNG Mining Act 1992, PNG Mining Safety Act 1997, and various sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. In its capacity as the representative industry body, the Chamber of Mines and Petroleum of PNG has collated information from industry participants and has lodged formal industry responses to the government’s proposals. Harmony is represented on the chamber’s sub-committee and is actively participating in its discussions.
Health and Safety - South Africa
For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the MHSA. The objectives of the MHSA are:

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
One of the most important objectives of the MHSA is to protect the health and safety of all persons at mines and not merely the health and safety of employees. An employer is obliged, in terms of the MHSA and the regulations binding in terms thereof, to protect, as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine and the public who live in close proximity to the mine) and employees (which includes employees of independent contractors) performing work at a mine. The word “employer” in section 102 of the MHSA is defined as the owner of the mine. In turn, an “owner” of a mine is defined to include: (i) the holder of the prospecting permit or mining authorization issued under the MPRDA; (ii) if a prospecting permit or mining authorization does not exist, the person for whom the activities in connection with the winning of a mineral are undertaken, but excluding an independent contractor; or (iii) the last person who worked the mine or that person’s successor in title.
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
See “Integrated Annual Report for the 20-F 2018-Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50.
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

•
a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offence has been committed. Any person convicted of an offense in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed; and

•
a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million ZAR per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision of the Chief Inspector of Mines to impose an administrative fine.

Over and above the aforesaid, investigation and/or inquiry proceedings in terms of the MHSA are instituted by the MHSI following the occurrence of any accident or incident at a mine, which results in the death of any person.
In South Africa the COIDA and ODMWA established two statutory systems for the payment of compensation for occupationally related injuries and certain occupationally related diseases. COIDA applies to the compensation of all occupational injuries (including payment of compensation in the event of the death of the injured employee), whether or not it occurs in or outside the mining industry. ODMWA applies to diseases which are defined as “compensatable diseases”, being primarily occupationally related lung diseases like silicosis. COIDA indemnifies the employer against claims by the employee or his/her dependents for damages incurred as a result of occupational injuries and diseases. However, the Constitutional Court held in Mankayi v AngloGold Ashanti Limited 2011 (3) SA 237 (CC) that although COIDA applies to occupational diseases in general, COIDA does not apply in instances where the disease in question is a compensatable disease in terms of ODMWA and which was contracted as a result of the performance of “risk work” at a “controlled mine”. The Court further held that if an employee contracts a compensatable disease as defined in ODMWA, the employee would still be entitled to claim common law damages from the employer.
Health and Safety - Papua New Guinea
PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act 1977 is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
The PNG Mining (Safety) Act 1977 and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG.
See “Integrated Annual Report for the 20-F 2018-Ensuring employee well-being - maintaining stability in our workforce-Safety and health” on pages 34 to 50.
Laws and Regulations pertaining to Environmental Protection - South Africa
The following is an overview of the South African environmental laws and regulations which are relevant to our operations in South Africa.
Four major pieces of legislation presently account for the majority of environmental management of mining operations in South Africa and are discussed in turn below. They are:

•	NEMA;

•	The NWA;

•	The National Environmental Management: Air Quality Act, 39 of 2004 ; and

•	The National Environmental Management: Waste Act, 59 of 2008 ("Waste Act").
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
NEMA
NEMA is the overarching legislation giving effect to the environmental right protected in section 24 of the Constitution of the Republic of South Africa, 1996, and which provides the underlying framework and principles underpinning the coordinated and integrated management of environmental activities. In terms of NEMA, an environmental authorization is required in order to commence a listed activity. These activities are currently listed in GNR 983-985 of December 8, 2014 (“NEMA Listed Activities”), as amended in GNR 324-327 of April 4, 2017. The commencement of a listed activity without an environmental authorization may be rectified via a section 24G application for authorization, however, such application will be subject to payment of an administrative penalty and may attract other liability. The "financial provision" regulations under NEMA, which were originally published in November 2015, have subsequently been updated with the 2017 draft regulations. These regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
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
As part of its application for an environmental authorization the applicant must demonstrate that it has complied with the prescribed financial provisioning requirements in terms of section 24P of NEMA. This means that the holder must set aside funds in the form of cash, financial guarantees and/or investment policies, to serve as security for the discharge of the statutory obligation to undertake concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post closure impacts. Moreover every holder of a mining right must assess his or her environmental liability on an annual basis and must increase his or her financial provision to the satisfaction of the Minister for Mineral Resources. The holder must also submit an audit report to the Minister on the adequacy of the financial provision from an independent auditor. The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations ("financial provisions regulations, 2015") were published in the government gazette in November 2015 and now fall under NEMA. The financial provisions regulations, 2015 stipulate procedures for how financial provision is to be made, audited and reviewed and existing mines are also required to comply with the these financial provision requirements, which entails such mines undertaking a substantive review and alignment of the quantum of their existing financial provision in accordance with these regulations. These regulations have brought about a number of changes and clarifications to the previous legal regime with the consequent probable and substantial increase in the required quantum of financial provision set aside by existing operations, as well as the corollary increase in the costs associated with adjusting the financial vehicles historically used by mining companies to put up these provisions. This is due to the qualification that latent or residual environmental impacts which may become known in the future now include the pumping and treatment of polluted or extraneous water. The mining industry has raised serious concerns about the intent of, and ability of the DMR to implement the new regulations. The financial provisions regulations, 2015 have subsequently been updated with a new set of draft regulations published in November 2017 for public comment, with a revised compliance deadline of February 20, 2019. The 2017 draft regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
This has resulted in further public participation and will likely result in amendments to the financial provision regulation being published in the near future.
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
Waste management
In relation to mining waste specifically, the Waste Act has been amended so as to apply to residue stockpiles and deposits and to prescribe certain management measures in respect thereof. A waste management license is now required for the establishment or reclamation of a residue stockpile or residue deposit resulting from activities which require a prospecting right or mining permit. This requirement only applies to facilities established or reclaimed after July 24, 2015. It does not apply retrospectively to negate the lawfulness of existing stockpiles and deposits as the relevant transitional provisions (albeit drafted ambiguously) appear to suggest that if they were authorized in an EMPR in terms of the MPRDA prior to July 24, 2015, they will be considered lawful or authorized for the purposes of the Waste Act. Other waste management facilities constructed and/or operated by our operations may also be subject to licensing requirements, including hazardous waste disposal sites and central salvage yards.
In addition to licensing, mines must also comply with the management measures prescribed for residue stockpiles and deposits in the Regulations for Residue Stockpiles and Residue Deposits from a Prospecting, Mining, Exploration or Production Operation in GNR 632 of July 24, 2015. These regulations do not retrospectively apply to the management of existing stockpiles and deposits, so long as they are in an approved EMPR. These regulations have notable cost implications for new residue stockpiles and deposits established after this date as they impose certain liner/barrier requirements for them.
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
Environment - Papua New Guinea
In PNG, there are various laws and regulations relating to protection of the environment which are similar in scope to those of South Africa. The PNG Environment Act 2000 governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the Conservation and Environment Protection Authority (previously the Department of Environmental Conservation) where, for large projects, it may be forwarded to the Environment Council for review. Public consultation is an integral part of this review.
Other environmental legislation includes the PNG Maritime Zones Act 2015 and the PNG Forestry Act 1991 and Regulations

Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act 66 of 1995 as well as by company and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong operation where National Union of Metalworkers of South Africa (NUMSA) is also recognized). As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 58%); the Association of Mineworkers and Construction Union (at 24%); the United Association of South Africa (at 6%) National Union of Metalworkers (4%) and Solidarity (at 2%). About 94% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2018-Ensuring employee well-being - maintaining stability in our workforce-employee engagement” on pages 51 to 58.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Fair Work Act of 2009 and the National Employment Standards. Our Australian workforce is not unionized.
Papua New Guinea
Employee relations in PNG are regulated by the PNG Employment Act of 1978 and the PNG Employment of Non-Citizens Act 1978. Individual contracts are entered into, and the workforce is not unionized.
In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. Employees at PNG are not unionized, however, Hidden Valley Mine employment is guided by the Training and Localisation Policy appended to the Memorandum of Agreement (“MOA”) between the company, the PNG government, provincial and local governments and the Landowner Association. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley Mine’s license to operate.
C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:

•	“-Corporate profile” on page 5
of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT`
The information set forth under the headings:

•	“-Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87;

•	“-Delivering profitable ounces in line with business objectives-Operating performance” on pages 88 to 126;
of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference. Also see note 15 “Property, Plant and Equipment” and note 32 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
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
A. OPERATING RESULT
Overview
Harmony is currently the second largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2018 were 1.15 million ounces of gold excluding capitalised ounces. As at June 30, 2018, our mining operations and projects reported total proved and probable reserves of approximately 36.9 million gold equivalent ounces and in fiscal 2018 we processed approximately 24.7 million tons of ore.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, director corporate affairs, chief operating officer: new business, chief executive officer: South-east Asia and chief operating officer: South Africa.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.
Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong Operations, Unisel and Hidden Valley; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other - Underground” and “Other - Surface”.
From July 1, 2017, the Tshepong and Phakisa shafts were integrated into the Tshepong Operations in order to take advantage of the close proximity of the two shafts, which allows for existing infrastructure to be optimized. Due to this change, they now form one segment and the results of fiscal 2016 and 2017 have been re-presented. As of July 1, 2017 the CODM has reviewed the single segment information.
Recent Accounting Pronouncements
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
Our significant accounting policies and critical accounting estimates and judgments are described in more detail in note 2 “Accounting Policies” and note 3 “Critical Accounting Estimates and Judgments”, respectively, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to our consolidated financial statements, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.
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
The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3:“Key Information - Risk Factors - Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices. As a result, metals produced in future may differ from current estimates”.
Depreciation of Mining Assets
Depreciation of mining assets is computed principally by the units-of-production method over the life-of-mine, based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.
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
Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code or JORC. For further discussion on mineral reserves, see “- Gold Mineral Reserves” above.
In fiscal 2018 and 2017, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop (2016: Doornkop and Masimong) to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves.
In fiscal 2016, exploration at Doornkop proved successful with the inclusion of new mining areas in the updated life-of-mine plan for fiscal 2017. During fiscal 2017 a seismic study was completed with the results finalized during the first half of fiscal 2018 and changes to the model reflected in the current life-of-mine production profile. This, together with the underground exploration that started during fiscal 2017, increased Doornkop’s geological and orebody confidence and the updated geological model has been used in the latest life-of-mine plan.
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
Additional confidence in existence and commercial viability is obtained from the fact that the orebodies surrounding the operation have already been mined over many years in the past. We mine continuations of the same reefs that these mined-out operations exploited. At Doornkop South Reef, the geological setting of the orebody is such that there is an even distribution of the mineralized content, and reliance can be placed on the comparable results of the surrounding mines. As these results are already known, simulations and extrapolations of the expected formations can be done with a reasonable degree of accuracy. Although this information will not allow the classification of inferred resources to measured and indicated

resources and then as a reserve if economically viable, it does provide management with valuable information and increases the level of confidence in existence and grade expectation.
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
The relevant statistics for the two operations have been included below.

	Applicable to the Fiscal Year Ended June 30,
Doornkop		2018	2017	2016
A	Years (life-of-mine plan)	16	17	15
B	Reserves (Tons million)	7.7	4.7	5.6
B	Resources (Tons million)	57.9	20.6	36.2
D	Total inferred resources (Tons million)	16.9	13.5	24.9
E	Inferred resources included in life-of-mine plan (Tons million)	6.2	7.8	4.2
F	Future development costs
	• Rand million	494.1	358.1	173.3
	• US$ million	38.5	26.3	11.9
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	14.4	16.6	12.7
	• Excluding inferred resources (US$ million)	26.2	28.2	16.9

	Applicable to the Fiscal Year Ended June 30,
Masimong		2018	2017	2016
A	Years (life-of-mine plan)	n/a	n/a	3
B	Reserves (Tons million)	n/a	n/a	2.1
B	Resources (Tons million)	n/a	n/a	15.1
D	Total inferred resources (Tons million)	n/a	n/a	5.7
E	Inferred resources included in life-of-mine plan (Tons million)	n/a	n/a	0.1
F	Future development costs
	• Rand million	n/a	n/a	1.5
	• US$ million	n/a	n/a	0.1
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	n/a	n/a	17.7
	• Excluding inferred resources (US$ million)	n/a	n/a	18.6
Impairment of Property, Plant and Equipment
We review and evaluate our mining assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. With the integration of Phakisa and Tshepong into the Tshepong Operations the two shafts were treated as a single cash generating unit at June 30, 2018.
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2018, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price, silver price and exchange rate assumptions, are as follows:

Fiscal year ended June 30, 2018

Long term
US$ gold price per ounce	1,250.00
US$ silver price per ounce	17.00
Rand/US$ exchange rate	13.30
US$/Kina exchange rate	3.17
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
As discussed above under “- Gold Mineral Reserves”, various factors could impact our ability to achieve our forecasted production schedules from proved and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proved and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
During fiscal 2018, we recorded an impairment of property, plant and equipment of US$361 million. During fiscal 2017 we recorded an impairment of US$112 million while a net reversal of US$3 million was recorded in fiscal 2016. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2018 would have resulted in impairments as follows:

($ in millions)
Tshepong Operations……………………………………………………………………….......	375
Kusasalethu……………………………………………………………………………………...	197
Hidden Valley…………………………………………………………………………………...	54
Target 1………………………………………………………………………………………….	122
Doornkop……………………………………………………………………………………......	149
Masimong……………………………………………………………………………………….	28
Moab Khotsong*........................................................................................................................	118
Joel...........................................................................................................................................	64
Target 3.....................................................................................................................................	10
Other surface operations………………………………………………………………………...	39
Target North................................................................................................................................	132
Unisel…………………………………………………………………………………………....	38
Bambanani*……………………………………………………………………………………	16
*The goodwill balance attributed to this cash generating unit would be reduced to $nil. See “- Carrying Value of Goodwill” below.
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

As at June 30, 2018 our goodwill related to the Moab Khotsong and Bambanani cash generating units. Goodwill of US$23 million was recognized on acquisition of the Moab Khotsong operations. Refer to note 14 "Acquisitions and Business Combinations" of our consolidated financial statements for further details. An impairment of US$27 million on goodwill, US$24 million relating to the Tshepong Operations and US$3 million relating to Joel, was recorded in fiscal 2018. Impairment on goodwill of US$19 million was recorded during fiscal 2017 relating to the Tshepong Operations while no impairment on goodwill was recorded during fiscal 2016.
Derivatives and Hedging Activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognized as a day one gain or loss. The day one gain or loss is amortized over the derivative contract period and recognized in profit or loss in gains/losses on derivatives.
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
Share Issues
Harmony conducted a placing (the "Placing") of 55,055,050 new ordinary shares with existing and new institutional investors at a price of R19.12 per share, raising gross proceeds of R1,053 million (US$83 million), which represented approximately 15 percent of the Company's existing issued ordinary share capital prior to the Placing. The placement was conducted through an accelerated bookbuild. Costs directly attributable to the issue of the shares amounted to R49 million (US$4 million). The net proceeds of the placement were to be used to pay down part of the outstanding bridge loan raised for the Moab Acquisition.
Provision for Environmental Rehabilitation
Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as discussed above. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against income as incurred. See Item 3:“Key Information - Risk Factors - We are subject to extensive environmental regulations”.

Provision for Silicosis Settlement
The Group’s portion of the potential cost of settling the silicosis and tuberculosis class actions that have been instituted against it in South Africa has been provided for. The expected contributions (cash flows) to the vehicle that will manage the settlement process have been discounted over the expected period of time during which contributions will be made. Annual changes in the provision consists of the time value of money (recognized as finance cost) and changes in estimates (recognized as other operating expenses).

See Item 3:“Key Information - Risk Factors - The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future and may be substantial”.
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2018, fiscal 2017 and fiscal 2016. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.
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
Revenue
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3:“Key Information - Risk Factors - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. As a general rule, we sell our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.
During fiscal 2018 and 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. At year end the limits set by the Board were for 20% of the production from gold and 25% from silver over a period of 24 months. Subsequent to year end the permitted level of cover for silver has been increased to 50%. Management continues to top-up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
A portion of the production of the South African operations is linked to Rand gold forward sale contracts. The majority of the Rand gold forward contracts have been designated as cash flow hedging instruments and hedge accounting is applied on these contracts. US$ gold forward sale contracts were also entered into for the production of the Hidden Valley operation, but these contracts were not designated as hedging instruments and the gains/losses are accounted for in profit or loss.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realized Gold Price
In fiscal 2018, the average gold price in US dollars received by us was US$1,380 per ounce. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3:“Key Information - Risk Factors - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2018	2017	2016
	($/oz)
Average	1,297	1,257	1,169
High	1,355	1,366	1,325
Low	1,211	1,125	1,049
Harmony’s average sales price[1]	1,380	1,304	1,169

[1]
Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, fiscal 2018 and 2017 include the effect of hedge accounting i.e. realized gains from the cash flow hedges which have been included in revenue.

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
Our all-in sustaining costs increased from US$1,182 per ounce in fiscal 2017 to US$1,231 in fiscal 2018. The primary reason for the increase is increased labor and energy costs, as well as inflationary pressures on supply contracts. In US dollar terms, the strengthening of the Rand against the US dollar in fiscal 2018 also contributed to the increase. This strengthening of the Rand resulted in the Rand amounts being translated at a lower rate of R12.85 compared to R13.60 in fiscal 2017.
Our cash costs have increased from US$1,000 per ounce in fiscal 2017 to US$1,018 in fiscal 2018, mainly due to the impact of increased labor and energy costs and inflationary pressures on supply contracts as well as the strengthening of the Rand against the US dollar.
Our US dollar translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See Item 5:“Operating and Financial Review and Prospects-Exchange Rates”. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3:“Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
The average exchange rate of the Rand appreciated approximately 5% against the US dollar in fiscal 2018 compared to fiscal 2017. In the case of our International operations, the Australian dollar appreciated by 2% against the US dollar in fiscal 2018, while the Kina depreciated by 2% against the US dollar in fiscal 2018.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- The nature of our mining operations presents safety risks”.
Reconciliation of Non-GAAP Measures
All-in sustaining costs ("AISC"), all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-GAAP measures.
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Fiscal year ended June 30,
	2018	2017	2016
	(in $ millions, except for ounce amounts)
Total cost of sales - under IFRS	1,800	1,448	1,088
Depreciation and amortization expense	(192)	(179)	(144)
Rehabilitation (costs)/credit	(5)	(2)	3
Care and maintenance costs of restructured shafts	(10)	(8)	(8)
Employment termination and restructuring costs	(16)	(5)	(1)
Share-based payments	(19)	(29)	(23)
(Impairment)/reversal of impairment of assets	(386)	(131)	3
Other	9	4	1
LED costs	5	5	3
Corporate, administration and other expenditure costs	45	32	23
Exploration (sustaining)	—	—	—
Capital expenditure (OCD)	121	99	96
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	60	50	45

Total all-in sustaining costs	1,412	1,284	1,086
Per ounce calculation:
Ounces sold[1]	1,146,850	1,086,231	1,081,615
Total all-in sustaining costs per ounce	1,231	1,182	1,003
¹ Excludes 64,976 ounces in fiscal 2018 and 11,713 ounces in fiscal 2017 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2018	2017	2016
	(in $ millions, except for ounce amounts)
Total cost of sales - under IFRS	1,800	1,448	1,088
Depreciation and amortization expense	(200)	(185)	(149)
Rehabilitation (costs)/credit	(5)	(2)	3
Care and maintenance costs of restructured shafts	(10)	(8)	(8)
Employment termination and restructuring costs	(16)	(5)	(1)
Share-based payments	(19)	(29)	(23)
(Impairment)/reversal of impairment of assets	(386)	(131)	3
Other	3	1	1
Gold and uranium inventory movement	17	(14)	(4)

Total cash costs	1,184	1,075	910
Per ounce calculation: Ounces produced[1]	1,161,435	1,076,139	1,082,035
Total cash costs per ounce	1,018	1,000	841

¹	Excludes 66,499 ounces in fiscal 2018 and 11,713 ounces in fiscal 2017 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2018 before including the effect of the cash flow hedges increased by US$45 per ounce to US$1,300 per ounce from US$1,255 per ounce during fiscal 2017. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2018 is R13.81 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R13.11 per US$1.00 as at June 30, 2017, reflecting a depreciation of 5% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal 2018 of R12.85 per US$1.00, reflecting an appreciation of 6% of the Rand against the US dollar when compared with fiscal 2017.
Harmony has entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. At June 30, 2018, the nominal amount of the hedging contracts is US$252 million and is spread over a 12-month period with a weighted average cap price of US$1=R14.54 and weighted average floor price of US$1=R13.69. Additionally at June 30, 2018 Harmony had open forward exchange forward contracts which had a nominal amount of US$273 million spread over a 24-month period at an average exchange rate of US$1 = R13.95.
The majority of our working costs are incurred in Rand and, as a result of this, appreciation of the Rand against the US dollar increased our working costs when translated into US dollars. Compounding this increase are increases in our labor costs as well as inflationary pressures on our consumables and energy costs, which would decrease operating margins and net income reflected in our consolidated income statement. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
The Bank of Papua New Guinea has weakened the Kina against the US dollar by approximately 40 basis points per month in fiscal 2017 and during fiscal 2018, the Kina has weakened by 2%. Since the introduction of the trading band in June 2014 the Kina has weakened by 25% against the US dollar as at June 30, 2018. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Golpu and other PNG exploration sites.

Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 4.38% at the end of fiscal 2018, 5.1% at the end of fiscal 2017 and 6.3% at the end of fiscal 2016. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 5.2% in fiscal 2018, 2.2% in fiscal 2017 and 9.4% in fiscal 2016, together with an increase that is yet to be determined by the energy regulator in fiscal 2019, will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2016 at 6.4% and 2017 at 6.6%, while the annualized inflation stood at 4.7% at the end of fiscal 2018.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors-Harmony’s operations may be negatively impacted by inflation”.
South African Socio-Economic Environment
We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits”.
South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10: “Additional Information - D. Exchange Controls”.
SLPs have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDSAs in mining assets.
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
Electricity in South Africa
South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors.
During fiscal 2018 and 2017, the electricity supply in South Africa has seen less pressure than the previous years, with reduced power interruptions (also referred to as load shedding) occurring. South Africa’s electricity supply has improved and since September 2015 only isolated instances of load shedding has occurred.
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
Government remains committed to ensure energy security for the country, through the roll-out of the independent power producer program as an integral part of the energy mix. Government remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions.
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
Discussions around other technologies, such as gas-to-power and nuclear energy, are also adding to this dynamic. Significant vested interests are still at play alongside substantial state support to maintain the domination of the coal industry over the electricity supply industry in South Africa.
See “Integrated Annual Report for the 20-F 2018 - Operating context-Social and ethics committee chairman’s report” on pages 28 to 31 and “Integrated Annual Report for the 20-F 2018 - Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 68 to 87.

Tariffs
Like all mining companies, Harmony is a major user of electricity, mostly supplied by Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. Electricity tariffs have more than doubled in the last 8 years. On December 18, 2017, NERSA granted Eskom an increase of 5.23%. Eskom is currently in the process of preparing a three-year revenue application, covering 2019/20 to 2021/22 which is expected to be submitted to NERSA in the second half of the 2018 calendar year.
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
We have implemented various energy efficiency projects in recent years, resulting in an average load reduction of 35.8MW and energy savings of 314GWh. Due to capital constraints the projects we have committed to for 2016 were moved to 2017 including a number of other projects identified. With little capital expenditure Harmony has with the assistance of an ESCO achieved a R81 million (US$6 million) cost saving on new projects and a R56 million (US$4 million) maintained cost saving from completed projects. The average weekday load reduction will be 9.4MW and the anticipated energy savings will the 6 981MWh per month.
We have implemented various energy efficiency projects in recent years. See “Integrated Annual Report for the 20-F 2018 - Managing our Social and Environmental Impacts- Environmental management and stewardship - ” on pages 68 to 87.
Results of Operations
Years Ended June 30, 2018 and 2017
Revenues
Revenue increased by 12%, from US$1,416 million in fiscal 2017 to US$1,584 million in fiscal 2018. This increase can mainly be attributed to a 6% increase in gold sales, from 1,086,231 ounces in fiscal 2017 to 1,146,850 ounces in fiscal 2018. The increase in ounces is largely as a result of the acquisition of the Moab Khotsong operations as well as improvements at Doornkop, Target 1 and Tshepong Operations. In addition to the increase in gold sales the average spot gold price received for fiscal 2018 increased by 4% to US$1,300 per ounce, from US$1,255 per ounce in fiscal 2017, further supplemented by the positive impact of the Rand gold hedges of US$93 million.
The Moab Khotsong operations were acquired in March 2018 and sold 105,872 ounces in the four months to June 2018. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2018 - Acquisition".
At Doornkop, ounces sold increased by 26% from 87,193 in fiscal 2017 to 109,441 in fiscal 2018. The recovery grade increased by 18% to 0.144 ounce per ton in fiscal 2018. The tons milled increased by 9%.
At Target 1, ounces sold increased by 7% from 84,942 in fiscal 2017 to 90,922 in fiscal 2018. The recovery grade increased by 17% to 0.123 ounce per ton.
At Tshepong Operations, ounces sold increased by 6% from 283,439 in fiscal 2017 to 300,223 in fiscal 2018. The recovery grade increased by 5% to 0.160 ounce per ton.
At Joel, ounces sold decreased by 27% from 73,303 in fiscal 2017 to 53,242 in fiscal 2018. The recovery grade and tons milled decreased by 18% and 12% to 0.105 ounce per ton and 501,000 tons respectively in fiscal 2018. The decrease in production is as a result of a lack in flexibility in terms of available mining areas whilst the Joel decline project is in development. The Joel decline project is nearing completion and development in the footwall areas has commenced. Development is expected to continue for 12 to 18 months where after grades are expected to increase to reserve grade.
At Unisel, ounces sold decreased by 20% from 51,120 in fiscal 2017 to 40,896 in fiscal 2018. The recovery grade and tons milled decreased by 16% and 5% to 0.099 ounce per ton and 415,000 tons respectively in fiscal 2018. During fiscal 2018 the Leader Reef was stopped to accelerate mining of the higher grade Basal Reef pillar areas.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, (reversal of impairment)/impairment of assets and share-based payments.

a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2018 and fiscal 2017:

	Year Ended June 30, 2018				Year Ended June 30, 2017				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	142,395	1,143	138,281	1,342	141,270	1,051	144,614	1,238	(9)	(8)
Doornkop	110,245	1,001	109,440	1,230	85,939	1,047	87,193	1,288	4	5
Tshepong Operations	302,026	987	300,223	1,245	283,827	953	283,439	1,161	(4)	(7)
Moab Khotsong	105,969	761	101,757	1,017	n/a	n/a	n/a	n/a	(100)	(100)
Masimong	84,332	1,071	83,882	1,242	81,599	1,005	81,631	1,146	(7)	(8)
Target 1	91,758	1,131	90,922	1,409	85,809	1,162	84,942	1,491	3	6
Bambanani	90,698	776	90,151	873	88,415	727	88,253	817	(7)	(7)
Joel	52,566	1,347	53,242	1,602	72,211	945	73,303	1,092	(43)	(47)
Unisel	41,152	1,463	40,896	1,642	51,280	1,203	51,120	1,354	(22)	(21)
Other - surface	114,778	1,039	114,199	1,139	102,175	993	103,171	1,090	(5)	(5)
International
Hidden Valley(1)	25,516(2)	669	23,857(3)	1,094	83,614(2)	1,068	88,565(3)	1,241	37	12
Total	1,161,435		1,146,850		1,076,139		1,086,231
Weighted average		1,018		1,231		1,000		1,182	(2)	(4)

1
Cash costs and all-in sustaining costs would have been US$824 per ounce and US$1,261 per ounce (2017: US$1,252 per ounce and US$1,1417 per ounce) respectively had silver byproduct credits of US$4 million (2017: US$15 million) or US$155 per ounce produced, US$168 per ounce sold (2017: US$184 per ounce produced, US$176 per ounce sold) not been taken into account.

2	Excludes 66,499 ounces in fiscal 2018 and 11,713 ounces in fiscal 2017, that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

3	Excludes 64,976 ounces in fiscal 2018 and 11,713 ounces in fiscal 2017, that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

For further information about the use of Non-GAAP measures, refer to Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP Measures”.
Our total average all-in sustaining costs per ounce increased from US$1,182 per ounce in fiscal 2017 to US$1,231 per ounce in fiscal 2018, mainly due to the strengthening of the Rand against the US dollar in fiscal 2018.
Our average cash costs increased by 2%, or US$18 per ounce, from US$1,000 per ounce in fiscal 2017 to US$1,018 per ounce in fiscal 2018. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Operating costs in Rand terms increased by 4%, mainly due to the inclusion of the Moab Khotsong operations during fiscal 2018.The South African Rand appreciated by 6% on average against the US dollar when compared to fiscal 2017. The increase in operating cost was partially offset by a 13% increase in ounces produced which netted a 2% increase in cash cost per ounce for fiscal 2018.
At Joel, cash cost per ounce increased by 43% from US$945 per ounce in fiscal 2017 to US$1,347 per ounce in fiscal 2018. The all-in sustaining cost per ounce increased by 47% from US$1,092 per ounce in fiscal 2017 to US$1,602 per ounce in fiscal 2018. The increase was mainly due to a 27% decrease in gold produced and ounces sold as a result of a 18% decrease in the recovered grade to 0.105 ounce per ton combined with a 12% decrease in tons milled.
At Unisel, cash cost per ounce increased by 22% from US$1,203 per ounce to US$1,463 per ounce in fiscal 2018. The all-in sustaining cost increased by 21% from US$1,354 per ounce to US$1,642 per ounce in fiscal 2018. The increase was mainly due to a 20% decrease in gold produced and ounces sold as a result of a 16% decrease in the recovered grade to 0.099 ounce per ton combined with a 5% decrease in tons milled following the cessation of mining in the Leader Reef areas.
At Kusasalethu, cash cost per ounce increased by 9% from US$1,051 per ounce to US$1,143 per ounce in fiscal 2018. The all-in sustaining cost increased by 8% from US$1,238 per ounce to US$1,342 per ounce in fiscal 2018. The increase was mainly due to a 4% increase in cash operating cost as a result of the increase in labor costs.

b) Depreciation and amortization
Depreciation and amortization increased from US$185 million in fiscal 2017 to US$200 million, or 8%, in fiscal 2018 due primarily to the reduction in the reserve tons included in various life-of-mine plans. Also contributing to the increase is the appreciation of the Rand against the US$ dollar in fiscal 2018. In Rand terms, there was an increase in depreciation and amortization expense of 2%.
c) Impairment/(reversal of impairment) of assets
An impairment charge of US$386 million was recorded in fiscal 2018 compared to US$131 million in fiscal 2017. The lower increase in the forecasted gold price relative to the forecasted cost inflation used in the life-of-mine plans impacted negatively on margins.
Assets of US$47 million and goodwill of US$24 million was impaired on Tshepong Operations which has a recoverable amount of US$538 million. Assets of US$8 million and goodwill of US$3 million was impaired on Joel which has a recoverable amount of US$63 million. The updated life-of-mine plans for Tshepong Operations and Joel presented a marginal decrease in recovered grade.
Target 1 recorded an impairment of US$51 million and has a recoverable amount of US$88 million. Exploration drilling during the year resulted in lower grade estimates for certain blocks that had previously been included in the life-of-mine plan but have now subsequently been excluded from the life-of-mine plan.
Unisel recorded an impairment of US$35 million and has a recoverable amount of US$3 million. Masimong recorded an impairment of US$24 million and has a recoverable amount of US$4 million. The impairment at Unisel was driven by a reduced remaining life-of-mine and a focus on the higher grade Basal Reef, whilst the impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced life-of-mine plan.
Kusasalethu recorded an impairment of US$42 million and has a recoverable amount of US$155 million. The old mine at the operation was excluded in the FY19 life-of-mine plan.
Doornkop recorded an impairment of US$23 million and has a recoverable amount of US$198 million. Target North recorded an impairment of US$106 million and has a recoverable amount of US$267 million. The impairments of Doornkop and Target North are primarily as a result of a decrease in resource values. During the year, the resource multiples were reassessed in order to be reflective of current market conditions using multiples derived from past transactions with an adjustment for the gold price. The transactions were used to derive US$/oz multiples for resources. The resource per ounce values have decreased substantially as a result of the decrease in the levels of merger and acquisition activity influencing the marketability of resource companies in South Africa, and more specifically gold mining companies.
Other mining assets recorded an impairment of US$23 million and have a recoverable amount of US$26 million. The updated life-of-mine plans for the CGU's in Freegold and Harmony resulted in the impairment of other mining assets.
Gains on derivatives
Gains on derivatives amounted to US$8 million in fiscal 2018, compared to US$75 million in fiscal 2017. Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortization of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.
Harmony maintains a foreign exchange hedging program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to US$9 million in fiscal 2018 compared to US$80 million in fiscal 2017 The fair value of the forex hedging contracts was US$10 million negative as at June 30, 2018.
Harmony maintains a hedging program for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to US$3 million in fiscal 2018 compared to US$2 million in fiscal 2017.
Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). During fiscal 2018, the contracts that matured realized a gain of US$93 million which has been included in revenue. There was no ineffective portion in the current year During fiscal 2017 total gains on these contracts amounted to US$54 million. The effective portion of US$53 million was included in revenue while the ineffective portion of US$1 million was included in gains on derivatives. The unamortized portion of the day one gain or loss amounted to US$1 million in fiscal 2018 and US$3 million in fiscal 2017. The gains and losses from non-hedge accounted rand gold forward sale contracts are included in gains on derivatives.
Other operating expenses

(a)	Loss on scrapping of property, plant and equipment
A negligible loss on scrapping was recorded during fiscal 2018 compared to a loss of US$10 million during fiscal 2017. The 2017 loss relates to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal.

(b)	Foreign exchange translation
A foreign exchange translation loss of US$53 million was recorded during fiscal 2018 compared to gain of US$14 million in fiscal 2017. The change in fiscal 2018 relates to the translation of the US$ revolving credit facilities into Rand, which decreased from a gain of US$16 million in fiscal 2017 to a loss of US$48 million in fiscal 2018. The Rand weakened against the US dollar by 5% from a closing rate of R13.11 in fiscal 2017 to R13.81 in fiscal 2018.

(c)	Silicosis settlement provision
A provision of US$70 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. During fiscal 2018 the provision decreased by US$3 million as a result of changes in estimates.
Acquisition-related costs
Expenses of US$8 million were incurred during fiscal 2018 related to direct costs of the Moab Khotsong operations acquisition. These expenses comprise mainly legal and consulting fees.
Income and mining taxes
In fiscal 2017 and 2018, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

	Fiscal year ended June 30,
Income and mining tax	2018	2017
Effective income and mining tax rate	5%	185%
The effective tax rate for fiscal 2018 was lower than the mining statutory tax rate of 34% for us and our subsidiaries as a whole, mainly due to the impairment processed during the year. The impairment recognized is an outcome of forecast cost inflation, a subdued forecast gold price and the resultant impact on margins at the group's South African operations. Further contributing to the lower effective tax rate is a deferred tax credit following the decrease in the average deferred tax rates at the South African operations due to lower estimated profitability following the completion of the updated life-of-mine plans. The most significant items causing the group’s income tax provision to differ from the mining statutory tax rate are:

•
Harmony company tax losses and deductible temporary differences for which future taxable profits are uncertain and not considered probable. This primarily relates to the impairment of assets and foreign exchange losses on the US$ loan.

•
Hidden Valley operation's and the PNG exploration operations' respective tax losses and deductible temporary differences arising in the year for which future taxable profits are not considered probable.

•	No tax consequences relating to the impairment of assets for various operations.

•
Rate differences related to the additional capital allowances that may be deducted from mining taxable income in South Africa, which mainly relates to Avgold Limited (which includes the Target 1 operation).

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates - Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel and Tshepong operations), Randfontein (consists of Doornkop and Kusasalethu) and Harmony (includes the Masimong, Unisel and Free State Surface operations).The deferred tax rate at Freegold decreased from 12.5% in fiscal 2017 to 8.7% in fiscal 2018, Randfontein decreased from 3.8% to 1.8% in fiscal 2018 and Harmony decreased from 19.4% in fiscal 2017 to 10.5% in fiscal 2018. These decreases are mainly due to lower estimated profitability.
South Africa. Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 28% on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that is determined in respect of each entity. Hence South Africa does not make use of any group basis of taxation.
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

a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2017 and fiscal 2018:

	Year Ended June 30, 2017				Year Ended June 30, 2016				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs*		Cash costs		All-in sustaining costs*		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	141,270	1,051	144,614	1,238	124,198	1,026	122,880	1,254	(2)	1
Doornkop	85,939	1,047	87,193	1,288	87,772	831	87,193	1,016	(26)	(27)
Tshepong Operations	283,827	952	283,439	1,161	289,968	767	289,999	939	(24)	(24)
Masimong	81,599	1,005	81,631	1,146	78,190	916	78,191	1,059	(10)	(8)
Target 1	85,809	1,162	84,942	1,491	108,895	787	109,923	1,012	(48)	(47)
Bambanani	88,415	727	88,253	817	96,870	576	96,934	654	(26)	(25)
Joel	72,211	945	73,303	1,092	73,239	796	72,179	911	(19)	(20)
Unisel	51,280	1,203	51,120	1,354	54,785	949	54,817	1,064	(27)	(27)
Other - surface	102,175	993	103,171	1,090	95,553	935	94,266	996 [2]	(6)	(9)
International
Hidden Valley(1)	83,614(2)	1,068	88,565(2)	1,241	72,565	1,028	75,233	1,282	(4)	3
Total operations	1,076,139		1,086,231		1,082,035		1,081,615
Weighted average		1,000		1,182		841		1,003	(19)	(18)

[1]
Cash costs and all-in sustaining costs would have been US$1,252 per ounce and US$1,417 per ounce (2016: US$1,320 per ounce and US$1,564 per ounce) respectively had silver byproduct credits of US$15 million (2016: US$21 million) or US$184 per ounce produced, US$176 per ounce sold (2016: US$292 per ounce produced, US$282 per ounce sold) not been taken into account.

2    Excludes 11,713 ounces that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

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
a) Production costs (cash costs/all-in sustaining costs) continued
Our average cash costs increased by 19%, or US$159 per ounce, from US$841 per ounce in fiscal 2016 to US$1,000 per ounce in fiscal 2017. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. Operating costs in Rand terms increased by 11%. The South African Rand appreciated by 6% on average against the US dollar when compared to fiscal 2016. Operating costs in Rand terms were affected mainly by an increase in costs on Tshepong Operations, Doornkop, Target 1 and Kusasalethu where costs increased in Rand terms by 14%, 16%, 9% and 9%, respectively, year on year. Annual increases in labor costs as well as inflationary pressures on our consumables contributed towards higher operating costs in fiscal 2017. The inclusion of the acquired 50% of Hidden Valley resulted in a 12% increase year on year.
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
At Tshepong Operations, the cash cost per ounce increased by 24% from US$767 per ounce in fiscal 2016 to US$952 per ounce in fiscal 2017. The all-in sustaining cost per ounce increased by 24% from US$939 per ounce in fiscal 2016 to US$1,161 per ounce in fiscal 2017. The increase was mainly due to the increase in production costs as due to the annual increase in labor costs and inflationary increases in consumables. Also contributing is the 2% decrease in gold produced as a result of the decrease in the tons milled (decrease of 4% to 1,869,000 tons) in fiscal 2017.

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
c) (Impairment)/reversal of impairment of assets
An impairment charge of US$131 million was recorded in fiscal 2017 compared to a net reversal of impairment of US$3 million in fiscal 2016. The slight decrease in the gold price used in the life-of-mine plans, together with cost inflation, impacted negatively on margins. This, as well as increases in the discount rates used, contributed to the lower recoverable amounts.
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
Other operating expenses
a) Loss on scrapping of property, plant and equipment
A loss on scrapping of US$11 million (2016: US$4 million) was recorded in fiscal 2017. This relates to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal. The 2016 loss relates to the abandonment of unprofitable areas in certain of the South African operations’ life-of-mine plans.
b) Foreign exchange translation loss
Foreign exchange translation gain/loss increased from a loss of US$43 million in fiscal 2016 to a gain of US$14 million in fiscal 2017. The change in fiscal 2017 relates to the translation of the US$ revolving credit facilities into Rand, which increased from a loss of US$46 million in fiscal 2016 to a gain of US$16 million in fiscal 2017. The Rand strengthened against the US dollar by 11% from a closing rate of R14.72 in fiscal 2016 to R13.11 in fiscal 2017.
c) Silicosis settlement provision
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

	Fiscal year ended June 30,
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

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “- Critical Accounting Policies and Estimates - Deferred taxes” above. The deferred tax rate at Freegold decreased from 20.0% in fiscal 2016 to 12.5% in fiscal 2017, Randfontein decreased from 10.1% to 3.8% in fiscal 2017 and Harmony decreased from 21.1% in fiscal 2016 to 19.4%, these decreases mainly due to lower estimated profitability.
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

Other Financial Information
Export Sales
All of our gold produced in South Africa during fiscal 2016 to 2018 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2018. All of our gold produced in PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2018”.
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

	Fiscal year ended June 30,
	2018	2017	2016
	($ in millions)
Operating cash flows	303	280	312
Investing cash flows	(658)	(249)	(180)
Financing cash flows	320	(29)	(114)
Foreign exchange differences	(9)	8	(21)
Total cash flows	(44)	10	(3)
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

Net cash generated by operations increased from US$280 million in fiscal 2017 to US$303 million in fiscal 2018. This is mainly due to the inclusion of the Moab Khotsong operations in fiscal 2018 offset by a temporary cut in production at Hidden Valley.
Net cash generated by operations decreased from US$312 million in fiscal 2016 to US$280 million in fiscal 2017. This is mainly due to the income tax paid during fiscal 2017 as a result of the increase in current tax primarily due to gains on derivatives.
Investing
Net cash utilized by investing activities was US$658 million in fiscal 2018, an increase from US$249 million in fiscal 2017. The increase relates largely to the acquisition of the Moab Khotsong operations. This was further supplemented by additions to property, plant and equipment of US$355 million in fiscal 2018, compared with US$286 million in fiscal 2017.
On October 19, 2017, Harmony announced that it would acquire Anglogold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure for a cash consideration of the Rand equivalent of US$300 million. The Moab Acquisition was approved by Harmony’s shareholders on February 1, 2018 and became effective as of March 1, 2018.
The assets and liabilities were acquired by Harmony Moab Khotsong Operations Proprietary Limited, a wholly-owned subsidiary of Harmony. The assets acquired and liabilities assumed constitute a business as defined by IFRS 3 Business Combinations and the purchase price allocation process has been finalized. Refer to note 14 "Acquisitions and Business Combinations" of our consolidated financial statements for further details.
The acquisition of the Moab Khotsong operations resulted in the recognition of goodwill to the amount of US$23 million. The goodwill is attributable mainly to the skills and technical talent of the Moab Khotsong operations' work force and the synergies expected to be achieved from integrating the Moab Khotsong operations into the group's existing mining activities.
Net cash utilized by investing activities was US$249 million in fiscal 2017, an increase from US$180 million in fiscal 2016. The increase relates to the additions to property, plant and equipment of US$286 million in fiscal 2017, compared with US$168 million in fiscal 2016. Offsetting this was the US$33 million cash received on the acquisition of full ownership of Hidden Valley.

Financing
Financing activities generated US$320 million in fiscal 2018, compared with US$29 million utilized in fiscal 2017. The increase in cash generated from financing activities was primarily a result of our need to finance the Moab Acquisition. Dividends of US$12 million were paid during fiscal 2018. The net of borrowings drawn (US$565 million) and borrowings repaid (US$312 million) during fiscal 2018 was US$253 million.
Cash utilized in financing activities amounted to US$29 million in fiscal 2017, a decrease from US$114 million in fiscal 2016. Dividends of US$33 million was paid during fiscal 2017. The net of borrowings drawn (US$54 million) and borrowings repaid (US$50 million) during fiscal 2017 was US$4 million.
US$100 million of the consideration for the Moab Acquisition was funded from Harmony's US$350 million three-year syndicated term loan and revolving credit facilities. The remaining US$200 million was initially funded through Harmony's US$200 million one-year syndicated bridge facility as described below. Harmony repaid US$50 million of the bridge facility in April 2018 from operating cash flows. A further US$100 million of the bridge facility was repaid in June 2018 from the proceeds of the Placing and operating cash flows. US$50 million under the bridge facility was still outstanding on June 30, 2018, which Harmony repaid from the proceeds the ARM Placing subsequent to the end of fiscal 2018, in July 2018. See "- Outstanding Credit Facilities and Other Borrowings" below.
Outstanding Credit Facilities and Other Borrowings
On July 28, 2017, we entered into a syndicated term loan and revolving credit facilities agreement in the amount of up to US$350 million, with Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank NA, Caterpillar Financial Services Corporation, HSBC Bank plc, State Bank of India, The Bank of China and Citibank, NA, with Nedbank Limited and Absa Bank Limited acting as arrangers, and Nedbank Limited acting as facility agent. The syndicated term loan and revolving credit facilities mature on August 15, 2020. Harmony drew down US$175 million on the term facility in August 2017 and a further US$40 million and US$110 million on the revolving facility in November 2017 and February 2018, respectively. As at June 30, 2018 the remaining US$25 million on the revolving facility was available.
The key terms of the syndicated term loan and revolving credit facilities are:
Term facility:            $175 million
Margin on term facility:    3.15% over 3 month LIBOR
Revolving facility:        $175 million
Margin on revolving facility:    3.00% over 3 month LIBOR
Maturity            Three years from close
Security            Certain shares and claims

On February 20, 2017 we entered into a Rand revolving credit facility in the amount of up to R1 billion (US$85.2 million) with Nedbank Limited. Interest accrues at JIBAR plus a margin of 3.15% per annum, with quarterly commitment fee of 0.95%. The Rand revolving credit facility matures in February 2020. R500 million (US$41 million) was drawn down in April 2018 and remains outstanding. As at June 30, 2018, the remaining R500 million (US$36 million) on this facility was available.
On October 18, 2017, we entered into a syndicated bridge facility agreement in the amount of up to US$200 million with UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities Plc, with Nedbank Limited acting as facility agent. The syndicated bridge facility has a term of one year. Harmony drew down US$200 million on this facility in February 2018. Harmony repaid US$50 million of the bridge facility in April 2018 from operating cash flows. A further US$100 million of the bridge facility was repaid in June 2018 from the proceeds of the Placing and operating cash flows. At June 30, 2018, US$50 million on this loan was still outstanding. Harmony repaid the final US$50 million from the proceeds the ARM Placing as well as internal cash resources subsequent to the end of fiscal 2018, in July 2018.
The key terms of the US$200 million one-year syndicated bridge facility are:
Facility:            $200 million
Margin on term facility:    2.5% - 3.5% over 3 month LIBOR
Maturity            Twelve months
Security            Certain shares and claims

See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2018”.
We need to comply with certain debt covenants for the syndicated term loan and revolving credit facilities, the Rand revolving credit facility and the syndicated bridge facility.

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
At the time of entering into the syndicated bridge facility, the Tangible Net Worth to total net debt ratio covenant was renegotiated and relaxed from 6 times to 4 times for the full term of the bridge loan.
We complied with the relevant covenants during fiscal 2018.
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
On December 22, 2014, we entered into a loan facility agreement which was jointly arranged by Nedbank Limited (Nedbank) and Barclays Bank Plc, comprising a revolving credit facility of up to US$250 million. Interest accrued on a day-to-day basis over the term of the loan at a variable interest rate. The facility was repaid on maturity during February 2018.
Capital Expenditures
Total budgeted capital expenditures for fiscal 2019 are US$373 million. See Item 4: “Information On The Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2018:

$’million

Authorized and contracted for[1]	20
Authorized but not yet contracted for	124
Total	144
1     Including our share of the PNG joint operation's capital expenditure of US$4 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next three to six years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Wafi-Golpu. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Risk Factors - Harmony’s operations have limited proved and probable reserves. Exploration for additional reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - D. Exchange Controls”.
The information set forth under the headings:

•	“-Delivering profitable ounces in line with business objectives-Operating performance” on page 88 to 126 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.
C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the headings:

•	“-Delivering profitable ounces in line with business objective-Operating performance” on pages 88 to 126 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.

E. OFF-BALANCE SHEET ARRANGEMENTS
Contractual obligations in respect of mineral tenement leases in PNG amount to US$4 million at June 30, 2018.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2018:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2018 to June 30, 2019	12-36 Months July 1, 2019 to June 30, 2021	36-60 Months July 1, 2021 To June 30, 2023	After 60 Months Subsequent June 30, 2023
	($’million)	($’million)	($’million)	($’million)	($’million)

Bank facilities[1]	455	51	404	—	—
Post-retirement health care[2]	13	—	—	—	13
Environmental obligations[3]	240	—	—	—	240
Total contractual obligations	708	51	404	—	253

[1]
See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings”. The amounts include the interest payable over the terms of the facilities.

[2]
This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2018.

[3]
We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial Review and Prospects - Operating Result - Critical Accounting Policies - Provision for environmental rehabilitation”.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2018:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2018 to June 30, 2019	12-36 Months July 1, 2019 to June 30, 2021	36-60 Months July 1, 2021 To June 30, 2023	After 60 Months Subsequent June 30, 2023
	($’million)	($’million)	($’million)	($’million)	($’million)

Guarantees[1]	45	—	—	—	45
Capital commitments[2]	20	20	—	—	—
Total commitments expiring by period	65	20	—	—	45

1    US$35 million of these guarantees relate to our environmental and rehabilitation obligation.

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of US$144 million has been approved by the board for capital expenditures.
G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on page iii is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:

•	“Board of directors” and “Executive management” on pages 149 to 155 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.

B. COMPENSATION
The information set forth under the heading:

•	“-Leadership and governance-Remuneration report” on pages 156 to 180 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:

•	“-Leadership and governance-Corporate governance” on pages 131 to 149;

•	“-Leadership and governance-Remuneration report” on pages 156 to 180; and

•	“-Leadership and governance-Audit and risk committee chairman’s report” on pages 181 to 186 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:

•	“-Ensuring employee safety and well-being-maintaining stability in our workplace” on pages 51 to 58 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the headings:

•	“-Leadership and governance-Remuneration report” on pages 156 to 180; of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 18, 2018, our issued share capital consisted of 511,751,667 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
Significant changes in the percentage ownership held by major shareholders in the past three years are described below under “-Related Party Transactions”.
A list of the holders that hold 5% or more of our securities as of September 30, 2018 is set forth below:

Holder	Number of shares	Percentage

Deutsche Bank Trust Company Americas [1]	251,102,955	50.2%
ARM Ltd.[2]	74,665,545	14.59%
Private Investors (North America) [3]	67,889,585	13.27%
Van Eck Global [4]	66,966,055	13.09%
Private Investors (Europe) [5]	41,211,183	8.05%

[1]
Deutsche Bank Trust Company Americas has acted as the depositary (“Depositary”) with respect to the ADSs evidenced by ADRs as of October 10, 2011. Holding disclosed represents outstanding ADRs on September 30, 2018.

[2]	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

[3]	Van Eck’s holding of is held in in the form of ADRs and is included in (1) above.

[4]	Private Investors (North America)’s holding includes held in ADR form and is included in (1) above.

[5]	Private Investors (Europe's holding) includes 21,396,676 held in ADR form and is included in (1) above.
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
On March 3, 2011, judgment was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited regarding employees' common-law claims against their employers in respect of compensatable diseases referred to in ODMWA. The judgment allows claimants, such as Mr Mankayi, to institute action against their current and former employers for damages suffered as a result of them contracting occupational diseases which result, amongst others, from their exposure to harmful quantities of dust while they were employed at a controlled mine as referred to in ODMWA. In this regard, should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis, as an example, was contracted as a result of exposure to respirable silica dust while in the employ of Harmony and that it was contracted due to negligence on Harmony's part to provide a safe and healthy working environment. The link between the cause (negligence by Harmony in exposing a claimant to harmful quantities of dust while in its employ) and the effect (the silicosis) will be an essential part of any case. A possibility exists that a court may conclude in future that negligence is no longer a requirement to be proven by the claimant and that the employer is strictly liable for such harm.
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
The consolidated application was heard in October 2015. On May 13, 2016, the Gauteng Local Division of High Court, Johannesburg, ordered the certification of a class action consisting of current and former underground mineworkers who have contracted silicosis and dependents of underground mineworkers who have died of silicosis (silicosis class), and current and former underground mineworkers who have contracted TB, and the dependents of deceased underground mineworkers who died of TB (a tuberculosis class), which classes are to proceed as a single class action against the mining companies cited in the consolidated application. The High Court also ordered that any claimant who has a claim for general damages, and who dies before the finalization of his case, will have such general damages transmitted to the estate of the deceased claimant. The High Court did not make an order on the merits of the claimants' cases or any potential claims to be instituted by the mineworkers or their dependents.
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
The matter was set down to be argued in the Supreme Court of Appeal on March 19, 2018 to March 23, 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled on May 3, 2018. The terms of the settlement agreement are confidential. The settlement agreement must be made an order of court before it can be given effect to. Such an application to court will be brought within the near future.

Individual claims
On May 3, 2013, an individual action was instituted against Harmony by a former employee. The plaintiff subsequently joined one of Harmony's subsidiaries to the action. The plaintiff is claiming R25 million (approximately US$1.9 million) in damages, plus interest, from Harmony, its subsidiary, and another gold mining group of companies. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. The action was subsequently withdrawn against Harmony and its subsidiaries.
During the period September 2011 to June 20, 2018, 12 individual actions were instituted against Harmony by former employees, or dependents of former employees, in which damages are claimed ranging from R500,000 (US$38,000) to R5 million (US$380,000) arising from the alleged contraction of silicosis, alleged exposure to blasting fumes and smoke, or the loss of support following medical incapacitation, or death, of former employees as a result of the alleged contraction of silicosis. All of these actions are being defended. Nine of these actions have been suspended pending the outcome of the appeals presently before the Supreme Court of Appeal in respect of the consolidated application for the certification of a class action.
The Working Group
The Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of ARM Limited, Anglo American SA, AngloGold Ashanti Limited, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labor and the claimants’ legal representatives.
Provision for silicosis settlement
A provision of US$70 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. At June 30, 2018 the provision decreased by US$3 million as a result of changes in estimates, time value of money and the translation from Rand to US dollars.
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
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company-History and Development of the Company-Recent Developments-Developments since June 30, 2018.”

ITEM 9 THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
As of October 18, 2018, there were 1,527 record holders of our 251,956,977 ADRs in the United States.
The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Share (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2014
Full Year	42.47	24.48
Fiscal year ended June 30, 2015
First Quarter	35.21	24.70
Second Quarter	24.15	17.00
Third Quarter	35.50	20.47
Fourth Quarter	24.34	15.59
Full Year	35.50	15.59
Fiscal year ended June 30, 2016
First Quarter	15.85	8.63
Second Quarter	16.25	8.13
Third Quarter	62.30	15.60
Fourth Quarter	59.25	44.99
Full Year	62.30	8.13
Fiscal year ended June 30, 2017
First Quarter	66.65	45.72
Second Quarter	47.05	26.10
Third Quarter	38.80	27.66
Fourth Quarter	37.87	20.68
Full Year	66.65	20.68
Fiscal year ended June 30, 2018
First Quarter	27.90	21.08
Second Quarter	26.35	21.34
Third Quarter	28.13	19.24
Fourth Quarter	28.80	19.80
Full Year	28.80	19.24
July 2018	22.98	20.63
August 2018	23.93	21.17
September 2018	27.50	23.35
As of October 18, 2018	30.27	28.95
On October 18, 2018, the share price of our ordinary shares on the JSE was R 30.00.

Our ADSs, evidenced by ADRs, are listed on the NYSE The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE were as follows:

	NYSE Harmony ADRs ($ per ADR)
	High	Low
Fiscal year ended June 30, 2014
Full Year	4.33	2.36
Fiscal year ended June 30, 2015
First Quarter	3.29	2.16
Second Quarter	2.23	1.53
Third Quarter	3.18	1.67
Fourth Quarter	2.53	1.31
Full Year	3.29	1.31
Fiscal year ended June 30, 2016
First Quarter	1.34	0.60
Second Quarter	1.03	0.53
Third Quarter	3.99	0.93
Fourth Quarter	4.17	2.92
Full Year	4.17	0.53
Fiscal year ended June 30, 2017
First Quarter	4.81	3.35
Second Quarter	3.49	1.89
Third Quarter	2.98	2.08
Fourth Quarter	2.78	1.59
Full Year	4.81	1.59
Fiscal year ended June 30, 2018
First Quarter	2.17	1.59
Second Quarter	1.92	1.62
Third Quarter	2.5	1.67
Fourth Quarter	2.5	1.52
Full Year	2.5	1.52
July 2018	1.72	1.61
August 2018	1.74	1.44
September 2018	1.92	1.66
As of October 18, 2018	2.13	2.06
On October 18, 2018, the closing share price of our ADRs on the NYSE was US$ 2.11.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The Securities Exchange in South Africa
The JSE is the one of the largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R14,083 billion (US$1,028 billion) at June 30, 2018. The mining market capitalization was R1,755 billion (US$128 billion) at June 30, 2018, 12% of the overall JSE market capitalization.
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
As of June 30, 2018, our issued share capital consisted of 500,251,751 ordinary shares with no par value. As of October 18, 2018 our issued share capital consisted of 511,751,667 ordinary shares with a no par value each, of the same class. Our authorized capital is 1,200,000,000 ordinary shares with no par value.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014 which was filed with the SEC on October 23, 2014, is available on the SEC’s website and is incorporated herein by reference.
C. MATERIAL CONTRACTS
Sale Agreement
On October 18, 2017, Harmony entered into a share and asset sale and purchase agreement with AngloGold Ashanti Limited and Coreland Property Investment Company Proprietary Limited (now known as Harmony Moab Khotsong Operations Proprietary Limited) to acquire the Moab Khotsong and Great Noligwa mines, together with certain long life projects and tailings dams for consideration of US$300 million in cash, which was paid in full without any post-closing adjustment. The Moab Acquisition was completed with effect from March 1, 2018.
Syndicated Term and Revolving Credit Facility
On July 28, 2017, Harmony, as borrower, entered into a syndicated term and revolving credit facilities agreement in the amount of up to US$350 million, with Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank NA, Caterpillar Financial Services Corporation, HSBC Bank plc, State Bank of India, The Bank of China and Citibank, NA, with Nedbank Limited and Absa Bank Limited acting as arrangers, and Nedbank Limited acting as facility agent. The syndicated term and revolving credit facilities mature on August 15, 2020.
Under the terms of the syndicated term and revolving credit facilities, Harmony agreed to apply all amounts borrowed by it to repay outstanding liabilities under the US$250 million revolving credit facility entered into in December 2014 and to fund the Group’s exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and costs relating to other strategic objectives outside of South Africa.
The term facility bears interest at 3.15% over three month LIBOR; the revolving facility bears interest at 3.00% over three month LIBOR.
The syndicated term and revolving credit facilities are secured by a cession and pledge over all the shares and claims in certain operating subsidiaries in the Group.
Borrowings under the term and revolving credit facilities are guaranteed by certain operating companies of the Group.
The outstanding balance under the term facility at June 30, 2018 was US$175 million. The outstanding balance under the revolving facility at June 30, 2018 was US$150 million.
Syndicated Bridge Facility
On October 18, 2017, Harmony, as borrower, entered into a syndicated bridge facility agreement in the amount of up to US$200,000,000 with UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities Plc, with Nedbank Limited acting as facility agent. The syndicated bridge facility has a term of one year.
Under the terms of the syndicated bridge facility, Harmony has agreed to apply all amounts borrowed by it directly or indirectly to fund the Moab Acquisition, including all fees, costs and expenses, stamp, registration and other Taxes incurred by Harmony in connection with the Acquisition.
The syndicated bridge facility bears interest at LIBOR plus a margin calculated as follows:

•	2.5% per annum from October 18, 2017 to, but excluding, the date that is six months after October 18, 2017 (the "First Margin Step-up Date");

•	3.0% per annum from the First Margin Step-up Date to, but excluding, the date falling three months after the First Margin Step-up Date (the "Second Margin Step-up Date"); and

•	3.5% per annum from the Second Margin Step-up Date until the date that is twelve months after October 18, 2017.
The syndicated bridge facility is secured by (i) a cession in security given by Harmony over shares in, and loan claims against, Coreland Property Investment Company Proprietary Limited (now known as Harmony Moab Khotsong Operations Proprietary Limited) and (ii) a cession in security given by Harmony over shares in an loan claims against Harmony BEE SPV Proprietary Limited.
Borrowings under the syndicated bridge facility are guaranteed by Coreland Property Investment Company Proprietary Limited (now known as Harmony Moab Khotsong Operations Proprietary Limited).
The outstanding balance under the syndicated bridge facility at June 30, 2018 was US$50 million. All amounts outstanding were repaid subsequent to the end of fiscal 2018, in July 2018.
Third Amended and Restated Rand Revolving Credit Facility Agreement
On February 20, 2017 Harmony, as borrower, entered into a Rand revolving credit facility in the amount of up to R1 billion with Nedbank Limited. The Rand revolving credit facility amended and restated the R1.3 billion agreement revolving credit facility agreement entered into on or about December 20, 2013, as amended and restated on or about February 5, 2015 and on or about June 30, 2016, and as further amended on or about December 23, 2016. Interest accrues at JIBOR plus a margin of 3.15% per annum, with a quarterly commitment fee of 0.95%. The Rand revolving credit facility matures in February 2020.
Under the terms of the Rand revolving credit facility, Harmony agreed to apply all amounts borrowed by it to repay outstanding liabilities under the R2.25 billion facility entered into in December 2009 and for ongoing general corporate costs, working costs and working capital requirements of the Group.
The Rand revolving credit facility is secured by a cession and pledge over all the shares and claims in certain operating subsidiaries in the Group.
Borrowings under the Rand term and revolving credit facility are guaranteed by certain operating companies of the Group.
R500 million was outstanding under the Rand term and revolving credit facility at June 30, 2018.
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
These comments relate to exchange controls in force at June 30, 2018. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future.
Government Regulatory Considerations
Shares
A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not, through normal banking channels against settlement in foreign currency or Rand from a non-resident rand account. A foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the Company is not listed on the JSE, the SARB must be satisfied that the sale price of any shares reflects fair market value.
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

This summary only applies to US holders that hold ordinary shares or ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service rulings, and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.
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
We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If Harmony were to be treated as a PFIC, US holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Harmony would not be eligible for the reduced rate of tax described below under "Taxation of Dividends". The remainder of this discussion assumes that Harmony is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
Each prospective purchaser should consult his or her tax advisor with respect to the US federal, state, local and non-US tax consequences of acquiring, owning, or disposing of shares or ADSs.
US holders of ADSs
For US federal income tax purposes, a US holder of ADSs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.
Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.

Taxation of Dividends
Distributions paid out of Harmony’s current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any South African withholding tax paid by Harmony with respect thereto, will generally be taxable to you as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Harmony’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from us.
Dividends paid by Harmony generally will be taxable to non-corporate US holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Harmony qualifies for the benefits of the US Treaty, or (ii) with respect to dividends paid on the ADSs, the ADSs are considered to be "readily tradable" on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date.
For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.
Effect of South African Withholding Taxes
As discussed above in "-Taxation-Certain South African Tax Considerations-Dividends", under current law, South Africa imposes a withholding tax of 20% on dividends paid by Harmony. A US holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Harmony.
US holders that receive payments subject to this withholding tax will be treated, for US federal income tax purposes, as having received the amount of South African taxes withheld by Harmony, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US holder from Harmony with respect to the payment.
For purposes of the foreign tax credit limitation, foreign source income is classified in one of two "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Harmony generally will constitute foreign source income in the "passive income" basket.
The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.
Taxation of a Sale or other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. Your tax basis in an ordinary share or ADS will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under "-Taxation of Dividends" and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.
Foreign currency received on the sale or other disposition of an ordinary share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase ordinary shares or upon exchange for US dollars) will be US source ordinary income or loss.
To the extent you incur STT in connection with a transfer or withdrawal of ordinary shares as described under "-Certain South African Tax Considerations-Securities Transfer Tax" above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.
Information with Respect to Foreign Financial Assets
US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000, or US$75,000 at any time during the taxable year, are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in foreign entities. US holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.

US Information Reporting and Backup Withholding Rules
Payments of dividends and other proceeds with respect to ordinary shares or ADSs by US persons will be reported to you and to the Internal Revenue Service as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.
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
This Harmony 2018 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2018. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
No material on the Harmony website forms any part of this Harmony 2018 Form 20-F.
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
In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, we account for our derivative financial instruments as hedging transactions if the following criteria are met:

•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur, and

•	in the case of a cash flow hedge, the hedging instrument is expected to be highly effective.
During fiscal 2018 and 2017, we designated the majority of the Rand gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See ‘Commodity Price Sensitivity’ below.
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

Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contract that fixes the forward exchange rate. At June 30, 2018, the nominal amount of the zero cost collars is US$252 million spread over a 12-month period with a weighted average cap price of US$1=R14.54 and weighted average floor price of US$1=R13.69. Additionally at June 30, 2018 Harmony had open foreign exchange forward contracts which had a nominal amount of US$273 million spread over a 24-month period at an average exchange rate of US$1 = R13.95.
Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2018 and 2017, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars, which reduces operating margins and net income from our operations. Depreciation of the Rand and other non-US currencies against the US dollar reduces these costs when they are translated into US dollars, which increases operating margins and net income from our operations. See Item 3:“Key Information - Exchange Rates” and “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: “Key Information - Risk Factors - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. The limits set by the Board are for 20% of the Group’s total production from gold and 25% from silver over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. Subsequent to the fiscal year end the limit set on silver production was increased from 25% to 50% over a 24-month period. In addition, Harmony's hedging policy permitted up to 15% of US$/ZAR exposure to be hedged. Subsequent to year end this limit has been increased to 25% over 24 months.
Harmony has designated the majority of the Rand gold forward sale contracts as cash flow hedging instruments and applied hedge accounting to these transactions as we believe they are effective hedges. The effective unrealized portion of the gains and losses before maturity are recorded in other comprehensive income. The realized gains and losses of the matured contracts are recorded in revenue. The US$ gold forward sale contracts and the silver zero cost collars have not been designated as hedging instruments and the gains and losses from these transactions are recorded in profit or loss.
Commodity Sales Agreements
At June 30, 2018, the open Rand gold forward sale contracts amounted to 300,000 ounces spread over 24 months at an average of R639,000/kg. The open US$ gold forward contracts amounted to 96,000 ounces spread over 18 months at an average of US$1,318/oz. The open US$ silver zero cost collars amounted to 750,000 ounces spread over 15 months with a weighted average floor of US$17.19/oz and a weighted average cap of US$18.19/oz.
At June 30, 2017, the open Rand gold forward sale contracts amounted to 324,000 ounces spread over 24 months at an average of R693,437/kg. The open US$ gold forward contracts amounted to 64,000 ounces spread over 18 months at an average of US$1,276/oz. The open US$ silver zero cost collars amounted to 970,000 ounces spread over 18 months with a weighted average floor of US$17.10/oz and a weighted average cap of US$18.10/oz.
We did not have any forward commodity sales agreements in place during fiscal 2016.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis-borrowings
A change of 100 basis points in interest rates on borrowings at June 30, 2018, 2017 and 2016 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2018	2017	2016
	($ in millions)
Increase in 100 basis points	(4)	(2)	(2)
Decrease in 100 basis points	4	2	2
Sensitivity analysis - financial assets
A change of 100 basis points in interest rates on financial assets at June 30, 2018, 2017 and 2016 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2018	2017	2016
	($ in millions)
Increase in 100 basis points	4	2	2
Decrease in 100 basis points	(4)	(2)	(2)
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
Fees and payments made by the Depositary
The Depositary has agreed to reimburse Harmony for expenses Harmony incurs that are related to the maintenance expenses of our ADR facility. The Depositary has agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. The amount of reimbursement available to Harmony is not necessarily tied to the amount of fees the Depositary collects from investors.
During the fiscal year ended June 30, 2018, Harmony received net direct and indirect payments of approximately $0.625 million from the Depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2018, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2018.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Harmony’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has excluded Moab Khotsong operations from our assessment of internal control over financial reporting as of June 30, 2018, because it was acquired by the Company in a purchase business combination during the year ended June 30, 2018. Moab Khotsong is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent approximately 9% of consolidated total assets and approximately 8% of consolidated revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2018.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2018, and has concluded that such internal control over financial reporting was effective based upon those criteria.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2018.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2018 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2018 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Ms. Fikile De Buck, independent non-executive chairman of the audit and risk committee, is regarded as being the Company’s “audit committee financial expert” as defined by the rules of the SEC.
In addition, the audit committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Ms. De Buck, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act.

ITEM 16B. CODE OF ETHICS
The information set forth under the heading:

•	“-Leadership and governance-Corporate governance” on pages 130 to 148 of the Integrated Annual Report for the 20-F 2018 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2017	US$	1.690 million
Fiscal year ended June 30, 2018	US$	2.129 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2017	US$	0.001 million
Fiscal year ended June 30, 2018	US$	0.310 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2017	US$	0.041 million
Fiscal year ended June 30, 2018	US$	0.041 million
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:

Fiscal year ended June 30, 2017	US$	0.036 million
Fiscal year ended June 30, 2018	US$	US$nil
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

PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2018 Form 20-F:

•	Index to Financial Statements;

•	Report of Independent Registered Public Accounting Firm; and

•	Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1
Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex11.htm

2.1	Notice to shareholders dated October 25, 2018 in respect of the annual general meeting to be held on December 7, 2018.
2.2
Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009) http://www.sec.gov/Archives/edgar/data/1023514/000095012309053204/u07679exv4w25.htm

4.2
Subscription, Sale and Shareholders’ Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex423.htm

4.3
First Addendum to the Subscription, Sale and Shareholders’ Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex424.htm

4.4
Second Addendum to the Subscription, Sale and Shareholders’ Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex425.htm

4.5
Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex427.htm

4.6
Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex428.htm

4.7
Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex429.htm

4.8
Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex430.htm

4.9
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex431.htm

4.1
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex432.htm

4.11
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex433.htm

4.12
Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex434.htm

4.13
Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex435.htm

4.14
Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex436.htm

4.14
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex437.htm

4.15
Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex438.htm

4.16
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex439.htm

4.16
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex440.htm

4.17
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex441.htm

4.18
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex442.htm

4.18
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex443.htm

4.19
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex444.htm

4.20
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex445.htm

4.21
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex446.htm

4.22
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex447.htm

4.23
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex448.htm

4.24
Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex449.htm

4.25
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex450.htm

4.26
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex451.htm

4.27
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex452.htm

4.28
First Addendum to the Exchange and Sale of Mining Right Portions Agreement dated April 16, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) http://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex453.htm

4.29
Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)
http://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex454.htm

4.31
Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_63.htm

4.32
Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_64.htm

4.33
Second Amendment and Restatement Agreement amongst Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower), African Rainbow Minerals Limited (as Guarantor) and Harmony Gold Mining Company Limited (as Guarantor), dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_67.htm

4.34
Subordination Agreement between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_68.htm

4.35
Share Purchase Agreement between Harmony Gold (PNG Services) Proprietary Limited and Harmony Gold Mining Company Limited and Newcrest International Proprietary Limited and Newcrest Mining Limited, dated September 18, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_69.htm

4.36
The amendment and restatement agreement dated 30 June 2016 entered into amongst the Finance Parties (as defined in the Amended and Restated USD Facility Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the revolving credit facility agreement of up to USD250,000,000 dated 22 December 2014 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto, Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Coordinator and Original Lender) and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent, Coordinator and Original Lender), Nedbank Limited (acting through its London Branch), HSBC Bank plc (acting through its Johannesburg Branch), JPMorgan Chase Bank, N.A., London Branch as original lenders and to which Caterpillar Financial Services Corporation has acceded, as amended and/or amended and restated from time to time, has been, or will be, further amended and restated (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit436amendedandrestat.htm

4.37
The third amendment and restatement agreement dated 24 January 2017 entered into amongst the Finance Parties (as defined in the Third Amended and Restated ZAR RCF Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the ZAR1,300,000,000 revolving credit facility agreement dated 20 December 2013 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender and Facility Agent), as amended and/or amended and restated from time to time, has been, or will be, further amended and restated(incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit437thirdamendedandr.htm

4.38
Harmony Gold Mining Company Limited 2006 Share Plan as amended and approved 25 November 2016 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit438harmonygold2006s.htm

4.39
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.40
Sale Agreement dated October 18, 2017 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (previously known as Coreland Property Investment Company Proprietary Limited)

4.41	Addendum to Sale Agreement dated November 16, 2017 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited
4.42	Second Addendum to Sale Agreement dated February 28, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited
4.43	Extention Agreement dated January 12, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited
4.44	Second Extention Agreement dated February 7, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited
4.45
Term and Revolving Credit Facilities Agreement of up to US$350,000,000 dated July 28, 2017 among Harmony Gold Mining Company Limited, Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank, Caterpillar Financial Services Corporation, HSBC Bank plc, The State Bank of India, Citibank, NA, and the Bank of China

4.46	Bridge Facility Agreement of up to US$200,000,000 dated October 18, 2017 among Harmony Gold Mining Company Limited, UBS Limited, Nedbank Limited, JP Morgan Securities Plc and Absa Bank Limited
4.47	Third Amended and Restated Revolving Credit Facility Agreement of up to R1 billion dated February 20, 2017 among Harmony Gold Mining Company Limited and Nedbank Limited
4.48	ESOP trust deed
4.49	Condition Precedent Waiver Agreement dated February 19, 2018 among AngloGold Ashanti Limited, Harmony Gold Mining Company Limited and Harmony Moab Khotsong Operations Proprietary Limited
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2018 dated October 25, 2018 (adjusted version)
99.1	Consolidated Financial Statements 2018 dated October 25, 2018

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

††
Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2018 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2018 is not deemed to be filed as part of Harmony 2018 Form 20-F.

SIGNATURES
Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Peter Steenkamp
Peter Steenkamp
Chief Executive Officer
Date: October 25, 2018

S-1