Form 20-F/A
period 2018-06-30
HARMONY GOLD MINING CO LTD
filed 2018-11-23
CIK 1023514

As filed with the Securities and Exchange Commission on November 23, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F/A
(Amendment No. 1)

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
Name of Exchange on Which Registered
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 500,251,751 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒  NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☐ NO ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒  NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES ☒  NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
YES ☐ NO ☐

Explanatory Note

Harmony Gold Mining Company Limited is filing this Amendment No. 1 (“Form 20-F/A”) to its annual report on Form 20-F (“Form 20-F”) for the fiscal year ended June 30, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of Harmony Gold Mining Company Limited (as defined in Form 20-F) for that fiscal year as an exhibit to Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

- i -

EXHIBITS

1.1
Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex11.htm

2.1
Notice to shareholders dated October 25, 2018 in respect of the annual general meeting to be held on December 7, 2018 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018). http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit21nom.htm

2.2
Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009) http://www.sec.gov/Archives/edgar/data/1023514/000095012309053204/u07679exv4w25.htm

4.2
Subscription, Sale and Shareholders’ Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex423.htm

4.3
First Addendum to the Subscription, Sale and Shareholders’ Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex424.htm

4.4
Second Addendum to the Subscription, Sale and Shareholders’ Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex425.htm

4.5
Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex427.htm

4.6
Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex428.htm

4.7
Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex429.htm

4.8
Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex430.htm

4.9
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex431.htm

4.1
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex432.htm

4.11
Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex433.htm

4.12
Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex434.htm

4.13
Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex435.htm

4.14
Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex436.htm

4.14
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex437.htm

4.15
Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex438.htm

4.16
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex439.htm

4.16
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex440.htm

4.17
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex441.htm

4.18
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex442.htm

4.18
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex443.htm

4.19
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex444.htm

4.20
Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex445.htm

4.21
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex446.htm

4.22
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex447.htm

4.23
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex448.htm

4.24
Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex449.htm

4.25
Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex450.htm

4.26
Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex451.htm

4.27
Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013) http://www.sec.gov/Archives/edgar/data/1023514/000119312513411617/d612311dex452.htm

4.28
First Addendum to the Exchange and Sale of Mining Right Portions Agreement dated April 16, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014) http://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex453.htm

4.29
Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2014, filed on October 23, 2014)
http://www.sec.gov/Archives/edgar/data/1023514/000119312514379647/d804845dex454.htm

4.31
Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_63.htm

4.32
Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_64.htm

4.33
Second Amendment and Restatement Agreement amongst Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower), African Rainbow Minerals Limited (as Guarantor) and Harmony Gold Mining Company Limited (as Guarantor), dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_67.htm

4.34
Subordination Agreement between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_68.htm

4.35
Share Purchase Agreement between Harmony Gold (PNG Services) Proprietary Limited and Harmony Gold Mining Company Limited and Newcrest International Proprietary Limited and Newcrest Mining Limited, dated September 18, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_69.htm

4.36
The amendment and restatement agreement dated 30 June 2016 entered into amongst the Finance Parties (as defined in the Amended and Restated USD Facility Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the revolving credit facility agreement of up to USD250,000,000 dated 22 December 2014 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto, Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Coordinator and Original Lender) and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent, Coordinator and Original Lender), Nedbank Limited (acting through its London Branch), HSBC Bank plc (acting through its Johannesburg Branch), JPMorgan Chase Bank, N.A., London Branch as original lenders and to which Caterpillar Financial Services Corporation has acceded, as amended and/or amended and restated from time to time, has been, or will be, further amended and restated (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit436amendedandrestat.htm

4.37
The third amendment and restatement agreement dated 24 January 2017 entered into amongst the Finance Parties (as defined in the Third Amended and Restated ZAR RCF Agreement) and the Obligors (listed in Schedule 1 thereto), pursuant to which the ZAR1,300,000,000 revolving credit facility agreement dated 20 December 2013 between, amongst others, Harmony Gold Mining Company Limited as Borrower, the Original Guarantors listed in Part I of Schedule 1 thereto and Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender and Facility Agent), as amended and/or amended and restated from time to time, has been, or will be, further amended and restated(incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit437thirdamendedandr.htm

4.38
Harmony Gold Mining Company Limited 2006 Share Plan as amended and approved 25 November 2016 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit438harmonygold2006s.htm

4.39
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.40
Sale Agreement dated October 18, 2017 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (previously known as Coreland Property Investment Company Proprietary Limited) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit440saleagreement.htm

4.41
Addendum to Sale Agreement dated November 16, 2017 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit441addendumtosaleag.htm

4.42
Second Addendum to Sale Agreement dated February 28, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit442secondaddsaleagr.htm

4.43
Extention Agreement dated January 12, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit443extensionagreeme.htm

4.44
Second Extention Agreement dated February 7, 2018 among Harmony Gold Mining Company Limited, AngloGold Ashanti Limited and Harmony Moab Khotsong Operations Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit444secondextensiona.htm

4.45
Term and Revolving Credit Facilities Agreement of up to US$350,000,000 dated July 28, 2017 among Harmony Gold Mining Company Limited, Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank, Caterpillar Financial Services Corporation, HSBC Bank plc, The State Bank of India, Citibank, NA, and the Bank of China (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit445facilitiesagreem.htm

4.46
Bridge Facility Agreement of up to US$200,000,000 dated October 18, 2017 among Harmony Gold Mining Company Limited, UBS Limited, Nedbank Limited, JP Morgan Securities Plc and Absa Bank Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit446bridgefacilityag.htm

4.47
Third Amended and Restated Revolving Credit Facility Agreement of up to R1 billion dated February 20, 2017 among Harmony Gold Mining Company Limited and Nedbank Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit447thirdamendedrcf.htm

v

4.48
ESOP trust deed (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit448esoptrustdeed.htm

4.49
Condition Precedent Waiver Agreement dated February 19, 2018 among AngloGold Ashanti Limited, Harmony Gold Mining Company Limited and Harmony Moab Khotsong Operations Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit449beecpwaiveragree.htm

8.1
Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit81significantsubsid.htm

†12.1
Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit121petersteenkamp.htm

†12.2
Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit122frankabbott.htm

†13.1
Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit131petersteenkamp.htm

†13.2
Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit132frankabbott.htm

††15.1
Integrated Annual Report for the 20-F 2018 dated October 25, 2018 (adjusted version) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit151integratedannual.htm

99.1
Consolidated Financial Statements 2018 dated October 25, 2018 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, filed on October 25, 2018) http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit991groupfin30june20.htm

†
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

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the Form 20-F/A on its behalf.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director
Date: 23 November 2018

S-1