Form 20-F
period 2019-06-30
HARMONY GOLD MINING CO LTD
filed 2019-10-24
CIK 1023514

As filed with the Securities and Exchange Commission on October 24, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2019
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
Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1759
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, with no par value per share*	n/a*	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share	HMY	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 539,841,195 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒  NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☒  NO ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒  NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES ☒  NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
YES ☐ NO ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2019 (“Harmony 2019 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony Integrated Annual Report 2019 included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2019”) is incorporated by reference into the Harmony 2019 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2019 is not deemed to be filed as part of the Harmony 2019 Form 20-F.
Only (i) the information included in the Harmony 2019 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2019 that is expressly incorporated by reference in the Harmony 2019 Form 20-F and (iii) the exhibits to the Harmony 2019 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2019 which is not referenced in the Harmony 2019 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
Financial and other material information regarding Harmony is routinely posted on and accessible at the Harmony website, www.harmony.co.za. No material referred to in this annual report as being available on our website is incorporated by reference into, or forms any part of, this annual report. References herein to our website shall not be deemed to cause such incorporation.

- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2019 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC’s Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information - Risk Factors - Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and relevant commodity prices. As a result, metals produced in future may differ from current estimates.”
This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included in this annual report. This glossary may assist you in understanding these terms.
All references to websites in this annual report are intended to be inactive textual reference for information only and information contained in or accessible through any such website does not form a part of this annual report.
PRESENTATION OF FINANCIAL INFORMATION
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This annual report includes our consolidated financial statements prepared in accordance with IFRS presented in the functional currency of the Company, being South African Rand. All financial information, except as otherwise noted, is stated in accordance with IFRS.
Effective July 1, 2018, our presentation currency changed from the US Dollar to the South African Rand, which is the functional currency for the majority of the group’s operations. The functional currency represents the currency of the primary economic environment in which underlying businesses operate. We believe that utilizing a presentation currency that is consistent with the functional currency for the majority of the group’s operations, in which approximately 85% - 90% of our revenue and costs are generated, provides more relevant financial information. The presentation of the results of our operations in US dollar may be difficult to understand as a result of the volatile exchange rate differential between the two currencies, which can distort the results and financial position when comparing the current year to prior years. It should be noted that the functional currencies of the group’s underlying businesses remain unchanged and that foreign exchange exposures will therefore be unaffected by the change.
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram” “all-in sustaining costs”, “all-in sustaining costs per ounce” and “all-in sustaining costs per kilogram”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures”. We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R14.18 per US$1.00 for fiscal 2019, R12.85 per US$1.00 for fiscal 2018 and R13.60 per US$1.00 for fiscal 2017). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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

- ii -

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;

•	estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;

•	estimates of future gold and other metals production and sales;

•	estimates of future cash costs;

•	estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;

•	estimates of provision for silicosis settlement;

•	estimates of future tax liabilities under the Carbon Tax Act (as defined below);

•	statements regarding future debt repayments;

•	estimates of future capital expenditures;

•	the success of our business strategy, exploration and development activities and other initiatives;

•	future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans;

•	estimates of reserves statements regarding future exploration results and the replacement of reserves;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions related to industrial action or health and safety incidents;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;

•
our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions;

•	our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities;

•	potential liabilities related to occupational health diseases;

•
changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights;

•	our ability to protect our information technology and communication systems and the personal data we retain;

•	risks related to the failure of internal controls;

•	the outcome of pending or future litigation or regulatory proceedings;

•	fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies;

•	the adequacy of the Group’s insurance coverage;

•	any further downgrade of South Africa's credit rating; and

•	socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements, and the notes thereto, set forth beginning on page F-1, and with Item 3: “Key Information - Risk Factors” and Item 5: “Operating and Financial Review and Prospects”. Historical results are not necessarily indicative of results to be expected for any future period.
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, presented in the functional currency of the Company, being South African Rand. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and have been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2019 and 2018 and for each of the years in the three-year period ended June 30, 2019 should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2017, 2016 and 2015 and for the years ended June 30, 2016 and 2015 have been derived from our consolidated financial statements, which are not included in this document.
The acquisition of Moab Khotsong was effective March 1, 2018 (see Item 5: "Operating and Financial Review and Prospects - B Liquidity and Capital Resources - Investing"). The results of the operations have been consolidated in the financial statements for fiscal 2018 from the effective date. Subsequent to the provisional preparation of the purchase price allocation, the effective date tax values were finalized, which affected the mineral right value, goodwill and deferred tax. The 2018 comparative amounts were re-presented for this change. See note 2 "Accounting Policies" and note 12 "Acquisitions and Business Combinations" in the consolidated financial statements in Item 18. The measurement period for the purchase price allocation closed during fiscal 2019.
On July 1, 2018, IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers become effective. The adoption did not have a material impact on the consolidated financial statements. See note 2 "Accounting Policies" of the consolidated financial statements in Item 18 for further details.
In fiscal 2019, we voluntarily changed the accounting policy regarding by-products credits, which resulted in a change of the allocation from cost of sales to revenue. As a result we have re-presented our financial statements for the comparative periods. See note 2 "Accounting Policies" in our consolidated financial statements in Item 18.

	Fiscal year ended June 30,
	2019	2018	2017	2016	2015
	(Rand in millions, except per share amounts, cash costs per kilogram and ounce and all-in sustaining costs per kilogram and ounce)
Income Statement Data
Revenue	26,912	20,452	19,494	18,667	15,643
(Impairment)/reversal of impairment of assets	(3,898)	(5,336)	(1,718)	43	(3,471)
Operating profit/(loss)	(2,538)	(4,660)	(944)	1,592	(5,193)
Gain on bargain purchase	—	—	848	—	—
Profit/(loss) from associates	59	38	(22)	7	(25)
Profit/(loss) before taxation	(2,746)	(4,707)	(148)	1,581	(5,240)
Taxation	139	234	510	(632)	704
Net profit/(loss)	(2,607)	(4,473)	362	949	(4,536)
Basic earnings/(loss) per share (SA cents)	(498)	(1,003)	82	218	(1,044)
Diluted earnings/(loss) per share (SA cents)	(500)	(1,004)	79	213	(1,044)
Weighted average number of shares used in the computation of basic earnings/(loss) per share	523,808,934	445,896,346	438,443,540	435,738,577	434,423,747
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	533,345,964	465,319,405	459,220,318	446,398,380	438,091,109
Dividends per share (SA cents)[1]	—	35	100	—	—
Other Financial Data
Total cash costs per kilogram of gold (R/kg)[2]	439,722	421,260	436,917	392,026	369,203
Total cash costs per ounce of gold ($/oz)[2]	965	1,018	1,000	841	1,003
All-in sustaining costs per kilogram of gold (R/kg)[2]	550,005	508,970	516,687	467,611	453,244
All-in sustaining costs per ounce of gold ($/oz)[2]	1,207	1,231	1,182	1,003	1,232
Balance Sheet Data
Assets
Property, plant and equipment	27,749	30,969	30,044	29,919	29,548
Total assets	36,736	39,521	38,883	37,030	36,137
Net assets	22,614	25,382	29,291	28,179	26,753
Equity and liabilities
Share capital	29,551	29,340	28,336	28,336	28,324
Total equity	22,614	25,382	29,291	28,179	26,753
Borrowings (current and non-current)	5,915	5,614	2,133	2,339	3,399
Other liabilities	8,207	8,525	7,459	6,512	5,985
Total equity and liabilities	36,736	39,521	38,883	37,030	36,137

[1]	Dividends per share relates to the dividends recorded and paid during the fiscal year.

[2]
Cash costs per ounce and per kilogram and all-in sustaining costs per ounce and per kilogram are non-GAAP measures. Cash costs per ounce/kilogram and all-in sustaining cost per ounce/kilogram have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce/kilogram and all-in sustaining costs per ounce/kilogram are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar for the US$/ounce measures. Because cash cost per ounce/kilogram and all-in sustaining costs per ounce/kilogram are non-GAAP measures, these measures should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce and per kilogram, all-in sustaining costs and all-in sustaining costs per ounce and per kilogram may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP measures”.

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
Risks Relating to Our Business and the Gold Mining Industry
The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations
Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and been affected by numerous factors, over which Harmony has no control, including:

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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2019, and is still relevant as is evidenced by the strategic risk profile of Harmony.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:

Annual gold price: 2009 - 2019

	Price per ounce (US$)
Calendar year	High	Low	Average
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,372
On October 17, 2019, the afternoon fixing price of gold on the London bullion market was US$1,492/oz.
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
In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate reserves. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Harmony’s investment in gold mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortization, reclamation and closure charges.
Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, Harmony’s revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, Harmony may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange, which it started doing in fiscal 2016 and will continue as long as it is strategically viable. Such hedging strategies may not however be successful, and any of Harmony’s unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce Harmony’s Rand revenues and overall net income, which could materially adversely affect Harmony’s operating results and financial condition.
Harmony's inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors' confidence in the reliability of its financial statements
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Harmony has invested in resources to facilitate the documentation and assessment of its system of disclosure controls and its internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If Harmony were unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of its financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in Harmony. See Item 15: "Controls and Procedures".
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production
As a rule, Harmony sells its gold and silver at the prevailing market price. In fiscal 2017, however, Harmony started a commodity hedging program. These contracts manage variability of cash flows for approximately 20% of the Group’s total production over a two-year period for gold and 50% for silver. These limits can be amended from time to time. Hedging instruments that protect against the market price volatility of gold and silver may prevent us from realizing the full benefit from subsequent decreases in market prices with respect to gold and silver, however, which could cause us to record a mark-to-market loss, thus decreasing our profits. See Item 11: "Quantitative and Qualitative disclosure about market risk".

Harmony’s remaining unhedged future production may realize the benefit of any short-term increase in the commodity prices, but is not protected against decreases; if the gold or silver price should decrease significantly, Harmony’s revenues may be materially adversely affected, which could materially adversely affect Harmony’s operating results and financial condition.
Global economic conditions could adversely affect the profitability of Harmony’s operations
Harmony’s operations and performance depend on global economic conditions. Global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects. A global economic downturn may have follow-on effects on our business. These could include:

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
A further downgrade of South Africa’s credit rating may have an adverse effect on Harmony’s ability to secure financing
The slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings. At the beginning of fiscal 2018, two of the three international ratings agencies, Standard & Poor’s and Fitch Ratings, rated South Africa’s long-term sovereign credit rating as non-investment grade at BB+. In November 2017, Standard & Poor's further downgraded South Africa's sovereign rating to BB with a stable outlook, due to among other things, declining consumption on a per capita basis, economic growth performance that is among the weakest of emerging market sovereigns and income inequality. In November 2017, Fitch Ratings affirmed South Africa’s sovereign credit rating of BB+ with a negative outlook. In March 2018, Moody's affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable. In May 2018, Standard & Poor’s affirmed its BB sovereign credit rating of South Africa with a stable outlook, however post year end in July 2019, the outlook was downgraded again to negative. Further downgrading of South Africa’s credit ratings by any of these agencies may adversely affect the South African mining industry and Harmony’s business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
Estimations of Harmony’s reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices. As a result, metals produced in future may differ from current estimates
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in Harmony’s deposits and stockpiles. They represent the amount of metals that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”) and the SEC's Industry Guide 7. Calculations of Harmony’s mineral reserves are based on estimates of:

•	future cash costs;

•	future commodity prices;

•	future currency exchange rates; and

•	metallurgical and mining recovery rates.
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

Harmony’s operations have limited proved and probable reserves. Exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
Harmony’s operations have limited proved and probable reserves, and exploration and discovery of new resources and reserves are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves risks including those related to:

•	locating orebodies;

•	geological nature of the orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.
Harmony’s exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in resources or proved and probable reserves. To access additional resources and reserves, Harmony will need to complete development projects successfully, including extensions to existing mines and, possibly, establishing new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. Harmony typically uses feasibility studies to determine whether to undertake significant development projects. These studies often require substantial expenditure. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

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
A failure in our ability to discover new resources and reserves, enhance existing resources and reserves or develop new operations in sufficient quantities to maintain or grow the current level of our resources and reserves could negatively affect our results, financial condition and prospects.
The risk of unforeseen difficulties, delays or costs in implementing Harmony’s business strategy and projects may lead to Harmony not delivering the anticipated benefits of our strategy and projects. In addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
The successful implementation of Harmony’s business strategy and projects depends upon many factors, including those outside our control. For example, the successful management of costs will depend on prevailing market prices for input costs. The ability to grow our business will depend on the successful implementation of our existing and proposed projects and continued exploration success, as well as on the availability of attractive acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.
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
Competition with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets also impact existing operations and potential new developments. Competitors may have greater financial resources, operational experience and technical capabilities - all of which could negatively affect the anticipated costs, which in turn could have a material adverse effect on our operating results and financial condition.

Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in the Independent State of Papua New Guinea (“PNG”) and the Kalgold open pit operation in South Africa. In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 Harmony acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure (the "Moab Acquisition"). See below under "We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners". However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.
Risks associated with pumping water inflows from closed mines adjacent to our operations could adversely affect Harmony’s operational results
Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which could adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
With the Moab Acquisition, Harmony inherited a two-thirds interest in the Margaret Water Company for all pumping and water related infrastructure at its Margaret Water Shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein ("KOSH") basin groundwater in order for Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company) (the only other mining company continuing operating) to remain dry and to prevent flooding of operational areas. Therefore it remains imperative for the shaft to continue pumping water. Flooding in the future resulting from a failure in pumping and water related infrastructure could pose an unpredicted "force majeure" type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition.
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
Fluctuations in input production prices linked to commodities may adversely affect Harmony’s operational results and financial condition
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations, form a relatively large part of the operating costs and capital expenditure of a mining company. Harmony has no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.
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
Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
In South Africa, each of our mining operations depends on electrical power generated by the South African state utility, Eskom Limited ("Eskom"), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions. Although the electricity supply in South Africa had improved prior to this year, Eskom began declaring load shedding in December 2018. The load shedding rose to Stage 4 (short of 4000 MW) in February 2019 and was reinstated in March 2019. Under Stage 4 load shedding, approximately 80% of the country’s demand is met through scheduled load shedding 12 times over a four-day period for two hours at a time, or twelve times over an eight-day period for four hours at a time. Eskom’s inability to fully meet the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout.

Eskom's aging infrastructure, its need to replace or upgrade its power generation fleet and its deferral of routine maintenance due to financial constraints, may adversely affect electricity supply in South Africa. In addition, Eskom's ability to undertake necessary infrastructure and fleet upgrades, on commercially acceptable terms or otherwise, may be limited by the amount of debt it has outstanding, which has increased form R389 billion in fiscal 2018 to R441 billion on August 1, 2019. Any blackouts or other disruptions to power supply could have a material adverse effect on our business, operating results and financial condition.
Although management has been able to comply with the curtailment requirements in response to the load curtailment events experienced in our 2019 fiscal year and the first quarter of fiscal 2020 without incurring material production losses, there can be no guarantee that we will be able to comply with such curtailment requirements without incurring material production losses in the future. During the period of load shedding, Eskom used a significant amount of diesel to run its gas turbines and called on large power users to curtail their power demand. In addition, although Eskom applied to the National Energy Regulator of South Africa (“NERSA”), which regulates tariffs, for a 19.9% average increase in electricity tariffs for Eskom’s 2018 to 2019 financial year, NERSA granted Eskom a 5.2% electricity tariff increase for this period. Eskom has expressed concern that this increase may not be adequate to prevent future electricity interruptions and indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase.
In addition to supply constraints, labor unrest in South Africa has before, and may in future, disrupt the supply of coal to power stations operated by Eskom, or the operation of the power stations directly, and result in curtailed supply. For example, in June 2018, during wage negotiations with the National Union of Mines ("NUM"), workers embarked on an illegal strike which resulted in power constraints and load curtailment. Despite the fact that Eskom has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, Eskom has warned that power constraints will continue.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full-state ownership will be maintained, the unbundling is expected to result in the separation of the Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. It is expected that this process will take time to implement, causing continued poor reliability of the supply of electricity and an instability in prices and a possible tariff increase above inflation, which are expected to continue through the unbundling process. Should Harmony experience further power tariff increases, its business operating results and financial condition may be adversely impacted.
As mentioned above, although Eskom applied to NERSA for a 19.9% average increase in electricity tariffs for Eskom’s 2018/2019 financial year, NERSA granted Eskom a 5.2% electricity tariff increase for this period. In 2018, NERSA granted Eskom an additional 4.4% tariff increase adjustment from the Regulatory Clearing Account ("RCA") for the 2019/2020 financial year. As mentioned above, Eskom has indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase and recently filed court papers to challenge the 4.4% tariff increase in the RCA ruling. In the same period, Eskom submitted their multi-year price determination application to NERSA for the 2018/2019 financial year to the 2021/2022 financial year, initially requesting 15% for these years. The application was later revised to 17%, 15% and 15% for the 2019/2020, 2020/2021 and 2021/2022 financial years, respectively. In March 2019, NERSA awarded Eskom tariff increases of 9.4% (effectively 13.8% when combined with the previously agreed 4.4% increase that comes into effect April 2019), 8.1% and 5.2%, for the 2019/2020, 2020/2021 and 2021/2022 financial years, respectively. NERSA also announced the approval of R3.869 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs. The recovery period from the consumer is yet to be determined.
Eskom is also expected to submit to NERSA requests for three RCA applications for the 2014/2015, 2015/2016 and 2016/2017 fiscal years, amounting to nearly R66 billion. Should all three applications be granted and included in the tariff increase request in one year, this could result in approximately a 34% tariff increase. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.
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
Also, see Item 5:“Operating and Financial Review and Prospects - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners
In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 Harmony acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition.

Acquiring new gold mining operations or entering into other business combination transactions involves a number of risks including:

•	our ability to identify appropriate assets for acquisition and/or to negotiate an acquisition or combination on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	the changing regulatory environment as it relates to the Mining Charter (as defined below) and the general policy uncertainty in South Africa;

•	difficulties in maintaining our financial and strategic focus while integrating the acquired business;

•	problems in implementing uniform quality, standards, controls, procedures and policies;

•	management capacity, and skills to supplement that capacity, to integrate new assets and operations;

•	increasing pressures on existing management to oversee an expanding company; and

•
to the extent we acquire mining operations or enter into another business combination transaction outside South Africa, Australia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.

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
In addition, to the extent that Harmony participates in the development of a project through a joint venture or other multi-party commercial structure, there could be disagreements, legal or otherwise or divergent interests or goals among the parties, which could jeopardize the success of the project, particularly if Harmony does not have full management control over the joint venture. There can be no assurance that any joint venture will achieve the results intended and, as such, any joint venture could have a material adverse effect on our revenues, cash and other operating costs. See Item 5. "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Investing."
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet, resulting in impairments
Harmony reviews and tests the carrying value of its assets when events or changes in circumstances suggest that this amount may not be recoverable and impairments may be recorded as a result of testing performed.
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
As at June 30, 2019, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges of R3,898 million relating to property, plant and equipment and other assets were recorded in fiscal 2019. If management is required to recognize further impairment charges, this could affect Harmony’s results of operations and financial condition. See Item 5: “Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Impairment of Property, Plant and Equipment” and “- Carrying Value of Goodwill.”

Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);

•	processing plant fire and explosion;

•	critical equipment failures;

•	accidents and fatalities; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls or slope failures;

•	processing plant fire and explosion;

•	accidents associated with operating large open-pit and rock transportation equipment;

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations; and

•	major equipment failures.
Hazards associated with construction and operation of waste rock dumps and tailings storage facilities include:

•	accidents associated with operating a waste dump and rock transportation;

•	production disruptions caused by natural phenomena, such as floods and droughts and weather conditions, potentially exacerbated by climate change;

•	dam, wall or slope failures; and

•	contamination of ground or surface water.
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
The nature of our mining operations presents safety risks
The environmental and industrial risks identified above also present safety risks for Harmony’s operations and our employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony’s results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce -Safety and health” on pages 33 to 49.
Illegal and artisanal mining, including theft of gold and copper bearing material, and other criminal activity at our operations could pose a threat to the safety of employees, result in damage to property and could expose the Company to liability
The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to Harmony’s properties, including by way of pollution, underground fires, operational disruption, project delays or personal injury or death, for which Harmony could potentially be held responsible. Illegal and artisanal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.

Illegal and artisanal mining (which may be by employees or third parties) is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures, which can create a complex social and unstable environment.
Criminal activities such as trespass, illegal and artisanal mining, sabotage, theft and vandalism could lead to disruptions at certain of our operations.
Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on Harmony’s financial condition on results of its operations.
Harmony’s insurance coverage may prove inadequate to satisfy future claims against it
Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. Harmony may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, Harmony’s insurance coverage may not cover the claims against it, including for environmental or industrial accidents or pollution, which could have a material adverse effect on Harmony’s financial condition.
Harmony’s operations may be negatively impacted by inflation
Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2017, 2018 and fiscal 2019, inflation was 5.1%, 4.4% and 4.5%, respectively. However, working costs, in particular electricity costs and wages have increased at a rate higher than inflation in recent years, resulting in significant cost pressures for the mining industry. See Item 5: "Operating and Financial Review and Prospects - Operating Results - Electricity in South Africa - Tariffs". Should Harmony experience further electricity or wage increases, its business, operating results and financial condition may be adversely impacted.
The inflation rate in PNG ended fiscal 2017 at 6.6% and 2018 at 4.7%, while the annualized inflation stood at 4.5% at the end of fiscal 2019.
Harmony’s results of operations, profits and financial condition could be adversely affected to the extent that cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.
The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits
Harmony has operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in either of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, political instability, change in legislative, regulatory or fiscal frameworks, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks.
In PNG, a mining legislative review has been commissioned involving various PNG government agencies. The legislation being reviewed includes the PNG Mining Act 1992, PNG Mining (Safety) Act 1977 and applicable regulations. Mineral Policy and mining-specific sector policies including biodiversity offsets, offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy, and the PNG government's right to acquire an interest in a mine discovery, the percentage extent of such right and the consideration payable for it, are also being reviewed. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants regarding the review of current legislation and policy and engaging with the PNG government as part of the response to the governments mining legislation review.
In 2014, the PNG Government instigated a review of the tax regime with a final report issued by the Tax Review Committee in October 2015. Pursuant to the tax regime review, certain adverse changes to the fiscal regime were introduced with effect from January 1, 2017, with the main changes being the introduction of an Additional Profit Tax, the cessation of the double deduction allowance for exploration expenditure, and an increase in the rates of interest withholding and dividend withholding taxes. Further changes, including a Capital Gains Tax, have been indicated to be introduced from 1 January 2020 and draft legislation has been issued for discussion. Harmony, via the Chamber of Mines, has submitted on aspects of the draft legislation.
It is difficult to predict the future political, social and economic environment in these countries, or any other country in which Harmony operates, and the impact government decisions may have on its business.
Actual and potential shortages of production inputs and supply chain disruptions may affect Harmony’s operations and profits
Harmony’s operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls.

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
Harmony’s ability to service its debt will depend on its future financial performance and other factors
Harmony’s ability to service its debt depends on its financial performance, which in turn will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the Company. Various financial and other factors may result in an increase in Harmony’s indebtedness, which could adversely affect the Company in several respects, including:

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
Harmony’s ability to service its debt also depends on the amount of its indebtedness. In order to conclude the Moab Acquisition, Harmony increased its indebtedness. Harmony entered into a US$350 million three-year syndicated term and revolving facility in July 2017, of which US$295 million (R4,167 million) was drawn down and outstanding as of June 30, 2019. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings".
In the near term, Harmony expects to manage its liquidity needs from cash generated by its operations, cash on hand, committed and underutilized facilities, as well as additional funding opportunities. However, if Harmony’s cost of debt were to increase or if it were to encounter difficulties in obtaining financing in the future, its sources of funding may not match its financing needs, which could have a material adverse effect on its business, operating results and financial condition.
Uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our borrowing cost
LIBOR, the London Interbank Offered Rate, is widely used as a reference for setting interest rates on loans globally. We have used LIBOR as a reference rate on our US$350 million three-year syndicated term loan and revolving credit facility as well as our US$24 million four-year loan. Combined we had R4,426 million (US$313 million) outstanding on these facilities at year-end.
On July 27, 2017, the UK Financial Conduct Authority, or FCA, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks or submit LIBOR rates after the end of 2021. There is therefore no guarantee the LIBOR reference rate will continue in its current form post 2021. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate, has been proposed by the Alternative Reference Rate Committee, a committee convened by the US Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace US dollar LIBOR.
On August 19, 2019, Harmony and a syndicate of local and international lenders entered into a loan facility agreement, pursuant to which Harmony and the lenders agreed that a new reference rate will be agreed upon by mutual consent. However there is no guarantee that a transition from LIBOR to a new reference rate will not result in market disruptions, and possibly result in increases to our borrowing costs. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources".
Mining companies face strong competition
The mining industry is competitive in all of its phases. Harmony competes with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than Harmony. Competition may increase Harmony’s cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on its financial condition.
We also compete with mining and other companies for key human resources
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, may materially impact on Harmony's ability to achieve their objectives.

Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs, women in mining in South Africa, and the global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be adversely affected. See Item 4. “Information on the Company - Business Overview - Regulation - Labor Relations” and “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce-employee relations” on pages 49 to 56.
In PNG, consideration is being given by government to revisions of local content policy which will severely restrict the utilization of off-shore-based "Fly-In, Fly Out" expatriate employees, and prescribe increased levels of participation by locally-owned businesses in the provision of goods and services. This will adversely affect the capacity of Harmony to engage and retain appropriately skilled human resources, and manage the costs of goods and services to its operations. It will also necessitate the application of additional resources to the construction or provision of housing for residential employees, and the recruiting and training of local landowners and landowner businesses.
Since Harmony’s labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 93% among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations. During 2020, one of our mines based in the Free State, known as Unisel, will reach the end of its economic and operating life which will result in the discontinuation of mining operation on the mine. The mine employs about 850 employees most of whom are expected to be absorbed into other Harmony operations
In October 2018, Harmony concluded a three year wage agreement with unions representing the majority of the Company’s employees. This agreement was extended to all employees irrespective of union affiliation. The Company has experienced a relatively peaceful labor environment since the conclusion and implementation of the said wage agreement. However we are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company - Business Overview - Regulation - Labor Relations”, “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce-employee relations” on pages 49 to 56. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2019 - Operating context - Stakeholder engagement” on pages 24 to 27.
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
In the event that Harmony experiences industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on our business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, mining conditions can deteriorate during extended periods without production, such as during and after strikes; lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect our mines' operating life.
In PNG, the workforce is not significantly unionized. However, operations are subject to disruption as a result of actions taken by landowners and occupants of the land within the area of impact of such operations, including the blockading of access routes to the operations. These disruptions generally arise as a result of grievances with regard to the non-distribution by the State to local communities of mine-derived royalties and other benefits, or in relation to the participation of local businesses in the provision of goods and services to the operations.
HIV/AIDS, tuberculosis and other contagious diseases pose risks to us in terms of productivity and costs
The prevalence of HIV/AIDS and other contagious diseases in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. Compounding this are concomitant infections, such as tuberculosis, that can accompany HIV illness and cause additional health care-related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our results of operations and financial condition. See “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce - Safety and health” on pages 33 to 49.

The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
Harmony’s operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa, the present Mine Health and Safety Act, 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Mining Act 1992, PNG Mining (Safety) Act 1977, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.
There is a risk that the cost of providing health services, complying with applicable regulations, including the Compensation for Occupational Injuries and Diseases Act, 130 of 1993 (“COIDA”) and the Occupational Diseases in Mines and Works Act, 78 of 1973 (“ODMWA”), and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
Harmony has been subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational lung diseases, and could be subject to similar claims in the future. For instance, in May 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa, including Harmony. The action consists of two classes: the silicosis class and the tuberculosis “TB” class. Each class includes mineworkers and dependents whose parents died after contracting silicosis and/or TB while working at the mines. The certification of the class means that the claimants were able to sue the mining companies as a class. While issues, such as negligence and causation, need to be proved by the claimant on a case- by-case basis, such a ruling could expose Harmony to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the class May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled in May 2018. The terms of the settlement is available on the Harmony website. The settlement was subject to certain conditions, including that an unconditional order of court, sanctioning the settlement agreement to make the settlement agreement an order of court, is obtained from the High Court. Such an order was obtained on July 26, 2019, subject to certain conditions which is expected to be fulfilled in December 2019. See Item 8: "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings” and “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce - Safety and health” on pages 33 to 49 for further information. See note 26 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
The Occupational Lung Disease Working Group ("Working Group"), was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals Limited, Anglo American SA, AngloGold Ashanti Limited, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. On July 26, 2019, the Johannesburg High Court approved a R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Working Group and lawyers representing affected mineworkers. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labor and the claimants’ legal representatives.
As a result of the ongoing work of the Working Group and engagements with affected stakeholders since December 31, 2016, Harmony provided for its share of the estimated cost in relation to the Working Group of a settlement of the class action claims and related costs. At June 30, 2019 the provision in Harmony's statement of financial position was R942 million. Harmony believes that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates.
If Harmony or any of its subsidiaries were to face a significant number of additional such claims and the claims were suitably established against it, the payments of compensation to the claimants could have a material adverse effect on Harmony’s results of operations and financial condition. In addition, Harmony may incur significant additional costs, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any), and expenditures arising out of its efforts to resolve any such claims or other potential actions.
Harmony is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Harmony’s operations and profits
In recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Harmony's business, operating results and financial condition.

In December 2017, during its national conference, the African National Congress ("ANC") resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee ("CRC"), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On December 4, 2018, South Africa’s Parliament adopted the CRC’s report dated November 15, 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. While the CRC’s report recommended that such amendment to South Africa’s Constitution be tabled and passed before the South African general elections in May 2019, the ad hoc committee responsible for preparing the bill to amend South Africa’s Constitution has not yet submitted a timeline for meetings or public hearings. On March 13, 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the National Council of Provinces ("NCOP") and signed by the President, among others.
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
The proposed amendment to section 25 of South Africa’s Constitution or any legislation resulting in the expropriation of land or greater government intervention could disrupt our operations, which could have a material adverse effect on our business, operating results and financial condition.
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
Laws governing mineral rights affect our business and could impose significant costs and burdens. Mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in its obligations in respect of such mining rights
Our operations in South Africa and PNG are subject to legislation regulating mineral rights. Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may therefore have an impact on Harmony’s ability to develop or operate its mining interests.
In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - MPRDA” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on May 1, 2004 and transfered ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities to HSDAs who wish to participate in the South African mining industry and advance socio-economic development. We currently continue to comply with the requirements of the MPRDA. Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition and could result in the cancellation or suspension of our mining rights.

On June 21, 2013, the Minister of Mineral Resources and Energy ("Minister") introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”) into Parliament. The South African Department of Mineral Resources (as it then was known, but now is referred to as the Department of Mineral Resources and Energy ("DMRE")) briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the NCOP on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly has referred the MPRDA Bill to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. Cabinet has subsequently supported its withdrawal but Parliament has yet to formally withdraw it. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister's and Cabinet's support for its withdrawal.
There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill not be withdrawn and if it is made law. Among other things, the MPRDA Bill provides that applicants will no longer be able to rely on the "first come, first served" principle when submitting an application for a right, it seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister broad discretionary powers to prescribe the levels of minerals required to be offered to domestic beneficiators for beneficiation. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.
On September 27, 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Mining Charter III"), on which date it also became effective , as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines for the Broad Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Implementation Guidelines") published on the same date. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") and the "amended" Charter gazetted in September 2010 (the "Amended Charter"). Mining Charter III imposes new obligations and increased participation by Historically Disadvantaged South Africans ("HDSAs") in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III is on or before March 31, 2020.
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
While Mining Charter III was effective from September 27, 2018, many of its provisions are vague and untested despite the publication of the Implementation Guidelines for the 2018 Mining Charter in the Government Gazette on December 19, 2018. See Item 4: "Information on the Company - Business Overview -Regulation - Mineral Rights - South Africa - The Mining Charter".
On March 26, 2019, the Minerals Council South Africa (previously the Chamber of Mines) ("MCSA") filed an application for the judicial review and setting aside of certain clauses of Mining Charter III. The MCSA had engaged in ongoing attempts to reach a compromise with the Minister on certain provisions that are problematic for the industry, and which would be detrimental to its sustainability.
The application aligns with the MCSA’s previously stated view that most aspects of Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the North Gauteng High Court in April 2018. The ultimate outcome of the review application and ongoing discussions with the Minister remains uncertain.
Harmony cannot guarantee that it will meet all the targets set out by Mining Charter III. Should Harmony breach its obligations in complying with the MPRDA or Mining Charter III, its existing mining rights in South Africa could be suspended or canceled by the Minister in accordance with the provisions of the MPRDA. It may also influence our ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on our results of operations and financial condition.

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
Permitting of the Wafi-Golpu project has been delayed. The Wafi-Golpu Joint Venture ("WGJV") entered into a Memorandum of Understanding (MOU) with the State in December 2018, targeting a special mining lease ("SML") grant by June 2019. Since the signing of the MOU in December 2018, a legal matter between the provincial and national government has interrupted the permitting process, and continues to do so. The WGJV remains ready to engage with the Government of PNG and the Regulators. At this stage the permitting time line and road map are still to be redefined.
The PNG government has commissioned a review of the mining regime.  Any change to the PNG mining regime may result in the imposition of additional restrictions, obligations, operational costs, taxes or royalty payments that could have a material adverse effect on Harmony's business, operating results and financial condition.
The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants and engaging with the PNG government as part of the industry’s response to the review proposals.
Laws governing health and safety affect our business and could impose significant costs and burdens
In South Africa, the Mine Health and Safety Act, 29 of 1996 ("MHSA") requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment and personal protective equipment. Further, Harmony must ensure compliance with various licenses, permissions or consents that have been issued to it in terms of the various pieces of applicable legislation.
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other applicable legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which Harmony operate, the regulatory authority also issues closure notices for the operation or parts thereof, following the occurrence of an injury or death thereat. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition.
Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in Harmony incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards, which could also have a material adverse effect on our business, operating results and financial condition.
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
We are subject to extensive environmental regulations
As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.
In South Africa, the MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any latent significant environmental impacts manifesting post-closure, notwithstanding the issuance of a closure certificate is issued by the DMRE. This liability will continue until the appropriate authorities have (i) certified that the Company has complied with such provisions or (ii) authorized the transfer of liability to a competent party.
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

The South African government has reviewed requirements imposed on mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than previous laws in South Africa. Examples of such legislation include the MPRDA, the National Nuclear Regulator Act, 47 of 1999, the National Water Act, 36 of 1998 ("NWA") and the National Environmental Management Act, 107 of 1998 (“NEMA”), which include stringent "polluter pays" provisions. The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities. The "financial provision" regulations under NEMA were originally published in November 2015 and amended in October 2016. Further revisions and proposed amendments were published, the most recent of which was dated May 17, 2019. The proposed financial provision regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. Under revisions and amendments proposed in 2019, for instance, Harmony estimated that it may be subject to an increase in the financial provision set aside for mine rehabilitation anywhere between R2.9 – R3.6 billion. Harmony believes that it will realize an additional liability of R37 million for the final closure solution to close the KOSH basin safely and sustainably. Existing mines are also required to comply with the financial provision requirement, and are required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period,which was to expire in February 2019, was extended to February 2020 and, on the basis of recent correspondence from the DEFF may be set to expire in February 2021.
Harmony continues to engage with DEFF and the DMRE regarding matters relating to financial provision including the financial provision regulations, as well as the adjustment of financial provision in respect of the mining operations. There is concern about the ambiguity of the provisions and how they can be operationalized with the prescribed transitional time frames, which may result in misinterpretation, mis-application and potential disputes with DEFF. See note 25 "Provision for environmental rehabilitation" to our consolidated financial statements set forth beginning on page F-1.
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
See “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102 for further discussion on the applicable legislation and our policies on environmental matters.
We face public scrutiny and are under pressure to demonstrate that we pursue sustainable development that benefits the communities and countries in which they operate
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as Harmony, in particular, face increasing public scrutiny of their activities.
Like other mining companies, Harmony is under pressure to demonstrate that while it seeks a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding the operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations and investor withdrawal.
Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to mitigate and/or manage their impact on such communities and the environment. As the impacts of dust generation, waste storage, water quality or shortages may be immediate and directly adverse to those communities, poor environmental management practices, or, in particular, adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. Mining operations must therefore be designed to minimize their impact on such communities and the environment, including by changing mining plans, by modifying operations or by relocating the affected people to an agreed location. Responsive measures may also include restoration of the livelihoods of those impacted. In addition, we are obliged to comply with the terms and conditions of all the mining rights we hold.
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
Delays in projects attributable to a lack of community support or community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore impact Harmony’s reputation, business, operational results and financial condition.

Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations
Greenhouse gases ("GHGs") are emitted directly by Harmony’s operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony’s operations. There are currently a number of international and national measures to address or limit GHG emissions in various phases of discussion or implementation, including the Kyoto Protocol, the Copenhagen Accord and the Paris Agreement, a treaty negotiated at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the "Paris Agreement"). The Paris Agreement, which requires developed countries to set targets for emissions reductions, came into force on November 4, 2016. South Africa ratified the Paris Agreement on April 22, 2016 and endorsed its nationally-determined contribution, which requires that GHG emissions in South Africa peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards. PNG ratified the Paris Agreement on September 21, 2016. Additional measures addressing GHG emissions may be implemented at national or international levels in various countries.
On February 19, 2019, South Africa’s National Assembly adopted the draft Carbon Tax Bill, which was sent to the NCOP to be debated and voted upon and then to the President. The Bill became law and came into effect on June 1, 2019 upon the President’s assent and signature as the Carbon Tax Act, 15 of 2019 ("Carbon Tax Act").
Gas emissions reported to the DEFF for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of R120 per tonne of carbon dioxide equivalent. As such, Promethium Carbon has estimated Harmony’s tax liability due to the carbon tax.
The National Greenhouse Gas Emission Reporting Regulation stipulates that any company with emissions above a specific threshold must report its emissions to DEFF. These thresholds are stipulated in the regulations for various activities.
In addition, the DEFF published the Climate Change Bill, dated June 8, 2018 ("2018 Climate Change Bill"), for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa.
The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEFF. The tax will be phased in over time. The first phase, which ends in 2022, is designed to be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy.
At this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on Harmony’s operational expenses.
South African companies are faced with a changing landscape in terms of non-financial risks like climate change. In the past these risks were only reported, and mitigation strategies were voluntary. However, with the new Carbon Tax Act, government is attempting to curb greenhouse gas emissions with the “polluter pays principle”. Based on published legislation, commentary and governmental information, carbon tax poses a low cost to Harmony until December 31, 2022. From phase 2 onwards, carbon tax might also affect the price of electricity. The Carbon Tax Act is still unclear on various aspects including on how electricity costs will be impacted. However, it is expected that the cost of electricity impact Harmony in phase 2 between R100 million to R 500 million per from fiscal year 2023 to fiscal year 2030.
The Minister of Environmental Affairs as the time noted that government would actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.
From a medium and long-term perspective, we are likely to see an increase in costs relating to our energy-intensive assets and assets that emit significant amounts of GHG as a result of regulatory initiatives in South Africa. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or by affecting our suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and our position relative to industry competitors may change. Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on our business, operating results and financial condition.
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
In addition, Harmony’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages or damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on our results of operations and financial condition
See “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102 for disclosure regarding our GHG emissions.
Our operations in South Africa are subject to water use licenses, which could impose significant costs
Under South African law, Harmony’s local operations are subject to water use licenses that govern each operation’s water use. These licenses require, among other things, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. Our South African operations are lawful users with existing water permits in terms of the Water Act, 54 of 1954 with some having been issued new order water use licenses. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the NWA. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process. A few operations have been issued with draft licenses for review and iteration. Kusasalethu and Kalgold received their water use licenses, subject to certain onerous conditions, which we have applied to be amended and are hopeful will be amended in our favor. For the remaining licenses we anticipate that the conditions of the licenses may require Harmony to consider and implement alternate water management measures that may have a significant cost implication for our business. We intend to work collaboratively with the regional departments to reach an amicable outcome that is in the best interest of the licensee and the national water resource, as any failure on Harmony’s part to achieve or maintain compliance with the requirements of these licenses for any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licenses. Any of these could have a material effect on our business, operating results and financial condition.
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
See “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu and Moab Khutsong, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMRE and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for Harmony, which could be material and have an adverse impact on Harmony’s financial condition.

The financial provision regulations under NEMA published in November 2015 and the proposed revisions and amendments to these regulations the most recent of which was published in May 2019 are likely to affect the amount of financial provision that is set aside for rehabilitation of a mine. These regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. Among other things, the financial provision regulations:

•	require that preliminary and general costs are included in the financial provision calculations;

•	impose VAT (at 15%) on the financial provision calculations;

•	prohibit the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability); and

•	require that funds are retained in perpetuity by the Minister of Minerals and Energy for latent and residual environmental impacts notwithstanding the granting of a closure certificate.
Compliance with the proposed financial provision regulations will result in a significant increase in the required financial provision required by mining companies.  As a result, the financial provision regulations have been strongly opposed by the mining industry. In response to this opposition, revisions and amendments to these regulations have been proposed and DEFF extended the date by which mining companies must comply with the financial provision regulations from February 2019 to February 2020, which date may be extended again to February 2021, pending agreement of amendments to the current regulations and approval by the Minister, as the amended regulations are still in draft form. Harmony is implementing the following steps to ensure that funds are available to top up its financial provision, if necessary:

•	facilitating concurrent rehabilitation;

•	re-purposing infrastructure; and

•	accelerated mine closure rehabilitation where operations have reached the end of its geological life.
Should the regulator require the financial provision regulations be implemented in 2020 and/or should the financial provision regulations, as they may be amended, remain onerous, MCSA has indicated that it will exercise its legal options on these regulations on behalf of the mining industry.
Currently, no provision for any potential liability has been made in our financial statements under the financial provision regulations. If provision needs to be made, and is substantial, this could have a material adverse effect on our results of operations and financial condition.
See “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102.
The use of contractors at certain of Harmony's operations may expose Harmony to delays or suspensions in mining activities and increases in mining costs
Harmony uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the Company does not own all of the mining equipment.
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
Harmony is subject to the risk of litigation, the causes and costs of which are not always known
Harmony is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.
In the event of a dispute, Harmony may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on Harmony's financial performance, cash flow and results of operations.

Harmony is subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R942 million has been recognized at June 30, 2019 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on Harmony’s financial position. For further information, see Item 8: "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings" and "Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being-maintaining stability in our workplace - Safety and health" on pages 33 to 49 for further information. See note 26 "Provision for silicosis settlement" to our consolidated financial statements set forth beginning on page F-1.
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
Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities (national and international)
Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cybercrime and disruptive technologies. The information security management system (“ISMS”) protecting Harmony’s IT infrastructure and network may not prevent future malicious action, including denial-of-service attacks, or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Harmony’s data practices. Complying with these various laws is difficult and could cause the company to incur substantial costs or require it to change its business practices in a manner adverse to its business.
South Africa’s upcoming data protection legislation, the Protection of Personal Information Act, 4 of 2013 ("POPIA") is enacted but not yet in force. Only provisions enabling the appointment of the Information Regulator to regulate, perform functions and exercise powers in connection with POPIA and the making of regulations are in force. Once a commencement date has been announced, organizations will have 12 months within which to become compliant with POPIA. Failure to comply with POPIA may lead to penalties and fines between R1 million - R10 million.
On May 25, 2018 the General Data Protection Regulation ("GDPR") came into force. The GDPR is an EU-wide framework for the protection of personal data of EU based individuals. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.
The failure of a tailings storage facility could negatively impact Harmony’s business, reputation, operating results and financial condition
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes Harmony to certain risks, including the failure of a tailings dam due to events such as high rainfall, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of Harmony's tailings storage facilities could lead to the loss of human life and extensive property and environmental damage.
Harmony maintains measures to manage its dams' safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, Harmony's Code of Practice and undertakes routine reviews by independent consulting companies. Although Harmony has a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings dams or that such potential failure will be detected in advance. In addition, although Harmony generally requires its partners to maintain such systems, we cannot guarantee that our partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.

The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Harmony or individuals) for significant amounts of damages. Furthermore, the elimination of the "conventional" practice of storing wet tailings (e.g. alternatively filtering, "dry" stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the dam failure in Brazil in 2015 and 2019, and Canada in 2014 (neither of which are associated with Harmony) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Harmony operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors.
Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on Harmony's business, operating results and financial condition.
The upgrade of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on Harmony’s results of operations and financial condition
The upgrade and operation of an ERP system is an inherently high-risk initiative due to the potential for cost and time overruns. In addition, if Harmony experiences difficulties with the upgrade and operation of the system, the company’s ability to report and manage technical and financial information could be compromised, which could have an adverse effect on the company’s results of operations and financial condition. Harmony is currently in the project initiation phase with go-live planned towards the end of the 2020 calendar year.
Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside the United States. Substantially all of the assets of these persons and substantially all our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which may be enforced by South African courts provided that:

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
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Laws, regulations and standards relating to accounting, corporate governance and public disclosure, “conflict minerals” and “responsible” gold, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15: “Controls and Procedures” for management’s assessment as of June 30, 2019. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, negative effects on our reported financial results, and adversely affect our reputation
Harmony operates in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks. Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.
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
Compliance with "conflict minerals" and "responsible" legislation and standards could result in significant costs
Stringent standards relating to "conflict minerals" and "responsible" gold that include the US Dodd-Frank Act of 2010, EU Regulation 2017/821 on supply chain due diligence obligations for self-certification for EU importers of gold originating from conflict-affected and high-risk areas, the Organization for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, the World Gold Council Conflict Free Gold Standard and the London Bullion Market Association Responsible Gold Guidance have been introduced.
Any such legislation and standards may result in significant costs to ensure and demonstrate compliance (particularly where standards change rapidly or lack certainty due to court challenges), and may complicate the sale of gold emanating from certain areas. The complexities of the gold supply chain, especially as they relate to "scrap" or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold. As a result of the uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a "conflict mineral" may be too burdensome for the company’s customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on our results of operations and financial condition.
Investors may face liquidity risk in trading our ordinary shares on the JSE Limited
The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9: “The Offer and Listing-Markets-The Securities Exchange in South Africa.”
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
Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony
Securities laws of certain jurisdictions may restrict Harmony’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony. In particular, holders of Harmony securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Harmony unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available. Securities laws of certain other jurisdictions may also restrict Harmony’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Harmony. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Harmony securities.

US securities laws do not require Harmony to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable US company
Harmony is subject to the periodic reporting requirements of the SEC and the NYSE that apply to "foreign private issuers". The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Investors may receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of the Company’s peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in Harmony.
As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
We have an active employee share plan that came into effect in 2006. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for this plan. We have recently approved a Deferred Share Plan as part of our new Total Incentive Plan that will came into effect in 2020. Our shareholders have authorized up to 25,000,000 shares of the issued share capital to be used for this plan.
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through these share plans.
We may not pay dividends or make similar payments to our shareholders in the future
Harmony’s dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other current or future anticipated cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the “Companies Act”) and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future.
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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:

•	“-About this report” on pages 4;

•	“-Corporate profile” on pages 6;

•	“-Creating and sharing value” on page 8;

•	“-Our strategy” on page 14;

•	“-Our business context” on page 23;

•	“-Delivering profitable ounces - Operational performance” on pages 57 to 62; and

•	“-Delivering profitable ounces - Exploration and projects” on pages 62 to 67;
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference. Also see note 20 “Investments in Associates” and note 21 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2019 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content if proxy statements to shareholders. Our corporate website is www.harmony.co.za.

Recent Developments
Developments since June 30, 2019
Since the end of fiscal 2019, the following significant events have occurred:

•
On July 26, 2019, the Johannesburg High Court approved a R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Working Group and lawyers representing affected mineworkers. After a mandatory three-month period, during which potential beneficiaries can opt out of the settlement agreement, the settlement funds will be used to establish the Tshiamiso Trust. The trust will track and trace class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. The approval does not impact on the amount of the provision recognized. See note 26 "Provision for Silicosis Settlement" to our consolidated financial statements set forth beginning on page F-1.

•
On August 19, 2019, Harmony and a syndicate of local and international lenders entered into a loan facility agreement which was jointly arranged by Nedbank Limited and ABSA Bank Limited, comprising a revolving credit facility of up to US$200 million and a term loan of up to US$200 million. The tenor of the US$400 million revolving credit and term loan facility is three years with an option to extend by another one year. The rate for the term loan is LIBOR plus 3.05% and the rate for the revolving credit facility is LIBOR plus 2.90%. Conditions precedent were fulfilled on September 26, 2019 and financial close was on October 2, 2019, with US$5 million (R76 million) being drawn on, resulting in an outstanding balance of US$300 million (R4.6 billion) and undrawn balance of US$100 million (R1.4 billion).

B. BUSINESS OVERVIEW
The information set forth under the headings:

•	“-About this report” on pages 4;

•	"-Creating and sharing value" on page 8;

•	"-Our strategy" on page 14;

•	-"Operating business context" on page 23;

•	"-Stakeholder engagement" on page 24;

•	“-Ensuring employee safety and well-being - maintaining stability in our workforce - Safety and health” on pages 33 to 49;

•	“-Ensuring employee safety and well-being - maintaining stability in our workforce - Employee relations” on pages 49 to 56;

•	“-Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 80 to 102;

•	“-Delivering profitable ounces - Operational performance” on pages 57 to 62; and

•	“-Delivering profitable ounces - Exploration and projects” on pages 62 to 67;
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2019 amounted to R5,037 million, compared with R4,571 million in fiscal 2018 and R3,890 million in fiscal 2017. During fiscal 2019, capital at PNG accounted for 39% of the total, with Tshepong operations accounting for 22%, Moab Khotsong for 11%, Target 1, Doornkop and Kusasalethu each accounting for 6% and Joel accounting for 4% of the total. During fiscal 2018, capital expenditure at PNG accounted for 41% of the total, with Tshepong operations accounting for 22%, Target 1 for 7% and Joel, Doornkop and Kusasalethu each accounting for 6% of the total.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2019, the capital expenditure was funded from the Company’s cash generated by operation. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R4,933 million for capital expenditures in fiscal 2020. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2020
(R’million)
South Africa
Kusasalethu	285
Doornkop	372
Tshepong operations	1,083
Moab Khotsong	730
Masimong	25
Target 1	407
Bambanani	63
Joel	164
Unisel	11
Other - surface	55
International
Hidden Valley[1]	1,521
Total operational capital expenditure	4,716
Wafi-Golpu	217
Total capital expenditure	4,933
1     Includes R1,061 million related to capitalized deferred stripping
Reserves
As at June 30, 2019, we have declared attributable gold equivalent proved and probable reserves of 36.5 million ounces: 17.3 million ounces gold in South Africa and 19.2 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.5 million ounces; and

•	a net decrease of 0.3 million ounces in reserves due to depletion.
We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC Code. In reporting of reserves, we have complied with the SEC's Industry Guide 7.
For the reporting of Mineral Reserves the following parameters were applied:

•	a gold price of US$1,290 per ounce;

•	an exchange rate of R14.11 per US dollar;

•	the above parameters resulting in a gold price of R585,000/kg for the South African assets;

•
the Hidden Valley Operation and Wafi-Golpu project in the Wafi Golpu Joint Venture used prices of US$1290/oz gold (“Au”), US$17.00/oz silver (“Ag”), US$9.00/lb molybdenum (“Mo”) and US$3.00/lb copper (“Cu”) at an exchange rate of US$0.74 per A$;

•
gold equivalent ounces are calculated assuming a US$1,290/oz Au, US$ 3.00/lb Cu and US$17.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and

•
“gold equivalent” is computed as the value of the Company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R585,000 per kilogram (gold price of US$1,290 per ounce and an exchange rate of R14.11 per US dollar);

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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

Our mining operations’ reported total proved and probable reserves as of June 30, 2019 are set out below:

	Mineral Reserves statement (Metric) as at June 30, 2019
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Underground
Bambanani	0.7	11.69	9	—	—	—	0.7	11.69	9
Joel	2.9	4.95	15	1.4	4.87	7	4.4	4.93	22
Masimong	0.6	4.37	3	0.0	3.53	0.1	0.7	4.33	3
Unisel	0.2	4.81	1	0.1	4.13	0.2	0.2	4.65	1
Target 1	3.2	4.38	14	1.5	4.66	7	4.6	4.47	21
Tshepong Operations	20.0	5.87	117	3.8	4.70	18	23.8	5.68	135
Doornkop	5.3	4.92	26	5.6	4.86	27	10.9	4.89	53
Kusasalethu	3.6	6.79	24	0.9	6.67	6	4.5	6.76	30
Moab Khotsong	4.0	7.29	29	2.8	9.70	28	6.9	8.28	57
Total South Africa Underground	40.6	5.86	238	16.2	5.75	93.3	56.7	5.83	331

	Mineral Reserves statement (Metric) as at June 30, 2019
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Surface
Kalgold	9.4	0.87	8	8.9	1.18	11	18.4	1.02	19
Free State Surface-Phoenix	55.8	0.27	15	—	—	—	55.8	0.27	15
St Helena	108.6	0.27	29	—	—	—	108.6	0.27	29
Central Plant	—	—	—	60.5	0.27	16	60.5	0.27	16
WDR Tailings	—	—	—	565.5	0.23	127	565.5	0.23	127
Total South Africa Surface	173.8	0.30	53	634.9	0.24	154	808.8	0.26	207
Total South Africa	214.4		290	651.1		247	865.5		537
Papua New Guinea[2]
Hidden Valley	2.7	0.96	3	13.6	1.91	26	16.3	1.75	29
Hamata	0.0	2.25	0.02	0.4	1.74	1	0.4	1.75	1
Golpu	—	—	—	200.0	0.86	171	200.0	0.86	171
Total Papua New Guinea	2.8	0.97	3.02	213.9	0.93	198	216.7	0.93	201
Total	217.1		293	865.0		445	1,082.2		738

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 tonne = 1,000 kg = 2,204 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,290/oz for gold, US$3.00/lb copper and US$17,00/oz for silver with 100% recovery for all metals.

Gold Equivalents 2

Silver	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Hidden Valley	2.7	1	13.6	5	16.3	6

Copper	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Golpu	—	—	200.0	390	200.0	390
Total Gold Equivalents	2.7	1	213.6	395	216.3	396
Total Harmony including gold equivalents	217.1	294	865	840	1,082.2	1,134
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$17.00/oz for silver, US$3.00/lb for copper, and molybdenum at US$9.00/lb.

Papua New Guinea: Other2

Silver	Proved Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
Hidden Valley	2.7	21.13	58	13.6	30.41	413	16.3	28.85	471

	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1
Copper	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)
Golpu[2]	—	—	—	200.0	1.23	2,450	200.0	1.23	2,450
South Africa

	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]
Uranium	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)
Moab Khotsong Underground	—	—	—	6.9	0.22	1	6.9	0.22	1

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 tonne = 1,000 kg = 2,204 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

Operations gold	Underground Operations		Surface and Massive Mining
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(cmg/t)	(R/Tonne)	(g/t)	(R/Tonne)
South Africa Underground
Bambanani	2,019	3,612	—	—
Joel	803	2,157	—	—
Masimong	973	2,109	—	—
Phakisa	792	2,683	—	—
Target 1	—	—	3.80	2,123
Tshepong	650	2,495	—	—
Unisel	1,163	2,483	—	—
Doornkop	735	2,228	—	—
Kusasalethu	1,100	3,077	—	—
Moab Khotsong	1,727	3,938
South Africa Surface
Kalgold	—	—	0.58	445
Free State Surface	—	—	0.13	44
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.82	44.18
Hamata	—	—	0.85	33.24
Golpu	0.3	26	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining

	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.82	44.18
COPPER
Papua New Guinea
Golpu	0.3	26	—	—
Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).
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

Our Wafi-Golpu project (also in the Morobe Province of PNG) encompasses the Wafi, Nambonga and Golpu deposits. The Wafi deposit comprises sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs associated with an extensive zone of high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Nambonga deposit is a mineralized gold-copper quartz vein array and is located approximately one kilometer north of the Golpu deposit.
The Golpu deposit is a porphyry (diorite) copper-gold deposit, and is located about one kilometer northeast of the Wafi deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.
Our Kili Teke deposit is an advanced exploration proposition located in the Hela Province of PNG. The Kili Teke deposit comprises porphyry style copper-gold mineralization hosted in a multiphase calc-alkaline dioritic to monzonitic intrusive complex. Host rocks comprise interbedded siliciclastics and limestone of the Papuan Fold Belt. Uranium-lead zircon age dating highlight Pliocene age dates in the range of 3.5 ± 0.04 Ma (million year) to 3.59 ± 0.07 Ma for emplacement of the mineralized porphyry phases. Late-mineral porphyry phases have been identified in the drilling and impact grade continuity within the deposit, where they intrude and stope out the earlier more mineralized phases. Overall the geometry of the deposit reflects a relatively steeply plunging, pipe like body, with mineralization decreasing away from the central high grade stockwork zones of copper gold mineralization. Intense marbleization and copper-gold skarn mineralization is developed around the peripheral contact with the host sequence, and variably developed skarn mineralization also occurs along internal structural and contact zones within the complex.
During fiscal 2018 a feasibility study was completed for Target 3. The study will be used in conjunction with our other projects for future decision making on capital allocation and prioritization in Harmony.
Mining and Exploration - Papua New Guinea
Harmony's wholly–owned subsidiary, Morobe Consolidated Goldfields Limited, is the 100% owner of the Hidden Valley mine in Morobe Province. The Company has obligations under compensation agreements with landowners, and various employment and training, local business development and supply and procurement obligations under a Memorandum of Agreement entered into with the State of PNG, Provincial and local governments and the landowner association.
Harmony’s wholly–owned subsidiary, Wafi Mining Limited holds a 50% interest in the Wafi–Golpu Project, through its equal share in various exploration licenses held together with its co-participant in the Wafi-Golpu Joint Venture, Newcrest PNG 2 Limited. Both companies have obligations under compensation agreements with landowners.
On August 25, 2016, the joint venture participants submitted an application for a Special Mining Lease (SML 10) under section 35 of the PNG Mining Act 1992, and various other associated mining tenements. A feasibility study update and revised proposals for development was lodged with the Mineral Resources Authority on March 20, 2018, and on June 25, 2018 an Environment Impact Study was submitted to the Conservation and Protection Authority under the PNG Environment Act 2000.
The feasibility study update provides greater clarity around the infrastructure which will be associated with development of the Wafi-Golpu Project, including the recommended use of deep sea tailings placement as the preferred tailings management solution and the construction of a modular designed power plant.
The Wafi-Golpu Joint Venture participants continue to engage with the PNG government to take forward the SML 10 permitting and approvals process in accordance with PNG law.
Harmony, through its wholly-owned subsidiary Harmony Gold (PNG) Exploration Limited, manages exploration on all of these project areas. Prior to commencement of exploration work programs, the company enters into compensation agreements with landowners on its exploration licenses, in accordance with the PNG Mining Act 1992.
As at June 30, 2019, Harmony’s exploration tenement holding in PNG totaled 894 square kilometers (all titles excluding mining easements and ancillary mining purpose leases). The tenements form three main project areas: 1) Kili Teke in the Hela Province (Harmony 100% owned); 2) A package of tenement encompassing the Hidden Valley District in the Morobe Province (Harmony 100% owned) and; 3) A contiguous package of Exploration Portfolio Joint Venture tenure (Harmony 50% owned) over the area surrounding the Wafi-Golpu Deposit
Regulation
Mineral Rights - South Africa
MPRDA
The MPRDA was promulgated as effective legislation on May 1, 2004 and is the primary legislation regulating the mining industry in South Africa. Pursuant to the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMRE (previously the Department of Mineral Resources) is the government body which, through its regional offices, implements and administers the MPRDA.

Any person (including the owner of the surface rights) who wishes to exploit mineral resources in South Africa is required to first apply for and obtain the appropriate right under the MPRDA. The Minister is authorized to grant or refuse applications for rights under the MPRDA. Provided that an applicant meets all the requirements relating to the right for which the applicant has applied, the Minister is obliged to grant the right. Once the right is granted in terms of the MPRDA and registered in terms of the Mining Titles Registration Act, 16 of 1967, the holder holds a limited real right in respect of the mineral and the land to which such right relates.
In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorization (issued under NEMA), the mining work program and the social and labor plan (the "SLP") approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorization, mining work program and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMRE in accordance with the provisions of the MPRDA and the right. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right.
We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We actively carry out mining and exploration activities in all of our material mineral rights areas in South Africa. In the period following the MPRDA taking effect, we applied for and were granted conversion of all of our "old order" mining rights into "new order" mining rights in terms of the MPRDA.
Our strategy has been to secure all strategic mining rights on a region-by-region basis, which we have achieved as we have secured all “old order" mining rights and validated existing mining authorizations. All mining operations have valid mining rights in terms of the MPRDA and we now have to continue complying with the required monthly, annual and bi-annual reporting obligation to the DMRE.
On June 21, 2013, the Minister introduced the MPRDA Bill into Parliament. The DMRE briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the National Council of Provinces ("NCOP") on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly referred the MPRDA Bill to the NCOP where the Select Committee received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the current President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. The Cabinet subsequently supported the Minister's proposal to withdraw the MPRDA Bill. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister's and Cabinet's support for its withdrawal.
Among other things, the MPRDA Bill would:

•	Concentration of rights
The MPRDA Bill seeks to introduce a system whereby the Minister invites applications for prospecting rights, exploration rights, mining rights, technical co-operation permit, production rights and mining permits in respect of any area of land. Applicants for rights will no longer be able to rely on the "first come, first served" principle when submitting an application.

•	Ownership of tailings created before May 1, 2004
The MPRDA provides that historic tailings are not regulated in terms of the MPRDA; however, the MPRDA Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African government gaining custodianship of historic tailings.

•	Transfers in interests in companies
The MPRDA Bill seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right.

•	Mineral beneficiation
A key change is that the MPRDA Bill seeks to make it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the Minister broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.

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
There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be revised and made law.
The Mining Charter
The South African government has identified the South African mining industry as a sector in which significant participation by HDSAs is required. One of the objects of the MPRDA is to substantially and meaningfully encourage HDSAs to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources. In terms of section 100 of the MPRDA, the Minister was empowered to develop a broad-based socio-economic charter in order to set the framework for targets and time periods for giving effect to these objectives.
Among other things, the Original Charter stated that mining companies agreed to achieve 26% HDSA ownership of South African mining industry assets within 10 years (i.e. by the end of 2014). Ownership could comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans.
The Original Charter was subsequently amended by the Amended Charter which included targets and timelines for HDSA participation in procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation). It required mining companies to achieve the following, among others, by no later than December 31, 2014:

•	have a minimum effective HDSA ownership of 26%;

•
procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure);

•
ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities;

•
achieve a minimum of 40% HDSA demographic representation at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

•	invest up to 5% of annual payroll in essential skills development activities; and

•
implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

In addition, mining companies were required to monitor and evaluate their compliance with the Amended Charter and submit annual compliance reports to the DMRE. The "scorecard" attached to the Amended Charter made provision for a phased-in approach for compliance with the above targets over the five year period ending on December 31, 2014. For measurement purposes, the scorecard allocated various weightings to the different elements of the Amended Charter. Failure to comply with the provisions of the Amended Charter would, according to its provisions, ostensibly amount to a breach of the MPRDA and could have resulted in the cancellation or suspension of a mining company’s mining rights.
Harmony believes that it had complied with the requirements of the Amended Charter by the December 31, 2014 deadline. See “Integrated Annual Report for the 20-F 2019 - Managing Our Social and Environmental Impacts - Mining Charter II Compliance Scorecard” on pages 102 to 104.
In March 2015, the DMRE prepared an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Amended Charter, reporting relatively broad compliance with the non-ownership requirements of the Amended Charter. However, the DMRE did not report the results of compliance with the HDSA ownership guidelines of the Amended Charter and noted that there was no consensus on certain principles applicable to the interpretation of the ownership element.

On March 31, 2015, the MCSA and the DMRE jointly agreed to approach the North Gauteng High Court to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the Amended Mining Charter, including clarity on the status of previous empowerment (i.e., HDSA ownership) transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMRE, or a once-off requirement as argued by the MSCA, on the “once empowered always empowered” principle. The MCSA and the DMRE filed papers in court (the "Main Application") and the matter was placed on the roll to be heard on March 15, 2016. On February 16, 2017, the High Court postponed the hearing of the application indefinitely to allow the MCSA and the South African government to engage in further discussion on this matter.
The Minister published the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 ("2017 Mining Charter") which came into effect on June 15, 2017. The MCSA launched an urgent application in the High Court of South Africa, Gauteng Division, Pretoria to interdict the implementation of the 2017 Mining Charter (the "Interdict Application") pending a judicial review application on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMRE in developing the 2017 Mining Charter had been seriously flawed (the "2017 Review Application"). However, the Minister and the MCSA reached an agreement on September 13, 2017 under which the Interdict Application did not proceed as the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the 2017 Review Application by the MCSA. The 2017 Review Application was subsequently indefinitely postponed by agreement between the DMRE and the MCSA on the basis that the MCSA had entered into a new round of discussions with the President of South Africa, Cyril Ramaphosa, and the Minister. On February 19, 2018, the Gauteng Division High Court ordered that the DMRE and the MCSA also involve communities affected by mining activities in these new discussions relating to the 2017 Mining Charter.
When the 2017 Mining Charter was published, the MCSA re-enrolled the Main Application for hearing and the High Court hearing was held in December 2017.
On April 4, 2018, the North Gauteng High Court delivered its judgment in this matter (the "Judgment"). The effect of the Judgment is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMRE cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMRE seeks to enforce were made a term or condition of the mining right. The Court also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed in terms of section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorized. On April 19, 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s judgment. If the DMRE’s appeal is successful, then existing and new holders of mining rights would be obliged to restore HDSA percentage ownership where it has fallen below 26%, which may require, among other things, a further issuance of Harmony shares to comply with the new ownership requirements.
On September 27, 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III is on or before March 31, 2020.
Some of the material changes introduced by Mining Charter III include:

•
in relation to existing mining rights, the continuing consequences of historical black economic empowerment transactions will be recognized and existing right holders will not be required to increase their HDSA shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDSA ownership or where they achieved the 26% HDSA ownership but their HDSA shareholder has since exited;

•
in relation to the renewal and transfer of existing mining rights, historical BEE credentials will not be recognized and mining companies will be required to comply with the ownership requirements in relation to new mining rights (see below);

•
in relation to new mining rights (granted after September 27, 2018) mining companies must have a minimum of 30% BEE shareholding distributed as follows: a minimum of 5% non-transferable carried interest to qualifying employees; a minimum of 5% non-transferable carried interest to host communities, or a minimum 5% equity equivalent benefit; and a minimum of 20% to a BEE entrepreneur, 5% of which must preferably be for women; "carried interest" is defined as "shares issued to qualifying employees and host communities at no cost to them and free of any encumbrances. The cost for the carried interest shall be recovered by a right holder from the development of the asset";

•
applications for mining rights lodged and accepted prior to September 27, 2018, will be processed in terms of the Amended Charter (i.e. with a 26% HDSA ownership requirement) but with a further obligation to increase their HDSA shareholding to 30% within five years of the granting of the right;

•
BEE shareholding may be concluded at holding company level, mining right level, on units of production, shares or assets and where is concluded at any level other than mining right level, the flow-through principle will apply;

•
the permitted beneficiation off-set of up to 11% against the HDSA ownership requirement contained in the Original Charter and Amended Charter has been reduced to 5% unless it was "claimed" prior to September 27, 2018;

•
a minimum of 70% of total mining goods procurement spend (including non-discretionary expenditure) must be on South African manufactured goods, allocated amongst HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;

•
a minimum of 80% of the total spend on services (including non-discretionary expenditure) must be sourced from South African companies, allocated among HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;

•
mining companies must achieve a minimum representation of HDSAs in the following management positions: 50% on the Board of directors (20% of which must be women), 50% in executive (20% of which must be women), 60% in senior management (25% of which must be women); 60% in middle level (25% of which must be women); 70% in junior level (30% of which must be women) and 60% in core and critical skills. In addition; HDSAs with disabilities must constitute 1.5% of all employees.

•	the Minister may, by notice in the Government Gazette, review Mining Charter III;

•	the ownership and mine community development elements are ring-fenced and require 100% compliance at all times; and

•
a mining right holder that has not complied with the ownership element and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the MPRDA and its mining right may be suspended or canceled in accordance with the provisions of the MPRDA.

While Mining Charter III is now effective, there are transitional arrangements in relation to compliance with the procurement and the employment equity element targets.
On March 26, 2019, the MCSA instituted judicial review proceedings in High Court of South Africa for an order reviewing and setting aside certain provisions of Mining Charter III. The provisions challenged by the MCSA relate to those which, among other things:

•	provide that mining right holders must at all times comply with the ownership requirements imposed under Mining Charter III;

•	stipulate that the continuing consequences of historic empowerment transactions will not be recognized if existing mining rights are renewed or transferred to third parties;

•	impose the procurement thresholds for goods and services; and

•	indicate that the Minister may invoke the sanctions prescribed under the MPRDA, if a mineral right holder fails to comply with the threshold requirements imposed under the Charter.
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the North Gauteng High Court in April 2018. The ultimate outcome of the review application and ongoing discussions with the Minister remains uncertain. The MCSA's application is likely to be heard on or about September 4, 2019 if it is unopposed.
The Royalty Act
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2019, the average royalty rate for our South African operations was 0.7% of the gross sales leviable amount.
The BBBEE Act and the BBBEE Amendment Act
The BBBEE Act, 53 of 2003 (the "BBBEE Act"), which came into effect on April 21, 2004, established a national policy on broad-based black economic empowerment with the objective to (i) remedy historical racial imbalances in the South Africa economy and (ii) achieve economic transformation, by increasing the number of black people who participate in the mainstream South African economy. The BBBEE Act provides for various measures to promote BEE participation, including empowering the Minister of Trade and Industry to issue Codes of Good Practice (the "BBBEE Codes"), with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. The BBBEE Codes were first published in 2007, and were revised in 2013 (although the revisions only came into effect in 2015). The BBBEE Codes sought to provide a standard framework, in the form of a "generic scorecard", for the measurement of BBBEE across all sectors and industries operating within the South African economy and sought to regularize such sectors and industries by providing clear and comprehensive criteria for the measurement of BBBEE.

On October 24, 2014, the BBBEE Amendment Act, 46 of 2013 (the “BBBEE Amendment Act”) came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favor of the DMRE from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months.
There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and BBBEE Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Original Mining Charter, the Amended Mining Charter and Mining Charter III, which we refer to generally in this section as the "Mining Charter")) govern the implementation of BBBEE, among other things, within the mining industry.
For purposes of the BBBEE Act, the Mining Charter is not a "sector code". It is not clear at this stage how the Mining Charter and BBBEE Codes relate to each other. The government may designate the Mining Charter as a sector code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister for Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption is lifted on October 27, 2016.
On February 17, 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a sector code. This supports the interpretation BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future and, in any event, our view is that the DMRE is likely to continue implementing the Mining Charter and it is unlikely that the DMRE will begin applying the BBBEE Act and BBBEE Codes in administering the MPRDA, since in order to do so will potentially require an amendment of the MPRDA.
Mineral Rights - Papua New Guinea
Mining in PNG is governed by the Mining Act 1992 (PNG). The Act stipulates that all mineral rights are the property of the State of PNG, and subject to the Act, all land is available for exploration and mining. The PNG government issues and administers mining tenements under the Mining Act 1992, through the offices of the PNG Mineral Resources Authority, within the PNG Department of Mining
Mining tenements include:

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
These tenements generally confer exclusive rights on the holder to exercise their rights thereunder. The key difference in PNG is that citizens have the right to carry out non-mechanized mining of alluvial minerals on land owned by them, provided that an alluvial mining lease is obtained and provided there is not already a mining lease or special mining lease over the subject land.
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
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the State and a levy to the PNG Mineral Resources Authority, based on production. Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, written agreements must be entered into with landowners dealing with compensation and, in company with the PNG government as a party, a memorandum of agreement dealing with such other matters as the sharing of royalties and other mining benefits between landowner groups and Provincial and local government entities.

Mineral policy in PNG is administered by the Department of Mineral Policy and Geohazards Management, within the Department of Mining. Harmony is represented on the chamber’s sub-committee and is actively participating in its discussions.The PNG Mining Act 1992 and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG. Harmony continues to engage with the State of PNG through the offices of the Chamber of Mines and Petroleum, and directly with the Minister for Mining and the Mineral Resources Authority.
Health and Safety - South Africa
For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act, 27 of 1956 and then by the Minerals Act, 50 of 1991, which was replaced by the MHSA. The objectives of the MHSA are:

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
The aforesaid subsection was amended by section 30(f) of the Mine Health and Safety Amendment Act, 74 of 2008 by substituting the term “Mineral and Petroleum Resources Development Act” for the term “Minerals Act.” Under the new system, mining authorizations do not exist. However, taking into account section 12 of the Interpretation Act 33 of 1957, the word “authorisation” must be substituted by the words “mining right or mining permit.” Accordingly, the holder of the “mining right or mining permit” is regarded as the employer for the purposes of the MHSA and the regulations binding thereunder. The employer therefore remains responsible to ensure that applicable provisions of the MHSA and the regulations binding in terms thereof, are complied with to ensure the health and safety of persons, as far as reasonably practicable and to prevent damage to property.
The MHSA prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions.
See “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce - Safety and health” on pages 33 to 49.

The Mine Health and Safety Inspectorate ("MHSI") within the DMRE is responsible for the enforcement of the MHSA and the regulations binding in terms thereof and it also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Principal Inspectors of Mines for each region and various Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which include the following:

•
the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof, will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine may lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;

•
the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or the regulations binding thereunder;

•
a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offence has been committed. Any person convicted of an offense in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed; and

•
a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Table 2 of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million Rand per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision of the Chief Inspector of Mines to impose an administrative fine.

Over and above the aforesaid, investigation and/or inquiry proceedings in terms of the MHSA are instituted by the MHSI following an accident or occurrence at a mine, which results in the death of any person.
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
The PNG Mining (Safety) Act 1977 and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG. Harmony continues to engage with the State of PNG through the offices of the Chamber of Mines and Petroleum, and directly with the Minister for Mining and the Mineral Resources Authority.
See “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce - Safety and health” on pages 33 to 49.
Laws and Regulations pertaining to Environmental Protection - South Africa
The following is an overview of the South African environmental laws and regulations which are relevant to our operations in South Africa.

Eight major pieces of legislation presently account for the majority of environmental management of mining operations in South Africa and are discussed in turn below. They are:

•	NEMA;

•	The NWA;

•	The National Environmental Management: Air Quality Act, 39 of 2004;

•	The National Environmental Management: Waste Act, 59 of 2008 ("Waste Act");

•	The National Nuclear Regulator Act, 47 of 1999;

•	The National Environmental: Biodiversity Act, 10 of 2004;

•	MPRDA; and

•	Carbon Tax Act.
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
Depending on the anticipated severity of the impact of undertaking a listed activity, the application process will require either a basic assessment report (“BAR”) or a scoping and environmental impact assessment report (“S&EIR”) to be prepared as part of the application for an environmental authorization. An activity requiring a mining right is considered to have a more severe environmental impact and requires an S&EIR prior to commencement. This listed activity was previously listed in the listing notices published prior to 2014; however, it was never brought into effect. As a result, there was legal debate about the applicability of NEMA Listed Activities to mining and related activities and whether activities which were incidental to mining triggered other related activities under NEMA. Previously the approval of an Environmental Management Programme (“EMPR”) served a relatively similar function under the MPRDA. Clarity has since been brought about by virtue of a number of amendments to NEMA and the MPRDA, as well as the listed activities under NEMA and it was clear that as of December 8, 2014, an environmental authorization is required for the commencement of any activity which requires a mining right or the commencement of any activity which requires a prospecting right. The issue of an environmental authorization is a condition prior to the grant of a prospecting or mining right. The DMRE is the responsible authority for the issuing of an environmental authorization; however, the DEFF remains the appeal authority in respect of any appeals to the issue of an environmental authorization. Applicants are also required to follow stringent requirements in the public participation process to enable consultation with all interested and affected parties.
As part of its application for an environmental authorization the applicant must demonstrate that it has complied with the prescribed financial provisioning requirements in terms of section 24P of NEMA. This means that the holder must set aside funds in the form of cash, financial guarantees and/or investment policies, to serve as security for the discharge of the statutory obligation to undertake concurrent rehabilitation, rehabilitation upon closure and the costs of managing latent and residual post closure impacts. Moreover, every holder of a mining right must assess its environmental liability on an annual basis and must increase its financial provision to the satisfaction of the Minister for Mineral Resources. The holder must also submit an audit report to the Minister on the adequacy of the financial provision from an independent auditor. The Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations ("financial provisions regulations, 2015") were published in the government gazette in November 2015 and now fall under NEMA. The financial provisions regulations, 2015 stipulate procedures for how financial provision is to be made, audited and reviewed and existing mines are also required to comply with these financial provision requirements, which entails such mines undertaking a substantive review and alignment of the quantum of their existing financial provision in accordance with these regulations. These regulations have brought about a number of changes and clarifications to the previous legal regime with the consequent probable and substantial increase in the required quantum of financial provision set aside by existing operations, as well as the corollary increase in the costs associated with adjusting the financial vehicles historically used by mining companies to put up these provisions. This is due to the qualification that latent or residual environmental impacts which may become known in the future now include the pumping and treatment of polluted or extraneous water. The mining industry has raised serious concerns about the intent of, and ability of the DMRE to implement the new regulations. The financial provisions regulations, 2015 were subsequently updated with a new set of draft regulations published in November 2017 for public comment, with a revised compliance deadline of February 20, 2019. Following engagements with the regulator by industry, the implementation might be been deferred to February 2021.

The 2017 draft regulations place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts. In 2019, a revised set of draft regulations were published for comment and although the draft regulations address some concerns, the regulations still include many of the troubling issues of the previous drafts.
The industry and Harmony have commented and continues to engage with the regulator.
Lastly, NEMA imposes a statutory obligation on every person who has caused or is likely to cause significant contamination to take reasonable measures in relation thereto. This duty applies retrospectively to contamination caused prior to 1998. A failure to comply with this duty, as well as the requirement for an environmental authorization can result in significant fines of up to R10 million and/or 10 years imprisonment being imposed. Directives or compliance notices can also be issued under NEMA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation. Directors and certain employees can also be held criminally liable for environmental offences in their personal capacity under NEMA if they fail to take reasonable measures to protect the environment.
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
The Waste Act also regulates contaminated land, whether or not the contamination occurred before the commencement of the Waste Act or at a different time from the actual activity that caused the contamination. Consequently, historic, as well as present or future arising, contaminated land which is identified as an investigation area by the environmental authorities or which is notified as being contaminated by the landowner must be assessed and reported on. The direction of taking monitoring and management measures, or of undertaking site remediation, may follow depending on the level of risk associated with the contamination.
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
Emissions
On February 19, 2019, South Africa’s National Assembly adopted the draft Carbon Tax Bill, which was sent to the NCOP to be debated and voted upon and then to the President. The Bill became law and came into effect on June 1, 2019 upon the President’s assent and signature as the Carbon Tax Act. In addition, the DEFF published the 2018 Climate Change Bill dated June 8, 2018, for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa.
The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHGs emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEFF. The tax will be phased in over time. The first phase, which ends in 2022, is designed to be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy.
Environment - Papua New Guinea
In PNG, there are various laws and regulations relating to protection of the environment which are similar in scope to those of South Africa. The PNG Environment Act 2000 governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects This statement must be lodged with the Conservation and Environment Protection Authority (previously the Department of Environmental Conservation) where, for large projects, it may be subject to an independent peer review prior to endorsement by the Environment Council for review. Public consultation is an integral part of this review.

Other environmental legislation includes the PNG Maritime Zones Act 2015 and the PNG Forestry Act 1991 and Regulations.
A process of legislative review is underway and a number of environmental matters are under consideration, including a Mine Closure Policy which includes the provision of financial assurance for closure costs, and a Biodiversity Mitigation and Offset Policy. Harmony continues to engage with the State of PNG through the offices of the Chamber of Mines and Petroleum, and directly with the Minister for Environment and the Conservation and Environment Protection Authority.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act 66 of 1995 as well as by company and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong operation where National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 58%); the Association of Mineworkers and Construction Union (at 24%); the United Association of South Africa (at 6%) National Union of Metalworkers (4%) and Solidarity (at 2%). About 94% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2019 - Ensuring employee safety and well-being - maintaining stability in our workforce - Employee relations” on pages 49 to 56.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Australian Fair Work Act, 28 of 2009 and the National Employment Standards. Our Australian workforce is not unionized.
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
C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:

•	“-Corporate profile” on page 6
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:

•	“- Managing our Social and Environmental Impacts - Environmental management and stewardship” on pages 80 to 102;

•	“- Delivering profitable ounces - Operational performance” on pages 57 to 62;
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference. Also see note 13 “Property, Plant and Equipment” and note 31 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
Also see Item 4: “Information on the Company - Business Overview -- Reserves”, “- Geology” and “- Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations”.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A. OPERATING RESULTS
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2019 were 44,568 kilograms of gold (1.43 million ounces of gold) excluding capitalized ounces and in fiscal 2019 we processed approximately 25.9 million tonnes of ore. As at June 30, 2019, our mining operations and projects reported total proved and probable reserves of approximately 36.5 million gold equivalent ounces.
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
Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong Operations, Unisel and Hidden Valley; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “All other surface operations”.
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
Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. These reserves are determined in accordance with the SAMREC Code and SEC Industry Guide 7.
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

Depreciation of Mining Assets
Depreciation of mining assets is computed principally by the units-of-production method over the life of mine, based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.
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
Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code. For further discussion on mineral reserves, see “- Gold Mineral Reserves” above.
In fiscal 2019, 2018 and 2017, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves.
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
The relevant statistics for Doornkop have been included below.

		Applicable to the Fiscal Year Ended June 30,
Doornkop		2019	2018	2017
A	Years (life-of-mine plan)	16	18	17
B	Reserves (Tonnes million)	7.0	4.6	4.3
B	Resources (Tonnes million)	12.0	16.9	18.7
D	Total inferred resources (Tonnes million)	5.2	10.6	12.2
E	Inferred resources included in life-of-mine plan (Tonnes million)	5.6	9.5	7.0
F	Future development costs (Rand million)	519	494	358
G	Depreciation expense for the fiscal year
	• As reported (Rand million)	258	185	226
	• Excluding inferred resources (Rand million)	320	336	384
Doornkop’s inferred resources included in the life-of-mine plan is based on the tonnage milled which includes all dilution factors. The tonnes included in life-of-mine plan exceeds the declared inferred resource values as the mineral resource tons does not include any dilution and only reflects the insitu on reef tons.
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2019, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price, silver price and exchange rate assumptions, are as follows:

Fiscal year ended June 30, 2019

	Short term	Medium term	Long term
US$ gold price per ounce	1,325.00	1,310.00	1,290.00
US$ silver price per ounce	15.75	15.75	17.00
Rand/gold price (R/kg)	615,000	600,000	585,000
Rand/US$ exchange rate	14.43	14.25	14.11
US$/Kina exchange rate	3.34	3.34	3.34
The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proved and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an "area of interest" basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
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
During fiscal 2019, we recorded an impairment of property, plant and equipment of R3.9 billion. During fiscal 2018 we recorded an impairment of R5.3 billion as well as an impairment of R1.7 billion in 2017. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2019 would have resulted in impairments as follows:

(R millions)
Tshepong Operations	7,155
Kusasalethu	1,962
Kalgold	39
Hidden Valley	749
Target 1	1,278
Doornkop	1,350
Masimong	105
Moab Khotsong*	2,758
Joel	984
Target 3	337
Other surface operations	178
Target North	291
Unisel	45
Bambanani*	331
*The goodwill balance attributed to this cash generating unit would be reduced to Rnil. See “- Carrying Value of Goodwill” below.
A 10% increase would result in an impairment of R300 million being recorded at Target 3. No other impairments would be recorded.
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
As at June 30, 2019 our goodwill related to the Moab Khotsong and Bambanani cash generating units. Goodwill of R302 million was recognized on acquisition of the Moab Khotsong operations during fiscal 2018. Refer to note 12 "Acquisitions and Business Combinations" of our consolidated financial statements for further details. An impairment of R6 million on goodwill relating to Bambanani, was recorded in fiscal 2019. Impairment on goodwill of R367 million was recorded during fiscal 2018 of which the Tshepong Operations amounted to R326 million and R41 million related to Joel.
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
Cash flow hedge
The Group designates, as cash flow hedges, certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions. The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.
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
Provision for Environmental Rehabilitation
Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. The mining asset is depreciated as discussed above. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against income as incurred. See Item 3: “Key Information - Risk Factors - We are subject to extensive environmental regulations”.

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
See Item 3: “Key Information - Risk Factors - The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future and may be substantial”.
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2019, fiscal 2018 and fiscal 2017. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.
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
Since fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. At year end the limits set by the Board were for 20% of the production from gold over a 24-month period. In response to the increase in the Rand gold price, this limit was temporarily increased to 24% just before year-end to accommodate additional hedging for certain more marginal operations. This increased limit normalizes back to 20% by the end of the 2020 financial year. The limit set by the Board for silver is 50% of the exposure over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
A portion of the production of the South African operations is linked to Rand gold forward sale contracts. The majority of the Rand gold forward contracts have been designated as cash flow hedging instruments and hedge accounting is applied on these contracts. In addition, during 2019 US$ gold forward sale contracts were entered into for the production of the Hidden Valley operation and have been designated as cash flow hedging instruments. Contracts entered before January 1, 2019 were not designated as hedging instruments and the gains/losses are accounted for in profit or loss.
Previously, income from silver and uranium sales were classified as a credit to cost of sales. The increasing significance of by-product income following the acquisition of the additional Hidden Valley interest warrants the by-products to be considered an output of the Group's ordinary activities and therefore income from these products are presented as part of the Group's revenue.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.

Harmony’s Realized Gold Price
In fiscal 2019, the average gold price received by us was R586,653 per kilogram or $1,287/oz. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3: “Key Information - Risk Factors - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”. During fiscal 2019, the depreciation of the exchange rate from R12.85/US$1 in fiscal 2018 to R14.18/US$1 in fiscal 2019 increased the average Rand gold price received. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2019	2018	2017

Average (US$/oz)	1,291	1,297	1,257
High (US$/oz)	1,540	1,355	1,366
Low (US$/oz)	1,178	1,211	1,125
Harmony’s average sales price[1] (US$/oz))	1,287	1,380	1,301
Average exchange rate (R/US$)	14.18	12.85	13.6
Harmony’s average sales price[1] (Rand/kilogram)	586,653	570,709	570,164
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realized gains from the cash flow hedges have been included in revenue.
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
Our US dollar translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See "- Exchange Rates" below. Depreciation of the Rand and other non-US currencies against the US dollar decreases working costs at our operations when those costs are translated into US dollars. See Item 3: “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
All-in sustaining unit costs for the Group increased by 8% to R550,005 per kilogram in fiscal 2019 mainly due to inflationary increases in wages and salaries and electricity tariff increases. In US dollar terms, all-in sustaining unit costs decreased by 2% to US$1,207 per ounce mainly due to the weakening of the average Rand exchange rate against the US dollar by 10% to R14.18 in fiscal 2019.
Our cash costs have increased from R421,260 per kilogram in fiscal 2018 to R439,722 per kilogram in fiscal 2019, mainly due to the impact of increased labor and energy costs and inflationary pressures on supply contracts. In US dollar terms, cash costs decreased from US$1,018 per ounce in fiscal 2018 to US$965 per ounce in fiscal 2019 due to the weakening of the Rand against the US dollar.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- The nature of our mining operations presents safety risks”. We are also exposed to price increases on electricity, which is regulated as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition" and "- Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations".

Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published industry guidance in June 2013 on the calculation of “all-in sustaining costs” and “all in cost” non-GAAP measures, developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in fiscal 2014. The all-in sustaining cost measure is an extension of the existing cash cost measure (refer below) and incorporates costs related to sustaining production.
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation.
Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.
Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces/kilograms produced are used as the denominator in the total cash costs per ounce/kilogram calculation.
Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Papua New Guinean operations, the Kina. All-in sustaining costs, all-in sustaining costs per ounce/kilogram, total cash costs and total cash costs per ounce/kilogram are non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of these measures may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are useful indicators to investors and management of a mining company’s performance as they provide (i) an indication of the cash generating capacities of our mining operations, (ii) the trends in all-in sustaining costs and cash costs as the Company’s operations mature, (iii) a measure of a company’s performance, by comparison of cash costs per ounce/kilogram to the spot price of gold and (iv) an internal benchmark of performance to allow for comparison against other companies.
While recognizing the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce/kilogram produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs.
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Fiscal year ended June 30,
	2019	2018	2017
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	28,869	23,596	19,869
Depreciation and amortization expense	(4,054)	(2,570)	(2,519)
Rehabilitation costs	(33)	(67)	(23)
Care and maintenance costs of restructured shafts	(134)	(128)	(109)
Employment termination and restructuring costs	(242)	(208)	(74)
Share-based payments	(155)	(244)	(391)
Impairment	(3,898)	(5,336)	(1,718)
By-products credits	(766)	(93)	(230)
Other	33	63	58
Capitalized stripping	1,197	167	77
LED costs	99	62	64
Corporate, administration and other expenditure costs	603	582	430
Capital expenditure (OCD)	1,893	1,561	1,346
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	1,101	771	677

Total all-in sustaining costs	24,513	18,156	17,457

Per kilogram calculation:
Kilogram sold[1]	44,568	35,671	33,786
Total all-in sustaining costs per kilogram	550,005	508,970	516,687

Total all-in sustaining costs (US$ million)	1,729	1,412	1,284
Per ounce calculation:
Ounces sold[1]	1,432,890	1,146,850	1,086,231
Total all-in sustaining costs per ounce	1,207	1,231	1,182
1 No production for Hidden Valley was capitalized during the year ending June 2019. Excludes gold sold of 2,021 kilograms (64,976 ounces) that was capitalized in fiscal 2018 and 364 kilograms (11,713 ounces) from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.
The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2019	2018	2017
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	28,869	23,596	19,869
Depreciation and amortization expense	(4,054)	(2,570)	(2,519)
Rehabilitation costs	(33)	(67)	(23)
Care and maintenance costs of restructured shafts	(134)	(128)	(109)
Employment termination and restructuring costs	(242)	(208)	(74)
Share-based payments	(155)	(244)	(391)
Impairment	(3,898)	(5,336)	(1,718)
By-product revenue	(766)	(93)	(230)
Other	(29)	52	7
Gold and uranium inventory movement	112	216	(187)

Total cash costs	19,670	15,218	14,625

Per kilogram calculation:
Kilograms produced[1]	44,734	36,125	33,472
Total cash costs per kilogram	439,722	421,260	436,917

Total cash costs (US$)	1,387	1,184	1,075

Per ounce calculation: Ounces produced[1]	1,438,231	1,161,435	1,076,139
Total cash costs per ounce	965	1,018	1,000
1 No production for Hidden Valley was capitalized during fiscal 2019. Excludes gold sold of 2,068 kilograms (6,499 ounces) that was capitalized in fiscal 2018 and 364 kilograms (11,713 ounces) in fiscal 2017 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2019 before including the effect of the cash flow hedges increased by R39,113 per kilogram to R575,950 per kilogram from R536,837 per kilogram during fiscal 2018. Appreciation of the Rand against the US dollar decreases our revenues, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar increases the revenue, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2019 was R14.13 per US$1.00, compared with R13.81 per US$1.00 as at June 30, 2018, reflecting a depreciation of 2% of the Rand against the US dollar. The average exchange rate for fiscal 2019 was R14.18 per US$1.00, reflecting depreciation of 10% of the Rand against the US dollar when compared with fiscal 2018.
Harmony has entered into foreign exchange hedging contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2019, the nominal amount of the hedging contracts was US$414 million and is was over a 24-month period with a weighted average cap price of US$1=R15.74 and weighted average floor price of US$1=R14.92. Additionally, at June 30, 2019 Harmony had open forward exchange forward contracts which had a nominal amount of US$390 million spread over a 24-month period at an average exchange rate of US$1 = R15.35.
The majority of our working costs are incurred in Rand and, as a result of this, any appreciation of the Rand against the US dollar would increase our working costs when translated into US dollars. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.
We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand and Kina against the US dollar, which would affect the borrowing amount as well as the interest recognized. This will also affect the cash flows when the borrowings are raised and repaid as well as the payments of the interest.

The Bank of Papua New Guinea has weakened the Kina against the US dollar by approximately 40 basis points per month in fiscal 2017 and during fiscal 2018, the Kina weakened by 2%. In fiscal 2019, the Kina weakened further by 1%. Since the introduction of the trading band in June 2014 the Kina has weakened by 26% against the US dollar as at June 30, 2019. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.
Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 4.5% at the end of fiscal 2019, 4.4% at the end of fiscal 2018 and 5.1% at the end of fiscal 2017. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 4.4% in fiscal 2019, 5.2% in fiscal 2018 and 2.2% in fiscal 2017, together with an increase that is yet to be determined by Eskom in fiscal 2020, will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2017 at 6.6% and 2018 at 4.7%, while the annualized inflation stood at 4.5% at the end of fiscal 2019.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors-Harmony’s operations may be negatively impacted by inflation”.
South African Socio-Economic Environment
We are domiciled and listed in South Africa and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits”.
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
Electricity in South Africa
South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. Although during fiscal 2018 and 2017, the electricity supply in South Africa had seen less pressure than the previous years, with reduced power interruptions (also referred to as load shedding), Eskom began load shedding again in March 2019.
The supply and demand for electricity is still very tight especially during the evening peak periods between 6:00 p.m. and 8:00 p.m. Harmony participates voluntarily in the Eskom Demand response program to reduce their demand during the said periods. Harmony has renewed its contract agreement with an Energy Service Company (“ESCO”) to ensure that the various load clipping and load shifting projects savings are sustained. They will also assist with the implementation of new energy saving initiatives at the South African operations to reduce the electricity demand during morning and evening peaks. Harmony also benefits financially from this as the Eskom tariffs are more expensive during that period. We have been advised that the risk of having power outages will be mainly limited to the evening peak periods in the current situation.
The South African government remains committed to ensuring energy security for the country, through the roll-out of the independent power producer program as an integral part of the energy mix. It remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions. See Item 3: "Key Information - Risk Factors - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
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

See “Integrated Annual Report for the 20-F 2019 - Operating context-Social and ethics committee chairman’s report” on pages 145 to 147 and “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts- Environmental management and stewardship” on pages 80 to 102.
Tariffs
Like all mining companies, Harmony is a major user of electricity, mostly supplied by Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. Electricity tariffs have more than doubled in the last 8 years. On December 18, 2017, NERSA granted Eskom an increase of 5.2% for the 2018/2019 financial year. In 2018, NERSA granted Eskom an additional 4.4% tariff increase adjustment for the 2019/2020 financial year. In March 2019, NERSA awarded Eskom tariff increases of 9.4% (effectively 13.8% when combined with the previously agreed 4.4%), 8.1% and 5.2% for the 2019/2020, 2020/2021 and 2021/2022 financial years, respectively. See Item 3: "Key Information - Risk Factors - Disruptions to the supply of electricity and increases in the cost of power may adversely affect the results of our operations and our financial condition".
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
We have implemented various energy efficiency projects in recent years, resulting in an average load reduction of 35.8MW and energy savings of 314GWh. With little capital expenditure Harmony has with the assistance of an ESCO achieved a R81 million cost saving on new projects and a R56 million maintained cost saving from completed projects. The average weekday load reduction will be 9.4MW and the anticipated energy savings will the 6,981MWh per month.
We have implemented various energy efficiency projects in recent years. See “Integrated Annual Report for the 20-F 2019 - Managing our Social and Environmental Impacts- Environmental management and stewardship - ” on pages 80 to 102.
Carbon tax
On June 1, 2019 the Carbon Tax Act became effective. The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by DEFF. The tax will be phased in over time. The first phase, which ends in 2022, is designed to largely be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy.
Based on published legislation, commentary and governmental information, carbon tax poses a low cost to Harmony until December 31, 2022. Gas emissions reported to the DEFF for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of R120 per tonne of carbon dioxide equivalent before allowances making effective tax rate R48 per tonne of carbon dioxide equivalent. From phase 2 onwards, carbon tax might also affect the price of electricity. The Carbon Tax Act is still unclear on various aspects including on how electricity costs will be impacted.
At this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices.
Estimates have been included in the life-of-mine plans and resource base models used for impairments and affected the profitability of all operations, and in some cases, the impact was significant.
See Item 3: "Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations" for further discussion on the potential impact.
Results of Operations
Years Ended June 30, 2019 and 2018
Revenues
Revenue increased by R6,460 million mainly due to an 18% increase in gold sold and a R515 million increase in silver sales. The average gold price received increased by 3% to R586,653 per kilogram (from R570,709 per kilogram in fiscal 2018).
Increased gold and silver sales resulted mainly from the inclusion of Moab Khotsong for the full year as well as continuing production at Hidden Valley for the full year. Moab Khotsong recorded gold production of 7,928 kilograms at an average recovered grade of 8.17 gram per tonne for the first full year in which this operation was included in our portfolio. The inclusion of the Moab Khotsong surface sources for a full year also contributed to increased gold sales.
At Hidden Valley, excellent safety performance, good operational momentum and disciplined cost management contributed to the operation producing gold of 6,222 kilograms.
Furthermore, at Kusasalethu, kilograms sold increased by 17% to 5,028 during fiscal 2019 as a result of an 11% increase in tonnes milled to 742,000 tonnes and a 2% increase in recovered grade to 6.72 gram per tonne.
Offsetting the increase in gold sales were Tshepong, Bambanani and Masimong.

Tshepong Operations: Gold production decreased by 15% to 7 967kg due to a 10% decrease in the recovered grade to 4.94 gram per tonne and a 6% decrease in tonnes milled. The performance was impacted mainly by a lack of flexibility, a result of the decline in the availability of stoping panels to mine.
At Masimong, kilograms sold decreased by 12% to 2,291 during fiscal 2019, due to a 5% decrease in recovered grade to 3.84 gram per tonne and a 7% decrease in tonnes milled to 602,000 tonnes. The operation's performance was impacted by a reduction in higher grade B reef year on year.
At Bambanani, kilograms sold decreased by 11% to 2,495 during fiscal 2019, due to the 10% decrease in recovered grade to 10.93 gram per tonne. This is in line with an overall lower grade profile as the shaft pillar is extracted.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, impairment of assets and share-based payments.
(a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2019 and fiscal 2018:

	Year Ended June 30, 2019				Year Ended June 30, 2018				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Kusasalethu	4,989	476,417	5,028	556,621	4,429	472,177	4,301	554,302	(1)	—
Doornkop	3,273	486,795	3,255	572,132	3,429	413,586	3,404	508,065	(18)	(13)
Tshepong Operations	7,967	503,033	7,922	636,281	9,394	407,575	9,338	514,537	(23)	(24)
Moab Khotsong	7,928	399,414	7,794	477,581	3,296	314,526	3,165	420,286	(27)	(14)
Masimong	2,309	525,703	2,291	593,408	2,623	442,586	2,609	513,197	(19)	(16)
Target 1	2,653	557,264	2,685	662,816	2,854	467,271	2,828	582,200	(19)	(14)
Bambanani	2,515	391,550	2,495	441,226	2,821	320,724	2,804	360,462	(22)	(22)
Joel	1,567	617,116	1,612	701,644	1,635	556,468	1,656	661,921	(11)	(6)
Unisel	1,212	469,108	1,207	523,823	1,280	604,311	1,272	678,436	22	23
Other - surface	4,099	473,954	4,087	500,426	3,570	429,304	3,552	470,458	(10)	(6)
International	(2)		(3)		(2)		(3)
Hidden Valley(1)	6,222	220,323	6,192	497,399	2,862	287,028	2,763	466,256	23	(7)
Total kg	44,734		44,568		38,193		37,692
Weighted average(1)		439,722		550,005		421,260		508,970	(4)	(8)
1Cash costs and all-in sustaining costs would have been R456,845 per kilogram and R567,192 per kilogram (2018: R423,695 per kilogram and R511,437 per kilogram) respectively had by-product credits of R766 million ,2018: R93 million) or R17,123 per kilogram produced, R17,187 per kilogram sold (2018: R2,435 per kilogram produced, R2,467 per kilogram sold) not been taken into account.
2Excludes 2,068 kilograms in fiscal 2018 that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6. No production for Hidden Valley was capitalized during fiscal 2019.

[3]
Excludes 2,021 kilograms in fiscal 2018 that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6. No production for Hidden Valley was capitalized during fiscal 2019.

For further information about the use of Non-GAAP measures, see “Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures” above.
Our average cash costs increased by 4%, or R18,462 per kilogram, from R421,260 per kilogram in fiscal 2018 to R439,722 per kilogram in fiscal 2019. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Operating costs increased by 29% from R15.2 billion in fiscal 2018 to R19.7 billion in fiscal 2019 mainly due to the inclusion of the Moab Khotsong operations for the full fiscal period as well as continuing production at Hidden Valley for the full year.
In fiscal 2019, Moab Khotsong produced 7,928 kilograms of gold at an average cash cost of R399,414 per kilogram while Hidden Valley produced 6,222 kilograms of gold at an average cash cost of R220,323 per kilogram.

At Tshepong Operations, cash cost increased by 23% from R407,575 per kilogram in fiscal 2018 to R503,033 per kilogram in fiscal 2019. The increase was mainly due to a 10% decrease in recovered grade to 4.94 gram per tonne and a 6% decrease in tonnes milled. The performance was impacted mainly by a lack of flexibility, a result of the decline in the availability of stoping panels to mine.
At Kusasalethu, cash cost per kilogram increased by 1% from R472,117 per kilogram to R476,417 per kilogram while all-in sustaining cost per kilogram remained stable in fiscal 2019. However, the 11% increase in tonnes milled to 742,000 tonnes resulted in a 7% increase in overall production costs.
At Doornkop, Masimong, Target 1, Bambanani and Joel cash costs and all-in sustaining costs per kilogram increased significantly due largely to increases in salary and wages and electricity tariffs coupled with lower production.
At Unisel, cash cost per kilogram decreased by 22% from R604,311 per kilogram to R469,108 per kilogram in fiscal 2019. The all-in sustaining cost per ounce decreased by 23% from R678,436 per kilogram to R523,823 per kilogram in fiscal 2019. The decrease is as a result of a 39% increase in recovered grade per tonne.
(b) Depreciation and amortization
Depreciation and amortization increased from R2.6 billion in fiscal 2018 to R4.1 billion in fiscal 2019 year owing mainly to full year production at Hidden Valley (R1.6 billion increase) as well as Moab Khotsong (R178 million increase) included for the full year. This was offset by decreases at operations where impairments had been recognized at the end of fiscal 2018.
(c) Impairment of assets
An impairment charge of R3.9 billion was recorded in fiscal 2019 compared to R5.3 billion in fiscal 2018. An increase in the planned long term gold price assumption was offset by an increase in costs (both working costs and capital expenditure), which was further compounded by the inclusion of carbon tax, in both the life-of-mine and resource base models. Although there was an increase in the Group’s overall net present value of the life-of-mine models, the revision of the areas included in certain of the resource base models resulted in lower grades which negatively impacted on the cash flows and ultimately the recoverable amounts.
Assets of R2.3 billion were impaired on Tshepong Operations which has a recoverable amount of R5.9 billion. The impairment is due to the increased costs to exploit the resource base as well as a lower expected recovered grade.Kusasalethu recorded an impairment of R690 million and has a recoverable amount of R1.3 billion. A decrease in grade and increased estimated costs in the resource base resulted in a lower recoverable amount.Target 1 recorded an impairment of R312 million and has a recoverable amount of R1.1 billion. Increased costs and decrease in grade in the resource base together with the estimated impact of carbon tax resulted in a lower recoverable amount. The increase in discount rate due to increased risk factors also negatively impacted on the recoverable amount.Joel has a recoverable amount of R852 million. The increased capital costs in the resource base together with carbon tax negatively impacted the net present value of expected cash flows which resulted in an impairment of R198 million being recorded.
Bambanani has a recoverable amount of R763 million. The impairment of goodwill of R6 million reduced the carrying amount of intangible assets. As goodwill is not depreciated, it results in an impairment as the life of the operation shortens.
Target 3 remains under care and maintenance. A change in valuation method from discounted cash flow model to resource multiple approach which reduced the recoverable amount. An impairment of R318 million was recorded.Other mining assets recorded an impairment of R120 million. The updated life-of-mine plans for the cash generating units in Freegold and Avgold resulted in the impairment of other mining assets.
Gains on derivatives
Gains on derivatives amounted to R484 million in fiscal 2019, compared to R99 million in fiscal 2018. Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortization of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.
Harmony maintains a foreign exchange hedging program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to R113 million in fiscal 2018 compared to R554 million in fiscal 2019.
Harmony maintains a hedging program for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts entered into after January 1, 2019. R49 million was recorded in other comprehensive income with the unamortized portion of the day one loss being R5 million at June 30, 2019. For all other contracts, the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to R13 million in fiscal 2019 compared to R35 million in fiscal 2018.
Harmony has entered into Rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). During the 12 months ended June 30, 2019, the contracts that matured realized a gain of R453 million compared to a gain of R1.2 billion in fiscal 2018, which has been included in revenue. There was a negligible amount of ineffectiveness experienced in the periods presented. The unamortized portion of the day one gain or loss amounted to R36 million on June 30, 2019 (June 2018: R11 million). Losses from non-hedge accounted commodity contracts amounted to R51 million (June 2018: R12 million) and are included in gains on derivatives.

Other operating expenses
(a) Foreign exchange translation
A foreign exchange translation loss of R86 million was recorded during fiscal 2019 compared to a loss of R682 million in fiscal 2018. The change in fiscal 2019 and 2018 is driven primarily by the prevailing exchange rates at the draw-down and repayment dates of the US$ denominated loans as well as the exchange rate movements during the year. The Rand weakened against the US dollar by 10% from a closing rate of R13.81 in fiscal 2018 to R14.13 in fiscal 2019.
(b) Silicosis settlement provision
During fiscal 2019 the provision for Harmony’s potential cost to settle the silicosis and tuberculosis class actions decreased by R62 million as a result of changes in estimates, compared with a decrease of R68 million in 2018.
Acquisition-related costs
Expenses of R98 million were incurred during fiscal 2018 related to direct costs of the Moab Khotsong operations acquisition. These expenses comprise mainly legal and consulting fees.
Finance costs
Finance costs increased by R245 million from R330 million in fiscal 2018 to R575 million during fiscal 2019, mainly as a result of new borrowings entered into during fiscal 2019 (see "- Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings" below).
Income and mining taxes
In fiscal 2018 and 2019, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

	Fiscal year ended June 30,
Income and mining tax	2019	2018
Effective income and mining tax rate	5%	5%
The effective tax rate for fiscal 2019 was lower than the mining statutory tax rate of 34% for Harmony and our subsidiaries as a whole, mainly due to the impairment processed during the year. The most significant items causing the Group’s income tax provision to differ from the mining statutory tax rate are:

•
Harmony company tax losses and deductible temporary differences for which future taxable profits are uncertain and not considered probable. This primarily relates to the provisions and foreign exchange losses on our US$ denominated loans. The amount decreased during fiscal 2019 as the translation loss decreased.

•	Hidden Valley's and the PNG exploration operations' respective tax losses and deductible temporary differences arising in the year for which future taxable profits are not considered probable.

•	No tax consequences relating to the impairment of assets for various operations.

•
Rate differences related to the additional capital allowances that may be deducted from mining taxable income in South Africa, which mainly relates to Avgold Limited (which includes the Target 1 operation).

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates - Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel and Tshepong operations) and Moab Khotsong. The deferred tax rate at Freegold decreased from 8.7% in fiscal 2018 to 8.1% in fiscal 2019, Moab Khotsong decreased from 9.1% to 4.7% in fiscal 2019.These decreases are mainly due to lower estimated profitability.
South Africa. Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 28% on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that is determined in respect of each entity. Hence, South Africa does not make use of any group basis of taxation.
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
Years Ended June 30, 2018 and 2017
Revenues
Revenue increased by 5%, from R19,494 million in fiscal 2017 to R20,452 million in fiscal 2018. This increase can mainly be attributed to a 10% increase in gold sales, from 34,150 kilograms in fiscal 2017 to 37,692 kilograms in fiscal 2018. The increase in kilograms is largely as a result of the acquisition of the Moab Khotsong operations as well as improvements at Doornkop, Target 1 and Tshepong Operations. In addition the increase in gold sales is further supplemented by the positive impact of the Rand gold hedges of R1,197 million.
The Moab Khotsong operations were acquired in March 2018 and sold 3,165 kilograms in the four months to June 2018.
At Doornkop, kilograms sold increased by 26% from 2,712 in fiscal 2017 to 3,404 in fiscal 2018. The recovery grade increased by 18% to 4.93 grams per tonne in fiscal 2018. The tonnes milled increased by 9%.
At Target 1, kilograms sold increased by 7% from 2,642 in fiscal 2017 to 2,828 in fiscal 2018. The recovery grade increased by 17% to 4.2 grams per tonne.
At Tshepong Operations, kilograms sold increased by 6% from 8,816 in fiscal 2017 to 9,338 in fiscal 2018. The recovery grade increased by 5% to 5.47 grams per tonne.
At Joel, kilograms sold decreased by 27% from 2,280 in fiscal 2017 to 1,656 in fiscal 2018. The recovery grade and tonnes milled decreased by 18% and 12% to 3.6 grams per tonne and 454 000 tonnes respectively in fiscal 2018. The decrease in production is as a result of a lack in flexibility in terms of available mining areas whilst the Joel decline project is in development. The Joel decline project is nearing completion and development in the footwall areas has commenced. Development is expected to continue for 12 to 18 months where after grades are expected to increase to reserve grade.
At Unisel, kilograms sold decreased by 20% from 1,590 in fiscal 2017 to 1,272 in fiscal 2018. The recovery grade and tonnes milled decreased by 16% and 5% to 3.4 grams per tonne and 376 000 tonnes respectively in fiscal 2018. During fiscal 2018 the Leader Reef was stopped to accelerate mining of the higher grade Basal Reef pillar areas.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, (reversal of impairment)/impairment of assets and share-based payments.

(a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total kilograms produced and weighted average cash kilograms per ounce and total kilograms sold and weighted average all-in sustaining costs per ounce for fiscal 2018 and fiscal 2017:

	Year Ended June 30, 2018				Year Ended June 30, 2017				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs*		Cash costs		All-in sustaining costs*		Cash costs per kilogram	All-in sustain-ing costs per kilogram
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Kusasalethu	4,429	472,177	4,301	554,302	4,394	459,422	4,498	541,247	(3)	(2)
Doornkop	3,429	413,586	3,404	508,065	2,673	457,752	2,712	562,907	10	10
Tshepong Operations	9,394	407,575	9,338	514,537	8,828	416,493	8,816	507,368	2	(1)
Moab Khotsong	3,296	314,526	3,165	420,286	n/a	n/a	n/a	n/a	(100)	(100)
Masimong	2,623	442,586	2,609	513,197	2,538	439,457	2,539	500,938	(1)	(2)
Target 1	2,854	467,271	2,828	582,200	2,669	508,082	2,642	651,833	8	11
Bambanani	2,821	320,724	2,804	360,462	2,750	317,833	2,745	357,025	(1)	(1)
Joel	1,635	556,468	1,656	661,921	2,246	413,088	2,280	477,484	(35)	(39)
Unisel	1,280	604,311	1,272	678,436	1,595	525,732	1,590	591,913	(15)	(15)
Other - surface	3,570	429,304	3,552	470,458	3,178	434,031	3,209	476,431	1	1
International
Hidden Valley(1)	2862	287,028	2763	466,256	2,965	466,847	3,119	543,186	39	14
Total operations	38,193		37,692		33,836		34,150
Weighted average		421,260		508,970		436,917		516,687	4	1

1
Cash costs and all-in sustaining costs would have been R351,116 per kilogram and R534,777 per kilogram (2017: R547,320 per kilogram and R619,141 per kilogram) respectively had silver byproduct credits of R51 million (2017: R209 million) or R64,088 per kilogram produced, R68,521 per kilogram sold (2017: R80,472 per kilogram produced, R75,955 per kilogram sold) not been taken into account.

2	Excludes 2,068 kilograms in fiscal 2018 and 364 kilograms in fiscal 2017, that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

3	Excludes 2,021 ounces in fiscal 2018 and 364 kilograms in fiscal 2017, that have been credited against the capitalized cost as part of the pre-stripping of stages 5 and 6.

For further information about the use of Non-GAAP measures, see “Operating and Financial Review and Prospects -Costs - Reconciliation of Non-GAAP Measures” above.
Our total average all-in sustaining costs per kilogram decreased by 1% from R516,687 per kilogram in fiscal 2017 to R508,970 per kilogram in fiscal 2018. Our average cash costs decreased by 4% from R436,917 per kilogram in fiscal 2017 to R421,260 per kilogram in fiscal 2018. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Total cash operating costs increased by 4%, mainly due to the inclusion of the Moab Khotsong operations during fiscal 2018. The increase in operating cost was offset by a 13% increase in kilograms produced which resulted in a 4% decrease in cash cost per kilogram for fiscal 2018.
At Joel, cash cost per kilogram increased by 35% from R413,088 per kilogram in fiscal 2017 to R556,468 per kilogram in fiscal 2018. The all-in sustaining cost per kilogram increased by 39% from R477,484 per kilogram in fiscal 2017 to R661,921 per kilogram in fiscal 2018. The increase was mainly due to a 27% decrease in gold produced and kilograms sold as a result of an 18% decrease in the recovered grade combined with a 12% decrease in tonnes milled.
At Unisel, cash cost per kilogram increased by 15% from R525,732 per kilogram to R604,311 per kilogram in fiscal 2018. The all-in sustaining cost also increased by 15% from R591,913 per kilogram to R678,436 per kilogram in fiscal 2018. The increase was mainly due to a 20% decrease in gold produced and kilograms sold as a result of a 16% decrease in the recovered grade combined with a 5% decrease in tonnes milled following the cessation of mining in the Leader Reef areas.
At Kusasalethu, cash cost per kilogram increased by 3% from R459,422 per kilogram to R472,177 per kilogram in fiscal 2018. The all-in sustaining cost increased by 2% from R541,247 per kilogram to R554,302 per kilogram in fiscal 2018. The increase was mainly due to a 4% increase in cash operating cost as a result of the increase in labor costs.

(b) Depreciation and amortization
Depreciation and amortization increased by 2% from R2.5 billion in fiscal 2018 to R2.6 billion, due primarily to the reduction in the reserve tonnes included in various life-of-mine plans.
(c) Impairment/(reversal of impairment) of assets
An impairment charge of R5.3 billion was recorded in fiscal 2018 compared to R1.7 billion in fiscal 2017. The lower increase in the forecasted gold price relative to the forecasted cost inflation used in the life-of-mine plans impacted negatively on margins.
Assets of R662 million and goodwill of R326 million was impaired on Tshepong Operations which has a recoverable amount of R7.4 billion. Assets of R119 million and goodwill of R41 million was impaired on Joel which has a recoverable amount of R876 million. The updated life-of-mine plans for Tshepong Operations and Joel presented a marginal decrease in recovered grade.
Target 1 recorded an impairment of R699 million and has a recoverable amount of R1.2 billion. Exploration drilling during the year resulted in lower grade estimates for certain blocks that had previously been included in the life-of-mine plan but have now subsequently been excluded from the life-of-mine plan.
Unisel recorded an impairment of R487 million and has a recoverable amount of R38 million. Masimong recorded an impairment of R329 million and has a recoverable amount of R58 million. The impairment at Unisel was driven by a reduced remaining life-of-mine and a focus on the higher grade Basal Reef, whilst the impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced life-of-mine plan.
Kusasalethu recorded an impairment of R579 million and has a recoverable amount of R2.1 billion. The old mine at the operation was excluded in the FY19 life-of-mine plan.
Doornkop recorded an impairment of R317 million and has a recoverable amount of R2.7 billion.
Target North recorded an impairment of R1.5 billion and has a recoverable amount of R3.7 billion. The impairments of Doornkop and Target North are primarily as a result of a decrease in resource values. During the year, the resource multiples were reassessed in order to be reflective of current market conditions using multiples derived from past transactions with an adjustment for the gold price. The transactions were used to derive US$/oz multiples for resources. The resource per ounce values have decreased substantially as a result of the decrease in the levels of merger and acquisition activity influencing the marketability of resource companies in South Africa, and more specifically gold mining companies.
Other mining assets recorded an impairment of R319 million and have a recoverable amount of R366 million. The updated life-of-mine plans for the CGU's in Freegold and Harmony resulted in the impairment of other mining assets.
Gains on derivatives
Gains on derivatives amounted to R99 million in fiscal 2018, compared to R1.0 billion in fiscal 2017. Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortization of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.
Harmony maintains a foreign exchange hedging program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. These gains amounted to R113 million in fiscal 2018 compared to R1.1 billion in fiscal 2017. The fair value of the forex hedging contracts was R136 million negative as at June 30, 2018.
Harmony maintains a hedging program for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement. The gain amounted to R35 million in fiscal 2018 compared to R20 million in fiscal 2017.
Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). During fiscal 2018, the contracts that matured realized a gain of R1.2 billion which has been included in revenue. There was a negligible amount of ineffectiveness experienced in fiscal 2018. During fiscal 2017 total gains on these contracts amounted to R744 million. The effective portion of R728 million was included in revenue while the ineffective portion of R16 million was included in gains on derivatives. The unamortized portion of the day one gain or loss amounted to R11 million in fiscal 2018 and R34 million in fiscal 2017. The gains and losses from non-hedge accounted rand gold forward sale contracts are included in gains on derivatives.
Other operating expenses
(a) Loss on scrapping of property, plant and equipment
A negligible loss on scrapping was recorded during fiscal 2018 compared to a loss of R140 million during fiscal 2017. The 2017 loss relates to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal.

(b) Foreign exchange translation
A foreign exchange translation loss of R682 million was recorded during fiscal 2018 compared to gain of R194 million in fiscal 2017. The change in fiscal 2018 relates to the translation of the US$ revolving credit facilities into Rand, which decreased from a gain of R215 million in fiscal 2017 to a loss of R669 million in fiscal 2018. The Rand weakened against the US dollar by 5% from a closing rate of R13.11 in fiscal 2017 to R13.81 in fiscal 2018.
(c) Silicosis settlement provision
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. During fiscal 2018 the provision decreased by R68 million as a result of changes in estimates.
Acquisition-related costs
Expenses of R98 million were incurred during fiscal 2018 related to direct costs of the Moab Khotsong operations acquisition. These expenses comprise mainly legal and consulting fees.
Income and mining taxes
In fiscal 2017 and 2018, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

	Fiscal year ended June 30,
Income and mining tax	2018	2017
Effective income and mining tax rate	5%	347%
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

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates - Deferred taxes” above. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel and Tshepong operations), Randfontein (consists of Doornkop and Kusasalethu) and Harmony (includes the Masimong, Unisel and Free State Surface operations). The deferred tax rate at Freegold decreased from 12.5% in fiscal 2017 to 8.7% in fiscal 2018, Randfontein decreased from 3.8% to 1.8% in fiscal 2018 and Harmony decreased from 19.4% in fiscal 2017 to 10.5% in fiscal 2018. These decreases are mainly due to lower estimated profitability.
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
Export Sales
All of our gold produced in South Africa during fiscal 2017 to 2019 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2019. Until March 31, 2019, all of our gold and silver produced in PNG was sold to The Perth Mint Australia, a Perth-based refinery. Since February 14, 2019, the metals have been sold to the Australian Bullion Corporation.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2019”.
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

	Fiscal year ended June 30,
	2019	2018	2017
	(R in millions)
Operating cash flows	4,679	3,884	3,804
Investing cash flows	(4,797)	(8,075)	(3,383)
Financing cash flows	380	3,723	(450)
Foreign exchange differences	25	(72)	19
Total cash flows	287	(540)	(10)
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand/US$ exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash generated by operations increased from R3.9 billion in fiscal 2018 to R4.7 billion in fiscal 2019. This is mainly due to the full year inclusion of the Moab Khotsong operations and Hidden Valley in fiscal 2019. Also contributing to the increase was the decrease in income and mining taxes paid of R55 million during fiscal 2019 from R307 million in fiscal 2018. Offsetting this was the increase in interest paid during fiscal 2019 to R387 million from R180 million paid in fiscal 2018.
Net cash generated by operations increased from R3.8 billion in fiscal 2017 to R 3.9 billion in fiscal 2018. This is mainly due to inclusion of the Moab Khotsong operations in fiscal 2018, offset by a temporary cut in production at Hidden Valley.
Investing
Net cash utilized by investing activities was R4.8 billion in fiscal 2019, a decrease from R8.1 billion in fiscal 2018. The decrease relates largely to the acquisition of the Moab Khotsong operations in fiscal 2018. Offsetting this is an increase in additions to property, plant and equipment of R474 million in fiscal 2019.
Net cash utilized by investing activities was R8.1 billion in fiscal 2018, an increase from R3.4 billion in fiscal 2017 primarily as a result of the acquisition of the Moab Acquisition. Also contributing was the additions to property, plant and equipment of R4.6 billion in fiscal 2018, compared with R3.9 billion in fiscal 2017.

Financing
Financing activities generated R380 million in fiscal 2019, compared with R3.7 billion in fiscal 2018. The decrease in cash generated from financing activities was primarily a result of our need to finance the Moab Acquisition in fiscal 2018. Dividends of R154 million were paid during fiscal 2018. The net of borrowings drawn (R1.5 billion) and borrowings repaid (R1.4 billion) during fiscal 2019 was R169 million whereas the net of borrowings drawn (R6.9 billion) and borrowings repaid (R4.1 billion) during fiscal 2018 was R2.9 billion. The issue of shares during fiscal 2019 raised a R211 million for the Group, compared with R1.0 billion in fiscal 2018.
Cash generated in financing activities amounted to R3.7 billion in fiscal 2018, an increase from R450 million utilized in fiscal 2017. Dividends of R439 million were paid during fiscal 2017 compared to R154 million paid during fiscal 2018. The net of borrowings drawn (R699 million) and borrowings repaid (R710 million) during fiscal 2017 was R11 million negative.
The issue of shares during fiscal 2018 of R1.0 billion further contributed to the financing activities in fiscal 2018. US$100 million of the consideration for the Moab Acquisition was funded from Harmony's US$350 million three-year syndicated term loan and revolving credit facilities. The remaining US$200 million was initially funded through Harmony's US$200 million one-year syndicated bridge facility as described below. Harmony repaid US$50 million of the bridge facility in April 2018 from operating cash flows. A further US$100 million of the bridge facility was repaid in June 2018 from the proceeds of the share issue and operating cash flows. The remaining outstanding balance of US$50 million on the US$200 million bridge loan was repaid in July 2018. See "- Recently Retired Credit Facilities and Other Borrowings" below.
Outstanding Credit Facilities and Other Borrowings
On July 28, 2017, we entered into a syndicated term loan and revolving credit facilities agreement in the amount of up to US$350 million, with Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank NA, Caterpillar Financial Services Corporation, HSBC Bank plc, State Bank of India, The Bank of China and Citibank, NA, with Nedbank Limited and Absa Bank Limited acting as arrangers, and Nedbank Limited acting as facility agent. The facility agreement allows the lenders to transfer their facility commitments. At year-end Federated Project and Trade Finance Core Fund (Federated Funds) had become party to the agreement. The US$350 million three-year syndicated term loan and revolving credit facility matures on July 28, 2020. Harmony drew down US$175 million (R2.3 billion) on the term facility in August 2017 and a further US$40 million (R547 million) and US$110 million (R1.3 billion) on the revolving facility in November 2017 and February 2018, respectively. During fiscal 2019, US$30 million (R422 million) of the loan was repaid, resulting in US$55 million (R777 million) remaining available on the revolving facility.
The key terms of the US$350 million three-year syndicated term loan and revolving credit facility are:
Term facility:            $175 million
Margin on term facility:    3.15% over 3 month LIBOR
Revolving facility:        $175 million
Margin on revolving facility:    3.00% over 3 month LIBOR
Maturity            Three years from close
Security            Certain shares and claims

On July 9, 2018, we entered into a four-year loan with Westpac - Bank - PNG - Limited in the amount of US$24 million (R322 million) to finance the acquisition of fleet equipment for the Group's Papua New Guinea operations. The US$24 million four-year loan is repayable in quarterly installments. During fiscal 2019, US$5 million (R64 million) was repaid on the loan.
The key terms of the US$24 million four-year loan are:
Facility:            $24 million
Margin on term facility:    3.2% over 3 month LIBOR
Maturity            Four years
Security            Certain vehicles and machinery

On November 8, 2018, Harmony concluded a four-year R2 billion facility with Nedbank and ABSA which consists of a R600 million term facility and a R1.4 billion revolving credit facility to replace the R1 billion revolving credit facility. As at June 30, 2019, R500 million was available on the revolving credit facility and Rnil was available on the term facility.
The key terms of the R2 billion four-year syndicated term loan and revolving credit facility are:
Term facility:            R600 million
Margin on term facility:    2.9% over 3 month JIBAR
Revolving facility:        R1.4 billion
Margin on revolving facility:    2.8% over 3 month JIBAR
Maturity            Four years from close
Security            Certain shares and claims

We need to comply with certain debt covenants for the US$350 million three-year syndicated term loan and revolving credit facility, the US$24 million four-year loan and the R2 billion four-year syndicated term loan and revolving credit facility.
The debt covenant tests are as follows:

The Group’s interest cover ratio shall not be less than five (EBITDA1/Total interest paid).

Tangible net worth[2] to total net debt ratio shall not be less than 4 times or 6 times when dividends are paid.

Leverage[3] shall not be more than 2.5 times.

[1]	EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.

[2]	Tangible net worth is defined as total equity less intangible assets.

[3]	Leverage is defined as total net debt to EBITDA.
At the time of entering into the syndicated bridge facility, the tangible net worth to total net debt ratio covenant was renegotiated and relaxed from 6 times to 4 times for the full term of the bridge loan. With the refinancing of the R1 billion revolving credit facility in November 2018, the ratio was set at 4.5 times and subsequently set at 4 times or from 8 to 6 times when dividends are paid at the start of the US$ facility refinancing process in May 2019. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2019. No breaches of the covenants were identified during the tests in the 2018 and 2019 financial years.
Recently Retired Credit Facilities and Other Borrowings
On February 20, 2017, we entered into the R1 billion revolving credit facility with Nedbank Limited. Interest accrued at JIBAR plus a margin of 3.15% per annum, with quarterly commitment fee of 0.95%. The R1 billion revolving credit facility was to mature in February 2020. R500 million was drawn down in April 2018 and during fiscal 2019, the remaining R500 million on this facility was also drawn down. The loan was subsequently refinanced with the R2 billion four-year syndicated term loan and revolving credit facility, therefore being settled in November 2018.
On October 18, 2017, we entered into a syndicated bridge facility agreement in the amount of up to US$200 million with UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities Plc, with Nedbank Limited acting as facility agent. The syndicated bridge facility had a term of one year. Harmony drew down US$200 million (R2.3 billion) on this facility in February 2018. Harmony repaid US$50 million (R596 million) of the bridge facility in April 2018 from operating cash flows. A further US$100 million (R1.3 billion) of the bridge facility was repaid in June 2018 from the proceeds of an issue of new ordinary share and operating cash flows. Harmony repaid the final US$50 million (R670 million) from the proceeds of a placing of new ordinary shares to African Rainbow Minerals Limited as well as internal cash resources in July 2018. Margin on the facility was 2.5% - 3.5% over 3 month LIBOR.
Capital Expenditures
Total budgeted capital expenditures for fiscal 2020 are R4.9 billion. See Item 4: “Information On The Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2019:

R’million

Authorized and contracted for[1]	418
Authorized but not yet contracted for	1,499
Total	1,917
1 Including our share of the PNG joint operation's capital expenditure of R105 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next two to five years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Wafi-Golpu. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Risk Factors - Harmony’s operations have limited proved and probable reserves. Exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - D. Exchange Controls”.

The information set forth under the heading:
•“ - Delivering profitable ounces - Operational performance” on page 57 to 62 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading:
•“- Delivering profitable ounces - Operational performance” on pages 57 to 62 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
E. OFF-BALANCE SHEET ARRANGEMENTS
Contractual obligations in respect of mineral tenement leases in PNG amount to R83 million at June 30, 2019.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2019:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2019 to June 30, 2020	12-36 Months July 1, 2020 to June 30, 2022	36-60 Months July 1, 2022 To June 30, 2024	After 60 Months Subsequent June 30, 2024
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Bank facilities[1]	6,686	483	5,111	1,092	—
Post-retirement health care[2]	201	—	—	—	201
Environmental obligations[3]	3,054	—	—	—	3,054
Total contractual obligations	9,941	483	5,111	1,092	3,255

[1]
See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings”. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.

[2]
This liability relates to post-retirement medical benefits of Freegold and Moab Khotsong employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2019.

[3]
We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Provision for environmental rehabilitation”.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2019:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2019 to June 30, 2020	12-36 Months July 1, 2020 to June 30, 2022	36-60 Months July 1, 2022 To June 30, 2024	After 60 Months Subsequent June 30, 2024
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Guarantees[1]	622	—	—	—	622
Capital commitments[2]	1,917	1,917	—	—	—
Total commitments expiring by period	2,539	1,917	—	—	622
1    R479 million of these guarantees relate to our environmental and rehabilitation obligation.

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of R1.9 billion has been approved by the board for capital expenditures.

G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on page iii is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:

•	“Board of directors” and “Executive management” on pages 29 to 33 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:

•	“-Leadership and governance-Remuneration report” on pages 121 to 139 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:

•	“-Leadership and governance-Corporate governance” on pages 104 to 120;

•	“-Leadership and governance-Remuneration report” on pages 121 to 139; and

•	“-Leadership and governance-Audit and risk committee chairman’s report” on pages 140 to 144.
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:

•	“-Ensuring employee safety and well-being-maintaining stability in our workplace” on pages 33 to 56 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the heading:

•	“-Leadership and governance-Remuneration report” on pages 121 to 139 of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 17, 2019, our issued share capital consisted of 541,413,115 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
Significant changes in the percentage ownership held by major shareholders in the past three years are described below under “-Related Party Transactions”.
A list of the beneficial holders that hold 5% or more of our securities as of September 30, 2019 is set forth below:

Holder	Number of shares	Percentage

Deutsche Bank Trust Company Americas [1]	256,339,874	47.48%
African Rainbow Minerals Limited[2]	74,665,545	13.83%
Van Eck Global [3]	62,415,490	11.56%

[1]
Deutsche Bank Trust Company Americas has acted as the depositary (“Depositary”) with respect to the ADSs evidenced by ADRs as of October 10, 2011. Holding disclosed represents outstanding ADRs on September 30, 2019.

[2]	Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.

[3]	Van Eck Global’s group holding is held in in the form of ADRs and is included in (1) above.
B. RELATED PARTY TRANSACTIONS

See note 34 “Related Parties”, note 17 (b) “Other non-current assets”, note 20 “Investments in Associates” and note 21 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18: “Financial Statements and Item 3: “Key Information - Selected Financial Data”.
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
Much of the remainder of 2018 was spent with the companies’ and the claimants’ legal representatives developing the comprehensive set of papers required for the court approval application. The application was to be dealt with in two stages. The first stage was an ex parte application which was heard on December 13, 2018. Following that hearing, the court issued an order setting out how members of the settling classes and other interested parties should be informed of the proposed settlement and how they may make representations to the Court regarding the settlement, should they wish.
The second stage of the approval application made provision for members of the settling classes and interested parties to make submissions to the Court, if they so wished, on the settlement. The hearing of the second stage of the approval application took place at the end of May 2019, where there were no notifications of objections to the settlement.

On July 26, 2019 the High Court granted an order approving the settlement agreement in terms of the draft order which the parties submitted to the Court on May 30, 2019. Currently, the parties are undergoing a period whereby members of the settling classes may indicate whether they wish to opt out of the settlement. The settlement agreement provides that any member of the settlement classes who doesn’t opt out is automatically eligible to submit a claim in terms of the settlement.
In terms of the settlement, a settlement trust will be constituted. At inception, it is intended that the trust will be constituted by three company nominees, two claimants’ attorney nominees, one government nominee and an independent trustee to be nominated jointly by the mining companies and the claimants’ attorneys. The independent trustee will chair the trust for at least the first two years.
One of the trust’s initiatives will be to facilitate the establishment of an advisory committee through which, it is envisaged, representatives of government, trade unions, NGOs, community leaders and others will be able to provide their expertise to the work of the trust.
Individual claims
During the period September 2011 to June 20, 2018, 12 individual actions were instituted against Harmony by former employees, or dependents of former employees, in which damages are claimed ranging from R500,000 (US$38,000) to R5 million (US$380,000), based on exchange rates when the claims were made, arising from the alleged contraction of silicosis, alleged exposure to blasting fumes and smoke, or the loss of support following medical incapacitation, or death, of former employees as a result of the alleged contraction of silicosis. All of these actions have since been withdrawn in light of the settlement agreement.
The Working Group
The Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals Limited, Anglo American SA, AngloGold Ashanti Limited, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
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
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and tuberculosis class actions that have been instituted against it in South Africa. At June 30, 2019 and June 30, 2018 the provision was R942 million and R925 million respectively, primarily due to the time value of money accretion. This was offset by the change in estimate due to the timing of cash flows.
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on the progress of the ongoing legal proceedings.
See to Note 26 “Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
Watut River damage claims
Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than five years. It is not practicable to make any reasonable assessment of the prospects of the plaintiffs succeeding should they proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognized in the financial statements for this matter. On May 16, 2019 the legal proceedings against the Hidden Valley mine in PNG over alleged damage to the Watut River were formally dismissed for want of prosecution under the National Court Rules of PNG.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2019.”
ITEM 9 THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
The principal trading market for our ordinary shares is the JSE, where they trade under the symbol "HAR". Our ordinary shares trade on the NYSE in the form of ADSs, under the symbol "HMY".
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS

The Securities Exchange in South Africa
The JSE is the premier stock exchange in Africa and is based in South Africa where it has operated as a marketplace for the trading of financial products for 130 years.
The JSE connect buyers and sellers in a variety of financial markets that include equities and equity derivatives, commodity derivatives, currency derivatives and interest rate instruments. It is one of the top 20 exchanges in the world in terms of market capitalization and a member of the World Federation of Exchanges.
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R13,728 billion (US$973 billion) at June 30, 2019. The JSE mining index (FTSE/JSE Africa Mining Index) market capitalization was R2,817 billion (US$200 billion)1 at June 30, 2019, 20.5% of the overall JSE market capitalization.
1 Source: Bloomberg
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2019 Form 20-F.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
C. MATERIAL CONTRACTS
R2 Billion Four-year Syndicated Term Loan and Revolving Credit Facility
On November 8, 2018, Harmony, as borrower, entered into a R2 billion four-year syndicated term loan and revolving credit facility with Nedbank Limited and ABSA Bank Limited. The R2 billion four-year syndicated term loan and revolving credit facility matures in November 2022.
The term facility bears interest at 2.90% over three month JIBAR; the revolving facility bears interest at 2.80% over three month JIBAR.
The R2 billion four-year syndicated term loan and revolving credit facility is secured by a cession and pledge over all the shares and claims in certain operating subsidiaries in the Group.
The outstanding balance under the term facility at June 30, 2019 was R600 million. The outstanding balance under the revolving facility at June 30, 2019 was R900 million.
US$24 Million Four-year Loan
On July 9, 2018, Harmony, as a borrower, entered into a loan to finance its new fleet in Hidden Valley with Westpac - Bank - PNG - Limited. The loan is repayable in quarterly installments and matures in July 2022.
The US$24 million four-year loan bears interest at 3.20% over three month LIBOR. The loan is secured by a cession and pledge of vehicles and machinery purchased. The outstanding balance under the loan at June 30, 2019 was R283 million.

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
US$350 Million Three-year Syndicated Term Loan and Revolving Credit Facility
On July 28, 2017, Harmony, as borrower, entered into the US$350 million three-year syndicated term loan and revolving credit facility with Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank NA, Caterpillar Financial Services Corporation, HSBC Bank plc, State Bank of India, The Bank of China and Citibank, NA, with Nedbank Limited and Absa Bank Limited acting as arrangers, and Nedbank Limited acting as facility agent. The facility agreement allows the lenders to transfer their facility commitments. At year-end Federated Project and Trade Finance Core Fund (Federated Funds) had become party to the agreement. The $350 million three-year syndicated term and revolving credit facility matures on July 28, 2020.
Under the terms of the US$350 million three-year syndicated term loan and revolving credit facility, Harmony agreed to apply all amounts borrowed by it to repay outstanding liabilities under the US$250 million revolving credit facility entered into in December 2014 and to fund the Group’s exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and costs relating to other strategic objectives outside of South Africa.
The term facility bears interest at 3.15% over three month LIBOR; the revolving facility bears interest at 3.00% over three month LIBOR.
The US$350 million three-year syndicated term loan and revolving credit facility is secured by a cession and pledge over all the shares and claims in certain operating subsidiaries in the Group.
The outstanding balance under the term facility at June 30, 2019 was US$175 million (R2,472 million). The outstanding balance under the revolving facility at June 30, 2019 was US$120 million (R1,695 million).
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
The syndicated bridge facility was secured by (i) a cession in security given by Harmony over shares in, and loan claims against, Coreland Property Investment Company Proprietary Limited (now known as Harmony Moab Khotsong Operations Proprietary Limited) and (ii) a cession in security given by Harmony over shares in any loan claims against Harmony BEE SPV Proprietary Limited.
Borrowings under the syndicated bridge facility are guaranteed by Coreland Property Investment Company Proprietary Limited (now known as Harmony Moab Khotsong Operations Proprietary Limited).
The outstanding balance under the syndicated bridge facility at June 30, 2018 was US$50 million. All amounts outstanding were repaid in July 2018.
R1 Billion Revolving Credit Facility
On February 20, 2017 Harmony, as borrower, entered into R1 billion revolving credit facility with Nedbank Limited. The R1 billion revolving credit facility amended and restated the R1.3 billion agreement revolving credit facility agreement entered into on or about December 20, 2013, as amended and restated on or about February 5, 2015 and on or about June 30, 2016, and as further amended on or about December 23, 2016. Interest accrues at JIBAR plus a margin of 3.15% per annum, with a quarterly commitment fee of 0.95%. The Rand revolving credit facility matures in February 2020.
Under the terms of the R1 billion revolving credit facility , Harmony agreed to apply all amounts borrowed by it to repay outstanding liabilities under the R2.25 billion facility entered into in December 2009 and for ongoing general corporate costs, working costs and working capital requirements of the Group.
The R1 billion revolving credit facility was secured by a cession and pledge over all the shares and claims in certain operating subsidiaries in the Group.

The outstanding balance of R1 billion was refinanced through the R2 billion four-year syndicated term loan and revolving credit facility in November 2018.
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
These comments relate to exchange controls in force at June 30, 2019. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future.
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
E. TAXATION
Certain South African Tax Considerations
The summary set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to constitute tax advice. This summary does not address the foreign tax consequences for person that are not residents of South Africa and specifically excludes the tax consequences for persons who are not residents of South Africa whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). Recently the Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.
Dividends
With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from 22 February 2017 (previously 15%). Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulated intermediary, as the case may be, as a withholding agent. Dividends tax is not payable to the extent that the recipient is, amongst others, a South African resident company that has provided the relevant declaration and undertaking to the company declaring and paying the dividend.
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
With effect from January 1, 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person. Residents of the US can make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to Harmony beforehand. It was recently proposed that the declaration and undertaking should be renewed at least on a two-yearly basis. No time limitation will be imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation or the common reporting standard regulations in relation to the declarations.
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from 1 March 2017). In the case of a corporate entity or trust, 80% in respect of years of assessment commencing 1 March 2016 of such gain is included in its taxable income (effectively a rate of 22.4%) for a corporate entity and 36% for a trust). CGT is only applicable to non-residents if the proceeds from the sale are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below) income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
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
Securities Transfer Tax
Securities Transfer Tax (“STT”) is payable in respect of the transfer of any security issued by a South African company. STT is levied at a rate of 0.25% of the taxable amount of the security concerned (generally the market value). A security is defined to include a depository receipt in a company, in addition to shares in a company. STT is not payable on the issue of any security.
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
Interest
South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from March 1, 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10% once the US Treaty is renegotiated. US residents can only make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to the company paying the interest. This declaration and undertaking may also have to be renewed on a two-yearly basis except in the circumstances as indicated below with reference to the payment of dividends tax.
Withholding tax on Service Fees
The proposed withholding tax on service fees at the rate of 15% was withdrawn in the 2016 Budget. The withholding tax on service fees has apparently introduced unforeseen issues, including uncertainty on the application of domestic tax law and taxing rights under tax treaties. The withholding tax on service fees is now dealt with on the basis that these types of arrangements must be reported. Transactions between residents and non-residents must thus be reported if they relate to consultancy, construction, engineering, installation, logistical, managerial, supervisory, technical or training services, in circumstances where the expenditure exceeds or is anticipated to exceed R10 million in aggregate and does not otherwise qualify as remuneration.
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

This summary only applies to US holders that hold ordinary shares or ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service ("IRS") rulings, the US Treaty and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, person whose “functional currency” is not the US dollar, person liable for alternative minimum tax, person required to accelerate the recognition of any item of gross income with respect to shares or ADSs as a result of such income being recognized on an applicable financial statement or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed below, any tax reporting obligations of a holder of our ordinary shares.
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
We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. In addition, this determination is based in part upon certain US Treasury regulations proposed in June 2019 that are not yet in effect (the "Proposed Regulations") and are subject to change in the future. If Harmony were to be treated as a PFIC, US holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Such holder may also be required to file IRS Form 8621. Additionally, dividends paid by Harmony would not be eligible for the reduced rate of tax described below under "Taxation of Dividends". Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation. The remainder of this discussion assumes that Harmony is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will in general not result in the realization of gain or loss for US federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.
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
Dividends paid by Harmony generally will be taxable to non-corporate US holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Harmony qualifies for the benefits of the US Treaty, or (ii) with respect to dividends paid on the ADSs, the ADSs are considered to be "readily tradable" on the NYSE, and certain other conditions are met. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date.
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
Information with Respect to Foreign Financial Assets
US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 at the end of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in foreign entities. US holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.
US Information Reporting and Backup Withholding Rules
Payments of dividends and other proceeds with respect to ordinary shares or ADSs by US persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
Our current Memorandum of Incorporation may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1759, South Africa.
We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You can obtain access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC’s website (http://www.sec.gov).
This Harmony 2019 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2019. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
No material referred to in this annual report as being available on our website is incorporated by reference into, or forms any part of, this annual report. References herein to our website shall not be deemed to cause such incorporation.

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
In accordance with IFRS 9 - Financial Instruments, we account for our derivative financial instruments as hedging transactions if the following criteria are met:

•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur, and

•	in the case of a cash flow hedge, the hedging instrument is expected to be highly effective.
During fiscal 2019 and 2018, we designated the majority of the gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See ‘Commodity Price Sensitivity’ below.
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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contract that fixes the forward exchange rate. At June 30, 2019, the nominal amount of the zero cost collars is US$414 million spread over a 24-month period with a weighted average cap price of US$1=R15.74 and weighted average floor price of US$1=R14.92. Additionally at June 30, 2019 Harmony had open foreign exchange forward contracts which had a nominal amount of US$390 million spread over a 24-month period at an average exchange rate of US$1 = R15.35.
Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2019 and 2018, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above.
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
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. The limits set by the Board are for 20% of the Group’s total production from gold and 50% from silver over a 24-month period. In response to the increase in the Rand gold price, the limit for gold was temporarily increased to 24% to accommodate additional hedging for certain more marginal operations. This limit reverts back to 20% by the end of fiscal 2020. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. In addition, Harmony's hedging policy permitted up to 25% of US$/Rand exposure to be hedged over 24 months.

Harmony has designated the majority of the Rand gold forward sale contracts as cash flow hedging instruments and applied hedge accounting to these transactions as we believe they are effective hedges. In addition, from January 2, 2019, Harmony entered into US$ gold forward contracts that were designated as cash flow hedging instruments. The effective unrealized portion of the gains and losses before maturity are recorded in other comprehensive income. The realized gains and losses of the matured contracts are recorded in revenue. The US$ gold forward sale contracts entered into before January 1, 2019 and the silver zero cost collars have not been designated as hedging instruments and the gains and losses from these transactions are recorded in profit or loss.
Commodity Sales Agreements
At June 30, 2019, the open Rand gold forward sale contracts amounted to 626,500 ounces spread over 24 months at an average of R659,523/kg. The open US$ gold forward contracts amounted to 66,000 ounces spread over 24 months at an average of US$1,368/oz. The open US$ silver zero cost collars amounted to 90,000 ounces spread over 3 months with a weighted average floor of US$17.40/oz and a weighted average cap of US$18.40/oz.
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
Sensitivity analysis-borrowings
A change of 100 basis points in interest rates on borrowings at June 30, 2019, 2018 and 2017 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2019	2018	2017
	(R in millions)
Increase in 100 basis points	(59)	(56)	(21)
Decrease in 100 basis points	59	56	21
Sensitivity analysis - financial assets
A change of 100 basis points in interest rates on financial assets at June 30, 2019, 2018 and 2017 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2019	2018	2017
	(R in millions)
Increase in 100 basis points	44	32	31
Decrease in 100 basis points	(44)	(32)	(31)
For further information on sensitivities, see note 4 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
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
Fees and Expenses

Persons depositing shares or withdrawing shares holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The execution and delivery of ADRs
• The surrender of ADRs
$.02 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	• Transfer and registration of equity shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
• Converting foreign currency
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
During the fiscal year ended June 30, 2019, Harmony received net direct and indirect payments of R8,806,250 from the Depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2019, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2019.
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2019, and has concluded that such internal control over financial reporting was effective based upon those criteria.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2019.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2019 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2019 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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

ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“-Corporate governance” on pages 104 to 120
of the Integrated Annual Report for the 20-F 2019 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2018	Rand	30 million
Fiscal year ended June 30, 2019	Rand	30 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2018	Rand	5 million
Fiscal year ended June 30, 2019	Rand	5 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2018	Rand	1 million
Fiscal year ended June 30, 2019	Rand	1 million
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2018	Rand	1 million
Fiscal year ended June 30, 2019	Rand	1 million
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

US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Harmony has a Nomination Committee comprised of five non-executive board members, three of whom are independent. The lead independent non-executive director serves as chairman of the Nomination Committee. For US domestic companies, all members of this committee are required to be independent. The current chairman of our board of directors, Dr Patrice Motsepe, is a member of the Nomination Committee and is also chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, permitted to be a member of the Nomination Committee.
US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprised of five board members, all of whom are non-executive and four of whom are independent. Andre Wilkens holds 101,303 shares in Harmony and is an executive manager of African Rainbow Minerals Limited. Consequently, he is not independent under NYSE listing rules. He is, however, in terms of South African governance practices, permitted to be a member of the Remuneration Committee.
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
All-in sustaining costs: all-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: LED expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including OCD expenditure and rehabilitation accretion and amortization for continuing operations. Depreciation costs are excluded. All-in sustaining costs per ounce and per kilogram are attributable all-in sustaining costs divided by attributable ounces or kilograms of gold sold.
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
Cash costs: total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce and per kilogram are attributable total cash costs divided by attributable ounces or kilogram of gold produced.
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
Grade: quantity of gold contained in a unit weight of gold-bearing material, generally expressed in ounces per short ton of ore or in kilograms per metric tonne.
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
Ore grade: the average amount of gold contained in a ton of gold bearing ore expressed in ounces per ton or grams per tonne.
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
Tonne: one tonne is equal to 1,000 kilograms (also known as a “metric” tonne).
(in this Annual Report we have used metric tonnes unless specified otherwise and we may have used Ton(s) and Tonne(s) interchangeably)
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

PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2019 Form 20-F:

•	Index to Financial Statements;

•	Report of Independent Registered Public Accounting Firm; and

•	Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated February 1, 2018
2.1	Notice to shareholders dated October 24, 2019 in respect of the annual general meeting to be held on November 22, 2019.
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

4.31
Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_63.htm

4.32
Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_64.htm

4.33
Second Amendment and Restatement Agreement amongst Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower), African Rainbow Minerals Limited (as Guarantor) and Harmony Gold Mining Company Limited (as Guarantor), dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_67.htm

4.34
Subordination Agreement between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_68.htm

4.38
Harmony Gold Mining Company Limited 2006 Share Plan as amended and approved November 25, 2016 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit438harmonygold2006s.htm

4.39
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.45
Term and Revolving Credit Facilities Agreement of up to US$350,000,000 dated July 28, 2017 among Harmony Gold Mining Company Limited, Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank, Caterpillar Financial Services Corporation, HSBC Bank plc, The State Bank of India, Citibank, NA, and the Bank of China http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit445facilitiesagreem.htm

4.48	ESOP trust deed http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit448esoptrustdeed.htm
4.50
ZAR2,000,000,000 Term and Revolving Credit Facilities Agreement dated November 8, 2019 for Harmony Gold Mining Company Limited arranged by Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) and ABSA Bank Limited (acting through its Corporate and Investment Banking division) with Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) and ABSA Bank Limited (acting through its Corporate and Investment Banking division)

4.51	Facility Agreement dated July 9, 2018 among into between Morobe Consolidated Goldfields Limited, Harmony Gold (Australia) Proprietary Limited and Westpac Bank - PNG - Limited
4.52	Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited http://www.sec.gov/Archives/edgar/data/1023514/000162828018012896/exhibit81significantsubsid.htm
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2019 dated October 24, 2019
99.1	Consolidated Financial Statements 2019 dated October 24, 2019

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

††
Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2019 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2019 is not deemed to be filed as part of Harmony 2019 Form 20-F.

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
Date: October 24, 2019

S-1