Form 20-F
period 2020-06-30
HARMONY GOLD MINING CO LTD
filed 2020-10-29
CIK 1023514

As filed with the Securities and Exchange Commission on October 29, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2020
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
Shela Mohatla, Group Company Secretary
Tel: +27 11 411 2359, shela.mohatla@harmony.co.za, fax: +27 11 696 9734,
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 603,142,706 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒  NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☒  NO ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒  NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES ☒  NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   YES ☒  NO ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES ☐ NO ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2020 (“Harmony 2020 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony Integrated Annual Report 2020 included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2020”) is incorporated by reference into the Harmony 2020 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2020 is not deemed to be filed as part of the Harmony 2020 Form 20-F.
Only (i) the information included in the Harmony 2020 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2020 that is expressly incorporated by reference in the Harmony 2020 Form 20-F and (iii) the exhibits to the Harmony 2020 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2020 which is not referenced in the Harmony 2020 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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

- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2020 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram” “all-in sustaining costs”, “all-in sustaining costs per ounce” and “all-in sustaining costs per kilogram”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures”. We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R15.66 per US$1.00 for fiscal 2020, R14.18 per US$1.00 for fiscal 2019 and R12.85 per US$1.00 for fiscal 2018). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease ("COVID-19") pandemic);

•	estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;

•	estimates of future gold and other metals production and sales;

•	estimates of future cash costs;

•	estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;

•	estimates of provision for silicosis settlement and the spread of other contagious diseases, such as COVID-19;

•	estimates of future tax liabilities under the Carbon Tax Act (as defined below);

- ii -

•	statements regarding future debt repayments;

•	estimates of future capital expenditures;

•	the success of our business strategy, exploration and development activities and other initiatives;

•	future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans;

•	estimates of reserves statements regarding future exploration results and the replacement of reserves;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions related to industrial action or health and safety incidents;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;

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
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, presented in the functional currency of the Company, being South African Rand. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and have been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2020 and 2019 and for each of the years in the three-year period ended June 30, 2020 should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2018, 2017 and 2016 and for the years ended June 30, 2017 and 2016 have been derived from our consolidated financial statements, which are not included in this document.
On July 1, 2019, IFRS 16 Leases became effective. See note 2 "Accounting Policies" and note 28 "Leases" in our consolidated financial statements beginning on page F-1.

	Fiscal year ended June 30,
	2020	2019	2018	2017	2016
	(Rand in millions, except per share amounts, cash costs per kilogram and ounce and all-in sustaining costs per kilogram and ounce)
Income Statement Data
Revenue	29,245	26,912	20,452	19,494	18,667
(Impairment)/reversal of impairment of assets	—	(3,898)	(5,336)	(1,718)	43
Operating profit/(loss)	(358)	(2,538)	(4,660)	(944)	1,592
Gain on bargain purchase	—	—	—	848	—
Profit/(loss) from associates	94	59	38	(22)	7
Profit/(loss) before taxation	(595)	(2,746)	(4,707)	(148)	1,581
Taxation	(255)	139	234	510	(632)
Net profit/(loss)	(850)	(2,607)	(4,473)	362	949
Basic earnings/(loss) per share (SA cents)	(164)	(498)	(1,003)	82	218
Diluted earnings/(loss) per share (SA cents)	(166)	(500)	(1,004)	79	213
Weighted average number of shares used in the computation of basic earnings/(loss) per share	535,336,337	523,808,934	445,896,346	438,443,540	435,738,577
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	547,193,989	533,345,964	465,319,405	459,220,318	446,398,380
Dividends per share (SA cents)[1]	—	—	35	100	—
Other Financial Data
Total cash costs per kilogram of gold (R/kg)[2]	553,513	439,722	421,260	436,917	392,026
Total cash costs per ounce of gold ($/oz)[2]	1,099	965	1,018	1,000	841
All-in sustaining costs per kilogram of gold (R/kg)[2]	651,356	550,005	508,970	516,687	467,611
All-in sustaining costs per ounce of gold ($/oz)[2]	1,293	1,207	1,231	1,182	1,003
Balance Sheet Data
Assets
Property, plant and equipment	29,186	27,749	30,969	30,044	29,919
Total assets	44,692	36,736	39,521	38,883	37,030
Net assets	23,375	22,614	25,382	29,291	28,179
Equity and liabilities
Share capital	32,937	29,551	29,340	28,336	28,336
Total equity	23,375	22,614	25,382	29,291	28,179
Borrowings (current and non-current)	7,718	5,915	5,614	2,133	2,339
Other liabilities	13,599	8,207	8,525	7,459	6,512
Total equity and liabilities	44,692	36,736	39,521	38,883	37,030

[1]	Dividends per share relates to the dividends recorded and paid during the fiscal year.

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
The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations
Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which Harmony has no control, including:

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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly since fiscal 2013 and continued to do so in fiscal 2020, and is still relevant as is evidenced by the strategic risk profile of Harmony. COVID-19 has resulted, and may continue to result, in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:

Annual gold price: 2010 - 2020

	Price per ounce (US$)
Calendar year	High	Low	Average
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,393
2020	2,067	1,474	1,749
There was a substantial increase in the price of gold following the outbreak of COVID-19. See "- HIV/AIDS, tuberculosis and other contagious diseases, such as COVID-19, pose risks to us in terms of productivity and costs". On October 22, 2020, the afternoon fixing price of gold on the London bullion market was US$1,901/oz.
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
The current COVID-19 pandemic has significantly impacted the global economy and markets over the past several months and may continue to do so, which could adversely affect our business or the trading price of our ordinary shares and ADSs
Since the end of 2019, COVID-19, has spread throughout the world, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. No fully effective treatments or vaccines have been developed as of the date of this annual report, and such development of treatments or vaccines may take a significant amount of time. The COVID-19 pandemic and associated governmental responses have adversely affected workforces, consumer sentiment, economies and financial markets. Such adverse effects, along with decreased consumer spending, have led to a global economic downturn.
The global economy, metal prices, and financial markets have experienced significant volatility and uncertainty due to COVID-19. Our revenue is directly related to the market price of gold and other metals. Metal price volatility causes our revenue to fluctuate from period to period. This price volatility could also cause operators or developers to defer or forgo projects, which could adversely impact our future revenue. Moreover, in the ordinary course of business, we review opportunities to acquire selected precious metal producing companies or assets. Reduced economic and travel activities or illness among our management team as a result of COVID-19 could limit or delay acquisition opportunities or other business activities. In addition, economic volatility, disruptions in the financial markets, or severe price declines for gold or other metals could adversely affect our ability to obtain future debt or equity financing for acquisitions on acceptable terms. Government efforts to counter the economic effects of COVID-19 through liquidity and stimulus programs may be insufficient or ineffective in preventing or reducing the effects of a recession. It is difficult to determine the extent of the economic and market impacts from COVID-19 and the many ways in which they may negatively affect our business and the trading price of our ordinary shares and ADSs.
Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, Harmony’s revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, Harmony may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange, which it started doing in fiscal 2016 and will continue as long as it is strategically viable. Such hedging strategies may not however be successful, and any of Harmony’s unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce Harmony’s Rand revenues and overall net income, which could materially adversely affect Harmony’s operating results and financial condition. See Item 11: "Quantitative and Qualitative Disclosure about Market Risk".

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
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production
As a rule, Harmony sells its gold and silver at the prevailing market price. In fiscal 2017, however, Harmony started a commodity derivative program. These contracts manage variability of cash flows for approximately 20% of the Group’s total production over a two-year period for gold and 50% for silver. These limits can be amended from time to time. Derivative instruments that protect against the market price volatility of gold and silver may prevent us from realizing the full benefit from subsequent decreases in market prices with respect to gold and silver, however, which could cause us to record a mark-to-market loss, thus decreasing our profits. See Item 11: "Quantitative and Qualitative Disclosure about Market Risk".
Harmony’s remaining uncovered future production may realize the benefit of any short-term increase in the commodity prices, but is not protected against decreases; if the gold or silver price should decrease significantly, Harmony’s revenues may be materially adversely affected, which could materially adversely affect Harmony’s operating results and financial condition.
Global economic conditions could adversely affect the profitability of Harmony’s operations
Harmony’s operations and performance depend on global economic conditions. Global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects, and have been further adversely impacted by the COVID-19 pandemic. A global economic downturn may have follow-on effects on our business. These could include:

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
A further downgrade of South Africa’s credit rating may have an adverse effect on Harmony’s ability to secure financing
The slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings. At the beginning of fiscal 2018, two of the three international ratings agencies, Standard & Poor’s and Fitch Ratings, rated South Africa’s long-term sovereign credit rating as non-investment grade at BB+, and the third, Moody’s, maintained an investment grade rating on South Africa's sovereign at Baa3. On November 24, 2017, Standard & Poor's downgraded South Africa's sovereign credit rating to BB with a stable outlook. In July 2019, Fitch Ratings affirmed its BB+ rating, but the outlook was downgraded to negative. In November 2019, Moody’s affirmed its Baa3 rating, but downgraded the outlook to negative. Later that month Standard & Poor’s affirmed its BB rating, but downgraded the outlook to negative. On March 27, 2020, Moody's downgraded South Africa's sovereign credit rating to non-investment grade, Ba1, maintaining a negative outlook, citing the unprecedented deterioration in the global economic outlook caused by the rapid spread of COVID-19, which is expected to exacerbate South Africa’s economic and fiscal challenges and will complicate the emergence of effective policy responses. On April 3, 2020, Fitch Ratings downgraded South Africa's sovereign credit rating to BB-, maintaining a negative outlook. On April 29, 2020 Standard & Poor's downgraded South Africa's sovereign credit rating to BB-, albeit with a stable outlook. Further downgrading of South Africa’s credit ratings by any of these agencies may adversely affect the South African mining industry and Harmony’s business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
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
In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 Harmony acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure (the "Moab Acquisition"), and in February 2020 we announced that we would acquire the remainder of AngloGold Ashanti Limited's South African business, including the Mponeng mine and Mine Waste Solutions (Pty) Limited (the "Mponeng Acquisition") with an effective date from October 1, 2020. See below under "We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners". However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.
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
With the Moab Acquisition, Harmony inherited a two-thirds interest in the Margaret Water Company for all pumping and water related infrastructure at its Margaret Water Shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein ("KOSH") basin groundwater in order for Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company) (the only other mining company continuing operating) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water. Flooding in the future resulting from a failure in pumping and water related infrastructure could pose an unpredicted "force majeure" type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition. For instance, Harmony has also conducted assessments at its Doornkop and Kusasalethu operation and the assessments conclude that there is a risk of decant post closure. Due to the interconnectivity, any long term water management solution would have to be a regional solution. Although, Harmony has installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks. There is also a flooding risk at operations acquired as part of the Mponeng Acquisition requiring the continuous pumping arrangement with Covalent Water Company (Pty) Limited to stay in place.
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
Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
In South Africa, each of our mining operations depends on electrical power generated by the South African state utility, Eskom Limited ("Eskom"), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions. Although during fiscal 2018, the electricity supply in South Africa had seen less pressure than in previous years, Eskom began stage 4 load shedding (the national grid was short of 4,000 MW) again in March 2019. Under Stage 4 load shedding, approximately 80% of the country’s demand is met through scheduled load shedding 12 times over a four-day period for two hours at a time, or twelve times over an eight-day period for four hours at a time. In December 2019, following breakdowns in Eskom’s generating plants, load shedding rose to stage 6 (the national grid was short of 6,000 MW) and load curtailment was elevated to “essential load requirement”, resulting in Harmony having to stop production and withdrawing people from underground. The situation was remedied the following day, but Harmony lost a full day's production as a result of this. Eskom’s inability to fully meet the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout.
Eskom's aging infrastructure, its need to replace or upgrade its power generation fleet and its deferral of routine maintenance due to financial constraints, may adversely affect electricity supply in South Africa. In addition, Eskom's ability to undertake necessary infrastructure and fleet upgrades, on commercially acceptable terms or otherwise, may be limited by the amount of debt it has outstanding, which has increased from R389 billion in fiscal 2018 to R441 billion on August 1, 2019. Any blackouts or other disruptions to power supply could have a material adverse effect on our business, operating results and financial condition.
Although management has been able to comply with the curtailment requirements in response to the load curtailment events experienced in our 2020 fiscal year and the first quarter of fiscal 2021 without incurring material production losses (the losses suffered were limited to our surface waste rock dump mining volumes), there can be no guarantee that we will be able to comply with such curtailment requirements without incurring material production losses in the future. During the period of load shedding, Eskom used a significant amount of diesel to run its gas turbines and called on large power users to curtail their power demand. In addition, although Eskom applied to the National Energy Regulator of South Africa (“NERSA”), which regulates tariffs, for a 19.9% average increase in electricity tariffs for Eskom’s 2018/2019 financial year, NERSA granted Eskom a 5.2% electricity tariff increase for this period. Eskom has expressed concern that this increase may not be adequate to prevent future electricity interruptions and indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase.
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
Eskom tariffs are determined through a consultative multi-year price determination application ("MYPD") process, with occasional tariff increase adjustments under the Regulatory Clearing Account ("RCA") mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 9.4% (later adding an additional 4.4%) for the period 2019 to 2020, 8.1% for the period 2020 to 2021 and 5.22% for the period 2021 to 2022. These increases are subject to multiple adjustments and challenge by NERSA, any of which could result in higher tariffs. For instance, in the latest case, NERSA appealed in August 2020 an earlier court ruling requiring R23 billion in revenue to be added to the 2021/2022 increase, and leave to appeal was granted in October 2020. In addition, NERSA also announced the approval of R3.869 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs. The recovery period from the consumer is yet to be determined. On the basis of external economic advice, Harmony planning for 10% increases in both 2022/2023 and 2023/2024, but there can be no assurance that this will be adequate to meet Harmony's obligations under the tariffs as finally approved.
The South African government provided Eskom with an additional R69 billion bailout over a three-year period, from 2019 to 2021. Eskom subsequently challenged the MYPD, RCA and NERSA’s treatment of the bailout as a tariff subsidy in South African court. The South African court dismissed the urgent nature of the Eskom submission, but has not decided on the merits of the case. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.
PNG has limited power generation and distribution capacity, supplied by the state utility, PNG Power. This capacity is increasing but it is subject to disruptions in electrical power supply. Currently, Harmony mines and projects receive 100% of their daily demand from PNG Power, but have the capacity to self-generate by means of own diesel-generated power when required. The cost of this power will fluctuate with changes in the oil price. Disruptions in electrical power supply or substantial increases in the cost of oil could have a material adverse effect on our business, operating results and financial condition.
Also, see Item 5: “Operating and Financial Review and Prospects - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental stewardship - Environmental management and stewardship” on pages 121 to 138.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners
In order to maintain or expand our operations and reserve base, Harmony has sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 Harmony acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition and in February 2020 announced that it would acquire the remainder of AngloGold Ashanti Limited's South African business, including the Mponeng mine and Mine Waste Solutions (Pty) Limited with effect from October 1, 2020.
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
As at June 30, 2020, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges of R3,898 million relating to property, plant and equipment and other assets were recorded in fiscal 2019. If management is required to recognize further impairment charges, this could have a material adverse effect on Harmony’s results of operations and financial condition. See Item 5: “Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Impairment of Property, Plant and Equipment” and “- Carrying Value of Goodwill.”
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
We are at risk from any or all of these environmental and industrial hazards. In addition, the nature of our mining operations presents safety risks. Harmony’s operations are subject to health and safety regulations, which could impose additional costs and compliance requirements. Harmony may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws. Any legislative changes relating to financial provisions could add to the costs. The occurrence of any of these events could delay production, increase cash costs and result in financial liability to Harmony, which, in turn, may adversely affect our results of operations and our financial condition.
The nature of our mining operations presents safety risks
The environmental and industrial risks identified above also present safety risks for Harmony’s operations and our employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony’s results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58.
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
Harmony’s insurance coverage may prove inadequate to satisfy future claims against it
Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. Harmony may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, Harmony’s insurance coverage may not cover the claims against it, including for environmental or industrial accidents, pollution or public health emergencies and other events that could disrupt our operations, such as COVID-19, which could have a material adverse effect on Harmony’s financial condition.
Harmony’s operations may be negatively impacted by inflation
Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2018, 2019 and fiscal 2020, inflation was 4.6%, 4.5% and 2.2%, respectively. However, working costs, in particular electricity costs and wages have increased at a rate higher than inflation in recent years, resulting in significant cost pressures for the mining industry. See Item 5: "Operating and Financial Review and Prospects - Operating Results - Electricity in South Africa - Tariffs". Should Harmony experience further electricity or wage increases, its business, operating results and financial condition may be adversely impacted.
The inflation rate in PNG ended at 4.7% in fiscal 2018 and at 3.7% in fiscal 2019, while the annualized inflation stood at 4.7% at the end of fiscal 2020.
Harmony’s results of operations, profits and financial condition could be adversely affected to the extent that cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.
The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits
Harmony has operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in either of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, political instability, change in legislative, regulatory or fiscal frameworks, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. The impact of COVID-19 may heighten social tensions and demands, especially near our mines in South Africa, as individuals look to the mining industry for job creation opportunities and other resources and benefits.
It is difficult to predict the future political, social and economic environment in these countries, or any other country in which Harmony operates, and the impact government decisions may have on our business, results of operations and our financial condition.
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
Harmony’s ability to service its debt also depends on the amount of its indebtedness. In order to fund the Mponeng Acquisition, Harmony completed the a placing (the "Placing") pursuant to which it issued new ordinary shares for cash which had the effect of reducing net debt at year end. After the end of fiscal 2020, on September 30, 2020, the Mponeng Acquisition closed and the purchase price was paid, which increased the net debt level again. While the COVID-19 pandemic has resulted in higher gold prices and improved cash flow as a result, it also disrupted operations and may continue to do so, which could impact on our ability to repay our debts. In order to conclude the Moab Acquisition in 2018, Harmony increased its indebtedness. In August 2019 Harmony entered into a US$400 million syndicated term and revolving credit facility, with a three year term, that was extended by a further year after the end of fiscal 2020. At June 30, 2020, US$350 million was drawn against this facility. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing" and "- Outstanding Credit Facilities and Other Borrowings".
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
Uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our borrowing cost
LIBOR, the London Interbank Offered Rate, is widely used as a reference for setting interest rates on loans globally. We have used LIBOR as a reference rate on our US$400 million syndicated term loan and revolving credit facility, as well as our US$24 million four-year loan. Combined we had R6,356 million (US$367 million) outstanding on these facilities at year-end.
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

On August 19, 2019, Harmony and a syndicate of local and international lenders entered into a loan facility agreement, pursuant to which Harmony and the lenders agreed that a new reference rate will be agreed upon by mutual consent. However there is no guarantee that a transition from LIBOR to a new reference rate will not result in market disruptions, and possibly result in increases to our borrowing costs, which could have a material adverse effect on its business, operating results and financial condition. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources".
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
We also compete with mining and other companies for key human resources
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient representation by Historically Disadvantaged South Africans ("HDSAs") in management positions, may materially impact on Harmony's ability to achieve their objectives.
Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs and women in mining in South Africa, and the global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that Harmony will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be adversely affected. See Item 4. “Information on the Company - Business Overview - Regulation - Labor Relations” and “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - employee relations” on pages 58 to 71.
In PNG, the PNG government ("PNG Government") is considering revisions of its local content policy which will severely restrict the utilization of offshore-based "Fly-In, Fly Out" expatriate employees, and prescribe increased levels of participation by locally-owned businesses in the provision of goods and services. If introduced, this will adversely affect the ability of Harmony to engage and retain appropriately skilled human resources, and manage the costs of goods and services to its operations. It will also necessitate the application of additional resources to the construction or provision of housing for residential employees, and the recruiting and training of local landowners and landowner businesses.
Since Harmony’s labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 93% among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations. During 2020, one of our mines based in the Free State, known as Unisel, will reach the end of its economic and operating life which will result in the discontinuation of mining operation on the mine. The mine employs about 850 employees most of whom are expected to be absorbed into other Harmony operations.
In October 2018, Harmony concluded a three year wage agreement with unions representing the majority of the Company’s employees. This agreement was extended to all employees irrespective of union affiliation. The Company has experienced a relatively peaceful labor environment since the conclusion and implementation of the said wage agreement. However we are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company - Business Overview - Regulation - Labor Relations”, “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - employee relations” on pages 58 to 71. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2020 - Our business context - Stakeholder engagement and material issues” on pages 31 to 36.
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
In PNG, the workforce is not significantly unionized. However, operations are subject to disruption as a result of actions taken by landowners and occupants of the land within the area of impact of such operations, including the blockading of access routes to the operations. These disruptions generally arise as a result of grievances with regard to the non-distribution by the PNG Government to local communities of mine-derived royalties and other benefits, or in relation to the participation of local businesses in the provision of goods and services to the operations.
In the event that Harmony experiences industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on our business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, mining conditions can deteriorate during extended periods without production, such as during and after strikes; lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect our mines' operating life, which could have a material adverse effect on its business, operating results and financial condition.
HIV/AIDS, tuberculosis and other contagious diseases, such as COVID-19, pose risks to us in terms of productivity and costs
The prevalence of HIV/AIDS and other contagious diseases, including COVID-19, in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs.
The continued spread of COVID-19 could result in serious illness (including incapacity) or quarantine of Harmony’s employees and contractors, which may be exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, may worsen the outcomes among the individuals infected with COVID-19. Employee or contractor absences due to COVID-19 or other contagious diseases could lead to labor shortages or instability, which could result in disruptions to Harmony’s production (including potential temporary cessation) and increased operational costs. In addition, any action taken by governments or regulators in response to the spread of contagious diseases such as COVID-19 could have a material impact on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced indefinite border closures, lock-downs, bans on public gatherings, curfews and business shutdowns following the global spread of COVID-19. In response to the outbreak, Harmony has taken steps aimed at protecting employees and contractors, including implementing certain travel restrictions.
In line with the directive by the South African government on March 23, 2020, Harmony implemented measures to place its South African operations under temporary care and maintenance during the resultant 21-day lock-down in South Africa (which has been extended beyond its original end date). On April 16, 2020, the South African government published a notice amending certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 57 of 2002 (the "Disaster Management Act"). The amendments allowed South African mining operations to be conducted at a reduced capacity of not more than 50% during the lock-down and at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy thereafter. Subsequently, Harmony announced a set of risk-based safety measures designed to resume operations to the prescribed 50% production capacity. Such measures included arranging transport for South African-based employees from their homes in remote areas to their respective areas of work, the implementation of rigorous screening and testing programs as employees return to work, the provision of quarantine facilities for employees who may test positive for COVID-19 and the submission of data collected during screening and testing to the relevant authority.
In PNG, the identification of a positive case at the Hidden Valley mine resulted in the quarantine lockdown of the Hidden Valley mine site and the implementation of a revised roster for its workforce to enable the continuation of site operations. In line with directives issued by the Controller under the PNG National Pandemic Act 2020, Harmony implemented a set of risk-based safety measures designed to enable the safe continuation of operations, including the management of the international and local/regional travel of its workforce, the establishment of three "entry point center" quarantine facilities to manage the safe change-over of rostered staff, the implementation of rigorous screening and testing programs, the provision of personal protective equipment, and the submission of data collected during screening and testing to the relevant authorities.
The continuation of existing measures, or the introduction of additional travel-related restrictions, could result in the inability of Harmony’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Harmony’s management and employees and other important third-parties from traveling to, or visiting, Harmony’s operations. Further, any lock-downs or mandatory business shutdowns could result in a suspension of Harmony’s operations and could bring its business to a standstill. The full extent to which COVID-19 impacts Harmony’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of the spread of contagious diseases, such as COVID-19, HIV/AIDS or tuberculosis, could have a material adverse effect on Harmony’s business, operating results and financial condition. See “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58.
The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
Harmony’s operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa, the present Mine Health and Safety Act, 29 of 1996 ("MHSE") imposes various duties on mines and grants the authorities broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Industrial Safety, Health and Welfare Act 1961, PNG Industrial Safety, Health and Welfare Regulations 1965, PNG Mining Act 1992 (the "PNG Mining Act"), PNG Mining (Safety) Act 1977, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.

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
Harmony has been subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational lung diseases, and could be subject to similar claims in the future. For instance, in May 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa, including Harmony. The action consists of two classes: the silicosis class and the tuberculosis (“TB”) class. Each class includes mineworkers and dependents whose parents died after contracting silicosis and/or TB while working at the mines. The certification of the class means that the claimants were able to sue the mining companies as a class. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose Harmony to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the class May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled in May 2018. The terms of the settlement are available on the Harmony website. The settlement was subject to certain conditions, including that an unconditional order of court, sanctioning the settlement agreement to make the settlement agreement an order of court, is obtained from the High Court. Such an order was obtained on July 26, 2019, subject to certain conditions which were subsequently fulfilled, and the settlement became effective on December 10, 2019. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds, with all trustees having been appointed by February 6, 2020. See Item 8: "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings” and “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58 for further information. See note 26 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
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
The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. On July 26, 2019, the Johannesburg High Court approved a R5.2 billion settlement of the silicosis and TB class action suit between the Working Group and lawyers representing affected mineworkers and the settlement became effective on December 10, 2019.
As a result of the ongoing work of the Working Group and engagements with affected stakeholders since December 31, 2016, Harmony provided for its share of the estimated cost in relation to the Working Group of a settlement of the class action claims and related costs. At June 30, 2020 the provision in Harmony's statement of financial position was R892 million. Harmony believes that this remains a reasonable estimate of its share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates.
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
South Africa
In December 2017, during its national conference, the African National Congress ("ANC") resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee ("CRC"), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On December 4, 2018, South Africa’s Parliament adopted the CRC’s report dated November 15, 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. While the CRC’s report recommended that such amendment to South Africa’s Constitution be tabled and passed before the South African general elections in May 2019, the ad hoc committee responsible for preparing the bill to amend South Africa’s Constitution has not yet submitted a timeline for meetings or public hearings. On March 13, 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the National Council of Provinces ("NCOP") and signed by the President, among others. The legislative process to give effect to the proposed Constitutional amendment, has not yet been finalized. The National Assembly agreed to re-establish the Ad-Hoc Committee tasked with initiating and introducing the legislation required to amend Section 25 of the Constitution. The Draft Constitution Eighteenth Amendment Bill was published for comment at the end of 2019. The aim of the Draft Bill is to amend the Constitution of the Republic of South-Africa, 1996 so as to provide that where land and any improvements thereon are expropriated for the purpose of land reform, the amount of compensation payable may be nil. The Ad-Hoc Committee needs to report back to the National Assembly by December 31, 2020.
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
The former President, Jacob Zuma, appointed the Davis Tax Committee to look into and review the current South African tax regime, including the mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called "gold formula" for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In December 2016, following a period of public comment, the committee issued its second and final report to the Minister of Finance, which largely reaffirmed the committee's initial recommendations. The final reports were published in November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Such legislation could, however, have a material adverse effect on our business, results of operations and financial condition.
Papua New Guinea
In PNG, Mining Lease holders must pay royalties to the PNG Government based on production (currently 2%). In addition to the PNG Government's entitlement to royalties, PNG exploration licenses each contain a condition that the PNG Government may, at any time prior to the commencement of mining, acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. This condition confers on the PNG Government or its nominee the option to take up a direct equity participation in a mining project. The PNG Government has indicated that it intends to exercise its option in full in respect of the Wafi-Golpu project.
The mining regime in PNG is the subject of a comprehensive ongoing review involving various PNG Government agencies. The review includes possible increases to the royalty rate, and the PNG Government's right to acquire an interest in a mine discovery, the percentage extent of such right, the consideration payable for it and the contributions to be made pursuant to it. Harmony, via the PNG Chamber of Mines and Petroleum, has submitted comments on aspects of the review.
In 2014, the PNG Government initiated a review of the tax regime, with a final report issued by the PNG Tax Review Committee in October 2015. Pursuant to the tax regime review, certain adverse changes to the fiscal regime were introduced with effect from January 1, 2017, with the main changes being the introduction of an additional profit tax, the cessation of the double deduction allowance for exploration expenditure, and an increase in the rates of interest withholding and dividend withholding taxes. Further changes, including a capital gains tax, were initially proposed to be introduced from January 1, 2020 and draft legislation has been issued for discussion, however, the PNG Treasury has indicated that no capital gains tax will be introduced before 2022. Harmony, via the PNG Chamber of Mines and Petroleum, has submitted comments on aspects of the draft legislation. Any legislation resulting for such review and any changes to the PNG tax regine could have a material adverse effect on our business, results of operations and financial condition.
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
South Africa
In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - MPRDA” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on May 1, 2004 and transferred ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities to HSDAs who wish to participate in the South African mining industry and advance socio-economic development. We currently continue to comply with the requirements of the MPRDA. Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition and could result in the cancellation or suspension of our mining rights.
On June 21, 2013, the Minister of Mineral Resources and Energy ("Minister") introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”) into Parliament. The South African Department of Mineral Resources (as it then was known, but now is referred to as the Department of Mineral Resources and Energy ("DMRE")) briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the NCOP on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly has referred the MPRDA Bill to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. The South African Cabinet has subsequently supported its withdrawal. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister's and Cabinet's support for its withdrawal.
There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be revived and made law. Among other things, the MPRDA Bill provides that applicants will no longer be able to rely on the "first come, first served" principle when submitting an application for a right, it seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister broad discretionary powers to prescribe the levels of minerals required to be offered to domestic beneficiators for beneficiation. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.
Regulations under the MPRDA

On March 27, 2020 the Minister published for implementation amendments to the regulations promulgated pursuant to the MPRDA in 2004 (the "MPRDA Regulations” and as amended the "Amended Regulations"). The Amended Regulations include the following notable changes:

•
Mining right applicants must “meaningfully consult” with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the Environmental Impact Assessment Regulations, 2014 (the "EIA Regulations”). The office of the Regional Manager is permitted to participate as an observer in these processes.

•
Mining right holders must, pursuant to their social and labor plans ("SLPs"), contribute to the socio-economic development in the areas in which they operate and labor sending areas (i.e. a local municipality from which a majority of mineworkers are from time to time permanently resident). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.

•
Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated in terms of the NEMA, the EIA Regulations and the Financial Provision Regulations, 2015. It is anticipated that the Financial Provision Regulations, 2015 will be replaced by a revised regulations following further engagement with the mining industry.

•
The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods intend to hold the parties accountable and to ensure that appeals are resolved in a timely manner.

Mining Charter
On September 27, 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Mining Charter III"), on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines for the Broad Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 ("Implementation Guidelines") published on the same date. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") and the "amended" Charter gazetted in September 2010 (the "Amended Charter"). Mining Charter III imposes new obligations and increased participation by HSDAs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was on or before March 31, 2020, although on April 11, 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of COVID-19, which extended the date for submission of the first annual report to June 1, 2020.
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
While Mining Charter III was effective from September 27, 2018, many of its provisions are vague and untested despite the publication of the Implementation Guidelines. See Item 4: "Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - The Mining Charter".
On March 26, 2019, the Minerals Council South Africa (previously the Chamber of Mines) ("MCSA") filed an application for the judicial review and setting aside of certain clauses of Mining Charter III. The MCSA had engaged in ongoing attempts to reach a compromise with the Minister on certain provisions that are problematic for the industry, and which would be detrimental to its sustainability.
The application aligns with the MCSA’s previously stated view that most aspects of Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. In August 2020, the current Minister, Gwede Mantashe, withdrew his notice of appeal to the Supreme Court of Appeal in respect of the declaratory order issued in April 2018 by the High Court of South Africa (Gauteng Division). The declaratory order held that black economic empowerment ("BEE") ownership transactions should continue to be recognized for regulatory certainty purposes and for the duration of the mining right – even where the BEE partner has sold or transferred part of or all its equity. Harmony cannot guarantee that it will meet all the targets set out by Mining Charter III. Should Harmony breach its obligations in complying with the MPRDA or Mining Charter III, its existing mining rights in South Africa could be suspended or canceled by the Minister in accordance with the provisions of the MPRDA. It may also influence our ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on our results of operations and financial condition.
Papua New Guinea
In PNG, mining is governed by the PNG Mining Act. All minerals are owned by the PNG Government, which grants rights to explore for or mine such minerals under a concessionary tenement system. Types of tenement include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. The legislation being reviewed includes the PNG Mining Act, PNG Mining (Safety) Act 1977 and applicable regulations. PNG mineral policy and mining-specific sector policies including biodiversity offsets, offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy.
Over that period, various draft revisions of the PNG Mining Act have been circulated and submitted to the PNG Chamber of Mines and Petroleum for its comments, most recently in 2018 and 2020. The most recent draft revisions include an increase in the royalty rate, changes to the terms of the PNG Government's right to acquire an interest in a mine discovery, the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “Fly-In, Fly-Out” employment practices, and the introduction of downstream processing obligations. If introduced, and applied to Harmony's operations and projects in PNG, the changes will potentially affect those operations and projects and could have a material adverse effect on Harmony's business, operating results and financial condition.
In May 2019, the Honourable James Marape was appointed Prime Minister of PNG following a vote of no confidence in the previous Government. He committed his Government to a review and restructuring of resource laws, signaling the possible introduction of a new mining act and associated mining and related policies intended to increase the PNG Government's benefits share in mining.
On June 26, 2020 a Mining (Amendment) Act was enacted to require the real-time provision of production and mineral sales data of the PNG Government. On July 16, 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialization of State Businesses (the "PNG Organic Law") was tabled for reading in Parliament. The PNG Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the State to a State-Owned Entity ("SOE") not subject to the PNG Mining Act or the regulation of the Mineral Resources Authority, and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime. The proposed PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it is envisaged will be negotiated by the SOE on a case by case basis.

It is presently uncertain if the PNG Organic Law will be adopted, of (if adopted) whether or how the PNG Organic Law will be applied to Harmony's current operations and projects in PNG. Due to this uncertainty, Harmony is unable to express a view on the likely accounting impact of the changes, save to state that, if the PNG Organic Law is adopted and applied, Harmony's operations and projects in PNG will potentially be affected by the changes, which could have a material adverse effect on Harmony's business, operating results and financial condition.
Laws governing health and safety affect our business and could impose significant costs and burdens
In South Africa, the MHSA requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment and personal protective equipment. Further, Harmony must ensure compliance with various licenses, permissions or consents that have been issued to it in terms of the various pieces of applicable legislation.
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other applicable legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which Harmony operate, the regulatory authority also issues closure notices for the operation or parts thereof, following the occurrence of an injury or death threat. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition.
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
The mining regime in PNG is the subject of comprehensive ongoing review, including the Mining (Safety) Act and Regulations. Harmony's operations and projects in PNG may be affected by changes to PNG mining safety regime, and the company continues to engage with the PNG Government and relevant regulators on these matters through the offices of the Chamber of Mines and Petroleum, and directly with the PNG Mineral Resources Authority ("MRA") and the Chief Inspector of Mines.
We are subject to extensive environmental regulations
As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.
South Africa
In South Africa, the MPRDA and the National Environmental Management Act, 107 of 1998 (the “NEMA”), along with various other environmental statutes, regulations and standards regulate the impact of the Company’s prospecting and mining operations on the environment. These statutes, regulations and standards are regularly updated, amended and supplemented, imposing additional obligations on mining companies to, among other things, minimize emissions, reduce, re-use and recycle waste and improve the quality of effluent and wastewater discharged from the operations.
Under the MPRDA, a mining holder remains responsible for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water and the sustainable closure of mining operations until such time as the Minister issues a closure certificate. Notwithstanding this, the NEMA states that a mining right holder will remain responsible for these obligations even after a closure certificate is issued.
In South Africa, until such time as a closure certificate is issued, a mining right holder is required to assess annually the environmental liabilities associated with the mining operation (including the pumping and treatment of extraneous water) and put up financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. This financial provision may be released when the Minister issues a closure certificate. However, he or she may retain a portion of the financial provision in perpetuity for any residual and latent environmental liabilities.
The manner in which the amount of the financial provision is calculated will be regulated under the Financial Provision Regulations, 2015. Prior to this, the amount of financial provision has been calculated pursuant to the DMRE's Guideline Document for the Evaluation of the Quantum of Closure-related Financial Provision Provided by a Mine (the “DMRE Guidelines”). The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations. The proposed Financial Provision Regulations, 2015 place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
The Financial Provision Regulations, 2015 sought to rectify this deficiency by, among other things, including preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds the Minister as security for possible latent and residual post-closure environmental impacts.
Compliance with these obligations would result in a significant increase in the required financial provision and, consequently has been strongly opposed by the mining industry. In response to this opposition, the Department of Environment, Forestry and Fisheries (the competent authority for drafting the Financial Provision Regulations, 2015) ("DEFF") undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. In light of this on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended on three occasions. The most recent extension is until June 2021. As revised draft regulations have not been published in the last year, it is possible that the June 2021 date may be extended further. However, even if new regulations are finalized before that date, it is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and the Company will be required to increase its financial provision.
In addition, the Company may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on the pumping or treatment of water. The Company believes that it will realize an additional liability of R37 million for the final closure solution to close the KOSH basin safely and sustainably.
The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities, which could have a material adverse effect on Harmony's business, operating results and financial condition.
Harmony continues to engage with DEFF and the DMRE regarding matters relating to financial provision including the Financial Provision Regulations, 2015, as well as the adjustment of financial provision in respect of the mining operations. There is concern about the ambiguity of the provisions and how they can be operationalized with the prescribed transitional time frames, which may result in misinterpretation, mis-application and potential disputes with DEFF any of which could have a material adverse effect on Harmony's business, operating results and financial condition. See note 25 "Provision for environmental rehabilitation" to our consolidated financial statements set forth beginning on page F-1.
Papua New Guinea
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
A process of legislative review is underway and a number of environmental matters are under consideration. These include a Mine Closure Policy, which contains a mechanism for the provision of financial assurance for mine closure and rehabilitation costs; a Biodiversity Offsets Policy, which includes a mechanism for biodiversity offsets payments to support biodiversity initiatives; and a National Oceans Policy, which considers issues associated with offshore mining and extractive industries and deep sea tailings placement.
Harmony's operations and projects in PNG will be affected by changes to PNG environmental laws, and the company continues to engage with the PNG Government and relevant regulators on these matters through the offices of the PNG Chamber of Mines and Petroleum, and directly with the Conservation and Environment Protection Authority, any of which could have a material adverse effect on Harmony's business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138 for further discussion on the applicable legislation and our policies on environmental matters.
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
At our PNG operations, we are required under the PNG Mining Act and PNG Environment Act 2000 to pay landowners regulated levels of compensation for any loss or damage sustained by them arising from our exploration or mining activities. In addition, under a negotiated Memorandum of Agreement ("MOA") with the national and provincial government and landowner organizations in 2005, an agreed share of the royalties paid by us to the PNG Government in respect of our mining operation is allocated among local government and landowner groups. Also, the MOA contains agreed national content, localization and social performance plans, which address various aspects of procurement, business development, employment and training and other community support.
Delays in projects attributable to a lack of community support or community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact Harmony’s reputation, business, operational results and financial condition.
Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations
Climate change is expected to have financial and operational impacts on the Company. Increased global awareness that greenhouse gases (“GHG”) contribute to climate change has resulted in legislative mechanisms obliging companies to report GHG emissions and implement measures to reduce GHG emissions, and imposing penalties or taxes on GHG emissions. The manner in which these legislative mechanisms will affect the Company are set out in more detail below.
In addition, the Company’s operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt the Company’s mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the Company’s operations, financial condition and reputation.
Reporting GHG Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations require that the Company register its operations that involve fuel combustion activities associated with mining and quarrying in excess of 10MW(th) and certain other activities associated with the mineral industry. The Company must report its GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for Monitoring, Reporting and Verification of Greenhouse Gas Emissions by Industry for each of the relevant GHGs and the Intergovernmental Panel on Climate Change, or IPCC, emission sources by March 31st of each year.
Reduction in GHG
GHGs are emitted directly by Harmony’s operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony’s operations.
A number of international measures seeking to mitigate or limit GHG emissions have been ratified by South Africa and PNG, including the Paris Agreement, a treaty negotiated at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the "Paris Agreement"), pursuant to which member countries set out the manner and period in which they plan to reduce emissions. This commitment or “nationally-determined contribution” is informed by each member countries’ circumstances.
Pursuant to South Africa’s nationally-determined contribution, GHG emissions will peak in 2020 to 2025, plateau from 2025 to 2035 and decline from 2036 onwards.
PNG’s GHG emissions have historically been negligible. However, according to PNG’s nationally-determined contribution, economic development in PNG will see an increased reliance on fuel. The PNG Government therefore plans to reduce fossil fuel emissions in the electricity generation sector and transition to 100% renewable energy by 2030, provided that funding is available.
The Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”) was enacted to assist South Africa in meeting its objectives under its nationally-determined contribution.
The Carbon Tax Act came into effect on June 1, 2019 notwithstanding that the regulations required for implementation had not then been promulgated. Pursuant to the Carbon Tax Act, a party is liable to pay a carbon tax if it conducts an activity in South Africa resulting in GHG emissions above the threshold set out in Schedule 2 to the Carbon Tax Act. The tax is charged at a rate of R120 per tonne of GHG emissions generated by burning fossil fuels, unintentionally emitting GHGs during the extraction, processing, delivery and burning of fossil fuels for energy production, including from industrial plant and pipelines, and conducting manufacturing processes that chemically and physically transform materials.
The tonnage of GHG in respect of these activities is determined by multiplying GHG emission factors contained in the Schedules to the Carbon Tax Act by the mass of fossil fuels or raw materials used or product produced, as the case may be. Until December 31, 2022 the tax rate will be increased annually by the consumer price inflation ("CPI") plus 2%. Thereafter, the rate will increase annually by CPI.

In order to reduce the significant tax that results by multiplying the total tonnage of GHG by R120, the Carbon Tax Act makes provision for various "allowances" which could result in a decrease of the carbon tax payable by up to 95%. These allowances include:

•	allowance for fossil fuel combustion;

•	allowance for industrial process emissions;

•	allowance in respect of fugitive emissions;

•	a trade exposure allowance;

•	a performance allowance;

•	a carbon budget allowance; and

•	an offset allowance.
These allowances reduce the effective carbon tax rate to between R6 and R48 per tonne of GHG.
Pursuant to section 19 of the Carbon Tax Act, the Minister of Finance must make regulations regarding:

•	the sub-sector GHG emissions intensity benchmark required in order to calculate the performance allowance;

•	the manner in which the trade exposure allowance must be determined; and

•	carbon offsets.
To date, only the carbon offset regulations have been promulgated. The intensity benchmark regulations and trade exposure regulations are still only in draft form. In respect of carbon budgets, the South African government has undertaken to consult with industry to ensure an “optimal combination” of mitigation actions that strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations. The carbon budgeting system under the Carbon Tax Act and the proposed Climate Change Bill published by DEFF on June 8, 2018 (the "2018 Climate Change Bill"), however, are at odds with one another and will need to be resolved before the 2018 Climate Change Bill is finalized.
The first carbon tax payment for the period from June 1, 2019 to December 31, 2019 was originally due on July 31, 2020, but has been extended to October 31, 2020 due to the COVID-19 pandemic.
Harmony’s tax liability due to the carbon tax has been provisionally estimated. However, at this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, the Company has set its internal carbon price (for the South African operations) to match that of the carbon tax. The Company may also be liable for potential pass through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on the Company’s operational expenses.
Currently, the carbon tax poses a relatively low cost to the Company until December 31, 2022 after which it is anticipated that the “allowances” discussed above will be reduced and the tax increased. It is also anticipated that carbon taxes will be imposed on electricity usage generated from fossil fuels. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2022 is currently unknown but it is anticipated that it may be between R100 million to R500 million per year from fiscal year 2023 to fiscal year 2030.
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of the Company’s cash costs in South Africa. While cost management is clearly a strategic issue for the Company, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. Additional taxes on energy will affect the Company significantly as will regulation that stipulates may include, among others, emission measurement and reduction, audit processes and human resource costs.
Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.
Climate Change legislation and policy
As mentioned above, DEFF published the 2018 Climate Change Bill for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa. Following substantial comments, the 2018 Climate Change Bill is being revised. It is unclear when a new draft will be made available.
PNG’s national Office of Climate Change and Environmental Sustainability is studying the potential for future economic growth to be driven by renewable energy. PNG has adopted a climate change policy but implementation actions to date have been very limited. The implications of the climate change policy on the Company's operations in PNG have not yet been established and while they are not expected to have significant impacts in the near term, there can be no assurance that they will not have a material adverse effect on our business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138 for disclosure regarding our GHG emissions.

Our operations in South Africa are subject to water use licenses, which could impose significant costs
Under the South African National Water Act, 36 of 1998 (“NWA”), a person may only undertake a "water use" subject to a water use license (and the conditions contained therein) issued under the NWA, a general authorization issued by the Minister of Water and Sanitation or in terms of a prior existing water use, such as a water permit issued under the NWA’s predecessor, Water Act, 54 of 1954 ("Water Act"). Persons undertaking water use under a general authorization or prior existing water use are required to register this use with the Department of Water and Sanitation and are required to comply with the conditions contained in the published general authorization or any conditions contained in any prior existing water use (to the extent there are any).
Our South African operations are predominantly regulated under water permits issued pursuant to the Water Act, with some having been converted to water use licenses under the NWA. Notwithstanding this, the South African operations have elected to convert all prior existing water uses into water use licenses under the NWA to ensure these operations act in accordance with current best practice and water quality standards. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process.
Some operations have received draft licenses for review and comment before finalization by the regional directors at the Department of Water and Sanitation. Kusasalethu and Kalgold received their final water use licenses. These licenses, however, contain conditions that are impossible to meet and, as a result, we have applied to amend the relevant conditions.
In future, when new water licenses are issued, the Company may need to implement alternate water management measures that may require significant cost implication for our business. We intend to work collaboratively with the regional departments and catchment management agencies to reach a sustainable outcome for both the Company and the water resource.
Failing to comply with the conditions of a water use license may result in the competent authority issuing a compliance notice or directive to the Company instructing it to take measures to correct the non-compliance and, in some instances, to cease operations pending the resolution of the non-compliance. In addition, failing to comply with a water use license is an offense that may result in prosecution. If the Company is successfully prosecuted, the court may impose fines, damages, director and employee liability and imprisonment.
Any of these could have a material effect on our business, operating results and financial condition.
In addition to the licensing requirements mentioned above, the NWA imposes a duty of care on the Company to take reasonable measures to prevent pollution or contamination of water resources. The nature and extent of the reasonable measures will depend on the circumstances of each case. If the Company fails to implement the measures required of it, a directive may be issued by the competent authority instructing the Company to implement certain measures within a prescribed period. Failing to comply with a directive is an offense and may result in prosecution and the penalties contemplated above. In addition, the competent authority could implement the necessary measures and recoup the costs from the Company.
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
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with the Company’s final closure plans for each of its operations and the Company is responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. This liability is discussed in more details in Item 4: "Regulation - Law and Regulations Pertaining to Environmental Protections in South Africa - NEMA”.
See “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu and Moab Khotsong, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMRE and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities for Harmony, which could be material and have an adverse impact on Harmony’s financial condition.
See above under "We are subject to extensive environmental regulations".
Harmony is implementing the following steps to ensure that funds are available to top up its financial provision, if necessary:

•	facilitating concurrent rehabilitation;

•	re-purposing infrastructure; and

•	accelerated mine closure rehabilitation where operations have reached the end of its geological life.

Should the regulator require the financial provision regulations be implemented in 2021 and/or should the financial provision regulations, as they may be amended, remain onerous, MCSA has indicated that it will exercise its legal options on these regulations on behalf of the mining industry.
Currently, no provision for any potential liability has been made in our financial statements under the Financial Provision Regulations, 2015. If provision needs to be made, and is substantial, this could have a material adverse effect on our results of operations and financial condition.
See “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138.
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
Our jointly-controlled assets may not comply with our standards
Harmony does not have full management control over some of its assets, which are controlled and managed by joint operation participants in accordance with the provisions of their joint arrangements. The control environment of these assets may not align with our management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures could lead to higher costs and reduced production, which could adversely affect our results of operations and reputation.
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
Harmony is subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R892 million has been recognized at June 30, 2020 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on Harmony’s financial position. For further information, see Item 8: "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings" and "Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health" on pages 41 to 58 for further information. See note 26 "Provision for silicosis settlement" to our consolidated financial statements set forth beginning on page F-1.
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

Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities (national and international)
Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cybercrime and disruptive technologies. Harmony's vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely during the course of the COVID-19 pandemic. The information security management system, or ISMS, protecting Harmony’s IT infrastructure and network may not prevent future malicious action, including denial-of-service attacks, or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are ambiguous and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Harmony’s data practices. Complying with these various laws is difficult and could cause the company to incur substantial costs or require it to change its business practices in a manner adverse to its business.
It was announced that South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) has become effective on July 1, 2020. All processing of personal information must conform with the POPIA’s provisions within one year after its commencement - organizations have a 12-month period to be POPIA-compliant by July 1, 2021. Failure to comply with POPIA may lead to penalties and fines between R1 million - R10 million.
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
Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on Harmony's business, operating results and financial condition. More information about Harmony's management of tailings and waste generally may be found at https://www.harmony.co.za/responsibility/environment/tailings-management.
The upgrade of an integrated Enterprise Resource Planning (ERP) system and Human Resources (HR) system could have an adverse effect on Harmony’s results of operations and financial condition
The upgrade and operation of an ERP system as well as the upgrade of the HR system are inherently high-risk initiatives due to the potential for cost and time overruns. In addition, if Harmony experiences difficulties with the upgrade and operation of the systems, the company’s ability to pay its employees and to report and manage technical and financial information could be compromised, which could have an adverse effect on the company’s results of operations and financial condition. Harmony is currently in the project initiation phase with go-live planned towards the end of the 2022 calendar year.

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
In terms of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15: “Controls and Procedures” for management’s assessment as of June 30, 2020. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses, which could have a material adverse effect on our business, operating results and financial condition.
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
Investors may face liquidity risk in trading our ordinary shares on the JSE Limited
The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9: “The Offer and Listing - Markets - The Securities Exchange in South Africa.”
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
As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
We have an active employee share plan that came into effect in 2006. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for this plan. We have recently approved a Deferred Share Plan as part of our new Total Incentive Plan that came into effect in 2020. Our shareholders have authorized up to 25,000,000 shares of the issued share capital to be used for this plan.
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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:

•	“-About this report” on page 4;

•	“-Corporate profile” on page 6;

•	“-Business model - how we create value” on page 8;

•	“-Delivering on our strategy” on page 11;

•	“-Our business context” on page 25;

•	“-Delivering profitable ounces - Operational performance” on pages 72 to 103; and

•	“-Delivering profitable ounces - Exploration and projects” on pages 104 to 107;
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference. Also see note 20 “Investments in Associates” and note 21 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2020 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.harmony.co.za.
Recent Developments
Developments since June 30, 2020

•	On July 2, 2020 a payment of US$20 million (R340 million) was made on the US$400 million syndicated term loan and revolving credit facility.

•	On July 6, 2020 a payment of R300 million was made on the R2 billion four-year syndicated term loan and revolving facility.

•
On July 6, 2020 Harmony canceled the US$200 million bridge loan facility it had entered into with a syndicate of lenders on June 16, 2020. No draw-down had been made on the facility at the time of its cancellation.

•	On July 8, 2020 a payment of US$20 million (R339 million) was made on the US$400 million syndicated term loan and revolving credit facility.

•	During July 2020, the initial three year term of the US$400 million syndicated term loan and revolving credit facility was extended by one year.

•	On September 14, 2020, the last condition precedent for the Mponeng Acquisition was fulfilled and closing of the Mponeng Acquisition occurred with effect on October 1, 2020.

•	On October 6, 2020 a payment of R600 million was made on the R2 billion four-year syndicated term loan and revolving facility.

•	On October 8, 2020 a payment of US$30 million or R497 million was made on the US$400 million syndicated term loan and revolving facility.
B. BUSINESS OVERVIEW
The information set forth under the headings:

•	“-About this report” on page 4;

•	"-Business model - how we create value" on page 8;

•	"-Delivering on our strategy" on page 11;

•	"-Our business context" on page 25;

•	"-Stakeholder engagement and material issues" on page 31;

•	“-Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58;

•	“-Ensuring stability, employee safety and well-being - Employee relations” on pages 58 to 71;

•	“-Managing our Social and Environmental Stewardship- Environmental management and stewardship” on pages 121 to 138;

•	“-Delivering profitable ounces - Operational performance” on pages 72 to 103; and

•	“-Delivering profitable ounces - Exploration and projects” on pages 104 to 107;
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
Covid-19
On March 18, 2020, in response to the COVID-19 pandemic, Harmony announced steps aimed at protecting employees and contractors, including implementing certain travel restrictions. In line with the directive by the South African government on March 23, 2020, Harmony implemented measures to place its South African underground operations under temporary care and maintenance during the resultant 21-day lock-down in South Africa (which has been extended beyond its original end date). On April 16, 2020, the South African government published a notice amending certain regulations previously issued pursuant to Section 27(2) of the Disaster Management Act. The amendments which were effective on May 1, 2020, allowed South African mining operations to be conducted at a reduced capacity of not more than 50% during the lock-down and at increasing capacity as determined by directives to be issued by the Minister thereafter. Subsequently, Harmony announced on April 20, 2020 a set of risk-based standard operation procedure ("SOP") designed to resume operations to the prescribed 50% production capacity. The SOP included arranging transport for South African-based employees from their homes in remote areas to their respective areas of work, the implementation of rigorous screening and testing programs as employees return to work, the provision of quarantine facilities for employees who may test positive for COVID-19 and the submission of data collected during screening and testing to the relevant authority. As of June 1, 2020, operational restrictions were lifted further to allow the South African mining industry to operate at 100% of its labor capacity. Return to work has progressed smoothly albeit slowly, with the return of foreign nationals to South Africa taking longer than anticipated.
In response to the COVID-19 pandemic, the PNG Government initially declared a State of Emergency (subsequently uplifted) and thereafter enacted the PNG National Pandemic Act 2020 on June 12, 2020. The Act amalgamates existing Acts (e.g. the PNG Public Health Act 1973 and the PNG Quarantine Act 1951) into one overarching piece of legislation to contain and prevent the spread of COVID-19 and other future pandemics. Pursuant to the identification of a positive case in March 2020, Harmony’s Hidden Valley mine in Papua New Guinea was temporarily placed in quarantine lockdown, but continued to operate without interruption by the adoption of strict isolation and quarantine control measures at various entry point centers established near the mine. Protocols have been developed to facilitate the safe movement of personnel to and from site during this period.
The future impact of COVID-19 remains uncertain and forecasting Harmony’s operating outlook has been complicated by the uncertainty relating to the extent of the COVID-19-related restrictions and the rates at which production may resume at Harmony’s operations. For more information on the potential impact of COVID-19 on Harmony’s operations, see Item 3: "Key Information - Risk Factors - Risks Relating to Our Business and the Gold Mining Industry - HIV/AIDS, tuberculosis and other contagious diseases, such as COVID-19, pose risks to us in terms of productivity and costs" and "Key Information - Risk Factors -The current COVID-19 pandemic has significantly impacted the global economy and markets over the past several months and may continue to do so, which could adversely affect our business or the trading price of our ordinary shares and ADSs."
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2020 amounted to R3,610 million, compared with R5,037 million in fiscal 2019 and R4,571 million in fiscal 2018. During fiscal 2020, capital at PNG accounted for 28% of the total, with Tshepong operations accounting for 26%, Moab Khotsong for 14%, Target 1 for 10%, Doornkop for 8%, Kusasalethu for 5% and Joel accounting for 4% of the total. During fiscal 2019, capital at PNG accounted for 39% of the total, with Tshepong operations accounting for 22%, Moab Khotsong for 11%, Target 1, Doornkop and Kusasalethu each accounting for 6% and Joel accounting for 4% of the total.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2020, the capital expenditure was funded from the Company’s cash generated by operation. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R5,057 million for capital expenditures in fiscal 2021. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2021
(R’million)
South Africa
Kusasalethu	262
Doornkop	476
Tshepong operations	1,174
Moab Khotsong	746
Masimong	41
Target 1	443
Bambanani	72
Joel	178
Unisel	—
Other - surface	235
International
Hidden Valley[1]	1,376
Total operational capital expenditure	5,003
Wafi-Golpu	50
Other international	4
Total capital expenditure	5,057
1     Includes R913 million related to capitalized deferred stripping.
Reserves
As at June 30, 2020, we have declared attributable gold equivalent proved and probable reserves of 36.5 million ounces: 17.4 million ounces gold in South Africa and 19.1 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.3 million ounces; and

•	a net increase of 0.04 million ounces in reserves.
We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC Code. In reporting of reserves, we have complied with the SEC's Industry Guide 7.
For the reporting of mineral reserves the following parameters were applied:

•	a gold price of US$1,350per ounce;

•	an exchange rate of R14.51per US dollar;

•	the above parameters resulting in a gold price of R630,000/kg for the South African assets;

•
the Hidden Valley operation and Wafi-Golpu project used prices of US$1,350/oz gold (“Au”), US$17.00/oz silver (“Ag”), US$10.00/lb molybdenum (“Mo”) and US$3.00/lb copper (“Cu”) at an exchange rate of US$0.72 per A$;

•
gold equivalent ounces are calculated assuming a US$1,350/oz Au, US$ 3.00/lb Cu and US$17.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and

•
“gold equivalent” is computed as the value of the Company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R630,000 per kilogram (gold price of US$1,350 per ounce and an exchange rate of R14.51 per US dollar);

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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
The PNG resources are hosted in large mineralized porphyry intrusions or manifest as higher-level deposits that are related to mineralised porphyry intrusions. Data is gained through diamond drilling using PQ (85.0 mm diameter) down to NQ (47.6 mm diameter) sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing at our Hidden Valley operations is typically on less than 20 meter centers for measured category, 20 to 40 meter centers for the indicated category and greater than 40 meters for inferred category material. Due to the nature of the Golpu porphyry mineralization, drill spacing is increased to 100 to 200 meters for indicated and greater for inferred. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities (“NATA”) accredited commercial laboratory. Extensive quality assurance/quality control work is undertaken and data is stored in an electronic database.

Our mining operations’ reported total proved and probable reserves as of June 30, 2020 are set out below:

	Mineral Reserves statement (Metric) as at June 30, 2020
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Underground
Bambanani	0.6	10.99	6	—	—	—	0.6	10.99	6
Joel	2.9	4.85	14	1.4	4.68	7	4.3	4.80	21
Masimong	0.8	4.26	3	0.0	2.95	0	0.8	4.23	3
Unisel
Target 1	3.3	4.31	14	1.9	4.23	8	5.2	4.28	22
Tshepong Operations	22.2	5.87	130	4.5	5.48	25	26.7	5.80	155
Doornkop	5.2	5.33	28	4.6	5.03	23	9.8	5.19	51
Kusasalethu	1.8	6.92	13	1.3	7.68	10	3.1	7.24	23
Moab Khotsong	3.1	7.93	25	3.3	8.57	28	6.4	8.26	53
Total South Africa Underground	39.9	5.85	233	17.0	5.92	101	56.9	5.88	334

	Mineral Reserves statement (Metric) as at June 30, 2020
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Surface
Kalgold	6.7	0.93	6	13.2	1.14	15	19.9	1.07	21
Free State Surface-Phoenix	48.7	0.28	14	—	—	—	48.7	0.28	14
St Helena	108.6	0.27	29	—	—	—	108.6	0.27	29
Central Plant	—	—	—	55.4	0.27	15	55.4	0.27	15
WRD and Tailings	—	—	—	568.5	0.23	128	568.5	0.23	128
Total South Africa Surface	164.0	0.30	49	637.1	0.25	158	801.1	0.26	207
Total South Africa	203.9		282	654.1		259	858.0		541
Papua New Guinea[2]
Hidden Valley	2.3	1.32	3	14.2	1.61	23	16.5	1.57	26
Hamata	0.0	2.64	0	0.3	1.65	0	0.3	1.65	0
Golpu	—	—	—	200.0	0.86	171	200.0	0.86	171
Total Papua New Guinea	2.3	1.32	3	214.5	0.91	194	216.8	0.91	197
Total	206.2		285	868.6		453	1,074.8		738

[1]
Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

[2]	Represents Harmony’s attributable interest of 50%.
Note: 1 tonne = 1,000 kg = 2,204 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,350/oz for gold, US$3.00/lb copper and US$17,00/oz for silver with 100% recovery for all metals.

Gold Equivalents 2

Silver	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Hidden Valley	2.3	1	14.2	6	16.5	7

Copper	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Golpu	—	—	200.0	390	200.0	390
Total Gold Equivalents	2.3	1	214.2	396	216.5	397
Total Harmony including gold equivalents	206.2	286	868.6	849	1,074.8	1,135
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$17.00/oz for silver, US$3.00/lb for copper, and molybdenum at US$10.00/lb.

Papua New Guinea: Other2

Silver	Proved Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
Hidden Valley	2.3	27.37	63	14.2	24.83	352	16.5	25.18	415

	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1
Copper	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)
Golpu[2]	—	—	—	200.0	1.23	2,450	200.0	1.23	2,450
South Africa: Other

	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]
Uranium	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)
Moab Khotsong Underground	—	—	—	6.5	0.23	1	6.5	0.23	1

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

Operations gold	Underground Operations		Surface and Massive Mining
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(cmg/t)	(R/Tonne)	(g/t)	(R/Tonne)
South Africa Underground
Bambanani	2,303	5,047	—	—
Joel	898	2,500	—	—
Masimong	1,021	2,309	—	—
Phakisa	790	3,114	—	—
Target 1	—	—	3.80	2,250
Tshepong	650	2,826	—	—
Unisel	1,163	2,483	—	—
Doornkop	800	2,408	—	—
Kusasalethu	1,100	3,265	—	—
Moab Khotsong	1,801	4,234	—	—
South Africa Surface
Kalgold	—	—	0.58	479
Free State Surface	—	—	0.15	48
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.65	34.08
Hamata	—	—	0.65	34.08
Golpu	0.3	26	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining

	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.65	44.18
COPPER
Papua New Guinea
Golpu	0.3	26	—	—
Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).
Notes on Cut-off cost:

1)	Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.
Notes on Copper:

1)	Cut-off is stated in % Cu.
Notes on Golpu:

1)	Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

The plant recovery factors for our operations and projects are stated below:

Plant Recovery Factor (%)
Gold
Operations
South Africa Undergound
Bambanani	95
Joel	95
Masimong	95
Target 1	95
Tshepong Operations	95
Doornkop	96
Kusasalethu	93
Moab Khotsong	97

South Africa Surface
Kalgold	84
Free State Surface - Phoenix	45
St Helena	45
Central Plant	52
WRD and Tailings	51

Papua New Guinea
Hidden Valley	88
Hamata	88
Golpu	61

Silver
Papua New Guinea
Hidden Valley	61

Copper
Papua New Guinea
Golpu	92

Worldwide Operations
The following is a map of our worldwide operations.

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
During fiscal 2018 a feasibility study was completed for Target 3, which remains under care and maintenance. The study will be used in conjunction with our other projects for future decision making on capital allocation and prioritization in Harmony.
Our Papua New Guinean gold production is derived exclusively from our Hidden Valley operation in the Morobe Province of PNG. The Hidden Valley deposit comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield. In the mine area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. Gold and silver mineralization is contained within carbonate-adularia-quartz sulphide veins, which occur typically as steeply to moderately dipping sheeted vein swarms associated with an underlying thrust in the host .
Our Wafi-Golpu project (also in the Morobe Province of PNG) encompasses the Wafi epithermal gold and the Nambonga and Golpu deposits. The Wafi gold deposit is largely hosted in sedimentary/volcaniclastic rocks of the Owen Stanley Formation adjacent to the Wafi Diatreme. Gold mineralization occurs associated with an extensive zone of pervasive high-sulphidation epithermal alteration distributed around the margin of the Wafi Diatreme. The Nambonga deposit is a mineralized gold-copper quartz vein array and is located approximately one kilometer north of the Golpu deposit. The Golpu deposit is a porphyry (diorite) copper-gold deposit, and is located about one kilometer northeast of the Wafi deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.
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
Mining and Exploration - Papua New Guinea
Harmony's wholly-owned subsidiary, Morobe Consolidated Goldfields Limited, is the 100% owner of the Hidden Valley mine in Morobe Province. Morobe Consolidated Goldfields Limited has obligations under compensation agreements with landowners, and various employment and training, local business development and supply and procurement obligations under the Hidden Valley MOA entered into with the PNG Government, provincial and local governments and the landowner association in August 2005.
Harmony’s wholly-owned subsidiary, Wafi Mining Limited, holds a 50% interest in the Wafi-Golpu project, through its equal share in various exploration licenses, held together with its co-participant in the WGJV, Newcrest PNG 2 Limited. Both of these companies have obligations under compensation agreements with landowners.
As at June 30, 2020, Harmony’s tenement portfolio in PNG totaled 752.5 square kilometers (all titles excluding mining easements and ancillary mining purpose leases). The tenements form three main project areas: (i) Kili Teke in the Hela Province (Harmony 100% owned), (ii) a package of tenements encompassing the Hidden Valley District in the Morobe Province (Harmony 100% owned) and (iii) a contiguous package of Exploration Portfolio Joint Venture tenure (Harmony 50% owned) in the vicinity of the Wafi and Golpu deposits, also in the Morobe Province.
Harmony, through its wholly-owned subsidiary, Harmony Gold (PNG) Exploration Limited, manages the exploration activities on the tenement holdings mentioned above. Prior to commencement of exploration work programs, the relevant exploration tenement holder(s) enter(s) into compensation agreements with landowners on the relevant exploration licenses, in accordance with the PNG Mining Act.
Permitting the Wafi-Golpu Project
On August 25, 2016, the WGJV submitted an application for a Special Mining Lease (SML 10) under section 35 of the PNG Mining Act, and various other associated mining tenements. A feasibility study update and revised proposals for development was lodged with the MRA on March 20, 2018, and on June 25, 2018 an Environment Impact Study was submitted to the Conservation and Protection Authority under the PNG Environment Act 2000. The feasibility study update provides greater clarity around the infrastructure which will be associated with development of the Wafi-Golpu project, including the recommended use of deep sea tailings placement as the preferred tailings management solution and the construction of a modular designed power plant.
The WGJV continue to engage with the PNG Government to take forward the permitting and approvals process for SML 10 and its other associated tenements in accordance with PNG law. In December 2018, the WGJV participants entered into a Memorandum of Understanding (the "Wafi-Golpu MOU") with the State of PNG outlining a negotiation framework, but further e engagement was delayed by an injunction arising from an application for judicial review of the MOU instituted by the Governor of the Morobe Province in which the Wafi-Golpu project is situated. In January 2020, the PNG Government withdrew from the Wafi-Golpu MOU,and consequently the judicial review proceedings brought by the Governor of Morobe Province were dismissed by the PNG National Court and the injunction lifted.
In June 2020, the Prime Minister, the Minister for Mining and the Governor of the Morobe Province publicly announced their commitment to a recommenced permitting process. Since this time, the MRA has convened a development forum between State and Morobe Provincial Government representatives and landowners and local communities, but there has been no engagement with the WGJV. The WGJV participants remain ready to engage with the PNG Government and the relevant regulators. However, at this stage the permitting time line and road map are still to be redefined.

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
In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorization (issued under the NEMA), the mining work program and the SLP approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorization, mining work program and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMRE in accordance with the provisions of the MPRDA and the right. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right.
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
On June 21, 2013, the Minister introduced the MPRDA Bill into Parliament. The DMRE briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the NCOP on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly referred the MPRDA Bill to the NCOP where the Select Committee received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the current President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. The South African Cabinet subsequently supported the Minister's proposal to withdraw the MPRDA Bill. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister's and Cabinet's support for its withdrawal.
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
A key change is that the MPRDA Bill seeks to make it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.

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
There is a large degree of uncertainty regarding the changes that will be brought about in the unlikely event that the MPRDA Bill is revived and made law.
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
Harmony believes that it had complied with the requirements of the Amended Charter by the December 31, 2014 deadline. See “Integrated Annual Report for the 20-F 2020 - Managing Our Social and Environmental Stewardship - Mining Charter III Compliance Scorecard” on pages 138 to 141.
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
On April 4, 2018, the North Gauteng High Court delivered the 2018 Judgement. The effect of the 2018 Judgment is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMRE cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMRE seeks to enforce were made a term or condition of the mining right. The Court also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed in terms of section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorized. On April 19, 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s Judgment but later withdrew its appeal during August 2020.
On September 27, 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III is on or before March 31, 2020, although on April 11, 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of COVID-19, which extended the date for submission of the first annual report to June 1, 2020.
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
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the North Gauteng High Court in April 2018. On June 30, 2020, the Court ordered that various mine-affected communities and trade unions are joined as parties to the MCSA's application. This is likely to further delay a decision in the matter, the outcome of which remains uncertain.
On March 27, 2020 the Minister published for implementation the Amended Regulations. The Amended Regulations include the following notable changes:

•
Mining right applicants must "meaningfully consult" with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the EIA Regulations). The office of the Regional Manager is permitted to participate as an observer in these processes.

•
Mining right holders must pursuant to their SLPs contribute to the socio-economic development in the areas in which they operate and labor sending areas (i.e. a local municipality from which a majority of mineworkers are from time to time permanently resident). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.

•
Although most of the provisions regulating environmental matters have been deleted from the Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated in terms of the NEMA, the EIA Regulations and the Financial Provision Regulations, 2015. It is anticipated that the Financial Provision Regulations, 2015 will be replaced by a revised regulations following further engagement with the mining industry.

•
The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods intend to hold the parties accountable and to ensure that appeals are resolved in a timely manner.

The Royalty Act
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2020, the average royalty rate for our South African operations was 0.97% of the gross sales leviable amount.
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
On October 24, 2014, the BBBEE Amendment Act, 46 of 2013 (the “BBBEE Amendment Act”) came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister of Trade and Industry published a government gazette notice declaring an exemption in favor of the DMRE from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months.
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
For purposes of the BBBEE Act, the Mining Charter is not a "sector code". It is not clear at this stage how the Mining Charter and BBBEE Codes relate to each other. The government may designate the Mining Charter as a sector code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister of Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption is lifted on October 27, 2016.
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
Housing and Living Standards
On December 11, 2019 the Minister published the Housing and Living Conditions Standard for the Minerals Industry (the "Standard"). The purpose of the Standard is to ensure that mine employees are provided with adequate housing, healthcare services, balanced nutrition and water. The Standard repeals the previous iteration of the Standard from 2009 and applies to existing and new mining right holders. The underlying purpose of the Standard is to develop decent single and family housing units for mine employees and their families.
Mining right holders are required to develop a housing and living conditions plan taking into account various principles in giving effect to the above objectives including, engaging with all relevant stakeholders, ensuring equity in the implementation and administration of the housing of employees, providing employees with a range of housing options (such as subsidized rental, private ownership, living out allowances and government subsidized ownership) and ensuring that all housing facilities are developed or redeveloped with access to electricity, water and ablutions in accordance with the requisite norms and standards.
Mining right holders have twelve months in which to engage with organized labor, relevant municipalities and the Department of Water and Sanitation regarding mine employee housing and the living conditions that need to be addressed.

Draft Resettlement Guidelines
The Minister published the Draft Mine Community Resettlement Guidelines, 2019 ("Resettlement Guidelines") for public comment on December 4, 2019. The Resettlement Guidelines apply to applicants and holders of mining rights, prospecting rights and mining permits pursuant to the MPRDA, which result in the displacement of parties. Resettlement is guided by several fundamental principles including meaningful consultation, gender equality, the avoidance of resettlement, where possible, rules concerning meetings and the protection of existing rights.
Applicants and holders will need to make provision for a Resettlement Plan, Resettlement Action Plan and a Resettlement Agreement. The Resettlement Plan sets out the nature of the project, its expected impacts, the manner in which consultation will be implemented and the various cost implications for the resettlement. The Resettlement Action Plan sets out the specific steps that the holder will need to meet to implement the Resettlement Plan and the Resettlement Agreement records the commitments made by the holder. There are no specific requirements in the Resettlement Guidelines regarding the content of these agreements. However, all stakeholders should be engaged and commit to their respective obligations.
No mining activities may commence until such time as the Resettlement Agreement has been concluded. This includes agreement on the compensation that should be paid to affected parties. Any disputes between the parties regarding the Resettlement Agreement or associated plans, should be resolved between the parties. To the extent that the parties are unable to reach an amicable solution, only then should the Regional Manager-led process in section 54 of the MPRDA be invoked.
Mineral Rights - Papua New Guinea
Mining in PNG is governed by the PNG Mining Act. The Act stipulates that all minerals are the property of the State of PNG and, subject to the Act, all land is available for exploration and mining. The issuance and administration of mining tenements under the PNG Mining Act is effected through the offices of the MRA established under the PNG Mineral Resources Authority Act 2018, and mining operations are administered by the Chief Inspector of Mines under the PNG Mining (Safety) Act 1977. Mineral policy is administered by the Department of Mineral Policy and Geohazards Management, all three branches falling within the PNG Department of Mining.The permitting process can be very time consuming, and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted or extended.
Mining tenements include:

•
exploration licenses, issued for a term not exceeding two years, renewable on application for further two year terms subject to compliance with expenditure and other conditions. Each license contains a condition conferring on the PNG Government the right to make a single purchase up to 30% equitable interest in any mineral discovery under the license at a price pro rata to the accumulated exploration expenditure;

•
mining leases, issued for a term not exceeding 20 years, renewable on application for up to ten years at the discretion of the PNG Minister for Mining after considering PNG Mining Advisory Board recommendations;

•
special mining leases, issued for a term not exceeding 40 years, renewable on application for up to twenty years at the discretion of the PNG Minister for Mining after considering PNG Mining Advisory Board recommendations and subject to the provisions of any mining development contract which may have been entered into between the PNG Government and the tenement holder;

•	mining easements; and

•	leases for mining purposes.
These tenements generally confer exclusive rights on the holder to exercise their rights thereunder. However, in PNG, citizens have the right to carry out non-mechanized mining of alluvial minerals on land owned by them, provided that an alluvial mining lease is obtained and provided there is not already a mining lease or special mining lease over the subject land.
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
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the State and a levy to the MRA, based on production. Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, written agreements must be entered into with landowners dealing with compensation and, in company with the PNG Government as a party, a memorandum of agreement dealing with such other matters as the sharing of royalties and other mining benefits among and between landowner groups and Provincial and local government entities.
Potential Changes to PNG Mining Laws
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. The legislation being reviewed includes the PNG Mining Act, PNG Mining (Safety) Act 1977 and applicable regulations. Mineral Policy and mining-specific sector policies including biodiversity offsets, offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy.
Over that period, various draft revisions of the PNG Mining Act have been circulated and submitted to the PNG Chamber of Mines and Petroleum for its comments, most recently in 2018 and 2020. The most recent draft revisions include an increase in the royalty rate, changes to the terms of the PNG Government's right to acquire an interest in a mine discovery, the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “Fly-In, Fly-Out” employment practices, and the introduction of downstream processing obligations. If introduced, these changes will potentially affect Harmony's operations and projects in PNG, in the form of additional restrictions, obligations, operational costs, taxes, levies, fees and royalty payments, and could have a material adverse effect on Harmony's business, operating results and financial condition.
On June 26, 2020 a Mining (Amendment) Act was enacted to require the real-time provision of production and mineral sales data to the State. On July 16, 2020 the proposed PNG Organic Law was tabled for reading in Parliament. The Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to a SOE not subject to the PNG Mining Act of the regulation of the Mineral Resources Authority and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime.The proposed PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it is envisaged will be negotiated by the SOE on a case by case basis.
It is presently uncertain if the PNG Organic Law will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to Harmony's current operations and projects in PNG. Due to this uncertainty, Harmony is unable to express a view on the likely impact of the changes at the present time. See Item 3. "Key Information - Risk Factors - Laws governing mineral rights affect our business and could impose significant costs and burdens. Mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in its obligations in respect of such mining rights".
The PNG Chamber of Mines and Petroleum, as the representative industry body, has been collating information from industry participants and engaging with the PNG Government as part of the industry’s response to the review proposals. Harmony is a member of the PNG Chamber of Mines and Petroleum and is represented on the sub-committee of the Chamber.
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
See “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58.
The Mine Health and Safety Inspectorate ("MHSI") within the DMRE is responsible for the enforcement of the MHSA and the regulations binding in terms thereof and it also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Principal Inspectors of Mines for each region and various Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which include the following:

•
the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof, will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine must lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;

•
the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or the regulations binding thereunder;

•
a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offense has been committed. Any person convicted of an offense in terms of the MHSA may be sentenced to a fine or imprisonment as may be prescribed; and

•
a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Table 2 of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million Rand per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision of the Chief Inspector of Mines to impose an administrative fine.

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
The PNG Mining (Safety) Act 1977 and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG. See above under "- Regulation - Mineral Rights - Papua New Guinea". Harmony continues to engage with the PNG Government through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Minister for Mining and the Managing Director of the MRA.
See “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Safety and health” on pages 41 to 58.
Laws and Regulations pertaining to Environmental Protection - South Africa
In South Africa, environmental matters are regulated by national, provincial and municipal laws based on the competencies afforded to each of these spheres of government under South Africa's Constitution and relevant legislation. As a result, there are many statutes and by-laws that are applicable to construction, operation, decommissioning and closure of mining operations. The key legislation includes the NEMA, the NWA, the National Environmental Management: Air Quality Act, 39 of 2004, the National Environmental Management: Waste Act, 59 of 2008 (the "Waste Act"), the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act and the MPRDA.
This legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The rationale behind this is to ensure that companies with activities that are reasonably expected to have environmental impacts, can initially assess the extent of the environmental impacts from such activities, as well as to put reasonable and practicable mitigation measures in place to manage these impacts. In addition, businesses and authorities must monitor compliance to ensure that the requirements under the relevant permits, authorization and other approvals are achieved. In addition, the legislation may require compliance with standards or levels for which authorization is not required and impose a duty of care on businesses to ensure that reasonable measures are implemented to prevent pollution or environmental degradation from occurring, continuing or recurring.
NEMA
Section 24 of South Africa's Constitution is the cornerstone of South African environmental law. It affords every person the right to an environment that promotes their health and well-being and places an obligation on the state to create legislation and other instruments to give effect to this right taking into consideration the principles of sustainable development.
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the NEMA. The NEMA is “framework legislation”, that is, it provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include (but not limited to) the principles of inter-generational equity, the polluter pays principles, the cradle to grave principle and the principle of sustainable development (the “Section 2 Principles”).
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that have an effect on the environment. Chief among these tools is the environmental authorization process. Under section 24(1) of the NEMA, the Minister of Environment, Forestry and Fisheries may identify activities that may not commence without an environmental authorization (the “Listed Activities”).
The Minister of Environmental Affairs published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA Regulations contemplate two application processes for an environmental authorization: a "basic assessment" process and a "scoping and environmental impact assessment". The basic assessment is an abridged assessment process that considers the impacts of the proposed activity on the environment, while the scoping and environmental impact assessment is a much more detailed assessment that is reserved for those activities that are expected to have a greater impact on the environment. The activities listed in Listing Notices 1 and 3 trigger a basic assessment process and the activities contained in Listing Notice 2 require the applicant to complete a scoping and environmental impact assessment. The period from the date of application until the granting or refusal of an environmental authorization should take no more than 300 days, excluding any appeal processes that suspends the environmental authorization for the duration of the appeal.
The most recent iteration of EIA Regulations and Listing Notices was published with effect from December 8, 2014, along with various amendments to the NEMA and the MPRDA pursuant to an agreement (referred to as the "One Environmental System”) concluded between the Minister of Environmental Affairs, the Minister of Mineral Resources and the Minister of Water and Sanitation (as such ministries were then called). In terms of the One Environment System, the DEFF is responsible for the creation of all legislation and regulation relating to the environment. The DMRE however, will be the competent authority responsible with implementing and enforcing this legislation as far as it directly relates to prospecting and mining activities, including the granting of environmental authorization for these activities.
Prior to the One Environmental System, the powers and responsibilities of the DEFF and DMRE overlapped. Any person applying for a prospecting right, mining permit or mining right was required under the MPRDA to conduct an environmental impact assessment and obtain approval (referred to as an Environmental Management Programme or "EMPr") from the DMRE. To the extent that the proposed prospecting or mining activities also triggered any listed activities under NEMA and prior versions of the EIA Regulations, an environmental authorization was required from the provincial environmental authorities. In practice, applicants for an EMPr and environmental authorization would conduct one environmental impact assessment and submit the final report to both the DMRE and provincial authority for their respective approvals. This dual system resulted in conflicting conditions with which the applicants were required to comply.
With effect from December 8, 2014, the DMRE became the competent authority in relation to all environmental matters directly related to prospecting, extraction and primary processing of mineral resources, including those ancillary listed activities associated with prospecting and mining operations previously governed by the provincial environmental authorities. Today, any person that seeks to obtain a prospecting right, mining permit or mining right must apply for an environmental authorization from the DMRE. This environmental authorization must be granted before a prospecting right, mining permit or mining right may be granted.
While the One Environmental System has streamlined the environmental authorization process, uncertainty exists (in limited instances) as to whether the DMRE or the environmental authorities are the competent to consider and grant environmental authorizations.
The NEMA requires applicants for environmental authorizations in respect of prospecting and mining to assess the environmental liabilities arising from their mining operations and to put up financial provision (in the form of cash, guarantees or certain insurance policies) to the satisfaction of the Minister. The amount of financial provision is assessed annually and, to the extent necessary, the financial provision is adjusted to the satisfaction of the Minister. If, at any point, the holder of environmental authorization fails to fulfill its obligations under the authorization or in terms of environmental laws, the Minister may call upon the financial provision to implement any necessary measures.
Prior to September 2, 2014, financial provision was regulated under section 41 of the MPRDA read with regulation 53 and 54 of the Mineral and Petroleum Resources Development Regulations (the “MPRDA Regulations”). These sections and regulations required that a mining right applicant make financial provision for the rehabilitation of negative environmental impact arising from their mining activities. The initial amount and subsequent increases thereof were determined in accordance with the DMRE Guidelines. Pursuant to the DMRE Guidelines and the MPRDA Regulations, the selected financial provision must cater for the actual costs associated with the premature closing, decommissioning and final closure and post closure management of residual and latent environmental impacts.
With effect from September 2, 2014, section 41 of the MPRDA was deleted and replaced with section 24P of the NEMA. Like section 41 of the MPRDA, section 24P of the NEMA states that the prospecting / mining right holder must annually assess their environmental liability in the prescribed manner and increase the financial provision to the satisfaction of the Minister. The only material difference between section 41 of the MPRDA and section 24P of NEMA is that, in terms of the latter, the prospecting or mining right holder is required to maintain financial provision notwithstanding the issuing of a closure certificate by the Minister, while the former stated that the holder would be absolved of environmental liability once a closure certificate is used.
From September 2, 2014 until November 20, 2015, the amount of financial provision was calculated in accordance with the DMRE Guidelines as the Minister of Environmental Affairs (as she was then) had not published regulations in support of section 24P. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations.
On November 20, 2015, the Minister of Environmental Affairs published the Financial Provision Regulations, 2015. The Financial Provision Regulations, 2015 sought to rectify the inadequacies of the DMRE Guidelines by, among other things, including preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds the Minister as security for possible latent and residual post-closure environmental impacts.
Compliance with these obligations would have resulted in a significant increase in the required financial provision and, consequently were strongly opposed by the mining industry. In response to this opposition, the DEFF undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. In light of this on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended on three occasions. The most recent extension is until June 2021. As revised draft regulations have not been published in the last year, it is possible that the June 2021 date may be extended further. However, even if new regulations are finalized before that date, it is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and the Company will be required to increase its financial provision.
Upon the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will have to comply with various regulatory requirements including applying for a closure certificate and will remain liable for compliance with the provisions of various relevant regulations, including any latent significant environmental impacts manifesting post-closure, notwithstanding the issuance of a closure certificate by the DMRE.
Until a closure certificate is granted, the Company is required to obtain and maintain financial provision for rehabilitation. The financial provision quantum is currently determined in accordance with a legal framework that may change materially. Upon the issuing of a closure certificate, the Minister may retain a portion of the financial provision for future latent and residual environmental liabilities.
The commencement of a listed activity without an environmental authorization is an offense but could possibly be corrected by submitting an application in terms of section 24G of the NEMA. There is no guarantee that the competent authority will grant an environmental authorization in terms of this process. They may instruct the applicant to rehabilitate the environment or take any other measures to rectify the unlawful conduct. Even if the authority agrees to grant an environmental authorization, it may only do so after the applicant has paid and an administrative fine. The granting of an environmental authorization under section 24G does not absolve the applicant of potential criminal liability for commencing with an activity without the requisite authorization.
NEMA imposes a statutory obligation on every person who has caused or is likely to cause significant contamination to take reasonable measures in relation thereto. This duty applies retrospectively to contamination caused prior to 1998.
A failure to comply with this duty failing to obtain or comply with an environmental authorization and other offenses may, upon successful prosecution result in significant fines of up to R10 million and/or 10 years imprisonment being imposed. In addition, it may result in damages claims, obligations to rehabilitate the environment, paying the costs of the prosecution and even direction and employee liability.
Waste management
Pursuant to section 19 of the Water Act, the Minister is authorized to publish a list of waste management activities that are likely to have detrimental effect on the environment. No one may commence or undertake a waste management activity except in accordance with the norms and standards created in terms of section 19(3) of the Water Act or a waste management license. The list of waste management activities that have, or are likely to have, a detrimental effect on the environment set out the various activities for which a waste management license is required. A basic assessment is required in respect of those activities listed in Category A and a scoping and environmental impact assessment is required in respect of Category B listed activities.

In respect of those activities listed in Category C, an waste management license is not required but the person seeking to undertake those activities must comply with published norms and standards.
Regulatory uncertainty exists regarding the management and re-processing of residue stockpiles and residue deposits created prior to May 1, 2004. These residue deposits and residue stockpiles fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMRE) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. Amendments were included in 2014 that sought to incorporate the reclamation of residue stockpiles and residue deposits within the scope of the Waste Act and within the jurisdiction of the DMRE. The amendments, however, are unclear and it rendering it uncertain whether the DMRE or the DEFF is the competent authority in respect of these residue stockpiles and deposits. This may lead to possible legal challenge in circumstances where waste management licenses are obtained from the incorrect authority.
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
Failure to comply with the provisions of the Waste Act may result in penalties similar to those discussed under the NEMA above.
Water use and pollution
The NWA regulates the management and water quality of water resources, including watercourses, surface water, estuaries and aquifers to ensure the sustainability of all water resources in the interests of all water users.
The NWA defines a water use as:

•	taking water from a water resource;

•	storing water;

•	impeding or diverting the flow of water in a watercourse;

•	engaging in a stream flow activities contemplated in the NWA;
engaging in a controlled activity identified in terms of s37(1) of the NWA or declared in terms of s38(1);

•	discharging waste or water containing waste into a water resource through a pipe, canal, sewer, sea outfall or other conduit;

•	disposing of waste in a manner which may detrimentally impact on a water resource;

•	disposing in any manner of water which contains waste from, or which has been heated in, any industrial or power generation process;

•	altering the bed, banks, course or characteristics of a watercourse;

•	removing, discharging or disposing of water found underground if it is necessary for the efficient continuation of an activity or for the safety of people; and

•	using water for recreational purposes.
From a permitting perspective, water resources are regulated through the issuing of water use licenses, publishing of general authorizations and / or permitting persons to continue undertaking water uses that they were undertaking when the NWA came into effect.
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
In addition to the permitting requirements, the NWA includes a duty of care similar to that discussed in the section above in respect of NEMA. Failure to comply with the NWA will result in penalties similar to those set out above in respect of NEMA.

Emissions
See Item 3: “Key Information - Risk Factors - Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations” for a discussion regarding the laws governing GHG emissions.
Laws and Regulations pertaining to Environmental Protection - Papua New Guinea
The PNG Environment Act 2000 regulates the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. This statement must be lodged with the PNG Conservation and Environment Protection Authority (previously the Department of Environment and Conservation) for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
The ultimate grant of an environmental permit occurs after the endorsement of the environment impact statement by the PNG Environment Council and approval of the proposed activities by the PNG Minister for Environment, Conservation and Climate Change.
Potential Changes to PNG Environment Laws
A process of legislative review is underway and a number of environmental matters are under consideration. This includes a mine closure policy, which contains a mechanism for the provision of financial assurance for mine closure and rehabilitation costs; a biodiversity offset policy, which includes a mechanism for biodiversity offset payments to support biodiversity incentives; and a national oceans policy, which considers issues associated with offshore mining and extractive industries and deep sea tailings placement.
Harmony's operations and projects in PNG will be affected by any changes to PNG environmental laws, and the Company continues to engage with the PNG Government on these matters through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Conservation and Environment Protection Authority and relevant PNG ministers.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act 66 of 1995 as well as by the Employee Relations Framework Policy and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong and Target Operations where the National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at financial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 58%); the Association of Mineworkers and Construction Union (at 23%); the United Association of South Africa (at 5%) National Union of Metalworkers of South Africa (5%) and Solidarity (at 2%). About 94% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2020 - Ensuring stability, employee safety and well-being - Employee relations” on pages 58 to 71.
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
In addition, Hidden Valley mine employment is guided by the Employment and Training Plan appended to the Memorandum of Agreement (“MOA”) dated August 2005 between the company, the PNG Government, provincial and local governments and the Landowner Association. The MOA requires that, as far as is reasonably possible, preference in training and employment is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley mine’s license to operate.
C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:

•	“-Corporate profile” on page 6
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:

•	“- Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138;

•	“- Delivering profitable ounces - Operational performance” on pages 72 to 103;
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference. Also see note 13 “Property, Plant and Equipment” and note 31 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
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
A discussion of the changes in our financial condition and results of operations for the fiscal years ended June 30, 2019 and 2018, has been omitted from this Harmony 2020 Form 20-F, but may be found in Item 5, Operating and Financial Review, of the Harmony 2019 Form 20-F for the year ended June 30, 2019, filed with the SEC on October 24, 2019, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
A. OPERATING RESULTS
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2020 were 38,481 kilograms of gold (1.24 million ounces of gold) and in fiscal 2020 we processed approximately 25.4 million tonnes of ore. As at June 30, 2020, our mining operations and projects reported total proved and probable reserves of approximately 36.5 million gold equivalent ounces.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, executive director: new business development, executive director: corporate affairs, chief operating officer: new business development, corporate strategy and projects, chief executive officer: South-east Asia and chief operating officer: South Africa operations. During 2020, the executive: business development was added to the CEO's office, following the appointment of a new financial director.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.
Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong Operations, Unisel and Hidden Valley; and

•	all other shafts and surface operations, including those that treat historic sand dumps, waste rock dumps and tailings dams, are grouped together under “All other surface operations”.
Recent Accounting Pronouncements
Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies” to our consolidated financial statements set forth beginning on page F-1.
COVID-19
On March 27, 2020, South Africa was placed under national lockdown, to curb the spread of COVID-19 and allow the country time in which to prepare for the demands the pandemic would have on its health care system. All of Harmony’s underground operations were placed on care and maintenance, with the surface operations permitted to continue working at close to full capacity.
On May 1, 2020, South African underground operations were granted concessions to start producing at a maximum capacity of 50% and as of June 1, 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labor capacity. Harmony’s SOP was adopted and rolled out, ensuring a safe return to work for each of its employees. Harmony’s SOP was informed by guidelines provided by the DMRE, the National Council for Infectious Diseases and the World Health Organization.
The SOP included the transport of South African employees from remote labor-sending areas back to the Company's mines. All requisite staffing, facilities and equipment were put in place to ensure rigorous screening as employees return to work and when at work, as well as isolate or quarantine employees infected by or exposed to COVID-19, with subsequent testing and treatment. Return to work has progressed smoothly albeit slowly, with the return of foreign nationals to South Africa taking longer than anticipated.
The effects of COVID-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues monitoring the situation closely. See Item 3: "Key - Information - Risk Factors -The current COVID-19 pandemic has significantly impacted the global economy and markets over the past several months and may continue to do so, which could adversely affect our business or the trading price of our ordinary shares and ADSs", and Note 4 "COVID-19 Impact" and Note 37 "Financial Risk Management" of our consolidated financial statements for further details.
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
Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proved and probable reserves may affect the Group’s financial results and financial position in a number of ways, for example, depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method.
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
In fiscal 2020, 2019 and 2018, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves.
At Doornkop, there has been a steady conversion of the inferred mineral resources included in the life-of-mine plan into indicated and measured mineral resources that are classified as proven and probable reserves if economically viable. In addition, there have been no instances during the period presented where subsequent geological drilling or underground development indicated instances of inappropriate inclusion of inferred mineral resources in the life-of-mine plan. As such, management is confident that the inclusion of the inferred mineral resources in the life-of-mine plan when calculating the depreciation charge is a more realistic reflection of the pattern of consumption of the future economic benefits of these assets than would be achieved by excluding them.

Management’s confidence in the economical recovery of these inferred mineral resources is based on historical experience and available geological information. The surface drilling spread (surface boreholes) and underground Long Inclined Borehole ("LIB") drilling at Doornkop has indicated that the portion of the inferred mineral resources included in the life-of-mine plan exist and can be economically mined with a high level of confidence for the South Reef ore body. The surface boreholes and LIB drilling have been used to determine the existence and mineralogy of the South Reef as well as the location of major geological structures. However, further geological drilling and underground development is required to upgrade the confidence classification from inferred mineral resources to indicated and measured mineral resource. Underground geological LIB drilling is currently being done and planned to continue as and when the underground infrastructure is in place

Additional confidence in existence and commercial viability is obtained from the fact that the South Reef at the surrounding operations have already been mined over many years in the past. Doornkop mines the continuation of the South Reef that these mined-out operations exploited. At Doornkop the geological setting of the South Reef ore body is such that there is an fairly even distribution of the mineralized content within the identified channels, and reliance can be placed on the comparable results of the surrounding mines. As these results are already known, extrapolations of the expected mineable channels can be done with a reasonable degree of accuracy. Although the current information does not allow the classification of inferred mineral resources as indicated or measured mineral resources, it does provide management with valuable information and increases the level of confidence in the existence and grade expectation of the South Reef at Doornkop.

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

The relevant statistics for Doornkop have been included below.

		Applicable to the Fiscal Year Ended June 30,
Doornkop		2020	2019	2018
A	Years (life-of-mine plan)	16	16	18
B	Reserves (Tonnes million)	9.8	7.0	4.6
B	Resources (Tonnes million)	12.8	12.0	16.9
D	Total inferred resources (Tonnes million)	4.3	5.2	10.6
E	Inferred resources included in life-of-mine plan (Tonnes million)	4.6	5.6	9.5
F	Future development costs (Rand million)	1,034	519	494
G	Depreciation expense for the fiscal year
	• As reported (Rand million)	175	258	185
	• Excluding inferred resources (Rand million)	200	320	336
Doornkop’s inferred resources included in the life-of-mine plan is based on the tonnage milled which includes all dilution factors. The tonnes included in life-of-mine plan exceeds the declared inferred resource values as the mineral resource tons does not include any dilution and only reflects the in situ on reef tons.
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2020, apart from production cost and capitalized expenditure assumptions unique to each operation, included gold price, silver price and exchange rate assumptions. These are as follows:

Fiscal year ended June 30, 2020

	Year 1	Year 2	Year 3	Long Term
US$ gold price per ounce	1,610	1,558	1,469	1,350
US$ silver price per ounce	17.00	17.00	17.00	17.00
Rand/gold price (R/kg)	865,000	775,000	722,000	630,000
Rand/US$ exchange rate	16.72	15.47	15.29	14.51
US$/Kina exchange rate	3.45	3.45	3.45	3.45

	South Africa			Hidden Valley
US dollar per ounce	2020	2019	2018	2020	2019	2018

Measured	25.00	25.00	25.00	n/a	n/a	n/a
Indicated	8.00	8.00	8.00	8.00	8.00	5.84
Inferred	2.80	2.80	2.80	n/a	n/a	5.84

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

As discussed above under “- Gold Mineral Reserves”, various factors could impact our ability to achieve our forecasted production schedules from proved and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proved and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
Management performed an assessment for impairment triggers as well as indications of reversal of previously recorded impairment losses at June 30, 2020. Due to the uncertainty of the impact of the COVID-19 pandemic and the South African national lockdown would have on the South African underground operations, as well as the increase in the short-term gold price, the recoverable amounts for these cash-generating units ("CGUs") were calculated.
Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due to the impact of the COVID-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at June 30, 2020.

The following were factored into management's judgments:

•	infection rates and the timing of the expected peaks in the provinces that Harmony's operations are situated in, based on models prepared by the South African government;

•	expected disruptions to production together with the mitigation strategies management has in place;

•	potential duration of the impact of the virus and the related restrictions in operations; and

•	potential changes of the timing of various cash flows due to shortened production breaks.

Management included estimates of the staffing costs for screening and monitoring employees at work as well as those that are in quarantine. The cost estimates also include the accommodation expenses for employees in quarantine or isolation as well as the treatment cost for those with mild symptoms and those with severe symptoms that need to be hospitalized. These estimates were based on actual costs incurred for the period March to June 2020.

In preparing the various scenarios, management considered and varied:

•	the potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels;

•	the duration of potential disruptions to production, ranging from 12 months to 24 months; and

•
the infection rates and associated costs. Where infections were assumed to continue into Year 2, the rate was dependent on the assumed infections in Year 1, with a higher rate in Year 1 resulting in a lower rate in Year 2, and vice versa.

Management assumed that the production costs would be largely unaffected as employees would either be at work or on sick leave, while the strategy of moving crews around would ensure production carried on without undue disruption and therefore would not impact on costs such as consumables and electricity.

The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.

Based on the impairment tests performed, no impairments were recorded in fiscal 2020. Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognized impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognized, the specific circumstances that led to the original impairments had not reversed.  Management also considered the level of uncertainty of the impact of COVID-19 on production and therefore on the cash flows. Due to the volatility embedded in the potential upside driven by the higher gold prices in the short to medium term, coupled with the fact that the factors resulting in the previously recognized impairment losses had not reversed, management resolved it to be appropriate for no reversal of previously recognized impairment losses to be recorded for the period under review.

During fiscal 2019 we recorded an impairment of R3.9 billion as well as an impairment of R5.3 billion in 2018. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2020 would have resulted in impairments as follows:

(R millions)
Tshepong Operations	3,352
Target 1	804
Joel	716
Kusasalethu	441
Bambanani*	94
Other Freegold assets	20
Moab Khotsong*	15
Unisel	6
*The goodwill balance attributed to this cash generating unit would be reduced first. See “- Carrying Value of Goodwill” below.
A 10% increase would result in no impairment being recorded. This analysis assumes that all other variables remain constant.
Carrying Value of Goodwill
We evaluate, at least on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. To accomplish this, we compare the recoverable amounts of our cash generating units to their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. If the carrying value of a cash generating unit were to exceed its recoverable amount at the time of the evaluation, an impairment loss is recognized by first reducing goodwill, and then the other assets in the cash generating unit on a pro rata basis. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in the future, we may need to record impairment charges on goodwill not previously recorded.
As at June 30, 2020 our goodwill related to the Moab Khotsong and Bambanani cash generating units. No impairment on goodwill was recorded in fiscal 2020 as the recoverable amounts exceeded the carrying values.
As at June 30, 2019, our goodwill related to the Moab Khotsong and Bambanani cash generating units. Goodwill of R302 million was recognized on acquisition of the Moab Khotsong operations during fiscal 2018. Refer to note 12 "Acquisitions and Business Combinations" of our consolidated financial statements for further details. An impairment of R6 million on goodwill relating to Bambanani, was recorded in fiscal 2019. Impairment on goodwill of R367 million was recorded during fiscal 2018 of which the Tshepong Operations amounted to R326 million and R41 million related to Joel.
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
Provision for Silicosis Settlement
The Group’s portion of the potential cost of settling the silicosis and TB class actions that have been instituted against it in South Africa has been provided for. The expected contributions (cash flows) to the Tshiamiso Trust, which will manage the settlement process have been discounted over the expected period of time during which contributions will be made. Annual changes in the provision consists of the time value of money (recognized as finance cost) and changes in estimates (recognized as other operating expenses).
See Item 3: “Key Information - Risk Factors - The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future and may be substantial”.
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2020, fiscal 2019 and fiscal 2018. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.
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
We do not recognize a deferred tax asset when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance sheet date.
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
Harmony’s Realized Gold Price
In fiscal 2020, the average gold price received by us was R735,569 per kilogram or $1,461/oz. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3: “Key Information - Risk Factors - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.
Gold prices have rallied to an all-time high following the global economic fallout of COVID-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors. The price of gold in US$ terms increased significantly over the period, closing at US$1,781/oz on June 30, 2020. This is a 26% increase from the closing price of US$1,410/oz on June 30, 2019. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2020 year was 21% higher at US$1,529/oz than in 2019 (US$1,263/oz), contributing approximately R5.2 billion to the increase in revenue year on year. This was calculated by multiplying actual kilograms sold by the variance in the average US$ gold price year on year and the average Rand/US$ exchange rate in fiscal 2020.

Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production. See Item 3: “Key Information - Risk Factors - Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production".
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”. During fiscal 2020, the depreciation of the exchange rate from R14.18/US$1 in fiscal 2019 to R15.66/US$1 in fiscal 2020 increased the average Rand gold price received. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2020	2019	2018

Average (US$/oz)	1,562	1,291	1,297
High (US$/oz)	1,781	1,540	1,355
Low (US$/oz)	1,384	1,178	1,211
Harmony’s average sales price[1] (US$/oz))	1,461	1,287	1,380
Average exchange rate (R/US$)	15.66	14.18	12.85
Harmony’s average sales price[1] (Rand/kilogram)	735,569	586,653	570,709
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realized gains/losses from the cash flow hedges have been included in revenue.
Costs
Our cash costs typically make up between 70% and 80% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 45% and 50% of our production costs.
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

All-in sustaining unit costs for the Group increased by 18% to R651,356 per kilogram in fiscal 2020 mainly due to inflationary increases in wages and salaries, as well as electricity tariff increases. Royalties also increased due to higher profitability on the back of stronger gold prices. Also impacting on the unit costs is the decrease in kilograms produced mainly due to the impact of electricity constraints during the third quarter of fiscal 2020, the COVID-19 national lockdown and the phased recovery in South Africa.
In US dollar terms, all-in sustaining unit costs increased by 7% to US$1,293 per ounce due to the reduction in gold produced, offset by the depreciation of the Rand.
Our cash costs have increased from R439,722 per kilogram in fiscal 2019 to R553,513 per kilogram in fiscal 2020, mainly due to the impact of COVID-19 which led to reduced production levels, increased labor and energy costs, royalty expenses and inflationary pressures on supply contracts. In US dollar terms, cash costs increased from US$965 per ounce in fiscal 2019 to US$1,099 per ounce in fiscal 2020 due to the reduction in kilograms produced, offset by the depreciation of the Rand.
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
We remain vulnerable to risks related to the volatility of commodity prices, as well as potential shortage of supply and disruptions of supply chain due to the ongoing geopolitical instability caused by COVID-19 and the related lockdowns experience worldwide. See Item 3: "Key Information - Risk Factors -The current COVID-19 pandemic has significantly impacted the global economy and markets over the past several months and may continue to do so, which could adversely affect our business or the trading price of our ordinary shares and ADSs", "- Fluctuations in input production prices linked to commodities may adversely affect Harmony’s operational results and financial condition" and - Actual and potential shortages of production inputs and supply chain disruptions may affect Harmony’s operations and profits".
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Fiscal year ended June 30,
	2020	2019	2018
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	25,908	28,869	23,596
Depreciation and amortization expense	(3,508)	(4,054)	(2,570)
Rehabilitation costs	(47)	(33)	(67)
Care and maintenance costs of restructured shafts	(146)	(134)	(128)
Employment termination and restructuring costs	(40)	(242)	(208)
Share-based payments	(130)	(155)	(244)
Impairment	—	(3,898)	(5,336)
By-products credits	(938)	(766)	(93)
Other	157	33	63
Capitalized stripping	675	1,197	167
LED costs	136	99	62
Corporate, administration and other expenditure costs	529	603	582
Capital expenditure (OCD)	1,709	1,893	1,561
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	760	1,101	771

Total all-in sustaining costs	25,065	24,513	18,156

Per kilogram calculation:
Kilogram sold[1]	38,481	44,568	35,671
Total all-in sustaining costs per kilogram	651,356	550,005	508,970

Total all-in sustaining costs (US$ million)	1,600	1,729	1,412
Per ounce calculation:
Ounces sold[1]	1,237,187	1,432,890	1,146,850
Total all-in sustaining costs per ounce	1,293	1,207	1,231
1 No production for Hidden Valley was capitalized during fiscal 2019 and 2020. Excludes gold sold of 2,021 kilograms (64,976 ounces) that was capitalized in fiscal 2018 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2020	2019	2018
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	25,908	28,869	23,596
Depreciation and amortization expense	(3,508)	(4,054)	(2,570)
Rehabilitation costs	(47)	(33)	(67)
Care and maintenance costs of restructured shafts	(146)	(134)	(128)
Employment termination and restructuring costs	(40)	(242)	(208)
Share-based payments	(130)	(155)	(244)
Impairment	—	(3,898)	(5,336)
By-product revenue	(938)	(766)	(93)
Other	—	(29)	52
Gold and uranium inventory movement	(151)	112	216

Total cash costs	20,948	19,670	15,218

Per kilogram calculation:
Kilograms produced[1]	37,863	44,734	36,125
Total cash costs per kilogram	553,513	439,722	421,260

Total cash costs (US$)	1,338	1,387	1,184

Per ounce calculation: Ounces produced[1]	1,217,323	1,438,231	1,161,435
Total cash costs per ounce	1,099	965	1,018
1 No production for Hidden Valley was capitalized during fiscal 2019 and 2020. Excludes gold sold of 2,068 kilograms (6,499 ounces) that was capitalized in fiscal 2018 from Hidden Valley that have been credited against the capitalized costs as part of the pre-stripping of stages 5 and 6.
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2020 before including the effect of the cash flow hedges increased by R148,916 per kilogram to R735,569 per kilogram from R586,653 per kilogram during fiscal 2019. Appreciation of the Rand against the US dollar decreases our revenues, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar increases the revenue, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2020 was R17.32 per US$1.00, compared with R14.13 per US$1.00 as at June 30, 2019, reflecting a depreciation of 23% of the Rand against the US dollar. The average exchange rate for fiscal 2020 was R15.66 per US$1.00, reflecting depreciation of 10% of the Rand against the US dollar when compared with fiscal 2019.
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2020, the nominal amount of the derivative contracts was  US$511 million and is over a 24-month period with a weighted average cap price of US$1=R17.09 and weighted average floor price of US$1=R15.81. Additionally, at June 30, 2020 Harmony had open forward exchange forward contracts which had a nominal amount of US$183 million spread over a 24-month period at an average exchange rate of US$1 = R16.38.
Due to the impact of the COVID-19 pandemic, the Rand has weakened significantly from the beginning of the 2020 calendar year, which was at levels of around R14.00/US$1.00, to its weakest level at the beginning of April 2020 of R19.05. The Rand recovered through May and June and the Rand closed at R17.32 on June 30, 2020. The Rand started weakening against the Australian dollar in April 2020 and closed at R11.96/A$1 on June 30, 2020, a 21% decrease in value. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its International operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation movement of R1.2 billion.

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
The Bank of Papua New Guinea has been systematically weakened the Kina against the US dollar over several years and during fiscal 2019, the Kina weakened by 1%. In fiscal 2020, the Kina weakened further by 2.6%. Since the introduction of the trading band in June 2014 the Kina weakened by 43.06% against the US dollar as at June 30, 2020. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.

Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 2.2% at the end of fiscal 2020, 4.5% at the end of fiscal 2019 and 4.6% at the end of fiscal 2018. This is mainly due to the lower fuel price and lower consumer demand brought on by the COVID-19 national lockdown. Working costs have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 9.4% in fiscal 2020, 4.4% in fiscal 2019 and 5.2% in fiscal 2018, together with an increase that is yet to be determined by Eskom in fiscal 2021, will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2018 at 4.7% and 2019 at 3.7%, while the annualized inflation stood at 4.7% at the end of fiscal 2020.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors - Harmony’s operations may be negatively impacted by inflation”.
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
Electricity in South Africa
South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. Although during fiscal 2018, the electricity supply in South Africa had seen less pressure than the previous years, with reduced power interruptions (also referred to as load shedding), Eskom began load shedding again in March 2019. Load shedding continued during 2019 and into 2020, although it ended at the end of March 2020 with the lower demand brought on by the COVID-19 national lockdown.
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
See “Integrated Annual Report for the 20-F 2020 - Social and ethics committee chairperson’s report” on pages 189 to 191 and “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138.
Tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant electricity costs as a result of rising electricity tariffs. Electricity tariffs have more than doubled over the last decade and the short term outlook does not look promising. In April 2020, NERSA awarded Eskom with a tariff increase of 8.76% and for the following three years indicate increases of 5.10%, 5.86% and 3.50%, respectively. However, there are multiple adjustments and court cases that will likely push prices higher. External economic advice led to Harmony planning for 10.00% increases in both the 2023 and 2024 fiscal years. See Item 3: "Key Information - Risk Factors - Disruptions to the supply of electricity and increases in the cost of power may adversely affect the results of our operations and our financial condition".

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
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management has not only contributed to the significant reduction in electricity cost, but also assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects.

For the 2020 financial year Harmony realized a 37 GWh energy saving (R38 million) on newly implemented projects at a capital expenditure of R19 million. Furthermore, additional energy savings of 203 GWh (R204 million) was realized in the form of maintaining previously implemented projects. For the 2021 financial year a target of 1.5% reduction in total energy demand was set, which is approximated at an energy saving of 46 GWh. This will result in an additional cost saving of R50 million over and above the savings from maintained initiatives. Furthermore, Harmony aligns the implementation of these initiatives with advanced industry 4.0 and digital twin technologies.

Improved energy management practices were also deployed during the nation’s COVID-19 lockdown, resulting in an additional energy reduction of 25 GWh. Advanced simulation technologies were used to develop strategic start-up procedures to ensure cost-effective and safe restarting of underground operations. This related to an additional cost reduction of R25 million during a 3-week period when none of the underground South African operations were allowed to operate.

We have implemented various energy efficiency projects in recent years. See “Integrated Annual Report for the 20-F 2020 - Managing our Social and Environmental Stewardship - Environmental management and stewardship” on pages 121 to 138.
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
Based on published legislation, commentary and governmental information, carbon tax poses a low cost to Harmony until December 31, 2022. Gas emissions reported to the DEFF for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of R120 per tonne of carbon dioxide equivalent before allowances making effective tax rate R48 per tonne of carbon dioxide equivalent. From phase 2 onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2022 has been modeled to grow over time as allowances are anticipated to fall away therefore progressively increasing from approximately R70m to R160m for fiscal year 2023 to fiscal year 2030.

At this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on the Company’s operational expenses.
Estimates have been included in the life-of-mine plans and resource base models used for impairments since fiscal 2019 and affected the profitability of all operations, and in some cases, the impact was significant.
See Item 3: "Key Information - Risk Factors - Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations" for further discussion on the potential impact.
Results of Operations
Years Ended June 30, 2020 and 2019
Revenues
Revenue increased by R2,333 million mainly due to a 25.4% increase in the average gold price received from R586,653 per kilogram in fiscal 2019 to R735,569 per kilogram.
Overall gold production at all the operations decreased by 18.1% mainly due to the impact of electricity constraints during the third quarter of fiscal 2020, the COVID-19 national lockdown and the phased recovery in South Africa in the fourth quarter of fiscal 2020. All of Harmony’s underground operations were placed on care and maintenance, with the surface operations permitted to continue working at close to 100% capacity.

On May 1, 2020, South African underground operations were granted concessions to start producing at a maximum capacity of 50% and as of 1 June 2020, operational restrictions were lifted further to allow the mining industry to operate at 100% of its labor capacity. Return to work has progressed smoothly, albeit slowly, with the return of foreign nationals to South Africa taking longer than expected.

At Kusasalethu, gold sold decreased by 39.6% to 3,085 kilograms mainly due to the lockdown as well as a 37.1% decrease in recovered grade due to unexpected complex geology as well as seismic risk in high grade areas.

At Hidden Valley, gold sold decreased by 20.1% from 6,192 kilograms in fiscal 2019 to 4,949 kilograms during fiscal 2020, mainly due to lower recovered grade.

At Unisel, gold sold decreased by 17.6% from 1,207 kilograms in fiscal 2019 to 994 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown.

At Target 1, gold sold decreased by 16.7% from 2,685 kilograms in fiscal 2019 to 2,237 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown.

At Bambanani, gold sold decreased by 13.3% from 2,495 kilograms in fiscal 2019 to 2,162 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown.

At Moab Khotsong, gold sold decreased by 12.8% from 7,794 kilograms in fiscal 2019 to 6,799 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown. This was offset by an increase in recovery grade of 8.2%.

At Joel, gold sold decreased by 12.4% from 1,612 kilograms in fiscal 2019 to 1,412 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown. This was offset by an increase in recovery grade of 9.3%.

At Masimong, gold sold decreased by 11.5% from 2,291 kilograms in fiscal 2019 to 2,027 kilograms during fiscal 2020, mainly due to the COVID-19 national lockdown.

At Phoenix and CPR, gold sold increased by 7.1% from 4,087 kilograms in fiscal 2019 to 4,379 kilograms during fiscal 2020, mainly due to higher volumes processed and higher than expected recovered grade.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, impairment of assets and share-based payments.
(a) Production costs (cash costs/all-in sustaining costs)
The following table sets out our total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2019 and fiscal 2020:

	Year Ended June 30, 2020				Year Ended June 30, 2019				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Kusasalethu	3,015	849,782	3,085	923,054	4,989	476,417	5,028	556,621	(78)	(66)
Doornkop	2,994	567,632	3,038	649,041	3,273	486,795	3,255	572,132	(17)	(13)
Tshepong Operations	7,293	583,018	7,399	713,202	7,967	503,033	7,922	636,281	(16)	(12)
Moab Khotsong	6,592	497,953	6,799	566,942	7,928	399,414	7,794	477,581	(25)	(19)
Masimong	1,999	620,804	2,027	655,888	2,309	525,703	2,291	593,408	(18)	(11)
Target 1	2,244	670,647	2,237	817,066	2,653	557,264	2,685	662,816	(20)	(23)
Bambanani	2,132	480,620	2,162	522,990	2,515	391,550	2,495	441,226	(23)	(19)
Joel	1,391	718,024	1,412	826,970	1,567	617,116	1,612	701,644	(16)	(18)
Unisel	982	583,274	994	613,382	1,212	469,108	1,207	523,823	(24)	(17)
Other - surface	4,349	488,329	4,379	519,293	4,099	473,954	4,087	500,426	(3)	(4)
International
Hidden Valley	4,872	348,054	4,949	562,648	6,222	220,323	6,192	497,399	(58)	(13)
Total kg	37,863		38,481		44,734		44,568
Weighted average(1)		553,513		651,356		439,722		550,005	(26)	(18)
1The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of Non-GAAP measures, see “Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures” above.
The South African underground operations produced lower levels of gold as a result of the impact of the national lockdown relating to COVID-19.
Our average cash costs increased by 25.9%, or R113,791 per kilogram, from R439,722 per kilogram in fiscal 2019 to R553,513 per kilogram in fiscal 2020. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 6.6% from R19.7 billion in fiscal 2019 to R21.0 billion in fiscal 2020 which was in line with expectations apart from royalties which increased due to higher profitability on the back of stronger gold prices.
At Kusasalethu, cash cost per kilogram increased by 78.4% from R476,417 per kilogram to R849,782 per kilogram while all-in sustaining cost also increased significantly by 66% during fiscal 2020 as a result of unexpected complex geology as well as seismic risk in high grade areas.
At Hidden Valley cash costs and all-in sustaining costs per kilogram increased significantly by reduction in the grade due to its transition from stage 5 to stage 6 in mining the pit, which affected kilograms produced.
At Target 1, all-in sustaining cost increased by 23.3% from R662,816 per kilogram in fiscal 2019 to R817,066 per kilogram in fiscal 2020, mainly due to a decrease in recovered grade.
At Joel, all-in sustaining cost increased by 17.9% from R701,644 per kilogram in fiscal 2019 to R826,970 per kilogram in fiscal 2020, mainly due to lower production.
(b) Depreciation and amortization
Depreciation and amortization decreased from R4.1 billion in fiscal 2019 to R3.5 billion in fiscal 2020 year due to the impact that the South African national lockdown had on production levels. The completion of the mining of Stage 5 at Hidden Valley during the December 2019 quarter also contributed to the decrease. The impairments recognised on certain operations in South Africa during the 2019 year significantly impacted on the base which depreciation is calculated on and the lower carrying values contributed to the lower total compared to the comparative period.

(c) Impairment of assets
No impairment was recorded in fiscal 2020, whereas an impairment charge of R3.9 billion was recorded in fiscal 2019. No reversals were recorded in fiscal 2020 or 2019.
In fiscal 2019 assets of R2.3 billion were impaired on Tshepong Operations which had a recoverable amount of         R5.9 billion. The impairment was due to the increased costs to exploit the resource base as well as a lower expected recovered grade.
Kusasalethu recorded an impairment of R690 million and had a recoverable amount of R1.3 billion. A decrease in grade and increased estimated costs in the resource base resulted in a lower recoverable amount.
Target 1 recorded an impairment of R312 million and had a recoverable amount of R1.1 billion. Increased costs and decrease in grade in the resource base together with the estimated impact of carbon tax resulted in a lower recoverable amount. The increase in discount rate due to increased risk factors also negatively impacted on the recoverable amount.
Joel had a recoverable amount of R852 million. The increased capital costs in the resource base together with carbon tax negatively impacted the net present value of expected cash flows which resulted in an impairment of R198 million being recorded.
Bambanani had a recoverable amount of R763 million in fiscal 2019. The impairment of goodwill of R6 million reduced the carrying amount of intangible assets. As goodwill is not depreciated, it results in an impairment of R182 million as the life of the operation shortens.
Target 3 remained under care and maintenance in fiscal 2019. A change in valuation method from discounted cash flow model to resource multiple approach which reduced the recoverable amount to R182 million. An impairment of R318 million was recorded.
Other mining assets recorded an impairment of R120 million. The updated life-of-mine plans for the cash generating units in Freegold and Avgold resulted in the impairment of other mining assets.
Gains/(losses) on derivatives
Gains on derivatives amounted to R484 million in fiscal 2019, compared to a loss of R1,678 million in fiscal 2020. Gains and losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortization of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. These gains amounted to R554 million in fiscal 2019 compared to a loss of R1,235 million in fiscal 2020.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts entered into after January 1, 2019. A loss of R134 million was recognized in revenue for fiscal 2020 (2019: Rnil). The unamortized portion of day one loss was R8 million in fiscal 2020, compared with a loss of R5 million in fiscal 2019. For all other contracts, the resulting gains and losses are recorded in gains/losses on derivatives in the income statement. The gain amounted to R13 million in fiscal 2019 compared to a gain of R8 million in fiscal 2020.
(b) Rand gold contracts
Harmony entered into Rand gold forward sale derivative contracts to hedge the risk of lower rand/gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). The contracts that matured realized a gain of R453 million in fiscal 2019 compared to a loss of R1,263 million in fiscal 2020 (largely attributable to the weakening of the Rand exchange rate and an increase in the US$ gold price), which has been included in revenue.
During fiscal 2020 and 2019 a negligible amount of ineffectiveness was experienced. The unamortized portion of the day one loss amounted to R36 million in fiscal 2019 and R18 million in fiscal 2020. Losses from non-hedge accounted Rand gold contracts amounted to R51 million in fiscal 2019 and R174 million in fiscal 2020 and are included in losses on derivatives.
(i) Discontinuance of hedge accounting
As a result of the original 21-day lockdown announced in South Africa, effective March 27, 2020, aimed to slow the spread of COVID-19, Harmony closed all deep-level underground mines in South Africa. As a result of the closure, a significant volume of the underlying exposure that was originally intended to be hedged was delayed.
A total of 63,400 ounces of gold forwards were originally set to mature in the months of April and May 2020. After assessing forecasts of gold production at April 1, 2020, the hedged items, being the sales of gold, relating to 30,500 ounces of gold forwards were assessed to no longer be probable. The hedged items relating to the remaining balance of gold forwards were still considered to be highly probable.

Due to the fact that the occurrence of the forecast transactions/hedged items were no longer considered probable, there was no longer an effective hedging relationship and therefore hedge accounting for these hedges was discontinued. Unrealised losses relating to the hedges amounting to R48 million and R187 million of restructured contracts discussed below, previously recognized in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives.
(ii) Restructuring of contracts
In response to the gold forwards’ hedged items no longer being probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between April 15, 2020 and May 31, 2020 were effectively extended to mature between the periods July 2020 and March 2021.
The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealized losses relating to the hedges amounting to R187 million, previously recognized in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives. All future gains and losses on the restructured hedges will be recognized in profit or loss. These contracts are included in Other derivative contracts.
Subsequently, losses of R70 million have been recognized in profit and loss.
Other operating expenses
(a) Foreign exchange translation
A foreign exchange translation loss of R86 million was recorded during fiscal 2019 compared to a loss of R892 million in fiscal 2020. The change in fiscal 2019 and 2020 is driven primarily by the prevailing exchange rates at the draw-down and repayment dates of the US$ denominated loans as well as the exchange rate movements during the year. The US$/Rand exchange ended at US$/R17.32 for fiscal 2020 whereas for fiscal 2019 the rate was US$/R14.13.
(b) Silicosis settlement provision
During fiscal 2019 the provision for Harmony’s potential cost to settle the silicosis and TB class actions decreased by R62 million as a result of changes in estimates, compared with an increase of R36 million in 2020.
Finance costs
Finance costs increased by R86 million from R575 million in fiscal 2019 to R661 million during fiscal 2020, mainly due to the interest capitalized decreasing by R79 million to R54 million as a result of Joel reaching commercial levels of production during fiscal 2020 and cessation of interest capitalization on Wafi-Golpu.
Income and mining taxes
In fiscal 2019 and 2020, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

	Fiscal year ended June 30,
Income and mining tax	2020	2019
Effective income and mining tax rate	(43)%	5%
The effective tax rate for fiscal 2020 was lower than the mining statutory tax rate of 34% for Harmony and our subsidiaries as a whole, mainly due to non-mining losses resulting from the derivatives in the South African entities. An increase in the short-term gold price assumption used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year. Refer to note 8 for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:

•	The change in rates on temporary differences, other than hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability of R493 million.

•	Unwinding of temporary differences related to unredeemed capital expenditure balance resulted in an increase of R298 million in the deferred tax expense.

•
The weakening of the Rand against the US$ and the increase in the commodity prices negatively impacted on the valuation of the derivative financial instruments. The temporary differences related to the Rand gold derivatives changed from taxable temporary differences (i.e. resulting in a deferred tax liability) to deductible temporary differences (resulting in a deferred tax asset). Management assessed the rates at which the temporary differences are expected to reverse and as the expected non-mining losses can be set off against the mining profits, the rates have been revised from the non-mining tax rate of 28% to the weighted average deferred tax rate. This accounts for R510 million of the deferred tax credit directly charged to other comprehensive income.

•
The net deferred tax positions for each of the group's entities are assessed separately. Two companies (Harmony Company and Randfontein Estates) have net deferred tax asset positions and therefore recoverability of these assets was considered. At June 30, 2020, management considered whether the unrecognized deferred tax asset ("DTA") related to the Harmony Company should be recognized, partially or in full. A portion of the DTA relates to a tax loss of R574 million, which arose due to the foreign exchange translation losses and the losses on derivatives recorded during fiscal 2020. The company's operations include the Central Plant Reclamation ("CPR"), a tailings retreatment facility. As a low cost producer, its profit margins are highly sensitive to fluctuations in the gold price. In addition, the higher short-term gold price also significantly benefits Masimong's profitability, which following the revision of its life-of-mine at June 30, 2020 has two years remaining of its life. Due to the significant expected increase in the short-term Rand gold price used in the estimation of future taxable profits for the mining operations owned by Harmony Company, it is considered probable that sufficient future taxable profits will be available against which the aforementioned tax loss and the current deductible temporary differences existing at the reporting date can be utilized. Consequently, a deferred tax asset of R492 million has been recognized, consisting of R171 million relating to the tax loss and R321 million relating to deductible temporary differences. Management believes there will be sufficient future taxable income from the operations owned by Randfontein Estates and therefore the entire balance of R39 million was recognized at June 30, 2020.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates - Deferred taxes” above. The increase in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from an increase in the effective deferred tax rate at Freegold (includes the Bambanani, Joel and Tshepong operations), Harmony (includes the Masimong and Unisel operations), Randfontein Estates (includes Doornkop and Kusasalethu) and Moab Khotsong. The deferred tax rate at Freegold increased from 8.1% in fiscal 2019 to 11.4% in fiscal 2020, Harmony increased from 25.7% to 29.8% in fiscal 2020, Randfontein Estates increased from 4.4% to 10.1% in fiscal 2020, Moab Khotsong increased from 4.7% to 17.3% in fiscal 2020.These increases are mainly due to higher estimated profitability from the positive gold price received.
South Africa. Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 28% on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that are determined in respect of each entity. Hence, South Africa does not make use of any group basis of taxation.
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
Harmony Gold (Australia) Proprietary Limited ("Harmony Gold Australia") and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity, called a consolidated group. Under the Australian Tax Consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by Harmony Gold Australia.
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
PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty and 0.5% Production Levy which are payable to the PNG Government.
Export Sales
All of our gold produced in South Africa during fiscal 2018 to 2020 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2020. Until March 31, 2019, all of our gold and silver produced in PNG was sold to The Perth Mint Australia, a Perth-based refinery. Since February 14, 2019, the metals have been sold to the Australian Bullion Corporation.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2020”.
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

	Fiscal year ended June 30,
	2020	2019	2018
	(R in millions)
Operating cash flows	4,723	4,679	3,884
Investing cash flows	(3,558)	(4,797)	(8,075)
Financing cash flows	4,305	380	3,723
Foreign exchange differences	(106)	25	(72)
Total cash flows	5,364	287	(540)
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand/US$ exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash generated by operations remained fairly stable at R4.7 billion in fiscal 2019 and 2020.
Investing
Net cash utilized by investing activities was R3.6 billion in fiscal 2020, a decrease from R4.8 billion in fiscal 2019. This is mainly due to a reduction in property, plant and equipment additions due to the lockdown imposed on the South African operations, as well as cost-saving measures implemented during the last quarter of fiscal 2020.
Financing
Financing activities generated R4.3 billion in fiscal 2020, an increase from R380 million in fiscal 2019. In fiscal 2020 we completed the Placing in respect of 60,278,260 new ordinary shares with existing and new institutional investors at a price of R57.50 per share, raising gross proceeds of approximately US$200 million (R3.5 billion). The shares issued represented, in aggregate, approximately 11.1% of Harmony’s issued ordinary share capital before the Placing. The proceeds of the Placing were used by the company to discharge the US$200 million cash consideration for the Mponeng Acquisition. Shares issued during fiscal 2019 raised R211 million.
The net of borrowings drawn (R6.5 billion) and borrowings repaid (R5.7 billion) during fiscal 2020 was R880 million whereas the net of borrowings drawn (R1.5 billion) and borrowings repaid (R1.4 billion) during fiscal 2019 was R169 million.
Outstanding Credit Facilities and Other Borrowings
Harmony entered into a US$200 million bridge loan facility with a syndicate of lenders on June 16, 2020 in order to fund the acquisition of assets from AngloGold Ashanti Limited. No draw-down was made on the facility as at June 30, 2020 and the facility was subsequently canceled on July 6, 2020. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2020.”

The key terms of the US$200 million bridge loan facility were:
Term facility:        $200 million
Margin on term facility:    1.8% over first 6 months LIBOR
2.4% over next 3 months LIBOR
3.0% for the last 3 months LIBOR
Maturity            1 year
Security            Certain shares and claims
On September 26, 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million syndicated term loan and revolving credit facility. The initial term of three years was extended by one year in July 2020. US$300 million (R4,541 million) was drawn down on the syndicated term loan and revolving credit facility in October 2019 and a further US$50 million (R900 million) was drawn down in April 2020 and remained outstanding on June 30, 2020. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2020.”
The key terms of the US$400 million syndicated term loan and revolving credit facility are:
Term facility:        $200 million
Margin on term facility:    3.1% over 3 month LIBOR
Revolving facility:        $200 million
Margin on revolving facility:    2.9% over 3 month LIBOR
Maturity:            Three years, extendable by 1 year
Security:            Certain shares and claims

On July 9, 2018, we entered into a four-year loan with Westpac - Bank - PNG - Limited for the amount of US$24 million (R322 million) to finance the acquisition of fleet equipment for the Group's Papua New Guinea operations. The US$24 million four-year loan is repayable in quarterly installments. During fiscal 2020, US$6 million (R96 million) was repaid on the loan. On June 30, 2020, US$14 million (R237 million) remained outstanding.
The key terms of the US$24 million four-year loan are:
Facility:            $24 million
Margin on term facility:    3.2% over 3 month LIBOR
Maturity:            Four years
Security:            Certain vehicles and machinery

On November 8, 2018, Harmony concluded a four-year R2 billion facility with Nedbank and ABSA which consists of a R600 million term facility and a R1.4 billion revolving credit facility to replace the R1 billion revolving credit facility. As at June 30, 2020, R500 million (US$29 million) was available on the revolving credit facility and Rnil was available on the term facility. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2020.”
The key terms of the R2 billion four-year syndicated term loan and revolving credit facility are:
Term facility:        R600 million
Margin on term facility:    2.9% over 3 month JIBAR
Revolving facility:        R1.4 billion
Margin on revolving facility:    2.8% over 3 month JIBAR
Maturity            Four years from close
Security            Certain shares and claims

We need to comply with certain debt covenants for the US$400 million syndicated term loan and revolving credit facility and the R2 billion four-year syndicated term loan and revolving credit facility.
The debt covenant tests are as follows:
The Group’s interest cover ratio shall not be less than five (EBITDA1/Total interest paid).
Tangible net worth2 to total net debt ratio shall not be less than 4 times or 6 times when dividends are paid.
Leverage3 shall not be more than 2.5 times.

[1]	EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.

[2]	Tangible net worth is defined as total equity less intangible assets.

[3]	Leverage is defined as total net debt to EBITDA.
With the refinancing of the R1 billion revolving credit facility in November 2018, the tangible net worth to total net debt ratio was set at 4.5 times and subsequently set at 4 times or from 8 to 6 times when dividends are paid at the start of the US$ facility refinancing process in May 2019. In June 2020, lenders agreed to relax the tangible net worth to total net debt covenant from four times to two times until December 2020, in order to provide flexibility to the group following the disruptions from the COVID-19 pandemic. See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2019. No breaches of the covenants were identified during the tests in the 2019 and 2020 financial years.

Recently Retired Credit Facilities and Other Borrowings
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
On July 28, 2017, we entered into a syndicated term loan and revolving credit facilities agreement in the amount of up to US$350 million, with Nedbank Limited, Absa Bank Limited, JP Morgan Chase Bank N.A, Caterpillar Financial Services Corporation, HSBC Bank Plc, State Bank of India, The Bank of China and Citibank N.A, with Nedbank Limited and Absa Bank Limited acting as arrangers, and Nedbank Limited acting as facility agent. The facility agreement allowed the lenders to transfer their facility commitments. Margin on the US$175 million revolving credit facility was 3% over a 3 month LIBOR and 3.15% over a 3 month LIBOR for the US$175 million term loan. R4.4 billion was subsequently repaid in October 2019 from drawings under the US$400 million syndicated term loan and revolving credit facility, thereby settling the loan.
On February 20, 2017, we entered into the R1 billion revolving credit facility with Nedbank Limited. Interest accrued at JIBAR plus a margin of 3.15% per annum, with a quarterly commitment fee of 0.95%. The R1 billion revolving credit facility was to mature in February 2020. R500 million was drawn down in April 2018 and during fiscal 2019, the remaining R500 million on this facility was also drawn down. The loan was subsequently refinanced with the R2 billion four-year syndicated term loan and revolving credit facility, therefore being settled in November 2018.
Capital Expenditures
Total budgeted capital expenditures for fiscal 2021 are R5.1 billion. See Item 4: “Information On The Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2020:

R’million

Authorized and contracted for[1]	368
Authorized but not yet contracted for	1,314
Total	1,682
1 Including our share of the PNG joint operation's capital expenditure of R106 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next two to five years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Harmony's portion of the Wafi-Golpu project. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Key Information - Risk Factors - Harmony’s operations have limited proved and probable reserves. Exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - D. Exchange Controls”.
The information set forth under the heading:
•“- Delivering profitable ounces - Operational performance” on page 72 to 103 of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading:
•“- Delivering profitable ounces - Operational performance” on pages 72 to 103 of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
E. OFF-BALANCE SHEET ARRANGEMENTS
Contractual obligations in respect of mineral tenement leases in PNG amount to R19 million at June 30, 2020.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.
Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2020:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2020 to June 30, 2021	12-36 Months July 1, 2021 to June 30, 2023	36-60 Months July 1, 2023 To June 30, 2025	After 60 Months Subsequent June 30, 2025
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Bank facilities[1]	8,971	656	2,206	6,109	—
Post-retirement health care[2]	193	—	—	—	193
Environmental obligations[3]	3,408	—	—	—	3,408
Total contractual obligations	12,572	656	2,206	6,109	3,601

[1]
See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings”. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.

[2]
This liability relates to post-retirement medical benefits of Freegold and Moab Khotsong employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2020.

[3]
We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Provision for environmental rehabilitation”.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2020:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2019 to June 30, 2020	12-36 Months July 1, 2020 to June 30, 2022	36-60 Months July 1, 2022 To June 30, 2024	After 60 Months Subsequent June 30, 2024
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Guarantees[1]	622	—	—	—	622
Capital commitments[2]	1,682	1,682	—	—	—
Total commitments expiring by period	2,304	1,682	—	—	622
1    R479 million of these guarantees relate to our environmental and rehabilitation obligation.

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of R3.6 billion has been approved by the board for capital expenditures.
G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on page iii is incorporated herein by reference.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:

•	“-Our leadership” on pages 15 to 18
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:

•	“-Remuneration report” on pages 168 to 184
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:

•	“-Corporate governance” on pages 142 to 167;

•	“-Remuneration report” on pages 168 to 184; and

•	“-Audit and risk committee chairperson’s report” on pages 185 to 188.

of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:

•	“-Ensuring stability, employee safety and well-being” on pages 41 to 71 of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the heading:

•	“-Remuneration report” on pages 168 to 184
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 22, 2020, our issued share capital consisted of 603,652,853 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as of September 25, 2020 is set forth below:

Holder	Number of shares	Percentage

African Rainbow Minerals Limited[1]	74,665,545	12.38%
Van Eck Global Associates Corporation	52,090,455	8.64%
Government Employees Pension Fund (PIC)	44,335,097	7.35%
Fairtree Asset Management (Pty) Ltd	33,436,082	5.54%

[1]	Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.
The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as of 30 June 2020
	2020	2019	2018
	%	%	%
African Rainbow Minerals Limited	12.38	13.89	12.72
VanEck Associates Corporation	10.11	12.21	11.58
Fairtree Capital	5.40	4.01	2.88
Public Investment Corporation of South Africa	4.85	3.93	4.34
B. RELATED PARTY TRANSACTIONS
See note 35 “Related Parties”, note 17 (b) “Other non-current assets”, note 20 “Investments in Associates” and note 21 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
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
The consolidated application was heard in October 2015. On May 13, 2016, the Gauteng Local Division of High Court, Johannesburg, ordered the certification of a class action consisting of current and former underground mineworkers who have contracted silicosis and dependents of underground mineworkers who have died of silicosis (the silicosis class), and current and former underground mineworkers who have contracted TB, and the dependents of deceased underground mineworkers who died of TB (the TB class), which classes are to proceed as a single class action against the mining companies cited in the consolidated application. The High Court also ordered that any claimant who has a claim for general damages, and who dies before the finalization of his case, will have such general damages transmitted to the estate of the deceased claimant. The High Court did not make an order on the merits of the claimants' cases or any potential claims to be instituted by the mineworkers or their dependents.
On June 24, 2016, the High Court granted leave to appeal to the Supreme Court of Appeal against the order of transmissibility of general damages. The Harmony defendants submitted their notice of appeal in respect of the transmissibility of the general damages order to the Supreme Court of Appeal on July 25, 2016.
The mining companies, including the Harmony defendants, also requested leave to appeal from the Supreme Court of Appeal against the balance of the judgment and orders of the High Court certifying the class action in respect of the silicosis class and TB class. Leave to appeal to the Supreme Court of Appeal was granted on September 13, 2016. The Harmony defendants submitted their notice of appeal in respect of the remainder of the order certifying a class action in respect of the silicosis class and the TB class to the Supreme Court of Appeal on September 27, 2016.
The matter was set down to be argued in the Supreme Court of Appeal on March 19, 2018 to March 23, 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled on May 3, 2018. The terms of the settlement agreement are available on Harmony's website. The settlement agreement must be made an order of court before it can be given effect to. The settlement was subject to certain conditions, including that an unconditional order of court, sanctioning the settlement agreement to make the settlement agreement an order of court, is obtained from the High Court. Such an order was obtained on July 26, 2019, subject to certain conditions which were subsequently fulfilled, and the settlement became effective on December 10, 2019.
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
On July 26, 2019 the High Court granted an order approving the settlement agreement in terms of the draft order which the parties submitted to the Court on May 30, 2019. The settlement became effective on December 10, 2019. The parties underwent a period whereby members of the settlement classes could have indicated whether they wished to opt out of the settlement. The threshold required for the opt out notices was not met, and consequently the settlement agreement provides that any member of the settlement classes who did not opt out is automatically eligible to submit a claim in terms of the settlement.
Pursuant to the settlement, the Tshiamiso Trust was established comprising three company nominees, two claimants’ attorney nominees, one government nominee and an independent trustee to be nominated jointly by the mining companies and the claimants’ attorneys. The independent trustee will chair the trust for at least the first two years. The distribution of claims and the administrative functions, including the tracking and tracing of eligible claimants and the facilitating of benefit medical examinations will be overseen by a board of trustees, which was appointed on February 6, 2020.

One of the Tshiamiso Trust's initiatives will be to facilitate the establishment of an advisory committee through which, it is envisaged, representatives of government, trade unions, NGOs, community leaders and others will be able to provide their expertise to the work of the trust.
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
Whereas the settlement agreement and the deed that constitutes the Tshiamiso Trust have afforded the six mining companies comprising the Working Group certain rights and obligations, the companies have agreed to appoint an agent to represent them in relation to certain matters contemplated in the settlement agreement and the deed that constitutes the Tshiamiso Trust. As such, the Working Group will dissolve as the work of that group ends and the responsibilities of the companies' agent will commence.
The Working Group has paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement. On January 31, 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible workers. Harmony has provided for the estimated cost of the settlement based on actuarial assessments in the amount of R1.14 billion.
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. At June 30, 2020 and June 30, 2019 the provision was R892 million and R942 million respectively, primarily due to the time value of money accretion. This was offset by the change in estimate due to the timing of cash flows.
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on a number of factors, including changes in benefit take-up.
See to Note 26 “Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2020.”
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
The JSE connects buyers and sellers in a variety of financial markets that include equities and equity derivatives, commodity derivatives, currency derivatives and interest rate instruments. It is one of the top 20 exchanges in the world in terms of market capitalization and a member of the World Federation of Exchanges.
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R14,043 billion (US$808 billion) at June 30, 2020. The JSE mining index (FTSE/JSE Africa Mining Index) market capitalization was R2,852 billion (US$164 billion)1 at June 30, 2020, 20.3% of the overall JSE market capitalization.
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

D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2020 Form 20-F.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
C. MATERIAL CONTRACTS
US$200 Million Bridge Loan
On June 16, 2020, Harmony entered into a bridge loan facility of US$200 million with a syndicate of lenders in order to provide financing the Mponeng Acquisition.
The US$200 million bridge loan bore interest of 1.8% over LIBOR for the first six months, 2.4% over LIBOR for the next three months and 3.0% over LIBOR for the last three months.
The US$200 million bridge loan is secured by a cessation and a pledge over all the shares and claims in certain operating subsidiaries in the Group.
No draw-down was made on the facility as at June 30, 2020.
US$400 Million Syndicated Term Loan and Revolving Credit Facility
On September 26, 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million syndicated term loan and revolving credit facility. The US$400 million syndicated term loan and revolving credit facility initially matured in September 2022, but its term was extended to September 2023 in July 2020.
Under the terms of the US$400 million syndicated term loan and revolving credit facility Harmony agreed to apply all amounts borrowed by it in repayment of the US$350 million three-year syndicated term loan and revolving credit facility and for exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of South Africa.
The term loan bears interest of 3.1% over three month LIBOR; the revolving facility bears interest of 2.9% over three month LIBOR.
The US$400 million syndicated term loan and revolving credit facility is secured by a cessation and a pledge over all the shares and claims in certain operating subsidiaries in the Group.
US$300 million (R4,541 million) was drawn down on the syndicated term loan and revolving credit facility in October 2019 and remained outstanding on June 30, 2020.
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
The outstanding balance under the term facility at June 30, 2020 was R1 billion. The outstanding balance under the revolving facility at June 30, 2020 was R500 million.
US$24 Million Four-year Loan
On July 9, 2018, Harmony, as a borrower, entered into a loan to finance its new fleet in Hidden Valley with Westpac - Bank - PNG - Limited. The loan is repayable in quarterly installments and matures in July 2022.

The US$24 million four-year loan bears interest at 3.20% over three month LIBOR. The loan is secured by a cession and pledge of vehicles and machinery purchased. The outstanding balance under the loan at June 30, 2020 was R237 million.
Sale Agreement
On February 12, 2020, the Company announced an agreement to purchase the remaining South African producing assets and related liabilities of AngloGold Ashanti Limited pursuant to the Mponeng Acquisition. The Mponeng Acquisition includes the following assets and liabilities:

•	the Mponeng mine and its associated assets and liabilities;

•
the Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group);

•	Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets).
Consideration for the Mponeng Acquisition was a cash payment of US$200 million, due on the closing date, and contingent consideration subject to the following criteria:

•	US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250,000 ounces per year for six years commencing January 1, 2021; and

•	US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
The agreement is subject to certain conditions precedent, the last of which was fulfilled in September 2020. Closing of the Mponeng Acquisition occurred with effect on October 1, 2020.
D. EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.
The Republic of South Africa’s exchange control regulations provide for restrictions on the exportation capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Eswatini. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are administered by the Financial Surveillance Department of the South African Reserve Bank (“SARB”).
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
These comments relate to exchange controls in force at June 30, 2020. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future.
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
Dividends
With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from February 22, 2017 (previously 15%). Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulated intermediary, as the case may be, as a withholding agent. Dividends tax is not payable to the extent that the recipient is, amongst others, a South African resident company that has provided the relevant declaration and undertaking to the company declaring and paying the dividend.
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
With effect from January 1, 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person. Residents of the US can make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to Harmony beforehand. It was recently enacted that the declaration and undertaking should be renewed after a five-year period effective from July 1, 2020. No time limitation will be imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South Africa and the Government of the US to improve International Tax Compliance and to Implement the US Foreign Account Tax Compliance Act.
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from March 1, 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing March 1, 2016 of such gain is included in its taxable income (effectively a rate of 22.4% for a corporate entity and 36% for a trust). CGT is only applicable to non-residents if the proceeds from the sale are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below) income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
Generally the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset that constitutes immovable property held by that person or any interest or right of whatever nature of that person to or in intellectual property where that property is situated in South Africa is deemed to have been sourced in South Africa and be subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:

•
80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock. It was recently announcement that this requirement will include rights to variable or fixed payments as consideration for the working of, or the right to work mineral deposits, sources and other natural resources in the Republic; and

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
Although ADSs in respect of our shares are not listed on the JSE, reference is specifically made in the legislation to the transfer of depository receipts in a South African company. As a consequence, STT will therefore be payable on the transfer of ADSs. In addition, the process of depositing shares listed on the JSE in return for ADSs, or withdrawing such shares from the deposit facility, will attract STT as and when the shares are transferred to or from the depository institution.
STT is payable by the broker or participant if a transaction is effected through a stockbroker or an exchange participant, but it may be recovered from the person acquiring the beneficial ownership of the rights concerned. In other instances, STT is payable by the person acquiring beneficial ownership.
STT is also payable on the subsequent redemption or cancellation of shares or ADSs.
Interest
South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from March 1, 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10% once the US Treaty is renegotiated. US residents can only make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to the company paying the interest. It was recently enacted that the declaration and undertaking should be renewed after a five-year period effective from July 1, 2020. No time limitation will be imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South Africa and the Government of the US to improve International Tax Compliance and to Implement the US Foreign Account Tax Compliance Act.
Withholding tax on Service Fees
There is no separate withholding tax on service fees. The monitoring of service fees is now dealt with on the basis that these types of arrangements must be reported to SARS. Transactions between residents and non-residents must thus be reported if they relate to consultancy, construction, engineering, installation, logistical, managerial, supervisory, technical or training services, in circumstances where the expenditure exceeds or is anticipated to exceed R10 million in aggregate and does not otherwise qualify as remuneration.
Capitalization Shares
Capitalization shares issued to holders of shares in lieu of cash dividends do not constitute dividends and are currently not subject to Dividends Tax. However, these shares have a base cost of zero for income tax purposes.
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
We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. In addition, this determination is based in part upon certain US Treasury regulations proposed in June 2019 that are not yet in effect (the "Proposed Regulations") and are subject to change in the future. If Harmony were to be treated as a PFIC, US holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Such holder may also be required to file IRS Form 8621. Additionally, dividends paid by Harmony would not be eligible for the reduced rate of tax described below under "- Taxation of Dividends". Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation. The remainder of this discussion assumes that Harmony is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Effect of South African Withholding Taxes
As discussed above in "- Taxation - Certain South African Tax Considerations - Dividends", under current law, South Africa imposes a withholding tax of 20% on dividends paid by Harmony. A US holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Harmony.
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
Taxation of a Sale or other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. Your tax basis in an ordinary share or ADS will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under " - Taxation of Dividends" and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.
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
To the extent you incur STT in connection with a transfer or withdrawal of ordinary shares as described under "-Certain South African Tax Considerations - Securities Transfer Tax" above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.
Information with Respect to Foreign Financial Assets
US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 at the end of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counter parties and (iii) interests in foreign entities. US holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.

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
This Harmony 2020 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2020. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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
During fiscal 2020 and 2019, we designated the majority of the gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See ‘- Commodity Price Sensitivity’ below.
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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. At June 30, 2020, the nominal amount of the zero cost collars is US$511 million spread over a 24-month period with a weighted average cap price of US$1=R17.09 and weighted average floor price of US$1=R15.81. Additionally, at June 30, 2020 Harmony had open foreign exchange forward contracts which had a nominal amount of US$183 million spread over a 24-month period at an average exchange rate of US$1 = R16.38.

Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2020 and 2019, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above.
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
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. The limits set by the Board are for 20% of the Group’s total production for gold and 50% for silver over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. In addition, Harmony's derivative policy permitted up to 25% of US$/Rand exposure to be covered over 24 months.
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
Commodity Sales Agreements
At June 30, 2020, the open Rand gold forward sale contracts amounted to 470,000 ounces spread over 24 months at an average of R743,000/kg. The open US$ gold forward contracts amounted to 87,000 ounces spread over 24 months at an average of US$1,543/oz. The open US$ silver zero cost collars amounted to 1,600,000 ounces spread over 15 months with a weighted average floor of US$17.91/oz and a weighted average cap of US$19.41/oz.
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
Sensitivity analysis-borrowings
A change of 100 basis points in interest rates on borrowings at June 30, 2020, 2019 and 2018 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2020	2019	2018
	(R in millions)
Increase in 100 basis points	(77)	(59)	(56)
Decrease in 100 basis points	77	59	56
Sensitivity analysis - financial assets
A change of 100 basis points in interest rates on financial assets at June 30, 2020, 2019 and 2018 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	Fiscal year ended June 30,
	2020	2019	2018
	(R in millions)
Increase in 100 basis points(a)	58	44	32
Decrease in 100 basis points(a)	(58)	(44)	(32)
(a) The computed sensitivity analysis permissibly excludes cash received on June 30, 2020 as a result of the the equity raise in note 12.

For further information on sensitivities, see note 37 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1.
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
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below:

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
During the fiscal year ended June 30, 2020, Harmony received net direct and indirect payments of R8,395,778.97 from the Depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2020, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2020.
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
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2020, and has concluded that such internal control over financial reporting was effective based upon those criteria.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2020.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2020 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2020 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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

ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“-Corporate governance” on pages 142 to 167
of the Integrated Annual Report for the 20-F 2020 is incorporated herein by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2019	Rand	30.3 million
Fiscal year ended June 30, 2020	Rand	33.7 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2019	Rand	4.5 million
Fiscal year ended June 30, 2020	Rand	4.8 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2019	Rand	0.8 million
Fiscal year ended June 30, 2020	Rand	0.4 million
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2019	Rand	1.2 million
Fiscal year ended June 30, 2020	Rand	1.1 million
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

PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2020 Form 20-F:

•	Index to Financial Statements;

•	Report of Independent Registered Public Accounting Firm; and

•	Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated February 1, 2018 http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm
2.1	Notice of annual general meeting dated October 23, 2020 to be held on November 20, 2020.
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

4.48	Amended and restated trust deed of the Harmony ESOP trust dated Jun 13, 2019
4.50
ZAR2,000,000,000 Term and Revolving Credit Facilities Agreement dated November 8, 2019 for Harmony Gold Mining Company Limited arranged by Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) and ABSA Bank Limited (acting through its Corporate and Investment Banking division) with Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) and ABSA Bank Limited (acting through its Corporate and Investment Banking division) http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit450termrcfr2billion.htm

4.51
Facility Agreement dated July 9, 2018 among into between Morobe Consolidated Goldfields Limited, Harmony Gold (Australia) Proprietary Limited and Westpac Bank - PNG - Limited http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit451morobewestpacloan.htm

4.52	Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm
4.53
Sale agreement , dated February 12, 2020, entered into between Angolgold Ashanti Limited and Harmony Gold Mining Company Limited and Harmony Moab Khotsong Operations Proprietary Limited and Golden Core Trade and Invest Proprietary Limited.

4.54
Term an revolving credit facilities agreement up to USD 400,000,000, dated August 19, 2019, entered into between Harmony Gold Mining Company Limited, arranged by ABSA Bank Limited (acing through its Corporate and Investment Banking Division) and Nedbank Limited (acing through its Nedbank Corporate and Investment Banking Division) with Absa Bank Limited (acing through its Corporate and Investment Banking Division) acting as Facility Agent.

4.55
Bridge facility agreement of up to USD 200,000,000 for Harmony Moab Khotsong Operations Proprietary Limited and Golden Core Trade and Invest Proprietary Limited arranged by ABSA Bank Limited (acing through its Corporate and Investment Banking Division) and Citybank N.A. (London Branch) and Firstrand Bank Limited (London Branch) and J.P. Morgan Securities PLC with Absa Bank Limited (acing through its Corporate and Investment Banking Division) acting as Facility Agent.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2020 dated October 29, 2020
99.1	Consolidated Financial Statements 2020 dated October 29, 2020

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

††
Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2020 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2020 is not deemed to be filed as part of Harmony 2020 Form 20-F.

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
Date: October 29, 2020

S-1