Form 20-F
period 2021-06-30
HARMONY GOLD MINING CO LTD
filed 2021-10-29
CIK 1023514

As filed with the Securities and Exchange Commission on October 29, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 616,052,197 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑  No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑  No ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2021 (“Harmony 2021 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony's 2021 suite of reports, including from its Integrated annual report 2021, Environmental, Social and Governance ("ESG") report 2021 as well as the Climate-related financial disclosures ("TCFD") report 2021, included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2021”) is incorporated by reference into the Harmony 2021 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2021 is not deemed to be filed as part of the Harmony 2021 Form 20-F.
Only (i) the information included in the Harmony 2021 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2021 that is expressly incorporated by reference in the Harmony 2021 Form 20-F and (iii) the exhibits to the Harmony 2021 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2021 which is not referenced in the Harmony 2021 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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
- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2021 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in the SEC’s Industry Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information - Risk Factors - Risks related to our operations and business - Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and relevant commodity prices. As a result, metals produced in future may differ from current estimates.”
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
PRESENTATION OF FINANCIAL INFORMATION
Harmony is a South African company and the majority of the Group operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This annual report includes our consolidated financial statements prepared in accordance with IFRS presented in the functional currency of the Company, being South African Rand. All financial information, except as otherwise noted, is stated in accordance with IFRS.
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
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R15.40 per US$1.00 for fiscal 2021 and R15.66 per US$1.00 for fiscal 2020). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;
•the impact from, and measures taken to address, the coronavirus disease ("Covid-19") pandemic and other contagious diseases, such as HIV and tuberculosis;
•estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;
•estimates of future gold and other metals production and sales;
•estimates of future cash costs;
•estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;
•estimates of provision for silicosis settlement;
•estimates of future tax liabilities under the Carbon Tax Act (as defined below);
- ii -

•statements regarding future debt repayments;
•estimates of future capital expenditures;
•the success of our business strategy, exploration and development activities and other initiatives;
•future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans;
•estimates of reserves statements regarding future exploration results and the replacement of reserves;
•the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;
•fluctuations in the market price of gold;
•the occurrence of hazards associated with underground and surface gold mining;
•the occurrence of labor disruptions related to industrial action or health and safety incidents;
•power cost increases as well as power stoppages, fluctuations and usage constraints;
•supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;
•our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions;
•our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities;
•potential liabilities related to occupational health diseases;
•changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights;
•our ability to protect our information technology and communication systems and the personal data we retain;
•risks related to the failure of internal controls;
•the outcome of pending or future litigation or regulatory proceedings;
•fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies;
•the adequacy of the Group’s insurance coverage;
•any further downgrade of South Africa's credit rating; and
•socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
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
Selected Historical Consolidated Financial Data
We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, presented in the functional currency of the Company, being South African Rand. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and have been extracted from the more detailed information and financial statements prepared in accordance with IFRS. The financial data as at June 30, 2021 and 2020 and for each of the years in the three-year period ended June 30, 2021 should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements set forth beginning on page F-1. Financial data as at June 30, 2019, 2018 and 2017 and for the years ended June 30, 2018 and 2017 have been derived from our consolidated financial statements, which are not included in this document.
On July 1, 2019, IFRS 16 Leases became effective. See note 28 "Leases" in our consolidated financial statements beginning on page F-1.

	Fiscal year ended June 30,
	2021[3]	2020	2019	2018	2017
	(Rand in millions, except per share amounts, cash costs per kilogram and ounce and all-in sustaining costs per kilogram and ounce)
Income Statement Data
Revenue	41,733	29,245	26,912	20,452	19,494
(Impairment)/reversal of impairment of assets	(1,124)	—	(3,898)	(5,336)	(1,718)
Operating profit/(loss)	6,450	(358)	(2,538)	(4,660)	(944)
Gain on bargain purchase	303	—	—	—	848
Profit/(loss) from associates	83	94	59	38	(22)
Profit/(loss) before taxation	6,382	(595)	(2,746)	(4,707)	(148)
Taxation	(1,258)	(255)	139	234	510
Net profit/(loss)	5,124	(850)	(2,607)	(4,473)	362
Basic earnings/(loss) per share (SA cents)	842	(164)	(498)	(1,003)	82
Diluted earnings/(loss) per share (SA cents)	825	(166)	(500)	(1,004)	79
Weighted average number of shares used in the computation of basic earnings/(loss) per share	604,285,514	535,336,337	523,808,934	445,896,346	438,443,540
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	616,384,695	547,193,989	533,345,964	465,319,405	459,220,318
Dividends per share (SA cents)[1]	110	—	—	35	100
Other Financial Data
Total cash costs per kilogram of gold (R/kg)[2]	600,592	553,513	439,722	421,260	436,917
Total cash costs per ounce of gold ($/oz)[2]	1,213	1,099	965	1,018	1,000
All-in sustaining costs per kilogram of gold (R/kg)[2]	723,054	651,356	550,005	508,970	516,687
All-in sustaining costs per ounce of gold ($/oz)[2]	1,460	1,293	1,207	1,231	1,182
Balance Sheet Data
Assets
Property, plant and equipment	33,597	29,186	27,749	30,969	30,044
Total assets	48,803	44,692	36,736	39,521	38,883
Net assets	31,214	23,375	22,614	25,382	29,291
Equity and liabilities
Share capital	32,934	32,937	29,551	29,340	28,336
Total equity	31,214	23,375	22,614	25,382	29,291
Borrowings (current and non-current)	3,361	7,718	5,915	5,614	2,133
Other liabilities	14,228	13,599	8,207	8,525	7,459
Total equity and liabilities	48,803	44,692	36,736	39,521	38,883
1    Dividends per share relates to the dividends recorded and paid during the fiscal year.
2    Cash costs per ounce and per kilogram and all-in sustaining costs per ounce and per kilogram are non-GAAP measures. Cash costs per ounce/kilogram and all-in sustaining cost per ounce/kilogram have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce/kilogram and all-in sustaining costs per ounce/kilogram are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar for the US$/ounce measures. Because cash cost per ounce/kilogram and all-in sustaining costs per ounce/kilogram are non-GAAP measures, these measures should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce and per kilogram, all-in sustaining costs and all-in sustaining costs per ounce and per kilogram may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see Item 5:“Operating and Financial Review and Prospects-Costs-Reconciliation of Non-GAAP measures”.
3    During 2021, we acquired AngloGold Ashanti Limited's remaining South African assets, comprising for several operations. The acquisition was effective on 1 October 2020 with the acquired assets and assumed liabilities being recognised on the day and the results of the operations has been included for the nine months ended 30 June 2021. Refer to Item 10:" Additional information-Material contracts-Sale agreement" for further detail.

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and ADSs. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Although we have a formal risk policy framework in place, the maintenance and development of which is undertaken on an ongoing basis so as to help management address systematic categories of risk associated with our business operations, any of these risks could have a material adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial (and have therefore not been included), could also adversely affect our business, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks.
Summary of Risk Factors
Risks Related to Our Industry
1.We are exposed to the impact of any significant decreases in the commodity prices on our production
2.The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
3.The nature of our mining operations presents safety risks
4.Mining companies face strong competition and industry consolidation
5.We are subject to extensive environmental regulations in the countries in which we operate
6.The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
7.Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
8.Laws governing health and safety affect our business and could impose significant costs and burdens
9.Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
10.HIV/AIDS, tuberculosis and other contagious diseases, such as Covid-19, pose risks to us in terms of productivity and costs
11.Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
12.Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition
13.Compliance with emerging climate change regulations could result in significant costs for us, and climate change may present physical risks to our operations
14.Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate

Risks Related to Our Operations and Business
1.Risks associated with pumping water inflows from closed mines adjacent to our operations could adversely affect our operational results
2.Infrastructure constraints and aging infrastructure could adversely affect our operations
3.Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
4.Illegal and artisanal mining, including theft of gold and copper bearing material, and other criminal activity at our operations could pose a threat to the safety of employees, result in damage to property and could expose us to liability
5.Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
6.Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
7.We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
8.The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
9.Our operations are subject to water use licenses, which could impose significant costs
10.The use of contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs
11.The upgrade of an integrated Enterprise Resource Planning (“ERP”) system and Human Resources (“HR”) system could have an adverse effect on our results of operations and financial condition
12.Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
13.Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
14.Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation
15.We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
16.We are subject to the risk of litigation, the causes and costs of which are not always known
Risks Related to Our Corporate and Financing Structure and Strategy
1.Our inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements
2.We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
3.Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet, resulting in impairments
4.Our ability to service our debt will depend on our future financial performance and other factors
5.We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits
6.Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
7.As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
8.We may not pay dividends or make similar payments to our shareholders in the future
9.Uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our borrowing cost

Strategic and Market Risks
1.The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold; a fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require us to curtail or suspend certain operations
2.Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
3.Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
4.Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.
5.Our operations may be negatively impacted by inflation
6.The continued status of South Africa’s credit rating to non-investment grade may have an adverse effect on our ability to secure financing on favorable terms, or at all
7.Investors may face liquidity risk in trading our ordinary shares on the JSE Limited
8.Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares)
9.Global economic conditions could adversely affect the profitability of our operations
10.The risk of unforeseen difficulties, delays or costs in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
Other Regulatory and Legal Risks
1.Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities (national and international)
2.Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
3.Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, negative effects on our reported financial results, and adversely affect our reputation
4.Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
5.US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company
Risks Related to Our Industry
We are exposed to the impact of any significant decreases in the commodity prices on our production
As a rule, we sell our gold and silver at the prevailing market price. In fiscal 2017, however, we started a commodity hedging program. These contracts manage variability of cash flows for up to 20% of the Group’s total production over a two-year period for gold and up to 50% for silver. Our remaining unhedged future production may realize the benefit of any short-term increase in the commodity prices, but is not protected against decreases; if the gold or silver price should decrease significantly, our revenues may be materially adversely affected, which could materially adversely affect our operating results and financial condition.
The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
Our operations have been and may continue to be impacted by the Covid-19 pandemic. The continued spread of Covid-19 could continue to result in serious illness (including incapacity) or death, or quarantine of our employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with Covid-19. As at the end of fiscal 2021, we recorded 3,863 positive Covid-19 cases across our operations, which resulted in 55 deaths with 3,631 recoveries and 177 active cases. Further employee or contractor absences due to Covid-19 could continue to lead to labor shortages or instability and disruptions to our production (including potential temporary cessation) and increased operational costs. Although Covid-19 vaccines are being rolled out globally, including in the regions where we operate, it is too early to determine how effective these vaccines will be. See “Integrated Annual Report for the 20-F 2021 - Social - Harmony's response to Covid-19” on page 107.

Any actions taken by governments or regulators in response to the Covid-19 pandemic have impacted, and could have a further material impact, on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced indefinite border closures, lockdowns, bans on public gatherings, curfews and business shutdowns. Such measures have also limited the availability of air freight, which has in turn increased the costs associated with transporting precious metals.
Our operational costs have increased as a result of the wide-ranging protective measures which we have adopted across our operations, including, among others, screening, testing and contact tracing of our employees, closing our offices, increased spending on infrastructure investment and increased sanitation. Furthermore, the adoption of other measures, such as strict adherence to all government regulations and protocols, the imposition of travel restrictions, establishing a Covid-19 crisis management committee, launching a Covid-19 information portal, working in small work groups to contain infections, mandating social distancing, and required mask wearing, initially interfered, resulting in time delays, and has altered the way our management and employees perform their activities. If further measures are required, this may result in additional costs incurred or interference with management's and/or employees’ productivity.
The continuation of existing measures, the delayed rollout and effectiveness of vaccination programs or the introduction of additional restrictions or any other measures, could result in the inability of our suppliers to deliver components or raw materials on a timely basis and may limit or prevent our management and employees and important third-parties from traveling to, or visiting, our operations. Further, any lockdowns or mandatory business shutdowns could result in further suspensions of our operations, similar to the suspensions described above, and could bring our business to a standstill. The extent to which the Covid-19 pandemic will impact our results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. There have been instances in which governmental restrictions have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been developed and administered.
Our property and business interruption insurance and liability may not cover or be sufficient to fully cover any of our losses resulting from public health emergencies and other events that could disrupt our operations, such as Covid-19. See “— Risks related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims”.
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
The full extent to which Covid-19 will impact our operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of Covid-19 could have a material adverse effect on our business, operating results and financial condition.
The nature of our mining operations presents safety risks
The environmental and industrial risks identified above also present safety risks for our operations and our employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2021 - Social - Safety and health” on pages 99 to 106.
Mining companies face strong competition and industry consolidation
The mining industry is competitive in all of its phases. We compete with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than us. Competition may increase our cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on our financial condition.
Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. Similar consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving our competitors may benefit from greater economies of scale as well as significantly larger and more diversified asset bases than us. In addition, following such transactions certain of our competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that we may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of.
Such developments could have a material adverse effect on our business, operating results and financial condition.

We are subject to extensive environmental regulations in the countries in which we operate
As a gold mining company, we are subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with environmental laws and regulations in South Africa and the Independent State of Papua New Guinea (“PNG”) to continue.
South Africa
In South Africa, the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) and the National Environmental Management Act, 107 of 1998 (“NEMA”), along with various other environmental statutes, regulations and standards regulate the impact of our prospecting and mining operations on the environment. These statutes, regulations and standards are regularly updated, amended and supplemented, imposing additional obligations on mining companies to, among other things, minimize emissions, reduce, re-use and recycle waste and improve the quality of effluent and wastewater discharged from the operations. See Item 4: “Information on the Company – Laws and Regulations pertaining to Environmental Protection - South Africa – NEMA”.
Under the MPRDA, a mining holder remains responsible for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water and the sustainable closure of mining operations until such time as the Minister of Mineral Resources and Energy (“Minister”) issues a closure certificate. Notwithstanding this, the NEMA states that a mining right holder will remain responsible for these obligations even after a closure certificate is issued.
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
The manner in which the amount of the financial provision is calculated may in future be regulated under the Financial Provision Regulations, 2015. Prior to this, the amount of financial provision has been calculated pursuant to the DMRE’s Guideline Document for the Evaluation of the Quantum of Closure-related Financial Provision Provided by a Mine (the “DMRE Guidelines”). The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations. The proposed Financial Provision Regulations, 2015 place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
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
Compliance with these obligations would result in a significant increase in the required financial provision and, consequently has been strongly opposed by the mining industry. In response to this opposition, the Department of Forestry, Fisheries and the Environment (“DFFE”), the competent authority for drafting the Financial Provision Regulations, 2015, undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. In light of this on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended on four occasions. The most recent extension is until June 19, 2022. It is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and we may have to adjust our financial provision.
In addition, we may also face increased environmental costs should other mines in the vicinity fail to meet their obligations related to the pumping or treatment of water.
The adoption of these, or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities, which could have a material adverse effect on our business, operating results and financial condition.
We continue to engage with DFFE and the DMRE regarding matters relating to financial provision including the Financial Provision Regulations, 2015, as well as the adjustment of financial provision in respect of the mining operations. There are concerns about the ambiguity of the provisions and how they can be operationalized with the prescribed transitional time frames, which may result in misinterpretation, mis-application and potential disputes with DFFE any of which could have a material adverse effect on our business, operating results and financial condition. See note 26 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
Other key environmental legislation includes the South African National Water Act, 36 of 1998 (“NWA”), the National Environmental Management: Air Quality Act, 39 of 2004 (the "Air Quality Act"), the National Environmental Management: Waste Act, 59 of 2008, the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”) and the MPRDA. See Item 4: “Information on the Company – Laws and Regulations pertaining to Environmental Protection - South Africa”.

Papua New Guinea
Our PNG operations are subject to the PNG Environment Act 2000 (“PNG Environment Act”). The PNG Environment Act regulates discharges to air, land and water, and sets out the requirements for proponents to obtain an environment permit for the construction and operation of prescribed activities having the potential to cause environmental harm. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. The State of PNG will use the environmental impact statement as the means to assess a project's impacts, in accordance with statutory processes, and decide whether the Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director Conservation and Environment Protection Authority ("CEPA") may grant a Level 3 environment permit for the project.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
A process of legislative review is underway within PNG and a number of environmental matters are under consideration. These include a Mine Closure Policy, which contains requirements for the provision of financial assurance for mine closure and rehabilitation costs, and a Biodiversity Offsets Policy, which anticipates biodiversity offset payments to support biodiversity initiatives. See Item 4: “Information on the Company – Laws and Regulations pertaining to Environmental Protection – Papua New Guinea”.
Our operations and projects in PNG will be affected by changes to PNG environmental laws, and as such we continue to engage with the government of PNG on these matters through the offices of the PNG Chamber of Mines and Petroleum, and directly with CEPA could have a material adverse effect on our business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2021 - Environment - Environmental management and stewardship” on pages 69 to 75 for further discussion on the applicable legislation and our policies on environmental matters.
The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
We have operations in South Africa and PNG. As a result, changes to or instability in the economic or political environment in either of these countries or in neighboring countries could affect an investment in us. These risks could include terrorism, civil unrest, nationalization, political instability, change in legislative, regulatory or fiscal frameworks, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks. The impact of Covid-19 may heighten social tensions and demands, as individuals look to the mining industry for job creation opportunities and other resources and benefits.
In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalization of the South African Reserve Bank (“SARB”). Since the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalize the SARB, which have created uncertainty around this issue. Although the most recent statements of the African National Congress (“ANC”) suggest that nationalizing the SARB is still part of their policy, it appears that the nationalization process has been put on hold. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by any nationalization process, whether or not completed, may create issues with the movement of funds into or out of South Africa and impact the general business environment in South Africa, including businesses such as ours. Any such negative impact on the South African economy may adversely affect our business, operating results and financial condition.
In PNG, the government of Prime Minister, James Marape, has advocated a policy of "Take Back PNG", including a review and restructuring of resource laws intended to increase the PNG Government’s share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by State-owned enterprises.
It is difficult to predict the future political, social and economic environment in these countries, or any other country in which we operate, and the impact government decisions may have on our business, results of operations and our financial condition.

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
•rock bursts;
•seismic events;
•underground fires;
•cave-ins or fall-of-ground;
•discharges of gases and toxic chemicals;
•release of radioactive hazards;
•flooding;
•mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);
•processing plant fire and explosion;
•critical equipment failures;
•accidents and fatalities; and
•other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
Hazards associated with opencast mining (also known as open-pit mining) include:
•flooding of the open-pit;
•collapse of open-pit walls or slope failures;
•processing plant fire and explosion;
•accidents associated with operating large open-pit and rock transportation equipment;
•accidents associated with preparing and igniting of large-scale open-pit blasting operations; and
•major equipment failures.
Hazards associated with construction and operation of waste rock dumps and tailings storage facilities include:
•accidents associated with operating a waste dump and rock transportation;
•production disruptions caused by natural phenomena, such as floods and droughts and weather conditions, potentially exacerbated by climate change;
•dam, wall or slope failures; and
•contamination of ground or surface water.
We are at risk from any or all of these environmental and industrial hazards. In addition, the nature of our mining operations presents safety risks. Our operations are subject to health and safety regulations, which could impose additional costs and compliance requirements. We may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws. Any legislative changes relating to financial provisions could add to the costs. The occurrence of any of these events could delay production, increase cash costs and result in financial liability to us, which, in turn, may adversely affect our results of operations and our financial condition
Laws governing health and safety affect our business and could impose significant costs and burdens
In South Africa, the Mine Health and Safety Act, 29 of 1996 (“MHSA”) requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment and personal protective equipment. Further, pursuant to the MHSA we must ensure compliance with various licenses, permissions or consents that have been issued to it pursuant to the various provisions of applicable legislation.
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other applicable legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which we operate, the regulatory authority also issues closure notices for the operation or parts thereof, following the occurrence of an injury or death threat. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition. See Item 4: “Information on the Company – Health and Safety – South Africa”.

Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in us incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations or standards, which could also have a material adverse effect on our business, operating results and financial condition.
In PNG, the safety of employees, contractors and third parties at our mining operations is regulated by the PNG Mining (Safety) Act 1977 (“PNG Mining (Safety) Act”) and the Regulations issued thereunder. Pursuant to section 6(1)(e)(i) of the PNG Mining (Safety) Act, an inspector has the power to order the cessation of operations on any part of a mine for such (unlimited) time as he or she considers may be necessary to satisfy the safety provisions of the Act. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during and following the cessation.
The mining regime in PNG is currently the subject of comprehensive ongoing review, including the PNG Mining (Safety) Act and Regulations. In June 2021, the PNG Government released a draft Mine & Works (Safety and Health) Bill 2021 for comment by the PNG Chamber of Mines and Petroleum and other interested parties. The Bill contains a number of provisions which, if enacted in their present form, will repeal and replace the PNG Mining (Safety) Act and could have a material adverse effect on our operations and projects in PNG, and our operating results or financial condition. Our operations and projects in PNG may be affected by changes to PNG mining safety regime, and we continue to engage with the PNG Government and relevant regulators on these matters through the offices of the PNG Chamber of Mines and Petroleum, and directly with the PNG Mineral Resources Authority (“MRA”) and the PNG Chief Inspector of Mines. See Item 4: “Information on the Company – Health and Safety – Papua New Guinea”.
Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 93% among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment, which may be exacerbated by the Covid-19 pandemic, can lead to communities and unions working together to create instability in and around mining operations. See “—The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition” - above.
In October 2018, we concluded a three-year wage agreement with unions representing the majority of our South African employees. This agreement was extended to all employees irrespective of union affiliation. We have experienced a relatively peaceful labor environment since the conclusion and implementation of this wage agreement. On September 16, 2021, Harmony announced the acceptance of another three-year wage agreement by the unions, effective from July 1, 2021. The negotiations were concluded in a peaceful manner. However we are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company - Business Overview - Regulation - Labor Relations”, “Integrated Annual Report for the 20-F 2021 - Social - Caring for our workforce” on pages 114 to 120. South African employment law sets out minimum terms and conditions of employment for employees although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2021 - Material issues” on page 26.
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
In PNG, the workforce in our mining operations is not significantly unionized. However, operations are subject to disruption as a result of actions taken by landowners and occupants of the land within the area of impact of such operations, including the blockading of access routes to the operations. These disruptions generally arise as a result of grievances with regard to the non-distribution by the PNG Government to local communities of mine-derived royalties and other benefits, or in relation to the participation of local businesses in the provision of goods and services to the operations.
In the event that we experience industrial relations related interruptions at any of our operations or in other industries that impact our operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on our business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, mining conditions can deteriorate during extended periods without production, such as during and after strikes; lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect our mines’ operating life, which could have a material adverse effect on our business, operating results and financial condition.
HIV/AIDS, tuberculosis and other contagious diseases, such as Covid-19, pose risks to us in terms of productivity and costs
The prevalence of HIV/AIDS and other contagious diseases, including Covid-19, in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs.

The continued spread of Covid-19 could result in serious illness (including incapacity) or quarantine of our employees and contractors, which may be exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, may worsen the outcomes among the individuals infected with Covid-19.
In PNG, the identification of a positive Covid-19 case at our Hidden Valley mine resulted in the quarantine lockdown of the Hidden Valley mine site and the implementation of a revised roster for our workforce to enable the continuation of site operations. In line with directives issued by the Controller under the PNG National Pandemic Act 2020, we implemented a set of risk-based safety measures designed to enable the safe continuation of operations, including the management of the international and local/regional travel of our workforce, the establishment of three “entry point center” quarantine facilities to manage the safe change-over of rostered staff, the implementation of rigorous screening and testing programs, the provision of personal protective equipment, and the submission of data collected during screening and testing to the relevant authorities.
The continuation of existing measures, or the introduction of additional travel-related restrictions, could result in the inability of our suppliers to deliver components or raw materials on a timely basis and may limit or prevent our management and employees and important third-parties from traveling to, or visiting, our operations. Further, any lock-downs or mandatory business shutdowns could result in a suspension of our operations and could bring our business to a standstill. The full extent to which Covid-19 impacts our operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted.
Any disruption to production or increased operational costs as a result of the spread of contagious diseases, such as Covid-19, HIV/AIDS or tuberculosis, could have a material adverse effect on our business, operating results and financial condition. See “Integrated Annual Report for the 20-F 2021 - Social - Safety and health" on pages 99 to 106 and " - Employee wellness and healthcare" on pages 108 to 113.
Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
Our operations in South Africa and PNG are subject to legislation regulating mineral rights. Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of those stakeholders may therefore have an impact on our ability to develop or operate our mining interests.
South Africa
In South Africa, we are governed by the MPRDA. See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - MPRDA” for a description of the principal objectives set out in the MPRDA.
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
On June 21, 2013, the Minister of Mineral Resources and Energy (“Minister”) introduced the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”) into Parliament. The South African Department of Mineral Resources (as it then was known, but now is referred to as the Department of Mineral Resources and Energy (“DMRE”)) briefed the National Assembly’s Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the National Council of Provinces (“NCOP”) on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly has referred the MPRDA Bill to the NCOP where the Select Committee has received comments on the draft legislation. The chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation. On February 16, 2018, the President of South Africa, Cyril Ramaphosa, announced that the MPRDA Bill was at an advanced stage in Parliament. However, in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. The South African Cabinet has subsequently supported its withdrawal. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister’s and Cabinet’s support for its withdrawal.
There is a large degree of uncertainty regarding the changes that will be brought about should the MPRDA Bill be revived and made law. Among other things, the MPRDA Bill provides that applicants will no longer be able to rely on the “first come, first served” principle when submitting an application for a right, it seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister broad discretionary powers to prescribe the levels of minerals required to be offered to domestic beneficiators for beneficiation. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.

Regulations under the MPRDA
On March 27, 2020 the Minister published for implementation amendments to the regulations promulgated pursuant to the MPRDA in 2004 (the “MPRDA Regulations” and as amended the “Amended Regulations”). The Amended Regulations include the following notable changes:
•Mining right applicants must “meaningfully consult” with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the Environmental Impact Assessment Regulations, 2014 (the “EIA Regulations”). The office of the Regional Manager is permitted to participate as an observer in these processes.
•Mining right holders must, pursuant to their social and labor plans (“SLPs”), contribute to the socio-economic development in the areas in which they operate and labor sending areas (i.e., a local municipality from which a majority of mine workers are from time to time permanently resident). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.
•Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated pursuant to NEMA, the EIA Regulations and the Financial Provision Regulations, 2015. It is anticipated that the Financial Provision Regulations, 2015 will be replaced by a revised regulations following further engagement with the mining industry.
•The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods intend to hold the parties accountable and to ensure that appeals are resolved in a timely manner.
Mining Charter
On September 27, 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Mining Charter III”), on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines for the Broad Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Implementation Guidelines”) published on the same date. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") and the amended Charter gazetted in September 2010 (the “Amended Charter”). Mining Charter III imposes new obligations and increased participation by HSDAs in relation to a mining company’s ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was due on or before March 31, 2020, although on April 11, 2020, the Minister gazetted directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of Covid-19, which extended the date for submission of the first annual report to June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline.
While the ownership requirement for Historically Disadvantaged South Africans (“HDSAs”) in relation to existing mining rights has not increased (provided that we met the 26% requirement under the Amended Charter), we may be required to comply with new HDSA ownership requirements in relation to any renewals, consolidations and transfers of our existing rights and any applications for new mining rights. The increased HDSA requirements in relation to employment equity, procurement of goods and services and enterprise and supplier development may result in additional costs being incurred by us, which could have a material adverse effect on our results of operations and financial condition.
While Mining Charter III was effective from September 27, 2018, many of its provisions are vague and untested despite the publication of the Implementation Guidelines. See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - The Mining Charter”.
On March 26, 2019, the Minerals Council South Africa (previously the Chamber of Mines) (“MCSA”) filed an application for the judicial review and setting aside of certain clauses of Mining Charter III. The MCSA had engaged in ongoing attempts to reach a compromise with the Minister on certain provisions that are problematic for the industry, and which would be detrimental to its sustainability.
The application aligns with the MCSA’s previously stated view that most aspects of Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. In August 2020, the current Minister, Gwede Mantashe, withdrew his notice of appeal to the Supreme Court of Appeal in respect of the declaratory order issued in April 2018 by the High Court of South Africa (Gauteng Division). The declaratory order held that black economic empowerment (“BEE”) ownership transactions should continue to be recognized for regulatory certainty purposes and for the duration of the mining right – even where the BEE partner has sold or transferred part of or all its equity. The MCSA’s judicial review application was heard before a full bench of judges in May 2021. Judgment was handed down on September 21, 2021 setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. It remains to be seen whether the Minister will appeal the judgment.
We cannot guarantee that we will meet all the targets set out by Mining Charter III. Should we breach any obligations in complying with the MPRDA or Mining Charter III, our existing mining rights in South Africa could be suspended or canceled by the Minister in accordance with the provisions of the MPRDA. It may also influence our ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on our results of operations and financial condition.

Papua New Guinea
In PNG, mining is regulated by the PNG Mining Act 1992 (the “PNG Mining Act”). All minerals are owned by the Independent State of Papua New Guinea, which grants rights to explore for or mine such minerals under a concessionary tenement system. Types of tenement include: exploration licence; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.
PNG exploration licences contain a condition that the PNG Government may, at any time prior to the commencement of mining, acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. This condition confers on the PNG Government or its nominee the option to take up a direct equity interest in new mining projects, and the PNG Government has indicated that it intends to exercise its option in full in respect of the Wafi-Golpu project
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. The legislation being reviewed includes the PNG Mining Act, PNG Mining (Safety) Act and applicable regulations. PNG mineral policy and mining-specific sector policies are also being reviewed and drafted, including biodiversity offsets, offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy.
Over that period, various draft revisions of the PNG Mining Act have been circulated for comment, most recently in 2018 and 2020. The most recent draft revisions include an increase in the royalty rate and changes to the terms of the PNG Government’s right to acquire an interest in a mine discovery, the percentage extent of such right, the consideration payable for it, and the contributions to be made pursuant to it. Other proposed revisions include the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “fly-in, fly-out” employment practices, and the introduction of downstream processing obligations. If introduced, and applied to our operations and projects in PNG, the changes will potentially affect those operations and projects and could have a material adverse effect on our business, operating results and financial condition.
In May 2019, James Marape was appointed Prime Minister of PNG following a vote of no confidence in the previous Government. His Government has advocated a policy of "Take Back PNG", including ~~to~~ a review and restructuring of resource laws intended to increase the Government's share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects, and promote direct involvement in mining and exploration by a State-owned entity ("SOE").
On June 26, 2020 the Mining (Amendment) Act 2020 (the “PNG Mining (Amendment) Act”) was enacted, which requires the real-time provision of production and mineral sales data to the MRA. The PNG Mining (Amendment) Act also amended the PNG Mining Act to provide that the State of PNG has the power to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement. Wholly or majority PNG-owned entities then have a statutory priority in applying for a new tenement over the reserved land.
On July 16, 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialization of State Businesses (the “PNG Organic Law”) was tabled for reading in Parliament. The PNG Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to an SOE not subject to the PNG Mining Act or the regulation of the MRA, and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime. The proposed PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it is envisaged will be negotiated by the SOE on a case-by-case basis.
It is presently uncertain if the PNG Organic Law will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to our current operations and projects in PNG. Due to this uncertainty, we are unable to express a view on the likely accounting impact of the changes, save to state that, if the PNG Organic Law is adopted and applied, our operations and projects in PNG will potentially be affected by the changes, which could have a material adverse effect on our business, operating results and financial condition.
Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as Harmony, in particular, face increasing public scrutiny of their activities.
Like other mining companies, we are under pressure to demonstrate that while we seek a satisfactory return on investment for shareholders, other stakeholders including employees, contractors, communities surrounding the operations and the countries in which we operate, also benefit from our commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on our social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations and investor withdrawal. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in environment, social and governance ("ESG") performance by us and others.

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
In PNG, we are required under the PNG Mining Act and PNG Environment Act to pay landowners compensation for any loss or damage sustained by them arising from our exploration or mining activities. In certain prescribed instances, the quantum of these payments is regulated, or otherwise is the subject of negotiation (and determination by a mine warden in the event of disagreement).
In addition, we are required under the PNG Mining Act to enter into a negotiated Memorandum of Agreement (“MOA”) with the State, the affected provincial and local level governments, and affected landowner and other stakeholder organizations regarding the sharing of benefits (e.g. royalties payable to the State) derived from our mining operations and other social performance objectives.
Under the Hidden Valley Mine MOA, which was executed in 2005, an agreed share of the royalties paid by us to the PNG Government in respect of our mining operations is allocated among Morobe Provincial and local level governments and landowner groups. Also, the MOA contains agreed national content, localization and social performance plans, which address various aspects of procurement, business development, employment and training and other community support.
Delays in projects attributable to a lack of community support or community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact our reputation, business, operational results and financial condition. See “Integrated Annual Report for the 20-F 2021 - Material issues" on page 26 and "- Stakeholder engagement” on pages 27 to 29.
Compliance with emerging climate change regulations could result in significant costs for us, and climate change may present physical risks to our operations
Climate change is expected to have financial and operational impacts on the Company. Increased global awareness that greenhouse gases (“GHGs”) contribute to climate change has resulted in legislative mechanisms obliging companies to report GHG emissions and implement measures to reduce GHG emissions and imposing penalties or taxes on GHG emissions. The manner in which these legislative mechanisms will affect the Company are set out in more detail below.
In addition, our operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and [more frequent] extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease, all of which could have a material adverse effect on the Company’s operations, financial condition and reputation.
Reporting GHG Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations require that we register our operations that involve fuel combustion activities associated with mining and quarrying in excess of 10MW(th) as well as certain other activities associated with the mineral industry. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for Monitoring, Reporting and Verification of Greenhouse Gas Emissions by Industry (“Technical Guidelines”) for each of the relevant GHGs and the Intergovernmental Panel on Climate Change (“IPCC”), emission sources by March 31st of each year. The Technical Guidelines are a companion to the South African National GHG Regulations and describe the reporting methodology as specified in the Air Quality Act.
Reduction in GHGs
GHGs are emitted directly by our operations, as well as and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to our operations.
A number of international measures seeking to mitigate or limit GHG emissions have been ratified by South Africa and PNG, including the Paris Agreement, a treaty negotiated at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”), pursuant to which member countries set out the manner and period in which they plan to reduce emissions. This commitment or “nationally-determined contribution” is informed by each member country’s circumstances.
Pursuant to South Africa’s nationally-determined contribution, GHG emissions will peak between 2020 and 2025, plateau from 2025 to 2035 and thereafter decline from 2036 onwards.
PNG’s GHG emissions have historically been negligible. However, according to PNG’s nationally-determined contribution, economic development in PNG will see an increased reliance on fuel. The PNG Government therefore plans to reduce fossil fuel emissions in the electricity generation sector and transition to 100% renewable energy by 2030, provided that funding is available.

The Carbon Tax Act was enacted to assist South Africa in meeting its objectives under its nationally-determined contribution.
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
The tonnage of GHGs in respect of these activities is determined by multiplying GHG emission factors contained in the Schedules to the Carbon Tax Act by the mass of fossil fuels or raw materials used or produced, as the case may be. Until December 31, 2022 the tax rate will be increased annually by the consumer price index (“CPI”) plus 2%. Thereafter, the rate will increase annually by the CPI.
In order to reduce the significant tax that results by multiplying the total tonnage of GHG by R120, the Carbon Tax Act makes provision for various “allowances” which could result in a decrease of the carbon tax payable by up to 95%. These allowances include:
•allowance for fossil fuel combustion;
•allowance for industrial process emissions;
•allowance in respect of fugitive emissions;
•a trade exposure allowance;
•a performance allowance;
•a carbon budget allowance; and
•an offset allowance.
•These allowances reduce the effective carbon tax rate to between R6 and R48 per tonne of GHG.
•Pursuant to section 19 of the Carbon Tax Act, the Minister of Finance must make regulations regarding:
•the sub-sector GHG emissions intensity benchmark required in order to calculate the performance allowance;
•the manner in which the trade exposure allowance must be determined; and
•carbon offsets.
To date, only the carbon offset regulations under the Carbon Tax Act have been promulgated, which set out the eligibility criteria for carbon offset projects, a procedure for taxpayers claiming the carbon offset allowance, and administration of the offset system. The National Treasury published amendments to the carbon offset regulations in March 2021, which among other things stated that the carbon offset regulations were amended to clarify that carbon credits from approved “clean development mechanism” projects issued under national registries will be eligible for carbon offsets. The intensity benchmark regulations and trade exposure regulations are still only in draft form. In respect of carbon budgets, the South African government has undertaken to consult with industry to ensure an “optimal combination” of mitigation actions that strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations. The carbon budgeting system under the Carbon Tax Act and the proposed Climate Change Bill published by DFFE on June 8, 2018 (the “2018 Climate Change Bill”), however, are at odds with one another and will need to be resolved before the 2018 Climate Change Bill is finalized.
The first carbon tax payment for the period from June 1, 2019 to December 31, 2019 was originally due on July 31, 2020, but was extended to October 31, 2020 due to the Covid-19 pandemic. Carbon tax reporting and payment for 2020 was due on July 29, 2021, with details and requirements related to reporting available on the South African Revenue Service’s website.
Our tax liability due to the carbon tax has been provisionally estimated. However, at this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, we have set our internal carbon price (for the South African operations) to match that of the carbon tax. We may also be liable for potential pass-through costs from our suppliers in the short term from increased fuel prices. Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act 91 of 1964, as part of the current South African fuel levy regime. The carbon tax on liquid fuels will be imposed at the fuel source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on our operational expenses.
Currently, the carbon tax poses a relatively low cost to us until December 31, 2022 after which it is anticipated that the “allowances” discussed above will be reduced and the tax will be increased. It is also anticipated that carbon taxes will be imposed on electricity usage generated from fossil fuels. The impact of the carbon tax on us arising from electricity usage after December 31, 2022 is currently unknown but it is anticipated that it may be between R100 million to R500 million per year from fiscal 2023 to fiscal 2030.
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of our cash costs in South Africa. While cost management is clearly a strategic issue for us, of even greater importance is that energy supply be constant and reliable, given the implications of a loss of energy on both production and health and safety. Additional taxes on energy will affect us significantly, as will regulation that may include, among other things, emission measurement and reduction, audit processes and human resource costs.

Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.
Climate Change legislation and policy
As mentioned above, DFFE published the 2018 Climate Change Bill for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa. Following substantial comments, the 2018 Climate Change Bill is being revised. It is unclear when a new draft will be made available.
PNG’s Climate Change and Development Authority is the coordinating entity for climate change related policies and actions across PNG and is the designated National Authority under the UN Framework Convention on Climate Change. The PNG Climate Change (Management) Act 2015 provides the regulatory framework with respect to climate change in PNG. Implementation actions under this policy to date have been very limited, however in January 2021 the PNG Climate Change Fees and Charges came into effect which include taxes on carbon in fuel products and a Green Fee (a departure tax for non-residents leaving PNG). Future implications of the climate change policy on our operations in PNG are still being established and while they are not expected to have significant impact in the near term, there can be no assurance that they will not have a material adverse effect on our business, operating results and financial condition.
See “Integrated Annual Report for the 20-F 2021 - Environment - Environmental management and stewardship," and "- Climate change, energy and emissions management” on pages 69 to 75 and 79 to 82 for disclosure regarding our GHG emissions.
Our financial flexibility could be constrained by the Exchange Control Regulations in the countries in which we operate
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (“CMA”) are subject to exchange controls enforced by SARB. While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, our ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa.
Risks Related to Our Operations and Business
Risks associated with pumping water inflows from closed mines adjacent to our operations could adversely affect our operational results
Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which could adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
In connection with our acquisition in 2018 of AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure (the “Moab Acquisition”), we inherited a two-thirds interest in the Margaret Water Company for all pumping and water related infrastructure at its Margaret Water Shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein (“KOSH”) basin groundwater in order for Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company) (the only other mining company continuing operating) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water.
Flooding in the future resulting from a failure in pumping and water related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition. For instance, we have also conducted assessments at our Doornkop and Kusasalethu operation and the assessments conclude that there is a risk of decant post closure. Due to the interconnectivity, any long term water management solution would have to be a regional solution. Although, we have installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks. There is also a flooding risk at operations assumed as part of our acquisition with effect on October 1, 2020 of the remainder of AngloGold Ashanti Limited’s South African business (the “Mponeng Acquisition”), including the Mponeng mine and Mine Waste Solutions operation ("MWS"), requiring the continuous pumping arrangement with Covalent Water Company (Pty) Limited to stay in place.
Infrastructure constraints and aging infrastructure could adversely affect our operations
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the Company’s business operations and affect capital and operating costs. The infrastructure and services are often provided by third parties whose operational activities are outside the control of the Company.
Interference to the maintenance or provision of infrastructure, including by extreme weather conditions, sabotage or social unrest, could impede our ability to deliver products on time and adversely affect our business, results of operations and financial condition.

Once a shaft or a processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance. Although we have implemented a comprehensive maintenance strategy, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on our operating results and financial condition.
Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
In South Africa, each of our mining operations depends on electrical power generated by the South African state utility, Eskom Limited (“Eskom”), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions as a result of continued poor generation performance and reliability. Eskom reintroduced national rotational power cuts (load shedding) in December 2018. Load shedding rose to stage 4 (the national grid was short of 4,000 MW) in March 2019 and this continued in 2020. Under load shedding, our South African operations are required to reduce power demand which can result in production losses. In December 2019, following breakdowns in Eskom’s generating plants, load shedding rose to stage 6 (the national grid was short of 6,000 MW) and load curtailment was elevated to “essential load requirement”, resulting in our having to stop production and withdrawing people from underground. The situation was remedied the following day, but we lost a full day’s production as a result of this. Load shedding continued throughout 2020. During fiscal 2021, the electricity supply in South Africa had seen more pressure than in previous years, Eskom instituted Stage 2 to Stage 4 load curtailment on multiple occasions. Load curtailment is the program for industrial customers who can manage their load, while load shedding is implemented for other customers. During Stage 2 to Stage 4 we were required to reduce load by 10% to 20% respectively.
Eskom’s inability to fully meet the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. Although Eskom managed to avert calling for reduction to Essential Loads like in 2019, there is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout.
Eskom’s aging infrastructure, its need to replace or upgrade its power generation fleet and its deferral of routine maintenance due to financial constraints, may adversely affect electricity supply in South Africa. A lack of plant availability was a major contributor to increased load curtailment in fiscal 2021. In addition, Eskom’s ability to undertake necessary infrastructure and fleet upgrades, on commercially acceptable terms or otherwise, may be limited by the amount of debt it has outstanding and it is anticipated that more financing and reduction in debt will be required for financial sustainability. Any blackouts or other disruptions to power supply could have a material adverse effect on our business, operating results and financial condition.
Although management has been able to comply with the load shedding and curtailment requirements experienced in our 2021 fiscal year and the first quarter of fiscal 2022 without incurring material production losses (other than losses related to our surface waste rock dump mining volumes), there can be no guarantee that we will be able to comply with such curtailment requirements without incurring material production losses in the future.
In addition to supply constraints, severe weather events, labor unrest in South Africa has before, and may in future, disrupt the supply of coal to power stations operated by Eskom, or the operation of the power stations directly, and result in curtailed supply. For example, in February 2021, Cyclone Eloise caused extensive rainfall which, in turn, led to constraints in the quality and supply of coal, national power constraints and load curtailment.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full-state ownership will be maintained, the unbundling is expected to result in the separation of the Eskom’s generation, transmission and distribution functions into separate entities. The unbundling is currently underway and is expected to be completed by December 2021 for the legal separation of the transmission function, and December 2022 for the generation and distribution functions. Poor reliability of the supply of electricity and an instability in prices and a possible tariff increase above inflation, which are expected to continue through the unbundling process. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.
Eskom tariffs are determined through a consultative multi-year price determination application (“MYPD”) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, the National Energy Regulator of South Africa (“NERSA”), granted Eskom tariff increases of 9.4% (later adding an additional 4.4%) for the period 2019 to 2020, 15.6% for fiscal 2021 and 15% for fiscal 2022. These increases are subject to multiple adjustments and challenge by NERSA, any of which could result in higher tariffs. For instance, in the latest case, NERSA appealed in August 2020 an earlier court ruling requiring R23 billion in revenue to be added to the 2021/2022 increase, and leave to appeal was granted in October 2020. In addition, NERSA also announced the approval of R3.869 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs, applicable from April 2021. The recovery period from the consumer is yet to be determined. On the basis of external economic advice, we are planning for 10% increases in both 2022/2023 and 2023/2024, but there can be no assurance that this will be adequate to meet our obligations under the tariffs as finally approved.
In PNG, power generation and distribution is supplied by the state utility, PNG Power Limited. This utility is severely financially constrained, with aging and poorly maintained infrastructure subject to disruptions in electrical power supply. This capacity is increasing but it is subject to disruptions in electrical power supply. Currently, our mines and projects receive 100% of their daily demand from PNG Power, but have the capacity to self-generate by means of own diesel-generated power when required. The cost of this power will fluctuate with changes in the oil price. Disruptions in electrical power supply or substantial increases in the cost of oil could have a material adverse effect on our business, operating results and financial condition.
Also, see Item 5: “Operating and Financial Review and Prospects - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2021 - Environment - Climate change, energy and emissions management” on pages 79 to 82.

Illegal and artisanal mining, including theft of gold and copper bearing material, and other criminal activity at our operations could pose a threat to the safety of employees, result in damage to property and could expose us to liability
The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to our properties, including by way of pollution, underground fires, operational disruption, project delays or personal injury or death, for which we could potentially be held responsible. Illegal and artisanal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.
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
Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on our financial condition on results of our operations.
Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls.
Our mining operations in South Africa have not been spared the global trend of steel shortages created by the Covid-19 pandemic and mushrooming protests within the steel industry regarding wages Virtually without exception, local major steelmakers and retailers have struggled to meet the rebound in steel demand. The national steel shortages, ascribed to the South African lockdown and protests, are affecting many engineering companies (small and large) in our supply chain network and impacting on the availability of steel-related mining inputs. Our reagent suppliers for sodium cyanide, hydrochloric acid and caustic soda have also been struggling to meet our demands due to similar Covid-19 and protest-related disruptions. There was also a potential shortage of oxygen at our operations during the higher waves of Covid-19 outbreaks which contributed to lower production at our plants.
These shortages and delayed deliveries may also be experienced where industrial action affects our suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with natural disasters such as earthquakes, climate change, extreme weather conditions, governmental controls, industrial action and other factors. A sustained interruption to the supply of any of these consumables would require us to find acceptable substitute suppliers and could require it to pay higher prices for such materials. A sustained interruption might also adversely affect our ability to pursue our development projects.
Any significant increase in the prices of these consumables would increase operating costs and adversely affect profitability, which could adversely affect our results of operations and our financial condition.
Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
We have global insurance policies covering general liability, directors’ and officers’ liability, accidental loss or material damage to our property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results.
We have third-party liability coverage for most potential liabilities, including environmental liabilities. We may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. We also maintain property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, our insurance coverage may not cover the claims against it, including for environmental or industrial accidents, pollution or public health emergencies, data protection and cybersecurity breaches and other events that could disrupt our operations, such as Covid-19, which could have a material adverse effect on our financial condition. See “—Risks related to our industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.”
We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient representation by HDSAs in management positions, may materially impact on our ability to achieve their objectives.

We compete with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating our business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs and women in mining in South Africa, and the global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees. Should we lose any of our key personnel, our business may be harmed and our operational results and financial condition could be adversely affected. See Item 4. “Information on the Company - Business Overview - Regulation - Labor Relations” and “Integrated Annual Report for the 20-F 2021 - Social - Caring for our workforce” on pages 114 to 120.
In PNG, the PNG Government is considering revisions of its local content policy which will severely restrict the utilization of offshore-based “fly-in, fly out” expatriate employees, and prescribe increased levels of participation by locally-owned businesses in the provision of goods and services. If introduced, this will adversely affect our ability in PNG to engage and retain appropriately skilled human resources, and manage the costs of goods and services to our operations. It will also necessitate the application of additional resources to the construction or provision of housing for residential employees, and the recruiting and training of local landowners and landowner businesses.
The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
Our operations are subject to health and safety regulations which could impose significant cost burdens. In South Africa, the MHSA imposes various duties on mines and grants the authorities broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters. Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: PNG Industrial Safety, Health and Welfare Act 1961, PNG Industrial Safety, Health and Welfare Regulations 1965, PNG Mining Act, PNG Mining (Safety) Act), PNG Mining Safety Regulation 1935 (updated in 2006) and PNG Environment Act. In June 2021, the PNG Ministry of Mining released the draft Mine & Works (Safety & Health) Bill 2021 which, if enacted in its present form, will repeal and replace the PNG Mining (Safety) Act.
There is a risk that the cost of providing health services, complying with applicable regulations, including the Compensation for Occupational Injuries and Diseases Act, 130 of 1993 and the Occupational Diseases in Mines and Works Act, 78 of 1973, and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
The Occupational Lung Disease Working Group (“Working Group”), was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals Limited, Anglo American SA, AngloGold Ashanti Limited, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
We have been subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational lung diseases, and could be subject to similar claims in the future. For instance, in May 2016, the South Gauteng High Court certified a class action by current and former mineworkers against gold mining companies in South Africa, including us. The action consists of two classes: the silicosis class and the tuberculosis (“TB”) class. Each class includes mineworkers and dependents whose parents died after contracting silicosis and/or TB while working at the mines. The certification of the class means that the claimants were able to sue the mining companies as a class. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose us to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the class May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018. However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. The settlement was subject to certain conditions, including that an unconditional order of court, sanctioning the settlement agreement to make the settlement agreement an order of court, is obtained from the High Court. Such an order was obtained on July 26, 2019, subject to certain conditions which were subsequently fulfilled, and the settlement became effective on December 10, 2019. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds, with all trustees having been appointed by February 6, 2020. See Item 8: “Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings” and “Integrated Annual Report for the 20-F 2021 - Social - Safety and health” on pages 99 to 106 for further information. See note 27 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
On January 31, 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants.
As a result of the ongoing work of the Working Group and engagements with affected stakeholders since December 31, 2016, we provided for our share of the estimated cost in relation to the Working Group of a settlement of the class action claims and related costs. At June 30, 2021 the provision in our statement of financial position was R854 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates.See note 27 “Other provisions – Provisions for Silicosis Settlement” to our consolidated financial statements set forth beginning on page F-1.

If we or any of our subsidiaries were to face a significant number of additional such claims and the claims were suitably established against it, the payments of compensation to the claimants could have a material adverse effect on our results of operations and financial condition. In addition, we may incur significant additional costs, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any), and expenditures arising out of our efforts to resolve any such claims or other potential actions.
Our operations are subject to water use licenses, which could impose significant costs
Under the NWA a person may only undertake a “water use” subject to a water use license (and the conditions contained therein) issued under the NWA, a general authorization issued by the Minister of Water and Sanitation or in terms of a prior existing water use, such as a water permit issued under the NWA’s predecessor, Water Act, 54 of 1954 (“Water Act”). Persons undertaking water use under a general authorization or prior existing water use are required to register this use with the Department of Water and Sanitation (“DWS”) and are required to comply with the conditions contained in the published general authorization or any conditions contained in any prior existing water use (to the extent there are any).
Our South African operations are predominantly regulated under water permits issued pursuant to the Water Act, with some having been converted to water use licenses under the NWA. Notwithstanding this, the South African operations have elected to convert all prior existing water uses into water use licenses under the NWA to ensure these operations are carried out in accordance with current best practice and water quality standards. Submissions were made as early as 2003 and we have been working closely with the regional directors in the review process.
Some operations have received draft licenses for review and comment before finalization by the regional directors at the DWS. Kusasalethu and Kalgold received their final water use licenses. These licenses, however, contain conditions that are impossible to meet and, as a result, we have applied to amend the relevant conditions.
In future, when new water licenses are issued, we may need to implement alternate water management measures that may require significant cost implication for our business. We intend to work collaboratively with the regional departments and catchment management agencies (which are aimed decentralizing water management and facilitating inclusive stewardship of water resources) to reach a sustainable outcome for both us and the water resource/environment.
Failing to comply with the conditions of a water use license may result in the competent authority issuing a compliance notice or directive to us instructing it to take measures to correct the non-compliance and, in some instances, to cease operations pending the resolution of the non-compliance. In addition, failing to comply with a water use license is an offense that may result in prosecution. If we are successfully prosecuted, the court may impose fines, damages, director and employee liability and imprisonment.
Any of these could have a material effect on our business, operating results and financial condition.
In addition to the licensing requirements mentioned above, the NWA imposes a duty of care on us to take reasonable measures to prevent pollution or contamination of water resources. The nature and extent of the reasonable measures will depend on the circumstances of each case. If we fail to implement the measures required of it, a directive may be issued by the competent authority instructing us to implement certain measures within a prescribed period. Failing to comply with a directive is an offense and may result in prosecution and the penalties contemplated above. In addition, the competent authority could implement the necessary measures using its own methods and resources, and thereafter and recoup the costs from us.
There is a possibility of the South African National Treasury and Department of Water and Sanitation instituting an environmental levy for the management of acid mine drainage (“AMD”) in future. AMD is a common occurrence on the gold mines of the Witwatersrand Basin. AMD is caused by the exposure of sulfide-rich ore to oxygen and water during the processes of mining, crushing, mineral recovery, and storage of the various waste streams. Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of AMD at any of our mines could affect our ability to comply with our water use license requirements.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations and we are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. This liability is discussed in more details in Item 4: “Regulation - Law and Regulations Pertaining to Environmental Protections in South Africa - NEMA”.
In PNG, the issue of separate "waste discharge" and "water extraction" (water use) permits has now been abolished and, following the conclusion of the assessment process for a project, a single environment permit is now issued by the Managing Director of CEPA. Environment permit will include provisions for both water extraction and waste discharge. An annual administration fee is payable for this permit.
See “Integrated Annual Report for the 20-F 2021 - Environment - Water use ” on pages 82 to 85.
The use of contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs
We use contractors at certain of our operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and we do not own all of the mining equipment.
Our operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the our results of operations and financial condition.

In addition, our reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect our reputation, results of operations and financial condition, and may result in the us incurring liability to third parties due to the actions of contractors, which could have a material adverse effect on our business, operating results and financial condition.
The upgrade of our integrated ERP system and HR system could have an adverse effect on our results of operations and financial condition
The upgrade and operation of our ERP system and HR system are inherently high-risk initiatives due to the potential for cost and time overruns. In addition, if we experience difficulties with the upgrade and operation of the system, the company’s ability to report and manage technical and financial information could be compromised, which could have an adverse effect on the company’s results of operations and financial condition. We are currently in the project execution phase, with go-live planned towards the end of the 2021 calendar year.
Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in our deposits and stockpiles. They represent the amount of metals that we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”) and the SEC’s Industry Guide 7. Calculations of our mineral reserves are based on estimates of:
•future cash costs;
•future commodity prices;
•future currency exchange rates; and
•metallurgical and mining recovery rates.
These factors, which significantly impact mineral reserve estimates, are beyond our control. As a result, reserve estimates in this annual report should not be interpreted as assurances of the economic life of our gold and other precious metal deposits or the future profitability of operations.
Since these mineral reserves are estimates based on assumptions related to factors detailed above, should there be changes to any of these assumptions, we may in future need to revise these estimates. In particular, if our cash operating and production costs increase or the gold price decreases, recovering a portion of our mineral reserves may become uneconomical. This will lead, in turn, to a reduction in estimated reserves. Any reduction in our mineral reserves estimate could materially adversely affect our business, operating results and financial condition.
Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
Our operations have limited proved and probable reserves, and exploration and discovery of new resources and reserves are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves risks including those related to:
•locating orebodies;
•geological nature of the orebodies;
•identifying the metallurgical properties of orebodies;
•estimating the economic feasibility of mining orebodies;
•developing appropriate metallurgical processes;
•obtaining necessary governmental permits; and
•constructing mining and processing facilities at any site chosen for mining.
Our exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in resources or proved and probable reserves. To access additional resources and reserves, We will need to complete development projects successfully, including extensions to existing mines and, possibly, establishing new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. We typically use feasibility studies to determine whether to undertake significant development projects. These studies often require substantial expenditure. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
•future gold and other metal prices;
•anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•anticipated recovery rates of gold and other metals from the ore; and
•anticipated total costs of the project, including capital expenditure and cash costs.

All projects are subject to project study risk. There is no certainty or guarantee that a feasibility study, if undertaken, will be successfully concluded or that the project the subject of the study will satisfy our economic, technical, risk and other criteria in order to progress that project to development.
A failure in our ability to discover new resources and reserves, enhance existing resources and reserves or develop new operations in sufficient quantities to maintain or grow the current level of our resources and reserves could negatively affect our results, financial condition and prospects.
Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes us to certain risks, including the failure of a tailings dam due to events such as high rainfall, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of our tailings storage facilities could lead to the loss of human life and extensive property and environmental damage.
We maintain measures to manage our dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, our Code of Practice and undertakes routine reviews by independent consulting companies. Although we have a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings dams or that such potential failure will be detected in advance. In addition, although we generally require our partners to maintain such systems, we cannot guarantee that our partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.
The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against us or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the dam failure in Brazil in 2015 and 2019, and Canada in 2014 (neither of which are associated with us) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where we operate, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal, the licensing process of projects and operations, the imposition of significant financial assurance requirements, and increased criminal and civil liability for companies, officers and contractors.
Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on our business, operating results and financial condition. More information about our management of tailings and waste generally may be found at https://www.harmony.co.za/responsibility/environment/tailings-management.
See “Integrated Annual Report for the 20-F 2021 - Environment - Tailings and waste management ” on pages 86 to 88.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu, Mponeng, MWS and Moab Khotsong, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMRE and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for any possible obligations or liabilities, which could be material and have an adverse impact on our financial condition.
See “—Risks related to our industry - We are subject to extensive environmental regulations in the countries in which we operate”.
We are implementing the following steps to ensure that funds are available to top up our financial provision, if necessary:
•facilitating concurrent rehabilitation;
•re-purposing infrastructure; and
•accelerated mine closure rehabilitation where operations have reached the end of its geological life.
Should the regulator require the financial provision regulations be implemented in 2021/2022 and/or should the financial provision regulations, as they may be amended, remain onerous, MCSA has indicated that it will exercise its legal options on these regulations on behalf of the mining industry.
Currently, no provision for any potential liability has been made in our financial statements under the Financial Provision Regulations, 2015. If provision needs to be made, and is substantial, this could have a material adverse effect on our results of operations and financial condition.

See “Integrated Annual Report for the 20-F 2021 - Environment - Environmental management and stewardship " on pages 69 to 75.
We are subject to the risk of litigation, the causes and costs of which are not always known
We are subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, climate change and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.
In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.
We are subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R854 million has been recognized at June 30, 2021, for our potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on our financial position. For further information, see Item 8: “Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings” and “Integrated Annual Report for the 20-F 2021 - Social - Employee wellness and healthcare” on pages 108 to 113 for further information. See note 27 “Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other occupational health diseases will be filed against us in the future. We will defend all and any subsequent claims as filed on their merits. Should we be unsuccessful in defending any such claims, or in otherwise favorably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on our financial position, which could be material.
In PNG, it is proposed to utilize deep sea tailings placement (“DSTP”) as the tailings disposal method for the Wafi-Golpu project, which disposal method is envisaged by the environment permit issued for the project. The issuance of the permit is currently the subject of a judicial review applied for by the Governor of the Morobe Province in PNG, who has expressed his opposition to DSTP. Accordingly, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which could have a material adverse impact on the Wafi-Golpu project.
Should we be unable to resolve disputes favorably or to enforce our rights, this may have a material adverse impact on our financial performance, cash flow and results of operations.
Risks Related to Our Corporate and Financing Structure
Our inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We have invested in resources to facilitate the documentation and assessment of our system of disclosure controls and our internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If we were unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of our financial statements and this may have an adverse impact on investors’ abilities to make decisions about their investment in us. See Item 15: “Controls and Procedures”.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 we acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition and with effect on October 1, 2020, acquired the remainder of AngloGold Ashanti Limited’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition.

Acquiring new mining operations or entering into other business combination transactions involves a number of risks including:
•our ability to identify appropriate assets for acquisition and/or to negotiate an acquisition or combination on favorable terms;
•obtaining the financing necessary to complete future acquisitions;
•difficulties in assimilating the operations of the acquired business;
•the changing regulatory environment as it relates to the Mining Charter (as defined below) and the general policy uncertainty in South Africa;
•difficulties in maintaining our financial and strategic focus while integrating the acquired business;
•problems in implementing uniform quality, standards, controls, procedures and policies;
•management capacity, and skills to supplement that capacity, to integrate new assets and operations;
•increasing pressures on existing management to oversee an expanding company; and
•to the extent we acquire mining operations or enter into another business combination transaction outside South Africa, Australia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.
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
In addition, to the extent that we participate in the development of a project through a joint venture or other multi-party commercial structure, there could be disagreements, legal or otherwise or divergent interests or goals among the parties, which could jeopardize the success of the project, particularly if we do not have full management control over the joint venture. There can be no assurance that any joint venture will achieve the results intended and, as such, any joint venture could have a material adverse effect on our revenues, cash and other operating costs. See Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Investing.”
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet, resulting in impairments
We review and test the carrying value of our assets when events or changes in circumstances suggest that this amount may not be recoverable and impairments may be recorded as a result of testing performed.
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
As at June 30, 2021, we had substantial amounts of property, plant and equipment, goodwill and other assets on our consolidated balance sheets. Impairment charges of R1,124 million relating to property, plant and equipment and other assets were recorded in fiscal 2021. If management is required to recognize further impairment charges, this could have a material adverse effect on our results of operations and financial condition. See Item 5: “Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Impairment of Property, Plant and Equipment” and “- Carrying Value of Goodwill.”

Our ability to service our debt will depend on our future financial performance and other factors
Our ability to service our debt and maintain compliance with financial covenants depends on our financial performance, which in turn will be affected by our operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond our control, including any impact related to the Covid-19 pandemic. Various financial and other factors may result in an increase in our indebtedness, which could adversely affect the us in several respects, including:
•limiting our ability to access the capital markets;
•hindering our flexibility to plan for or react to changing market, industry or economic conditions;
•limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses, making it more vulnerable to economic or industry downturns, including interest rate increases;
•increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or
•increasing the risk that it may not meet the financial covenants contained in our debt agreements or timely make all required debt payments.
The occurrence of any of these events could adversely affect our results of operations and our financial condition. See “ – The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.”
Our ability to service our debt also depends on the amount of our indebtedness. In order to fund the Mponeng Acquisition, we completed the a placing pursuant to which it issued new ordinary shares for cash which had the effect of reducing net debt at the end of fiscal 2020. On September 30, 2020, when the purchase price for the Mponeng Acquisition was paid, the net debt level increased again. While the Covid-19 pandemic has resulted in higher gold prices and improved cash flow as a result, it also disrupted operations and may continue to do so, which could impact on our ability to repay our debts. In August 2019 we entered into a US$400 million syndicated term and revolving credit facility, with a three year term, that was extended by a further year after the end of fiscal 2020. At June 30, 2021, US$200 million was drawn against this facility. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing” and “- Outstanding Credit Facilities and Other Borrowings”.
In the near term, we expect to manage our liquidity needs from cash generated by our operations, cash on hand, committed and underutilized facilities, as well as additional funding opportunities. However, if our cost of debt were to increase or if it were to encounter difficulties in obtaining financing in the future, our sources of funding may not match our financing needs, which could have a material adverse effect on our business, operating results and financial condition.
We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits
In recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and our business, operating results and financial condition.
South Africa
In December 2017, during its national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee (“CRC”), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On December 4, 2018, South Africa’s Parliament adopted the CRC’s report dated November 15, 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. On March 13, 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the NCOP and signed by the President, among others. The legislative process to give effect to the proposed Constitutional amendment, has not yet been finalized. The National Assembly re-established the Ad-Hoc Committee tasked with initiating and introducing the legislation required to amend Section 25 of the Constitution in 2020. The Ad-Hoc Committee engaged in a public participation process which consisted of public hearings that took place from December 2019 to the end of February 2020. These public hearings were held in the nine provinces. The Ad-Hoc committee released the report on its findings on the public participation process on 16 April 2021. In a media statement on 16 April 2021, the Ad-Hoc committee advised that it had adopted the report and in a subsequent media statement on 8 September 2021, it advised that both the report and the Bill would be sent to the National Assembly for consideration.
The Draft Constitution Eighteenth Amendment Bill was published for comment at the end of 2019. The aim of the Draft Bill is to amend the Constitution of the Republic of South-Africa, 1996 so as to provide that where land and any improvements thereon are expropriated for the purpose of land reform, the amount of compensation payable may be nil.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (the “Draft Expropriation Bill”) was published for public comment by the South African Minister for Public Works (“Minister for Public Works”), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation Bill, in October 2020, a new draft expropriation bill (the “New Draft Expropriation Bill”) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill is currently being considered by the National Assembly. Should the National Assembly approve the Bill, it will be referred to the NCOP for consideration.
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
The former President, Jacob Zuma, appointed the Davis Tax Committee to look into and review the current South African tax regime, including the mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In December 2016, following a period of public comment, the committee issued its second and final report to the Minister of Finance, which largely reaffirmed the committee’s initial recommendations. The final reports were published in November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Such legislation could, however, have a material adverse effect on our business, results of operations and financial condition.
On July 31, 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefiting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine. Various stakeholders raised issues with the draft bill during the public consultation period. The Taxation Law Amendment Act, 23 of 2020 came into force on January 20, 2021. The amendments proposed in the Bill relating to contract miners and the Minister's discretion to uplift the ring-fencing of capital expenditure per mine were not included in the final Act.
On December 11, 2020, the Minister published the Housing and Living Conditions Standard, which requires us to revise our current housing and living condition plans in terms of its SLPs, which could result in increased costs. See Item 4. "Information on the Company - Business overview - Regulation - Mining rights-South Africa - Housing and Living Standards".
Papua New Guinea
In PNG, taxes on Group companies are governed by the Income Tax Act 1959 and the Goods and Services Tax Act 2003. Under the PNG Mining Act and the Mineral Resources Authority Act 2018, Mining Lease holders must pay royalties to the PNG Government based on production (currently 2%). In addition to the PNG Government’s entitlement to royalties, tenement holders also pay area-based rents and a mineral production levy (0.5% of assessable income derived by a producer of minerals) to the PNG Government agency regulating the PNG Mining Act, the MRA. PNG exploration licenses each contain a condition that the PNG Government may, at any time prior to the commencement of mining, acquire an equitable interest of up to 30% in any mineral discovery arising from the license at a price pro rata to the accumulated exploration expenditure. This condition confers on the PNG Government or its nominee the option to take up a direct equity participation in a mining project. The PNG Government has indicated that it intends to exercise its option in full in respect of the Wafi-Golpu project.
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. Over that period, various draft revisions of the PNG Mining Act have been circulated and submitted to the PNG Chamber of Mines and Petroleum for its comments, most recently in 2018 and 2020. Proposed revisions introduced and applied to our operations and projects in PNG will potentially affect those operations and projects and could have a material adverse effect on our business operating results and financial condition. We, via the PNG Chamber of Mines and Petroleum, have submitted comments on aspects of the review.

In 2014, the PNG Government initiated a review of the tax regime, with a final report issued by the PNG Tax Review Committee in October 2015. Pursuant to the tax regime review, certain adverse changes to the fiscal regime were introduced with effect from January 1, 2017, with the main changes being the introduction of an additional profit tax, the cessation of the double deduction allowance for exploration expenditure, and an increase in the rates of interest withholding and dividend withholding taxes. Further changes, including a capital gains tax, were initially proposed to be introduced from January 1, 2020 and draft legislation has been issued for discussion, however, the PNG Treasury has indicated that no capital gains tax will be introduced before 2022. We, via the PNG Chamber of Mines and Petroleum, have submitted comments on aspects of the draft legislation. Any legislation resulting for such review and any changes to the PNG tax regime could have a material adverse effect on our business, results of operations and financial condition.
Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs or securities exchangeable or exercisable for our ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities from time to time in the future.
As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
We had an employee share plan that came into effect in 2006, under which our shareholders had authorized up to 60,011,669 of the issued share capital to be used for this plan. All options under this plan have either been exercised or lapsed. We have recently approved a Deferred Share Plan as part of our new Total Incentive Plan that came into effect in 2020. Our shareholders have authorized up to 25,000,000 shares of the issued share capital to be used for this plan.
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through these share plans.
We may not pay dividends or make similar payments to our shareholders in the future
Our dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other current or future anticipated cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the “Companies Act”) and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future. It should be noted that there is currently a 20% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders.
In addition, our foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by us.
Uncertainty relating to the nature and timing of the phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our borrowing cost
LIBOR, the London Interbank Offered Rate, is widely used as a reference for setting interest rates on loans globally. We have used LIBOR as a reference rate on our US$400 million syndicated term loan and revolving credit facility, as well as our US$24 million four-year loan. Combined we had R2,909 million (US$208 million) outstanding on these facilities at year-end.
On July 27, 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks or submit LIBOR rates after the end of 2021. It is not currently possible to predict the effect of the FCA announcement, or resulting plans by other regulatory authorities, including any discontinuation or change in the method by which any LIBOR rate is determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate, has been proposed by the Alternative Reference Rate Committee, a committee convened by the US Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace US dollar LIBOR.
Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected, which may adversely affect our business, operating results and financial condition. In August 19, 2019, we and a syndicate of local and international lenders entered into a loan facility agreement, pursuant to which the lenders and we agreed that a new reference rate will be agreed upon by mutual consent. However there is no guarantee that a transition from LIBOR to a new reference rate will not result in market disruptions, and possibly result in increases to our borrowing costs, which could have a material adverse effect on our business, operating results and financial condition. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Strategic and Market Risks
The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold; a fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require us to curtail or suspend certain operations
Substantially all of our revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:
•demand for gold for industrial uses, jewelry and investment;
•international or regional political and economic events and trends;
•strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;
•monetary policies announced or implemented by central banks, including the US Federal Reserve;
•financial market expectations on the rate of inflation;
•changes in the supply of gold from production, divestment, scrap and hedging;
•interest rates;
•speculative activities;
•gold hedging or de-hedging by gold producers;
•actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and
•production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued to do so in fiscal 2021. Covid-19 has resulted, and may continue to result, in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2011 - 2021

	Price per ounce (US$)
Calendar year	High	Low	Average
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,798
There was a notable increase in the price of gold following the outbreak of Covid-19, although this has diminished recently. See “- The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition”. On October 22, 2021, the afternoon fixing price of gold on the London bullion market was US$1 808/oz.
While the price volatility is difficult to predict, if gold prices should fall below our cash cost of production and capital expenditure required to sustain production and remain at these levels for any sustained period, we may record losses and be forced to curtail or suspend some or all of our operations, which could materially adversely affect our business, operating results and financial condition.

In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate reserves. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of our investment in gold mining properties or a reduction in our reserve estimates and corresponding restatements of our reserves and increased amortization, reclamation and closure charges.
Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations, form a relatively large part of the operating costs and capital expenditure of a mining company. We have no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.
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
Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, our revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, we may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange, which we started doing in fiscal 2016 and will continue as long as it is strategically viable. Such hedging strategies may not however be successful, and any of our unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce our Rand revenues and overall net income, which could materially adversely affect our operating results and financial condition. See Item 11: “Quantitative and Qualitative Disclosure about Market Risk”.
Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by the company.
We have historically declared all dividends in South African Rand. As a result, exchange rate movements may have affected the Australian dollar, the PNG Kina and the US dollar value of these dividends, as well as of any other distributions paid by the Depositary to holders of ADSs.
Furthermore, our Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the company’s shareholders at a general meeting. If, and to the extent that, we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, PNG Kina, British pounds or South African Rand will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African Rand in the future, exchange rate movements will continue to affect the Australian dollar, PNG Kina, British pound and US dollar value of these dividends and distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of our securities as expressed in Australian dollars, PNG Kina, British pounds, US dollars and South African Rand will continue to fluctuate in part as a result of foreign exchange fluctuations.
Our operations may be negatively impacted by inflation
Ours operations have been materially affected by inflation. Inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2019, 2020 and 2021, inflation was 4.6%, 4.5% and 2.2%, respectively. However, working costs, in particular electricity costs and wages have increased at a rate higher than inflation in recent years, resulting in significant cost pressures for the mining industry. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Electricity in South Africa - Tariffs”. Should we experience further electricity or wage increases, our business, operating results and financial condition may be adversely impacted.
The inflation rate in PNG ended at 4.7% in fiscal 2019 and at 3.7% in fiscal 2020, while the annualized inflation stood at 4.7% at the end of fiscal 2021.
Our results of operations, profits and financial condition could be adversely affected to the extent that cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.

The continued status of South Africa’s credit rating to non-investment grade may have an adverse effect on our ability to secure financing on favorable terms, or at all
The slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings. At the beginning of fiscal 2019, two of the three international ratings agencies, Standard & Poor’s and Fitch Ratings, rated South Africa’s long-term sovereign credit rating as non-investment grade at BB+, and the third, Moody’s, maintained an investment grade rating on South Africa’s sovereign at Baa3. In July 2019, Fitch Ratings affirmed its BB+ rating, but the outlook was downgraded to negative. In November 2019, Moody’s affirmed its Baa3 rating, but downgraded the outlook to negative. Later that month Standard & Poor’s affirmed its BB rating, but downgraded the outlook to negative. On March 27, 2020, Moody’s downgraded South Africa’s sovereign credit rating to non-investment grade, Ba1, maintaining a negative outlook, citing the unprecedented deterioration in the global economic outlook caused by the rapid spread of Covid-19, which is expected to exacerbate South Africa’s economic and fiscal challenges and will complicate the emergence of effective policy responses. On April 3, 2020, Fitch Ratings downgraded South Africa’s sovereign credit rating to BB-, maintaining a negative outlook. On April 29, 2020 Standard & Poor’s downgraded South Africa’s sovereign credit rating to BB-, albeit with a stable outlook. On November 20, 2020, Moody’s and Fitch downgraded South Africa’s sovereign credit rating further to Ba2 with a negative outlook, and BB- with a negative outlook, respectively. On May 21, 2021, each of S&P and Fitch affirmed their BB- credit ratings.
The continued status of South Africa’s credit rating as non-investment grade and any further downgrading by any of these agencies may adversely affect the South African mining industry and our business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
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
Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares)
Securities laws of certain jurisdictions may restrict our ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or an affiliate. In particular, holders of our securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of us unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available. Securities laws of certain other jurisdictions may also restrict our ability to allow the participation of all holders in such jurisdictions in future issues of securities. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of our securities.
Global economic conditions could adversely affect the profitability of our operations
Our operations and performance depend on global economic conditions. Global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects, and have been further adversely impacted by the Covid-19 pandemic. A global economic downturn may have follow-on effects on our business. These could include:
•key suppliers or contractors becoming insolvent, resulting in a break-down in the supply chain;
•a reduction in the availability of credit which may make it more difficult for us to obtain financing for our operations and capital expenditures or make that financing more costly;
•exposure to the liquidity and insolvency risks of our lenders and customers; or
•the availability of credit being reduced-this may make it more difficult for us to obtain financing for our operations and capital expenditure or make financing more expensive.
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
In addition to the potentially adverse impact on the profitability of our operations, any uncertainty on global economic conditions may also increase volatility or negatively impact the market value of our securities. Any of these events could materially adversely affect our business, operating results and financial condition.

The risk of unforeseen difficulties, delays or costs in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
The successful implementation of our business strategy and projects depends upon many factors, including those outside our control. For example, the successful management of costs will depend on prevailing market prices for input costs. The ability to grow our business will depend on the successful implementation of our existing and proposed projects and continued exploration success, as well as on the availability of attractive acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.
It can take a number of years from the initial feasibility study until development of a project is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of inherent uncertainties in developing and constructing an extension to an existing mine or a new mine, including:
•availability and timing of necessary environmental and governmental permits;
•timing and cost of constructing mining and processing facilities, which can be considerable;
•availability and cost of skilled labor, power, water, fuel, mining equipment and other materials;
•accessibility of transportation and other infrastructure, particularly in remote locations;
•availability and cost of smelting and refining arrangements;
•availability of funds to finance construction and development activities; and
•spot and expected future commodity prices of metals including gold, silver, copper, uranium and molybdenum.
•All of these factors, and others, could result in our actual cash costs, capital expenditures, production and economic returns differing materially from those anticipated by feasibility studies.
We currently maintain a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in the Independent PNG and the Kalgold open pit operation in South Africa.
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 we acquired AngloGold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition and with effect on October 1, 2020, acquired the remainder of AngloGold Ashanti Limited’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. See “— Risks Related to Our Corporate and Financing Structure and Strategy - We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners”. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.
Other Regulatory and Legal Risks
Breaches in our information technology security processes and violations of data protection laws may adversely impact the conduct of our business activities (national and international)
We maintain global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cybercrime and disruptive technologies. our vulnerability to such cyber-attacks could also be increased due to a significant proportion of our employees working remotely during the course of the Covid-19 pandemic. The information security management system, or ISMS, protecting our IT infrastructure and network may not prevent future malicious action, including denial-of-service attacks, or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
The interpretation and application of consumer and data protection laws in South Africa, the United States and elsewhere are ambiguous and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause the company to incur substantial costs or require it to change our business practices in a manner adverse to our business.
South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) became effective on July 1, 2020. All processing of personal information must conform with the POPIA’s provisions within one year after its commencement - organizations have a 12-month period to be POPIA-compliant by July 1, 2021. Failure to comply with POPIA may lead to penalties and fines between R1 million - R10 million and or imprisonment. We may also have insufficient insurance coverage for any data protection breaches, including in relation to POPIA. See “— Risks Related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results an our insurance coverage may prove inadequate to satisfy future claims.”.

On May 25, 2018 the General Data Protection Regulation (“GDPR”) came into force. The GDPR is a European Union- -wide framework for the protection of personal data being processed in, or outside, the European Union, based on certain application criterion. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects cross-border transfer of information and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.
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
Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, negative effects on our reported financial results, and adversely affect our reputation
We operate in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks. Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.
Our Code of Conduct and Behavioral Code, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behavior, including bribery or corruption, nor do they guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.
To the extent that we suffer from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977 under any circumstances, they may lead to investigations and examinations, fines, penalties, imprisonment of officers, litigation, and loss of operating licenses or permits, suspensions of operations, negative effects on our reported financial results and may damage our reputation. Such sanctions could have a material adverse impact on our financial condition and results of operations.
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
•the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
•the judgment is final and conclusive;
•the judgment has not lapsed;
•the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;
•the judgment does not involve the enforcement of a penal or revenue law; and
•the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978, as amended, of the Republic of South Africa.
US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company
We are subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Investors may receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of our peers in the industry. This may have an adverse impact on investors’ abilities to make decisions about their investment in us.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The information set forth under the headings:
•“-About this report” on pages 4 to 5;
•“-Who we are” on page 6;
•“-Business model” on pages 9 to 10;
•“-Creating and sharing value” on pages 11 to 12;
•“-Delivering profitable ounces - Operational performance” on pages 31 to 66; and
•“-Delivering profitable ounces - Exploration and projects” on pages 67 to 68;
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference. Also see note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
In the 2021 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.harmony.co.za.
Recent Developments
Developments since June 30, 2021
•On 24 August 2021, a final dividend of 27 SA cents was declared, paid on 18 October 2021.
•On 16 September 2021, the group concluded a three-year wage agreement with the unions for its South African operations.
B. BUSINESS OVERVIEW
The information set forth under the headings:
•“-About this report” on page 4 to 5;
•"-Business model" on page 9 to 10;
•"-Creating and sharing value " on pages 11 to 12;
•“-Our external operating environment” on pages 20 to 23
•"-Our risks and opportunities on pages 24 to 25
•"-Material issues on page 26;
•"-Stakeholder engagement" on pages 27 to 29;
•“-Social” on pages 98 to 129;
•“-Environment" on pages 69 to 97;
•“-Delivering profitable ounces - Operational performance” on pages 31 to 66; and
•“-Delivering profitable ounces - Exploration and projects” on pages 67 to 68;
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
Covid-19
The national lockdown in South Africa, which began in March 2020 to curb the spread of the coronavirus disease ("Covid-19") and allow the country time in which to prepare for the demands the pandemic would have on its health care system, is still in place. Similar restrictions continue to apply in PNG. Harmony continues with a risk assessment-based Covid-19 prevention strategy which was rolled out across all of its operations before the lockdown was announced. This approach supports management in identifying, evaluating and ranking the hazards associated with any exposures to Covid-19 and potential infections. Management believes that this has allowed Harmony to reduce the probability of an employee contracting Covid-19 and to limit the severity should an employee be infected.
Harmony’s Covid-19 Standard Operating Procedure ("SOP") has been adopted and rolled out, ensuring a safe return to work and work environment for each of its employees. The SOP was informed by guidelines provided by the DMRE, the National Council for Infectious Diseases and the World Health Organization. Requisite staffing, facilities and equipment were put in place to ensure rigorous screening as employees return to work and when at work, as well as to isolate or quarantine employees infected by or exposed to Covid-19, with subsequent testing and treatment. Management adapts the approach continually as more information becomes available and new best practices evolve.

In response to the Covid-19 pandemic, the PNG Government initially declared a State of Emergency (subsequently uplifted) and thereafter enacted the PNG National Pandemic Act 2020 on June 12, 2020. The Act amalgamates existing Acts (e.g., the PNG Public Health Act 1973 and the PNG Quarantine Act 1951) into one overarching piece of legislation to contain and prevent the spread of Covid-19 and other future pandemics. Pursuant to the identification of a positive case in March 2020, Harmony’s Hidden Valley mine in Papua New Guinea was temporarily placed in quarantine lockdown, but continued to operate without interruption by the adoption of strict isolation and quarantine control measures at various entry point centers established near the mine. Protocols have been developed to facilitate the safe movement of personnel to and from site during this period.
The roll-out of vaccine programs globally since November 2020, despite the subsequent discovery of several mutations, or variants, is seen as a positive move to prevent severe disease and hospitalization. Harmony has four accredited mass vaccination sites in South Africa and three in Papua New Guinea, with plans to accredit six more sites in South Africa. Harmony aims to vaccinate 80% of its employees that are willing to be vaccinated by October 2021 and can then assist with the vaccination of employees' families and the communities in which we operate.
The future impact of Covid-19, which depends on the scale, duration and geographic reach of future developments, remains uncertain, including notably the possibility of a recurrence of "multiple waves" of the outbreak and new variants, and forecasting Harmony’s operating outlook has been complicated by the uncertainty relating to the extent of the Covid-19-related restrictions and the rates at which production may resume at Harmony’s operations. For more information on the potential impact of Covid-19 on Harmony’s operations, see Item 3: "Key Information - Risk Factors - Risks relating to our industry - HIV/AIDS, tuberculosis and other contagious diseases, such as Covid-19, pose risks to us in terms of productivity and costs" and "- Risks relating to our industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition."
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2021 amounted to R5,103 million, compared with R3,610 million in fiscal 2020. During fiscal 2021, capital at Hidden Valley accounted for 26% of the total, with Tshepong Operations accounting for 22%, Moab Khotsong for 12% and Mponeng for 10%. During fiscal 2020, capital at Hidden Valley accounted for 28% of the total, with Tshepong Operations accounting for 23%, Moab Khotsong for 14% and Target 1 for 10%.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2021, the capital expenditure was funded from the Company’s cash generated by operations. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R8,029 million for capital expenditures in fiscal 2022. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2022
(R’million)
South Africa
Tshepong operations	1,450
Moab Khotsong[1]	1,339
Mponeng	742
Doornkop	738
Target 1	398
Kusasalethu	270
Joel	242
Bambanani	87
Masimong	59
Mine Waste Solutions	863
Other - surface	381
International
Hidden Valley[2]	1,460
Total operational capital expenditure	8,029
Wafi-Golpu	—
Other international	3
Total capital expenditure	8,032
1    Includes capital expenditure for Zaaiplaats
2    Includes R905 million related to capitalized stripping costs.

Reserves
As at June 30, 2021, we have declared attributable gold equivalent proved and probable reserves of 42.45 million ounces: 24.74 million ounces gold in South Africa and 17.71 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year positive variance in mineral reserves is due to the following reasons:
•normal depletion of 1.3 million ounces; and
•a net increase of 6.04 million ounces in reserves due to the acquisition of Mponeng and AngloGold South African Surface sources.
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
For the reporting of mineral reserves the following parameters were applied:
•a gold price of US$1,500per ounce;
•an exchange rate of R14.51per US dollar;
•the above parameters resulting in a gold price of R700,000/kg for the South African assets;
•the Hidden Valley operation and Wafi-Golpu project used prices of US$1,500/oz gold (“Au”), US$20.70/oz silver (“Ag”), US$10.00/lb molybdenum (“Mo”) and US$3.00/lb copper (“Cu”) at an exchange rate of US$0.72 per A$;
•gold equivalent ounces are calculated assuming a US$1,500/oz Au, US$ 3.00/lb Cu and US$20.70/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2016 feasibility study; and
•“gold equivalent” is computed as the value of the Company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.
In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:
•the database of measured and indicated resource blocks (per operation);
•an assumed gold price which, for this mineral reserve statement, was taken as R700,000 per kilogram (gold price of US$1,500 per ounce and an exchange rate of R14.51 per US dollar);
•planned production rates;
•the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and
•planned cash costs (cost per tonne).
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

Our standard for narrow reef sampling with respect to both proved and probable reserve calculations for underground mining operations in South Africa is generally applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target 1 operation, our standard for sampling with respect to both proved and probable reserves is fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold opencast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.
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
Our mining operations’ reported total proved and probable reserves as of June 30, 2021 are set out below:

	Mineral Reserves statement (Metric) as at June 30, 2021
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Underground
Bambanani	0.6	8.48	5	—	—	—	0.6	8.48	5
Joel	2.6	5.00	13	1.5	4.50	7	4.1	4.82	20
Masimong	0.7	4.37	3	0.03	3.08	0.1	0.8	4.32	3
Target 1	2.9	4.46	13	1.8	3.89	7	4.7	4.24	20
Tshepong Operations	20.0	5.77	116	4.7	4.46	21	24.7	5.53	137
Doornkop	6.0	4.73	29	4.4	4.17	19	10.5	4.49	47
Kusasalethu	1.9	7.51	14	0.3	4.76	1	2.2	7.15	15
Moab Khotsong	2.9	7.77	23	12.3	8.89	109	15.2	8.68	132
Mponeng	1.9	8.72	17	5.8	8.47	49	7.7	8.53	65
Total South Africa Underground	39.6	5.85	232	30.8	6.91	213	70.5	6.31	445

	Mineral Reserves statement (Metric) as at June 30, 2021
Operations Gold	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]	Tons	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
South Africa Surface
Kalgold	6.1	0.93	6	12.5	1.12	14	18.5	1.06	20
Free State Surface-Phoenix	42.6	0.28	12	—	—	—	42.6	0.28	12
St Helena	108.6	0.27	29	—	—	—	108.6	0.27	29
Central Plant	—	—	—	52.0	0.27	14	52.0	0.27	14
WRD and Tailings	—	—	—	571.7	0.22	128	571.7	0.22	128
Vaal River Tailings	—	—	—	190.3	0.29	56	190.3	0.29	56
Mine Waste Solutions	50.0	0.24	12	164.9	0.26	42	214.9	0.25	54
West Wits Tailings	—	—	—	38.2	0.32	12	38.2	0.32	12
Total South Africa Surface	201.1	0.26	53	1,017.0	0.25	252	1,218.1	0.25	305
Total South Africa	246.8		291	1,060.3		479	1,307.1		769
Papua New Guinea[2]
Hidden Valley	3.4	0.95	3	19.9	1.59	32	23.3	1.50	35
Hamata	0.006	1.63	0.01	0.2	1.82	0.4	0.2	1.82	0.5
Golpu	—	—	—	200.0	0.86	171	200.0	0.86	171
Total Papua New Guinea	3.4	0.95	3	220.1	0.92	203	223.5	0.92	206
Total	250.2		294	1,280.4		682	1,530.6		976
1    Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
2     Represents Harmony’s attributable interest of 50%.
    Note: 1 tonne = 1,000 kg = 2,204 lbs.
In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,500/oz for gold, US$3.00/lb copper and US$20,70/oz for silver with 100% recovery for all metals.
Gold Equivalents 2

Silver	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Hidden Valley	3.4	1	19.9	7	23.3	8

Copper	Proved reserves		Probable reserves		Total reserves
	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents	Tonnes	Gold Equivalents
	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)	(millions)	(kg)[1] (000)
Golpu	—	—	200.0	336	200.0	336
Total Gold Equivalents	3.4	1	219.9	344	223.3	345
Total Harmony including gold equivalents	250.2	295	1,280.4	1,026	1,530.6	1,320
In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$20.70/oz for silver, US$3.00/lb for copper, and molybdenum at US$10.00/lb.

Papua New Guinea: Other2

Silver	Proved Reserves			Probable Reserves			Total Reserves
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)	(millions)	(g/t)	(000 kg)
Hidden Valley	3.4	17.31	59	19.9	27.18	540	23.3	25.75	599

	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1	Tonnes	Grade	Cu1
Copper	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)	(millions)	(%)	(000 t)
Golpu[2]	—	—	—	200.0	1.20	2,450	200.0	1.20	2,450
South Africa: Other

	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]	Tonnes	Grade	U308[2]
Uranium	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)	(millions)	(kg/t)	(Mkg)
Moab Khotsong Underground (Incl Zaaiplaats)	—	—	—	15.2	0.25	4	15.2	0.25	4
1    Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
2    Represents Harmony’s attributable interest of 50%.
    Note: 1 tonne = 1,000 kg = 2,204 lbs.
Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

Operations gold	Underground Operations		Surface and Massive Mining
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(cmg/t)	(R/Tonne)	(g/t)	(R/Tonne)
South Africa Underground
Bambanani	2,602	5,399	—	—
Joel	915	2,820	—	—
Masimong	1,021	2,827	—	—
Phakisa	790	3,378	—	—
Target 1	—	—	3.49	2,324
Tshepong	650	3,111	—	—
Doornkop	739	2,619	—	—
Kusasalethu	1,100	4,134	—	—
Moab Khotsong	1,801	4,471	—	—
Mponeng	971	4,327
South Africa Surface
Kalgold	—	—	0.58	560
Free State Surface	—	—	0.15	48
	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.65	34.08
Hamata	—	—	0.65	34.08
Golpu	0.3	26	—	—

Operations silver and copper	Underground Operations		Surface and Massive Mining

	Cut-off grade	Cut-off cost	Cut-off grade	Cut-off cost
	(%Cu)	(A$/Tonne)	(g/t)	(A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.65	44.18
COPPER
Papua New Guinea
Golpu	0.3	26	—	—
Notes on Cut-off:
1)Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).
2)All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).
Notes on Cut-off cost:
1)Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.
Notes on Copper:
1)Cut-off is stated in % Cu.
Notes on Golpu:
1)Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

The plant recovery factors for our operations and projects are stated below:

Plant Recovery Factor (%)
Gold
Operations
South Africa Undergound
Bambanani	96
Joel	95
Masimong	95
Target 1	95
Tshepong Operations	95
Doornkop	96
Kusasalethu	95
Moab Khotsong	97
Mponeng	98

South Africa Surface
Kalgold	86
Free State Surface - Phoenix	45
St Helena	45
Central Plant	52
WRD and Tailings	51

Papua New Guinea
Hidden Valley	88
Hamata	88
Golpu	61

Silver
Papua New Guinea
Hidden Valley	61

Copper
Papua New Guinea
Golpu	92

Worldwide Operations
The following is a map of our worldwide operations.

Harmony – South Africa

0
50
100
Kilometres
Projection: UTM Zone 36,
Southern Hemisphere (WGS 84)
N
AFRICA
Botswana
Namibia
Johannesburg
Klerksdorp
Bloemfontein
SOUTH AFRICA
Harmony South Africa
1 West Rand operations
2 Free State operations
3 Klerksdorp goldfield
4 Kraaipan Greenstone Belt
Towns/Cities
KRAAIPAN
GREENSTONE
BELT
Mahikeng
NORTH WEST
PROVINCE
GAUTENG
Johannesburg
Randfontein
Carletonville
Springs
Devon
Dome
WITWATERSRAND BASIN
Klerksdorp
Vredefort
Dome
HOMESTEAD FAULT
DE BRON
FAULT
Kroonstad
Welkom
Virginia
FREE STATE
26°
28°
26°
27°

LEGEND

- Exposed Central Rand Group
- Covered Central Rand Group
- Exposed West Rand Group
- Covered West Rand Group
- Dominion Group
- Exposed Granitoid Basement
- Major faults

West Rand operations

		Latitude	Longitude
1	Doornkop	26°13'03.36"S	27°47'26.55"E
2	Kusasalethu	26°27'16.23"S	27°21'32.91"E
3	Mponeng	26°26'15.60"S	27°25'41.24"E

Klerksdorp goldfield

		Latitude	Longitude
4	Moab Khotsong	26°59'12.7"S	26°48'03.3"E
16	Exploration Target North		
	MAL21A	27°40'58.29"S	26°36'11.95"E
	MAL22	27°40'43.75"S	26°36'12.49"E

Free State operations

		Latitude	Longitude
5	Target 1	27°45'42.59"S	26°38'24.92"E
6	Target 3*	27°49'42.93"S	26°38'29.27"E
7	Tshepong operations**	27°51'56.45"S	26°42'45.15"E
8	Bambanani	28°2'28.24"S	26°48'9.13"E
9	Masimong	27°58'23.93"S	26°52'39.41"E
10	Joel	28°16'17.19"S	26°48'57.97"E

Surface sources

Kraaipan Greenstone Belt

		Latitude	Longitude
11	Kalgold	26°10'12.85"S	25°14'02.70"E

MWS Klerksdorp

		Latitude	Longitude
12	MWS Plant	26°50'10.50"S	26°47'50.41"E
13	Kareerand	26°53'21.49"S	26°53'21.24"E

Free State

		Latitude	Longitude
14	Saaiplaas Plant	28°2'6.64"S	26°52'4.02"E
15	Central Plant	28°3'36.57"S	26°53'14.18"E

* *Care and maintenance*

** *Tshepong Operations includes Tshepong and Phakisa sections combined*

Geology
The major portion of our South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongated structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a six-kilometer thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units. The majority of production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below the surface in three of the seven defined goldfields of the Witwatersrand Basin.
Our Papua New Guinean gold production is derived exclusively from our Hidden Valley operation in the Morobe Province of PNG. The Hidden Valley deposit comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield. In the mine area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. Gold and silver mineralization is contained within carbonate-adularia-quartz sulphide veins, which occur typically as steeply to moderately dipping sheeted vein swarms associated with an underlying thrust fault within the host rocks.
Our Wafi-Golpu project (also in the Morobe Province of PNG) encompasses the Wafi epithermal gold and the Nambonga and Golpu copper-gold deposits. The Wafi gold deposit is hosted in sedimentary/volcaniclastic rocks of the Owen Stanley Formation adjacent to the Wafi Diatreme. Gold mineralization occurs associated with an extensive zone of pervasive high-sulphidation epithermal alteration distributed around the margin of the Wafi Diatreme. The Nambonga deposit is a mineralized gold-copper quartz vein array and is located approximately one kilometer north of the Golpu deposit. The Golpu deposit is a porphyry (diorite) copper-gold deposit, located about one kilometer northeast of the Wafi deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo with associated mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.
Our Kili Teke deposit is an advanced exploration proposition located in the Hela Province of PNG. The Kili Teke deposit comprises porphyry style copper-gold mineralization hosted in a multiphase calc-alkaline dioritic to monzonitic intrusive complex. Host rocks comprise interbedded siliciclastics and limestone of the Papuan Fold Belt. Uranium-lead zircon age dating approximates Pliocene age dates of 3.5 Ma for emplacement of the mineralized porphyry phases. Late-mineral porphyry phases have been identified in the drilling and impact grade continuity within the deposit, where they intrude and stope out the earlier more mineralized phases. Overall the geometry of the deposit reflects a relatively steeply plunging, pipe like body, with mineralization decreasing away from the central high grade stockwork zones of copper gold mineralization. Intense marbleization and copper-gold skarn mineralization is developed around the peripheral contact with the host sequence, and variably developed skarn mineralization also occurs along internal structural and contact zones within the complex.
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
•Concentration of rights
The MPRDA Bill seeks to introduce a system whereby the Minister invites applications for prospecting rights, exploration rights, mining rights, technical co-operation permit, production rights and mining permits in respect of any area of land. Applicants for rights will no longer be able to rely on the "first come, first served" principle when submitting an application.
•Ownership of tailings created before May 1, 2004
The MPRDA provides that historic tailings are not regulated in terms of the MPRDA; however, the MPRDA Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African government gaining custodianship of historic tailings.
•Transfers in interests in companies
The MPRDA Bill seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right.
•Mineral beneficiation
A key change is that the MPRDA Bill seeks to make it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.
•Issue of a closure certificate
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

The Original Charter was subsequently amended by the Amended Charter which included targets and timelines for HDSA participation in procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation). It required mining companies to achieve the following, among others, by no later than December 31, 2014:
•have a minimum effective HDSA ownership of 26%;
•procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure);
•ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities;
•achieve a minimum of 40% HDSA demographic representation at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;
•invest up to 5% of annual payroll in essential skills development activities; and
•implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.
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
On March 31, 2015, the MCSA and the DMRE jointly agreed to approach the North Gauteng High Court to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the Amended Charter, including clarity on the status of previous empowerment (i.e., HDSA ownership) transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMRE, or a once-off requirement as argued by the MSCA, on the “once empowered always empowered” principle. The MCSA and the DMRE filed papers in court (the "Main Application") and the matter was placed on the roll to be heard on March 15, 2016. On February 16, 2017, the High Court postponed the hearing of the application indefinitely to allow the MCSA and the South African government to engage in further discussion on this matter.
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

On April 4, 2018, the North Gauteng High Court delivered the its judgement (the "2018 Judgement"). The effect of the 2018 Judgment is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMRE cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMRE seeks to enforce were made a term or condition of the mining right. The Court also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed in terms of section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorized. On April 19, 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s Judgment but later withdrew its appeal during August 2020.
On September 27, 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was on or before March 31, 2020, although on April 11, 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of Covid-19, which extended the date for submission of the first annual report to June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline.
Some of the material changes introduced by Mining Charter III include:
•in relation to existing mining rights, the continuing consequences of historical black economic empowerment transactions will be recognized and existing right holders will not be required to increase their HDSA shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDSA ownership or where they achieved the 26% HDSA ownership but their HDSA shareholder has since exited;
•in relation to the renewal and transfer of existing mining rights, historical BEE credentials will not be recognized and mining companies will be required to comply with the ownership requirements in relation to new mining rights (see below);
•in relation to new mining rights (granted after September 27, 2018) mining companies must have a minimum of 30% BEE shareholding distributed as follows: a minimum of 5% non-transferable carried interest to qualifying employees; a minimum of 5% non-transferable carried interest to host communities, or a minimum 5% equity equivalent benefit; and a minimum of 20% to a BEE entrepreneur, 5% of which must preferably be for women; "carried interest" is defined as "shares issued to qualifying employees and host communities at no cost to them and free of any encumbrances. The cost for the carried interest shall be recovered by a right holder from the development of the asset";
•applications for mining rights lodged and accepted prior to September 27, 2018, will be processed in terms of the Amended Charter (i.e. with a 26% HDSA ownership requirement) but with a further obligation to increase their HDSA shareholding to 30% within five years of the granting of the right;
•BEE shareholding may be concluded at holding company level, mining right level, on units of production, shares or assets and where is concluded at any level other than mining right level, the flow-through principle will apply;
•the permitted beneficiation off-set of up to 11% against the HDSA ownership requirement contained in the Original Charter and Amended Charter has been reduced to 5% unless it was "claimed" prior to September 27, 2018;
•a minimum of 70% of total mining goods procurement spend (including non-discretionary expenditure) must be on South African manufactured goods, allocated amongst HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;
•a minimum of 80% of the total spend on services (including non-discretionary expenditure) must be sourced from South African companies, allocated among HDSA owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;
•mining companies must achieve a minimum representation of HDSAs in the following management positions: 50% on the Board of directors (20% of which must be women), 50% in executive (20% of which must be women), 60% in senior management (25% of which must be women); 60% in middle level (25% of which must be women); 70% in junior level (30% of which must be women) and 60% in core and critical skills. In addition; HDSAs with disabilities must constitute 1.5% of all employees.
•the Minister may, by notice in the Government Gazette, review Mining Charter III;
•the ownership and mine community development elements are ring-fenced and require 100% compliance at all times; and
•a mining right holder that has not complied with the ownership element and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the MPRDA and its mining right may be suspended or canceled in accordance with the provisions of the MPRDA.
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

On March 26, 2019, the MCSA instituted judicial review proceedings in High Court of South Africa for an order reviewing and setting aside certain provisions of Mining Charter III. The provisions challenged by the MCSA relate to those which, among other things:
•provide that mining right holders must at all times comply with the ownership requirements imposed under Mining Charter III;
•stipulate that the continuing consequences of historic empowerment transactions will not be recognized if existing mining rights are renewed or transferred to third parties;
•impose the procurement thresholds for goods and services; and
•indicate that the Minister may invoke the sanctions prescribed under the MPRDA, if a mineral right holder fails to comply with the threshold requirements imposed under the Charter.
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the North Gauteng High Court in April 2018. On June 30, 2020, the Court ordered that various mine-affected communities and trade unions are joined as parties to the MCSA's application. The MCSA's application was heard before a full bench of judges in May 2021. Judgment was reserved and there is currently no indication as to when it will be delivered. The outcome of the matter remains uncertain.
For details of our compliance in the regard, see “Integrated Annual Report for the 20-F 2021 - Governance- Mining Charter III - compliance scorecard” on pages 163 to 164.
On March 27, 2020 the Minister published for implementation the Amended Regulations. The Amended Regulations include the following notable changes:
•Mining right applicants must "meaningfully consult" with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the EIA Regulations). The office of the Regional Manager is permitted to participate as an observer in these processes.
•Mining right holders must pursuant to their SLPs contribute to the socio-economic development in the areas in which they operate and labor sending areas (i.e. a local municipality from which a majority of mineworkers are from time to time permanently resident). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.
•Although most of the provisions regulating environmental matters have been deleted from the Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated in terms of the NEMA, the EIA Regulations and the Financial Provision Regulations, 2015. It is anticipated that the Financial Provision Regulations, 2015 will be replaced by revised regulations following further engagement with the mining industry.
•The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods intend to hold the parties accountable and to ensure that appeals are resolved in a timely manner.
The Royalty Act
The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2021, the average royalty rate for our South African operations was 0.97% of the gross sales leviable amount.
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
There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and BBBEE Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Original Charter, the Amended Mining Charter and Mining Charter III, which we refer to generally in this section as the "Mining Charter")) govern the implementation of BBBEE, among other things, within the mining industry.
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

Draft Geoscience Regulations
The Minister published the Draft Regulations to the Geoscience Act, 1993 for public comment on March 4, 2021 ("Draft Regulations"). The Draft Regulations require, among other things, "right holders" and "non-right holders" to lodge "prospecting geoscience data and information" with the Council for Geoscience ("Council"). The nature of information to be lodged is extremely broad and includes historical or legacy data older than fifteen years. Other concerns with the Draft Regulations include, a lack of confidentiality protections in relation to information lodged with the Council, an apparent duplication of the reporting obligations under the MPRDA as well as the costs associated with the collation and lodging of the information.
Mineral Rights - Papua New Guinea
Mining in PNG is regulated by the PNG Mining Act. The Act stipulates that all minerals are the property of the State of PNG ("PNG Government") and, subject to the Act, all land is available for exploration and mining. The issuance and administration of mining tenements under the PNG Mining Act is effected through the offices of the MRA established under the PNG Mineral Resources Authority Act 2018, and mining operations are administered by the Chief Inspector of Mines under the PNG Mining (Safety) Act. Mineral policy is administered by the Department of Mineral Policy and Geohazards Management, all three branches falling within the PNG Department of Mining.The permitting process can be very time consuming, and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted or extended.
Mining tenements include:
•exploration licenses, issued for a term not exceeding two years, renewable on application for further two year terms subject to compliance with expenditure and other conditions. Each license contains a condition conferring on the PNG Government the right to make a single purchase up to 30% equitable interest in any mineral discovery under the license at a price pro rata to the accumulated exploration expenditure;
•mining leases, issued for a term not exceeding 20 years, renewable on application for up to ten years at the discretion of the PNG Minister for Mining after considering PNG Mining Advisory Board recommendations;
•special mining leases, issued for a term not exceeding 40 years, renewable on application for up to twenty years at the discretion of the PNG Minister for Mining after considering PNG Mining Advisory Board recommendations and subject to the provisions of any mining development contract which may have been entered into between the PNG Government and the tenement holder;
•mining easements; and
•leases for mining purposes.
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
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the PNG Government and a levy to the MRA, based on production. Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, written agreements must be entered into with landowners dealing with compensation and, in company with the PNG Government as a party, a memorandum of agreement dealing with such other matters as the sharing of royalties and other mining benefits among and between landowner groups and Provincial and local government entities.
Potential Changes to PNG Mining Laws
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. The legislation being reviewed includes the PNG Mining Act, PNG Mining (Safety) Act and applicable regulations. Mineral Policy and mining-specific sector policies including biodiversity offsets, offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy.
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
On June 26, 2020 the Mining (Amendment) Act was enacted to require the real-time provision of production and mineral sales data to the PNG Government. The Mining (Amendment) Act 2020 also amends the PNG Mining Act to provide that the State now has the power to reserve land that is subject to an expired, cancelled, surrendered, or relinquished tenement. Wholly or majority State-owned entities then have a statutory priority in applying for a new tenement over the reserved land.

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
It is presently uncertain if the PNG Organic Law will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to Harmony's current operations and projects in PNG. Due to this uncertainty, Harmony is unable to express a view on the likely impact of the changes at the present time. See Item 3. "Key Information - Risk Factors - Laws governing mineral rights affect our business and could impose significant costs and obligations. Mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in its obligations in respect of such mining rights".
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
Health and Safety - South Africa
For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act, 27 of 1956 and then by the Minerals Act, 50 of 1991, which was replaced by the MHSA. The objectives of the MHSA are:
•to protect the health and safety of persons at mines;
•to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;
•to give effect to the public international law obligations of South Africa that concern health and safety at mines;
•to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;
•to provide effective monitoring of health and safety measures at mines;
•to provide for enforcement of health and safety conditions at mines;
•to provide for investigations and inquiries to improve health and safety at mines;
•to promote a culture of health and safety in the mining industry;
•to promote training in health and safety in the mining industry; and
•to promote co-operation and consultation on health and safety matters between the South African, employers, employees and their representatives.
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
The MHSA prescribes, among other things, general and specific duties for employers and other persons, determines penalties for non-compliance with the MHSA and regulations thereunder, makes allowance for administrative fines to be issued for non-compliance with the MHSA and regulations thereunder, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. The MHSA also entrenches the right of employees to refuse to work in dangerous conditions. The MHSA further places an obligation on employees to protect their health and safety, as well as the health and safety of other persons.
See “Integrated Annual Report for the 20-F 2021 - Social - Employee wellness and healthcare” on pages 108 to 113.

The Mine Health and Safety Inspectorate ("MHSI") of the DMRE is responsible for the enforcement of the MHSA and the regulations binding in terms thereof. The DMRE also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Deputy General, Principal Inspectors of Mines for each region and various Senior Inspectors and Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which may include the following:
•the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA, may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof, will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine must lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;
•the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or the regulations binding thereunder;
•a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offence has been committed. Any person convicted of an offence in terms of the MHSA may be issued with a fine or sentenced to imprisonment as may be prescribed; and
•a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Table 2 of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is one million Rand per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision to impose an administrative fine.
Over and above the aforesaid, investigation and/or inquiry proceedings in terms of the MHSA are instituted by the MHSI following an accident or occurrence at a mine, which results in the death of any person.
In South Africa the Compensation for Occupational Injuries and Diseases Act ("COIDA") and Occupational Diseases in Mines and Works Act ("ODMWA") established two statutory systems for the payment of compensation for occupationally related injuries and certain occupationally related diseases. COIDA applies to the compensation of all occupational injuries (including payment of compensation in the event of the death of the injured employee), whether or not it occurs in or outside the mining industry. ODMWA applies to diseases which are defined as “compensatable diseases”, being primarily occupationally related lung diseases like silicosis.
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
Health and Safety - Papua New Guinea
PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
The PNG Mining (Safety) Act and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG. In June 2021, the PNG Ministry of Mining released the draft Mine & Works (Safety & Health) Bill 2021 which, if enacted in its present form, will repeal and replace the PNG Mining (Safety) Act. "See above under "- Regulation - Mineral Rights - Papua New Guinea". Harmony continues to engage with the PNG Government through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Minister for Mining and the Managing Director of the MRA.
See “Integrated Annual Report for the 20-F 2021 - Social - Employee wellness and healthcare” on pages 108 to 113.
Laws and Regulations pertaining to Environmental Protection - South Africa
In South Africa, environmental matters are regulated by national, provincial and municipal laws based on the competencies afforded to each of these spheres of government under South Africa's Constitution and relevant legislation. As a result, there are many statutes and by-laws that are applicable to construction, operation, decommissioning and closure of mining operations. The key legislation includes the NEMA, the NWA, the Air Quality Act, the National Environmental Management: Waste Act, 59 of 2008 (the "Waste Act"), the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act and the MPRDA.

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
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the NEMA. The NEMA is “framework legislation”, that is, it provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include (but are not limited to) the principles of inter-generational equity, the polluter pays principles, the cradle to grave principle and the principle of sustainable development (the “Section 2 Principles”).
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that may have an effect on the environment. Chief among these tools is the environmental authorization process. Under section 24(1) of the NEMA, the Minister of Environment, Forestry and Fisheries may identify activities that may not commence without an environmental authorization (the “Listed Activities”).
The Minister of Environmental Affairs published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA Regulations contemplate two application processes for an environmental authorization: a "basic assessment" process and a "scoping and environmental impact assessment" process. The basic assessment is an abridged assessment process that considers the impacts of the proposed activity on the environment, while the scoping and environmental impact assessment is a much more detailed assessment that is reserved for those activities that are expected to have a greater impact on the environment. The activities listed in Listing Notices 1 and 3 trigger a basic assessment process, while the activities contained in Listing Notice 2 require the applicant to complete a scoping and environmental impact assessment. The period from the date of application until the granting or refusal of an environmental authorization should take no more than 300 days, excluding any appeal processes that suspends the environmental authorization for the duration of the appeal.Due to departmental limitations and other hindering factors, the 300 day time period is not always adhered to.
The most recent iteration of EIA Regulations and Listing Notices was published with effect from December 8, 2014, along with various amendments to the NEMA and the MPRDA pursuant to an agreement (referred to as the "One Environmental System”) concluded between the Minister of Environmental Affairs, the Minister of Mineral Resources and Energy and the Minister of Water and Sanitation (as such ministries were then called). In terms of the One Environmental System, the DFFE is responsible for the creation of all legislation and regulation relating to the environment. The DMRE however, will be the competent authority responsible with implementing and enforcing this legislation as far as it directly relates to prospecting and mining activities, including the granting of environmental authorization for these activities.
Prior to the One Environmental System, the powers and responsibilities of the DFFE and DMRE overlapped. Any person applying for a prospecting right, mining permit or mining right was required under the MPRDA to conduct an environmental impact assessment and obtain approval (referred to as an Environmental Management Programme or "EMPr") from the DMRE. To the extent that the proposed prospecting or mining activities also triggered any listed activities under NEMA and prior versions of the EIA Regulations, an environmental authorization was required from the provincial environmental authorities. In practice, applicants for an EMPr and environmental authorization would conduct one environmental impact assessment and submit the final report to both the DMRE and provincial authority for their respective approvals. This dual system resulted in conflicting conditions with which the applicants were required to comply.
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
While the One Environmental System has streamlined the environmental authorization process, uncertainty exists (in limited instances) as to whether the DMRE or the environmental authorities are the competent authority to consider and grant environmental authorizations.
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
With effect from September 2, 2014, section 41 of the MPRDA was deleted and replaced with section 24P of the NEMA. Like section 41 of the MPRDA, section 24P of the NEMA states that the prospecting / mining right holder must annually assess their environmental liability in the prescribed manner and adjust the financial provision to the satisfaction of the Minister. The only material difference between section 41 of the MPRDA and section 24P of NEMA is that, in terms of the latter, the prospecting or mining right holder is required to maintain financial provision notwithstanding the issuing of a closure certificate by the Minister, while the former stated that the holder would be absolved of environmental liability once a closure certificate is used.
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
On November 20, 2015, the Minister of Environmental Affairs published the Financial Provision Regulations, 2015. The Financial Provision Regulations, 2015 sought to rectify the inadequacies of the DMRE Guidelines by, among other things, including preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds to the Minister as security for possible latent and residual post-closure environmental impacts.
Compliance with these obligations would have resulted in a significant increase in the required financial provision and, consequently were strongly opposed by the mining industry. In response to this opposition, the DFFE undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. In light of this on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended. The previous extension was until June 2021.However, the Minister of Environmental Affairs published a draft amendment to the Financial Provision Regulations, 2015, which would afford mining right holders until June 19, 2022 to comply with the regulations. However, even if new regulations are finalized before that date, it is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and the Company will be required to increase its financial provision.
Upon the suspension, cancellation, termination or lapsing of a prospecting or mining right, Harmony will have to comply with various regulatory requirements including applying for a closure certificate and will remain liable for compliance with the provisions of various relevant regulations, including any latent significant environmental impacts that manifest post-closure, notwithstanding the issuance of a closure certificate by the DMRE.
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
The commencement of a listed activity without an environmental authorization is an offense but could possibly be corrected by submitting an application in terms of section 24G of the NEMA, which is an application for retrospective authorization. There is no guarantee that the competent authority will grant an environmental authorization in terms of this process. They may instruct the applicant to rehabilitate the environment or take any other measures to rectify the unlawful conduct. Even if the authority agrees to grant an environmental authorization, it may only do so after the applicant has paid and an administrative fine. The granting of an environmental authorization under section 24G does not absolve the applicant of potential criminal liability for commencing with an activity without the requisite authorization.
NEMA imposes a statutory obligation on every person who has caused or is likely to cause significant contamination to take reasonable measures in relation thereto. The costs of preventing, controlling or remedying pollution, environmental degradation and consequent adverse health effects must be paid for by those responsible for harming the environment.This duty applies retrospectively and therefor includes contamination caused prior to 1998, when the NEMA came into effect.
A failure to comply with this duty failing to obtain or comply with an environmental authorization and other offenses may, upon successful prosecution result in significant fines of up to R10 million and/or 10 years imprisonment being imposed. In addition, it may result in damages claims, obligations to rehabilitate the environment, paying the costs of the prosecution and even director and employee liability. Any person may use the relevant provisions in the NEMA to initiate the prosecution of an entity, its directors or employees in their personal capacity.

Waste management
Pursuant to section 19 of the Waste Act, the Minister is authorized to publish a list of waste management activities that are likely to have detrimental effect on the environment. No one may commence or undertake a waste management activity except in accordance with the norms and standards created in terms of section 19(3) of the Waste Act or in terms of the provisions of a waste management license. The list of waste management activities that have, or are likely to have, a detrimental effect on the environment set out the various activities for which a waste management license is required. A basic assessment is required in respect of those activities listed in Category A and a scoping and environmental impact assessment is required in respect of Category B listed activities. In respect of those activities listed in Category C, an waste management license is not required but the person seeking to undertake those activities must comply with published norms and standards.
Regulatory uncertainty exists regarding the management and re-processing of residue stockpiles and residue deposits created prior to May 1, 2004, being the date on which so-called “new order” and “old order” mining rights were created by the MPRDA. These residue deposits and residue stockpiles fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMRE) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. Amendments were included in 2014 that sought to incorporate the reclamation of residue stockpiles and residue deposits within the scope of the Waste Act and within the jurisdiction of the DMRE. The amendments, however, are unclear and render it uncertain whether the DMRE or the DFFE is the competent authority in respect of these residue stockpiles and deposits. This may lead to possible legal challenge in circumstances where waste management licenses are obtained from the incorrect authority.
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
The Waste Act also regulates contaminated land, whether or not the contamination occurred before the commencement of the Waste Act or at a different time from the actual activity that caused the contamination. Consequently, historic, as well as present or future arising, contaminated land which is identified as an investigation area by the environmental authorities, or which is notified as being contaminated by the landowner must be assessed and reported on. The direction of taking monitoring and management measures, or of undertaking site remediation, may follow depending on the level of risk associated with the contamination.
Failure to comply with the provisions of the Waste Act may result in penalties similar to those discussed under the NEMA above.
Water use and pollution
The NWA regulates the management and water quality of water resources, including watercourses, surface water, estuaries and aquifers to ensure the sustainability of all water resources in the interests of all water users.
The NWA defines a water use as:
•taking water from a water resource;
•storing water;
•impeding or diverting the flow of water in a watercourse;
•engaging in a stream flow activities contemplated in the NWA;
engaging in a controlled activity identified in terms of s37(1) of the NWA or declared in terms of s38(1);
•discharging waste or water containing waste into a water resource through a pipe, canal, sewer, sea outfall or other conduit;
•disposing of waste in a manner which may detrimentally impact on a water resource;
•disposing in any manner of water which contains waste from, or which has been heated in, any industrial or power generation process;
•altering the bed, banks, course or characteristics of a watercourse;
•removing, discharging or disposing of water found underground if it is necessary for the efficient continuation of an activity or for the safety of people; and
•using water for recreational purposes.
From a permitting perspective, water resources are regulated through the issuing of water use licenses, publishing of general authorizations and / or permitting persons to continue undertaking water uses that they were undertaking when the NWA came into effect in October1998.

Most mining operations require a water use license in order to conduct their operations, particularly for activities relating to water abstraction, storage, effluent discharge, diversions, and facilities which have the potential to pollute groundwater resources. Water use licenses are difficult to obtain and usually involve a lengthy and delayed application process. Mines are also required to comply with the regulations which were specifically published for the use of water for mining and related activities in GN 704 of June 4, 1999. These regulations provide for limitations on the location of mining infrastructure and requirements for the separation of dirty and clean water systems and the design of certain water management infrastructure.
In addition to the permitting requirements, the NWA includes a duty of care similar to that discussed in the section above in respect of NEMA. Failure to comply with the NWA will result in penalties similar to those set out above in respect of NEMA.
Emissions
See Item 3: “Key Information - Risk Factors - Risks related to our industry - Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations” for a discussion regarding the laws governing GHG emissions.
Laws and Regulations pertaining to Environmental Protection - Papua New Guinea
The PNG Environment Act regulates the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. An environmental impact statement is required for activities that have the highest risk of causing serious environmental harm. This statement must be lodged with the PNG Conservation and Environment Protection Authority (previously the Department of Environment and Conservation) for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
The ultimate grant of an environmental permit occurs after the endorsement of the environment impact statement by the PNG Environment Council and approval of the proposed activities by the PNG Minister for Environment, Conservation and Climate Change.
Potential Changes to PNG Environment Laws
A process of legislative review is underway and a number of environmental matters are under consideration. This includes a mine closure policy, which contains a mechanism for the provision of financial assurance for mine closure and rehabilitation costs; a biodiversity offset policy, which includes a mechanism for biodiversity offset payments to support biodiversity incentives; and a national oceans policy, which considers issues associated with offshore mining and extractive industries, including potentially deep sea tailings placement.
Harmony's operations and projects in PNG will be affected by any changes to PNG environmental laws, and the Company continues to engage with the PNG Government on these matters through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Conservation and Environment Protection Authority and relevant PNG ministers.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act 66 of 1995 as well as by the Employee Relations Framework Policy and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong and Target Operations where the National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at fiscal year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 58%); the Association of Mineworkers and Construction Union (at 23%); the United Association of South Africa (at 5%) National Union of Metalworkers of South Africa (5%) and Solidarity (at 2%). About 94% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2021 - Social - Caring for our workforce” on pages 114 to 120.
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
In addition, Hidden Valley mine employment is guided by the Employment and Training Plan appended to the Memorandum of Agreement (“MOA”) dated August 2005 between Morobe Consolidated Goldfields Limited, the PNG Government, provincial and local governments and the Landowner Association. The MOA requires that, as far as is reasonably possible, preference in training and employment is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley mine’s license to operate.

C. ORGANIZATIONAL STRUCTURE
The information set forth under the heading:
•“-Who we are ” on page 6
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:
•“- Environment - Environmental management and stewardship ” on pages 69 to 75;
•“- Delivering profitable ounces - Operational performance” on pages 31 to 66;
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference. Also see note 15 “Property, Plant and Equipment” and note 34 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
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
A discussion of the changes in our financial condition and results of operations between the fiscal years ended June 30, 2020 and 2019, has been omitted from this Harmony 2021 Form 20-F, but may be found in Item 5, Operating and Financial Review, of the Harmony 2020 Form 20-F for the year ended June 30, 2020, filed with the SEC on October 29, 2020, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
A. OPERATING RESULTS
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2021 were 47,353 kilograms of gold (1.52 million ounces of gold) and in fiscal 2021 we processed approximately 49.3 million tonnes of ore. As at June 30, 2021, our mining operations and projects reported total proved and probable reserves of approximately 42.5 million gold equivalent ounces.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, executive director: stakeholder relations and corporate affairs, chief operating officer: new business development, corporate strategy and projects, chief executive officer: South-east Asia and chief operating officer: South Africa operations and Senior group executive: enterprise risk and investor relations. Previously, the executive: business development also formed part of the CEO’s office, however the position was vacated and subsequently removed from the CEO's office, following the retirement of Frank Abbott on September 30, 2020.
For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by an operational team.
In the fiscal 2021, Harmony completed the acquisition of the Mponeng mine and Mine Waste Solutions ("MWS"), as well as the West Wits ("WW") and Vaal River ("VR") closure businesses.
Our reportable segments are as follows:
•Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong Operations, Unisel, Mponeng and Hidden Valley; and
•all surface operations, including those that treat historic sand dumps, waste rock dumps and tailings dams, are grouped together under “All other surface operations”.
Recent Accounting Pronouncements
Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies” to our consolidated financial statements set forth beginning on page F-1.

Covid-19
The national lockdown in South Africa, which began in March 2020 to curb the spread of Covid-19 and allow the country time in which to prepare for the demands the pandemic would have on its health care system, is still in place. Similar restrictions continue to apply in PNG. Harmony continues with a risk assessment-based Covid-19 prevention strategy which was rolled out across all of its operations before the lockdown was announced. This approach supports management in identifying, evaluating and ranking the hazards associated with any exposures to Covid-19 and potential infections. Management believes that this has allowed Harmony to reduce the probability of an employee contracting Covid-19 and to limit the severity should an employee be infected. Harmony’s Covid-19 SOP has been adopted and rolled out, ensuring a safe return to work and work environment for each of its employees. The SOP was informed by guidelines provided by the DMRE, the National Council for Infectious Diseases and the World Health Organization.
Requisite staffing, facilities and equipment were put in place to ensure rigorous screening as employees return to work and when at work, as well as to isolate or quarantine employees infected by or exposed to Covid-19, with subsequent testing and treatment. Management adapts the approach continually as more information becomes available and new best practices evolve.
The roll-out of vaccine programs globally since November 2020, despite the subsequent discovery of several mutations, or variants, is seen as a positive move to prevent severe disease and hospitalization. Harmony has four accredited mass vaccination sites in South Africa and three in Papua New Guinea, with plans to accredit six more sites in South Africa. Harmony aims to partially vaccinate 80% of its employees that are willing to be vaccinated by October 2021 and can then assist with the vaccination of employees' families and the communities in which we operate.
The effects of Covid-19 and other macro developments have increased financial risks such as exchange rate, interest rate and commodity price volatility, while also impacting on liquidity and credit risk. Management has put various measures in place to mitigate and/or manage the risks and continues monitoring the situation closely. The extent to which the COVID-19 pandemic will impact our results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. See Item 3: "Key Information - Risk Factors - Risk related to our industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition", and note 4 "Covid-19 Impact" and Note 39 "Financial Risk Management" of our consolidated financial statements set forth beginning on page F-1 for further details.
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
Our significant accounting policies and critical accounting estimates and judgments are described in more detail in note 2 “Accounting Policies” and note 3 “Critical Accounting Estimates and Judgments”, respectively, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to our consolidated financial statements, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.
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
The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3: “Key Information - Risk Factors - Risk related to our operations and business - Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates”.

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
In fiscal 2021 and 2020 the Company added the inferred resources that were included in the life-of-mine plans at Doornkop to the proved and probable reserves in order to calculate the depreciation expense. The difference between calculating depreciation including the inferred resources compared to not including them did not result in a significant difference for the two years. The depreciation calculation for all other operations was done using only the proved and probable reserves.
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2021, apart from production cost and capitalized expenditure assumptions unique to each operation, included gold price, silver price and exchange rate assumptions. These are as follows:

Fiscal year ended June 30, 2021

	Year 1	Year 2	Year 3	Long Term
US$ gold price per ounce	1,805	1,673	1,582	1,500
US$ silver price per ounce	25.72	23.22	21.70	20.70
Rand/gold price (R/kg)	843,000	772,000	735,000	700,000
Rand/US$ exchange rate	14.54	14.36	14.44	14.51
US$/Kina exchange rate	3.50	3.50	3.50	3.50

	South Africa	Hidden Valley
US dollar per ounce

Underground resources

Measured	16.50	n/a
Indicated	9.00	n/a
Inferred	3.60	n/a

Surface resources

Measured	30.00	n/a
Indicated	17.50	9.00
Inferred	8.00	n/a

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.
The recoverable amount of mining assets is determined utilizing real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. For this reason, the underground resource value has been applied to Target North and Doornkop's Kimberly Reef and the surface resource values have been applied to the Mispah Tailings resource, Vaal River and West Wits surface sources, as presented in the table above.
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
Management performed an assessment for impairment triggers as well as indications of reversal of previously recorded impairment losses at June 30, 2021. Due to the group net asset value (before any impairments being recognized or the finalization of the fair value exercise on the acquisition of the Mponeng operations and related assets) exceeding the market capitalization of Harmony as at June 30, 2021, the recoverable amounts for these cash-generating units ("CGUs") were calculated. The recoverable amounts for these assets were determined on a fair value less cost to sell basis.
Due to the volatilities experienced in the markets and the uncertainty in forecasting future cash flows due in large part to the impact of the Covid-19 pandemic, management has used various probability scenarios in determining the recoverable amounts for the CGUs at June 30, 2021.
The following were factored into management's judgments:
•infection rates and the timing of the expected peaks in the provinces and/or countries that Harmony's operations are situated in;
•expected disruptions to production together with the mitigation strategies management has in place;
•potential duration of the impact of the virus (prior and post vaccination) and the related restrictions in operations; and
•expectation of the completion date of the vaccination program at a Harmony and governmental level.

Management included estimates of the staffing costs for screening and monitoring employees at work as well as those that are in quarantine. Further costs have been included in the life-of-mine plans for the cost of the vaccination program and the scenarios used by management include further potential costs if vaccinations are required in the future at various intervals.
In preparing the various scenarios, management considered and varied:
•the potential impact on production and therefore on the revenue cash flows, based on historical trends that have been extrapolated to account for varying disruption levels;
•the duration of potential disruptions to production, ranging from 12 months to 24 months; and
•the infection rates and associated costs as well as vaccination costs; this included impacts on production as well as considerations of the potential requirement to re-vaccinate in coming years.
The calculated cash flows were then weighted based on management's expectation of each of the scenarios occurring. The resulting amounts were discounted using the specific discount rate for each operation in order to determine the recoverable amount.
Based on the impairment tests performed, impairments were recorded on certain operations for the 2021 fiscal year. Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognized impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognized, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Due to the continued volatility seen in the gold prices as well as the exchange rates, coupled with the fact that the factors resulting in the previously recognized impairment losses had not reversed, as well as the group net asset value exceeding the market capitalization, management resolved it to be appropriate for no reversal of previously recognized impairment losses to be recorded for the period under review.
During fiscal 2021 we recorded an impairment of R1.1 billion. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future commodity price assumptions. A 10% decrease in commodity price assumptions at June 30, 2021 would have resulted in impairments as follows:

(R millions)
Tshepong Operations	5,325
Target 1	1,267
Joel	359
Kusasalethu	821
Bambanani*	413
Other assets	101
Moab Khotsong*	1,916
Kalgold	390
Doornkop	1,914
Target 3	178
Mponeng	2,249
Mine Waste Solutions	96
West Wits	35
*The goodwill balance attributed to this cash generating unit would be reduced first. See “- Carrying Value of Goodwill” below.
A 10% increase would have resulted in an impairment of R178 million being recorded at Target 3. At all other operations, a 10% increase would not have resulted in any impairments being recorded.
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
As at June 30, 2021 our goodwill related to the Moab Khotsong and Bambanani cash generating units. An impairment of R187 million on goodwill relating to Bambanani was recorded in fiscal 2021 as the carrying value exceeded the recoverable amount. No impairment on goodwill was recorded in fiscal 2020 as the recoverable amounts exceeded the carrying values.

Derivatives and Hedging Activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognized as a day-one gain or loss. The day-one gain or loss is amortized over the derivative contract period and recognized in profit or loss in gains/losses on derivatives.
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
Provision for Environmental Rehabilitation
Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. The mining asset is depreciated as discussed above. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against income as incurred. See Item 3: “Key Information - Risk Factors - Risks related to our industry - We are subject to extensive environmental regulations in the countries in which we operate”.
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
See Item 3: “Key Information - Risk Factors - Risk related to our operations and business - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial”.
Deferred Taxes
The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2021 and fiscal 2020. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.

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
The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation. The life-of-mine plan is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information, as well as the other factors mentioned above under "-Gold Mineral Reserves".
Where it is not probable that future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance sheet date.
Revenue
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3:“Key Information - Risk Factors - Strategic and market risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold; a fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. As a general rule, we sell the majority of our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.
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
Streaming arrangement
Harmony's indirect subsidiary, MWS, acquired as part of the Mponeng Acquisition, has a contract with Franco-Nevada Barbados ("Franco-Nevada") pursuant to which Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the Mponeng Acquisition, Harmony assumed the obligations under the Franco-Nevada contract.
The contract is a streaming agreement that commenced on December 17, 2008 for which Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at October 1, 2020, the US$125 million upfront payment was settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce adjusted with an annual escalation adjustment. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue.
Harmony’s Realized Gold Price
In fiscal 2021, the average gold price received by us was R851,045 per kilogram or $1,719/oz. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied.
Gold prices have rallied to an all-time high following the global economic fallout of Covid-19 and ongoing geopolitical uncertainty supporting its safe haven status with investors, peaking in August 2020. The price of gold in US$ terms closed at US$1,770/oz on June 30, 2021, relatively unchanged from the closing price of US$1,781/oz on June 30, 2020. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2021 year was 18% higher at US$1,805/oz than in 2020 (US$1,529/oz).
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated to some extent by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production. See Item 3: “Key Information - Risk Factors - Risk related to our industry - We are exposed to the impact of any significant decreases in the commodity prices on our production".

In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Strategic and market risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”. During fiscal 2021, the exchange rate appreciated from R15.66/US$1 in fiscal 2020 to R15.40/US$1 in fiscal 2021. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended June 30,
	2021	2020

Average (US$/oz)	1,850	1,562
High (US$/oz)	2,063	1,781
Low (US$/oz)	1,681	1,384
Harmony’s average sales price[1] (US$/oz))	1,719	1,461
Average exchange rate (R/US$)	15.40	15.66
Harmony’s average sales price[1] (Rand/kilogram)	851,045	735,569
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
Our US dollar translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See "- Exchange Rates" below. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3: “Key Information - Risk Factors - Strategic and market risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”.
All-in sustaining unit costs for the Group increased by 11% to R723,054 per kilogram in fiscal 2021 mainly due to inflationary increases in wages and salaries, as well as electricity tariff increases. Royalties also increased due to higher profitability on the back of stronger gold prices. Also contributing to the increase is the inclusion of costs related to the Mponeng and MWS operations, acquired as part of the Mponeng Acquisition with effect from October 1, 2020.
Our cash costs have increased from R553,513 per kilogram in fiscal 2020 to R600,592 per kilogram in fiscal 2021, mainly due to increased labor and energy costs, royalty expenses and inflationary pressures on supply contracts. The increase is also attributable to the inclusion of costs attributable to the recently-acquired Mponeng and MWS operations.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Risks related to our industry - Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- The nature of our mining operations presents safety risks”. We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Risks related to our operations and business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition" and "- Risks related to our industry - Compliance with emerging climate change regulations could result in significant costs for us, and climate change may present physical risks to our operations".
We remain subject to risks related to the volatility of commodity prices, as well as potential shortage of supply and disruptions of supply chain due to the ongoing geopolitical instability caused by Covid-19 and the related lockdowns experience worldwide. See Item 3: "Key Information - Risk Factors - Risks related to our industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition", "- Strategic and market risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition" and "- Risks related to our operations and business - Actual and potential shortages of production inputs and supply chain disruptions may affect our operations and profits".

Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published industry guidance in June 2013 on the calculation of “all-in sustaining costs” and “all-in cost” non-GAAP measures, developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in fiscal 2014. The all-in sustaining cost measure is an extension of the existing cash cost measure (referenced below) and incorporates costs related to sustaining production.
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
Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the Rand and the US dollar and, in the case of the PNG operations, the Kina. All-in sustaining costs, all-in sustaining costs per ounce/kilogram, total cash costs and total cash costs per ounce/kilogram are non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of these measures may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are useful indicators to investors and management of a mining company’s performance as they provide (i) an indication of the cash generating capacities of our mining operations, (ii) the trends in all-in sustaining costs and cash costs as the Company’s operations mature, (iii) a measure of a company’s performance, by comparison of cash costs per ounce/kilogram to the spot price of gold and (iv) an internal benchmark of performance to allow for comparison against other companies.
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2021	2020
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	35,489	25,908
Depreciation and amortization expense	(3,875)	(3,508)
Rehabilitation costs	(135)	(47)
Care and maintenance costs of restructured shafts	(144)	(146)
Employment termination and restructuring costs	(332)	(40)
Share-based payments	(114)	(130)
Impairment	(1,124)	—
By-products credits	(1,035)	(938)
Other	183	157
Capitalized stripping	1,047	675
LED expenditure	120	136
Corporate, administration and other expenditure costs	724	529
Capital expenditure (OCD)	2,376	1,709
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	1,059	760

Total all-in sustaining costs	34,239	25,065

Per kilogram calculation:
Kilogram sold	47,353	38,481
Total all-in sustaining costs per kilogram	723,054	651,356

Total all-in sustaining costs (US$ million)	2,223	1,600
Per ounce calculation:
Ounces sold	1,522,431	1,237,187
Total all-in sustaining costs per ounce	1,460	1,293

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2021	2020
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	35,489	25,908
Depreciation and amortization expense	(3,875)	(3,508)
Rehabilitation costs	(135)	(47)
Care and maintenance costs of restructured shafts	(144)	(146)
Employment termination and restructuring costs	(332)	(40)
Share-based payments	(114)	(130)
Impairment	(1,124)	—
By-product revenue	(1,035)	(938)
Other	8	—
Gold and uranium inventory movement	(57)	(151)

Total cash costs	28,681	20,948

Per kilogram calculation:
Kilograms produced	47,755	37,863
Total cash costs per kilogram	600,592	553,513

Total cash costs (US$)	1,862	1,338

Per ounce calculation: Ounces produced	1,535,352	1,217,323
Total cash costs per ounce	1,213	1,099
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.
Currently, the majority of our earnings are generated in South Africa. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2021 before including the effect of the cash flow hedges increased by R158,200 per kilogram to R893,769 per kilogram from R735,569 per kilogram during fiscal 2020. Appreciation of the Rand against the US dollar decreases our revenues, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar increases the revenue, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2021 was R14.27 per US$1.00, compared with R17.32 per US$1.00 as at June 30, 2020, reflecting an appreciation of 18% of the Rand against the US dollar. The average exchange rate for fiscal 2021 was R15.40 per US$1.00, reflecting an appreciation of 2% of the Rand against the US dollar when compared with fiscal 2020.
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2021, the nominal amount of the derivative contracts was US$116 million and is over a 24-month period with a weighted average cap price of US$1=R18.54 and weighted average floor price of US$1=R16.93. Additionally, at June 30, 2021 Harmony had open forward exchange forward contracts which had a nominal amount of US$26 million spread over a 24-month period at an average exchange rate of US$1 = R18.43.
Due to the impact of the Covid-19 pandemic, the Rand had weakened significantly in fiscal 2020. In fiscal 2021, the Rand strengthened against the US and Australian dollar and closed at R14.27/US$1.00 and R10.72/A$1 respectively. These movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation loss of R1.2 billion.
The majority of our working costs are incurred in Rand and, as a result of this, any appreciation of the Rand against the US dollar would increase our working costs when translated into US dollars. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our international operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: “Key Information - Risk Factors - Strategic and market risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”.

We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand and Kina against the US dollar, which would affect the borrowing amount as well as the interest recognized. This will also affect the cash flows when the borrowings are raised and repaid as well as at the time of the payments of the interest.
The Bank of Papua New Guinea has been systematically allowed the Kina to weaken against the US dollar over several years. In fiscal 2020, the Kina weakened by 2.6% and in fiscal 2021 weakened further by 1.4%. Since the introduction of a 150 basis point trading band in June 2014 the Kina weakened by 44.46% against the US dollar as at June 30, 2021. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.
Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 4.9% at the end of fiscal 2021, up from 2.2% at the end of fiscal 2020. The increase in fiscal 2021 is off a lower base in fiscal 2020 mainly due to the lower fuel price and lower consumer demand brought on by the Covid-19 national lockdown at the end of fiscal 2020. Working costs have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 15.6% in fiscal 2021 and 9.4% in fiscal 2020, together with an increase that is yet to be determined by Eskom in fiscal 2022, will have a negative effect on the profitability of our operations.
The inflation rate in PNG ended fiscal 2020 at 4.7%, while the annualized inflation stood at 3.3% at the end of fiscal 2021.
Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors - Strategic and market risks - Our operations may be negatively impacted by inflation”.
South African Socio-Economic Environment
We are domiciled and listed in South Africa and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - Risks related to our industry - The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits”.
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
We have been granted all of our mining licenses under the MPRDA. We have therefore already started to incur expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are however unable to provide a specific amount of what the estimated cost of compliance will be but we will continue to monitor these costs on an ongoing basis. See Item 4: "Regulation - Mineral Rights - South Africa – The Mining Charter."
Electricity in South Africa
The South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. During fiscal 2021, the electricity supply in South Africa saw more pressure than the previous years, with increased power interruptions (also referred to as load shedding). Especially in our third quarter of fiscal 2021, there were periods where load shedding lasted for multiple consecutive days, due principally to lack of availability from Eskom's generating plant. In early June 2021, Harmony contributed to a few hours of voluntary load reduction which exempted the company from reducing load for the rest of the South African winter.
The supply and demand for electricity is still very tight especially during the evening peak periods between 5:00 p.m. and 8:00 p.m. Harmony has signed up four sites, which provide pumping and/or ventilation services, to participate in a pilot from Eskom called Critical Peak Pricing. For a limited number of hours, when the electrical network is under pressure, Eskom notifies the operation that tariffs will be increased significantly. For the rest of the time there is a saving on energy tariffs compared to non-participating shafts. In addition to this, Harmony has renewed its contract agreement with an Energy Service Company (“ESCO”) to ensure that various energy saving projects are implemented and sustained. Although Eskom has proposed to reduce the ratio between different Time-of-Use periods, these changes were not approved by NERSA.
The South African government remains committed to ensuring energy security for the country, through the roll-out of the independent power producer program as an integral part of the energy mix. It remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions. See Item 3: "Key Information - Risk Factors - Risks related to our operations and business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
Renewable energy
Energy is the critical component of the country’s future policy mix. Future supply of electricity will be influenced by the extent to which renewables, primarily wind, are efficient, sustainable and ensure security of electricity supply at competitive economic prices.

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
See “Integrated Annual Report for the 20-F 2021 - Governance - Social and ethics committee: Chairperson's report” on pages 161 to 162, “Integrated Annual Report for the 20-F 2021 - Environment - Environmental management and stewardship” on pages 69 to 75 and Climate change, energy and emissions management on page 79 to 82.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant electricity costs as a result of rising electricity tariffs. In April 2021, Eskom was granted a 15.6% tariff increase and the short term outlook does not look promising. Eskom's unsustainably high debt and falling sales are likely to continue to contribute to further above-inflation tariff increases. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. Although a new MYPD should provide price stability, challenges remain. See Item : “Key Information - Risk Factors - Risks related to our operations and business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
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
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management has not only contributed to the significant reduction in electricity cost, but also assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Energy management has led to R1 billion of saving on electricity over the contract period. For the 2021 fiscal year Harmony realized a 43.5 GWh energy saving (R50 million) on newly implemented projects at a capital expenditure of R5 million. Furthermore, additional energy savings of 142.6 GWh (R168 million) was realized in the form of maintaining previously implemented projects.
The Mponeng and MWS operations were acquired as part of the Mponeng Acquisition with effect from October 1, 2020. The 2022 fiscal year will be the first to include these operations for a full year. This will lead to a significant increase in energy consumption and cost, but also presents new opportunities for energy savings.
We have implemented various energy efficiency projects in recent years. See “Integrated Annual Report for the 20-F 2021 - Environment - Environmental management and stewardship” on pages 69 to 75 and "- Climate change, energy and emissions management on pages 79 to 82."
Carbon tax
On June 1, 2019 the Carbon Tax Act became effective. The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by DFFE. The tax will be phased in over time. The first phase, which ends in 2022, is designed to largely be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy.
Based on published legislation, commentary and governmental information, carbon tax poses a low cost to Harmony until December 31, 2022. Gas emissions reported to the DFFE for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of R120 per tonne of carbon dioxide equivalent before allowances making effective tax rate R48 per tonne of carbon dioxide equivalent. From the second phase onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2022 has been modeled to grow over time as allowances are anticipated to fall away therefore progressively increasing from approximately R70m to R160m for fiscal year 2023 to fiscal year 2030.
We estimate the impact to our business from carbon tax will be R300 million to R500 million by 2030. Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is also at risk due to potential pass through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This is expected to have an impact on the Company’s operational expenses.
Estimates have been included in the life-of-mine plans and resource base models used for impairments since fiscal 2019 and affected the profitability of all operations, and in some cases, the impact was significant.
See Item 3: "Key Information - Risk Factors - Risks related to our industry - Compliance with emerging climate change regulations could result in significant costs for us, and climate change may present physical risks to our operations" for further discussion on the potential impact.

Results of Operations
Years Ended June 30, 2021 and 2020
Revenues
Revenue increased by R12,488 million mainly due to a 26.1% increase in the gold produced from 37,863 kilograms in fiscal 2020 to 47,755 kilograms. The average gold price received increased by 15.7% from R735,569 per kilogram in fiscal 2020 to R851,045 per kilogram.
Overall gold production increased mainly due to the inclusion of the Mponeng and MWS operations into Harmony's portfolio. These operations contributed a total of 8,948 kilograms or 18.7% of the total gold produced for the nine months from October 1, 2020.
The Mponeng mine sold 5,299 kilograms for the nine months while the various surface sources acquired in the transaction sold 1,406 kilograms. The MWS operations sold 2,043 kilograms in the same period.
At Kusasalethu, gold sold increased by 29.0% to 3,980 kilograms as the operation recovers from geological challenges in high grade areas during fiscal 2020. The recovered grade increased by 15.3% to 5.65g/t in fiscal 2021 from 4.90g/t supported by a 15.1% increase in ore milled.
Production from waste rock dumps excluding the newly acquired surface sources saw gold sold increasing by 19.2% from 1,780 kilograms in fiscal 2020 to 2,121 kilograms during fiscal 2021. This was mainly due to an increase in the recovery grade of 17.3% to 0.460g/t during fiscal 2021.
At Doornkop, gold sold increased by 18.6% from 3,038 kilograms in fiscal 2020 to 3,603 kilograms in fiscal 2021, mainly due to the recovery from the national lockdown in fiscal 2020 as ore milled increased by 25.0%.
During fiscal 2021 a decision was taken to close Unisel mine as it has reached the end of its commercially viable life. Gold sold in fiscal 2021 decreased by 75.7% from 994 kilograms in fiscal 2020 to 242 kilograms in fiscal 2021.
At Target 1, gold sold decreased by 27.6% from 2,237 kilograms in fiscal 2020 to 1,619 kilograms during fiscal 2021. The recovered grade decreased by 20.6% from 4.13g/t in fiscal 2020 to 3.28g/t in fiscal 2021. This was mainly due to pillar failures and backfill dilution in two massive stopes affecting the recovered grade and volumes; a revised plan was adopted in the second half of the fiscal year to address these constraints.
Streaming arrangement
As part of the acquisition of MWS, Harmony assumed obligations under the Franco-Nevada contract. In fiscal 2021, 16,257oz had been delivered to Franco-Nevada, bringing the balance of gold ounces to be delivered as at June 30, 2021 to 84,429oz. The non cash consideration for the delivery of gold ounces included in revenue amounted to R397 million.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, impairment of assets and share-based payments.

Production costs (cash costs/all-in sustaining costs)
The following table sets out our total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2020 and fiscal 2021:

	Year Ended June 30, 2021				Year Ended June 30, 2020				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Kusasalethu	3,999	742,452	3,980	814,048	3,015	849,782	3,085	923,054	13	12
Doornkop	3,670	595,550	3,603	680,524	2,994	567,632	3,038	649,041	(5)	(5)
Tshepong Operations	7,419	663,030	7,353	815,333	7,293	583,018	7,399	713,202	(14)	(14)
Moab Khotsong	7,166	536,710	7,095	626,795	6,592	497,953	6,799	566,942	(8)	(11)
Mponeng	5,446	532,812	5,299	659,760	—	—	—	—	n/a	n/a
Masimong	2,012	715,835	1,993	764,577	1,999	620,804	2,027	655,888	(15)	(17)
Target 1	1,603	1,037,115	1,619	1,232,098	2,244	670,647	2,237	817,066	(55)	(51)
Bambanani	1,992	586,588	1,975	641,426	2,132	480,620	2,162	522,990	(22)	(23)
Joel	1,424	796,982	1,414	936,296	1,391	718,024	1,412	826,970	(11)	(13)
Unisel	247	721,271	242	782,126	982	583,274	994	613,382	(24)	(28)
Other - surface	8,088	569,369	8,025	636,015	4,349	488,329	4,379	519,293	(17)	(22)
International
Hidden Valley	4,689	356,233	4,755	677,659	4,872	348,054	4,949	562,648	(2)	(20)
Total kg	47,755		47,353		37,863		38,481
Weighted average(1)		600,592		723,054		553,513		651,356	(9)	(11)
1The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of Non-GAAP measures, see “Operating and Financial Review and Prospects - Costs - Reconciliation of Non-GAAP Measures” above.
The South African underground operations produced lower levels of gold as a result of the impact of the national lockdown relating to Covid-19 in fiscal 2020.
Our average cash costs increased by 8.5%, or R47,079 per kilogram, from R553,513 per kilogram in fiscal 2020 to R600,592 per kilogram in fiscal 2021. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 35.5% from R22.0 billion in fiscal 2020 to R29.8 billion in fiscal 2021, mainly due to the acquisition of the Mponeng and MWS operations. Production cost for these operations amounted to R5.2 billion for the nine months from October 2020. The effect of the reduction in cost due to the national lockdown during the last quarter of fiscal 2020, annual inflationary pressures as well as higher royalties due to an increase in revenue also contributed to the increase in production cost.
At Target 1, all-in sustaining cost increased by 50.8% from R817,066 per kilogram in fiscal 2020 to R1,232,098 per kilogram in fiscal 2021, mainly due to lower production mainly due to flexibility constraints in the massive stoping section and ventilation constraints that started in FY20. Combined, these affected underground grade recovered.
At Bambanani, all-in sustaining cost increased by 22.6% from R522,990 per kilogram in fiscal 2020 to R641,426 per kilogram in fiscal 2021, mainly due to an increase in cost as well lower gold sold resulted from lower production and grade recovered.
At Masimong, all-in sustaining cost increased by 16.6% from R655 888 per kilogram in fiscal 2020 to R764 577 per kilogram in fiscal 2021, mainly due to an increase in production cost.

At Tshepong Operations, all-in sustaining cost increased by 14.3% from R713 202 per kilogram in fiscal 2020 to R815 333 per kilogram in fiscal 2021, mainly due to an increase in production cost.
At Joel, all-in sustaining cost increased by 13.2% from R826,970 per kilogram in fiscal 2020 to R936,296 per kilogram in fiscal 2021, mainly due to an increase in production cost.
Depreciation and amortization
Depreciation and amortization increased from R3.5 billion in fiscal 2020 to R3.9 billion in fiscal 2021 year due to the operations in fiscal 2021 running for the entire year with no shutdowns, while the charge for fiscal 2020 was impacted by lower production as a result of the closure of underground operations in response to the Covid-19 pandemic. The inclusion of the Mponeng mine and related operations and assets in the asset base also contributed to the increase year on year.
Impairment of assets
An impairment charge of R1.1 billion was recorded in fiscal 2021. No impairment or reversal of impairment was recorded in fiscal 2020.
Tshepong Operations recorded an impairment of R759 million and had a recoverable amount of R5.8 billion. The impairment was due to the updated life-of-mine plan which included a reduction in planned gold resulting from lower grade. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation.
Bambanani had a recoverable amount of R341 million in fiscal 2021 and recorded a goodwill impairment of R187 million. The impairment was mainly as a result of a reduction in grade over the remainder of the operation's life. The reduction in grade is due to unexpected changes in the orebody and a lower mine call factor.
Target 3 recorded an impairment of R178 million. Previous plans to explore the sale of the operation have been abandoned and further development was considered not a viable option at this stage. Therefore management has determined a recoverable amount of Rnil.
Gains/(losses) on derivatives
Gains on derivatives amounted to R1,022 million in fiscal 2021, compared to a loss of R1,678 million in fiscal 2020. Gains and losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortization of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2021, a gain amounted to R1,217 million was recorded compared to a loss of R1,235 million in fiscal 2020.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts entered into after January 1, 2019. A loss of R273 million was recognized in revenue for fiscal 2021 (2020: R134 million). The unamortized portion of day-one loss was R5 million in fiscal 2021, compared with a loss of R8 million in fiscal 2020. For all other contracts, the resulting gains and losses are recorded in gains/losses on derivatives in the income statement. In fiscal 2021, a loss on derivative of R256 million was recorded in the income statement compared to a gain of R6 million in fiscal 2020.
(c) Rand gold contracts
Harmony entered into Rand gold forward sale derivative contracts to hedge the risk of lower Rand gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). The contracts that matured realized a loss of R1,263 million in fiscal 2020 compared to a loss of R2,023 million in fiscal 2021, which has been included in revenue.
During fiscal 2021 and 2020 a negligible amount of hedge ineffectiveness was experienced. The unamortized portion of the day-one loss remained steady at R18 million in fiscal 2020 and R18 million in fiscal 2021. Gain from non-hedge accounted Rand gold contracts of R111 million was included in Gains/(losses) on derivatives in fiscal 2021 compared to a loss of R174 million in fiscal 2020.
(d) Discontinuance of hedge accounting
As a result of the original 21-day lockdown announced in South Africa, effective March 27, 2020, aimed to slow the spread of Covid-19, Harmony closed all deep-level underground mines in South Africa. As a result of the closure, a significant volume of the underlying exposure that was originally intended to be hedged was delayed.
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

Due to the fact that the occurrence of the forecast transactions/hedged items were no longer considered probable, there was no longer an effective hedging relationship and therefore hedge accounting for these hedges was discontinued. Unrealized losses relating to the hedges amounting to R48 million and R187 million of restructured contracts discussed below, previously recognized in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives.
(e) Restructuring of contracts
In response to the gold forwards’ hedged items no longer being probable and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between April 15, 2020 and May 31, 2020 were effectively extended to mature between the periods July 2020 and March 2021.
The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealized losses relating to the hedges amounting to R187 million, previously recognized in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/losses on derivatives. All subsequent gains and losses on the restructured hedges were recognized in profit or loss.
As at June 30, 2021, all the restructured gold forwards had matured.
Corporate, administration and other expenditure
Corporate, administration and other expenditure amounted to R1.1 billion in fiscal 2021 compared to R611 million in fiscal 2020. The increase was largely attributable to the acquisition integration costs of R205 million incurred in relation to the Mponeng Acquisition and an increase in remuneration costs and employee incentive payments from a reduced base in fiscal 2020 following the group-wide pay cuts in response to the Covid-19 pandemic.
Foreign exchange translation gain/loss
A foreign exchange translation loss of R892 million was recorded during fiscal 2020 compared to a gain of R670 million in fiscal 2021. The foreign exchange translation gain in 2021 is predominantly caused by favorable translations on US dollar loan balances which was attributable to the Rand strengthening against the US dollar. The US$/Rand exchange ended at US$/R14.27 for fiscal 2021 whereas for fiscal 2020 the rate was US$/R17.32.
Other operating expenses
(a) Silicosis settlement provision
During fiscal 2021, Harmony’s potential cost to settle the silicosis and TB class actions increased by R80 million, compared to R36 million in fiscal 2020 respectively as a result of changes in estimates.
(b) Loss on scrapping of property, plant and equipment
A loss on scrapping of R161 million (2020: R62 million) was recorded in fiscal 2021. This related to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal.
(c) Remeasurement of contingent consideration
A remeasurement of the contingent consideration liability of R127 million relating to the Mponeng Acquisition was recorded in fiscal 2021.
Acquisition-related costs
Expenses of R124 million were incurred during fiscal 2021 related to various costs attributable to the Mponeng Acquisition. These costs include legal and advisory fees.
Finance costs
Finance costs for fiscal 2021 and 2020 remained relatively stable at R661 million mainly due to the fact that the decrease in finance costs charged on borrowings was offset by the increase in time value of money and inflation component of rehabilitation costs and the decrease in interest cost capitalized. Interest cost capitalized decreased due to the impact of the foreign exchange gain for the year on the capitalization rate calculation, resulting in a lower rate.
(a) Gain on bargain purchase
A gain on bargain purchase of R303 million arose in connection with the Mponeng Acquisition. At acquisition, the fair value of the net identifiable assets acquired amounted to R4.2 billion and the total consideration amounted to R3.98 billion consisting of cash consideration of R3.4 billion and contingent consideration of R544 million.
Income and mining taxes
In fiscal 2020 and 2021, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

	Fiscal year ended June 30,
Income and mining tax	2021	2020
Effective income and mining tax rate	20%	(43)%

The effective tax rate for fiscal 2021 was lower than the mining statutory tax rate of 34% for Harmony and our subsidiaries as a whole, mainly due to the use of unredeemed capital allowances and assessed losses. Refer to note 12 "Taxation" of our consolidated financial statements for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:
•The change in rates on temporary differences, other than hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability of R55 million.
•Unwinding of temporary differences related to unredeemed capital expenditure balance resulted in an increase of R301 million in the deferred tax expense.
•Unwinding of temporary differences related to the assessed loss balance resulted in an increase of R144 million in the deferred tax expense.
•The Rand strengthened during the year which had the effect of reducing the loss on the rand gold contracts that matured during fiscal 2021 as well as positively impacting those that were outstanding at June 30, 2021. The temporary differences related to the Rand gold derivatives changed from deductible temporary differences (i.e. resulting in a deferred tax asset) to taxable temporary differences (resulting in a deferred tax liability). Management assessed the rates at which the temporary differences are expected to reverse and revised the rate from the weighted average deferred tax rate to the non-mining tax rate of 28%. This accounts for R184 million of the deferred tax deficit directly charged to other comprehensive income.
•The net deferred tax positions for each of the group's entities are assessed separately. As at June 30, 2020 a deferred tax asset was recognized in Harmony Gold Mining Company Limited (Harmony Company) and Randfontein Estates Limited (Randfontein Estates). Subsequently, the net deferred tax asset balance had decreased due to the utilization of assessed losses, unredeemed capital expenditure and a decrease in the net derivative liability. Harmony Company's deferred tax asset balance reduced to R175 million while Randfontein Estates' deferred tax asset became a deferred tax liability. Furthermore, the newly acquired Chemwes (Pty) Limited (Chemwes Company) reported a net deferred tax asset position of R97 million.
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “-Critical Accounting Policies and Estimates - Deferred taxes” above. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Freegold (includes the Bambanani, Joel and Tshepong operations), Harmony (includes the Masimong and Unisel operations), Randfontein Estates (includes Doornkop and Kusasalethu) and Moab Khotsong. The deferred tax rate at Freegold increased from 11.4% in fiscal 2020 to 12.1% in fiscal 2021, Harmony decreased from 29.8% to 27.4% in fiscal 2021, Randfontein Estates decreased from 10.1% to 5.1% in fiscal 2021, Moab Khotsong increased from 17.3% to 17.6% in fiscal 2021.
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
Export Sales
All of our gold produced in South Africa during fiscal 2019 to 2021 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.4% interest at June 30, 2021. Until March 31, 2019, all of our gold and silver produced in PNG was sold to The Perth Mint Australia, a Perth-based refinery. Since February 14, 2019, the metals have been sold to the Australian Bullion Corporation.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2021”.
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

	Fiscal year ended June 30,
	2021	2020
	(R in millions)
Operating cash flows	9,179	4,723
Investing cash flows	(8,464)	(3,558)
Financing cash flows	(4,299)	4,305
Foreign exchange differences	46	(106)
Total cash flows	(3,538)	5,364
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand/US$ exchange rate, cash costs per ounce and, in the case of the international operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash generated by operations increased from R4.7 billion in fiscal 2020 to R9.2 billion in fiscal 2021. This increase is mainly due to the the higher gold price received and the inclusion of the results of the Mponeng operations and related assets.
Investing
Net cash utilized by investing activities increased from R3.6 billion in fiscal 2020 to R8.5 billion in fiscal 2021. The increase principally relates to the Mponeng Acquisition (R3.4 billion). The increase was further supplemented by the additions in property, plant and equipment of R5.1 billion compared to R3.6 billion spent in fiscal 2020.
The last condition precedent for the Mponeng Acquisition was fulfilled during September 2020, resulting in an acquisition date of October 1, 2020. See note 14 "Acquisitions and Business Combinations" of our consolidated financial statements and See Item 10.C "Material Contracts - Sale Agreement" for further details.
Financing
Financing activities utilized R4.3 billion in fiscal 2021, compared to cash generated of R 4.3 billion in fiscal 2020. This was mainly due to the receipt of proceeds from issue of shares and borrowing raised in fiscal 2020. In fiscal 2020, Harmony completed a placing (the "Placing") in respect of 60,278,260 new ordinary shares with existing and new institutional investors at a price of R57.50 per share, raising gross proceeds of approximately US$200 million (R3.5 billion). The shares issued represented, in aggregate, approximately 11.1% of Harmony’s issued ordinary share capital before the Placing. The proceeds of the Placing were used by the company to discharge the US$200 million cash consideration for the Mponeng Acquisition.
In fiscal 2021, borrowings repaid amounted to R3.5 billion and no additional borrowing was drawn whereas in fiscal 2020 borrowings drawn of R6.5 billion and borrowings repaid of R5.7 billion resulted in the net inflow amount of R880 million.
Outstanding Credit Facilities and Other Borrowings
On September 26, 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million syndicated term loan and revolving credit facility. The initial term of three years was extended by one year in July 2020. US$300 million (R4,541 million) was drawn down on the syndicated term loan and revolving credit facility in October 2019 and a further US$50 million (R900 million) was drawn down in April 2020. During fiscal 2021, US$150 million (R2.3 billion) was repaid on the loan. US$200 million (R2.8 billion) remained outstanding as at June 30, 2021.

The key terms of the US$400 million syndicated term loan and revolving credit facility are:
Term facility:         $200 million
Margin on term facility:     3.1% over 3 month LIBOR
Revolving facility:         $200 million
Margin on revolving facility: 2.9% over 3 month LIBOR
Maturity:             Three years, extendable by 1 year
Security:             Certain shares and claims
On July 9, 2018, we entered into a four-year loan with Westpac - Bank - PNG - Limited for the amount of US$24 million (R322 million) to finance the acquisition of fleet equipment for the Group's Papua New Guinea operations. The US$24 million four-year loan is repayable in quarterly installments. During fiscal 2020, US$6 million (R96 million) was repaid on the loan. During fiscal 2021, US$6 million (R96 million) was repaid on the loan and US$7.6 million (R109 million) remained outstanding at June 30, 2021.
The key terms of the US$24 million four-year loan are:
Facility:            $24 million
Margin on term facility:    3.2% over 3 month LIBOR
Maturity:            Four years
Security:            Certain vehicles and machinery
On November 8, 2018, Harmony concluded a four-year R2 billion syndicated facility with Nedbank and ABSA which consists of a R600 million term facility and a R1.4 billion revolving credit facility to replace the R1 billion revolving credit facility. During fiscal 2021, R1.1 billion was repaid. As at June 30, 2021, R453 million remained outstanding and R1,400 million was available on the revolving credit facility and Rnil was available on the term facility.
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
In June 2020, lenders agreed to relax the tangible net worth to total net debt covenant from four times to two times until December 2020, in order to provide flexibility to Harmony following the disruptions from the Covid-19 pandemic. From January 1, 2021, the original covenants were reinstated. No breaches of the covenants were identified during the tests in the 2020 and 2021 fiscal years.
Recently Retired Credit Facilities and Other Borrowings
On June 16, 2020, we entered into a US$200 million bridge loan facility with a syndicate of lenders in order to fund the acquisition of assets from AngloGold Ashanti Limited. No draw-down was made on the facility as at June 30, 2020 and the facility was subsequently canceled on July 6, 2020.
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

Capital Expenditures
Total budgeted capital expenditures for fiscal 2022 are R8,029 million. See Item 4: “Information On The Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2021:

R’millions

Authorized and contracted for[1]	373
Authorized but not yet contracted for	7,425
Total	7,798
1 Including our share of the PNG joint operation's capital expenditure of R32 million.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next two to five years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Harmony's portion of the Wafi-Golpu project. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Key Information - Risk Factors - Risks related to our operations and business - Our operations have limited proved and probable reserves. Exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - D. Exchange Controls”.
The information set forth under the heading:
•“- Delivering profitable ounces - Operational performance” on pages 31 to 66 of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
C: RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading:
•“- Delivering profitable ounces - Operational performance” on pages 31 to 66 of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
E. OFF-BALANCE SHEET ARRANGEMENTS
Contractual obligations in respect of mineral tenement leases in PNG amount to R17 million at June 30, 2021.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.

Contractual Obligations on the Balance Sheet
The following table summarizes our contractual obligations as of June 30, 2021:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2021 to June 30, 2022	12-36 Months July 1, 2022 to June 30, 2024	36-60 Months July 1, 2024 To June 30, 2026	After 60 Months Subsequent June 30, 2026
	(R’millions)	(R’millions)	(R’millions)	(R’millions)	(R’millions)

Bank facilities[1]	3,649	505	3,144	—	—
Post-retirement health care[2]	247	—	—	—	247
Environmental obligations[3]	4,662	—	—	—	4,662
Silicosis settlement obligation[4]	854	175	350	329	—
Contingent consideration[5]	648	—	36	388	224
Streaming contract liability[6]	1,218	464	690	64	—
Total contractual obligations	11,278	1,144	4,220	781	5,133
1    See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings”. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2    This liability relates to post-retirement medical benefits of Freegold, Moab Khotsong and Mponeng employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2021.
3    We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Provision for environmental rehabilitation”.
4    This liability relates to potential cost of settling the silicosis and TB class actions that have been instituted against the group in South Africa. See Item 3: “Key Information - Risk Factors - Risks related to our operations and business - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and note 27 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
5    The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets. See Item 10: “Additional information - Material contracts - Sale agreement ” and Item 5: “Operating and Financial Review and Prospects - Results of the operations - Remeasurement of contingent consideration”.
6    The liability relates to the contractual obligation to deliver the stipulated gold ounces to Franco-Nevada over the remaining term of the agreement. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Streaming arrangement” and note 31 “Streaming arrangements” to our consolidated financial statements set forth beginning on page F-1.
Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2021:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2021 to June 30, 2022	12-36 Months July 1, 2022 to June 30, 2024	36-60 Months July 1, 2024 To June 30, 2026	After 60 Months Subsequent June 30, 2026
	(R’millions)	(R’million)	(R’million)	(R’million)	(R’millions)

Guarantees[1]	960	—	—	—	960
Capital commitments[2]	373	373	—	—	—
Total commitments expiring by period	1,333	373	—	—	960
1    R479 million of these guarantees relate to our environmental and rehabilitation obligation.
2    Capital commitments consist only of amounts committed to external suppliers, although a total of R7.8 billion has been approved by the board for capital expenditures.
G. SAFE HARBOR
The information set forth under the heading “Cautionary statement about forward-looking statements” on page iii is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“-Our leadership” on pages 13 to 14
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
•“-Remuneration report” on pages 145 to 156
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
•“-Corporate governance” on pages 130 to 140;
•“-Board committees” on pages 141 to 144;
•“-Remuneration report” on pages 145 to 156; and
•“-Audit and risk committee: Chairperson’s report” on pages 157 to 160.
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
•“-Caring for our workforce” on pages 114 to 120
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
E. SHARE OWNERSHIP
The information set forth under the heading:
•“See note 37 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1.
of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 22, 2021, our issued share capital consisted of 616,525,702 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as of September 23, 2021 is set forth below:

Holder	Number of shares	Percentage

African Rainbow Minerals Limited[1]	74,665,545	12.12%
Van Eck Global Associates Corporation	58,573,115	9.51%
Government Employees Pension Fund (PIC)	48,452,144	7.86%
Fairtree Asset Management (Pty) Ltd	40,067,765	6.5%
1     Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.

The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as of June 30, 2021
	2021	2020	2019
	%	%	%
African Rainbow Minerals Limited	12.12	12.38	13.89
Van Eck Associates Corporation	9.16	10.11	12.21
Public Investment Corporation of South Africa	7.77	4.85	3.93
Fairtree Capital	5.81	5.40	4.01
B. RELATED PARTY TRANSACTIONS
See note 37 “Related Parties”, note 18 (b) “Other non-current assets”, note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18: “Financial Statements" and Item 3: “Key Information - Selected Financial Data”.
Legal Proceedings
None of our properties is the subject of pending material legal proceedings. We have been involved in a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. At June 30, 2021 and June 30, 2020 the provision was R854 million and R892 million respectively, primarily due to the time value of money accretion. This was offset by the change in estimate due to the timing of cash flows.
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on a number of factors, including changes in benefit take-up.
See See Item 3: “Key Information - Risk Factors - Risks related to our operations and business - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and to Note 27 “Other Provisions - Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2021.”
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
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R8,119 billion (US$369 billion) at June 30, 2021. The JSE mining index (FTSE/JSE Africa Mining Index) market capitalization was R1,712 billion (US$120 billion)1 at June 30, 2021, 21.1% of the overall JSE market capitalization.
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2021 Form 20-F.
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
Sale Agreement
On February 12, 2020, the Company announced an agreement to purchase the remaining South African producing assets and related liabilities of AngloGold Ashanti Limited pursuant to the Mponeng Acquisition. The Mponeng Acquisition includes the following assets and liabilities:
•the Mponeng mine and its associated assets and liabilities;
•the Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;
•First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities (the FUSA Group);
•Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and
•certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.
Consideration for the Mponeng Acquisition was a cash payment of US$200 million, due on the closing date, and contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250,000 ounces per year for six years commencing January 1, 2021; and
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.

The agreement is subject to certain conditions precedent, the last of which was fulfilled in September 2020. Closing of the Mponeng Acquisition occurred with effect on October 1, 2020. See note 14 “Acquisitions and Business Combinations ” to our consolidated financial statements set forth beginning on page F-1.
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
During fiscal 2021, US$150 million (R2.3 billion) was repaid on the loan. US$200 million (R2.8 billion) remained outstanding as at June 30, 2021.
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
As at June 30, 2021, R453 million remained outstanding and R1,400 million was available on the revolving credit facility and Rnil was available on the term facility.
US$24 Million Four-year Loan
On July 9, 2018, Harmony, as a borrower, entered into a loan to finance its new fleet in Hidden Valley with Westpac - Bank - PNG - Limited. The loan is repayable in quarterly installments and matures in July 2022.
The US$24 million four-year loan bears interest at 3.20% over three month LIBOR. The loan is secured by a cession and pledge of vehicles and machinery purchased. The outstanding balance under the loan at June 30, 2021 was R109 million.
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
These comments relate to exchange controls in force at June 30, 2021. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.

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
Dividends
With effect from April 1, 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends effectively borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from February 22, 2017 (previously 15%). Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulated intermediary, as the case may be, as a withholding agent. Dividends tax is not payable to the extent that the recipient is, amongst others, a South African resident company that has provided the relevant declaration and undertaking to the company declaring and paying the dividend.

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
Generally, the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset that constitutes immovable property held by that person or any interest or right of whatever nature of that person to or in intellectual property where that property is situated in South Africa is deemed to have been sourced in South Africa and be subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:
•80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock. This requirement will include rights to variable or fixed payments as consideration for the working of, or the right to work mineral deposits, sources and other natural resources in the Republic; and
•the person directly or indirectly holds at least 20% of the equity shares in the company or ownership or right to ownership of the other entity.
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
You will be a “US holder” if you are a beneficial owner of ordinary shares and you are:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate whose income is subject to US federal income tax regardless of its source; or
•a trust if: (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
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
US holders of ADSs
For US federal income tax purposes, a US holder of ADSs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by The Bank of New York Mellon as depositary ("Depositary") for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.
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
This Harmony 2021 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2021. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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
In accordance with IFRS 9 - Financial Instruments, we account for our derivative financial instruments as hedging transactions if the following criteria are met:
•in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur, and
•in the case of a cash flow hedge, the hedging instrument is expected to be highly effective.
During fiscal 2021 and 2020, we designated the majority of the gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See ‘- Commodity Price Sensitivity’ below.

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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. At June 30, 2021, the nominal amount of the zero cost collars is US$116 million spread over a 24-month period with a weighted average cap price of US$1=R18.54 and weighted average floor price of US$1=R16.93. Additionally, at June 30, 2021 Harmony had open foreign exchange forward contracts which had a nominal amount of US$26 million spread over a 24-month period at an average exchange rate of US$1 = R18.43.
Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2021 and 2020, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above.
The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: “Key Information - Risk Factors - Strategic and market risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. See Item 5: “Operating and financial review and prospects - Operating results - Revenue".
Commodity Sales Agreements
At June 30, 2021, the open Rand gold forward sale contracts amounted to 309,000 ounces spread over 18 months at an average of R976,000/kg. The open US$ gold forward contracts amounted to 73,000 ounces spread over 24 months at an average of US$1,743/oz. The open US$ silver zero cost collars amounted to 2,055,000 ounces spread over 24 months with a weighted average floor of US$21.72/oz and a weighted average cap of US$23.99/oz.
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
The sensitivity analysis was performed based on 100 basis points for all borrowings and financial assets in fiscal 2020 as an indicator of the potential impact of interest rate changes to the group. Management has refined the approach for determining reasonable possible changes from the prior year. The refined approach, which uses a larger population of market analyst forecasts, aims to provide an improvement in the estimation of reasonable possible changes used for sensitivity analysis. In fiscal 2021, The analysis was performed on a sensitivity of 25 basis points for all borrowings and financial assets. The analysis assumes that all other variables remain constant.
Sensitivity analysis-borrowings

	Fiscal year ended June 30,
	2021	2020
	(R in millions)
Increase in 25 basis points (2020:100 basis points)	(1)	(77)
Decrease in 25 basis points (2020:100 basis points)	1	77

Sensitivity analysis - financial assets

	Fiscal year ended June 30,
	2021	2020
	(R in millions)
Increase in 25 basis points (2020:100 basis points)(a)	16	58
Decrease in 25 basis points (2020:100 basis points)(a)	(16)	(58)
(a)    The comparative year's computed sensitivity analysis permissibly excludes cash received on June 30, 2020 as a result of the the equity raise on 24 June 2020. Refer to note 14 "Acquisitions" of our consolidated financial statements.
For further information on sensitivities, see note 39 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1.
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
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below:
Fees and Expenses

Persons depositing shares or withdrawing shares holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The execution and delivery of ADRs
•The surrender of ADRs

$.02 (or less) per ADS	•Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders

Registration or transfer fees	•Transfer and registration of equity shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	•Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
•Converting foreign currency

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	•As necessary

In addition, ADR holders must pay any tax or other governmental charge payable by the Depositary or its custodian on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Depositary may:
•refuse to effect any transfer of such ADRs or any withdrawal of ADSs;
•withhold any dividends or other distributions; or
•sell part or all of the ADSs evidenced by such ADR,
and may apply dividends or other distributions or the proceeds of any sale in payment of the outstanding tax or other governmental charge. The ADR holder remains liable for any shortfall.
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
During the fiscal year ended June 30, 2021, Harmony received net direct and indirect payments of R24,117,609 from the Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2021, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2021.
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
Management has excluded Mponeng operations and related assets from our assessment of internal control over financial reporting as of June 30, 2021, because it was acquired by the Company in a business combination during the year ended June 30, 2021. Mponeng operations and related assets consist of the Mponeng, Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities, certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities (the VR Remaining assets) and wholly-owned subsidiaries (First Uranium (Pty) Limited, Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited) whose total assets and total revenues excluded from management's assessment of internal control over financial reporting represent approximately 14% of consolidated total assets and approximately 19% of consolidated total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control -Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2021, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2021.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2021 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2021 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“-Corporate governance” on pages 130 to 140 of the Integrated Annual Report for the 20-F 2021 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2020	Rand	33.7 million
Fiscal year ended June 30, 2021	Rand	49.5 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2020	Rand	4.8 million
Fiscal year ended June 30, 2021	Rand	5.8 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2020	Rand	0.4 million
Fiscal year ended June 30, 2021	Rand	—
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Date File (XBRL information):

Fiscal year ended June 30, 2020	Rand	1.1 million
Fiscal year ended June 30, 2021	Rand	0.9 million
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
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2021 Form 20-F:
•Index to Financial Statements;
•Report of Independent Registered Public Accounting Firm; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated February 1, 2018 http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm
2.1	Notice of annual general meeting dated October 28, 2021 to be held on December 7, 2021.
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

4.3
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

4.4
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

4.5
Loan Agreement between Harmony Gold Mining Company Limited and the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_63.htm

4.6
Intercreditor agreement between African Rainbow Minerals Limited and Harmony Gold Mining Company Limited, dated March 1, 2016 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016, filed on October 26, 2016) http://www.sec.gov/Archives/edgar/data/1023514/000120561316000327/ex4_64.htm

4.7
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

4.8
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

4.9
Harmony Gold Mining Company Limited 2006 Share Plan as amended and approved November 25, 2016 (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit438harmonygold2006s.htm

4.10
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to /Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.11	Amended and restated trust deed of the Harmony ESOP trust dated Jun 13, 2019 https://www.sec.gov/Archives/edgar/data/1023514/000162828020015058/exhibit448amendedesoptrust.htm
4.12
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

4.13
Facility Agreement dated July 9, 2018 among into between Morobe Consolidated Goldfields Limited, Harmony Gold (Australia) Proprietary Limited and Westpac Bank - PNG - Limited http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit451morobewestpacloan.htm

4.14	Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm
4.15
Sale agreement , dated February 12, 2020, entered into between Angolgold Ashanti Limited and Harmony Gold Mining Company Limited and Harmony Moab Khotsong Operations Proprietary Limited and Golden Core Trade and Invest Proprietary Limited https://www.sec.gov/Archives/edgar/data/1023514/000162828020015058/exhibit453projectprismsale.htm

4.16
Term an revolving credit facilities agreement up to USD 400,000,000, dated August 19, 2019, entered into between Harmony Gold Mining Company Limited, arranged by ABSA Bank Limited (acing through its Corporate and Investment Banking Division) and Nedbank Limited (acing through its Nedbank Corporate and Investment Banking Division) with Absa Bank Limited (acing through its Corporate and Investment Banking Division) acting as Facility Agent https://www.sec.gov/Archives/edgar/data/1023514/000162828020015058/exhibit454term_rcaxexecuti.htm

4.17
Bridge facility agreement of up to USD 200,000,000 for Harmony Moab Khotsong Operations Proprietary Limited and Golden Core Trade and Invest Proprietary Limited arranged by ABSA Bank Limited (acing through its Corporate and Investment Banking Division) and Citibank N.A. (London Branch) and Firstrand Bank Limited (London Branch) and J.P. Morgan Securities PLC with Absa Bank Limited (acing through its Corporate and Investment Banking Division) acting as Facility Agent https://www.sec.gov/Archives/edgar/data/1023514/000162828020015058/exhibit455bridge_facilityx.htm

4.18	ARM - BBEE Loan Agreement, dated 28 June 2021, entered between Harmony Gold Mining Limited and the trustees for the time being of ARM - Broad Based Economy Empowerment Trust
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2021 dated October 29, 2021
99.1	Consolidated Financial Statements 2021 dated October 29, 2021
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
††    Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2021 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2021 is not deemed to be filed as part of Harmony 2021 Form 20-F.

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
Date: October 29, 2021
S-1