Form 20-F
period 2022-06-30
HARMONY GOLD MINING CO LTD
filed 2022-10-31
CIK 1023514

As filed with the Securities and Exchange Commission on October 31, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 616,525,702 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑  No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2022 (“Harmony 2022 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony's 2022 suite of reports, including from its Integrated annual report 2022, Environmental, Social and Governance ("ESG") report 2022 as well as the Climate-related financial disclosures report 2022, included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2022”) is incorporated by reference into the Harmony 2022 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2022 is not deemed to be filed as part of the Harmony 2022 Form 20-F.
Only (i) the information included in the Harmony 2022 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2022 that is expressly incorporated by reference in the Harmony 2022 Form 20-F and (iii) the exhibits to the Harmony 2022 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2022 which is not referenced in the Harmony 2022 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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
- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2022 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with United States Securities and Exchange Commission Regulation S-K 1300, it is based on assumptions which may prove to be incorrect. See Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and relevant commodity prices; As a result, metals produced in future may differ from current estimates.”
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram” “all-in sustaining costs”, “all-in sustaining costs per ounce” and “all-in sustaining costs per kilogram”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects - Key factors affecting our results – Costs" and :- Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R15.21 per US$1.00 for fiscal 2022 and R15.40 per US$1.00 for fiscal 2021). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this annual report and the exhibits to this annual report, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;
•the impact from, and measures taken to address, the coronavirus disease ("Covid-19") pandemic and other contagious diseases, such as HIV and tuberculosis;
•rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions;
- ii -

•estimates of future earnings, and the sensitivity of earnings to gold and other metals prices;
•estimates of future gold and other metals production and sales;
•estimates of future cash costs;
•estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;
•estimates of provision for silicosis settlement;
•increasing regulation of environmental and sustainability matters such as greenhouse gas (“GHG”) emission and climate change, and the impact of climate change on our operations;
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
•fluctuations in the market price of gold and other metals;
•the occurrence of hazards associated with underground and surface gold mining;
•the occurrence of labor disruptions related to industrial action or health and safety incidents;
•power cost increases as well as power stoppages, fluctuations and usage constraints;
•supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital;
•our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level;
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
•court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights;
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
A. [Reserved]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and American Depositary Shares ("ADSs"). There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Although we have a formal risk policy framework in place, the maintenance and development of which is undertaken on an ongoing basis so as to help management address systematic categories of risk associated with our business operations, any of these risks could have a material adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial (and have therefore not been included), could also adversely affect our business, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks.
Summary of Risk Factors
Risks Related to Our Industry
1.We are exposed to the impact of any significant decreases in the commodity prices on our production
2.The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
3.The nature of our mining operations presents safety risks
4.Mining companies face strong competition and industry consolidation
5.Laws governing health and safety affect our business and could impose significant costs and burdens
6.Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
7.HIV/AIDS, tuberculosis and other contagious diseases, such as Covid-19, pose risks to us in terms of productivity and costs.
8.Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
9.Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
Risks Related to Our Operations and Business
1.Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
2.Infrastructure constraints and aging infrastructure could adversely affect our operations
3.Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
4.Illegal mining and other criminal activity at our operations, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability
5.Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results

6.Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
7.We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
8.The use of contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs
9.We are dependent on a number of highly-integrated communication and IT systems, any disruption to which could have an adverse effect on our results of operations and financial condition
10.Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
11.Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
12.We are subject to the risk of litigation, the causes and costs of which are not always known
Risks Related to ESG
1.Increasing scrutiny and changing expectations from our stakeholders, including communities, governments and non-governmental organization ("NGOs") as well as investors, lenders and other market participants, with respect to our ESG performance and policies may impose additional costs or expose us to additional risks
2.We are subject to extensive environmental regulations in the countries in which we operate
3.The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
4.Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
5.Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition
6.We may not be able to meet our ESG targets
7.Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us
8.Climate change may present physical risks to our operations
9.The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
10.Our operations are subject to water use and other licenses, which could impose significant costs
11.Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation
12.We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
13.Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Risks Related to Our Corporate and Financing Structure and Strategy
1.Our inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements
2.We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
3.Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet, resulting in impairments
4.Our ability to service our debt will depend on our future financial performance and other factors

5.We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits
6.Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
7.As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
8.The continued status of South Africa’s credit rating as non-investment grade, as well as a potential grey-listing of South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favorable terms, or at all
9.We may not pay dividends or make similar payments to our shareholders in the future
Strategic and Market Risks
1.The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations
2.Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
3.Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
4.Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.
5.Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition
6.Investors may face liquidity risk in trading our ordinary shares on the JSE Limited
7.Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares)
8.Global, social, political and economic conditions could adversely affect the profitability of our operations
9.The risk of unforeseen difficulties, delays or costs in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
Other Regulatory and Legal Risks
1.Breaches in our information technology ("IT") security processes and violations of data protection laws may adversely impact the conduct of our business activities and may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
2.Failure to comply with laws, regulations, codes and standards, policies and procedures or contractual obligations may lead to fines and penalties, loss of licenses or, permits, may negatively affect our financial results, and adversely affect our reputation
3.Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
4.US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company
Risks Related to Our Industry
We are exposed to the impact of any significant decreases in the commodity prices on our production
As a rule, we sell our gold and silver at the prevailing market price. In order to manage commodity price risk we maintain a commodity hedging program. Contracts entered into under this program manage variability of cash flows for up to 20% of the Group’s total production over a two-year period for gold and up to 50% for silver. Our remaining unhedged future production is not protected against decreases. If the gold or silver price should decrease significantly, our revenues may be materially adversely affected, which could materially adversely affect our operating results and financial condition.
The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
The advent of Covid-19 posed an adverse effect to production and sustainability with a greater threat of life to employees. Covid-19 remains a threat due to emergence of new variants which may be more infectious and/or more lethal. Our operations have been and may continue to be impacted by the Covid-19 pandemic. The continued spread of Covid-19 could continue to result in serious illness (including incapacity) or death, or quarantine of our employees and contractors.

These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS and diabetes have worsened the outcomes among the individuals infected with Covid-19.
Although Covid-19 vaccines are being rolled out globally, including in the regions where we operate, uncertainties remain with respect to the emergence of new Covid-19 viral mutations and the efficacy of the Covid -19 vaccines currently available to address these new mutations . See “Integrated Annual Report for the 20-F 2022 – Social – Health” on page 139 to 146.
In addition, any actions taken by governments or regulators in response to the Covid-19 pandemic have impacted, and could have a further material impact, on our operations and lead to an increase in our costs. The government of South Africa has eased most Covid-19 regulations including the wearing of masks, mass gatherings and travel restrictions in a move not uncommon globally signaling the lower risk identified around the virus.
Our operational costs have increased due to Covid-19 and we believe we will be required to continue to allocate financial resources on preventative measures such as vaccine rollouts, promotion and education. Any new measures may result in additional costs incurred or interference with management's and/or employees’ productivity.
The extent to which the Covid-19 pandemic will impact our results will depend on the scale, duration and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of the outbreak and new variants. There have been instances in which governmental restrictions have been re-imposed where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future.
Our property and business interruption insurance and liability may not cover or be sufficient to fully cover any of our losses resulting from public health emergencies and other events that could disrupt our operations, such as Covid-19. See “– Risks related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims”.
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
The nature of our mining operations presents safety risks
The environmental and industrial risks identified elsewhere in this annual report also present safety risks for our operations and our employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2022 – Social – Safety” and "– Health" on pages 133 to 138 and 139 to 146.
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
Laws governing health and safety affect our business and could impose significant costs and burdens
In South Africa, the Mine Health and Safety Act, 29 of 1996 (“MHSA”), requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment and personal protective equipment.

Further, pursuant to the MHSA we must ensure compliance with various licenses, permissions or consents that have been issued to it pursuant to the various provisions of applicable legislation.
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other applicable legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may, depending on the circumstances, be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which we operate, the regulatory authority also issues closure notices for the operation or parts thereof, following the occurrence of an injury or death threat. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa”.
Any further changes to the health and safety laws which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in us incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations, codes or standards, which could also have a material adverse effect on our business, operating results and financial condition.
In June 2022, the Minister of Mineral Resources and Energy ("Minister") released a draft Mine Health and Safety Amendment Bill 2022 (the "MHSA Amendment Bill") for public comment. The MHSA Amendment Bill would amend certain provisions of the MHSA. The Bill contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The Bill deals (amongst others) with proposed increases of fines in respect of instances of non-compliance, requiring more direct involvement of executives (particularly CEOs), concept of "strict liability", changes to the duty of care obligations relating to training and formulation of training programs.
In the Independent State of Papua New Guinea (“PNG”), the safety of employees, contractors and third parties at our mining operations is regulated by the PNG Mining (Safety) Act 1977 (“PNG Mining (Safety) Act”) and the Regulations issued thereunder. Pursuant to section 6(1)(e)(i) of the PNG Mining (Safety) Act, an inspector has the power to order the cessation of operations on any part of a mine for such (unlimited) time as he or she considers may be necessary to satisfy the safety provisions of the Act. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during and following the cessation.
The mining regime in PNG, including the PNG Mining (Safety) Act and Regulations, is currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In June 2021, the Government of the PNG (the "PNG Government") released a draft Mine & Works (Safety and Health) Bill 2021 for comment by the PNG Chamber of Mines and Petroleum and other interested parties. If enacted, the Bill will repeal and replace the PNG Mining (Safety) Act and introduce a number of provisions which could have a material adverse effect on our operations and projects in PNG, and our operating results or financial condition. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum and directly with the PNG Mineral Resources Authority (“MRA”), the PNG Department of Mineral Policy and Geohazards Management ("DMPGM") and the PNG Chief Inspector of Mines. See Item 4: “Information on the Company – Business Overview - Regulation - Health and Safety – Papua New Guinea”.
Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 95% among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment, which may be exacerbated by the Covid-19 pandemic, can lead to communities and unions working together to create instability in and around mining operations. See “—The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition” above.
In October 2018, we concluded a three-year wage agreement with unions representing the majority of our South African employees. This agreement was extended to all employees irrespective of union affiliation. We have experienced a relatively peaceful labor environment since the conclusion and implementation of this wage agreement. On September 16, 2021, Harmony announced the acceptance of another three-year wage agreement by the unions, effective from July 1, 2021. The negotiations were concluded in a peaceful manner. However we are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4: “Information on the Company – Business Overview – Regulation – Labor Relations”, “Integrated Annual Report for the 20-F 2022 – Social – Caring for our employees” on pages 147 to 153. South African employment law sets out minimum terms and conditions of employment for employees although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2022 – About Harmony – Our material matters” on page 35 to 38.
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

In PNG, the workforce in our mining operations is not significantly unionized, and attempts to unionize have had little employee support. However, during the Covid-19 pandemic our PNG operations experienced limited non-procedural industrial action arising from adjustments to work rosters and incentive programs to align with mine health and Covid-19 quarantine measures.
Our PNG operations are also subject to disruption as a result of actions taken by landowners and occupants of the land within the area of impact of such operations, including the blockading of access routes to the operations. These disruptions generally arise as a result of grievances with regard to the non-distribution by the PNG Government to local communities of mine-derived royalties and other benefits, or in relation to the participation of local businesses in the provision of goods and services to the operations.
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
The continued spread of Covid-19 could result in serious illness (including incapacity) or death, or quarantine of our employees and contractors, which may be exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions (diabetes and oncology emerging as new prevalent risks) including conditions which compromise the immune system, may worsen the outcomes among the individuals infected with Covid-19.
Any disruption to production or increased operational costs as a result of the spread of contagious diseases, such as Covid-19, HIV/AIDS or tuberculosis, could have a material adverse effect on our business, operating results and financial condition. See “Integrated Annual Report for the 20-F 2022 – Social – Health" on pages 139 to 146.
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
South Africa
In South Africa, we are governed by the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - MPRDA” for a description of the principal objectives set out in the MPRDA.
The MPRDA was promulgated as effective legislation on May 1, 2004 and transferred ownership of mineral resources to the South African people, with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities to Historically Disadvantaged South Africans (“HDSAs”) who wish to participate in the South African mining industry and advance socio-economic development. We currently continue to comply with the requirements of the MPRDA. Any failure to comply with the conditions of our mining rights, whether intentional or unintentional, could have a material adverse effect on our operations and financial condition and could result in the cancellation or suspension of our mining rights.
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
•Mining right holders must, pursuant to their social and labor plans (“SLPs”), contribute to the socio-economic development in the areas in which they operate and labor sending areas (i.e. a local municipality which a majority of mine workers consider to be their primary residence). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.
•Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated pursuant to the National Environmental Management Act, 107 of 1998 (“NEMA”), the EIA Regulations and the Financial Provision Regulations, 2015 (as they may be amended). As discussed in Item 4: “Information on the Company – Business Overview – Regulation - Laws and Regulations Pertaining to Environmental Protection – South Africa” it is anticipated that the Financial Provision Regulations, 2015 will be replaced by revised regulations following further engagement with the mining industry.
•The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods are intended to hold the parties accountable and to ensure that appeals are resolved in a timely manner.
The Mining Charter
On September 27, 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Mining Charter III”), on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines for the Broad Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Implementation Guidelines”) published on the same date. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") and the amended Charter gazetted in September 2010 (the “Amended Charter”). Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company’s ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was due on or before March 31, 2020, although on April 11, 2020, the Minister gazetted directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of Covid-19, which extended the date for submission of the first annual report to June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline.
While the ownership requirement for HDSAs in relation to existing mining rights has not increased (provided that we met the 26% requirement under the Amended Charter), we may be required to comply with new HDSA ownership requirements in relation to any renewals, consolidations and transfers of our existing rights and any applications for new mining rights. The increased HDSA requirements in relation to employment equity, procurement of goods and services and enterprise and supplier development may result in additional costs being incurred by us, which could have a material adverse effect on our results of operations and financial condition.
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
The application aligns with the MCSA’s previously stated view that most aspects of Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. In August 2020, the current Minister, Gwede Mantashe, withdrew his notice of appeal to the Supreme Court of Appeal in respect of the declaratory order issued in April 2018 by the High Court of South Africa (Gauteng Division). The declaratory order held that black economic empowerment (“BEE”) ownership transactions should continue to be recognized for regulatory certainty purposes and for the duration of the mining right – even where the BEE partner has sold or transferred part of or all its equity. The MCSA’s judicial review application was heard before a full bench of judges in May 2021. Judgment was handed down on September 21, 2021 (the "2021 Judgement") setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMRE informed the National Assembly's Portfolio Committee on Mineral Resources and Energy that it did not intend to appeal the outcome of the 2021 Judgement, but instead will consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
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
Papua New Guinea
In PNG, mining is primarily regulated by the PNG Mining Act 1992 (the “PNG Mining Act”) and the PNG Mining (Safety) Act and their respective Regulations. All minerals are owned by the Independent State of Papua New Guinea, which grants rights to explore for or mine such minerals under a concessionary tenement system. Types of tenement include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purposes; and mining easement. See Item 4: "Information on the Company – Business Overview – Regulation - Mineral Rights - Papua New Guinea".
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. In addition to the review of applicable legislation, PNG mineral policy and mining-specific sector policies are also being reviewed and drafted, including a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy and a mine closure policy and mining project rehabilitation and closure guideline.
Over that period, various draft revisions of the PNG Mining Act have been circulated for comment, most recently in 2018 and 2020. The most recent draft revisions include an increase in the royalty rate and changes to the terms of the PNG Government's option to acquire an interest in a mineral discovery, the percentage extent of such option, the consideration payable for it, and the contributions to be made by the PNG Government pursuant to it. Other proposed revisions include the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “fly-in, fly-out” employment practices, and the introduction of downstream processing obligations. If enacted in their proposed form and applied to our operations and projects in PNG, the revisions will potentially affect those operations and projects and could have a material adverse effect on our business, operating results and financial condition.
In May 2019, Hon James Marape M.P. was appointed Prime Minister of PNG following a vote of no confidence in the previous Government. In September 2022, he was re-appointed as Prime Minister for a second term following a national general election. Since his appointment, the PNG Government has advocated a policy of "Take Back PNG", including a review and restructuring of resource laws so as to increase the PNG Government's share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects, and promote direct involvement in mining and exploration by a State-owned entity ("SOE").
On June 26, 2020 the Mining (Amendment) Act 2020 (the “PNG Mining (Amendment) Act”) was enacted, which requires the real-time provision of production and mineral sales data to the MRA. The PNG Mining (Amendment) Act also amended the PNG Mining Act to provide that the PNG Government has the power to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement. Wholly or majority PNG-owned entities, including an SOE, then have a statutory priority in applying for a new tenement over the reserved land.
On July 16, 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialization of State Businesses (the “PNG Organic Law”) was tabled for reading in Parliament. The PNG Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to an SOE (which will not be subject to the PNG Mining Act or the regulation of the MRA), and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime. The PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it envisages will be negotiated by the SOE on a case-by-case basis.
It is presently uncertain if the PNG Organic Law will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to our current operations and projects in PNG. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum and directly with the MRA and the DMPGM.
Due to this uncertainty, we are unable to express a view on the likely impact of the potential changes to the PNG mining regime, save to state that, if the presently proposed PNG Organic Law and revision of the Mining Act are adopted and applied to our operations and projects in PNG, they could have a material adverse effect on our business, operating results and financial condition.
PNG mining legislation and mining tenements contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Our financial flexibility could be constrained by the Exchange Control Regulations in the countries in which we operate
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (“CMA”) are subject to exchange controls enforced by South African Reserve Bank ("SARB"). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, our ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa and could therefore have a material adverse effect on our business, operating results and financial condition.
Our operation in PNG (including the export of gold and the operation of approved offshore foreign currency accounts) are subject to the foreign exchange control and other directives of the Bank of Papua New Guinea. The withdrawal of existing approvals or the imposition of restrictions could potentially hinder our financial and strategic flexibility, and could have a material adverse effect on our business, operating results and financial condition.
Risks Related to Our Operations and Business
Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which could adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
In connection with our acquisition in 2018 of the Moab Khotsong and Great Noligwa mines from AngloGold Ashanti Limited ("AngloGold"), together with other assets and related infrastructure (the “Moab Acquisition”), we inherited a two-thirds interest in the Margaret Water Company NPC ("Margaret Water") for all pumping and water-related infrastructure at its Margaret shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein (“KOSH”) basin groundwater. This is to allow Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company and the only other mining company continuing operating in the area) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water.
Flooding in the future resulting from a failure in pumping and water-related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition. For instance, we have also conducted assessments at our Doornkop and Kusasalethu operations and the assessments conclude that there is a risk of decant post closure. Due to the interconnectivity, any long-term water management solution would have to be a regional solution. Although, we have installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks. There is also a flooding risk at operations assumed as part of our acquisition with effect on October 1, 2020 of the remainder of AngloGold’s South African business (the “Mponeng Acquisition”). This relates to the Mponeng mine, requiring the continuous pumping arrangement with Covalent Water Company (Pty) Limited (a wholly-owned subsidiary) to stay in place.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation - Law and Regulations Pertaining to Environmental Protections in South Africa - NEMA”. See also “– We are subject to extensive environmental regulations in the countries in which we operate” below.
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
Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
In South Africa, each of our mining operations depends on electrical power generated largely from fossil fuels by the South African state utility, Eskom Holdings SOC Limited (“Eskom”), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions as a result of continued poor generation performance and reliability. Eskom reintroduced national rotational power cuts ("load shedding") in December 2018. Load shedding continued at increasing rates from 2019 to date, increasing from 21 days in calendar year 2019 to 116 days up until the end of September 2022. Under load shedding, our South African operations are required to reduce power demand which can result in production losses. Load curtailment is the program for industrial customers who can manage their load, while load shedding is implemented for other customers. In fiscal 2021 and 2022, the electricity supply in South Africa continued to see substantial pressure, with Eskom instituting load curtailment ranging from Stage 2 to Stage 6 on multiple occasions. During Stage 1 to Stage 4 we were required to reduce load by 10% to 20% respectively and thereafter we are forced to essential loads, which allows for only critical processes to continue such as pumping and running the winders to remove people from underground.
Eskom’s aging infrastructure, its need to replace or upgrade its power generation fleet and its deferral of routine maintenance due to financial constraints, may adversely affect electricity supply in South Africa. A lack of plant availability was a major contributor to increased load curtailment in fiscal 2021 and fiscal 2022. In addition, Eskom’s ability to undertake necessary infrastructure and fleet upgrades, on commercially acceptable terms or otherwise, may be limited by the amount of debt it has outstanding and it is anticipated that more financing and reduction in debt will be required for financial sustainability. Any blackouts or other disruptions to power supply could have a material adverse effect on our business, operating results and financial condition.
Eskom’s inability to fully meet the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. There can be no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout.
Although management has been able to comply with the load shedding and curtailment requirements experienced in our 2022 fiscal year and the first quarter of fiscal 2023 without incurring material production losses, there can be no guarantee that we will be able to comply with such curtailment requirements without incurring material production losses in the future.
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
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full-state ownership will be maintained, the unbundling is expected to result in the separation of the Eskom’s generation, transmission and distribution functions into separate entities. The unbundling is currently underway for the legal separation of the transmission function and the generation and distribution functions are still to be unbundled. The transmission unbundling was planned to be completed by December 2021 and the distribution and generation functions by December 2022 but these dates have subsequently been pushed back. In December 2021, Eskom released a statement to the effect that it had extended an order to transfer its transmission function to a wholly-owned subsidiary, the National Transmission Company South Africa SOC Limited (“NTCSA”). Poor reliability of the supply of electricity, instability in prices and a possible tariff increase above inflation are expected to continue through the unbundling process. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.
Eskom tariffs are determined through a consultative multi-year price determination application (“MYPD”) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, the National Energy Regulator of South Africa (“NERSA”), granted Eskom tariff increases of 8.1% (later adding an additional 0.7%) for the period 2020 to 2021 and 15.1% for the period 2021 to 2022 (after the initial approval of 5.2%). In February 2022, NERSA granted Eskom a 9.6% tariff increase for the period 2022 to 2023, which includes an RCA amount of R14 billion. The RCA figure may change however. For instance, NERSA appealed in August 2020 an earlier court ruling requiring R23 billion in revenue to be added to the 2021/2022 increase, and leave to appeal was granted in October 2020. In addition, NERSA also announced the approval of R3.9 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs, applicable from April 2021. The recovery period from the consumer is yet to be determined. Moreover, Eskom has indicated that it is still assessing NERSA’s tariff increase of 9.6% for the period 2022 to 2023. On the basis of external economic advice, we are planning for 10% increases in both 2022/2023 and 2023/2024, but there can be no assurance that this will be adequate to meet our obligations under the tariffs as finally approved.
Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are also impacting the price and supply of energy. Various factors have resulted in increased demand or constrained supply and escalating oil and energy prices. These included, amongst others, the transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of carbon emissions, unrest and potential conflict in the Middle East as well as the recent armed conflict between Russia and Ukraine. In particular, the recent hostilities between Russia and Ukraine triggered the imposition of retaliatory measures, and could result in further measures in the future, by the United States, the EU, the United Kingdom, the North Atlantic Treaty Organization (“NATO”) and other jurisdictions against Russia. These and any additional measures, including sanctions or export controls, as well as any countermeasures taken by Russia or other jurisdictions, have led to, and may lead to additional, sharp increases in oil and energy prices, given Russia’s role as a major global exporter of crude oil and natural gas.
In PNG, power generation and distribution is supplied by the state utility, PNG Power Limited. This utility is severely financially constrained, with aging and poorly maintained infrastructure subject to disruptions in electrical power supply. Currently, our mines and projects receive 100% of their daily demand from PNG Power and, although they have the capacity to self-generate by means of diesel-generated power when required, the cost of this power will fluctuate with changes in the oil price. Disruptions in electrical power supply or substantial increases in the cost of oil could have a material adverse effect on our business, operating results and financial condition.
See Item 5: “Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2022 – Environment – Climate change, energy and emissions management” on pages 100 to 105.
Illegal mining and other criminal activity, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability.
The activities of illegal and artisanal miners, which include theft, has increased over the years and had become more violent and threatens both the safety of employees and sustainability of the mining industry, Artisanal and illegal miners are active on, or adjacent to, several of our properties, but are mostly active on surface the last year. Artisanal and illegal miners at times may lead to interference with our operations and results in conflict that presents a security threat to property and human life. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanal-mined gold is channeled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.
The activities of the illegal miners, which include theft, can cause damage to our properties, including by way of pollution, copper cable theft, underground fires, critical infrastructure damage, operational disruption, project delays or personal injury or death, for which we could potentially be held responsible. Illegal and artisanal mining could contribute to the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. Most illegal miners are found at abandoned shafts or old work places.
Illegal and artisanal mining (which may be by employees or third parties) is associated with a number of negative impacts, including environmental degradation and human rights abuse, such as forced labor, human trafficking, child labor, corruption, money laundering and other violent crimes in the communities and at the mines. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate, due to rapid population growth and the lack of functioning structures, which can create a complex, unstable social environment. The disbandment of specialized South African Police Service ("SAPS") units has also left a huge gap in the apprehension of high-ranking criminals in the illicit gold trade.
The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organization and funding of criminal activity around some of our operations. Criminal activities such as trespassing, illegal and artisanal mining, and related sabotage, theft and vandalism could lead to damage to, and disruptions at, our operations.
Rising gold and copper prices may result in an increase in gold and copper thefts; moreover, incidences of illegal mining may escalate as a result of social and economic conditions. The occurrence of any of these events could have a material adverse effect on our financial condition on results of our operations.
Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls. We expect cost increases to continue in fiscal 2023 across our operations, including as a result of other factors such as the price of oil, inflationary increases and labor costs. See “—Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
Our mining operations have not been spared the global trend of steel shortages created by the Covid-19 pandemic and mushrooming protests within the steel industry regarding wages Virtually without exception, local major steelmakers and retailers have struggled to meet the rebound in steel demand. The national steel shortages, ascribed to the South African lockdown and protests, are affecting many engineering companies (small and large) in our supply chain network and impacting on the availability of steel-related mining inputs. Our reagent suppliers for sodium cyanide, hydrochloric acid and caustic soda have also been struggling to meet our demands due to similar Covid-19 and protest-related disruptions. There was also a potential shortage of oxygen at our operations during the higher waves of Covid-19 outbreaks which contributed to lower production at our plants.
These shortages and delayed deliveries may also be experienced where industrial action affects our suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with natural disasters such as earthquakes, climate change, extreme weather conditions, governmental controls, industrial action and other factors. A sustained interruption to the supply of any of these consumables would require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. A sustained interruption might also adversely affect our ability to pursue our development projects.
Any significant increase in the prices of these consumables would increase operating costs and adversely affect profitability, which could adversely affect our results of operations and our financial condition.
Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
We have global insurance policies covering general liability, directors’ and officers’ liability, cyber-security, accidental loss or material damage to our property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, have increased significantly recently and may continue to do so in the future, thereby adversely affecting our operating results.
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

We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient representation by HDSAs in management positions, or sufficient gender diversity in management positions or at Board level, may materially impact on our ability to achieve our objectives.
We compete with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating our business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs and women in mining in South Africa, and the global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees. Should we lose any of our key personnel, our business may be harmed and our operational results and financial condition could be adversely affected. See Item 4. “Information on the Company – Business Overview – Regulation – Labor Relations” and “Integrated Annual Report for the 20-F 2022 – Social – Caring for our employees” on pages 147 to 153.
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
Contractors can adversely affect our reputation, results of operations and financial condition by: our reduced control over those aspects of operations which are the responsibility of contractors; their failure to comply with applicable legal, human rights and regulatory requirements; their inability to manage their workforce to provide high quality services and a high level of productivity. This may result in us incurring liability to third parties due to the actions of contractors, which could have a material adverse effect on our business, operating results and financial condition.
We are dependent on a number of highly-integrated communication and IT systems, any disruption to which could have an adverse effect on our results of operations and financial condition.
We utilize and are reliant on various internal and external communication and IT system applications to support our business activities. Damage or interruption of our communication and IT systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition.
Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in our deposits and stockpiles. They represent the amount of metals that we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC, 2016”). Calculations of our mineral reserves are based on estimates of:
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
All projects are subject to project study risk. There is no certainty or guarantee that a feasibility study, if undertaken, will be successfully concluded or that the project that is the subject of the study will satisfy our economic, technical, risk and other criteria in order to progress that project to development.
A failure in our ability to discover new resources and reserves, enhance existing resources and reserves or develop new operations in sufficient quantities to maintain or grow the current level of our resources and reserves could negatively affect our business, operating results and financial condition.
We are subject to the risk of litigation, the causes and costs of which are not always known
We are subject to litigation, arbitration and other legal proceedings arising in the normal course of business, including environmental, health and safety matters, and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental, health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.
In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.
We are subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R820 million has been recognized at June 30, 2022, for our potential cost to settle the silicosis and TB class actions that have been instituted against us in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on our financial position. For further information, see Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and “Integrated Annual Report for the 20-F 2022 – Social – Health” on pages 139 to 146 for further information. See note 27 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
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

In PNG, it is proposed to utilize deep sea tailings placement (“DSTP”) as the tailings disposal method for the Wafi-Golpu project, which disposal method is authorized under the environment permit issued for the project. The issuance of the permit is currently the subject of a judicial review applied for in March 2021 by the previous Governor of the Morobe Province in PNG, who was opposed to DSTP. The present Governor, who was appointed in September 2022, is not opposed to DSTP and has stated publicly that he intends to withdraw the action. Notwithstanding the change of position of the Governor, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which could have a material adverse impact on the Wafi-Golpu project.
Should we be unable to resolve disputes favorably or to enforce our rights, this may have a material adverse impact on our financial performance, cash flow and results of operations.
Risks Related to ESG
Increasing scrutiny and changing expectations from our stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to our ESG performance and policies may impose additional costs or expose us to additional risks
Companies across all industries are facing increasing scrutiny related to ESG issues, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing importance on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-government actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate performance and track progress.
For us, this includes, in particular, the safe operation of our mines, mitigating our impact to local environments and affected communities and reducing GHG emissions in line with our voluntary commitments. If our performance fails to meet internal or adopted external ESG standards, or we otherwise fail to satisfy stakeholder expectations with respect to our commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to and litigation against us and our business, financial condition, and/or share price could be materially and adversely affected.
In particular, we face heightened pressures from stakeholders, who are increasingly focused on climate change, to prioritize energy efficiency in our operations, reduce our carbon footprint and improve water and other resource consumption, as well as to be transparent about how climate-related risks and opportunities are managed throughout the supply chain to foster and promote business resiliency, accountability and stakeholder value. We may be required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if we fail to achieve these objectives or to adhere to internal or adopted external standards, or are perceived to be insufficiently committed to addressing ESG concerns across all of our operations and activities, our reputation and brand image could be damaged. Further, we could lose the trust of our stakeholders (including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders and our business, financial condition and results of operations could be adversely impacted.
We are subject to extensive environmental regulations in the countries in which we operate
As a gold mining company, we are subject to extensive environmental regulation. These regulations relate to, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health and safety, including mine safety, toxic substances and the closure of mining operations. We expect the trend of rising production costs due to compliance with environmental laws and regulations in South Africa and PNG to continue.
In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally-recognized environmental, health and safety and social standards and benchmarks. The application of such standards could impose significant costs on us. Certain financial institutions from whom we borrow money may also require compliance with any of these standards, the subsequent deviation from which could prevent or adversely affect our financial condition, existing financing arrangements and ability to secure future financing.
South Africa
In South Africa, the MPRDA and NEMA, along with various other environmental statutes, regulations and standards regulate the impact of our prospecting and mining operations on the environment. These statutes, regulations and standards are regularly updated, amended and supplemented, imposing additional obligations on mining companies to, among other things, minimize emissions, reduce, re-use and recycle waste and improve the quality of effluent and wastewater discharged from the operations. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection - South Africa – NEMA”.
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
In South Africa, until such time as a closure certificate is issued, a mining right holder is required to assess annually the environmental liabilities associated with the mining operation (including the pumping and treatment of extraneous water) and put up financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. This financial provision may be released when the Minister issues a closure certificate. However, he or she may determine to retain a portion of the financial provision in perpetuity for any residual and latent environmental liabilities.

The manner in which the amount of the financial provision is calculated may in future be regulated under the Financial Provision Regulations, 2015 (as they may be amended). Prior to this, the amount of financial provision has been calculated pursuant to the Guideline Document for the Evaluation of the Quantum of Closure-related Financial Provision Provided by a Mine (the “DMRE Guidelines”) of the DMRE. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations. The proposed Financial Provision Regulations, 2015 place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
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
Compliance with these obligations would result in a significant increase in the required financial provision and, consequently has been strongly opposed by the mining industry. In response to this opposition, the Department of Forestry, Fisheries and the Environment (“DFFE”), the competent authority for drafting the Financial Provision Regulations, 2015, undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. Draft amendments to the Financial Provision Regulations, 2015 were published by the Minister of Forestry, Fisheries and the Environment in May 2019, August 2021 and again on July 11, 2022. We have submitted comments on these latest draft amendments in an effort to address some of the remaining issues. In light of this the on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended to September 19, 2023. It is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and we may have to adjust our financial provision.
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
We continue to engage with the DFFE and the DMRE regarding matters relating to financial provision including the Financial Provision Regulations, 2015, as well as the adjustment of financial provision in respect of the mining operations. There are concerns about the ambiguity of the provisions and how they can be operationalized within the prescribed transitional time frames, which may result in misinterpretation, mis-application and potential disputes with the DFFE, any of which could have a material adverse effect on our business, operating results and financial condition. See note 26 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
Other key environmental legislation includes the South African National Water Act, 36 of 1998 (“NWA”), the National Environmental Management: Air Quality Act, 39 of 2004 (the "Air Quality Act"), the National Environmental Management: Waste Act, 59 of 2008 (the "Waste Act"), the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”), and the MPRDA. The National Environmental Management Laws Amendment Act, 2 of 2022 (“NEMLAA”) was assented to on June 21, 2022. The NEMLAA will come into effect on a date determined by the Minister of Forestry, Fisheries and the Environment (the “Environment Minister”). The NEMLAA contains numerous amendments to NEMA, many of which are intended to resolve several issues linked to the roll-out of the "One Environmental System". The NEMLAA has been described as the most significant piece of environmental legislation since the implementation of the One Environmental System, bringing with it a major shift in South Africa’s environmental legislative landscape. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection - South Africa”.
Papua New Guinea
Our PNG operations are subject to the PNG Environment Act 2000 (“PNG Environment Act”) and various related regulations and guidelines. The PNG Environment Act regulates discharges to air, land and water, and sets out the requirements for proponents to obtain an environment permit for the construction and operation of prescribed activities having the potential to cause environmental harm. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. The PNG Government will use the environmental impact statement as the means to assess a project's impacts, in accordance with statutory processes, and decide whether the Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director Conservation and Environment Protection Authority ("CEPA") may grant a Level 3 environment permit for the project.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Mine Closure Policy and Mining Project Rehabilitation and Closure Guidelines (which include requirements for the provision of financial assurance for mine closure and rehabilitation costs), a Biodiversity Offsets Policy (which anticipates biodiversity offset payments to support biodiversity initiatives), and a National Oceans Policy. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations pertaining to Environmental Protection – Papua New Guinea”.

Our operations and projects in PNG will potentially be affected by changes to PNG environmental laws, which could have a material adverse effect on our business, operating results and financial condition. As such we continue to engage with the PNG Government on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum and directly with CEPA and (in the case of mine closure) with the MRA.
See "Integrated Annual Report for the 20-F 2022 – Environment – Environmental management and stewardship” on pages 89 to 96 for further discussion on the applicable legislation and our policies on environmental matters.
The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
We have operations in South Africa and PNG. As a result, changes to or instability in the social, economic or political environment in either of these countries or in countries proximate to them could affect an investment in us. Without limitation, political risks may include the following: political instability and terrorism; nationalization; change in legislative, regulatory or fiscal frameworks; renegotiation or nullification of existing contracts, leases, permits or other agreements; restrictions on repatriation of earnings or capital; changes in laws and policy; and socio-economic risks including civil unrest and criminality. The impact of future long term health related issues may heighten social tensions and demands, as individuals look to the mining industry for job creation opportunities and other resources and benefits.
In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalization of the SARB. Since the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalize the SARB, which have created uncertainty around this issue, notwithstanding that the SARB’s independence is constitutionally guaranteed. Although the most recent statements of the African National Congress (“ANC”) suggest that nationalizing the SARB is still part of their policy, it appears that the nationalization process has been put on hold.
In PNG, the government of Prime Minister, James Marape, has advocated a policy of "Take Back PNG", intended to increase the PNG Government’s share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by State-owned enterprises. In addition to a comprehensive ongoing review of PNG’s mining regime, this policy has witnessed the passage of the Mining (Amendment) Act 2020 which empowers the PNG Government to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement, and the tabling of a proposed Organic Law, which envisages the transfer of ownership of minerals from the PNG Government to a SOE not subject to the PNG Mining Act.
It is difficult to predict the future political, social and economic environment in these countries, or any other country in which we operate save to state that any social, economic or political changes or instability may adversely affect the general business environment and our business, results of operations and financial condition, including the movement of funds into or out of South Africa and PNG.
Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
•    rock bursts;
•    seismic events;
•    underground fires;
•    cave-ins or fall-of-ground;
•    discharges of gases and toxic chemicals;
•    release of radioactive hazards;
•    flooding or droughts;
•    mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);
•    processing plant fire and explosion;
•    critical equipment failures;
•    accidents and loss-of-life incidents; and
•    other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
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
We are at risk from any or all of these environmental and industrial hazards. In addition, the nature of our mining operations presents safety risks. Our operations are subject to health and safety regulations, which could impose additional costs and compliance requirements. We may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws. Any legislative changes relating to financial provisions could add to the costs. The occurrence of any of these events could disrupt production, increase cash costs and, individually or in the aggregate, have a material adverse effect on our business, results of operations and our financial condition.
Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as our company, in particular, face increasing public scrutiny of their activities.
Like other mining companies, we are under pressure to demonstrate that while we seek a satisfactory return on investment for shareholders, other stakeholders including employees, contractors, communities surrounding the operations and the countries in which we operate, also benefit from our commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on the social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, social spending obligations and investor withdrawal. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in ESG performance by us and others.
Existing and proposed mining operations are often located at or near existing towns and villages and other infrastructure, or natural water courses. The impacts of dust generation, waste storage, water quality or shortages may be immediate and directly adverse to those communities; poor environmental management practices, in particular, adverse changes in the supply or quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support. While mining operations are intended to be designed to mitigate the impact on such communities and the environment, there can be no assurance that they will do so, and the occurrence of any of these events could disrupt production, increase cash costs and, individually or in the aggregate, have a material adverse effect on our business, results of operations and our financial condition.
In PNG, we are required under the PNG Mining Act and PNG Environment Act to pay landowners compensation for any loss or damage sustained by them arising from our exploration or mining activities. In certain prescribed instances, the quantum of these payments is regulated, or otherwise is the subject of negotiation (and determination by a mine warden in the event of disagreement).
In addition, it is a practice under the PNG mining regime for mining tenement holders to enter into a negotiated Memorandum of Agreement (“MOA”) with the PNG Government, the affected provincial and local level governments, the affected landowner(s) and other stakeholder organizations regarding the sharing of benefits (e.g. royalties payable to the PNG Government) derived from the mining operations and other social performance objectives.
Under the Hidden Valley Mine MOA, which was executed in 2005, an agreed share of the royalties paid by us to the PNG Government in respect of our mining operations is allocated among Morobe Provincial and local level governments and landowner groups. Also, the Hidden Valley MOA contains agreed national content, localization and social performance plans, which address various aspects of procurement, business development, employment and training and other community support.
Delays in projects attributable to a lack of community support or community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact our reputation, business, operational results and financial condition. See "Integrated Annual Report for the 20-F 2022 – About Harmony – Our material matters" on pages 35 to 38 and "– Stakeholder engagement” on pages 39 to 44.
We may not be able to meet our ESG targets
We have announced a range of ESG-related targets for the next five years and beyond, including environmental management, land rehabilitation, climate change, energy and emissions management, water use optimization, tailings and waste management, air quality, biodiversity and conservation, employee health and safety, wellness and healthcare, community empowerment, corporate social investment and corporate governance. We cannot guarantee that we will meet all these targets. For instance, the climate crisis cannot be addressed by Harmony, or any organization, on its own. Our progress is dependent not only on our own actions but on (i) the governments of the countries in which we operate, (ii) clear, early regulatory policy to help drive the change needed to meet our targets and (iii) actions of those in our value chain and wider society. Failure to meet these targets could have a material adverse effect on our business, operating results and financial condition, as well as pose reputational and litigation risks. See "Integrated Annual Report for the 20-F 2022 – Environment" set forth on pages 89 to 129.

Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us
Increased global awareness that GHGs contribute to climate change has resulted in legislative mechanisms obliging companies to report GHG emissions and implement measures to reduce GHG emissions and imposing penalties or taxes on GHG emissions. The manner in which these legislative mechanisms and sustainability measures will affect the Company are set out in more detail below.
Reporting GHG Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations require that we register our operations that involve fuel combustion activities associated with mining and quarrying in excess of 10MW as well as certain other activities associated with the mineral industry. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for Monitoring, Reporting and Verification of Greenhouse Gas Emissions by Industry (“Technical Guidelines”) for each of the relevant GHGs and the Intergovernmental Panel on Climate Change (“IPCC”), emission sources by March 31st of each year. The Technical Guidelines are a companion to the South African National GHG Regulations and describe the reporting methodology as specified in the Air Quality Act.
Reduction in GHGs
GHGs are emitted directly by our operations, as well as indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to our operations.
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
The Carbon Tax Act came into effect on June 1, 2019 notwithstanding that the regulations required for implementation had not then been promulgated. Pursuant to the Carbon Tax Act, a party is liable to pay a carbon tax if it conducts an activity in South Africa resulting in GHG emissions above the threshold set out in Schedule 2 to the Carbon Tax Act. The tax is charged at a rate of R144 per tonne of GHG emissions generated by burning fossil fuels, unintentionally emitting GHGs during the extraction, processing, delivery and burning of fossil fuels for energy production, including from industrial plant and pipelines, and conducting manufacturing processes that chemically and physically transform materials.
The tonnage of GHGs in respect of these activities is determined by multiplying GHG emission factors contained in the Schedules to the Carbon Tax Act by the mass of fossil fuels or raw materials used or produced, as the case may be. Until December 31, 2025 the tax rate will be increased annually by the consumer price index (“CPI”) plus 2%. Thereafter, the rate will increase annually by the CPI.
In order to reduce the significant tax that results by multiplying the total tonnage of GHG by R144, the Carbon Tax Act makes provision for various “allowances” which could result in a decrease of the carbon tax payable by up to 95%. These allowances include:
•     allowance for fossil fuel combustion;
•    allowance for industrial process emissions;
•    allowance in respect of fugitive emissions;
•    a trade exposure allowance;
•    a performance allowance;
•    a carbon budget allowance; and
•    an offset allowance.
These allowances reduce the effective carbon tax rate to between R6 and R48 per tonne of GHG. Pursuant to section 19 of the Carbon Tax Act, the Minister of Finance must make regulations regarding: the sub-sector GHG emissions intensity benchmark required in order to calculate the performance allowance; the manner in which the trade exposure allowance must be determined; and carbon offsets. To date, only the carbon offset regulations under the Carbon Tax Act have been promulgated, which set out the eligibility criteria for carbon offset projects, a procedure for taxpayers claiming the carbon offset allowance, and administration of the offset system. The National Treasury published amendments to the carbon offset regulations in March 2021, which among other things stated that the carbon offset regulations were amended to clarify that carbon credits from approved “clean development mechanism” projects issued under national registries will be eligible for carbon offsets. The intensity benchmark regulations and trade exposure regulations are still only in draft form. In respect of carbon budgets, the

South African government has undertaken to consult with industry to ensure an “optimal combination” of mitigation actions that strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.
On February 18, 2022, the DFFE introduced the Climate Change Bill, 9 of 2022 (the “2022 Climate Change Bill”), for public consultation. The 2022 Climate Change Bill would impose carbon budgets on entities in certain high-emitting industries, such as mining. It also requires companies, including Harmony, to submit pollution prevention plans covering the period from January 1, 2021 to December 31, 2025. The carbon budgets are intended to operate as statutory limits for CO2e, emissions in excess of which may entail a fine, or other punitive measures. It is expected that the Carbon Tax Act will be aligned with the 2022 Climate Change Bill, such that it will set out the amount that companies will be required to pay for CO2e emissions exceeding the applicable carbon budget. Further, if the 2022 Climate Change Bill is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.
The first carbon tax payment for the period from June 1, 2019 to December 31, 2019 was originally due on July 31, 2020, but was extended to October 31, 2020 due to the Covid-19 pandemic. Carbon tax reporting and payment for 2020 was due on July 29, 2021, with details and requirements related to reporting available on the South African Revenue Service’s website.
Our tax liability due to the carbon tax has been provisionally estimated. However, at this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, we have set our internal carbon price (for the South African operations) to match that of the carbon tax. We may also be liable for potential pass-through costs from our suppliers in the short term from increased fuel prices. Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act 91 of 1964 ("Customs and Excise Tax"), as part of the current South African fuel levy regime. The carbon tax on liquid fuels will be imposed at the fuel source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on our operational expenses.
The carbon tax poses a relatively low cost to us until December 31, 2025 after which it is anticipated that the “allowances” discussed above will be reduced and the tax will be increased. It is also anticipated that carbon taxes will be imposed on electricity usage generated from fossil fuels. The impact of the carbon tax on us arising from electricity usage after December 31, 2025 is currently unknown but it is anticipated that it may be between R100 million to R500 million per year from fiscal 2023 to fiscal 2030.
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of our cash costs in South Africa. While cost management is clearly a strategic issue for us, of even greater importance is that energy supply be constant and reliable, given the implications of a loss of energy on both production and health and safety. Additional taxes on energy will affect us significantly, as will regulation that may include, among other things, emission measurement and reduction, audit processes and human resource costs. There is some sentiment expressed by National Treasury that the taxes may be increased but this is not supported by regulation at present.
Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.
Climate Change legislation and policy
As mentioned above, the DFFE published the 2022 Climate Change Bill for public consultation in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa. Comments on the 2022 Climate Change Bill were due on May 27, 2022. It is unclear when a new draft will be made available.
In PNG, the PNG Climate Change (Management) Act 2015 provides the regulatory framework with respect to climate change in PNG, and establishes PNG’s Climate Change and Development Authority as the coordinating entity for climate change related policies and actions across PNG and the designated National Authority under the UN Framework Convention on Climate Change. Implementation actions under this policy to date have been very limited, however in January 2021 the PNG Climate Change Fees and Charges came into effect which include taxes on carbon in fuel products and a Green Fee (a departure tax for non-residents leaving PNG), and in August 2022 a draft Climate Change (Management) (Carbon Markets) Regulation was circulated for discussion. Future implications of the climate change policy on our operations in PNG are still being established and while they are not expected to have significant impact in the near term, they may potentially have a material adverse effect on our business, operating results and financial condition in the future.
See "Integrated Annual Report for the 20-F 2022 – Environment – Environmental management and stewardship", and "– Climate change, energy and emissions management” on pages 89 to 96 and 100 to 105 for disclosure regarding our GHG emissions.
Climate change may present physical risks to our operations
Our operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt our operations and have a material adverse effect on our business, operating results and financial condition.

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
There is a risk that the cost of providing health services, complying with applicable regulations, including the Compensation for Occupational Injuries and Diseases Act, 130 of 1993 ("COIDA"), and the Occupational Diseases in Mines and Works Act, 78 of 1973 ("ODMWA"), and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
The Occupational Lung Disease Working Group (“Working Group”), was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals Limited, Anglo American SA, AngloGold, Gold Fields Limited, Harmony and Sibanye Gold Limited, has had extensive engagements with a wide range of stakeholders since its formation, including government, organized labor, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.
We have been subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational lung diseases, and could be subject to similar claims in the future. For instance, in May 2016, the High Court of South Africa (Gauteng Division) certified a class action by current and former mine workers against gold mining companies in South Africa, including us. The action consists of two classes: the silicosis class and the tuberculosis (“TB”) class. Each class includes mine workers and dependents whose parents died after contracting silicosis and/or TB while working at the mines. The certification of the class means that the claimants were able to sue the mining companies as a class. While issues, such as negligence and causation, need to be proved by the claimant on a case-by-case basis, such a ruling could expose us to claims related to occupational hazards and diseases (including silicosis and TB, which may be in the form of an individual claim, a class action or a similar group claim). The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the class May 2016 judgment. The appeal hearing before the Supreme Court of Appeal was scheduled to be heard in March 2018.
However, the parties agreed to postpone the matter to conclude settlement negotiations. The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. The settlement was subject to certain conditions, including that an unconditional order of court, sanctioning the settlement agreement to make the settlement agreement an order of court, is obtained from the High Court of South Africa (Gauteng Division). Such an order was obtained on July 26, 2019, subject to certain conditions which were subsequently fulfilled, and the settlement became effective on December 10, 2019. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds, with all trustees having been appointed by February 6, 2020. See Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and "Integrated Annual Report for the 20-F 2022 – Health” on pages 139 to 146 for further information. See note 27 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
On January 31, 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants.
As a result of the ongoing work of the Working Group and engagements with affected stakeholders since December 31, 2016, we provided for our share of the estimated cost in relation to the Working Group of a settlement of the class action claims and related costs. At June 30, 2022 the provision in our statement of financial position was R820 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates. See note 27 “Other provisions – Provisions for Silicosis Settlement” to our consolidated financial statements set forth beginning on page F-1.
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
Our operations are subject to water use and other licenses, which could impose significant costs
Under the NWA a person may only undertake a “water use” subject to a water use license (and the conditions contained therein) issued under the NWA, a general authorization issued by the Minister of Water and Sanitation or in terms of a prior existing water use, such as a water permit issued under the NWA’s predecessor, Water Act, 54 of 1954 (“Water Act”). Persons undertaking water use under a general authorization or prior existing water use are required to register this use with the Department of Water and Sanitation (“DWS”) and are required to comply with the conditions contained in the published general authorization or any conditions contained in any prior existing water use (to the extent there are any).

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
In future, when new water licenses are issued, we may need to implement alternate water management measures that may require significant cost implication for our business. We intend to work collaboratively with the regional departments and catchment management agencies (which are aimed at decentralizing water management and facilitating inclusive stewardship of water resources) to reach a sustainable outcome for both us and the water resource/environment.
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
Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of Acid Mine Drainage ("AMD") at any of our mines could affect our ability to comply with our water use license requirements.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations and we are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and Regulations Pertaining to Environmental Protections in South Africa – NEMA”.
In PNG, the issuance of separate "waste discharge" and "water extraction" (water use) permits has now been abolished and, following the conclusion of the assessment process for a project, a single environment permit is issued by the Managing Director of CEPA under the provisions of the PNG Environment Act. The Environment permit includes provisions for both water extraction and waste discharge. An annual administration fee is payable for this permit.
See "Integrated Annual Report for the 20-F 2022 – Environment – Water use” on pages 106 to 109.
Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation.
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
The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against us or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the dam failure in Brazil in 2015 and 2019, and Canada in 2014 (neither of which are associated with us) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where we operate, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal. Further, we may see changes in the licensing process of projects and operations, the imposition of significant financial assurance requirements, and increased criminal and civil liability for companies, officers and contractors.
Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on our business, operating results and financial condition. See "Integrated Annual Report for the 20-F 2022 – Environment – Tailings and waste management” on pages 110 to 114.
We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu, Mponeng, Mine Waste Solutions ("MWS") and Moab Khotsong, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMRE and affected mining companies are involved in developing a regional mine closure strategy. In view of the status of the Financial Provision Regulations, 2015, no reliable estimate can be made for any possible obligations or liabilities, which could be material and have an adverse impact on our financial condition.
See “—Risks Related to Our Industry - We are subject to extensive environmental regulations in the countries in which we operate”.
We are implementing the following steps to ensure that funds are available to top up our financial provision, if necessary:
•    facilitating concurrent rehabilitation;
•    re-purposing infrastructure; and
•    accelerating mine closure rehabilitation where operations have reached the end of its geological life.
Currently, no provision for any potential liability has been made in our financial statements under the Financial Provision Regulations, 2015. If provision needs to be made, and is substantial, this could have a material adverse effect on our business, operating results and financial condition.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Laws, regulations and standards relating to accounting, corporate governance and public disclosure, “conflict minerals” and “responsible” gold, SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations, codes and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations, codes and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses, which could have a material adverse effect on our business, operating results and financial condition.
Risks Related to Our Corporate and Financing Structure and Strategy
Our inability to maintain an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We have invested in resources to facilitate the documentation and assessment of our system of disclosure controls and our internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. If we were unable to maintain an effective system of internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, and this may have an adverse impact on investors’ abilities to make decisions about their investment in us. See Item 15: “Controls and Procedures”.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 we acquired AngloGold’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition and with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition.

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
In addition, to the extent that we participate in the development of a project through a joint venture or other multi-party commercial structure, there could be disagreements, legal or otherwise or divergent interests or goals among the parties, which could jeopardize the success of the project, particularly if we do not have full management control over the joint venture. There can be no assurance that any joint venture will achieve the results intended and, as such, any joint venture could have a material adverse effect on our revenues, cash and other operating costs. See Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash flows from investing activities”.
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
At least on an annual basis for goodwill, and when there are indications that impairment of property, plant and equipment and other non-financial assets may have occurred, estimates of expected future cash flows for each group of assets are prepared in order to determine the recoverable amounts of each group of assets. These estimates are prepared at the lowest level at which identifiable cash flows are considered as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.
As at June 30, 2022, we had substantial amounts of property, plant and equipment, goodwill and other assets on our consolidated balance sheet. Impairment charges of R4,433 million relating to property, plant and equipment, goodwill and other assets were recorded in fiscal 2022. If management is required to recognize further impairment charges, this could have a material adverse effect on our results of operations and financial condition.
Our ability to service our debt will depend on our future financial performance and other factors
Our ability to service our debt and maintain compliance with financial covenants depends on our financial performance, which in turn will be affected by our operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond our control. Various financial and other factors may result in an increase in our indebtedness, which could adversely affect us in several respects, including:
•limiting our ability to access the capital markets;
•hindering our flexibility to plan for or react to changing market, industry or economic conditions;
•limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses, making us more vulnerable to economic or industry downturns, including interest rate increases;
•increasing the risk that we will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or
•increasing the risk that we may not meet the financial covenants contained in our debt agreements or timely make all required debt payments.

The occurrence of any of these events could adversely affect our results of operations and our financial condition. See “ – The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.”
Our ability to service our debt also depends on the amount of our indebtedness. In order to fund the Mponeng Acquisition, we completed a placing pursuant to which we issued new ordinary shares for cash which had the effect of reducing net debt at the end of fiscal 2020. On September 30, 2020, when the purchase price for the Mponeng Acquisition was paid, the net debt level increased again. While the Covid-19 pandemic has resulted in higher gold prices and improved cash flow as a result, it also disrupted operations and may continue to do so, which could impact on our ability to repay our debts. In May 2022 we entered into a US$400 million sustainability-linked syndicated term and revolving credit facility, as well as a R2.5 billion sustainability-linked revolving credit facility. The first two facilities have a three-year term and include two extension options of one year each and the last facility has a six and one-half year term. At June 30, 2022, US$200 million was drawn against the US$ facility. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash flows from financing activities” and “- Outstanding Credit Facilities and Other Borrowings”.
In the near term, we expect to manage our liquidity needs from cash generated by our operations, cash on hand, committed and unutilized facilities, as well as additional funding opportunities. However, if our cost of debt were to increase or if we were to encounter difficulties in obtaining financing in the future, our sources of funding may not match our financing needs, which could have a material adverse effect on our business, operating results and financial condition.
We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits
With increasing resource nationalism in recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have imposed greater participatory imposts on the mining industry. Such imposts, whether in the form of taxes, royalties and levies, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, are an increasing feature of the global mining industry and could materially adversely affect our business, operating results and financial condition.
South Africa
In December 2017, during its national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee (“CRC”), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On December 4, 2018, South Africa’s Parliament adopted the CRC’s report dated November 15, 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. On March 13, 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the NCOP and signed by the President, among others. The legislative process to give effect to the proposed Constitutional amendment, has not yet been finalized. The National Assembly re-established the Ad-Hoc Committee tasked with initiating and introducing the legislation required to amend Section 25 of the Constitution in 2020. The Ad-Hoc Committee engaged in a public participation process which consisted of public hearings that took place from December 2019 to the end of February 2020. These public hearings were held in the nine provinces. The Ad-Hoc committee released the report on its findings on the public participation process on April 16, 2021. In a media statement on April 16, 2021, the Ad-Hoc committee advised that it had adopted the report and in a subsequent media statement on September 8, 2021, it advised that both the report and the Bill would be sent to the National Assembly for consideration.
The Draft Constitution Eighteenth Amendment Bill was published for comment at the end of 2019. The aim of the Draft Constitution Eighteenth Amendment Bill is to amend the Constitution of the Republic of South Africa, 1996 so as to provide that where land and any improvements thereon are expropriated for the purpose of land reform, the amount of compensation payable may be nil. The Draft Constitution Eighteenth Amendment Bill failed to receive the required two-thirds approval of the National Assembly in December 2021 and the proposed Amendment Bill is no longer being pursued.
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (the “Draft Expropriation Bill”) was published for public comment by the South African Minister for Public Works (the “Minister for Public Works”), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation Bill, in October 2020, a new draft expropriation bill (the “New Draft Expropriation Bill”) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was approved by the National Assembly on September 28, 2022. It will be referred to the NCOP for consideration and thereafter to the President for ratification.
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
On December 11, 2020, the Minister published the Housing and Living Conditions Standard, which requires us to revise our current housing and living condition plans in terms of its SLPs, which could result in increased costs. See Item 4. "Information on the Company - Business Overview - Regulation - Mining rights - South Africa - Housing and Living Standards".
Papua New Guinea
In PNG, participatory imposts take a variety of forms.
Taxes on Group companies are governed by the Income Tax Act 1959 and the Goods and Services Tax Act 2003, while under the PNG Mining Act and the Mineral Resources Authority Act 2018, holders of mining leases must pay royalties to the PNG Government based on production (currently 2%).
In addition to the PNG Government’s entitlement to taxes and royalties, tenement holders also pay area-based rents and a mineral production levy (0.5% of assessable income derived by a producer of minerals) to the MRA, and CEPA imposes "user pays" levies.
PNG exploration licenses each contain a condition that the PNG Government may, at any time prior to the commencement of mining, purchase an equitable interest of up to 30% in any mineral discovery arising from the license at a price pro rata to the accumulated exploration expenditure. The PNG Government has indicated that it intends to exercise the PNG Government's option in full in respect of the Wafi-Golpu project.
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. Over that period, various draft revisions of the PNG Mining Act have been circulated and submitted to the PNG Chamber of Mines and Petroleum for its comments, most recently in 2018 and 2020. Proposed revisions include significant increases in the rate of royalties payable to the PNG Government, and changes to the terms governing the PNG Government's option to purchase an interest in a mineral discovery. If enacted and applied to our operations and projects in PNG, these revisions could have a material adverse effect on our business, operating results and financial condition. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum, and directly with the MRA, CEPA and the DMPGM.
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
A new Income Tax Act (to simplify and modernize the PNG Income Law as currently set out in the PNG Income Tax Act 1959) is in the process of being drafted and is expected to be passed in the 2023 Budget, with an expected commencement date of January 1, 2024. The most recent draft was issued in September 2022 and the final consultation phase is currently in progress. The new Act will include the introduction of a capital gains tax, which will tax capital gains at a rate of 15%.
To date, the key outstanding issue is the transitional rules for treatment of existing Mining Capital and Exploration Expenditure, which rules are still to be written. We understand that these rules will be drafted and included in the final draft of the legislation that is currently in progress.

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
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through the share plan.
The continued status of South Africa’s credit rating as non-investment grade, as well as a potential grey-listing of South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favorable terms, or at all
Over the past several years, the slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings.
Currently, South Africa’s sovereign credit is rated as non-investment grade: Fitch has assigned South Africa a sovereign credit rating of BB-, Moody’s has assigned South Africa a sovereign credit rating of Ba2 and S&P has assigned South Africa a sovereign credit rating of BB-. Most recently, on December 15, 2021, Fitch affirmed South Africa’s sovereign credit rating as BB- and upgraded the outlook to stable; on April 1, 2022, Moody’s affirmed South Africa’s sovereign credit rating as Ba2 and upgraded the outlook to stable and on May 20, 2022, S&P affirmed South Africa’s sovereign credit rating as BB- and upgraded the outlook to positive.
In October 2021 the FATF, an inter-governmental body, published their 'Mutual Evaluation Report' that highlighted several shortcomings of the criminal justice system insofar it relates to the prosecution and conviction of commercial crimes as well as acts of money laundering. It recommended several actions South Africa should take to prevent it being classified as a country under increased monitoring (also referred to as "grey-listing").
The continued status of South Africa’s credit rating as non-investment grade and any downgrading by any of these agencies, as well as the grey-listing by the FATF may adversely affect the South African mining industry and our business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
We may not pay dividends or make similar payments to our shareholders in the future
Our dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other current or future anticipated cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act, 71 of 2008 (as amended) including its Regulations (the “Companies Act”), and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future. It should be noted that there is currently a 20% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders.
In addition, our foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by us.
Strategic and Market Risks
The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations
Substantially all of our revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:
•demand for gold for industrial uses, jewelry and investment;
•international or regional social, political and economic events and trends;
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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued to do so in fiscal 2022. Covid-19 and certain geopolitical events, such as Russia’s invasion of Ukraine, have resulted, and may continue to result, in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2013 - 2022

	Price per ounce (US$)
Calendar year	High	Low	Average
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
2022 (up to and including October 25, 2022)	2,039	1,632	1,811
There was a notable increase in the price of gold following the outbreak of Covid-19 and again after Russia’s invasion of Ukraine. See “- The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition”. On October 25, 2022, the afternoon fixing price of gold on the London bullion market was US$1,659/oz.
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
In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate reserves. The use of lower gold prices in reserve calculations and LOM plans could also result in material impairments of our investment in gold mining properties or a reduction in our reserve estimates and corresponding restatements of our reserves and increased amortization, reclamation and closure charges.
Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations, form a relatively large part of the operating costs and capital expenditure of a mining company. The price of oil, in particular, has increased precipitously as a result of geopolitical tensions and the armed conflict between Russia and the Ukraine. While the price of oil fluctuated between $78.98 and $127.98 per barrel of Brent Crude in 2021, the price of a barrel of Brent Crude was $93.05 as of October 25, 2022. We have no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.
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

Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, our revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, we may implement currency hedges intended to reduce exposure to changes in the foreign currency exchange, which we started doing in fiscal 2016 and will continue as long as it is strategically viable. Such hedging strategies may not however be successful, and any of our unhedged exchange payments will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce our Rand revenues and overall net income, which could materially adversely affect our operating results and financial condition. See Item 11 – “Quantitative and Qualitative Disclosure about Market Risk”.
Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us
We have historically declared all dividends in South African Rand. As a result, exchange rate movements may have affected the Australian dollar, the Kina and the US dollar value of these dividends, as well as of any other distributions paid by the Depositary to holders of ADSs.
Furthermore, our Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the company’s shareholders at a general meeting. If, and to the extent that, we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Kina, British pounds or South African Rand will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African Rand in the future, exchange rate movements will continue to affect the Australian dollar, Kina, British pound and US dollar value of these dividends and distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of our securities as expressed in Australian dollars, Kina, British pounds, US dollars and South African Rand will continue to fluctuate in part as a result of foreign exchange fluctuations.
Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition
While inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the South African Reserve Bank, it began to increase significantly in the latter half of fiscal 2022. At the end of fiscal 2020, 2021 and 2022, inflation was 2.2%, 4.9% and 7.4%, respectively, in South Africa. Inflation is expected to continue accelerating throughout fiscal 2023. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including raw material, transportation and labor costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Harmony’s business, operating results and financial condition.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Specifically, Russia’s invasion of Ukraine has led to sanctions, travel bans, and asset or financial freezes being levied by the governments of the United States, the EU, the United Kingdom and other jurisdictions against Russian entities and individuals, with additional sanctions being proposed. These sanctions and other measures have had a significant impact on commodity prices, including increased oil, gas, steel and gold prices. The oil price is a driver of a number of input costs, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Harmony’s business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
At the end of fiscal 2020, 2021 and 2022, inflation was 6.3%, 3.3% and 6.9% respectively, in PNG.
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
Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares)
Securities laws of certain jurisdictions may restrict our ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by us or an affiliate. In particular, holders of our securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of us unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available. Securities laws of certain other jurisdictions may also restrict our ability to allow the participation of all holders in such jurisdictions in future issues of securities. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of our securities.

Global social, political and economic conditions could adversely affect the profitability of our operations
Our operations and performance depend on global economic conditions. Global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects, and have been further adversely impacted by the Covid-19 pandemic. A global economic downturn may have follow-on effects on our business. These could include:
•key suppliers or contractors becoming insolvent, resulting in a break-down in the supply chain;
•a reduction in the availability of credit which may make it more difficult for us to obtain financing for our operations and capital expenditures or make that financing more costly;
•exposure to the liquidity and insolvency risks of our lenders and customers; or
•the availability of credit being reduced, which may make it more difficult for us to obtain financing for our operations and capital expenditure or make financing more expensive.
Coupled with the volatility of commodity prices as well as the rising trend of input costs, such factors could result in initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns and divestments. Further, sudden changes in a life-of-mine ("LOM") plan or the accelerated closure of a mine may result in the recognition of impairments and give rise to the recognition of liabilities that are not anticipated.
As a result of the geopolitical tensions and armed conflict between Russia and Ukraine due to the recent recognition by Russia of the independence of the self-proclaimed People’s Republics of Donetsk and Luhansk, in the Donbas region of Ukraine, followed by Russia’s military invasion of Ukraine, the governments of the United States, the EU, the United Kingdom and other jurisdictions announced the imposition of various sanctions against Russia. Despite the fact that we have limited commercial interests in Russia, Ukraine and the current areas of conflict, these and any additional sanctions or export controls, as well as any responses by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, which are important input costs for our business. Furthermore, the invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business.
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
We currently maintain a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in PNG, the Kraaipan Greenstone belt and the Witwatersrand area in South Africa.
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or to make acquisitions of selected precious metal producing companies or assets. For example, in 2018 we acquired AngloGold’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure in the Moab Acquisition and with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. See “— Risks Related to Our Corporate and Financing Structure and Strategy - We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners”. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.

Other Regulatory and Legal Risks
Breaches in our IT security processes and violations of data protection laws may adversely impact the conduct of our business activities and may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
We maintain global IT and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. This includes potential cybercrime and disruptive technologies. Our vulnerability to such cyber-attacks could also be increased due to a proportion of our employees working remotely. The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of Harmony’s systems and networks or financial losses from remedial actions. A sharp increase in ransomware-related threats have also been recorded throughout the mining industry with several high-profile organizations experiencing disruptions. The information security management system, or ISMS, protecting our IT infrastructure and network may not prevent future malicious action, including denial-of-service attacks, or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
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
South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) became effective on July 1, 2020. All processing of personal information were required to comply with the POPIA’s provisions by July 1, 2021. Failure to comply with POPIA may lead to penalties and fines between R1 million - R10 million and or imprisonment. We may also have insufficient insurance coverage for any data protection breaches, including in relation to POPIA. See “— Risks Related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results an our insurance coverage may prove inadequate to satisfy future claims.”.
On May 25, 2018 the General Data Protection Regulation (“GDPR”) came into force. The GDPR is a EU-wide framework for the protection of personal data being processed in, or outside, the EU, based on certain application criterion. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects cross-border transfer of information and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.
Failure to comply with laws, regulations, codes and standards, policies and procedures or contractual obligations may lead to fines and penalties, loss of licenses or permits, may negatively affect our financial results, and adversely affect our reputation
We operate in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks. Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.
Our Code of Conduct and Behavioral Code, among other policies and procedures, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behavior, including bribery or corruption, nor do they guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.
To the extent that we suffer from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977 under any circumstances, they may lead to investigations and examinations, fines, penalties, imprisonment of officers, litigation, and loss of operating licenses or permits, suspensions of operations, negative effects on our reported financial results and may damage our reputation. Such sanctions could have a material adverse impact on our business, operating results and financial condition.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Harmony Gold Mining Company Limited is a public limited company incorporated in South Africa, with its registered office at Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759, telephone number +27 11 411 2000. Harmony was incorporated and registered as a public limited company in South Africa under registration number 1950/038232/06 on August 25, 1950. Harmony Gold Mining Company Limited is the ultimate holding company of the Group.
The information set forth under the headings:
•“– Who we are” on page 8 to 9;
•“– Our business model” on pages 14 to 17;
•“– Delivering profitable ounces – Operational performance” on pages 50 to 85; and
•“– Delivering profitable ounces – Exploration and projects” on pages 86 to 88 of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference. Also see note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
For information concerning our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to Item 4: "Information on the Company - Business Overview—Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
In the 2022 fiscal year, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.harmony.co.za.
Recent Developments
Developments since June 30, 2022
•On August 29, 2022, a final dividend of 22 SA cents was declared, paid on October 17, 2022
•During the budgeting process for fiscal 2023, a decision was taken to restructure the Tshepong Operations into two separate operations, being the Tshepong North and the Tshepong South operations. This decision was taken to create immediately profitable operations and had the impact of reducing the LOM of Tshepong North from 19 years to seven years. From July 1, 2022 the operations will be reported on separately to the chief operating decision-maker (the "CODM") and as a result be disclosed as two reportable segments.
•On October 6, 2022, Harmony entered into an agreement with Copper Mountain Mining Corporation ("Copper Mountain"), to acquire its wholly-owned Eva Copper Project and its 2 295km2 exploration land package in Queensland, Australia (collectively "the acquired assets") for a total consideration of up to US$230 million.

Under the terms of the transaction, the acquisition consideration consists of the following:
–US$170 million in upfront cash payable on closing of the transaction
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain 10% of the incremental revenue generated from the acquired assets which is above revenue based on a US$3.80/lb copper price
–Up to US$30 million in cash, based on a contingent payment arrangement where Harmony will pay Copper Mountain US$0.03 per pound of contained copper for any SAMREC copper resource discovered and declared on a new deposit within the acquired assets after the closing of the transaction.
Harmony plans to fund the upfront purchase price using available cash and revolving credit facilities.
The closing of the transaction is subject to certain customary conditions, including approval from the Foreign Investment Review Board in Australia and Copper Mountain bondholder approval. The transaction has received approval from the South African Reserve Bank.
Management will assess the accounting treatment upon the closure of the transaction
B. BUSINESS OVERVIEW
The information set forth under the headings:
•“– Who we are” on page 8 to 9;
•"– Our operations" on page 10 to 13;
•"– Our business model" on page 14 to 17;
•“– Our external operating environment” on pages 25 to 29;
•"– Our risks and opportunities" on pages 30 to 34;
•"– Our material matters" on page 35 to 38;
•"– Stakeholder engagement" on pages 39 to 44;
•“– Delivering profitable ounces – Operational performance” on pages 50 to 85;
•“– Delivering profitable ounces – Exploration and projects” on pages 86 to 88;
•“– Environment" on pages 89 to 129; and
•“– Social” on pages 129 to 166
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2022 amounted to R6,192 million, compared with R5,103 million in fiscal 2021. During fiscal 2022, capital expenditures at Tshepong Operations accounted for 24% of the total, with Hidden Valley accounting for 20%, Moab Khotsong for 14% and Mponeng for 10%. During fiscal 2021, capital expenditures at Hidden Valley accounted for 26% of the total, with Tshepong Operations accounting for 22%, Moab Khotsong for 12% and Mponeng for 10%.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2022, the capital expenditure was funded from Harmony's cash generated by operations. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R8,453 million for operational capital expenditures in fiscal 2023. We currently expect that our planned operational capital expenditures will be financed from cash generated by operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2023
(R’million)
South Africa
Moab Khotsong[1]	1,337
Mponeng	811
Tshepong North	479
Tshepong South	516
Doornkop	742
Joel	276
Target 1	454
Kusasalethu	208
Masimong	101
Mine Waste Solutions	1,554
Other - surface	203
International
Hidden Valley[2]	1,772
Total operational capital expenditure	8,453
Wafi-Golpu	33
Other international	10
Total capital expenditure	8,496
1    Includes capital expenditure for Zaaiplaats.
2    Includes R1,071 million related to capitalized stripping costs.
Regulation
Mineral Rights – South Africa
MPRDA
The MPRDA was promulgated as effective legislation on May 1, 2004 and is the primary legislation regulating the mining industry in South Africa. Pursuant to the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMRE is the government body which, through its regional offices, implements and administers the MPRDA.
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
Among other things, the MPRDA Bill would achieve the following:
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
Among other things, the Original Charter stated that mining companies agreed to achieve 26% HDSA ownership of South African mining industry assets within 10 years (i.e. by the end of 2014). Ownership could comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control), collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans.
The Original Charter was subsequently amended by the Amended Charter which included targets and timelines for HDSA participation in procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation). It required mining companies to achieve the following, among other things, by no later than December 31, 2014:
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
On March 31, 2015, the MCSA and the DMRE jointly agreed to approach the High Court of South Africa (Gauteng Division) to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the Amended Charter, including clarity on the status of previous empowerment (i.e., HDSA ownership) transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMRE, or a once-off requirement as argued by the MSCA, on the “once empowered always empowered” principle. The MCSA and the DMRE filed papers in court (the "Main Application") and the matter was placed on the roll to be heard on March 15, 2016. On February 16, 2017, the High Court of South Africa (Gauteng Division) postponed the hearing of the application indefinitely to allow the MCSA and the South African government to engage in further discussion on this matter.
The Minister published the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 ("2017 Mining Charter") which came into effect on June 15, 2017. The MCSA launched an urgent application in the High Court of South Africa (Gauteng Division) to interdict the implementation of the 2017 Mining Charter (the "Interdict Application") pending a judicial review application on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMRE in developing the 2017 Mining Charter had been seriously flawed (the "2017 Review Application"). However, the Minister and the MCSA reached an agreement on September 13, 2017 under which the Interdict Application did not proceed as the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the 2017 Review Application by the MCSA. The 2017 Review Application was subsequently indefinitely postponed by agreement between the DMRE and the MCSA on the basis that the MCSA had entered into a new round of discussions with the President of South Africa, Cyril Ramaphosa, and the Minister. On February 19, 2018, the High Court of South Africa (Gauteng Division) ordered that the DMRE and the MCSA also involve communities affected by mining activities in these new discussions relating to the 2017 Mining Charter.
When the 2017 Mining Charter was published, the MCSA re-enrolled the Main Application for hearing and the High Court of South Africa (Gauteng Division) hearing was held in December 2017.
On April 4, 2018, the High Court of South Africa (Gauteng Division) delivered its judgement (the "2018 Judgement"). The effect of the 2018 Judgement is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMRE cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMRE seeks to enforce were made a term or condition of the mining right. The High Court of South Africa (Gauteng Division) also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed under section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorized. On April 19, 2018, the DMRE filed a notice of intention to appeal the judgment of the High Court of South Africa (Gauteng Division), but later withdrew its appeal in August 2020.
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

Some of the material changes introduced by Mining Charter III include:
•in relation to existing mining rights, the continuing consequences of historical BEE transactions will be recognized and existing right holders will not be required to increase their HDSA shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDSA ownership or where they achieved the 26% HDSA ownership but their HDSA shareholder has since exited;
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
•BEE shareholding may be concluded at holding company level, mining right level, on units of production, shares or assets and where it is concluded at any level other than mining right level, the flow-through principle will apply;
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
•the Minister may, by notice in the Government Gazette, review Mining Charter III;
•the ownership and mine community development elements are ring-fenced and require 100% compliance at all times; and
•a mining rights holder that has not complied with the ownership element and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the MPRDA and its mining right may be suspended or canceled in accordance with the provisions of the MPRDA.
While Mining Charter III is now effective, there are transitional arrangements in relation to compliance with the procurement and the employment equity element targets.
On March 26, 2019, the MCSA instituted judicial review proceedings in High Court of South Africa (Gauteng Division) for an order reviewing and setting aside certain provisions of Mining Charter III. The provisions challenged by the MCSA relate to those which, among other things:
•provide that mining rights holders must at all times comply with the ownership requirements imposed under Mining Charter III;
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
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contends that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the 2018 Judgement. On June 30, 2020, the High Court of South Africa (Gauteng Division) ordered that various mine-affected communities and trade unions be joined as parties to the MCSA's application. The MCSA's application was heard before a full bench of judges in May 2021. The 2021 Judgement was handed down on September 21, 2021, setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMRE informed National Assembly's Portfolio Committee on Mineral Resources and Energy that it does not intend to appeal the outcome of the 2021 Judgement, but instead will consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
The 2021 Judgement was discussed at the parliamentary mineral resources and energy committee meeting on March 18, 2022. The meeting involved various stakeholders such as labor unions and the MCSA to present their views on the 2021 Judgement. To date, there have been no developments with regards to the above-mentioned views of the stakeholders.
For details of our compliance in the regard, see “Integrated Annual Report for the 20-F 2022 – Governance – Mining Charter III – compliance scorecard” on pages 206 to 207.

Regulations under the MPRDA
On March 27, 2020 the Minister published for implementation amendments to the MPRDA Regulations (the “Amended Regulations”). The Amended Regulations include the following notable changes:
•Mining rights applicants must "meaningfully consult" with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the EIA Regulations. The office of the Regional Manager is permitted to participate as an observer in these processes.
•Mining rights holders must pursuant to their SLPs contribute to the socio-economic development in the areas in which they operate and "labor sending" areas (i.e. a local municipality which a majority of mine workers consider to be their primary residence). This requirement may impose obligations on mining rights holder to effect measures in communities that are located far away from the mine and / or could give rise to some social issues.
•Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated in terms of the NEMA, the EIA Regulations and the Financial Provision Regulations, 2015 (as they may be amended). As discussed below, it is anticipated that the Financial Provision Regulations, 2015 will be replaced by revised regulations following further engagement with the mining industry.
•The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, responses or consider appeals (as the case may be). Although there is no guarantee that the parties will comply with these time periods, the time periods are intended to hold the parties accountable and to ensure that appeals are resolved in a timely manner.
The Royalty Act
The Mineral and Petroleum Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008, were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2022, the average royalty rate for our South African operations was 0.74% of the gross sales leviable amount.
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
On October 24, 2014, the BBBEE Amendment Act, 46 of 2013 (the “BBBEE Amendment Act”), came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on October 24, 2015. On October 27, 2015, the Minister of Trade and Industry published a government gazette notice declaring an exemption in favor of the DMRE from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months.
There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and BBBEE Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Original Charter, the Amended Charter and Mining Charter III, which we refer to generally in this section as the Mining Charter govern the implementation of BBBEE, among other things, within the mining industry.
For purposes of the BBBEE Act, the Mining Charter is not a "sector code". It is not clear at this stage how the Mining Charter and BBBEE Codes relate to each other. The government may designate the Mining Charter as a sector code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister of Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption was lifted on October 27, 2016.
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
Housing and Living Standards
On December 11, 2019 the Minister published the Housing and Living Conditions Standard for the Minerals Industry (the "Housing and Living Conditions Standard"). The purpose of the Housing and Living Conditions Standard is to ensure that mine employees are provided with adequate housing, healthcare services, balanced nutrition and water. The Housing and Living Conditions Standard repeals the previous iteration of the Housing and Living Conditions Standard from 2009 and applies to existing and new mining right holders. The underlying purpose of the Housing and Living Conditions Standard is to develop decent single and family housing units for mine employees and their families.
Mining right holders are required to develop, in consultation with organized labor, relevant municipalities and the DWS, a housing and living conditions plan taking into account various principles in giving effect to the above objectives including, engaging with all relevant stakeholders, ensuring equity in the implementation and administration of the housing of employees, providing employees with a range of housing options (such as subsidized rental, private ownership, living out allowances and government subsidized ownership) and ensuring that all housing facilities are developed or redeveloped with access to electricity, water and ablutions in accordance with the requisite norms and standards.
Draft Resettlement Guidelines
The Minister published the draft Mine Community Resettlement Guidelines, 2019 for public comment in December 2019. The Minister published the final Mine Community Resettlement Guidelines, 2022 ("Resettlement Guidelines") for implementation on March 30, 2022, on which date they also became effective. The Resettlement Guidelines apply to applicants and holders of mining rights, prospecting rights and mining permits pursuant to the MPRDA, which result in the displacement of parties. Resettlement is guided by several fundamental principles including meaningful consultation, gender equality, the avoidance of resettlement, where possible, rules concerning meetings and the protection of existing rights.
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
Geoscience Regulations
The Minister published the draft regulations to the Geoscience Act, 100 of 1993 (the "Geoscience Act") for public comment on March 4, 2021. On March 30, 2022, the Minister published the final version of the Geoscience Act Regulations, 2022 (the "Geoscience Regulations"), on which date they also became effective.
The Geoscience Regulations obligate the lodgment of geoscience data and information in respect of reconnaissance and prospecting with the Council for Geoscience ("CG"). The Geoscience Regulations require that the owners of onshore and offshore geoscience data and geoscience information must submit this information to the CG.
The Geoscience Regulations state that the lodgment of geoscience data and information should include several categories of information such as geology, geochemistry, borehole profile logs and physical borehole core, and geophysical data. The requirement to submit physical borehole material has been qualified to only be necessary upon a specific request by the CG as well the fact that physical core materials drilled for research purposes may only be discarded after obtaining consent from the CG. All physical materials recovered from boreholes drilled for infrastructure and development purposes can only be discarded after consultation with the CG.
In terms of the Geoscience Regulations, entities which hold historical information relating to onshore and offshore geoscience data and information are obliged to notify the CG that such data and information is in their possession within 18 months of the Geoscience Regulations coming into effect (i.e by September 30, 2022). Following such notification, the CG, at its expense, must arrange to collect the data and/or information. Lastly, the Geoscience Regulations classify all geoscience data and information not related to prospecting and reconnaissance, preceding the coming into operation of these Geoscience Regulations, as historical data, and the same provisions and time described above will apply.
The Geoscience Regulations provide for the disclosure and accessibility of geoscience data, geoscience information, and prescribed services through digital and non-digital media as well as data requests that may be made directly to the CG. The Geoscience Regulations contain confidentiality provisions relating to geoscience data and information, which are consistent with the confidentiality provisions found in the MPRDA. However, the confidentiality provisions are subject to the provision that geoscience data or information relating to a prospecting permit or reconnaissance may not be disclosed until the permit has lapsed or been abandoned in line with section 30(5) of the MPRDA. Additionally, the Geoscience Regulations state that geoscience data and information not relating to reconnaissance or prospecting are considered confidential and will only be disclosed in limited circumstances.

Mineral Rights - Papua New Guinea
Mineral Rights in PNG are regulated by the PNG Mining Act. The PNG Mining Act stipulates that all minerals are the property of the PNG Government and, subject to the PNG Mining Act, all land is available for exploration and mining. The issuance and administration of mining tenements under the PNG Mining Act is effected through the offices of the MRA established under the PNG Mineral Resources Authority Act 2018, and mining operations are administered by the Chief Inspector of Mines under the PNG Mining (Safety) Act. Mineral policy is administered by the Department of Mineral Policy and Geohazards Management, all three branches falling within the PNG Department of Mining. The permitting process can be very time consuming, and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted or extended.
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
PNG exploration licenses contain a condition that the PNG Government may, at any time prior to the commencement of mining, acquire a participating interest of up to 30% in any mineral discovery at historical exploration cost. This condition confers on PNG or its nominee the option to take up a direct equity of participating interest in new mining projects. The PNG Government has indicated that it intends to exercise the PNG Government's option in full in respect of the Wafi-Golpu project.
In addition, PNG mining legislation and mining tenements contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
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
•to promote training in health and safety in the mining industry; and
•to promote co-operation and consultation on health and safety matters between the South African employers, employees and their representatives.

One of the most important objectives of the MHSA is to protect the health and safety of all persons directly affected by the activities at mines and not merely the health and safety of employees. An employer is obliged, in terms of the MHSA and the regulations binding in terms thereof, to protect, as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine and the public who live in close proximity to the mine) and employees (which includes employees of independent contractors) performing work at a mine.
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
See “Integrated Annual Report for the 20-F 2022 – Social – Safety” on pages 133 to 138 and "Integrated Annual Report for the 20-F 2022 – Social – Health” on pages 139 to 146.
The Mine Health and Safety Inspectorate ("MHSI") of the DMRE is responsible for the enforcement of the MHSA and the regulations binding in terms thereof. The DMRE also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Deputy General, Principal Inspectors of Mines for each region and various Senior Inspectors and Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which may include the following:
•the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA, may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine must lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA pending the outcome of the appeal to the Chief Inspector of Mines;
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
In South Africa COIDA and ODMWA established two statutory systems for the payment of compensation for occupationally related injuries and certain occupationally related diseases. COIDA applies to the compensation of all occupational injuries (including payment of compensation in the event of the death of the injured employee), whether or not it occurs in or outside the mining industry. ODMWA applies to diseases which are defined as “compensatable diseases”, being primarily occupationally related lung diseases like silicosis.

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
See above under "- Regulation - Mineral Rights - Papua New Guinea".
Harmony's operations and projects in PNG will potentially be affected by changes to PNG health and safety laws. Harmony continues to engage with the PNG Government through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Minister for Mining and the Managing Director of the MRA.
See “Integrated Annual Report for the 20-F 2022 – Social – Safety” on pages 133 to 138 and "Integrated Annual Report for the 20-F 2022 – Social – Health” on pages 139 to 146.
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
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the NEMA. The NEMA is “framework legislation”; that is, it provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include (but are not limited to) the principles of inter-generational equity, the polluter pays principle, the cradle to grave principle and the principle of sustainable development (the “Section 2 Principles”).
Listed Activities and competent authorities
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that may have an effect on the environment. Chief among these tools is the environmental authorization process. Under section 24(1) of the NEMA, the Minister of Environment, Forestry and Fisheries may identify activities that may not commence without an environmental authorization (the “Listed Activities”).
The Minister of Environmental Affairs published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA Regulations contemplate two application processes for an environmental authorization: a "basic assessment" process and a "scoping and environmental impact assessment" process. The basic assessment is an abridged assessment process that considers the impacts of the proposed activity on the environment, while the scoping and environmental impact assessment is a much more detailed assessment that is reserved for those activities that are expected to have a greater impact on the environment. The activities listed in Listing Notices 1 and 3 trigger a basic assessment process, while the activities contained in Listing Notice 2 require the applicant to complete a scoping and environmental impact assessment. The period from the date of application until the granting or refusal of an environmental authorization should take no more than 300 days, excluding any appeal process that suspends the environmental authorization for the duration of the appeal. Due to departmental limitations and other hindering factors, the 300 day time period is not always adhered to.
The EIA Regulations and Listing Notices were published with effect from December 8, 2014, along with various amendments to the NEMA and the MPRDA pursuant to an agreement (referred to as the "One Environmental System”) concluded between the Minister of Environmental Affairs, the Minister of Mineral Resources and Energy and the Minister of

Water and Sanitation (as such ministries were then called). In terms of the One Environmental System, the DFFE is responsible for the creation of all legislation and regulation relating to the environment. The DMRE, however, will be the competent authority responsible for implementing and enforcing this legislation as far as it directly relates to prospecting and mining activities, including the granting of environmental authorizations for these activities.
Prior to the One Environmental System, the powers and responsibilities of the DFFE and DMRE overlapped. Any person applying for a prospecting right, mining permit or mining right was required under the MPRDA to conduct an environmental impact assessment and obtain approval (referred to as an Environmental Management Programme or "EMPr") from the DMRE. To the extent that the proposed prospecting or mining activities also triggered any Listed Activities and prior versions of the EIA Regulations, an environmental authorization was required from the provincial environmental authorities. In practice, applicants for an EMPr and environmental authorization would conduct one environmental impact assessment and submit the final report to both the DMRE and provincial authority for their respective approvals. This dual system resulted in conflicting conditions with which the applicants were required to comply.
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
The NEMLAA was assented to by the President of South Africa on June 21, 2022. The NEMLAA will come into effect on a date determined by the Environment Minister. The NEMLAA will amend the Minister's jurisdiction to only include “mining activities” which refers "an activity which requires a permission, right, permit or consent under the MPRDA". This amendment may create uncertainty as to whether the Minister is the competent authority for ancillary activities for which a permission, right, permit or consent under the MPRDA is (in itself) not required.
The commencement of a Listed Activity without an environmental authorization is an offense but could possibly be corrected by submitting an application in terms of section 24G of the NEMA, which is an application for retrospective authorization. There is no guarantee that the competent authority will grant an environmental authorization in terms of this process. They may instruct the applicant to rehabilitate the environment or take any other measures to rectify the unlawful conduct. Even if the authority agrees to grant an environmental authorization, it may only do so after the applicant has paid an administrative fine. The granting of an environmental authorization under section 24G does not absolve the applicant of potential criminal liability for commencing with an activity without the requisite authorization.
The NEMLAA, once in effect, will introduce important changes to the section 24G process, extending the scope such that “successors in title” and “persons in control” of land on which a listed activity has commenced unlawfully are now permitted to submit rectification applications under section 24G. Prior to this amendment, only the person who commenced with the activity without the requisite approval was eligible to apply for rectification. Furthermore, the competent authority must now direct a person making a rectification application to cease undertaking the unlawful activity pending a decision on such application. The maximum quantum of the fine payable in terms of section 24G has also been increased from R5 million to R10 million. The NEMLAA will also insert a similar section into the National Environmental Management: Air Quality Act 39 of 2004.
Financial provision
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
Prior to September 2, 2014, financial provision was regulated under section 41 of the MPRDA read with regulation 53 and 54 of the MPRDA Regulations. These sections and regulations required that a mining right applicant make financial provision for the rehabilitation of negative environmental impacts arising from their mining activities. The initial amount and subsequent increases thereof were determined in accordance with the DMRE Guidelines. Pursuant to the DMRE Guidelines and the MPRDA Regulations, the selected financial provision must cater for the actual costs associated with the premature closing, decommissioning and final closure and post closure management of residual and latent environmental impacts.
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
From September 2, 2014 until November 20, 2015, the amount of financial provision was calculated in accordance with the DMRE Guidelines as the Minister of Environmental Affairs (as she was then known) had not published regulations in support of section 24P. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations.
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
Compliance with these obligations would have resulted in a significant increase in the required financial provision, and were consequently strongly opposed by the mining industry. In response to this opposition, the DFFE undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. Draft amendments to the Financial Provision Regulations, 2015 were published by the Minister of Forestry, Fisheries and the Environment in May 2019 and again on August 27, 2021. An amended draft incorporating certain comments submitted by Harmony was published on July 11, 2022. Harmony has submitted additional comments on these latest draft amendments in an effort to address some of the remaining issues. In light of the on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended to September 19, 2023.
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
Until a closure certificate is granted, Harmony is required to obtain and maintain financial provision for rehabilitation. The financial provision quantum is currently determined in accordance with a legal framework that may change materially. Upon the issuing of a closure certificate, the Minister may retain a portion of the financial provision for future latent and residual environmental liabilities. See Item 5: "Operating and Financial Review and Prospects - Operating Results – Key factors affecting our results - Electricity in South Africa – Climate Change, Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
When effective, the NEMLAA will replace the existing section 24P to the NEMA and inserts a new section 24P(A) to the NEMA. The new section 24P(A) permits the Environment Minister to prescribe instances for which financial provision must be set aside. This, therefore, will allow the Environment Minister to require financial provision for activities which historically did not require financial provision, such as the processing of historic tailings dams. This financial provision must be reviewed and adjusted annually. These funds may only be used for purposes of progressive rehabilitation, decommissioning, closure, post closure, as prescribed to ensure mitigation, remediation and rehabilitation of adverse environmental impacts for which it was provided.
Section 24P(A) deals specifically with financial provision for mining. The financial provision must be reviewed and adjusted in the prescribed manner. The financial provision must also be subjected to independent audits. The financial provision amounts and adjustments thereto will need to be published for comment. Furthermore, Section 24P(A)(2) indicates that the holder may only draw down on the financial provision with the consent of the Minister (in consultation with the Environment Minister and the Minister for Water and Sanitation) and only to support decommissioning and final closure in the ten year period before final decommissioning and closure. In addition, financial provision retained by the Minister for latent and residual environmental liabilities must be transferred to an account administered by the Minister or, where the financial provision is an insurance policy, the Minister must access the funds. Harmony will have no right to regulate the manner in which these funds are spent to rectify any latent and residual environmental impacts. Notwithstanding this, Harmony will remain liable for any such liabilities. If the latent and residual environmental liabilities do not materialize, there is no mechanism in terms of which the funds will be returned to the holder.
Duty of care
NEMA imposes a statutory obligation on every person who has caused, is causing or is likely to cause significant contamination to take reasonable measures in relation thereto, failing which the director-general of the DFFE, the head of a province of the relevant environmental department or the director-general of the DMRE (collectively the "competent authority”) may issue a directive instructing a person to implement measures specified in the directive.
If the person fails to comply with the directive, the competent authority may apply to court for an order compelling various persons (including persons in control of the activities at the time the pollution / environmental degradation occurred, owners of property and persons who failed to prevent pollution / environmental degradation from occurring) to contribute towards the costs of effecting the reasonable measures. The NEMLAA will extend the competent authority to include municipal managers. Amendments to the rights of the competent authority to delegate responsible activities under the NEMLAA have also been extended.
Enforcement
The NEMLAA extends the powers and responsibilities of environmental mineral and petroleum inspectors such that they have the same powers currently only afforded to environmental inspectors to conduct investigations, search and seizure operations.
The costs of preventing, controlling or remedying pollution, environmental degradation and consequent adverse health effects must be paid for by those responsible for harming the environment. This duty applies retrospectively and therefore includes contamination caused prior to 1998, when the NEMA came into effect.
Liabilities
A failure to comply with this duty to obtain or comply with an environmental authorization and other offenses may, upon successful prosecution, result in significant fines of up to R10 million and/or 10 years imprisonment being imposed. In addition, it may result in damages claims, obligations to rehabilitate the environment, paying the costs of the prosecution and even director and employee liability. Any person may use the relevant provisions in the NEMA to initiate the prosecution of an entity, its directors and/or employees in their personal capacity.

Waste management
Pursuant to section 19 of the Waste Act, the Minister is authorized to publish a list of waste management activities that are likely to have a detrimental effect on the environment. No one may commence or undertake a waste management activity except in accordance with the norms and standards created in terms of section 19(3) of the Waste Act or in terms of the provisions of a waste management license. The list of waste management activities that have, or are likely to have, a detrimental effect on the environment set out the various activities for which a waste management license is required. A basic assessment is required in respect of those activities listed in Category A, while a scoping and environmental impact assessment is required in respect of Category B listed activities. In respect of those activities listed in Category C, an waste management license is not required but the person seeking to undertake those activities must comply with published norms and standards.
Regulatory uncertainty exists regarding the management and re-processing of residue stockpiles and residue deposits created prior to May 1, 2004, being the date on which so-called “new order” and “old order” mining rights were created by the MPRDA. These residue deposits and residue stockpiles fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMRE) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. Amendments were included in 2014 that sought to incorporate the reclamation of residue stockpiles and residue deposits within the scope of the Waste Act and within the jurisdiction of the DMRE. The amendments, however, are unclear and render it uncertain whether the DMRE or the DFFE is the competent authority in respect of these residue stockpiles and deposits. This may lead to possible legal challenges in circumstances where waste management licenses are obtained from the incorrect authority. The NEMLAA introduced certain changes related to residue stockpiles and residue deposits. The definitions of each are inserted into NEMA, and both have the meaning assigned to them in section 1 of the MPRDA. The effect of the amendments is that residue stockpiles and residue deposits are now managed in terms of NEMA and are excluded from the scope of the Waste Act. This does not apply to residue stockpiles and residue deposits created prior to May 1, 2004 which fall outside of the definitions under the MPRDA. As a result, these residue stockpiles and deposits may fall within the scope of the broader definition of hazardous substances contemplated in the NEMLAA.
Other waste management facilities constructed and/or operated by our operations may also be subject to licensing requirements, including hazardous waste disposal sites and central salvage yards.
In addition to licensing, mines must also comply with the management measures prescribed for residue stockpiles and deposits in the Regulations for Residue Stockpiles and Residue Deposits from a Prospecting, Mining, Exploration or Production Operation in GNR 632 of July 24, 2015. These regulations do not retrospectively apply to the management of existing stockpiles and deposits, provided they are in an approved EMPr. These regulations have notable cost implications for new residue stockpiles and deposits established after this date as they impose certain liner/barrier requirements for them.
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
•engaging in stream flow activities contemplated in the NWA;
•engaging in a controlled activity identified in terms of s37(1) of the NWA or declared in terms of s38(1);
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
From a permitting perspective, water resources are regulated through the issuing of water use licenses, publishing of general authorizations and / or permitting persons to continue undertaking water uses that they were undertaking when the NWA came into effect in October 1998.

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
Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations require that we register our operations that involve fuel combustion activities associated with mining and quarrying in excess of 10MW as well as certain other activities associated with the mineral industry. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for each of the relevant GHGs and the IPCC emission sources by March 31st of each year. The Technical Guidelines are a companion to the South African National GHG Regulations and describe the reporting methodology as specified in the Air Quality Act.
See Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us” for a discussion regarding the laws governing GHG emissions.
Carbon Tax Act
The South African government introduced a carbon tax under the Carbon Tax Act with effect from June 1, 2019. The Carbon Tax Act (together with the Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce greenhouse gas emissions. For more information regarding the Carbon Tax Act, see Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us” and Item 5: "Operating and Financial Review and Prospects - Operating Results – Key factors affecting our results – Electricity in South Africa" and " – Climate Change, Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
Laws and Regulations Pertaining to Environmental Protection - Papua New Guinea
The PNG Environment Act and various related regulations and guidelines regulate the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. An environmental impact statement is required for activities that are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. This statement must be lodged with the PNG Conservation and Environment Protection Authority for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
The PNG Government will use the environmental impact statement as the means to assess a project's impacts, in accordance with statutory processes, and decide whether the Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director Conservation and Environment Protection Authority may grant an environment permit for the activity.
Potential Changes to PNG Environment Laws
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Mine Closure Policy and Mining Project Rehabilitation and Closure Guidelines (which include requirements for the provision of financial assurance for mine closure and rehabilitation costs), a Biodiversity Offset Policy (which anticipates biodiversity offset payments to support biodiversity incentives) and a National Oceans Policy.
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and Harmony continues to engage with the PNG Government on these matters through the offices of the PNG Chamber of Mines and Petroleum, and directly with the PNG Conservation and Environment Protection Authority ("CEPA") and (in the case of mine closure) the MRA.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act, 66 of 1995, as well as by the Employee Relations Framework Policy and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong and Target where the National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at fiscal year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 53%); the Association of Mineworkers and Construction Union (at 28%); the United Association of South Africa (at 5%) NUMSA (6%) and Solidarity (at 2%). About 95% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2022 – Social – Caring for our employees” on pages 147 to 153.
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
Intellectual Property
Harmony is not dependent on intellectual property (including patents or licenses), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.
Seasonality
Subject to other factors and unforeseen circumstances, in the third quarter production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.
Raw Materials
Harmony uses chemicals, including Cyanide, Hydrochloric Acid and Caustic Soda, as key reagents in the production of gold. These chemicals are available from a large number of suppliers and do not represent a material portion of the company’s costs. Given the challenges associated with aging production plants and reliability thereof, Harmony is currently experiencing continued interrupted supply of the foregoing stated reagents as well as other critical consumables utilized in the production of gold across our global operations. The latter has negatively impacted Harmony’s purchasing power and security of supply. As a result of sourcing from third-party raw materials suppliers importing consumables internationally, the security of supply is at a higher premium. Additionally, our stocking strategies account for potential lead time variation and supply constraints, thus minimizing the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, our contractual terms are dynamic enough to mitigate the market movement volatility.
However the war in Ukraine has caused significant disruption to financial and commodity markets. During fiscal 2022, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. Brent crude oil touched levels not seen since 2012 and copper advanced to its highest level ever. The higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact the costs of our raw materials. The impact on global supply chains from the conflict will become clearer over time. Item 3: "Key Information - Risk Factors – Strategic and Market Risks - Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
C. ORGANIZATIONAL STRUCTURE
Harmony is a holding company with its significant ownership interests organized as set forth in Exhibit 8.1 "Significant Subsidiaries of Harmony Gold Mining Company Limited”.
The information set forth under the heading:
•“– Who we are ” on page 8 to 9
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:
•“– Our Operations” on pages 10 to 13;
•“– Delivering profitable ounces – Operational performance” on pages 50 to 85; and
•“– Environment – Environmental management and stewardship” on pages 89 to 96.
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference. Also see note 15 “Property, Plant and Equipment” and note 34 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
Also see Item 4: “Information on the Company - Business Overview - Regulation - Laws and Regulations Pertaining to Environmental Protection - South Africa”, “- Laws and Regulations Pertaining to Environmental Protection - Papua New Guinea" and “- Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources".

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE
On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2021. Accordingly, Harmony is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending June 30, 2022, and will continue to do so going forward. As part of its rule-making to modernize its disclosure requirements, the SEC rescinded Industry Guide 7, which accordingly is not applicable to Harmony’s current and future disclosures.
Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with Harmony’s mining properties, see Item 3: "Key Information – Risk Factors".
Harmony’s South African operations include eight deep-level mines, an open pit mining operation and several surface retreatment facilities. Combined, these account for gold Mineral Resources (exclusive of Mineral Reserves) of 70.0 million ounces and gold Mineral Reserves of 21.6 million ounces at June 30, 2022.
Harmony has three underground mining operations in the West Rand: Doornkop, Kusasalethu and Mponeng. As at June 30, 2022, their combined Mineral Resources (exclusive of Mineral Reserves) were 30.5 million ounces and the combined Mineral Reserves were 4.1 million ounces. Harmony has one underground mining operation in the Klerksdorp goldfield: Moab Khotsong. As at June 30, 2022, the estimated Mineral Resources (exclusive of Mineral Reserves) were 4.8 million ounces and the estimated Mineral Reserves were 4.0 million ounces. Harmony has four underground mining operations in the Free State: Joel, Masimong, Tshepong Operations, and Target 1. Target 3 is also situated in the Free State, but is currently held under care and maintenance. As at June 30, 2022, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 30.6 million ounces and the combined estimated Mineral Reserves were 3.0 million ounces.
Harmony has one open pit mine and several surface retreatment facilities in South Africa. These include: Kalgold, various surface sources in the Free State (including several tailings retreatment operations and waste rock dumps ("WRDs"), located largely in the vicinity of Welkom), marginal ore rock dumps and tailings (Mispah and Kop Paydam) associated with Moab Khotsong that are available for retreatment, Mine Waste Solutions, Savuka gold plant and West Wits. As at June 30, 2022, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 4.1 million ounces and the combined estimated Mineral Reserves were 10.4 million ounces.
In PNG, Harmony has one wholly-owned open-pit, gold and silver mine: Hidden Valley, and a 50% interest in the Wafi-Golpu project. As at June 30, 2022, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral Reserves) in PNG were 19.7 million ounces and the combined estimated Mineral Reserves were 18.2 million ounces.

Locations of Properties

The following graphic sets out the geographical distribution of Harmony’s mining properties.

N
Botswana
Namibia
AFRICA
SOUTH AFRICA
Johannesburg
Klerksdorp
Bloemfontein
Harmony South Africa
1 West Rand operations
2 Free State operations
3 Klerksdorp goldfield
4 Kraaipan Greenstone Belt
Towns/Cities
KRAAIPAN GREENSTONE BELT
Mahikeng
NORTH WEST PROVINCE
GAUTENG
Johannesburg
Randfontein
Carletonville
Springs
Devon Dome
WITWATERSRAND BASIN
Klerksdorp
Vredefort Dome
HOMESTEAD FAULT
DE BRON FAULT
Kroonstad
Welkom
Virginia
FREE STATE
0 50 100
Kilometres
Projection: UTM Zone 36, Southern Hemisphere (WGS 84)
26°
28°
26°
27°

LEGEND

- Exposed Central Rand Group
- Covered Central Rand Group
- Exposed West Rand Group
- Covered West Rand Group
- Dominion Group
- Exposed Granitoid Basement
- Major faults

West Rand operations

		Latitude	Longitude
1	Doornkop	26°13'03.36"S	27°47'26.55"E
2	Kusasalethu	26°27'16.23"S	27°21'32.91"E
3	Mponeng	26°26'15.60"S	27°25'41.24"E

Klerksdorp goldfield

		Latitude	Longitude
4	Moab Khotsong	26°59'12.7"S	26°48'03.3"E
15	Exploration Target North		
	MAL21A	27°40'58.29"S	26°36'11.95"E
	MAL22	27°40'43.75"S	26°36'12.49"E
	MAL23	27°40'42.26"S	26°36'06.32"E

Free State operations

		Latitude	Longitude
5	Target 1	27°45'42.59"S	26°38'24.92"E
6	Target 3*	27°49'42.93"S	26°38'29.27"E
7	Tshepong operations**	27°51'56.45"S	26°42'45.15"E
8	Masimong	27°58'23.93"S	26°52'39.41"E
9	Joel	28°16'17.19"S	26°48'57.97"E

Surface sources

Kraaipan Greenstone Belt

		Latitude	Longitude
10	Kalgold	26°10'12.85"S	25°14'02.70"E

MWS Klerksdorp

		Latitude	Longitude
11	MWS Plant	26°50'10.50"S	26°47'50.41"E
12	Kareerand	26°53'21.49"S	26°53'21.24"E

Free State

		Latitude	Longitude
13	Saaiplaas Plant	28°2'6.64"S	26°52'4.02"E
14	Central Plant	28°3'36.57"S	26°53'14.18"E

* *Care and maintenance*

** *Tshepong Operations includes Tshepong and Phakisa sections combined*

N
INDONESIA
PAPUA NEW GUINEA
AUSTRALIA
135°
140°
145°
150°
0°
-5°
INDONESIA
Grasberg
Frieda River
Ok Tedi
Porgera
Madang
Lae
Port Moresby
0
400
800
Kilometres
Projection: UTM Zone 54, Southern Hemisphere (WGS 84)
LEGEND
New Guinea Mobile Belt
Papuan Fold Belt
Niugini Mobile Belt
Papuan Ultramafic Belt
Aure Trough
Other mining operations
Towns/Cities
Operations and projects
1 Hidden Valley
2 Wafi-Golpu project (Harmony 50%)
3 Kerimenge
Exploration
4 Hidden Valley district
5 Exploration Portfolio Joint Venture (Harmony 50%)
Harmony equity interest 100% unless otherwise indicated

Locality maps showing the location of individual properties as well as infrastructure and licenses are shown in under “—Individual Property Disclosure” below. All operations are 100 percent owned unless otherwise indicated.
The following table sets out the aggregate production of Harmony’s mining operations for the years ended June 30, 2022, 2021 and 2020.

	Fiscal year ended June 30,
	2022	2021	2020
Gold produced (kg)	46,236	47,755	37,863
Gold produced (000oz)	1,487	1,535	1,217

Overview of Mining Properties and Operations
The following information is detailed for each material property in “—Individual Property Disclosure” below:
•the location of the properties;
•the type and amount of ownership interests;
•the identity of the operator or operators;
•titles, mineral rights, leases or options and acreage involved;
•the stages of the properties (exploration, development or production);
•key permit conditions;
•mine types and mineralization styles; and
•processing plants and other available facilities.
Methodology
Mineral Resources
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proved Mineral Reserve or a Probable Mineral Reserve.
Mineral Resource estimation
To meet SAMREC, 2016’s requirements that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction”, Harmony has determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, Harmony uses a gold price of R850,191/kg to derive a cut-off grade to determine the Mineral Resources at each of its South African underground operations.
The estimation of Mineral Resources is based on geoscientific knowledge and borehole and sampling data (obtained by means of chip sampling on the reef horizon in a shaft-specific grid), with input from the company’s Ore Reserve managers, geologists and geostatistical staff. All sampling done is subject to quality assurance and quality control, as prescribed by SAMREC, 2016, to ensure data quality and accuracy. Each mine’s Mineral Resource is categorized – based on similarities in geology, facies, grade and structure, the orebody is divided into geozones. It is then blocked-out and ascribed an estimated value. A computerized geostatistical estimation process is used at all our mines.
To define that portion of a Measured and Indicated Mineral Resource that can be converted to a Proved and Probable Mineral Reserve, Harmony applies the concept of a cut-off grade. At our underground South African mines, this is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using the company’s Optimiser software, which requires the following as input:
•the database of Measured and Indicated Resource blocks (per shaft section);
•an assumed gold price which, for this Mineral Reserve statement, was taken as R763,000/kg;
•planned production rates;
•the mine recovery factor which is equivalent to the mine call factor multiplied by the plant recovery factor; and
•planned cash operating costs (Rand per tonne).

Rand per tonne cash operating costs are historically based but take cognizance of distinct changes in the cost environment such as restructuring, right-sizing, and other cost-reduction initiatives and, for below-infrastructure ounces, an estimate of capital expenditure.
In PNG, the block cave reserve at Golpu uses proprietary block cave optimization software to define the optimal mine plan and sequencing. The open-pit reserve at Hidden Valley is determined using the Whittle optimization program to guide the most efficient mine design given the commodity prices and cost inputs assumed.
Mineral Reserves represent that portion of the Measured and Indicated Mineral Resources above the cut-off grade in the LoM plan and are estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. At our underground mines, the reported Mineral Reserves are accessible from existing infrastructure and/or infrastructure that is in the process of being developed.
A range of disciplines, including geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management, are involved at each mine in the LOM planning process and the conversion of Mineral Resources into Mineral Reserves.
The modifying factors related to the ore flow that are used to convert Mineral Resources to Mineral Reserves through the LOM planning process are stated for each shaft. For these factors, historical information is used, except if there is a valid reason to do otherwise. As a result of the depth at which mining occurs and the resulting rock engineering requirements at our South African underground mines, some shafts include stope support pillars into the design of their mining layouts which accounts for discounts of 7% to 10%. A further 15% discount is applied as a LOM factor to provide for unpay and off-reef mining. In general, LOM plan extraction factors do not exceed 85% and are reflected in Mineral Reserves.
While there are some differences between the definition of SAMREC, 2016 and that of Regulation S-K 1300, only the Mineral Reserves at each of Harmony’s operations and advanced projects as at June 30, 2022 that qualify as Mineral Reserves for purposes of Regulation S-K 1300 are presented in the tables below.
Mineral Reserves
Modifying factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve.
A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. A Scoping Study is an order of magnitude technical and economic study of the potential viability of Mineral Resources that includes appropriate assessments of realistically assumed modifying factors together with any other relevant operational factors that are necessary to demonstrate at the time of reporting that progress to a prefeasibility study can be reasonably justified.
A prefeasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.
For the reporting of Mineral Reserves the following parameters were applied:
•a gold price of US$1,546 per ounce;
•an exchange rate of R15.35 per US dollar;
•the above parameters resulting in a gold price of R763,000/kg for the South African assets;
•the Hidden Valley operation and Wafi-Golpu project used prices of US$1,546/oz gold (“Au”), US$22.35/oz silver (“Ag”), US$ and US$3.30/lb copper (“Cu”) at an exchange rate of A$1.37 per US$;

•gold equivalent ounces are calculated assuming a US$1,546/oz Au, US$ 3.30/lb Cu and US$22.35/oz Ag with 100% recovery for all metals; and
•“gold equivalent” is computed as the value of Harmony's gold, silver and copper from all Mineral Resources/ Mineral Reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.
Gold equivalent ounces
In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated above. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated.

Mineral Resources (exclusive of Mineral Reserves)
As at June 30, 2022, Harmony had aggregate attributable Measured and Indicated Resources (exclusive of Mineral Reserves) of approximately 44.8 million ounces of gold, 6.5 million ounces of gold equivalents, 29.2 thousand ounces of silver, 2.9 million pounds of copper, 71.6 million pounds of molybdenum and 60.4 million pounds of uranium.

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
South Africa underground
Free State region
Tshepong Operations	17.2	12.44	214	11.2	10.89	122	28.5	11.83	337	36.9	10.62	392
Joel	1.7	9.17	15	2.8	6.92	19	4.4	7.76	34	7.0	5.11	36
Masimong	2.0	9.21	18	—	—	—	2.0	9.30	18	—	—	—
Target 1	4.4	8.89	39	3.2	7.76	25	7.6	8.41	64	4.0	5.96	24
Target 3	0.6	9.19	6	3.0	10.17	30	3.6	10.01	36	1.2	8.66	11
Total Free State underground	25.8	11.31	292	20.2	9.75	197	46.0	10.62	488	49.2	9.40	463.0
West Rand region
Doornkop	18.2	3.54	64	10.5	2.97	31	28.7	3.33	96	13.4	4.38	59
Kusasalethu	1.0	13.03	13	8.5	9.28	79	9.5	9.67	92	2.0	8.85	18
Mponeng	2.5	16.09	40	18.3	13.96	256	20.8	14.22	296	29.1	13.35	389
Total West Rand region	21.7	5.43	118	37.4	9.80	367	59.1	8.19	484	44.6	10.44	465
Klerksdorp operation
Moab Khotsong	2.3	17.64	41	3.5	16.96	59	5.8	17.23	100	2.6	19.09	49
Total North West region	2.3	17.64	41	3.5	16.96	59	5.8	17.23	100	2.6	19.09	49
Total South Africa underground	49.9	9.04	451	61.0	10.19	622	110.9	9.67	1,073	96.4	10.14	977
South Africa Surface
Kraaipan Greenstone Belt
Kalgold	0.6	1.65	1	33.1	1.09	36	33.7	1.10	37	25.4	0.34	9
Total Kalgold	0.6	1.65	1	33.1	1.09	36	33.7	1.10	37	25.4	0.34	9
Free State region – Surface
Tailings
Other Free State tailings	82.8	0.27	22	—	—	—	82.8	0.27	22	15.5	0.19	3
Phoenix	21.9	0.27	6	—	—	—	21.9	0.27	6	—	—	—
Central	—	—	—	—	—	—	—	—	—	—	—	—
Waste rock dumps
Free State WRD	—	—	—	1.1	0.39	0.4	1.1	0.39	0.4	17.0	0.43	7
Total Free State	104.6	0.27	28	1.1	0.01	—	105.7	0.27	29	32.4	0.32	10

North West region – Surface
Tailings
Mine Waste Solutions	54.1	0.20	11	113.0	0.19	21	167.2	0.19	32	—	—	—
Waste rock dumps
Mine Waste Solutions	—	—	—	2.5	0.30	1	2.5	0.30	1	2.5	0.28	1
Total North West	54.1	0.20	11	115.5	0.19	22	169.6	0.20	33	2.5	0.28	1
West Rand region – Surface
Tailings
West Wits tailings	—	—	—	22.9	0.36	8	22.9	0.36	8	—	—	—
Waste rock dumps
West Wits WRD	—	—	—	1.1	0.47	1	1.1	0.47	1	—	—	—
Total West Rand	—	—	—	24.0	0.37	9	24.0	0.37	9	—	—	—
Total South Africa Surface (including Kalgold)	159.3	0.25	40	173.7	0.39	67	333.0	0.32	108	60.4	0.32	19
Total South Africa	209.2		491	234.7		689	443.9		1,180	156.7		996
Papua New Guinea¹
Hidden Valley	—	—	—	33.0	1.34	44	33.0	1.34	44	1.2	1.21	1
Hamata	—	—	—	1.6	1.97	3	1.6	1.97	3	0.2	1.50	—
Wafi	—	—	—	54.0	1.66	89	54.0	1.66	89	20.0	1.37	26
Golpu	—	—	—	145.0	0.54	78	145.0	0.54	78	70.0	0.62	44
Nambonga	—	—	—	—	—	—	—	—	—	24.0	0.69	16
Kerimenge	—	—	—	—	—	—	—	—	—	16.4	1.07	18
Total Papua New Guinea	—	—	—	233.6	0.92	214	233.6	0.92	214	131.8	0.80	105
Grand total	209.2		491	468.3		904	677.5		1,395	288.5		1,102

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold equivalents[1]	Tons (Mt)		Au eq (000kg)	Tons (Mt)		Au eq (000kg)	Tons (Mt)		Au eq (000oz)	Tons (Mt)		Au eq (000oz)
Silver
Hidden Valley	—		—	33.0		10	33.0		10	1.2		0.4
Total	—		—	33.0		10	33.0		10	1.2		0.4
Copper
Golpu	—		—	145.0		191	145.0		191	70.0		88
Nambonga	—		—	—		—	—		—	24.0		7
Total	—		—	145.0		191	145.0		191	94.0		95
Total Silver and Copper as gold equivalents	—		—	178.0		202	178.0		202	95.2		95
Total PNG including gold equivalents	—		—	233.6		416	233.6		416	131.8		201
Total Harmony including equivalents	209.2		491	468.3		1,105	677.5		1,596	288.5		1,197

Other metals
Papua New Guinea[1]	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Silver	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)
Hidden Valley	—	—	—	33.0	21.97	725	33.0	21.97	725	1.2	23.12	29
Golpu	—	—	—	145.0	1.26	183	145.0	1.26	183	70.0	1.10	74
Total	—	—	—	178.0	5.10	908	178.0	5.10	908	71.2	1.45	103

Copper	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)
Golpu	—	—	—	145.0	0.90	1,350	145.0	0.90	1,350	70.0	0.86	600
Nambonga	—	—	—	—	—	—	—	—	—	24.0	0.20	47
Total	—	—	—	145.0	0.90	1,350	145.0	0.90	1,350	94.0	0.69	647

Molybdenum	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)
Golpu	—	—	—	145.0	94.00	33	145.0	94.00	33	70.0	71.00	5
Total	—	—	—	145.0	94.00	33	145.0	94.00	33	70.0	71.00	5

South Africa
Uranium	Tonnes(Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes(Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes(Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes(Mt)	Grade (kg/t)	U3O8 (Mkg)
Free State surface	—	—	—	82.8	0.10	8	82.8	0.10	8	—	—	—
Mine Waste Solutions	54.1	0.07	4	113.0	0.08	8	167.2	0.07	12	—	—	—
Moab underground	—	—	—	5.8	1.19	7	5.8	1.19	7	2.6	0.71	2
Grand total	54.1	0.07	4	201.6	0.12	24	255.8	0.11	27	2.6	0.71	2
¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,546/oz Au, US$3.30/lb Cu and US$22.35/oz Ag with 100% recovery for all metals.
Note: rounding of numbers may result in slight computational discrepancies.

Mineral Reserves

As at June 30, 2022, Harmony had aggregate attributable Proven and Probably Mineral Reserves of approximately 28.1 million ounces of gold, 11.7 million ounces of gold equivalents, 13.3 thousand ounces of silver, 5.4 million pounds of copper and 10 million pounds of uranium.

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Gold	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)
South Africa underground
Free State region
Tshepong Operations	7.9	6.02	48	0.5	7.24	4	8.4	6.09	51
Bambanani	—	—	—	—	—	—	—	—	—
Joel	2.8	5.01	14	1.0	4.85	5	3.7	4.97	19
Masimong	0.7	4.95	4	0.3	3.47	1	1.0	4.55	5
Target 1	2.7	4.32	12	1.7	4.11	7	4.4	4.24	19
Total Free State underground	14.2	5.44	77	3.5	4.73	16	17.6	5.30	93
West Rand region
Doornkop South Reef	5.9	4.46	26	7.9	4.29	34	13.8	4.36	60
Kusasalethu	1.3	6.97	9	0.03	6.84	0.2	1.3	6.97	9
Mponeng	2.3	8.09	19	4.3	9.12	39	6.6	8.76	58
Total West Rand region	9.5	5.68	54	12.2	5.99	73	21.7	5.86	127
North West region
Moab Khotsong	2.7	7.48	20	12.0	8.78	105	14.7	8.54	125
Total North West region	2.7	7.48	20	12.0	8.78	105	14.7	8.54	125
Total South Africa underground	26.3	5.74	151	27.7	7.04	195	54.0	6.40	346
South Africa Surface
Kraaipan Greenstone Belt
Kalgold	5.6	0.94	5	15.8	1.16	18	21.4	1.10	24
Free State region – Surface
Tailings
Other Free State tailings	86.5	0.27	23	578.7	0.22	129	665.3	0.23	153
Phoenix	36.5	0.29	10	—	—	—	36.5	0.29	10
Central	—	—	—	47.9	0.27	13	47.9	0.27	13
Total Free State	123.0	0.27	34	626.6	0.23	142	749.7	0.23	176
North West region – Surface
Tailings
Mispah	—	—	—	75.2	0.30	23	75.2	0.30	23
Vaal River tailings	—	—	—	177.3	0.28	50	177.3	0.28	50
Mine Waste Solutions	21.1	0.26	6	166.8	0.24	41	187.8	0.25	46
Total North West	21.1	0.26	6	419.2	0.27	113	440.3	0.27	119
West Rand – Surface
West Wits tailings	—	—	—	19.3	0.33	6	19.3	0.33	6
Total West Rand	—	—	—	19.3	0.33	6	19.3	0.33	6
Total South Africa Surface (including Kalgold)	149.7	0.30	45	1,080.9	0.26	280	1,230.7	0.26	325
Total South Africa	176.1		196	1,108.6		475	1,284.7		670
Papua New Guinea
Hidden Valley	2.5	0.86	2	16.3	1.78	29	18.8	1.65	31
Hamata	—	—	—	0.3	1.48	0.4	0.3	1.48	0.4
Golpu ¹	—	—	—	200.0	0.86	171	200.0	0.86	171
Total Papua New Guinea	2.5	0.86	2	216.6	0.93	200	219.1	0.92	203
HV Hamata	2.5	0.86	2	16.6	1.77	29	19.1	1.65	32
Grand total	178.6		198	1,325.2		675	1,503.8		873

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Gold equivalents	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)
Silver
Hidden Valley	2.5		1	16.3		5	18.8		6
Copper
Golpu¹	—		—	200.0		359	200.0		359
Total silver and copper as gold equivalents	2.5		1	216.3		364	218.8		365
Total PNG including gold equivalents	2.5		3	216.6		565	219.1		567
Total Harmony including equivalents	178.6		199	1,325.2		1,039	1,503.8		1,238

Other metals
Papua New Guinea[1]	Proved Reserves			Probable Reserves			Total Mineral Reserves
Silver	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)
Hidden Valley	2.5	18.32	47	16.3	22.45	366	18.8	21.89	412

Copper	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)
Golpu	—	—	—	200.0	1.20	2,450	200.0	1.20	2,450

South Africa
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)
Moab Khotsong underground	—	—	—	14.7	0.30	4	14.7	0.30	4
¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,546/oz Au, US$3.30/lb Cu and US$22.35/oz Ag with 100% recovery for all metals.
²    Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
Note: rounding of numbers may result in slight computational discrepancies.
As at June 30, 2022, Harmony’s attributable gold and gold equivalent Mineral Reserves were 39.8 million ounces of gold, a decrease from 42.5 million ounces at June 30, 2021. The year on year Mineral Reserve reconciliation is shown below.

Description	(000kg)	Moz
June 30, 2021 Gold and gold equivalents	1,320	42.5
Changes during fiscal 2022
Mined	-51	-1.7
Tshepong Restructuring, Bambanani closure	-87	-2.8
Other losses (geology, planning)	-15	-0.5
Reserve additions from Operations and Mispah	51	1.6
Gold equivalents	20	0.7
June 20, 2022 Gold and gold equivalents	1,238	39.8
MINERAL RESOURCE AND MINERAL RESERVE INDIVIDUAL PROPERTY DISCLOSURE

For more information about Harmony’s mines, including a summary of the Company’s mining rights and licenses refer to Item 4: "Information on the Company - Business Overview – Regulation”. For detailed information about Harmony’s mines, including the mining rights and licenses refer to the Technical Report Summary ("TRS") on each individual property, filed as an Exhibit to this annual report on Form 20-F.

Doornkop
Property Description
Doornkop is an underground gold mine located in the West Wits mining district southwest of Johannesburg, in the Gauteng Province. At longitude 27°47'26.55"E and latitude 26°13'03.2"S, the mine is approximately 30km from Johannesburg and forms part of Harmony's West Rand (“West Wits”) operations. Doornkop is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Doornkop mine, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
West Rand Cons
Luipaardsvlei
Randfontein
N 14
R 41
500
Durban Roodepoort Deep
Rand Leases
Doornkop Mine
Cooke
NORTH WEST
GAUTENG
N 12
Westonaria
Carletonville
501
Cooke
Driefontein
R 28
Blyvooruitzicht
TauTona Mine (closed)
Savuka Mine (closed)
Kloof
South Deep
Mponeng Mine
Kusasalethu Mine
Deelkraal Mine
Fochville
West Rand Operations
Towns/Residential Areas
Shaft Position
National Roads
Regional Roads
Provincial Boundary
0
10km
26°15'S
26°30'S
27°30'E
27°45'E

The Doornkop shaft complex is located south of Krugersdorp, 30km west of Johannesburg, in Gauteng Province, South Africa. The property lies between Sibanye Stillwater Limited’s Cooke 1 shaft and Durban Roodepoort Deep Limited. Doornkop form part of Harmony’s West Rand operations and extends to a maximum depth of approximately 2,000m below surface. Current mining operations extract the South Reef, with the Mineral Reserves being comprised entirely of this reef. Mineral Resources are comprised of the South Reef and the Kimberley Reef, and a limited (<0.5%) amount of the Main Reef.
There is no material litigation (including violations or fines) against Harmony that threatens its mineral rights, tenure, or operations.
Operational Infrastructure
Infrastructure in the region is well established, supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure. Doornkop’s surface and underground infrastructure, including its power and water supplies, is sufficient for the current and planned production level requirements.
Doornkop’s main and vent shaft systems are currently exploiting the South Reef to approximately 2,000m below surface. The narrow South Reef is exploited by means of conventional stoping. The ore mined at Doornkop is processed at the mine’s carbon-in-pulp (“CIP”) plant, which is located adjacent to the shaft. Operations are powered by electricity from Eskom.
Doornkop is an established operation, and the currently available infrastructure is sufficient to support the mine plan. Doornkop is accessible via the national and provincial roads. The general layout of Doornkop infrastructure is displayed in the graphic below.

Randfontein
Doornkop Mine
Westonaria
Carletonville
Fochville
Azaadville
R 41
Leratong
Tshepisong
Rietvallei
Doornkop Mine
558
WRD
Doornkop
Doornkop
Slovoville
Workshop, Stores, Admin
Thulani
Bambayi
Cooke
Soweto
26°11'S
27°45'E
27°50'E
0
2.5km
N
West Rand Operations
Doornkop Mining Right
Towns/residential areas
Plant
WRD
TSF
Shaft position
Railway
Regional roads
Farm Boundaries

Geology
Doornkop is situated on the northwestern margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. While there are several gold-bearing conglomerate reefs present within the mining right area, only the Kimberley Reef and South Reef are considered to have prospects for economic extraction at this stage.
In the West Rand Goldfield, the Kimberley Reefs include a number of different gold-bearing conglomerate horizons. At Doornkop, it is the Kimberley K9 Reef horizon which comprises the Mineral Resources along with the South Reef. The K9 Reef rests on an unconformity and is a multi-pulse conglomerate which is divided into four cycles, each consisting of an upper conglomerate and a lower quartzite.
The South Reef comprises a basal conglomerate unit and a cycle of trough cross-bedded sediments. The South Reef is dominated by silicate phases such as quartz, carbon (seam and specks), as well as sulphide phases such as pyrite, pyrrhotite and chalcopyrite. While the upper cycles may carry some gold values, up to 95% of the gold present is located in the lower cycle.
Both the Kimberley Reef and the South Reef have been subjected to faulting and are intruded by a series of dykes and sills of various ages that cut across the reefs. The gold mineralisation is interpreted to have succeeded a period of deep burial, fracturing, and alteration. The gold and other elements are believed to have precipitated through the reaction of hydrothermal fluids at high temperatures along the reef horizons.
History
Although exploration in the Doornkop area dates back to the early 1930s, and multiple phases of exploration and mining activities have taken place in the intervening years, the sinking of the Main and Ventilation Shafts at Doornkop only commenced in 1983. At the time, Doornkop was owned by Johannesburg Consolidated Industries Limited (“JCI”).
It was initially planned to mine both the Kimberley and the South Reefs. However, a decision was then taken by JCI to target the shallower Kimberley Reef only, mining it by mechanised methods. In additional, the deepening of the Main Shaft required to access to the South Reef was deferred. During 1989, the planned production rates from the Kimberley Reefs were achieved, but the anticipated grades were not recovered. Adverse geological structures were encountered, and the decrease in grades were attributed to difficulties associated with the mechanised mining methods resulting in dilution.
A review of the operation was undertaken in 1991, and the mining approach was changed to a more selective mining cut, targeting higher grade areas of Kimberley Reef only. In 1999, the deepening project was stopped, as a result of the low prevailing gold prices. The sub-vertical shaft sinking had been completed with the shaft bottom at 1,953m below surface. The deepening of the Main Shaft stopped at 1,340m below surface.
Harmony acquired Doornkop when it took over control of Randfontein Estates Limited ("REL"), in early 2000. Harmony continued mining the Kimberley Reef using mechanised mining methods, but revisited the work done toward extracting the South Reef. The mining method for the Kimberley Reef was subsequently changed to the conventional stoping approach, in order to extract a reduced tonnage at an improved grade.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right is held by REL, a wholly owned subsidiary of Harmony. The right encompasses an area of 2,941.02ha and was successfully converted, executed and registered as a new order mining right at the Mineral and Petroleum Resources Titles Office ("MPRTO"). As such, it is secured under Mining Authorisation number ML 13/97. The DMRE reference GP30/5/1/2/2/09MR was issued for a period of 30 years expiring on October 6, 2038, and Harmony has the exclusive right to renew the right.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to Doornkop operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme Report (“EMPr”)	GP30/5/1/2/2/(09) EM	DMRE	June 7, 2020	LOM
Certificate of Registration (Nuclear)	01/0025/06	National Nuclear Regulator	May 31, 2003	LOM
Water Use Permit	33/2/323/24	DWS	December 1, 1977	LOM
Integrated WUL (Draft)	16/2/7/C221/C024	DWS	January 1, 2010	LOM
ISO 14001 Certification	631282	BSI	November 1, 2021	November 1, 2024
Cyanide Management Certification	n/a	ICMC	April 1, 2021	April 1, 2024
Precious Metal Refining Licence	1889/000251/66	SA Diamond & Precious Metals Regulator	June 1, 2011	June 1, 2024
Environmental Authorisation for Water Treatment Plant	GP30/5/1/2/2/(09) EM	DMRE	August 1, 2016	LOM
Notes: BSI - British Standard Institute, ICMC - International Cyanide Management Code.
Mining Method
Doornkop is a deep level underground gold mine currently operating at depths ranging between 1,870m and 1,950m below surface.
The mining method used at Doornkop is conventional breast mining, in a sequential grid, also known as sequential grid mining (“SGM”).
Doornkop does not use backfill for the support of stopes. The SGM method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at controlling geotechnical stress.
The mining sequence at Doornkop is typically a V-shaped configuration, colloquially referred to as the “inverted Christmas tree”. An underhand face configuration is adopted when mining towards the west and an overhand face configuration when mining towards the east.
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
Doornkop's gold processing facility has been in operation since the mid-1980s. The technology used to process the gold-bearing ore is well established and is suitable for the style of mineralisation.
The milled ore from Doornkop follows a standard cyanide leach, CIP and electrowinning process in order to extract the gold bullion.
The plant is currently operating below its designed throughput capacity and in the past has operated at the throughput required to deliver the forecasted ounces of gold in the LOM.
Qualified Persons
The Qualified Persons (“QPs") preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr H Chirambadare	SACNASP	BSc. (Geol, Math), BSc. (Hons) Geol, MENG, MBA	All	Full time
Exploration
Exploration at Doornkop has been focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine as existing Mineral Resources are depleted through mining. Over the years, geological data has been obtained through surface drilling, underground drilling, underground channel (chip) sampling and geological mapping.

Surface exploration drilling has taken place over several different campaigns since exploration was initially undertaken in the 1930s. Surface drilling provides widely spaced initial grade and channel width information, upon which mine development decision are based.
Underground exploration drilling is a continuous process which would have been in place since the operation commenced. The underground drilling provides geological information, which is used for the Mineral Resource estimates, as well as for mine planning purposes
Diamond core drilling was used for all underground drill holes. Diamond core drilling has been undertaken using hydraulic and pneumatic drill rigs.
Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Doornkop
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Doornkop is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined as 638cmg/t, based on the economic assumptions presented in the table below at the effective date of June 30, 2022.

Description	Unit	Value
Gold price	USD/oz	1,723
FX rate	R:USD	15.35
Gold price	R/kg	850,191
Plant recovery factor	%	96.7
Unit cost	R/t	2,798
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022. The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	18.2	3.54	64,492	—	—	—	n/a
Indicated	10.5	2.97	31,245	—	—	—	n/a
Total / Ave. Measured + Indicated	28.7	3.33	95,738	—	—	—	n/a
Inferred	13.4	4.38	58,707	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr H Chirambadare, who is Ore Reserve Manager at Doornkop, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4     The Mineral Resources are reported using a cut-off value of 638cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021 and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	5.9	4.46	26,179	6.0	4.73	28,549	(8.3)
Probable	7.9	4.29	33,988	4.4	4.17	18,523	83.5
Total / Ave. Proved + Probable	13.8	4.36	60,167	10.4	4.49	47,072	27.8
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr H Chirambadare, who is the Doornkop Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content is recovered gold content after taking into consideration the modifying factors.
5.    Mineral Reserves are reported using a cut-off grade of 739cmg/t determined using a gold price of USD1,546/oz.
The increase in Mineral Reserves is due to long inclined borehole ("LIB") exploration drilling and on reef development which increased ore body confidence classification. LIB exploration drilling confirmed a flatter dipping reef which resulted in additional resources above infrastructure that were converted to reserves.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Doornkop. The modifying Factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/mᶟ	2.77
Stoping width	cm	123
Gully (dilution)%		4.4
Off Reef	%	3.0
Waste to Reef	%	0.3
Flushing tons	%	0.0
Discrepancy	%	16.4
Mine Call Factor	%	81.0
Plant Recovery Factor	%	96.7
Mine Recovery Factor	%	78.3
Plant Call Factor	%	100.0
Mineral Reserve cut-off	cmg/t	739
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Free State Surface Operations
Property Description
The Free State Surface Operations are located near the towns of Welkom and Virginia, Free State Province, South Africa. The operations reclaim and re-treat local surface tailings storage facilities (“TSFs”) and WRDs.
The Free State Surface Operations comprise Mineral Resources located in 24 TSFs and 12 WRDs; three of the TSFs are actively being mined and processed through two processing plants. The Free State Surface Operations comprise the following:
•Phoenix Project: this project is currently reclaiming two TSFs which are processed through the Saaiplaas Plant;
•Central Plant Reclamation. this operation is currently reclaiming one TSF which is processed through the Central Plant;
•Free Sate Tailings: this project is at pre-feasibility study ("PFS") level and will include the treatment of 21 TSFs. These TSFs will be processed through any of the plants; and
•WRDs located across Harmony's Free State mining operations.
The Free-State Surface Operations and their associated mineral rights are wholly owned by Harmony, except for the Phoenix Project. The Phoenix Project is 100% owned by Harmony’s BBBEE subsidiary, Tswelopele Beneficiation Operation (Pty) Limited, of which Harmony is a 76% shareholder (5% is held by the Harmony Community Trust).
The location of the TSFs situated between Welkom and Virginia is presented in figure below.

N
Welkom
Mine Services and Transport
Target 1
Target 3
Tshepong
Phakisa
Masimong
Bambanani
Joel
Free State Operations
27°58'S
Hostel
Masimong 4
FSS5
FSS3
FSS1
PB Dam C
PB Dam D
PB Dam B
PB Dam A
Saaiplaas 3
Saaiplaas 3
Bambanani West
FSS4
FSS6
SP6
Saaiplaas Plant
Saaiplaas 2
Saaiplaas 2
Saaiplaas 1
28°02'S
SP4
SP1
SP2
SP5a
SP5b
SP3
Bambanani East (PS4)
Bambanani Shaft
FSS7
Evaporation Dams
Harmony 4
Central Plant
Dam 21/H3
Unisel
23
Harmony 2
22a-cH1
Harmony 3
Sandrivier
Virginia 1
Virginia 2
28°06'S
Virginia
25
27 Calcine
30
31
30 A
Secondary Roads
Rail
Towns
River
Plant
Shafts
Non-operating Shafts
Municipal TSF
TSF being Mined
Non-active TSF
Active TSF
Non-active WRD
Dams and Pans
0
2km
26°50'E
26°54'E

The location of the WRDs is presented in the figure below.

N
Allanridge
Target 1
Target Plant
Target 2
Target 3
27°46'S
27°50'S
27°54'S
Freddies 9
Freddies 9
Freddies 8
Freddies 7
Tshepong
Tshepong
Odendaalsrus
Freddies 6
Freddies 6
Nyala
Nyala
FSN3A
Phakisa
Freddies 3
FSN2
FSN3B
FSN1
FSN4
Kudu
Kudu
Eland
Eland
Two Plant
Sable
Sable
Secondary Roads
Rail
Towns
River
Plant
Shafts
Non-operating Shafts
TSF
Non-active WRD
WRD being Mined
Dams and Pans
0
2.5km
26°38'E
26°42'E

Phoenix Project is a tailings retreatment operation located approximately 6km north of the town of Virginia; it currently re-treats material from the Dam A (PB Dam A) and Dam 21 TSFs using the Saaiplaas Plant. The Saaiplaas Plant is located at latitude 28°03’37.68”S and longitude 26°53’14.59”E.
The Phoenix Project is nearing the end of its current ore sources and the next source that will be introduced is the FSS6 TSF.
The Central Plant Reclamation currently re-treats material from the FSS5 TSF using the Central Plant. The FSS5 TSF is located close to the southern edge of the town of Welkom, while the Central Plant is located approximately 7km southeast of the Saaiplaas Plant at a latitude of 28°02’8.36”S and a longitude of 26°52’8.99”E.
The Free State Tailings is currently at PFS stage. Although the results of the study completed in 2009 indicate a positive net present value, the project has not yet been commissioned. The project currently comprises the 19 TSFs.
There is no material litigation (including violations or fines) against Harmony that threatens its mineral rights, tenure, or operations.

Operational Infrastructure
The surrounding areas of Welkom and Virginia are well developed in terms of access and mining-related infrastructure supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
The Free State Surface Operations have adequate access to the infrastructure required to meet the planned LOM production schedules. In addition, all provisions and plans required for the St Helena Project have been made. The surface infrastructure located in the vicinity of Welkom and Virginia is displayed in the graphic below.

N
27°58'S
Welkom
Mine Services and Transport
Hostel
Masimong 4
FSS5
FSS3
PB Dam C
PB Dam D
PB Dam B
PB Dam A
FSS1
FSS2E
FSS2W
Saaiplaas 3
Saaiplaas 3
Bambanani West
FSS4
SP6
Saaiplaas Plant
Saaiplaas 2
28°02'S
FSS6
SP4
SP1
Saaiplaas 2
Bambanani East (PS4)
Saaiplaas 1
Bambanani Shaft
SP2
SP5a
SP5b
SP3
FSS7
Harmony 4
Evaporation Dams
Dam 21/H3
Central Plant
Unisel
23
Harmony 2
22a-cH1
Harmony 3
Sandrivier
Virginia 1
Virginia 2
28°06'S
Virginia
25
27 Calcine
30
31
30 A
Secondary Roads
Rail
Towns
River
Plant
Shafts
Non-operating Shafts
TSF Being Mined
Non-active TSF
Active TSF
Non-active WRD
Dams and Pans
0
2km
26°50'E
26°54'E

Geology
Material contained in the TSFs and WRDs originates from deep level gold mines, operated by Harmony and other mining companies. The mining operations predominantly extract narrow, tabular gold-bearing conglomerate reefs, namely the Basal, B, Elsburg (EA), Dreyerskruil and Beatrix Reefs.
These reefs occur within the Archean Witwatersrand Basin which hosts the Witwatersrand Supergroup succession. The Basal Reef is located at the base of the Harmony Formation, within the Johannesburg Subgroup of the Central Rand Group (“CRG”). The B Reef is part of the Spec Bona Member at the base of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Beatrix Reef is part of the Earls Court Member of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Elsburg (EA) and Dreyerskruil Reefs occur within the Eldorado Formation of the Turffontein Subgroup, capping the CRG in the Free State Goldfield.

The TSF material is the waste product of crushing, milling and gold extraction by carbon-in-leach (“CIL”) or CIP methods. As man-made deposits the TSFs are not the result of natural sedimentary processes. The grade of the TSFs is a function by the grade of the original reef sources, and the efficiency of the processing method at the time of treatment.
The WRDs comprise unconsolidated, untreated, low-grade gold-bearing rock extracted from underground workings during the mining process. These WRDs are also man-made and are not formed as a result of natural sedimentary processes. They exhibit no structure or continuity. The grade of the WRDs is a function of the grade of the original reef sources.
The most significant mineral in the TSFs and WRDs is quartz, which makes up more than 60% of the bulk mineral composition. The gold predominantly occurs in association with pyrite. Other minerals identified include silver, copper, iron oxide, nickel, bismuth, uranium, lead and zinc from the Basal, B, Elsburg (EA), Dreyerskruil and Beatrix conglomerates.
History
The Saaiplaas plant originally processed ore from Saaiplaas 1, 2 and 3 shafts. Saaiplaas 1 closed around 1980, Saaiplaas 2 around 1996, and Saaiplaas 3 around 2000. The Saaiplaas plant once also processed ore from the Erfdeel (now Masimong) shafts. With the decline of mining in the area, the plant was relegated to processing unmilled surface source material (waste) at a rate of 110,000tpm until July 2007. As all material currently processed by the plant is recovered by hydro-mining from old, desiccated slimes dams in the area, crushing or milling is not required. The ore-receiving silos were demolished in July 2007 when milling ceased.
Plant commissioning began for the Central Plant Reclamation in June 2017 with ramp-up to a capacity of 300,000t a month. Central Plant, which had previously processed WRDs, was converted into a tailings retreatment operation during 2016 and started treating TSF material only in fiscal 2017.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The mineral tenure of the Free State Surface Operations, under which the activity of reclaiming TSFs and WRDs are permitted, falls within the mining rights held by Harmony. The different mining right areas and associated TSFs and WRDs that form part of the Free State Surface Operations is detailed in the table below.

TSF Name	Licence Type	Reference No.	Effective Date	Expiry Date	Mineral
Brand A (PB Dam A)	MR	82	December 11, 2007	December 10, 2029	Au
No. 21 (H3)	MR	82	December 11, 2007	December 10, 2029	Au
FSS3	MR	227	December 11, 2007	December 10, 2029	Au
FSS5	MR	227	December 11, 2007	December 10, 2029	Au
FSS6	MR	227	December 11, 2007	December 10, 2029	Au
FSN6	MR	227	December 11, 2007	December 10, 2029	Au
No. 32	MR	82	December 11, 2007	December 10, 2029	Au
FSS1	MR	227	February 4, 2010	December 10, 2029	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
FSS2 East and West	MR	83/227	December 11, 2007	December 10, 2029	Au
FSS4	MR	83	December 11, 2007	December 10, 2029	Au
FSS7	MR	83	December 11, 2007	December 10, 2029	Au
FSS8 East	MR	82	December 11, 2007	December 10, 2029	Au
FSS8 West
Brand D (PB Dam D)	MR	Welkom no MR	December 11, 2007	December 10, 2029	Au
Saaiplaas 1	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 3 and 2	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 5b	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 6	MR	82	December 11, 2007	December 10, 2029	Au
No. 23 (Central Plant)	MR	82	December 11, 2007	December 10, 2029	Au
No. 30a	MR	82	December 11, 2007	December 10, 2029	Au
No. 33b	MR	82	December 11, 2007	December 10, 2029	Au
No. 34a	MR	82	December 11, 2007	December 10, 2029	Au
Target Slimes Dam	MR	225	December 12, 2013	December 11, 2026	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
Pres Steyn 9 (Freddies 9)	MR	226	February 4, 2010	February 3, 2040	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn

A summary of the status of environmental permits and licenses issued as at June 30, 2022 related to Free State Surface operations is presented in the table below.

Operation	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Phoenix Project	Atmospheric Air Emission Licence- Exemption	LDM/AEL/YMK/017	Lejweleputswa District Municipality	November 5, 2018	n/a
	Water Permit	1214N	DWS	n/a	LOM
Central Plant Reclamation	Atmospheric Air Emission Licence	LDM/AEL/YMK/012	Lejweleputswa District Municipality	November 5, 2018	November 6, 2023
	Water Permit	1214N	DWS	n/a	LOM
General	Environmental Management Programme	FS30/5/1/2/3/2/1(82) EM	DMRE	March 12, 2010	Valid
Mining Method
The mining methods used at Free State Surface Operations is hydro-mining for the TSFs, and reclamation of WRDs using tracked dozers and front-end loaders (“FELs”).
The tailings material is reclaimed by blasting the TSF face with high pressure water, resulting in the slurry gravitating towards the pumping stations. Several hydraulic monitoring guns deliver high pressure water to the face of the TSF. The hydro-mining method allows for flexibility as the monitoring guns can be positioned to selectively reclaim the required areas in the TSF. The bench heights are constrained by the force delivered by the monitoring gun nozzle, taking safety measures into account.
For safety reasons, the top down method of hydro-mining is implemented. The gun is positioned at the top of the face, where it will cut downwards at a safe angle (a maximum angle of 45°). The horizontal distance between the cutting face and the bottom of the bench varies between 10m and 15m, depending on the bench angle. The track for the monitoring gun is located 2m from the cutting face, allowing for a safe angle of repose, taking geotechnical parameters into account.
The pump stations are located at the lowest point of the TSF, which ensures that the slurry material gravitates towards the pump stations, where it is then pumped to the processing plant.
With respect to WRD, dozers are positioned on top of the WRD. The dozers are used to create safe loading faces and blend the rock. The material is then loaded from the face onto trucks using FELs and transported to the relevant gold plants for processing. When loading is done at the bottom of the WRD, precaution must be taken to ensure that the face is not undercut. This precaution measure is put in place to prevent rock falls from the dump. A slope with a maximum inclination angle of 15° is created towards the loading point, where the WRD material is pushed down. The slope angle is monitored and maintained on a continuous basis.
As a safety measure, two red indicating poles are located at the top of the dump in the area where the dozer is working. The dozer must not go beyond the indicating poles, and dozing does not take place vertically above a loading point where an FEL loading. A 30m advance is required between the dozer and the point vertically above an active loading point. As an additional safety consideration, operations at the WRDs take place during hours of daylight.
The WRD material is loaded onto rail hoppers using the FELs and transported to the relevant processing plant.
Mineral Processing
Two plants, namely the Central Plant and the Saaiplaas Plant, are currently dedicated to the processing of tailings material. Reclaimed tailings are pumped as slurry via pipelines and WRD material is transported on trucks, to the respective plants for processing.
The Saaiplaas Plant forms part of the Phoenix Project and is currently treating reclaimed tailings at a rate of 500ktpm from Brand A (PB Dam A) and Dam 21 TSFs.
Reclaimed tailings from FSS5 TSF are processed through the Central Plant at a rate of 320ktpm. The rate of treatment will remain unchanged for the duration of the LOM even when new TSFs form part of the feed to the plant.
The PFS proposes the processing of additional TSFs at both the following plants:
•Harmony One Plant: production will be ramped up in 300ktpm increments as the plant modules become available and the plant is repurposed in 2024, 2032 and 2041; and
•Target Plant: this plant will be repurposed to 300ktpm tailings retreatment in 2028.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr BJ Selebogo	SAGC	MSCC, HND (MRM), Mine Survey CoC	All Sections	Full time
Mr D Fourie	SAIMM	MSc. Eng, GDE	6, 7, 9, 11, 12	Full time
Mr T Leonard	n/a	BSc. (Elec Eng), GCC	5, 6, 7, 8, 11, 12, 19	Full time
Mr T Hlobo	SAIMM	B-Tech Metallurgy, Post Graduate Dip Bus Admin	5, 10, 12, 13, 14, 15	Full time
Mr E Kleinhans	MMMA	B-Tech Metallurgy	5, 10, 12, 13, 14, 15	Full time
Ms M Mbongo	n/a	B-Tech Cost & Man Acc	18, 19	Full time
Mr O Moiloa	n/a	B-Tech Analytical Chemistry	8	Full time
Mr H Mashaba	n/a	BSc. (Hon) Env Man	17	Full time
Exploration
Various auger drilling and sampling campaigns have been undertaken and are on record from 2007 to 2020. Recent drilling of nine TSFs (including Saaiplaas Complex, FSS1, FSS4, FSN6, FSS6, FSS7) began in January 2017 and was completed February 2020.
WRDs cannot be explored using drilling as they are comprised of unconsolidated rock. Instead, they are sampled around the periphery using pitting.
A total of 248 drill holes were drilled into nine TSFs (including Saaiplaas Complex, FSS1, FSS4, FSN6, FSS6, FSS7) between January 2017 and February 2020. The purpose of the drilling was the determination of grade estimate.
The drilling and sampling methodology in use for Harmony’s Free State TSFs has been developed specifically for the challenges posed by these deposits and is aligned with industry best practice. An internal protocol is in place, and the drilling components are applied by contractors who are experienced in this specific methodology.
The drill hole samples are deemed to be representative as they provide both vertical and horizontal coverage of each TSF. Drill holes are positioned at regular intervals across the TSFs.
The data spacing, density and distribution is sufficient to support the estimation of Mineral Resources for the various TSFs.
WRDs are not explored using exploration methods due to their unconsolidated nature.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate for TSF, as at June 30, 2022 exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022			2021
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t )	Gold Content (kg)	% Change
Measured	Phoenix Project	21.9	0.27	5,855	—	—	—	n/a
	Free State Tailings	82.8	0.27	22,487	—	—	—	n/a
Total / Ave. Measured		104.7	0.27	28,342	—	—	—	n/a
	Free State Tailings	15.5	0.19	2,937	—	—	—	n/a
Notes:
1. The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2. The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3. No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of USD1,723/oz.
4. Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5. Uranium content is not reported for any of the projects.
6. Metal content does not include allowances for processing losses.
7. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8. Rounding as required by reporting guidelines may result in apparent summation differences.
9. The Mineral Resource estimate is for Harmony’s 100% interest.

10. This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
The Mineral Resource estimate for WRD, Mineral Resources as at June 30, 2022(exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022			2021
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Indicated	n/a	1.1	0.39	413	—	—	—	n/a
Inferred	n/a	17.0	0.43	7,292	—	—	—	n/a
Notes:
1. The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2. The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3. No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of USD1,723/oz.
4. Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5. Uranium content is not reported for any of the projects.
6. Metal content does not include allowances for processing losses.
7. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8. Rounding as required by reporting guidelines may result in apparent summation differences.
9. The Mineral Resource estimate is for Harmony’s 100% interest.
10. This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors , plant call factor, and plant recovery factors.
The Mineral Reserve estimate for Free State Surface Operations, as at June 30, 2021 and 2022, is summarized in the table below.
There are no Mineral Reserves estimated for the WRDs.

		Fiscal Year Ended June 30,
		2022			2021
Mineral Reserve Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	Phoenix Project	36.5	0.29	10,423	42.6	0.28	11,964	(12.9)
	St Helena Project	—	—	—	108.6	0.27	29,029	(100.0)
	Free State Tailings	86.5	0.27	23,410	—	—	—	100.0
Sub Total / Ave Proven		123.0	0.27	33,834	151.1	0.27	40,994	(17.5)
	Central Plant Reclamation	47.9	0.27	12,844	52.0	0.27	13,987	(8.2)
	Free State Tailings	578.7	0.22	129,266	571.7	0.22	127,701	1.2
Sub Total / Ave Probable		626.6	0.23	142,110	623.7	0.23	141,688	0.3
Total / Ave Proved + Probable		749.7	0.23	175,943	774.8	0.24	182,681	(3.7)
Notes:
1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2. Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3. Gold content is recovered gold after taking into consideration the modifying factors.
4. Mineral Reserves are reported using a cut-off grade of 0.14g/t and a gold price of USD1,546/oz.
5. Recovered gold (kg) is based on a conversion factor of 32.151oz/kg.
The decrease in Mineral Reserves is mainly due to depletions.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the Free State Surface Operations. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Operation / Project	Source	Cut-off Grade (g/t Au)	Plant Recovery (%)
Phoenix Project	No. 21 (H3)	0.155	45.0
	Brand A (PB Dam A)	0.155	45.0
	FSS6	0.155	45.0
Central Plant Reclamation	FSS5	0.158	48.0
	FSS3	0.152	50.0
Free State Tailings	FSN6	0.159	43.3
	No. 32	0.138	49.9
	FSS1	0.133	51.7
	FSS2 East & West	0.133	51.7
	FSS4	0.133	51.7
	FSS7	0.141	48.7
	FSS8 East	0.133	51.7
	FSS8 West	0.133	51.7
	Brand D	0.131	52.6
	Saaiplaas 1	0.131	52.6
	Saaiplaas 2 & 3	0.131	52.6
	Saaiplaas 5b	0.131	52.6
	No. 23	0.131	52.6
	No. 30a	0.131	52.6
	No. 33b	0.141	49.0
	No. 34a	0.131	52.6
	No. 33a	0.131	52.6
	Target Slimes Dam	0.132	52.0
	Pres Steyn 9 (Freddies 9)	0.132	52.0
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Joel
Property Description
Joel is located on the southern edge of the Witwatersrand Basin in the Free State Gold Field and lies 270km south southwest of Johannesburg at a longitude of 26°48'40"E and latitude 28°16'17"S. Joel is the most southern of the gold mines mined within the Harmony stable and is situated approximately 40km south of Welkom, 30km southeast of Virginia and 20km north of Theunissen. The mine has a common boundary with Beatrix Mine to the west of the mine property, but there are no underground connections between the two mines.
The following graphic illustrates the location of Joel, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Wesselsbron
Phakisa
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
27°45'S
28°00'S
28°15'S
0
10km
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of 1,379m below mine datum (“BMD”). Joel currently has a LOM expectancy of nine years, which includes mining up to 137 level in a block of ground swapped with the neighbouring Beatrix Mine.
There is no material litigation (including violations or fines) against Harmony that threatens its mineral rights, tenure, or operations.
Operational Infrastructure
The surrounding areas of Welkom and Virginia are well developed in terms of access and mining-related infrastructure supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
Joel has two operational shaft complexes namely North Shaft and South Shaft, which service and support the mining operation as defined in the LOM plan. The Joel gold plant located near North Shaft was decommissioned in 2009. Joel ore is currently transported by truck to the Harmony One Plant, a distance of 40km away by road, where it is processed.
Operations are powered by electricity from Eskom.
Joel’s surface and underground infrastructure, including its power and water supplies, are sufficient for the LOM plan production requirements.

N
WRD
Joel North Shaft
Accommodation
Processing Plant (decommissioned)
Training, Stores, Medical
Main Gate
Beatrix Mine
28°16'S
Main Office Complex
TSF (decommissioned)
Joel South Shaft
0
400m
WRD
26°49'E

Geology
Joel is situated in the Free State Goldfield, on the southwestern margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.
The Free State Goldfield is structurally divided into two sections, cut by the north-south striking De Bron Fault, which has a downward vertical displacement to the west of about 1,500m in the region of Bambanani, as well as a dextral shift of 4km. This known lateral shift allows a reconstruction of the reefs to the west and east of the De Bron Fault. Several other major faults lie parallel to the De Bron Fault. Joel lies to the west of the De Bron Fault. Dips of the reef are mostly towards the east, averaging 30° but become steeper approaching the De Bron Fault. Between the east and west blocks lies the uplifted horst block of WRG sediments with no reef preserved.
The reef currently exploited at Joel is the Beatrix Reef, which covers approximately 90% of the mine. The other economic reefs are the Hybrid BV Reef and the footwall reef (“Aandenk”) which cover the remaining 10% of Joel.
Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The significant minerals in the deposit are pyrite (60%), quartz (35%) and garnets (5%) within medium to coarse, clast-supported oligomictic pebble horizons. Detrital carbon is also common.
History
Active prospecting in the area began on the farms Leeuwbult 580 and Leeuwfontein 256 in 1981. Construction of the twin-shaft system began in September 1985 and was completed by December 1987. Joel South was designed to be a fully trackless mining operation.

Previously known as HJ Joel Mine, its name was changed to Joel in 1998 when the then AngloGold was established. The mine’s name changed again to Taung in 1999 and finally reverted to Joel in January 2002 when the Freegold Joint Venture between Harmony and African Rainbow Minerals Limited ("ARM") Gold Division ("ARMGold") assumed responsibility for the operation.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights (30/5/1/2/2/13 MR ) that encompasses an area of 2,166.92ha was successfully converted, executed and registered as a new order mining right at the MPRTO on August 6, 2010. The right was granted on December 3, 2007 for a period of 11 years, ending on December 2, 2018. The right further renewed in terms of section 24 (1) of the Mineral and Petroleum Resources Development Act on February 15, 2019 for a further 11 years, ending on February 14, 2030.
The following mining rights make up the full mining lease area of approximately 2,166.92ha:
•30/5/1/2/2/13 MR valid from February 15, 2019, to February 14, 2030.
A summary of the status of all environmental permits and licenses issued at the effective date related to Joel is presented in the table below.
Mining Method

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(14) EM	DMRE	April 16, 2010	LOM
Water Permit	1459B (B33/2/340/116)	DWS	May 25, 1991	LOM
Water Permit	1460B (B33/2/340/116)	DWS	March 15, 1991	LOM
Waste Disposal Permit	1339N (B33/2/340/116/P35)	DWS	September 16, 1991	LOM
Water Permit	3M	DWS	May 27, 1991	LOM
Sewage Treatment Permit	QC404.00.XRO1	DWS	August 20, 1986	LOM
Water Permit	1339N (B33/2/340/116)	DWS	March 15, 1991	LOM

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of up to 1,350m BMD. Joel currently has a LOM expectancy of nine years, which includes mining up to 137 level in a block of ground swapped with the neighbouring Beatrix Mine.
Joel was originally designed to adopt trackless mechanised mining when production commenced at South Shaft, but in 1994 a decision was made to change to conventional mining mainly due to the high operating costs of trackless mining. Joel consists of two interconnected shaft complexes, the South Shaft complex which is the main operational shaft and the North Shaft which is available for hoisting ore.
Joel’s upper mining levels are in a mature phase of operation. The decline project development, from 129 to 137 levels, which started in 2011, is complete. This included mining up to 137 level and the Beatrix Mine block swap. The decline project to access the orebody from 137 level included two declines that were developed at 12° from 129 level – a chairlift decline and a conveyor belt decline. The belt, main tips and chairlifts have been completed. Primary footwall development is currently underway on 137 level and production from the 137 level E5 raise, 137 E4 raise and 137 E6 Raise is ongoing.
Joel has adopted conventional breast mining on a scattered grid (or scattered mining) which is tailored to the variable grades intersected as well as the associated rock-related hazards anticipated at this depth. Stoping panel stability in an intermediate stress environment may require additional stabilizing pillars be left to support the immediate hanging wall. These take the form of inter-panel crush pillars between neighbouring mining panels.
The primary economic reef mined is the narrow tabular Beatrix Reef, accessed via conventional grid development. Mining consists of horizontal footwall development to access the reef horizon with inclined development on the reef plane to establish mining faces. Ore is cleared from the stopes through ore passes into the underlying cross-cuts.
Mineral Processing
The Joel gold plant designed and commissioned during the construction of the mine was decommissioned in fiscal 2009 and all ore mined at Joel is now processed at the Harmony One Plant.
Harmony One Plant is Harmony’s largest gold processing plant and processes underground ore from multiple shafts, as well as surface ore from nearby mine waste facilities. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two run-of-mine ("ROM") mills, two conventional thickeners, cyanide leach, CIP absorption, elution, zinc precipitation and smelting. The plant CIP process reflects the technology which was current at the time of construction.
The Harmony One Plant has a steady state design capacity of 390ktpm with its conventional CIP flowsheet. The Harmony One plant is in good working condition and the equipment is also in good order with audits done on regular bases to check the operating performance of the plant.

Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Ms FO Muthelo	SACNASP	BSc Hons (Geol)	All Sections	Full time
Ms T Stocks	n/a	B.Tech. (Cost & Man Acc)	16, 18, 19	Full time
Mr M Kilian	AMMSA	B. Tech (Min Eng)	16	Full time
Mr K Tose	AMMSA	BSc (Min Eng)	13	Full time
Mr F Mufara	MVSSA	BSc (Comp Sci)	3 17	Full time
Mr S Taku	AMRE	G.C.C Electrical	15	Full time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling.
Since the inception of Joel in 1986, 48 exploration drill holes have been drilled from surface. Forty of the holes were drilled by the previous owners of the mine and eight holes, totaling 10,800m, have been drilled during Harmony’s tenure.
Surface exploration drilling by Harmony began in 2010, with the eight planned holes and their associated deflections. The purpose was to determine the facies and value in 137 level for the extension of the shaft to 137 level because at that time little information was known about 137 level.
In 2019, five holes were drilled with the purpose to also explore for the VS5 boundary in the eastern side of the shaft in 129 level and to determine the facies and value towards 145 level for the extension of the shaft to 145 level.
Underground exploration drilling has been ongoing throughout the operational life of Joel as the mine deepens. Underground exploration drilling is undertaken to supplement the surface drilling on a closer grid spacing. Underground drilling is undertaken ahead of the face to determine the location of the reef, the grade and the presence of structure.
The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives. The drill hole spacing is typically every 25m along strike and 40m down dip, with higher density in the western limb of the asymmetric syncline to the north-west of the mine. The underground drill holes are short drill holes rarely exceeding 200m in length.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate at Joel is considered to have reasonable prospect for economic extraction by underground mining methods. This is demonstrated by the results of the cash flow for the mine. The cut-off grade for the Mineral Resource is determined at 558cmg/t gold based on the economic assumptions presented in the table below at the effective date of June 30, 2022.

Description	Unit	Value
Gold Price	USD/oz	1,723
Exchange Rate	ZAR:USD	15.35
Gold Price	ZAR/kg	850,191
Plant Recovery Factor	%	94.2
Unit Cost	ZAR/t	3,194
Note: Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.

The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022. The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	1.7	9.17	15,138	—	—	—	n/a
Indicated	2.8	6.92	19,336	—	—	—	n/a
Total / Ave. Measured + Indicated	4.5	7.76	34,474	—	—	—	n/a
Inferred	7.0	5.11	35,954	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms FO Muthelo, who is Ore Reserve Manager at Joel, and a Harmony employee.
2.     The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off value of 558cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.     Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.     Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.     Rounding as required by reporting guidelines may result in apparent summation differences.
8.     The Mineral Resource estimate is for Harmony’s 100% interest.
9.     This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.8	5.01	13,941	2.6	5.00	13,168	5.9
Probable	1.0	4.85	4,631	1.5	4.50	6,699	(30.9)
Total / Ave. Proved + Probable	3.8	4.97	18,572	4.1	4.82	19,867	(6.5)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms FO Muthelo, who is the Joel Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content is recovered gold content after taking into consideration the modifying factors.
5.    Mineral Reserves are reported using a cut-off grade of 915cmg/t determined using a gold price of USD1,546/oz gold.
The decrease in Mineral Reserves is mainly due to depletion and a decrease in grade of geozone 3.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Joel. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2,75
Average Stoping Width	cm	156
Gully	%	4.5
Off reef	%	0.9
Waste to Reef	%	3.8
Flushing Tons	%	2.4
Discrepancy	%	0.3
Mine Call Factor (MCF)%		84.0
Plant Recovery Factor (PRF)%		94.2
Mine Recovery Factor	%	79.1
Plant Call Factor	%	100.0
Mineral Reserve Cut Off	cmg/t	915
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Kalgold
Property Description
Kalgold is located at latitude 26°10.0’S and longitude 25°14.5’E, 55km southwest of Mahikeng, between Mahikeng and Stella, along the Mahikeng-Vryburg road (N18) in North West Province, South Africa. The Kalgold Mine is serviced by well-maintained sealed roads with good access to all nearby towns and cities. The mine is surrounded by farmland and the closest community is at Kraaipan, approximately 15km to the south of the mine. The Kalgold Mine has been in operation since 1997 and is the only significant mining operation in the region. Kalgold is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Kalgold mine, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Mahikeng
N
N 18
Northern Farms Block
Madibe Block
26°00'S
Kalgold Mine
Goldridge Block
Vryhof Block
Setlagole
Lynplaats
25°00'E
30°00'E
0
20km
Mining Right
Prospecting Right
Towns/residential areas
Greenstone Belt
Major Deposit
National roads
Regional roads
Rail

Kalgold is a modular open gold pit mine, extracting ore from a series of satellite orebodies. The mine is in the North West Province of South Africa, 55km southwest of the town of Mahikeng. The Kalgold Mine is serviced by well-maintained sealed roads with good access to all nearby towns and cities. The mine is surrounded by farmland and the closest community is at Kraaipan, approximately 15km to the south of the mine. The Kalgold Mine has been in operation since 1995 and is the only significant mining operation in the region.
There is no material litigation (including violations or fines) against the Company which threatens its mineral rights, tenure, or operations.
Operational Infrastructure
Infrastructure in the region is well established. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure. Schools, clinics and hospitals are readily available in the surrounding areas. Operations are powered by electricity from Eskom.

Ore and waste material are transported separately, with ore being trucked from the pit to the plant ROM pad, and waste rock going to the mine's waste dumps. Marginal and low-grade ore is transported by truck and stockpiled for future processing. Kalgold has its own processing plant situated adjacent to the mine.
Kalgold is accessible via the provincial roads. The detailed surface infrastructural layout includes established haul roads for the transport of ore and waste, the waste dumps, and stockpiles for the associated pits.
The general layout of Kalgold infrastructure is displayed in the graphic below.
Geology
The Kalgold lode deposit is located within the geological terrane known as the Archaean Kraaipan Greenstone Belt ("KGB"). The KGB forms part of the Kaapvaal Craton of South Africa and comprises a linear belt of weakly metamorphosed mafic volcanic rocks with interbedded metasedimentary rocks and Banded Iron Formation (“BIF”). The belt extends in a roughly north/south direction over 250km from South Africa into southern Botswana.
The belt is intruded by several granitoid suites which range from tonalitic and trondhjemitic gneisses through to granodiorite-monzonite suites. There is a general paucity of outcrop owing to the variably developed weathering profile and to the Tertiary-to-Recent cover, including transported Kalahari sands. Due to the younger cover rocks and lack of surface exposure, the mineralisation potential of the belt was poorly understood for many years.

The Kalgold lode deposit is accessed through five discrete mining areas, namely the D Zone, A Zone and A Zone south extension (Henry), Bridge Zone, Watertank, and Windmill pits. The geology of the D Zone Pit is used as a benchmark for the other pits. The geology consists of mafic schist, which forms the immediate footwall, a BIF horizon as the main mineralised zone and a succession of clastic sediments consisting of shale, greywacke, and volcanic conglomerates as the hanging wall. Mining is currently taking place at the A Zone, Watertank, Henry and Windmill pits.
Mineralisation at Kalgold is essentially strata bound to the BIF packages, resulting from intense silica, carbonate, sulphide, potassium alteration and metasomatic replacement of the BIF lenses. The mineralisation is manifested primarily as quartz veined and sulphidised BIF, with sulphides dominated by pyrrhotite and pyrite. Gold predominantly occurs as small grains of native gold, in association with pyrrhotite and trace chalcopyrite and sphalerite.
History
Kalgold was previously known as Shamrock, formed in 1982 as a wholly owned exploration and development subsidiary of Shell.
Exploration of the Kraaipan Greenstone belt by Shell began in the 1980s. In 1994, West Rand Consolidated Mines (“WRCM”) acquired Shamrock. The company changed its name to Kalahari Goldridge Mining Company Limited ("Kalahari") in May 1996 and was listed on the Johannesburg Stock Exchange on October 14, 1996, via an issue of 18.4% of the shares of the company, as a dividend in specie, to shareholders of WRCM.
Harmony acquired Kalahari in July 1999 and as a result, the Kalgold Mine.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The Kalgold mining right, which encompassed 615ha, was successfully converted, executed, and registered as a new order mining right on February 24, 2015, as MR12/2015 under Mining Right Protocol 574/2008. A Section 102, in terms of the MPRDA, to include portions of the farms Goldridge 632 IO and Ferndale 544 IO was executed on November 9, 2010, under Mining Right Protocol 774/2010.
The mining right now encompasses 988.23ha. The mining right was issued for a period of 30 years, expiring on August 27, 2038, and Kalgold has the exclusive right to renew the right for a further 30 years. The Kalgold mineral rights are held by Harmony. Under the MPRDA, Harmony is entitled to apply to renew the mining right on its expiry. At the effective date, Harmony was still preparing to re-submit the section 102 application refused by DMRE in 2021. These Prospecting Rights will be an extension to the current mining right.
Harmony is now the holder of the following mining rights:
•NW30/5/1/2/2/77MR valid from August 28, 2008 to August 27, 2038; and
•NW30/5/1/1/2/863 and 1469PR. The section 102 application in terms of the MPRDA for the Prospecting Right to be incorporated as Kalgold mining right was not approved. A new Prospecting Right application will be lodged. The area is currently reserved, and the DMRE may not accept any other applications for the area.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to Kalgold operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme (Amendment)	(NW) 30/5/1/2/3/2/1/77 EM	DMR	2022	LOM
Environmental Authorisation	NW30/5/1/2/2/77MR	DMR	2017	LOM
Hazardous Waste Generator Certificate	GPT-00-057	GDARD	July 23, 2021	July 23, 2023
Water Use Licence	07/D41B/ABCGIJ/4754	DWS	February 22, 2021	LOM
Certificate of Registration Inflammable Liquids and Substances	(NW) 30/5/1/2/3/2/1/77 EM	DMR	January 20, 2022	January 20, 2023
Notes: GDARD - Gauteng Department of Agriculture and Rural Development.
Mining Method
Kalgold is an open-pit mining operation located in the geological terrane of the Archaean KGB. Gold mineralisation is hosted by steeply dipping BIF interbedded with schist, shale, and greywacke. The nature of the orebody requires the selective mining of the ore blocks, defined by the east and west mineralised limbs, to separate the ROM destined ore, above the Mineral Reserve cut-off of 0,6g/t. Based on the gold grade, properties of the host rock, and shallow depth of mineralisation, open pit mining is appropriate for Kalgold. The gold deposit is mined most cost effectively, using a modular approach with multiple small to medium open pits defined by mineralised zones.
Mineral Processing
Kalgold's gold processing facility has been in operation since 1996. The technology used to process the gold-bearing ore is well established and has proven to be suitable for the style of mineralisation. Kalgold processes the ore using a well-established cyanide and CIL process for their recovery of gold. The average planned milling tonnages per month is 128.540ktpm at the planned feed grade of 1,06g/t. The plant is operating at its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QPs preparing the TRS were employed by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mrs B Gruszka	n/a	MSc (Geology)	1, 6, 7, 8, 9, 22	Full time
Mrs B van der Linden	n/a	B Com. (Hons) (Bank/Fin Mng.)	1, 18, 19, 22	Full time
Mr D Fourie	SAIMM (706555)	MSc.Eng, GDE	1, 11, 22	Full time
Mr E Malaola	SAGC(PMS0196), IMSSA	NHD Mine Surveying, Mine Surveyors CoC	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr D Vyas	SAIMM (704699), ECSA (00065392), MIMMM (685352)	B Eng. Mining	1, 13.1, 13.2, 22	Part time
Mr FP Coetzee	ECSA Pr. Eng. (20100158), MMC	B Eng. Mining, MBA	1, 13.3, 13.4, 22	Full time
Mr J Boshoff	SACNASP, SAIMM, GSSA	BSc. (Hons), MSc, MBA	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr J Spencer	FSANIRE	B.Sc. (Hons), AREC (COM)	1, 13.2, 22	Part time
Ms K Sehularo	n/a	BA Geography and Environmental Management	1, 4, 17, 22	Full time
Mr N Wessels	AMRE	B.Eng (Mech), GCC	1, 15, 22	Full time
Ms KN Monaisa	AMMSA	B-Tech (Mining Engineering), MDP, MMC	1, 13.3, 13.4, 23	Full time
Mr R Montshonyane	n/a	BTech: Engineering Metallurgy, BT10014	1, 10, 14, 22	Full time
Mr R Reid	Australian Institute of Geoscientists (FAIG: 3507)	BSc. Hons (Earth Science), Grad. DipSc. (GIS)	1, 6, 11, 22	Full time
Mr RF Gaelejwe	SACNASP (400207/14)	BSc. Hons (Geol), PgDip, EMBA	All	Full time
Mr T van Dyk	SACNASP, GSSA	BSc. Hons (Geology)	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr W De Wit	n/a	N.D.T. Mine Surveying, Mine Surveyors Certificate of Competency No 1605	1, 3, 5, 16.3	Full time
Exploration
In the period 2017 to 2019, definition and exploration drilling were undertaken over the Kalgold line of lode deposit. This exploration was aimed at validating and expanding the Mineral Resource estimate at that time. The drilling yielded significant extensions to the Mineral Resource area, expanding on the understanding of the deposit. The drilling results were analysed and incorporated into the geological model to upgrade the Mineral Resource estimates, and in-fill the areas between the A Zone and Watertank mining pits, known as the Bridge Zone.
Further exploration drilling took place during 2021. The results from this exploration drilling extended the mineralised area beyond the current resource limits. The exploration drilling and the subsequent definition of the Mineral Resources are ongoing, and the intention is that the Mineral Resource estimate will be continuously updated as the data becomes available and incorporated into the model.
The most recent exploratory work is planned to the south of the D zone and is supported by an approved budget.
The QP is of the opinion that the drilling and survey processes, the geological and geotechnical logging and the sampling and assaying data is appropriate for the Kalgold modelled deposit and mineralisation style.
Mineral Resource Estimate
The Mineral Resources at Kalgold are considered to have reasonable prospects of economic extraction by open pit mining methods. Kalgold is an on-going operation with a well-defined set of operating parameters and costs. These parameters are used to generate a series of WhittleTM open pit Mineral Resource shells based on various gold prices, to constrain the Mineral Resource block model for reporting purposes. At this stage the Windmill Zone model has no constraining Mineral Resource shell and is reported to an RL (reduced level). Based on the parameters presented in the table below, the cut-off grade reporting to the Kalgold Mineral Resources at the effective date of June 30, 2022, is 0.54g/t gold.

Description	Unit	Value
Gold price	R/kg	850,191
Planned recovery factor	%	86.0
Mining costs	R/t	Modelled based on Andru mining rates
Processing costs	R/t	242.26
Plant throughput	ktpm	140 ramping up to 175 in Yr 3
Planned dilution (Weighted planned per pit)%		9.1
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	0.6	1.65	953	—	—	—	n/a
Indicated	33.1	1.09	35,970	—	—	—	n/a
Total / Ave. Measured + Indicated	33.7	1.10	36,923	—	—	—	n/a
Inferred	25.4	0.34	8,557	—	—	—	n/a
Notes:
1. Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr RF Gaelejwe, who is Ore Reserve Manager at Kalgold, and a Harmony employee.
2. The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3. No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4. The Mineral Resources are reported using a cut-off value of 0.54g/t determined at a 90% profit guidance, and a gold price of USD1,723/oz; for an assumed plant throughput of 140ktpa ramping-up to 175kt. These parameters have been used to constrain the Mineral Resource shell.
5. Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. The inferred portion of the Mineral Resource includes the historical Surface tailings of 6 263kg (0,201Moz)
9. The Mineral Resource estimate is for Harmony’s 100% interest.
10. This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.

The Mineral Reserve estimate, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved (Open pits and stockpiles)	5.6	0.94	5,303	6.1	0.93	5,653	(6.2)
Probable (Open pits and stockpiles	15.8	1.16	18,262	12.5	1.12	13,976	30.7
Total / Ave. Proved + Probable	21.4	1.10	23,565	18.6	1.06	19,629	20.1
Notes:
1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr RF Gaelejwe, who is the Kalgold Ore Reserve Manager, and a Harmony employee.
2. Tonnes, grade, and gold content are declared as net delivered to the mills.
3. Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4. Gold content is recovered gold content after taking into consideration the modifying factors.
5. Mineral Reserves are reported using a cut-off grade of 0.60g/t determined using a gold price of USD1,546/oz gold.
The increase in Mineral Reserves is due to the revised geotechnical inputs allowing deeper mining in Watertank and A Zone pits that offset the impact of the Windmill model refinement from latest exploration data.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kalgold. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Mineral Reserve cut-off - Pit Mineral Reserves	g/t	0.60
MCF - Pit Mineral Reserves	%	100.0
Dilution - Pit Mineral Reserves	%	9.1 (Weighted planned per pit)
Plant Recovery Factor - Pit Mineral Reserves	%	86.0
Plant Recovery Factor - Stockpile Mineral Reserves	%	70.0
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Kusasalethu
Property Description
Kusasalethu is a deep level gold mine, operating at depths ranging between 2,800m and 3,300m BMD, extracting the Ventersdorp Contact Reef ("VCR") and located in the West Wits mining district, Gauteng Province. At longitude 27°21'32.91"E and latitude 26°27'16.23"S, the mine is approximately 70km southwest of Johannesburg and 15km south southwest of Carletonville and forms part of Harmony's West Wits operations. Kusasalethu is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Kusasalethu mine, along with certain infrastructure.

All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings (including violations or fines) against Harmony, which threaten its mineral rights, tenure, or operations.
Operational Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
Kusasalethu comprises a twin-shaft system with two surface vertical shafts and two vertical sub-shafts. Ore is hoisted to surface and is delivered to the plant by road. Although Kusasalethu has its own processing plant situated adjacent to the mine, this plant does not treat the mine’s ore. Operations are powered by electricity from Eskom.
Kusasalethu is accessible via the national and provincial roads. The general layout of Kusasalethu infrastructure in relation to the neighbouring Harmony mines is displayed in the graphic below.

Kusasalethu
Potchefstroom
Klerksdorp
Parys
N
500
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
26°27'S
Kusasalethu Shaft
Kusasalethu Plant
N12
Kusasalethu
Wedela
Mponeng
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
27°21'E
0
2km

Geology
Kusasalethu is located on the north-western margin of the Archean Witwatersrand Basin, one of the prominent gold provinces in the world. There are seven gold-bearing conglomerates within the mining right area, of which only the VCR is economically viable.
The VCR is a tabular, inclined, gold-bearing quartz pebble conglomerate of intermediate to high grade. It forms the base of the Ventersdorp Supergroup, which caps the CRG of the Witwatersrand Supergroup via an angular unconformity. This reef is characterised by its palaeomorphology, where a thick reef is preserved in the form of terraces separated stratigraphically by a thin inter-terrace slope reef.
The Kusasalethu mining right area is also intruded by dolerite sills and syenite dykes of different ages (Manzi et al., 2015). Many of these dykes strike north to north–northeast with thicknesses that vary from 1m to 90m.
History
Kusasalethu was previously known as Elandsrand Gold Mine when it was owned by AngloGold. The shaft system (i.e., the vertical twin shaft) together with the gold plant were commissioned in 1978.
In 2001, Harmony took control and ownership of Elandsrand Gold Mine and Deelkraal Gold Mine from AngloGold. The name Elandsrand was changed to Kusasalethu in 2010.
Kusasalethu is part of the West Wits mining district that includes the former Western Deep Levels shafts which include the Mponeng, TauTona and Savuka mines, all now also 100% owned by Harmony.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
A single mining right covers Kusasalethu which was successfully converted, executed and registered as a new order mining right at the MPRTO. The principal mining right (GP30/5/1/2/2/(07) MR) covers an area of 7,000ha for the mining of gold. This mining right was granted on December 18, 2007, and, unless cancelled or suspended, will continue in force for 30 years ending December 17, 2037.
A section 102 application was submitted in 2018 to combine the contiguous farms Buffelsdoorn 143IQ and Deelkraal 142IQ, which increased the extent of the original mining right from 5,100ha to the current 7,000ha.
The following mining rights make up the full mining lease area of approximately 7,000ha:
•GP30/5/1/2/2(07) MR valid from December 18, 2007 to December 17, 2037.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to Kusasalethu operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/3/2/1(07) EM	DMRE	2018	LOM
Mining Right	GP30/5/1/2/2 (07)MR	DMRE	2018	LOM
Water Use License	08/C23J/AJFG/1019	DWS	2018	2040
Mining Method
Kusasalethu is a deep level underground gold mine, currently operating at depths ranging between 2,900m and 3,300m BMD. Access to the orebody is gained through a twin shaft system from surface to 73 level. The twin sub shaft system extends from 73 level to 115 level.
The VCR horizon is extracted at Kusasalethu, and mining is conducted over five levels (98 level to 113 level) using SGM techniques.
Due to the current mining depths at Kusasalethu, the SGM method with backfill and pre-conditioning is used. The SGM method is preferred due to the variability of the VCR orebody with respect to value, and the seismic risk associated with deep level mining. The mining sequence used for breast mining is a V-shaped configuration, colloquially referred to as the “inverted Christmas tree”. An underhand face configuration is adopted when mining towards the west, and an overhand face configuration when mining towards the east. The SGM method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at further control of stresses experienced during rock movement.
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
The ore from Kusasalethu is processed at Mponeng’s gold processing facility which has been in operation since 1986. The technology used to process the gold-bearing ore is well established and suitable for the style of mineralisation (VCR ore).
The ore milled at the Mponeng plant follows a standard cyanide leach, CIP, and electrowinning process in order to extract the gold bullion. The plant is designed to process 95tph of ore. The plant capacity is well-matched to accommodate the total ore feed from Kusasalethu and Mponeng, and the gold produced is in line with the forecast ounces.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. JD Ackermann	SAIMM	BSc (Geol)	1, 2, 3, 4, 5, 7, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25	Full time
Mr. M Hopwood	CIMA	BCom (Hons) Management Accounting; ACMA/CGMA	16, 18, 19	Full time
Ms S v Huyssteen	n/a	BA Environmental Management	17	Full time
Mr. JJ Le Roux	n/a	BSc (Hons) (Geol)	6, 7, 8	Full time
Mr. GJ Nagel	n/a	MBA, GDE Mining Engineering	13	Full time
Exploration
Exploration at Kusasalethu has mainly focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine to replace depletion. Geological data has been obtained through underground channel (chip) sampling, underground mapping and underground drilling. The close spaced underground data gathering was preceded by a surface geophysical seismic survey, as well as surface diamond core drilling. Exploration from underground platforms continues to improve geological confidence for the VCR.
Exploration work on the Kusasalethu mining right area commenced in the early 1940s as part of the Western Deep Levels evaluation programme. The work was initially limited to surface platforms, where an extensive surface exploration programme was conducted across the Western Deep Levels leases by Anglo American Corporation Limited (“AAC”).
As the underground areas were accessed, platforms were generated for underground drilling.
Underground exploration drilling has been on-going throughout the operational life of Kusasalethu. Most of the underground drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold before Harmony acquired the mine.
The drilling of exploration holes is limited by the availability of sufficient drilling platforms or development ends. This however has a marginal effect on estimation, due to the limited amount of development being done on the mine.
Kusasalethu has been allocated a capital amount of R3.96m for exploration drilling of which R1.40m will be carried over to the fiscal 2023. For the purpose of this report, the exploration holes drilled in fiscal 2022 have not been included in the geological modelling and Mineral Resource estimation, as the interpretations will only be finalised after completion of the project.
The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives. Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Kusasalethu in 2001.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Kusasalethu is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mine. The cut-off value for the Mineral Resources is determined at 1,042cmg/t gold based on the economic assumptions presented in the table below at the effective date June 30, 2022.

Description	Unit	Value
Gold Price	USD/oz	1,723
Exchange Rate	ZAR:USD	15.35
Gold Price	ZAR/kg	850,191
Plant Recovery Factor	%	95.5
Unit Cost	ZAR/t	4,655
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022. The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	1.0	13.03	12,906	—	—	—	n/a
Indicated	8.5	9.28	79,333	—	—	—	n/a
Total / Ave. Measured + Indicated	9.5	9.67	92,239	—	—	—	n/a
Inferred	2.0	8.85	17,927	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr J Ackerman, who is Ore Reserve Manager at Kusasalethu, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Mineral Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off value of 1,042cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.

9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	1.3	6.97	9,153	1.9	7.51	14,143	(35.3)
Probable	0.1	6.84	210	0.3	4.76	1,334	(84.3)
Total / Ave. Proved + Probable	1.4	6.97	9,363	2.2	7.15	15,477	(39.5)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr J Ackerman, who is the Kusasalethu Ore Reserve Manager, and who is a Harmony employee.
2.    Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.    Gold content is recovered gold content after taking into consideration the modifying factors.
5.    Mineral Reserves are reported using a cut-off grade of 1,100cmg/t determined using a gold price of USD1,546/oz gold.
The decrease in Mineral Reserves is due to reduction of LOM as result of new planning parameters.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kusasalethu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
RD	t/m³	2.78
Stoping Width	cm	132.5
Gully	%	5.7
Off Reef	%	2.1
Waste to Reef	%	0.1
Flushing	%	0.2
Discrepancy	%	16.5
Mine Call Factor	%	85.9
Plant Recovery Factor	%	95.5
Mine Recovery Factor	%	82.0
Plant Call Factor	%	100.0
Mineral Reserves Cut Off	cmg/t	1,100
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Moab Khotsong
Property Description
Moab Khotsong comprises two operating underground deep level gold mines, namely the Moab Khotsong Mine and the Great Noligwa Mine. Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These mining areas are referred to as Top Mine, accessed through Great Noligwa and Moab Khotsong shafts, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats, a Board approved project to be accessed through a decline system from Moab Khotsong.
At longitude 26°48'03.3"E and latitude 26°59'12.7"S, Moab Khotsong is approximately 180km from Johannesburg. The mine is located approximately 10km east of Orkney and directly south of the Vaal River, which forms the border between the North West and Free State provinces. Moab Khotsong is wholly-owned and operated by Harmony.
The following graphic illustrates the location of Moab Khotsong and the associated mines, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
Top Mine
Great Noligwa Shaft
Middle Mine
Great Noligwa Mine
Moab Khotsong Shaft
Vaal River
Orkney
Kopanang Mine
Zaaiplaats
R 30
R 76
Mining Right
National Road
Secondary Road
Towns/Villages
River
Plant
Mine Division
Shaft Position
27°00'S
26°40'E
0
5km

Moab Khotsong comprises the underground and surface assets associated with two mines, namely Moab Khotsong Mine and Great Noligwa Mine, which Harmony acquired from AngloGold in 2018. Both are deep level gold mines, operating at depths of between 2km and 3km. They are situated directly south of the Vaal River approximately 10km east of the town of Orkney, in the Free State Province of South Africa. The primary reef mined is the Vaal Reef ("VR"), with additional production being sourced from the C Reef.
Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine, accessed through Great Noligwa shaft, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats, accessed through a decline system off the base of the Moab Khotsong shaft.
Operational Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
The operations are powered by electricity from Eskom, and they have the necessary water and power infrastructure to support their remaining lives, including Zaaiplaats.
Moab Khotsong Mine has a single vertical shaft. Great Noligwa Mine has a twin vertical shaft and a dedicated ore processing plant.
The infrastructural layout includes hoisting facilities; logistical support for core handling, sampling, and transporting; the processing plant; waste rock facilities; tailings and leaching infrastructure; roads; water and power supply; ventilation and refrigeration systems; stores and workshop support; electrical supply; offices; housing and security.

The location of the surface infrastructure is displayed in the graphic below.

N
Great Noligwa
Settling Dams
Noligwa Plant
South
Uranium
Plant
Moab Khotsong
Mispah 1 TSF
Mispah 2 TSF
Kopanang
Paydam
Tailings Pipeline
Railway Line
Road
0
500m

Geology
Moab Khotsong is situated within the Klerksdorp Goldfield on the western margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.
The CRG is up to 2,100m thick in the Vaal River area and the general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as southwest-trending and southeast dipping. A series of northeast-trending faults including the Buffelsdoorn, the Kromdraai, the Buffels East and the Jersey Faults, is a key feature of the Klerksdorp Goldfield and the key structural features at Moab Khotsong are related to this series of faults.
Moab Khotsong exploits gold mineralisation occurring in the VR. This reef is stratigraphically located near the top of the Johannesburg Sub-group, within the CRG. The VR ranges in depth at Moab Khotsong from 1,500m BMD to 3,400m BMD. Gold mineralisation also occurs in the stratigraphically higher C-Reef, which lies approximately 225m above the VR. However, the C-Reef typically contributes less than 5% to the mining production.

History
Great Noligwa Mine was developed by AAC and was originally known as Vaal River No. 8 Shaft. Work on Great Noligwa was initiated in 1968, and the mine produced its first gold in 1972. Great Noligwa reached its production peak of around 1,000koz per annum in the late 1990s and at present, mining activity at Great Noligwa Mine is concentrated on the extraction of pillars.
The Moab Khotsong Mine was developed by AngloGold and is the youngest of South Africa’s deep-level gold mines. It came into production in 2003 and has been continuously economically exploited since then. The Great Noligwa Mine was merged with Moab Khotsong Mine in 2014, and since the merger of the two mines, annual production has been in the order of 250koz of gold.
Harmony assumed ownership of Moab Khotsong in March 2018, and has since added the Zaaiplaats area to the Mineral Resources and Mineral Reserves. The inclusion of Zaaiplaats in the LOM plan has extended the life of Moab Khotsong for 22 years up to 2044 and the overall production is expected to be in the order of 200koz of gold per annum.
Mineral Tenure
Refer to Note 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
Harmony holds two mining rights, which have been successfully converted, executed and registered as new order mining rights at the MPRTO. These rights cover a total combined area of 10,991.13ha for the mining of gold, silver, nickel and uranium. Both mining rights are valid and remain effective unless cancelled or suspended. Under the MPRDA, Harmony is entitled to apply to review the mining right on its expiry.
Harmony’s Moab Khotsong mineral tenure comprises two mining rights covering approximately 10,991ha, namely:
•NW30/5/1/2/2/15 MR valid from September 12, 2007 to September 11, 2037; and
•NW30/5/1/1/2/16 MR valid from August 20, 2008 to August 19, 2038.
A summary of the status of environmental permits and licenses issued as at June 30, 2022 related to Moab Khotsong operation is presented in the table below.

Permit Holder	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPr	NW30/5/1/2/2/15&16MR	DMRE	August 8, 2019	LOM
Harmony	Atmospheric Emission Licence	AEL/FS/MKO- HGM/14/10/2019	DFFE	March 13, 2019	January 30, 2026
Harmony	Waste Management Licence	NWP/DK2/WM/ 2018/04/01/02	DARD	January 21, 2021	LOM
Harmony	Water Use Licence	08/C24B/AGJ/9799	DWS	November 12, 2020	November 12, 2040
Mining Method
The tabular nature of the orebody, along with its depth and structural complexity, dictates the mining method employed at Moab Khotsong. The primary mining method used at Moab Khotsong is conventional breast mining, on a scattered grid. This method, as opposed to the SGM, is necessitated by the complex geology at Moab Khotsong, which prevents the implementation of a strict mining sequence. Moab Khotsong makes extensive use of backfill for the support of stopes. The economic reef horizons of Top and Middle Mine are exploited between depths of 1,698m and 3,054m below surface.
Zaaiplaats is located between the elevations of 3,054m and 3,526m below surface. Zaaiplaats will be accessed by declines from the northeastern end of the Zaaiplaats property to take advantage of the existing access development in place.
The Scattered Mining makes use of pillars with a pre-developed grid of tunnels, aimed at providing geological information ahead of the mining face, in order to control geotechnical stress. The Geotechnical Engineering department provides detailed numerical modelling and guidance regarding the best mining practices to be applied to minimize the risk associated with seismicity.
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
The gold processing facility at Great Noligwa has been in operation since the 1960s and is hence a well-established operation. The technology used to process the gold-bearing ore is well established, being used across the majority of South African gold operations and suitable for the style of mineralisation. The milled ore follows a standard cyanide leach, CIP and electrowinning process in order to extract the gold bullion. The current plant capacity is 260ktpm, or daily treatment rate of approximately 9,420tpd at 92% availability. The plant is operating below its designed throughput capacity and has the potential to process the additional ore planned from Zaaiplaats.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Ms LB Freese	SACNASP, GSSA	BSc. (Hons) (Geol), GDE (MRM)	All sections, except 11	Full time
Mr VH Esterhuizen	SACNASP	BSc (Hons) (Geol)	11	Full Time
Exploration
Exploration at Moab Khotsong has focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained from an initial geophysical seismic survey and later through surface drilling, underground channel (chip) sampling, underground mapping and underground drilling.
The surface drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold before Harmony acquired Moab Khotsong.
Underground exploration drilling has been on-going throughout the operational life of Moab Khotsong as the mine deepens. Underground drilling intersections are sampled where possible and, if acceptable and representative, are used in the estimation process. For estimation purposes 129 Surface and LIB intersections were used.
The underground drilling seeks to identify the geological structure and grade characteristics of the reefs at a 100m to 200m drilling spacing, in order to inform the placement of primary haulage and cross-cut development. In structurally complex areas, particularly in Middle Mine, infill drilling down to a 50m drilling spacing is required.
The exploration has been undertaken using standard Harmony methods since the acquisition of Moab Khotsong, and prior to that using AngloGold standard methods, which would have been in place for many years.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined as 1,500cmg/t, based on the economic assumptions presented in the table below at the effective date of June 30, 2022.

Description	Unit	Value
Gold Price	USD/oz	1,723
Exchange Rate	R:USD	15.35
Gold Price	R/kg	850,191
Plant Recovery Factor	%	96.92
Unit Cost	R/t	4,708
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022. The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	2.3	17.64	41,110	—	—	—	n/a
Indicated	3.5	16.96	58,962	—	—	—	n/a
Total / Ave. Measured + Indicated	5.8	17.23	100,072	—	—	—	n/a
Inferred	2.6	19.09	48,762	—	—	—	n/a
Notes:
1.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is LB. Freese, who is the Ore Reserve Manager, and who is a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    Tonne measurements are reported in metric units. Gold grades are reported in grams per metric tonne (“g/t”).
4.    The Mineral Resources are reported using a cut-off value of 1,500cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported as million metric tonnes (“Mt”) rounded to two decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.

7.    Rounding as required by reporting guidelines may result in apparent summation differences between metric tonnes (“t”), gold value and metal content.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
10.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.7	7.48	20,117	2.9	7.77	22,626	(11.1)
Probable	12.0	8.78	105,250	12.3	8.89	109,411	(3.8)
Total / Ave. Proved + Probable	14.7	8.54	125,367	15.2	8.68	132,037	(5.1)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is LB. Freese, who is the Ore Reserve Manager, and who is a Harmony employee.
2.    Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.    Gold content (kg) is recovered gold content after taking into consideration the modifying factors.
4.    Recovered gold (kg) is based on a conversion factor of 32.151oz/kg.
5.    Mineral Reserves are reported using a cut-off grade of 1,800cmg/t determined using a gold price of USD1,546/oz gold.
The decrease in Mineral Reserves is mainly due to depletion.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Moab Khotsong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Moab Khotsong	Zaaiplaats	Great Noligwa Shaft Pillars
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	170.0cm	154.0cm	169.0cm
Gully	%	10.1%	10.1%	12.4%
Off Reef	%	16.8%	12.0%	22.3%
Waste to Reef	%	14.4%	0.0%	60.5%
Flushing tons	%	1.5%	3.2%	0.0%
Discrepancy	%	20.2%	18.7%	20.2%
Mine Call Factor	%	69.0%	78.0%	69.0%
Plant Recovery Factor	%	96.9%	96.5%	96.9%
Mine Recovery Factor	%	66.9%	75.3%	66.9%
Plant Call Factor	%	103.0%	100.0%	103.0%
Mineral Reserve cut-off	cmg/t	1,800	1,800	1,200
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Mponeng
Property Description
Mponeng is an underground gold producing mine located in the West Wits mining district south-west of Johannesburg, on the border between Gauteng and the North West Province. At longitude 27°25'53.62"E and latitude 26°26'12.27"S, the mine is approximately 65km from Johannesburg and 15km from Carletonville and forms part of Harmony's West Wits operations. Mponeng is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Mponeng mine, along with certain infrastructure.

Mponeng is the deepest mine in the world with development currently at 3,841m BMD. The primary reef mined is the VCR, with future expansion planned on both the VCR and the Carbon Leader Reef (“CLR”) horizon. The original vertical twin shaft sinking from the surface commenced in 1981 and was commissioned along with the gold plant complex in 1986.
There is no material litigation (including violations or fines) against Harmony that threatens its mineral rights, tenure, or operations.
Operational Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
Mponeng comprises a twin-shaft system with two surface vertical shafts and two sub-vertical shafts. Ore and waste material are hoisted separately with ore being delivered to the plant by means of a conveyor belt and the waste rock going to the low-grade stockpile. Mponeng has its own processing plant situated adjacent to the mine. Operations are powered by electricity from Eskom.
Mponeng is accessible via the national and provincial roads. The general layout of Mponeng infrastructure in relation to the neighbouring Harmony mines, TauTona and Savuka is displayed in the graphic below.

Mponeng
Potchefstroom
Klerksdorp
Parys
N
Savuka Low Grade Stockpile
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
Kusasalethu Shaft
Kusasalethu Plant
Kusasalethu
Wedela
Mponeng
N 12
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
0
2km
27°21'E

Geology
Mponeng is situated on the northwestern margin of the Witwatersrand Basin of South Africa, one of the prominent gold provinces in the world. There are seven gold-bearing conglomerates within the lease area, of which only the VCR and CLR are economically viable.
The VCR is a gold bearing quartz pebble conglomerate of intermediate to high grade. It forms the base of the Ventersdorp Supergroup, which caps the Witwatersrand Supergroup through an angular unconformity. A characteristic of this horizon is the pronounced palaeomorphology, where a thick reef is preserved in the form of terraces separated stratigraphically by a thin inter-terrace slope reef.
The CLR, historically mined at the adjacent Harmony wholly-owned TauTona and Savuka Mines, is reported as part of the Mponeng Mineral Resource. It is a c.20cm thick tabular, auriferous quartz pebble conglomerate. It lies 800-900m stratigraphically deeper than the VCR, near the base of the Johannesburg Subgroup of the CRG of the Witwatersrand Supergroup.
Both the VCR and the CLR have been subjected to faulting and are intruded by a series of igneous dykes and sills of various ages that cut across the reefs. The gold mineralization at Mponeng succeeded a period of deep burial, fracturing, and alteration. The gold and other elements are believed to have precipitated through the reaction of hydrothermal fluids at high temperatures along the reef horizons.
History
Mponeng was formerly known as Western Deep Levels South Shaft, or No.1 Shaft when AAC first owned the operation. The No. 1 South Shaft system (i.e., the vertical twin shaft) together with the gold plant were commissioned in 1986. The shaft system allowed access to the deeper VCR in the southern part of the lease area.
The name changed in 1999 to Mponeng and was 100% owned and operated until recently by AngloGold. As at October 1, 2020, Harmony took full control and ownership of Mponeng as part of the acquisition of AngloGold's South African business pursuant to the Mponeng Acquisition.
Mponeng is part of the West Wits mining district that includes the Savuka Mine (previously known as Western Deep Levels No.2 Shaft) and the TauTona Mine (previously known as Western Deep Levels No. 3 Shaft) (both now also 100% owned by Harmony). These two mines predominantly exploited the CLR within the lease area, which is now mostly mined out resulting in them being placed on care and maintenance in 2017. The Mineral Resources and Mineral Reserves for TauTona were transferred to Mponeng during the same year.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The following mining rights make up the full mining lease area of approximately 6,673ha:
•GP30/5/1/2/2(01) MR valid from February 14, 2006, to February 13, 2036; and
•GP30/5/1/2/2(248) MR valid from October 16, 2012, to October 15, 2022.

As part of the acquisition of AngloGold’s South African business, all mining rights related to Mponeng were transferred and are now held by Harmony. There are three mining rights that form Mponeng area which were successfully converted, executed and registered at the MPRTO. The principal mining right (GP30/5/1/2/2(01) MR) covers an area of 6,477ha for the mining of gold, silver, nickel and uranium. This mining right, granted on February 14, 2006, unless cancelled or suspended will continue in force for 36 years ending February 13, 2036. The other mining right, GP30/5/1/2/2(248) MR, is planned to be incorporated into the principal mining right (GP30/5/1/2/2(01) MR.
The mining rights 01MR and 248MR were ceded from AngloGold to Golden Core Trade and Investment (Pty) Ltd ("Golden Core"), a wholly owned subsidiary of Harmony, on October 1, 2020 and were successfully registered in the Mining Titles Office on the June 14, 2021 as part of AngloGold’s sale of their last remaining South African assets to Harmony, including its West Wits Operations as part of the Mponeng Acquisition.
A section 102 Application in terms of the MPRDA was submitted previously by AngloGold in March 2017 to consolidate its West Wits mining rights into a single mining right (GP30/5/1/2/2(01) MR) ("AngloGold Application"). The AngloGold Application was approved by the DMRE in August 2020, but was, however, not implemented due to a change in circumstances as a result of the Mponeng Acquisition and will consequently be withdrawn by AngloGold. On February 15, 2022, Golden Core submitted an application in terms of section 102 of the MPRDA, substantively similar to the AngloGold Application, to consolidate the mining rights and mining right areas into a single mining right (GP30/5/1/2/2(01) MR) ("Golden Core Application"). The Golden Core Application is currently pending at the DMRE.
A summary of the status of environmental permits and licenses issued as at June 30, 2022 related to Mponeng’s operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme (Amendment)	(GP) 30/5/1/2/3/2/1 (01)	DMRE	April 12, 2012	LOM
Waste Management Licence	GAUT 002/09-10/W0011	GDARD	June 22, 2015	Expired July 2019. New application submitted.
Hazardous Waste Generator Certificate	GPG-01-513	GDARD	July 14, 2015	In perpetuity
Water Use Licence	08/C23E/AEFGJ/1250	DWS	September 8, 2011	20 years
Water Use Licence	10/C23E/AFJ/4787	DWS	December 1, 2016	15 years
Certificate of Registration Inflammable Liquids and Substances	RP438/ptn5	West Rand District Municipality	November 30, 2021	Annually
Mining Method
Mponeng is a deep level underground gold mine currently operating at depths ranging between 3,160m and 3,740m BMD, and currently the deepest mine in the world with development at 3,841m BMD. Potential future mining operations at Mponeng are expected to deepen the shaft bottom to 4,227m BMD. The reef portion currently being mined at Mponeng is accessible between 3,000 – 3,600m BMD.
There are two mining methods in practice at Mponeng. Historically, longwall mining was practiced at Mponeng until the breast mining method was used, aimed at reducing the occurrence of large seismic events. However, this has evolved to the SGM method with backfill support. The SGM method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at further control of stresses experienced in rock movement. While Mponeng’s business plan is based primarily on the SGM method, there are sections of the mine that are still operating using the breast mining method. The mining sequence is a V-shaped configuration, colloquially referred to as the “inverted Christmas tree”. An underhand face configuration is adopted when mining towards the west and an overhand face configuration when mining towards the east.
Mineral Processing
Mponeng's gold processing facility has been in operation since 1986. The technology used to process the gold-bearing ore is well established and is suitable for the style of mineralization (VCR and CLR ore). The current capacity of the plant is designed to process 95tph ore. The plant is operating below its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr W Oliver	SAGC (No. MS 0136)	GDE (Mining Engineering) Government Certificate of Competency in Mine Survey	Relevant information in the Executive Summary (Section 1), Section 2-5, 7.6-7.7, 11.2-13, 15-25.	Full time
Mr G Flitton	SACNASP (No. 4000/19/15)	BSc (Hons) (Geology) GDE (Mineral Economics)	Relevant information in the Executive Summary (Section 1).	Full time
Mr W Beukes	SAGC (No. MS 0118)	NHD Mineral Resource Management	Relevant information in the Executive Summary (Section 1),	Full time
Exploration
Exploration at Mponeng has mainly focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained through structured underground channel (chip) sampling, mapping and drilling. This underground detailed, closer spaced data gathering exercise has been preceded by surface exploration of the lease area using a historical geophysical seismic survey, as well as surface diamond core drilling.
Exploration from underground platforms is currently continuing for the VCR in the east and west of the current mining levels, between 3,500m and 3,700m below surface, to improve geological confidence.
Exploration of the VCR target areas west and east of the 126-level mining front is planned for 2022/2023. These will form part of the approved exploration campaign. These targets will generate the needed information in two areas, on the Booysens/Kimberley transition towards the east of the Phase 1 LOM extension areas and the area west of the Kimberley estimation domains.
Both areas are currently showing high levels of variability that will benefit from the additional information that will be generated for the completion of these exploration drill holes. VCR variability limits the forward confidence in the Mineral Resource estimation. More data collected can assist the QP define the zones of high variability.
Mponeng Mine has budgeted R11.03 million for infill exploration drilling of the VCR 2021 to 2022 which is on schedule to be spent by financial year end 2022. All drilling will be conducted from underground platforms on VCR now.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Mponeng lease area (which includes TauTona and Savuka), as determined through the analysis of the reasonable prospect for economic extraction by underground mining method. The cut-off value for the Mineral Resources is determined at 761cmg/t gold based on the economic assumptions presented in the table below at the effective date of June 30, 2022.

Description	Unit	Value
Gold price	USD/oz	1,723
FX rate	R:USD	15.35
Gold price	R/kg	850,191
Plant recovery factor	%	97.8
Unit cost	R/t	4,810
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	2.5	16.09	40,380	—	—	—	n/a
Indicated	18.3	13.96	255,945	—	—	—	n/a
Total / Ave. Measured + Indicated	20.8	14.22	296,325	—	—	—	n/a
Inferred	29.1	13.35	388,682	—	—	—	n/a

Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr WH Olivier, who is Ore Reserve Manager at Mponeng, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off value of 761cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.3	8.09	18,580	1.9	8.72	16,631	11.7
Probable	4.3	9.12	39,122	5.8	8.47	48,809	(19.8)
Total / Ave. Proved + Probable	6.6	8.76	57,702	7.7	8.53	65,440	(11.8)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr WH Olivier, who is the Mponeng Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content is recovered gold content after taking into consideration the modifying factors.
5.    Mineral Reserves are reported using a cut-off grade of 971cmg/t determined using a gold price of USD1,546/oz gold.
The decrease in the Mineral Reserves is mostly due to depletion, structure updates and rock engineering pillar designs changes as well as delays in accessing blocks of ground at the end of the LOM.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Mponeng. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m³	2.71
Stoping width	cm	149.7
Gully	%	7.2
Off Reef	%	5.6
Waste to Reef	%	3.0
Flushing tons	%	6.2
Discrepancy	%	24.4
Mine Call Factor	%	80.6
Plant Recovery Factor	%	97.9
Mine Recovery Factor	%	78.9
Plant Call Factor	%	100.0
Mineral Reserve cut-off	cmg/t	971
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Target
Property Description
Target is an advanced, single-shaft, deep-level gold mine which has been operational for approximately 30 years. While most of the gold mineralisation extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed primarily to de-stress areas ahead of mechanised mining. It is located in the Free State Province of South Africa, approximately 270km southwest of Johannesburg and 30km north of the town of Welkom. Target is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Target mine, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Wesselsbron
Phakisa
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail
0
10km
27°45'S
28°00'S
28°15'S
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E

Target is a deep-level underground gold producing mine situated in the Free State Goldfield, 30km north of the town of Welkom, Free State Province, South Africa. Most of the gold mineralisation is currently extracted by mechanised mining (massive mining techniques).
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings (including violations or fines) against Harmony, which threaten its mineral rights, tenure, or operations.
Operational Infrastructure
The surrounding areas of Welkom and Virginia are well developed in terms of access and mining-related infrastructure supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure. Target’s surface and underground infrastructure, including its power and water supplies, are sufficient for the LOM plan production requirements.
Target includes a single underground mine constructed as an extension to the Loraine Gold Mine (“Loraine”) and uses a single shaft as access. The ore and development rock are hoisted together, with ore milled and processed at the Target Plant adjacent to the mine. Operations are powered by electricity from Eskom.
The Target mining area is well developed in terms of access and mining-related infrastructure. Access to the Target shafts (1, 2, 3 and 5) is via a well-maintained paved road. Adequately maintained roads is used to access other areas of the mine such as the explosives magazines, sewage works, slimes dam and the evaporation ponds. The area also has access to rail links and an airfield within proximity.

The surface infrastructure associated with Target is presented in the graphic below.
Geology
Target is situated on the north-western margin of the Witwatersrand Basin of South Africa, one of the prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.
Folding forms the major structural feature within the lease is and is manifested as an asymmetric syncline whose axis trends N15°W, with a general plunge of 10° to 12° north, although this is variable due to local structural features. The dip of the western limb of the syncline is often more than 55° eastwards. Numerous minor faults are also present.
These faults, with a displacement generally of less than 15m and traceable over a strike distance of less than 150m are too numerous to classify, however, it can be said that the eastern limb of the trough is less faulted than the western limb.
Gold mineralisation currently exploited is hosted within a succession of Elsburg (EA) and Dreyerskuil (DK) quartz pebble conglomerate reefs hosted by the van den Heeversrust and Dreyerskuil (Uitkyk) Members of the Eldorado (Elsburg) Formation, respectively.
Additional mineralisation occurs in the Big Pebble Reef of the underlying the Kimberley (formerly Aandenk) Formation. All these units are within the Turffontein Subgroup of the CRG. Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic (buckshot) pyrite and detrital carbon is also common.
History
Anglovaal Limited ("Anglovaal") previously held the mineral rights for the Target property. Target Exploration Company Limited ("Target Exploration Company"), a company formed by Anglovaal specifically for the purpose of exploration, later acquired this area. Options to the mineral rights north of Target were acquired by Sun Mining and Prospecting Company (Pty) Limited (“Sun”). The formation of Avgold in 1996 was intended to further the gold mining and exploration interests of Anglovaal. Harmony acquired Target in 2002 by acquiring 100% of Avgold Limited's shares.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights encompasses an area of 7,952.78ha. Harmony holds several mining rights for Target, which were successfully converted and executed as new order mining rights. Certain of these rights are still to be registered at the MPRTO.
The summary of mineral tenure and the approved mining rights include the following:
•FS30/5/1/2/2/14MR, which is valid from November 30, 2007, to December 29, 2025, and covers 4,237.00ha; and
•FS30/5/1/2/2/225MR, which is valid from December 12, 2013, to December 11, 2026, and 3,715.78ha.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to Target is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(14) EM	DMRE	April 16, 2010	LOM
Atmospheric Emission Licence	LDM/AEL/YMK/013	Lejweleputswa District Municipality	November 5, 2018	November 5, 2023
Water Permit	789N	DWS	November 4, 2008	Valid pending issue of new license
Water Permit	1046B	DWS	November 4, 2008	Valid pending issue of new license
Mining Method
The Target Mine deposit is made up of mineralised multiple reef bands overlying one another. The EA reef is composited into thick packages, whilst the Dreyerskuil reefs are separated into thinner discrete horizons. These differences have led to the application of multiple mining methods.
Target Mine is essentially a trackless mining operation with a combination of highly mechanised mining, scattered mining and labour-intensive narrow reef stoping, the latter being more typical of South African gold mines’ conventional stoping.
The primary ore extraction method adopted at Target is massive mining of the thick mining horizons (EA1, EA3, EA7 and EA8) through a combination of scattered open stoping supplemented with the use of a 6%-cement backfill, and sub-level open stoping which does not make use of backfilling.
The balance of the ore is mined using a narrow reef mining ("NRM") method on the thinner Dreyerskuil Reefs, which does not make use of backfilling either.
Massive open stoping accounts for ±70% of the ore production with ±20% coming from conventional narrow reef stoping. The ±10% balance of production comes from trackless on-reef development sections.
Mineral Processing
The Target Plant was designed and commissioned in November 2001. The plant was designed to treat a total tonnage of 105ktpm with a potential to expand to 160ktpm for future demand. Currently the plant treats ore from Target, Joel plant clean-up and Target 2 waste dump.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr S Motlatla	SACNASP (No. 400451/14)	BSc. (Hons) Geol, GDE (Mining), Project Management Cert NQF Level 5	All the sections	Full Time
Mr D Fourie	SAIMM (No. 706555)	MSc. Min Eng, GDE (Mining)	11	Regular
Mr M Ncube	SACNASP (No. 123075)	BSc. (Hons) Geol	8, 9, 11	Full Time
Dr PJ Le Roux	ECSA (No. 200970121)	PhD. Min Eng	13.1 - 13.2, 13.10	Full Time
Mr M Gxekwa	AMIHRP	Dip HR Man, PgDip. (Labour law)	13.9	Full Time
Mr T Holl	AMRE	GCC Electrical	13.7-13.8	Full Time
Mr C Radebe	MMMA	B.Tech Metallurgy	14	Full Time
Mr A Relebona	n/a	BA (Hons) Env Sci	17	Regular
Mr D Graham	n/a	B.Com (Bus & Man Accounting)	18, 19	Full Time
Mr E Naude	n/a	MRM Certificate	13	Full Time
Mr J van Deventer	SACNASP	BSc. (Hons) Geol	6, 7	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling.
Initial surface drilling carried out during the 1980s, under the auspices of Sun, was designed to delineate the northward continuation of the synclinal axis, around which most of Loraine’s gold deposits are located. Following the incorporation of Target Exploration Company in 1990, a total of 17 drillholes and three long deflections from existing drillholes were drilled in three arrays parallel to the western margin, namely the Western, Central and Eastern arrays.
The Central Array targeted the EA Reefs, while the Western and Eastern arrays focused on definition of the proximal (steep west limb) and distal Kimberley and Basal Reefs, respectively.
The positive surface drilling results led to the construction of an underground drilling platform. Underground exploration drilling has been on-going throughout the operational life of Target as the mine deepens. Most of the underground drillholes are used in the geological modelling and estimation of the current Mineral Resources.
Underground diamond core drilling is conducted using hydraulic driven drill rigs, which typically drill BX core. Drill holes are typically short, rarely exceeding 300m in length.
Fans of drill holes are drilled from diamond drilling bays, which are developed at 50m intervals along the decline return airway (“RAW”) decline. The drilling fans consist of up to ten individual drill holes at inclinations ranging from -15° East to +30° West of vertical, or as dictated by local geological structures. Maximum drillhole lengths of 350m are required for complete Dreyerskuil intersections in the synclinal axis. Drill holes are stopped once the Ventersdorp lava has been intersected, or, in the case of flatter drill holes, once the trough axis has been identified and the drill hole is drilling parallel to the bedding.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Target lease area, as determined through the analysis of the reasonable prospect for economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 3.05g/t gold based on the economic assumptions presented in the table below at the effective date June 30, 2022.

Description	Unit	Value
Gold Price	USD/oz	1,723
Exchange Rate	R:USD	15.35
Gold Price	R/kg	850,191
Plant Recovery Factor	%	94.4
Unit Cost	R/t	2,461
Note: Unit cos (R/t) includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.

The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	4.4	8.89	38,860	—	—	—	n/a
Indicated	3.2	7.76	24,780	—	—	—	n/a
Total / Ave. Measured + Indicated	7.6	8.41	63,640	—	—	—	n/a
Inferred	4.0	5.96	24,007	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr D Fourie, who is Head of Department Geostatistician, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off grade of 3.05g/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021 and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.7	4.32	11,744	2.9	4.46	12,933	(9.2)
Probable	1.7	4.11	7,096	1.8	3.89	7,183	(1.2)
Total / Ave. Proved + Probable	4.4	4.24	18,840	4.7	4.24	20,116	(6.3)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr S Motlatla, who is the Target Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content is recovered gold content after taking into consideration the modifying factors.
5.    The NRM Mineral Reserves are reported using a cut-off value of 821cmg/t determined using a gold price of USD1,546/oz. The massive open stoping Mineral Reserves are reported using a cut-off grade of 3.40g/t determined using a gold price of USD1,546/oz.
The decrease in Mineral Reserves is mainly due to depletion.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Target. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.71
Average Stoping Width	cm	196.00
Mine Call Factor	%	95.0
Plant Recovery Factor	%	94.4
Mineral Reserve Paylimit - NRM	cmg/t	821.00
Mineral Reserve Cut-off - Massive Open Stoping	g/t	3.40
Mineral Reserve Cut-off - Development	g/t	3.40
Dilution - Massive Open Stoping	%	6.0
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Tshepong Operations
Property Description
The Tshepong Operations comprise two operating underground gold mines namely, Tshepong and Phakisa. Tshepong is a mature, moderate to deep-level underground operation that uses conventional undercut mining, to depths of 2,400m BMD. Phakisa, younger than Tshepong, is a moderate to deep-level underground operation using conventional underground mining methods to depths of 2,427m BMD. The mines utilise the Tshepong, Phakisa and Nyala shafts.
The mines are located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and 15km to the north of the town of Welkom. Tshepong is situated at a latitude of 27°51’56.45”S and longitude of 26°42’45.15”E. Phakisa is situated adjacent to the south of Tshepong, and is located at a latitude of 27°54’1.27”S and longitude of 26°43’30.05”E. Tshepong Operations is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Tshepong Operations, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Wesselsbron
Phakisa
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail
0
10km
27°45'S
28°00'S
28°15'S
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E
N

The primary reef mined is the Basal Reef, with additional gold mineralisation being found in the B Reef and A Reef.
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings (including violations or fines) against Harmony, which threaten its mineral rights, tenure, or operations.
Operational Infrastructure
The surrounding areas of Welkom and Odendaalsrus are well developed in terms of access and mining-related infrastructure, which supports the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.

Tshepong has a twin shaft system with ore and waste being hoisted to surface through the main vertical shaft.
Phakisa operates a single vertical shaft for man and materials. Rock is transported from the underground working via a RailVeyorTM system to the Nyala Shaft for hoisting.
The Tshepong and Phakisa ore is transported, by rail, from their respective shafts to the Harmony One Plant in Welkom for processing.
Operations are powered by electricity from Eskom.
The surface infrastructure associated with the Tshepong Operations is displayed in the graphic below.
Geology
The Tshepong Operations are situated in the Free State Goldfield, on the southwestern margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.
The general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as north-trending, within a syncline that is plunging to the north. The syncline has been divided by faults into the Odendaalsrus, Central Horst and Virginia sections. The Tshepong Operation mining right area is also affected by the Ophir and Dagbreek faults.
Tshepong Operations exploited primarily the Basal Reef, which occurs within the Harmony Formation of the Johannesburg Subgroup of the CRG.

Mineralisation also occurs within the stratigraphically higher A and B Reefs of the Kimberley (formerly Aandenk) Formation, within the Turffontein subgroup of the CRG. However, only the B Reef can be economically extracted.
Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic pyrite and detrital carbon is also common.
History
Phakisa was formerly known as FSG 4, Freddies 4 and Tshepong South. Phakisa development commenced in October 1993 and shaft sinking was started in February 1994. In 1995, shaft sinking was halted on 59 Level due to the prevailing low gold price. Operations at Phakisa recommenced in September 1996 and sinking was completed to 75 Level, before being halted again in 1999.
The Feasibility Study for the initial development of Tshepong was concluded in 1984. Work to establish the site started in September 1984 and, by 1986, shaft sinking was underway. Sinking and equipping of the shaft were completed in 1991, with the mine being commissioned in November 1991.
Harmony acquired Phakisa as part of the acquisition from AngloGold's Free State operations (previously known as Freegold), which completed in September 2003. Sinking and equipping was completed to a depth of 2,427m in 2006.
The Phakisa and Tshepong operations were merged into the Tshepong Operations by Harmony in 2017.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right for the Tshepong Operations encompasses an area of 10,798.74ha. Harmony holds several mining rights in the Free State goldfields which have been successfully converted and executed as new order mining rights, some of which are still to be registered at the MPRTO.
The Tshepong Operations are wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold's Free State operations in 2001, together with ARMGold. ARMGold was subsequently incorporated into Harmony in 2003, giving Harmony 100% ownership and control of the Tshepong Operations.
Mining at Tshepong Operations is carried out under the following mining right, covering both Tshepong and Phakisa:
•FS30/5/1/284MR, which is valid from December 11, 2007, to December 10, 2029, and covers an area of 10,798.74ha.
The mining right is held in a joint venture between ARMGold and Harmony.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to Tshepong operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMRE	April 16, 2010	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2019	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	April 2, 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	27-May-1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated	LOM
Notes: DWAFEC - Department of Water Affairs, Forestry and Environmental Conservation.
Mining Method
The Tshepong Operations may be classified as moderate to deep level underground gold mines currently operating at depths of up to 2,427m below surface (Phakisa) and 2,161m below surface (Tshepong).
SGM is the preferred mining method used at the Tshepong Operations. This method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at further control of stresses experienced in rock movement. The SGM sequence is a V-shaped configuration, colloquially referred to as the “inverted Christmas tree".
The SGM mining methods are suitable for underground, narrow reef mining. A common feature of the SGM method is the layout of the primary and secondary development. Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
The SGM is employed for a deeper mining approach and offers various advantages, the critical one being increased safety. A noticeable characteristic of the SGM method is that mining from the raises is advanced in only one direction at a time, which is directed towards the stabilizing or regional pillars. This SGM mining sequence eliminates the creation of remnant pillars reducing the risk of seismicity.
While Tshepong Operations business plan is based primarily on the SGM methodology and sequencing, there are sections of the mine that are operating using the breast, undercut and open stoping mining methods.

Minor amounts of the B Reef that do not exceed 30% of the on-reef mined per annum, are extracted as an open stoping mining operation. Reason for mining at open stoping is as a result of the erratic nature of the channel width and the support design specific to B reef mining.
The Phakisa Mine was originally based on breast mining methods but transitioned to the SGM method with increasing depths.
A key feature of breast mining is that the mine design includes pillars in the stoping areas that are designed to cave in a planned and controlled manner. These pillars are referred to as crush pillars and the dimensions of the pillars are determined by the geotechnical properties of the host rock.
The breast mining method has consequently evolved into the SGM.
Mineral Processing
All ore mined at Tshepong Operations is processed at Harmony One Plant located west of Welkom. Harmony One Plant is Harmony’s largest gold processing plant and processes underground ore from multiple shafts, as well as surface ore from nearby mine waste facilities. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two ROM mills, two conventional thickeners, cyanide leach, CIP adsorption, elution, zinc precipitation and smelting. The plant CIP process reflects the technology which was current at the time of construction.
The Harmony One Plant has a steady state design capacity of 390ktpm with its conventional CIP flowsheet. The Harmony One plant is in good working condition and the equipment is also in good order with audits done on regular bases to check the operating performance of the plant.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr A Louw	SACNASP	BSc. (Hons.) (Geohydro)	All Sections (Tshepong)	Full Time
Ms B Phetlhu	SACNASP	BTech. (Geol), M (Eng)	All Sections (Phakisa)	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling.
Exploration from underground platforms is currently continuing for the Tshepong sub-75 development, to improve geological confidence.
Both, the Phakisa and Tshepong Mines are undergoing B Reef exploration drilling to identify any potential continuation of the current pay shoots connecting these mines. Footwall development began at the Tshepong Mine during fiscal 2020 and will be used as a drilling platform to confirm and delineate the anticipated B Reef channel.
Underground exploration drilling has been ongoing throughout the operational life of Tshepong Operations as the mine deepens. Underground diamond core drilling is conducted using hydraulic driven and pneumatic drill rigs.
Fans of drill holes are drilled from diamond drilling bays, which are developed at 50m intervals along footwall developments ends (X/Cs) and 100m intervals along haulages and RAWs. The drilling fans consist of up to ten individual drill holes at inclinations ranging from -15° to +30° of vertical, or as dictated by local geological structures.
The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives.
Logging procedures are conducted as per the Harmony company standards, which are used on all surface and underground mines and are best practice and have been in place consistently since 2001.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for the Tshepong Operations is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mines. The cut-off value for the Mineral Resources is determined at 648cmg/t, Tshepong and 780cmg/t, Phakisa for the gold based on the economic assumptions presented in the table below at the effective date June 30, 2022.

Tshepong			Phakisa
Description	Unit	Value	Description	Unit	Value
Gold price	USD/oz	1,723	Gold price	USD/oz	1,723
FX rate	R:USD	15.35	FX rate	R:USD	15.35
Gold price	R/kg	850,191	Gold price	R/kg	850,191
Plant recovery factor	%	95.2	Plant recovery factor	%	94.9
Unit cost	R/t	3,367	Unit cost	R/t	3,975
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate for Phakisa, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	4.7	13.25	62,797	—	—	—	n/a
Indicated	7.2	11.27	81,831	—	—	—	n/a
Total / Ave. Measured + Indicated	12.0	12.05	144,627	—	—	—	n/a
Inferred	27.5	10.77	295,943	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms B Phetlhu, who is Ore Reserve Manager at Phakisa, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off value of 780cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.
5.    Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
The Mineral Resource estimate for Tshepong, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	12.5	12.13	151,437	—	—	—	n/a
Indicated	4.0	10.20	40,575	—	—	—	n/a
Total / Ave. Measured + Indicated	16.5	11.66	192,012	—	—	—	n/a
Inferred	9.4	10.18	96,037	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr A Louw, who is Ore Reserve Manager at Tshepong, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No modifying factors or dilution sources have been included to in situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.    The Mineral Resources are reported using a cut-off value of 648cmg/t determined at a 90% profit guidance, and a gold price of USD1,723/oz.

5.    Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.    Rounding as required by reporting guidelines may result in apparent summation differences.
8.    The Mineral Resource estimate is for Harmony’s 100% interest.
9.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate for Phakisa, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	3.8	6.98	26,243	3.9	6.36	24,793	5.8
Probable	0.2	6.49	1,143	0.4	6.58	2,445	(53.2)
Total / Ave. Proved + Probable	4.0	6.96	27,386	4.3	6.38	27,238	0.5
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms B Phetlhu, who is Ore Reserve Manager at Phakisa, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content has not taken metallurgical recovery factors into account.
5.    Mineral Reserves are reported using a cut-off grade of 791cmg/t determined using a gold price of USD1,546/oz.
The increase in Mineral Reserves is due to an increase in Basal Reef grade as from the 34 line to the South of the mine as well as the increase in the B Reef footprint to the north of the shaft that more than compensated for the depletion.
The Mineral Reserve estimate for Tshepong, as at June 30, 2021, and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022			2021
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	4.2	5.15	21,419	16.2	5.63	90,979	(76.5)
Probable	0.3	7.63	2,565	4.3	4.28	18,458	(86.1)
Total / Ave. Proved + Probable	4.5	5.34	23,985	20.5	5.35	109,437	(78.1)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr A Louw, who is Ore Reserve Manager at Tshepong, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.    Gold content has not taken metallurgical recovery factors into account.
5.    Mineral Reserves are reported using a cut-off grade of 650cmg/t determined using a gold price of USD1,546/oz.
The decrease in Mineral Reserves is due to a significant change in LOM strategy at the operation as well as depletion.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Phakisa. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	125
Gully	%	6.7
Off Reef	%	4.1
Waste to Reef	%	0.6
Flushing tons	%	0.0
Discrepancy	%	13.8
Mine Call Factor	%	83.0
Plant Recovery Factor	%	94.9
Mine Recovery Factor	%	78.7
Plant Call Factor	%	100.0
Mineral Reserve cut-off	cmg/t	791
Note: Development waste to reef, including the decline development.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	110.6
Gully	%	8.8
Off Reef	%	5.3
Waste to Reef	%	0.0
Flushing tons	%	2.9
Discrepancy	%	5.1
Mine Call Factor	%	72.0
Plant Recovery Factor	%	95.2
Mine Recovery Factor	%	67.4
Plant Call Factor	%	100.0
Mineral Reserve cut-off	cmg/t	650
Note: Development waste to reef, including the decline development.
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Mine Waste Solutions
Property Description
Mine Waste Solutions is comprised of two distinct, geographically separated, operations namely the MWS Operation located on the Free State - North West provincial boundary, and the West Wits Operation situated in the West Rand Region of the Gauteng Province. Each operation will be discussed separately due to their geographical locations.
Mine Waste Solutions and its associated mineral rights are wholly owned by Harmony. Harmony acquired the assets as part of the transaction to take full ownership and control of AngloGold's remaining South African business, as of October 1, 2020.

The location of MWS and West Wits is presented in figure below.

MWS and West Wits Operations
National Road
Secondary Road
Towns
River
Plant
Shaft
Dams
Waste Dumps
TSF
Provincial Boundary
Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
N 14
N 12
N 1
Johannesburg
Soweto
West Wits Operation
Carletonville
Savuka Mine
Mponeng Mine
Kusasalethu Mine
North West
Gauteng
Evaton
Vanderbijlpark
Potchefstroom
MWS Operation
Klerksdorp
Vaal River
Parys
Free State
27°06'E
26°42'S
0
20km

The following graphic illustrates the location of the MWS Operation, along with certain infrastructure.

West Wits Operation
Potchefstroom
Klerksdorp
MWS Operation
Parys
Klerksdorp
MWS 5
MWS 4
MWS 2
MWS Gold Plant
Margaret WRD
Stilfontein
Scott
Khuma
Harties 5 & 6
Harties 1 & 2
Kareerand
Sulphur Paydam
Harties 7
Buffels 9 WRD
South East Extension
2
1
3
4
Buffels 1-4
Ariston Gully
West Compartment 1
Emergency Dam
East Tailings
Buffels 5
West Extension
Vaal River
West Compartment 2
Abandon
West Grass
West Compartment 3,4
MWS and West Wits Operations
National Road
Secondary Road
Towns/Villages
River
Plant
WRD
TSF
Active TSF
Moab WRD
Kopanang
Orkney
Mispah 1
Mispah 2
Kopanang TSF
26°40'E
27°00'S
0
5km
N

The following graphic illustrates the location of the West Wits Operation, along with certain infrastructure is

West Wits Operation
Potchefstroom
MWS Operation
Klerksdorp
Parys
N
500
Blyvoor 7
Blyvoor 6
Savuka
L17
L18
L21
L20
L19
L22
Old North
Savuka Plant
Savuka Shaft
TauTona Shaft
5A
Savuka TSF
5B
7A
7B
Mponeng
Mponeng Plant
Mponeng Shaft
Solid Waste Disposal Site
26°27'S
Kusasalethu Shaft
Kusasalethu Plant
Kusasalethu
Wedela
Mponeng
N 12
Kusasalethu
MWS and West Wits Operations
National Road
Secondary Road
Towns/Villages
Plant
Shaft
WRD
TSF
Active TSF
27°21'E
0
2km

The MWS Operation is located in the Vaal River area, and straddles the Free State, North West provincial border of South Africa, close to the town of Klerksdorp. The MWS Gold Plant (26° 50’8.66”E; 26° 47’41.83”S) is situated close to the town of Stilfontein, while the TSFs and WRD for this operation are scattered over an area that stretches approximately 13.5km north to south and 14.0km east to west.
The West Wits Operation is situated in the West Rand Region of the Gauteng Province. The West Wits Operation is situated approximately 75km west of Johannesburg. The site is approximately 7km south of Carletonville. West Wits Operation occupies an area of 4,176ha in extent and is close to the boundary between Gauteng and North West Province.
The West Wits Operation reprocesses tailings from the Old North TSF dumps and waste rock from the Savuka WRD at the Savuka Plant (26° 25’20.31”E and 27° 24’11.30”S).
There is no material litigation (including violations or fines) against Harmony that threatens its mineral rights, tenure, or operations.
Operational Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
The MWS Operation is accessible from Johannesburg via the N12 national road and R502 regional road in Klerksdorp, North West. A large network of either tarred roads or well-maintained gravel roads exist between the tailing dams, WRDs and the MWS Plant that are scattered in the area. The West Wits Operations near Carletonville are accessible via the N12 national road and R500 regional road from Johannesburg.
The surface infrastructure associated with MWS and West Wits is presented in the graphic under "– Property Description" above.
Geology
Material contained in the TSFs and WRDs predominantly originates from deep level gold mines, operated by Harmony and others, mostly located in Klerksdorp and Carletonville. The West Wits mining operations predominantly extract tabular gold-bearing conglomeratic reefs, namely the CLR and VCR. The MWS Operation, however, mainly exploits TSFs and WRD derived from the VR.
The Witwatersrand reefs occur within the Archean Witwatersrand Basin which hosts the Witwatersrand Supergroup succession. The VCR horizon is located at the top of the Turffontein Subgroup of the CRG, capping the Witwatersrand Supergroup. The VR horizon is situated within the Krugersdorp Formation, in the Johannesburg Subgroup of the CRG. The CLR is situated near the base of the Johannesburg Subgroup.
The TSF material comprises previously treated residues of gold-bearing conglomeratic reefs processed by CIL. They are man-made “deposits” and are not the result of natural sedimentary processes. The grade of the TSFs is determined by the grade of the ore source at the time that they were processed, and the processing efficiency.
The WRDs are unconsolidated and are comprised of untreated, low grade, gold-bearing material from underground workings. The WRDs are also man-made deposits, with very little structure or continuity, and one in which the grade does not behave as a natural mineral deposit.

The most significant mineral in the TSFs and WRDs is quartz, which makes up more than 60% of the bulk mineral composition. The gold predominantly occurs in pyrite. Other minerals identified include uranium, iron oxide, titanium oxide and calcite from the VR, VCR and CLR conglomerates.
History
The MWS Operation commenced production in 1952 and was the original gold processing plant for the Stilfontein Gold Mine. Following the rise in the uranium price in the 1970s, the operation investigated uranium recovery from the Stilfontein Gold Mine’s gold tailings dams and commissioned the uranium plant in mid-1979. The plant operated until 1989, processing 29.4Mt of tailings and recovering 4.56t of U3O8. In 2003, the plant was converted into a gold tailings treatment operation and no further uranium was produced at that stage.
In 2007, First Uranium (Pty) Ltd (South Africa) ("First Uranium") acquired the MWS Operation with the purpose of treating the tailings dams for both gold and uranium. The second and third processing plants were commissioned between 2007 and 2012.
On July 20, 2012, the MWS Operation were acquired by AngloGold from First Uranium. The MWS uranium plant and flotation plants were commissioned in 2014, and were further reconfigured into a more efficient operation during 2016, as part of an optimisation drive. In 2017, the uranium and flotation plants were discontinued resulting in MWS Operation again producing only gold.
On October 1, 2020, Harmony acquired all of AngloGold’s surface operations, including the MWS Operations.
The Savuka Plant was commissioned in 1961 and originally designed to treat ore from Savuka Mine and TauTona Mine. In 2015, upon closure of the afore-mentioned shafts, the plant was converted into a tailings and WRD treatment facility. The Savuka Plant treats tailings material from Savuka and Mponeng TSFs, and waste rock from the WRDs from the same operations. On October 1, 2020, Harmony acquired all of AngloGold’s South African business, including the surface assets which constitute the West Wits Operation.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The MWS Operation’s license to operate is covered by the Environmental Authorisation under NEMA. In terms of the MPRDA, a mining right is not required to reclaim TSFs. Following the acquisition of MWS Operation, all relevant permits and licences were transferred to Harmony including the approved EMPR, the financial provision for rehabilitation liabilities for the MWS Operation mining rights, as well as the historic surface rights permits for MWS Operation. All of these permits are still valid.
West Wits operations, the following mining rights make up the full mining right area of approximately 6,673ha:
•GP30/5/1/2/2(01) MR valid from February 14, 2006 to February 13, 2036;
•GP30/5/1/2/2(248) MR valid from October 16, 2012 to October 15, 2022.
The mining rights 01MR and 248MR were ceded from AngloGold to Golden Core, a wholly-owned subsidiary of Harmony on October 1, 2020, and were successfully registered in the Mining Titles Office on June 14, 2021, as part of AngloGold’s sale of their last remaining South African assets to Harmony, including its West Wits Operations.
A section 102 Application in terms of the MPRDA was submitted previously by AngloGold in March 2017, to consolidate its West Wits mining rights into a single mining right (GP30/5/1/2/2(01) MR). The AngloGold Application was approved by the DMRE in August 2020, but was, however, not implemented due to a change in circumstances as a result of the Mponeng Acquisition, and will consequently be withdrawn by AngloGold. On February 15, 2022, Golden Core submitted the Golden Core Application in terms of section 102 of the MPRDA, substantively similar to the AngloGold Application, to consolidate the mining rights and mining right areas into a single mining right (GP30/5/1/2/2(01) MR). The Golden Core Application is currently pending at the DMRE.
A summary of the status of environmental permits and licenses issued as at June 30, 2022, related to both the MWS Operation and West Wits Operation is presented in the table below.

Operation	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
MWS	Atmospheric Emissions Licence: MWS Gold Plant	NWPG/CHEMWES/AEL 4.1; 4.2 & 4.17	DEDECT	September 30, 2020	September 29, 2025
	Certificate of Registration Inflammable Liquids and Substances: Chemwes Plant	Various Certificates issued for All Areas of the plant and outside sections	City Council of Matlosana		December 31, 2021
	Water Use Licence: Chemwes	08/C24B/AACIG/8368 27/2/2/C224/101/1	DWS	November 31, 2018	November 31, 2028
New WUL issued on June 10, 2022, however it is being reviewed as it excluded some permitted activities that were in the previous WUL. Currently operating under previous WUL.
	Environmental Authorisation for expansion of Karee	NWP/EIA/176/2008	DMRE	November 11, 2021	n/a
	Licence to construct a dam with safety risk: Chemwes	12/2/C241/37	DWS	June 18, 2010	n/a
West Wits	Atmospheric Emissions Licence	WR/16-17/AEL9/3	Dr. Kenneth Kaunda District Municipality	October 2, 2018	October 2, 2023
	Water Use Licence	08/C23E/AEFGJ/1250	DWS	November 30, 2018	n/a
Amended WUL submitted 2020. Waiting for approval.
	Environmental Authorisation	(GP) 30/5/1/2/3/2/1(01) EM	DMRE	September 26, 2018	n/a
(GP) 30/5/1/2/2(01) MR
Waiting for transfer to Harmony to be completed.
	Waste Management Licence	Gaut 002/09-10/W0011	GDARD	July 27, 2015	Expired
		AGA submitted renewal application. Awaiting approval.	DMRE
Notes: DEDECT - Department of Economic Development, Environment, Conservation and Tourism.
Mining Method
The mining methodologies adopted at Mine Waste Solutions entail the hydro-mining of the TSFs and reclamation of WRDs using FELs.
The TSF material is reclaimed using several hydraulic monitoring guns which deliver high-pressure water to the face. High pressure water is transferred to the monitoring guns observing the maximum design capacity of the equipment, limited to 40 bars (“b”). Typically, a 25m mining face length is achieved with a water pressure in the range of 27b to 30b.
The tailings material can be selectively mined based on the positioning of the monitoring guns. The TSF face is broken by the water pressure, resulting in the slurry gravitating towards the collection sumps that deliver the slurry to the pumping stations, which is then pumped via overland pipelines to the respective plant streams. The TSFs are fed into one of the three respective plant streams, which comprise the MWS Operation. The tailings material size is appropriate for high-pressure water to re-pulp the consolidated slimes to a slurry at a minimum relative density of around 1.45. No milling is required, as the material has previously been milled through the CIL plant treatment process.
Waste rock arises from underground development and is conveyed to large dumps where it is stockpiled. The grade values are inconsistently distributed amongst these rock deposits. Waste rock from off-reef development can also become contaminated during transport to surface by mineralised rock from unpay and marginal areas.
Tracked bulldozers are used on the top of WRDs during daylight hours, demarcated by surveyed markers, in accordance with safety standards. Vertical dozing operations are prohibited. During dozing operations, the geotechnical considerations and the materials’ natural angle of repose is adhered to, so as to maintain the WRD slope stability during loading operations.
Bulldozers are also used at the bottom of the WRDs to create a safe loading distance between the base of the WRD and the loading face. Loading measures take careful consideration of the existing dump design and ensures that extraction of the material is done safely. Front end loaders are used to load the dozed material into rail hoppers or trucks, which is transported to milling and mineral processing.
Mineral Processing
There are two plants, namely the MWS Gold Plant and the Savuka Plant, which are dedicated to the processing of tailings and/or WRD material. Reclaimed tailings are pumped as slurry via pipelines and WRD material is transported on trucks to the respective plants for processing.
MWS Gold Plant is currently capable of processing 78,000tpd. This excludes Stream 4 which is planned for commissioning in 2024, at an expected capacity of 8,000tpd.
The Savuka Plant is a single process flow with a current processing capacity of 10,000tpd.

Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr BJ Selebogo	SAGC	MSCC, HND (MRM), CoC Mine Survey	11, 12, 13, 17, 20, 21, 22, 23	Full time
Ms MS Maipushi	SACNASP	BSc. (Hons) (Geol)	6, 7, 8, 9, 10, 11	Full time
Mr MR Masakona	ECSA, MMMA, SAIMM	BSc. Eng (Chemical)	13, 14, 15	Full time
Mr N van Noordwyk	AMIChemE AMSAIMM	B. Eng. Chem	10, 14, 15	Full time
Mr C Badashe	MMMA	Tailings Management	13, 15	Full time
Mr SS Selamolela	MMMA	NHD – Extraction Metallurgy	13, 14, 15	Full time
Mr D de Witt	SAICA	(Hons) BCom/MBA	18, 19	Full time
Ms C Labuschagne	n/a	B. Comm ; MDP	18, 19	Full time
Ms B Diseko	SAATCA	M Environmental Management	17	Full time
Ms N Strydom	n/a	LLB H:Dip Corporate Law	17	Full time
H Mashaba	n/a	Bsc (Hons) Environmental Management	17	Full time
Exploration
Prior to 2011, grade estimations for the TSFs were based on residue grades obtained from the process plants, as well as various sampling projects in selected areas. Most of these TSFs have since been re-sampled by means of an extensive auger drilling exercise which commenced in 2011. The remaining TSFs will be re-sampled once they go out of service and become dormant.
A total of 1,471 drill holes have been drilled in these TSFs between 2011 and present.
WRDs cannot be explored using drilling because they are comprised of unconsolidated rock. No drilling is undertaken on the MWS and West Wits WRDs.
The drilling and sampling methodology in use for Harmony’s TSFs has been developed specifically for the challenges posed by these deposits and is aligned with industry best practice. This protocol has been in place since 2011, and the drilling components are applied by contractors who are experienced in this specific methodology.
The drill hole samples are deemed to be representative as they provide both vertical and horizontal coverage of each TSF. Drill holes are positioned at regular intervals across the TSF.
The data spacing, density and distribution is sufficient to support the estimation of Mineral Resources for the various TSFs.
WRDs are not explored using exploration methods due to their unconsolidated nature.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate for the MWS Operation, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022					2021
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	54.1	0.20	0.067	11,012	3,635	—	—	—	—	—	n/a
	WRD	—	—	—	—	—	—	—	—	—	—	n/a
Sub Total / Ave. Measured		54.1	0.20	0.067	11,012	3,635	—	—	—	—	—	n/a
Indicated	TSF	113.0	0.19	0.075	21,415	8,489	—	—	—	—	—	n/a
	WRD	2.5	0.30	—	741	—	—	—	—	—	—	n/a
Sub Total / Ave. Indicated		115.5	0.19	0.075	22,156	8,489	—	—	—	—	—	n/a
Total / Ave. Measured + Indicated		169.6	0.20	0.073	33,168	12,124	—	—	—	—	—	n/a
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	n/a
	WRD	2.5	0.28	—	700	—	—	—	—	—	—	n/a
Total / Ave Inferred		2.5	0.28	—	700	—	—	—	—	—	—	n/a
Notes:
1.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of USD1,723/oz.
4.    Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5.    Uranium content is reported as part of the MWS Mineral Resource estimate only.
6.    Metal content does not include allowances for processing losses.
7.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.    Rounding as required by reporting guidelines may result in apparent summation differences.
9.    The Mineral Resource estimate is for Harmony’s 100% interest.
10.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
The Mineral Resource for the West Wits Operation, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022					2021
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	—	—	—	—	—	—	—	—	—	—	n/a
	WRD	—	—	—	—	—	—	—	—	—	—	n/a
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	n/a
Indicated	TSF	22.9	0.36	—	8,260	—	—	—	—	—	—	n/a
	WRD	1.1	0.47	—	513	—	—	—	—	—	—	n/a
Sub Total Indicated		24.0	0.37	—	8,773	—	—	—	—	—	—	n/a
Total / Ave. Measured + Indicated		24.0	0.37	—	8,773	—	—	—	—	—	—	n/a
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	n/a
	WRD	—	—	—	—	—	—	—	—	—	—	n/a
Total / Ave. Inferred		—	—	—	—	—	—	—	—	—	—	n/a
Notes:
1.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.    The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.    No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of USD1,723/oz.

4.    Tonnes are reported as million metric tonnes (“Mt”) rounded to three decimal places. Gold values are rounded to zero decimal places.
5.    Uranium content is reported as part of the MWS Mineral Resource estimate only.
6.    Metal content does not include allowances for processing losses.
7.    Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.    Rounding as required by reporting guidelines may result in apparent summation differences.
9.    The Mineral Resource estimate is for Harmony’s 100% interest.
10.    This is the first time that Harmony has reported Mineral Resource in the Form 20-F and as such it cannot be compared to a previous reporting period.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, plant call factor, and plant recovery factors.
The Mineral Reserve estimate for the MWS Operation, as at June 30, 2021, and 2022, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022			2021
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	TSF	21.1	0.26	5,553	50.0	0.24	12,137	(54.2)
Probable	TSF	419.2	0.27	113,173	355.2	0.28	97,905	15.6
Total / Ave. Proved + Probable		440.3	0.27	118,726	405.2	0.27	110,042	7.9
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and content are declared as net delivered to the mills.
3.    Gold content is recovered gold after taking into consideration the modifying factors.
4.    Mineral Reserves are reported using a cut-off grade of 0.23g/t and a gold price of USD1,546/oz.
5.    Recovered gold (kg) is based on a conversion factor of 32.151oz/kg.
The increase in Mineral Reserves is due to the Mispah 1 TSF scheduled to be processed in MWS Plant to more than compensate for the re-statement of MWS 5 estimation Model.
The Mineral Reserve estimate for the West Wits Operation, as at June 30, 2021, and 2022, is summarized in the table below:

		Fiscal Year Ended June 30,
		2022			2021
Mineral Reserve Category	Source	Milled Tonnes (Mt)	Grade (g/t Au)	Content Au (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Probable	TSF	19.3	0.33	6,288	38.2	0.32	12,371	(49.2)
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr BJ Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Gold content is recovered gold after taking into consideration the modifying factors.
4.    Mineral Reserves are reported using a cut-off grade of 0.28g/t and a gold price of USD1,546/oz.
5.    Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
The decrease in Mineral Reserves is due to LOM that has been shortened from 2032 to 2028, due to deposition constraint.
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the MWS Operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Accounted For (“GAF”) - Grade Cut-off	g/t	0.23
Recovery Factor	%	45.6
Plant Call Factor	%	100.0
Dilution	%	n/a
Conversion factor	oz/kg	32.15
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the West Wits Operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
GAF - Grade Cut-off	g/t	0.28
Recovery Factor	%	41.0
Mine Call Factor	%	100.0
Dilution	%	n/a
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Hidden Valley
Property Description
Hidden Valley is located in the Morobe Province of Papua New Guinea and is operated by Morobe Goldfields Consolidated under the name of Hidden Valley Gold Mine. The operation is 100% owned by Harmony. Hidden Valley consists of the Hidden Valley Kaveroi open pit ("HVK") and Hamata open pit located approximately 6km apart and an ore processing facility in steep, heavily forested, mountainous terrain. The deposit is located at latitude 7°22”S and longitude 146°39E, approximately 20km southwest of Wau within Mining Lease ML151.
The following graphic illustrates the location of Hidden Valley.

INDONESIA
Bismark Sea
Solomon Sea
Port Moresby
AUSTRALIA
N
Nadzab Airport
Busu River
Markham River
Lae
Huon Gulf
Watut River
6°45'S
Wafi-Golpu Project
Bulolo River
Bulolo
Wau
Hidden Valley Mine
0
50km
146°30'E
147°00'E
Mining Lease
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers

The summary of mineral tenure is presented in the table below.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Morobe Consolidated Goldfields	Mining	ML151	March 4, 2005	March 3, 2030	4,098.29
Mining operations must be carried out on a continuous basis to ensure the validity of the mining lease. Any failure to maintain operations can result in a suspension. An extension to the Mining Lease was approved by the PNG Mineral Resources Authority in May 2021, with the lease expiring on March 3, 2030.
In accordance with the PNG Environment Act, an Environmental Impact Statement (“EIS”) was submitted to the Department of Environment and Conservation (now CEPA) in February 2004. The EIS was approved in January 2005, and Waste Discharge and Water Extraction permits issued. In October 2017, these permits were amalgamated as Environment Permit EP-L3(578). In

March 2021, an amendment to the Environment Permit was issued by CEPA and the mine presently operates under the conditions imposed by Environment Permit (EP-L3(578)), which will expire on March 29, 2030.
The holder of a Mining Lease must pay a royalty to the PNG Government that is equivalent to 2% of the net proceeds of sale of minerals (calculated as net smelter return (“NSR”) or free-on-board (“FOB”) export value, whichever is appropriate). A production levy of 0.3% is also payable on the gross value of production (i.e., excluding the offsets of treatment and refining charges, payable terms and freight). Hidden Valley also pays an equity payment of 0.3% of revenue to local landowners.
There are no known material legal proceedings currently impacting the site, nor are any foreseen that, if determined against the Company, would be likely to have a material negative impact on the operation.
The surface access has been obtained through negotiations with the land owners. The surface access is sufficient for LOM.
Operational Infrastructure
Wau is the closest town, with an estimated population of 5,800 (2011 census). This town was the centre of the gold rush in the 1920s and 1930s in the Morobe Goldfield. An airstrip is operational in the town. The nearest large town is Bulolo, with a population estimated at 20,000 in 2010. In the 1930s, this town was the centre of gold dredging on the Bulolo River. The town has an airport, schools, clinics and hospitals. Forestry is currently the dominant industry in the area.
Lae is an urban area, a major transport hub, and a commercial, administrative, industrial, residential, and educational centre for both the Morobe Province and PNG, with a population in 2011 (the most recent year for which PNG census data are available) of approximately 149,000.
The existing infrastructure located at the mine site is sufficient to support the current mine plan.
The surface infrastructure plan for the mine area is presented in the graphic below.

N
Final Hamata Pit
Northern Gatehouse
Main Dam
TSF
Watut River
Process Plant
Power Station
Permanent Camp
Hamata Waste Dump
Saddle Dam
UMW Workshop
Kaveroi Dump
Final West
ROM Pad
Magazine Site
Neikwiye
DNX Plant Site
Nosave West
South Dump
Nosave Interim
Final HV Pit
HV Stage 1 Pit
0
2km
Mining Lease
Road/Track
River/Creek
Overland Conveyor
Plant
Camp
Dams
HV Stage 1 Pit
Final Pit Outlines
Existing Dumps
Waste Dumps
TSF
9,180,000
9,178,000
9,176,000
460,000
462,000
464,000
466,000
468,000

Geology
The Hidden Valley Kaveroi deposit is a vein-stockwork gold-silver deposit located in the southeast corner of the Wau Graben and is hosted by the Morobe Granodiorite. The Kaindi Metamorphics occur as a cap to the Hidden Valley Kaveroi Mineralisation. It comprises grey-black and green-brown, variably carbonaceous, schistose, quartz-rich psammites and pelites that have undergone regional greenschist metamorphism and localised, higher grade contact metamorphism on intrusive contacts with Morobe Granodiorite. The granodiorite comprises two parts; an upper homogenous granodiorite of uniform texture cut by thin aplite dykes and feldspar porphyry dykes. Below the Hidden Valley Kaveroi fault is a lower, more heterogeneous unit comprising granodiorite, diorite, adamellite, tonalite and feldspar porphyry. The lower unit tends to contain gypsum veining, not regularly seen in the upper unit.
Numerous porphyry dykes of the Eddie Creek Suite intrude both the Kaindi Metamorphics and the Morobe Granodiorite. Porphyry composition varies from hornblende-biotite to feldspar-quartz phenocryst varieties. These bodies are not general mineralised but do commonly show some alteration.
Surficial weathering, mainly by downward percolation of oxygenated meteoric water, is variable over the gold-silver deposit due to lithological, alteration and structural discontinuities. The granodiorite is usually more deeply weathered than the metasediment of the two main rock units. At the Hidden Valley Kaveroi deposit, four distinct oxidation zones are recognised; an oxide zone, partial oxidation zone, a zone of fracture oxidation, and a fresh (primary) zone. However, the effects of supergene gold enrichment or depletion (if present) are minimal for the Hidden Valley Kaveroi deposit.
History
Gold was discovered in Hidden Valley Creek by W.H. Chapman in 1927 (Lowensteub, 1982), and worked until 1929. In 1945, stream alluvial gold samples were taken close to the Hidden Valley Kaveroi discovery outcrop, but the deposit remained hidden. In 1984, CRA Exploration (Pty) Ltd ("CRAE") discovered the Hidden Valley Kaveroi deposit when it carried out a regional stream sediment sampling programme in the headwaters of the Upper Watut River, -80mesh sediment samples returned values of 54ppm gold. Mapping up the creeks revealed a landslide on the northern bank of Hidden Valley Creek had exposed altered and mineralised granodiorite with initial chip sampling returning 55m at 3.8ppm gold. Drilling commenced in 1985, with the third and fourth holes intersecting wide zones of mineralisation. CRA completed a Pre-Feasibility Study in 1989, and concluded the deposit was too marginal at that time to develop. In 1992, Placer Pacific Limited entered into a joint venture with CRAE but withdrew from the joint venture in 1993. In that time Placer drilled 13 holes and tested some adjacent targets. The project went through a hiatus until 1995, when CRA reviewed the project. In 1997, CRA (now known as Rio Tinto Limited) sold its interest in the Hidden Valley Kaveroi deposit to a wholly-owned subsidiary of Australian Gold Fields NL ("AGF"), which was subsequently placed into administration. Aurora Gold Limited ("Aurora") acquired the deposit from the administrators of AGF in September 1998. Aurora completed a pre-feasibility study on the project in 2002. Abelle Limited ("Abelle") obtained 100% ownership of the deposit in February 2003, following the merger of Abelle with Aurora.
Harmony effectively acquired 100% of Abelle on May 1, 2003. A Memorandum of Agreement between landowners and the PNG Government was signed on August 5, 2005, resulting in the mining lease for the project being granted. Harmony commenced and completed a feasibility project on the deposit and commenced construction in 2008. In August 2008, Morobe Mining Joint Ventures was formally established as a 50:50 joint venture between Harmony and Newcrest Mining Limited ("Newcrest"). Hidden Valley (comprising HVK and Hamata open pits) has been in operation since 2009, and was officially opened in September 2010. In October 2016, Harmony took 100% ownership of the Harmony Operations.
Mineral Tenure
Hidden Valley operates within Mining Lease, ML151, registered in the name of Morobe Consolidated Goldfields Limited which is valid until 2030.
In accordance with the PNG Environment Act, an EIS was submitted to the Department of Environment and Conservation (now CEPA) in February 2004. The EIS was approved in January 2005, and Waste Discharge and Water Extraction permits issued. In October 2017, these permits were amalgamated as Environment Permit EP-L3(578).
In December 2020, Morobe Consolidated Goldfields Limited submitted an application to CEPA for a minor amendment to Environment Permit EP-L3(578), in support of the Stage 8 expansion, in accordance with the Environment (Prescribed Activities) Regulation 2002. An amendment to Environment Permit EP-L3(578) was issued by CEPA in March 2021.
The mine presently operates in accordance with the 41 conditions prescribed by Environment Permit EP-L3(578), which will expire on March 29, 2030. The existing environmental and tenure permits and licenses are summarised below.
In accordance with Environment Permit EP-L3(578), condition 4, Morobe Consolidated Goldfields Limited reviews and updates its Hidden Valley Environmental Management Plan (“EMP”) every three years. The most recent iteration of the EMP (2021-2024) was submitted to CEPA for approval in March 2021.
A detailed environmental monitoring program is defined in the EMP which includes water, sediment and air quality monitoring, hydrological studies, land clearance assessment and aquatic biota studies. Water quality monitoring within the major tributaries of the Watut and Bulolo Rivers forms a critical component of the monitoring program to identify potential impacts on the downstream environment as a result of the mining operation.
Results of the monitoring program are communicated to CEPA annually through the operation’s Annual Environment Report, satisfying condition 40 of Environment Permit EP-L3(578).
A summary of the status of environmental permits and licenses issued as at June 30, 2022, is presented in the table below.

Permit / Licence	Status
Mining Lease	ML151 current. Amended May 25, 2021. Expiry March 3, 2030.
Lease for Mining Purpose	LMP80 current. Amended May 25, 2021. Expiry March 3, 2030.
Mining Easement	ME82 current. Amended May 25, 2021. Expiry March 3, 2030.
Environment Permit EP-L3 (578)	Awarded October 2017. Amended March 2021. Expires March 2030.
EIS	Approved January 2005.
Mining Method
Hidden Valley is an open pit gold-silver operation, operating conventional truck/excavator open pits and an ore-processing plant. Two separate open pits are currently in operation; the HVK pit and the Hamata pit. The HVK pit is the larger pit supplying the majority of the ore and is located some 6km from the processing plant. Hamata ore is predominately exhausted and is used for Tailings dam wall construction material.
Mining operations employ conventional open pit mining techniques with back-hoe excavators and rigid dump trucks as the primary load and haul equipment. Front-end loaders are used for crusher feed and stockpile reclaim. A number of articulated smaller dump trucks are used for construction, and mining in Hamata. Mining bench configuration consists of 18m inter-berm heights, mined as 2 x 9m benches or 3 x 3m flitches (typically in ore).
Waste is disposed in engineered valley fill waste dumps, with toes keyed in and buttressed using competent non-acid producing rock. The construction of the Neikwiye valley toe buttress and underdrain network was completed in the 2018 fiscal year and waste rock will be disposed in this dump envelope through the remainder of the mine life. Similarly under drain construction and toe buttress will be completed in the Kaveroi Valley with selective placement to continue in this area for the LOM.
The Hidden Valley processing plant was designed to treat nominally 4.2Mtpa of gold/silver bearing ore although operational issues have prevented the plant reaching its design nameplate capacity. The processing plant treats gold/silver ore from the Hidden Valley, Kaveroi and Hamata deposits. Crushed ore is conveyed from the Hidden Valley pit via a 4.5km long overland pipe conveyor. Ore from the Hamata pit is trucked to the Hamata crushing station, located next to the Hidden Valley processing plant.
Tailings are stored in a TSF located to the southwest of the process plant. Dam-wall construction of the TSF is ongoing and largely constitutes placement of suitable oxide and fresh competent material sourced from mining in the Hamata pit. The processing inventory in this Mineral Reserve estimate is constrained by remaining TSF capacity. TFS1 has a remaining capacity of ~11.3Mt with TSF2 adding an additional 7.8Mt3 of capacity. The overall remaining TSF capacity is currently estimated at 19.1Mt. Studies on the potential expansion and optimisation of tailings storage will continue to be completed to assess further asset expansion.
Mineral Processing
The Hidden Valley CIL processing plant, located adjacent to the Hamata open pit, was commissioned in 2009. The Hidden Valley processing plant is designed to treat nominally 4.2Mtpa of gold bearing ore from three separate open pits. Three distinct ore types are to be treated through two alternate treatment routes:
•whole ore processing: used to process the blend containing ore from the Hamata deposit, and oxide, transitional and primary ore from the Hidden Valley and Kaveroi deposits; and
•primary ore processing: used when processing only the primary ore from the Hidden Valley and Kaveroi deposits.
The Hamata ore is typically a gold:silver ratio of 1:1 with varying sulphur grades from 0.5% to 5.0%. Transition and primary ores have a significantly higher silver content with a gold:silver ratio of 1:15. Transition sulphur averages 0.96% while primary ore has a sulphur grade of 1.81%.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organisation	Qualifications	TRS Section Responsibility	Personal Insp.
Mr R Reid	FAIG, MAusIMM	BSc.(Hons), Grad.Dip (Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular. Last June 2022
Mr G Job	MAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular. Last June 2022
Mr D Ross	MAusIMM	BEng (Mining)	12, 13	Regular. Last June 2022
Mr M Swart	FAusIMM(CP), RPEQ	BMetEng, MBA	10, 14	Regular. Last June 2022
Ms S Watson	MAusIMM	MSc, BSc.(Hons)	17	Regular. Last July 2022
Mr. D Hall	MAHRI & MAICD	Bachelor Commerce (HR & Industrial Psychology)	17	Regular. Last March 2020
Mr M Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	Regular Last August 2021
Exploration
The Hidden Valley Kaveroi deposit has had a long history of exploration dating back to the 1980s. The amount of exploration carried out over the Hidden Valley area is significant, and the volume of the results is too large to enable detailed reporting herein.
A large mapping dataset exists from detailed work completed over the years. The geological model used in the Mineral Resource estimate has been based upon combined drill hole data and surface mapping that has been completed over time. Structural mapping in and around the site and within the open pits has been conducted on a number of occasions. Observations gathered during open pit mapping have been combined with more regional mapping work completed over time by site geologists and consultants to construct a robust geological model that will support the grade estimate.
Available regional government geophysical datasets include a 1000m spaced fixed-wing airborne magnetic survey, a 400m spaced helicopter airborne magnetic survey and a 2000m spaced fixed-wing gravity survey. Available company geophysical datasets include a 50m spaced helicopter airborne magnetic survey, some prospect-specific ground magnetic survey stations, and induced polarisation surveys.

Regional stream sediment and "Ridge and Spur" soil sampling was completed by CRAE between 1983 and 1989. Additional soils and trenches were completed prior to and post the commencement of drilling. Drilling data and mining have superseded the information in the trenching programs.
Available geochemical sampling on ML151 includes a total of 24,844 surface samples. These are a mix of historical company data and Harmony collected sampling. Surface geochemical sampling techniques include soil (8,741), rock chip (12,468), wacker (2,033), auger (920) and stream sediment (245), plus some other less common techniques. Available assay suites for both historical company data and Harmony collected sampling vary widely, with assay suites generally extended to more elements in more modern times.
CRAE discovered Hidden Valley using stream sediment sampling campaign up the headwaters of the Upper Watut River in 1984. Sediment samples (-80mesh) returned values of 54ppm Au. No further information is available on the stream sediment sampling campaign. These data are not, however, used in geological modelling and Mineral Resource estimation.
Surface drilling completed to date included diamond core and reverse circulation (“RC”) drilling. Drilling was undertaken continuously between 2009 to 2012, with some minor additional drilling done since. Some targeted deeper RC holes and diamond holes have been drilled into the deposit during 2014 to 2022, with various degrees of success to close up the drill spacing. A total of 34,086 holes measuring 1,099,053m of drilling were used in the generation of the 2022 geology and domain mode. This includes both blast and RC operational grade control drilling. A total of 1,586 drill holes, comprising 275,491m of drilling was used in the Mineral Resource estimate.
The reader should note that these numbers exclude grade control drilling. This drilling was not included in the Mineral Resource estimate due to sample support issues which would result from such closely spaced drilling.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Hidden Valley lease area, as determined through the analysis of the reasonable prospect for economic extraction by opencut mining method. The cut-off value for the Mineral Resources is determined at 0.65g/t gold based on the economic assumptions presented set forth in the table below at the effective date of June 30, 2022.

Description	Unit	Value
Gold price	USD/oz	1,546
Silver price	USD/oz	22.35
AUD FX rate	USD:AUD	0.73
PGK FX rate	PGK:USD	3.5
Plant recovery factor – calculated curve (Au_rec=0.0784In(Feed_AuGrade)+0.8341)%		88.0
Unit cost	PGK/t	10.21
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
1.    This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
2.    The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate, as at June 30, 2022, exclusive of the reported Mineral Reserves, is summarized in the table below.

		Fiscal Year Ended June 30,
		2022					2021
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	% Change
Indicated	HVK	33.0	1.34	21.97	44,064	724,693	—	—	—	—	—	n/a
	Hamata	1.6	1.97	—	3,163	—	—	—	—	—	—	n/a
Total / Ave. Indicated		34.6	1.37	21.97	47,228	724,693	—	—	—	—	—	n/a
Inferred	HVK	1.2	1.21	23.12	1,489	28,521	—	—	—	—	—	n/a
	Hamata	0.2	1.50	—	284	—	—	—	—	—	—	n/a
Total / Ave. Inferred		1.4	1.25	23.12	1,773	28,521	—	—	—	—	—	n/a
Notes:
1.    Mineral Resources are reported with an effective date of June 30, 2022, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr R Reid, Group Resource Geologist, and employee of Harmony PNG.
2.    Mineral Resources are adjusted for mining depletion to end April 2022, with assumed production for May and June, 2022.
3.    Measured Resources include surface stockpiles only.
4.    Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
5.    Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

6.    Mineral Resources at HVK are reported assuming a bulk open pit mining metallurgical recovery for silver and gold by sulphide flotation. Mineral Resources are reported above a gold grade cut-off of 0.65g/t on the results of a profit algorithm; this equates to a marginal ore cut-off grade. The profit algorithm takes account of metal price, grade, ore processing route, recoveries and costs. Metal price assumptions are USD1,546/oz gold, USD22.35/oz silver and a 0.73 USD/AusD exchange rate. Adjustments to these figures will potentially impact upon the economic cut-off grade.
7.    Tonnages are metric tonnes. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
8.    Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
9.    Harmony is disclosing Mineral Resources in excess of (excluding) Mineral Reserves for the first time for the year ended June 30, 2022, as required by Regulation S-K 1300. As a result, historical Mineral Resources are not available.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at June 30, 2021 and 2022, exclusive of the reported Mineral Reserves is, summarized in the table below.

		Fiscal Year Ended June 30,
		2022					2021
			Grade		Metal Content			Grade		Metal Content
Mineral Reserve Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	% Change
Proven	HVK	2.5	0.86	18.32	2,191	46,672	3.4	0.95	17.31	3,206	58,661	(31.7)
	Hamata	—	—	—	—	—	0	1.63	—	0,010	—	(100.0)
Total / Ave. Proven		2.5	0.86	18.32	2,191	46,672	3.4	0.95	17.31	3,216	58,661	(31.9)
Probable	HVK	16.3	1.78	22.45	28,941	365,718	19.9	1.59	27.18	31,609	540,062	(8.4)
	Hamata	0.3	1.48	—	399	—	0.2	1.82	—	0,442	—	(9.8)
Total / Ave. Probable		16.6	1.77	22.45	29,340	365,718	20.1	1.59	27.18	32,051	540,062	(8.5)
Total / Ave. Proven + Probable		19.1	1.65	21.89	31,531	412,390	23.5	1.50	25.75	35,267	598,723	(10.6)
Notes:
1.    Mineral Reserves are reported with an effective date of June 30, 2022, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr D Ross, Group Mine Planning Engineer, and employee with Harmony PNG.
2.    Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
3.    Mineral Reserves are reported using the following assumptions: open pit mining method, gold price of USD1,546/oz, silver price of USD22.35/oz at USD/AUD 0.73 exchange rate (PGK/USD 3.5 exchange rate).
4.    Not all “ore” as defined at the economic cut off reports to the Mineral Reserve due to the constrained tailing storage facility with some marginal grade ore material remaining on stockpile. The Proved Mineral Reserve is limited to stockpiles. Probable Mineral Reserve is derived from the Indicated Mineral Resource.
5.    Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
6.    Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
The previous Mineral Reserve estimate declared 23.5Mt of ore for 1,134koz contained gold in the HVK and Hamata open pits. The current 2022 Mineral Reserve update reports a decrease when compared to the previous year. Current Mineral Reserve estimate is 19.1Mt of ore for 1,014koz contained gold. The most significant changes in this Mineral Reserve estimate relative to the June 2021, release include:
•depletions (pit and stockpiles) to end June 2022, (-3.2Mt);
•updated geological model (+0.2Mt);
•modifying factors (-0.9Mt);
•stockpile changes (-0.8Mt).
The table below presents a summary of the Modifying Factors used to convert the Mineral Resource to the Mineral Reserve for Hidden Valley. The Modifying Factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Price	USD/oz	1,546
Silver Price	USD/oz	22.35
AUD FX rate	AUD:USD	0.73
PGK FX rate	PGK:USD	3.50
Tonnage Recovery	%	100
Gold Grade Recovery
HVK >2300mRL	%	97
HVK < 2300mRL	%	93
Hamata	%	90
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Wafi-Golpu
Property Description
The Wafi-Golpu project is situated within the Morobe Province of PNG, approximately 65km southwest of Lae, the nearest commercial center. The Wafi-Golpu project comprises the Golpu copper–gold porphyry deposit (“Golpu project”) where Mineral Resources and Mineral Reserves were estimated. Additional Mineral Resources were estimated for the Wafi epithermal gold (“Wafi project”) and Nambonga copper–gold porphyry deposits (“Nambonga project”), however, these deposits are not currently included in the mine plan. No production has yet occurred at this property. The Wafi-Golpu project is situated at a latitude of 6°51’46.63”S and longitude of 146°27’08.20”E.
The following graphic illustrates the location of the Golpu project.

Bismark Sea
INDONESIA
Solomon Sea
Port Moresby
AUSTRALIA
N
6°34'S
Nadzab Airport
Erap River
Busu River
Markham River
9 Mile
Oomsis
Lae
Watut River
Timini
Solomon Sea
Wafi-Golpu Project
Mumeng
146°30'E
147°00'E
0
10km
Wafi Golpu Project
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers
Infrastructure Corridor
Waste Water Discharge Pipeline

The tenements are held by the Wafi Golpu Joint Venture ("WGJV") which is a 50%:50% joint venture between Harmony and Newcrest. The WGJV holds two exploration licenses covering a total area of 12,984 ha, each of which is registered in the names of Wafi Mining Limited (“Wafi Mining”) and Newcrest PNG2 Limited (“Newcrest PNG2”). The deposits are located within EL440, with a range of major surface facilities to be located on EL1105.
Both tenements were in good standing as at June 30, 2022. There is no material litigation (including violations or fines) that threatens its mineral rights, tenure, or operations.
Each EL is subject to the condition that, if the PNG Government chooses, it may take-up a 30% interest in the project. The summary of mineral tenure is presented in the table below.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Wafi Mining &	Exploration	EL440	March 11, 2020	March 10, 2022[1]	9,501
Newcrest PNG2	Exploration	EL1105	January 16, 2021	February 25, 2023	3,393
Total					12,894
1    WGJV participants lodged an application to extend the terms of EL440 for a further two years on December 6, 2021, in accordance with PNG Mining Act requirements.
A special mining lease ("SML") was applied for in 2016. An SML is generally issued to the exploration license holders for large scale mining operations. This lease allows the holder to:
•enter and occupy the land over which the mining lease was granted for the purpose of mining the minerals and carry on such operations and undertake such works as may be necessary or expedient for that purpose;
•construct a treatment plant on that land and treat any mineral derived from mining operations, whether on that land or elsewhere, and construct any other facilities required for treatment including waste dumps and tailings dams;
•take and remove rock, earth, soil and minerals from the land, with or without treatment;
•take and divert water situated on or flowing through such land and use it for any purpose necessary for their mining or treatment operations subject to and in accordance with the PNG Environment Act ; and
•do all other things necessary or expedient for the undertaking of mining or treatment operations on that land.
The holder of an SML must pay a royalty to the PNG Government that is equivalent to 2% of the net proceeds of sale of minerals (calculated as NSR or FOB export value, whichever is appropriate). A production levy of 0.5% is also payable on the gross value of production (i.e., excluding the offsets of treatment and refining charges, payable terms and freight).
The SML application included a Proposal for Development, which incorporated the 2016 Feasibility Study report and supporting application documents such as a National Content Plan. Amendments to these tenement applications were made in March 2018, where the location and/or nature of facilities and infrastructure was refined through the 2018 Feasibility Study Update. The Proposal for Development was also updated. Additional applications will also be made where necessary. The grant of the SML and related ancillary tenements remains subject to the completion of PNG Mining Act and PNG Environment Act processes.
The surface rights pertaining to the Wafi-Golpu project are held under customary, State, and private ownership, with the bulk of the land being customary owned. The holder of a tenement under the PNG Mining Act is liable to pay compensation to the landholders for all loss or damage suffered or foreseen to be suffered by the landholders from the exploration or mining or ancillary operations.
The WGJV does not currently hold sufficient surface rights to permit construction and operations. Surface rights will be obtained if the current tenement applications are granted. Disturbances on customary land would commence once a compensation agreement is in place for the relevant area. Additional negotiations and permits are required for construction and operations.
Environmental approval for the Golpu Development has been obtained under the PNG Environment Act and Environment (Prescribed Activities) Regulation 2002. Approval-in-Principal for the Wafi-Golpu EIS (submitted in June 2018) was granted by the PNG Minister for Environment on November 19, 2020.
A 50-year Environment Permit for the project was issued by the PNG Conservation and Environment Protection Authority on December 18, 2020 namely EP-L3(767). This permit also amalgamates previous environment permits, water extraction permits, and waste discharge permits held for exploration purposes at the project. In addition, EP-L3(767) authorises mechanised mining on a Mining Lease involving chemical processing activity, and all other associated approved activities within the boundaries of SML10, LMPME92, ME93, ME94, ME96 and ME97. The permit approves the use of Deep Sea Tailings Placement as the tailings management solution for the project. EP-L3(767) contains 57 conditions pertaining to environmental management requirements for the project. There are no known material legal proceedings currently impacting the site, nor are any foreseen that, if determined against the Company, would be likely to have a material negative impact on the operation.
The surface access has been obtained through negotiations with the land owners. The surface access is sufficient for the LOM.
Operational Infrastructure
The closest major community is Lae. Lae is an urban area, a major transport hub, and a commercial, administrative, industrial, residential, and educational center for both the Morobe Province and PNG, with a population in 2011 (the most recent year for which PNG census data are available) of approximately 149,000.
The Wafi-Golpu project is located in a mountainous area of PNG. A combination of roads and access tracks exist between Lae and the project site. However, the track components are suitable for four-wheel drive vehicles and purpose-built trucks only. During major rainfall events this access route may become closed to vehicular traffic.
Current access to the planned mine site is via a partly-sealed road from Lae to Timini, and a gravel road from Timini (Demakwa) to Wafi, with the trip taking about three to four hours depending on the weather. This road will be replaced by a new road (including bridges), the northern access road, to be constructure in the infrastructure corridor as part of project construction.

A mine access road will also be constructed from the intersection of the northern access road and the current exploration access road.
Commercial airlines operate flights between the national capital, Port Moresby, and Nadzab airport, which is approximately a one-hour drive by road from Lae. The Nadzab airstrip is sealed. Helicopter access to the mine site area is available, with a suitable area at the proposed mine site cleared for landing.
The Golpu project is a greenfield site that currently does not have any infrastructure to support the planned mining and processing operations. There is no effective local infrastructure with respect to power, water, and roads that are trafficable by vehicles other than all-wheel drive vehicles. Water supply for drilling was sourced from rivers, and power at the exploration camp (Wafi Camp) is locally generated. The surface infrastructure plan for the mine area is displayed in the graphic below, along with the start of the infrastructure corridor.

Lae
Solomon Sea
N
Chaunon
9,255,000
Fere Accommodation Facility
Explosives Magazine
Lower Papas Aggregate Source
Water Treatment Plant
Waste Management Facility
Coarse Ore Stockpile
Start-up Ore Stockpile
Process Plant Terrace
Raw Water Dam
Spillway
Conveyor
Watut Declines Portal Terrace
Northern Access Road Borrow Pit
Humphries Borrow Pit
Bavaga River Gravel Extraction
Bavaga River
Kapunung
9,250,000
Mt Beamena Spoil and Laydown Area
Bavaga
Mt Beamena Quarry
Fincht Construction Accommodation Facility
Lower Watut River Waste Water Discharge and Raw Water Extraction Point
Power Generation Facilities
Wongkins
Fly Camp
Waste Water Discharge Pipeline and Raw Water Make-up Pipeline
Papas
9,245,000
Mgiki Borrow Pit
Won
Nambonga Decline Portal Terrace
Miapili Waste Rock Dump
Miapili Clay Borrow Pit
Ventilation Shaft
Hekeng
Explosives Magazine
Wafi Exploration Camp
9,240,000
Venembele
Madzim
Pekumbe
Wafi Golpu Project
Village/Settlement
Project Road
River
Orebody
Proposed Infrastructure:
Infrastructure Corridor
Infrastructure Footprint
Watut Declines
0
2km
432,500
437,500
442,500

Geology
Wafi–Golpu is a complex, multiphase mineralised system comprising the:
•Golpu porphyry copper–gold deposit;
•Wafi epithermal gold deposit; and
•Nambonga porphyry gold–copper deposit.
In the Wafi-Golpu project area, the basement consists of a Mesozoic basement assemblage of metasedimentary units (Owen Stanley Metamorphic Complex). All of these rock types were subsequently folded and metamorphosed during the 40Ma Sepik Arc subduction/accretion event. Sedimentary, volcanic and volcaniclastic units of the Omaura Formation and Langimar Beds infilled low-lying areas in the period 30–10 Ma. Granitic magmas of the Maramuni Arc subsequently intruded the area, with a peak of activity from about 17–10Ma. All lithologies were folded and faulted during the formation of the Aure Deformation Zone, between 12–4Ma. A second intrusive suite, informally termed the Post-Maramuni belt, was emplaced from about 8–1Ma. Late-stage lithologies include shallow-water sediments and volcaniclastic units (e.g., Babwaf Conglomerate).
The deposit setting is controlled by the rotation and deformation of the Papuan peninsula.
The geology consists of:
•east to east–southeast-dipping metasedimentary rocks of the Owen Stanley Metamorphic Complex (inter-bedded conglomerate, sandstone and siltstone horizons);
•unconformably overlain by sediments and volcanic sequences of the Omaura Formation (shale and greywacke, with some reef facies limestones);
•overlain by the Langimar Beds (volcanoclastic pebble to cobble conglomerates interbedded with sandstones and reef facies limestones);
•intruded by Nambonga diorite (initial hornblende- and plagioclase-phyric porphyritic diorite. Late-stage, barren, biotite-phyric diorite, mineralised);
•emplacement of Golpu Intrusive Complex diorites including;
•Western diorite porphyry (mottled grey, plagioclase and quartz-phyric diorite);
•Golpu porphyry (hornblende and plagioclase-phyric diorite; quartz phenocrysts are absent);
•Livana porphyry (mottled grey or grey–green crowded hornblende and plagioclase-phyric diorite ). A narrow intrusion with associated dykes intruded along previous intrusive contacts;
•explosive emplacement of the Wafi breccia complex (large multiphase polymictic breccia);
•late intrusion by the Hekeng Andesite (unmineralized, massive, dyke consisting of plagioclase crystals in a chlorite groundmass);
•overlain by Babwaf Conglomerate (poorly-consolidated but well-sorted conglomerate with minor siltstone and sandstone intercalations); and
•finally, unconformably overlain by the Wafi Conglomerate (poorly-consolidated conglomerate consisting of Owen Stanley metamorphic rocks and minor carbonaceous material in a poorly-sorted sandy matrix.), generally occurring in fault-bounded depressions.
The Golpu Intrusive Complex consists of multiple, hornblende-bearing diorite porphyries intruded into the host sedimentary lithologies. The porphyries are separated based on their spatial position and, where not texturally destroyed, into coarse hornblende-rich variants, feldspathic-rich units and porphyries containing quartz-eye inclusions. Intrusions range from small dykes to small stocks/bosses and apotheoses. Single intrusions pinch and swell vertically over tens of metres and form dykes, pipes and stocks.
The Wafi Diatreme complex is a roughly rectangular shaped feature, 800m by 400m at surface with steep, inward-dipping sides. The diatreme comprises intrusive and sedimentary breccias, volcaniclastic rocks and tuffs, and was intruded by several phases of unmineralised dacitic porphyries.
The Nambonga diorite porphyry stock is typically medium-grained, containing plagioclase and hornblende phenocrysts set in a feldspathic matrix. The diorite is cut by a late barren diorite phase at depth. The diorite has intruded lithologies of the Owen Stanley Metamorphic Complex, consisting of metasandstone and minor metaconglomerate.
History
Historical exploration dates back to 1977 and has included regional exploration sampling, geophysical surveys, geochemical sampling, reverse circulation and diamond core drilling.
CRAE identified mineralised float in a regional geochemical sampling programme and discovered the outcropping mineralisation of the Wafi A Zone near Mount Golpu in 1979. The Mt Wanion Exploration License (EL440) was granted in 1980 with ridge and spur sampling was completed 1980–1982. In 1983, core drilling commenced targeting the Wafi prospect, followed by geophysical surveys including a dipole-dipole induced polarisation (IP)/resistivity survey which were completed in 1985. An initial mineral resource was estimated for Wafi in 1986. In 1987, metallurgical test work identified that the primary mineralisation was highly refractory with low cyanide leach recoveries. The CRAE/Elders Resources Limited ("Elders") joint venture formed in 1988, and undertook core and RC drilling. The discovery of the Golpu copper–gold porphyry deposit occurred in 1990. A moving loop time domain electromagnetic geophysical survey was undertaken by the Joint Venture and the first Mineral Resource estimate for Wafi was completed in 1990.
CRAE re-acquired EL440 from Elders in 1991, they then conducted aeromagnetic, ground magnetic, self-potential ("SP"), IP, and controlled source audio-frequency magneto- telluric ("CSAMT") geophysical surveys, shallow bedrock geochemical sampling, surface lithochemical sampling, soil geochemical sampling and geological mapping. CRAE completed a pre-feasibility study in 1993 and a resource estimate for the A Zone at Wafi. Resource estimate was updated in 1996. The high-grade Link Zone was discovered at Wafi in 1997 and was followed by an updated resource estimate for A Zone, B Zone, Link Zone and C Zone.
Global Mining Services completed a due diligence re-estimate of Wafi resource estimate on behalf of AGF in 1997. AGF acquired the Wafi-Golpu project from CRAE in 1998 but the project was then placed on care and maintenance from 1999–2001, due to a commodity price downturn. Aurora acquired project ownership in 2001 and updated Wafi resource estimate on A Zone, B Zone and Link Zone in 2002. Completed check resource estimate at Wafi in 2002. Aurora merged with Abelle in 2003. An updated Wafi Mineral Resource estimate was completed in 2003.
Harmony acquired Abelle in 2004 and completed the Wafi–Golpu Concept Study. Resource estimates for selected deposits were updated in 2005, 2006 and 2007. The Golpu Standalone Pre-Feasibility Study, was completed 2007. The Wafi–Golpu Integrated Pre-Feasibility Study was completed 2007. The Nambonga porphyry was discovered in 2007.
In 2008 the WGJV between Newcrest and Harmony formed. Resource estimates were updated for selected deposits in 2010, 2011, 2012, 2014 and 2018. The Wafi Area Concept Study was completed in 2008. Highly mineralised porphyry was identified to the northwest of known Golpu mineralisation in October 2009. The Golpu Development Project Desktop Study was completed 2009. This was followed by the Wafi Concept Study (2010), the Wafi–Golpu Pre-Feasibility Study (2012), and the Wafi–Golpu Pre-Feasibility Optimisation Study (2014). Regional geological mapping and geological synthesis was completed in 2015, which led to a re-evaluation of the development approach and the Golpu Stage 2 Pre-Feasibility Study, completed in 2015. Golpu Feasibility Study was then completed 2016. On August 25, 2016 the Wafi–Golpu Joint Venture submitted an SML application to the MRA. The Special Mining Lease application included a Proposal for Development, which incorporated the 2016 Feasibility Study report and supporting application documents such as a National Content Plan. Further data collection and technical assessment undertaken in 2016–2017. The Feasibility Study Update was completed in December 2017 and submitted to the MRA in March 2018. An EIS was submitted to CEPA on June 25, 2018. Environmental approval for the Golpu project was obtained in 2020.
Mineral Tenure
The leases or permits required to develop and operate the Wafi-Golpu project are presented in the table and summarised below:
•SML 10. For Block cave mines, Watut declines portal terrace, process plant terrace, Watut process plant, Nambonga decline portal terrace, waste rock storage facilities ("WRSFs"), Miapilli clay borrow pit, water treatment facilities, sedimentation dams, raw water dam, explosives magazine facilities, waste management facility, concrete batch plants, electrical substations, workshops and administration buildings, accommodation facility;
•LMP 100. For Finchif construction accommodation facility and power generation facilities;
•LMP 104. For Port facilities area (including concentrate filtration plant);
•LMP 105. For outfall area;
•ME 91. For Infrastructure corridor pipelines from the northern boundary of the SML application to Lae for pipelines and power transmission lines from the power generation facilities to the northern boundary of the SML;
•ME 92. For Mine access road;
•ME 93. For northern access road;
•ME 94. For wastewater discharge pipeline (for mine dewatering) to the Watut River and co-located raw water make-up pipeline;
•ME 96. For terrestrial tailings pipeline – Lae to Wagang; and
•ME 97. For component of outfall system, specifically the seawater intake and deep sea tailings placement outfall pipelines.

Permit / Licence	Status
Exploration Licence	EL 440 - current; EL 1105 - current.
Special Mining Lease 10	Application submitted in August 2016.
Lease for Mining Purpose (LMP100, LMP104, LMP105)	Application submitted August 2016. Revisions and new applications submitted Q1 2018.
Mining Easement (ME91, ME92, ME93, ME94, ME96, ME97)	Application submitted August 2016. Revisions and new applications submitted Q1 2018.
EIR	Submitted May 2017, approved June 2017.
EIS	Submitted 2018. Approved November 2020.
Level 3 Environment Permit EP-L3 (767)	Approved December 2020. Valid for 50 years.
Environmental Management Plan	Submitted. Approved in EPL3 (767)

Mining Method
The proposed mining method is block caving on three levels, namely BC40, BC42 and BC44. The BC44 and BC42, underground services, and infrastructure areas are designed to a feasibility level of confidence. The BC40 cave footprint and thus extraction level layout are designed at a pre-feasibility confidence level. The infrastructure for BC40 is identical to that of BC44 and BC42 and is at a feasibility level of confidence. There will be no additional surface infrastructure for BC40.
Block caving was selected for the following reasons:
•orebody geometry and geotechnical conditions;
•high productivity, low operating cost mining method; and
•higher-value material located at depth can be accessed earlier in the mine plan.
The proposed mine plan uses technology conventional to block cave operations, including mine design and equipment. The mine is planned to operate 24 hours per day, every day of the year, apart from scheduled and unscheduled shutdowns.
Access to the mine workings will be via the Watut and Nambonga declines, with each generating waste rock that will either be used in construction activities, processed or deposited within the WRSFs. Block cave mining will not result in the production of waste rock because all material extracted from the block cave will be fed to the Watut process plant. Block cave mining will cause a subsidence zone of fractured rock to develop that will propagate to surface.
During caving operations, ore from the block cave drawpoints will be delivered by vehicles to an underground crusher. The crushed ore will then be conveyed to the surface. The ore conveyor emerging at the Watut declines portal terrace will continue overland for approximately 600m to deliver crushed ore to a coarse ore stockpile adjacent to the Watut process plant for processing.
Mineral Processing
The proposed Watut process plant will be a compact copper concentrator that is progressively built (in line with the profile of the mine ramp-up) to be capable of processing approximately 17Mt/a of crushed ore at peak capacity to produce a high-grade copper concentrate. The plant is designed to cater for the ore composition changes over the LOM, and blending is not expected to be required.
A two-stage ramp-up philosophy will be used. The plant will run intermittently (campaign treatment) and in 50% turndown mode for the first three years. During the mine ramp-up period, the total volume of the coarse ore stockpile and start-up stockpile will be used to maintain plant utilisation as high as practicable, minimising the number of plant stops.
Models for the two process flowsheet variations were derived from the validated base case flowsheets, using standard metal balance techniques per unit operation. The process plant will include the following:
•crushed ore stockpile and reclaim;
•single SAB milling circuit, with the ball mill operated in closed circuit with cyclones for operation at the lower design throughput of 8.42Mt/a. This will be expanded to include a second ball mill, operating in parallel with the original ball mill circuit when the plant is expanded to a design capacity of 16.84Mt/a. The target grind size is a P80 of 106μm;
•a pebble crusher circuit is included. Pebbles are recirculated to the SAG mill during the 8.42Mt/a LEAN and early years of the 16.84Mt/a Golpu flowsheet with the pebble crusher included when necessitated by increased ore hardness in the later years of mine life;
•copper flotation comprising rougher flotation, copper rougher cleaner (single Jameson cell) which processes the first rougher concentrate, copper concentrate regrind, followed by a three-stage copper cleaner, and cleaner–scavenger stage;
•additional copper flotation cells forming part of the LEAN circuit are commissioned nine years post Special Mining Lease grant to accommodate the ramping of the process plant to design capacity of 16.84Mt/a. A pyrite rougher flotation circuit, which further processes the copper rougher tailings, is introduced 10 years post Special Mining Lease grant to meet the requirements of the increased metasediment content of the ore, corresponding to the porphyry content of less than 75%;
•a pyrite concentrate regrind circuit followed by cleaner and cleaner–scavenger stages;
•concentrate dewatering and handling;
•tailings thickening, pumping and water recovery;
•reagent mixing and distribution (including lime slaking, flotation reagents, and flocculants);
•grinding media storage and addition;
•water services (including raw water, fire water, potable water, and process water); and
•air services (including high-pressure air and low-pressure process air).
Concentrate will be pumped 103km via an overland pipeline to the port facility at Lae. The processes at the port includes:
•concentrate slurry tank storage;
•concentrate filtration plant to dewater concentrate; and
•concentrate filter cake discharged onto the ground for loading onto the ship.

Thickened tailings will be pumped 103km via an overland pipeline to the coast, 6km east of Lae, where they will undergo the following:
•storage in mixing tank; and
•pumping via marine outfall pipeline into the deep water Huon Gulf.
No water will be returned to the process plant downstream of the tailings thickener.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last Aug 2019
Mr. G Job	MAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last 2020
Caveman Consulting	n/a	n/a	12, 13	2019
Mr. M Swart	FAusIMM, RPEQ, MIEPNG	BE (Met Eng), MBA	10, 14	None[1]
Ms. S Watson	MAusIMM	MSc, BSc. (Hons)	17	Regular
Mr. M Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	None[1]
Note:
1    Not deemed necessary as no plant nor infrastructure has yet been constructed on site.
Exploration
The Wafi-Golpu project has had a long history of exploration dating back to the 1980s. The amount of exploration carried out over the Wafi-Golpu project area is significant and the volume of the results are too large to enable detailed reporting herein. The exploration results that have been used in the estimation of the Mineral Resources are identified.
A number of mapping programmes were conducted over the Wafi-Golpu project area including 1:10,000 fact mapping of available outcrop. Mapping data and subsequent interpretations were used together with drill hole data to model the deposit geology and structure. A structural model for the Wafi–Golpu area was compiled in 2011.
Geophysical surveys were conducted as part of the early-stage exploration activities. The following surveys were conducted:
• CRAE,1985: Dipole-dipole IP/resistivity survey;
• CRAE/Elders, 1990: Moving loop time domain electromagnetic (“EM”) geophysical survey; and
• CRAE, 1991–1997: Aeromagnetic, ground magnetic, SP, IP, and CSAMT geophysical surveys
WGJV staff re-examined some of the geophysical data in 2018, as follows:
•the 1985 survey, conducted using 100m and 200m dipole spacing, was compiled and inverted in three-dimensions (“3D”). Generally high chargeability values were noted, and clearly defined the lithocap as a strong resistor above a relatively conductive zone of clay alteration; and
•the 1990 EM survey data were inverted in 3D and show a clear conductor that coincides with the top of the Golpu deposit. This conductor is probably due to sulphide veining which, unlike magnetite, has not been affected by late advanced argillic alteration.
CRAE completed ridge and spur sampling programmes from 1980–1982. CRAE also conducted an initial trenching programme comprising 102 trenches, varying in length from 1–1,840m, for a total 34,129m of trenching. Information from these programmes was superseded by drill data.
Drilling completed to date included diamond core drilling and RC. A total of 791 drill holes (including wedges) were completed in the project area since 1983, comprising 285,757m of core drilling and 17,180m of RC drilling. No drilling has been conducted since the end of 2018.
Mineral Resource Estimate
The Mineral Resource estimate assumes a bulk mining underground extraction method such as block caving and metallurgical recovery for copper and gold by sulphide flotation.
The Mineral Resource estimate is reported based on mass mining by block cave with no internal selectivity. The 40m x 40m x 40m parent block size was an appropriate cell size for the planned bulk mining method. The shell did not represent a conceptual block cave footprint and associated draw column height of draw. However, it did represent the economic material potentially recoverable from a major block cave. The primary model was passed through a NSR calculation sheet and a breakeven value shell was generated at margin 0 to remove isolated projections and incorporate a small volume of internal waste.
The metallurgical recovery model was based on copper flotation with copper and gold recovered to concentrate. Extensive testwork was completed to establish algorithms developed from variability modelling. Metallurgical domains were based on both the host rock type and alteration style. Each metallurgical domain was assigned a recovery algorithm, typically subdivided based on Cu:S and Au:S ratios.
The NSR estimation was required only to establish the Mineral Resource reporting breakeven value shell. Mining and milling costs were based on a block caving mining method and milling through a copper concentrator. The breakeven value shell spatially constraining the grade model includes internal waste, and excluded isolated above-cut-off blocks, which reflected the potential bulk mining scenario. There was no revenue assumed from silver or molybdenum in the NSR estimate; however, these elements were estimated as part of the Mineral Resource estimation process as there may be potential for these metals to be recovered with minor circuit modifications or concentrate contract negotiations, and therefore included in future Mineral Resource estimates.

Description	Unit	Value
Gold price	USD/oz	1,200
Copper price	USD/oz	3.00
AUD FX rate	USD:AUD	0.75
PGK FX rate	PGK:USD	3.10
Plant recovery factor - calculated	%	Varies
Note:
1    Unit cost includes cash operating cost, royalty and ongoing development capital.
The cut-off value is a NSR value that contains typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2021 to June 2022.
The Mineral Resource estimate for Golpu, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2022							2021
		Grade			Metal Content				Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	% Change
Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	n/a
Indicated	145	0.54	0.90	1.26	78,000	1,350	182,826	—	—	—	—	—	—	—	n/a
Total / Ave. Measured + Indicated	145	0.54	0.90	1.26	78,000	1.350	182,826	—	—	—	—	—	—	—	n/a
Inferred	70	0.62	0.86	1.10	44,000	0.60	74,455	—	—	—	—	—	—	—	n/a
Notes:
1. Mineral Resources are reported with an effective date of June 30, 2022 using the SAMREC, 2016. For the purposes of this table, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. Ronald Reid, FAIG, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2. Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Resources at Golpu are reported assuming a bulk mining underground extraction method and metallurgical recovery for copper and gold by sulphide flotation. Mineral Resources are reported above a NSR cut-off, which assumes a gold price of USD1,300/oz Au, a copper price of USD3.40/lb Cu, mining cost of USD8.37/t mined, processing cost of USD9.75/t processed, general and administrative (G&A) costs of USD4.17/t processed, copper concentrate treatment charge of USD100/dmt of concentrate, transport cost of USD33.50/wet tonne of concentrate, and copper refining charges of USD0.10/lb of recovered copper. Silver and molybdenum were not valued in the NSR cut-off; however, these elements were reported within the Mineral Resource as they were expected to be recovered with minor circuit modifications or concentrate contract negotiations. Over the LOM, it is anticipated that copper recoveries will average 94% and gold recoveries will average 68%.
5. Metal contents reported do not include allowances for processing losses.
6. Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
7. Harmony is disclosing Mineral Resources in excluding Mineral Reserves for the first time for the year ended June 30. 2022 as required by Regulation S-K 1300. As a result, historical Mineral Resources are not available.

Mineral Resource estimate for Wafi, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized in the table below:

	Fiscal Year Ended June 30,
	2022							2021
		Grade			Metal Content				Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	% Change
Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	n/a
Indicated	54	1.66	—	—	0.089	—	—	—	—	—	—	—	—	—	n/a
Total / Ave. Measured + Indicated	54	1.66	—	—	89,000	—	—	—	—	—	—	—	—	—	n/a
Inferred	20	1.37	—	—	26,000	—	—	—	—	—	—	—	—	—	n/a
Notes:
1. Mineral Resources are reported with an effective date of June 30, 2022 using the SAMREC, 2016. For the purposes of this table, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. Ronald Reid, FAIG, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2. Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Resources at Wafi are reported assuming open pit mining methods with limited internal selectivity, and a process method that is anticipated to be a combination of a CIP and CIL operation, with a flotation sulphide recovery mill process. The estimates are reported at cut-offs of 0.4g/t Au for non-refractory gold mineralisation ("NRG") and 0.9g/t Au for refractory gold mineralisation ("RG"). Mineral Resources are constrained within a conceptual open pit shell that uses the following input assumptions: gold price of USD1,400/oz; mining costs of USD5.40/t mined, and process and general and administrative costs of USD17.30/t processed. Metallurgical recovery is estimated at 91% gold recovery NRG and minimum of 47% recovery for RG. Pit slope approximate overall angles range from 33° in oxidised material to 65° in fresh rock.
5. Metal contents reported do not include allowances for processing losses.
6. Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
7. Harmony is disclosing Mineral Resources excluding Mineral Reserves for the first time for the year ended June 30. 2022 as required by Regulation S-K 1300. As a result, historical Mineral Resources are not available.
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Mineral Resource estimate for Nambonga, as at June 30, 2022, exclusive of the reported Mineral Reserves is summarized below:

Fiscal Year Ended June 30,
	2022							2021
		Grade			Metal Content				Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	% Change
Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	n/a
Indicated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	n/a
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	n/a
Inferred	24	0.69	0.20	—	16,000	0.05	—	—	—	—	—	—	—	—	n/a
Notes:
1. Mineral Resources are reported with an effective date of June 30, 2022 using the SAMREC, 2016. For the purposes of this table, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. Ronald Reid, FAIG, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2. Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Resources at Nambonga are reported assuming a bulk mining underground extraction method. The Mineral Resource is reported using an assumed 0.5g/t Au cut-off grade. This cut-off grade is based on the adjacent Golpu deposit as an analogue, assumes an overall mining, processing, and general and administrative operating cost estimate of about USD15.50/t, a gold price of UDD1,300/oz, and a metallurgical recovery of 85% for gold. This equates to a cut-off grade of approximately 0.46g/t Au, based on gold only. Conceptual costs associated with copper and silver recovery were approximated as equivalent to 0.04g/t Au. The total cutoff grade for reporting purposes was 0.5g/t Au.
5. Metal contents reported do not include allowances for processing losses.
6. Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
7. Harmony is disclosing Mineral Resources in excess excluding Mineral Reserves for the first time for the year ended June 30. 2022 as required by Regulation S-K 1300. As a result, historical Mineral Resources are not available.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The proposed mine life will be 28 years from first production through the processing plant (excluding construction and closure phases). Cost estimates used in the preparation of the Mineral Reserves are based on the most recent mining studies completed in 2018. The Mineral Reserves consist of material that, when delivered to the mine portal, has a recovered value greater than the cost of all downstream processes, including fixed costs and associated dilution.
The mine to port area, surface services and infrastructure, BC44 and BC42, underground services, and infrastructure areas are designed to a feasibility level of confidence. The BC40 cave footprint and thus extraction level layout, are designed at a pre-feasibility confidence level. The infrastructure for BC40 is identical to that of BC44 and BC42 and is at a feasibility level of confidence. There will be no additional surface infrastructure for BC40.
The Mineral Reserve estimate for Golpu, as at June 30, 2021 and 2022, is summarized in the table below.

	Fiscal Year Ended June 30,
	2022							2021
		Grade			Metal Content				Grade			Metal Content
Mineral Reserve Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	% Change
Proven	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Probable	200	0.86	1.2	—	171,000	2.45	—	200.00	0.86	1.20	—	171,000	2.45	—	—
Total / Ave. Proven + Probable	200.00	0.86	1.20	—	171,000,000,000	2.45	—	200.00	0.86	1.20	—	171,000	2.45	—	—
Notes:
1. Mineral Reserves are reported with an effective date of June 30, 2022, using the SAMREC, 2016. For the purposes of this table, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Caveman Consulting.
2. Mineral Reserves are reported on a 100% basis. Harmony holds a 50% interest in the WGJV.
3. Mineral Reserves are reported using the following assumptions: block cave mining method, gold price of USD1,200/oz Au, copper price of USD3.00/lb Cu, above a net smelter return cut-off of USD10/t (development), USD60/t (BC44), USD40/t (BC42), USD19.15/t (BC40), variable metallurgical recoveries by metallurgical domain. The total dilution is estimated to be about 17% with toppling contributing approximately 1.5%.
4. Tonnes, grade, and content are declared as net delivered to the mills. Metal contained in tonnages do not include allowances for processing losses.
5. Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
The previous Mineral Reserve estimate (June 2021) is identical to the current Mineral Reserve estimate and therefore no reconciliation is required.
The modifying factors are presented in the table below:

Modifying Factor	Unit	Value
Gold Price	USD/oz	1,200
Copper Price	USD/lb	3.00
Exchange Rate
Aus Dollar : USD		0.75
PGK : USD		3.10
NSR Cutoff
Development	USD/t	10.00
BC44	USD/t	60.00
BC42	USD/t	40.00
BC40	USD/t	19.15
Metallurgical Recoveries (by Domain)%		Various
Total Dilution	%	17.0
Including Toppling	%	1.5
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Mineral Resource and Mineral Reserve Internal Controls Disclosure
Harmony’s Mineral Resources and Mineral Reserves estimates are subject to internal Competent Persons reviews administered by the Central Ore Reserve Management team and cyclically by external and independent experts.
Harmony’s Mineral Reserve is an outcome of the Company’s business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation, and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.
Harmony follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.
In line with Harmony’s policy that each material operation will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2022: Moab Khotsong, Target, Kalgold and Hidden Valley. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these operations. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with SAMREC, 2016. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Resources and Reserves estimation and reporting.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A discussion of the changes in our financial condition and results of operations between the fiscal years ended June 30, 2020 and 2021, has been omitted from this Harmony 2022 Form 20-F, but may be found in Item 5: "Operating and Financial Review and Prospects", of the Harmony 2021 Form 20-F for the year ended June 30, 2021, filed with the SEC on October 29, 2021, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2022 were 46,153 kilograms of gold (1.48 million ounces of gold) and in fiscal 2022 we processed approximately 53.8 million tonnes of ore. As at June 30, 2022, our mining operations and projects reported total proved and probable Mineral Reserves of approximately 39.8 million gold and gold equivalent ounces, measured and indicated Mineral Resources (exclusive of Mineral Reserves) of approximately 51.3 million gold and gold equivalent ounces and inferred Mineral Resources (exclusive of Mineral Reserves) of approximately 38.4 million gold and gold equivalent ounces. For further information on the company’s Mineral Resources and Mineral Reserves, see Item 4: "Information on the Company - Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. See note 41 "Segment Report" of our consolidated financial statements set forth beginning on page F-1 for further details.
For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by an operational team.
Our reportable segments are as follows:
•Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong Operations, Unisel, Mponeng, MWS (as of July 2021) and Hidden Valley; and
•all other surface operations, including those that treat historic sand dumps, WRDs and tailings dams, are grouped together under “All other surface operations”.
A. OPERATING RESULTS
Key factors affecting our results
Gold Prices
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control, including for instance, Covid-19 and certain geopolitical events. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations”. As a general rule, we sell the majority of our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.
Since fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. As at June 30, 2022 the limits set by the Board were for 20% of the production from gold over a 24-month period. The limit set by the Board for silver is 50% of the exposure over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.

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
The Franco-Nevada contract is a streaming agreement to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the contract. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, subject to an annual escalation adjustment. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realized Gold Price
In fiscal 2022, the average gold price received by us was R894,218 per kilogram or $1,829/oz. This average gold price includes the realized gains on the hedging instruments, where hedge accounting was applied.
There was a notable increase in the price of gold following the outbreak of Covid-19 and again after Russia’s invasion of Ukraine. The price of gold in US$ terms closed at US$1,807/oz on June 30, 2022, relatively unchanged from the closing price of US$1,770/oz on June 30, 2021. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2022 year was 1% higher at US$1,815/oz than in 2021 (US$1,805/oz).
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated to some extent by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production. See Item 3: “Key Information - Risk Factors - Risk Related to Our Industry - We are exposed to the impact of any significant decreases in the commodity prices on our production", and “ - Strategic and Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations”.
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”. During fiscal 2022, the exchange rate appreciated from R15.40/US$1 in fiscal 2021, to R15.21/US$1 in fiscal 2022. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended June 30,
	2022	2021

Average (US$/oz)	1,834	1,850
High (US$/oz)	2,052	2,063
Low (US$/oz)	1,726	1,681
Harmony’s average sales price[1] (US$/oz))	1,829	1,719
Average exchange rate (R/US$)	15.21	15.40
Harmony’s average sales price[1] (Rand/kilogram)	894,218	851,045
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realized gains/losses from the cash flow hedges have been included in revenue.
Costs
Our cash costs typically make up between 70% and 80% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and amortization and depreciation. Our cash costs consist primarily of production costs. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 55% and 60% of our production costs.
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

All-in sustaining unit costs for the Group increased by 15.6% to R835,891 per kilogram in fiscal 2022 mainly due to inflationary increases in wages and salaries, increases in consumables as well as electricity tariff increases. Royalties decreased due to lower profitability on the back of lower production, partially offsetting the increased costs. Also contributing to the increase in all-in sustaining unit costs is the inclusion of costs related to the Mponeng and MWS operations, acquired as part of the Mponeng Acquisition with effect from October 1, 2020 i.e., which contributed for the full year in fiscal 2022, compared to nine months in the prior year.
Our cash costs have increased from R600,592 per kilogram in fiscal 2021 to R701,024 per kilogram in fiscal 2022, mainly due to increased labor and energy costs and inflationary pressures on supply contracts. The increase is also attributable to the inclusion of costs attributable to the Mponeng and MWS operations for the entire fiscal year.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Risks Related to ESG - Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- Risks Related to Our Industry- The nature of our mining operations presents safety risks”. We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition" and "- Risks Related to ESG - Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us".
We remain subject to risks related to the volatility of commodity prices, as well as potential shortage of supply and disruptions of supply chain due to the ongoing geopolitical instability caused by Covid-19 and the related lockdowns experience worldwide as well as the conflict in Ukraine. See Item 3: "Key Information - Risk Factors - Risks Related to Our Industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition", "- Strategic and Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition" and "- Risks Related to Our Operations and Business - Actual and potential shortages of production inputs and supply chain disruptions may affect our operations and profits".
Production levels
In addition to gold prices, Harmony’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Gold production decreased between 2021 and 2022, from 1,535,352 ounces in 2021 to 1,486,517 ounces in 2022. For more information on our business and operations, see Item 4: “Information on the Company -– Business Overview” and “- Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. Currently, the majority of our earnings are generated in South Africa. Appreciation of the Rand against the US dollar decreases our revenues, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar increases the revenue, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2022 was R16.27 per US$1.00, compared with R14.27 per US$1.00 as at June 30, 2021, reflecting a depreciation of 14% of the Rand against the US dollar. The average exchange rate for fiscal 2022 was R15.21 per US$1.00, reflecting an appreciation of 1% of the Rand against the US dollar when compared with fiscal 2021. The average gold price received by us during fiscal 2022, before including the effect of the cash flow hedges, decreased by R16,110 per kilogram to R883,453 per kilogram from R899,563 per kilogram during fiscal 2021.
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
The Rand had strengthened significantly during fiscal 2021, a year following the Covid-19 outbreak. In fiscal 2022, the Rand weakened against the US and Australian dollar and closed at R16.27/US$1.00 (2021: R14.27/US$1.00) and R11.25/A$1 (2021: R10.72/A$1) respectively. Management believes this volatility could be a reflection of growing concern in market sentiment fears surrounding recessions in key economies and current and/or further geopolitical tensions. These movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives. They also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation gain of R742 million for fiscal 2022 (2021: R1.2 billion loss).

Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2022, the nominal amount of the derivative contracts was US$60 million and is over a six-month period with a weighted average cap price of US$1=R17.98 and weighted average floor price of US$1=R15.98. Additionally, at June 30, 2022 Harmony had open forward exchange forward contracts which had a nominal amount of US$6 million spread over a three-month period at an average exchange rate of US$1 = R16.84.
The Bank of Papua New Guinea has been systematically allowed the Kina to weaken against the US dollar over several years. In fiscal 2021, the Kina weakened by 1.4% and in fiscal 2022 weakened further by 0.4%. Since the introduction of a 150 basis point trading band in June 2014, the Kina weakened by 45.42% against the US dollar as at June 30, 2022. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.
Geopolitical tensions
Our revenue may be affected by geopolitical factors. As a result of the geopolitical tensions and armed conflict between Russia and Ukraine due to the recent Russia’s military invasion of Ukraine, the governments of the United States, the European Union (“EU”), the United Kingdom and other jurisdictions announced the imposition of various sanctions against Russia. Despite the fact that Harmony has limited commercial interests in Russia, Ukraine and the current areas of conflict, these and any additional sanctions or export controls, as well as any counter responses by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, which are important input costs for the group’s business. Furthermore, the invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business. We are monitoring the developments in the armed conflict between Russia and Ukraine and their impact on various metrics such as gold price, cost of sales and capital equipment. See Item 3: "Key Information - Risk Factors - Strategic and Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition” and “- Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
Inflation
Our operations have been materially affected by inflation. Inflation in South Africa was 7.4% at the end of fiscal 2022, up from 4.9% at the end of fiscal 2021. The increase in inflation in fiscal 2022 primarily related to global supply chain constraints due to the Covid-19 pandemic, which was then further exacerbated by Russia’s invasion of Ukraine. Working costs have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 9.6% in fiscal 2022 and 15.6% in fiscal 2021, together with an increase that is yet to be determined by Eskom in fiscal 2023, will have a negative effect on the profitability of our operations.
We have seen significant increases in consumable costs for our mining operations as a result of the global inflationary pressure experienced in the latter half of fiscal 2022. This increase, combined with geopolitical risks and conflicts disrupting supply chains and further compounding inflationary pressure, will see continued increases through 2023. The most significant increases in consumable costs have been seen on steel and general materials, chemicals and reagents, diesel and blasting and explosives costs.
On September 16, 2021, Harmony announced the acceptance of a three-year wage agreement by the unions, effective from July 2, 2021 to June 30, 2024. The agreement allows for the following wage increases:
•Category 4 to 8 employees will receive a wage increase of R1,000 for each year of the wage agreement. This translates to an average increase of 8.4% for employees across these categories;
•Miners, Artisans and Officials will receive a wage increase of 6% of their basic wage for each year of the agreement;
•The total average wage increase negotiated is 7.8% in year one, 7.4% in year two and 7.0% in year three; and
•98% of Harmony employees are part of the bargaining unit covered by this wage agreement.
The inflation rate in PNG ended fiscal 2021 at 3.3%, while the annualized inflation stood at 6.9% at the end of fiscal 2022.
Our profits and financial condition could be adversely affected if, increased costs due to inflation, are not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
Covid-19
In addition to the impact of the Covid-19 pandemic on the gold price and costs discussed above, the Covid-19 pandemic has the potential to have an adverse impact on our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions. This could be as a result of interventions in countries where new variants emerge against which the current vaccinations are not effective, where the populations have not been sufficiently vaccinated to limit the spread of the virus or where governments otherwise continue restrictive policies, such as China. Should our suppliers be based in these countries, or significant components of the products be manufactured in these countries, our ability to obtain critical consumables could be affected as well as limiting the ability of employees and important third-parties from traveling to our operations. Management is actively sourcing alternative products where necessary to ensure that there is minimal disruption to our operating activities.
With the national lockdown in South Africa, which began in March 2020, now ended and the associated regulations discontinued, Harmony manages Covid-19 as part of its day-to-day activities. This is also the case at the Hidden Valley operation in PNG. The virus will still be prevalent in normal day-to-day living, however, unlike in fiscal 2021, a significant percentage of the population has been vaccinated against Covid-19.
The extent to which the Covid-19 pandemic may impact our results in future cannot be predicted, notably the possibility of new variants that elude the current regime of vaccinations. However, the evolution of the vaccine technology during the pandemic could see a faster turnaround of the next generation than in the initial stages. See Item 3: "Key Information - Risk Factors - Risk Related to Our Industry - The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition", and note 4 "Impact of changes in global operating and economic environment" of our consolidated financial statements set forth beginning on page F-1 for further details.
South African Socio-Economic Environment
We are domiciled and listed in South Africa and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits”.
In particular, South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10: “Additional Information - Exchange Controls”.
We must also comply with the SLPs that have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDSAs in mining assets.
We have been granted mining licenses under the MPRDA necessary for the conduct of our current operations. As such we have therefore already incurred expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are however unable to provide a specific amount of what the estimated cost of compliance will be, but we will continue to monitor these costs on an ongoing basis. See Item 4: "Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa – The Mining Charter."
Electricity in South Africa
The South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. During fiscal 2022, the electricity supply in South Africa remained constrained, with continued power interruptions (also referred to as load shedding). The power interruptions did not have a material impact on production at the underground operations during the current fiscal year but did have a negative impact on the surface waste rock dump volumes. Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are also impacting the price and supply of energy. Actual and proposed pricing, uncertainty around the implementation of carbon taxes as well as the potential through-flow of costs to the consumer from Eskom, unrest and potential conflict in the Middle East as well as the recent armed conflict between Russia and Ukraine, among other factors, has resulted in increased demand or constrained supply and escalating oil and energy prices.
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
The South African government remains committed to ensuring energy security for the country, through the roll-out of the independent power producer program as an integral part of the energy mix. It remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions. In 2019 the South African President announced that Eskom would be unbundled into three wholly owned subsidiaries, being Generation, Transmission and Distribution to better manage the operations. The initial plan was for Transmission to be unbundled by December 31, 2021, with Generation and Distribution to follow in December 2022. Based on the latest information available from Eskom, the legally binding merger agreement to transfer its Transmissions division to its wholly-owned subsidiary was executed but is subject to the satisfaction of certain suspensive conditions. These conditions include obtaining all applicable creditors consent, which Eskom and its advisors are currently in the process of arranging. There has been no further updates on planned completion dates for this, or the unbundling of the Generation and Distribution divisions. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
Renewable energy
Energy is the critical component of the country’s future policy mix. Future supply of electricity will be influenced by the extent to which renewables, primarily wind, are efficient, sustainable and ensure security of electricity supply at competitive economic prices.
Forecasts predict that renewable energy technologies, predominantly solar- and wind-based systems, will grow further in the coming decades, overcoming coal-based electricity around 2030 (IEA, 2015). South Africa is no exception and renewable energy has entered the country’s electricity landscape as a significant trend.

Discussions around other technologies, such as gas-to-power and nuclear energy, are also adding to this dynamic. Significant vested interests are still at play alongside substantial state support to maintain the domination of the coal industry over the electricity supply industry in South Africa. On August 12, 2021, the Minister released the exemption which raises the registration threshold for self-generation facilities from 1MW to 100MW. This allowed us to move forward with Phase 2 and Phase 3 of our solar power plans with limited restrictions, whereas Phase 1 required a lengthy approval process through the NERSA approval channels.
Harmony is also looking at its own energy security and decarbonization, as well as ways to managing the rising cost of energy supply. To this end, we have devised our phased decarbonization strategy which includes:
•Phase 1 - 30MW solar power, which is currently under construction;
•Phase 2 - 137MW solar energy, which will be installed at our longer-life mines; and
•Phase 3 - 56MW of additional solar power.
This will be facilitated through funding obtained including:
•Phase 1 will be constructed by our independent power producer partners and will consist of three 10MW solar plants in the Free State; we have a 15-year power purchase agreement in place for this project; and
•R1.5 Billion Green Term Loan for phase 2 which closely matches the solar photovoltaic ("PV") projects expected cash flow and the expected energy cost savings;
All additional funding required will be drawn from our general facilities including:
•R2.5 Billion Syndicated Revolving Credit Facility; and
•US$400 million Syndicated Facility.
See Item 10: “Material Contracts - R1.5 Billion Green Term Loan” “– R2.5 Billion Syndicated Revolving Credit Facility”, and “- US$400 Syndicated Million Facility”. See also “– Governance – Social and ethics committee: Chairperson's report” on pages 203 to 205, “– Environment – Environmental management and stewardship” on pages 89 to 96 and Climate change, energy and emissions management" on page 100 to 105 the Integrated Annual Report for the 20-F 2022.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant additional costs as a result of rising electricity tariffs. In February 2022, Eskom was granted a 9.6% tariff increase, which it is still assessing. Eskom's unsustainably high debt and falling sales are likely to continue to contribute to further above-inflation tariff increases. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. Although a new MYPD should provide price stability, challenges remain. See Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
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
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management has not only contributed to the significant reduction in electricity cost, but also assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Energy management has led to R1.35 billion of saving on electricity over the contract period. For the 2022 fiscal year Harmony realized a 2.5 GWh energy saving (R22 million) on newly implemented projects at a capital expenditure of R4.5 million. Furthermore, additional energy savings of 266 GWh (R343 million) was realized in the form of maintaining previously implemented projects.
The Mponeng and MWS operations were acquired as part of the Mponeng Acquisition with effect from October 1, 2020. The 2022 fiscal year is the first to include these operations for a full year, which has led to a significant increase in energy consumption and cost, but also presents new opportunities for energy savings.
We have implemented various energy efficiency projects in recent years. See "– Environment – Environmental management and stewardship” on pages 89 to 96 and "– Climate change, energy and emissions management" on pages 100 to 105 of the Integrated Annual Report for the 20-F 2022.

Climate Change, Environmental Factors and Carbon tax
Rising temperatures, changing rainfall patterns and severe weather conditions believed to be caused by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to increased pressure on companies, including those in the mining sector, to reduce GHG emissions consistent with national commitments made by numerous countries under the Paris Agreement, to promote responsible corporate practices and to increase transparency about the risks and opportunities of transitioning to a low-carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and reduce GHG emissions, both in terms of absolute emissions and in intensity of emissions per tonne mined, is likely to increase in the future. On June 1, 2019 the Carbon Tax Act became effective. The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by DFFE. The tax will be phased in over time. The first phase, which was originally expected to end on December 31, 2022, has been extended to December 31, 2025, is designed to largely be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy. Tax-free allowances will then change and fall away with the basic tax-free allowance (60%) being reduced and is likely to fall away from 2026 to 2030. In phase 2 the carbon offset allowance is due to increase by 5%, the trade exposure allowance from the current 10% and the carbon budget allowance could fall away.
The National Treasury announced an alternative increase structure which is expected to see the current carbon price (US$9 per tonne) increase to US$20 per tonne by 2026, US$30 per tonne by 2030 and finally US$120 per tonne by 2050.
Based on published legislation, commentary and governmental information, management believes that the carbon tax poses a low cost to Harmony until December 31, 2025. Gas emissions reported to the DFFE for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of increasing from R320 to R552 per tonne of carbon dioxide equivalent (before allowances) making effective tax rate increase from R41 to R82 per tonne of carbon dioxide equivalent for years 2023 to 2025. From the second phase onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2025 has been modeled to grow over time as allowances are anticipated to fall away therefore progressively increasing from approximately R145m to R602m per annum for fiscal year 2026 to fiscal year 2030.
Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is also at risk due to potential pass-through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.13/liter. This is expected to have an impact on the Company’s operational expenses.
Estimates are included in the life-of-mine plans and resource base models used for impairments and has affected the forecast profitability of all operations, and in some cases, the impact is significant.
Various regulators have released guidance or proposed regulations for required disclosures during the year. In March 2022, the newly formed International Sustainability Standards Board ("ISSB") released exposure drafts on general requirements of sustainability reporting and climate-related disclosures. In addition, in March 2022, the SEC issued proposed rules that are intended to provide more consistent, comparable and reliable information so that investors can better evaluate the impact of climate-related matters on entities.
See Item 3: "Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us" for further discussion on the potential impact.
Production
The information set forth under the headings, “– Delivering profitable ounces – Operational performance” on pages 50 to 85 of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
Results of Operations
Years Ended June 30, 2022 and 2021
Revenue
Revenue increased by R912 million to R42,645 million in fiscal 2022, compared to R41,733 million in fiscal 2021, mainly due to the amount recognized for hedges improving from a loss of R2,296 million during fiscal 2021 to a gain of R497 million in fiscal 2022. This was offset by a decrease in revenue in gold sales.
The average gold price received (including hedging gains) increased by 5.1% from R851,045 per kilogram in fiscal 2021 to R894,218 per kilogram. However, overall gold sales decreased by 2.5% from 47,353kg in fiscal 2021 to 46,153kg mainly due to interruptions in production. The details of these changes are discussed below:
The Tshepong Operations gold sold decreased by 4.4% from 7,353 kilograms in fiscal 2021 to 7,030 kilograms in fiscal 2022. This was as a result of the grade decreasing to 4.50g/t, a 5.5% decrease from 4.76g/t achieved in fiscal 2021. This was mainly as a result of lower-than-planned square meters achieved at the mine.
At Moab Khotsong, gold sold decreased by 9.9% from 7,095 kilograms in fiscal 2021 to 6,393 kilograms in fiscal 2022, mainly due to the recovery grade decreasing by 14.5% from 7.94g/t to 6.79g/t in fiscal 2022. This was as a result of ventilation issues experienced at the mine as well as geological anomalies resulting in a loss of face-length. These issues were addressed during the year.

The Mponeng mine sold 6,041 kilograms, a 14.0% increase from the 5,299 kilograms sold in fiscal 2021, mainly as a result of a full year's production for fiscal 2022.
The Bambanani mine was closed at June 30, 2022 due to safety concerns at the mine as a result of increased seismicity. Increased seismicity resulted in access to higher-grade areas being limited and as a result the recovered grade decreased by 7.3% as well as tonnes milled decreasing by 22.5%. These events resulted in a 27.2% decrease in gold sold, from 1,975 kilograms in fiscal 2021 to 1,437 kilograms in fiscal 2022.
Joel had a 20.9% increase in tonnes milled as a result of production ramping up following the completion of 137 level decline during fiscal 2021, continuing into fiscal 2022. This was offset by a 9.6% decrease in the recovered grade to 3.59g/t due to challenging mining conditions. This translated into a 10.0% increase in gold sold from 1,414 kilograms in fiscal 2021 to 1,555 kilograms.
At Doornkop the gold sold decreased by 3.9% from 3,603 kilograms in fiscal 2021 to 3,464 kilograms in fiscal 2022. Grade was down 8.6% to 3.94g/t in fiscal 2022 as compared to 4.31g/t in fiscal 2021 as a result of a number of safety-related challenges and some infrastructure constraints, which negatively impacted on the grade. This was marginally offset by the tonnes which increased 2.7% from 851 tonnes to 874 tonnes.
Target 1 increased gold sold by 12.5% from 1,619 kilograms in fiscal 2021 to 1,821 kilograms. This is mainly as a result of the increased grade at the operation, increasing 20.7% from 3.28g/t to 3.96g/t in fiscal 2022. The production constraints from fiscal 2021 were remediated during fiscal 2022, which saw an improvement in the access to higher-grade areas.
At Kusasalethu, gold sold increased by 15.2% to 4,586 kilograms from 3,980 kilograms in fiscal 2021 as a result of the recovered grade increasing by 33.1% from 5.65g/t in fiscal 2021 to 7.52g/t in fiscal 2022.
Gold sold at Masimong decreased 4.1% from 1,993 kilograms in fiscal 2021 to 1,911 kilograms in fiscal 2022. This was mainly as a result of tonnes milled decreasing 4.7% from 510 tonnes to 486 tonnes in fiscal 2022. Grade remained relatively constant at 3.93g/t for fiscal 2022.
During fiscal 2021 a decision was taken to close Unisel mine as it has reached the end of its commercially viable life. Unisel contributed 242 kilograms in fiscal 2021.
Mine Waste Solutions increased gold sold by 40.9% from 2,043 kilograms to 2,879 kilograms in fiscal 2022. This was as a result of a 6.9% increase in the recovered grade, from 0.116g/t in fiscal 2021 to 0.124g/t. In addition, a 32.7% increase in treated tonnes to 23,443 tonnes from 17,665 tonnes in fiscal 2021 was due to a full year's production for fiscal 2022.
Phoenix operation saw a 1.4% decrease in gold sold from 777 kilograms in fiscal 2021 to 766 kilograms in fiscal 2022. This was mainly as a result of a decrease in grade of 2.4% from 0.126g/t in fiscal 2021 to 0.123g/t.
At Central Plant Reclamation, gold sold increased 4.4% in fiscal 2022, from 566 kilograms to 591 kilograms. This was mainly as a result of the better grade achieved at the operation, which increased 3.6% from 0.140g/t in fiscal 2021 to 0.145g/t in fiscal 2022. Tonnes milled increased marginally from 4,020 tonnes to 4,033 tonnes in fiscal 2022.
Kalgold's gold sold increased 2.7% from 1,112 kilograms to 1,142 kilograms in fiscal 2022. This was as a result of the 6.8% increase in grade achieved at the operation, increasing from 0.740g/t to 0.790g/t in fiscal 2022. This increase was offset by tonnes milled decreasing 5.0% from 1,507 tonnes in fiscal 2021 to 1,432 tonnes in fiscal 2022. Mining was negatively impacted by heavy rainfall as well as power outages during the year.
The gold sold from treating waste rock dumps decreased by 18.5% to 2,875 kilograms from 3,527 kilograms in fiscal 2021. This was mainly as a result of a 12.1% and 10.5% decrease in recovered grade and tonnes milled respectively.
At Hidden Valley, production was negatively impacted by the overland conveyor belt failure in January 2022 as well as geotechnical instability impacting Stage 6 of the pit. This resulted in lower grades due to limited access to high-grade ore from the pit as well as a decrease in tonnes milled due to availability at the plant. Ore milled decreased 5.6% from 3,420 tonnes in fiscal 2021 to 3,229 tonnes in fiscal 2022. Grade decreased year on year from 1.37g/t to 1.15g/t, a 16.1% decrease from fiscal 2021. These factors resulted in gold sold decreasing 23.0% from 4,755 kilograms to 3,662 kilograms in fiscal 2022.
Export Sales
All of our gold produced in South Africa during fiscal 2020 to 2022 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.4% interest at June 30, 2022. All of our gold and silver produced in PNG during fiscal 2020 to 2022 have been sold to the Australian Bullion Corporation.
Cost of sales
Cost of sales includes production costs, amortization and depreciation, impairment of assets and other items, including care and maintenance cost of restructured operations.

Production costs (cash costs/all-in sustaining costs)
The following table sets out, for our reportable segments, total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2021 and fiscal 2022:

	Year ended June 30, 2022				Year ended June 30, 2021				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Tshepong Operations	7,022	724,539	7,030	925,100	7,419	663,030	7,353	815,333	(9)	(13)
Moab Khotsong	6,508	635,146	6,393	739,870	7,166	536,710	7,095	626,795	(18)	(18)
Mponeng	6,086	739,026	6,041	865,976	5,446	532,812	5,299	659,760	(39)	(31)
Bambanani	1,433	807,652	1,437	851,977	1,992	586,588	1,975	641,426	(38)	(33)
Joel	1,556	845,931	1,555	983,593	1,424	796,982	1,414	936,296	(6)	(5)
Doornkop	3,444	729,965	3,464	823,966	3,670	595,550	3,603	680,524	(23)	(21)
Target 1	1,800	996,938	1,821	1,210,404	1,603	1,037,115	1,619	1,232,098	4	2
Kusasalethu	4,567	678,403	4,586	739,681	3,999	742,452	3,980	814,048	9	9
Masimong	1,910	789,912	1,911	845,299	2,012	715,835	1,993	764,577	(10)	(11)
Unisel	—	—	—	—	247	721,271	242	782,126	100	100
MWS	2,899	549,621	2,879	608,952	2,057	503,635	2,043	601,978	(9)	(1)
All other surface operations	5,304	663,317	5,374	719,354	6,031	591,790	5,982	647,640	(12)	(11)
International
Hidden Valley	3,707	591,551	3,662	1,007,986	4,689	356,233	4,755	677,659	(66)	(49)
Total kg	46,236		46,153		47,755		47,353
Weighted average(1)		701,024		835,891		600,592		723,054	(17)	(16)
1    The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of Non-GAAP measures, see “Reconciliation of Non-GAAP Measures” below.
Our average cash costs increased by 16.7%, or R100,432 per kilogram, from R600,592 per kilogram in fiscal 2021 to R701,024 per kilogram in fiscal 2022. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 11.2% from R29,774 million in fiscal 2021 to R33,099 million in fiscal 2022, mainly due to the inclusion of the Mponeng operations and related assets for a full year as well as inflationary pressures on costs, including labor. The war in Ukraine has placed enormous pressure on supply chains which were still recovering post Covid-19 and this has created additional cost pressure. Further, increased electricity tariffs continue to inflate production costs year on year. These increases have been offset by a 43.5% decrease in royalties for the year, from R637 million in fiscal 2021 to R360 million in fiscal 2022.
At Tshepong Operations, all-in sustaining cost increased by 13.5% from R815,333 per kilogram in fiscal 2021 to R925,100 per kilogram in fiscal 2022, mainly due to decreased production. The operation experienced a number of issues through the year, including flexibility constraints. These have been addressed in the updated life-of-mine plans.
At Moab Khotsong, all-in sustaining cost increased by 18.0% from R626,795 per kilogram in fiscal 2021 to R739,870 per kilogram in fiscal 2022, mainly as a result of a lower recovered grade due to adverse ground conditions experienced at the operation as well as inflationary increases on costs.
At Mponeng, all-in sustaining cost increased by 31.3% from R659,760 per kilogram in fiscal 2021 to R865,976 per kilogram in fiscal 2022, mainly due to some high-grade areas being inaccessible during the year, which reduced the tonnes milled as well as the recovered grade. This was further impacted by additional costs allocated to the operation based on a full year's production in fiscal 2022 as compared with nine months in fiscal 2021, as well as incurring winter tariffs on electricity which were not incurred during fiscal 2021.

At Bambanani, all-in sustaining cost increased by 32.8% from R641,426 per kilogram in fiscal 2021 to R851,977 per kilogram in fiscal 2022, mainly due to a decrease in gold produced and sold as a result of changes made to the plan during the year to address safety concerns at the mine. The revised plan resulted in a decrease in planned production for fiscal 2022 as well as early closure of the mine at the end of June 2022.
At Joel, all-in sustaining cost increased by 5.1% from R936,296 per kilogram in fiscal 2021 to R983,593 per kilogram in fiscal 2022, mainly as a result of personnel changes required at the operation combined with a lower-than-planned grade during the first six months of the year.
At Doornkop, all-in sustaining cost increased by 21.1% from R680,524 per kilogram in fiscal 2021 to R823,966 per kilogram in fiscal 2022. This was mainly due to the impact of safety-related challenges and shaft infrastructure constraints on production, which resulted in lower grade and tonnes milled for the year.
At Target 1, all-in sustaining costs decreased year on year by 1.8% from R1,232,098 per kilogram in fiscal 2021 to R1,210,404 per kilogram in fiscal 2022. This was as a result of a number of issues at the operation during the year, including pillar failures, water issues as well as the mining method being used at the operation.
At Kusasalethu, all-in sustaining costs decreased year on year by 9.1% from R814,048 per kilogram in fiscal 2021 to R739,681 per kilogram in fiscal 2022, mainly as a result of the 14.2% increase in gold production from 3,999 kilograms in fiscal 2021 to 4,567 kilograms in fiscal 2022.
At Masimong, all-in sustaining cost increased by 10.6% from R764,577 per kilogram in fiscal 2021 to R845,299 per kilogram in fiscal 2022, mainly due to decreased production.
During fiscal 2021 a decision was taken to close Unisel mine as it has reached the end of its commercially viable life. Unisel had an all-in sustaining cost of R782,126 per kilogram in fiscal 2021.
At MWS, all-in sustaining costs increased marginally year on year by 1.2% from R601,978 per kilogram in fiscal 2021 to R608,952 per kilogram in fiscal 2022. This was mainly as a result of the increased costs experienced during the year due to inflationary pressures currently being experienced globally as well as other issues driving up costs throughout the supply chain.
At Phoenix, all-in sustaining costs increased by 19.5% from R511,946 per kilogram in fiscal 2021 to R611,580 per kilogram in fiscal 2022. This was mainly as a result of the increased costs experienced during the year due to inflationary pressures currently being experienced globally as well as other issues driving up costs throughout the supply chain. The aforementioned, combined with a decrease in gold produced of 1.5% (779 kilograms in fiscal 2021 compared with 767 kilograms in fiscal 2022) resulted in the increased cost per kilogram.
At Central Plant Reclamation, all-in sustaining cost increased by 5.5% from R501,947 per kilogram in fiscal 2021 to R529,591 per kilogram in fiscal 2022. This was mainly as a result of increased costs due to inflationary pressures being marginally offset by gold produced, which increased by 4.1% (from 563 kilograms in fiscal 2021 to 586 kilograms in fiscal 2022) when compared with a 6.9% increase in cash operating costs.
At Kalgold all-in sustaining cost increased by 6.6% from R905,253 per kilogram in fiscal 2021 to R964,678 per kilogram in fiscal 2022, mainly as a result of a 11.8% increase in cash operating costs. Despite production challenges, there was a marginal increase in production of 2.5% (from 1,109 kilograms in fiscal 2021 to 1,137 kilograms in fiscal 2022).
At the waste rock dumps, all-in sustaining costs increased year on year by 11.3% from R619,692 per kilogram in fiscal 2021 to R689,630 per kilogram in fiscal 2022. The dumps realized a 21.4% decrease in production, from 3,580 kilograms in fiscal 2021 2,814 kilograms in fiscal 2022.
At Hidden Valley, all-in sustaining cost increased by 48.7% from R677,659 per kilogram in fiscal 2021 to R1,007,986 per kilogram in fiscal 2022, mainly due to lower production as a result of the breakdown of the conveyor belt in January 2022 as well as decreased grade due to the high-grade areas in Stage 6 pit being inaccessible. Further, as Hidden Valley is a diesel-intensive operation, global oil prices negatively impacted the operation.
Amortization and depreciation
Amortization and depreciation decreased from R3,875 million in fiscal 2021 to R3,683 million in fiscal 2022, primarily due to operational challenges experienced at the Hidden Valley operation, which resulted in lower production and therefore a decrease in depreciation in fiscal 2022. This was partially offset by increased depreciation at the other operations, notably MWS, where new assets were brought into use, Mponeng, which was included for the full year, and Bambanani, due to mine closure being earlier than initially planned.
Impairment of assets
An impairment charge of R4,433 million was recorded in fiscal 2022 as compared to the impairment of R1,124 million in fiscal 2021. No reversal of impairment was recorded in fiscal 2021 or 2022.
The Tshepong Operations were disaggregated into two separate cash generating units ("CGUs"), being the Tshepong North CGU and the Tshepong South (also known as the Phakisa section) CGU, for impairment testing at June 30, 2022. This is due to the decision taken during the fiscal 2023 budget process in June 2022 to reinvest in the two individual operations to maximize individual profitability following the change to Tshepong North's life-of-mine with the sub-75 decline project being halted. Based on the forward-looking nature of the impairment assessment, a separate impairment calculation was prepared for each of the CGUs. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segment report, since information reported to the CODM for the 2022 financial year was still for the combined Tshepong Operations. Going forward however, Tshepong North and Tshepong South will be disclosed as separate reportable segments. A total impairment of R3,622 million was recognized on these CGUs, which is made up of the following:

•An impairment of R2,296 million on property, plant and equipment of Tshepong North was recognized at June 30, 2022. This was mainly as a result of increased cost both for production and capital expenditure and the increased post-tax discount rate of 11.7% (2021: 10.1% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.5% (2021: 12.4%). The post-tax recoverable amount was determined to be R1 938 million; and
•An impairment of R1,326 million on property, plant and equipment of Tshepong South was recognized at June 30, 2022. The individual life-of-mine plan included additional capital to address flexibility constraints at the operation. Costs also increased significantly as a result of inflationary pressures. The changes affected the discounted cash flows used to determine the recoverable amount of the operation. The post-tax recoverable amount, after the impact of a higher discount rate of 11.7% (2021: 10.1% for Tshepong Operations), was determined to be R1,645 million.
The impairment of R759 million on Tshepong Operations for fiscal 2021 resulted mainly from a reduction in planned gold production resulting from lower grade and change in the timing of cash flows. There was also a change in the mining profile in the revised life-of-mine plan, which impacted on the timing of cash flows, which were then later than in comparison to the prior year plan. These changes affected the discounted cash flows used to determine the recoverable amount of the operation.
An impairment of R522 million on property, plant and equipment and goodwill of Moab Khotsong was recognized at June 30, 2022, of which R302 million related to goodwill. The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalization of its detailed design plan during the current financial year. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.4% (2021: 9.4%) which resulted in the post-tax recoverable amount decreasing to R3,748 million.
The impairment of property, plant and equipment on Kusasalethu was mainly as a result of the reduction in tonnes combined with a decrease in grade over the remainder of the operation's life, leading to a decrease in planned gold production. The reduction is due to an updated plan to mitigate safety risks that exist at the operation. These changes reduced the recoverable amount to R806 million and an impairment of R145 million was recognized.
During the December 2021 period, impairments of R144 million were recognized for property, plant and equipment and goodwill of Bambanani, of which R31 million related to goodwill. The impairment of goodwill and assets on Bambanani was as a result of a change in the life-of-mine plan, moving the closure of the mine to June 2022 rather than June 2024 as planned during fiscal 2021. This was as a result of increased seismicity at the operation and the related risk increasing as pillars were mined out. The post-tax recoverable amount of R36 million, at December 2021, was derived from the expected cash flows as per the life-of-mine plans. The recoverable amount of the operation is now Rnil, as the operation was closed during June 2022.
The impairment of goodwill of Bambanani of R187 million for fiscal 2021 was mainly a result of a reduction in grade over the remainder of the operation's life. The reduction in grade is due to unexpected changes in the orebody and a lower mine call factor.
The entire carrying value of Target 3 was impaired during fiscal 2021, resulting in an impairment of R178 million. Previous plans to explore the sale of the operation were abandoned and further development was not a viable option at this stage. Therefore, management determined a recoverable amount of Rnil.
Gains/losses on derivatives
Gains on derivatives amounted to R53 million in fiscal 2022, compared to a gain of R1,022 million in fiscal 2021. Gains/losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortization of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction. Factors affecting gains/losses on derivatives are discussed below.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2022, a loss amounting to R16 million was recorded compared to a gain of R1,217 million in fiscal 2021.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts and these are shown separately from the silver zero cost collars that are not hedge accounted. A loss of R105 million was recognized in revenue for fiscal 2022 (2021: R273 million). The unamortized portion of day-one loss was R3 million in fiscal 2022, compared with a loss of R5 million in fiscal 2021. For all other contracts, the resulting gains and losses are recorded in gains/(losses) on derivatives in the income statement. In fiscal 2022, a gain on derivative of R114 million was recorded in the income statement compared to a loss of R256 million in fiscal 2021.

(c) Rand gold contracts
Harmony utilizes Rand gold forward sale derivative contracts to hedge the risk of lower Rand gold prices. Cash flow hedge accounting is applied to these contracts (see "-Restructuring of contracts" below for discussion on the exceptions), resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). The contracts that matured realized a loss of R2,023 million in fiscal 2021 compared to a gain of R602 million in fiscal 2022, which has been included in revenue.
During fiscal 2022 and 2021 a negligible amount of hedge ineffectiveness was experienced. The unamortized portion of the day-one loss increased marginally from R18 million in fiscal 2021 to R28 million in fiscal 2022. The restructured Rand gold contracts, for which hedge accounting was not applied, matured in fiscal 2021 with a gain of R111 million included in gains/losses on derivatives.
(d) Restructuring of contracts
The closure of Harmony's underground mines in the initial stage of South Africa's national lockdown in response to the Covid-19 pandemic resulted in a significant volume of the underlying exposure that was originally intended to be hedged being delayed. As a result, these hedged items were no longer considered to be highly probable. In response to this and in order to better match the cash flows relating to the underlying exposure, certain of the Rand gold forwards with maturities between April 15, 2020 and May 31, 2020 were effectively extended to mature between the periods July 2020 and March 2021.
The restructured gold forwards retained the pricing of the original forwards. They were not designated as hedging instruments as the difference in the costing structure would have required a different effectiveness assessment than currently used by management. Unrealized losses relating to the hedges amounting to R187 million, previously recognized in other comprehensive income, were immediately reclassified to profit or loss and disclosed under gains/(losses) on derivatives. All subsequent gains/(losses) on the restructured hedges were recognized in profit or loss.
As at June 30, 2021, all the restructured gold forwards had matured.
Foreign exchange translation gain/loss
A foreign exchange translation gain of R670 million was recorded during fiscal 2021 compared to a loss of R327 million in fiscal 2022. The loss in 2022 is predominantly caused by unfavorable translations on US dollar loan balances. The unfavorable translations on US dollar loans are attributable to the Rand weakening against the US dollar evidenced by a closing exchange rate of R16.27/US$1 (2021: R14.27/US$1). However, the average improved marginally from the prior financial year to R15.21/US$1 (2021: R15.40/US$1).
Other operating expenses
Other operating expense decreased to R1 million in fiscal 2022 from R241 million in fiscal 2021 principally as a result of the factors discussed below.
(a) Silicosis settlement provision
During fiscal 2022, Harmony’s potential cost to settle the silicosis and TB class actions increased by R23 million, compared to R80 million in fiscal 2021 as a result of changes in estimates.
(b) Loss on scrapping of property, plant and equipment
A loss on scrapping of R7 million (2021: R161 million) was recorded in fiscal 2022. This related to the abandonment of individual surface assets for which no future economic benefits are expected from their use or disposal.
(c) Remeasurement of contingent consideration
A remeasurement of the contingent consideration liability of R61 million credit (2021: R127 million expense) relating to the Mponeng Acquisition was recorded in fiscal 2022.
(d) Insurance proceeds
Insurance claim proceeds of R83 million received in fiscal 2022.
Gain on bargain purchase
A gain on bargain purchase of R303 million arose in connection with the Mponeng Acquisition during fiscal 2021. At acquisition, the fair value of the net identifiable assets acquired amounted to R4,213 million and the total consideration amounted to R3,910 million consisting of cash consideration of R3,366 million and contingent consideration of R544 million. No such transactions were entered into during fiscal 2022.
Income and mining taxes
In fiscal 2021 and 2022, the tax rates for companies were 34% for mining income and 28% for non-mining income, respectively, for South African companies and 30% for Australian companies and PNG mining companies.
Harmony’s effective income and mining tax rates for fiscal 2021 and 2022 are presented in the table below:

	Fiscal year ended June 30,
Income and mining tax	2022	2021
Effective income and mining tax rate	4%	20%

The effective tax rate for fiscal 2022 was substantially lower than the mining statutory tax rate of 34% for Harmony and our subsidiaries as a whole, mainly due to the use of unredeemed capital allowances and assessed losses. Refer to note 12 "Taxation" of our consolidated financial statements beginning on page F-1 for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:
•The change in rates, with majority decreasing year on year at the individual company level (other than hedge accounted derivatives) resulted in a decrease in the deferred tax expense and liability to the amount of R386 million (2021: R55 million decrease);
•The impact of impairments at the individual CGU level resulted in a decrease in the deferred tax expense and liability of R312 million;
•Unwinding of temporary differences related to unredeemed capital expenditure balance resulted in an increase of R86 million in the deferred tax expense (2021: R301 million); and
•The Rand weakened during fiscal 2022 year and the number of outstanding Rand gold contracts at June 30, 2022 decreased, resulting in a negative impact on the valuation of the Rand gold derivatives at year end. The temporary differences related to the Rand gold derivatives therefore also decreased resulting in a R170 million (2021: R184 million) decrease in the deferred tax liability and deferred tax expense. Management assessed the rates at which the temporary differences are expected to reverse and revised the rate for the vast majority of the companies from the previous non-mining tax rate of 28% rate to the non-mining tax rate of 27% which will be applicable from fiscal 2023 onwards.
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long-term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Harmony (includes Masimong), Freegold (includes Joel and Tshepong Operations), Randfontein Estates (includes Doornkop and Kusasalethu), Moab Khotsong and Mponeng. The deferred tax rate of Harmony decreased from 27.4% to 25.1% in fiscal 2022, Freegold decreased from 12.1% to 7.0% in fiscal 2022, Randfontein Estates Limited (Randfontein) increased from 5.1% to 8.7% in fiscal 2022, Moab Khotsong decreased from 17.6% to 14.7% in fiscal 2022 and Mponeng increased from 11.3% to 12.8% in fiscal 2022.
As part of the determination of the deferred tax rates for the South African entities mentioned above, consideration was given to the amended corporate income tax rate of 27% from 28% as well as the change in the mining tax rate from 34% to 33% for the 2023 financial year. The annual limitation of assessed loss utilization to 80% of taxable income was incorporated in the calculation. The changes were considered to be substantively enacted at June 30, 2022 and would affect forecast tax estimations or cash flows.
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
Previously, Harmony was able to carry forward assessed losses indefinitely and offset the total accumulated balance against taxable income in the relevant year of assessment.
However, this has been amended from fiscal year 2023. Assessed losses utilized will be limited to the higher of R1 million or 80% of taxable income, and the balance remaining will be carried forward to the following year of assessment. This will essentially result in a minimum taxable income of 20%. It is intended that this proposal will contribute to providing the fiscal room for the South African Government to lower the corporate tax rate from 28% to 27%. The restriction on utilizing losses will be made on the basis that the calculation of the assessed loss restriction must be determined before any capital expenditure is deducted.
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
Operating performance per Segment
For a further discussion on operating performance on a segment basis, refer to “– Delivering profitable ounces – Operational Performance – Performance by Operation” on pages 50 to 85 of the Integrated Annual Report for the 20-F 2022. Also refer to note 41 “Segment Report” to our consolidated financial statements set forth beginning on page F-1.
Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published industry guidance in June 2013 on the calculation of “all-in sustaining costs” and “all-in cost”, both of which are non-GAAP measures, and were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in fiscal 2014. The all-in sustaining cost measure is an extension of the existing cash cost measure (referenced below) and incorporates costs related to sustaining production.
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation. Depreciation costs are excluded.
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2022	2021
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	41,927	35,489
Depreciation and amortization expense	(3,683)	(3,875)
Rehabilitation costs	(136)	(135)
Care and maintenance costs of restructured shafts	(273)	(144)
Employment termination and restructuring costs	(218)	(332)
Share-based payments	(143)	(114)
Impairment	(4,433)	(1,124)
By-products credits	(903)	(1,035)
Other	280	183
Capitalized stripping	1,096	1,047
LED expenditure	138	120
Corporate, administration and other expenditure costs	1,041	724
Capital expenditure (OCD)	2,826	2,376
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	1,058	1,059

Total all-in sustaining costs	38,579	34,239
Per kilogram calculation:
Kilogram sold	46,153	47,353
Total all-in sustaining costs per kilogram	835,891	723,054

Total all-in sustaining costs (US$ million)	2,536	2,223
Per ounce calculation:
Ounces sold	1,483,853	1,522,431
Total all-in sustaining costs per ounce	1,709	1,460
The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2022	2021
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	41,927	35,489
Depreciation and amortization expense	(3,683)	(3,875)
Rehabilitation costs	(136)	(135)
Care and maintenance costs of restructured shafts	(273)	(144)
Employment termination and restructuring costs	(218)	(332)
Share-based payments	(143)	(114)
Impairment	(4,433)	(1,124)
By-product revenue	(903)	(1,035)
Other	8	8
Gold and uranium inventory movement	267	(57)

Total cash costs	32,413	28,681

Per kilogram calculation:
Kilograms produced	46,236	47,755
Total cash costs per kilogram	701,024	600,592

Total cash costs (US$)	2,132	1,862

Per ounce calculation: Ounces produced	1,486,517	1,535,352
Total cash costs per ounce	1,434	1,213
Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.

B. LIQUIDITY AND CAPITAL RESOURCES
We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us. We have generally funded our operations and our short-term and long-term liquidity requirements from: (i) cash generated from operations; (ii) credit facilities and other borrowings and (iii) sales of equity securities.
Harmony intends to finance its capital expenditure, other purchase obligations and debt repayment requirements in 2023 from cash on hand, cash flow from operations, existing credit facilities.

	Fiscal year ended June 30,
	2022	2021
	(R in millions)
Operating cash flows	6,924	9,179
Investing cash flows	(6,200)	(8,464)
Financing cash flows	(1,151)	(4,299)
Foreign exchange differences	56	46
Total cash flows	(371)	(3,538)
Cash flows from operating activities
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand/US$ exchange rate, cash costs per ounce and, in the case of the international operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash generated by operations decreased from R9,179 million in fiscal 2021 to R6,924 million in fiscal 2022. This decrease is mainly due to the higher costs experienced through the year, including labor costs, consumables and electricity.
Cash flows from investing activities
Net cash utilized by investing activities decreased from R8,464 million in fiscal 2021 to R6,200 million in fiscal 2022. The decrease principally relates to the Mponeng Acquisition (R3,363 million) that occurred during fiscal 2021. The decrease as a result of the exclusion of the Mponeng Acquisition was marginally offset by an increase of R1,072 million in additions to property, plant and equipment, totaling R6,214 million in fiscal 2022 compared to R5,142 million spent in fiscal 2021.
Cash flows from financing activities
Financing activities utilized R1,151 million in fiscal 2022, compared to cash utilized of R4,299 million in fiscal 2021. This decrease in cash utilized was mainly due to the borrowings raised during the fiscal 2022. A total of R3,057 million was drawn down on the US$400 Million Syndicated Facility (defined below).
In fiscal 2022, borrowings repaid amounted to R3,601 million as compared to repayments of R3,491 million made during fiscal 2021. The draw down mentioned above was offset by the repayments made during the year, resulting in a net outflow on the borrowings of R544 million compared to the outflow of R3,491 million seen in fiscal 2021.
In fiscal 2022, a total dividend of R430 million was recognized. The board declared an interim ordinary dividend of 40 SA cents for the year ended June 30, 2022 (2021:110 SA cents). R247 million was paid on April 11, 2022 (2021: R677 million was paid on April 19, 2021). A final dividend for the 2021 year of 27 SA cents was declared by the board, amounting to R167 million which was paid on October 18, 2021. The board declared a final ordinary dividend of 22 SA cents for the year ended June 30, 2022, paid on October 17, 2022.
See note 32 “Borrowings” and note 34 “Cash Generated by Operations” to our consolidated financial statements set forth beginning on page F-1.
Outstanding Credit Facilities and Other Borrowings
On July 9, 2018, we entered into a four-year loan with Westpac Bank PNG Limited for the amount of US$24 million (R322 million) to finance the acquisition of fleet equipment for the Group's PNG operations (the "US$24 Million Westpac Loan"). The US$24 Million Westpac Loan is repayable in quarterly installments.
During fiscal 2021, US$6 million (R96 million) was repaid on the US$24 Million Westpac Loan. During fiscal 2022, US$6 million (R94 million) was repaid on the US$24 Million Westpac Loan and US$2 million (R25 million) remained outstanding at June 30, 2022.
The key terms of the US$24 Million Westpac Loan are:
Facility:                $24 million
Margin on term facility:        3.2% over 3-month LIBOR
Maturity:                Four years
Security:                Certain vehicles and machinery
On May 25, 2022 Harmony concluded a R1.5 billion six- and a- half-year term green loan facility with a syndicate of banks lead by ABSA Bank Limited and Nedbank Limited (the "R1.5 Billion Green Term Loan"). The terms of the R1.5 Billion Green Term Loan provide that amounts borrowed may be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.

The R1.5 Billion Green Term Loan becomes available in four quarterly increments of R375 million starting in November 2022. During fiscal 2022, no draw down was made on the R1.5 Billion Green Term Loan.
The key terms of the R1.5 Billion Green Term Loan are:
Term facility:            R1.5 billion
Margin:                2.65% over 3-month Johannesburg Interbank Average Rate ("JIBAR")
Maturity:                Six and a half years
Security:                Unsecured
On May 25, 2022 Harmony concluded a R2.5 billion sustainability-linked revolving credit facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the “R2.5 Billion Syndicated Revolving Credit Facility”). Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility all amounts borrowed must be used (i) in repayment of the R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group.
During fiscal 2022, no draw down was made on the R2.5 Billion Syndicated Revolving Credit Facility leaving the entire facility available at June 30, 2022.
The key terms of the R2.5 Billion Syndicated Revolving Credit Facility are:
Revolving facility:            R2.5 billion
Margin on revolving facility:    2.4% over 3-month JIBAR
Maturity:                Three years, plus two extension options of one year each
Security:                Unsecured
On May 25, 2022 Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million sustainability-linked syndicated term loan facility (the “US$400 Million Syndicated Facility”) comprising a US$100 million term facility and a US$300 million revolving credit facility.
The US$400 Million Syndicated Facility replaced the 2019 US$400 Million Facility (as defined below), and was used in part to settle the outstanding amount owed on the 2019 US$400 Million Facility. The US$400 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility. During fiscal 2022, US$100 million was drawn down on both the term loan facility and the revolving credit facility, totaling US$200 million (R3,057 million), which was used to settle the 2019 US$400 Million Facility. The balance of the US$400 Million Syndicated Facility of US$200 million was available to draw down at June 30, 2022.
The key terms of the US$400 Million Syndicated Facility are:
Revolving credit facility:        US$300 million
Margin on revolving facility:    2.7% over 3-month Secured Overnight Financing Rate ("SOFR")
Term loan:            US$100 million
Margin on term loan facility:    2.85% over 3-month SOFR
Maturity                Three years, plus two extension options of one year each
Security                Unsecured
The R2.5 Billion Syndicated Revolving Credit Facility and the US$400 Million Syndicated Facility are both sustainability-linked facilities. These facilities are linked to certain key performance indicators ("ESG KPIs") which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			FY23	FY24	FY25
Greenhouse gas emissions	‘000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4,485	4,279	4,074
Renewable Energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20,453	19,833	19,436

Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	FY23	FY24	FY25
KPI
Greenhouse gas emissions	1	2	3
Renewable Energy	1	2	3
Water consumption	1	2	3
We need to comply with certain debt covenants for the US$400 Million Syndicated Facility, the R2.5 Billion Syndicated Revolving Credit Facility and the R1.5 Billion Green Term Loan.
The debt covenant tests are as follows:
The Group’s interest cover ratio shall be more than five (EBITDA1/Total interest paid).
Leverage2 shall not be more than 2.5 times.
1    EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.
2    Leverage is defined as total net debt to EBITDA.
Recently Retired Credit Facilities and Other Borrowings
On November 8, 2018, Harmony concluded a four-year R2 billion syndicated facility with Nedbank and ABSA (the "2018 R2 Billion Facility") which consisted of a R600 million term facility and a R1.4 billion revolving credit facility. The margin on the R600 million term facility was 2.9% over a 3-month JIBAR and the margin on the R1.4 billion revolving credit facility was 2.8% over a 3-month JIBAR. Repayments of R75 million were made in August 2021, November 2021 and February 2022 with a final payment of R225 million made in May 2022, thereby settling the 2018 R2 Billion Facility in full.
On September 26, 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million syndicated term loan and revolving credit facility (the "2019 US$400 Million Facility") consisting of a US$200 million term loan and a US$200 million revolving credit facility. The initial term of three years was extended by one year in July 2020. The margin on the US$200 million term loan was 3.1% over 3-month LIBOR and the margin on the US$200 million revolving credit facility was 2.9% over 3-month LIBOR. On June 8, 2022 US$200 million was drawn down on the US$400 Million Syndicated Facility, to settle the 2019 US$400 Million Facility in full.
Current borrowings
Current borrowings at June 30, 2022 consist solely of the remaining balance of the US$24 Million Westpac Loan of R25 million. This was repaid in July 2022 when the US$24 Million Westpac Loan matured.
Non-current borrowings
Non-current borrowings total R3,180 million at June 30, 2022. This is as a result of a US$200 million draw down under the US$400 Million Syndicated Facility. The amount owing consists of US$100 million on the term loan facility and US$100 million on the revolving credit facility.
Capital Expenditure
Total budgeted capital expenditures for fiscal 2023 are R8,453 million. See Item 4: “Information on the Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2022:

R’millions

Authorized and contracted for[1]	1,944
Authorized but not yet contracted for[2]	6,300
Total	8,244
1 Including our share of the South-east Asia's capital expenditure of R105 million.
2 Including our share of the South-east Asia's capital expenditure of R1,323 million.
Total capital expenditure was R6,214 million in 2022, compared to R5,142 million in 2021. This represents a R1,072 million increase from 2021. This increase was due to increases seen on major capital expenditure and OCD costs. The main contributors to the increase in major capital where Moab Khotsong which increased by R190 million (R170 million of this being spent on the Zaaiplaats project), MWS which had no major capital in fiscal 2021 and spent R185 million in fiscal 2022, and Tshepong Operations where R82 million more was spent on the sub-75 decline as compared to fiscal 2021. OCD increased by R450 million with the inclusion of Mponeng for a full year contributing an additional R101 million. The remaining increase seen in OCD as a result of development costs returning back to normal levels after the Covid-19 pandemic.

Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next two to five years to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Harmony's portion of the Wafi-Golpu project. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - Exchange Controls”.
The information set forth under the heading: “– Delivering profitable ounces – Operational performance” on pages 50 to 85 of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference. See also note 32 “Borrowings,” note 38 “Commitments and Contingencies” and note 34 “Cash Generated by Operations” to our consolidated financial statements set forth beginning on page F-1.
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.
Contractual obligations and contingencies
The following table summarizes our contractual obligations as of June 30, 2022:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2022 to June 30, 2023	12-36 Months July 1, 2023 to June 30, 2025	36-60 Months July 1, 2025 To June 30, 2027	After 60 Months Subsequent June 30, 2027
	(R’millions)	(R’millions)	(R’millions)	(R’millions)	(R’millions)

Bank facilities[1]	3,553	165	3,388	—	—
Post-retirement health care[2]	251	—	—	—	251
Environmental obligations[3]	7,126	—	—	—	7,126
Silicosis settlement obligation[4]	993	139	392	279	183
Contingent consideration[5]	516	—	87	429	—
Streaming contract liability[6]	687	309	378	—	—
Total contractual obligations	13,126	613	4,245	708	7,560
1    See “- Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings” above. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2    This liability relates to post-retirement medical benefits of Freegold, Moab Khotsong and Mponeng employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2022. See note 27 “Other provisions – Retirement benefit obligations” to our consolidated financial statements set forth beginning on page F-1.
3    We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See note 26 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
4    This liability relates to potential cost of settling the silicosis and TB class actions that have been instituted against the group in South Africa. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and note 27 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
5    The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets. See note 14 "Acquisitions" and note 29 "Contingent consideration" to our consolidated financial statements set forth beginning on page F-1.
6    The liability relates to the contractual obligation to deliver the stipulated gold ounces to Franco-Nevada over the remaining term of the agreement. See note 31 “Streaming arrangements” to our consolidated financial statements set forth beginning on page F-1.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2022:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2021 to June 30, 2022	12-36 Months July 1, 2022 to June 30, 2024	36-60 Months July 1, 2024 To June 30, 2026	After 60 Months Subsequent June 30, 2026
	(R’millions)	(R’million)	(R’million)	(R’million)	(R’millions)

Guarantees[1]	979	—	—	—	979
Capital commitments[2]	1,944	1,944	—	—	—
Total commitments expiring by period	2,923	1,944	—	—	979
1    R479 million of these guarantees relate to our environmental and rehabilitation obligation.
2    Capital commitments consist only of amounts committed to external suppliers, although a total of R8,244 million has been approved by the board for capital expenditures.
See note 38 “Commitments and Contingencies” to our consolidated financial statements set forth beginning on page F-1.
Off-balance Sheet Arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2022”.
Related Party Transactions
For a detailed discussion of related party transactions, see Item 7: "Related Party Transactions”.
Recent Accounting Pronouncements
Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies” to our consolidated financial statements set forth beginning on page F-1.
Critical Accounting Policies
Harmony’s accounting policies are described in note 2 “Accounting Policies” to our consolidated financial statements set forth beginning on page F-1.
Use of Estimates and Making of Assumptions
The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of our accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.
Our critical accounting estimates and judgments are described in more detail in note 3 “Critical Accounting Estimates and Judgments”, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading: “– Delivering profitable ounces – Operational performance” on pages 50 to 85 of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES
Not applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“– Our leadership” on pages 18 to 19
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
•“– Remuneration report” on pages 185 to 197
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
•“– Corporate governance” on pages 167 to 180;
•“– Board committees” on pages 181 to 184;
•“– Remuneration report” on pages 185 to 197; and
•“– Audit and risk committee: Chairperson’s report” on pages 198 to 202.
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
•“– Caring for our employees” on pages 147 to 153
of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
E. SHARE OWNERSHIP
See note 37 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 25, 2022, our issued share capital consisted of 618,071,972 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as of September 30, 2022 is set forth below:

Holder	Number of shares	Percentage

African Rainbow Minerals Limited[1]	74,665,545	12.12%
Government Employees Pension Fund (PIC)	63,564,789	10.32%
Van Eck Global Associates Corporation	57,255,865	9.29%
Exor Capital LLP (UK)	39,518,581	6.41%
Fairtree Capital	34,500,264	5.60%
1     Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.

The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as of June 30, 2022
	2022	2021	2020
	%	%	%
African Rainbow Minerals Limited	12.12	12.12	12.38
Public Investment Corporation of South Africa	10.28	7.77	4.85
Van Eck Associates Corporation	8.98	9.16	10.11
Fairtree Capital	5.60	5.81	5.40
Exor Capital LLP (UK)	5.30	4.08	2.52
B. RELATED PARTY TRANSACTIONS
Between July 1, 2021 and June 30, 2022, none of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated in note 37 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1. Also see note 18 (b) “Other non-current assets”, note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to Item 18: "Financial Statements". For a discussion of our export sales, see Item 5: "Operating and Financial Review and Prospects”.
Legal Proceedings
None of our properties is the subject of pending material legal proceedings. We have been involved in a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. At June 30, 2022 and June 30, 2021 the provision was R820 million and R854 million respectively. The decrease in fiscal 2022 is primarily due to payments of R109 million made during the year. This was offset by an increase in the change in estimate due to the timing of cash flows (R23 million) as well as the time value of money accretion (R52 million).
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on a number of factors, including changes in benefit take-up.
See Item 3: “Key Information - Risk Factors - Risks related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and to Note 27 “Other Provisions - Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
Dividend Policy
Dividends are proposed by and approved by our board of directors based on our financial performance and compliance with applicable laws, including in respect of the solvency and liquidity test contemplated in the Companies Act. Dividends are recognized when declared by the board. Our board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group. Our dividend policy is to pay a return of 20% on net free cash generated to shareholders. Under South African law, we may declare and pay dividends from any reserves included in total shareholder’s equity (including share capital and share premium) calculated in accordance with IFRS, subject to the solvency and liquidity test.
See Item 3: “Key Information - Risk Factors – Risks Related to Our Corporate and Financing Structure and Strategy - We may not pay dividends or make similar payments to our shareholders in the future” and “- Strategic and Market Risks - Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us”. Also see Item 10: “Additional Information – Exchange Controls – Introduction”, "– Exchange Controls – Government Regulatory Considerations – Dividends”, “- Taxation - Certain South African Tax Considerations – Dividends” and “ - Certain Material United States Federal Income Tax Considerations – Taxation of Dividends”.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2022.”

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
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R6,982 billion (US$429 billion) at June 30, 2022. The JSE mining index (FTSE/JSE Precious Metals and Mining Index) market capitalization was R690 billion (US$42 billion)1 at June 30, 2022, 9.9% of the overall JSE market capitalization.
1 Source: Bloomberg
Strate Settlement
Under Strate Pty Limited, South Africa’s Central Securities Depository (“CSD”), there are essentially two types of clients: controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker’s chosen Custodian Bank, the CSD Participant (“CSDP”). A non-controlled client is one who appoints his own CSDP to act as custodian on his behalf. Equity settlements take place on a contractual T+3 (where T= trade date) settlement cycle. Securities and funds become due for settlement three business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle three days after the trade date.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2022 Form 20-F.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
C. MATERIAL CONTRACTS
R1.5 Billion Green Term Loan
On May 25, 2022, Harmony and a syndicate of local and international lenders entered into a R1.5 billion six and a half year syndicated green term loan. The R1.5 Billion Green Term Loan matures in November 2028.
Under the terms of the R1.5 Billion Green Term Loan, funds borrowed must be used in respect of "eligible green projects", which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R1.5 Billion Green Term Loan bears interest at 2.65% over three-month JIBAR.
Harmony is permitted to draw down on the R1.5 Billion Green Term Loan commencing in November 2022. As at June 30, 2022, R0 million remained outstanding on the R1.5 Billion Green Term Loan.

US$400 Million Syndicated Facility
On May 25, 2022, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded the US$400 Million Syndicated Facility comprising a US$100 million term facility and a US$300 million revolving credit facility. The US$400 Million Syndicated Facility matures in May 2025.
Under the terms of the US$400 Million Syndicated Facility funds borrowed must be used (i) in repayment of the September 2019 US$400 million three-year syndicated term loan and revolving credit facility and (ii) for exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of South Africa.
The US$100 million term loan facility bears interest of 2.85% over the three-month SOFR; the US$300 million revolving credit facility bears interest of 2.7% over three month SOFR.
During fiscal 2022, US$200 million (R3,057 million) was drawn down on the US$400 Million Syndicated Facility. US$200 million (R3,180 million) remained outstanding as at June 30, 2022.
R2.5 Billion Syndicated Revolving Credit Facility
On May 25, 2022, Harmony and a syndicate of local and international lenders entered the R2.5 Billion Syndicated Revolving Credit Facility. The R2.5 Billion Syndicated Revolving Credit Facility matures in May 2025.
Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility, funds borrowed must be used (i) in repayment of the November 2018 R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group.
The R2.5 Billion Syndicated Revolving Credit Facility bears interest at 2.40% over three-month JIBAR.
As at June 30, 2022, R0 million was outstanding and R2.5 billion was available under the R2.5 Billion Syndicated Revolving Credit Facility.
US$24 Million Wespac Loan
On July 9, 2018, Harmony, as a borrower, entered into the US$24 Million Westpac Loan to finance its new fleet in Hidden Valley with Westpac - Bank - PNG - Limited. The US$24 Million Westpac Loan is repayable in quarterly installments and matures in July 2022.
The US$24 Million Westpac Loan bears interest at 3.20% over three-month LIBOR.
The US$24 Million Westpac Loan is secured by a cession and pledge of vehicles and machinery purchased.
During fiscal 2022 US$6 million (R94 million) was repaid on the US$24 Million Westpac Loan and US$2 million (R25 million) remained outstanding at June 30, 2022.
Harmony Renewable Energy Projects
During June 2022, Harmony has entered into three Power Purchase Agreements ("the PPA") and three Land Lease Agreements ("land lease") with Tshepong Photovoltaic (Pty) Ltd, Eland Photovoltaic (Pty) Ltd and Nyala Photovoltaic (Pty) Ltd ("the seller"). The details of the agreements states that Photovoltaic generation facilities ("energy facilities") will be constructed by the seller on the land that Harmony will lease to the seller and the energy output produced by the facility will be sold exclusively to Freegold, a subsidiary of Harmony. The term of the PPA is for 15 years.
Harmony will purchase energy output produced by the energy facilities, and although there is a fixed rate per megawatt-hour ("MWh"), there is no fixed volume of power to be delivered. Thus all payments are variable based on consumption. Energy output rates are stipulated as between R838 per MWh to R930 per MWh as indexed annually.
As defined in the PPA, a bank guarantee is required to be issued on behalf of Freegold to the seller for an amount equal to three months’ worth of the estimated energy output payments as at financial close. Lombards Attorneys is responsible for issuing guarantees to the seller for the required amounts as stipulated in the PPA.
D. EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.
The Republic of South Africa’s exchange control regulations provide for restrictions on the exportation of capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia, the Kingdoms of Lesotho and Eswatini. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are administered by the Financial Surveillance Department of the SARB.
Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-residents. Following the initial reforms, ongoing relaxations have been introduced with the aim of achieving a macroprudential risk-based approach to the management of foreign exchange. The reforms are being made to, among other things, enable international firms to make investments through South Africa to the rest of Africa and to further enhance opportunities for offshore portfolio diversification for resident investors. In addition, the relaxations have also significantly raised the size of the discretionary allowances available to residents for overseas transactions.
A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.

These comments relate to exchange controls in force at June 30, 2022. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.
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
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing March 1, 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from March 1, 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing March 1, 2016 of such gain is included in its taxable income (effectively a rate of 22.4% for a corporate entity and 36% for a trust). CGT is only applicable to non-residents if the proceeds from the sale are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below) income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. This will be changed to 27% for fiscal year 2023 which changes the effective CGT rate of a corporate entity to 21.6%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
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
Withholding tax on Service Fees
There is no separate withholding tax on service fees. The monitoring of service fees is now dealt with on the basis that these types of arrangements must be reported to South African Revenue Service ("SARS"). Transactions between residents and non-residents must thus be reported if they relate to consultancy, construction, engineering, installation, logistical, managerial, supervisory, technical or training services, in circumstances where the expenditure exceeds or is anticipated to exceed R10 million in aggregate and does not otherwise qualify as remuneration.
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

We believe that we will not be a passive foreign investment company (“PFIC”), for US federal income tax purposes for the current taxable year and do not expect to become a PFIC in the foreseeable future. However, we cannot assure you that we will not be considered a PFIC in the current or future years. If Harmony were to be treated as a PFIC, US holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Such holder may also be required to file IRS Form 8621. Additionally, dividends paid by Harmony would not be eligible for the reduced rate of tax described below under "- Taxation of Dividends". The remainder of this discussion assumes that Harmony is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
This Harmony 2022 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2022. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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
General
We are exposed to market risks, including credit risk, foreign currency risk, commodity price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, we may enter into derivative financial instruments to manage these exposures. We have policies in areas such as counterparty exposure and hedging practices, which have been approved by our audit and risk committee. We do not hold or issue derivative financial instruments for trading or speculative purposes.
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
During fiscal 2022 and 2021, we designated the majority of the gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See "- Commodity Price Sensitivity" below.
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

Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. At June 30, 2022, the nominal amount of the zero cost collars is US$60 million spread over a six-month period with a weighted average cap price of US$1=R17.98 and weighted average floor price of US$1=R15.98. Additionally, at June 30, 2022 Harmony had open foreign exchange forward contracts which had a nominal amount of US$6 million spread over a three-month period at an average exchange rate of US$1=R16.84.
Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2022 and 2021, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above.
The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to sustain production for any sustained period may lead to losses and require us to curtail or suspend certain operations”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.
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
Commodity Sales Agreements
At June 30, 2022, the open Rand gold forward sale contracts amounted to 378,000 ounces spread over 21 months at an average of R1,035,000. The open US$ gold forward contracts amounted to 57,000 ounces spread over 21 months at an average of US$1,880/oz. The open US$ silver zero cost collars amounted to 950,000 ounces spread over 20 months with a weighted average floor of US$25.31/oz and a weighted average cap of US$28.27/oz.
At June 30, 2021, the open Rand gold forward sale contracts amounted to 309,000 ounces spread over 18 months at an average of R976,000/kg. The open US$ gold forward contracts amounted to 73,000 ounces spread over 24 months at an average of US$1,743/oz. The open US$ silver zero cost collars amounted to 2,055,000 ounces spread over 15 months with a weighted average floor of US$21.72/oz and a weighted average cap of US$23.99/oz.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
The sensitivity analysis was performed based on 25 basis points for all Rand denominated borrowings and financial assets and 100 basis points for US$ denominated borrowings in fiscal 2021 as an indicator of the potential impact of interest rate changes to the group. Management has reassessed this during fiscal 2022 to ensure that it is still a reasonable estimation of possible changes. In fiscal 2022, the analysis was performed on a sensitivity of 88 and 185 basis points for Rand and US$ denominated borrowings respectively and 88 basis points for financial assets. The analysis assumes that all other variables remain constant.
Sensitivity analysis-borrowings

	Fiscal year ended June 30,
	2022	2021
	(R in millions)
Rand denominated borrowings
Increase in 88 basis points (2021:25 basis points)	—	(1)
Decrease in 88 basis points (2021:25 basis points)	—	1
US$ denominated borrowings
Increase in 185 basis points (2021:1 basis points)	(59)	—
Decrease in 185 basis points (2021:1 basis points)	59	—

Sensitivity analysis - financial assets

	Fiscal year ended June 30,
	2022	2021
	(R in millions)
Increase in 88 basis points (2021:25 basis points)	59	16
Decrease in 88 basis points (2021:25 basis points)	(59)	(16)
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
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below:
Fees and Expenses

Persons depositing shares or withdrawing shares holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The execution and delivery of ADRs
•The surrender of ADRs

$0.02 (or less) per ADS	•Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR holders

Registration or transfer fees	•Transfer and registration of equity shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	•Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)
•Converting foreign currency

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	•As necessary

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
During the fiscal year ended June 30, 2022, Harmony received net direct and indirect payments of R11,583,540 from the Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2022, Harmony's management, with the participation of our Chief Executive Officer (“CEO”) and Financial Director (“FD”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and FD, concluded that our disclosure controls and procedures were effective as of June 30, 2022.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Harmony's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act . Under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), management is required to assess the effectiveness of our internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether Harmony's internal control over financial reporting is effective.
Harmony's internal control over financial reporting is a process designed under the supervision of the CEO and FD to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Harmony's internal control over financial reporting as of June 30, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in "Internal Control – Integrated Framework (2013)". Based on this assessment, our management has determined that, as of June 30, 2022, Harmony's internal control over financial reporting was effective.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2022.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2022 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2022 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr John Wetton, independent non-executive chairman of the audit and risk committee, is regarded as being the Company’s “audit committee financial expert” as defined by the rules of the SEC.
In addition, the audit and risk committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the audit and risk committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Mr Wetton, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act.
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“-Corporate governance” on pages 167 to 180 of the Integrated Annual Report for the 20-F 2022 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2021	Rand	50 million
Fiscal year ended June 30, 2022	Rand	45 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2021	Rand	6 million
Fiscal year ended June 30, 2022	Rand	6 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2021	Rand	—
Fiscal year ended June 30, 2022	Rand	—
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Date File (XBRL information):

Fiscal year ended June 30, 2021	Rand	1 million
Fiscal year ended June 30, 2022	Rand	1 million
E. AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit and risk committee pre-approves our engagement of PricewaterhouseCoopers Inc. to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the Company’s delegation of authority framework and the audit and risk committee’s policy on non-audit services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Significant ways in which Harmony’s corporate governance practices differ from practices followed by US domestic companies under the listing standards of the New York Stock Exchange ("NYSE").
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
US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a remuneration committee, comprised of four board members, all of whom are non-executive and three of whom are independent. Andre Wilkens holds 101,301 shares in Harmony and is an executive manager of African Rainbow Minerals Limited. Consequently, he is not independent under NYSE listing rules. He is, however, in terms of South African governance practices, permitted to be a member of the remuneration committee.
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
US domestic companies are required to have an audit committee composed entirely of independent directors. The Companies Act requires that the members of the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. Both the Companies Act and the JSE Listings Requirements require that the audit committee be composed entirely of independent directors. Harmony has appointed an audit and risk committee, currently comprising five non-executive directors, all of whom are independent, as defined under the Companies Act, the JSE Listings Requirements and the listing standards of the NYSE.
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
Cut-off grade: the grade (i.e. the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
Decline: an inclined underground access way.
Depletion: the decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development: process of accessing an orebody through shafts or tunneling in underground mining.
Dilution: unmineralized rock that is by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.
Economically viable: when used in the context of Mineral Reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
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
Indicated mineral resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a probable Mineral Reserve.
Inferred mineral resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.
Leaching: dissolution of gold from crushed or milled material, including reclaimed slime, prior to absorption on to activated carbon.

Level: the workings or tunnels of an underground mine that are on the same horizontal plane.
Measured mineral resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
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
Mine Call Factor: the ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling.
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
Mineral reserves: an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral Resource: a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Modifying factors: the factors that a qualified person must apply to Indicated and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Pre-feasibility study: a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the Indicated and Measured Mineral Resources may be converted to Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
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
Probable reserves: the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource
Prospect: an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.
Prospecting license: an area for which permission to explore has been granted.
Proved reserves: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Pyrite: a brassy-colored mineral of iron sulphide (compound of iron and sulfur).
Qualified Person: (i) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant and (ii) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. Regulation S-K 1300 details further recognized professional organizations and also relevant experience.
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
Syncline: a basin-shaped fold.
Tailings: finely ground rock of low residual value from which valuable minerals have been extracted is discarded and stored in a designed dam facility.
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
Yield: the actual grade of ore realized after the mining and treatment process.
Zinc precipitation: a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.
CERTAIN ABBREVIATIONS

b	barrs
cm	Centimeter
cmg/t	Centimeter-grams per metric tonne
dmt	Dry metric tonne
g	Gram
g/t	Grams per metric tonne
ha	Hectare
kg	Kilogram
kg/t	Kilogram per metric tonne
km	Kilometer
km2	Square kilometer
koz	Thousand troy ounces
ktpm	Thousand kilograms per month
lb	Pound
m	Meter
M	Million
mm	Millimeter
Moz	Million troy ounces
Mt	Million metric tonnes
Mtpa	Million metric tonnes per annum
oz	Troy ounce
oz/kg	Ounce per kilogram
ppm	Parts per million
t	Metric tonne
t/m3	Metric tonne per cubic meter
US$/oz	United States dollars per troy ounce
R/kg	South African Rand per kilogram
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc. Johannesburg, Republic of South Africa (PCAOB ID No. 1308), are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2022 Form 20-F:
•Index to Financial Statements;
•Report of Independent Registered Public Accounting Firm; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated February 1, 2018 http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm
2.1	Notice of annual general meeting dated October 25, 2022 to be held on November 29, 2022.
2.2
Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011) http://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009) http://www.sec.gov/Archives/edgar/data/1023514/000095012309053204/u07679exv4w25.htm

4.2
Common terms agreements for Harmony Gold Mining Company Limited with Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as Original Lender, Original Hedge Provider, Global coordinator and Bookrunner, Mandated Lead Arranger and Sustainability Coordinator) and Nedbank Limited (London Branch) (as Original Lender) and Absa Bank Limited (acting through its Corporate and Investment Banking Division) (as Original Lender, Original Hedge Provider, Global Goordinator and Bookrunner, Mandated Lead Arranger, Sustainability Coordinator, Sustainability Agent and Facility Agent) and Firstrand Bank Limited (acting through its Rand Merchant Bank Division) (as Mandated Lead Arranger, Original Hedge Provider and Original Lender) and J.P. Morgan Securities PLC (as Lead Arranger) and Citibank, N.A., South African branch (as Lead Arranger and Original Lender) and HSBC Bank PLC - Johannesburg branch (as Arranger and Original Lender) and State Bank of India (acting through its Johannesburg Branch) (as Mandated Lead Arranger and Original Lender) and JPMORGAN Chase Bank, N.A., London branch (Original Lender) and Project and Trade Finance core fund (as Original Lender) and Federated Hermes Project and Trade Finance Tender Fund (as Original Lender) and Federated Hermes Project and Trade Finance Master Fund (as Original Lender) and Bank of China Limited, Johannesburg branch (as Mandated Lead Arranger and Original Lender) and Goldman Sachs International Bank (as Original Lender) and Industrial Development Corporation of South Africa Limited (as Original Lender) and Investec Bank Limited (acting through its Investment Banking division: Corporate Solutions) (as Original Lender and Lead Arranger) and Ninety One SA Proprietary Limited (acting as agent and portfolio manager of Ninety One Assurance Limited) (as Original Lender) and HSBC Bank PLC (as Original Hedge Provider) and JPMORGAN Chase Bank, N.A. (as Original Hedge Provider) and Citibank N.A., London branch (as Original Hedge Provider).

4.3
Revolving ZAR Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The Financial Institutions Listed on Schedule 1 and and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)

4.4
Revolving USD Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The Financial Institutions Listed In Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)

4.5
Term Facility A Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with with The Financial Institutions Listed in Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)

4.6
Term Facility B Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial Institutions Listed in Schedule 1 and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as Sustainability Coordinator) and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Sustainability Agent, Sustainability Coordinator and Facility Agent)

4.10
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.14	Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm

4.18
ARM - BBEE Loan Agreement, dated 28 June 2021, entered between Harmony Gold Mining Limited and the trustees for the time being of ARM - Broad Based Economy Empowerment Trust http://www.sec.gov/Archives/edgar/data/1023514/000162828021020809/exhibit418hmyloanagreement.htm

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2022 dated October 31, 2022
96.1
Technical Report Summary of the Mineral Resources and Mineral Reserves for Target Gold Mine, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.2
Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.3
Technical Report Summary of the Mineral Resources and Mineral Reserves for Joel Mine, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.4
Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.5
Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.6
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mponeng Mine, Carletonville, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.7
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kalgold Mine, North West Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.8
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mine Waste Solutions (MWS) and West Wits Operations, North West and Gauteng Provinces, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.9
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kusasalethu Mine, Gauteng Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.10
Technical Report Summary of the Mineral Resources and Mineral Reserves for Doornkop Mine Gauteng Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.11
Technical Report Summary of the Mineral Resources and Mineral Reserves for Hidden Valley Mine, Morobe Province, Papua New Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

96.12
Technical Report Summary of the Mineral Resources and Mineral Reserves for Wafi-Golpu Project, Morobe Province, Papua New Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)

99.1	Consolidated Financial Statements 2022 dated October 31, 2022
†    This certification will not be deemed “filed” for purposes of Section 18 of the of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
††    Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2022 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2022 is not deemed to be filed as part of Harmony 2022 Form 20-F.

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
Date: October 31, 2022
S-1