Form 20-F
period 2023-06-30
HARMONY GOLD MINING CO LTD
filed 2023-10-31
CIK 1023514

As filed with the Securities and Exchange Commission on October 31, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 618,071,972 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑  No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2023 (“Harmony 2023 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony's 2023 suite of reports, including from its Integrated annual report 2023, Environmental, Social and Governance ("ESG") report 2023 as well as the Climate-related financial disclosures report 2023, included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2023”) is incorporated by reference into the Harmony 2023 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2023 is not deemed to be filed as part of the Harmony 2023 Form 20-F.
Only (i) the information included in the Harmony 2023 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2023 that is expressly incorporated by reference in the Harmony 2023 Form 20-F and (iii) the exhibits to the Harmony 2023 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2023 which is not referenced in the Harmony 2023 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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
- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2023 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, and “all-in sustaining costs per kilogram”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram, may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects - Key factors affecting our results – Costs" and :- Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R17.76 per US$1.00 for fiscal 2023 and R15.21 per US$1.00 for fiscal 2022). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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
- ii -

•high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions;
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
•our ability to meet our environmental, social and corporate governance targets
•the outcome of pending or future litigation or regulatory proceedings;
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
Summary of Risk Factors
Risks Related to Our Industry
1.We are exposed to the impact of any significant decreases in the commodity prices on our production
2.The impact from, and measures taken to address the Covid-19 pandemic, as well as other infectious diseases, such as HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
3.The nature of our mining operations presents safety risks
4.Mining companies face strong competition and industry consolidation
5.Laws governing health and safety affect our business and could impose significant costs and burdens
6.Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
7.Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
8.Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
Risks Related to Our Operations and Business
1.Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
2.Infrastructure constraints and aging infrastructure could adversely affect our operations
3.Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
4.Illegal mining and other criminal activity at our operations, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability
5.Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results

6.Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
7.We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
8.The use of contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs
9.We are dependent on a number of highly-integrated communication and IT systems, any disruption to which could have an adverse effect on our results of operations and financial condition
10.Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
11.Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
12.We are subject to the risk of litigation, the causes and costs of which are not always known
13.The risk of unforeseen difficulties, delays or cost in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
Risks Related to ESG
1.Increasing scrutiny and changing expectations from our stakeholders, including communities, governments and non-governmental organization ("NGOs") as well as investors, lenders and other market participants, with respect to our ESG performance and policies may impose additional costs or expose us to additional risks
2.We are subject to extensive environmental regulations in the countries in which we operate
3.The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
4.Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
5.Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and beyond, our legal obligations could result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition; we are finding increasing expectations on our business to provide social investment beyond our legal obligations especially as communities demand services and basic infrastructure from companies such as Harmony (where local government has failed the communities)
6.We may not be able to meet our ESG targets
7.Compliance with emerging climate change regulations could result in significant costs for us
8.Climate change may present physical risks to our operations and carbon tax projections may have serious financial implications to our business profitability and sustainability
9.The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
10.Our operations are subject to water use and other licenses, which could impose significant costs
11.Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation
12.We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
13.Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Risks Related to Our Corporate and Financing Structure and Strategy
1.Our inability to maintain effective disclosure controls and procedures, and an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements and other disclosures
2.We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
3.Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet, resulting in impairments
4.Our ability to service our debt will depend on our future financial performance and other factors
5.We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining and potentially the expropriation of mining assets without compensation
6.Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
7.As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
8.The continued status of South Africa’s credit rating as non-investment grade, as well as the recent grey-listing of South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favorable terms, or at all
9.We may not pay dividends or make similar payments to our shareholders in the future
Strategic and Market Risks
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
1.Breaches in our information technology ("IT") security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
2.Failure to comply with laws, regulations, codes and standards, policies and procedures or contractual obligations may lead to fines and penalties, loss of licenses or permits, may negatively affect our financial results, and adversely affect our reputation
3.Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
4.US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company

Risks Related to Our Industry
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
The impact from, and measures taken to address the Covid-19 pandemic, as well as other infectious diseases, such as HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
The advent of Covid-19 posed an adverse effect to production and sustainability with a greater threat of life to employees. Covid-19 remains a threat due to emergence of new variants which may be more infectious and/or more lethal. Our operations have been and may continue to be impacted by the Covid-19 pandemic. The continued spread of Covid-19 could continue to result in serious illness (including incapacity) or death of our employees and contractors.
These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS and diabetes have worsened the outcomes among the individuals infected with Covid-19.
The World Health Organization (WHO) has downgraded Covid-19 from a global emergency to a country monitoring level. Harmony will continue to monitor local and global events in relation to the pandemic.
Although Covid-19 vaccines have been rolled out globally, including in the regions where we operate, uncertainties remain with respect to the emergence of new Covid-19 viral mutations and the efficacy of the Covid-19 vaccines currently available to address these new mutations. We note the emergence of the new sub-variant in the East, Central Europe and in the United States with a slight increase in infections and hospitalization. We therefore continue to monitor Covid-19 and remain diligent, as the threat remains.
Our operational costs have increased due to Covid-19 and we believe we will be required to continue to allocate financial resources on preventative measures such as vaccine rollouts, promotion and education. Any new measures may result in additional costs incurred or interference with management's and/or employees’ productivity.
Presently, most Covid-19 regulations have been repealed within the regions where we operate, including the wearing of masks, mass gatherings and travel restrictions in a move not uncommon globally signaling the lower risk identified around the virus.
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
The full extent to which Covid-19 and other contagious diseases will impact our operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of Covid-19 or other contagious diseases could have a material adverse effect on our business, operating results and financial condition.
The nature of our mining operations presents safety risks
Mining, and particularly the conduct of activities underground, is an inherently risky activity, presenting potential health, safety, industrial, environmental and other risks for our operations, employees and communities within which we operate. These and other risks identified elsewhere in this annual report also could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2023 – Social – Safety” and "– Health" on pages 170 to 179 and 180 to 187.
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
Laws governing health and safety affect our business and could impose significant costs and burdens
South Africa
In South Africa, the Mine Health and Safety Act, 29 of 1996 (“MHSA”), requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation is extended to any contractor employees that may be working at a mine. These obligations include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment, machinery and personal protective equipment. Further, pursuant to the MHSA we must ensure compliance with various licenses, permissions or consents that have been issued to it pursuant to the various provisions of applicable legislation.
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under the MHSA and other applicable legislation. Depending on the particular circumstances, litigation (criminal and/or civil) may, depending on the circumstances, be instituted against the employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which we operate, the regulatory authority also issues closure notices for the operation or parts thereof, following the threat of potential occurrence of an injury or death. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa”.
In June 2022, the Minister of Mineral Resources and Energy ("Minister") released a draft Mine Health and Safety Amendment Bill 2022 (the "MHSA Amendment Bill") for public comment. The MHSA Amendment Bill would amend certain provisions of the MHSA. The Bill contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill provides for (among others things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly CEOs), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programs.
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
Australia
In the State of Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the Mining and Quarrying Safety and Health Act 1999 (Qld) (the "MQSH Act") and the Mining and Quarrying Safety and Health Regulation 2017 (the "MQSH Regulations"). Risk is effectively managed when all persons individually and as part of their respective workgroups and organizations take action to keep risk at an acceptable level, being the conduct of operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury and the severity of the injury.
Safety and health obligations are administered by site safety and health representatives elected by the workers at the mine site, site safety and health committees, District workers’ representatives and appointed inspectors, inspection officers and authorized officers with powers inter alia of site access, inspection and seizure.
Significant penalties may be imposed if safety and health obligations under the MQSH Act are not appropriately discharged. Any such penalties, if material, could have a material adverse effect on our business, operating results and financial condition. See Item 4: “Information on the Company – Business Overview – Regulation – Health and Safety – Australia”.
Papua New Guinea
In the Independent State of Papua New Guinea (“PNG”), the safety of employees, contractors and third parties at our mining operations is regulated by the PNG Mining (Safety) Act 1977 (the "PNG Mining (Safety) Act") and the Regulations issued thereunder. Pursuant to section 6(1)(e)(i) of the PNG Mining (Safety) Act, an inspector has the power to order the cessation of operations on any part of a mine for such unlimited time as he or she considers may be necessary to satisfy the safety provisions of the PNG Mining (Safety) Act. Such order for cessation can often result in lower or a total stoppage of production resulting in significant financial losses during and following the cessation.
Significant penalties may be imposed if safety and health obligations under the PNG Mining (Safety) Act are not appropriately discharged. Any such penalties, if material, could have a material adverse effect on our business, operating results and financial condition.
The mining regime in PNG, including the PNG Mining (Safety) Act and Regulations, is currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the PNG Ministry of Mining’s Department of Mineral Policy and Geohazards Management (“DMPGM”) released a draft Mine and Works (Safety and Health) Bill 2021 (the "MWSH Bill") for consultation with industry groups. The Bill seeks to modernize the PNG mining safety regime, but contains provisions (including a very broad definition of ownership which includes the directors of the tenement holder and its parent companies) which are problematic for Harmony and other industry groups.
We continue to engage with the government of PNG (the “PNG Government”) and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum and directly with the PNG Mineral Resources

Authority (“PNG MRA”), the DMPGM and the PNG Chief Inspector of Mines. If enacted in its present form, the MWSH Bill will introduce provisions which could have a material adverse effect on our operations and projects in PNG, and our operating results or financial condition. See Item 4: “Information on the Company – Business Overview - Regulation - Health and Safety – Papua New Guinea”.
Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
South Africa
In South Africa, our labor force has substantial trade union participation. Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on the dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 95% among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations.
On September 16, 2021, Harmony announced the acceptance of another three-year wage agreement by the unions, effective from July 1, 2021. The negotiations were concluded in a peaceful manner. However, we are not able to predict whether we will experience significant labor disputes in the future, nor what the financial impact of any such disputes may be. Any labor unrest and disruptions caused by such labor disputes could have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company – Business Overview – Regulation – Labor Relations”, “Integrated Annual Report for the 20-F 2023 – Social – Caring for our employees” on pages 188 to 196. South African employment law sets out minimum terms and conditions of employment for employees although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2023 – About Harmony – Our material matters” on page 46 to 51.
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
Australia
In Queensland, there are a number of well-established mining unions, particularly in the coal and energy sectors. At present, our Australian workforce is not unionized. However, if the Eva Copper Project moves into the development and operational phases, there is a risk that the level of unionization may rise significantly. This process of unionization may also be further prompted by the possible passage of a proposed Industrial Relations and Other Legislation Amendment Bill 2022 (Qld).
Increased unionization may give rise to increased costs or labor disruptions, which could have a material adverse effect on our results of operations and financial condition.
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

Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
Our operations in South Africa, Australia and PNG are subject to legislation regulating mineral rights. Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of those stakeholders may therefore have an impact on our ability to develop or operate our mining interests.
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
The Department of Mineral Resources and Energy (“DMRE”) has indicated that certain amendments to the MPRDA would be made. To this end, the DMRE has already convened a MPRDA Review Summit which was held on July 13, 2023 where a number of stakeholders were invited and participated in preparatory discussions aimed at establishing what aspects of the current MPRDA legislation need to be amended. The DMRE has indicated that it intends circulating a Discussion Paper on proposed amendments by October 30, 2023 which will be followed by further consultation and discussion with all “industry partners” by November 30, 2023, with a view to commence with the drafting of the proposed MPRDA amendments by December 2023. More clarity on the impact of any suggested changes to the MPRDA would be obtained once the suggested MPRDA amendments have been circulated for public comment (probably in the first quarter of 2024).
There is a large degree of uncertainty regarding the changes that will be brought about should the Mineral and Petroleum Resources Development Amendment Bill, 2013 (the “MPRDA Bill”), which was introduced in 2013, be revived and made law. Among other things, the MPRDA Bill provides that applicants will no longer be able to rely on the “first come, first served” principle when submitting an application for a right, it seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister broad discretionary powers to prescribe the levels of minerals required to be offered to domestic beneficiators for beneficiation. We cannot yet determine the full impact that the MPRDA Bill may have on our business and there can be no assurance that such changes will not have a material adverse effect on our operations and financial condition.
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

Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company’s ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was due on or before March 31, 2020, although on April 11, 2020, the Minister gazetted directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of Covid-19, which extended the date for submission of the first annual report to June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline and has subsequently submitted its compliance report for the year ended December 31, 2021, as per the annual reporting requirement.
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
Australia
In Australia, mining is regulated by the laws of the State in which the deposit is situated. Presently, our only mining activity in Australia is the Eva Copper Project, located in the State of Queensland. Mining in Queensland is regulated by the Mineral Resources Act 1989 (Qld) (the "Queensland MRA"), the Mineral and Energy Resources (Common Provisions) Act 2014, the MQSH Act, and the regulations, practice manual, operational policies and guidelines thereunder. See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - Australia”.
Generally, all mineral resources in Queensland are owned by the State of Queensland. These resources are managed by the Queensland Department of Resources. Under the Queensland MRA, the Department of Resources requires all large mining projects to apply for a resource authority, including mining leases, exploration permits and mineral development licenses. An exploration permit ("EP") allows the holder to carry out exploration activities to determine what minerals exist and their quality and quantity in or under land or in the waters or sea above such land, in accordance with agreed work programs and subject to compliance with prescribed security and financial obligations.
If the holder of an EP wishes to develop a mine to exploit discovered resources, application must be made for a mining lease. This entitles the holder to machine-mine specified minerals and carry out activities associated with mining, including infrastructure to support mining operations. The Queensland MRA, and mining tenements issued thereunder, contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Should we breach any obligations in complying with the Queensland MRA or any other laws and regulations relating to our exploration and mining activities in Queensland, we could be subject to fines or other sanction our existing mining rights or our EP in Queensland could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
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

Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. In addition to the review of applicable legislation, PNG mineral policy and mining-specific sector policies are also being reviewed and drafted, including a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy, a national content policy, and a mine closure policy and mining project rehabilitation and closure guideline.
Over that period, various draft revisions of the PNG Mining Act have been circulated for comment, most recently in 2018 and 2020. The most recent draft revisions include an increase in the royalty rate and changes to the terms of the PNG Government's option to acquire an interest in a mineral discovery, the percentage extent of such option, the consideration payable for it, and the contributions to be made by the PNG Government pursuant to it. Other proposed revisions include the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “fly-in, fly-out” employment practices, and the introduction of downstream processing obligations (including a national gold refinery and bullion bank). If enacted in their proposed form and applied to our operations and projects in PNG, the revisions will potentially affect those operations and projects and could have a material adverse effect on our business, operating results and financial condition.
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
On June 26, 2020 the Mining (Amendment) Act 2020 (the “PNG Mining (Amendment) Act”) was enacted, which requires the real-time provision of production and mineral sales data to the PNG MRA. The PNG Mining (Amendment) Act also amended the PNG Mining Act to provide that the PNG Government has the power to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement. Wholly or majority PNG-owned entities, including an SOE, then have a statutory priority in applying for a new tenement over the reserved land.
On July 16, 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialization of State Businesses (the “PNG Organic Law”) was tabled for reading in Parliament. The PNG Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to an SOE (which will not be subject to the PNG Mining Act or the regulation of the PNG MRA), and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime. The PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it envisages will be negotiated by the SOE on a case-by-case basis.
It is presently uncertain if the PNG Organic Law will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to our current operations and projects in PNG. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum and directly with the PNG MRA and the DMPGM.
In August 2023, the PNG Department of Commerce and Industry presented a draft "Papua New Guinea National Content Policy for Resource Sectors 2023-2027", which policy is designed to encourage greater national participation and partnership in major resource investments in PNG. It has five key focus areas, namely domestic procurement of goods and services and supplier development; localization of employment opportunities; skilled workforce development; greater equity participation by PNG; and sustainable development of project impacted communities. It is presently uncertain the extent to which, and how, the proposed policy will be applied to our current operations and projects in PNG.
Due to this uncertainty, we are unable to express a view on the likely impact of the potential changes to the PNG mining regime, save to state that, if the presently proposed changes are adopted and applied to our operations and projects in PNG, they could have a material adverse effect on our business, operating results and financial condition.
PNG mining legislation and mining tenements contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement. Should we breach any obligations in complying with the PNG Mining Act or any other laws and regulations relating to our exploration and mining activities in PNG, our existing mining rights in PNG could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (“CMA”)) are subject to exchange controls enforced by South African Reserve Bank ("SARB"). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, our ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa and could therefore have a material adverse effect on our business, operating results and financial condition.
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

Australia does not restrict the flow of currency into or out of the country. The Australian dollar is freely convertible. International supply and demand determine exchange rates. Official policy is not to defend any particular exchange rate level. Australian Reserve Bank intervention is minimal and occurs only to curb extreme foreign exchange market volatility. Only authorized foreign exchange dealers make foreign exchange transactions. As a result, our financial and strategic flexibility relating to foreign currency flows to and from Australia are not considered to be materially impacted and therefore it does not have a material adverse effect on our business, operating results and financial condition.
Risks Related to Our Operations and Business
Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
Certain of our mining operations in South Africa are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which could adversely affect any one of our adjacent mining operations and, in turn could adversely affect our business, operating results and financial condition.
In connection with our acquisition in 2018 of the Moab Khotsong and Great Noligwa mines from AngloGold Ashanti Limited ("AngloGold"), together with other assets and related infrastructure (the “Moab Acquisition”), we acquired a two-thirds interest in the Margaret Water Company NPC ("Margaret Water") for all pumping and water-related infrastructure at its Margaret shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein (“KOSH”) basin groundwater. This is to allow Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water Company and the only other mining company continuing operating in the area) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water.
Flooding and potential decant in the future resulting from a failure in pumping and water-related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition. Although studies indicate that we do not currently have a decant risk at our Doornkop and Kusasalethu operations, due to the interconnectivity, any long-term water management solution would require a regional strategy co-created with neighboring and inter-connected mines. Although we have installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks. There is also a flooding risk at operations assumed as part of our acquisition with effect on October 1, 2020 of the remainder of AngloGold’s South African business (the “Mponeng Acquisition”). This relates to the Mponeng mine, requiring the continuous pumping arrangement with Covalent Water Company (Pty) Limited (a wholly-owned subsidiary) to stay in place.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. The occurrence of any of the risks discussed above could have an adverse effect on our operating results and financial condition. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and Regulations Pertaining to Environmental Protections in South Africa – NEMA”. See also “– We are subject to extensive environmental regulations in the countries in which we operate” below.
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
Interference to the maintenance or provision of infrastructure, including by extreme weather conditions, scarcity of equipment, sabotage or social unrest, could impede our ability to deliver products on time and adversely affect our business results of operations and financial condition.
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
Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition
South Africa
In South Africa, each of our mining operations depends on electrical power generated largely from fossil fuels by the South African state utility, Eskom Holdings SOC Limited (“Eskom”), which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions as a result of continued poor generation performance and reliability. Eskom reintroduced national rotational power cuts ("load shedding") in December 2018. Load shedding continued at increasing rates from 2019 to date, increasing from 21 days in calendar year 2019 to 272 days up until the end of September 2023. Under load shedding, our South African operations are required to reduce power demand which can result in production losses. Load curtailment is the program for industrial customers who can manage their load, while load shedding is implemented for other customers. In fiscal 2022 and 2023, the electricity supply in South Africa continued to see substantial pressure, with Eskom instituting load curtailment ranging from Stage 1 to Stage 4 on multiple occasions. During Stage 1 to Stage 4 we were required to reduce load by 10% to 20% respectively and thereafter we are forced to reduce all but essential loads, which allows for only critical processes to continue such as pumping and running the winders to remove people from underground.
Eskom’s aging infrastructure, its need to replace or upgrade its power generation fleet and its deferral of routine maintenance due to financial constraints, may adversely affect electricity supply in South Africa. A lack of plant availability was a major contributor to increased load curtailment in fiscal 2022 and fiscal 2023. In addition, Eskom’s ability to undertake necessary infrastructure and fleet upgrades, on commercially acceptable terms or otherwise, may be limited by the amount of debt it has outstanding and it is anticipated that more financing and reduction in debt will be required for financial sustainability. Any blackouts or other disruptions to power supply could have a material adverse effect on our business, operating results and financial condition.
Eskom’s inability to fully meet the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. There can be no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout.
Although management has been able to comply with the load shedding and curtailment requirements experienced in our 2023 fiscal year [and the first quarter of fiscal 2024 without incurring material production losses], there can be no guarantee that we will be able to comply with such curtailment requirements without incurring material production losses in the future.
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
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full-state ownership will be maintained, the unbundling is expected to result in the separation of the Eskom’s generation, transmission and distribution functions into separate entities. The unbundling is currently underway for the legal separation of the transmission function and the generation and distribution functions are still to be unbundled. The transmission unbundling was planned to be completed by December 2021 and the distribution and generation functions by December 2022 but these dates have subsequently been pushed back. In July 2023, the National Energy Regulator of South Africa ("NERSA") approved the operating license for the National Transmission Company South Africa SOC Limited. The exact timing and impact of the vertical unbundling is not known but it may result in tariff increases, price instability and/or poor reliability in the supply of electricity. Poor reliability of the supply of electricity, instability in prices and a possible tariff increase above inflation are expected to continue through the unbundling process. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.
Eskom tariffs are determined through a consultative multi-year price determination application (“MYPD”) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, NERSA, granted Eskom tariff increases of 8.1% (later adding an additional 0.7%) for the period 2020 to 2021 and 15.1% for the period 2021 to 2022 (after the initial approval of 5.2%). In February 2022, NERSA granted Eskom a 9.6% tariff increase for the period 2022 to 2023, which includes an RCA amount of R14 billion. The RCA figure may change however. For instance, NERSA appealed in August 2020 an earlier court ruling requiring R23 billion in revenue to be added to the 2021/2022 increase, and leave to appeal was granted in October 2020. In addition, NERSA also announced the approval of R3.9 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs, applicable from April 2021. The recovery period from the consumer is yet to be determined. Moreover, Eskom has indicated that it is still assessing NERSA’s tariff increase of 9.6% for the period 2022 to 2023. On the basis of external economic advice, we are planning for 10% increases in both 2022/2023 and 2023/2024, but there can be no assurance that this will be adequate to meet our obligations under the tariffs as finally approved.
Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are also impacting the price and supply of energy. Various factors have resulted in increased demand or constrained supply and escalating oil and energy prices. These included, among others, the transition of emerging markets to higher energy consumption, actual and proposed pricing or taxation of carbon emissions, unrest and potential conflict in the Middle East as well as the recent armed conflict between Russia and Ukraine. In particular, the recent hostilities between Russia and Ukraine triggered the imposition of retaliatory measures, and could result in further measures in the future, by the United States, the EU, the United Kingdom, the North Atlantic Treaty Organization (“NATO”) and other jurisdictions against Russia. These and any additional measures, including sanctions or export controls, as well as any countermeasures taken by Russia or other jurisdictions, have led to, and may lead to additional, increases in oil and energy prices, given Russia’s role as a major global exporter of crude oil and natural gas.
Papua New Guinea
In PNG, power generation and distribution is supplied by the state utility, PNG Power Limited. This utility is severely financially constrained, with aging and poorly maintained infrastructure subject to disruptions in electrical power supply. Currently, our Hidden Valley mine and projects receive approximately 70% of their daily demand from PNG Power Limited, with the balance generated by the Hidden Valley mine's own diesel power station. Although the mine has the capacity to self-generate by means of diesel-generated power when required, the cost of this power will fluctuate with changes in the oil price. Furthermore, our ability to rely on our own generation is dependent on transport logistics and our ability to deliver sufficient volumes of fuel to the diesel power station.

Disruptions in electrical power and other energy supply or substantial increases in electricity tariffs or the cost of oil or natural gas could have a material adverse effect on our business, operating results and financial condition.
See Item 5: “Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2023 – Environment – Climate change, energy and emissions management” on pages 125 to 131.
Illegal mining and other criminal activity at our operations, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability
The activities of illegal and artisanal miners, which include theft, has increased over the years and had become more violent and threatens both the safety of employees and sustainability of the mining industry. Artisanal and illegal miners are active on, or adjacent to, several of our properties, but are mostly active on surface the last year. Artisanal and illegal miners at times may lead to interference with our operations and results in conflict that presents a security threat to property and human life. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanal-mined gold is channeled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.
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
Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls. We expect cost increases to continue in fiscal 2024 across our operations, including as a result of factors such as the price of oil, inflationary increases and labor costs. See “— Rising inflation, including as a result of Russia’s invasion of Ukraine, have had a material adverse effect on our business, operating results and financial condition”.
Our mining operations have experienced significant impacts from the widespread shortages of steel and chemical reagents throughout South Africa. These shortages can be attributed to the ongoing consequences of the power outages and unplanned breakdowns that resulted in issue of force majeures in fiscal 2023, as these affect optimal plant production output. Concurrently, the steel and chemical industry has witnessed a surge in protests related to wage concerns. This trend has affected major local steelmakers and retailers, making it challenging for them to meet the increased demand for steel. The national shortage of steel, primarily due to intermittent plant breakdowns and protest-related disruptions, is having adverse effects on numerous engineering companies within our extensive supply chain network, regardless of their size. Consequently, the availability of mining inputs, specifically steel and chemical reagents, is being adversely affected. Our suppliers of essential reagents such as sodium cyanide, hydrochloric acid, and caustic soda are similarly facing challenges in meeting our requirements due to ongoing plant breakdowns and disruptions associated with the power disruptions.
The pricing of consumables could continue to be significantly impacted by these challenges, particularly if shortages become more prevalent. Factors such as global supply and demand dynamics, governmental regulations including import parities on steel and chemical-related products, and industrial actions, may contribute to price fluctuations. A sustained interruption in the supply of these consumables would necessitate swift identification of alternative suppliers, potentially resulting in higher costs. Moreover, such interruptions could adversely affect our ability to pursue our development projects. Any significant increase in the prices of these consumables would escalate operating costs and have adverse effects on profitability. Consequently, this could impact our financial condition and results of operations.

Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
We have global insurance policies covering general liability, directors’ and officers’ liability, cyber-security, and accidental loss or material damage to our property, including resultant business interruption. The costs of maintaining adequate insurance coverage, continue to increase and may continue to do so in the future, thereby adversely affecting our operating results.
We have comprehensive third-party liability coverage, including for unforeseen sudden and accidental environmental liabilities, however we may also be subject to liability for pollution or other hazards against which we have not insured or cannot insure, including those for past mining activities. We also maintain property and liability insurance consistent with industry practice, but as with all insurance policies this insurance contains exclusions and limitations on coverage.
In addition, there can be no assurance that insurance will be available and at economically acceptable premiums. As a result, our insurance coverage may not cover claims against it relating to certain environmental or industrial accidents, pollution or public health emergencies, data protection and cybersecurity breaches and other events that could disrupt our operations, such as Covid-19, which could have a material adverse effect on our financial condition.
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
We compete with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating our business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs and women in mining in South Africa, and the global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees. Should we lose any of our key personnel, our business may be harmed and our operational results and financial condition could be adversely affected. See Item 4: “Information on the Company – Business Overview – Regulation – Labor Relations” and “Integrated Annual Report for the 20-F 2023 – Social – Caring for our employees” on pages 188 to 196.
Although it is presently uncertain the extent to which, and how, the PNG Department of Commerce and Industry’s draft Papua New Guinea National Content Policy for Resource Sectors 2023-2027 will be applied to our current operations and projects in PNG, if the localization of the workforce policy provisions are introduced, we believe that they would severely restrict the utilization of offshore-based “fly-in, fly out” expatriate employees, and potentially also result in a tightening of legislation around the granting of work permits and visas to foreign skilled employees. This would, in turn, adversely affect our ability in PNG to engage and retain appropriately skilled human resources, and could necessitate the application of additional resources to the construction or provision of housing for residential employees, and the recruiting and training of local landowners and landowner businesses, all of which may have an adverse effect on our business, operating results and financial condition.
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
Our operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on our results of operations and financial condition.
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
Although it is presently uncertain the extent to which, and how, the PNG Department of Commerce and Industry’s draft “Papua New Guinea National Content Policy for Resource Sectors 2023-2027" will be applied to our current operations and projects in PNG, if these provisions are introduced, we believe they will prescribe increased levels of participation by locally-owned businesses in the provision of goods and services, which could adversely affect our ability in PNG to manage the costs of goods and services to our operations, which would, in turn, have an adverse effect on our business, operating results and financial condition.
We are dependent on a number of highly-integrated communication and IT systems, any disruption to which could have an adverse effect on our results of operations and financial condition
We utilize and rely on various internal and external IT systems to support our business activities. Damage or interruption of our IT systems, whether due to accidents, human error, natural events or malicious acts, may lead to disruptions to our business operations and/or essential data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition.

Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in our deposits and stockpiles. They represent the amount of metals that we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC, 2016”). For the purposes of this report on Form 20-F, our Mineral Resources and Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Calculations of our mineral reserves are based on estimates of:
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
We are subject to the risk of litigation, the causes and costs of which are not always known
We are subject to litigation, arbitration and other legal proceedings arising in the normal course of business, and we may be involved in disputes that may result in litigation. Potential future litigation may arise from a variety of causes, including among other things, business activities, environmental, health and safety matters, share price volatility, unlawful community protest actions and failure to comply with disclosure obligations. The results of litigation, arbitration and other legal proceedings cannot be predicted with certainty, but could include costly damage awards or settlements, fines, and the loss of licenses, concessions, or rights, among other things.
In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations.
We are subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R549 million has been recognized at June 30, 2023, for our potential cost to settle the silicosis and TB class actions that have been instituted against us in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on our financial position. For further information, see Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and “Integrated Annual Report for the 20-F 2023 – Social – Health” on pages 180 to 187 for further information. See note 27 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
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
In PNG, it is proposed to utilize deep sea tailings placement (“DSTP”) as the tailings management method for the Wafi-Golpu Project, which method is authorized under the environment permit issued for the project. The grant of the permit is currently the subject of two judicial reviews, the first applied for in March 2021 by the previous Governor of the Morobe Province in PNG, who was opposed to DSTP, and the second in December 2022 by coastal villagers represented by the Centre for Environmental Law and Community Rights Inc. ("CELCOR"). The present Governor, who was appointed in September 2022, is not opposed to DSTP and has stated publicly that he intends to withdraw his proceedings, but has not yet done so. Notwithstanding the change of position of the Governor or the outcome of the judicial review instituted by CELCOR, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which could have a material adverse impact on the Wafi-Golpu Project.
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
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or to make acquisitions of primarily gold and copper producing companies or assets. For example, with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. In October 2022, Harmony entered into an agreement with Copper Mountain Mining Corporation ("Copper Mountain"), to acquire its wholly-owned Eva Copper Project and its 2,295km2 exploration land package in Queensland, Australia. The acquisition was completed in December 2022. See “– Risks Related to Our Corporate and Financing Structure

and Strategy – We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations. We may not have full management control over future joint venture partners”. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.
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
For us, this includes, in particular, the safe operation of our mines, mitigating our impact to local environments and affected communities, reducing GHG emissions in line with our voluntary commitments, working to high ethical standards, maintaining a healthy work culture, protecting and promoting human rights, operating to acceptable levels of compliance and focusing on supplier credibility. If our performance fails to meet internal or adopted external ESG standards, or we otherwise fail to satisfy stakeholder expectations with respect to our commitments and performance, regardless of whether there is a legal requirement to do so, such failure could result in reputational damage to and litigation against us and our business, losing our license to operate, financial condition, and/or share price could be materially and adversely affected.
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
We are subject to extensive environmental regulations in the countries in which we operate
As a gold mining company, we are subject to extensive environmental regulation. These regulations relate to, among other things, the protection of the environment, pollution prevention, water management, adequate waste disposal practices, promoting biodiversity conservation measures, occupational health and safety, including mine safety, toxic substances and the closure of mining operations. We expect the trend of rising production costs due to compliance with environmental laws and regulations in South Africa, Australia and PNG to continue.
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
Under the MPRDA, a mining title holder remains responsible for any environmental liability, pollution, ecological degradation, the pumping and treatment of extraneous water and the sustainable closure of mining operations until such time as the Minister issues a closure certificate. Notwithstanding this, the NEMA states that a mining right holder will remain responsible for these obligations even after a closure certificate is issued. In a recent High Court judgement (Ezulwini Mining Company (Pty) Ltd v Minister of Mineral Resources and Others), the court found that upon a proper interpretation of the relevant provisions of the MPRDA and NEMA, mining companies are obliged to continue to pump and treat extraneous water from their underground mining areas until authorized to cease pumping following the issuance of a closure certificate by the Minister.
In South Africa, until such time as a closure certificate is issued, a mining right holder is required to assess annually the environmental liabilities associated with the mining operation (including the pumping and treatment of extraneous water) and put up financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. This financial provision may be released when the Minister issues a closure certificate. However, he or she may determine to retain a portion of the financial provision in perpetuity for any latent environmental liabilities.
The manner in which the amount of the financial provision is calculated may in future be regulated under the Financial Provision Regulations, 2015 (as they may be amended), which were published by the Minister of Environmental Affairs in November 2015. Prior to this, the amount of financial provision has been calculated pursuant to the Guideline Document for the Evaluation of the Quantum of Closure-related Financial Provision Provided by a Mine (the “DMRE Guidelines”) of the DMRE. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations. The proposed Financial Provision Regulations, 2015 place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
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
Compliance with these obligations would result in a significant increase in the required financial provision and, consequently, has been strongly opposed by the mining industry. In response to this opposition, the Department of Forestry, Fisheries and the Environment (“DFFE”), the competent authority for drafting the Financial Provision Regulations, 2015, undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. Draft amendments to the Financial Provision Regulations, 2015 were published by the Minister of the DFFE ("Environment Minister") in May 2019, August 2021 and again in July 2022. We have submitted comments on these latest draft amendments in an effort to address some of the remaining issues. In light of this the ongoing consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 was extended to September 19, 2023. On May 19, 2023, the Environment Minister published a further notice of her intention to extend further the period for mining companies to comply with the Financial Provision Regulations, 2015 to February 19, 2024. It is likely that the financial provision calculation will be more stringent than the calculations under the DMRE Guidelines and we may have to adjust our financial provision.
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
Other key environmental legislation includes the South African National Water Act, 36 of 1998 (“NWA”), the National Environmental Management: Air Quality Act, 39 of 2004 (the "Air Quality Act"), the National Environmental Management: Waste Act, 59 of 2008 (the "Waste Act"), the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”), and the MPRDA. The National Environmental Management Laws Amendment Act, 2 of 2022 (“NEMLAA”) was assented to on June 21, 2022. The majority of the provisions in NEMLAA came into effect on June 30, 2023, as determined by the Environment Minister. The NEMLAA contains numerous amendments to NEMA, many of which are intended to resolve several issues linked to the roll-out of the "One Environmental System" including the jurisdiction, responsibility and enforcement powers of the DFFE, DMRE and local authorities. The NEMLAA has been described as the most significant piece of environmental legislation since the implementation of the One Environmental System, bringing with it a major shift in South Africa’s environmental legislative landscape. One of the material amendments arising from the NEMLAA is that the Environmental Minister may prescribe that financial provision is set aside for activities which historically have not been required to put up financial rehabilitation including the reclamation of historic residue stockpiles and deposits.
In terms of the NEMLAA amendments, the financial provision retained by the Environment Minister must be transferred to an account administered by the Environment Minister or, where the financial provision is an insurance policy, the Environment Minister must access the funds. Harmony will have no right to regulate the way these funds are spent to rectify any latent and residual environmental impacts. Notwithstanding this, Harmony will remain liable for any such liabilities. If the latent and residual environmental liabilities do not materialize, there is no mechanism in terms of which the funds will be returned to the holder. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection - South Africa”.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.

Australia
In the State of Queensland, mining operations are subject to the Environmental Protection 1994 Act (Qld) (the "Queensland EPA") and Environmental Protection Regulations 2019. The Queensland EPA and Regulations prescribe the preparation and assessment of environmental impact studies for purposes of the issuance of Environmental Authorities, which are assessed by the Queensland Department of Environment and Science. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection – Australia”.
Eva Copper Mining Pty Limited is the holder of an Environmental Authorization for the Eva Copper Project, issued under the Queensland EPA. The Environmental Authorization will be amended from time to time to align with project updates and optimizations.
In addition, various other environmental legislation applies, including the Commonwealth Environment Protection and Biodiversity Conservation Act 1999 (“EPBC Act”) and the National Greenhouse and Energy Reporting Act 2007(“NGER Act”).
The EPBC Act is administered by the Commonwealth Department of Climate Change, Energy, the Environment and Water (the "DCCEEW") and provides a legal framework to protect and manage unique plants, animals, habitats and places in Australia. Projects that could have a significant impact on Commonwealth protected matters must be referred to the Commonwealth Minister for Environment, who will determine whether the proposed action requires assessment and approval under the EPBC Act. The decision to refer a project under the EPBC Act is a self-assessment process. The Eva Project does not hold any approvals under the EPBC Act.
In 2021, a desktop assessment was completed which determined that the Eva Copper Project is unlikely to have a significant impact on Commonwealth matters of national environmental significance ("MNES") and therefore referral under the EPBC Act was not required. Referrals under the EPBC Act may be necessary to support future amendments and will be assessed and determined on a case-by-case basis.
The NGER Act establishes the NGER Scheme, which is a national framework for reporting greenhouse gas emissions, greenhouse gas projects and energy consumption and production by corporations in Australia. The NGER Act makes registration and reporting mandatory for corporations whose energy production, energy use or greenhouse gas emissions meet specified thresholds.
In addition to reporting obligations, the NGER Act introduces a mechanism (the “Safeguard Mechanism”) that provides a framework for Australia's largest emitters to measure, report and manage their emissions. It does this by requiring large facilities, whose net emissions exceed the Safeguard Mechanism threshold, to keep their emissions at or below emissions baselines. The Safeguard Mechanism applies to facilities with scope 1 covered emissions of more than 100,000 tonnes of carbon dioxide equivalent ("CO2-e") per year. Reforms to the Safeguard Mechanisms came into effect on July 1, 2023 which apply a decline rate to facilities’ baselines so that they are reduced predictably and gradually over time on a trajectory consistent with achieving Australia’s emission reduction targets of 43% below 2005 levels by 2030 and net zero by 2045.
As part of the feasibility study currently in progress, the Eva Copper Project is quantifying its predicted emissions under the NGER Act to determine the potential applicability of monitoring and reporting obligations and the Safeguard Mechanism.
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
An Environmental impact Statement ("EIS") is required when projects are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. The PNG Government will use the EIS as the means to assess a project's impacts, in accordance with statutory processes, and decide whether the Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director of the Conservation and Environment Protection Authority ("CEPA") may grant a Level 3 environment permit for the project.
In 2010, the PNG Government engaged the Scottish Association for Marine Science ("SAMS") to conduct an independent assessment of DSTP systems in PNG in 2010 with consideration to international best practice, and to prepare Draft General Guidelines for DSTP in PNG (SAMS 2010). These guidelines are referenced in the PNG Government’s Terms of Reference for an EIS for DSTP projects.
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

Failure by Harmony to comply with the conditions of our mining rights and mineral rights legislation in any of the jurisdictions in which we operate may cause us to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on our business, operating results and financial condition.
See "Integrated Annual Report for the 20-F 2023 – Environment – Environmental management and stewardship” on pages 113 to 119 for further discussion on the applicable legislation and our policies on environmental matters.
The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
We have operations in South Africa, Australia and PNG. As a result, changes to or instability in the social, economic or political environment in any of these countries or in countries proximate to them could affect an investment in us. Without limitation, political risks may include the following: political instability and terrorism; nationalization; change in legislative, regulatory or fiscal frameworks; renegotiation or nullification of existing contracts, leases, permits or other agreements; restrictions on repatriation of earnings or capital; changes in laws and policy; and socio-economic risks including civil unrest and criminality. The impact of future long-term health related issues may heighten social tensions and demands, as individuals look to the mining industry for job creation opportunities and other resources and benefits.
South Africa
In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalization of the SARB. Since the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalize the SARB, which have created uncertainty around this issue, notwithstanding that the SARB’s independence is constitutionally guaranteed. Although statements of the African National Congress (“ANC”), the current ruling party, suggest that nationalizing the SARB is still part of their policy, it appears that the nationalization process has been put on hold and a final resolution of the matter is still pending.
Papua New Guinea
In PNG, the government of Prime Minister James Marape has advocated a policy of "Take Back PNG", intended to increase the PNG Government’s share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by State-owned enterprises. In addition to a comprehensive ongoing review of PNG’s mining regime, this policy has witnessed the passage of the Mining (Amendment) Act 2020 which empowers the PNG Government to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement, and the tabling of the PNG Organic Law, which envisages the transfer of ownership of minerals from the PNG Government to a SOE not subject to the PNG Mining Act.
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
•    processing plant fire and explosion;
•    critical equipment failures;
•    inability to access methane filled shafts for rehabilitation;
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
Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and beyond, our legal obligations could result in legal suits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition: we are finding increasing expectations on our business to provide social investment beyond our legal obligations especially as communities demand services and basic infrastructure from companies such as Harmony (where local government has failed the communities)
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as our company, in particular, face increasing public scrutiny of their activities.
Like other mining companies, we are under pressure to demonstrate that while we seek a satisfactory return on investment for shareholders, other stakeholders including employees, contractors, regulators, communities surrounding the operations and the countries in which we operate, also benefit from our commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on the social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, social spending obligations and investor withdrawal. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in ESG performance by us and others.
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
Australia
Mining in Australia is subject to the Native Title Act 1993 (Cth) (the “Native Title Act”). Any "future act" on land or waters that will affect native title rights and cultural heritage interests is subject to native title processes intended to protect such rights and interests through a right to negotiate enabling affected parties to reach agreement on the terms of consent concerning the proposed future acts, including monetary compensation, employment and training, contracting opportunities and cultural heritage. These arrangements are captured in Indigenous Land Use Agreements, which are then registered with the National Native Title Tribunal.
Papua New Guinea
In PNG, we are required under the PNG Mining Act and PNG Environment Act to pay landowners compensation for any loss or damage sustained by them arising from our exploration or mining activities. In certain prescribed instances, the quantum of these payments is regulated, or otherwise is the subject of negotiation (and determination by a mine warden in the event of disagreement).
In addition, it is practice under the PNG mining regime for mining tenement holders to enter into a negotiated Memorandum of Agreement (“MOA”) (also referred to as a community development agreement) with the PNG Government, the affected provincial and local level governments, the affected landowner(s) and other stakeholder organizations regarding the sharing of benefits (e.g. royalties payable to the PNG Government) derived from the mining operations and other social performance objectives.
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

It will similarly be necessary to enter into a Wafi-Golpu MOA in the course of the permitting of the Wafi-Golpu Project.
Cultural heritage sites are protected under the PNG Conservation Areas Act 1978, which regulates the conservation of sites having particular historic, scientific and social importance in coordination with the provisions of environmental permits issued under the PNG Environment Act, and archaeological permits issued by the PNG National Museum and Art Gallery.
Delays in projects attributable to a lack of community support or community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of implementing these and other measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact our reputation, business, operational results and financial condition. See "Integrated Annual Report for the 20-F 2023 – About Harmony – Our material matters" on pages 46 to 51 and "– Stakeholder engagement” on pages 52 to 57.
We may not be able to meet our ESG targets
We have announced a range of net zero and other ESG-related targets for the next five years, including environmental management, land rehabilitation, climate change, energy and emissions management, water use optimization, tailings and waste management, air quality, biodiversity and conservation, employee health and safety, wellness and healthcare, community empowerment, corporate social investment and corporate governance. We cannot guarantee that we will meet all these targets. For instance, the climate crisis cannot be addressed by Harmony, or any organization, on its own. Our progress is dependent not only on our own actions but on (i) the governments of the countries in which we operate, (ii) clear, early regulatory policy to help drive the change needed to meet our targets and (iii) actions of those in our value chain and wider society. Failure to meet these targets could have a material adverse effect on our business, operating results and financial condition, as well as pose reputational and litigation risks. See "Integrated Annual Report for the 20-F 2023 – Environment" set forth on pages 113 to 164.
Compliance with emerging climate change regulations could result in significant costs for us
Increased global awareness that GHGs contribute to climate change has resulted in legislative mechanisms obliging companies to report GHG emissions and implement measures to reduce GHG emissions and imposing penalties or taxes on GHG emissions. The manner in which these legislative mechanisms and sustainability measures will affect the Company are set out in more detail below.
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
A number of international measures seeking to mitigate or limit GHG emissions have been ratified by South Africa, Australia and PNG, including the Paris Agreement, a treaty negotiated at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”), pursuant to which member countries set out the manner and period in which they plan to reduce emissions. This commitment or “nationally-determined contribution” is informed by each member country’s circumstances.
Pursuant to South Africa’s nationally-determined contribution, GHG emissions will peak between 2020 and 2025, plateau from 2025 to 2035 and thereafter decline from 2036 onwards.
The Australian government has committed to reaching net zero emissions by 2050 and, in 2022, announced additional emissions reduction targets of 43% on 2005 levels by 2030.
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
•    a trade exposure allowance;
•    a performance allowance;
•    a carbon budget allowance; and
•    an offset allowance.
These allowances reduce the effective carbon tax rate to between R6 and R48 per tonne of GHG. Pursuant to section 19 of the Carbon Tax Act, the South African Minister of Finance ("Minister of Finance") must make regulations regarding: the sub-sector GHG emissions intensity benchmark required in order to calculate the performance allowance; the manner in which the trade exposure allowance must be determined; and carbon offsets. To date, only the carbon offset regulations under the Carbon Tax Act have been promulgated, which set out the eligibility criteria for carbon offset projects, a procedure for taxpayers claiming the carbon offset allowance, and administration of the offset system. The South African National Treasury published amendments to the carbon offset regulations in March 2021, which among other things stated that the carbon offset regulations were amended to clarify that carbon credits from approved “clean development mechanism” projects issued under national registries will be eligible for carbon offsets. The intensity benchmark regulations and trade exposure regulations are still only in draft form. In respect of carbon budgets, the South African government has undertaken to consult with industry to ensure an “optimal combination” of mitigation actions that strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.
On February 18, 2022, the DFFE introduced the Climate Change Bill, 9 of 2022 (the “2022 Climate Change Bill”), for public consultation. The 2022 Climate Change Bill would impose carbon budgets on entities in certain high-emitting industries, such as mining. It also requires companies, including Harmony, to submit pollution prevention plans covering the period from January 1, 2021 to December 31, 2025. The carbon budgets are intended to operate as statutory limits for CO2e emissions in excess of which may entail a fine, or other punitive measures. It is expected that the Carbon Tax Act will be aligned with the 2022 Climate Change Bill, such that it will set out the amount that companies will be required to pay for CO2e emissions exceeding the applicable carbon budget. Further, if the 2022 Climate Change Bill is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.
The first carbon tax payment for the period from June 1, 2019 to December 31, 2019 was originally due on July 31, 2020, but was extended to October 31, 2020 due to the Covid-19 pandemic. Carbon tax reporting and payment for 2020 was due on July 29, 2021, with details and requirements related to reporting available on the South African Revenue Service’s website.
Our tax liability due to the carbon tax has been provisionally estimated post 2030. However, at this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, we have set our internal carbon price (for the South African operations) to match that of the carbon tax. We may also be liable for potential pass-through costs from our suppliers in the short term from increased fuel prices. Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act 91 of 1964 ("Customs and Excise Tax"), as part of the current South African fuel levy regime. The carbon tax on liquid fuels will be imposed at the fuel source. It is estimated that the increased fuel price would be R0.13/liter. This will have an impact on our operational expenses.
The carbon tax poses a relatively low cost to us until December 31, 2025 after which it is anticipated that the “allowances” discussed above will be reduced and the tax will be increased. It is also anticipated that carbon taxes will be imposed on electricity usage generated from fossil fuels. The impact of the carbon tax on us arising from electricity usage after December 31, 2025 is estimated to range from R100m to R600m by 2030~~.~~
The new escalations incremental rate % increases, effective on a calendar year basis, are as follows and based on unmitigated projections:
•R159 in 2023 (up 10% from R144 in 2022)
•R190 in 2024 (20%)
•R236 in 2025 (24%)
•R308 in 2026 (30%)
•R347 in 2027 (13%)
•R385 in 2028 (10%)
•R424 in 2029 (10%)
•R462 in 2030 (9%).

Although these rates as well as the longer term assumptions have been built into our business plans, with a 300% absolute increase in the price of carbon over the next seven years, it is set to put significant pressure on our business.
The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to approximately 15% of our cash costs in South Africa. While cost management is clearly a strategic issue for us, of even greater importance is that energy supply be constant and reliable, given the implications of a loss of energy on both production and health and safety. Additional taxes on energy will affect us significantly, as will regulation that may include, among other things, emission measurement and reduction, audit processes and human resource costs. There is some sentiment expressed by South African National Treasury that the taxes may be increased but this is not supported by regulation at present.
Assessments of the potential impact of future climate change regulation are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.
Climate Change legislation and policy
South Africa
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
Australia
Australia has recently passed the Climate Change Act 2022 (Cth) which enacted the 2030 and 2050 targets in legislation. The Australian government has also progressed reforms in a number of sectors to align with its climate targets, including amendments to the Safeguard Mechanism, the primary tool to limit emissions from large emitting facilities. See “– We are subject to extensive environmental regulations in the countries in which we operate – Australia”. Such regulatory initiatives and related costs, while they are not expected to have significant impact in the near term, could have a material adverse effect on the business, operating results and financial condition in the future.
PNG
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
See "Integrated Annual Report for the 20-F 2023 – Environment – Environmental management and stewardship", and "– Climate change, energy and emissions management” on pages 113 to 119 and 125 to 131 for disclosure regarding our GHG emissions.
Climate change may present physical risks to our operations and carbon tax projections may have serious financial implications to our business profitability and sustainability
Our operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt our operations and have a material adverse effect on our business, operating results and financial condition.
The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
Our operations are subject to health and safety regulations which could impose significant cost burdens.
South Africa
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
The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds. On January 31, 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. See Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and "Integrated Annual Report for the 20-F 2023 – Health” on pages 180 to 187 for further information. See note 27 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
At June 30, 2023 the provision in our statement of financial position was R820 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates and fluctuations in foreign exchange rates.
Australia
Operations in the State of Queensland, where our Eva Copper Project is situated, are subject to similar duties and powers, including under the following laws and regulations: the MQSH Act and the MQSH Regulations.
We are not aware of any occupational health claims, including class actions or similar group claims, presently being made in relation to any of our operations in Queensland, but as a mining operator there is a risk we could be subject to such claims in the future. There is also a risk that the cost of providing health services, complying with applicable regulations, and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate
Papua New Guinea
Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: the PNG Mining (Safety) Act, the PNG Mining Safety Regulation 1935 (updated in 2006), the PNG Mining Act, the Industrial Safety, Health and Welfare Act 1961 (PNG), the Industrial Safety, Health and Welfare Regulations 1965 (PNG) and the PNG Environment Act. In June 2021, the PNG Ministry of Mining released the draft Mine & Works (Safety & Health) Bill 2021 which, if enacted in its present form, will repeal and replace the PNG Mining (Safety) Act.
We are not aware of any occupational health claims, including class actions or similar group claims, presently being made in relation to any of our operations in PNG, but as a mining operator there is a risk we could be subject to such claims in the future. There is also a risk that the cost of providing health services, complying with applicable regulations, and implementing various programs could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.

If we or any of our subsidiaries in South Africa, Australia or PNG were to face a significant number of additional such claims and the claims were suitably established against it, the payments of compensation to the claimants could have a material adverse effect on our results of operations and financial condition. In addition, we may incur significant additional costs, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any), and expenditures arising out of our efforts to resolve any such claims or other potential actions, any of which could have a material adverse effect on our results of operations and financial condition.
Our operations are subject to water use and other licenses, which could impose significant costs
South Africa
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
In addition to the licensing requirements mentioned above, the NWA imposes a duty of care on us to take reasonable measures to prevent pollution or contamination of water resources. The nature and extent of the reasonable measures will depend on the circumstances of each case. If we fail to implement the measures required of it, a directive may be issued by the competent authority instructing us to implement certain measures within a prescribed period. Failing to comply with a directive is an offense and may result in prosecution and the penalties contemplated above. In addition, the competent authority could implement the necessary measures using its own methods and resources, and thereafter recoup the costs from us.
Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of Acid Mine Drainage ("AMD") at any of our mines could affect our ability to comply with our water use license requirements.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations and we are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and Regulations Pertaining to Environmental Protections in South Africa – NEMA”. Refer to "– Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results".
Australia
Under the conditions of the mining leases for the Eva Copper Project, Eva Copper Mine Pty Limited is permitted to construct groundwater bores within the area subject to the mining leases.
To authorize the uptake of groundwater from a bore/borefield, a water license is required only if the bore is in an area where groundwater is managed (i.e. within an identified groundwater unit of a relevant water plan). This is not presently the case for the Eva Copper Project. If at any future stage the Project considers groundwater supply from any listed Great Artesian Basin groundwater management units, a water license will be required and we would be required to comply with the terms of such license.
Should we breach any obligations in complying with the provisions of any permit or license or any laws and regulations under which they were issued, our permit or license could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
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
Should we breach any obligations in complying with the provisions of our environment permit or the PNG Environment Act, our permit could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
See "Integrated Annual Report for the 20-F 2023 – Environment – Water use” on pages 132 to 137.
Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, results of operations and reputation
Mining companies face inherent risks in their management of uneconomical milled ore residue and water, known as tailings, which includes the operation of tailings storage facilities and other tailings disposal systems, like DSTP. Tailings storage facilities are engineered structures built for the containment of tailings, and DSTP facilities are engineered pipeline and mixing infrastructure for the placement of tailings in the sea.
We presently operate only tailings storage facilities, but DSTP is the approved tailings management system for the proposed Wafi-Golpu Project. The proposed use of DSTP facilities at the Wafi-Golpu Project may expose us to reputational risk.
The use of tailings storage facilities exposes us to certain risks, including the failure of a tailings dam due to events such as high rainfall, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of our tailings storage facilities could lead to the loss of human life and extensive property and environmental damage.
We maintain measures to manage the safety of our tailings storage facilities, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, our Code of Practice and undertakes routine reviews by independent consulting companies.
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
Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on our business, operating results and financial condition. See "Integrated Annual Report for the 20-F 2023 – Environment – Tailings and waste management” on pages 138 to 144.
We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu, Mponeng, Mine Waste Solutions ("MWS") and Moab Khotsong, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMRE and affected mining companies are involved in developing a regional mine closure strategy. In view of the status of the Financial Provision Regulations, 2015, no reliable estimate can be made for any possible obligations or liabilities, which could be material and have an adverse impact on our financial condition.
See “—Risks Related to Our Industry - We are subject to extensive environmental regulations in the countries in which we operate”.
We are implementing the following steps to ensure that funds are available to top up our financial provision, if necessary:
•    facilitating concurrent rehabilitation;
•    re-purposing infrastructure and mining affected land; and
•    accelerating mine closure rehabilitation where operations have reached the end of its geological life.
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
Risks Related to Our Corporate and Financing Structure and Strategy
Our inability to maintain effective disclosure controls and procedures, and an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements and other disclosures
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We have invested in resources to manage the documentation and assessment of our system of disclosure controls and our internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting, financial statement preparation and other disclosures. If we were unable to maintain effective disclosure controls and procedures as well as an effective system of internal control over financial reporting, investors may lose confidence in the reliability of our financial statements, and this may have an adverse impact on investors’ abilities to make decisions about their investment in us. See Item 15: “Controls and Procedures”.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture partners
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. In December 2022, Harmony acquired its Eva Copper Project in Queensland, Australia.
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
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet, resulting in impairments
We review and test the carrying value of our assets when events or changes in circumstances suggest that this amount may not be recoverable and impairments may be recorded as a result of testing performed.
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
As at June 30, 2023, we had substantial amounts of property, plant and equipment and other assets on our consolidated balance sheet. There were no impairment charges relating to property, plant and equipment, and other assets recorded in fiscal 2023. If management is required to recognize impairment charges in the future, this could have a material adverse effect on our results of operations and financial condition.

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
The occurrence of any of these events could adversely affect our results of operations and our financial condition. See “ – The impact from, and measures taken to address the Covid-19 pandemic, as well as other infectious diseases, such as HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.”
Our ability to service our debt also depends on the amount of our indebtedness. During fiscal 2023 we acquired the Eva Copper Project in Australia for a cash consideration of US$180 million. This was funded from undrawn debt facilities which increased our net debt level. Higher gold prices in the latter half of the year improved our cash flow and as a result we repaid a portion of the debt before the end of fiscal 2023.
In May 2022 we entered into a US$400 million sustainability-linked syndicated term and revolving credit facility, a R2.5 billion sustainability-linked revolving credit facility, as well as a R1.5 billion Green term loan. The first two facilities have a three-year term and include two extension options of one year each and the last facility has a six and one-half year term. The extension option on the US$400 million sustainability-linked loan was exercised during the year, extending the maturity date to May 2026. At June 30, 2023, US$200 million was drawn against the US$ facility but there was no amounts drawn against either of the Rand facilities. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash flows from financing activities” and “- Outstanding Credit Facilities and Other Borrowings”.
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
We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining and potentially the expropriation of mining assets without compensation
With increasing resource nationalism in recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have imposed greater participatory imposts on the mining industry. In South Africa, draft legislation has been proposed that would envisages greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, an increase in the South African government’s holdings in mining companies and potentially the expropriation of mining assets without compensation. Such imposts, whether in the form of taxes, royalties and levies, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, are an increasing feature of the global mining industry and could materially adversely affect our business, operating results and financial condition. See Item 4 "Business Overview - Land expropriation", "- Assessed losses", "- Base erosion and profit shifting" and "- Renewable energy".
Australia
Harmony Gold Australia Pty Ltd ("HGA") is the head company of the South-east Asia Group, and the holding company for the Harmony assets held in Australia and PNG. HGA acquired 100% of the shares in Copper Mountain in December 2022 which included acquisition of the Eva Copper Project in Queensland, Australia.
Australia operates a system of self-assessment with regard to taxation and the Australian Taxation Office ("ATO") accepts the information given in relevant filings and disclosure as complete and accurate. The ATO will review information provided if they have reason to think information provided is not complete or accurate or if a transaction is considered high risk.
We believe that the key risks in relation to the Australian operations are:
•Transfer pricing risk in relation to interest free loans advanced from HGA to its PNG subsidiaries and related parties: The appropriateness of the interest free nature of the loans is currently subject to an ATO review. Harmony has provided its response and analysis to the ATO pending feedback; and
•Ability to use tax losses inherited by Copper Mountain against taxable income of the Eva Copper Project once it reaches production: ATO is likely to review and assess whether the relevant business continuity tests are satisfied to allow these losses to be utilized and deducted against project income in the future.

Papua New Guinea
In PNG, taxes take a variety of forms.
Taxes on Group companies are governed by the PNG Income Tax Act 1959 ("PNG Income Tax Act") and the Goods and Services Tax Act 2003, while under the PNG Mining Act and the Mineral Resources Authority Act 2018, holders of mining leases must pay royalties to the PNG Government based on production (currently 2% of the net proceeds of sale of minerals).
In addition to the PNG Government’s entitlement to taxes and royalties, all tenement holders pay area-based rents and mining lease holders pay a mineral production levy (currently 0.5% of assessable income derived by a producer of minerals) to the PNG MRA. In addition, CEPA imposes "user pays" levies.
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
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. Over that period, various draft revisions of the PNG Mining Act have been submitted to the PNG Chamber of Mines and Petroleum for its comments, most recently in 2018 and 2020. Proposed revisions include significant increases in the rate of royalties payable to the PNG Government, and changes to the terms governing the PNG Government's option to purchase an interest in a mineral discovery. If enacted and applied to our operations and projects in PNG, these revisions could have a material adverse effect on our business, operating results and financial condition. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of the PNG Chamber of Mines and Petroleum, and directly with the PNG MRA, the CEPA and the DMPGM.
A new Income Tax Act (to simplify and modernize the PNG income law) is in the process of being drafted and is expected to be passed in the 2024 budget, with an expected commencement date of January 1, 2025. If enacted, there will be a transition period of 13 months given to taxpayers to enable them to familiarize themselves with the new Income Tax Act and its requirements. The draft regulations are expected to ready in the first half of 2024 and will be circulated for consultation. The income tax act will include the introduction of a capital gains tax, which is expected to tax capital gains at a rate of 15%.
To date, the key outstanding issue is the transitional rules for treatment of existing Mining Capital and Exploration Expenditure, which rules are still to be written. We understand that these rules will be drafted and included in the final draft of the legislation that is currently in progress.
The effect of the proposals, measures and developments described above, as well as the imposition of additional restrictions, obligations, operational costs, taxes or royalty payments, could have a material adverse effect on Harmony’s business, operating results and financial condition.
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
As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
We have a Deferred Share Plan as part of our new Total Incentive Plan that came into effect in 2020. Our shareholders have authorized up to 25,000,000 shares of the issued share capital to be used for this plan.
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through the share plan.
A new ESOP is being considered in collaboration with all stakeholders to further create and enhance shared value for all beneficiaries and will be implemented in 2024, subject to shareholder approval.
The continued status of South Africa’s credit rating as non-investment grade, as well as the recent grey-listing of South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favorable terms, or at all
Over the past several years, the slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings.
Currently, South Africa’s sovereign credit is rated as non-investment grade: Fitch has assigned South Africa a sovereign credit rating of BB-, Moody’s has assigned South Africa a sovereign credit rating of Ba2 and S&P has assigned South Africa a sovereign credit rating of BB-. Most recently, on July 17, 2023, Fitch affirmed South Africa’s sovereign credit rating as BB- and maintained the outlook as stable; on April 1, 2022, Moody’s affirmed South Africa’s sovereign credit rating as Ba2 and upgraded the outlook to stable and on March 8, 2023, S&P affirmed South Africa’s sovereign credit rating as BB- and downgraded the outlook to stable.

In February 2023 the FATF, an inter-governmental body, published their 'Mutual Evaluation Report' that highlighted several shortcomings of the criminal justice system insofar it relates to the prosecution and conviction of commercial crimes as well as acts of money laundering. South Africa was classified as a country under increased monitoring (also referred to as "grey-listing").
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
We may not pay dividends or make similar payments to our shareholders in the future
Our dividend policy is to pay cash dividends only if funds are available for that purpose; specifically our policy is set at 20% of net free cash subject to future major capital expenditure and meeting solvency and liquidity requirements as well as current banking covenants. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other current or future anticipated cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act, 71 of 2008 (as amended) including its Regulations (the “Companies Act”), and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future. It should be noted that there is currently a 20% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders.
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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued to do so in fiscal 2023. These include rising inflation countered by increased interest rates, subdued economic growth and possible recessions in major economies. In addition, the past three years have been affected by Covid-19 and certain geopolitical events, such as Russia’s invasion of Ukraine, which have resulted, and may continue to result, in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:

Annual gold price: 2013 - 2023

	Price per ounce (US$)
Calendar year	High	Low	Average
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
2022	2,039	1,629	1,800
2023 (up to and including October 25, 2023)	2,048	1,811	1,928
There was a notable increase in the price of gold following the outbreak of Covid-19 and again after Russia’s invasion of Ukraine. See “- The impact from, and measures taken to address, the Covid-19 pandemic may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition”. On October 25, 2023, the afternoon fixing price of gold on the London bullion market was US$1,983.
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
Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
Fuel, energy, and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel, and mining equipment, constitute a significant portion of the operating costs and capital expenditure for a mining company. In fiscal 2023, the price of oil has experienced a consistent downward trend, primarily due to weak export data from China and increased fuel stocks in the United States. These factors have put pressure on the market's demand growth, compounded by constrained production outputs from major oil producers.
The price of oil started at US$108.92 per barrel of Brent Crude in July 2022 and reached a low price of US$74.89 per barrel in June 2023, although from July 2023 the price of Brent crude oil increased. The price of steel fluctuated between a low of US$869 and a high of US$1,074 per tonne in fiscal 2023. It is important to note that our control over the costs of these consumables is limited, as many of them are directly or indirectly influenced by the price of oil and steel. Consequently, fluctuations in the oil and steel markets can significantly impact the pricing of these essential materials.
Fluctuations in oil and steel prices have a substantial impact on both operating costs and capital expenditure estimates. In the absence of other economic fluctuations, such price variations have the potential to cause significant changes in the overall expenditure estimates for new mining projects. In certain cases, these changes could render specific projects non-viable, which would have a material adverse effect on our business, operating results, and financial condition.
Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, our revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, we may implement currency hedges intended to reduce exposure to changes in the foreign currency risk, which we started doing in fiscal 2016 and will continue as long as it remains part of our risk management policy. This hedging strategy is currently implemented up to 25% of our estimated exposure, and our unhedged foreign exchange exposure will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce our Rand revenues and overall net income, which could materially adversely affect our operating results and financial condition. See Item 11L – “Quantitative and Qualitative Disclosure about Market Risk”.
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
Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition
While inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the SARB, it began to increase significantly in the latter half of fiscal 2022. At the end of fiscal 2021, 2022 and 2023, inflation was 4.9%, 7.4% and 5.4%, respectively, in South Africa. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including raw material, transportation and labor costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Harmony’s business, operating results and financial condition.
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
At the end of fiscal 2021, 2022 and 2023, inflation was 5.0%, 6.6% and 5.7% (forecast) respectively, in PNG and 3.8%, 6.1% and 6.0% respectively, in Australia.
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
Global, social, political and economic conditions could adversely affect the profitability of our operations
Our operations and performance depend on global economic conditions. Global economic conditions remain fragile with significant uncertainty regarding recovery prospects, level of recovery and long-term economic growth effects, and have been further adversely impacted by the Covid-19 pandemic. A global economic downturn may have follow-on effects on our business. These could include:
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
Other Regulatory and Legal Risks
Breaches in our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
We maintain global IT systems to support our business activities. Our IT systems may experience service outages that may adversely impact our business activities. This includes potential cybercrime and disruptive technologies. Our vulnerability to such cyber-attacks could also be increased due to a proportion of our employees working remotely. The sophistication and magnitude of cybersecurity incidents are growing and include malicious software, attempts to gain unauthorized access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of Harmony’s IT systems or financial losses from remedial actions.

A sharp increase in ransomware-related threats has also been recorded throughout the mining industry, with several high-profile organizations experiencing disruptions. The information security management system, or ISMS, protecting our IT systems may not prevent future malicious action, including denial-of-service attacks or fraud by individuals, groups or organizations resulting in the corruption of IT systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.

South Africa’s comprehensive privacy law, the Protection of Personal Information Act, 4 of 2013 (the “POPIA”), became effective on July 1, 2020. All processing of personal information was required to comply with the POPIA’s provisions by July 1, 2021. Failure to comply with POPIA may lead to penalties and fines between R1 million – R10 million and/or imprisonment. We may also have insufficient insurance coverage for any data protection breaches, including concerning POPIA. See “– Risks Related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results, and our insurance coverage may prove inadequate to satisfy future claims”.
In Australia, our data practices must comply with the Privacy Act 1988 (Cth) ("Australian Privacy Act") and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (“OAIC”) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. Following a series of high profile data breaches in 2022 involving both government agencies and public companies, the Australian Parliament passed the Privacy Legislation Amendment (Enforcement and Other Measures) Act 2022, which introduced significantly increased penalties for serious and/or repeated privacy breaches and increased the OAIC’s ability to resolve breaches.
On May 25, 2018, the General Data Protection Regulation (“GDPR”) came into force. The GDPR is an EU-wide framework for protecting personal data being processed in or outside the EU based on certain application criteria. The GDPR enhances existing legal requirements through several new rules, including more substantial rights for data subjects’ cross-border transfer of information and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.
The interpretation and application of consumer and data protection laws in South Africa, the United States, Australia, Papua New Guinea and elsewhere are ambiguous and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is complex and could cause Harmony to incur substantial costs or require us to change our business practices in a manner adverse to our business.
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
IThe information set forth under the headings:
•“– Who we are ” on page 7 to 9;
•“– Our business model” on pages 13 to 16;
•“– Delivering profitable ounces – Operational performance” on pages 67 to 108; and
•“– Delivering profitable ounces – Exploration and projects” on pages 109 to 112 of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference. Also see note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
For information concerning our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to Item 4: "Information on the Company – Business Overview –Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
In fiscal 2023, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the

Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.harmony.co.za.
Recent Developments
Developments since June 30, 2023
•On July 3, 2023 a payment of US$24 million (R450 million), comprising US$20 million of capital and US$4 million of interest, was made on the US$300 million revolving credit facility under the US$400 Million Syndicated Facility.
•On August 29, 2023, a final dividend of 75 SA cents was declared, paid on October 16, 2023.
•On September 6, 2023 a payment of US$32 million (R600 million), comprising US$30 million of capital and US$2 million of interest, was made on the US$300 million revolving credit facility under the US$400 Million Syndicated Facility.
•On September 8, 2023 a payment of US$54 million (R994 million), comprising US$50 million of capital and US$4 million of interest, was made on the US$300 million revolving credit facility under the US$400 Million Syndicated Facility.
B. BUSINESS OVERVIEW
The information set forth under the headings:
•“– Who we are” on page 7 to 9;
•"– Our operations" on page 10 to 12;
•"– Our business model" on page 13 to 16;
•“– Our external operating environment” on pages 25 to 31;
•"– Our risks and opportunity profile" on pages 32 to 45;
•"– Our material matters" on page 46 to 51;
•"– Stakeholder engagement" on pages 52 to 57;
•“– Delivering profitable ounces – Operational performance” on pages 67 to 108
•“– Delivering profitable ounces – Exploration and projects” on pages 109 to 112;
•“– Environment" on pages 113 to 164; and
•“– Social” on pages 165 to 213
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2023 amounted to R7,598 million, compared with R6,192 million in fiscal 2022. During fiscal 2023, capital expenditures at Hidden Valley accounted for 23% of the total, with Moab Khotsong for 15%, Mine Waste Solutions for 12%, Doornkop and Mponeng each at 9%. During fiscal 2022, capital expenditures at Tshepong North and Tshepong South accounted for 24% of the total, with Hidden Valley accounting for 20%, Moab Khotsong for 14% and Mponeng for 10%.
The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. During fiscal 2023, the capital expenditure was funded from Harmony's cash generated by operations. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R9,530 million, excluding capital allocated for renewables, for operational capital expenditures in fiscal 2024. We currently expect that our planned operational capital expenditures will be financed from cash generated by operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2024
(R’million)
South Africa
Moab Khotsong[1]	1,285
Mponeng	932
Tshepong North	494
Tshepong South	540
Doornkop	754
Joel	236
Target 1	575
Kusasalethu	266
Masimong	87
Mine Waste Solutions	1,548
Other - surface	381
International
Hidden Valley[2]	2,432
Total operational capital expenditure	9,530
Total capital expenditure	9,530
1    Includes capital expenditure for Zaaiplaats.
2    Includes capitalized stripping costs.
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
Among other things, the MPRDA Bill, if promulgated, would achieve the following:
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
•Transfers of interests in companies
The MPRDA Bill seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right.
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
On April 4, 2018, the High Court of South Africa (Gauteng Division) delivered its judgment (the "2018 Judgment"). The effect of the 2018 Judgement is that mining companies are not required to re-empower themselves after their HDSA shareholders have sold out and that the DMRE cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMRE seeks to enforce were made a term or condition of the mining right. The High Court of South Africa (Gauteng Division) also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed under section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorized. On April 19, 2018, the DMRE filed a notice of intention to appeal the judgment of the High Court of South Africa (Gauteng Division), but later withdrew its appeal in August 2020.
On September 27, 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on December 19, 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes new obligations and increased participation by HDSAs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was on or before March 31, 2020, although on April 11, 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of Covid-19, which extended the date for submission of the first annual report to June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline, and has timeously submitted subsequent reports.

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
•mining companies must achieve a minimum representation of HDSAs in the following management positions: 50% on the Board of directors (20% of which must be women), 50% in executive (20% of which must be women), 60% in senior management (25% of which must be women); 60% in middle level (25% of which must be women); 70% in junior level (30% of which must be women) and 60% in core and critical skills. In addition; HDSAs with disabilities must constitute 1.5% of all employees;
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
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contended that Mining Charter III does not fully recognize the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the High Court of South Africa (Gauteng Division) in April 2018. On June 30, 2020, the High Court of South Africa (Gauteng Division) ordered that various mine-affected communities and trade unions be joined as parties to the MCSA's application. The MCSA's application was heard before a full bench of judges in May 2021. The 2021 Judgement was handed down on September 21, 2021, setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMRE informed National Assembly's Portfolio Committee on Mineral Resources and Energy that it does not intend to appeal the outcome of the 2021 Judgment, but instead will consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
The 2021 Judgement was discussed at the parliamentary mineral resources and energy committee meeting on March 18, 2022. The meeting involved various stakeholders such as labor unions and the MCSA to present their views on the 2021 Judgement. To date, there have been no developments with regards to the above-mentioned views of the stakeholders.
For details of our compliance in the regard, see “Integrated Annual Report for the 20-F 2023 – Governance – Mining Charter III” on pages 251 to 252.
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
The Royalty Act
The Mineral and Petroleum Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008, were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2023, the average royalty rate for our South African operations was 1.27% of the gross sales leviable amount.
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
There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and BBBEE Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Original Charter, the Amended Charter and Mining Charter III (which we refer to generally in this section as the Mining Charter), govern the implementation of BBBEE, among other things, within the mining industry.
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
Resettlement Guidelines
The Minister published the draft Mine Community Resettlement Guidelines, 2019 (Draft Resettlement Guidelines) for public comment in December 2019. The Minister published the final Mine Community Resettlement Guidelines, 2022 ("Resettlement Guidelines") for implementation on March 30, 2022, on which date they also became effective. The Resettlement Guidelines apply to applicants and holders of mining rights, prospecting rights and mining permits pursuant to the MPRDA, which result in the displacement of parties. Resettlement is guided by several fundamental principles including meaningful consultation, gender equality, the avoidance of resettlement, where possible, rules concerning meetings and the protection of existing rights.
Applicants and holders of mining rights will need to make provision for a Resettlement Plan, Resettlement Action Plan and a Resettlement Agreement. The Resettlement Plan sets out the nature of the project, its expected impacts, the manner in which consultation will be implemented and the various cost implications for the resettlement. The Resettlement Action Plan sets out the specific steps that the holder will need to meet to implement the Resettlement Plan and the Resettlement Agreement records the commitments made by the holder. There are no specific requirements in the Resettlement Guidelines regarding the content of these agreements. However, all stakeholders should be engaged and commit to their respective obligations.
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
In terms of the Geoscience Regulations, entities which hold historical information relating to onshore and offshore geoscience data and information are obliged to notify the CG that such data and information is in their possession within 18 months of the Geoscience Regulations coming into effect (i.e. by September 30, 2022). Following such notification, the CG, at its expense, must arrange to collect the data and/or information. Lastly, the Geoscience Regulations classify all geoscience data and information not related to prospecting and reconnaissance, preceding the coming into operation of these Geoscience Regulations, as historical data, and the same provisions and time described above will apply.
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
Mineral Rights – Australia
In Australia, mining is regulated by the laws of the State in which the deposit is situated and the mining activity occurs. Our only current mining activity in Australia is the Eva Copper Project, located in the State of Queensland. Mining in Queensland is regulated by the Queensland MRA, the Mineral and Energy Resources (Common Provisions) Act 2014, the Mining Quarrying Safety and Health Act 1999 (Qld), and the regulations, practice manual, operational policies and guidelines thereunder.
Generally, all mineral resources in Queensland are owned by the State of Queensland. These resources are managed by the Queensland Department of Resources. Under the Queensland MRA, the Department of Resources requires all large mining projects to apply for a resource authority, including mining leases, EPs and mineral development licenses. An EP allows the holder to carry out exploration activities to determine what minerals exist and their quality and quantity in or under land or in the waters or sea above such land, in accordance with agreed work programs and subject to compliance with prescribed security and financial obligations.
If the holder of an EP wishes to develop a mine to exploit discovered resources, application must be made for a mining lease. This entitles the holder to machine-mine specified minerals and carry out activities associated with mining, including infrastructure to support mining operations. The Queensland MRA and mining tenements issued thereunder contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Mining in Queensland is also subject to the Native Title Act 1993 (Cth). Any "future act" on land or waters that will affect native title rights and interests is subject to native title processes intended to protect such rights and interests through a right to negotiate enabling affected parties to reach agreement on the terms of consent concerning the proposed future acts, including monetary compensation, employment and training, contracting opportunities and cultural heritage. These arrangements are captured in Indigenous Land Use Agreements, which are then registered with the National Native Title Tribunal.
Mineral Rights – Papua New Guinea
Mineral Rights in PNG are regulated by the PNG Mining Act. The PNG Mining Act stipulates that all minerals are the property of the PNG Government and, subject to the PNG Mining Act, all land is available for exploration and mining. The issuance and administration of mining tenements under the PNG Mining Act is effected through the offices of the PNG MRA established under the PNG Mineral Resources Authority Act 2018, and mining operations are administered by the Chief Inspector of Mines under the PNG Mining (Safety) Act. Mineral policy is administered by the Department of Mineral Policy and Geohazards Management, all three branches falling within the PNG Department of Mining. The permitting process can be very time consuming, and (subject to the applicable legislation) there is no assurance that a mining tenement will be granted or extended.
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
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the PNG Government and a levy to the PNG MRA, based on production.
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
•to provide for effective monitoring of health and safety conditions at mines;
•to provide for enforcement of health and safety measures at mines;
•to provide for investigations and inquiries to improve health and safety at mines;
•to promote a culture of health and safety in the mining industry;
•to promote training in health and safety in the mining industry; and
•to promote co-operation and consultation on health and safety between the South African Government, employers, employees and their representatives.
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
The MHSA prescribes, among other things, general and specific duties for employers and other persons, determines penalties for non-compliance with the MHSA and regulations thereunder, makes allowance for administrative fines to be issued for non-compliance with the MHSA and regulations thereunder, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. The MHSA also entrenches the right of employees to refuse to work in dangerous conditions. The MHSA further places an obligation on employees to protect their own health and safety, as well as the health and safety of other persons.
See “Integrated Annual Report for the 20-F 2023 – Social – Caring for our employees” on pages 188 to 196 and "Integrated Annual Report for the 20-F 2023 – Social – Health and wellness” on pages 180 to 187.
The Mine Health and Safety Inspectorate ("MHSI") of the DMRE is responsible for the enforcement of the MHSA and the regulations binding in terms thereof. The DMRE also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of Mines, Deputy General, Principal Inspectors of Mines for each region and various Senior Inspectors and Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which may include the following:
•the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA, may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. It must be noted that the aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine must lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA, pending the outcome of the appeal to the Chief Inspector of Mines;
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
Health and Safety – Australia
In Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the Mining and Quarrying Safety and Health Act 1999 (Qld) and the Mining and Quarrying Safety and Health Regulation 2017. Risk is effectively managed when all persons individually and as part of their respective workgroups and organizations take action to keep risk at an acceptable level, being the conduct of operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury and the severity of the injury.
The legislation places obligations on the operator of a mine, the site senior executive and others to ensure that, among other things, the risk to persons from operations is at an acceptable level and that safety and health management systems are developed and implemented. The legislation contemplates that operators and site senior executives will be assisted by site safety and health representatives elected by the workers at the mine site, site safety and health committees, District workers’ representatives and appointed inspectors, inspection officers and authorized officers with powers inter alia of site access, inspection and seizure.
Significant penalties may be imposed if safety and health obligations under the Act are not appropriately discharged.
Health and Safety – Papua New Guinea
PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
The PNG Mining (Safety) Act and the Regulations issued thereunder are currently under review as part of the overall review of mining legislation in PNG. In June 2021, the DMPGM released the draft Mine & Works (Safety & Health) Bill 2021 and in June 2022, the PNG Minister for Mines released a draft Mine Health and Safety Amendment Bill 2022 for public comment. The Bill deals (among other matters) with the increase in monetary value of the fines which may be imposed in in respect of instances of non-compliance, the more direct involvement of executives (particularly CEOs), the imposition of stricter liability in respect of obligations under the Act, and changes to obligations relating to training and formulation of training programs. If enacted in its present form, the Bill will repeal and replace the PNG Mining (Safety) Act. The DMPGM proposed further one-on-one consultation with mining operations in 2023 but appears to have suspended the consultation process.
See above under "– Regulation – Mineral Rights – Papua New Guinea".
Harmony's operations and projects in PNG will potentially be affected by changes to PNG health and safety laws. Harmony continues to engage with the PNG Government through the offices of the Chamber of Mines and Petroleum of PNG, and directly with the PNG Minister for Mining and the Managing Director of the PNG MRA.
See “Integrated Annual Report for the 20-F 2023 – Social – Caring for our employees” on pages 188 to 196 and "Integrated Annual Report for the 20-F 2023 – Social – Health and wellness” on pages 180 to 187.
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
Listed Activities and competent authorities
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that may have an effect on the environment. Chief among these tools is the environmental authorization process. Under section 24(1) of the NEMA, the Environment Minister may identify activities that may not commence without an environmental authorization (the “Listed Activities”).
The Environment Minister published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA Regulations contemplate two application processes for an environmental authorization: a "basic assessment" process and a "scoping and environmental impact assessment" process. The basic assessment is an abridged assessment process that considers the impacts of the proposed activity on the environment, while the scoping and environmental impact assessment is a much more detailed assessment that is reserved for those activities that are expected to have a greater impact on the environment. The activities listed in Listing Notices 1 and 3 trigger a basic assessment process, while the activities contained in Listing Notice 2 require the applicant to complete a scoping and environmental impact assessment. The period from the date of application until the granting or refusal of an environmental authorization should take no more than 300 days, excluding any appeal process that suspends the environmental authorization for the duration of the appeal. Due to departmental limitations and other hindering factors, the 300 day time period is not always adhered to.
The EIA Regulations and Listing Notices were published with effect from December 8, 2014, along with various amendments to the NEMA and the MPRDA pursuant to an agreement (referred to as the "One Environmental System”) concluded between the Environment Minister, the Minister of Mineral Resources and Energy and the Minister of Water and Sanitation as such ministries were then called. In terms of the One Environmental System, the DFFE is responsible for the creation of all legislation and regulation relating to the environment. The DMRE, however, is the competent authority responsible for implementing and enforcing this legislation as far as it directly relates to prospecting and mining activities, including the granting of environmental authorizations for these activities.
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
The NEMLAA was assented to on June 21, 2022. The majority of the provisions in NEMLAA came into effect on June 30, 2023, as determined by the Environment Minister. The NEMLAA will amend the Minister's jurisdiction to only include “mining activities” which refers "an activity which requires a permission, right, permit or consent under the MPRDA". This amendment may create uncertainty as to whether the Minister is the competent authority for ancillary activities for which a permission, right, permit or consent under the MPRDA is (in itself) not required.
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
The NEMLAA introduced important changes to the section 24G process, extending the scope such that “successors in title” and “persons in control” of land on which a listed activity has commenced unlawfully are now permitted to submit rectification applications under section 24G. Prior to this amendment, only the person who commenced with the activity without the requisite approval was eligible to apply for rectification. Furthermore, the competent authority must now direct a person making a rectification application to cease undertaking the unlawful activity pending a decision on such application. The maximum quantum of the fine payable in terms of section 24G has also been increased from R5 million to R10 million. The NEMLAA also inserted a similar section into the Air Quality Act.
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
From September 2, 2014 until November 20, 2015, the amount of financial provision was calculated in accordance with the DMRE Guidelines as the Environment Minister had not published regulations in support of section 24P. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability if the mining right holder was unable to fulfill its environmental obligations.
On November 20, 2015, the Environment Minister published the Financial Provision Regulations, 2015. The Financial Provision Regulations, 2015 sought to rectify the inadequacies of the DMRE Guidelines by, among other things, including preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds to the Minister as security for possible latent and residual post-closure environmental impacts.
Compliance with these obligations would have resulted in a significant increase in the required financial provision, and were consequently strongly opposed by the mining industry. In response to this opposition, the DFFE undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. Draft amendments to the Financial Provision Regulations, 2015 were published by the Environment Minister in May 2019 and again on August 27, 2021. An amended draft incorporating certain comments submitted by Harmony was published on July 11, 2022. Harmony has submitted additional comments on these latest draft amendments to address some of the remaining issues. Considering the on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 has been extended to September 19, 2023, and which has been further extended until February, 2024.
Notwithstanding these on-going discussions, as stated above, the NEMLAA came into effect on June 30, 2023. The NEMLAA replaced section 24P of NEMA with two new sections: a new section 24P (financial provision for the remediation of environmental damage) which applies to mining and non-mining activities and section 24PA (financial provision for mining) which only relates to mining activities. In terms of the new section 24P, the Environment Minister can require that activities, other than mining are required to put up financial provision. Although the Environment Minister has not yet published such a list, it is anticipated that it would include the processing/reclamation of residue stockpiles and residue deposits created prior to May 1, 2004 which currently fall outside the scope of the definition of mining under the MPRDA and thus do not require financial provision.
The NEMLAA also restrict mining right holders’ ability to drawn down against their financial provision where there are more than 10 years before the final decommissioning and closure of the mine. This restriction does not take into consideration the actual environmental liability that may exist at the mine and sterilizes any surplus funds that a mining right holder may have in a rehabilitation trust. That is, these funds could only be used to offset any future increases in the holder’s environmental liability.
The financial provision must also be subjected to independent audits by the DMRE and the “review decision” must be published by Harmony.

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
Until a closure certificate is granted, Harmony is required to obtain and maintain financial provision for rehabilitation. Upon the issuing of a closure certificate, the Minister may retain a portion of the financial provision for future latent and residual environmental liabilities. In terms of the NEMLAA amendments, the financial provision retained by the Minister must be transferred to an account administered by the Environment Minister or, where the financial provision is an insurance policy, the Environment Minister must access the funds. Harmony will have no right to regulate the way these funds are spent to rectify any latent and residual environmental impacts. Notwithstanding this, Harmony will remain liable for any such liabilities. If the latent and residual environmental liabilities do not materialize, there is no mechanism in terms of which the funds will be returned to the holder. See Item 5: "Operating and Financial Review and Prospects - Operating Results – Key factors affecting our results –Electricity in South Africa – Climate Change, Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
Duty of care
NEMA imposes a statutory obligation on every person who has caused, is causing or is likely to cause significant contamination to take reasonable measures in relation thereto, failing which the director-general of the DFFE, the head of a province of the relevant environmental department, the director-general of the DMRE, or, since the NEMLAA, a municipal manager (collectively the "competent authority”) may issue a directive instructing a person to implement measures specified in the directive.
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

Waste management
Pursuant to section 19 of the Waste Act, the Minister is authorized to publish a list of waste management activities that are likely to have a detrimental effect on the environment. No one may commence or undertake a waste management activity except in accordance with the norms and standards created in terms of section 19(3) of the Waste Act or in terms of the provisions of a waste management license. The list of waste management activities that have, or are likely to have, a detrimental effect on the environment set out the various activities for which a waste management license is required. A basic assessment is required in respect of those activities listed in Category A, while a scoping and environmental impact assessment is required in respect of Category B listed activities. In respect of those activities listed in Category C, a waste management license is not required but the person seeking to undertake those activities must comply with published norms and standards.
Regulatory uncertainty exists regarding the management and re-processing of residue stockpiles and residue deposits created prior to May 1, 2004, being the date on which so-called “new order” and “old order” mining rights were created by the MPRDA. These residue deposits and residue stockpiles fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMRE) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. Amendments were included in 2014 that sought to incorporate the reclamation of residue stockpiles and residue deposits within the scope of the Waste Act and within the jurisdiction of the DMRE. The amendments, however, are unclear and render it uncertain whether the DMRE or the DFFE is the competent authority in respect of these residue stockpiles and deposits. This may lead to possible legal challenges in circumstances where waste management licenses are obtained from the incorrect authority. The NEMLAA includes certain changes related to residue stockpiles and residue deposits. The definitions of each are inserted into NEMA, and both have the meaning assigned to them in section 1 of the MPRDA. The effect of the amendments is that residue stockpiles and residue deposits are now managed in terms of NEMA and are excluded from the scope of the Waste Act. This does not apply to residue stockpiles and residue deposits created prior to May 1, 2004 which fall outside of the definitions under the MPRDA. As a result, these residue stockpiles and deposits may fall within the scope of the broader definition of hazardous substances contemplated in the NEMLAA. These amendments under the NEMLAA are not yet in force.
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
Laws and Regulations Pertaining to Environmental Protection – Australia
In Queensland, mining operations are subject to the Environmental Protection Act (Qld) 1994 and Environmental Protection Regulations 2019. The Act has as its object the protection of Queensland’s environment while allowing for development that improves the total quality of life, both now and in the future, in a way that maintains the ecological processes on which life depends (ecologically sustainable development). It includes the preparation and assessment of environmental impact studies under the Act, and the process of grant and administration of Environmental Authorities.
Eva Copper Mining Pty Limited is the holder of an issued Environmental Authority for the Eva Copper Project, which will be amended from time to time to align with project updates and optimizations. Harmony has developed a compliance and obligations database to assist in ensuring that environmental conditions, commitments, and obligations for the Eva Project are tracked and implemented.
In addition, various other environmental legislation applies, including the EPBC Act and the NGER Act.
The EPBC Act is administered by the Commonwealth Department of Climate Change, Energy, the Environment and Water and provides a legal framework to protect and manage unique plants, animals, habitats and places in Australia. Projects that could have a significant impact on Commonwealth protected matters, must be referred to the Commonwealth Minister for Environment who will determine whether the proposed action requires assessment and approval under the EPBC Act. The decision to refer a project under the EPBC Act is a self-assessment process. The Eva Project does not hold any approvals under the EPBC Act.
In 2021, a desktop assessment was completed which determined that the Eva Copper Project is unlikely to have a significant impact on Commonwealth matters of national environmental significance and therefore referral under the EPBC Act was not required. Referrals under the EPBC Act may be necessary to support future amendments and will be assessed and determined on a case-by-case basis.
The NGER Act establishes the legislative framework for the NGER Scheme which is a national framework for reporting greenhouse gas emissions, greenhouse gas projects and energy consumption and production by corporations in Australia. The NGER Act makes registration and reporting mandatory for corporations whose energy production, energy use or greenhouse gas emissions meet specified thresholds.
In addition to reporting obligations, the NGER Act introduces the Safeguard Mechanism which provides a framework for Australia's largest emitters to measure, report and manage their emissions. It does this by requiring large facilities, whose net emissions exceed the Safeguard threshold, to keep their emissions at or below emissions baselines. The Safeguard Mechanism applies to facilities with scope 1 covered emissions of more than 100,000 tonnes of carbon dioxide equivalent (CO2-e) per year. Reforms to the Safeguard Mechanisms came into effect on 1 July 2023 which apply a decline rate to facilities’ baselines so that they are reduced predictably and gradually over time on a trajectory consistent with achieving Australia’s emission reduction targets of 43% below 2005 levels by 2030 and net zero by 2050.

As part of the feasibility study currently in progress, the Eva Copper Project is quantifying its predicted emissions under the NGER Act to determine the potential applicability of monitoring and reporting obligations and the Safeguard Mechanism.
Laws and Regulations Pertaining to Environmental Protection – Papua New Guinea
The PNG Environment Act and various related regulations and guidelines regulate the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. An environmental impact statement is required for activities that are likely to have a significant adverse impact on the environment and other social or cultural heritage aspects. This statement must be lodged with the PNG Conservation and Environment Protection Authority for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
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
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and Harmony continues to engage with the PNG Government on these matters through the offices of the PNG Chamber of Mines and Petroleum, and directly with CEPA and (in the case of mine closure) the PNG MRA.
Labor Relations
South Africa
Employee relations in South Africa are guided by the Labour Relations Act, 66 of 1995, as well as by the Employee Relations Framework Policy and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong and Target where the National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at fiscal year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 53%); the Association of Mineworkers and Construction Union (at 28%); the United Association of South Africa (at 5%) NUMSA (6%) and Solidarity (at 2%). About 95% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2023 – Social – Caring for our employees” on pages 188 to 196.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Australian Fair Work Act, 28 of 2009 and the National Employment Standards.
In Queensland, there are a number of well-established mining unions, particularly in the coal and energy sectors. At present, our Australian workforce is not unionized. However, if the Eva Copper Project moves into the development and operational phases, the level of unionization is expected to rise significantly. This process of unionization may also be further prompted by the possible passage of a proposed Industrial Relations and other Legislation Amendment Bill 2022 (Qld).
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
In PNG, the PNG Government is considering revisions of its local content policy. In August 2023, the Department of Commerce and Industry presented a draft “Papua New Guinea National Content Policy for Resource Sectors 2023-2027", which policy is designed to encourage greater national participation and partnership in major resource investments in PNG. It has five key focus areas, namely domestic procurement of goods and services and supplier development; localization of employment opportunities; skilled workforce development; greater equity participation by PNG; and sustainable development of project impacted communities. It is presently uncertain the extent to which, and how, the proposed policy will be applied to our current operations and projects in PNG.

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
Raw Materials
Harmony uses chemicals, including cyanide, hydrochloric acid and caustic soda, as key reagents in the production of gold. These chemicals are available from a limited number of suppliers and with the exception of cyanide do not represent a material portion of the Company’s costs. Given the challenges associated with suppliers, aging production plants and reliability thereof, Harmony is currently experiencing continued interrupted supply of the foregoing stated reagents as well as other critical consumables utilized in the production of gold across our global operations. The latter has negatively impacted Harmony’s purchasing power and security of supply. As a result of sourcing from third-party raw materials suppliers importing consumables internationally, the security of supply is at a higher premium. Additionally, our stocking strategies account for potential lead time variation and supply constraints, thus minimizing the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, we believe our contractual terms which include rise and fall clauses are dynamic enough to mitigate the market movement volatility.
However the war in Ukraine has caused significant disruption to financial and commodity markets. During fiscal 2023, prices for several hard and soft commodities had reached their highest levels in a decade or more, or in some cases had set records. Brent crude oil touched levels not seen since 2012 and copper advanced to its highest level ever. The higher cost for basic commodities used in our host countries and communities, and as key production inputs, could impact the costs of our raw materials. The impact on global supply chains from the conflict will become clearer over time. Item 3: "Key Information - Risk Factors – Strategic and Market Risks - Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
Land Expropriation
South Africa
In December 2017, during its national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee (“CRC”), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On December 4, 2018, South Africa’s Parliament adopted the CRC’s report dated November 15, 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. On March 13, 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favor of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the National Council of Provinces (“NCOP”) and signed by the President, among others. The legislative process to give effect to the proposed Constitutional amendment, has not yet been finalized. The National Assembly re-established the Ad-Hoc Committee tasked with initiating and introducing the legislation required to amend Section 25 of the Constitution in 2020. The Ad-Hoc Committee engaged in a public participation process which consisted of public hearings that took place from December 2019 to the end of February 2020. These public hearings were held in the nine provinces. The Ad-Hoc committee released the report on its findings on the public participation process on April 16, 2021. In a media statement on April 16, 2021, the Ad-Hoc committee advised that it had adopted the report and in a subsequent media statement on September 8, 2021, it advised that both the report and the Bill would be sent to the National Assembly for consideration.
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
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (the “Draft Expropriation Bill”) was published for public comment by the South African Minister for Public Works (the “Minister for Public Works”), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation Bill, in October 2020, a new draft expropriation bill (the “New Draft Expropriation Bill”) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was approved by the National Assembly on September 28, 2022. It has been referred to the NCOP for consideration, and the public was invited to comment and make written submissions on the New Draft Expropriation Bill by June 23, 2023. Once the New Draft Expropriation Bill has been considered by the NCOP in light of such comments and/or submissions, it will be referred to the President for ratification.

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
On December 11, 2020, the Minister published the Housing and Living Conditions Standard, which requires us to revise our current housing and living condition plans in terms of its SLPs, which could result in increased costs. See Item 4: "Information on the Company – Business Overview – Regulation – Mining rights – South Africa – Housing and Living Standards".
Assessed Losses
In line with the 2020 Budget announcement, government broadened the corporate income tax base in terms of the Taxation Laws Amendment Act, No 20 of 2021, by restricting the offset of the balance of assessed losses carried forward to 80 per cent of taxable income, which came into effect for years of assessment ending on or after March 31, 2023.
To the extent that the balance of assessed loss exceeds 80 per cent of current-year taxable income, companies will be able to set off the higher of R1 million or 80 per cent of taxable income when calculating their tax liability. Stated differently, the assessed loss balance can be set off against 80 per cent of taxable income and the remainder remains deductible in future years. The remaining assessed loss that is not utilized in any given year may be carried forward indefinitely as previously. This limitation does not apply to assessed capital losses, which in most cases remain fully available for set-off against capital gains of the taxpayer.
In the case of mining companies, the legislation has been clarified to state that the deduction of the mining capital expenditure is calculated after the set-off of the assessed loss. The balance of unredeemed capital expenditure will be carried forward to the following year of assessment.
If the current year’s taxable income calculation results in an assessed loss before taking into account an assessed loss carried forward from the previous year of assessment, the loss limitation rule does not apply. In such a case the full amount of the current year’s assessed loss is added to the previous year’s assessed loss and the entire aggregate balance of assessed loss is carried forward to the following year of assessment.
Base Erosion and Profit Shifting
The South African Government is fully committed to implement the Inclusive Framework of the OECD relating to Base Erosion and Profit Shifting (“BEPS”) that were developed by the OECD/G20 countries even though it is not a member country on the basis that South Africa is an early adopter of the relevant measures. Consistent with this approach, it has not only implemented and strengthened the rules relating to the ability to deduct interest, but it has also widened the scope of the transfer pricing rules to include associated enterprises. In addition it also strengthened the laws relating to hybrid equity and hybrid interest and the returns from these instruments.
South Africa is also a signatory to the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base Erosion and Profit Shifting. In this context the so-called The Multilateral Instrument (“MLI”) was incorporated into South African tax law with effect from January 1, 2023. Among other things South Africa adopted the Principal Purpose Test to deal with treaty abuse.
In addition, South Africa also signed the so-called Pillar 1 and Pillar 2 proposals that are aimed to reduce opportunities for tax planning and tax avoidance for multinational entities by limiting tax competition and the place where taxes are in fact paid.

Effectively Pillar 1 aims to allocate business profits based on actual business activities in a specific country, whereas Pillar 2 aims to establish a minimum global tax rate of 15%. No specific legislation has been prepared yet, but it is expected that it will be introduced when the final proposals have been adopted.
Renewable Energy
South Africa is not only committed to reduce the carbon footprint consistent with the OECD Guidelines, but it has also introduced additional measures to increase the Carbon Tax over the next few years. In addition and to cater for constant loadshedding, it introduced measures to incentivize taxpayers to invest in renewable energy projects by allowing an allowance of up to 125% if the project is brought into use before March 1, 2025.
C. ORGANIZATIONAL STRUCTURE
Harmony is a holding company with its significant ownership interests organized as set forth in Exhibit 8.1 "Significant Subsidiaries of Harmony Gold Mining Company Limited”.
The information set forth under the heading:
•“– Who we are ” on page 7 to 9
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:
•“– Our Operations” on pages 10 to 12;
•“– Delivering profitable ounces – Operational performance” on pages 67 to 108; and
•“– Environment – Environmental management and stewardship” on pages 113 to 119.
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference. Also see note 15 “Property, Plant and Equipment” and note 34 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
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

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE
On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for the first fiscal year beginning on or after January 1, 2022. Accordingly, Harmony is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending June 30, 2023, and will continue to do so going forward. As part of its rule-making to modernize its disclosure requirements, the SEC rescinded Industry Guide 7, which accordingly is not applicable to Harmony’s current and future disclosures.
Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with Harmony’s mining properties, see Item 3: "Key Information – Risk Factors".
Harmony’s South African operations include nine deep-level mines, an open pit mining operation and several surface retreatment facilities. Combined, these account for gold Mineral Resources (exclusive of Mineral Reserves) of 67.4 million ounces and gold Mineral Reserves of 20.2 million ounces at June 30, 2023.
Harmony has three underground mining operations in the West Rand: Doornkop, Kusasalethu and Mponeng. As at June 30, 2023, their combined Mineral Resources (exclusive of Mineral Reserves) were 29.7 million ounces and the combined Mineral Reserves were 4.1 million ounces. Harmony has one underground mining operation in the Klerksdorp goldfield: Moab Khotsong. As at June 30, 2023, the estimated Mineral Resources (exclusive of Mineral Reserves) were 4.6 million ounces and the estimated Mineral Reserves were 3.7 million ounces. Harmony has five underground mining operations in the Free State: Joel, Masimong, Tshepong South, Tshepong North, and Target 1. Target 3 is also situated in the Free State, but is currently held under care and maintenance. As at June 30, 2023, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 28.8 million ounces and the combined estimated Mineral Reserves were 2.7 million ounces.
Harmony has one open pit mine and several surface retreatment facilities in South Africa. These include: Kalgold, various surface sources in the Free State (including several tailings retreatment operations and waste rock dumps ("WRDs"), located largely in the vicinity of Welkom), marginal ore rock dumps and tailings (Mispah and Kop Paydam) associated with Moab Khotsong that are available for retreatment, Mine Waste Solutions, Vaal River and West Wits. As at June 30, 2023, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 4.2 million ounces and the combined estimated Mineral Reserves were 9.7 million ounces.
In PNG, Harmony has one wholly-owned open-pit, gold and silver mine: Hidden Valley, and a 50% interest in the Wafi-Golpu Project. As at June 30, 2023, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral Reserves) in PNG were 20.2 million ounces and the combined estimated Mineral Reserves were 19.2 million ounces.
In Australia, Harmony acquired the Eva Copper Project. As at June 30, 2023, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral Reserves) in Australia were 8.1 million ounces. The combined estimated Mineral Reserves may be declared once the feasibility study is concluded at the end of calendar 2024.

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
Springs
Randfontein
Carletonville
Devon Dome
WITWATERSRAND BASIN
Klerksdorp
Vredefort Dome
HOMESTEAD FAULT
DE BRON FAULT
Kroonstad
Welkom
Virginia
FREE STATE
0 50 100
Kilometres
Projection: UTM Zone 36, Southern Hemisphere (WGS 84)
26°
28°
26°
27°

LEGEND

- Exposed Central Rand Group
- Covered Central Rand Group
- Exposed West Rand Group
- Covered West Rand Group
- Dominion Group
- Exposed Granitoid Basement
- Major faults

West Rand operations

		Latitude	Longitude
1	Doornkop	26°13'03.36"S	27°47'26.55"E
2	Kusasalethu	26°27'16.23"S	27°21'32.91"E
3	Mponeng	26°26'15.60"S	27°25'41.24"E

Klerksdorp goldfield

		Latitude	Longitude
4	Moab Khotsong	26°59'12.7"S	26°48'03.3"E
16	Exploration Target North		
	MAL21A	27°40'58.29"S	26°36'11.95"E
	MAL22	27°40'43.75"S	26°36'12.49"E
	MAL23	27°40'42.26"S	26°36'06.32"E

Free State operations

		Latitude	Longitude
5	Target 1	27°45'42.59"S	26°38'24.92"E
6	Target 3*	27°49'42.93"S	26°38'29.27"E
7	Tshepong North	27°51'56.45"S	26°42'45.15"E
8	Tshepong South	27°54'1.27"S	26°52'39.41"E
9	Masimong	27°58'23.93"S	26°43'30.05"E
10	Joel	28°16'17.19"S	26°48'57.97"E

Surface sources

Kraaipan Greenstone Belt

		Latitude	Longitude
11	Kalgold	26°10'12.85"S	25°14'02.70"E

MWS Klerksdorp

		Latitude	Longitude
12	MWS Plant	26°50'10.50"S	26°47'50.41"E
13	Kareerand	26°53'21.49"S	26°53'21.24"E

Free State

		Latitude	Longitude
14	Saaiplaas Plant	28°2'6.64"S	26°52'4.02"E
15	Central Plant	28°3'36.57"S	26°53'14.18"E

* *Care and maintenance*

N
145°E
150°E
5°S
10°S
Wafi-Golpu project
Exploration portfolio
joint venture
(Harmony 50%)
Madang
Lae
Kerimenge
Hidden Valley
Port Moresby
10°S
140°E
150°E
20°S
Eva copper project
Mount Isa
Cloncurry
Exploration portfolio
Brisbane
AUSTRALIAN LEGEND
Northwest Minerals Province
Other mining operations
Towns/Cities
PAPUA NEW GUINEA LEGEND
New Guinea Mobile Belt
Papuan Fold Belt
Nuigini Mobile Belt
Papuan Ultramafic Belt
Aure Trough
Other mining operations
Towns/Cities

Maps showing the location of individual properties as well as infrastructure and licenses are shown in “—Individual Property Disclosure” below. All operations are 100 percent owned unless otherwise indicated.
The following table sets out the aggregate production of Harmony’s mining operations for the years ended June 30, 2023, 2022 and 2021.

	Fiscal year ended June 30,
	2023	2022	2021
Gold produced (kg)	45,651	46,236	47,755
Gold produced (000oz)	1,468	1,487	1,535

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
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.
Mineral Resource estimation
To meet SAMREC, 2016’s requirements that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction”, Harmony has determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, Harmony uses a gold price of R920,000/kg to derive a cut-off grade to determine the Mineral Resources at each of its South African underground operations.
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
To define that portion of a Measured and Indicated Mineral Resource that can be converted to a Proven and Probable Mineral Reserve, Harmony applies the concept of a cut-off grade. At our underground South African mines, this is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using the company’s Optimiser software, which requires the following as inputs:
•the database of Measured and Indicated Resource blocks (per shaft section);
•an assumed gold price which, for our Mineral Reserves, was taken as R825,000/kg;
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
In PNG, the block cave reserve at Golpu uses block cave optimization software to define the optimal mine plan and sequencing. The open-pit reserve at Hidden Valley is determined using the Whittle optimization program to guide the most efficient mine design given the commodity prices and cost inputs assumed.
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
While there are some differences between the definition of SAMREC, 2016 and that of Regulation S-K 1300, only the Mineral Reserves at each of Harmony’s operations and advanced projects as at June 30, 2023 that qualify as Mineral Reserves for purposes of Regulation S-K 1300 are presented in the tables below.
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
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors. A Scoping Study is an order of magnitude technical and economic study of the potential viability of Mineral Resources that includes appropriate assessments of realistically assumed modifying factors together with any other relevant operational factors that are necessary to demonstrate at the time of reporting that progress to a prefeasibility study can be reasonably justified.
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
For the reporting of Mineral Reserves the following parameters were applied:
•a gold price of US$1,582 per ounce;
•an exchange rate of R16.22 per US dollar;
•the above parameters resulting in a gold price of R825,000/kg for the South African assets;
•the Hidden Valley operation and Wafi-Golpu Project used prices of US$1,582/oz gold (“Au”), US$22.35/oz silver (“Ag”), US$ and US$3.70/lb copper (“Cu”) at an exchange rate of A$1.43 per US$;

•gold equivalent ounces are calculated assuming a US$1,582/oz Au, US$ 3.70/lb Cu and US$22.35/oz Ag with 100% recovery for all metals; and
•“gold equivalent” is computed as the value of Harmony's gold, silver and copper from all Mineral Resources/ Mineral Reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.
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

Mineral Resources (exclusive of Mineral Reserves)
As at June 30, 2023, Harmony had aggregate attributable Measured and Indicated Resources (exclusive of Mineral Reserves) of approximately 44.2 million ounces of gold, 13.0 million ounces of gold equivalents, 30.3 thousand ounces of silver, 5.5 million pounds of copper, 71.5 million pounds of molybdenum and 44.4 million pounds of uranium.

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
South Africa underground
Tshepong North	11.920	12.42	147.989	3.162	10.28	32.493	15.082	11.97	180.481	9.744	10.20	99.356
Tshepong South	5.661	13.02	73.695	6.680	11.67	77.950	12.341	12.29	151.645	25.090	10.67	267.678
Joel	1.392	9.83	13.690	2.940	7.07	20.802	4.332	7.96	34.491	0.762	7.87	6.001
Masimong	2.017	9.77	19.712	0.095	6.83	0.650	2.112	9.64	20.362	0.015	9.62	0.141
Target 1	4.745	8.60	40.795	3.820	7.09	27.098	8.564	7.93	67.893	4.046	5.68	22.990
Target 3	0.601	9.19	5.530	2.950	10.17	30.015	3.551	10.01	35.545	1.221	8.66	10.571
Doornkop	17.334	3.44	59.656	10.345	2.86	29.598	27.679	3.22	89.254	13.262	4.53	60.050
Kusasalethu	0.189	37.32	7.045	6.457	10.11	65.278	6.646	10.88	72.323	2.454	8.85	21.722
Moab Khotsong	2.881	18.34	52.822	3.122	13.57	42.361	6.002	15.86	95.183	2.549	19.09	48.663
Mponeng	2.843	17.99	51.126	18.632	13.92	259.408	21.474	14.46	310.534	31.520	11.70	368.729
Total South Africa underground	49.582	9.52	472.059	58.203	10.06	585.652	107.785	9.81	1,057.711	90.663	9.99	905.901
Kalgold	3.474	1.05	3.634	31.832	1.20	38.187	35.306	1.18	41.821	25.448	0.34	8.648
Tailings
Other Free State tailings	82.788	0.27	22.487	—	—	—	82.788	0.27	22.487	15.459	0.19	2.937
Phoenix	19.530	0.27	5.188	—	—	—	19.530	0.27	5.188	—	—	—
Central	—	—	—	—	—	—	—	—	—	—	—	—
Mine Waste Solutions	54.061	0.20	10.902	52.912	0.24	12.840	106.973	0.22	23.741	77.701	0.13	9.984
West Wits tailings	—	—	—	25.427	0.32	8.259	25.427	0.32	8.259	—	—	—
Total SA Tailings	156.379	0.25	38.578	78.339	0.27	21.099	234.718	0.25	59.677	93.160	0.14	12.921
Waste rock dumps
Free State WRD	—	—	—	0.802	0.34	0.274	0.802	0.34	0.274	17.095	0.43	7.354
Mine Waste Solutions	—	—	—	2.060	0.30	0.619	2.060	0.30	0.619	2.502	0.24	0.611
West Wits WRD	—	—	—	0.272	0.37	0.100	0.272	0.37	0.100	—	—	—
Total SA Waste rock dumps	—	—	—	3.134	0.32	0.992	3.134	0.32	0.992	19.597	0.41	7.964
Total South Africa Surface (including Kalgold)	159.853	0.26	42.212	113.305	0.53	60.277	273.158	0.38	102.489	138.205	0.21	29.534
Total South Africa	209.435		514.271	171.508		645.930	380.943		1,160.200	228.869		935.435
Papua New Guinea¹
Hidden Valley	0.374	0.21	0.080	28.548	1.27	36.394	28.922	1.26	36.474	0.913	1.10	1.042
Hamata	—	—	—	1.910	1.80	3.436	1.910	1.80	3.436	0.208	1.44	0.291
Wafi	—	—	—	54.000	1.66	89.000	54.000	1.66	89.000	20.000	1.37	26.000
Golpu	—	—	—	145.000	0.54	78.000	145.000	0.54	78.000	70.000	0.62	44.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.69	16.000
Kerimenge	—	—	—	—	—	—	—	—	—	16.397	1.07	17.582
Total Papua New Guinea	0.374	0.21	0.080	229.458	0.90	206.830	229.832	0.90	206.910	131.518	0.80	104.915
Australia
Little Eva	—	—	—	136.114	0.07	9.393	136.114	0.07	9.393	31.095	0.06	1.986
Bedford	—	—	—	2.658	0.19	0.498	2.658	0.19	0.498	1.527	0.14	0.219
Lady Clayre	—	—	—	5.097	0.15	0.761	5.097	0.15	0.761	1.141	0.08	0.097
Ivy Anne	—	—	—	5.202	0.07	0.382	5.202	0.07	0.382	1.163	0.07	0.078
Total Australia	—	—	—	149.071	0.07	11.034	149.071	0.07	11.034	34.927	0.07	2.380
Grand total	209.809		514.350	550.037		863.794	759.846		1,378.144	395.313		1,042.730

Other metals
Papua New Guinea[1]	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Silver	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)	Tonnes(Mt)	Grade (g/t)	silver (000kg)
Hidden Valley	0.374	2.97	1.111	28.548	17.45	498.045	28.922	17.26	499.156	0.913	23.33	21.298
Golpu	—	—	—	145.000	3.05	442.000	145.000	3.05	442.000	70.000	1.06	74.000
Total	0.374	2.97	1.111	173.548	5.42	940.045	173.922	5.41	941.156	70.913	1.34	95.298

Copper	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)
Golpu	—	—	—	145.000	0.93	1,350.000	145.000	0.93	1,350.000	70.000	0.86	600.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.20	46.949
Total	—	—	—	145.000	0.93	1,350.000	145.000	0.93	1,350.000	94.000	0.69	646.949

Molybdenum	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)	Tons (Mt)	ppm	Mo (000t)
Golpu	—	—	—	345.000	94.00	32.430	345.000	94.00	32.430	70.000	72.00	5.040
Total	—	—	—	345.000	94.00	32.430	345.000	94.00	32.430	70.000	72.00	5.040

Equivalents
Silver	Tonnes(Mt)		silver (000kg)	Tonnes(Mt)		silver (000kg)	Tonnes(Mt)		silver (000kg)	Tonnes(Mt)		silver (000kg)
Hidden Valley	0.374		0.024	28.548		7.029	28.922		7.053	0.913		0.316

Copper	Tons (Mt)		Au eq (000kg)	Tons (Mt)		Au eq (000kg)	Tons (Mt)		Au eq (000oz)	Tons (Mt)		Au eq (000oz)
Golpu	—		—	145.000		208.444	145.000		208.444	70.000		96.203
Nambonga	—		—	—		—	—		—	24.000		7.527
Total	—		—	145.000		208.444	145.000		208.444	94.000		103.730
Total Silver and Copper as gold equivalents	0.374		0.024	173.548		215.473	173.922		215.497	94.913		104.046
Total PNG including gold equivalents	0.374		0.104	229.458		422.304	229.832		422.407	131.518		208.961

Australia
Copper	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)	Tonnes(Mt)%		Cu (000t)
Little Eva	—	—	—	136.114	0.39	529.774	136.114	0.39	529.774	31.095	0.36	111.507
Turkey Creek	—	—	—	25.417	0.45	114.821	25.417	0.45	114.821	2.473	0.40	9.810
Blackard	—	—	—	82.538	0.45	374.485	82.538	0.45	374.485	33.591	0.43	145.667
Scanlan	—	—	—	18.228	0.38	102.021	18.228	0.38	102.021	8.465	0.37	35.993
Bedford	—	—	—	2.658	0.60	16.010	2.658	0.60	16.010	1.527	0.46	7.051
Lady Clayre	—	—	—	5.097	0.38	19.245	5.097	0.38	19.245	1.141	0.37	4.178
Ivy Anne	—	—	—	5.202	0.34	17.823	5.202	0.34	17.823	1.163	0.33	3.876
Total Copper	—	—	—	275.254	0.43	1174.178	275.254	0.43	1174.178	79.455	0.40	318.081

Gold Equivalents
Copper: as gold equivalents	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg
Little Eva	—		—	136.114		84.944	136.114		84.944	31.095		17.889
Turkey Creek	—		—	25.417		18.409	25.417		18.409	2.473		1.573
Blackard	—		—	82.538		60.041	82.538		60.041	33.591		23.355
Scanlan	—		—	18.228		16.357	18.228		16.357	8.465		5.771
Bedford	—		—	2.658		2.581	2.658		2.581	1.527		1.118
Lady Clayre	—		—	5.097		3.096	5.097		3.096	1.141		0.681
Ivy Anne	—		—	5.202		2.852	5.202		2.852	1.163		0.606
Total Copper as gold equivalents	—		—	275.254		188.281	275.254		188.281	79.455		50.993
Total AUSTRALIA (including gold equivalents)	—		—	275.254		199.315	275.254		199.315	79.455		53.373

	Tonnes(Mt)		Gold equivalents (000 kg)	Tonnes(Mt)		Gold equivalents (000 kg)	Tonnes(Mt)		Gold equivalents (000 kg)	Tonnes(Mt)		Gold equivalents (000 kg)
Total Harmony including equivalents	209.809		514.374	676.220		1,267.549	886.029		1,781.923	439.842		1,197.769

Uranium
South Africa	Tonnes(Mt)	kg/t	U3O8 (Mkg)	Tonnes(Mt)	kg/t	U3O8 (Mkg)	Tonnes(Mt)	kg/t	U3O8 (Mkg)	Tonnes(Mt)	kg/t	U3O8 (Mkg)
Free State surface	—	—	—	82.788	0.093	7.699	82.788	0.093	7.699	—	—	—
Moab underground	—	—	—	6.002	0.684	4.106	6.002	0.684	4.106	2.549	0.732	1.866
Mine Waste Solutions	54.061	0.061	3.272	52.912	0.096	5.076	106.973	0.078	8.349	77.701	0.039	3.031
Total Uranium	54.061	0.061	3.272	141.702	0.119	16.882	195.763	0.103	20.154	80.250	0.061	4.898
¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,582/oz Au, US$3.70/lb Cu and US$22.35/oz Ag with 100% recovery for all metals.

Note: rounding of numbers may result in slight computational discrepancies.

Mineral Reserves

As at June 30, 2023, Harmony had aggregate attributable Proven and Probable Mineral Reserves of approximately 26.7 million ounces of gold, 12.6 million ounces of gold equivalents, 16.9 thousand ounces of silver, 5.4 million pounds of copper and 9.4 million pounds of uranium.

Operations	Proven Reserves			Probable Reserves			Total Mineral Reserves
Gold	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)
South Africa underground
Tshepong North	2.997	4.79	14.341	0.766	5.73	4.390	3.763	4.98	18.731
Tshepong South	2.882	7.79	22.466	0.563	7.06	3.972	3.445	7.67	26.438
Masimong	0.861	4.77	4.108	0.131	4.27	0.559	0.992	4.71	4.667
Joel	2.933	4.87	14.284	0.545	4.33	2.358	3.478	4.79	16.642
Target 1	2.567	4.38	11.233	1.242	4.46	5.539	3.810	4.40	16.772
Doornkop South Reef	5.203	4.35	22.651	8.212	4.44	36.467	13.414	4.41	59.118
Kusasalethu	1.679	7.44	12.498	0.061	5.04	0.309	1.741	7.36	12.806
Moab Khotsong including Zaaiplaats	3.897	7.80	30.396	9.447	8.90	84.106	13.345	8.58	114.502
Mponeng	2.678	9.68	25.929	3.316	8.87	29.410	5.994	9.23	55.340
Total South Africa underground	25.698	6.14	157.907	24.283	6.88	167.109	49.980	6.50	325.016
South Africa Surface
Kalgold	5.384	0.93	4.991	8.529	0.85	7.217	13.913	0.88	12.208
Tailings
Other Free State tailings	86.527	0.27	23.410	585.517	0.22	130.775	672.044	0.23	154.186
Phoenix	30.371	0.28	8.652	—	—	—	30.371	0.28	8.652
Central	—	—	—	45.087	0.27	11.964	45.087	0.27	11.964
Mine Waste Solutions	14.215	0.27	3.823	381.126	0.28	105.832	395.341	0.28	109.655
West Wits tailings	—	—	—	17.357	0.32	5.485	17.357	0.32	5.485
Total Tailings	131.114	0.27	35.886	1,029.088	0.25	254.056	1,160.201	0.25	289.942
Total South Africa Surface (including Kalgold)	136.498	0.30	40.877	1,037.616	0.25	261.273	1,174.114	0.26	302.149
Total South Africa	162.195		198.783	1,061.899		428.382	1,224.094		627.165
Papua New Guinea
Hidden Valley	1.627	0.97	1.586	17.600	1.78	31.352	19.227	1.71	32.939
Hamata	—	—	—	0.158	1.77	0.280	0.158	1.77	0.280
Golpu ¹	—	—	—	200.000	0.86	171.000	200.000	0.86	171.000
Total Papua New Guinea	1.627	0.97	1.586	217.758	0.93	202.632	219.385	0.93	204.219
Australia
Little Eva	—	—	—	—	—	—	—	—	—
Bedford	—	—	—	—	—	—	—	—	—
Lady Clayre	—	—	—	—	—	—	—	—	—
Ivey Anne	—	—	—	—	—	—	—	—	—
Total Australia	—	—	—	—	—	—	—	—	—
Total Harmony	163.822		200.369	1,279.657		631.014	1,443.479		831.383

Other metals
Papua New Guinea[1]	Proven Reserves			Probable Reserves			Total Mineral Reserves
Silver	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)
Hidden Valley	1.627	21.20	34.494	17.600	27.82	489.694	19.227	27.26	524.188

Copper	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)
Golpu	—	—	—	200.000	1.20	2,450.000	200.0	1.20	2,450.000

Operations	Proven Reserves			Probable Reserves			Total Mineral Reserves
Gold equivalents	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)
Silver
Hidden Valley	1.627		0.487	17.600		6.918	19.227		7.406
Copper
Golpu¹	—		—	200.000		384.793	200.000		384.793
Total silver and copper as gold equivalents	1.627		0.487	217.600		391.711	219.227		392.199
Total PNG including gold equivalents	1.627		2.074	217.758		594.344	219.385		596.417
Total Harmony including equivalents	163.822		200.857	1,279.657		1,022.725	1,443.479		1,223.582
South Africa
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)
Moab Khotsong underground	—	—	—	13.345	0.32	4.260	13.345	0.32	4.260

¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,582/oz Au, US$3.70/lb Cu and US$22.35/oz Ag with 100% recovery for all metals.
²    Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
Note: rounding of numbers may result in slight computational discrepancies.
As at June 30, 2023, Harmony’s attributable gold and gold equivalent Mineral Reserves were 39.3 million ounces of gold, a decrease from 39.8 million ounces at June 30, 2022. The year on year Mineral Reserve reconciliation is shown below.

Description	(000kg)	Moz
June 30, 2022 Gold and gold equivalents	1,238	39.8
Changes during fiscal 2023
Mined	-53	-1.7
Other losses (geology, planning)	-19	-0.6
Reserve additions from Operations and Hidden Valley	30	1.0
Gold equivalents	27	0.9
June 30, 2023 Gold and gold equivalents	1,224	39.3
Note: rounding of numbers may result in slight computational discrepancies.
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

Doornkop
Property Description
Doornkop is an underground gold mine located in the West Wits mining district southwest of Johannesburg, in the Gauteng Province. At longitude 27°47'26.55"E and latitude 26°13'03.2"S, the mine forms part of Harmony's West Rand (“West Wits”) operations. Doornkop is wholly-owned and operated by Harmony.
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
In the West Rand Goldfield, the Kimberley Reefs include a number of different gold-bearing conglomerate horizons. At Doornkop, it is the Kimberley K9 Reef horizon which comprises the Mineral Resources along with the South Reef. The Kimberley K9 Reef rests on an unconformity and is a multi-pulse conglomerate which is divided into four cycles, each consisting of an upper conglomerate and a lower quartzite.
The South Reef comprises a basal conglomerate unit and a cycle of trough cross-bedded sediments. The South Reef is dominated by silicate phases such as quartz, carbon (seam and specks), as well as sulphide phases such as pyrite, pyrrhotite and chalcopyrite. While the upper cycles may carry some gold values, up to 95% of the gold present is located in the lower cycle.
Both the Kimberley Reef and the South Reef have been subjected to faulting and are intruded by a series of dykes and sills of various ages that cut across the reefs. The gold mineralization is interpreted to have succeeded a period of deep burial, fracturing, and alteration. The gold and other elements are believed to have precipitated through the reaction of hydrothermal fluids at high temperatures along the reef horizons.
History
Although exploration in the Doornkop area dates back to the early 1930s, and multiple phases of exploration and mining activities have taken place in the intervening years, the sinking of the Main and Ventilation Shafts at Doornkop only commenced in 1983. At the time, Doornkop was owned by Johannesburg Consolidated Industries Limited (“JCI”).
It was initially planned to mine both the Kimberley and the South Reefs. However, a decision was then taken by JCI to target the shallower Kimberley Reef only, mining it by mechanized methods. In addition, the deepening of the Main Shaft required to access to the South Reef was deferred. During 1989, the planned production rates from the Kimberley Reefs were achieved, but the anticipated grades were not recovered. Adverse geological structures were encountered, and the decrease in grades were attributed to difficulties associated with the mechanized mining methods resulting in dilution.
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
Harmony acquired Doornkop when it took over control of Randfontein Estates Limited ("REL"), in early 2000. Harmony continued mining the Kimberley Reef using mechanized mining methods, but revisited the work done toward extracting the South Reef. The mining method for the Kimberley Reef was subsequently changed to the conventional stoping approach, in order to extract a reduced tonnage at an improved grade.

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
A summary of the status of environmental permits and licenses issued as at June 30, 2023, related to Doornkop operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme Report (“EMPr”)	GP30/5/1/2/2/(09) EM	DMRE	June 7, 2010	LOM
Certificate of Registration (Nuclear)	01/0025/06	National Nuclear Regulator	May 31, 2003	LOM
Water Use Permit	33/2/323/24	DWS	December 1, 1977	LOM
Integrated WUL (Draft)	16/2/7/C221/C024	DWS	January 1, 2010	LOM
ISO 14001 Certification	631282	BSI	Novemeber 1, 2021	November 1, 2024
Cyanide Management Certification	N/A	ICMC	April 1, 2021	April 1, 2024
Precious Metal Refining Licence	1889/000251/66	SA Diamond & Precious Metals Regulator	June 1, 2011	June 1, 2024
Environmental Authorisation for Water Treatment Plant	GP30/5/1/2/2/(09) EM	DMRE	August 1, 2016	LOM
License to impound water in a dam with Safety risk	12/2/C221/69	DWS	July 17, 2009	LOM
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone).
Mineral Processing
Doornkop's gold processing facility has been in operation since the mid-1980s. The technology used to process the gold-bearing ore is well established and is suitable for the style of mineralization.
The milled ore from Doornkop follows a standard cyanide leach, CIP and electrowinning process in order to extract the gold bullion.
The plant is currently operating below its designed throughput capacity and in the past has operated at the throughput required to deliver the forecasted ounces of gold in the LOM.
Qualified Persons
The Qualified Person (“QP") preparing the TRS was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. H. Chirambadare	SACNASP	BSc. (Geol, Math), BSc. (Hons) Geol, GDE, MENG, MBA	All	Full time

Exploration
Exploration at Doornkop has been focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine as existing Mineral Resources are depleted through mining. Over the years, geological data has been obtained through surface drilling, a seismic survey, underground drilling, underground channel (chip) sampling and geological mapping.
Surface exploration drilling has taken place over several different campaigns since exploration was initially undertaken in the 1930s. Surface drilling provides widely spaced initial grade and channel width information, upon which mine development decisions are based.
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
Mineral Resource Estimate
The Mineral Resource estimate for Doornkop is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined as 650cmg/t, based on the economic assumptions presented in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold price	US$/oz	1,764
FX rate	R:US$	16.22
Gold price	R/kg	920,000
Plant recovery factor	%	96.65
Unit cost	R/t	3,108
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023. The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	17.334	3.44	59,656	18.202	3.54	64,492	(7.5)%
Indicated	10.345	2.86	29,598	10.528	2.97	31,245	(5.3)%
Total / Ave. Measured + Indicated	27.679	3.22	89,254	28.730	3.33	95,738	(6.8)%
Inferred	13.262	4.53	60,050	13.414	4.38	58,707	2.3%
Notes
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. H. Chirambadare, who is Ore Reserve Manager at Doornkop, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 650 cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The reduction in Mineral resources is mainly as result if the increase in the resources cut-off grade from 638 cmg/t to 650 cmg/t.
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
The Mineral Reserve estimate, as at June 30, 2022 and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	5.203	4.35	22,651	5.876	4.46	26,179	(13.5)%
Probable	8.212	4.44	36,467	7.924	4.29	33,988	7.3%
Total / Ave. Proven + Probable	13.414	4.41	59,118	13.799	4.36	60,167	(1.7)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. H. Chirambadare, who is the Doornkop Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 739cmg/t determined using a gold price of US$1.582/oz.

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

Modifying Factor	Unit	Value
Relative Density	t/mᶟ	2.77
Stoping width	cm	124.00
Gully (dilution)%		5.05
Off Reef	%	2.62
Waste to Reef	%	0.33
Flushing tons	%	0.00
Discrepancy	%	16.37
Mine Call Factor	%	81.00
Plant Recovery Factor	%	96.65
Mine Recovery Factor	%	78.29
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	739.00
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Free State Surface Operations
Property Description
The Free State Surface Operations are located near the towns of Welkom and Virginia, Free State Province, South Africa. The operations reclaim and re-treat local surface tailings storage facilities (“TSFs”) and WRDs.
The Free State Surface Operations comprise Mineral Resources located in 26 TSFs and 9 WRDs; three of the TSFs are actively being mined and processed through two processing plants. The Free State Surface Operations comprise the following:
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

The location of the WRDs is presented in the figure below.

N
Welkom
Mine Services and Transport
Target 1
Target 3
Tshepong
Phakisa
Masimong
Bambanani
Joel
Free State Operations
27°58'S
Hostel
Masimong 4
FSS5
FSS3
FSS1
E
PB Dam C
PB Dam D
PB Dam B
PB Dam A
Saaiplaas 3
Saaiplaas 3
Bambanani West
FSS4
FSS6
SP6
Saaiplaas Plant
Saaiplaas 2
Saaiplaas 2
Saaiplaas 1
28°02'S
SP4
SP1
SP2
SP3
SP5a
SP5b
Bambanani East (PS4)
Bambanani Shaft
FSS7
Evaporation Dams
Harmony 4
Central Plant
Dam 21/H3
Unisel
23
Harmony 2
22a-cH1
Harmony 3
Sandrivier
Virginia 1
Virginia 2
28°06'S
Virginia
25
27 Calcine
30
30 A
31
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
The Free State Tailings is currently at PFS stage. Although the results of the study completed in 2009 indicate a positive net present value, the project has not yet been commissioned. The project currently comprises the 21 TSFs.
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
Operations are powered by electricity from Eskom.
The Free State Surface Operations have adequate access to the infrastructure required to meet the planned LOM production schedules. In addition, all provisions and plans required for the Free State Tailings have been made. The surface infrastructure located in the vicinity of Welkom and Virginia is displayed in the graphic below.

N
MINE SERVICES AND TRANSPORT
FSS5
PAN
HOSTEL
MASIMONG 4
FSS3
PB DAM C
PB DAM D
PB DAM B
PB DAM A
RWD
FSS1
FSS2E
FSS2W
SAAIPLAAS RETURN WATER DAM
FSS4
SAAIPLAAS 3
SP6
SAAIPLAAS PLANT
SAAIPLAAS 2
SAAIPLAAS 1
BAMBANANI WEST
FSS6
SP4
SP1
SP2
SP5a
SP5b
SP3
DAM 13
BAMBANANI
FSS7
SAAIPLAAS RETURN WATER DAM
EVAPORATION DAMS
HARMONY 4
CENTRAL PLANT (retreatment project)
DAM 31
DAM 21/H3
23
HARMONY 2
22a – c H1
HARMONY 3
VIRGINIA 1
VIRGINIA 2
SANDRIVER
25
27 CALCINE
30
31
30 A
26
28
0
1 000
2 000
Metres
LEGEND
Shaft position
Non-operating shafts
Active tailing retreatment plants
Slime dams (municipality)
Slimes dams being mined
Non-active slime dams
Dams and pans
Roads

Geology
Material contained in the TSFs and WRDs originates from deep level gold mines, operated by Harmony and other mining companies. The mining operations predominantly extract narrow, tabular gold-bearing conglomerate reefs, namely the Basal, B, Elsburg ("EA"), Dreyerskruil and Beatrix Reefs.
These reefs occur within the Archean Witwatersrand Basin which hosts the Witwatersrand Supergroup succession. The Basal Reef is located at the base of the Harmony Formation, within the Johannesburg Subgroup of the Central Rand Group (“CRG”). The B Reef is part of the Spec Bona Member at the base of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Beatrix Reef is part of the Earls Court Member of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The EA and Dreyerskruil Reefs occur within the Eldorado Formation of the Turffontein Subgroup, capping the CRG in the Free State Goldfield.
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
The most significant mineral in the TSFs and WRDs is quartz, which makes up more than 60% of the bulk mineral composition. The gold predominantly occurs in association with pyrite. Other minerals identified include silver, copper, iron oxide, nickel, bismuth, uranium, lead and zinc from the Basal, B, EA, Dreyerskruil and Beatrix conglomerates.
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

A summary of the status of environmental permits and licenses issued as at June 30, 2023 related to Free State Surface operations is presented in the table below.

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
The Saaiplaas Plant forms part of the Phoenix Project and is currently treating reclaimed tailings at a rate of 503ktpm from Brand A (PB Dam A) and Dam 21 TSFs.
Reclaimed tailings from FSS5 TSF are processed through the Central Plant at a rate of 320ktpm. The rate of treatment will remain unchanged for the duration of the LOM even when new TSFs form part of the feed to the plant.
The PFS proposes the processing of additional TSFs at both the following plants:
•Harmony One Plant: production will be ramped up in 300ktpm increments as the plant modules become available and the plant is repurposed in 2026, 2032 and 2041; and
•Target plant: this plant will be repurposed to 300ktpm tailings retreatment in 2028.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ. Selebogo	SAGC	MSCC, HND (MRM), Mine Survey CoC	All Sections	Full time
Mr. D. Fourie	SAIMM	MSc. Eng, GDE	6, 7, 9, 11, 12	Full time
Mr. T. Leonard	n/a	BSc. (Elec Eng), GCC	5, 6, 7, 8, 11, 12, 19	Full time
Mr. TJ. Chuene	MMMA	NDip Extraction Metallurgy	5, 10, 12, 13, 14, 15	Full time
Mr. E. Kleinhans	MMMA	B-Tech Metallurgy	5, 10, 12, 13, 14, 15	Full time
Ms. M. Mbongo	n/a	B-Tech Cost & Man Acc	18, 19	Full time
Mr. O. Moiloa	n/a	B-Tech Analytical Chemistry	8	Full time
Mr. H. Mashaba	n/a	BSc. (Hon) Env Man	17	Full time
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
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.

The Mineral Resource estimate for TSF, as at June 30, 2023 exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2023			2022
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t )	Gold Content (kg)	% Change
Measured	Phoenix Project	19.530	0.27	5,188	21.852	0.27	5,855	(11)%
	Free State Tailings	82.788	0.27	22,487	82.788	0.27	22,487	—%
Sub Total / Ave. Measured		102.318	0.27	27,676	104.640	0.27	28,342	(2)%
Indicated	Phoenix Project	—	—	—	—	—	—	—%
	Free State Tailings	—	—	—	—	—	—	—%
Sub Total / Ave. Indicated		—	—	—	—	—	—	—%
Total / Ave. Measured		102.318	0.27	27,676	104.640	0.27	28,342	(2)%
	Free State Tailings	15.459	0.19	2,937	15.459	0.19	2,937	—%
Total / Ave. Inferred		15.459	0.19	2,937	15.459	0.19	2,937	—%
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,764/oz.
4.Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5.Uranium content is not reported for any of the projects.
6.Metal content does not include allowances for processing losses.
7.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.Rounding as required by reporting guidelines may result in apparent summation differences.
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change is as a result of estimation model and survey updates.

The Mineral Resource estimate for WRD, Mineral Resources as at June 30, 2023 (exclusive of the reported Mineral Reserves), is summarized in the table below:

		Fiscal Year Ended June 30,
		2023			2022
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Indicated	n/a	0.802	0.34	274	1.055	0.39	413	(33.7)%
Inferred	n/a	17.095	0.43	7354	16.950	0.43	7,292	0.9%
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,764/oz.
4.Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5.Uranium content is not reported for any of the projects.
6.Metal content does not include allowances for processing losses.
7.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.Rounding as required by reporting guidelines may result in apparent summation differences.
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change is due to the depletion replaced with new WRDs.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-

K. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors , plant call factor, and plant recovery factors.
The Mineral Reserve estimate for Free State Surface Operations, as at June 30, 2022 and 2023, is summarized in the table below.
There are no Mineral Reserves estimated for the WRDs.

		Fiscal Year Ended June 30,
		2023			2022
Mineral Reserve Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	Phoenix Project	30.371	0.28	8,652	36.519	0.29	10423	(17)%
	Free State Tailings	86.527	0.27	23,410	86.527	0.27	23,410	—%
Sub Total / Ave Proven		116.898	0.27	32,063	123.046	0.27	33,834	(5)%
Probable	Central Plant Reclamation	45.087	0.27	11,964	47.910	0.27	12844	(7)%
	Free State Tailings	585.517	0.22	130,775	578.727	0.22	129266	1%
Sub Total / Ave Probable		630.605	0.23	142,739	626.637	0.23	142110	—%
Total / Ave Proven + Probable		747.503	0.23	174,802	749.683	0.23	175943	(1)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Gold content is recovered gold after taking into consideration the modifying factors.
4.Mineral Reserves are reported using a cut-off grade of 0.157g/t and a gold price of US$1,582/oz.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
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

Operation / Project	Source	Cut-off Grade (g/t Au)	Plant Recovery (%)
Phoenix Project	No. 21 (H3)	0.18	45.00
	Brand A (PB Dam A)	0.18	45.00
	FSS6	0.18	45.00
Central Plant Reclamation	FSS5	0.18	48.00
	FSS3	0.17	50.00
Free State Tailings	Free State South 1 (FSS1)	0.16	51.71
	Free State South 2 East & West (FSS2 E&W)	0.16	51.71
	Free State South 4 (FSS4)	0.16	51.71
	Free State South 7 (FSS7)	0.17	48.67
	Free State South 8 (FSS8-E)	0.16	51.71
	Free State South 8 (FSS8-W)	0.16	51.71
	Free State North 6 (FSN6)	0.19	43.32
	ARM (1+2+3+4)(Welkom Slimes Dam)	0.16	45.00
	Brand D	0.16	52.57
	Saaiplaas 1	0.16	52.57
	Saaiplaas 3 & 2	0.16	52.57
	Saaiplaas 5b	0.16	52.57
	Saaiplaas 6	0.16	52.57
	No. 23 (Central Plant)	0.16	52.57
	No. 30a	0.17	52.57
	No. 33b	0.16	48.97
	No. 34a	0.17	52.57
	No. 32	0.16	49.89
	No 33A	0.16	52.51
	Target Slimes Dam	—	52.00
	Pres Steyn 9 (Freddies 9)	—	52.00
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

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Wesselsbron
Phakisa
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
27°45'S
28°00'S
28°15'S
0
10km
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of 1,379m below mine datum (“BMD”). Joel currently has a LOM expectancy of seven years, which includes mining up to 137 level in a block of ground swapped with the neighboring Beatrix Mine.
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
Joel has two operational shaft complexes namely North Shaft and South Shaft, which service and support the mining operation as defined in the LOM plan. The Joel gold plant located near North Shaft was decommissioned in 2019. Joel ore is currently transported by truck to the Harmony One Plant, a distance of 40km away by road, where it is processed.
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
The reef currently exploited at Joel is the Beatrix Reef, which covers approximately 90% of the mine. The other economic reefs are the VS5 Reef and the footwall reef (“Aandenk”) which cover the remaining 10% of Joel.
Mineralization is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The significant minerals in the deposit are pyrite (60%), quartz (35%) and garnets (5%) within medium to coarse, clast-supported oligomictic pebble horizons. Detrital carbon is also common.
History
Active prospecting in the area began on the farms Leeuwbult 580 and Leeuwfontein 256 in 1981. Construction of the twin-shaft system began in September 1985 and was completed by December 1987. Joel South was designed to be a fully trackless mining operation.
Previously known as HJ Joel Mine, its name was changed to Joel in 1998 when the then AngloGold was established. The mine’s name changed again to Taung in 1999 and finally reverted to Joel in January 2002 when the Freegold Joint Venture between Harmony and African Rainbow Minerals Limited Gold Division ("ARMGold") assumed responsibility for the operation.
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
The following mining rights make up the full mining lease area of approximately 2,166.92ha:
•30/5/1/2/2/13 MR valid from February 15, 2019, to February 14, 2030.
A summary of the status of all environmental permits and licenses issued at the effective date related to Joel is presented in the table below.

Mining Method

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Mining Right	FS 30/5/1/2/2/13 MR	DMRE	Feb 15, 2019	11 years
EMPr	FS 30/5/1/2/2/13 MR	DMRE	Mar 31, 2010	LOM
Water Permit	1459B (B33/2/340/116)	DWS	May 27, 1991	LOM
Water Permit	1460B (B33/2/340/116)	DWS	Mar 15, 1991	LOM
Waste Disposal Permit	1339N(B33/2/340/116/P35)	DWS	Sept 16, 1992	LOM
Water Permit	3M (B33/2/340/116)	DWS	May 27, 1991	LOM
Sewage Treatment Permit	QC404.00.XR01	DWS	Aug 20, 1986	LOM
Water Permit	1339N (B33/2/340/116)	DWS	Mar 15, 1991	LOM

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of up to 1,350m BMD. Joel currently has a LOM expectancy of seven years, which includes mining up to 137 level in a block of ground swapped with the neighboring Beatrix Mine.
Joel was originally designed to adopt trackless mechanized mining when production commenced at South Shaft, but in 1994 a decision was made to change to conventional mining mainly due to the high operating costs of trackless mining. Joel consists of two interconnected shaft complexes, the South Shaft complex which is the main operational shaft and the North Shaft which is available for hoisting ore.
Joel’s upper mining levels are in a mature phase of operation. The decline project development, from 129 to 137 levels, which started in 2011, is complete. This included mining up to 137 level and the Beatrix Mine block swap. The decline project to access the orebody from 137 level included two declines that were developed at 12° from 129 level – a chairlift decline and a conveyor belt decline. The belt, main tips and chairlifts have been completed. Primary footwall development is currently underway on 137 level and production from the 137 level E3 raise, 137 E4 raise and 137 E6 Raise is ongoing.
Joel has adopted conventional breast mining on a scattered grid (or scattered mining) which is tailored to the variable grades intersected as well as the associated rock-related hazards anticipated at this depth. Stoping panel stability in an intermediate stress environment may require additional stabilizing pillars be left to support the immediate hanging wall. These take the form of inter-panel crush pillars between neighboring mining panels.
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Ms. FO. Muthelo	SACNASP	BSc Hons (Geol)	All Sections	Full time
Ms. T. Stocks	N/A	B.Tech. (Cost & Man Acc)	16, 18, 19	Full time
Mr. M. Kilian	AMMSA	B. Tech (Min Eng)	16	Full time
Mr. K. Tose	AMMSA	BSc (Min Eng)	13	Full time
Mr. F. Mufara	MVSSA	BSc (Comp Sci)	3, 17	Full time
Ms. A. Sonandi	AMRE	Engineer Manager	15	Full time
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
Mineral Resource Estimate
The Mineral Resource estimate at Joel is considered to have reasonable prospect for economic extraction by underground mining methods. This is demonstrated by the results of the cash flow for the mine. The cut-off grade for the Mineral Resource is determined at 558cmg/t gold based on the economic assumptions presented in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold Price	US$/oz	1764
Exchange Rate	Rand:US$	16.22
Gold Price	Rand/kg	920 000
Plant Recovery Factor	%	94.38
Unit Cost	Rand/t	3594
Note: Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023. The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	1.392	9.83	13,690	1.650	9.17	15,138	(9.6)%
Indicated	2.940	7.07	20,802	2.794	6.92	19,336	7.6%
Total / Ave. Measured + Indicated	4.332	7.96	34,491	4.444	7.76	34,474	—%
Inferred	0.762	7.87	6,001	7.043	5.11	35,954	(83.3)%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Ms. FO. Muthelo, who is Ore Reserve Manager at Joel, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4. 4. The Mineral Resources are reported using a cut-off value of 558cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.

Exploration drilling during fiscal 2023 confirmed the position of the VS5 boundary. The VS5 block is now being reported as minor reefs that do not form part of the Mineral Resources.

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
The Mineral Reserve estimate, as at June 30, 2022, and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.933	4.87	14,284	2.781	5.01	13,941	2.5%
Probable	0.545	4.33	2,358	0.954	4.85	4,631	(49.1)%
Total / Ave. Proven + Probable	3.478	4.79	16,642	3.735	4.97	18,572	(10.4)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Ms. FO. Muthelo, who is the Joel Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 915cmg/t determined using a gold price of US$1,582/oz gold.

The decrease in Mineral Reserves is mainly due to depletion and a decrease in grade to the far East of the mine as we approach the erosion channel associated with the VS5 boundary.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Joel. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.75
Average Stoping Width	cm	170
Gully	%	4.52
Off reef	%	1.09
Waste to Reef	%	7.30
Flushing Tons	%	0.00
Discrepancy	%	0.22
Mine Call Factor (MCF)%		84
Plant Recovery Factor (PRF)%		94.38
Mine Recovery Factor	%	79.28
Plant Call Factor	%	100
Mineral Reserve Cut Off	cmg/t	915
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

24°
25°
N
BOTSWANA
Malopo River
SOUTH AFRICA
Malopo River
Mahikeng
Madibe gold mine
26°
26°
Kalgold
(Harmony)
Kalplats Project
(ARM)
Muirs gold mine
Gemsbok Pan
-5°
Goudplaats
(historic mine)
0 10 20 30 40 50
Kilometres
Vryburg
27°
27°
24°
25°
LEGEND
Amalia-Kraaipan
Greenstone Terrane
International border
Gold prospect/mine
Road
Railway

Kalgold is a open-pit mining operation, extracting ore from a series of satellite orebodies.
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
The belt is intruded by several granitoid suites which range from tonalitic and trondhjemitic gneisses through to granodiorite-monzonite suites. There is a general paucity of outcrop owing to the variably developed weathering profile and to the Tertiary-to-Recent cover, including transported Kalahari sands. Due to the younger cover rocks and lack of surface exposure, the mineralization potential of the belt was poorly understood for many years.

The Kalgold lode deposit is accessed through five discrete mining areas, namely the D Zone, A Zone and A Zone south extension (Henry), Watertank, and Windmill pits. Watertank pit can be split into Watertank Main and North. Watertank North refers to the northern extension of the pit. The geology of the D Zone Pit is used as a benchmark for the other pits. The geology consists of mafic schist, which forms the immediate footwall, a BIF horizon as the main mineralized zone and a succession of clastic sediments consisting of shale, greywacke, and volcanic conglomerates as the hanging wall. Mining is currently taking place at the A Zone, Watertank, Henry and Windmill pits.
Mineralization at Kalgold is essentially strata bound to the BIF packages, resulting from intense silica, carbonate, sulphide, potassium alteration and metasomatic replacement of the BIF lenses. The mineralization is manifested primarily as quartz veined and sulphidized BIF, with sulphides dominated by pyrrhotite and pyrite. Gold predominantly occurs as small grains of native gold, in association with pyrrhotite and trace chalcopyrite and sphalerite.
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
Harmony acquired Kalgold in July 1999.
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
Harmony is the holder of the following mining rights:
•NW30/5/1/2/2/77MR valid from August 28, 2008 to August 27, 2038; and
•NW30/5/1/1/2/863 and 1469PR. The section 102 application in terms of the MPRDA for the Prospecting Right to be incorporated as Kalgold mining right was not approved. A new Prospecting Right application will be lodged. The area is currently reserved, and the DMRE may not accept any other applications for the area.
A summary of the status of environmental permits and licenses issued as at June 30, 2023, related to Kalgold operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme (Amendment)	NW30/5/1/2/2/77MR	DMR	March 8, 2022	LOM
Environmental Authorisation	(NW) 30/5/1/2/3/2/1/77 EM	DMR	October 4, 2022	LOM
Water Use Licence	07/D41B/ABCGIJ/4754	DWS	February 22, 2021	LOM
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/06/02/2023	Ngaka Modiri Molema District Municipality	June 1, 2023	12 Months
Protected Trees Permit	01-12-2020/24NW	DFFE	December 2, 2020	December 2, 2025
Atmospheric Emission Licence	NWPG/KALGOLDAEL 4.17/OCT2019	DEDUCT	October 14, 2019	September 1, 2024
Mining Method
Kalgold is an open-pit mining operation located in the geological terrane of the Archaean KGB. Gold mineralization is hosted by steeply dipping BIF interbedded with schist, shale, and greywacke. The nature of the orebody requires the selective mining of the ore blocks, defined by the east and west mineralized limbs, to separate the ROM destined ore, above the Mineral Reserve cut-off of 0.6g/t. Based on the gold grade, properties of the host rock, and shallow depth of mineralization, open pit mining is appropriate for Kalgold. The gold deposit is mined most cost effectively, using a modular approach with multiple small to medium open pits defined by mineralized zones.

Mineral Processing
Kalgold's gold processing facility has been in operation since 1996. The technology used to process the gold-bearing ore is well established and has proven to be suitable for the style of mineralization. Kalgold processes the ore using a well-established cyanide and CIL process for their recovery of gold. The average planned milling tonnages per month is 128.540ktpm at the planned feed grade of 1.06g/t. The plant is operating at its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QPs preparing the TRS were employed by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. T. Hewitt	GSSA Fellow (963219) , SACNASP (400069/01)	BSc Hons (Geology), GDE (Mining)	1, 6, 7, 8, 9, 22	Full time
Mrs. B. van der Linden	n/a	B Com. (Hons) (Bank/Fin Mng.)	1, 18, 19, 22	Full time
Mr. D. Fourie	SAIMM (706555)	MSc. Eng, GDE	1, 11, 22	Full time
Mr. E. Malaola	SAGC(PMS0196), IMSSA	NHD Mine Surveying, Mine Surveyors CoC	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr. FP. Coetzee	ECSA Pr. Eng. (20100158), MMC	B Eng. Mining, MBA	1, 13.3, 13.4, 22	Full time
Mr. J. Boshoff	SACNASP, SAIMM, GSSA	BSc. (Hons), MSc, MBA	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr. K. Le Bron	FSANIRE	M.Sc. Eng., GDE, AREC (COM), MAP, PGCE, Blasting Cert.	1, 13.2, 22	Full time
Ms. N. Mogale	n/a	BSc Hons, Environmental Science with Geography and Environmental Management	1, 4, 17, 22	Full time
Mr. N. Wessels	AMRE	B. Eng (Mech), GCC	1, 15, 22	Full time
Ms. KN. Monaisa	AMMSA	B-Tech (Mining Engineering), MDP, MMC	1, 13.3, 13.4, 23	Full time
Mr. R. Montshonyane	n/a	BTech: Engineering Metallurgy, BT10014	1, 10, 14, 22	Full time
Mr. R. Reid	Australian Institute of Geoscientists (FAIG: 3507)	BSc. Hons (Earth Science), Grad. DipSc. (GIS)	1, 6, 11, 22	Full time
Mr. RF. Gaelejwe	SACNASP (400207/14)	BSc. Hons (Geol), PgDip, EMBA	All	Full time
Mr. T. van Dyk	SACNASP, GSSA	BSc. Hons (Geology)	1, 9, 11.3 - 11.6, 12, 22	Full time
Mr. W. De Wit	n/a	N.D.T. Mine Surveying, Mine Surveyors Certificate of Competency No 1605	1, 3, 5, 16.3	Full time
Exploration
In the period 2017 to 2019, definition and exploration drilling were undertaken over the Kalgold line of lode deposit. This exploration was aimed at validating and expanding the Mineral Resource estimate at that time. The drilling yielded significant extensions to the Mineral Resource area, expanding on the understanding of the deposit. The drilling results were analyzed and incorporated into the geological model to upgrade the Mineral Resource estimates, and in-fill the areas between the A Zone and Watertank mining pits, known as the Bridge Zone.
Further exploration drilling took place during 2022. The results from this exploration drilling extended the mineralized area beyond the current resource limits. The exploration drilling and the subsequent definition of the Mineral Resources are ongoing, and the intention is that the Mineral Resource estimate will be continuously updated as the data becomes available and incorporated into the model.
Exploratory worked planned to the south of the D zone was not completed as planned due to the pending prospecting right application. This drilling was intended to support the plant Feasibility Study, aimed at increasing the current milling and processing capacity.
The QPs are of the opinion that the drilling and survey processes, the geological and geotechnical logging and the sampling and assaying data is appropriate for the Kalgold modelled deposit and mineralization style.
Mineral Resource Estimate
The Mineral Resources at Kalgold are considered to have reasonable prospects of economic extraction by open pit mining methods. Kalgold is an on-going operation with a well-defined set of operating parameters and costs. These parameters are used to generate a series of open pit Mineral Resource shells based on various gold prices, to constrain the Mineral Resource block model for reporting purposes. At this stage the Windmill Zone model has no constraining Mineral Resource shell and is reported to an RL (reduced level). Based on the parameters presented in the table below, the cut-off grade reporting to the Kalgold Mineral Resources at the effective date of June 30, 2023, is 0.54g/t gold.

Description	Unit	Value
Gold price	R/kg	920,000
Planned recovery factor	%	86
Mining costs	R/t	Modelled based on Andru mining rates
Processing costs	R/t	263.00
Plant throughput	ktpm	130
Planned dilution (Weighted planned per pit)%		9.3
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.
The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	3.474	1.05	3,634	0.576	1.65	953	281.3%
Indicated	31.832	1.20	38,187	33.099	1.09	35,970	6.2%
Total / Ave. Measured + Indicated	35.306	1.18	41,821	33.675	1.10	36,923	13.3%
Inferred	25.448	0.34	8,648	25.440	0.34	8,557	1.1%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. RF. Gaelejwe, who is Ore Reserve Manager at Kalgold, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 0.54g/t and a gold price of US$1,764/oz; for an assumed plant throughput of 130ktpa. These parameters have been used to constrain the Mineral Resource shell.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The inferred portion of the Mineral Resource includes the historical Surface tailings of 6 263Kg (0,201Moz)
9.The Mineral Resource estimate is for Harmony’s 100% interest.

The declared exclusive Mineral Resource estimate increased by 11% from 1.462Moz as at June 30, 2022 to 1.623Moz as at June 30, 2023. The increase is attributed to the change in operational Life of Mine strategy offsetting the impact of reporting pit shells depth constrained by increased mining costs.

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

The Mineral Reserve estimate, as at June 30, 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	5.384	0.93	4,991	5.616	0.94	5,303	(5.9)%
Probable	8.529	0.85	7,217	15.789	1.16	18,262	(60.5)%
Total / Ave. Proven + Probable	13.913	0.88	12,208	21.405	1.10	23,565	(48.2)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. RF. Gaelejwe, who is the Kalgold Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 0.60g/t determined using a gold price of US$1,582/oz gold.

The declared Mineral Reserve estimate decreased by 42% from 0.758Moz as at June 30, 2022 to 0.392Moz as at June 30, 2023. This difference is attributed to the exclusion of Watertank Main mining from LOM due to initial 130Ktpm and 170Ktpm LOM option plans being cashflow negative. This resulted in independent optimized access/ramping designs for A Zone and Watertank North, which excluded further waste and ore mining when compared to the previous integrated access/ramping system used for mining A Zone, Watertank Main and Watertank North.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kalgold. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Mineral Reserve cut-off - Pit Mineral Reserves	g/t	0.60
MCF - Pit Mineral Reserves	%	100
Dilution - Pit Mineral Reserves	%	9.3 (Weighted planned per pit)
Plant Recovery Factor - Pit Mineral Reserves	%	86
Plant Recovery Factor - Stockpile Mineral Reserves	%	70
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
Kusasalethu comprises a twin-shaft system with two surface vertical shafts and two vertical sub-shafts. Ore is hoisted to surface and is delivered to the plant by road. Although Kusasalethu has its own processing plant situated adjacent to the mine, this plant does not treat the mine’s ore and only supplies backfill material for underground support purposes. The ore mined from Kusasalethu is processed at the Mponeng Plant, located adjacent to the Mponeng shaft approximately 17km away. Operations are powered by electricity from Eskom.
Kusasalethu is accessible via the national and provincial roads. The general layout of Kusasalethu infrastructure in relation to the neighboring Harmony mines is displayed in the graphic below.

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
The VCR is a tabular, inclined, gold-bearing quartz pebble conglomerate of intermediate to high grade. It forms the base of the Ventersdorp Supergroup, which caps the CRG of the Witwatersrand Supergroup via an angular unconformity. This reef is characterized by its palaeomorphology, where a thick reef is preserved in the form of terraces separated stratigraphically by a thin inter-terrace slope reef.
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

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/3/2/1(07) EM	DMRE	December 18, 2007	LOM
Mining Right	GP30/5/1/2/2 (07)MR	DMRE	December 18, 2007	December 17, 2037
Water Use License	08/C23J/AJFG/1019	DWS	December 18, 2007	December 17, 2037

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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone).
Mineral Processing
The ore from Kusasalethu is processed at Mponeng’s gold processing facility which has been in operation since 1986. The technology used to process the gold-bearing ore is well established and suitable for the style of mineralization (i.e., VCR ore).
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. JD. Ackermann	SAIMM	BSc (Geol)	1, 2, 3, 4, 5, 7, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25	Full time
Mr. M. Hopwood	CIMA	BCom (Hons) Management Accounting; ACMA/CGMA	16, 18, 19	Full time
Ms. L. Makhuva	None	BSc (Hons) Environmental Management	17	Full time
Mr. JJ. Le Roux	None	BSc (Hons)(Geology	6,7,8	Full time
Mr. J. Williamson	None	Certificate in Mineral Resource Management	13	Full time
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
Exploration work on the Kusasalethu mining right area commenced in the early 1940s as part of the Western Deep Levels evaluation program. The work was initially limited to surface platforms, where an extensive surface exploration program was conducted across the Western Deep Levels leases by Anglo American Corporation Limited (“AAC”).
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
During fiscal 2023 the mine drilled 12 underground exploration holes, totaling 2,085m at a capital cost of R4.3m.
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
Mineral Resource Estimate
The Mineral Resource estimate for Kusasalethu is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mine. The cut-off value for the Mineral Resources is determined at 1,085cmg/t gold based on the economic assumptions presented in the table below at the effective date June 30, 2023.

Description	Unit	Value
Gold Price	US$/oz	1,764
Exchange Rate	Rand:US$	16.22
Gold Price	Rand/kg	920,000
Plant Recovery Factor	%	95.5
Unit Cost	Rand/t	5,159
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023. The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below. The total Mineral Resource (excluding reserves) gold content estimate for 2023, decreased by 15%, from 110,166kg gold as at June 2022 to 94,044kg gold as at June 2023. The major difference in the reconciled Mineral Resources between June 2022 and June 2023 is attributed to a 4% increase in Mineral Resource cut off. This was directly driven by a 11% unit cost increase (from R4,655/t to R5,159/t) and only a 8% increase in the gold price used (R920/g versus R850/g). Further to this there was a decline in mineral inventory grade by 1% (964cmg/t to 971cmg/t).

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	0.189	37.32	7,045	0.990	13.03	12,906	(45.4)%
Indicated	6.457	10.11	65,278	8.545	9.28	79,333	(17.7)%
Total / Ave. Measured + Indicated	6.646	10.88	72,323	9.535	9.67	92,239	(21.6)%
Inferred	2.454	8.85	21,722	2.025	8.85	17,927	21.2%
Notes:
1.Mineral Resources are reported with an effective date of June, 30 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. J. Ackerman, who is Ore Reserve Manager at Kusasalethu, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 1,085cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.

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
The Mineral Reserve estimate, as at June 30, 2022, and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	1.679	7.44	12,498	1.313	6.97	9,153	36.5%
Probable	0.061	5.04	309	0.031	6.84	210	47.1%
Total / Ave. Proven + Probable	1.741	7.36	12,806	1.343	6.97	9,363	36.8%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. J. Ackerman, who is the Kusasalethu Ore Reserve Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 1,100cmg/t determined using a gold price of US$1,582/oz gold.

The declared Mineral Reserve estimate increased from 9,363kg gold as at June 30, 2022 to 12,806kg gold as at June 30, 2023. The changes in the Kusasalethu Mineral Reserve estimate between June 30, 2022 and June 30, 2023 are attributed to an increase in the profitable mining plan by one year and nine months. Due to the incorporation of ground firmed up by drilling and redesigning some isolated blocks of ground.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kusasalethu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
RD	t/m³	2.78
Stoping Width	cm	132.2
Gully	%	5.16
Off Reef	%	2.42
Waste to Reef	%	0.31
Flushing	%	0.18
Discrepancy	%	11.23
Mine Call Factor	%	85.92
Plant Recovery Factor	%	95.50
Mine Recovery Factor	%	82.05
Plant Call Factor	%	100.00
Mineral Reserves Cut Off	cmg/t	1,100
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
Vaal River
Great Noligwa Mine
Moab Khotsong Shaft
Orkney
Kopanang Mine
Zaaiplaats
R 30
R 76
Mining Right
National Road
Secondary Road
Towns/Villages
River
Plant
Mine Division
Shaft Position
27°00'S
0
5km
26°40'E

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
The infrastructural layout includes hoisting facilities; logistical support for ore handling, sampling, and transporting; the processing plant; waste rock facilities; tailings and leaching infrastructure; roads; water and power supply; ventilation and refrigeration systems; stores and workshop support; electrical supply; offices; housing and security.

The location of the surface infrastructure is displayed in the graphic below.

Settling Dams
Great Noligwa #
Noligwa Plant
South Uranium Plant
Moab Khotsong #
Mispah 1 TSF
Mispah 2 TSF
Kopanang Paydam
Scale
0
500m
Tailings pipeline
Railway line
Road

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
Moab Khotsong exploits gold mineralization occurring in the VR. This reef is stratigraphically located near the top of the Johannesburg Sub-group, within the CRG. The VR ranges in depth at Moab Khotsong from 1,500m BMD to 3,400m BMD. Gold mineralization also occurs in the stratigraphically higher C-Reef, which lies approximately 225m above the VR. However, the C-Reef typically contributes less than 5% to the mining production.
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
A summary of the status of environmental permits and licenses issued as at June 30, 2023 related to Moab Khotsong operation is presented in the table below.

Permit Holder	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPr	NW30/5/1/2/2/15&16MR	DMRE	October 21, 2022	LOM
Harmony	Atmospheric Emission Licence	AEL/FS/MKO- HGM/14/10/2019F	DFFE	January 29, 2021	January 30, 2026
Harmony	Waste Management Licence	NWP/WM/DK2/ 2018/04/01/02	DARD	March 13, 2019	LOM
Harmony	Water Use Licence	08/C24B/AGJ/9799	DWS	November 12, 2020	November 12, 2040
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone).
Mineral Processing
The gold processing facility at Great Noligwa has been in operation since the 1960s and is hence a well-established operation. The technology used to process the gold-bearing ore is well established, being used across the majority of South African gold operations and suitable for the style of mineralization. The milled ore follows a reverse gold leach method using an acid uranium leach, gold cyanide leach, CIP and electrowinning process in order to extract the gold bullion. The current plant capacity is 260ktpm, or daily treatment rate of approximately 9,420tpd at 92% availability. The plant is operating below its designed throughput capacity and has the potential to process the additional ore planned from Zaaiplaats.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Ms LB. Freese	SACNASP, GSSA	B.Sc. Hons (Geol), GDE (MRM)	All sections	Full time employed on the property
Mr VH. Esterhuizen	SACNASP	BSc Hons (Geol)	Mineral Resource	Full time employed on the property
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
Mineral Resource Estimate
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined as 1,000cmg/t, based on the economic assumptions presented in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold Price	US$/oz	1764
Exchange Rate	Rand:US$	16.22
Gold Price	Rand/kg	920,000
Plant Recovery Factor	%	96.42
Unit Cost	Rand/t	5,285
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023. The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.881	18.34	52,822	2.331	17.64	41,110	28.5%
Indicated	3.122	13.57	42,361	3.476	16.96	58,962	(28.2)%
Total / Ave. Measured + Indicated	6.002	15.86	95,183	5.807	17.23	100,072	(4.9)%
Inferred	2.549	19.09	48,663	2.555	19.09	48,762	(0.2)%
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms LB.. Freese, who is the Ore Reserve Manager, and who is a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.Tonne measurements are reported in metric units. Gold grades are reported in grams per metric tonne.
4.The Mineral Resources are reported using a cut-off value of 1,000cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported as million metric tonnes rounded to two decimal places. Gold values are rounded to zero decimal places.

6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences between metric tonnes, gold value and metal content.
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The Mineral Resource estimate decreased due to a 3% decrease in the grade estimation in the Zaaiplaats project area based on new sampling information from above infrastructure on reef development.
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
The Mineral Reserve estimate, as at June 30, 2022, and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	3.897	7.80	30,396	2.690	7.48	20,117	51.1%
Probable	9.447	8.90	84,106	11.984	8.78	105,250	(20.1)%
Total / Ave. Proven + Probable	13.345	8.58	114,502	14.675	8.54	125,367	(8.7)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms LB. Freese, who is the Ore Reserve Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3. Gold content (kg) is recovered gold content after taking into consideration the Modifying Factors.
4.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
5.Mineral Reserves are reported using a cut-off grade of 1,500cmg/t determined using a gold price of US$1,582/oz gold.

The decrease in Mineral Reserves is mainly due to depletion.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Moab Khotsong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Moab Khotsong	Zaaiplaats	Great Noligwa Shaft Pillars
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	174.0	154.0cm	179.0cm
Gully	%	10.42%	10.10%	11.48%
Off Reef	%	15.48%	12.00%	15.72%
Waste to Reef	%	11.43%	—%	25.63%
Flushing tons	%	1.33%	3.15%	—%
Discrepancy	%	24.43%	18.70%	24.43%
Mine Call Factor	%	66.96%	78.00%	66.96%
Plant Recover Factor	%	96.42%	96.50%	96.42%
Mine Recover Factor	%	64.56%	75.27%	64.56%
Plant Call Factor	%	100.00%	100.00%	100.00%
Mineral Reserve cut-off	cmg/t	1,500	1,800	1,200
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

Mponeng is the deepest mine in the world with development currently at 3,841m BMD. The primary reef mined is the VCR, and some limited mining from the Carbon Leader Reef ("CLR"), with future expansion planned on both the VCR and the CLR horizon. The original vertical twin shaft sinking from the surface commenced in 1981 and was commissioned along with the gold plant complex in 1986.
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
Mponeng is accessible via the national and provincial roads. The general layout of Mponeng infrastructure in relation to the neighboring Harmony mines, TauTona and Savuka is displayed in the graphic below.

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
The following mining rights make up the full mining lease area of approximately 6,673ha:
•GP30/5/1/2/2(01) MR valid from February 14, 2006, to February 13, 2036; and
•GP30/5/1/2/2(248) MR (for Sand) valid from October 16, 2012, to October 15, 2023.

As part of the acquisition of AngloGold’s South African business, all mining rights related to Mponeng were transferred and are now held by Harmony. There are two mining rights that form the Mponeng area which were successfully converted, executed and registered at the MPRTO . The principal mining right (GP30/5/1/2/2(01) MR) covers an area of 6,477ha for the mining of gold, silver, nickel and uranium. This mining right, granted on February 14, 2006, unless cancelled or suspended will continue in force for 36 years ending February 13, 2036. The other mining right, GP30/5/1/2/2(248) MR, is planned to be incorporated into the principal mining right (GP30/5/1/2/2(01) MR.
The mining rights 01MR and 248MR were ceded from AngloGold to Golden Core, a wholly owned subsidiary of Harmony, on October 1, 2020 and were successfully registered in the Mining Titles Office on the June 14, 2021 as part of AngloGold’s sale of their last remaining South African assets to Harmony, including its West Wits Operations as part of the Mponeng Acquisition.
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
A summary of the status of environmental permits and licenses issued as at June 30, 2023 related to Mponeng’s operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme (Amendment)	(GP) 30/5/1/2/3/2/1 (01)	DMRE	April 12, 2012	LOM
Waste Management Licence	GAUT 002/09-10/W0011	GDARD	June 22, 2015	Expired July 2019. New application submitted.
Hazardous Waste Generator Certificate	GPG-01-513	GDARD	July 14, 2015	In perpetuity
Water Use Licence	08/C23E/AEFGCEI/12157	DWS	Licenced issued under Harmony Gold issued Septembr 2022	20 years
Certificate of Registration Inflammable Liquids and Substances	RP438/ptn5	West Rand District Municipality	November 30, 2021	Annually
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. W. Oliver	SAGC (No. MS 0136)	GDE (Mining Engineering) Government Certificate of Competency in Mine Survey	Relevant information in the Executive Summary (Section 1), Section 2-5, 7.6-7.7, 11.2-13, 15-25.	Full time
Mr. G. Flitton	SACNASP (No. 4000/19/15)	BSc Hons (Geology) GDE (Mineral Economics)	Relevant information in the Executive Summary (Section 1).	Full time
Mr. W. Beukes	SAGC (No. MS 0118)	NHD Mineral Resource Management	Relevant information in the Executive Summary (Section 1),	Full time
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
Exploration of the VCR target areas west and east of the 126-level mining front continues for the 2023/2024 period. These will form part of the approved exploration campaign. These targets will generate the needed information in two areas, on the Booysens/Kimberley transition towards the east, ahead of the planned deepening extension areas and the area west of the Kimberley estimation domains.
Both areas are currently showing high levels of variability that will benefit from the additional information that will be generated for the completion of these exploration drill holes. VCR variability limits the forward confidence in the Mineral Resource estimation. More data collected can assist the QP define the zones of high variability.
Mponeng Mine infill exploration drilling of the VCR from 2022 to 2023 completed 2713m of drilling and increased confidence of the estimated ounces on the eastern area of the Booysens Shale footwall zone. For the 2023 to 2024 period an additional 5445m is planned to improve confidence of the Indicated Mineral Resource portions and continue to focus on the below 126 level project area.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Mponeng lease area (which includes TauTona and Savuka), as determined through the analysis of the reasonable prospect for economic extraction by underground mining method. The cut-off value for the Mineral Resources is determined at 761cmg/t gold based on the economic assumptions presented in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold price	US$/oz	1,764
FX rate	Rand:US$	16.22
Gold price	Rand/kg	920,000
Plant recovery factor	%	98.0
Unit cost	Rand/t	5,547
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.
The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.843	17.99	51,126	2.509	16.09	40,380	26.6%
Indicated	18.632	13.92	259,408	18.335	13.96	255,945	1.4%
Total / Ave. Measured + Indicated	21.474	14.46	310,534	20.844	14.22	296,324	4.8%
Inferred	31.520	11.70	368,729	29.120	13.35	388,682	(5.1)%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. WH. Olivier, who is Ore Reserve Manager at Mponeng, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 761cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The Mineral Resources increase is due to higher estimated gold content from the incorporation of higher grades received from underground sampling.
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
The Mineral Reserve estimate, as at June 30, 2022, and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2,678	9.68	25,929	2.298	8.09	18,580	39.6%
Probable	3,316	8.87	29,410	4.290	9.12	39,122	(24.8)%
Total/ Ave. Proven + Probable	5,994	9.23	55,339	6.587	8.76	57,701	(4.1)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. WH. Olivier, who is the Mponeng Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 971cmg/t determined using a gold price of US$1,582/oz gold.
The decrease in the Mineral Reserves is due principally to depletion, offset to some extent by a one-year extension to LOM.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Mponeng. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m³	2.71
Stoping width	cm	147.4
Gully	%	6.69
Off Reef	%	7.32
Waste to Reef	%	2.56
Flushing tons	%	8.77
Discrepancy	%	22.28
Mine Call Factor	%	80.75
Plant Recover Factor	%	98.00
Mine Recover Factor	%	79.25
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	971
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Target
Property Description
Target is an advanced, single-shaft, deep-level gold mine which has been operational for approximately 30 years. While most of the gold mineralization extracted comes from mechanized mining (massive mining techniques), conventional stoping is still employed for extraction of gold and also to de-stress areas ahead of mechanized mining. The mine is located in the Free State Province of South Africa, approximately 270km southwest of Johannesburg and 30km north of the town of Welkom. Target is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Target mine, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Phakisa
Wesselsbron
27°45'S
Masimong
Hennenman
Welkom
28°00'S
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
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
Gold mineralization currently exploited is hosted within a succession of EA and Dreyerskuil ("DK") quartz pebble conglomerate reefs hosted by the van den Heeversrust and Dreyerskuil (Uitkyk) Members of the Eldorado (Elsburg) Formation, respectively.
Additional mineralization occurs in the Big Pebble Reef of the underlying the Kimberley (formerly Aandenk) Formation. All these units are within the Turffontein Subgroup of the CRG. Mineralization is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic (buckshot) pyrite and detrital carbon is also common.
History
Anglovaal Limited ("Anglovaal") previously held the mineral rights for the Target property. Target Exploration Company Limited ("Target Exploration Company"), a company formed by Anglovaal specifically for the purpose of exploration, later acquired this area. Options to the mineral rights north of Target were acquired by Sun Mining and Prospecting Company (Pty) Limited (“Sun”). The formation of Avgold Limited in 1996 was intended to further the gold mining and exploration interests of Anglovaal. Harmony acquired Target in 2002 by acquiring 100% of Avgold Limited's shares.

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
Mining Method
The Target Mine deposit is made up of stacked mineralized multiple reef bands interbedded with quartzites and quartzwackes. The EA reefs are composited into thick mineralized packages to enable the application of massive open stoping mining method, while the Dreyerskuil Reefs are separated into thinner discrete horizons that enable narrow reef conventional mining method.
Target Mine is essentially a trackless mining operation with a combination of highly mechanized massive open stope mining, scattered mining and labor-intensive narrow reef stoping, the latter being more typical of South African gold mines’ conventional stoping.
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
Massive open stoping accounts for ±73% of the ore production with ±17% coming from conventional narrow reef stoping. The ±10% balance of production comes from trackless on-reef development sections.
Mineral Processing
The Target Plant was designed and commissioned in November 2001. The plant was designed to treat a total tonnage of 105ktpm with a potential to expand to 160ktpm for future demand. Currently the plant treats ore from Target and Target 2 waste dump.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. S. Motlatla	SACNASP (No. 400451/14)	BSc. (Hons) Geol, GDE (Mining), Project Management Cert NQF Level 5	All the sections	Full Time
Mr. D. Fourie	SAIMM (No. 706555)	MSc. Min Eng, GDE (Mining)	11	Regular
Mr. M. Ncube	SACNASP (No. 123075)	BSc. (Hons) Geol	8, 9, 11	Full Time
Mr. L. Lochner	SANIRE	Rock Mechanics Cert	13.1 - 13.2, 13.10	Full Time
Mr. M. Gxekwa	AMIHRP	Dip HR Man, PgDip. (Labour law)	13.9	Full Time
Mr. J. van Heerden	AMRE	GCC Electrical	13.7-13.8	Full Time
Mr. C. Radebe	MMMA	B.Tech Metallurgy	14	Full Time
Mr. A. Relebona	n/a	BA (Hons) Env Sci	17	Regular
Mr. D. Graham	n/a	B.Com (Bus & Man Accounting)	18, 19	Full Time
Mr. E. Naude	n/a	MRM Certificate	13	Full Time
Mr. J. van Deventer	SACNASP	BSc. (Hons) Geol	6, 7	Full Time
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

Description	Unit	Value
Gold Price	US$/oz	1,764
Exchange Rate	Rand:US$	16.22
Gold Price	Rand/kg	920,000
Plant Recovery Factor	%	94.78
Unit Cost	Rand/t	2,607
Note: Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.

The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	4.745	8.60	40,795	4.374	8.89	38,860	5.0%
Indicated	3.820	7.09	27,098	3.193	7.76	24,780	9.4%
Total / Ave. Measured + Indicated	8.564	7.93	67,893	7.567	8.41	63,640	6.7%
Inferred	4.046	5.68	22,990	4.028	5.96	24,007	(4.2)%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. D. Fourie, who is Head of Department Geostatistician, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off grade of 3.05g/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.
Increase in the mineral resource was due to the updating of estimation variogram models for fiscal 2024.
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
The Mineral Reserve estimate, as at June 30, 2022 and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.567	4.38	11,233	2.722	4.32	11,744	(4.4)%
Probable	1.242	4.46	5,539	1.726	4.11	7,096	(21.9)%
Total / Ave. Proven + Probable	3.810	4.40	16,772	4.447	4.24	18,840	(11.0)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. S. Motlatla, who is the Target Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.The NRM Mineral Reserves are reported using a cut-off value of 941cmg/t determined using a gold price of US$1,582/oz. The massive open stoping Mineral Reserves are reported using a cut-off grade of 3.40g/t determined using a gold price of US$1,582/oz.

The decrease in Mineral Reserves is mainly due to omission of massive pillars which were previously earmarked for mining following geotechnical review of the ground conditions.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Target. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.71
Average Stoping Width	cm	180
Mine Call Factor	%	95
Plant Recovery Factor	%	95
Mineral Reserve Paylimit - NRM	cmg/t	941
Mineral Reserve Cut-off - Massive Open Stoping	g/t	3.40
Mineral Reserve Cut-off - Development	g/t	3.40
Dilution - Massive Open Stoping	%	6
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Tshepong North
Property Description
The Tshepong North comprise the underground and surface assets, situated between the towns of Welkom and Odendaalsrus in the Free State Province of South Africa. The mine is a moderate to deep-level gold mines, operating at depths of between 1.6km and 2.4km BMD.
The mine is located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and 15km to the north of the town of Welkom, situated at a latitude of 27°51’56.45”S and longitude of 26°42’45.15”E.
The following graphic illustrates the location of the Tshepong North, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong
Wesselsbron
Phakisa
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
27°45'S
28°00'S
28°15'S
0
10km
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail

The primary reef mined is the Basal Reef although the B reef mining has increased in the past 4 years from 8% to 32%.
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
Tshepong North has a single shaft system with ore and waste being hoisted to surface through the main vertical shaft as well as a twin decline system from 66 level to 75 level with ore and waste being hoisted separate on a conveyor belt.
Tshepong North ore is transported, by rail, from the shaft to the Harmony One Plant in Welkom for processing.
Operations are powered by electricity from Eskom.
The surface infrastructure associated with Tshepong North is displayed in the graphic below.

Geology
Tshepong North is situated in the Free State Goldfield, on the southwestern margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.
The general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as north-trending, within a syncline that is plunging to the north. The syncline has been divided by faults into the Odendaalsrus, Central Horst and Virginia sections. The Tshepong North mining right area is also affected by the Ophir and Dagbreek faults.
Tshepong North exploited primarily the Basal Reef, which occurs within the Harmony Formation of the Johannesburg Subgroup of the CRG.
Mineralization also occurs within the stratigraphically higher A and B reefs of the Kimberley (formerly Aandenk) Formation, within the Turffontein subgroup of the CRG. However, only the B Reef can be economically extracted.
Mineralization is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic pyrite and detrital carbon is also common.

History
The Feasibility Study for the initial development of Tshepong North was concluded in 1984. Work to establish the site started in September 1984 and, by 1986, shaft sinking was underway. Sinking and equipping of the shaft were completed in 1991, with the mine being commissioned in November 1991.
The Tshepong South and Tshepong North were merged into the Tshepong Operations in 2017 and split into separate entities in 2023.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right for the Tshepong North encompasses an area of 10,798.74ha. Harmony holds several mining rights in the Free State goldfields which have been successfully converted and executed as new order mining rights, some of which are still to be registered at the MPRTO.
Tshepong North is wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold's Free State operations in 2001.
Mining at Tshepong North is carried out under the following mining right, covering both Tshepong North and Tshepong South:
•FS30/5/1/284MR, which is valid from December 11, 2007, to December 10, 2029, and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at June 30, 2023, related to both Tshepong North and Tshepong South is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMRE	April 16, 2010	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2019	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	April 2, 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	May 27, 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated.	LOM
Notes: DWAFEC - Department of Water Affairs, Forestry and Environmental Conservation.

Mining Method
Tshepong North mine may be classified as moderate to deep level underground gold mines currently operating at depths of up to 2,427m below surface.
SGM is the preferred mining method used at the Tshepong North. This method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at further control of stresses experienced in rock movement. The SGM sequence is a V-shaped configuration, colloquially referred to as the “inverted Christmas tree”.
The SGM mining methods are suitable for underground, narrow reef mining. A common feature of the SGM method is the layout of the primary and secondary development. Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone).
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
While Tshepong North business plan is based primarily on the SGM methodology and sequencing, there are sections of the mine that are operating using the breast, undercut and open stoping mining methods.
Minor amounts of the B Reef that do not exceed 38% of the on-reef mined per annum, are extracted as an open stoping mining operation. Reason for mining at open stoping is as a result of the erratic nature of the channel width and the support design specific to B reef mining.
Mineral Processing
All ore mined at Tshepong North is processed at Harmony One Plant located west of Welkom. Harmony One Plant is Harmony’s largest gold processing plant and processes underground ore from multiple shafts, as well as surface ore from nearby mine waste facilities. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two ROM mills, two conventional thickeners, cyanide leach, CIP adsorption, elution, zinc precipitation and smelting. The plant CIP process reflects the technology which was current at the time of construction.

The Harmony One Plant has a steady state design capacity of 390ktpm with its conventional CIP flowsheet. The Harmony One plant is in good working condition and the equipment is also in good order with audits done on regular bases to check the operating performance of the plant.
Qualified Persons
The QP preparing the TRS was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. A. Louw	SACNASP	BSc. Hons. (Geohydro)	All Sections (Tshepong)	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling.
Exploration from underground platforms is currently continuing for the Tshepong sub-75 development, to improve geological confidence.
Tshepong North is continuously undergoing B reef exploration drilling to identify any potential continuation of the current pay shoots connecting these mines. Footwall development began at Tshepong North during FY22 and will be used as a drilling platform to confirm and delineate the anticipated B Reef channel.
Underground exploration drilling has been ongoing throughout the operational life of Tshepong North as the mine deepens. Underground diamond core drilling is conducted using hydraulic driven and pneumatic drill rigs.
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
Mineral Resource Estimate
The Mineral Resource estimate for the Tshepong North is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mines. The cut-off value for the Mineral Resources is determined at 700cmg/t for the gold based on the economic assumptions presented in the table below at the effective date June 30, 2023.

Tshepong North
Description	Unit	Value
Gold price	US$/oz	1,764
FX rate	Rand:US$	16.22
Gold price	Rand/kg	920,000
Plant recovery factor	%	95
Unit cost	Rand/t	4,075
Note: Unit cost includes cash operating cost, royalty and ongoing development capital
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.
The Mineral Resource estimate for Tshepong North, as at June 30, 2023, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	11.920	12.42	147,989	12.484	12.13	151,437	(2.3)%
Indicated	3.162	10.28	32,493	3.977	10.20	40,575	(19.9)%
Total / Ave. Measured + Indicated	15.082	11.97	180,481	16.462	11.66	192,012	(6.0)%
Inferred	9.744	10.20	99,356	9.434	10.18	96,037	3.5%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at Tshepong, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 700cmg/t determined at a 90% profit guidance, and a gold price of US$1,582/oz.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in the Mineral Resource is mainly due to increase in the the resource cut-off grade from 648cmgt to 700cmgt.
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
The Mineral Reserve estimate for Tshepong North, as at June 30, 2022, and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.997	4.79	14,341	4.157	5.15	21,419	(33.0)%
Probable	0.766	5.73	4,390	0.336	7.63	2,565	71.2%
Total / Ave. Proven + Probable	3.763	4.98	18,731	4.493	5.34	23,985	(21.9)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at Tshepong, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 800cmg/t determined using a gold price of US$1,582/oz gold.

The decrease in Mineral Reserves is due to the increase in the reserve cut-off grade from 690cmgt to 800cmgt.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong North. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	118
Gully	%	8.90
Off Reef	%	4.81
Waste to Reef	%	0.80
Flushing tons	%	2.28
Discrepancy	%	5.06
Mine Call Factor	%	72.00
Plant Recover Factor	%	94.96
Mine Recover Factor	%	68.37
Plant Call Factor	%	100
Mineral Reserve cut-off	cmg/t	800
Notes: Development waste to reef, including the decline development.
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Tshepong South
Property Description
The Tshepong South mine comprises one operating underground gold mine namely “Tshepong South”. Tshepong South is a mature, moderate to deep-level underground operation using conventional underground mining methods to depths of 2,427m BMD. The mine utilizes the Tshepong North and Nyala shafts. Tshepong South’s success is greatly dependent on the services rendered via Nyala where four main compressors are commissioned and Tshepong South’s ore is being hoisted.
The mines are located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and 15km to the north of the town of Welkom.Tshepong South is situated adjacent to the south of Tshepong North, and is located at a latitude of 27°54’1.27”S and longitude of 26°43’30.05”E.
The following graphic illustrates the location of Tshepong South, along with certain infrastructure.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
Kroonstad
N
Target 1
Target Plant
Allanridge
Target 3
Tshepong Nth
Tshepong Sth
Wesselsbron
Masimong
Hennenman
Welkom
Bambanani
Harmony One Plant
Saaiplaas Plant
Central Plant
Ventersburg
Virginia
Joel
Free State Operations
Towns/residential areas
Shaft position
Plant
National roads
Regional roads
Rail
0
10km
26°15'E
26°30'E
26°45'E
27°00'E
27°15'E
27°45'S
28°00'S
28°15'S

The primary reef mined is the Basal Reef, with additional gold mineralization being found in the B Reef and A Reef. The B Reef, which lies between 150m and 170m stratigraphically above the Basal Reef, contributes just less than 20% to the mining production at Tshepong South.

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
Tshepong South operates a single vertical shaft for man and materials. Rock is transported from the underground working via a RailVeyorTM system to the Nyala Shaft for hoisting.
The Tshepong South ore is transported, by rail, from Nyala shaft to the Harmony One Plant in Welkom for processing.
Tshepong South is powered by electricity from Eskom.
The surface infrastructure associated with Tshepong South is displayed in the graphic below.

N
27°50'S
27°55'S
28°00'S
Freddies 9
R 30
Kutlwanong
Tshepong North
R 34
Odendaalsrus
Freddies 6
Nyala
Tshepong South
R 34
Nyala
Freddies 3
Kudu
Eland
R 70
Sable
Welkom
R 73
FSS5
FSS3
FSS1
FSS2E
FSS2W
FSS4
Witpan
Harmony One Plant
Mining Right
Towns/Residential Areas
Shaft Position
Regional Roads
Rail
TSF being Mined
Non-active TSF
Active TSF
WRD
0
2.5km
26°40'E
26°45'E

Geology
Tshepong South is situated in the Free State Goldfield, on the southwestern margin of the Witwatersrand Basin of South Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand Supergroup.

The general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as north-trending, within a syncline that is plunging to the north. The syncline has been divided by faults into the Odendaalsrus, Central Horst and Virginia sections. The Tshepong South mining right area is also affected by the Tribute fault (~270m) and Arrarat Fault (~180m) to the far south-east of the shaft.
Tshepong South exploited primarily the Basal Reef, which occurs within the Harmony Formation of the Johannesburg Subgroup of the CRG.
Mineralization also occurs within the stratigraphically higher A and B reefs of the Kimberley (formerly Aandenk) Formation, within the Turffontein subgroup of the CRG. However, only the B Reef can be economically extracted.
Mineralization is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic pyrite and detrital carbon is also common.
History
Tshepong South was formerly known as FSG 4, Freddies 4 and Phakisa. Tshepong South development commenced in October 1993 and shaft sinking was started in February 1994. In 1995, shaft sinking was halted on 59 Level due to the prevailing low gold price. Operations at Tshepong South recommenced in September 1996 and sinking was completed to 75 Level, before being halted again in 1999.
Harmony acquired Tshepong South as part of the acquisition from AngloGold Ashanti’s Free State operations (previously known as Freegold), which completed in September 2003. Sinking and equipping was completed to a depth of 2,427m in 2006.
Tshepong South and Tshepong North were merged into the Tshepong Operations by Harmony in 2017 and split into separate entities in 2023.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right for Tshepong South and Tshepong North encompasses an area of 10,798.74ha. Harmony holds several mining rights in the Free State goldfields which have been successfully converted and executed as new order mining rights, some of which are still to be registered at the MPRTO.
Tshepong South is wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold's Free State operations in 2001, together with ARMGold. ARMGold was subsequently incorporated into Harmony in 2003, giving Harmony 100% ownership and control of the Tshepong South.
Mining at Tshepong South is carried out under the following mining right, covering both Tshepong and Tshepong South:
•FS30/5/1/284MR, which is valid from 11 December 2007 to 10 December 2029 and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at June 30, 2023, related to both Tshepong South and Tshepong North is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMRE	April 16, 2010	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2020	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	April 2, 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	May 27, 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated.	LOM
Mining Method
Tshepong South may be classified as moderate to deep level underground gold mine currently operating at depths of up to 2,427m below surface.
The orebody at Tshepong South Mine is broken up into blocks by geological structures with large throws. Due to the orebody being broken up into these small blocks, a Scattered mining method is used at Tshepong South Mine. Scattered mining is when mining is done between the major geological structures. The mine design criteria is based on the sequential grid mining method where the crosscuts are spaced at fixed distance of 160m however additional development can be required in some instances and/or crosscut spacing reduced/increased depending on the prevailing geological structures. Primary Waste Development is done ahead of the stoping front in the virgin stress environment.
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone). In primary development, horizontal haulages are developed from the vertical shaft, extending to the extremities of the mining level. Inter-level spacing is the perpendicular distance between two consecutive level stations underground. Further development is done at set intervals along the haulages towards the mineralized zones in the form of crosscuts. For secondary development, an inclined excavation that connects two levels is established, referred to a raise or winze, depending on the upwards or downwards direction of the development.
A key feature of Scattered mining is that the mine design includes pillars in the stoping areas that are designed to cave in a planned and controlled manner. These pillars are referred to as crush pillars and the dimensions of the pillars are determined by the geotechnical properties of the host rock. The use of crush pillars minimizes the risk of unpredicted collapse of stoping areas. These collapses can compromise the safety of mining operations and may lead to permanent closure of stoping panels or sterilization of ore.

Mineral Processing
All ore mined at Tshepong South is processed at Harmony One Plant located west of Welkom. Harmony One Plant is Harmony’s largest gold processing plant and processes underground ore from multiple shafts, as well as surface ore from nearby mine waste facilities. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two ROM mills, two conventional thickeners, cyanide leach, CIP adsorption, elution, zinc precipitation and smelting. The plant CIP process reflects the technology which was current at the time of construction. Overall the plant has been operating with no significant challenges and target metallurgical recoveries have been achieved.
The Harmony One Plant has a steady state design capacity of 390ktpm with its conventional CIP flowsheet. The Harmony One plant is in good working condition and the equipment is also in good order with audits done on regular bases to check the operating performance of the plant.
Qualified Persons
The QP preparing the TRS is employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Ms. B. Phetlhu	SACNASP	BTech. (Geol), M (Eng)	All Sections (Phakisa)	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling. The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives.
Tshepong South is undergoing extensive B Reef exploration drilling to better delineate the continuation of the identified pay shoot running from Tshepong North into Tshepong South thus connecting these mines. The drilling will also improve the geological confidence of the B Reef. Footwall development began at the Tshepong South during fiscal 2022 and is continuously being utilized as a drilling platform to confirm and delineate the anticipated target B Reef channel.
Underground exploration drilling has been ongoing throughout the operational life of Tshepong South. Underground diamond core drilling is conducted using hydraulic driven and pneumatic drill rigs.
Fans of drill holes are drilled from diamond drilling bays, which are developed at 50m intervals along footwall development ends (X/Cs) and 100m intervals along haulages and RAWs. The drilling fans consist of up to ten individual drill holes at inclinations ranging from +5° to +90° of vertical, or as dictated by local geological structures.
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
Mineral Resource Estimate
The Mineral Resource estimate for the Tshepong South is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mine. The cut-off value for the Mineral Resources is determined at 780cmg/t for the gold, based on the economic assumptions presented in the table below at the effective date June 30, 2023.

Tshepong South
Description	Unit	Value
Gold price	US$/oz	1,764
FX rate	Rand:US$	16.22
Gold price	Rand/kg	920,000
Plant recovery factor	%	95,2
Unit cost	Rand/t	4,411
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.

This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.
The Mineral Resource estimate for Tshepong South, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below. There is a decrease in ounces due to the increase in geological discounts applied especially towards the Tribute fault area (East South), as new geological information became available.

	Fiscal Year Ended June 30,						% Change
	2023			2022
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	5.661	13.02	73,695	4.741	13.25	62,797	17.4%
Indicated	6.680	11.67	77,950	7.264	11.27	81,831	(4.7)%
Total / Ave. Measured + Indicated	12.341	12.29	151,645	12.005	12.05	144,627	4.9%
Inferred	25.090	10.67	267,678	27.491	10.77	295,943	(9.6)%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms. B. Phetlhu, who is Ore Reserve Manager at Tshepong South, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 780cmg/t determined at a 90% profit guidance, and a gold price of US$1,764/oz.
5.Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
8.The Mineral Resource estimate is for Harmony’s 100% interest.

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
The Mineral Reserve estimate for Tshepong South, as at June 30, 2022, and 2023, is summarized in the table below. There is an increase in ounces as a result of an increase in Basal Reef grade as from the 34 line to the South of the mine as well as the increase in the B-Reef footprint to the north of the shaft. These additions mitigated but could not completely make up for the total decrease in Mineral Reserves due to depletion.

	Fiscal Year Ended June 30,
	2023			2022
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.882	7.79	22,466	3.759	6.98	26,243	(14.4)%
Probable	0.563	7.06	3,972	0.176	6.49	1,143	247.5%
Total / Proven + Probable	3.445	7.67	26,438	3.935	6.96	27,386	(3.5)%
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Ms. B. Phetlhu, who is Ore Reserve Manager at Tshepong South, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 791cmg/t determined using a gold price of US$1,582/oz gold.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong South. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	130
Gully	%	6.9
Off Reef	%	4.7
Waste to Reef	%	0.23
Flushing tons	%	—
Discrepancy	%	11.1
Mine Call Factor	%	83.0
Plant Recover Factor	%	95
Mine Recover Factor	%	79
Plant Call Factor	%	100
Mineral Reserve cut-off	cmg/t	791

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

The location of the MWS operation and the West Wits operation is presented in figure below.

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

HARMONY

MWS & MOAB KHOTSONG OPERATIONS

INFRASTRUCTURE FOR MWS OPERATION AS AT JUNE 2023

0 500 1500 2500 3500 4500
METRES

N

LEGEND

- NATIONAL ROAD
- SECONDARY ROAD
- TOWNS / VILLAGES
- RIVER
- PLANT
- WRD / MOD
- TSF
- ACTIVE TSF MINERAL RESOURCES
- TAILINGS PIPELINE
- SHAFTS

MWS 4
MWS 5
MWS 2
MWS PLANT
STILFONTEIN
KLERKSDORP
MARGARET WRD
SCOTT WRD
KHUMA
HARTIES 1 & 2
HARTIES 5 & 6
SULPHUR PAYDAM
SOUTH EAST TSF
BUFFELS 9 WRD
KAREERAND TSF
HARTIES 7
BUFFELS 5
2
1
3
4
BUFFELS
EAST TSF
ARISTON GULLY
COMP 1
WEST EMERGENCY DAM
WEST EXT
WEST COMPLEX
ABANDON
COMP 2
WEST GRASS
VAAL REEFS
COMP 3 & 4
KANANA
NOLIGWA & MISPAH GOLD PLANT
GREAT NOLIGWA MINE
KOPANANG MINE
SOUTH URANIUM PLANT
ORKNEY
MOAB KHOTSONG WRD
KOPANANG GOLD PLANT
MOAB KHOTSONG MINE
MISPAH 1
MISPAH 2
KOPANANG PAYDAM
West Wits Operation
Potchefstroom
Klerksdorp
MWS Operation
Parys

The following graphic illustrates the location of the West Wits Operation, along with certain infrastructure is

HARMONY

MPONENG OPERATIONS

INFRASTRUCTURE FOR WEST WITS OPERATION AS AT JUNE 2023

0 500 1500 2500 3500 4500
METRES
N
LEGEND
NATIONAL ROAD
SECONDARY ROAD
TOWNS / VILLAGES
RIVER
PLANT
WRD / MOD
TSF
ACTIVE TSF MINERAL RESOURCES
TAILINGS PIPELINE
SHAFT
BLYVOOR 7
BLYVOOR 6
EKHAYALIHLE RESIDENCE
TAUTONA MINE
SAVUKA WRD
SAVUKA GOLD PLANT
R11
R12
SRP
L18
L17
L20
L21
L19
L22
SAVUKA MINE
MILLING PLANT
MOTEBONG RESIDENCE
5A
5B
7A
7B
SAVUKA TSF
3 DOMAIN
OLD NORTH COMPLEX
NTSONALANGA RESIDENCE
WEST WITS VILLAGE
RETURN WATER DAM
MPONENG WRD
MPONENG GOLD PLANT
MPONENG MINE
NUMBAWANI RESIDENCE
SOLID WASTE DISPOSAL SITE
N12
AQUATIC DAM
KUSASALETHU SHAFT
KUSASALETHU WRD
KUSASALETHU PLANT
WEDELA RESIDENCE
KUSASALETHU TSF
MPONENG TSF
RETURN WATER DAMS
West Wits Operation
Potchefstroom
MWS Operation
Klerksdorp
Parys

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
Operational Infrastructure
Infrastructure in the region is well established supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure. Operations are powered by electricity from Eskom.
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
The surface infrastructure associated with the MWS operation and the West Wits operation is presented in the graphic under "– Property Description" above.
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
On July 20, 2012, the MWS Operation were acquired by AngloGold from First Uranium. The MWS uranium plant and flotation plants were commissioned in 2014, and were further reconfigured into a more efficient operation during 2016, as part of an optimization drive. In 2017, the uranium and flotation plants were discontinued resulting in MWS Operation again producing only gold.
On October 1, 2020, Harmony acquired all of AngloGold’s surface operations, including the MWS Operation.
The Savuka Plant was commissioned in 1961 and originally designed to treat ore from Savuka Mine and TauTona Mine. In 2015, upon the change in strategy to process the reef from the aforementioned shafts at Mponeng Plant, the plant was converted into a tailings and WRD treatment facility. The Savuka Plant treats tailings material from Savuka and Mponeng TSFs, and waste rock from the WRDs from the same operations. On October 1, 2020, Harmony acquired all of AngloGold’s South African business, including the surface assets which constitute the West Wits Operation.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The MWS Operation’s license to operate is covered by the Environmental Authorization under the National Environmental Management Act No. 107 of 1998. In terms of the current legislation, the MPRDA, a mining right is not required to reclaim TSFs.
Following the acquisition of MWS Operation, all relevant permits and licenses were acquired by Harmony and there is financial provision for rehabilitation liabilities for the MWS Operations, as well as the historic surface rights permits for MWS Operation. All of these permits are still valid. MWS no longer operates under any mining right. All relevant environmental and water-use permits are in place that cover the environmental, archaeological, and hydrological components of Mine Waste Solutions. All permits are audited regularly for compliance. The latest of EA is applicable to the Kareerand TSF expansion activities, issued to MWS in 2022. MWS is currently busy with an environmental authorization process to increase it piping capacity from Kareerand TSF to enable more return water to be pumped back to the MWS Plant and reclamation activities.

MWS and West Wits Operations
National Road
Secondary Road
Towns
River
Plant
Shaft
Dams
Waste Dumps
TSF
Provincial Boundary
Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N 14
N 12
N 1
West Wits Operation
Carletonville
Savuka Mine
Mponeng Mine
Kusasalethu Mine
North West
Gauteng
Free State
Soweto
Evaton
Vanderbijlpark
Potchefstroom
MWS Operation
Klerksdorp
Parys
Vaal River
0
20km
N
26°42'S
27°06'E

Mining Method
The mining methodologies adopted at Mine Waste Solutions entail the hydro-mining of the TSFs and reclamation of WRDs using FELs.
The TSF material is reclaimed using several hydraulic monitoring guns which deliver high-pressure water to the face. High pressure water is transferred to the monitoring guns observing the maximum design capacity of the equipment, limited to 40 bars. Typically, a 25m mining face length is achieved with a water pressure in the range of 27b to 30b.
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
Waste rock arises from underground development and is conveyed to large dumps where it is stockpiled. The grade values are inconsistently distributed amongst these rock deposits. Waste rock from off-reef development can also become contaminated during transport to surface by mineralized rock from unpay and marginal areas.
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
Mineral Processing
There are two plants, namely the MWS Gold Plant and the Savuka Gold Plant, which are dedicated to the processing of tailings material. Reclaimed tailings are pumped as slurry via pipelines to MWS and Savuka Gold Plants and WRD material is transported on trucks to the Mponeng Plant for processing.
The MWS Gold Plant is currently capable of processing 78,000tpd. This excludes Stream 4 which is planned for commissioning in 2024, at an expected capacity of 8,000tpd.
The Savuka Plant is a single process flow with a current processing capacity of 10,600tpd.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ. Selebogo	SAGC	MSCC, HND (MRM), CoC Mine Survey	11, 12, 13, 17, 20, 21, 22, 23	Full time
Ms. MS. Maipushi	SACNASP	BSc. (Hons) Geol	6, 7, 8, 9, 10, 11	Full time
Mr. MR. Masakona	ECSA, MMMA, SAIMM	BSc. Eng (Chemical)	13, 14, 15	Full time
Mr. GM. Semoeng	N/A	BTech Met, Post Grad B Admin	10, 14, 15	Full time
Mr. C. Badashe	MMMA	Tailings Management	13, 15	Full time
Mr. SS. Selamolela	MMMA	NHD – Extraction Metallurgy	13, 14, 15	Full time
Mr. D. de Witt	SAICA	Hons BCom/MBA	18, 19	Full time
Ms. C. Labuschagne	N/A	B. Comm, MDP	18, 19	Full time
Ms. K. Sehularo	N/A	BA Geography and Environmental Management	17	Full time
Ms. N. Strydom	N/A	LLB H:Dip Corporate Law	3, 17	Full time
Mr. H. Mashaba	N/A	BSc. (Hons) Env Man	17	Full time
Exploration
Prior to 2011, grade estimations for the TSFs were based on residue grades obtained from the process plants, as well as various sampling projects in selected areas. Most of these TSFs have since been re-sampled by means of an extensive auger drilling exercise which commenced in 2011. The remaining TSFs will be re-sampled once they go out of service and become dormant.
A total of 1,497 drill holes have been drilled in these TSFs between 2011 and present.
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
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.

The Mineral Resource estimate for the MWS Operation, as at June 30, 2023, exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2023					2022
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	54.061	0.20	0.061	10,902	3,272	54.123	0.20	0.067	11,012	3,635	(1)%
	WRD	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Measured		54.061	0.20	0.061	10,902	3,272	54.123	0.20	0.067	11,012	3,635	(1)%
Indicated	TSF	52.912	0.24	0.096	12,840	5,076	113.045	0.19	0.075	21,415	8,489	(40)%
	WRD	2.060	0.30	—	619	—	2.461	0.30	—	741	—	(16)%
Sub Total / Ave. Indicated		54.972	0.25	0.096	13,458	5,076	115.506	0.19	0.075	22,156	8,489	(39)%
Total / Ave. Measured + Indicated		109.033	0.22	0.078	24,360	8,348	169.629	0.20	0.073	33,168	12,124	(27)%
Inferred	TSF	77.701	0.13	0.039	9,984	3,031	—	—	—	—	—	—%
	WRD	2.502	0.24	—	611	—	2.520	0.28	—	700	—	(13)%
Total / Ave Inferred		80.203	0.13	0.038	10,594	3,031	2.520	0.28	—	700	—	1413%
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,764/oz.
4.Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimal places.
5.Uranium content is reported as part of the MWS Mineral Resource estimate only.
6.Metal content does not include allowances for processing losses.
7.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.Rounding as required by reporting guidelines may result in apparent summation differences .
9.The Mineral Resource estimate is for Harmony’s 100% interest.

Change as a result of estimation model and survey updates.
The Mineral Resource estimate for the West Wits Operation, as at June 30, 2022, and 2023, is summarized in the table below:

		Fiscal Year Ended June 30,
		2023					2022
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	—	—	—	—	—	—	—	—	—	—	—%
	WRD	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	—%
Indicated	TSF	25.4	0.32	—	8,259	—	22.9	0.36	—	8,260	—	—%
	WRD	0.3	0.37	—	100	—	1.1	0.47	—	513	—	(81)%
Sub Total Indicated		25.7	0.33	—	8,359	—	24.0	0.37	—	8,773	—	(5)%
Total / Ave. Measured + Indicated		25.7	0.33	—	8,359	—	24.0	0.37	—	8,773	—	(5)%
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	—%
	WRD	—	—	—	—	—	—	—	—	—	—	—%
Total / Ave. Inferred		—	—	—	—	—	—	—	—	—	—	—%
Inclusion of additional dam compartment (L22) previously excluded.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.

Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, plant call factor, and plant recovery factors.
The Mineral Reserve estimate for the MWS Operation, as at June 30, 2022, and 2023, is summarized in the table below:

		Fiscal Year Ended June 30,
		2023			2022
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	TSF	14.2	0.27	3,823	21.1	0.26	5,553	(31.2)%
Probable	TSF	381.1	0.28	105,832	419.2	0.27	113,173	(6.5)%
Total / Ave. Proven + Probable		395.3	0.28	109,655	440.3	0.27	118,726	(7.6)%
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and content are declared as net delivered to the mills.
3.    Gold content is recovered gold after taking into consideration the modifying factors.
4.    Mineral Reserves are reported using a cut-off grade of 0.235g/t and a gold price of US$1,582/oz.
5.    Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
Decrease due to estimation model update, change in the confidence classification resulting in the reduction of reserves in LOM.
The Mineral Reserve estimate for the West Wits Operation, as at June 30, 2022, and 2023, is summarized in the table below:

		Fiscal Year Ended June 30,
		2023			2022
Mineral Reserve Category	Source	Milled Tonnes (Mt)	Grade (g/t Au)	Content Au (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Probable	TSF	17.4	0.32	5,485	19.3	0.33	6,288	(12.8)%
Notes:
1.    The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.    Tonnes, grade, and gold content are declared as net delivered to the mills.
3.    Gold content is recovered gold after taking into consideration the modifying factors.
4.    Mineral Reserves are reported using a cut-off grade of 0.27g/t and a gold price of US$1,582/oz
5.    Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
Change due to the increase in the LoM processing volumes.
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the MWS Operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Accounted For (“GAF”) - Grade Cut-off	g/t	0.24
Recovery Factor	%	46.00
Plant Call Factor	%	100.00
Dilution	%	N/A
Conversion factor	oz/kg	32.1507
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the West Wits Operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
GAF - Grade Cut-off	g/t	0.27
Recovery Factor	%	42.0
Mine Call Factor	%	100.0
Dilution	%	n/a
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Hidden Valley
Property Description
The Hidden Valley mine is located in the Morobe Province of Papua New Guinea and is 100% owned and operated by Morobe Consolidated Goldfields Limited, a wholly-owned subsidiary of Harmony. Hidden Valley mine consists of the Hidden Valley Kaveroi open pit ("HVK") and Hamata open pit located approximately 6km apart and an ore processing facility in steep, heavily forested, mountainous terrain. The deposit is located at latitude 7°22”S and longitude 146°39E, approximately 20km southwest of Wau within Mining Lease ML151.
The following graphic illustrates the location of the Hidden Valley mine.

INDONESIA
Bismark Sea
Solomon Sea
Port Moresby
AUSTRALIA
N
Nadzab Airport
Busu River
Markham River
Lae
Huon Gulf
Watut River
6°45'S
Wafi-Golpu Project
Bulolo River
Bulolo
Wau
Hidden Valley Mine
0
50km
146°30'E
147°00'E
Mining Lease
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers

The mineral tenure is presented in the table below.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Morobe Consolidated Goldfields	Mining	ML151	March 4, 2005	March 3, 2030	4,098.29

Operational Infrastructure
Wau is the closest town, with an estimated population of 5,800 (2011 census). This town was the center of the gold rush in the 1920s and 1930s in the Morobe Goldfield. An airstrip is operational in the town. The nearest large town is Bulolo, with a population estimated at 20,000 in 2010. In the 1930s, this town was the center of gold dredging on the Bulolo River. The town has an airport, schools, clinics and hospitals. Forestry is currently the dominant industry in the area.
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

N
Final Hamata Pit
Northern Gatehouse
Main Dam
TSF
Watut River
Process Plant
Power Station
Permanent Camp
Hamata Waste Dump
Saddle Dam
UMW Workshop
Kaveroi Dump
Final West
ROM Pad
Magazine Site
Neikwiye
DNX Plant Site
Nosave West
South Dump
Nosave Interim
Final HV Pit
HV Stage 1 Pit
0
2km
Mining Lease
Road/Track
River/Creek
Overland Conveyor
Plant
Camp
Dams
HV Stage 1 Pit
Final Pit Outlines
Existing Dumps
Waste Dumps
TSF
9,180,000
9,178,000
9,176,000
460,000
462,000
464,000
466,000
468,000

Geology
The Hidden Valley Kaveroi deposit is a vein-stockwork gold-silver deposit located in the southeast corner of the Wau Graben and is hosted by the Morobe Granodiorite. The Kaindi Metamorphics occur as a cap to the Hidden Valley Kaveroi Mineralization. It comprises grey-black and green-brown, variably carbonaceous, schistose, quartz-rich psammites and pelites that have undergone regional greenschist metamorphism and localized, higher grade contact metamorphism on intrusive contacts with Morobe Granodiorite. The granodiorite comprises two parts; an upper homogenous granodiorite of uniform texture cut by thin aplite dykes and feldspar porphyry dykes. Below the Hidden Valley Kaveroi fault is a lower, more heterogeneous unit comprising granodiorite, diorite, adamellite, tonalite and feldspar porphyry. The lower unit tends to contain gypsum veining, not regularly seen in the upper unit.
Numerous porphyry dykes of the Eddie Creek Suite intrude both the Kaindi Metamorphics and the Morobe Granodiorite. Porphyry composition varies from hornblende-biotite to feldspar-quartz phenocryst varieties. These bodies are not general mineralized but do commonly show some alteration.
Surficial weathering, mainly by downward percolation of oxygenated meteoric water, is variable over the gold-silver deposit due to lithological, alteration and structural discontinuities. The granodiorite is usually more deeply weathered than the metasediment of the two main rock units. At the Hidden Valley Kaveroi deposit, four distinct oxidation zones are recognized; an oxide zone, partial oxidation zone, a zone of fracture oxidation, and a fresh (primary) zone. However, the effects of supergene gold enrichment or depletion (if present) are minimal for the Hidden Valley Kaveroi deposit.
History
Gold was discovered in Hidden Valley Creek by W.H. Chapman in 1927 (Lowensteub, 1982), and worked until 1929. In 1945, stream alluvial gold samples were taken close to the Hidden Valley Kaveroi discovery outcrop, but the deposit remained hidden. In 1984, CRA Exploration (Pty) Ltd ("CRAE") discovered the Hidden Valley Kaveroi deposit when it carried out a regional stream sediment sampling program in the headwaters of the Upper Watut River, -80mesh sediment samples returned values of 54ppm gold. Mapping up the creeks revealed a landslide on the northern bank of Hidden Valley Creek had exposed altered and mineralized granodiorite with initial chip sampling returning 55m at 3.8ppm gold. Drilling commenced in 1985, with the third and fourth holes intersecting wide zones of mimineralizationCRA completed a Pre-Feasibility Study in 1989, and concluded the deposit was too marginal at that time to develop. In 1992, Placer Pacific Limited entered into a joint venture with CRAE but withdrew from the joint venture in 1993. In that time Placer drilled 13 holes and tested some adjacent targets. The project went through a hiatus until 1995, when CRA reviewed the project. In 1997, CRA (now known as Rio Tinto Limited) sold its interest in the Hidden Valley Kaveroi deposit to a wholly-owned subsidiary of Australian Gold Fields NL ("AGF"), which was subsequently placed into administration. Aurora Gold Limited ("Aurora") acquired the deposit from the administrators of AGF in September 1998. Aurora completed a pre-feasibility study on the project in 2002. Abelle Limited ("Abelle") obtained 100% ownership of the deposit in February 2003, following the merger of Abelle with Aurora.
Harmony effectively acquired 100% of Abelle on May 1, 2003. A Memorandum of Agreement between landowners and the PNG Government was signed on August 5, 2005, resulting in the mining lease for the Hidden Valley project being granted. Harmony commenced and completed a feasibility project on the deposit and commenced construction in 2008.
In August 2008, Harmony and Newcrest Mining Limited ("Newcrest") commenced a joint venture relationship in the Morobe Province of PNG, and the Hidden Valley Joint Venture was established as an unincorporated 50:50 joint venture between

Morobe Consolidated Goldfields Limited (Harmony) and Newcrest PNG1 Limited (Newcrest). The Hidden Valley mine (comprising HVK and Hamata open pits) has been in operation since 2009, and was officially opened in September 2010.
In October 2016, Harmony acquired Newcrest’s joint venture interest, and Morobe Consolidated Goldfields Limited took 100% ownership of the Hidden Valley mine.
Mineral Tenure
Hidden Valley operates within Mining Lease, ML151, and also within Mining Easement ME 82 and Lease for Mining Purposes LMP80. All tenements are registered in the name of Morobe Consolidated Goldfields Limited and are valid until 2030.
In accordance with the PNG Environment Act, an EIS was submitted to the Department of Environment and Conservation (now CEPA) in February 2004. The EIS was approved in January 2005, and Waste Discharge and Water Extraction permits issued. In October 2017, these permits were amalgamated as Environment Permit EP-L3(578).
In December 2020, Morobe Consolidated Goldfields Limited submitted an application to CEPA for a minor amendment to Environment Permit EP-L3(578), in support of the Stage 8 expansion, in accordance with the Environment (Prescribed Activities) Regulation 2002. An amendment to Environment Permit EP-L3(578) was issued by CEPA in March 2022.
The mine presently operates in accordance with the 41 conditions prescribed by Environment Permit EP-L3(578), which will expire on March 29, 2030. The existing environmental and tenure permits and licenses are summarized below.
In accordance with Environment Permit EP-L3(578), condition 4, Morobe Consolidated Goldfields Limited reviews and updates its Hidden Valley Environmental Management Plan (“EMP”) every three years. The most recent iteration of the EMP (2021-2024) was submitted to CEPA for approval in March 2022.
A summary of the status of environmental permits and tenements issued as at June 30, 2023, is presented in the table below.

Permit / Licence	Status
Mining Lease	ML151 current. Amended May 25, 2021. Expiry March 3, 2030.
Lease for Mining Purpose	LMP80 current. Amended May 25, 2021. Expiry March 3, 2030.
Mining Easement	ME82 current. Amended May 25, 2021. Expiry March 3, 2030.
Environment Permit EP-L3 (578)	Awarded October 2017. Amended March 2021. Expires March 2030.
EIS	Approved January 2005.

Mining Method
Hidden Valley is an open pit gold-silver operation, operating conventional truck/excavator open pits and an ore-processing plant. Two separate open pits are currently in operation; the HVK pit and the Hamata pit. The HVK pit is the larger pit supplying the majority of the ore and is located some 6km from the processing plant. Hamata ore is predominately exhausted and is used for Tailings dam wall construction material. Hamata will be used for Tailing Storage Facility #2 once complete.
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
Tailings are stored in a TSF located to the southwest of the process plant. Dam-wall construction of the TSF is ongoing and largely constitutes placement of suitable oxide and fresh competent material sourced from mining in the Hamata pit. The processing inventory in this Mineral Reserve estimate is constrained by remaining TSF capacity. TFS1 has a remaining capacity of ~11.3Mt with TSF2 adding an additional 8.0Mt3 of capacity. The overall remaining TSF capacity is currently estimated at 19.3Mt.
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

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc.(Hons), Grad.Dip (Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular. Last February 2023
Mr. G. Job	FAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular. Last Febraury 2023
Mr. D. Ross	MAusIMM (CP), RPEQ	BEng (Mining)	12, 13	Regular. Last June 2023
Mr. M. Swart	FAusIMM(CP), RPEQ	BMetEng, MBA	10, 14	Regular. Last August 2023
Ms. S. Watson	MAusIMM	MSc, BSc.(Hons)	17	Regular. Last February 2023
Mr. D. Hall	MAHRI & MAICD	Bachelor Commerce (HR & Industrial Psychology)	17	Regular. Last April 2023
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	Regular Last August 2021
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
Available regional government geophysical datasets include a 1000m spaced fixed-wing airborne magnetic survey, a 400m spaced helicopter airborne magnetic survey and a 2000m spaced fixed-wing gravity survey. Available company geophysical datasets include a 50m spaced helicopter airborne magnetic survey, some prospect-specific ground magnetic survey stations, and induced polarization surveys.
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
Surface drilling completed to date included diamond core and reverse circulation (“RC”) drilling. Drilling was undertaken continuously between 2009 to 2012, with some minor additional drilling done since. Some targeted deeper RC holes and diamond holes have been drilled into the deposit during 2014 to 2022, with various degrees of success to close up the drill spacing. A total of 34,086 holes measuring 1,099,053m of drilling were used in the generation of the 2022 geology and domain mode. This includes both blast and RC operational grade control drilling. A total of 1,586 drill holes, comprising 275,491m of drilling was used in the Mineral Resource estimate. It should be noted that these numbers exclude grade control drilling. This drilling was not included in the Mineral Resource estimate due to sample support issues which would result from such closely spaced drilling.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Hidden Valley lease area, as determined through the analysis of the reasonable prospect for economic extraction by opencut mining method. The cut-off value for the Mineral Resources is determined at 0.60g/t gold based on the economic assumptions presented set forth in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold price	US$/oz	1,546
Silver price	US$/oz	22.35
A$ FX rate	US$:A$	0.73
K FX rate	K:US$	3.5
Plant recovery factor – (ave of multi variate curve)%		88.0
Unit cost	K/t	10.21
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023. The apparent decrease in Resource tonnes is a product of the increased Reserve. The additional Reserves have been subtracted from the Resource numbers, which have also seen some depletion related to mining over the past year.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2022 to June 2023.
The Mineral Resource estimate, as at June 30, 2023, exclusive of the reported Mineral Reserves, is summarized in the table below.

		Fiscal Year Ended June 30,
		2023					2022
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (g/t)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (g/t)	% Change
Measured	HVK	—	—	—	—	—	—	—	—	—	—	—%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	—%
Indicated	HVK	28.500	1.26	17.400	36,000	498,000	32.986	1.34	21.970	44,064	724,693	(18)%
	Hamata	1.900	1.57	—	3,000	—	1.607	1.97	—	47,228	724,693	(94)%
Sub Total / Ave. Indicated		30.500	1.28	16.400	39,000	498,000	34,592.000	1.37	21.970	47,228	724,693	(17)%
Total / Ave. Measured + Indicated		30.500	1.28	16.400	39,000	498,000	34,592.000	1.37	21.970	47,228	724,693	(17)%
Inferred	HVK	0.900	1.10	23.300	1,000	21,000	1.234	1.21	23.120	1,489	28,521	(33)%
	Hamata	0.200	1.44	—	300	—	0.190	1.50	—	284	—	6%
Total / Ave Inferred		1.100	1.16	18.700	1,300	21,000	1.423	1.25	23.120	1,773	28,521	(27)%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, Group Resource Geologist, and employee of Harmony PNG.
2.Mineral Resources are adjusted for mining depletion to end April 2023, with assumed production for May and June, 2023.
3.Measured Resources include surface stockpiles only.
4.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
5.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.Mineral Resources at HVK are reported assuming a bulk open pit mining metallurgical recovery for silver and gold by sulphide flotation. Mineral Resources are reported above a gold grade cut-off of 0.60g/t on the results of a profit algorithm; this equates to a marginal ore cut-off grade. The profit algorithm takes account of metal price, grade, ore processing route, recoveries and costs. Metal price assumptions are US$1,546/oz gold, US$22.35/oz silver and a 0.73 US$/A$ exchange rate. Adjustments to these figures will potentially impact upon the economic cut-off grade.
7.Tonnages are metric tonnes. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
8.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilizes and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call factors.
The Mineral Reserve estimate, as at June 30, 2023, is summarized in the table below.

		Fiscal Year Ended June 30,
		2023					2022
			Grade		Metal Content			Grade		Metal Content
Mineral Reserve Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	% Change
Proven	HVK	1.6	0.98	21.20	1,600.00	34,500	—	0.86	18.32	2,000.00	47,000	(27)%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Proven		1.6	0.98	21.20	1,600.00	34,500	—	0.80	18.32	2,000.00	47,000	(27)%
Probable	HVK	17.6	1.78	27.82	31,400.00	489,700	—	1.78	22.45	29,000.00	366,000	34%
	Hamata	0.2	1.90	—	300.00	—	—	1.48	—	400.00	—	—%
Sub Total Probable		17.8	1.79	27.58	31,700.00	489,700	—	1.77	22.45	29,400.00	366,000	34%
Total / Ave. Proven + Probable		19.4	1.72	27.04	33,300.00	524,200	—	1.64	21.97	31,400.00	413,000	27%
Notes:
1.Mineral Reserves are reported with an effective date of June 30, 2023, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. D. Ross, Group Mine Planning Engineer, and employee with Harmony PNG.
2.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
3.Mineral Reserves are reported using the following assumptions: open pit mining method, gold price of US$1,546/oz, silver price of US$22.35/oz at US$/A$ 0.73 exchange rate.
4.Not all “ore” as defined at the economic cut off reports to the Mineral Reserve due to the constrained tailing storage facility with some marginal grade ore material remaining on stockpile. The Proven Mineral Reserve is limited to stockpiles. Probable Mineral Reserve is derived from the Indicated Mineral Resource.
5.Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
6.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.

The marginal increase in total Proven and Probable Mineral Reserve from 2022 to 2023 was primarily due to a pit redesign which included additional ore tonnes, offsetting depletion. The additional ore tonnes added to the pit design have been converted to Mineral Reserves in line with the additional realized TSF capacity.

Modifying Factor	Unit	Value
Gold Price	US$/oz	1,582
Silver Price	US$/oz	22.35
Exchange Rate
A$ : US$	:	0.70
K : US$	:	3.51
Tonnage Recovery	%	100
Gold Grade Recovery
HVK >2300mRL	%	93
HVK < 2300mRL	%	90
Hamata	%
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Wafi-Golpu
Property Description
The Wafi-Golpu Project is situated within the Morobe Province of PNG, approximately 65km southwest of Lae, the nearest commercial center. The Wafi-Golpu Project comprises the Golpu copper–gold porphyry deposit (“Golpu deposit”), the Wafi epithermal gold deposit ("Wafi deposit") and the Nambonga copper-gold porphyry deposit ("Nambonga deposit"). Mineral Resources and Mineral Reserves were estimated for the Golpu deposit. Additional Mineral Resources were estimated for the Wafi deposit and the Nambonga deposit~~s~~ however, these deposits are not currently included in the mine plan. No production has yet occurred at this property. The Wafi-Golpu Project is situated at a latitude of 6°51’46.63”S and longitude of 146°27’08.20”E.
The following graphic illustrates the location of the Wafi-Golpu Project.

Bismark Sea
INDONESIA
Solomon Sea
Port Moresby
AUSTRALIA
N
6°34'S
Nadzab Airport
Erap River
Busu River
Markham River
9 Mile
Oomsis
Lae
Watut River
Timini
Solomon Sea
Wafi-Golpu Project
Mumeng
146°30'E
147°00'E
0
10km
Wafi Golpu Project
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers
Infrastructure Corridor
Waste Water Discharge Pipeline

The tenements are held by the Wafi Golpu Joint Venture ("WGJV") which is a 50%:50% unincorporated joint venture between Wafi Mining Limited ("Wafi Mining") and Newcrest PNG2 Limited ("Newcrest PNG2"), subsidiaries respectively of Harmony and Newcrest and together referred to as the "WGJV participants". The WGJV participants hold two exploration licenses ("ELs") covering a total area of 12,984 ha. The deposits are located within EL440, with a range of major surface facilities to be located on EL1105.
The WGJV participants also hold an environment permit for the project issued under the PNG Environment Act. The permit authorizes the utiliization of DSTP as the tailings management method for the Wafi-Golpu Project.
Both tenements were in good standing as at June 30, 2023. There is no material litigation (including violations or fines) that threatens its mineral rights, tenure, or operations. However, the grant of the permit is currently the subject of two judicial reviews, the first applied for in March 2021 by the previous Governor of the Morobe Province in PNG, who was opposed to DSTP, and the second in December 2022 by coastal villagers represented by the CELCOR. The present Governor, who was appointed in September 2022, is not opposed to DSTP and has stated publicly that he intends to withdraw his proceedings, but has not yet done so. Notwithstanding the change of position of the Governor or the outcome of the judicial review instituted by CELCOR, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which could have a material adverse impact on the Wafi-Golpu Project. See Item 3: “Risk Factors - We are subject to the risk of litigation, the causes and costs of which are not always known”.
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
Current access to the planned mine site is via a partly-sealed road from Lae to Timini, and a gravel road from Timini (Demakwa) to Wafi, with the trip taking about three to four hours depending on the weather. As part of project development, a new road (including bridges) (the "northern access road"), will be constructed, running from the Highlands highway to the mine site, and linking up with the current exploration access road. A private mine access road will be constructed from the intersection of the northern access road and the current exploration access road.
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
9,245,000
Mgiki Borrow Pit
Won
Nambonga Decline Portal Terrace
Miapili Waste Rock Dump
Miapili Clay Borrow Pit
Ventilation Shaft
Hekeng
Explosives Magazine
Wafi Exploration Camp
9,240,000
Venembele
Madzim
Pekumbe
Wafi Golpu Project
Village/Settlement
Project Road
River
Orebody
Proposed Infrastructure:
Infrastructure Corridor
Infrastructure Footprint
Watut Declines
0
2km
432,500
437,500
442,500

Geology
Wafi–Golpu is a complex, multiphase mineralized system comprising the:
•Golpu porphyry copper–gold deposit;
•Wafi epithermal gold deposit; and
•Nambonga porphyry gold–copper deposit.
The Golpu Intrusive Complex consists of multiple, hornblende-bearing diorite porphyries intruded into the host sedimentary lithologies. The porphyries are separated based on their spatial position and, where not texturally destroyed, into coarse hornblende-rich variants, feldspathic-rich units and porphyries containing quartz-eye inclusions. Intrusions range from small dykes to small stocks/bosses and apotheoses. Single intrusions pinch and swell vertically over tens of meters and form dykes, pipes and stocks.
The Wafi Diatreme complex is a roughly rectangular shaped feature, 800m by 400m at surface with steep, inward-dipping sides. The diatreme comprises intrusive and sedimentary breccias, volcaniclastic rocks and tuffs, and was intruded by several phases of unmineralized dacitic porphyries.
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
CRAE identified mineralized float in a regional geochemical sampling program and discovered the outcropping mineralization of the Wafi A Zone near Mount Golpu in 1979. The Mt Wanion Exploration License (EL440) was granted in 1980. The discovery of the Golpu copper–gold porphyry deposit occurred in 1990.
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
In 2008, Harmony and Newcrest commenced a joint venture relationship in the Morobe Province of PNG, and the WGJV was established as an unincorporated 50:50 joint venture between Wafi Mining and Newcrest PNG2.
The Golpu Development Project Desktop Study was completed 2009. This was followed by the Wafi Concept Study (2010), the Wafi–Golpu Pre-Feasibility Study (2012), and the Wafi Golpu Pre-Feasibility Optimization Study (2014). Regional geological mapping and geological synthesis was completed in 2015, which led to a re-evaluation of the development approach and the Golpu Stage 2 Pre-Feasibility Study, completed in 2015. Golpu Feasibility Study was then completed 2016.
On August 25, 2016 the WGJV submitted a Special Mining Lease ("SML") application to the PNG MRA for an SML area including the Golpu, Wafi and Nambonga deposits. The SML application included a Proposal for Development, which incorporated the 2016 Feasibility Study report and supporting application documents such as a National Content Plan. Further data collection and technical assessment undertaken in 2016–2017. The Feasibility Study Update was completed in December 2017 and submitted to the PNG MRA in March 2018. Permitting negotiations for the grant of the SML application are ongoing.
An EIS was submitted to CEPA on June 25, 2018, and an environment permit for the Wafi-Golpu Project was issued on December 18, 2020.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – Papua New Guinea” above for a summary of the regulatory environment in PNG.
The WGJV holds two ELs covering a total area of 12,894ha, each of which is registered in the names of Wafi Mining and Newcrest PNG2. The deposits are all located within EL440, with a range of major surface facilities to be located on EL1105. The summary of mineral tenure is presented in the table below.

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Wafi Mining and Newcrest PNG2 Wafi Mining and Newcrest PNG2	Exploration	EL440	March 11, 2020	March 10, 2022[1]	9,501
	Exploration	EL1105	January 16, 2021	February 25, 2023	3,393
Notes: 1. Renewal submitted on December 6, 2021.
Both tenements are in good standing and are currently under renewal. The WGJV participants lodged an application to extend the terms of EL440 for a further two years on December 6, 2021, in accordance with the requirements of the PNG Mining Act.
Each EL is subject to the condition that, “Subject to any agreement made under Section 17 of the Act, the State reserves the right to elect at any time, prior to the commencement of mining, to make a single purchase of up to 30% equitable interest in any mineral discovery arising from this license, at a price pro-rata to the accumulated exploration expenditure and then to contribute to further exploration and development in relation to the lease on a prorate basis unless otherwise agreed”. If the PNG State chooses to take-up its full 30% interest, the interest of each of Wafi Mining and Newcrest PNG 2 will become of a 35%.
The leases or permits required to develop and operate the Wafi-Golpu Project as at June 30, 2023 are presented in the table and summarized below:
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
•ML 183. Northern Access Road Quarry
•ML 184. Madzim Gravel Pit
•ML 185. Lense Sibal Beamena Hard Rock Quarry
•ML 186. South Papas Gravel Pit
•ME 115. Madzim Gravel Pit Access Track

Permit / Licence	Status
EIR	Submitted May 2017, approved June 2017.
EIS	Submitted 2018. Approved November 2020.
Level 3 Environment Permit EP-L3 (767)	Approved December 2020. Valid for 50 years.
Environmental Management Plan	Submitted. Approved in EP-L3 (767)
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
Mineral Processing
The proposed Watut process plant will be a compact copper concentrator that is progressively built (in line with the profile of the mine ramp-up) to be capable of processing approximately 17Mtpa of crushed ore at peak capacity to produce a high-grade copper concentrate. The plant is designed to cater for the ore composition changes over the LOM, and blending is not expected to be required.
A two-stage ramp-up philosophy will be used. The plant will run intermittently (campaign treatment) and in 50% turndown mode for the first three years. During the mine ramp-up period, the total volume of the coarse ore stockpile and start-up stockpile will be used to maintain plant utilization as high as practicable, minimizing the number of plant stops.
Models for the two process flowsheet variations were derived from the validated base case flowsheets, using standard metal balance techniques per unit operation.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last Aug 2019
Mr. G. Job	MAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last 2020
Caveman Consulting	N/A	N/A	12, 13	2016
Mr. M. Swart	FAusIMM, RPEQ, MIEPNG	BE (Met Eng), MBA	10, 14	None1
Ms. S. Watson	MAusIMM	MSc, BSc. (Hons)	17	Regular
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	None1
Notes: 1. Not deemed necessary as no plant nor infrastructure has yet been constructed on site.
Exploration
The Wafi-Golpu Project has had a long history of exploration dating back to the 1980s. The amount of exploration carried out over the Wafi-Golpu Project area is significant and the volume of the results are too large to enable detailed reporting herein. The exploration results that have been used in the estimation of the Mineral Resources are identified.
A number of mapping programs were conducted over the Wafi-Golpu Project area including 1:10,000 fact mapping of available outcrop. Mapping data and subsequent interpretations were used together with drill hole data to model the deposit geology and structure. A structural model for the Wafi–Golpu area was compiled in 2011.
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

CRAE completed ridge and spur sampling programs from 1980–1982. CRAE also conducted an initial trenching program comprising 102 trenches, varying in length from 1–1,840m, for a total 34,129m of trenching. Information from these programs was superseded by drill data.
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
The Mineral Resource estimate is reported based on mass mining by block cave with no internal selectivity. The 40m x 40m x 40m parent block size was an appropriate cell size for the planned bulk mining method. The shell did not represent a conceptual block cave footprint and associated draw column height of draw. However, it did represent the economic material potentially recoverable from a major block cave. The primary model was passed through a net smelter return ("NSR") calculation sheet and a breakeven value shell was generated at margin 0 to remove isolated projections and incorporate a small volume of internal waste.
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

Description	Unit	Value
Gold price	US$/oz	1,200
Copper price	US$/oz	3.00
A$ FX rate	US$:A$	0.75
K FX rate	K:US$	3.10
Plant recovery factor - calculated	%	Varies
Note:
1    Unit cost includes cash operating cost, royalty and ongoing development capital.
The cut-off value is a NSR value that contains typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. There has been no mining at Wafi-Golpu.
The Mineral Resource estimate for Golpu, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,
	2023							2022
		Grade			Metal Content				Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (Kg)	% Change
Measured	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-	'-
Indicated	145.0	0.54	0.90	1.26	78,000.00	1.35	182,826	145.0	0.54	0.90	1.26	78,000	1.350	182,826	—%
Total / Ave. Measured + Indicated	145.0	0.54	0.90	1.26	78,000.00	1.35	182,826	145.0	0.54	0.90	1.26	78,000	1.350	182,826	—%
Inferred	70.0	0.62	0.86	1.10	44,000.00	0.60	74,455	70.0	0.62	0.86	1.10	44,000	0.600	74,455	—%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.Mineral Resources at Golpu are reported assuming a bulk mining underground extraction method and metallurgical recovery for copper and gold by sulphide flotation. Mineral Resources are reported above a NSR cut-off, which assumes a gold price of US$1,300/oz Au, a copper price of US$3.40/lb Cu, mining cost of US$8.37/t mined, processing cost of US$9.75/t processed, general and administrative (G&A) costs of US$4.17/t processed, copper concentrate treatment charge of US$100/dmt of concentrate, transport cost of US$33.50/wet tonne of concentrate, and copper refining charges of US$0.10/lb of recovered copper. Silver and molybdenum were not valued in the NSR cut-off; however, these elements were reported within the Mineral Resource as they were expected to be recovered with minor circuit modifications or concentrate contract negotiations. Over the life-of-mine, it is anticipated that copper recoveries will average 94% and gold recoveries will average 68%.
5.Metal contents reported do not include allowances for processing losses.
6.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
Mineral Resource estimate for Wafi, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized in the table below:

		Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)
Total / Ave. Measured + Indicated	54.000	1.66	—	—	89,000	—	—
Inferred	20.000	1.37	—	—	26,000	—	—
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.Mineral Resources at Wafi are reported assuming open pit mining methods with limited internal selectivity, and a process method that is anticipated to be a combination of CIP and CIL operation, with a flotation sulphide recovery mill process. The estimates are reported at cut-offs of 0.4g/t Au for non-refractory gold mineralization ("NRG") and 0.9g/t Au for refractory gold mineralization ("RG"). Mineral Resources are constrained within a conceptual open pit shell that uses the following input assumptions: gold price of US$1,400/oz; mining costs of US$5.40/t mined, and process and general and administrative costs of US$17.30/t processed. Metallurgical recovery is estimated at 91% gold recovery NRG and minimum of 47% recovery for RG. Pit slope approximate overall angles range from 33° in oxidized material to 65° in fresh rock.
5.Metal contents reported do not include allowances for processing losses.
6.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.

Mineral Resource estimate for Nambonga, as at June 30, 2023, exclusive of the reported Mineral Reserves is summarized below:

		Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.690	0.20	—	16,000	0.047	—
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2023 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.Mineral Resources at Nambonga are reported assuming a bulk mining underground extraction method. The Mineral Resource is reported using an assumed 0.5g/t Au cut-off grade. This cut-off grade is based on the adjacent Golpu deposit as an analogue, assumes an overall mining, processing, and G&A operating cost estimate of about US$15.50/t, a gold price of US$1,300/oz, and a metallurgical recovery of 85% for gold. This equates to a cut-off grade of approximately 0.46g/t Au, based on gold only. Conceptual costs associated with copper and silver recovery were approximated as equivalent to 0.04g/t Au. The total cutoff grade for reporting purposes was 0.5g/t Au.
5.Metal contents reported do not include allowances for processing losses.
6.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.

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
The Mineral Reserve estimate for Golpu, as at June 30, 2022 and 2023, is summarized in the table below.

	Fiscal Year Ended June 30,
	2023							2022
		Grade			Metal Content				Grade			Metal Content
Mineral Reserve Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (Kg)	Copper (Mt)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (Kg)	Copper (Mt)	Silver (Kg)	% Change
Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Probable	200.0	0.86	1.20	—	171,000.00	2.45	—	200.0	0.86	1.20	—	171.00	2.45	-	—%
Total / Ave. Proven + Probable	200.0	0.86	1.20	—	171,000.00	2.45	—	200.0	0.86	1.20	—	171.00	2.45	-	—%
Notes:
1.Mineral Reserves are reported with an effective date of June 30, 2023, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Caveman Consulting.
2.Mineral Reserves are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3.Mineral Reserves are reported using the following assumptions: block cave mining method, gold price of US$1,200/oz Au, copper price of US$3.00/lb Cu, above a NSR cut-off of US$10/t (development), US$60/t (BC44), US$40/t (BC42), US$19.15/t (BC40), variable metallurgical recoveries by metallurgical domain. The total dilution is estimated to be about 17% with toppling contributing approximately 1.5%.
4.Tonnes, grade, and content are declared as net delivered to the mills. Metal contained in tonnages do not include allowances for processing losses.
5.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
The previous Mineral Reserve estimate for Golpu as at June 30, 2022) is identical to the Mineral Reserve estimate as at June 30, 2023 and therefore no reconciliation is required.
The modifying factors are presented in the table below:

Modifying Factor	Unit	Value
Gold Price	US$/oz	1,200
Copper Price	US$/lb	3.00
Exchange Rate
A$ : US$		0.75
K : US$		3.10
NSR Cutoff
Development	US$/t	10.00
BC44	US$/t	60.00
BC42	US$/t	40.00
BC40	US$/t	19.15
Metallurgical Recoveries (by Domain)%		Various
Total Dilution	%	17.00
Including Toppling	%	1.50
There were no Mineral Reserves at Wafi or Nambonga.
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Eva Copper Project

Property Description
The Eva Copper Project is located in Queensland, Australia, 76 km by road northwest of Cloncurry (pop. 3,000), and 194 km by road from the regional mining center of Mount Isa (pop. 22,000). Access to the project from Cloncurry is via the sealed Burke Developmental Road which passes 8.5 km to the east of the proposed plant site, current access is via cattle station and exploration tracks. The planned site for the plant and major infrastructure is also 11 km north of the major Dugald River Zinc Mine, which is owned by MMG Limited (MMG). The Eva Copper Project is situated at a latitude of 19'51"26 S and 140'10"15 E.
All operations on site at this stage are exploratory and feasibility studies in nature with no mining having yet commenced. The operation is proposed as a large, open-pit copper-gold mining operation with an associated gravity and flotation processing plant. The project comprises the main Little Eva and Blackard open Resources and four smaller Resources, expected to deliver an ore mixture with a maximum of 25% native copper ore to a copper concentrator processing plant adjacent to the Little Eva and Turkey Creek pits.
The following graphic illustrates the location of the Eva Project.

140°
145°
150°
-15°
-20°
Major Road
Railway
Gas Pipeline
Proposed
CopperString Powerline
Eva Copper Project
Karumba
Cairns
Copper and Zinc Refineries
Asian Markets
Townsville
Bowen
Eva Copper Project
Cloncurry
Mount Isa
Mackay
Smelters Power Generators
Queensland
Rockhampton
Emerald
250 km

Operational Infrastructure
There is no operational infrastructure on site beside access roads.
Geology
The Eva Copper Project is situated in the Mary Kathleen (“MK”) domain of the Mount Isa Province of Queensland, Australia, an area that has a history of mining dating back to the 1860s. The Mount Isa area hosts numerous base metal copper, zinc and lead deposits of global significance, including the Mount Isa, Ernest Henry, Century, Dugald River, Cannington and Selwyn deposits. The Eva Project is hosted by Proterozoic-aged, metamorphosed and poly-deformed marine sedimentary and volcanic rocks of the MK domain of the Eastern Fold Belt Inlier. Deformation, metamorphism and plutonic activity took place during the Isan Orogeny, approximately 1,600 to 1,500 million years ago.
There are twelve known mineral deposits in the project area, of which six have been included in the current mine plan. Mineral deposits are grouped into two types: copper-gold and copper only. There are five of the copper-gold deposits, four of which are in the mine plan. These deposits are classified as iron oxide copper-gold deposits, where mineralization is associated with regional-scale haematite and albite alteration (red-rock alteration) and localized magnetite alteration. Copper sulphide mineralization, primarily chalcopyrite with lesser bornite, occurs as veins, breccias, fracture fill and disseminations in mafic to intermediate volcanic or intrusive rocks. Gold is generally correlated with copper and is recovered in the copper concentrate. Mineralization appears to be localized and/or bounded by faults and other deformation-related structures,
All of the deposits have a 10m to 25m thick overlying zone of oxidation, where the rock is extensively weathered and copper sulphide minerals have been leached or converted to various oxide minerals that cannot be recovered by flotation. The oxide zones are treated as waste, but tonnages and copper grades have been estimated and the oxide mineralization will be stockpiled separately. With the exception of the Turkey Creek deposit, the copper-only deposits commonly have a significant thickness of supergene material, where carbonate has been leached from the rock, reducing hardness and density and the copper occurs as native-copper, chalcocite and other low-sulphur copper species. The carbonate-leached zone is separated from the underlying sulphide zone by a thin transition zone. Each of these mineralogical zones has been modelled so that resources can be estimated for each and the appropriate metallurgical recoveries can be applied for reserve estimation.
History
The Eva Copper Project has a long history and has been held under various tenures by a variety of exploration and mining companies. Small-scale mining dating back to the early 1900s has occurred at deposits such as Little Eva, Bedford and Lady Clayre.
Early work on the project area was undertaken by Ausminda Pty. Ltd. and CRAE between 1990 and 1996. In 1996, Pasminco Limited (“Pasminco”) acquired the property and who undertook further exploration and drilling on the copper-only deposits. Pasminco excised and retained the Dugald River zinc deposit and sold the remainder of the tenements to Universal Resources (“URL”) in 2001. URL also purchased the tenement hosting the Ivy Ann deposit from Dominion Metals Pty. Ltd. and Pan Australian Resources NL. From 2001 to 2004, exploration work on the copper-only deposits was carried out under a joint venture between URL and Bolnisi Logistics (“Bolnisi”). URL focused its own 2001–2004 drilling on the Little Eva and Bedford copper-gold deposits. In 2004, URL acquired Bolnisi and completed a 2005 feasibility study on mining and processing a blend of sulphide ore from the Little Eva and Bedford deposits with native copper ore from the Blackard and Scanlan deposits.
In 2005 URL entered into a joint venture option agreement with Xstrata, where Xstrata had the right to explore the central area of the tenements. Xstrata completed some significant work, but elected not to proceed in January 2013. URL completed a second feasibility study between 2007 and 2009 based on the same blend of sulphide ore and native copper ore used in the 2005 study.
In December 2009, URL merged with Vulcan Resources Limited, under the name of Altona Mining Limited (“Altona”). In 2012 Altona completed a definitive feasibility study based on the copper-gold sulphide deposits, but excluding the native copper deposits. Mining Leases (“MLs”) and an Environmental Authority (“EA”) were granted in 2012 based on the 2009 definitive feasibility study mine plan. Altona completed additional drilling at the Bedford, Lady Clayre, Ivy Ann, Blackard, Legend and Scanlan deposits, and discovered and delineated major prospects at Turkey Creek, Anzac, Whitcher, Matchbox and Quamby from 2015 to 2016. An EA amendment was granted in 2016 based on the revised 2012 definitive feasibility study mine plan and the integration of Turkey Creek into that mine plan.
In 2018, Altona became a wholly owned subsidiary of Copper Mountain Mining Company (“CMMC”) and was renamed CMMPL. Harmony subsequently purchased the project from CMMC in 2022. In February 2023 Harmony commenced a confirmatory and expansion drilling program and other studies designed to progress the project to a decision to mine.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – Australia” above for a summary of the regulatory environment in Australia.
The Eva Copper Project consists of five MLs and one exploration permit for minerals (“EPM”). All six of the planned pits are located within the MLs, except for the Ivy Ann deposit, which lies within the EPM.
The MLs were granted in 2012 and are currently owned by the Company’s wholly-owned subsidiary Eva Copper Mine Pty. Ltd. (“ECMPL”). The MLs total area is 143km2 and are situated across from two pastoral lease holdings and within one Native Title determination area.
The following table sets forth relevant information in relation to Harmony’s MLs as at June 30, 2023.

Number	Name	Granted	Expiry	Area (ha)
90162	Scanlan	Oct. 4, 2012	Oct. 31, 2037	2 096.96
90163	Longamundi	Oct. 4, 2012	Oct. 31, 2037	1 411.29
90164	Blackard	Nov. 13, 2012	Nov. 30, 2037	5 131.07
90165	Little Eva	Nov. 13, 2012	Nov. 30, 2037	5 029.96
90166	Village	Nov. 13, 2012	Nov. 30, 2037	616.08
ECMPL holds the following EPM as at June 30, 2023, as presented in the table below.

Number	Name	Holder	Granted	Expiry	Area (ha)
25760	King	ECMPL	Nov. 17, 2015	Nov. 16, 2025	28,601

Harmony also holds 26 EPMs surrounding the MLs and in the broader Mount Isa region. These are held by the Company’s wholly-owned subsidiaries Roseby Copper Pty. Ltd. and Roseby Copper (South) Pty. Ltd. In addition, agreements exist with four pastoral landholders for both the MLs and key areas of activity in the surrounding EPMs.
Agreements exist with four pastoral landholders for both the MLs and key areas of activity in the surrounding EPMs:
•Coolullah Station, belonging to the North Australian Pastoral Company;

•Mt Roseby Station, belonging to Harold Henry McMillan;
•Dipvale Station, belonging to Grant and Anita Telford; and
•Hillside Station, belonging to the Cameron Creek Pastoral Company.
Queensland state legislation requires that, where significant disturbance will occur from exploration and mining activities, the license holder must reach an agreement for “Conduct and Compensation” with the pastoral leaseholder. Such agreements have been secured for all the MLs and those portions of the EPM where ground disturbance has occurred or is anticipated.
Mining Method
There is currently no mining occurring on the leases with all activities confined to exploratory and resource confirmation drilling. Additional work comprises geotechnical, metallurgical and hydrological drilling. Mining is to be via open pit methods using conventional drill and blast, excavators and trucks.
Mineral Processing
There is currently no processing occurring on the leases with all activities confined to exploratory and resource confirmation drilling. The feasibility study is considering a copper concentrator located close to the Little Eva deposit.
Feasibility studies are ongoing with the aim to declaring a Mineral Reserve upon completion of a successful feasibility study update.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr R Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last Sept 2023
Mr G Job	FAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last Sept 2023
TBA			10, 14
Exploration
Extensive geophysical surveying, primarily induced polarization over the copper deposit areas and electromagnetic or controlled source audio-frequency magnetotellurics (“CSAMT”) over the Dugald River zinc deposit host rocks, as well as gravity and magnetic surveys, were undertaken in the area by CRAE. All of the deposits subcrop and were initially identified by surface sampling and mapping. Airborne magnetic surveys over the project area are available from various government agencies. Satellite hyperspectral surveys have also been used with some success by various companies in the area.
CRAE's bedrock and soil geochemical programs outside the Roseby copper deposits were not systematic, with minimal assessment of gold mineralization and left most of the surrounding area untested by geochemical surveys. CRAE’s focus at the time was on the copper only (no gold containing) deposits due to their relatively high grades and the Little Eva and Lady Clayre areas were of secondary exploration interest. The Little Eva copper-gold prospect was drilled by CRAE to an inferred resource status, but the gold content was not assessed. The Lady Clayre prospect was also drilled by CRAE at the time, but no resource estimate was completed. Metallurgical sampling and testing were conducted at Blackard and Lady Clayre, but not at Little Eva.
Following the acquisition of the project from CRAE by Pasminco, drilling and sampling programs focused primarily on the Lady Clayre copper-gold sulphide prospect, Caroline (Lady Clayre East) and the copper-gold potential of the Mount Rose Bee Fault area. This drilling was insufficient to define a formal resource at either deposit. Pasminco also initiated a soil and rock sampling program designed to examine the Mount Rose Bee Fault and related splay faults. While this program detected widespread but weak copper-gold mineralization, generally in close spatial relationship with copper and gold soil geochemical anomalies, Pasminco divested the Roseby copper project before the exploration program was completed.
Xstrata conducted exploration in the central Roseby area under the terms of an option and earn-in agreement with Altona. Xstrata also completed deep drilling below the Little Eva, Blackard, Great Southern and Longamundi deposits demonstrating the presence of large mineralized systems. Xstrata also discovered a mineralized system under cover at Cabbage Tree Creek some 3km north of Little Eva. Xstrata has also completed extensive geochemical, rock sampling, mapping and geophysical surveys generating numerous targets, some of which have been subject to initial drill testing with positive results.
Altona carried out systematic soil geochemistry work over much of the claim area and this work was continued by CMMC. This work has established numerous copper-in-soils targets within the Eva Project tenure and surrounding EPM. Shallow drilling of these targets has established numerous mineralized positions with opportunities to established new copper and gold mineral resources.
Since acquiring the project, exploration by Harmony during the report period to June 30, 2023 has largely focused on drilling to improve orebody knowledge for the feasibility study. 124 holes for 17,044m were drilled with work streams including infrastructure sterilization, geotechnical, hydrology, resource definition and metallurgical test work.
Across the broader tenement package, greenfield work programs undertaken by Harmony includes:
•Completion of a regional magnetotelluric survey comprising 138 stations targeting an approximate 80km x 20km, north-south oriented zone, covering the Mt Rose Bee Fault;
•765 surface soil geochemical samples on EPM9611 at the Mt Michael Prospect.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources.

Mineral Resource Estimate
The Mineral Resource estimate for the Eva Project is considered to have reasonable prospects for economic extraction. Mineral Resources are reported at a 0.17% Cu cut-off by deposit type, based on the economic assumptions presented in the table below at the effective date of June 30, 2023.

Description	Unit	Value
Gold price	US$/oz	1,582
Copper price	US$/lb	5.50
FX rate	US$:A$	0.70
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
Mineral Resources for the three largest deposits were prepared by SRK and Harmony personnel, based on all drilling conducted up to October 2019. The resource models from CMMC were audited and retained for the other deposits. The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Mineral Resource estimate, as at June 30, 2023, exclusive of Mineral Reserves (however no Mineral Reserve are declared), is summarized in the table below.

	Fiscal Year Ended June 30,
	2023							2022
		Grade			Metal Content				Grade			Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (kg)	Copper (Mt)	Silver (kg)	% Change
Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Indicated	275	0.04	0.43		11316	1174		—	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	275	0.04	0.43	—	11316	1174	—	—	—	—	—	—	—	—	—
Inferred	80	0.03	0.40		2480	318		—	—	—	—	—	—	—	—
Notes:
Resources are reported at a cut-off grade are based on approximate net smelter return values which equate to a copper grade of 0.17% Cu.
Mineral Resources:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016 and CIM. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K
2.Mineral Resources are exclusive of Mineral Reserves (however no Mineral Reserves are declared)
3.Mineral Resources are constrained within a Whittle pit shell generated with a copper price of $5.50/lb, a gold price of $1,582/oz and an exchange rate of AU$1.00 = US$0.70.
4.Density measurements were applied (ranges from 2.4 t/m3 to 3.0 t/m3).
5.Significant figures have been reduced to reflect uncertainty of estimations and therefore numbers may not add due to rounding.
Mineral Reserve Estimate
Not applicable
Mineral Reserve were declared by CMMC as report in their 43-101 2020 Feasibility Update.
During Harmony due diligence prior to acquiring the Project, a number of risks and opportunities were identified. Accordingly, upon purchase, Harmony planned and commenced a drilling program to expand and refine the Resource and commenced studies to test processing, infrastructure, water and power assumptions. Due to the significant potential change these studies may imply, it is deemed premature to release the Reserves. It is anticipated that these studies will be completed early 2024, upon which a Reserve may be declared.

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
In line with Harmony’s policy that each material operation will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2023: Tshepong North, Tshepong South and Mine Waste Solutions. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these operations. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with SAMREC, 2016. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Resources and Reserves estimation and reporting.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A discussion of the changes in our financial condition and results of operations between the fiscal years ended June 30, 2021 and 2022, has been omitted from this Harmony 2023 Form 20-F, but may be found in Item 5: "Operating and Financial Review and Prospects", of the Harmony 2022 Form 20-F for the year ended June 30, 2022, filed with the SEC on October 31, 2022, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2023 were 45,690 kilograms of gold (1.47 million ounces of gold) and in fiscal 2023 we processed approximately 52.1 million tonnes of ore. As at June 30, 2023, our mining operations and projects reported total proved and probable Mineral Reserves of approximately 39.3 million gold and gold equivalent ounces, measured and indicated Mineral Resources (exclusive of Mineral Reserves) of approximately 99.4 million gold and gold equivalent ounces and inferred Mineral Resources (exclusive of Mineral Reserves) of approximately 38.4 million gold and gold equivalent ounces. For further information on the company’s Mineral Resources and Mineral Reserves, see Item 4: "Information on the Company - Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. See note 41 "Segment report" of our consolidated financial statements set forth beginning on page F-1 for further details.
For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by an operational team.
Our reportable segments are as follows:
•Doornkop, Joel, Kusasalethu, Masimong, Moab Khotsong, Target 1, Tshepong North and Tshepong South (from July 1, 2022), Mponeng, MWS, Bambanani (closed June 2022) and Hidden Valley; and
•all other surface operations, including those that treat historic sand dumps, WRDs and tailings dams, are grouped together under “All other surface operations”.
A. OPERATING RESULTS
Key factors affecting our results
Gold Prices
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control, including for instance, Russia's invasion of Ukraine. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations”. As a general rule, we sell the majority of our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.
Since fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. As at June 30, 2023 the limit set by the Board was for 20% of the production from gold over a 24-month period. As at June 30, 2023 the limit set by the Board for silver is 50% of the exposure over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
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
Harmony's indirect subsidiary, MWS, has a contract with Franco-Nevada Barbados ("Franco-Nevada"). The Franco-Nevada contract is a streaming agreement to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the contract. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, subject to an annual escalation adjustment. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realized Gold Price
In fiscal 2023, the average gold price received by us was R1,032,646 per kilogram or $1,808/oz. This average gold price includes the net realized losses on the hedging instruments, where hedge accounting was applied.
The price of gold in US$ terms closed at US$1,920/oz on June 30, 2023, up from the closing price of US$1,807/oz on June 30, 2022. The range traded during the year reaffirms gold's safe haven status with investors during times of global uncertainty and market volatility. Despite the higher closing price, the average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2023 year was US$1,816/oz, which was unchanged from that of 2022 at US$1,815/oz.
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
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Strategic and Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”. During fiscal 2023, the exchange rate depreciated from R15.21/US$1 in fiscal 2022, to R17.76/US$1 in fiscal 2023. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended June 30,
	2023	2022

Average (US$/oz)	1,831	1,834
High (US$/oz)	2,051	2,052
Low (US$/oz)	1,622	1,726
Harmony’s average sales price[1] (US$/oz))	1,808	1,829
Average exchange rate (R/US$)	17.76	15.21
Harmony’s average sales price[1] (Rand/kilogram)	1,032,646	894,218
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

All-in sustaining costs for the Group increased by 6.4% to R889,766 per kilogram in fiscal 2023 mainly due to inflationary increases in wages and salaries, increases in consumables as well as electricity tariff increases. Royalties increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied.
Our cash costs have increased from R701,024 per kilogram in fiscal 2022 to R735,634 per kilogram in fiscal 2023, mainly due to increased reagent prices, electricity costs, labor increases as well as additional diesel usage at Hidden Valley.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Risks Related to ESG - Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- Risks Related to Our Industry - The nature of our mining operations presents safety risks”. We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition" and "- Risks Related to ESG - Compliance with emerging climate change regulations and other sustainability measures could result in significant costs for us".
We remain subject to risks related to the volatility of commodity prices, as well as potential shortage of supply and disruptions of supply chain due to geopolitical instability, including impacts of the conflict in Ukraine. See Item 3: "Key Information - Risk Factors - Risks Related to Our Industry - The impact from, and measures taken to address the Covid-19 pandemic, as well as other infectious diseases, such as HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition"- Strategic and Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition" and "- Risks Related to Our Operations and Business - Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results".
Production levels
In addition to gold prices, Harmony’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant, and metallurgical recoveries. Gold production decreased slightly between 2022 and 2023, from 1,486,517 ounces in 2022 to 1,467,715 ounces in 2023. For more information on our business and operations, see Item 4: “Information on the Company -– Business Overview” and “- Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
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
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2023 was R18.83 per US$1.00, compared with R16.27 per US$1.00 as at June 30, 2022, reflecting a depreciation of 16% of the Rand against the US dollar. The average exchange rate for fiscal 2023 was R17.76 per US$1.00, reflecting a depreciation of 17% of the Rand against the US dollar when compared with fiscal 2022. The average gold price received by us during fiscal 2023, before including the effect of the cash flow hedges, increased by R153,229 per kilogram to R1,036,682 per kilogram from R883,453 per kilogram during fiscal 2022.
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
We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand against the US dollar, which would affect the borrowing amount as well as the interest recognized. This will also affect the cash flows when the borrowings are raised and repaid as well as at the time of the payments of the interest.
In fiscal 2023, the Rand weakened against the US and Australian dollar and closed at R18.83/US$1 (2022: R16.27/US$1) and R12.56/A$1 (2022: R11.25/A$1) respectively. Management believes this volatility could be a reflection of growing concern in market sentiment fears surrounding recessions in key economies and current and/or further geopolitical tensions. These movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives. They also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation gain of R1,123 million for fiscal 2023 (2022: R742 million).
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2023, the nominal amount of the derivative contracts was US$562 million and is over a two-year period with a weighted average cap price of US$1=R20.23 and weighted average floor price of

US$1=R18.25. Additionally, at June 30, 2023 Harmony had open forward exchange forward contracts which had a nominal amount of US$250 million spread over a two-year period at an average exchange rate of US$1 = R18.96.
The Bank of Papua New Guinea has been systematically allowed the Kina to weaken against the US dollar over several years. The Kina weakened by 0.4% and 1.4% in fiscal 2022 and fiscal 2023 respectively. Since the introduction of a 150 basis point trading band in June 2014, the Kina weakened by 47.5% against the US dollar as at June 30, 2023. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.
Geopolitical tensions
Our revenue may be affected by geopolitical factors. As a result of the geopolitical tensions and armed conflict between Russia and Ukraine due to Russia’s military invasion of Ukraine, the governments of the United States, the European Union (“EU”), the United Kingdom and other jurisdictions announced the imposition of various sanctions against Russia. Despite the fact that Harmony has limited commercial interests in Russia, Ukraine and the current areas of conflict, these and any additional sanctions or export controls, as well as any counter responses by Russia or other jurisdictions, have led to a sharp increase in oil and energy prices, which are important input costs for the Group’s business. Furthermore, the invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, the EU, the United Kingdom, NATO and other jurisdictions have created global security concerns that could result in a regional or global conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business. We are monitoring the developments in the armed conflict between Russia and Ukraine and their impact on various metrics such as gold price, cost of sales and capital equipment. See Item 3: "Key Information - Risk Factors - Strategic and Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition” and “- Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on our business, operating results and financial condition”.
Inflation
Although inflation in South Africa was 5.4% at the end of fiscal 2023, down from 7.4% at the end of fiscal 2022, our operations continued to experience the impact thereof on input costs. The announcement by the energy regulator in South Africa, NERSA, of a 18.7% tariff hike in electricity is incorporated into the fiscal 2023/2024 budgeting and forecasting process. Working costs have increased considerably over the past several years resulting in significant cost pressures for the mining industry.
We have seen increases in consumable costs for our mining operations as a result of the global inflationary pressure experienced during fiscal 2023. This increase, combined with geopolitical risks and conflicts disrupting supply chains and further compounding inflationary pressure, will see continued increases through 2024. The impact of the reserve banks increasing interest rates during fiscal 2023 as a way of managing inflation is being felt, albeit slowly. The most significant increases in consumable costs have been seen on steel and general materials, chemicals and reagents, diesel and blasting and explosives costs.
On September 16, 2021, Harmony announced the acceptance of a three-year wage agreement by the unions, effective from July 2, 2021 to June 30, 2024. The agreement is applicable to 98% of Harmony employees. The total average wage increase negotiated is 7.8% in year one, 7.4% in year two and 7.0% in year three. There is still one year remaining on this wage agreement at the end of fiscal 2023.
The inflation rate in PNG at the end of fiscal 2022 was 5.5%, while inflation closed at 1.7% at the end of fiscal 2023.
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
Covid-19
Although the disruption caused by Covid-19 has diminished significantly worldwide, we still maintain a precautionary approach to infectious disease control. We are actively monitoring and managing the supply of critical items to ensure that production is not affected, thereby ensuring we remain in a position to manage Covid-19 as part of normal day-to-day activities.
See Item 3: "Key Information - Risk Factors - Risk Related to Our Industry - The impact from, and measures taken to address the Covid-19 pandemic, as well as other infectious diseases, such as HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition", and note 4 "Impact of changes in global operating and economic environment" of our consolidated financial statements set forth beginning on page F-1 for further details.
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
Electricity in South Africa
The South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. During fiscal 2023, the electricity supply in South Africa remained constrained, with continued power interruptions (also referred to as load shedding). The power interruptions did not have a material impact on production at the underground operations during the current fiscal year but did have a negative impact on the surface waste rock dump volumes. Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are also impacting the price and supply of energy. Actual and proposed pricing, uncertainty around the implementation of carbon taxes as well as the potential through-flow of costs to the consumer from Eskom, unrest and potential conflict in the Middle East as well as the armed conflict between Russia and Ukraine, among other factors, has resulted in increased demand or constrained supply and escalating oil and energy prices.
The supply and demand for electricity is still very tight especially during the evening peak periods between 5:00 p.m. and 8:00 p.m. Harmony has signed up four sites in fiscal 2022, which provide pumping and/or ventilation services, to participate in a pilot from Eskom called Critical Peak Pricing. For a limited number of hours, when the electrical network is under pressure, Eskom notifies the operation that tariffs will be increased significantly. For the rest of the time there is a saving on energy tariffs compared to non-participating shafts. Harmony did not sign up for Critical Peak Pricing in fiscal 2023 due to limited benefits and operational changes that took place at the end of fiscal 2023. In addition to this, Harmony has renewed its contract agreement with an Energy Service Company (“ESCO”) to ensure that various energy saving projects are implemented and sustained.
The South African government remains committed to ensuring energy security for the country, through the roll-out of the independent power producer program as an integral part of the energy mix. It remains committed to ensuring the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions. In 2019 the South African President announced that Eskom would be unbundled into three wholly owned subsidiaries, being Generation, Transmission and Distribution to better manage the operations. The initial plan was for Transmission to be unbundled by December 31, 2021, with Generation and Distribution to follow in December 2022. Based on the latest information available from Eskom, the legally binding merger agreement to transfer its Transmissions division to its wholly-owned subsidiary was executed but is subject to the satisfaction of certain suspensive conditions. In July 2023, NERSA approved the license to operate the transmission system within the boundaries of South Africa. More recently, work to unbundle the company has hit several key milestones, with the Department of Public Enterprises ("DPE") hoping to have the process materially completed by March 2024. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
Renewable energy
Energy is the critical component of the country’s future policy mix. Future supply of electricity will be influenced by the extent to which renewables, primarily wind, are efficient, sustainable and ensure security of electricity supply at competitive economic prices.
Forecasts predict that renewable energy technologies, predominantly solar- and wind-based systems, will grow further in the coming decades, overcoming coal-based electricity around 2030 (International Energy Agency, 2015). South Africa is no exception and renewable energy has entered the country’s electricity landscape as a significant trend.
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
Harmony is also looking at its own energy security and decarbonization, as well as ways to managing the rising cost of energy supply. To this end, we have devised our phased decarbonization strategy which includes:
•Phase 1 - 30MW solar power, which is complete and has been commissioned in May 2023. It is expected to generate 70 gigawatt hours (Gwh) per annum;
•Phase 2 - 137MW solar energy, which will be installed at our longer-life mines. The procurement process for this is in process. It is expected to generate 316Gwh per annum and is expected to be completed in fiscal 2025;
•Phase 3 - 56MW of additional solar power;
•Phase 4 - 140MW of wheeling wind energy.
This will be facilitated through funding obtained including:

•Phase 1 was constructed by our independent power producer partners and consists of three 10MW solar plants in the Free State; we have a 15-year power purchase agreement in place for this project;
•R1.5 Billion Green Term Loan for phase 2 which closely matches the solar photovoltaic ("PV") projects expected cash flow and the expected energy cost savings.
All additional funding required will be drawn from our general facilities including:
•R2.5 Billion Syndicated Revolving Credit Facility; and
•US$400 million Syndicated Facility.
See Item 10: “Material Contracts - R1.5 Billion Green Term Loan” “– R2.5 Billion Syndicated Revolving Credit Facility”, and “- US$400 Syndicated Million Facility”. See also “– Governance – Social and ethics committee: Chairperson's report” on pages 249 to 250, “– Environment – Environmental management and stewardship” on pages 113 to 119 and Climate change, energy and emissions management" on page125 to 131 the Integrated Annual Report for the 20-F 2023.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant additional costs as a result of rising electricity tariffs. In March 2023, Eskom was granted a 18.7% tariff increase, which is effective from April 1, 2023. Eskom's unsustainable high debt and falling sales are likely to continue to contribute to further above-inflation tariff increases. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. Although a new MYPD should provide price stability, challenges remain. See Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to the supply of electricity and increases in the cost of power may adversely affect our results of operations and financial condition".
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
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Energy management has led to R1.7 billion (US$114 million) of saving on electricity over the contract period. For the 2023 fiscal year Harmony implemented 41 energy optimization projects resulting in an estimated energy saving of 295Gwh and a cost saving of R394 million (US$22 million).
We have implemented various energy efficiency projects in recent years. See "– Environment – Environmental management and stewardship” on pages 113 to 119 and "– Climate change, energy and emissions management" on pages 125 to 131 of the Integrated Annual Report for the 20-F 2023.
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
Based on published legislation, commentary and governmental information, management believes that the carbon tax poses a low cost to Harmony until December 31, 2025. Gas emissions reported to the DFFE for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value of increasing from R320 to R552 per tonne of carbon dioxide equivalent (before allowances) making effective tax rate increase from R41 to R82 per tonne of carbon dioxide equivalent for years 2023 to 2025. From the second phase onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2025 has been modeled to grow over time as allowances are anticipated to fall away therefore progressively increasing from approximately R500m to R800m by the end of fiscal 2030.

Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is also at risk due to potential pass-through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.10/liter. This is expected to have an impact on the Company’s operational expenses.
Estimates are included in the life-of-mine plans and resource base models used for impairments and has affected the forecast profitability of all operations, and in some cases, the impact is significant.
Various regulators have released guidance or proposed regulations for required disclosures during the year. In June 2023, the International Sustainability Standards Board ("ISSB") issued its first two IFRS Sustainability Disclosure Standards, IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS 2 Climate-related Disclosures. IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024. In March 2022, the SEC issued proposed rules that are intended to provide more consistent, comparable and reliable information so that investors can better evaluate the impact of climate-related matters on entities. The comment period on the proposed rules have closed and the SEC is evaluating comment letters received. The SEC’s proposed rules are expected to affect the information reported as “other information” by entities and may include specific requirements on assurance of certain ESG key performance indicators. However, the SEC’s proposal included certain disclosures in the financial statements. It is unknown at this stage if these will be retained in the final regulation.
See Item 3: "Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us" for further discussion on the potential impact.
Production
The information set forth under the headings, “– Delivering profitable ounces – Operational performance” on pages 67 to 108 of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
Results of Operations
Years Ended June 30, 2023 and 2022
Revenue
Revenue increased by R6,630 million to R49,275 million in fiscal 2023, compared to R42,645 million in fiscal 2022, mainly due to the increase in the average gold price received.
The average gold price received (including hedging) increased by 15.5% from R894,218 per kilogram in fiscal 2022 to R1,032,646 per kilogram. However, overall gold sales decreased by 1% from 46,153kg in fiscal 2022 to 45,690kg. The details of these changes are discussed below:
At Moab Khotsong, gold sold increased by 5.0% from 6,393 kilograms in fiscal 2022 to 6,715 kilograms in fiscal 2023, mainly due to the recovery grade increasing by 6.8% from 6.79g/t to 7.25g/t in fiscal 2023.
The Mponeng mine sold 7,480 kilograms, a 23.8% increase from the 6,041 kilograms sold in fiscal 2022, mainly as a result of a significant increase in the recovered grade (16.3%) from 7.25g/t to 8.43g/t in fiscal 2023. Ore milled increased by 5.2% in fiscal 2023.
At the end of fiscal 2022, a decision was taken to unbundle Tshepong Operations into Tshepong North and Tshepong South. The operations were right-sized to ensure smaller albeit more profitable mines.
•Tshepong North gold sold decreased by 10.7% from 3,799 kilograms in fiscal 2022 to 3,391 kilograms in fiscal 2023. This was driven by decreased tonnes milled of 19.5% mainly due to the planned restructuring that occurred which resulted in a reduction of production crews. This was partially offset by a 9.9% increase in recovered grade from 3.84g/t to 4.22g/t due to the planned focus on higher-grade panels.
•Tshepong South sold 7% more gold in fiscal 2023 (3,458 kilograms) compared to fiscal 2022 (3,231 kilograms). This was mainly due to a 20.2% increase in the recovery grade from 5.64g/t to 6.78g/t in fiscal 2023, offset by the 11.7% decrease in tonnes milled in fiscal 2023 to 506,000 tonnes (2022: 573,000 tonnes).
At Doornkop the gold sold increased by 22.2% from 3,464 kilograms in fiscal 2022 to 4,233 kilograms in fiscal 2023. Grade improved 19.0% to 4.69g/t in fiscal 2023 as compared to 3.94g/t in fiscal 2022 due to improved mining grades in the latter part of the year as well as mill clean-up operations during the first half of the year yielding better than expected plant recovery rates.
Joel had a 26.3% increase in gold sold from 1,555 kilograms in fiscal 2022 to 1,964 kilograms. This was due to a recovery grade of 4.48g/t in fiscal 2023, a 24.8% increase from 3.59g/t in fiscal 2022 mainly as a result of higher mining grades achieved during the year.
At Target 1, gold sold decreased by 31% from 1,821 kilograms in fiscal 2022 to 1,256 kilograms as a result of challenging mining conditions including pillar failure restricting access to high-grade ore, several power failures ultimately resulting in the flooding of certain areas and ventilation constraints. Ore milled was 365,000 tonnes in fiscal 2023, a decrease of 19.8% compared to fiscal 2022 with a lower recovered grade of 3.49g/t (2022: 3.96g/t).
At Kusasalethu, gold sold decreased by 24.1% to 3,481 kilograms from 4,586 kilograms in fiscal 2022 as a result of a 6.6% decrease in tonnes milled and the recovered grade decreasing by 18.9% from 7.52g/t in fiscal 2022 to 6.10g/t in fiscal 2023. This was caused mainly by delays in accessing some of the higher grade areas.
Gold sold at Masimong increased 3.6% from 1,911 kilograms in fiscal 2022 to 1,980 kilograms in fiscal 2023. This was mainly as a result of increased grade to 4.17g/t in fiscal 2023 from 3.93g/t. However tonnes milled decreased 3.3% from 486,000 tonnes to 470,000 tonnes in fiscal 2023.

The Bambanani mine was closed at June 30, 2022 and consequently did not contribute towards production of kilograms in fiscal 2023. Gold sold of 19 kilograms in fiscal 2023 related to inventory at the end of fiscal 2022 while gold sold in fiscal 2022 was 1,437 kilograms.
At Mine Waste Solutions gold sold decreased by 3.4% from 2,879 kilograms to 2,781 kilograms in fiscal 2023. This was as a result of a 1.6% decrease in the recovered grade, from 0.124g/t in fiscal 2022 to 0.122g/t. In addition, a 1.6% decrease in treated tonnes to 23,067,000 tonnes from 23,443,000 tonnes in fiscal 2022.
Phoenix operation saw a 10.1% increase in gold sold from 766 kilograms in fiscal 2022 to 843 kilograms in fiscal 2023. This was mainly as a result of an increase in grade of 8.9% from 0.123g/t in fiscal 2022 to 0.134g/t.
At Central Plant Reclamation, gold sold decreased 3.2% in fiscal 2023, from 591 kilograms to 572 kilograms due to marginal decrease in ore milled from 4,033 tonnes to 3,972 tonnes in fiscal 2023. The grade remained unchanged at 0.145g/t from fiscal 2022.
Gold sold at Savuka Tailings increased 16.1% from 509 kilograms in fiscal 2022 to 591 kilograms in fiscal 2023. This was mainly as a result of increased tonnes milled of 20.1% from 3,230 tonnes in fiscal 2022 to 3,880 tonnes. Recovered grade remained flat at 0.153g/t.
The gold sold from treating waste rock dumps decreased by 34.5% to 1,549 kilograms from 2,366 kilograms in fiscal 2022. This was mainly due to diminishing levels of waste rock available to be treated in certain areas resulting in lower tonnes milled in fiscal 2023 of 3,935 tonnes compared to 5,813 tonnes.
Kalgold's gold sold increased 1.8% from 1,142 kilograms to 1,163 kilograms in fiscal 2023. This was as a result of the 7.6% increase in grade achieved at the operation, increasing from 0.79g/t to 0.85g/t in fiscal 2023. This increase was offset by tonnes milled decreasing 3.8% from 1,432 tonnes in fiscal 2022 to 1,377 tonnes in fiscal 2023.
At Hidden Valley, gold sold increased 15.1% from 3,662 kilograms to 4,214 kilograms mainly as a result of an increase in tonnes milled to 3,846 tonnes in fiscal 2023, an increase of 19.1%.
Export Sales
All of our gold produced in South Africa during fiscal 2021 to 2023 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.4% interest at June 30, 2023. All of our gold and silver produced in PNG during fiscal 2021 to 2023 have been sold to the Australian Bullion Corporation.
Cost of sales
Cost of sales includes production costs, amortization and depreciation and other items, including employment termination and restructuring costs.

Production costs (cash costs/all-in sustaining costs)
The following table sets out, for our reportable segments, total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2022 and fiscal 2023:

	Year ended June 30, 2023				Year ended June 30, 2022				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Moab Khotsong	6,668	683,995	6,715	782,441	6,508	635,146	6,393	739,870	(8)	(6)
Mponeng	7,449	671,474	7,480	784,093	6,086	739,026	6,041	865,976	9	9
Tshepong North	3,354	797,069	3,391	975,498	3,793	763,163	3,799	994,235	(4)	2
Tshepong South	3,431	691,925	3,458	841,983	3,229	679,169	3,231	843,688	(2)	—
Doornkop	4,213	708,908	4,233	831,553	3,444	729,965	3,464	823,966	3	(1)
Joel	1,947	823,291	1,964	950,713	1,556	845,931	1,555	983,593	3	3
Target 1	1,275	1,594,661	1,256	1,903,111	1,800	996,938	1,821	1,210,404	(60)	(57)
Kusasalethu	3,460	956,938	3,481	1,068,851	4,567	678,403	4,586	739,681	(41)	(45)
Masimong	1,961	871,508	1,980	925,703	1,910	789,912	1,911	845,299	(10)	(10)
Bambanani(1)	—	—	19	827,789	1,433	807,652	1,437	851,977	100	3
MWS	2,804	649,264	2,781	721,034	2,899	549,621	2,879	608,952	(18)	(18)
All other surface operations	4,719	716,657	4,718	719,354	5,304	663,317	5,374	647,640	(8)	(11)
International
Hidden Valley	4,370	486,754	4,214	1,014,228	3,707	591,551	3,662	1,007,986	18	(1)
Total kg	45,651		45,690		46,236		46,153
Weighted average(2)		735,634		889,766		701,024		835,891	(5)	(6)
1 The Bambanani operation closed in June 2022.
2    The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of Non-GAAP measures, see “Reconciliation of Non-GAAP Measures” below.
Our average cash costs increased by 4.9%, or R34,610 per kilogram, from R701,024 per kilogram in fiscal 2022 to R735,634 per kilogram in fiscal 2023. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 5.3% from R33,099 million in fiscal 2022 to R34,866 million in fiscal 2023, mainly due to inflationary pressures on costs including labor, electricity and consumables costs. The continued conflict in Ukraine placed pressure on supply chains which were still recovering post Covid-19 and this created additional cost pressure. Further, increased electricity tariffs continue to inflate production costs year on year.
At Moab Khotsong, all-in sustaining cost increased by 5.8% from R739,870 per kilogram in fiscal 2022 to R782,441 per kilogram in fiscal 2023, mainly due to an increase in cash cost as a result of annual labor cost and electricity tariff increases as well as inflationary increases on consumables.
At Mponeng, all-in sustaining cost decreased by 9.5% from R865,976 per kilogram in fiscal 2022 to R784,093 per kilogram in fiscal 2023, mainly due to a significant improvement in gold production. Tonnes milled and recovery grade increased 5.2% and 16.3% respectively. This was mainly as a result of higher-than-anticipated average mining grades as well as good clean mining practices.
At Tshepong North, all-in sustaining cost decreased marginally by 1.9% from R994,235 per kilogram in fiscal 2022 to R975,498 per kilogram in fiscal 2023, mainly due to the planned decrease in capital expenditure as well as cash operating cost.

At Tshepong South, all-in sustaining cost remained relatively flat at R841,983 per kilogram in fiscal 2023, compared with R843,688 per kilogram in fiscal 2022, mainly due to an increase in production offsetting the increase in the base costs.
At Doornkop, all-in sustaining cost increased by 0.9% from R823,966 per kilogram in fiscal 2022 to R831,553 per kilogram in fiscal 2023. This was mainly due to annual wage increases and higher cost of consumables. Additional cost were incurred for compressed air generation and higher diesel expenditure. The increase in cash operating cost was however partially offset by an increase in gold production.
At Joel, all-in sustaining cost decreased by 3.3% from R983,593 per kilogram in fiscal 2022 to R950,713 per kilogram in fiscal 2023, mainly as a result of a 25.1% increase in gold production to 1,947 kilograms driven by a 24.8% increase in recovery grade. This is a result of higher mining grades achieved during fiscal 2023.
At Target 1, all-in sustaining costs increased significantly year on year by 57.2% from R1,210,404 per kilogram in fiscal 2022 to R1,903,111 per kilogram in fiscal 2023. This was as a result of lower gold production due to a number of issues at the operation during the year, including pillar failures in the high grade massive stopes, trackless vehicle availability as well as several power failures ultimately resulting in the flooding of certain areas of the operation. Ventilation constraints further compounded the challenges for the operation.
At Kusasalethu, all-in sustaining costs increased year on year by 44.5% from R739,681 per kilogram in fiscal 2022 to R1,068,851 per kilogram in fiscal 2023, mainly as a result of the 18.9% and 6.6% decrease in grade and tonnes milled respectively. This was caused by lower-than-anticipated grades in some of its very high-grade mining areas as well as numerous mining-related challenges that reflected in the recovered grade during fiscal 2023.
At Masimong, all-in sustaining cost increased by 9.5% from R845,299 per kilogram in fiscal 2022 to R925,703 per kilogram in fiscal 2023, mainly due to annual wage increases, electricity tariff increases as well as significant increases in consumables.
Bambanani mine was closed at the end of fiscal 2022 instead of the end of fiscal 2024 as higher seismicity compromised the mine's safe operation. No operational activities took place during fiscal 2023.
At MWS, all-in sustaining costs increased year on year by 18.4% from R608,952 per kilogram in fiscal 2022 to R721,034 per kilogram in fiscal 2023. This was mainly as a result of the increased chemicals costs, mainly cyanide, experienced during the year.
At Phoenix, all-in sustaining costs increased by 6.8% from R611,580 per kilogram in fiscal 2022 to R653,241 per kilogram in fiscal 2023. This was mainly as a result of the increased costs experienced during the year due to a significant increase in the cost of chemicals as well as annual labor and electricity increases. The increase in cash cost was however partially offset by higher gold production.
At Central Plant Reclamation, all-in sustaining cost increased by 19.5% from R529,591 per kilogram in fiscal 2022 to R633,098 per kilogram in fiscal 2023. This was mainly driven by the higher cost of chemicals as well as annual wage and electricity tariff increases.
At Savuka Tailings, all-in sustaining costs decreased year on year by 8.2% from R615,137 per kilogram in fiscal 2022 to R564,738 per kilogram in fiscal 2023. This was mainly due to a 16.1% increase in gold sold from 509 kilograms in fiscal 2022 to 591 kilograms in fiscal 2023.This also offset the higher cash operating cost, mainly as a result of higher cost of chemicals as well as annual labor and electricity increases.
At the waste rock dumps, all-in sustaining costs increased year on year by 21.9% from R705,642 per kilogram in fiscal 2022 to R859,974 per kilogram in fiscal 2023. The dumps realized a 33.5% decrease in production, from 2,319 kilograms in fiscal 2022 to 1,541 kilograms in fiscal 2023. This is a result of the diminishing levels of waste rock available to be treated in certain areas, resulting in lower tonnes milled for these operations in fiscal 2023, decreasing 32.3% to 3.9 million tonnes.
At Kalgold all-in sustaining cost increased slightly by 2.3% from R964,678 per kilogram in fiscal 2022 to R986,677 per kilogram in fiscal 2023, mainly as a result of a 5.6% increase in cash operating costs. This was as a result of higher cost of consumables, specifically diesel and chemicals compounded by the annual wage and electricity tariff increases.
At Hidden Valley, all-in sustaining cost was largely flat with an increase of 0.6% from R1,007,986 per kilogram in fiscal 2022 to R1,014,228 per kilogram in fiscal 2023.
Amortization and depreciation
Amortization and depreciation decreased from R3,683 million in fiscal 2022 to R3,454 million in fiscal 2023, primarily due to reduced carrying values of mining assets as a result of the impairment recognized in fiscal 2022. Additionally, the closure of Bambanani in June 2022 resulted in no depreciation in fiscal 2023 compared to R84 million in fiscal 2022.
Impairment of assets
No impairment charge was recorded in fiscal 2023 as compared to the impairment of R4,433 million in fiscal 2022. The results of the fiscal 2023 calculation, based on trigger assessment, resulted in headroom for the assets identified for testing, being Target 1, Kusasalethu and Kalgold. There were no reversal of impairments previously recognized during fiscal 2023 or 2022.
The Tshepong Operations were disaggregated into two separate cash generating units ("CGUs"), being the Tshepong North CGU and the Tshepong South (also known as the Phakisa section) CGU, for impairment testing at June 30, 2022. This is due to the decision taken during the fiscal 2023 budget process in June 2022 to reinvest in the two individual operations to maximize individual profitability following the change to Tshepong North's life-of-mine with the sub-75 decline project being halted. Based on the forward-looking nature of the impairment assessment, a separate impairment calculation was prepared for each of the CGUs. A total impairment of R3,622 million was recognized on these CGUs in fiscal 2022, which is made up of the following:
•An impairment of R2,296 million on property, plant and equipment of Tshepong North was recognized at June 30, 2022. This was mainly as a result of increased cost for both production and capital expenditure and the increased post-tax discount rate of 11.7% (2021: 10.1% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.7% (2021: 12.0%). The post-tax recoverable amount was determined to be R1 938 million.
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
An impairment of R522 million on property, plant and equipment and goodwill of Moab Khotsong was recognized at June 30, 2022, of which R302 million related to goodwill. The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalization of its detailed design plan during fiscal 2022. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.4% (2021: 9.4%) which resulted in the post-tax recoverable amount decreasing to R3,748 million.
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
During the December 2021 period, impairments of R144 million were recognized for property, plant and equipment and goodwill of Bambanani, of which R31 million related to goodwill. The impairment of goodwill and assets on Bambanani was as a result of a change in the life-of-mine plan, moving the closure of the mine forward from June, 2024 to June, 2022. This was as a result of increased seismicity at the operation and the related risk increasing as pillars were mined out. The post-tax recoverable amount of R36 million, at December 2021, was derived from the expected cash flows as per the life-of-mine plans. The recoverable amount of the operation was Rnil, as the operation was closed during June 2022.
Exploration expenditure
Exploration expenditure increased from R214 million in 2022 fiscal year to R506 million in 2023 fiscal year predominantly due to the feasibility study for the Eva Copper Project.
Gains/losses on derivatives
Losses on derivatives amounted to R194 million in fiscal 2023, compared to a gain of R53 million in fiscal 2022. Gains/losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortization of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction. Factors affecting gains/losses on derivatives are discussed below.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2023, a loss amounting to R145 million was recorded compared to a loss of R16 million in fiscal 2022.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts and these are shown separately from the silver zero cost collars that are not hedge accounted. A gain of R25 million was recognized in revenue for fiscal 2023 compared to a loss of R105 million in fiscal 2022. The unamortized portion of day-one loss was R8 million in fiscal 2023, compared with R3 million in fiscal 2022. The gains and losses for the silver zero cost collars are recorded in gains/(losses) on derivatives in the income statement. In fiscal 2023, a gain on derivative of R21 million was recorded in the income statement compared to a gain of R114 million in fiscal 2022.
(c) Rand gold contracts
Harmony utilizes Rand gold forward sale derivative contracts to hedge the risk of lower Rand gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). The contracts that matured realized a gain of R602 million in fiscal 2022 compared to a loss of R209 million in fiscal 2023, which has been included in revenue.
During fiscal 2023 and 2022 a negligible amount of hedge ineffectiveness was experienced. The unamortized portion of the day-one loss increased from R28 million in fiscal 2022 to R110 million in fiscal 2023.

Foreign exchange translation gain/loss
A foreign exchange translation loss of R327 million was recorded during fiscal 2022 compared to a loss of R634 million in fiscal 2023. The loss in 2023 was predominantly caused by unfavorable translations on US dollar loan balances. The unfavorable translations on US dollar loans are attributable to the Rand weakening against the US dollar evidenced by a closing exchange rate of R18.83/US$1 (2022: R16.27/US$1). Also contributing to the loss for 2023 was the draw down of US$170 million (R2 919 million) during the year for the acquisition of the Eva Copper Project and other assets.
Other operating expenses
Other operating expenses increased to R268 million in fiscal 2023 from R1 million in fiscal 2022 principally as a result of the factors discussed below.
(a) Loss on scrapping of property, plant and equipment
A loss on scrapping of R182 million (2022: R7 million) was recorded in fiscal 2023. This related to the derecognition of property, plant and equipment that is no longer in use and no future economic benefits are expected from their use or disposal.
(b) Remeasurement of contingent consideration
A remeasurement of the contingent consideration liability of R64 million expense (2022: R61 million credit) relating to the change in the Mponeng operation’s production profile, which is based on its life-of-mine plan and the unwinding of the Eva Copper contingent consideration, which was recognized in December 2022.
(c) Silicosis settlement provision
During fiscal 2023, a credit of R183 million was recorded for the decrease in the liability for Harmony’s potential cost to settle the silicosis and TB class actions, compared to a R23 million expense in fiscal 2022, as a result of a change in the actuary model used as well as an increase in the discount rates.
(d) Insurance proceeds
During fiscal 2023, no insurance claim proceeds were received while in fiscal 2022 R83 million was received.
Acquisition-related costs
The cost of R214 million relates to acquisition of the Eva Copper assets in fiscal 2023. No such transactions were entered into during fiscal 2022.
Investment income
During fiscal 2023 investment income amounted to R663 million compared to R352 million in fiscal 2022. This was mainly due to higher interest rates experienced during fiscal 2023.
Finance costs
During fiscal 2023 finance costs amounted to R994 million compared to R718 million in fiscal 2022. The increase was mainly due to the higher US$ loan balance compared to fiscal 2022, as well as higher interest rates.
Income and mining taxes
In fiscal 2022, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies. In fiscal 2023 the tax rates for companies was changed by the South African government to 33% for mining income and 27% for non-mining income. The income tax rate remained 30% for Australian companies and PNG mining companies.
Harmony’s effective income and mining tax rates for fiscal 2022 and 2023 are presented in the table below:

	Fiscal year ended June 30,
Income and mining tax	2023	2022
Effective income and mining tax rate	26%	4%
The effective tax rate for fiscal 2023 was marginally lower than the mining statutory tax rate of 33% for Harmony and our subsidiaries as a whole, mainly due to the increases in current taxation resulting from increased revenue following from the higher gold prices experienced during fiscal 2023. Refer to note 12 "Taxation" of our consolidated financial statements beginning on page F-1 for the assumptions used. These changes, together with changes in the temporary differences, had the following impacts:
•The change in rates, with the majority increasing year on year at the individual company level (other than hedge accounted derivatives), resulted in a increase in the deferred tax expense and liability to the amount of R588 million (2022: R386 million decrease);
•Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R377 million in the deferred tax expense (2022: R101 million decrease); and
•Unwinding of temporary differences related to unredeemed capital expenditure balances resulted in an increase of R169 million in the deferred tax expense (2022: R86 million)
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long-term view of the

US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Harmony (includes Masimong), Freegold (includes Joel, Tshepong North and Tshepong South), Randfontein Estates (includes Doornkop and Kusasalethu), Moab Khotsong, Mponeng and Kalahari Goldridge Mining Company Limited ("Kalgold"). The deferred tax rates of the following companies increased in fiscal 2023: Harmony, from 25.1% to 26.4%; Freegold, from 7.0% to 11.4%; Randfontein Estates, from 8.7% to 10.5%; Moab Khotsong,from 14.7% to 16.7%; Mponeng, from 12.8% to 17.7%. Kalgold decreased from 18.7% to 17.1% in fiscal 2023.
South Africa. Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 27% (2022: 28%) on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditure from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that are determined in respect of each entity. Hence, South Africa does not make use of any Group basis of taxation.
Previously, Harmony was able to carry forward assessed losses indefinitely and offset the total accumulated balance against taxable income in the relevant year of assessment.
However, this has been amended from fiscal year 2023. Assessed losses utilized are limited to the higher of R1 million or 80% of taxable income, and the balance remaining will be carried forward to the following year of assessment. This essentially results in a minimum taxable income of 20%. The restriction on utilizing losses has be made on the basis that the calculation of the assessed loss restriction must be determined before any capital expenditure is deducted.
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
HGA and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity, called a consolidated Group. Under the Australian Tax Consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, HGA. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the Group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by HGA.
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
Operating performance per Segment
For a further discussion on operating performance on a segment basis, refer to “– Delivering profitable ounces – Operational Performance – Performance by Operation” on pages 67 to 108 of the Integrated Annual Report for the 20-F 2023. Also refer to note 41 “Segment report” to our consolidated financial statements set forth beginning on page F-1.
Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published industry guidance in June 2013 (which was updated in November 2018) on the calculation of “all-in sustaining costs” and “all-in cost”, both of which are non-GAAP measures, and were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in fiscal 2014. The all-in sustaining cost measure is an extension of the existing cash cost measure (referenced below) and incorporates costs related to sustaining production.The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that cash costs and all-in sustaining costs are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2023	2022
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	39,535	41,927
Depreciation and amortization expense	(3,454)	(3,683)
Rehabilitation costs	(32)	(136)
Care and maintenance costs of restructured shafts	(227)	(273)
Employment termination and restructuring costs	(597)	(218)
Share-based payments	(51)	(143)
Impairment	—	(4,433)
Toll treatment costs	(323)	—
By-products credits	(1,325)	(903)
Other	364	280
Capitalized stripping	1,514	1,096
LED expenditure	189	138
Corporate, administration and other expenditure costs	1,044	1,041
Capital expenditure (OCD)	2,614	2,826
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	1,402	1,058

Total all-in sustaining costs	40,653	38,579
Per kilogram calculation:
Kilogram sold	45,690	46,153
Total all-in sustaining costs per kilogram	889,766	835,891

Total all-in sustaining costs (US$ million)	2,289	2,536
Per ounce calculation:
Ounces sold	1,468,966	1,483,853
Total all-in sustaining costs per ounce	1,558	1,709

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2023	2022
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	39,535	41,297
Depreciation and amortization expense	(3,454)	(3,683)
Rehabilitation costs	(32)	(136)
Care and maintenance costs of restructured shafts	(227)	(273)
Employment termination and restructuring costs	(597)	(218)
Share-based payments	(51)	(143)
Impairment	—	(4,433)
By-product revenue	(1,325)	(903)
Other	(1,161)	8
Gold and uranium inventory movement	894	267

Total cash costs	33,582	32,413

Per kilogram calculation:
Kilograms produced	45,651	46,236
Total cash costs per kilogram	735,634	701,024

Total cash costs (US$)	1,890	2,132

Per ounce calculation: Ounces produced	1,467,715	1,486,517
Total cash costs per ounce	1,288	1,434
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
Harmony intends to finance its capital expenditure, other purchase obligations and debt repayment requirements in 2023 from cash on hand, cash flow from operations, and existing credit facilities.

	Fiscal year ended June 30,
	2023	2022
	(R in millions)
Operating cash flows	9,948	6,924
Investing cash flows	(10,596)	(6,200)
Financing cash flows	1,194	(1,151)
Foreign exchange differences	(127)	56
Total cash flows	419	(371)
Cash flows from operating activities
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand/US$ exchange rate, cash costs per ounce and, in the case of the international operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash generated by operations increased from R6,924 million in fiscal 2022 to R9,948 million in fiscal 2023. This increase is mainly due to higher revenue generated through the year as a result of higher gold prices received.
Cash flows from investing activities
Net cash utilized by investing activities increased from R6,200 million in fiscal 2022 to R10,596 million in fiscal 2023. The increase principally relates to the Eva Copper acquisition (R2,996 million) that occurred during fiscal 2023 and an increase of R1,426 million in additions to property, plant and equipment.

Cash flows from financing activities
Financing activities generated R1,194 million in fiscal 2023, compared to cash utilized of R1,151 million in fiscal 2022. This was mainly due to borrowings raised and lower repayments in fiscal 2023. A total of R2,919 million was drawn down on the US$400 Million Syndicated Facility (defined below).
In fiscal 2023, borrowings repaid amounted to R2,071 million as compared to repayments of R3,601 million made during fiscal 2022. The draw down mentioned above was partially offset by the repayments made during the year, resulting in a net inflow on the borrowings of R1,548 million compared to the outflow of R544 million seen in fiscal 2022.
In fiscal 2023, a total dividend of R154 million (2022: R430 million) was recognized and relates primarily to the final dividend of 22 SA cents for the 2022 year, amounting to R136 million which was paid on October 17, 2022 (2021: 27 SA cents per share with payment of R167 million on October 18, 2021). The board did not declare an interim ordinary dividend for fiscal 2023 (2022: 40 SA cents per share totaling R247 million which was paid on April 11, 2022).
See note 32 “Borrowings", note 34 “Cash Generated by Operations” and note 40 "Subsequent events" to our consolidated financial statements set forth beginning on page F-1.
Outstanding Credit Facilities and Other Borrowings
On May 25, 2022 Harmony concluded a R1.5 billion six- and a- half-year term green loan facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the "R1.5 Billion Green Term Loan"). The terms of the R1.5 Billion Green Term Loan provide that amounts borrowed may be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R1.5 Billion Green Term Loan became available in four quarterly increments of R375 million starting in November 2022. During fiscal 2023, no draw down was made on the R1.5 Billion Green Term Loan.
The key terms of the R1.5 Billion Green Term Loan are:
Term facility:            R1.5 billion
Margin:                2.65% over 3-month Johannesburg Interbank Average Rate ("JIBAR")
Maturity:                Five and a half years
Security:                Unsecured
On May 25, 2022 Harmony concluded a R2.5 billion sustainability-linked revolving credit facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the “R2.5 Billion Syndicated Revolving Credit Facility”). Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility all amounts borrowed must be used (i) in repayment of the R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group. During April 2023 a 12-month extension was granted from May 2025.
At June 30, 2023, the full amount on the R2.5 Billion Syndicated Revolving Credit Facility facility was available.
The key terms of the R2.5 Billion Syndicated Revolving Credit Facility are:
Revolving facility:            R2.5 billion
Margin on revolving facility:    2.4% over 3-month JIBAR
Maturity:                Three years, plus one extension option for one year
Security:                Unsecured
On May 25, 2022 Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million sustainability-linked syndicated term loan facility (the “US$400 Million Syndicated Facility”) comprising a US$100 million term facility and a US$300 million revolving credit facility.
The US$400 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility. During fiscal 2023, a total of US$300 million (R5,648 million) was drawn down on both the term loan facility and the revolving credit facility, which was used for the acquisition of Eva Copper.
The R2.5 Billion Syndicated Revolving Credit Facility and the US$400 Million Syndicated Facility are both sustainability-linked facilities. These facilities are linked to certain key performance indicators ("ESG KPIs") which will be measured annually for the current financial year as well as the next two financial years and will result in changes to interest rate margins. The rate will be adjusted annually by one basis point for each metric achieved (decrease) or not (increase), with these adjustments being cumulative over the three-year measuring period. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			FY23 Targets	FY24 Targets	FY25 Targets
Greenhouse gas emissions	‘000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4,485	4,279	4,074
Renewable Energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20,453	19,833	19,436
Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	FY23	FY24	FY25
KPI
Greenhouse gas emissions	1	2	3
Renewable Energy	1	2	3
Water consumption	1	2	3
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
Debt covenants tests were performed for the loan facilities for both fiscal 2023 and 2022 and no breaches were noted. For fiscal 2023, the Group's interest cover ratio was 26 times (2022: 43.4 times), while the Group's leverage was 0.2 (2022: 0.1). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.
Recently Retired Credit Facilities and Other Borrowings
On July 9, 2018, we entered into a four-year loan with Westpac Bank PNG Limited for the amount of US$24 million (R322 million) to finance the acquisition of fleet equipment for the Group's PNG operations (the "US$24 Million Westpac Loan"). The outstanding loan balance at June 30, 2022 of US$2 million (R25 million) was settled in July 2022 when the loan matured.
Current borrowings
Current borrowings at June 30, 2023 consist solely of accrued interest on the US$300 million revolving credit facility of US$6 million (R103 million). This was repaid on July 3, 2023.
Non-current borrowings
Non-current borrowings total R5,592 million at June 30, 2023. This is as a result of a US$300 million draw down under the US$400 Million Syndicated Facility. The amount owing consists of US$100 million on the term loan facility and US$200 million on the revolving credit facility.
Capital Expenditure
Total budgeted capital expenditures for fiscal 2024, excluding the capital outlay for renewable projects, are R9,530 million. See Item 4: “Information on the Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2023:

R’millions

Authorized and contracted for[1]	2,053
Authorized but not yet contracted for[2]	8,525
Total	10,578
1 Including our share of the South-east Asia's capital expenditure of R160 million.
2 Including our share of the South-east Asia's capital expenditure of R1,625 million.

Total capital expenditure was R7,640 million in 2023, compared to R6,214 million in 2022. This represents a R1,426 million increase from 2022. This increase was mainly due to increases related to the ramping up of the Zaaiplaats and Kareerand projects of R537 million and R462 million, respectively, and capitalized stripping (R408 million) as a result of the Hidden Valley extension project, with stage 8 stripping activities underway.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The R1.5 Billion Green Term Loan will largely fund Phase 2 of our solar PV projects at our South African mining operations which will be constructed during the next two years. The Wafi-Golpu Project in PNG and Eva Copper Project in Australia are, however, expected to require additional capital expenditure over the next two to five years and next four years respectively to complete construction, some of which will be funded from cash generated by operations and the balance by debt. We may also consider other options or structures to finance Harmony's portion of the Wafi-Golpu and the Eva Copper Project. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - Exchange Controls”.
The information set forth under the heading: “– Delivering profitable ounces – Operational performance” on pages 67 to 108 of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference. See also note 32 “Borrowings”, note 38 “Commitments and contingencies” and note 34 “Cash generated by operations” to our consolidated financial statements set forth beginning on page F-1.
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.
Contractual obligations and contingencies
The following table summarizes our contractual obligations as of June 30, 2023:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2023 to June 30, 2024	12-36 Months July 1, 2024 to June 30, 2026	36-60 Months July 1, 2026 To June 30, 2028	After 60 Months Subsequent June 30, 2028
	(R’millions)	(R’millions)	(R’millions)	(R’millions)	(R’millions)

Bank facilities[1]	6,903	812	6,091	—	—
Post-retirement health care[2]	264	—	—	—	264
Environmental obligations[3]	7,930	—	—	—	7,930
Silicosis settlement obligation[4]	696	180	270	173	73
Contingent consideration[5]	1300	38	265	301	696
Streaming contract liability[6]	390	285	105	—	—
Total contractual obligations	17,483	1,315	6,731	474	8,963
1    See “- Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings” above. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2    This liability relates to post-retirement medical benefits of Freegold, Moab Khotsong and Mponeng employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2023. See note 27 “Other provisions – Retirement benefit obligations” to our consolidated financial statements set forth beginning on page F-1.
3    We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See note 26 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
4    This liability relates to potential cost of settling the silicosis and TB class actions that were instituted against the Group in South Africa. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and note 27 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
5    The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets and, as of fiscal 2023, Eva Copper. See note 14 "Acquisitions and business combinations" and note 29 "Contingent consideration" to our consolidated financial statements set forth beginning on page F-1.
6    The liability relates to the contractual obligation to deliver the stipulated gold ounces to Franco-Nevada over the remaining term of the agreement. See note 31 “Streaming arrangements” to our consolidated financial statements set forth beginning on page F-1.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2023:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2023 to June 30, 2024	12-36 Months July 1, 2024 to June 30, 2026	36-60 Months July 1, 2026 To June 30, 2028	After 60 Months Subsequent June 30, 2028
	(R’millions)	(R’million)	(R’million)	(R’million)	(R’millions)

Guarantees[1]	1,000	—	—	—	1,000
Capital commitments[2]	2,053	2,053	—	—	—
Total commitments expiring by period	3,053	2,053	—	—	1,000
1    R500 million of these guarantees relate to our environmental and rehabilitation obligation.
2    Capital commitments consist only of amounts committed to external suppliers, although a total of R10,578 million has been approved by the board for capital expenditures.
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
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2023”.
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
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading: “– Delivering profitable ounces – Operational performance” on pages 67 to 108 of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES
Not applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“– Our leadership” on pages 17 to 18
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
•“– Remuneration report” on pages 230 to 244
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
•“– Corporate governance” on pages 214 to 225;
•“– Board committees” on pages 226 to 229
•“– Remuneration report” on pages 230 to 244 and
•“– Audit and risk committee: Chairperson’s report” on pages 245 to 248.
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
•“– Caring for our employees” on pages 188 to 196
of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
E. SHARE OWNERSHIP
See note 37 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 25, 2023, our issued share capital consisted of 619,924,711 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as of June 30, 2023 is set forth below:

Holder	Number of shares	Percentage

Public Investment Corporation of South Africa	78,348,620	12.68%
African Rainbow Minerals Ltd[1]	74,665,545	12.08%
Van Eck Associates Corporation	58,900,264	9.53%
Lingotto Investment Management, LLP	36,144,127	5.85%
1     Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.

The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as of June 30, 2023
	2023	2022	2021
	%	%	%
Public Investment Corporation of South Africa	12.68	10.28	7.77
African Rainbow Minerals Ltd	12.08	12.12	12.12
Van Eck Associates Corporation	9.53	8.98	9.16
Lingotto Investment Management, LLP	5.85	5.30	4.08
B. RELATED PARTY TRANSACTIONS
Between July 1, 2022 and June 30, 2023, none of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated in note 37 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1. Also see note 18 (b) “Other non-current assets”, note 21 “Investments in Associates” and note 22 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
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
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. At June 30, 2023 and June 30, 2022 the provision was R549 million and R820 million respectively. The decrease in fiscal 2023 is primarily due to a change in estimate (R183 million) resulting from a change in the actuary model for actual exit data and an adjustment to the take-up rate, as well as an increase in the discount rates. Repayments of R155 million were made during the year. This was partially offset by time value of money accretion (R67 million).
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
See Item 3: “Key Information – Risk Factors – Risks Related to Our Corporate and Financing Structure and Strategy – We may not pay dividends or make similar payments to our shareholders in the future” and “– Strategic and Market Risks – Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us”. Also see Item 10: “Additional Information – Exchange Controls – Introduction”, "– Exchange Controls – Government Regulatory Considerations – Dividends”, “– Taxation - Certain South African Tax Considerations – Dividends” and “– Certain Material United States Federal Income Tax Considerations – Taxation of Dividends”.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2023.”
ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The principal trading market for our ordinary shares is the JSE, where they trade under the symbol "HAR". Our ordinary shares trade on the NYSE in the form of ADSs, under the symbol "HMY".
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The Securities Exchange in South Africa
The JSE is the premier stock exchange in Africa and is based in South Africa where it has operated as a marketplace for the trading of financial products for over 130 years.
The JSE connects buyers and sellers in a variety of financial markets that include equities and equity derivatives, commodity derivatives, currency derivatives and interest rate instruments. It is one of the top 20 exchanges in the world in terms of market capitalization and a member of the World Federation of Exchanges.
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R6,500 billion (US$345 billion) at June 30, 2023. The JSE mining index (FTSE/JSE Precious Metals and Mining Index) market capitalization was R738 billion (US$39 billion)1 at June 30, 2023, 5.8% of the overall JSE market capitalization.
1 Source: JP Morgan
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2023 Form 20-F.
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
The R1.5 Billion Green Term Loan bears interest at 2.65% over three-month JIBAR.
Harmony was permitted to draw down on the R1.5 Billion Green Term Loan commencing after November 2022. As at June 30, 2023, R0 million remained outstanding on the R1.5 Billion Green Term Loan.

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
During fiscal 2023, US$170 million (R2,919 million) was drawn down on the US$400 Million Syndicated Facility. US$300 million (R5,592 million) remained outstanding as at June 30, 2023.
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
The R2.5 Billion Syndicated Revolving Credit Facility bears interest at 2.40% over three-month JIBAR.
As at June 30, 2023, R0 million was outstanding and R2.5 billion was available under the R2.5 Billion Syndicated Revolving Credit Facility.
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
During fiscal 2023 US$2 million (R26 million) was repaid on the US$24 Million Westpac Loan therefore settling the loan with the final payment.
Harmony Renewable Energy Projects
In June 2022, Harmony entered into three Power Purchase Agreements (the "PPA") and three Land Lease Agreements with Tshepong Photovoltaic (Pty) Ltd, Eland Photovoltaic (Pty) Ltd and Nyala Photovoltaic (Pty) Ltd ("collectively, the "seller"). The details of the agreements states that Photovoltaic generation facilities ("energy facilities") will be constructed by the seller on the land that Harmony will lease to the seller and the energy output produced by the facility will be sold exclusively to Freegold, a subsidiary of Harmony. The term of the PPA is for 15 years.
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

These comments relate to exchange controls in force at June 30, 2023. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.
Government Regulatory Considerations
Shares
A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not, through normal banking channels against settlement in foreign currency or Rand from a non-resident Rand account. A foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the Company is not listed on the JSE, the supporting confirmation must be provided to the SARB that the sale price of any shares reflects fair market value.
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
Loans
Generally, the granting of loans to us or our subsidiaries, and our ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by us will be regulated by the Financial Surveillance Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.
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
E. TAXATION
Certain South African Tax Considerations
The summary set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to constitute tax advice. This summary does not address the foreign tax consequences for persons that are not residents of South Africa and specifically excludes the tax consequences for persons (a) who are not residents of South Africa whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or (b) who is not the beneficial recipient of the dividends, or (c ) where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). The Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

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
It is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person. Residents of the US can make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to Harmony or the regulated intermediary beforehand. The declaration and undertaking should be renewed after a five-year period effective from July 1, 2020. No time limitation will be imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South Africa and the Government of the US to improve International Tax Compliance and to Implement the US Foreign Account Tax Compliance Act.
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing March 1, 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from March 1, 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing March 1, 2016 of such gain is included in its taxable income (effectively a rate of 22.4% previously and currently 21.6% for years assessments ending on or after March 31, 2023 for a corporate entity and 36% for a trust). CGT is only applicable to non-residents if the proceeds from the sale are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below) income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 27%. This changed the effective CGT rate of a corporate entity to 21.6%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
Generally, the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset that constitutes immovable property held by that person or any interest or right of whatever nature of that person to or in intellectual property where that property is situated in South Africa is deemed to have been sourced in South Africa and be subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:
•80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock. This requirement will include rights to variable or fixed payments as consideration for the working of, or the right to work mineral deposits, sources and other natural resources in the South Africa; and
•the person directly or indirectly holds at least 20% of the equity shares in the company or ownership or right to ownership of the other entity.
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
In terms of the latest proposals that are contained in the Taxation Laws Amendment Bill interest that is incurred by a holder of debt (lender) on a loan that the lender raised in order to acquire the debt issued by Harmony may no longer be deductible from a South African perspective unless a profit is made in the process in respect of the borrowing and on lending of funds as the South African Revenue Service indicated that it will withdraw Practice Note 31 that currently allows a taxpayer to deduct interest that it incurred up to the interest accrued unless in specific circumstances.

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
Capitalization Shares
Capitalization shares or bonus shares issued to holders of shares in lieu of cash dividends do not constitute dividends and are currently not subject to Dividends Tax. However, these shares have a base cost of zero for income tax purposes.
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
The rules governing foreign tax credits are complex. Recently issued final US Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable and Harmony has not undertaken to determine whether such requirements will be met. Recently issued final US Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable and Harmony has not undertaken to determine whether such requirements will be met. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.
Taxation of a Sale or other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognize US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADSs. Your tax basis in an ordinary share or ADS will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-

term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under " - Taxation of Dividends" and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.
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
This Harmony 2023 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2023. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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

During fiscal 2023 and 2022, we designated all of the gold forward sales contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See "- Commodity Price Sensitivity" below.
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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. At June 30, 2023, the nominal amount of the zero cost collars is US$562 million spread over a 24-month period with a weighted average cap price of US$1=R20.23 and weighted average floor price of US$1=R18.25. Additionally, at June 30, 2023 Harmony had open foreign exchange forward contracts which had a nominal amount of US$250 million spread over a 24-month period at an average exchange rate of US$1=R18.96.
Commodity Price Sensitivity
General
Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because our gold is sold in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. During fiscal 2023 and 2022, Harmony entered into forward sales to establish the sales price in advance of its future gold production, which includes the foreign exchange rate. See "- Foreign Currency Sensitivity" above.
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
Commodity Sales Agreements
At June 30, 2023, the open Rand gold forward sale contracts amounted to 552,000 ounces spread over 24 months at an average of R1,181,209/kg. The open US$ gold forward contracts amounted to 55,000 ounces spread over 24 months at an average of US$2,043/oz. The open US$ silver zero cost collars amounted to 1,540,000 ounces spread over 24 months with a weighted average floor of US$24.62/oz and a weighted average cap of US$27.50/oz.
At June 30, 2022, the open Rand gold forward sale contracts amounted to 378,000 ounces spread over 21 months at an average of R1,035,000/kg. The open US$ gold forward contracts amounted to 57,000 ounces spread over 21 months at an average of US$1,880/oz. The open US$ silver zero cost collars amounted to 950,000 ounces spread over 20 months with a weighted average floor of US$25.31/oz and a weighted average cap of US$28.27/oz.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
The sensitivity analysis was performed based on 88 basis points for all Rand denominated financial assets and 185 basis points for US$ denominated borrowings in fiscal 2022 as an indicator of the potential impact of interest rate changes to the Group. Management has reassessed this during fiscal 2023 to ensure that it is still a reasonable estimation of possible changes. In fiscal 2023, the analysis was performed on a sensitivity of 15 basis points for US$ denominated borrowings and 50 basis points for Rand denominated financial assets. The analysis assumes that all other variables remain constant.

Sensitivity analysis-borrowings

	Fiscal year ended June 30,
	2023	2022
	(R in millions)
US$ denominated borrowings
Increase in 15 basis points (2022:185 basis points)	(9)	(59)
Decrease in 15 basis points (2022:185 basis points)	9	59
Sensitivity analysis - financial assets

	Fiscal year ended June 30,
	2023	2022
	(R in millions)
Increase in 50 basis points (2022:88 basis points)	34	59
Decrease in 50 basis points (2022:88 basis points)	(34)	(59)
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
During the fiscal year ended June 30, 2023, Harmony received net direct and indirect payments of R17,203,304 from the Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2023, Harmony's management, with the participation of our Chief Executive Officer (“CEO”) and Financial Director (“FD”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and FD, concluded that our disclosure controls and procedures were effective as of June 30, 2023.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Harmony's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), management is required to assess the effectiveness of our internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether Harmony's internal control over financial reporting is effective.

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
Management assessed the effectiveness of Harmony's internal control over financial reporting as of June 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control – Integrated Framework (2013)". Based on this assessment, our management has determined that, as of June 30, 2023, Harmony's internal control over financial reporting was effective.
PricewaterhouseCoopers Inc., an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2023.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See report of PricewaterhouseCoopers Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of PricewaterhouseCoopers Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2023 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2023 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“-Corporate governance” on pages 214 to 225 of the Integrated Annual Report for the 20-F 2023 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2022	Rand	45 million
Fiscal year ended June 30, 2023	Rand	51 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2022	Rand	6 million
Fiscal year ended June 30, 2023	Rand	7 million
Fees related to interim reviews.

C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2022	Rand	—
Fiscal year ended June 30, 2023	Rand	—
Services comprised advice on disclosure for completion of certain tax returns.
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Date File (XBRL information) in fiscal 2022:

Fiscal year ended June 30, 2022	Rand	1 million
Fiscal year ended June 30, 2023	Rand	—
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
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On June 27, 2022, Ernst & Young Inc. ("EY") was appointed by the Harmony Gold Mining Company Limited’s Board of Directors as the Company’s independent principal accountants for the financial year ending June 30, 2024 after a formal tender process to appoint a new independent registered public accounting firm. The appointment of EY was approved by Harmony’s shareholders at the AGM on November 29, 2022. PricewaterhouseCoopers Inc. ("PwC") will resign as independent principal accountants of the Group on conclusion of its responsibilities relating to the June 30, 2023 financial year audit, which is expected to conclude during December 2023.
The reports of PwC on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended June 30, 2022 and 2023, there were (i) no disagreements with PwC, as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the matter in their report and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
Harmony has provided PwC with a copy of the foregoing disclosure and has requested PwC to provide it with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter, dated October 31, 2023, in which PwC state they agree with such disclosure, is filed as an exhibit to this annual report on Form 20-F. See “Item 19: Exhibits to the Form 20-F—Exhibit 15.2. “Letter from PricewaterhouseCoopers Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant”.
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
US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Harmony has a nomination committee comprised of four non-executive board members, three of whom are independent. The lead independent non-executive director serves as chairman of the nomination committee. For US domestic companies, all members of this committee are required to be independent. The current chairman of our board of directors, Dr Patrice Motsepe, is a member of the nomination committee and is also chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, permitted to be a member of the nomination committee.
US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a remuneration committee, comprised of three independent non-executive board members.

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
Probable Mineral Reserves: the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource
Prospect: an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.
Prospecting license: an area for which permission to explore has been granted.
Proven Mineral Reserves: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (ii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
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
Yield: the actual grade of ore realized after the mining and treatment process.
Zinc precipitation: a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.
CERTAIN ABBREVIATIONS

Ag	Silver
Au	Gold
b	Barrs
Bi	Bismuth
cm	Centimeter
cmg/t	Centimeter-grams per metric tonne
Cu	Copper
dmt	Dry metric tonne

Fe	Iron
g	Gram
g/t	Grams per metric tonne
ha	Hectare
kg	Kilogram
kg/t	Kilogram per metric tonne
km	Kilometer
km2	Square kilometer
koz	Thousand troy ounces
ktpm	Thousand kilograms per month
lb	Pound
m	Meter
M	Million
mm	Millimeter
Moz	Million troy ounces
Mt	Million metric tonnes
Mtpa	Million metric tonnes per annum
Ni	Nickel
oz	Troy ounce
oz/kg	Ounce per kilogram
ppm	Parts per million
Pb	Lead
R/kg	South African Rand per kilogram
R/t	South African Rand per tonne
t	Metric tonne
t/m3	Metric tonne per cubic meter
U	Uranium
US$/oz	United States dollars per troy ounce
Zn	Zinc
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of PricewaterhouseCoopers Inc. Johannesburg, Republic of South Africa (PCAOB ID No. 1308), are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2023 Form 20-F:
•Index to Financial Statements;
•Report of Independent Registered Public Accounting Firm; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated February 1, 2018 http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm
2.1	Notice of annual general meeting dated October 25, 2023 to be held on December 4, 2023
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
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)
 https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

4.3
Revolving ZAR Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The Financial Institutions Listed on Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)
https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/revolvingzarfacilityagreem.htm

4.4
Revolving USD Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The Financial Institutions Listed In Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)
https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/revolvingusdfacilityagreem.htm

4.5
Term Facility A Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial Institutions Listed in Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)
https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/termfacilityaagreement_exe.htm

4.6
Term Facility B Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial Institutions Listed in Schedule 1 and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as Sustainability Coordinator) and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Sustainability Agent, Sustainability Coordinator and Facility Agent)
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022)
https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/termfacilitybagreement_exe.htm

4.7
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) http://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.8	Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules http://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm
4.9
ARM - BBEE Loan Agreement, dated June 28, 2021, entered between Harmony Gold Mining Limited and the trustees for the time being of ARM - Broad Based Economy Empowerment Trust http://www.sec.gov/Archives/edgar/data/1023514/000162828021020809/exhibit418hmyloanagreement.htm

4.10
Share sale deed, dated October 6, 2022 entered into between Copper Mountain Mining Corporation (Seller), Harmony Gold (Australia) Pty Limited (Buyer) and Harmony Gold Mining Company Limited (Buyer's Guarantor).
Target Group Companies collectively, (a) the Target Entity, (b) Copper Mountain Mining Pty Ltd (ACN 090 468 018), (c) CMMC Australia Pty Ltd (ACN 623 541 079), (d) Eva Copper Mine Pty Ltd (ACN 625 712 138), (e) Roseby Copper Pty Limited (ACN 067 584 409) and (f) Roseby Copper (South) Pty Limited (ACN 148 092 291), and Target Group Company means any of them.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
††15.1	Integrated Annual Report for the 20-F 2023 dated October 31, 2023
15.2	Letter from PricewaterhouseCoopers Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant.
96.1
Technical Report Summary of the Mineral Resources and Mineral Reserves for Target Gold Mine, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/trgt-sxk1300trs2022.htm

96.2
Technical Report Summary of the Mineral Resources and Mineral Reserves for Joel Mine, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/joel-sxk1300trs2022.htm

96.3
Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/freestatesurfaceoperations.htm

96.4
Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/moabkhotsongs-k1300trs2022.htm

96.5
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mponeng Mine, Carletonville, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/mponeng-sxk1300trs2022.htm

96.6
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kalgold Mine, North West Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2024)

96.7
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mine Waste Solutions (MWS) and West Wits Operations, North West and Gauteng Provinces, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/mws-sxk1300trs2022.htm

96.8
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kusasalethu Mine, Gauteng Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/kusasalethu-sxk1300trs2022.htm

96.9
Technical Report Summary of the Mineral Resources and Mineral Reserves for Doornkop Mine Gauteng Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/doornkop-sxk1300trs2022.htm

96.10
Technical Report Summary of the Mineral Resources and Mineral Reserves for Hidden Valley Mine, Morobe Province, Papua New Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/hiddenvalley-sxk1300trs2022.htm

96.11
Technical Report Summary of the Mineral Resources and Mineral Reserves for Wafi-Golpu Project, Morobe Province, Papua New Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) http://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/wafi-golpuxsxk1300trs2022.htm

96.12
Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2023)

96.13
Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong South, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2023)

96.14
Technical Report Summary of the Eva Copper Project, North West Queensland, Australia (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2023)

99.1	Consolidated Financial Statements 2023 dated October 31, 2023
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
††    Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2023 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2023 is not deemed to be filed as part of Harmony 2023 Form 20-F.

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
Date: October 31, 2023
S-1