Form 20-F
period 2024-06-30
HARMONY GOLD MINING CO LTD
filed 2024-10-31
CIK 1023514

As filed with the Securities and Exchange Commission on October 31, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
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
Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1759
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, with no par value per share*	No*	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share	HMY	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission. ☑
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 632,634,413 ordinary shares, with no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

This document comprises the annual report on Form 20-F for the year ended June 30, 2024 (“Harmony 2024 Form 20-F”) of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony's 2024 suite of reports, including from its Integrated report 2024, Environmental, social and governance ("ESG") report 2024 as well as the Climate action and impact report 2024, included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2024”) is incorporated by reference into the Harmony 2024 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2024 is not deemed to be filed as part of the Harmony 2024 Form 20-F.
Only (i) the information included in the Harmony 2024 Form 20-F, (ii) the information in the Integrated Annual Report for the 20-F 2024 that is expressly incorporated by reference in the Harmony 2024 Form 20-F and (iii) the exhibits to the Harmony 2024 Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F 2024 which is not referenced in the Harmony 2024 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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
- i -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Harmony 2024 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in sustaining costs per kilogram” and "operating free cash flows", which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and operating free cash flows, may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects - Key factors affecting our results – Costs" and :- Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of cash costs and all-in sustaining costs have been translated at the average rate for the year (R18.70 per US$1.00 for fiscal 2024 and R17.76 per US$1.00 for fiscal 2023). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
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
•ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
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
•fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South Africa exchange control regulations;
•the adequacy of the Group’s insurance coverage;
•any further downgrade of South Africa's credit rating;
•socio-economic or political instability in South Africa, Australia, Papua New Guinea and other countries in which we operate;
•changes in technical and economic assumptions underlying our mineral reserves estimates;
- iii -

•geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and
•actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.
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
- iv -

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
Summary of Risk Factors
Risks Related to Our Industry
1.We are exposed to the impact of any significant decreases in the commodity prices on our production
2.The impact from, and measures taken to address infectious and communicable diseases, such as Covid-19, HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
3.The nature of our mining operations presents safety risks
4.Mining companies face strong competition and industry consolidation
5.Laws governing health and safety affect our business and could impose significant costs and burdens
6.Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
7.Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights
8.Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
Risks Related to Our Operations and Business
1.Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
2.Infrastructure constraints and aging infrastructure could adversely affect our operations
3.Disruptions to electricity supply and rising power costs: Impact on operations and financial results
4.Illegal mining and other criminal activity at our operations, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability
5.Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
6.Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
7.We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
8.The use of contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs

9.We are dependent on a number of highly-integrated communication and information and technology (''IT'') systems, any major disruption to which could have an adverse effect on our operation~~s~~ and financial results
10.Estimations of our reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
11.Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
12.We are subject to the risk of litigation, the causes and costs of which are not always known
13.The risk of unforeseen difficulties, delays or cost in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
Risks Related to ESG
1.Increasing scrutiny and changing expectations from our stakeholders, including communities, governments and non-governmental organization ("NGOs") as well as investors, lenders and other market participants, with respect to our ESG performance and policies may impose additional costs or expose us to additional risks
2.We are subject to extensive environmental regulations in the countries in which we operate
3.The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits
4.Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
5.Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and beyond, our legal obligations could result in lawsuits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition; we are finding increasing expectations on our business to provide social investment beyond our legal obligations especially as communities demand services and basic infrastructure from companies such as Harmony (where local government has failed the communities)
6.We may not be able to meet our ESG targets due to unforeseen factors beyond our control
7.Compliance with emerging climate change regulations could result in significant costs for us
8.Climate change may present physical risks to our operations and carbon tax projections may have serious financial implications to our business profitability and sustainability
9.The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
10.Our operations are subject to water use and other licenses, which could impose significant costs
11.Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, our operational results and our reputation
12.We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations may require us to include provision in our financial statements for rehabilitation
13.Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Risks Related to Our Corporate and Financing Structure and Strategy
1.Our inability to maintain effective disclosure controls and procedures, and an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements and other disclosures
2.We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture projects
3.Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet, resulting in impairments
4.Our ability to service our debt will depend on our future financial performance and other factors
5.We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets without compensation
6.Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities

7.As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
8.The continued status of South Africa’s credit rating as non-investment grade, as well as the grey-listing of South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favorable terms.
9.We may not pay dividends or make similar payments to our shareholders in the future
Market Risks
1.The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations
2.Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
3.Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
4.Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us
5.Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition
6.Investors may face liquidity risk in trading our ordinary shares on the JSE Limited
7.Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares)
8.Global, social, political and economic conditions could adversely affect the profitability of our operations
Other Regulatory and Legal Risks
1.Breaches in our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
2.Failure to comply with laws, regulations, codes and standards, policies and procedures or contractual obligations may lead to fines and penalties, loss of licenses or permits, may negatively affect our financial results, and adversely affect our reputation
3.Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
4.US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company

Risks Related to Our Industry
We are exposed to the impact of any significant decreases in the commodity prices on our production
As a rule, we sell our gold and silver at the prevailing market price. In order to manage commodity price risk we maintain a commodity hedging program. Our remaining unhedged future production is not protected against decreases. If the gold or silver price should decrease significantly, our revenues may be materially adversely affected, which could in turn, materially adversely affect our operating results and financial condition.
The impact from, and measures taken to address infectious and communicable diseases, such as Covid-19,
HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
Many of our employees and contractors work in close proximity to each other in underground and surface mines, and live in close quarters in accommodation provided or supported by us. This renders them particularly vulnerable to the spread of communicable diseases.
The World Health Organization ("WHO") has downgraded Covid-19 from a global emergency to a disease monitored at a country level. In South Africa the disease remains a threat (especially to our HIV positive population) due to the emergence of new variants which may be more infectious and/or more lethal. Considering the geographic distribution of our mining operations across South Africa, there is a risk of disruptions to workforce health and safety.
The prevalence of HIV in Harmony remains high due to historical migrant labor repercussions, as well as other factors. A high proportion of employees have been identified and placed on treatment, however, the status of a significant population remains unknown - potentially posing labor availability and cash flow uncertainty. Furthermore, tuberculosis ("TB") in Harmony (and in the gold-mining industry generally) remains high despite the progress made by Harmony's management program. Although there is a declining trend in the TB incident rate, Harmony's rate is above the national incidence rate mainly due to HIV and exposure to silica.
We are committed to allocating financial resources on preventative measures such as vaccine rollouts, promotion and education. Any new measures may result in additional costs incurred or interference with management's and/or employees’ productivity.
Our property and business interruption insurance and liability may not cover or be sufficient to fully cover any of our losses resulting from public health emergencies and other events that could disrupt our operations. See “– Risks related to Our Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims”.
The full extent to which infectious and communicable diseases will impact our operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of these diseases could have a material adverse effect on our business, operating results and financial condition.
The nature of our mining operations presents safety risks
Mining, and particularly the conduct of activities underground, is an inherently risky activity, presenting potential health, safety, industrial, environmental and other risks for our operations, employees and communities within which we operate. These and other risks identified elsewhere in this annual report also could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa” and “Integrated Annual Report for the 20-F 2024 – Social – Safety and Health and wellness" on pages 168 to 179 and 180 to 188.
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

Laws governing health and safety affect our business and could impose significant costs and burdens
South Africa
In South Africa, the Mine Health and Safety Act, 29 of 1996 (“MHSA”), requires that employers implement various measures to ensure the safety and health of persons working at a mine as far as reasonably practicable. This obligation may be extended by the employer in terms of an agreement with independent contractors who work at the mine. However, contractor employees are regarded as the employees of the employer for purposes of the MHSA. The obligations of the employer include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance and the provision of safe equipment, machinery and personal protective equipment. Further, pursuant to the MHSA we must ensure compliance with various licenses, permissions or consents that have been issued to it pursuant to the various provisions of applicable legislation.
In June 2022, the Minister of Mineral Resources and Energy ("Minister") released a draft Mine Health and Safety Amendment Bill 2022 (the "MHSA Amendment Bill") for public comment which closed July 29, 2022 and no subsequent changes have been made to the proposed legislation. At present there is no indication whether the final bill will be published for further comment or when the MHSA Amendment Bill will be enacted as a final statute. In terms of the MHSA Amendment Bill certain provisions of the MHSA will be amended. The MHSA Amendment Bill contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill provides for (among others things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly CEOs), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programs. The MHSA Amendment Bill also introduces a new offence of corporate manslaughter, being that the employer will contravene or fail to comply with the MHSA if it fails to comply with a duty in terms of the MHSA and if such conduct resulted in a person’s death or in serious injury or illness of a person. The effect of the provisions in the MHSA Amendment Bill are of that the defenses on which the employer may rely to escape liability, are limited. See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa”
Australia
In the State of Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the Mining and Quarrying Safety and Health Act 1999 (Qld) (the "MQSH Act") and the Mining and Quarrying Safety and Health Regulation 2017 (the "MQSH Regulations"). The MQSH Act and the MQSH Regulations contain provisions that place certain obligations on Harmony to protect the safety and health of persons at mines and persons who may be affected by its operations.
Resources Safety and Health Queensland (“RSHQ”) is the independent regulator responsible for administering, monitoring and enforcing compliance with the MQSH Act. Responsibility for prosecution of “serious offences” under the MQSH Act fall with the independent Office of the Work Health and Safety Prosecutor of Queensland (the "WHS Prosecutor"). A “serious offence” is committed where a person who has a safety and health obligation breaches it in circumstances where the breach:
•causes death, or grievous bodily harm, or bodily harm, or
•involves exposure of a person to a substance likely to cause death or grievous bodily harm; or
•is an offence under the Industrial Manslaughter provisions of the MQSH Act; or
•amounts to an offence prescribed by the MQSH Regulations.
Other offences (i.e., non-serious offences) may be prosecuted by either the WHS Prosecutor or the chief executive officer of RSHQ. Queensland legislation also allows any person to request that the WHS Prosecutor commence a prosecution against another person in certain circumstances, i.e., when the person reasonably considers the other person has committed a “serious offence” and no prosecution has been brought in relation to the act, in which instance the WHS Prosecutor has three months to investigate and respond.
Breaches of these obligations may result in prosecutions leading to material fines and other penalties including imprisonment; they may also result in a direction to suspend operations. Any such penalties could have a material adverse effect on our business, operating results and financial condition.
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
The mining regime in PNG, including the PNG Mining (Safety) Act and Regulations, is currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the PNG Ministry of Mining’s Department of Mineral Policy and Geohazards Management (“DMPGM”) released a draft Mine and Works (Safety and Health) Bill 2021 (the "MWSH Bill") and has subsequently proposed various other amendments to the PNG Mining (Safety) Act, however has not enacted the MWSH Bill or other amendments.

New laws, if enacted, could increase the overall regulatory burden on our operations and projects in PNG. See Item 4: “Information on the Company – Business Overview - Regulation - Health and Safety – Papua New Guinea”.
General - Fines, Penalties and Costs of Compliance
An employer may be subjected to significant penalties and/or administrative fines for non-compliance under applicable health and safety laws and regulations in the jurisdictions in which we operate.
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
Any further changes to the health and safety laws and regulations in the jurisdictions in which we operate which increase the burden of compliance on the employer and impose higher penalties for non-compliance may result in us incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations, codes or standards, which could also have a material adverse effect on our business, operating results and financial condition.
Since our labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action resulting in loss of production and increased labor costs impacting negatively on production and financial results
South Africa
In South Africa, our labor force has substantial trade union participation. There are periods when various stakeholders are unable to resolve disputes through resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership, which is about 95% among our employees, we are at risk of production stoppages for indefinite periods due to strike action, especially in the form of wildcat strike action. Inter-union rivalry may increase the risk of labor relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labor, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations.
On April 4, 2024, Harmony announced the acceptance of a five-year wage agreement by the unions, effective from July 1, 2024. However, we are not able to predict whether we will experience significant labor disputes in the future, nor what the financial impact of any such disputes may be. Any labor unrest and disruptions caused by such labor disputes could have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company – Business Overview – Regulation – Labor Relations”, “Integrated Annual Report for the 20-F 2024 – Social – Caring for our employees” on pages 189 to 196. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2024 – Harmony – Material matters” on pages36 to 43.
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
General
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
On July 11, 2024, during the Department of Mineral Resources and Energy ("DMRE'') 2024/25 Budget announcement following South Africa's general elections, the Minister announced that the DMRE would split into two separate ministries: the Department of Mineral and Petroleum Resources and the Department of Electricity and Energy, which split has been subsequently implemented. In addition, the Minister indicated that the DMRE (as it still is currently) was in the process of drafting amendments to the MPRDA to address certain perceived deficiencies and to bring the legislation in line with international best practice. On August 16, 2024, the DMRE released a high-level presentation on its proposed amendments to the MPRDA which will be introduced through the Mineral Resources Development Amendment Bill, 2024 ("Amendment Bill"). In September 2024, the DMRE hosted presentations and Q&A sessions with various stakeholders. The Amendment Bill will in due course be gazetted and published for public comment for a period of 60 days. While we have an idea of what amendments the DMRE want to introduce, no stakeholders and/or industry players have seen the actual proposed amendments to the MPRDA. At this point, the above is a recordal of the current position in relation to any proposed amendments and that it is unknown as to what risk the proposed amendments will present. Once the proposed amendments are published in draft form for public comment – and again, we are unsure as to the timing of this – then specific risks can be raised at that point in time.
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
Mining Charter III imposes obligations and increased participation by historically disadvantaged South Africans (''HDSAs'') in relation to a mining company’s ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III June 1, 2020. Harmony submitted its first report under Mining Charter III within the specified deadline and has subsequently submitted its compliance report for the year 2021, 2022 and 2023 as per the annual reporting requirement.

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
While Mining Charter III was effective from September 27, 2018, many of its provisions are vague and untested despite the publication of the Implementation Guidelines. See Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - Mining Charter”.
On March 26, 2019, the Minerals Council South Africa (previously the Chamber of Mines) (“MCSA”) filed an application for the judicial review and setting aside of certain clauses of Mining Charter III. The MCSA had engaged in ongoing attempts to reach a compromise with the Minister on certain provisions that are problematic for the industry, and which would be detrimental to its sustainability.
The MCSA’s judicial review application was heard before a full bench of judges in May 2021. Judgment was handed down on September 21, 2021 (the "2021 Judgement") setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMRE informed the National Assembly's Portfolio Committee on Mineral Resources and Energy that it did not intend to appeal the outcome of the 2021 Judgement, but instead would consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
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
Generally, all mineral resources in Queensland are owned by the State of Queensland. These resources are managed by the Queensland Department of Resources. Under the Queensland MRA, the Department of Resources requires all large mining projects to apply for an applicable resource authority, being (as the case may be) an exploration permit ("EP"), a mining lease ("ML") or a mineral development license.
An EP allows the holder to carry out exploration activities to determine what minerals exist and their quality and quantity in or under land or in the waters or sea above such land, in accordance with agreed work programs and subject to compliance with prescribed security and financial obligations. If the holder of an EP wishes to develop a mine to exploit discovered resources, application must be made for an ML. This entitles the holder to machine-mine specified minerals and carry out activities associated with mining, including infrastructure to support mining operations.
The Queensland MRA, and resource authorities issued thereunder, contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Should we breach any obligations in complying with the Queensland MRA or any other laws and regulations relating to our exploration and mining activities in Queensland, our resource authorities in Queensland could be suspended or cancelled, or we could be subject to fines or other sanctions. Any such suspension, cancellation, fine or sanction could have a material adverse effect on our operational and financial results.
Papua New Guinea
In PNG, mining is primarily regulated by the PNG Mining Act 1992 (the “PNG Mining Act”) and the PNG Mining (Safety) Act and their respective Regulations. All minerals are owned by the PNG Government, which grants rights to explore for or mine such minerals under a concessionary tenement system. See Item 4: "Information on the Company – Business Overview – Regulation - Mineral Rights - Papua New Guinea"
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies and various draft revisions of the PNG mining legislation have subsequently been circulated for comment. In addition to the review of applicable legislation, PNG mineral policy and mining-specific sector policies are also being reviewed and drafted, including a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy, a national content policy, and a mine closure policy and mining project rehabilitation and closure guideline.See Item 4: "Information on the Company – Business Overview – Regulation - Mineral Rights - Papua New Guinea".
Certain of the proposed changes, such as increased royalties and equity participation by the State or the introduction of a production sharing regime if adopted and applied to our operations and projects in PNG, could have a material adverse effect on our business, operating results and financial condition.
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
Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (“CMA”)) are subject to exchange controls enforced by South African Reserve Bank ("SARB"). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of South Africa. These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa and could therefore have a material adverse effect on our business, operating results and financial condition.
Our operations in PNG (including the export of gold and the operation of approved offshore foreign currency accounts) are subject to the foreign exchange control and other directives of the Bank of Papua New Guinea. PNG is presently subject to severe shortages of foreign currency. The withdrawal of existing approvals or the imposition of restrictions could potentially hinder our financial and strategic flexibility, and could have a material adverse effect on our business, operating results and financial condition.

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
In connection with our acquisition in 2018 of the Moab Khotsong and Great Noligwa mines from AngloGold Ashanti Limited ("AngloGold"), together with other assets and related infrastructure (the “Moab Acquisition”), we acquired a two-thirds interest in the Margaret Water Company NPC ("Margaret Water") for all pumping and water-related infrastructure at its Margaret shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein (“KOSH”) basin groundwater. This is to allow Moab Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one–third interest in Margaret Water and the only other mining company continuing to operate in the area) to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water.
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
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. The occurrence of any of the risks discussed above could have an adverse effect on our operating results and financial condition. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and Regulations Pertaining to Environmental Protection – South Africa – NEMA”. See also “– We are subject to extensive environmental regulations in the countries in which we operate” below.
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
Disruptions to electricity supply and rising power costs: Impact on operations and financial results
South Africa
South Africa's mining sector, including our operations, is heavily dependent on electricity supplied by Eskom Holdings SOC Limited ("Eskom"), the state-owned utility that primarily relies on fossil fuels. Over the past decade, Eskom has faced significant challenges, such as aging infrastructure, financial limitations, and inconsistent generation performance, leading to frequent power disruptions and curtailment.
Since March 6, 2024, no load curtailment events have occurred. While the outlook is more positive, risks related to Eskom's aging infrastructure and financial constraints remain. The utility's substantial debt burden continues to challenge its ability to sustain maintenance efforts and execute necessary upgrades, potentially affecting plant availability and electricity stability in the future.
Given these factors, the risk of power supply disruptions remains a concern for Harmony’s South African operations and may have an adverse effect on our operational results..
Papua New Guinea
In Papua New Guinea, our Hidden Valley mine relies on power from the state utility, PNG Power Limited, which also grapples with challenges such as aging infrastructure and financial limitations. About 65% of the mine's daily power needs are met by PNG Power, with the remaining 35% supplied by the mine’s diesel power station. While we have the capability to generate power independently, diesel generation is subject to fluctuations in oil prices, and reliable logistics are critical to maintain sufficient fuel supplies. The increased self-generation may have an adverse effect on our operating results and financial condition.

See Item 5: “Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results - Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2024 – Environment – Climate change, energy and emissions management” on pages 103 to 111.
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
Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls. We expect cost increases and longer lead time to continue in fiscal 2024 across our operations, including as a result of factors such as the price of oil, inflationary increases and labor costs. See “— Rising inflation, and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
These shortages can be attributed to geopolitical uncertainty as well as ongoing consequences of the power outages and unplanned breakdowns that resulted in rising input costs and longer lead times. Concurrently, the steel and chemical industry has witnessed a surge in protests related to wage concerns. This trend has affected major local steelmakers and retailers, making it challenging for them to meet the increased demand for steel. The national shortage of steel, primarily due to intermittent plant breakdowns and protest-related disruptions, is having effects on numerous engineering companies within our extensive supply chain network, regardless of their size.
The recent Red Sea disruption where attacks by Yemen’s Houthi’s rebels in the Red Sea have disrupted maritime trade along major trade routes via the Suez Canal and Bab-Al Mandeb Strait had an impact on supply chain and our mining operations causing longer lead times for goods due to alternative longer routes and capacity constraints on vessels which was exacerbated by SA Durban ports clearance issues. The impact on our operations relates to increases in freight with freight rates likely to remain volatile in the near term, higher insurance premiums for cost of war-risk insurance with underwriters charging between 0.75% and 1% of the value of the ship to sail through the region.
The pricing of consumables could continue to be impacted by these challenges, particularly if shortages become more prevalent. Factors such as global supply and demand dynamics, governmental regulations including import parities on steel and chemical-related products, and industrial actions, may contribute to price fluctuations. A sustained interruption in the supply of these consumables would necessitate swift identification of alternative suppliers, potentially resulting in higher costs. Moreover, such interruptions could adversely affect our ability to pursue our development projects. Any significant increase in the prices of these consumables would escalate operating costs and have adverse effects on profitability. Consequently, this could impact our financial and operating results.
Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
Fluctuations in insurance costs and availability can significantly impact our operating results, and our current insurance coverage may not fully address future claims. We maintain global insurance policies that cover general liability, directors' and officers' liability, cyber-security, accidental loss, and material damage to our property, including resultant business interruptions. However, the costs of sustaining adequate insurance coverage continue to rise and may persist in doing so, potentially adversely affecting our financial performance.
We also have comprehensive third-party liability coverage, which includes unforeseen sudden and accidental environmental liabilities. Despite this, we may still face liability for pollution or other hazards that are not insured or insurable, including those related to past mining activities. Our property and liability insurance is aligned with industry practices but, like all insurance policies, contains exclusions and limitations.

Additionally, there is no guarantee that insurance will always be available at economically feasible premiums. Consequently, our insurance coverage might not protect against certain claims related to environmental or industrial accidents, pollution, public health emergencies, data protection and cybersecurity breaches, and other events that could disrupt our operations, such as the Covid-19 pandemic or the National Grid Collapse. These factors could materially and adversely affect our financial and operating results.

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
We compete with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating our business. The need to recruit, develop and retain skilled employees is particularly critical with HDSAs and women in mining in South Africa. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees. Should we lose any of our key personnel, our business may be harmed and our operational results and financial condition could be adversely affected. See Item 4: “Information on the Company – Business Overview – Regulation – Labor Relations” and “Integrated Annual Report for the 20-F 2024 – Social – Caring for our employees” on pages 189 to 196.
Although it is presently uncertain the extent to which, and how, the PNG Department of Commerce and Industry’s draft Papua New Guinea National Content Policy for Resource Sectors 2023-2027 will be applied to our current operations and projects in PNG, if the localization of the workforce policy provisions are introduced, we believe that they would severely restrict the utilization of offshore-based “fly-in, fly out” expatriate employees, and potentially also result in a tightening of legislation around the granting of work permits and visas to foreign skilled employees. This would, in turn, adversely affect our ability in PNG to engage and retain appropriately skilled human resources, and could necessitate the application of additional resources to the construction or provision of housing for residential employees and the recruiting and training of local landowners and landowner businesses, all of which may have an adverse effect on our business, operating results and financial condition.
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
Contractors can adversely affect our reputation, results of operations and financial condition by:
•our reduced control over those aspects of operations which are the responsibility of contractors;
•their failure to comply with applicable legal, human rights and regulatory requirements; and
•their inability to manage their workforce to provide high quality services and a high level of productivity.
This may result in us incurring liability to third parties due to the actions of contractors, which could have a material adverse effect on our business, operating results and financial condition.
Although it is presently uncertain the extent to which, and how, the PNG Department of Commerce and Industry’s draft “Papua New Guinea National Content Policy for Resource Sectors 2023-2027" will be applied to our current operations and projects in PNG, if these provisions are introduced, we believe they will prescribe increased levels of participation by locally-

owned businesses in the provision of goods and services, which could adversely affect our ability in PNG to manage the costs of goods and services to our operations, which would, in turn, have an adverse effect on our business, operating results and financial condition.
We are dependent on a number of highly-integrated communication and IT systems, any major disruption to which could have an adverse effect on our operations and financial results
We utilize and rely on various internal and external IT systems to support our business activities. Significant damage or interruption of our IT systems, whether due to accidents, human error, natural events or malicious acts, may lead to disruptions to our business operations and/or essential data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition.
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
We are subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R255 million has been recognized at June 30, 2024, for our potential cost to settle the silicosis and TB class actions that have been instituted against us in South Africa. Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on our financial position. For further information, see Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and “Integrated Annual Report for the 20-F 2024 – Social – Health and wellness” on pages 180 to 188 for further information. See note 27 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
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
In PNG, it is proposed to utilize deep sea tailings placement (“DSTP”) as the tailings management method for the Wafi-Golpu Project, which method is authorized under the environment permit issued for the project. The grant of the permit is currently the subject of two judicial reviews, the first applied for in March 2021 by the previous Governor of the Morobe Province in PNG, who was opposed to DSTP, and the second in December 2022 by coastal villagers represented by the Centre for Environmental Law and Community Rights Inc. ("CELCOR"). The present Governor, who was appointed in September 2022, is not opposed to DSTP and has stated publicly that he intends to withdraw the proceedings instituted by his predecessor, however as at June 30, 2024 has not yet done so. Notwithstanding the change of position of the Governor or the outcome of the judicial review instituted by CELCOR, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which (if successful) could have a material adverse impact on the Wafi-Golpu Project.
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
It can take a number of years from the initial feasibility study until development/construction of a project is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of inherent uncertainties in project development and construction including:
•the time to secure and provisions of necessary governmental and third party permits, licenses and permissions;
•timing and cost of constructing mining and processing facilities;
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
We currently maintain a range of focused exploration programs, concentrating mainly on a number of prospective known gold and copper mineralized areas in PNG, the Kraaipan Greenstone belt and the Witwatersrand area in South Africa. In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to:
•enter into joint ventures or other alliance arrangements with third parties. For example, we have since August 2008 participated (through our respective wholly-owned subsidiary companies) in a 50:50 unincorporated joint venture with Newmont Corporation (“Newmont”) in our Wafi-Golpu Project in PNG. See “– Risks Related to Our Corporate and Financing Structure and Strategy – We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations, we may not have full management control over future joint venture projects”; and
•make acquisitions of primarily gold and copper producing companies or assets. For example, with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and Mine Waste Solutions (''MWS''), in the Mponeng Acquisition. In October 2022, Harmony entered into an agreement with Copper Mountain Mining Corporation ("Copper Mountain"), to acquire its wholly-owned Eva Copper Project and its 2,295km2 exploration land package in Queensland, Australia. The acquisition was completed in December 2022. See “– Risks Related to Our Corporate and Financing Structure and Strategy – We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations, we may not have full management control over future joint venture projects”
However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of our business strategy and projects, and such strategy and projects may not result in the anticipated benefits, which could have a material adverse effect on our results of operations, financial condition and prospects.

Risks Related to ESG
Increasing scrutiny and changing expectations from our stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to our ESG performance and policies may impose additional costs or expose us to additional risks
Companies across all industries are facing increasing scrutiny related to ESG matters, including their internal ESG policies and governance practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG-related matters and in recent years have placed increasing importance on the environmental and social costs and impact of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, host communities, as well as certain governmental and non-government actors, are increasingly focused on a company’s ability to operate in a sustainable manner and to mitigate related risks, as well as the public commitments and quantitative metrics used to demonstrate performance and track progress.
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
In addition to compliance with local laws and regulations, our operations are also increasingly subject to the application of stringent internationally-recognized environmental, health and safety and social standards and benchmarks, whether by virtue of stakeholder expectations concerning their application or in consequence of our operating in jurisdictions where those standards and benchmarks have been specifically adopted. For example, under the Organisation for Economic Co-operation and Development (“OECD”) Rules, companies registered in OECD-member countries may be the subject of OECD complaint processes in respect of breaches of OECD Guidelines occurring anywhere in the world.
Certain financial institutions from whom we borrow money may also require compliance with any of these standards, the subsequent deviation from which could prevent or adversely affect our financial condition, existing financing arrangements and ability to secure future financing. The application of such standards could impose significant costs on us.
We may be required to implement even more stringent ESG practices or standards to meet the expectations of existing and future stakeholders and, if we fail to achieve these objectives or to adhere to internal or adopted external standards or benchmarks, or are perceived to be insufficiently committed to addressing ESG concerns across all of our operations and activities, our reputation and brand image could be damaged. Further, we could lose the trust of our stakeholders (including governments, NGOs, investors, customers and employees) or be subject to litigation brought by those stakeholders and our business, financial condition and results of operations could be adversely impacted.
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

The manner in which the amount of the financial provision is calculated may in future be regulated under the Financial Provision Regulations, 2015 (as they may be amended), which were published by the Minister of Environmental Affairs in November 2015. Prior to this, the amount of financial provision has been calculated pursuant to the Guideline Document for the Evaluation of the Quantum of Closure-related Financial Provision Provided by a Mine (the “DMRE Guidelines”) of the DMRE. The DMRE Guidelines were criticized for undervaluing the costs of environmental rehabilitation thus exposing the DMRE to potential liability in the event that the mining right holder was unable to fulfill its environmental obligations. The Financial Provision Regulations, 2015 place an emphasis on post-closure water pumping and treatment and the need for upfront provision to be set aside for the management of these types of impacts.
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
We continue to engage with the DFFE and the DMRE regarding matters relating to financial provision including the Financial Provision Regulations, 2015, as well as the adjustment of financial provision in respect of the mining operations. There are concerns about the ambiguity of the provisions and how they can be operationalized within the prescribed transitional time frames, which may result in misinterpretation, mis-application and potential disputes with the DFFE, any of which could have a material adverse effect on our business, operating results and financial condition. See note 24 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
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
Other key environmental legislation includes the South African National Water Act, 36 of 1998 (“NWA”), the National Environmental Management: Air Quality Act, 39 of 2004 (the "Air Quality Act"), the National Environmental Management: Waste Act, 59 of 2008 (the "Waste Act"), the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”), the Climate Change Act and the MPRDA.
The National Environmental Management Laws Amendment Act, 2 of 2022 (“NEMLAA”) was assented to on June 21, 2022. The majority of the provisions in NEMLAA came into effect on June 30, 2023, as determined by the Environment Minister. The NEMLAA contains numerous amendments to NEMA, many of which are intended to resolve several issues linked to the roll-out of the "One Environmental System" including the jurisdiction, responsibility and enforcement powers of the DFFE, DMRE and local authorities. The NEMLAA has been described as the most significant piece of environmental legislation since the implementation of the One Environmental System, bringing with it a major shift in South Africa’s environmental legislative landscape. One of the material amendments arising from the NEMLAA is that the Environment Minister may prescribe that financial provision is set aside for activities which historically have not been required to put up financial rehabilitation including the reclamation of historic residue stockpiles and deposits.
In terms of the NEMLAA, the financial provision retained by the Environment Minister must be transferred to an account administered by the Environment Minister or, where the financial provision is an insurance policy, the Environment Minister must access the funds. Harmony will have no right to regulate the way these funds are spent to rectify any latent and residual environmental impacts. Notwithstanding this, Harmony will remain liable for any such liabilities. If the latent and residual environmental liabilities do not materialize, there is no mechanism in terms of which the funds will be returned. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection - South Africa”.
The Climate Change Act 22 of 2024 (“the Climate Change Act”) was signed into law on 23 July 2024, but only becomes effective on a future date to be set by the President.
The Climate Change Act confirms that sectoral emissions targets (“SETs”) will be set for greenhouse gas (“GHG”) emitting sectors and sub-sectors which shall be reviewed and revised every 5 years. It is anticipated that the SETs will become more stringent over time. The Minister responsible for environmental affairs must identify GHG emitting activities and permissible GHG emission thresholds above which entities will be allocated a carbon budget and need to submit a GHG mitigation plan. It is anticipated that transitional arrangements will be developed which mirror the approach adopted under the Minimum Emissions Regulations published under National Environmental Management: Air Quality Act, 2004 (“NEMAQA”). Carbon budgets set out the GHG that may be emitted. At the time the carbon budget is allocated, all pollution prevention plans contemplated under the NEMAQA and the National Pollution Prevention Plans Regulations, 2017 will be deemed to be a GHG plan for the first 5-year cycle. The person to whom a carbon budget is allocated must implement the GHG plan, monitor compliance with the GHG plan and evaluate and report their performance in terms of the GHG plan. If the report indicates that the person failed, is failing or will fail to comply with the carbon budget, it will need to provide a description of the measures it will implement in order to remain within the carbon budget. The Minister may declare certain GHGs to be synthetic GHGs and specify if these must be phased out or phased down and the timeframes by when this must be achieved. One particular concern is that organs of state must review and if necessary amend “decisions” in order to ensure that the risks of climate change impacts and associated vulnerabilities are taken into consideration; and give effect to the principles and objects of the Act (“the Review”). These decisions may include existing administrative decisions such as environmental authorisations, atmospheric emissions licences, mining or production rights and tenders granted to bidders under power procurement programmes for coal or gas. Before amending these decisions, the relevant organ of state must give a the holder of such consents, approvals or awards (“the Consents”)
(i)    adequate notice of the proposed amendments to or withdrawal of Consents pursuant to the Review; and
(ii)    a reasonable opportunity to make representations regarding the amendments or withdrawal. If the relevant organs of state fail to undertake the Review, third parties such as non-governmental organisations (“NGOs”), may seek to compel these organs of state to undertake the Review in respect of particular Consents or classes of Consents. The proposed amendments to the Consents may have material implications on existing business and operations and may have a chilling effect on investment.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
Australia
In the State of Queensland, mining operations are subject to the Environmental Protection Act 1994 (Qld) (the "Queensland EPA") and Environmental Protection Regulations 2019. The Queensland EPA and Regulations prescribe the preparation and assessment of environmental impact studies for purposes of the issuance of Environmental Authorities ("EAs") to perform "environmentally relevant activities (“ERAs”), which are assessed by the Queensland Department of Environment, Science and Innovation. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental Protection – Australia”.
The Eva Copper Project was initially granted an EA on July 12, 2012 following approval of an Environmental Impact Statement (“EIS”) and an Environmental Management Plan, (“EMP”). The Eva Copper Project has since undergone various amendments, both major and minor in nature, with the current EA issued by the Queensland Department of Environment, Science and Innovation on June 12, 2024.
In addition, various other environmental legislation applies, including the Commonwealth Environment Protection and Biodiversity Conservation Act 1999 (“EPBC Act”) and the National Greenhouse and Energy Reporting Act 2007(“NGER Act”).
The EPBC Act is administered by the Commonwealth Department of Climate Change, Energy, the Environment and Water (the "DCCEEW") and provides a legal framework to protect and manage unique plants, animals, habitats and places in Australia. Projects that could have a significant impact on Commonwealth protected matters must be referred to the Commonwealth Minister for Environment, who will determine whether the proposed action requires assessment and approval under the EPBC Act. The decision to refer a project under the EPBC Act is a self-assessment process. The Eva Copper Project does not hold any approvals under the EPBC Act.
In 2024, a detailed self-assessment of the Eva Copper Project’s impacts to “matters of national environmental significance” (“MNES”) was completed which confirmed previous self-assessment outcomes being that the Eva Copper Project, as currently approved, is unlikely to have a significant residual impact on any MNES. Consequently, the risk to the Eva Copper Project as a result of not previously being referred to the Commonwealth Minister for Environment is considered to be low. Referrals under the EPBC Act may be necessary to support future amendments and will be assessed and determined on a case-by-case basis.
The Australian Government is preparing to undertake reforms to Australian environmental law. Under the Nature Positive Plan, the EPBC Act will be repealed and replaced by a package of new legislation. A new independent statutory entity called Environment Protection Australia ("EPA") will be established and will be responsible for compliance and enforcement as well as assessments and making decisions under the new legislation. National Environmental Standards ("NES") will be established to underpin the operation of the new environmental laws. Consultation has been ongoing with industry since the release of the draft bill in 2023. It is understood that the Australian Government intends to progress delivery of the Nature Positive Plan in 2024-25.
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
A Progressive Rehabilitation and Closure Plan has been prepared for the Eva Copper Project pursuant to section 754 of the Queensland EPA. This plan outlines how the project will progressively rehabilitate and eventually close the site after mining activities have concluded.

In addition, in accordance with the Queensland EPA, it is a condition of an EA for a resource activity that the holder must not carry out, or allow the carrying out of, a resource activity under the authority unless:
•an Estimated Rehabilitation Cost ("ERC") decision is in effect for the resource activity when the activity is carried out;
•the holder has paid a contribution to the scheme fund or given a surety for the authority under the Mineral and Energy Resources (Financial Provisioning) Act 2018 (the "MERFP Act"); and
•the holder has complied with the requirements under the MERFP Act for paying a contribution to the scheme fund, or giving a surety for the authority, as required from time to time.
An ERC is currently in place for preliminary site access and exploration activities at the Eva Copper Project. Revised ERC applications will need to be prepared and determined from time to time to authorize disturbance activities prior to the commencement of further construction and mining activities. As progressive rehabilitation is completed, the ERC may be adjusted to reflect the reduced liability.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
Papua New Guinea
Our PNG operations are subject to the PNG Environment Act 2000 (“PNG Environment Act”) and various related regulations and guidelines. The PNG Environment Act regulates discharges to air, land and water, and sets out the requirements for proponents to obtain an environment permit for the construction, operation and closure of prescribed activities having the potential to cause environmental harm.
An EIS is required for activities that are likely to have a significant adverse impact on the environment and other socio-economic or cultural heritage aspects. The PNG Government uses the EIS in accordance with statutory processes as the means to assess a project's impacts and benefits, and to decide whether the Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director of the Conservation and Environment Protection Authority ("CEPA") may grant the Level 3 environment permit for the project. The environment permit presents the conditions with which we must comply, and reports outlining our performance against each condition are provided to CEPA annually.
In 2010, the PNG Government engaged the Scottish Association for Marine Science ("SAMS") to conduct an independent assessment of deep-sea tailings placement ("DSTP") systems in PNG in 2010 with consideration to international best practice, and to prepare Draft General Guidelines for DSTP in PNG ("SAMS 2010"). These guidelines are referenced in the PNG Government’s Terms of Reference for an EIS for DSTP projects.
An EIS was submitted to CEPA on June 25, 2018, and an environment permit for the Wafi-Golpu Project was issued on December 18, 2020. The environment permit includes conditions relating to DSTP.
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance may cause us to incur further significant costs and could have a material adverse effect on our business, operating results and financial condition.
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Biodiversity Offsets Policy (which anticipates biodiversity offset payments to support biodiversity initiatives), and a National Oceans Policy.
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and Harmony continues to engage with the PNG Government on these matters through the offices of PNG CORE, and directly with CEPA and (in the case of mine closure) the PNG MRA. See Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations pertaining to Environmental Protection – Papua New Guinea”.
General
Failure by Harmony to comply with the conditions of our mining rights and mineral rights and environmental legislation and regulation in any of the jurisdictions in which we operate may result in fines, penalties and reputational damage or cause us to lose the right to mine, or fail to acquire new rights to mine, each potentially having a material adverse effect on our business, operating results and financial condition.
See "Integrated Annual Report for the 20-F 2024 – Environment – Environmental stewardship” on pages 91 to 98 for further discussion on the applicable legislation and our policies on environmental matters.
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

South Africa
The African National Congress (“ANC”) has been the governing party since 1994. In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalization of the SARB. Since the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalize the SARB, which have created uncertainty around this issue, notwithstanding that the SARB’s independence is constitutionally guaranteed. Although statements of the ANC suggest that nationalizing the SARB is still part of their policy, it appears that the nationalization process has been put on hold and a final resolution of the matter is still pending.
After a national election in 2024, the ANC was unable to secure an outright majority for the first time and entered into a coalition government with various other national parties, which could adversely impact the socio-economic framework in South Africa and thus on our operating results and financial condition.
Papua New Guinea
Since 2019, the government of Prime Minister James Marape has advocated a policy of "Take Back PNG", intended to increase the PNG Government’s share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by State-owned enterprises. This policy has witnessed the presentation of various proposed revisions to the mining regime which (if introduced and applied to our operations and projects) would have a materially adverse impact. In 2024, PNG has experienced heightened volatility and incidents of civil unrest, sparked by increased economic challenges, shortages of foreign currency and national fuel supply issues.
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
Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and beyond, our legal obligations could result in lawsuits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition: we are finding increasing expectations on our business to provide social investment beyond our legal obligations especially as communities demand services and basic infrastructure from companies such as Harmony (where local government has failed the communities)
As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as our company, in particular, face increasing public scrutiny of their activities.
Like other mining companies, we are under pressure to demonstrate that while we seek a satisfactory return on investment for shareholders, other stakeholders including employees, contractors, regulators, communities surrounding the operations and the countries in which we operate, also seek to benefit from our commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to generate significant revenues and/or have a high impact on the social and physical environment.
Stakeholder pressure takes many forms, including the loss of license to operate, lawsuits and investor withdrawal. The potential consequences of these pressures include reputational damage and increased social spending obligations. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities and other groups, to promote improvements in ESG performance by us and others.
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
The Company has an agreement in place with the Native Title party, the Kalkadoon People, covering the full area of the Eva Copper Project mining leases.
Papua New Guinea
In PNG, we are required under the PNG Mining Act and PNG Environment Act to pay landowners compensation for any loss or damage sustained by them arising from our exploration or mining activities. In certain prescribed instances, the quantum of these payments is regulated, but otherwise is negotiated (with determination by a mine warden in the event of disagreement).
In addition, it is practice under the PNG mining regime for Mining Lease and Special Mining Lease holders to enter into a negotiated Memorandum of Agreement (“MOA", and also referred to as a "Community Development Agreement" ("CDA")) with the PNG Government, the affected provincial and local level governments, the affected landowner(s) and other stakeholder organizations regarding the sharing of benefits derived from the mining operations. These shared benefits generally include a participation in royalties payable by the tenement holders to the PNG Government but may further extend to local infrastructure projects and other social performance objectives.
Under the Hidden Valley Mine MOA, which was executed in 2005, an agreed share of the royalties paid by us to the PNG Government is allocated among the Morobe Provincial and local level governments and various landowner groups. Also, the MOA contains agreed national content, localization and social performance plans, which address various aspects of procurement, business development, employment and training and other community support.
A Wafi-Golpu CDA will be entered into in the course of the permitting of the Wafi-Golpu Project, pursuant upon the conduct of a consultative Development Forum convened by the PNG Government at which all directly-affected landowner community groups will be represented.
Disruptions to operations or delays in projects attributable to a lack of community support or community actions can translate directly into a loss of production and increase in operational costs, a decrease in the value of a project or an inability to bring a project to, or maintain, production. For example, our PNG operations have on occasion been disrupted by the blockading of access routes by landowners and occupants of the land the subject of such operations. These disruptions arise from a range of operational and non-operational grievances, including non-distribution by the PNG Government to local communities of mine-

derived royalties and other benefits, inter-community land ownership disputes, unhappiness with local or regional infrastructure or services delivery, and local business rivalries regarding the provision of goods and services to the operations.
The cost of implementing measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact our reputation, business, operational results and financial condition. See "Integrated Annual Report for the 20-F 2024 – Harmony – Material matters" on pages 36 to 43 and "Harmony – Stakeholder engagement” on pages 44 to 49.
We may not be able to meet our ESG targets due to unforeseen factors beyond our control
We have announced a range of net zero and other ESG-related targets for the next five years, including environmental management, land rehabilitation, climate change, energy and emissions management, water use optimization, tailings and waste management, air quality, biodiversity and conservation, employee health and safety, wellness and healthcare, community empowerment, corporate social investment and corporate governance. We cannot guarantee that we will meet all these targets. For instance, the climate crisis cannot be addressed by Harmony, or any organization, on its own. Our progress is dependent not only on our own actions but on (i) the governments of the countries in which we operate, (ii) clear, early regulatory policy to help drive the change needed to meet our targets and (iii) actions of those in our value chain and wider society. Failure to meet these targets could have a material adverse effect on our business, operating results and financial condition, as well as pose reputational and litigation risks. See "Integrated Annual Report for the 20-F 2024 – Environment" set forth on pages 91 to 164.
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
A number of international measures seeking to mitigate or limit GHG emissions have been ratified by South Africa, Australia and PNG, including the Paris Agreement, a treaty negotiated at the Conference of the Parties of the UN Framework Convention on Climate Change in Paris in December 2015 (the “Paris Agreement”), pursuant to which member countries set out the manner and period in which they plan to reduce emissions. This commitment or “nationally-determined contribution” is informed by each member country’s circumstances:
•Pursuant to South Africa’s nationally-determined contribution, GHG emissions will peak between 2020 and 2025, plateau from 2025 to 2035 and thereafter decline from 2036 onwards.
•The Australian government has committed to reaching net zero emissions by 2050 and, in 2022, announced additional emissions reduction targets of 43% on 2005 levels by 2030.
•PNG’s GHG emissions have historically been negligible. However, according to PNG’s nationally-determined contribution, economic development in PNG will see an increased reliance on fuel. The PNG Government therefore plans to reduce fossil fuel emissions in the electricity generation sector and transition to 100% renewable energy by 2030, provided that funding is available.
The Carbon Tax Act was enacted to assist South Africa in meeting its objectives under its nationally-determined contribution. The Carbon Tax Act came into effect on June 1, 2019. Pursuant to the Carbon Tax Act, a party is liable to pay a carbon tax if it conducts an activity in South Africa resulting in GHG emissions above the threshold set out in Schedule 2 to the Carbon Tax Act. The tax is charged at a rate of R159 per tonne of GHG emissions generated by burning fossil fuels, unintentionally emitting GHGs during the extraction, processing, delivery and burning of fossil fuels for energy production, including from industrial plant and pipelines, and conducting manufacturing processes that chemically and physically transform materials.
The tonnage of GHGs in respect of these activities is determined by multiplying GHG emission factors contained in the Schedules to the Carbon Tax Act by the mass of fossil fuels or raw materials used or produced, as the case may be. Until December 31, 2025 the tax rate will be increased annually by the consumer price index (“CPI”) plus 2%. Thereafter, the rate will increase annually by the CPI.
In order to reduce the significant tax that results by multiplying the total tonnage of GHG by R159, the Carbon Tax Act makes provision for various “allowances” which could result in a decrease of the carbon tax payable by up to 95%. These allowances include:
•     allowance for fossil fuel combustion;

•    allowance for industrial process emissions;
•    allowance in respect of fugitive emissions;
•    a trade exposure allowance;
•    a performance allowance;
•    a carbon budget allowance; and
•    an offset allowance.
These allowances reduce the effective carbon tax rate to between R8 and R64 per tonne of GHG. Pursuant to section 19 of the Carbon Tax Act, the South African Minister of Finance ("Minister of Finance") must make regulations regarding: the sub sector GHG emissions intensity benchmark required in order to calculate the performance allowance, the manner in which the trade exposure allowance must be determined and carbon offsets which have all now been promulgated. The South African National Treasury published amendments to the National Greenhouse Gas Emission Reporting Regulations in May 2024, which extended the validity of offset projects to December 31, 2025, to align it with the already approved extension of the phase 1 carbon tax process.
As discussed above under "–Risks Related to ESG", the Climate Change Act was signed into law on July 18, 2024, and was published on July 23, 2024. However, in terms of Section 35 of the Act, it will only come into effect on a date fixed by the President, by proclamation in the Government Gazette, which has not yet occurred. The Climate Change Act would impose carbon budgets on entities in certain high-emitting industries, such as mining. It also requires companies, including Harmony, to submit pollution prevention plans covering the period from January 1, 2021 to December 31, 2025. The carbon budgets are intended to operate as statutory limits for CO2e emissions in excess of which may entail a fine, or other punitive measures. It is expected that the Carbon Tax Act will be aligned with the Climate Change, such that it will set out the amount that companies will be required to pay for CO2e emissions exceeding the applicable carbon budget. Until the sectoral emission targets and carbon budgets are published, it is expected that businesses will continue to submit progress reports on their pollution prevention plans in terms of the Pollution Prevention Plan Regulations, which form the basis for the greenhouse gas mitigation plans in terms of the Climate Change Act.
Our tax liability due to the carbon tax has been provisionally estimated post 2030. However, at this time it is not possible to determine the ultimate impact of the Carbon Tax Act on the Company. Nevertheless, we have set our internal carbon price (for the South African operations) to match that of the carbon tax. We may also be liable for potential pass-through costs from our suppliers in the short term from increased fuel prices. Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act 91 of 1964 ("Customs and Excise Tax"), as part of the current South African fuel levy regime. The carbon tax on liquid fuels will be imposed at the fuel source. It is estimated that the increased fuel price would be R0.11/liter for petrol and R0.14/liter for diesel. This will have an impact on our operational expenses.
The carbon tax poses a relatively low cost to us until December 31, 2025 after which it is anticipated that the “allowances” discussed above will be reduced and the tax will be increased. It is also anticipated that carbon taxes will be imposed on electricity usage generated from fossil fuels. The impact of the carbon tax on us arising from electricity usage after December 31, 2025 is estimated to range from R100m to R600m by 2030. Although these rates as well as the longer term assumptions have been built into our business plans, with a 300% absolute increase in the price of carbon over the next seven years, it is set to put significant pressure on our business.
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
Assessments of the potential impact of future climate change regulations are still uncertain, given the wide scope of potential regulatory change in South Africa. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.
Climate Change legislation and policy
South Africa
As mentioned above, the Climate Change Act was published on July 23, 2024, in response to the international commitments made under the Paris Agreement. It aims to address climate change in the long-term by aiming for a climate resilient and low carbon economy in South Africa.
Australia
In 2022, Australia passed the Climate Change Act 2022 (Cth) which enacts the 2030 and 2050 emission reduction targets in legislation. The Australian government has also progressed reforms in a number of sectors to align with its climate targets, including amendments to the Safeguard Mechanism, the primary tool to limit emissions from large emitting facilities. See “– We are subject to extensive environmental regulations in the countries in which we operate – Australia”. Such regulatory initiatives and related costs, while they are not expected to have significant impact in the near term, could have a material adverse effect on the business, operating results and financial condition in the future.

Papua New Guinea
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
Additionally, a number of regulators are adopting or considering new environmental disclosure rules. For example, in March 2024, the SEC adopted final rules under SEC Release No.34-99678, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Disclosure Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. While the SEC stayed the effectiveness of the SEC Climate Disclosure Rules in April 2024 and it is uncertain if or when compliance will be mandated, a number of other jurisdictions are also mandating disclosure of climate-related risks and effects. These recently enacted and proposed regulations may impose meaningful costs and demand significant attention from management, all of which could affect our business and our results of operations.
See "Integrated Annual Report for the 20-F 2024 – Environment – Environmental stewardship", and "Environment – Climate change, energy and emissions management” on pages 91 to 98 and 103 to 111 for disclosure regarding our GHG emissions.
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
The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds. On January 31, 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. See Item 8: “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and "Integrated Annual Report for the 20-F 2024 – Social – Health and wellness” on pages 180 to 188 for further information. See note 25 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
At June 30, 2024 the provision in our statement of financial position was R255 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates.
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
Some operations have received draft licenses for review and comment before finalization by the regional directors at the DWS. Kusasalethu, Moab, Mponeng, Mine Waste Solutions, Kareerand and Kalgold received their final water use licenses. These licenses, however, contain conditions that are impossible to meet and, as a result, we have applied to amend the relevant conditions.
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

Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of Acid Mine Drainage at any of our mines could affect our ability to comply with our water use license requirements.
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
To authorize the take of groundwater from a bore/borefield, a water license is required only if the bore is in an area where groundwater is managed (i.e. within an identified groundwater unit of a relevant water plan). The applicability of water license requirements is under investigation as part of ongoing studies into water supply options for the Eva Copper Project.
Should we breach any obligations in complying with the provisions of any permit or license or any laws and regulations under which they were issued, our permit or license could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
Papua New Guinea
In PNG, a single, project-comprehensive environment permit is issued by the Managing Director of CEPA under the provisions of the PNG Environment Act. The permit includes provisions for both water extraction and waste discharge. An annual administration fee is payable for this permit.
Should we breach any obligations in complying with the provisions of our environment permit or the PNG Environment Act, our permit could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
See "Integrated Annual Report for the 20-F 2024 – Environment – Water use” on pages 112 to 120.
Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility, could adversely impact our financial condition, our operational results and our reputation
Mining companies face inherent risks in their management of uneconomical milled ore residue and water, known as tailings, which includes the operation of tailings storage facilities and other tailings disposal systems, like DSTP. Tailings storage facilities are engineered structures built for the containment of tailings, and DSTP facilities are engineered pipeline and mixing infrastructure for the placement of tailings in the sea.
We presently operate only tailings storage facilities, but DSTP is the approved tailings management system for the proposed Wafi-Golpu Project. The proposed use of DSTP facilities at the Wafi-Golpu Project may expose us to reputational risk or litigation by way of class action or individual claims, which (if successful) could have a material adverse impact on the Wafi-Golpu Project.
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

Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on our business, operating results and financial condition. See "Integrated Annual Report for the 20-F 2024 – Environment – Tailings and waste management” on pages 121 to 129.
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
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture projects
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, with effect on October 1, 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. In December 2022, Harmony acquired its Eva Copper Project in Queensland, Australia.
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
As at June 30, 2024, we had substantial amounts of property, plant and equipment and other assets on our consolidated balance sheet. The impairment charges relating to property, plant and equipment, and other assets recorded in fiscal 2024 was R2.8 billion. If management is required to recognize impairment charges in the future, this could have a material adverse effect on our results of operations and financial condition.
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
The occurrence of any of these events could adversely affect our results of operations and our financial condition. See “ – The impact from, and measures taken to address communicable diseases, such as Covid-19, HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.''
Our ability to service our debt also depends on the amount of our indebtedness.
In May 2022 we entered into a US$400 million sustainability-linked syndicated term and revolving credit facility, a R2.5 billion sustainability-linked revolving credit facility, as well as a R1.5 billion Green term loan. The first two facilities have a three-year term and include two extension options of one year each and the last facility has a six and one-half year term. The second extension option on the US$400 million and the R2.5 billion sustainability-linked loan was exercised during the year, extending the maturity date to May 2027. At June 30, 2024, US$100 million was drawn against the US$ facility but there was no amounts drawn against either of the Rand facilities. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Cash flows from financing activities” and “- Outstanding Credit Facilities and Other Borrowings”.
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
We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets without compensation
With increasing resource nationalism in recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have imposed greater participatory imposts on the mining industry. In South Africa, draft legislation has been proposed that would envisages greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, an increase in the South African government’s holdings in mining companies and potentially the expropriation of mining assets without compensation. Such imposts, whether in the form of taxes, royalties and levies, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, are an increasing feature of the global mining industry and could materially adversely affect our business, operating results and financial condition. See Item 4 "Business Overview - Land expropriation", "- Assessed losses", "- Base erosion and profit shifting" and "- Renewable energy".
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
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG Government agencies. Over that period, various draft revisions of the PNG Mining Act have been submitted to the PNG CORE for its comments, most recently in 2018 and 2020. Proposed revisions include significant increases in the rate of royalties payable to the PNG Government, and changes to the terms governing the PNG Government's option to purchase an interest in a mineral discovery. If enacted and applied to our operations and projects in PNG, these revisions could have a material adverse effect on our business, operating results and financial condition. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of PNG CORE, and directly with the PNG MRA, the CEPA and the DMPGM.
A new Income Tax Act (to simplify and modernize the PNG income law) is in the process of being drafted and is expected to be passed in the 2024 budget, with an expected commencement date of January 1, 2025. If enacted, there will be a transition period of 13 months given to taxpayers to enable them to familiarize themselves with the new Income Tax Act and its requirements. The draft regulations are expected to be ready in the first half of 2024 and will be circulated for consultation. The income tax act will include the introduction of a capital gains tax, which is expected to tax capital gains at a rate of 15%.
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
As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
We have a Deferred Share Plan as part of our Total Incentive Plan that came into effect in 2020. Our shareholders have authorized up to 25,000,000 shares of the issued share capital to be used for this plan.
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through the share plan.
A new Employee share ownership plan ("ESOP'') was implemented in 2024 and shares have been issued.
The continued status of South Africa’s credit rating as non-investment grade, as well as the recent grey-listing of South Africa by the FATF, may have an adverse effect on our ability to secure financing on favorable terms
Adverse credit ratings deter some investors, threatening our ability to create and protect value in the long term, and affecting our market capitalization. Over the past several years, the slowing economy, rising sovereign debt, escalating labor disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South Africa’s sovereign credit ratings.

Currently, South Africa’s sovereign credit is rated as non-investment grade: Fitch has assigned South Africa a sovereign credit rating of BB-, Moody’s has assigned South Africa a sovereign credit rating of Ba2 and S&P has assigned South Africa a sovereign credit rating of BB-. Most recently, on January 19, 2024, Fitch affirmed South Africa’s sovereign credit rating as BB- and maintained the outlook as stable. Previously:
•on November 17, 2023, S&P affirmed South Africa’s sovereign credit rating as BB- and maintained the outlook as stable;
•in February 2023, the FATF, an inter-governmental body, published their 'Mutual Evaluation Report' that highlighted several shortcomings of the criminal justice system insofar it relates to the prosecution and conviction of commercial crimes as well as acts of money laundering. South Africa was classified as a country under increased monitoring (also referred to as "grey-listing"); and
•on April 1, 2022, Moody’s affirmed South Africa’s sovereign credit rating as Ba2 and upgraded the outlook to stable.
The continued status of South Africa’s credit rating as non-investment grade and any downgrading by any of these agencies, as well as the grey-listing by the FATF, may adversely affect the South African mining industry and our business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
Australia’s credit rating outlook was affirmed as stable in September 2023 with long-term foreign and local currency sovereign credit ratings of AAA, and while PNG’s credit rating outlook was affirmed as stable in June 2024 with long-term foreign (B-) and local currency (B) sovereign credit ratings. While impact and risk is currently primarily driven by the South Africa’s sovereign risk rating, once the Eva Copper Project and the Wafi-Golpu Project are completed and operational, management anticipations that reliance and dependencies on South Africa’s sovereign credit ratings may change.
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
In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued to do so in fiscal 2024. These include high inflation and interest rates,as well as increasing geopolitical tension which is currently creating increased demand for gold by central banks amongst others which may continue to result in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2015 - 2024

	Price per ounce (US$)
Calendar year	High	Low	Average
2015	1,296	1,049	1,160
2016	1,366	1,077	1,251
2017	1,346	1,151	1,253
2018	1,355	1,178	1,268
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799
2022	2,039	1,629	1,800
2023	2,135	1,804	1,953
2024 (up to and including October 25, 2024)	2,751	1,985	2,330
On October 25, 2024, the afternoon fixing price of gold on the London bullion market was US$2,731.
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
In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate reserves. The use of lower gold prices in reserve calculations and life-of-mine ("LOM") plans could also result in material impairments of our investment in gold mining properties or a reduction in our reserve estimates and corresponding restatements of our reserves and increased amortization, reclamation and closure charges.

Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
Fuel, energy, and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel, and mining equipment, contribute a significant portion of a mining company's operating costs and capital expenditures. In 2024, the price of Brent crude oil exhibited a volatile though downward sloping trend in recent months, due to weakness in the Chinese economy, which pressured the demand for crude oil.
The latest monthly average data indicates that Brent crude oil prices decreased by a significant 21.0% on a year-on-year basis to average at US$74.29 per barrel in September 2024. When considering quarterly data, Brent crude oil prices averaged at US$80.15 per barrel in the third quarter of 2024, a significant decrease of 7.6% when compared to the average of US$86.75 per barrel recorded during the third quarter of 2023.
When highlighting recent daily movements, Brent crude oil futures prices decreased by more than 4.0% to trade at a near two-week low of US$73.95 per barrel October 15, 2024. The decline in oil prices was driven by a combination of factors, including the release of weaker global oil demand forecasts for 2024 from both the Organization of the Petroleum Exporting Countries (''OPEC'') and the International Energy Agency (''IEA''), with China accounting for much of the downgrades. The IEA forecasts a significant oil market surplus in the coming year, as public inventory exceeded 1.2 billion barrels; along with spare capacity from OPEC+ at historic highs. The agency also lowered its global oil demand growth forecast for this year amid weak demand from China. Global oil demand is expected to increase by 860 000 barrels per day (''bpd'') in 2024, which is 40 000 bpd less than the previous forecast. Furthermore, oil demand is expected to increase by 1.0 million bpd in 2025, an upward adjustment of nearly 50,000 bpd from the previous forecast.

The conflict in the Middle East and the potential impact on oil supply from Iran remain a concern.
Fluctuations in oil has a substantial impact on both operating costs and capital expenditure estimates. In the absence of other economic fluctuations, such price variations have the potential to cause significant changes in the overall expenditure estimates for new mining projects. In certain cases, these changes could render specific projects non-viable, which would have a material adverse effect on our business, operating results, and financial condition.
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
Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us
We have historically declared all dividends in South African Rand. As a result, exchange rate movements may have affected the US dollar value of these dividends, as well as of any other distributions paid by the Depositary to holders of ADSs.
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
Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition
While inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of 3% - 6% set by the SARB, it began to increase significantly in the latter half of fiscal 2022. At the end of fiscal 2022, 2023 and 2024, inflation was 7.4%, 5.4% and 5.1%, respectively, in South Africa. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including raw material, transportation and labor costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Harmony’s business, operating results and financial condition.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Specifically, Russia’s invasion of Ukraine has led to sanctions, travel bans, and asset or financial freezes being levied by the governments of the United States, the EU, the United Kingdom and other jurisdictions against Russian entities and individuals, with additional sanctions being proposed. These sanctions and other measures have had a significant impact on commodity prices, including increased oil, gas, steel and gold prices. Additionally, ongoing conflicts in the Middle East may cause increased inflationary pressures and could cause general global economic conditions to deteriorate. The oil price is a driver of a number of input costs, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Harmony’s business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
At the end of fiscal 2022, 2023 and 2024, inflation was 5.25%, 2.3% and 5.0% (forecast) respectively, in PNG and 6.1%, 6.0% and 3.8% respectively, in Australia.
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
Coupled with the volatility of commodity prices as well as the rising trend of input costs, such factors could result in initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns and divestments. Further, sudden changes in a LOM plan or the accelerated closure of a mine may result in the recognition of impairments and give rise to the recognition of liabilities that are not anticipated.
Due to the ongoing geopolitical tensions and armed conflict between Russia and Ukraine following Russia’s military invasion, various sanctions have been imposed on Russia by the United States, EU, United Kingdom, and other jurisdictions. Although our direct commercial interests in Russia, Ukraine, and affected areas are limited, these sanctions, any further restrictions, and potential retaliatory actions by Russia or other nations have contributed to a sharp rise in oil and energy costs, which are significant input expenses for our operations.
The conflict and the retaliatory measures already taken, and that could be imposed in the future by the United States, EU, United Kingdom, and other governments have escalated global security concerns. This escalation raises the risk of broader regional or global conflict and could have a lasting impact on regional and global economies, any or all of which could adversely impact our business and financial performance.
In addition to the Russia-Ukraine conflict, escalating tensions in the Middle East, particularly recent conflicts and instability, present further geopolitical risks that may impact Harmony. Disruptions in this region, which is a crucial supplier of global energy, could drive up oil and energy prices even more, intensifying our operational costs. Furthermore, heightened instability may affect global supply chains, potentially delaying essential materials and equipment critical to our operations. These dynamics also increase the likelihood of broader regional or international conflicts, further straining markets and potentially impacting the global economy, which in turn could adversely affect our business performance and strategic planning.

In addition to the potentially adverse impact on the profitability of our operations, any uncertainty on global economic conditions may also increase volatility or negatively impact the market value of our securities. Any of these events could materially adversely affect our business, operating results and financial condition.

Other Regulatory and Legal Risks
Breaches in our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
We maintain global IT systems to support our business activities. Our IT systems may experience service outages that may adversely impact our business activities. This includes potential cybercrime and disruptive cyber attacks. Our vulnerability to such cyber-attacks could also be increased due to a proportion of our employees working remotely. The sophistication and magnitude of cybersecurity incidents are growing and include malicious software, attempts to gain unauthorized access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of Harmony’s IT systems or financial losses from remedial actions. See Item 16K: ''Cybersecurity''.
We may also adopt AI and other emerging technologies into its own IT systems or integrate AI within its mining operations. Such tools may additionally be utilized by our contractors and third parties that we conduct business with. The use of AI may not meet the existing and rapidly evolving regulatory standards and could introduce security risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Limited expertise and skills shortages could prevent Harmony from effectively using or promptly implementing AI and other technologies.
A sharp increase in ransomware-related threats has also been recorded throughout the mining industry, with several high-profile organizations experiencing disruptions. The information security management system, or ISMS, protecting our IT and operating technology ("OT") systems may not prevent future malicious action, including denial-of-service attacks, ransomware attacks or fraud by individuals, groups or organizations resulting in the unavailability of IT systems and data, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
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
On May 25, 2018, the General Data Protection Regulation (“GDPR”) came into force. The GDPR is an EU-wide framework for protecting personal data being processed in or outside the EU based on certain application criteria. The GDPR enhances existing legal requirements through several new rules, including more substantial rights for data subjects’ cross-border transfer of information and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.The GDPR was implemented in law of England and Wales by the European Union (Withdrawal) Act 2018 (the “UK GDPR”), which may require a fine of up to £17,500,000, or four percent, of the total worldwide annual turnover of the preceding financial year, whichever is higher. Furthermore, both the GDPR and the UK GDPR have a scope that extends beyond the borders of the European Union and the United Kingdom, respectively, and therefore do not only affect EU or UK operations.
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
The information set forth under the headings:
•“– Harmony – About Harmony” on pages 4 to 5;
•“– Harmony – Business model” on pages 13 to 14;
•“– Delivering profitable ounces – Operational performance on pages 50 to 88; and
•“– Delivering profitable ounces – Exploration and projects” on pages 89 to 90 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference. Also see note 19 “Investments in Associates” and note 20 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
For information concerning our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to Item 4: "Information on the Company – Business Overview –Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
In fiscal 2024, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is www.harmony.co.za.

Recent Developments
Developments since June 30, 2024
•During August 2024, management received information relating to the preliminary results of the exploration drilling program conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces as indicated by the preliminary results constitutes an indication of impairment. The indicator is considered to be an adjusting event as it provides more reliable information of circumstances that already existed as at June 30, 2024. Therefore an impairment assessment was performed for Target North at the reporting date.
•On July 30, 2024, the Queensland Government announced its decision to provide conditional grant funding of A$20.7 million for Eva Copper under the Mount Isa Mining Acceleration Programme. The grant is subject to a number of conditions, including that Harmony reach a positive final investment decision by January 2026. This constitutes a non-adjusting subsequent event. Management is still assessing the 2025 financial year accounting treatment and impact of the government grant
•On September 4, 2024, a final dividend of 94 SA cents was declared, which was paid on October 14, 2024.
•Effective from September 1, 2024, Harmony has entered into an agreement with RMA Life Assurance Company Limited ("RMA") to transfer the liability in respect of the medical promise and medical aid subsidy, and the administration thereof, from Harmony to RMA. During September 2024, Harmony will transfer a once-off amount of R350 million to RMA as a single premium for the transfer of the on-balance sheet liability of R290 million. Once Harmony and RMA have fulfilled all the relevant clauses per the contract, the liability will be derecognized.
•On October 23, 2024, Harmony fulfilled all its obligations stemming from the streaming arrangement with Franco Nevada. See note 29 “Streaming arrangements” to our consolidated financial statements set forth beginning on page F-1, for further information on the Franco-Nevada streaming arrangement. Going forward, all gold revenue generated by the Mine Waste Solutions operation will be based on quoted market prices. This constitutes a non-adjusting subsequent event.

B. BUSINESS OVERVIEW
The information set forth under the headings:
•“– Harmony – About Harmony” on pages4 to 5;
•"– Harmony – Our strategy" on pages 6 to 12;
•"– Harmony – Business model" on pages13 to 14;
•“– Harmony – Our operating context” on pages 24 to 30;
•"– Harmony – Our risks and opportunities" on pages 31 to 35;
•"– Harmony – Material matters" on pages 36 to 43;
•"– Harmony – Stakeholder engagement" on pages 44 to 49;
•“– Delivering profitable ounces – Operational performance" on pages 50 to 88;
•“– Delivering profitable ounces – Exploration and projects” on pages 89 to 90;
•“– Environment" on pages 91 to 164; and
•“– Social” on pages 165 to 211
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
Capital Expenditures
Capital expenditures for all operations and capitalized exploration incurred for fiscal 2024 amounted to R8,327 million, compared with R7,598 million in fiscal 2023. During fiscal 2024, capital expenditures at Hidden Valley accounted for 19% of the total, with Mine Waste Solutions for 18%, Moab Khotsong for 16%, Mponeng for 11% and Doornkop at 8%. During fiscal 2023, capital expenditures at Hidden Valley accounted for 23% of the total, with Moab Khotsong for 15%, Mine Waste Solutions for 12%, Doornkop and Mponeng each at 9%.
The focus of our capital expenditures in recent years has been underground development, major projects such as Zaaiplaats and Kareerand, as well as plant improvement and upgrades. During fiscal 2024, the capital expenditure was funded from Harmony's cash generated by operations. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital Resources”.
We have budgeted approximately R10,781 million, excluding capital allocated for renewables, other international projects, Eva Copper and Wafi-Golpu, for operational capital expenditures in fiscal 2025. We currently expect that our planned operational capital expenditures will be financed from cash generated by operations and new borrowings as needed. Details regarding the capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2025
(R’million)
South Africa
Moab Khotsong[1]	1,469
Mponeng[2]	2,148
Tshepong North	724
Tshepong South	565
Doornkop	916
Joel	308
Target 1	594
Kusasalethu	384
Masimong	114
Mine Waste Solutions	1,352
Other - surface	354
International
Hidden Valley[3]	1,853
Total operational capital expenditure	10,781
Total capital expenditure	10,781
1    Includes capital expenditure for Zaaiplaats.
2    Includes capital expenditure for the life-of-mine extension project
3    Includes capitalized stripping costs.
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
Compliance with each of the provisions of the MPRDA, environmental authorization, mining work program and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMRE in accordance with the provisions of the MPRDA and the right. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an EMPr, or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right.
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
On June 21, 2013, the Minister introduced the MPRDA Bill into Parliament. The DMRE briefed the National Assembly's Portfolio Committee on Mineral Resources in July 2013. The MPRDA Bill was passed by both the National Assembly and the National Council of Provinces (“NCOP”) on March 27, 2014. In January 2015, the former President, Jacob Zuma, referred the MPRDA Bill back to Parliament for reconsideration and on November 1, 2016, the Portfolio Committee on Mineral Resources

tabled non-substantial revisions to the MPRDA Bill in the National Assembly and a slightly revised version of the MPRDA Bill was passed by the National Assembly and referred to the NCOP. On March 3, 2017, the National Assembly passed certain minor amendments to the MPRDA Bill. The National Assembly referred the MPRDA Bill to the NCOP where the Select Committee received comments on the draft legislation. While the chairperson of the Select Committee had targeted January or February of 2018 to pass the legislation in August 2018, the Minister announced that, given certain concerns with the MPRDA Bill, his recommendation would be to withdraw it entirely. The South African Cabinet subsequently supported the Minister's proposal to withdraw the MPRDA Bill. While the MPRDA Bill was not formally withdrawn by Parliament, it lapsed on March 28, 2019. Although Parliament has the ability to revive a lapsed Bill, it seems unlikely that it will revive the MPRDA Bill given both the Minister's and Cabinet's support for its withdrawal.
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
In 2023, the DMRE indicated that certain amendments to the MPRDA would be made. To this end, the DMRE convened a MPRDA Review Summit which was held on July 13, 2023 where a number of stakeholders were invited and participated in preparatory discussions aimed at establishing what aspects of the current MPRDA legislation need to be amended.
On July 11, 2024, during the DMRE 2024/25 Budget announcement following South Africa’s general elections, Minister Gwede Mantashe announced that the DMRE would be split into two separate Ministries: the Department of Mineral and Petroleum Resources and the Department of Electricity and Energy. In addition,the Minister indicated that the DMRE (as it still is currently) was in the process of drafting amendments to the MPRDA to address certain perceived deficiencies and to bring the legislation in line with international best practice. The proposed amendments have not yet been made public and it is not clear whether the DMRE intends to overhaul the MPRDA Bill in its entirety, or if its new draft amendments will be part of a revival of the lapsed MPRDA Bill.
More clarity on the impact of any suggested changes to the MPRDA would be obtained once the suggested MPRDA amendments have been circulated for public comment. The Minister stated in his July 11, 2024 speech that the incoming MPRDA amendments would form part of a wider review of the sector’s regulations policies. Illegal mining, retrenchments in the mining sector, mine health and safety, South Africa’s current licensing regime, and support for emerging and junior mining operations were cited as areas of the DMRE’s focus.
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
In addition, mining companies were required to monitor and evaluate their compliance with the Amended Charter and submit annual compliance reports to the DMRE. The "scorecard" attached to the Amended Charter made provision for a phased-in approach for compliance with the above targets over the five-year period ending on December 31, 2014. For measurement purposes, the scorecard allocated various weightings to the different elements of the Amended Charter. Failure to comply with the provisions of the Amended Charter would, according to its provisions, ostensibly amount to a breach of the MPRDA and could have resulted in the cancellation or suspension of a mining company’s mining rights.
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
Some of the material changes introduced by Mining Charter III include:
•in relation to existing mining rights, the continuing consequences of historical black economic empowerment (''BEE'') transactions will be recognized and existing right holders will not be required to increase their HDSA shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDSA ownership or where they achieved the 26% HDSA ownership but their HDSA shareholder has since exited;
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
For details of our compliance in the regard, see “Integrated Annual Report for the 20-F 2024 – Governance – Mining Charter III – compliance scorecard” on pages 251 to 252.
Regulations under the MPRDA
On March 27, 2020 the Minister published for implementation the Amended Regulations, which amended the original MPRDA Regulations. The Amended Regulations include the following notable changes:
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
The Royalty Act
The Mineral and Petroleum Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008, were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2024, the average royalty rate for our South African operations was 2.39% of the gross sales leviable amount.
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
In terms of the Geoscience Regulations, entities which hold historical information relating to onshore and offshore geoscience data and information are obliged to notify the CG that such data and information is in their possession.Following such notification, the CG, at its expense, must arrange to collect the data and/or information. Lastly, the Geoscience Regulations classify all geoscience data and information not related to prospecting and reconnaissance, preceding the coming into operation of these Geoscience Regulations, as historical data, and the same provisions and time described above will apply.
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
Mineral Rights – Australia
In Australia, mining is regulated by the laws of the state in which the deposit is situated and the mining activity occurs. Our only current mining activity in Australia is the Eva Copper Project, located in the State of Queensland. Mining in Queensland is regulated by the Queensland MRA, the Mineral and Energy Resources (Common Provisions) Act 2014, the MQSH Act, and the regulations, practice manual, operational policies and guidelines thereunder.
Generally, all mineral resources in Queensland are owned by the State of Queensland. These resources are managed by the Queensland Department of Resources. Under the Queensland MRA, the Queensland Department of Resources requires all large mining projects to apply for an applicable resource authority, being (as the case may be) an EP, ML and/or a mineral development license. An EP allows the holder to carry out exploration activities to determine what minerals exist and their quality and quantity in or under land or in the waters or sea above such land, in accordance with agreed work programs and subject to compliance with prescribed security and financial obligations.
If the holder of an EP wishes to develop a mine to exploit discovered resources, application must be made for an ML. This entitles the holder to machine-mine specified minerals and carry out activities associated with mining, including infrastructure to support mining operations. The Queensland MRA and mining tenements issued thereunder contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Mining in Queensland is also subject to the Native Title Act. Any "future act" on land or waters that will affect native title rights and interests is subject to native title processes intended to protect such rights and interests through a right to negotiate enabling affected parties to reach agreement on the terms of consent concerning the proposed future acts, including monetary compensation, employment and training, contracting opportunities and cultural heritage. These arrangements are captured in Indigenous Land Use Agreements, which are then registered with the National Native Title Tribunal.
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

Almost all land in PNG is owned by a person or group of persons under customary ownership and is not generally overlaid by landowner title. The customary owners of the land have in some instances been formally identified through the work of the Land Titles Commission. However, there is often considerable difficulty in identifying landowners of a particular area of land because land ownership may arise from both contract and inheritance, and because of the absence of a formal written registration system.
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

In May 2019, Hon James Marape M.P. was appointed Prime Minister of PNG following a vote of no confidence in the previous government. Following a national general election in September 2022, he was re-appointed as Prime Minister for a second term. Since his appointment, the PNG Government has advocated a policy of "Take Back PNG", including a review and restructuring of resource laws so as to increase the PNG Government's share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects, and promote direct involvement in mining and exploration by a State-owned entity ("SOE").

Various draft revisions of the PNG mining legislation have subsequently been circulated for comment and/or introduced:

•In June 2020 proposed revisions of the PNG Mining Act were circulated for comment, including an increase in the royalty rate and changes to the terms of the PNG Government's option to acquire an interest in a mineral discovery, the percentage extent of such option, the consideration payable for it, and the contributions to be made by the PNG Government pursuant to it. Other proposed revisions included the introduction of a development levy and a waste fee, the introduction of an obligation to maintain production at minimum prescribed levels, a prohibition on non-local “fly-in, fly-out” employment practices, and the introduction of downstream processing obligations (including a national gold refinery and bullion bank). It is presently uncertain if the proposed revisions will be progressed, or (if adopted) whether or how they will be applied to our current operations and projects in PNG. If enacted in their proposed form and applied to our operations and projects in PNG, the revisions will potentially affect those operations and projects and could have a material adverse effect on our business, operating results and financial condition.

•In June 2020 the Mining (Amendment) Act 2020 (the "PNG Mining (Amendment) Act") was enacted, which requires the real-time provision of production and mineral sales data to the PNG MRA. The PNG Mining (Amendment) Act also amended the PNG Mining Act to provide that the PNG Government has the power to reserve land that is subject to an expired, cancelled, surrendered or relinquished tenement. Wholly or majority PNG-owned entities, including an SOE, then have a statutory priority in applying for a new tenement over the reserved land.

•~~I~~n July 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialization of State Businesses (the “PNG Organic Law") was tabled for reading in Parliament. The PNG Organic Law (if adopted) will materially alter the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to an SOE (which will not be subject to the PNG Mining Act or the regulation of the PNG MRA), and the transformation of the methodology of its participation in mining operations from a concessionary to a production sharing regime. The PNG Organic Law is silent on the form and content of the production sharing regime to be entered into, which arrangements it envisages will be negotiated by the SOE on a case-by-case basis. The PNG Organic Law was not progressed and it is presently uncertain if it will be adopted, or (if adopted) whether or how the PNG Organic Law will be applied to our current operations and projects in PNG. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of PNG CORE and directly with the PNG MRA and the DMPGM.

•In August 2023, the PNG Department of Commerce and Industry presented a draft "Papua New Guinea National Content Policy for Resource Sectors 2023-2027", which policy is designed to encourage greater national participation and partnership in major resource investments in PNG. It has five key focus areas, namely domestic procurement of goods and services and supplier development; localization of employment opportunities; skilled workforce development; greater equity participation by PNG; and sustainable development of project impacted communities. It is presently uncertain the extent to which, and how, the proposed policy will be applied to our current operations and projects in PNG.

•In April 2024, proposed revisions of the PNG Mining Act circulated for comment included introduction of a right to the PNG Government to acquire 30% equity in a project at no cost to the PNG Government, a provision requiring that applicants demonstrate their financial capacity to develop the project as a condition precedent for grant of a mining lease, including proof of readily available funds of no less than 50% of the projected capital costs of the development, and an increase in mining royalties between the range of 5% and 10%. It is presently uncertain if the proposed revisions will be progressed, or (if adopted) whether or how they will be applied to our current operations and projects in PNG. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of PNG CORE and directly with the PNG MRA and the DMPGM.

•In May 2024, a National Gold Corporation Bill was tabled proposing to establish a statutory monopoly over gold refining, whereby all refining of all PNG gold products would by force of law be required to be performed exclusively by a refinery operated, nominated or appointed by the National Gold Corporation, and compelling all PNG gold producers (including alluvial miners) by force of law to deliver their gold products to it for refining. These provisions would have material commercial and legal implications for all producers, and after strong public resistance and objections from PNG CORE, the Bill was formally withdrawn. It is presently uncertain if the proposed provisions will be progressed at some future time, or (if adopted) whether or how they will be applied to our current operations and projects in PNG.

Health and Safety - South Africa
Mining operations in South Africa are governed by the MHSA, as well as the Regulations binding thereunder. The objectives of the MHSA are:
•to protect the health and safety of persons at mines;
•to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;
•to give effect to the public international law obligations of the Republic (South Africa) that concern health and safety at mines;
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
•to promote training in health and safety in the mining industry; and
•to promote co-operation and consultation on health and safety between the State (Government), employers, employees and their representatives.
One of the most important objectives of the MHSA is to protect the health and safety of all persons directly affected by the activities at mines and not merely the health and safety of employees. An employer is obliged, in terms of the MHSA and the related regulations binding in terms thereof, to protect, as far as reasonably practicable, the health and safety of non-employees (such as visitors to a mine and the public who live in close proximity to the mine) and employees (which includes employees of independent contractors) performing work at a mine.
The word “employer” is defined in section 102 of the MHSA as the owner of the mine. In turn, an “owner” of a mine is defined to include: (i) the holder of the prospecting permit or mining authorization issued under the MPRDA; (ii) if a prospecting permit or mining authorization does not exist, the person for whom the activities in connection with the winning of a mineral are undertaken, but excluding an independent contractor; or (iii) the last person who worked the mine or that person’s successor in title.
The employer remains responsible to ensure that applicable provisions of the MHSA and the Regulations binding in terms thereof, are complied with to ensure the health and safety of persons, as far as reasonably practicable and to prevent damage to property.
The MHSA prescribes, among other things, general and specific duties for employers and other persons, determines penalties for non-compliance with the MHSA and Regulations binding thereunder, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. The MHSA also entrenches the right of employees to refuse to work in dangerous conditions. The MHSA further places an obligation on employees to protect their own health and safety, as well as the health and safety of other persons.
See “Integrated Annual Report for the 20-F 2024 – Social – Caring for our employees” on pages 189 to 196 and "Integrated Annual Report for the 20-F 2024 – Social – Health and wellness” on pages 180 to 188.
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
•a Principal Inspector of Mines may recommend prosecution to the National Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offense has been committed. Any person convicted of an offence in terms of the MHSA may be issued with a fine or sentenced to imprisonment as may be prescribed; and
•a Principal Inspector of Mines may, after considering the recommendation of an Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the regulations binding thereunder. In terms of Table 2 of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is R1 million per transgression. The MHSA does not make provision for any internal appeal against an administrative fine which has been issued unlawfully. However, if a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision to impose an administrative fine.
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
In June 2022, the Minister released the draft MHSA Amendment Bill for public comment. At present there is no indication whether the final bill will be published for further comment or when the MHSA Amendment Bill will be enacted as a final statute. In terms of the MHSA Amendment Bill certain provisions of the MHSA will be amended. The MHSA Amendment Bill contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill provides for (among others things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly CEOs), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programs. The MHSA Amendment Bill also introduces a new offence of corporate manslaughter, being that the employer will contravene or fail to comply with the MHSA if it fails to comply with a duty in terms of the MHSA and if such conduct resulted in a person’s death or in serious injury or illness of a the person. The effect of the provisions in the MHSA Amendment Bill are of that the defenses on which the employer may rely to escape liability, are limited.
Health and Safety – Australia
In Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the MQSH Act and the MQSH Regulations. Risk is effectively managed when all persons individually and as part of their respective workgroups and organizations take action to keep risk at an acceptable level, being the conduct of operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury and the severity of the injury.
Workers or other persons at mines or persons who may affect safety and health at mines or as a result of operations, have “safety and health obligations” under Division 2 of the MQSH Act. Persons including (a) (mining tenement) holder; (b) operator; (c) site senior executive; (d) contractor; (e) designer, manufacturer, importer and supplier of plant for use at a mine; (f) erector and installer of plant at a mine; (g) manufacturer, importer and supplier of substances for use at a mine; and (h) person who supplies a service at a mine have “safety and health obligations” which are specified under Division 3 of the MQSH Act.
The objects of the MQSH Act are to protect the safety and health of persons at mines and persons who may be affected by operations; and require that the risk of injury or illness to any person resulting from operations is at an acceptable level. Risk is considered effectively managed when all persons individually, or as part of their respective workgroups and organizations, take action to keep risk to an acceptable level; i.e., conducting operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury or illness to the person, and the severity of injury or illness. In some cases this is demonstrated by following applicable regulations or guidelines and adopting stated measures, or where no regulation or guidelines are in place, by taking reasonable precautions, and exercises proper due diligence.

The RSHQ is the independent regulator responsible for administering, monitoring and enforcing compliance with the MQSH Act. Responsibility for prosecution of “serious offences” under the MQSH Act fall with the WHS Prosecutor. A “serious offence” is committed where a person who has a safety and health obligation breaches it in circumstances where the breach either:
•causes death or bodily harm, or the breach involves exposure of a person to a substance likely to cause death or grievous bodily harm; or
•amounts to an offence that may be prescribed by a regulation to the MQSH Act.

Other offences (i.e., non-serious offences) may be prosecuted by either the WHS Prosecutor or the chief executive officer of RSHQ. Queensland legislation also allows any person to request that the WHS Prosecutor commence a prosecution against another person in certain circumstances, i.e., when the person reasonably considers the other person has committed a “serious offence:, in which instance the WHS Prosecutor has three months to investigate and respond.

Where a person holds a safety and health obligation under the MQSH Act and fails to discharge this obligation, the maximum penalty where the contravention leads to multiple deaths is 30,000 penalty units for a corporation; or 6,000 penalty units or three years imprisonment for an offence committed by an officer of a corporation. Civil penalties may also be imposed under the MQSH Act where a corporation or an officer/employee or agent of the corporation contravenes a civil penalty obligation; civil penalties range between 500 and 1000 penalty units. At time of writing, 1 penalty unit = A$161.30.

Other persons who have specific obligations under the MQSH Act include health and safety representatives (elected by the workers in Queensland mines), district worker representatives, and Inspectors and other officers. Where an appointee to these positions reasonably believes a risk from operations may reach an unacceptable level, they may give a directive to any person to take stated corrective or preventative action, or to suspend all or partial operations. Failure to comply with a directive may lead to a penalty (up to 800 penalty units or two years imprisonment.

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
The PNG Mining (Safety) Act and the Regulations issued thereunder are currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the DMPGM released the MWSH Bill and has subsequently proposed various other amendments to the PNG Mining (Safety) Act. The MWSH Bill deals (among other matters) with the increase in monetary value of the fines which may be imposed in in respect of instances of non-compliance, the more direct involvement of executives (particularly CEOs), the imposition of stricter liability in respect of obligations under the PNG Mining (Safety) Act, and changes to obligations relating to training and formulation of training programs. If enacted in its present form, the MWSH Bill will repeal and replace the PNG Mining (Safety) Act.
The DMPGM proposed further one-on-one consultation with mining operations in 2023 but appears to have suspended the consultation process and has not enacted the MWSH Bill or other amendments.
See above under "– Regulation – Mineral Rights – Papua New Guinea".
See “Integrated Annual Report for the 20-F 2024 – Social – Caring for our employees” on pages 189 to 196 and "Integrated Annual Report for the 20-F 2024 – Social – Health and wellness” on pages 180 to 188.
Laws and Regulations Pertaining to Environmental Protection - South Africa
In South Africa, environmental matters are regulated by national, provincial and municipal laws based on the competencies afforded to each of these spheres of government under South Africa's Constitution and relevant legislation. As a result, there are many statutes and by-laws that are applicable to construction, operation, decommissioning and closure of mining operations. The key legislation includes the NEMA, the NWA, the Air Quality Act, the National Environmental Management: Waste Act, the National Nuclear Regulator Act, 47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act, the Climate Change Act, and the MPRDA.
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
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the NEMA. The NEMA is “framework legislation”; which provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include (but are not limited to) the principles of inter-generational equity, the polluter pays principle, the cradle to grave principle and the principle of sustainable development (the “Section 2 Principles”).
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
The EIA Regulations and Listing Notices were published with effect from December 8, 2014, along with various amendments to the NEMA and the MPRDA pursuant to an agreement (referred to as the "One Environmental System”) concluded between the Environment Minister, the Minister of MRE and the Minister of Water and Sanitation as such ministries were then called. In terms of the One Environmental System, the DFFE is responsible for the creation of all legislation and regulation relating to the environment. The DMRE, however, is the competent authority responsible for implementing and enforcing this legislation as far as it directly relates to prospecting and mining activities, including the granting of environmental authorizations for these activities.
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
The NEMLAA was assented to on June 21, 2022. The majority of the provisions in NEMLAA came into effect on June 30, 2023, as determined by the Environment Minister, whilst other provisions will come into effect at a later date. The NEMLAA amended the Minister's jurisdiction to only include “mining activities” which refers "an activity which requires a permission, right, permit or consent under the MPRDA". This amendment has created uncertainty as to whether the Minister is the competent authority for ancillary activities for which a permission, right, permit or consent under the MPRDA is (in itself) not required.
The commencement of a Listed Activity without an environmental authorization is an offence but could possibly be corrected by submitting an application in terms of section 24G of the NEMA, which is an application for retrospective authorization. There is no guarantee that the competent authority will grant an environmental authorization in terms of this process. They may instruct the applicant to rehabilitate the environment or take any other measures to rectify the unlawful conduct. Even if the authority agrees to grant an environmental authorization, it may only do so after the applicant has paid an administrative fine. The granting of an environmental authorization under section 24G does not absolve the applicant of potential criminal liability for commencing with an activity without the requisite authorization.
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
With effect from September 2, 2014, section 41 of the MPRDA was deleted and replaced with section 24P of the NEMA. Like section 41 of the MPRDA, section 24P of the NEMA states that the prospecting/ mining right holder must annually assess their environmental liability in the prescribed manner and adjust the financial provision to the satisfaction of the Minister. The only material difference between section 41 of the MPRDA and section 24P of NEMA is that, in terms of the latter, the prospecting or mining right holder is required to maintain financial provision notwithstanding the issuing of a closure certificate by the Minister, while the former stated that the holder would be absolved of environmental liability once a closure certificate is used.
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
On November 20, 2015, the Environment Minister published the Financial Provision Regulations, 2015. The Financial Provision Regulations, 2015 sought to rectify the inadequacies of the DMRE Guidelines by, among other things, including preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds to the Minister, as security for possible latent and residual post-closure environmental impacts.
Compliance with these obligations would have resulted in a significant increase in the required financial provision, and were consequently strongly opposed by the mining industry. In response to this opposition, the DFFE undertook to engage further with mining industry and other stakeholders to amend or develop new financial provision regulations. Draft amendments to the Financial Provision Regulations, 2015 were published by the Environment Minister in May 2019 and again on August 27, 2021. An amended draft incorporating certain comments submitted by Harmony was published on July 11, 2022. Harmony has submitted additional comments on these latest draft amendments to address some of the remaining issues. Considering the on-going consultation, the date by which mining companies are required to align their financial provision with the Financial Provision Regulations, 2015 was extended to September 19, 2023, and then further extended until February 2024. However, on February 1, 2024, the Environment Minister amended the transitional arrangements as contained in the Financial Provision Regulations 2015, to a later date, which such date must be published in the Government Gazette, thus leaving the date in which existing mining right holders are required to comply with the Regulation open-ended.
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
The NEMLAA also restricts mining right holders’ ability to drawn down against their financial provision where there are more than 10 years before the final decommissioning and closure of the mine. This restriction does not take into consideration the actual environmental liability that may exist at the mine and sterilizes any surplus funds that a mining right holder may have in a rehabilitation trust. That is, these funds could only be used to offset any future increases in the holder’s environmental liability.
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
Regulatory uncertainty exists regarding the management and re-processing of residue stockpiles and residue deposits created prior to May 1, 2004, being the date on which so-called “new order” and “old order” mining rights were created by the MPRDA. These residue deposits and residue stockpiles fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMRE) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. Amendments were included in 2014 that sought to incorporate the reclamation of residue stockpiles and residue deposits within the scope of the Waste Act and within the jurisdiction of the DMRE. The amendments, however, are unclear and render it uncertain whether the DMRE or the DFFE is the competent authority in respect of these residue stockpiles and deposits. This may lead to possible legal challenges in circumstances where waste management licenses are obtained from the incorrect authority. The NEMLAA includes certain changes related to residue stockpiles and residue deposits. The definitions of each are inserted into NEMA, and both have the meaning assigned to them in section 1 of the MPRDA. The effect of the amendments is that residue stockpiles and residue deposits are now managed in terms of NEMA and are excluded from the scope of the Waste Act. This does not apply to residue stockpiles and residue deposits created prior to May 1, 2004 which fall outside of the definitions under the MPRDA. As a result, these residue stockpiles and deposits may fall within the scope of the broader definition of hazardous substances contemplated in the NEMLAA. These amendments under the NEMLAA related to residue stockpiles and residue deposits are not yet in effect.

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
From a permitting perspective, water resources are regulated through the issuing of water use licenses, publishing of general authorizations and/ or permitting persons to continue undertaking water uses that they were undertaking when the NWA came into effect in October 1998.
Most mining operations require a water use license in order to conduct their operations, particularly for activities relating to water abstraction, storage, effluent discharge, diversions, and facilities which have the potential to pollute groundwater resources. Water use licenses are difficult to obtain and usually involve a lengthy and delayed application process. Mines are also required to comply with the regulations which were specifically published for the use of water for mining and related activities in GN 704, which was published in the Government Gazette on June 4, 1999. These regulations provide for limitations on the location of mining infrastructure and requirements for the separation of dirty and clean water systems and the design of certain water management infrastructure.
In addition to the permitting requirements, the NWA includes a duty of care similar to that discussed in the section above in respect of NEMA. Failure to comply with the NWA will result in penalties similar to those set out above in respect of NEMA.
Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations, 2016, require that we register our operations that involve fuel combustion activities associated with mining and quarrying in excess of 10MW as well as certain other activities associated with the mineral industry. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for each of the relevant GHGs and the IPCC emission sources by March 31st of each year. The Technical Guidelines are a companion to the South African National GHG Regulations and describe the reporting methodology as specified in the Air Quality Act.
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
Climate Change Act

On February 18, 2022, the DFFE introduced the 2022 Climate Change Bill for public consultation. The Climate Change was signed into law on July 18, 2024, and was published on July 23, 2024. However, in terms of Section 35 of the Climate Change Act, it will only come into effect on a date fixed by the President, by proclamation in the Government Gazette. The President has not yet fixed the date of effectiveness. The most significant impact of the Climate Change Act for the private sector is the framework for the regulation of greenhouse gas emitting sectors. Until the sectoral emission targets and carbon budgets are published, businesses are required to continue to submit progress reports on their pollution prevention plans in terms of the Pollution Prevention Plan Regulations, 2017 under the Air Quality Act, which will form the basis for the greenhouse gas mitigation plans in terms of the Climate Change Act.
Laws and Regulations Pertaining to Environmental Protection – Australia
In the State of Queensland, mining operations are subject to the Queensland EPA and Environmental Protection Regulations 2019. The Queensland EPA has as its object the protection of Queensland’s environment while allowing for development that improves the total quality of life, both now and in the future, in a way that maintains the ecological processes on which life depends (ecologically sustainable development). The Queensland EPA and Environmental Protection Regulations prescribe the preparation and assessment of environmental impact studies for purposes of the issuance of EAs to perform ERAs, which are assessed by the Queensland Department of Environment, Science and Innovation. It includes the preparation and assessment of environmental impact studies under the Act, and the process of grant and administration of Environmental Authorities.
The Eva Copper Project was initially granted an EA on July 12, 2012 following approval of an EIS and an EMP. The Eva Copper Project has since undergone various amendments, both major and minor in nature, with the current EA issued by the Queensland Department of Environment, Science and Innovation on June 12, 2024. Eva Copper Mining Pty Limited is the holder of the EA, which will be amended from time to time to align with project updates and optimizations.
In addition, various other environmental legislation applies, including the EPBC Act and the NGER Act.
The EPBC Act is administered by the Commonwealth Department of Climate Change, Energy, the Environment and Water and provides a legal framework to protect and manage unique plants, animals, habitats and places in Australia. Projects that could have a significant impact on Commonwealth protected matters, must be referred to the Commonwealth Minister for Environment who will determine whether the proposed action requires assessment and approval under the EPBC Act. The decision to refer a project under the EPBC Act is a self-assessment process. The Eva Copper Project does not hold any approvals under the EPBC Act.
In 2024, a detailed self-assessment of the Eva Copper Project’s impacts to MNES was completed, which confirmed previous self-assessment outcomes being that the project, as currently approved, is unlikely to have a significant residual impact to any MNES. Consequently, the risk to the Eva Copper Project as a result of not previously being referred to the Commonwealth Minister for Environment is considered to be low. Referrals under the EPBC Act may be necessary to support future amendments and will be assessed and determined on a case-by-case basis.
The Australian Government is preparing to undertake reforms to Australian environmental law. Under the Nature Positive Plan, the EPBC Act will be repealed and replaced by a package of new legislation. The EPA will be established and will be responsible for compliance and enforcement as well as assessments and making decisions under the new legislation. NES will be established to underpin the operation of the new environmental laws. Consultation has been ongoing with industry since the release of the draft bill in 2023. It is understood that the Australian Government intends to progress delivery of the Nature Positive Plan in 2024-25.
The NGER Act establishes the legislative framework for the NGER Scheme which is a national framework for reporting greenhouse gas emissions, greenhouse gas projects and energy consumption and production by corporations in Australia. The NGER Act makes registration and reporting mandatory for corporations whose energy production, energy use or greenhouse gas emissions meet specified thresholds.
In addition to reporting obligations, the NGER Act introduces the Safeguard Mechanism which provides a framework for Australia's largest emitters to measure, report and manage their emissions. It does this by requiring large facilities, whose net emissions exceed the Safeguard threshold, to keep their emissions at or below emissions baselines. The Safeguard Mechanism applies to facilities with scope 1 covered emissions of more than 100,000 tonnes of CO2e per year. Reforms to the Safeguard Mechanisms came into effect on July 1, 2023 which apply a decline rate to facilities’ baselines so that they are reduced predictably and gradually over time on a trajectory consistent with achieving Australia’s emission reduction targets of 43% below 2005 levels by 2030 and net zero by 2050.
As part of the feasibility study currently in progress, the Eva Copper Project is quantifying its predicted emissions under the NGER Act to determine the potential applicability of monitoring and reporting obligations and the Safeguard Mechanism.
A Progressive Rehabilitation and Closure Plan has been prepared for the Eva Copper Project pursuant to section 754 of the Queensland EPA. This plan outlines how the project will progressively rehabilitate and eventually close the site after mining activities have concluded.
In addition, in accordance with the Queensland EPA, it is a condition of an EA for a resource activity that the holder must not carry out, or allow the carrying out of, a resource activity under the authority unless:
•an ERC decision is in effect for the resource activity when the activity is carried out;
•the holder has paid a contribution to the scheme fund or given a surety for the authority under the MERFP Act; and
•the holder has complied with the requirements under the MERFP Act for paying a contribution to the scheme fund, or giving a surety for the authority, as required from time to time.

An ERC is currently in place for preliminary site access and exploration activities at the Eva Copper Project. Revised ERC applications will need to be prepared and determined from time to time to authorize disturbance activities prior to the commencement of further construction and mining activities. As progressive rehabilitation is completed, the ERC may be adjusted to reflect the reduced liability.

Laws and Regulations Pertaining to Environmental Protection – Papua New Guinea
The PNG Environment Act and various related regulations and guidelines regulate the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. The PNG Environment Act regulates discharges to air, land and water, and sets out the requirements for proponents to obtain an environment permit for the construction, operation and closure of prescribed activities having the potential to cause environmental harm.

The PNG Environment Act requires a person or company that intends to carry out a proposed Level 3 activity to prepare and submit an Environmental Inception Report (“EIR”). This requirement should be fulfilled prior to carrying out a detailed Environmental Impact Assessment and submitting an EIS. The EIR is intended to identify, at an early stage, all the potential environmental impacts that need to be addressed. It is effectively a scoping document for the preparation of the EIS, and also assists with commencement of the essential consultation process with all relevant stakeholders.
An EIS is required for activities that are likely to have a significant adverse impact on the environment and other socio-economic and/or cultural heritage aspects. This statement must be lodged with CEPA for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.

An EIS provides a full documentation of all environmental and social issues and committing to the employment of relevant mitigation measures in relation to the development activity. Typically, it addresses such matters as:
•overview of proposal;
•description of proposed activity;
•characteristics of receiving environment (physical, biological and social);
•waste minimization; and
•environmental management, monitoring and reporting.

The PNG Government uses the EIS in accordance with statutory processes as the means to assess a project's impacts and benefits, and to decide whether the PNG Environment Minister should grant approval in principle for the project under the PNG Environment Act. Thereafter, the Managing Director of CEPA may grant a Level 3 environment permit for the activity. The environment permit presents the conditions with which we must comply, and reports outlining our performance against each condition are provided to CEPA annually.

In 2010, the PNG Government engaged the SAMS to conduct an independent assessment of DSTP systems in PNG with consideration to international best practice, and to prepare SAMS 2010. These guidelines are referenced in the PNG Government’s Terms of Reference for an EIS for DSTP projects.

An EIS for the Wafi-Golpu Project was submitted to CEPA on June 25, 2018, and an environment permit was issued on December 18, 2020. The environment permit includes conditions relating to DSTP.

The PNG Mining Act and PNG Environment Act do not deal expressly with mine closure and environmental rehabilitation, which matters are dealt with by means of PNG MRA and CEPA policies. The existing closure policy is the “Mining Project Rehabilitation and Closure Guidelines” issued in 2019, which stipulates “It is a primary duty of a tenement holder to plan, implement and fund mine and mine-related site rehabilitation and closure in accordance with the principles of sustainable development, including preventative measures for the protection of the environment, communities, and human and wildlife health and safety”. The policy envisages:
•early and continuous mining project rehabilitation and closure planning;
•early development and tabling of a rehabilitation and mine closure plan and regular updating of the plan over the life of the mine; and
•tenement holders will provide adequate and accessible financial assurance for implementing mining project closure obligations that is supported by independent expert review. This assurance can take various forms, including letters of credit, securities and guarantees and trust funds, alone or in combination.

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
Potential Changes to PNG Environment Laws
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Biodiversity Offset Policy (which anticipates biodiversity offset payments to support biodiversity incentives) and a National Oceans Policy.
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and Harmony continues to engage with the PNG Government on these matters through the offices of the PNG Chamber of Mines and Petroleum (''CORE'') and directly with CEPA and (in the case of mine closure) the PNG MRA.
Labor Relations

South Africa
Employee relations in South Africa are guided by the Labour Relations Act, 66 of 1995, as well as by the Employee Relations Framework Policy and mine-based recognition agreements. In South Africa, Harmony recognizes four labor unions (save for the Moab Khotsong, Moab Khotsong Off-Mine and Target where the National Union of Metalworkers of South Africa ("NUMSA") is also recognized). As at fiscal year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 50%); the Association of Mineworkers and Construction Union (at 30%); the United Association of South Africa (at 5%) NUMSA (7%) and Solidarity (at 2%). About 95% of our South African workforce is unionized, with the balance not belonging to a union. See “Integrated Annual Report for the 20-F 2024 – Social – Caring for our employees” on pages 189 to 196.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Australian Fair Work Act, 28 of 2009 and the National Employment Standards.
In Queensland, there are a number of well-established mining unions, particularly in the coal and energy sectors. At present, our Australian workforce is not unionized. However, if the Eva Copper Project moves into the development and operational phases, we expect a portion of our workforce to become unionized. This process of unionization may also be further prompted by the possible passage of a proposed Industrial Relations and other Legislation Amendment Bill 2022 (Qld).
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
In addition, Hidden Valley mine employment is guided by the Employment and Training Plan appended to the Hidden Valley MOA dated August 2005 between Morobe Consolidated Goldfields Limited, the PNG Government, provincial and local governments and the Landowner Association. The Hidden Valley MOA requires that, as far as is reasonably possible, preference in training and employment is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley mine’s license to operate.
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
The ongoing war in the Ukraine, along with the heighted tensions in the Middle East caused significant disruptions on financial markets and key commodities. Additional factors impacting commodity prices include supply conditions, declined property investments in China and major climate changes. While some commodities reached higher levels, there were certain commodities that displayed bearish trends. In the precious metal market, gold and silver prices reached record highs in 2024, due to escalating geopolitical tensions and safe haven demand. The industrial metal market exhibited mixed trends with copper prices at elevated levels due to somewhat stronger demand, whilst aluminum prices strengthened on supply concerns. Prices of lead and nickel, even though at higher levels, lost slight momentum due to sufficient supply levels and weak demand growth in major economies. Energy prices, which serves as a major contributing factor in the production of key gold producing chemicals such as cyanide, caustic soda, hydrochloric acid and other reagents, decreased during 2024. The price of brent crude oil remained low due to the ongoing political tensions and are further pressured by weak oil demand from top oil importer, China, as a result of a weak Chinese economy. Natural gas prices decreased in 2024 with the focus remaining on the conflict- and geopolitics-related developments, lower U.S. exports, and weather events. Furthermore, soft commodity prices remain a concern and the impact on food inflation, with extreme weather conditions experienced throughout 2024, including prolonged droughts or flooding in many countries which are subsequently pressuring food prices. Keeping the above in mind, while the majority of commodities reached high levels due to the ongoing geopolitical tensions, there are a number of key commodities that decreased due to the relatively low demand from China as a result of weak economic activity within the country. Item 3: "Key Information - Risk Factors – Market Risks - Rising inflation, and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
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
On March 19, 2024, the NCOP passed the New Draft Expropriation Bill but resolved to return the Bill to the National Assembly with proposed amendments. Following a meeting of the National Assembly, the amended Bill was published and sent to the President on March 27, 2024 for assent into law. The President does have the ability to refer the Bill to South Africa's Constitutional Court for a determination on the constitutionality of any of its provisions if he deems this necessary. In addition, should the President assent to the Bill, it may be open to constitutional challenges brought in South Africa's courts.
While the South African government has stated that it does not intend to nationalize mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a program of nationalization. For instance, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, royalty tax and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
The proposed amendment to section 25 of South Africa’s Constitution or any legislation resulting in the expropriation of land or greater government intervention could disrupt our operations, which could have a material adverse effect on our business, operating results and financial condition.

Taxation
The former President, Jacob Zuma, appointed the Davis Tax Committee to look into and review the current South African tax regime, including the mining tax regime. The committee’s first interim report on mining, which was released for public comment on August 13, 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favor of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The Davis Tax committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In December 2016, following a period of public comment, the committee issued its second and final report to the Minister of Finance, which largely reaffirmed the David Tax committee’s initial recommendations. The final reports were published in November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Such legislation could, however, have a material adverse effect on our business, results of operations and financial condition.
On July 31, 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefiting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine. Various stakeholders raised issues with the draft bill during the public consultation period. The Taxation Law Amendment Act, 23 of 2020 came into force on January 20, 2021. The amendments proposed in the Bill relating to contract miners and the Minister of Finance's discretion to uplift the ring-fencing of capital expenditure per mine were not included in the final Act and no substituted legislation has been proposed since then.
On December 11, 2020, the Minister published the Housing and Living Conditions Standard, which requires us to revise our current housing and living condition plans in terms of its SLPs, which could result in increased costs. See Item 4: "Information on the Company – Business Overview – Regulation – Mining rights – South Africa – Housing and Living Standards".
Assessed Losses
In line with the 2020 Budget announcement, government broadened the corporate income tax base in terms of the Taxation Laws Amendment Act, No 20 of 2021, by restricting the offset of the balance of assessed losses carried forward to 80 percent of taxable income, which came into effect for years of assessment ending on or after March 31, 2023.
To the extent that the balance of assessed loss exceeds 80 percent of current-year taxable income, companies are able to set off the higher of R1 million or 80 percent of taxable income when calculating their tax liability. Stated differently, the assessed loss balance can be set off against 80 percent of taxable income and the remainder remains deductible in future years. The remaining assessed loss that is not utilized in any given year may be carried forward indefinitely as previously. This limitation does not apply to assessed capital losses, which in most cases remain fully available for set-off against capital gains of the taxpayer.
In the case of mining companies, the legislation has been clarified to state that the deduction of the mining capital expenditure is calculated after the set-off of the assessed loss. The balance of unredeemed capital expenditure will be carried forward to the following year of assessment.
If the current year’s taxable income calculation results in an assessed loss before taking into account an assessed loss carried forward from the previous year of assessment, the loss limitation rule does not apply. In such a case the full amount of the current year’s assessed loss is added to the previous year’s assessed loss and the entire aggregate balance of assessed loss is carried forward to the following year of assessment. In terms of draft legalization the restriction will not apply should a company have taken steps to liquidate.
Base Erosion and Profit Shifting
The South African Government is fully committed to implement the Inclusive Framework of the OECD relating to Base Erosion and Profit Shifting that were developed by the OECD/G20 countries even though it is not a member country on the basis that South Africa is an early adopter of the relevant measures. Consistent with this approach, it has not only implemented and strengthened the rules relating to the ability to deduct interest, but it has also widened the scope of the transfer pricing rules to include associated enterprises. In addition it also strengthened the laws relating to hybrid equity and hybrid interest and the returns from these instruments.
South Africa is also a signatory to the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base Erosion and Profit Shifting. In this context the so-called The Multilateral Instrument was incorporated into South African tax law with effect from January 1, 2023. Among other things South Africa adopted the Principal Purpose Test to deal with treaty abuse.
In addition, South Africa also signed the so-called Pillar 1 and Pillar 2 proposals that are aimed to reduce opportunities for tax planning and tax avoidance for multinational entities by limiting tax competition and the place where taxes are in fact paid. Effectively Pillar 1 aims to allocate business profits based on actual business activities in a specific country, whereas Pillar 2 aims to establish a minimum global tax rate of 15%. In February 2024 South Africa released a Draft Global Minimum Tax Bill with an effective date of 1 January 2024 with a deadline for comments to be submitted by the end of March 2024, which legislation focuses on the implementation of the principles in Pillar 2. Effectively the draft legislation incorporates the GloBE Model Rules on the basis that a Domestic Minimum Top-up Tax is applicable. The draft legislation will not have a monetary impact on the 2024 year of assessment.

Renewable Energy
South Africa is not only committed to reduce the carbon footprint consistent with the OECD Guidelines, but it has also introduced additional measures to increase the carbon tax over the next few years. In addition and to cater for constant loadshedding, it introduced measures to incentivize taxpayers to invest in renewable energy projects by allowing an allowance of up to 125% if the project is brought into use before March 1, 2025. See “– Laws and Regulations Pertaining to Environmental Protection - South Africa” above.
C. ORGANIZATIONAL STRUCTURE
Harmony is a holding company with its significant ownership interests organized as set forth in Exhibit 8.1 "Significant Subsidiaries of Harmony Gold Mining Company Limited”.
The information set forth under the heading:
•“– Harmony – About Harmony” on pages4 to 5 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference. Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:
•“– Delivering profitable ounces – Operational performance” on pages 50 to 88; and
•“– Environment – Environmental stewardship” on pages 91 to 98.
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference. Also see note 14 “Property, Plant and Equipment” and note 32 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page F-1.
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

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE
Harmony is providing disclosure in compliance with Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) for its fiscal year ending June 30, 2024, and will continue to do so going forward.
Harmony has developed a process to determine which properties are material to its business or financial condition for purposes of the individual property disclosure requirements of Item 1304 of Regulation S-K (17 CFR § 229.1304). The key considerations taken into account by Harmony in its materiality assessment include qualitative and quantitative factors in the context of our overall business and financial condition. The materiality assessment covers all of our mining properties (regardless of the stage of the mining property) and all of its mining and related activities from exploration through extraction, and is reviewed by us on an annual basis. Based on the above considerations, Harmony has determined that, as of June 30, 2024, its material properties for purposes of Regulation S-K 1300 are Doornkop, Free State Surface Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Tshepong North, Tshepong South, Mine Waste Solutions, Hidden Valley, Wafi-Golpu Project, Eva Copper Project.

With respect to Target, Moab Khotsong, Mponeng, Kalgold, Mine Waste Solutions, Doornkop, Wafi-Golpu Project, Tshepong South, and Tshepong North, updated Technical Report Summary ("TRSs") have been prepared by the relevant Qualified Persons (“QPs"), and are filed as Exhibits 96.1, 96.4 to 96.7, 96.9 and 96.11 to 96.13 hereto. With respect to Joel, Kusasalethu, Free Sate Surface Operations, Hidden Valley, Eva Copper Project, Harmony has determined that, as of June 30, 2024 (i) there have not been any material changes to the Mineral Resource or Mineral Reserve reported in the TRSs for these properties and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resource and Mineral Reserve for Joel, Kusasalethu, Free Sate Surface Operations, Hidden Valley, Eva Copper Project, remain current in all material respects, based on all facts and circumstances, both quantitative and qualitative. As a result, the previously filed TRSs for Joel, Free Sate Surface Operations, Kusasalethu, Hidden Valley, Eva Copper Project are re-filed as Exhibits 96.2, 96.3, 96.8, 96.10 and 96.14, respectively, hereto.

Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with Harmony’s mining properties, see Item 3: "Key Information – Risk Factors".
Harmony’s South African operations include nine deep-level mines, an open pit mining operation and several surface retreatment facilities. Combined, these account for gold Mineral Resources (exclusive of Mineral Reserves) of 64.4 million ounces and gold Mineral Reserves of 22.5 million ounces at June 30, 2024.
Harmony has three underground mining operations in the West Rand: Doornkop, Kusasalethu and Mponeng. As at June 30, 2024, their combined Mineral Resources (exclusive of Mineral Reserves) were 26.7 million ounces and the combined Mineral Reserves were 6.8 million ounces. Harmony has one underground mining operation in the Klerksdorp goldfield: Moab Khotsong. As at June 30, 2024, the estimated Mineral Resources (exclusive of Mineral Reserves) were 4.6 million ounces and the estimated Mineral Reserves were 3.5 million ounces. Harmony has five underground mining operations in the Free State: Joel, Masimong, Tshepong South, Tshepong North, and Target 1. Target 3 is also situated in the Free State, but is currently held under care and maintenance. As at June 30, 2024, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 29.0 million ounces and the combined estimated Mineral Reserves were 2.6 million ounces.
Harmony has one open pit mine and several surface retreatment facilities in South Africa. These include: Kalgold, various surface sources in the Free State (including several tailings retreatment operations and waste rock dumps ("WRDs"), located largely in the vicinity of Welkom), marginal ore rock dumps and tailings (Mispah and Kop Paydam) associated with Moab Khotsong that are available for retreatment, Mine Waste Solutions, Vaal River and West Wits. As at June 30, 2024, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 4.1 million ounces and the combined estimated Mineral Reserves were 9.6 million ounces.
In PNG, Harmony has one wholly-owned open-pit, gold and silver mine: Hidden Valley, and a 50% interest in the Wafi-Golpu Project. As at June 30, 2024, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral Reserves) in PNG were 20.5 million ounces and the combined estimated Mineral Reserves were 17.7 million ounces.
In Australia, Harmony acquired the Eva Copper Project. As at June 30, 2024, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral Reserves) in Australia were 7.8 million ounces. The combined estimated Mineral Reserves may be declared once the feasibility study is concluded.

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
The following table sets out the aggregate production of Harmony’s mining operations for the years ended June 30, 2024, 2023 and 2022.

	Fiscal year ended June 30,
	2024	2023	2022
Gold produced (kg)	48,578	45,651	46,236
Gold produced (000oz)	1,562	1,468	1,487

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
Mineral Resource estimation
To meet SAMREC, 2016’s requirements that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction”, Harmony has determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, Harmony uses a gold price of R1 100,000/kg to derive a cut-off grade to determine the Mineral Resources at each of its South African underground operations.
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
•an assumed gold price which, for our Mineral Reserves, was taken as R1 040,000/kg;
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
While there are some differences between the definition of SAMREC, 2016 and that of Regulation S-K 1300, only the Mineral Reserves at each of Harmony’s operations and advanced projects as at June 30, 2024 that qualify as Mineral Reserves for purposes of Regulation S-K 1300 are presented in the tables below.
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
For the reporting of Mineral Reserves the following parameters were applied:
•a gold price of US$1,772/oz;
•an exchange rate of R18.26 per US dollar;
•the above parameters resulting in a gold price of R1 040,000/kg for the South African assets;
•the Hidden Valley operation used prices of US$1,772/oz gold (“Au”), US$23.00/oz silver (“Ag”), US$ and US$4.00/lb copper (“Cu”) at an exchange rate of A$1.42 per US$;
•the Wafi-Golpu Joint venture used prices of US$1,200/oz and US$3.00/lb Cu;

•gold equivalent ounces are calculated assuming a US$1,772/oz Au, US$ 4.00/lb Cu and US$23.00/oz Ag with 100% recovery for all metals; and
•“gold equivalent” is computed as the value of Harmony's gold, silver and copper from all Mineral Resources/ Mineral Reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.
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

Mineral Resources (exclusive of Mineral Reserves)
As at June 30, 2024, Harmony had aggregate attributable Measured and Indicated Resources (exclusive of Mineral Reserves) of approximately 43.1 million ounces of gold, 12.7 million ounces of gold equivalents, 29.8 thousand ounces of silver, 5.7 million pounds of copper, 71.5 million pounds of molybdenum and 51.4 million pounds of uranium.

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
South Africa underground
Tshepong North	12.000	12.57	150.790	4.609	10.56	48.670	16.609	12.01	199.460	7.926	10.16	80.495
Tshepong South	6.155	12.80	78.768	8.687	11.10	96.434	14.843	11.80	175.202	22.799	11.03	251.447
Joel	1.738	8.69	15.103	2.750	7.38	20.306	4.488	7.89	35.410	0.395	8.27	3.264
Masimong	1.824	9.93	18.122	0.277	9.02	2.498	2.101	9.81	20.621	0.012	8.97	0.107
Target 1	4.814	8.41	40.488	3.890	6.82	26.538	8.704	7.70	67.025	3.868	5.75	22.237
Target 3	0.601	9.19	5.530	2.950	10.17	30.015	3.551	10.01	35.545	1.221	8.66	10.571
Doornkop	19.360	3.64	70.440	12.201	3.21	39.137	31.561	3.47	109.578	12.126	4.15	50.357
Kusasalethu	—	—	—	5.739	9.99	57.327	5.739	9.99	57.327	2.394	8.81	21.096
Moab Khotsong	2.938	17.32	50.895	2.888	15.38	44.417	5.826	16.36	95.312	2.703	18.16	49.098
Mponeng	2.688	15.55	41.800	13.719	13.48	184.915	16.407	13.82	226.716	32.105	11.34	364.070
Total South Africa underground	52.119	9.05	471.938	57.710	9.53	550.256	109.829	9.31	1,022.194	85.549	9.97	852.742
Kalgold	8.928	1.15	10.223	14.715	1.33	19.538	23.643	1.26	29.762	31.688	0.60	18.855
Tailings
Other Free State tailings	82.788	0.27	22.487	—	—	—	82.788	0.27	22.487	15.459	0.19	2.937
Phoenix	20.596	0.26	5.278	—	—	—	20.596	0.26	5.278	—	—	—
Central	—	—	—	1.752	0.03	0.044	1.752	0.03	0.044	—	—	—
Mine Waste Solutions	52.334	0.20	10.513	52.459	0.24	12.613	104.792	0.22	23.126	79.585	0.13	10.505
West Wits tailings	—	—	—	25.736	0.32	8.321	25.736	0.32	8.321	—	—	—
Total SA Tailings	155.718	0.25	38.279	79.947	0.26	20.978	235.664	0.25	59.256	95.044	0.14	13.442
Waste rock dumps
Free State WRD	—	—	—	0.078	0.55	0.043	0.078	0.55	0.043	11.591	0.44	5.080
Mine Waste Solutions	—	—	—	1.872	0.30	0.563	1.872	0.30	0.563	2.502	0.24	0.611
West Wits WRD	—	—	—	0.152	0.37	0.056	0.152	0.37	0.056	—	—	—
Total SA Waste rock dumps	—	—	—	2.103	0.31	0.661	2.103	0.31	0.661	14.093	0.40	5.690
Total South Africa Surface (including Kalgold)	164.645	0.29	48.502	96.765	0.43	41.178	261.410	0.34	89.680	140.825	0.27	37.987
Total South Africa	216.764		520.439	154.475		591.434	371.239		1,111.874	226.374		890.729
Papua New Guinea¹
Hidden Valley	0.738	0.78	0.572	29.901	1.17	34.928	30.639	1.16	35.500	1.013	1.12	1.136
Hamata	—	—	—	1.738	1.93	3.353	1.738	1.93	3.353	0.184	1.49	0.274
Wafi	—	—	—	54.000	1.66	89.000	54.000	1.66	89.000	20.000	1.37	26.000
Golpu	—	—	—	155.000	0.58	90.372	155.000	0.58	90.372	70.000	0.62	44.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.69	16.000
Kerimenge	—	—	—	—	—	—	—	—	—	16.397	1.07	17.582
Total Papua New Guinea	0.738	0.78	0.572	240.638	0.90	217.653	241.376	0.90	218.225	131.593	0.80	104.993
Australia
Little Eva	—	—	—	155.949	0.06	10.103	155.949	0.06	10.103	24.065	0.07	1.788
Bedford	—	—	—	2.094	0.15	0.320	2.094	0.15	0.320	1.286	0.13	0.167
Lady Clayre	—	—	—	5.097	0.15	0.761	5.097	0.15	0.761	1.141	0.08	0.097
Ivy Anne	—	—	—	5.202	0.07	0.382	5.202	0.07	0.382	1.163	0.07	0.078
Total Australia	—	—	—	168.343	0.07	11.566	168.343	0.07	11.566	27.656	0.08	2.129
Grand total	217.502		521.012	563.456		820.652	780.958		1,341.664	385.623		997.851

Other metals
Papua New Guinea[1]	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Silver	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)
Hidden Valley	0.738	18.09	13,348	29.901	15.81	472.725	30.639	15.86	486.073	1.013	26.29	26.637
Golpu	—	—	—	155.000	1.30	201.500	155.000	1.30	201.500	70.000	1.10	77.000
Total	0.738	18.09	13,348	184.901	3.65	674.225	185.639	3.70	687.573	71.013	1.46	103.637

Copper	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)
Golpu	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	70.000	0.86	600.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.20	46.949
Total	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	94.000	0.69	646.949

Molybdenum	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)
Golpu	—	—	—	155.000	94.00	14.570	155.000	94.00	14.570	70.000	72.00	5.040
Total	—	—	—	155.000	94.00	14.570	155.000	94.00	14.570	70.000	72.00	5.040

Equivalents
Silver	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)
Hidden Valley	0.738		0.182	29.901		6.131	30.639		6.313	1.013		0.357

Copper	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000oz)	Tonnes (Mt)		Au eq (000oz)
Golpu	—		—	155.000		211.997	155.000		211.997	70.000		92.844
Nambonga	—		—	—		—	—		—	24.000		7.265
Total	—		—	155.000		211.997	155.000		211.997	94.000		100.109
Total Silver and Copper as gold equivalents	0.738		0.182	184.901		218.128	185.639		218.310	95.013		100.466
Total PNG including gold equivalents	0.738		0.754	240.638		435.780	241.376		436.535	131.593		205.459

Australia
Copper	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)
Little Eva	—	—	—	155.949	0.34	530.651	155.949	0.34	530.651	24.065	0.34	81.479
Turkey Creek	—	—	—	22.393	0.42	94.563	22.393	0.42	94.563	3.588	0.43	15.448
Blackard	—	—	—	78.989	0.48	375.390	78.989	0.48	375.390	40.257	0.44	175.899
Scanlan	—	—	—	17.429	0.58	100.542	17.429	0.58	100.542	7.627	0.45	34.452
Bedford	—	—	—	2.094	0.57	12.042	2.094	0.57	12.042	1.286	0.46	5.948
Lady Clayre	—	—	—	5.097	0.38	19.245	5.097	0.38	19.245	1.141	0.37	4.178
Ivy Anne	—	—	—	5.202	0.34	17.823	5.202	0.34	17.823	1.163	0.33	3.876
Total Copper	—	—	—	287.154	0.40	1150.255	287.154	0.40	1150.255	79.128	0.41	321.280

Gold Equivalents
Copper: as gold equivalents	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)
Little Eva	—		—	155.949		82.119	155.949		82.119	24.065		12.613
Turkey Creek	—		—	22.393		14.619	22.393		14.619	3.588		2.395
Blackard	—		—	78.989		58.101	78.989		58.101	40.257		27.216
Scanlan	—		—	17.429		15.552	17.429		15.552	7.627		5.319
Bedford	—		—	2.094		1.857	2.094		1.857	1.286		0.922
Lady Clayre	—		—	5.097		2.972	5.097		2.972	1.141		0.649
Ivy Anne	—		—	5.202		2.759	5.202		2.759	1.163		0.606
Total Copper as gold equivalents	—		—	287.154		177.979	287.154		177.979	79.128		49.720
Total AUSTRALIA (including gold equivalents)	—		—	287.154		189.545	287.154		189.545	79.128		51.850

	Tonnes (Mt)		Gold equivalents (000 kg)	Tonnes (Mt)		Gold equivalents (000 kg)	Tonnes (Mt)		Gold equivalents (000 kg)	Tonnes (Mt)		Gold equivalents (000 kg)
Total Harmony including equivalents	217.502		521.194	682.267		1,216.759	899.769		1,737.953	437.095		1,148.037

Uranium
South Africa	Tonnes (Mt)	kg/t	U3O8 (Mkg)	Tonnes(Mt)	kg/t	U3O8 (Mkg)	Tonnes (Mt)	kg/t	U3O8 (Mkg)	Tonnes (Mt)	kg/t	U3O8 (Mkg)
Free State surface	—	—	—	82.788	0.101	8.361	82.788	0.101	8.361	—	—	—
Moab underground	—	—	—	5.826	1.170	6.817	5.826	1.170	6.817	2.703	0.712	1.925
Mine Waste Solutions	52.334	0.067	3.507	52.459	0.088	4.616	104.792	0.078	8.123	79.585	0.039	3.067
Total Uranium	52.334	0.067	3.507	141.073	0.140	19.794	193.406	0.120	23.301	82.288	0.061	4.993
¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,772/oz Au, US$4.00/lb Cu and US$23.00/oz Ag with 100% recovery for all metals.

Note: rounding of numbers may result in slight computational discrepancies.

Mineral Reserves

As at June 30, 2024, Harmony had aggregate attributable Proven and Probable Mineral Reserves of approximately 28.5 million ounces of gold, 11.8 million ounces of gold equivalents, 13.5 thousand ounces of silver, 5.1 million pounds of copper and 10.5 million pounds of uranium.

Operations	Proven Reserves			Probable Reserves			Total Mineral Reserves
Gold	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)
South Africa underground
Tshepong North	3.009	4.77	14.347	1.990	5.57	11.083	4.999	5.09	25.430
Tshepong South	2.355	8.02	18.900	0.229	7.08	1.621	2.584	7.94	20.521
Masimong	0.758	4.36	3.307	0.158	4.59	0.723	0.916	4.40	4.031
Joel	2.140	4.70	10.062	0.802	4.36	3.495	2.941	4.61	13.557
Target 1	2.459	4.27	10.508	1.145	4.87	5.577	3.605	4.46	16.085
Doornkop South Reef	4.822	4.01	19.317	8.734	4.51	39.379	13.556	4.33	58.696
Kusasalethu	1.999	6.33	12.663	0.001	3.82	0.004	2.001	6.33	12.667
Moab Khotsong including Zaaiplaats	3.360	7.69	25.848	10.277	8.14	83.671	13.637	8.03	109.519
Mponeng	4.466	9.67	43.190	10.940	8.86	96.875	15.406	9.09	140.065
Total South Africa underground	25.368	6.23	158.142	34.276	7.07	242.429	59.644	6.72	400.571
South Africa Surface
Kalgold	10.342	0.99	10.207	8.369	1.18	9.854	18.711	1.07	20.061
Tailings
Other Free State tailings	86.527	0.27	23.410	585.517	0.22	130.775	672.044	0.23	154.186
Phoenix	24.343	0.29	6.952	—	—	—	24.343	0.29	6.952
Central	—	—	—	41.243	0.28	11.393	41.243	0.28	11.393
Mine Waste Solutions	7.499	0.28	2.099	367.071	0.28	101.389	374.570	0.28	103.488
West Wits tailings	—	—	—	12.281	0.32	3.931	12.281	0.32	3.931
Total Tailings	118.369	0.27	32.462	1,006.112	0.25	247.489	1,124.481	0.25	279.951
Total South Africa Surface (including Kalgold)	128.710	0.33	42.668	1,014.481	0.25	257.343	1,143.191	0.26	300.012
Total South Africa	154.079		200.810	1,048.756		499.772	1,202.835		700.582
Papua New Guinea
Hidden Valley	1.030	0.92	0.943	15.382	1.68	25.875	16.413	1.63	26.818
Hamata	—	—	—	0.127	1.68	0.214	0.127	1.68	0.214
Golpu ¹	—	—	—	190.000	0.83	158.628	190.000	0.86	158.628
Total Papua New Guinea	1.030	0.92	0.943	205.509	0.90	184.717	206.540	0.90	185.660
Australia
Little Eva	—	—	—	—	—	—	—	—	—
Bedford	—	—	—	—	—	—	—	—	—
Lady Clayre	—	—	—	—	—	—	—	—	—
Ivey Anne	—	—	—	—	—	—	—	—	—
Total Australia	—	—	—	—	—	—	—	—	—
Total Harmony	155.109		201.753	1,254.266		684.489	1,409.375		886.242

Other metals
Papua New Guinea[1]	Proven Reserves			Probable Reserves			Total Mineral Reserves
Silver	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)
Hidden Valley	1.030	19.58	20.176	15.382	26.02	400.298	16.413	25.62	420.473

Copper	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)
Golpu	—	—	—	190.000	1.23	2,330.000	190.0	1.23	2,330.000

Operations	Proven Reserves			Probable Reserves			Total Mineral Reserves
Gold equivalents	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)
Silver
Hidden Valley	1.030		0.262	15.382		5.196	16.413		5.458
Copper
Golpu¹	—		—	190.000		360.556	190.000		360.556
Total silver and copper as gold equivalents	1.030		0.262	205.382		365.752	206.413		366.014
Total PNG including gold equivalents	1.030		1.205	205.509		550.469	206.540		551.674
Total Harmony including equivalents	155.109		202.015	1,254.266		1,050.241	1,409.375		1,252.256
South Africa
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)
Moab Khotsong underground	—	—	—	13.637	0.35	4.763	13.637	0.35	4.763

¹    Total attributable Gold equivalent ounces are calculated assuming a US$1,772/oz Au, US$4.00/lb Cu and US$23.00/oz Ag with 100% recovery for all metals.
²    Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
Note: rounding of numbers may result in slight computational discrepancies.
As at June 30, 2024, Harmony’s attributable gold and gold equivalent Mineral Reserves were 40.3 million ounces of gold, a increase from 39.3 million ounces at June 30, 2023. The year on year Mineral Reserve reconciliation is shown below.

Description	(000kg)	Moz
June 30, 2023 Gold and gold equivalents	1,224	39.3
Changes during fiscal 2024
Mined	-57	-1.8
Other losses (geology, planning)	-20	-0.6
Reserve additions from Operations	131	4.2
Gold equivalents	-26	-0.8
June 30, 2024 Gold and gold equivalents	1,252	40.3
Note: rounding of numbers may result in slight computational discrepancies.

MINERAL RESOURCE AND MINERAL RESERVE INDIVIDUAL PROPERTY DISCLOSURE

For more information about Harmony’s mines, including a summary of the Company’s mining rights and licenses refer to Item 4: "Information on the Company - Business Overview – Regulation”. For detailed information about Harmony’s mines, including the mining rights and licenses refer to the TRS on each individual property, filed as an Exhibit to this annual report on Form 20-F.

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
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.
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

Randfontein
Doornkop Mine
Westonaria
Carletonville
Fochville
Azaadville
R 41
Leratong
Tshepisong
Rietvallei
Doornkop Mine
558
WRD
Doornkop
Doornkop
Slovoville
Workshop, Stores, Admin
Thulani
Bambayi
Cooke
Soweto
26°11'S
27°45'E
27°50'E
0
2.5km
N
West Rand Operations
Doornkop Mining Right
Towns/residential areas
Plant
WRD
TSF
Shaft position
Railway
Regional roads
Farm Boundaries

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R3,924 million.

Doornkop did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.

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
In 2021 a capital project was approved to extend mining to new mining levels on 207 and 212 levels. Both the levels are currently busy with access development, which commenced from the shaft position in 2017 as early works. The shaft infrastructure is also being upgraded and an ore handling system is being established on 215 level in order to handle the production from the 207 and 212 levels.
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
A summary of the status of environmental permits and licenses issued as at June 30, 2024, related to Doornkop operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/2/(09) EM	DMRE	June 7, 2010	LOM
Certificate of Registration (Nuclear)	01/0025/06	National Nuclear Regulator	May 31, 2003	LOM
Water Use Permit	33/2/323/24	DWS	December 1, 1977	LOM
Integrated WUL (Draft)	16/2/7/C221/C024	DWS	January 1, 2010	LOM
ISO 14001 Certification	631282	BSI	November 1, 2021	November 1, 2024
Cyanide Management Certification	N/A	ICMC	April 1, 2021	April 1, 2024
Precious Metal Refining License	1889/000251/66	SA Diamond & Precious Metals Regulator	June 1, 2011	June 1, 2041
Environmental Authorisation for Water Treatment Plant	GP30/5/1/2/2/(09) EM	DMRE	August 1, 2016	LOM
License to impound water in a dam with Safety risk	12/2/C221/69	DWS	July 17, 2009	LOM
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
Mineral Resource Estimate
The Mineral Resource estimate for Doornkop is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources has been determined as 490cmg/t, based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold price	US$/oz	1,878
FX rate	R:US$	18.26
Gold price	R/kg	1,100,000
Plant recovery factor	%	96.65
Unit cost	R/t	3,395
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024. The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	19.360	3.64	70,440	17.334	3.44	59,656	18.1
Indicated	12.201	3.21	39,137	10.345	2.86	29,598	32.2
Total / Ave. Measured + Indicated	31.561	3.47	109,578	27.679	3.22	89,254	22.8
Inferred	12.126	4.15	50,357	13.262	4.53	60,050	(16.1)
Notes
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. H. Chirambadare, who is Ore Reserve Manager at Doornkop, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.

4.The Mineral Resources are reported using a cut-off value of 490 cmg/t determined at a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The increase in Mineral resources is mainly as result if the decrease in the resources cut-off grade from 650 cmg/t to 490 cmg/t.
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
The Mineral Reserve estimate, as at June 30, 2023 and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	4.822	4.01	19,317	5.203	4.35	22,651	(14.7)
Probable	8.734	4.51	39,379	8.212	4.44	36,467	8.0
Total / Ave. Proven + Probable	13.556	4.33	58,696	13.414	4.41	59,118	(0.7)
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
5.Mineral Reserves are reported using a cut-off grade of 500cmg/t determined using a gold price of US$1,772/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves is due to normal depletion that was not fully offset by long inclined borehole ("LIB") exploration drilling and on reef development which increased ore body confidence classification. LIB exploration drilling confirmed a flatter dipping reef which resulted in additional resources above infrastructure that were converted to reserves.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Doornkop. The modifying Factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/mᶟ	2.77
Stoping width	cm	124
Gully (dilution)%		6.01
Off Reef	%	2.36
Waste to Reef	%	0.33
Flushing tons	%	—
Discrepancy	%	18.55
Mine Call Factor	%	81.00
Plant Recovery Factor	%	96.65
Mine Recovery Factor	%	78.29
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	500
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.
Free State Surface Operations

Property Description
The Free State Surface Operations are located near the towns of Welkom and Virginia, Free State Province, South Africa. The operations reclaim and re-treat local surface tailings storage facilities (“TSFs”) and WRDs.
The Free State Surface Operations comprise Mineral Resources located in 26 TSFs and 6 WRDs; three of the TSFs are actively being mined and processed through two processing plants. The Free State Surface Operations comprise the following:
•Phoenix Project: this project is currently reclaiming two TSFs which are processed through the Saaiplaas Plant;
•Central Plant Reclamation. this operation is currently reclaiming one TSF which is processed through the Central Plant;
•Other Free Sate Tailings: this project is at pre-feasibility study ("PFS") level and will include the treatment of 21 TSFs. These TSFs will be processed through any of the plants; and
•WRDs located across Harmony's Free State mining operations.
The Free-State Surface Operations and their associated mineral rights are wholly owned by Harmony, except for the Phoenix Project. The Phoenix Project is 100% owned by Harmony’s BBBEE subsidiary, Tswelopele Beneficiation Operation (Pty) Limited, of which Harmony is a 77% shareholder (5% is held by the Harmony Community Trust).

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
Target 1
Target Plant
Target 2
Target 3
Freddies 9
Freddies 9
Freddies 8
Tshepong
Tshepong
Freddies 7
Odendaalsrus
Freddies 6
Freddies 6
Nyala
FSN3A
Phakisa
Nyala
Freddies 3
FSN2
FSN3B
FSN1
Kudu
Kudu
Eland
FSN4
Eland
Two Plant
Sable
Sable
27°46'S
27°50'S
27°54'S
26°38'E
26°42'E
0
2.5km
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
The Other Free State Tailings is currently at PFS stage. Although the results of the study completed in 2009 indicate a positive net present value, the project has not yet been commissioned. The Reserve Reclamation Financial Model done for these Other Free State Tailings for our 2025 business plan is also showing a positive free cash flow. The project currently comprises the 21 TSFs.
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.

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

N
MINE SERVICES AND TRANSPORT
FSS5
PAN
HOSTEL
MASIMONG 4
FSS3
PB DAM C
PB DAM D
PB DAM B
PB DAM A
RWD
FSS1
FSS2E
FSS2W
SAAIPLAAS RETURN WATER DAM
FSS4
SAAIPLAAS 3
SP6
SAAIPLAAS PLANT
SAAIPLAAS 2
SAAIPLAAS 1
BAMBANANI WEST
FSS6
SP4
SP1
SP2
SP5a
SP5b
SP3
DAM 13
BAMBANANI
FSS7
SAAIPLAAS RETURN WATER DAM
EVAPORATION DAMS
HARMONY 4
CENTRAL PLANT (retreatment project)
DAM 31
DAM 21/H3
23
HARMONY 2
22a – c H1
HARMONY 3
VIRGINIA 1
VIRGINIA 2
SANDRIVER
25
27 CALCINE
30
31
30 A
26
28
0
1 000
2 000
Metres
LEGEND
Shaft position
Non-operating shafts
Active tailing retreatment plants
Slime dams (municipality)
Slimes dams being mined
Non-active slime dams
Dams and pans
Roads

Free State Surface Sources had no “Property, Plant, and Equipment” as of June 30, 2024.
Free State Surface Operations did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
History
The Saaiplaas plant originally processed ore from Saaiplaas 1, 2 and 3 shafts. Saaiplaas 1 closed around 1980, Saaiplaas 2 around 1996, and Saaiplaas 3 around 2000. The Saaiplaas plant once also processed ore from the Erfdeel (now Masimong) shafts. With the decline of mining in the area, the plant was relegated to processing unmilled surface source material (waste) at a rate of 110,000tpm until July 2007. As all material currently processed by the plant is recovered by hydro-mining from old, desiccated tailings dams in the area, crushing or milling is not required. The ore-receiving silos were demolished in July 2007 when milling ceased.
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

TSF Name	License Type	Reference No.	Effective Date	Expiry Date	Mineral
Brand A (PB Dam A)	MR	82	December 11, 2007	December 10, 2029	Au
No. 21 (H3)	MR	82	December 11, 2007	December 10, 2029	Au
FSS3	MR	227	December 11, 2007	December 10, 2029	Au
FSS5	MR	227	December 11, 2007	December 10, 2029	Au
FSS6	MR	227	December 11, 2007	December 10, 2029	Au
FSN6	MR	227	December 11, 2007	December 10, 2029	Au
No. 32	MR	82	December 11, 2007	December 10, 2029	Au
FSS1	MR	227	February 4, 2010	December 10, 2029	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
FSS2 East and West	MR	83/227	December 11, 2007	December 10, 2029	Au
FSS4	MR	83	December 11, 2007	December 10, 2029	Au
FSS7	MR	83	December 11, 2007	December 10, 2029	Au
FSS8 East	MR	82	December 11, 2007	December 10, 2029	Au
FSS8 West
Brand D (PB Dam D)	MR	Welkom no MR	December 11, 2007	December 10, 2029	Au
Saaiplaas 1	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 3 and 2	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 5b	MR	82	December 11, 2007	December 10, 2029	Au
Saaiplaas 6	MR	82	December 11, 2007	December 10, 2029	Au
No. 23 (Central Plant)	MR	82	December 11, 2007	December 10, 2029	Au
No. 30a	MR	82	December 11, 2007	December 10, 2029	Au
No. 33b	MR	82	December 11, 2007	December 10, 2029	Au
No. 34a	MR	82	December 11, 2007	December 10, 2029	Au
Target Slimes Dam	MR	225	December 12, 2013	December 11, 2026	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
Pres Steyn 9 (Freddies 9)	MR	226	February 4, 2010	February 3, 2040	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn

A summary of the status of environmental permits and licenses issued as at June 30, 2024 related to Free State Surface operations is presented in the table below.

Operation	Permit / License	Reference No.	Issued By	Date Granted	Validity
Phoenix Project	Atmospheric Air Emission License- Exemption	LDM/AEL/YMK/017	Lejweleputswa District Municipality	November 5, 2018	N/A
	Water Permit	1214N	DWS	N/A	LOM
		575N	DWS	September 30, 1987	LOM
		718N	DWS	October 5, 1993	LOM
	Water Use Registration	23007522	DWS	July 19, 2024	LOM
Central Plant Reclamation	Atmospheric Air Emission License	LDM/AEL/YMK/017	Lejweleputswa District Municipality	November 5, 2018	N/A
	Water Permit	1214N	DWS	N/A	LOM
General	Environmental Management Programme	FS30/5/1/2/3/2/1(82) EM	DMRE	March 12, 2010	Valid
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
Exploration
Various auger drilling and sampling campaigns have been undertaken and are on record from 2007 to 2020. The most recent drilling of nine TSFs (including Saaiplaas Complex, FSS1, FSS4, FSN6, FSS6, FSS7) began in January 2017 and was completed February 2020.
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
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate for TSF, as at June 30, 2024 exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2024			2023
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	Phoenix Project	20.596	0.26	5,278	19.530	0.27	5,188	1.7
	Other Free State Tailings	82.788	0.27	22,487	82.788	0.27	22,487	—
Sub Total / Ave. Measured		103.384	0.27	27,766	102.318	0.27	27,676	0.3
Indicated	Central Plant Reclamation	1.752	0.03	44	—	—	—	—
	Other Free State Tailings	—	—	—	—	—	—	—
Sub Total / Ave. Indicated		1.752	0.03	44	—	—	—	—
Total / Ave. Measured + indicated		105.136	0.26	27,809	102.318	0.27	27,676	0.5
Inferred	Phoenix Project	—	—	—	—	—	—	—
	Other Free State Tailings	15.459	0.19	2,937	15.459	0.19	2,937	—
Total / Ave. Inferred		15.459	0.19	2,937	15.459	0.19	2,937	—
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The QP responsible for the estimate is Mr. BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,878/oz.
4.Tonnes are reported as million tonnes rounded to three decimal places. Gold values are rounded to zero decimals places.
5.Uranium content is not reported for any of the projects.
6.Metal content does not include allowances for processing losses.
7.Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
8.Rounding as required by reporting guidelines may result in apparent summation differences
9.The Mineral Resource estimate is for Harmony’s 100% interest.

The change in Mineral Resources is as a result of estimation model and survey updates.

The Mineral Resource estimate for WRD, Mineral Resources as at June 30, 2024 (exclusive of the reported Mineral Reserves), is summarized in the table below:

		Fiscal Year Ended June 30,
		2024			2023
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	WRD	—	—	—	—	—	—	—
Indicated	WRD	0.078	0.55	43	0.802	0.34	274	(84.1)
Total / Ave. Indicated		0.078	0.55	43	0.802	0.34	274	(84.1)
Inferred	WRD	11.591	0.44	5,080	17.095	0.43	7,354	(30.9)
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
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,878/oz.
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

The change in Mineral Resources is due to the depletion replaced with new WRDs.

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
The Mineral Reserve estimate for Free State Surface Operations, as at June 30, 2023 and 2024, is summarized in the table below.
There are no Mineral Reserves for the WRDs.

		Fiscal Year Ended June 30,
		2024			2023
Mineral Reserve Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	Phoenix Project	24.343	0.29	6,952	30.371	0.28	8,652	(19.6)
	Free State Tailings	86.527	0.27	23,410	86.527	0.27	23,410	—
Sub Total / Ave Proven		110.870	0.27	30,363	116.898	0.27	32,063	(5.3)
Probable	Central Plant Reclamation	41.243	0.28	11,393	45.087	0.27	11,964	(4.8)
	Free State Tailings	585.517	0.22	130,775	585.517	0.22	130,775	—
Sub Total / Ave Probable		626.760	0.23	142,169	630.605	0.23	142,739	(0.4)
Total / Ave Proven + Probable		737.630	0.23	172,531	747.503	0.23	174,802	(1.3)
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
4.Mineral Reserves are reported using a cut-off grade of 0.20g/t and a gold price of US$1,772/oz.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

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

Operation / Project	Source	Cut-off Grade (g/t Au)	Plant Recovery (%)
Phoenix Project	No. 21 (H3)	0.21	45.00
	Brand A (PB Dam A)	0.21	45.00
	FSS6	0.21	45.00
Central Plant Reclamation	FSS5	0.21	48.00
	FSS3	0.21	48.00
Free State Tailings	Free State South 1 (FSS1)	0.19	51.71
	Free State South 2 East & West (FSS2 E&W)	0.19	51.71
	Free State South 4 (FSS4)	0.19	51.71
	Free State South 7 (FSS7)	0.20	48.67
	Free State South 8 (FSS8-E)	0.19	51.71
	Free State South 8 (FSS8-W)	0.19	51.71
	Free State North 6 (FSN6)	0.23	43.32
	ARM (1+2+3+4)(Welkom Slimes Dam)	0.22	45.00
	Brand D	0.19	52.57
	Saaiplaas 1	0.19	52.57
	Saaiplaas 3 & 2	0.19	52.57
	Saaiplaas 5b	0.19	52.57
	Saaiplaas 6	0.19	52.57
	No. 23 (Central Plant)	0.19	52.57
	No. 30a	0.19	52.57
	No. 33b	0.20	48.97
	No. 34a	0.19	52.57
	No. 32	0.20	49.89
	No 33A	0.19	52.51
	Target Slimes Dam	0.19	52.00
	Pres Steyn 9 (Freddies 9)	0.19	52.00
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
Joel mine is accessible via the national and provincial roads. The general layout of Joel infrastructure in relation to the other Harmony Free State mines, is displayed in the graphic below.

Welkom
LIMPOPO
Polokwane
Botswana
GAUTENG
Pretoria
Johannesburg
Swaziland
NORTH WEST
Namibia
FREE STATE
KWAZULU-NATAL
Bloemfontein
Lesotho
NORTHERN CAPE
Durban
SOUTH AFRICA
EASTERN CAPE
East London
WESTERN CAPE
Cape Town
Port Elizabeth

26°
TARGET NORTH
(Exploration)
N
W
E
S
R30
Allanridge
TARGET 1
TARGET 3
TSHEPONG NORTH
R34
Odendaalsrus
R730
R34
TSHEPONG
SOUTH
(Phakisa)
R70
MASIMONG
R710
Welkom
28°
R30
28°
Virginia
R73
R30
R73
JOEL
R30
Theunissen
0 5
Kilometres
26°

Free State operations

	Latitude	Longitude
Target 1	27°45'42.59"S	26°38'24.92"E
Target 3	27°49'42.93"S	26°38'29.27"E
Tshepong North	27°51'56.45"S	26°42'45.15"E
Tshepong South (Phakisa)	27°54'1.27"S	26°43'30.05"E
Masimong	27°58'23.93"S	26°52'39.41"E
Joel	28°16'17.19"S	26°48'57.97"E

LEGEND

- Location of operating shafts
- Free State operations
- Neighbouring mines
- Care and maintenance

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of 1,379m below mine datum (“BMD”). Joel currently has a LOM expectancy of six years, which includes mining up to 137 level and in a block of ground swapped with the neighboring Beatrix Mine.
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.
Operational Infrastructure
The surrounding areas of Welkom and Virginia are well developed in terms of access and mining-related infrastructure supporting the numerous operational gold mines in the area. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure.
Joel has two operational shaft complexes namely North Shaft and South Shaft, which service and support the mining operation as defined in the LOM plan. The Joel gold plant located near North Shaft was decommissioned in 2019. Joel ore is currently trucked over a distance of 35km to the Bambanani ore transfer site. The ore is then transported by rail to the Harmony One Plant, over a distance of 7km.
Operations are powered by electricity from Eskom.
Joel’s surface and underground infrastructure, including its power and water supplies, are sufficient for the LOM plan production requirements.

N
WRD
Joel North Shaft
Accommodation
Processing Plant (decommissioned)
Training, Stores, Medical
Main Gate
Beatrix Mine
28°16'S
Main Office Complex
TSF (decommissioned)
Joel South Shaft
WRD
0
400m
26°49'E

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1,372 million.
Joel did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
Mineralization is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The significant minerals in the deposit are quartz (60%), pyrite (35%) and garnets (5%) within medium to coarse, clast-supported oligomictic pebble horizons. Detrital carbon is also common.
History
Active prospecting in the area began on the farms Leeuwbult 580 and Leeuwfontein 256 in 1981. Construction of the twin-shaft system began in September 1985 and was completed by December 1987. Joel South was designed to be a fully trackless mining operation.
Previously known as HJ Joel Mine, its name was changed to Joel in 1998 when the then AngloGold Ashanti was established. The mine’s name changed again to Taung in 1999 and finally reverted to Joel in January 2002 when the Freegold Joint Venture between Harmony and African Rainbow Minerals Limited Gold Division ("ARMGold") assumed responsibility for the operation.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights (30/5/1/2/2/10044 MR ) that encompasses an area of 2,166.92ha was successfully converted, executed and registered as a new order mining right at the MPRTO on August 6, 2010. The right was granted on December 3, 2007 for a period of 11 years, ending on December 2, 2018. The right further renewed in terms of section 24 (1) of the Mineral and Petroleum Resources Development Act on February 15, 2019 for a further 11 years, ending on February 14, 2030.

The following mining rights make up the full mining lease area of approximately 2,166.92ha:
•30/5/1/2/2/10044 MR valid from February 15, 2019, to February 14, 2030.
A summary of the status of all environmental permits and licenses issued at June 30, 2024 related to Joel is presented in the table below.
Mining Method

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/2/13 MR	DMRE	Mar 31, 2010	LOM
Water Permit	1459B (B33/2/340/116)	DWS	May 27, 1991	LOM
Water Permit	1460B (B33/2/340/116)	DWS	Mar 15, 1991	LOM
Waste Disposal Permit	1339N(B33/2/340/116/P35)	DWS	Sept 16, 1992	LOM
Water Permit	3M (B33/2/340/116)	DWS	May 27, 1991	LOM
Sewage Treatment Permit	QC404.00.XR01	DWS	Aug 20, 1986	LOM
Water Permit	1339N (B33/2/340/116)	DWS	Mar 15, 1991	LOM
Environmental Authorization	EMS/11(i)/12(ii)(a)(c), 14, 19 ,24(ii),1, 15, 4(b)(i)(gg), 10(b)(i)(gg)(hh), 12(b)(i), 14(ii)(a)(b)(i)(hh)/22/16	DESTEA	Sep 11, 2023	LOM

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of up to 1,350m BMD. Joel currently has a LOM expectancy of six years, which includes mining up to 137 level and in a block of ground swapped with the neighboring Beatrix Mine.
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
Joel’s upper mining levels are in a mature phase of operation. The decline project development, from 129 to 137 levels, which started in 2011, is complete. This included mining up to 137 level and the Beatrix Mine block swap. The decline project to access the orebody from 137 level included two declines that were developed at 12° from 129 level – a chairlift decline and a conveyor belt decline. The belt, main tips and chairlifts have been completed. Primary footwall development is currently underway on 137 level and production from the 137 level E3 Raise and 137 E4 Raise is ongoing.
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. JD Ackermann	SAIMM	BSc Geol	All Sections	Full time

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
The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives. The drill hole spacing is typically every 30m along strike and 30m down dip, with higher density in the western limb of the asymmetric syncline to the north-west of the mine. The underground drill holes are short drill holes rarely exceeding 200m in length.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate at Joel is considered to have reasonable prospect for economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 558cmg/t gold based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold Price	US$/oz	1,878
Exchange Rate	R:US$	18.26
Gold Price	R/kg	1,100,000
Plant Recovery Factor	%	94.67
Unit Cost	R/t	4,076
Note: Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024. The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	1.738	8.69	15,103	1.392	9.83	13,690	10.3
Indicated	2.750	7.38	20,306	2.940	7.07	20,802	(2.4)
Total / Ave. Measured + Indicated	4.488	7.89	35,410	4.332	7.96	34,491	2.7
Inferred	0.395	8.27	3,264	0.762	7.87	6,001	(45.6)
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. JD Ackermann, who is Ore Reserve Manager at Joel, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4. 4. The Mineral Resources are reported using a cut-off value of 558cmg/t determined at a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The decrease in Mineral Resources was due to depletion, as well as additional geological data, leading to reinterpretation of the Klippan erosion channel boundary in the East.
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
The Mineral Reserve estimate, as at June 30, 2023, and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.140	4.70	10,062	2.933	4.87	14,284	(29.6)
Probable	0.802	4.36	3,495	0.545	4.33	2,358	48.2
Total / Ave. Proven + Probable	2.941	4.61	13,557	3.478	4.79	16,642	(18.5)
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. JD Ackermann, who is the Joel Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 915cmg/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves was due to depletion, as well as additional geological data, leading to reinterpretation of the Klippan erosion channel boundary in the East. These decreases were partially offset by additional ounces identified.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Joel. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.75
Average Stoping Width	cm	174
Gully	%	4.17
Off reef	%	0.97
Waste to Reef	%	7.75
Flushing Tons	%	0.00
Discrepancy	%	0.00
Mine Call Factor (MCF)%		82.00
Plant Recovery Factor (PRF)%		94.67
Mine Recovery Factor	%	77.63
Plant Call Factor	%	100.00
Mineral Reserve Cut Off	cmg/t	915
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

KRAAIPAN GREENSTONE BELT – LOCALITY

N
BOTSWANA
SOUTH AFRICA
Malopo River
Malopo River
Mahikeng
Madibe gold mine
Kalplats Project
(ARM)
Kalgold
(Harmony)
Muirs gold mine
Gemsbok Pan
Goudplaats
(historic mine)
Vryburg
24°
25°
26°
26°
-5°
24°
25°
27°
0
10
20
30
40
50
Kilometres
LEGEND
Amalia-Kraaipan
Greenstone Terrane
International border
Gold prospect/mine
Road
Railway
Kraaipan Project

Kalgold is a open-pit mining operation, extracting ore from a series of satellite orebodies.
There is no material litigation against the Company which threatens its mineral rights, tenure, or operations.
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

N
W
E
S
Y -22 000m
Y -24 000m
Y -26 000m
Y -28 000m
X +2 890 000m
X +2 892 000m
X +2 894 000m
X +2 896 000m
SPANOVER 549 10
LENTON 541
SPANOVER 552 10
NOTTINGHAM 570 10
FERNDALE 554 10
BAKOVEN 550
FERNDALE 551 10
KOEDOESRAND 569
FERNDALE 564 10
Windmill South Pit
Watertank Pit
Watertank Waste Rock Dump
Spanover Waste Rock Dump
A Zone Waste Rock Dump
A Zone Pit
Low grade stockpile
Low grade stockpile
Tailings Dump
Training centre
Waste Rock Dump North
Goldridge 632 10
Processing Plant
Kalgold main offices
D Zone Pit
Waste Rock Dump South
0
1 000
Metres
LEGEND
Kalgold operations
Kalgold pit outlines
WINDMILL SOUTH PIT
WATERTANK PIT
A ZONE
D ZONE PIT (mined out)
LEGEND
Pit limits
Waste rock dumps
Tailings dump
Topsoil stockpile
Kalgold freehold area
Mining rights area

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1,025 million.
Kalgold did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.

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
The Kalgold lode deposit is accessed through five discrete mining areas, namely the D Zone, A Zone and A Zone south extension (Henrys), Watertank, and Windmill pits. Watertank pit can be split into Watertank Main and North. Watertank North refers to the northern extension of the pit. The geology of the D Zone Pit is used as a benchmark for the other pits. The geology consists of mafic schist, which forms the immediate footwall, a BIF horizon as the main mineralized zone and a succession of clastic sediments consisting of shale, greywacke, and volcanic conglomerates as the hanging wall. Mining is currently taking place at the A Zone, Watertank, Henry and Windmill pits.
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
Exploration of the Kraaipan Greenstone belt by Shell began in the 1980s. In 1994, West Rand Consolidated Mines (“WRCM”) acquired Shamrock. The company changed its name to Kalahari Goldridge Mining Company Limited in May 1996 and was listed on the Johannesburg Stock Exchange on October 14, 1996, via an issue of 18.4% of the shares of the company, as a dividend in specie, to shareholders of WRCM.
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
The mining right now encompasses 988.23ha. The mining right was issued for a period of 30 years, expiring on August 27, 2038, and Kalgold has the exclusive right to renew the right for a further 30 years. The Kalgold mineral rights are held by Harmony. Under the MPRDA, Harmony is entitled to apply to renew the mining right on its expiry. At June 30, 2024, Harmony was still awaiting the approval of the new prospecting right application lodged on January 31, 2024 to secure the area where the section 102 application was refused by DMRE in 2021. The prospecting rights will be an extension to the current Mining Right which will be converted to a mining right as soon as the resource has been confirmed.
Harmony is the holder of the following mining rights:
•NW30/5/1/2/2/77MR valid from August 28, 2008 to August 27, 2038.
•NW30/5/1/1/2/14264 PR. A prospecting rights application was lodged January 31, 2024, was still pending approval at June 30, 2024.
A summary of the status of environmental permits and licenses issued as at June 30, 2024, related to Kalgold operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	NW30/5/1/2/2/77MR	DMRE	March 8, 2022	LOM
Environmental Authorization	(NW) 30/5/1/2/3/2/1/77 EM	DMRE	October 4, 2022	LOM
Water Use License	07/D41B/ABCGIJ/4754	DWS	February 22, 2021	15 years
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/06/03/2024	Ngaka Modiri Molema District Municipality	June 6, 2024	12 Months
Protected Trees Permit	01-12-2020/24NW	DFFE	December 2, 2020	December 2, 2025
Atmospheric Emission License	NWPG/KALGOLDAEL 4.1,4.13 & 4.17/OCT2023	DEDECT	October 4, 2023	September 1, 2024

Mining Method
Kalgold is an open-pit mining operation located in the geological terrane of the Archaean KGB. Gold mineralization is hosted by steeply dipping BIF interbedded with schist, shale, and greywacke. The nature of the orebody requires the selective mining of the ore blocks, defined by the east and west mineralized limbs, to separate the ROM destined ore, above the Mineral Reserve cut-off of 0.58g/t. Based on the gold grade, properties of the host rock, and shallow depth of mineralization, open pit mining is appropriate for Kalgold. The gold deposit is mined most cost effectively, using a modular approach with multiple small to medium open pits defined by mineralized zones.
Mineral Processing
Kalgold's gold processing facility has been in operation since 1996. The technology used to process the gold-bearing ore is well established and has proven to be suitable for the style of mineralization. Kalgold processes the ore using a well-established cyanide and CIL process for their recovery of gold. The average planned milling tonnages per month is 126.071ktpm at the planned feed grade of 1.09g/t. The plant is operating at its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QP preparing the TRS was employed by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. RF. Gaelejwe	SACNASP	BSc. Hons (Geol), PgDip, EMBA	All	Full time
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
Further exploration drilling took place during 2021 - 2023. The results from this exploration drilling extended the mineralized area beyond the current resource limits. The exploration drilling and subsequent definition of the Mineral Resources are ongoing whereby new data is incorporated into the geological model and Mineral Resource estimate.
Exploratory work planned to the south of the D zone will commence as soon as the pending prospecting right application approval is received. This drilling is aimed at expanding Mineral Resources and Mineral Reserves beyond the current mining limits.
The QP is of the opinion that the drilling and survey processes, the geological and geotechnical logging and the sampling and assaying data is appropriate for the Kalgold modelled deposit and mineralization style.
Mineral Resource Estimate
The Mineral Resources at Kalgold are considered to have reasonable prospects of economic extraction by open pit mining methods. Kalgold is an on-going operation with a well-defined set of operating parameters and costs. These parameters are used to generate a series of open pit Mineral Resource shells based on various gold prices, to constrain the Mineral Resource block model for reporting purposes. Based on the parameters presented in the table below, the cut-off grade reporting to the Kalgold Mineral Resources at June 30, 2024, is 0.55g/t gold.

Description	Unit	Value
Gold price	R/kg	1,100,000
Planned recovery factor	%	86.00
Mining costs	R/t	Modelled based on Andru mining rates
Processing costs	R/t	310
Plant throughput	ktpm	130
Planned dilution (Weighted planned per pit)%		6.94
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	8.928	1.15	10,223	3.474	1.05	3,634	181.3
Indicated	14.715	1.33	19,538	31.832	1.20	38,187	(48.8)
Total / Ave. Measured + Indicated	23.643	1.26	29,762	35.306	1.18	41,821	(28.8)
Inferred	31.688	0.60	18,855	25.448	0.34	8,648	118.0
Notes:
1. Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The QP responsible for the estimate is Mr. RF Gaelejwe, who is Ore Reserve Manager at Kalgold, and a Harmony employee.
2. The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3. No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 0.55g/t and a gold price of US$1,878/oz; for an assumed plant throughput of 130Ktpa.
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

The decrease in Mineral Resources was due to the pit shell design that was optimized to mine higher grades in Watertank Main.
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
The Mineral Reserve estimate, as at June 30, 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	10.342	0.99	10,207	5.384	0.93	4,991	104.5
Probable	8.369	1.18	9,854	8.529	0.85	7,217	36.5
Total / Ave. Proven + Probable	18.711	1.07	20,061	13.913	0.88	12,208	64.3
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. RF. Gaelejwe, who is the Kalgold Ore Reserve Manager, and a Harmony employee.
2.Tonnes, grade, and gold content are dec    ared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 0.58g/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The increase in Mineral Reserves is attributed to the Inclusion of Watertank Main mining at an improved strip ratio.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kalgold. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Mineral Reserve cut-off - Pit Mineral Reserves	g/t	0.58
MCF - Pit Mineral Reserves	%	100.00
Dilution - Pit Mineral Reserves (Weighted planned per pit)%		6.94
Plant Recovery Factor - Pit Mineral Reserves	%	86.00
Plant Recovery Factor - Stockpile Mineral Reserves	%	70.00

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

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
West Rand Cons
Luipaardsvlei
Randfontein
N 14
R 41
500
Durban Roodepoort Deep
Rand Leases
Doornkop Mine
Cooke
26°15'S
NORTH WEST
GAUTENG
N 12
Westonaria
Carletonville
501
Cooke
West Rand Operations
Towns/Residential Areas
Shaft Position
National Roads
Regional Roads
Provincial Boundary
Driefontein
R 28
Blyvooruitzicht
TauTona Mine (closed)
Savuka Mine (closed)
Kloof
South Deep
Mponeng Mine
Kusasalethu Mine
Deelkraal Mine
26°30'S
Fochville
0
10km
27°30'E
27°45'E

All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings against Harmony, which threaten its mineral rights, tenure, or operations.
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

Kusasalethu
Potchefstroom
Klerksdorp
Parys
N
500
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
26°27'S
Kusasalethu Shaft
Kusasalethu Plant
N12
Kusasalethu
Wedela
Mponeng
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
27°21'E
0
2km

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R520 million.
Kusasalethu did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
History
Kusasalethu was previously known as Elandsrand Gold Mine when it was owned by AngloGold Ashanti. The shaft system (i.e., the vertical twin shaft) together with the gold plant were commissioned in 1978.
In 2001, Harmony took control and ownership of Elandsrand Gold Mine and Deelkraal Gold Mine from AngloGold Ashanti. The name Elandsrand was changed to Kusasalethu in 2010.
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

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/3/2/1(07) EM	DMRE	December 18, 2007	LOM
Water Use License	08/C23J/AJFG/10192	DWS	December 14, 2020	December 13, 2040
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr JM Modise	SAGC	MSCC, NHD (MRM)	All	Full time
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
Underground exploration drilling has been on-going throughout the operational life of Kusasalethu. Most of the underground drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold Ashanti before Harmony acquired the mine.
The drilling of exploration holes is limited by the availability of sufficient drilling platforms or development ends. This however has a marginal effect on estimation, due to the limited amount of development being done on the mine.
During fiscal 2024 the mine drilled 18 underground exploration holes, totaling 5,748m at a capital cost of R6.2m.
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
Mineral Resource Estimate
The Mineral Resource estimate for Kusasalethu is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources is determined at 1,086cmg/t gold based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold Price	US$/oz	1,878
Exchange Rate	R:US$	18.26
Gold Price	R/kg	1,100,000
Plant Recovery Factor	%	95.70
Unit Cost	R/t	5,857
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024. The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	—	—	—	0.189	37.32	7,045	(100.0)
Indicated	5.739	9.99	57,327	6.457	10.11	65,278	(12.2)
Total / Ave. Measured + Indicated	5.739	9.99	57,327	6.646	10.88	72,323	(20.7)
Inferred	2.394	8.81	21,096	2.454	8.85	21,722	(2.9)
Notes:
1.Mineral Resources are reported with an effective date of June, 30 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. JM Modise, who is Ore Reserve Manager at Kusasalethu, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 1,086cmg/t determined at a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The decrease in Mineral Resources was due to depletion which was partially offset by the extension of LOM that resulted in the conversion of Mineral Resources to Mineral Reserves.

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
The Mineral Reserve estimate, as at June 30, 2023, and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	1.999	6.33	12,663	1.679	7.44	12,498	1.3
Probable	0.001	3.82	4	0.061	5.04	309	(98.6)
Total / Ave. Proven + Probable	2.001	6.33	12,667	1.741	7.36	12,806	(1.1)
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. JM Modise, who is the Kusasalethu Ore Reserve Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 1,096cmg/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves was a result of depletion that was partially offset by the extension of the LOM by 19 months. Promising exploration drilling results were returned for the period 2023 to 2024.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kusasalethu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
RD	t/m³	2.78
Stoping Width	cm	132.7
Gully	%	5.21
Off Reef	%	2.97
Waste to Reef	%	0.83
Flushing	%	0.23
Discrepancy	%	11.99
Mine Call Factor	%	85.24
Plant Recovery Factor	%	95.70
Mine Recovery Factor	%	81.57
Plant Call Factor	%	100.00
Mineral Reserves Cut Off	cmg/t	1096
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

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
Top Mine
Great Noligwa Shaft
Middle Mine
Vaal River
Great Noligwa Mine
Moab Khotsong Shaft
Orkney
Kopanang Mine
Zaaiplaats
R 30
R 76
Mining Right
National Road
Secondary Road
Towns/Villages
River
Plant
Mine Division
Shaft Position
27°00'S
0
5km
26°40'E

Moab Khotsong comprises the underground and surface assets associated with two mines, namely Moab Khotsong Mine and Great Noligwa Mine, which Harmony acquired from AngloGold Ashanti in 2018. Both are deep level gold mines, operating at depths of between 2km and 3km. They are situated directly south of the Vaal River approximately 10km east of the town of Orkney, in the Free State Province of South Africa. The primary reef mined is the Vaal Reef ("VR"), with additional production being sourced from the C Reef.
Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These are referred to as Top Mine, accessed through Great Noligwa shaft, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats, accessed through a decline system off the base of the Moab Khotsong shaft.
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.
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

Settling Dams
Great Noligwa #
Noligwa Plant
South Uranium Plant
Moab Khotsong #
Mispah 1 TSF
Mispah 2 TSF
Kopanang Paydam
Scale
0
500m
Tailings pipeline
Railway line
Road

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R6,017 million.
Moab Khotsong did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.

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
Moab Khotsong exploits gold mineralization occurring in the VR. This reef is stratigraphically located near the top of the Johannesburg Sub-group, within the CRG. The VR ranges in depth at Moab Khotsong from 1,500m BMD to 3,400m BMD. Gold mineralization also occurs in the stratigraphically higher C Reef, which lies approximately 225m above the VR. However, the C Reef typically contributes less than 5% to the mining production.
History
Great Noligwa Mine was developed by AAC and was originally known as Vaal River No. 8 Shaft. Work on Great Noligwa was initiated in 1968, and the mine produced its first gold in 1972. Great Noligwa reached its production peak of around 1,000koz per annum in the late 1990s and at present, mining activity at Great Noligwa Mine is concentrated on the extraction of pillars.
The Moab Khotsong Mine was developed by AngloGold Ashanti and is the youngest of South Africa’s deep-level gold mines. It came into production in 2003 and has been continuously economically exploited since then. The Great Noligwa Mine was merged with Moab Khotsong Mine in 2014, and since the merger of the two mines, annual production has been in the order of 250koz of gold.
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
A summary of the status of environmental permits and licenses issued as at June 30, 2024 related to Moab Khotsong operation is presented in the table below.

Permit Holder	Permit / License	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPr	NW30/5/1/2/2/15&16MR	DMRE	October 21, 2022	LOM
Harmony	Atmospheric Emission License	AEL/FS/MKO- HGM/14/10/2019F	DFFE	January 29, 2021	January 30, 2026
Harmony	Waste Management License	NWP/WM/DK2/ 2018/04/01/02	DARD	March 13, 2019	LOM
Harmony	Water Use License	08/C24B/AGJ/9799	DWS	November 12, 2020	November 12, 2040
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. V. Esterhuizen	SACNASP, GSSA	B.Sc. Hons (Geol)	All sections	Full time employed on the property
Exploration
Exploration at Moab Khotsong has focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained from an initial geophysical seismic survey and later through surface drilling, underground channel (chip) sampling, underground mapping and underground drilling.
The surface drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold Ashanti before Harmony acquired Moab Khotsong.
Underground exploration drilling has been on-going throughout the operational life of Moab Khotsong as the mine deepens. Underground drilling intersections are sampled where possible and, if acceptable and representative, are used in the estimation process. For estimation purposes 134 Surface, LIB and underground intersections were used.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources is determined per mining area as follows: Top Mine 500cmg/t, Middle Mine 1,000cmg/t and Zaaiplaats 1,350cmg/t based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold Price	US$/oz	1,878
Exchange Rate	R:US$	18.26
Gold Price	R/kg	1,100,000
Plant Recovery Factor	%	96.60
Unit Cost (Specific cost applied per mining area)	R/t	6,135
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024. The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

Gold	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.938	17.32	50,895	2.881	18.34	52,822	(3.6)
Indicated	2.888	15.38	44,417	3.122	13.57	42,361	4.9
Total / Ave. Measured + Indicated	5.826	16.36	95,312	6.002	15.86	95,183	0.1
Inferred	2.703	18.16	49,098	2.549	19.09	48,663	0.9

Uranium	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)
Measured	—	—	—	—	—	—	—
Indicated	5.826	1.17	6,817	6.002	0.68	4,106	66.0
Total / Ave. Measured + Indicated	5.826	1.17	6,817	6.002	0.68	4,106	66.0
Inferred	2.703	0.71	1,925	2.549	0.73	1,866	3.2
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. V. Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Gold Mineral Resources are reported using a cut-off value per area of 500cmg/t, 1000cmg/t and 1350cmg/t determined a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
9.Uranium is reported as a byproduct of Gold.

The Mineral Resource increased due to structural gains in the Zaaiplaats project area.
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
The Mineral Reserve estimate, as at June 30, 2023, and 2024, is summarized in the table below.

Gold	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	3.360	7.69	25,848	3.897	7.80	30,396	(15.0)
Probable	10.277	8.14	83,671	9.447	8.90	84,106	(0.5)
Total / Ave. Proven + Probable	13.637	8.03	109,519	13.345	8.58	114,502	(4.4)

Uranium	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	% Change
Proven	—	—	—	—	—	—	—
Probable	13.637	0.35	4,763	13.345	0.32	4,260	11.8
Total / Ave. Proven + Probable	13.637	0.35	4,763	13.345	0.32	4,260	11.8
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is V Esterhuizen, who is the Acting Ore Reserve Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Gold Mineral Reserves are reported using a cut-off grades per mining area of 1,200cmg/t, 1,300cmg/t and 1,800 cmg/t determined using a gold price of US$1,772/oz gold.

6.Uranium is reported as a byproduct of Gold.
7.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves is due to depletion.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Moab Khotsong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Moab Khotsong Middle Mine	Zaaiplaats	Great Noligwa Top Mine
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	178cm	154.0cm	182cm
Gully	%	10.13	10.10	10.43
Off Reef	%	15.25	12.00	15.25
Waste to Reef	%	—	—	6.57
Flushing tons	%	7.98	7.98	—
Discrepancy	%	17.50	18.70	14.04
Mine Call Factor	%	68.98	78.00	68.98
Plant Recover Factor	%	96.60	96.50	96.60
Mine Recover Factor	%	66.63	75.27	66.63
Plant Call Factor	%	100.00	100.00	100.00
Mineral Reserve cut-off	cmg/t	1,300	1,800	1,200
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
Durban Roodepoort Deep
Rand Leases
Doornkop Mine
Cooke
26°15'S
NORTH WEST
GAUTENG
N 12
Westonaria
Carletonville
501
Driefontein
Cooke
R 28
South Deep
Blyvooruitzicht
TauTona Mine (closed)
Savuka Mine (closed)
Kloof
Mponeng Mine
Kusasalethu Mine
Deelkraal Mine
Fochville
26°30'S
27°30'E
27°45'E
0
10km
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
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.

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

Mponeng
Potchefstroom
Klerksdorp
Parys
N
Savuka Low Grade Stockpile
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
Kusasalethu Shaft
Kusasalethu Plant
Kusasalethu
Wedela
Mponeng
N12
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
0
2km
27°21'E

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R4,438 million.
Mponeng did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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

The name changed in 1999 to Mponeng and was 100% owned and operated until recently by AngloGold Ashanti. As at October 1, 2020, Harmony took full control and ownership of Mponeng as part of the acquisition of AngloGold Ashanti's South African business pursuant to the Mponeng Acquisition.
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
During February 2024, the LOM extension project was approved allowing further access development into the VCR and CLR reefs.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The following mining rights make up the full mining lease area of approximately 6,673ha:
•GP30/5/1/2/2(01) MR valid from February 14, 2006, to February 13, 2036; and
•GP30/5/1/2/2(248) MR (for Sand) valid from October 16, 2012, to October 15, 2024.
As part of the acquisition of AngloGold Ashanti's South African business, all mining rights related to Mponeng were transferred and are now held by Harmony. There are two mining rights that form the Mponeng area which were successfully converted, executed and registered at the MPRTO. The principal mining right (GP30/5/1/2/2(01) MR) covers an area of 6,477ha for the mining of gold, silver, nickel and uranium. This mining right, granted on February 14, 2006, unless cancelled or suspended will continue in force for 36 years ending February 13, 2036. The other mining right, GP30/5/1/2/2(248) MR, is planned to be incorporated into the principal mining right (GP30/5/1/2/2(01) MR.
The mining rights 01MR and 248MR were ceded from AngloGold Ashanti to Golden Core, a wholly owned subsidiary of Harmony, on October 1, 2020 and were successfully registered in the Mining Titles Office on the June 14, 2021 as part of AngloGold Ashanti's sale of their last remaining South African assets to Harmony, including its West Wits Operations as part of the Mponeng Acquisition.
A section 102 Application in terms of the MPRDA was submitted previously by AngloGold Ashanti in March 2017 to consolidate its West Wits mining rights into a single mining right (GP30/5/1/2/2(01) MR) ("AngloGold Ashanti Application"). The AngloGold Ashanti Application was approved by the DMRE in August 2020, but was, however, not implemented due to a change in circumstances as a result of the Mponeng Acquisition and will consequently be withdrawn by AngloGold Ashanti. On February 15, 2022, Golden Core submitted an application in terms of section 102 of the MPRDA, substantively similar to the AngloGold Ashanti Application, to consolidate the mining rights and mining right areas into a single mining right (GP30/5/1/2/2(01) MR) ("Golden Core Application"). The Golden Core Application is currently pending at the DMRE.
A summary of the status of environmental permits and licenses issued as at June 30, 2024 related to Mponeng’s operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	(GP) 30/5/1/2/3/2/1 (01)	DMRE	April 12, 2012	LOM
Waste Management License	GAUT 002/09-10/W0011	GDARD	June 22, 2015	Expired July 2019. New application submitted.
Hazardous Waste Generator Certificate	GPG-01-513	GDARD	July 14, 2015	In perpetuity
Water Use License	08/C23E/AEFGCEI/12157	DWS	Licensed issued under Harmony Gold issued September 27, 2022	9 years
Certificate of Registration Inflammable Liquids and Substances	RP438/ptn5	West Rand District Municipality	February 28, 2024	Annually
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. W. Oliver	SAGC (No. MS 0136)	GDE (Mining Engineering) Government Certificate of Competency in Mine Survey	All sections	Full time
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
Exploration of the VCR target areas west and east of the 126-level mining front continues for the 2024/2025 period. These will form part of the approved exploration campaign. These targets will generate the needed information in two areas, on the Booysens/Kimberley transition towards the east, ahead of the planned LOM extension areas and the area west of the Kimberley estimation domains.
Both areas are currently showing high levels of variability that will benefit from the additional information that will be generated for the completion of these exploration drill holes. VCR variability limits the forward confidence in the Mineral Resource estimation. More data collected can assist the QP define the zones of high variability.
Mponeng Mine infill exploration drilling of the VCR from 2023 to 2024 completed 4224m of drilling and increased confidence of the estimated ounces on the eastern area of the Booysens Shale footwall zone. For the 2024 to 2025 period an additional 4975m is planned to improve confidence of the Indicated Mineral Resource portions and continue to focus on the below 126 level LOM extension area..
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Mponeng lease area (which includes TauTona and Savuka), as determined through the analysis of the reasonable prospect for economic extraction by underground mining method. The cut-off value for the Mineral Resources is determined at 761cmg/t gold based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold price	US$/oz	1,878
FX rate	R:US$	18.26
Gold price	R/kg	1,100,000
Plant recovery factor	%	98.00
Unit cost	R/t	6,292
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.

The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.688	15.55	41,800	2.843	17.99	51,126	(18.2)
Indicated	13.719	13.48	184,915	18.632	13.92	259,408	(28.7)
Total / Ave. Measured + Indicated	16.407	13.82	226,716	21.474	14.46	310,534	(27.0)
Inferred	32.105	11.34	364,070	31.520	11.70	368,729	(1.3)
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. WH. Olivier, who is Ore Reserve Manager at Mponeng, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 761cmg/t determined using a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The decrease in Mineral Resource is due to the approval of the LOM extension project whereby Mineral Resources were converted into Mineral Reserves.
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
The Mineral Reserve estimate, as at June 30, 2023, and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	4.466	9.67	43,190	2.678	9.68	25,929	66.6
Probable	10.940	8.86	96,875	3.316	8.87	29,410	229.4
Total/ Ave. Proven + Probable	15.406	9.09	140,065	5.994	9.23	55,340	153.1
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
5.Mineral Reserves are reported using a cut-off grade of 971cmg/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The increase in the Mineral Reserves is due principally to the approval of the LOM extension project whereby Mineral Resources were converted into Mineral Reserves.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Mponeng. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m³	2.71
Stoping width	cm	146.4
Gully	%	6.67
Off Reef	%	7.08
Waste to Reef	%	6.92
Flushing tons	%	6.78
Discrepancy	%	21.28
Mine Call Factor	%	80.15
Plant Recover Factor	%	98.01
Mine Recover Factor	%	78.56
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	971
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Target
Property Description
Target is an advanced, single-shaft, deep-level gold mine which has been operational for approximately 30 years. While most of the gold mineralization extracted comes from mechanized mining (massive mining techniques), conventional stoping is still employed for extraction of gold and also to de-stress areas ahead of mechanized mining. The mine is located in the Free State Province of South Africa, approximately 270km southwest of Johannesburg and 30km north of the town of Welkom, at longitude 26°38'24.92"E and latitude 27°45'42.59"S. Target is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Target mine, along with certain infrastructure.
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings against Harmony, which threaten its mineral rights, tenure, or operations.
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
The Target mining area is well developed in terms of access and mining-related infrastructure. Access to the Target shafts (1, 2, 3 and 5) is via a well-maintained paved road. Adequately maintained roads is used to access other areas of the mine such as the explosives magazines, sewage works, tailings dam and the evaporation ponds. The area also has access to rail links and an airfield within proximity.

The surface infrastructure associated with Target is presented in the graphic below.

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1,951 million.
Target did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
Harmony acquired Target in May 2004 by acquiring 100% of Avgold Limited's shares. During 2017 an optimization project commenced with the aim of reducing hauling distances and to improve gold production. The surface bulk-air-cooler and the No8 fridge plant were commissioned in November 2021. The 291 level crusher installation and 282-291 level belt extension were completed and commissioned in November 2023.
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
A summary of the status of environmental permits and licenses issued as at June 30, 2024, related to Target is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(14) EM	DMRE	April 16, 2010	LOM
Atmospheric Emission License	LDM/RAEL/01/2024	Lejweleputswa District Municipality	February, 2024	January, 2029
Water Permit	789N	DWS	November 4, 2008	Valid pending issue of new license
Water Permit	1046B	DWS	November 4, 2008	Valid pending issue of new license
Mining Method
The Target Mine deposit is made up of stacked mineralized multiple reef bands interbedded with quartzites and quartzwackes. The EA reefs are composited into thick mineralized packages to enable the application of massive open stoping mining method, while the Dreyerskuil Reefs are separated into thinner discrete horizons that enable narrow reef conventional mining method.
Target Mine is essentially a trackless mining operation with a combination of highly mechanized massive open stope, sub-level open stope mining, and labor-intensive narrow reef stoping, the latter being more typical of South African gold mines’ conventional stoping.
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
Massive open stoping accounts for ±75% of the ore production with ±15% coming from conventional narrow reef stoping. The ±10% balance of production comes from trackless on-reef development sections.
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
Exploration drilling is currently in progress to determine the economic potential of EA3 reefs and DK reefs along the sub-crop of the EA reefs. Additional to the capital exploration, an underground infill drilling program is in place to improve data density to enhance the estimation model.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Target lease area, as determined through the analysis of the reasonable prospect for economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 3.08g/t gold based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold Price	US$/oz	1,878
Exchange Rate	R:US$	18.26
Gold Price	R/kg	1,100,000
Plant Recovery Factor	%	94.49
Unit Cost	R/t	2,880
Note: Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	4.814	8.41	40,488	4.745	8.60	40,795	(0.8)
Indicated	3.890	6.82	26,538	3.820	7.09	27,098	(2.1)
Total / Ave. Measured + Indicated	8.704	7.70	67,025	8.564	7.93	67,893	(1.3)
Inferred	3.868	5.75	22,237	4.046	5.68	22,990	(3.3)
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. S Motlatla, who is the Target Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.

4.The Mineral Resources are reported using a cut-off grade of 3.08g/t determined at a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The decrease in Mineral Resources was due to depletions and the conversion of Mineral Resources to Mineral Reserves.
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
The Mineral Reserve estimate, as at June 30, 2023 and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.459	4.27	10,508	2.567	4.38	11,233	(6.5)
Probable	1.145	4.87	5,577	1.242	4.46	5,539	0.7
Total / Ave. Proven + Probable	3.605	4.46	16,085	3.810	4.40	16,772	(4.1)
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
5.The NRM Mineral Reserves are reported using a cut-off value of 818cmg/t determined using a gold price of US$1,772/oz. The massive open stoping Mineral Reserves are reported using a cut-off grade of 3.45g/t determined using a gold price of US$1,772/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves is mainly due to depletion that was partially off-set by the inclusion of additional massives stopes in the LOM based on new geological information and design changes.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Target. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.71
Average Stoping Width	cm	178
Mine Call Factor	%	93.99
Plant Recovery Factor	%	94.49
Mineral Reserve Paylimit - NRM	cmg/t	818
Mineral Reserve Cut-off - Massive Open Stoping	g/t	3.45
Mineral Reserve Cut-off - Development	g/t	3.45
Dilution - Massive Open Stoping	%	6.00
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
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings against Harmony, which threaten its mineral rights, tenure, or operations.
Operational Infrastructure
The areas surrounding Welkom and Odendaalsrus are well-equipped with access and mining-related infrastructure, which effectively supports the region's numerous operational gold mines. This infrastructure includes national and provincial paved road networks, power transmission and distribution systems, water supply networks, and communication facilities.
Tshepong North operates with a single shaft system, where ore and waste are hoisted to the surface through the main vertical shaft. Additionally, a twin decline system extends from the 66 to the 75 level, with ongoing capital work to deepen it to the 77 level. The initial reef is projected to commence mining in April 2029. Ore and waste are transported separately using a conveyor belt system.
Ore extracted from Tshepong North is transported by rail from the shaft to the Harmony One Plant in Welkom for processing. The operations are powered by electricity supplied by Eskom.

The surface infrastructure associated with Tshepong North is displayed in the graphic below.

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,369 million.
Tshepong North did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
The Tshepong South and Tshepong North were merged into the Tshepong Operations in 2017 and split into separate entities in 2021.
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
Tshepong North is wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold Ashanti's Free State operations in 2001.
Mining at Tshepong North is carried out under the following mining right, covering both Tshepong North and Tshepong South:
•FS30/5/1/284MR, which is valid from December 11, 2007, to December 10, 2029, and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at June 30, 2024, related to both Tshepong North and Tshepong South is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMRE	April 16, 2010	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2020	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	April 2, 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	May 27, 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated.	LOM
Notes: DWAFEC - Department of Water Affairs, Forestry and Environmental Conservation.

Mining Method
Tshepong North mine is categorized as a moderate to deep-level underground gold mining operation, currently extending to depths of up to 2,427 meters below the surface. SGM is the preferred mining technique employed at Tshepong North. This method utilizes dip pillars and reduced mining spans in conjunction with pre-developed tunnels to enhance control over rock stress. The SGM configuration follows a V-shaped sequence, often referred to as the “inverted Christmas tree.” SGM is particularly effective for narrow reef mining in underground environments. The method is characterized by its distinct layout, where primary development occurs off-reef (in waste rock) and secondary development takes place on-reef (within the mineralized zone).
This approach is designed for deeper mining operations and offers several advantages, with safety being a primary benefit. A notable aspect of the SGM method is its advance from raises in one direction at a time, towards stabilizing or regional pillars. This practice minimizes the formation of remnant pillars, thereby reducing the risk of seismic activity.
While the primary focus of Tshepong North’s business plan is on the SGM methodology and sequencing, certain sections of the mine also employ alternative mining methods, including breast stoping, undercut stoping, and open stoping.
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. A. Louw	SACNASP	BSc. Hons. (Geohydro)	All Sections	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling.
Exploration from underground platforms is currently continuing for the Tshepong sub-75 development, to improve geological confidence.
Tshepong North is engaged in ongoing exploration drilling of the B Reef to assess the potential extension of existing pay shoots and their connection to adjacent mines. Footwall development at the 71 level (decline area) commenced during FY22 and is being utilized as a platform for drilling to confirm and delineate the anticipated B Reef channel, which is projected to extend in an east-north-southwest direction.
Throughout the mine’s operational life, underground exploration drilling has been conducted as the mine deepens. This drilling is performed using hydraulic and pneumatic drill rigs for diamond core drilling.
Drill holes are executed from diamond drilling bays, developed at 50-meter intervals along the ends of footwall developments (X/Cs) and at 100-meter intervals along haulages and RAWs (raise and winzes). The drilling fans typically consist of up to ten individual drill holes, with inclinations varying from -15° to +30° of vertical, or adjusted based on local geological structures.
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
Mineral Resource Estimate
The Mineral Resource estimate for the Tshepong North is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources is determined at 700cmg/t for the gold based on the economic assumptions presented in the table below at June 30, 2024.

Tshepong North
Description	Unit	Value
Gold price	US$/oz	1,878
FX rate	R:US$	18.26
Gold price	R/kg	1,100,000
Plant recovery factor	%	95.26
Unit cost	R/t	4,608
Note: Unit cost includes cash operating cost, royalty and ongoing development capital
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate for Tshepong North, as at June 30, 2024, exclusive of the reported Mineral Reserves, is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	12.000	12.57	150,790	11.920	12.42	147,989	1.9
Indicated	4.609	10.56	48,670	3.162	10.28	32,493	49.8
Total / Ave. Measured + Indicated	16.609	12.01	199,460	15.082	11.97	180,481	10.5
Inferred	7.926	10.16	80,495	9.744	10.20	99,356	(19.0)
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at Tshepong, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 700cmg/t determined at a gold price of US$1,878/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

The increase in the Mineral Resources is due to the increase B-Reef Mineral Resources as result of new geological information.
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
The Mineral Reserve estimate for Tshepong North, as at June 30, 2023, and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	3.009	4.77	14,347	2.997	4.79	14,341	—
Probable	1.990	5.57	11,083	0.766	5.73	4,390	152.5
Total / Ave. Proven + Probable	4.999	5.09	25,430	3.763	4.98	18,731	35.8
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
5.Mineral Reserves are reported using a cut-off grade of 750cmg/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The increase in Mineral Reserve was due to the upgrade and conversion of Mineral Resources to Mineral Reserves.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong North. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	118
Gully	%	8.16
Off Reef	%	4.81
Waste to Reef	%	2.03
Flushing tons	%	2.13
Discrepancy	%	7.16
Mine Call Factor	%	70.00
Plant Recover Factor	%	95.26
Mine Recover Factor	%	66.68
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	750
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
The primary reef mined is the Basal Reef, with additional gold mineralization being found in the B Reef and A Reef. The B Reef, which lies between 140m and 170m stratigraphically above the Basal Reef, contributes just less than 20% to the mining production at Tshepong South.
All relevant underground mining and surface right permits, and any other permit related to the work conducted on the property have been obtained and are valid. There are no known legal proceedings against Harmony, which threaten its mineral rights, tenure, or operations.
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

N
27°50'S
27°55'S
28°00'S
Freddies 9
R 30
Kutlwanong
Tshepong North
R 34
Odendaalsrus
Freddies 6
Nyala
Tshepong South
R 34
Nyala
Freddies 3
Kudu
Eland
R 70
Sable
Welkom
R 73
FSS5
FSS3
FSS1
FSS2E
FSS2W
FSS4
Witpan
Harmony One Plant
Mining Right
Towns/Residential Areas
Shaft Position
Regional Roads
Rail
TSF being Mined
Non-active TSF
Active TSF
WRD
0
2.5km
26°40'E
26°45'E

The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,326 million.

Tshepong South did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
Tshepong South and Tshepong North were merged into the Tshepong Operations by Harmony in 2017 and split into separate entities in 2021.
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
Tshepong South is wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold Ashanti's Free State operations in 2001, together with ARMGold. ARMGold was subsequently incorporated into Harmony in 2003, giving Harmony 100% ownership and control of the Tshepong South.
Mining at Tshepong South is carried out under the following mining right, covering both Tshepong and Tshepong South:
•FS30/5/1/284MR, which is valid from December 11, 2007 to December 10, 2029 and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at June 30, 2024, related to both Tshepong South and Tshepong North is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(84)EM	DMRE	April 16, 2010	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2020	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	April 2, 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	May 27, 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated.	LOM
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralized zone). In primary development, horizontal haulages are developed from the vertical shaft, extending to the extremities of the mining level. Inter-level spacing is the perpendicular distance between two consecutive level stations underground. Further development is done at set intervals along the haulages towards the mineralized zones in the form of crosscuts. For secondary development, an inclined excavation that connects two levels is established, referred to as a raise or winze, depending on the upwards or downwards direction of the development.
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. C. Pienaar	SACNASP	B.Sc (Hons) Geology	All Sections	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel (chip) sampling. The underground infill drilling system is in place to improve data density in specific areas and are drilled from the underground development access drives.
Since 2022 capital exploration drilling has been ongoing to determine areas of economic value in the B Reef channels extrapolated from the high grade channels being mined in the west-south area of Tshepong North shaft.
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
Mineral Resource Estimate
The Mineral Resource estimate for the Tshepong South is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources is determined at 780cmg/t for the gold, based on the economic assumptions presented in the table below at June 30, 2024.

Tshepong South
Description	Unit	Value
Gold price	US$/oz	1,878
FX rate	R:US$	18.26
Gold price	R/kg	1,100,000
Plant recovery factor	%	95.28
Unit cost	R/t	5,016
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate for Tshepong South, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	6.155	12.80	78,768	5.661	13.02	73,695	6.9
Indicated	8.687	11.10	96,434	6.680	11.67	77,950	23.7
Total / Ave. Measured + Indicated	14.843	11.80	175,202	12.341	12.29	151,645	15.5
Inferred	22.799	11.03	251,447	25.090	10.67	267,678	(6.1)
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. Conrad Pienaar who is the Geology HOD at Tshepong South, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Reserve which was subtracted from the SAMREC Resource in order to obtain the S-K 1300 Resource.
4.The Mineral Resources are reported using a cut-off value of 780cmg/t determined at a gold price of US$1,878/oz.
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

The increase in Mineral Resources was due to an increase in the Mineral Resource grade.

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
The Mineral Reserve estimate for Tshepong South, as at June 30, 2023, and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	2.355	8.02	18,900	2.882	7.79	22,466	(15.9)
Probable	0.229	7.08	1,621	0.563	7.06	3,972	(59.2)
Total / Proven + Probable	2.584	7.94	20,521	3.445	7.67	26,438	(22.4)
Notes:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. Conrad Pienaar who is the Geology HOD at Tshepong South, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 790cmg/t determined using a gold price of US$1,772/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves was mainly due to depletions.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong South. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	133
Gully	%	6.27
Off Reef	%	4.72
Waste to Reef	%	0.23
Flushing tons	%	—
Discrepancy	%	7.02
Mine Call Factor	%	83.00
Plant Recover Factor	%	95.28
Mine Recover Factor	%	79.09
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	790

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
Mine Waste Solutions and its associated mineral rights are wholly owned by Harmony. Harmony acquired the assets as part of the transaction to take full ownership and control of AngloGold Ashanti's remaining South African business, as of October 1, 2020.

The location of the MWS operation and the West Wits operation is presented in figure below.

MWS and West Wits Operations
National Road
Secondary Road
Towns
River
Plant
Shaft
Dams
Waste Dumps
TSF
Provincial Boundary
Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N 14
West Wits Operation
Carletonville
Savuka Mine
Mponeng Mine
Kusasalethu Mine
N 12
North West
Gauteng
Johannesburg
Soweto
Evaton
Vanderbijlpark
Potchefstroom
MWS Operation
Klerksdorp
Vaal River
Parys
Free State
N 1
26°42'S
27°06'E
0
20km
N

The following graphic illustrates the location of the MWS operation, along with certain infrastructure.

HARMONY
MWS & MOAB KHOTSONG OPERATIONS
LOCATIONS AND CLASSIFICATION AS AT JUNE 2024
0 500 1500 2500 3500 4500
METRES
N
LEGEND
NATIONAL ROAD
SECONDARY ROAD
TOWNS / VILLAGES
RIVER
PLANT
WRD / MOD
TSF
ACTIVE TSF MINERAL RESOURCES
SHAFTS
DEPLETED TSF
KAREERAND EXTENSION
PUMP STATIONS
MWS 4
MWS 5
MWS 2
MWS PLANT
MARGARET WRD
SCOTT WRD
STILFONTEIN
KHUMA
KLERKSDORP
HARTIES 1 & 2
HARTIES 5 & 6
SOUTH EAST TSF
SULPHUR PAYDAM
BUFFELS 9 WRD
BUFFELS 5
BUFFELS
EAST TSF
KAREERAND EXTENSION
KAREERAND TSF
HARTIES 7
ARISTON GULLY
WEST EMERGENCY DAM
COMP 1
WEST EXT
WEST COMPLEX
ABANDON
COMP 2
WEST GRASS
COMP 3 & 4
VAAL REEFS
KANANA
ORKNEY
NOLIGWA & MISPAH GOLD PLANT
GREAT NOLIGWA MINE
SOUTH URANIUM PLANT
KOPANANG MINE
KOPANANG GOLD PLANT
MOAB KHOTSONG MOD
MOAB KHOTSONG MINE
MISPAH 1
MISPAH 2
KOPANANG PAYDAM
West Wits Operation
Potchefstroom
Klerksdorp
MWS Operation
Parys

The following graphic illustrates the location of the West Wits Operation, along with certain infrastructure is

HARMONY

MPONENG OPERATIONS

LOCATIONS AND CLASSIFICATION AS AT JUNE 2024

0 500 1500 2500 3500 4500
METRES

N

LEGEND

- NATIONAL ROAD
- SECONDARY ROAD
- TOWNS / VILLAGES
- RIVER
- PLANT
- WRD
- TSF
- ACTIVE TSF MINERAL RESOURCES
- TAILINGS PIPLINE
- SHAFT
- PUMP STATIONS

BLYVOOR 7
BLYVOOR 6
EKHAYALIHLE RESIDENCE
TAUTONA MINE
SAVUKA WRD
SAVUKA GOLD PLANT
SAVUKA MINE
R11
R12
SRP
L17
L18
L19
L20
L21
L22
3 DOMAIN
OLD NORTH COMPLEX
NTSONALANGA RESIDENCE
WEST WITS VILLAGE
SAVUKA TSF
5A
5B
7A
7B
RETURN WATER DAM
MPONENG WRD
MPONENG GOLD PLANT
MPONENG MINE
NUMBAWANI RESIDENCE
SOLID WASTE DISPOSAL SITE
N12
AQUATIC DAM
RETURN WATER DAMS
MPONENG TSF
KUSASALETHU MINE
KUSASALETHU PLANT
KUSASALETHU TSF
KUSASALETHU WRD
WEDELA
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
The West Wits operation reprocesses tailings from the Old North TSF dumps at the Savuka plant (26° 25’20.31”E and 27° 24’11.30”S).
There is no material litigation against Harmony that threatens its mineral rights, tenure, or operations.
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
The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R3,546 million.
Mine Waste Solutions did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
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
On July 20, 2012, the MWS operation was acquired by AngloGold Ashanti from First Uranium. The MWS uranium plant and flotation plants were commissioned in 2014, and were further reconfigured into a more efficient operation during 2016, as part of an optimization drive. In 2017, the uranium and flotation plants were discontinued resulting in the MWS operation again producing only gold.
On October 1, 2020, Harmony acquired all of AngloGold Ashanti’s surface operations, including the MWS operation.
The Savuka plant was commissioned in 1961 and originally designed to treat ore from Savuka Mine and TauTona Mine. In 2015, upon the change in strategy to process the reef from the aforementioned shafts at Mponeng plant, the plant was converted into a tailings and WRD treatment facility. The Savuka plant treats tailings material from Savuka and Mponeng TSFs, and waste rock from the WRDs from the same operations. On October 1, 2020, Harmony acquired all of AngloGold Ashanti’s South African business, including the surface assets which constitute the West Wits operation.
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
Following the acquisition of MWS operation, all relevant permits and licenses were acquired by Harmony and there is financial provision for rehabilitation liabilities for the MWS operations, as well as the historic surface rights permits for MWS operation. All of these permits are still valid. MWS no longer operates under any mining right. All relevant environmental and water-use permits are in place and cover the environmental, archaeological, and hydrological components of Mine Waste Solutions. All permits are audited regularly for compliance. The latest of EA is applicable to the Kareerand TSF expansion activities, issued to MWS in 2022. MWS recently received an environmental authorization to increase its piping capacity from Kareerand TSF to enable more return water to be pumped back to the MWS plant and reclamation activities.

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
MWS and West Wits Operations
National Road
Secondary Road
Towns
River
Plant
Shaft
Dams
Waste Dumps
TSF
Provincial Boundary
Johannesburg
Soweto
N
N 14
West Wits Operation
Carletonville
Savuka Mine
Mponeng Mine
Kusasalethu Mine
North West
Gauteng
Evaton
N 12
Vanderbijlpark
26°42'S
Potchefstroom
MWS Operation
N 1
Klerksdorp
Vaal River
Parys
Free State
0
20km
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

Qualified Person	Professional Organization	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ. Selebogo	SAGC	MSCC, HND (MRM)	All Sections	Full time
Exploration
Prior to 2011, grade estimations for the TSFs were based on residue grades obtained from the process plants, as well as various sampling projects in selected areas. Most of these TSFs have since been re-sampled by means of an extensive auger drilling exercise which commenced in 2011. The remaining TSFs will be re-sampled once they go out of service and become dormant.
A total of 1,577 drill holes have been drilled in these TSFs between 2011 and present.
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

Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate for the MWS operation, as at June 30, 2024, exclusive of the reported Mineral Reserves, is summarized in the table below:

		Fiscal Year Ended June 30,
		2024					2023
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	52.334	0.20	0.067	10,513	3,507	54.061	0.20	0.061	10,902	3,272	(4)
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		52.334	0.20	0.067	10,513	3,507	54.061	0.20	0.061	10,902	3,272	(4)
Indicated	TSF	52.459	0.24	0.088	12,613	4,616	52.912	0.24	0.096	12,840	5,076	(2)
	WRD	1.872	0.30	—	563	—	2.060	0.30	—	619	—	(9)
Sub Total / Ave. Indicated		54.331	0.24	0.085	13,176	4,616	54.972	0.24	0.092	13,459	5,076	(2)
Total / Ave. Measured + Indicated		106.665	0.22	0.076	23,689	8,123	109.033	0.22	0.077	24,361	8,348	(3)
Inferred	TSF	79.585	0.13	0.039	10,505	3,067	77.701	0.13	0.039	9,984	3,031	5
	WRD	2.502	0.24	—	611	—	2.502	0.24	—	611	—	—
Total / Ave Inferred		82.087	0.14	0.037	11,116	3,067	80.203	0.13	0.038	10,595	3,031	5
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
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,878/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.

The decrease in Mineral Resources for the MWS Operation is a result of estimation model and survey updates.

The Mineral Resource estimate for the West Wits Operation, as at June 30, 2023, and 2024, is summarized in the table below:

		Fiscal Year Ended June 30,
		2024					2023
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	—
Indicated	TSF	25.736	0.32	—	8,321	—	25.427	0.32	—	8,259	—	0.8
	WRD	0.152	0.37	—	56	—	0.272	0.37	—	100	—	(44.0)
Sub Total Indicated		25.888	0.32	—	8,376	—	25.699	0.33	—	8,359	—	0.2
Total / Ave. Measured + Indicated		25.888	0.32	—	8,376	—	25.699	0.33	—	8,359	—	0.2
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Total / Ave. Inferred		—	—	—	—	—	—	—	—	—	—	—
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
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of US$1,878/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.

Inclusion of additional dam compartment (L22) previously excluded.
The slight increase in Mineral Resources for the West Wits Operation is a result of estimation model and survey updates.
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
The Mineral Reserve estimate for the MWS operation, as at June 30, 2023, and 2024, is summarized in the table below:

		Fiscal Year Ended June 30,
		2024			2023
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	TSF	7.499	0.28	2,099	14.215	0.27	3,823	(45.1)
	WRD							—
Sub Total / Ave Proven		7.499	0.28	2,099	14.215	0.27	3,823	(45.1)
Probable	TSF	367.071	0.28	101,389	381.126	0.28	105,832	(4.2)
	WRD							—
Sub Total / Ave Probable		367.071	0.28	101,389	381.126	0.28	105,832	(4.2)
Total / Ave. Proven + Probable		374.570	0.28	103,488	395.341	0.28	109,655	(5.6)
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
4.    Mineral Reserves are reported using a cut-off grade of 0.219g/t and a gold price of US$1,772/oz.
5.    Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.    Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves for the MWS Operation is due to estimation model update, change in the confidence classification resulting in the reduction of reserves in LOM.
The Mineral Reserve estimate for the West Wits operation, as at June 30, 2023, and 2024, is summarized in the table below:

		Fiscal Year Ended June 30,
		2024			2023
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	TSF	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—
Sub Total / Ave Proven		—	—	—	—	—	—	—
Probable	TSF	12.281	0.32	3,931	17.357	0.32	5,485	(28.3)
	WRD	—	—	—	—	—	—	—
Sub Total / Ave Proven		12.281	0.32	3,931	17.357	0.32	5,485	(28.3)
Total / Ave. Proven + Probable		12.281	0.32	3,931	17.357	0.32	5,485	(28.3)
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
4.    Mineral Reserves are reported using a cut-off grade of 0.221g/t and a gold price of US$1,772/oz
5.    Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.    Rounding as required by reporting guidelines may result in apparent summation differences.

Change in Mineral Reserve is due to the increase in the LOM processing volumes.
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the MWS operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Accounted For (“GAF”) - Grade Cut-off	g/t	0.22
Recovery Factor	%	45.35
Plant Call Factor	%	100.00
Dilution	%	N/A
Conversion factor	oz/kg	32.1507
The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the West Wits operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
GAF - Grade Cut-off	g/t	0.22
Recovery Factor	%	42.50
Mine Call Factor	%	100.00
Dilution	%	N/A
For additional information, see the TRS on each individual property, filed as an Exhibit of this annual report on Form 20-F.

Hidden Valley
Property Description
The Hidden Valley mine is located in the Morobe Province of Papua New Guinea and is 100% owned and operated by Morobe Consolidated Goldfields Limited, a wholly-owned subsidiary of Harmony. Hidden Valley mine consists of the Hidden Valley Kaveroi open pit ("HVK") and the Hamata open pit (which are located approximately 6km apart) and an ore processing facility in steep, heavily forested, mountainous terrain. The deposit is located at latitude 7°22”S and longitude 146°39E, approximately 20km southwest of Wau within Mining Lease ML151.
The following graphic illustrates the location of the Hidden Valley mine.

INDONESIA
Bismark Sea
Solomon Sea
Port Moresby
AUSTRALIA
N
Nadzab Airport
Busu River
Markham River
Lae
Huon Gulf
Watut River
6°45'S
Wafi-Golpu Project
Bulolo River
Bulolo
Wau
Hidden Valley Mine
0
50km
146°30'E
147°00'E
Mining Lease
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers

The mineral tenure is presented in the table below.

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Morobe Consolidated Goldfields Limited	Mining Lease	ML151	March 4, 2005	March 3, 2030	4,098.29
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
The Property, Plant, and Equipment of Hidden Valley as of June 30, 2024, including buildings and mine infrastructure, mining assets, decommissioning assets and assets under construction, had a carrying value of US$306 million. For information on assets and liabilities (including costs after depreciation) of Hidden Valley see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41 “Segment Report”.
The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R5,570 million.
Hidden Valley did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.

The surface infrastructure plan for the mine area is presented in the graphic below.

N
Mining Lease
Road/Track
River/Creek
Overland Conveyor
Plant
Camp
Dams
HV Stage 1 Pit
Final Pit Outlines
Existing Dumps
Waste Dumps
TSF
Final Hamata Pit
Northern Gatehouse
Watut River
Main Dam
TSF
Process Plant
Power Station
Permanent Camp
Hamata Waste Dump
Saddle Dam
UMW Workshop
Kaveroi Dump
Final West
ROM Pad
Magazine Site
Neikwiye
DNX Plant Site
Nosave West
South Dump
Nosave Interim
Final HV Pit
HV Stage 1 Pit
0
2km
460,000
462,000
464,000
466,000
468,000
9,180,000
9,178,000
9,176,000

Geology
The HVK deposit is a vein-stockwork gold-silver deposit located in the southeast corner of the Wau Graben and is hosted by the Morobe Granodiorite. The Kaindi Metamorphics occur as a cap to the HVK Mineralization. It comprises grey-black and green-brown, variably carbonaceous, schistose, quartz-rich psammites and pelites that have undergone regional greenschist metamorphism and localized, higher grade contact metamorphism on intrusive contacts with Morobe Granodiorite. The granodiorite comprises two parts; an upper homogenous granodiorite of uniform texture cut by thin aplite dykes and feldspar porphyry dykes. Below the HVK fault is a lower, more heterogeneous unit comprising granodiorite, diorite, adamellite, tonalite and feldspar porphyry. The lower unit tends to contain gypsum veining, not regularly seen in the upper unit.
Numerous porphyry dykes of the Edie Creek Suite intrude both the Kaindi Metamorphics and the Morobe Granodiorite. Porphyry composition varies from hornblende-biotite to feldspar-quartz phenocryst varieties. These bodies are not general mineralized but do commonly show some alteration.
Surficial weathering, mainly by downward percolation of oxygenated meteoric water, is variable over the gold-silver deposit due to lithological, alteration and structural discontinuities. The granodiorite is usually more deeply weathered than the metasediment of the two main rock units. At the HVK deposit, four distinct oxidation zones are recognized; an oxide zone, partial oxidation zone, a zone of fracture oxidation, and a fresh (primary) zone. However, the effects of supergene gold enrichment or depletion (if present) are minimal for the HVK deposit.
History
Gold was discovered in Hidden Valley Creek by W.H. Chapman in 1927 (Lowensteub, 1982), and worked until 1929. In 1945, stream alluvial gold samples were taken close to the HVK discovery outcrop, but the deposit remained hidden. In 1984, CRA Exploration (Pty) Ltd ("CRAE") discovered the HVK deposit when it carried out a regional stream sediment sampling program in the headwaters of the Upper Watut River, -80mesh sediment samples returned values of 54ppm gold. Mapping up the creeks revealed a landslide on the northern bank of Hidden Valley Creek had exposed altered and mineralized granodiorite with initial chip sampling returning 55m at 3.8ppm gold. Drilling commenced in 1985, with the third and fourth holes intersecting wide zones of mineralization.
CRAE completed a Pre-Feasibility Study in 1989, and concluded the deposit was too marginal at that time to develop. In 1992, Placer Pacific Limited entered into a joint venture with CRAE but withdrew from the joint venture in 1993. In that time Placer drilled 13 holes and tested some adjacent targets. The project went through a hiatus until 1995, when CRA reviewed the project. In 1997, CRAE (now known as Rio Tinto Limited) sold its interest in the HVK deposit to a wholly-owned subsidiary of Australian Gold Fields NL ("AGF"), which was subsequently placed into administration. Aurora Gold Limited ("Aurora") acquired the deposit from the administrators of AGF in September 1998. Aurora completed a pre-feasibility study on the project in 2002. Abelle Limited ("Abelle") obtained 100% ownership of the deposit in February 2003, following the merger of Abelle with Aurora.
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
Mineral Tenure
Hidden Valley operates within Mining Lease, ML151, and also within Mining Easement ME 82 and Lease for Mining Purposes LMP 80. All tenements are registered in the name of Morobe Consolidated Goldfields Limited and are valid until 2030.
In accordance with the PNG Environment Act, an Environmental Impact Statement ("EIS") was submitted to the Department of Environment and Conservation (now CEPA) in February 2004. The EIS was approved in January 2005, and Waste Discharge and Water Extraction permits issued. In October 2017, these permits were amalgamated as Environment Permit EP-L3(578).
In December 2020, Morobe Consolidated Goldfields Limited submitted an application to CEPA for a minor amendment to Environment Permit EP-L3(578), in support of the Stage 8 expansion, in accordance with the Environment (Prescribed Activities) Regulation 2002. An amendment to Environment Permit EP-L3(578) was issued by CEPA in March 2023.
The mine presently operates in accordance with the 41 conditions prescribed by Environment Permit EP-L3(578), which will expire on March 29, 2030. The existing environmental and tenure permits and licenses are summarized below.
In accordance with Environment Permit EP-L3(578), condition 4, Morobe Consolidated Goldfields Limited reviews and updates its Hidden Valley Environmental Management Plan every three years. The most recent iteration (2021-2024) was submitted to CEPA for approval in March 2023.
A summary of the status of environmental permits and tenements issued as at June 30, 2024, is presented in the table below.

Permit / License	Status
Mining Lease	ML151 current. Amended May 25, 2021. Expiry March 3, 2030.
Lease for Mining Purpose	LMP80 current. Amended May 25, 2021. Expiry March 3, 2030.
Mining Easement	ME82 current. Amended May 25, 2021. Expiry March 3, 2030.
Environment Permit EP-L3 (578)	Awarded October 2017. Amended March 2021. Expires March 2030.
EIS	Approved January 2005.

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
The Hidden Valley processing plant was designed to treat nominally 4.2Mtpa of gold/silver bearing ore although operational issues have prevented the plant reaching its design nameplate capacity. The processing plant treats gold/silver ore from the HVK and Hamata deposits. Crushed ore is conveyed from the HVK pit via a 4.5km long overland pipe conveyor. Ore from the Hamata pit is trucked to the Hamata crushing station, located next to the Hidden Valley processing plant.
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
Mineral Processing
The Hidden Valley CIL processing plant, located adjacent to the Hamata open pit, was commissioned in 2009. The Hidden Valley processing plant is designed to treat nominally 4.2Mtpa of gold bearing ore from three separate open pits. Three distinct ore types are to be treated through two alternate treatment routes:
•whole ore processing: used to process the blend containing ore from the Hamata deposit, and oxide, transitional and primary ore from the HVK deposits; and

•primary ore processing: used when processing only the primary ore from the HVK deposit~~.~~
The Hamata ore is typically a gold: silver ratio of 1:1 with varying sulphur grades from 0.5% to 5.0%. Transition and primary ores have a significantly higher silver content with a gold: silver ratio of 1:15. Transition sulphur averages 0.96% while primary ore has a sulphur grade of 1.81%.
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc.(Hons), Grad.Dip (Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular. Last June 2024
Mr. G. Job	FAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular. Last February 2023
Mr. D. Ross	MAusIMM (CP), RPEQ	BEng (Mining)	12, 13	Regular. Last June 2024
Mr. M. Swart	FAusIMM(CP), RPEQ	BMetEng, MBA	10, 14	Regular. Last June 2024
Ms. S. Watson	MAusIMM	MSc, BSc.(Hons)	17	Regular. Last February 2023
Mr. D. Hall	MAHRI	Bachelor Commerce (HR & Industrial Psychology)	17	Regular. Last March 2024
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	Regular Last August 2021
Exploration
The HVK deposit has had a long history of exploration dating back to the 1980s. The amount of exploration carried out over the Hidden Valley area is significant, and the volume of the results is too large to enable detailed reporting herein.
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
CRAE discovered the HVK deposit using stream sediment sampling campaign up the headwaters of the Upper Watut River in 1984. Sediment samples (-80mesh) returned values of 54ppm Au. No further information is available on the stream sediment sampling campaign. These data are not, however, used in geological modelling and Mineral Resource estimation.
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
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Hidden Valley lease area, as determined through the analysis of the reasonable prospect for economic extraction by opencut mining method. The cut-off value for the Mineral Resources is determined at 0.65g/t gold based on the economic assumptions presented set forth in the table below at June 30, 2024.

Description	Unit	Value
Gold price	US$/oz	1878
Silver price	US$/oz	23
A$ FX rate	US$:A$	0.71
K FX rate	K:US$	3.7
Plant recovery factor – (ave of multi variate curve)%		88.0
Unit cost	K/t	10.21
Note: Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2023 to June 2024.
The Mineral Resource estimate, as at June 30, 2024, exclusive of the reported Mineral Reserves, is summarized in the table below.

		Fiscal Year Ended June 30,
		2024					2023
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	% Change
Measured	HVK	0.738	0.78	18.09	572	13,348	—	—	—	—	—	—%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Measured		0.738	0.78	18.09	572	13,348	—	—	—	—	—	—%
Indicated	HVK	29.901	1.17	15.81	34,928	472,725	28.500	1.26	17.44	36,000	498,000	(3)%
	Hamata	1.738	1.93	—	3,353	—	1.900	1.57	—	3,000	—	12%
Sub Total / Ave. Indicated		31.638	1.21	14.94	38,280	472,725	30.500	1.28	16.35	39,000	498,000	(2)%
Total / Ave. Measured + Indicated		32.376	1.20	15.01	38,853	486,073	30.500	1.28	16.35	39,000	498,000	—%
Inferred	HVK	1.013	1.12	26.29	1,136	26,637	0.900	1.20	24.09	1,100	22,000	3%
	Hamata	0.184	1.49	—	274	—	0.200	1.44	—	300	—	(9)%
Total / Ave. Inferred		1.197	1.18	22.25	1,410	26,637	1.100	1.25	19.62	1,400	22,000	1%
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, Group Resource Geologist, and employee of Harmony PNG.
2.Mineral Resources are adjusted for mining depletion to end April 2024, with assumed production for May and June, 2024.
3.Measured Resources include surface stockpiles only.
4.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
5.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.Mineral Resources at HVK are reported assuming a bulk open pit mining metallurgical recovery for silver and gold by sulphide flotation. Mineral Resources are reported above a gold grade cut-off of 0.60g/t on the results of a profit algorithm; this equates to a marginal ore cut-off grade. The profit algorithm takes account of metal price, grade, ore processing route, recoveries and costs. Metal price assumptions are US$1,878/oz gold, US$23.00/oz silver and a 0.71 US$/A$ exchange rate. Adjustments to these figures will potentially impact upon the economic cut-off grade.
7.Tonnages are metric tonnes. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
8.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Rounding is to three significant figures.
9.The decrease in Resource tonnes is a product of the increased Reserve and depletion related to mining over the past year.

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

The Mineral Reserve estimate, as at June 30, 2024, is summarized in the table below.

		Fiscal Year Ended June 30,
		2024					2023
			Grade		Metal Content			Grade		Metal Content
Mineral Reserve Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	% Change
Proven	HVK	1.030	0.92	19.58	943	20,176	1.600	0.98	21.20	1,600	34,500	(41)%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Total / Ave. Proven		1.030	0.92	19.58	943	20,176	1.600	0.98	21.20	1,600	34,500	(41)%
Probable	HVK	15.382	1.68	26.02	25,875	400,298	17.600	1.78	27.82	31,400	489,700	(18)%
	Hamata	0.127	1.68	—	214	—	0.200	1.90	—	300	—	(29)%
Total / Ave. Probable		15.509	1.63	25.81	26,089	400,298	17.800	1.79	27.58	31,700	489,700	(18)%
Total / Ave. Proven + Probable		16.540	1.63	25.42	27,032	420,473	19.400	1.72	27.04	33,300	524,200	(19)%
Notes:
1.Mineral Reserves are reported with an effective date of June 30, 2024, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. D. Ross, Group Mine Planning Engineer, and employee with Harmony PNG.
2.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
3.Mineral Reserves are reported using the following assumptions: open pit mining method, gold price of US$1,772/oz, silver price of US$23.00/oz at US$/A$ 0.71 exchange rate.
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
7.The increase in Mineral Reserve was due to an increase in TSF capacity allowing for a larger pit design

Modifying Factor	Unit	Value
Gold Price	US$/oz	1,772
Silver Price	US$/oz	23
Exchange Rate
A$ : US$	:	0.71
K : US$	:	3.70
Tonnage Recovery	%	100
Gold Modifying Factor (ave)
HVK	%	94
Hamata	%	90
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
The Property, Plant, and Equipment of Wafi-Golpu as of June 30, 2024, including buildings and infrastructure, had a carrying value of US$157.3 million. For information on assets and liabilities (including costs after depreciation) of Wafi-Golpu see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note 41 “Segment Report”.
The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,861 million.
Wafi-Golpu did not incur any fines or penalties for non-compliance during the year ended June 30, 2024 and no significant encumbrances exist.
The following graphic illustrates the location of the Wafi-Golpu Project.

Bismark Sea
INDONESIA
Solomon Sea
Port Moresby
AUSTRALIA
N
6°34'S
Nadzab Airport
Erap River
Busu River
Markham River
9 Mile
Oomsis
Lae
Watut River
Timini
Solomon Sea
Wafi-Golpu Project
Mumeng
146°30'E
147°00'E
0
10km
Wafi Golpu Project
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers
Infrastructure Corridor
Waste Water Discharge Pipeline

In August 2008, Harmony and Newcrest commenced a joint venture relationship in the Morobe Province of PNG, and the Wafi-Golpu Joint Venture ("WGJV") was established as a 50%:50% unincorporated joint venture between Wafi Mining Limited ("Wafi Mining") and Newcrest PNG2 Limited ("Newcrest PNG2"), subsidiaries respectively of Harmony and Newcrest and together referred to as the "WGJV participants". In November 2023, Newmont Corporation ("Newmont") completed the acquisition of Newcrest.
The WGJV participants hold two exploration licenses ("ELs") covering a total area of 12,984 ha. The deposits are located within EL440, with a range of major surface facilities to be located on EL1105.
The WGJV participants also hold an environment permit for the project issued under the PNG Environment Act. The permit authorizes the utilization of DSTP as the tailings management method for the Wafi-Golpu Project.
Both tenements were in good standing as at June 30, 2024. There is no material litigation (including violations or fines) that threatens its mineral rights, tenure, or operations. However, the grant of the environment permit is currently the subject of two judicial reviews, the first applied for in March 2021 by the previous Governor of the Morobe Province in PNG, who was opposed to DSTP, and the second in December 2022 by coastal villagers represented by the CELCOR.

The present Governor, who was appointed in September 2022, is not opposed to DSTP and has stated publicly that he intends to withdraw his proceedings, but as at June 30, 2024 has not yet done so. Notwithstanding the change of position of the Governor or the outcome of the judicial review instituted by CELCOR, it is possible that a class action or individual claim relating to DSTP may be filed against us in the future, which (if successful) could have a material adverse impact on the Wafi-Golpu Project. See Item 3: “Risk Factors - We are subject to the risk of litigation, the causes and costs of which are not always known”.
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
On August 25, 2016 the WGJV submitted a Special Mining Lease ("SML") application to the PNG MRA for an SML area including the Golpu, Wafi and Nambonga deposits. The SML application included applications for ancillary mining tenements, a Proposal for Development, which incorporated the 2016 Feasibility Study report, and supporting application documents such as a National Content Plan. Further data collection and technical assessment undertaken in 2016–2017. The Feasibility Study Update was completed in December 2017 and submitted to the PNG MRA in March 2018. Permitting negotiations for the grant of the SML application are ongoing.
An EIS was submitted to CEPA on June 25, 2018, and an environment permit for the Wafi-Golpu Project was issued on December 18, 2020.
In November 2023, Newmont completed the acquisition of Newcrest.

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

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Wafi Mining and Newcrest PNG2 Wafi Mining and Newcrest PNG2	Exploration License	EL440	March 11, 2022	March 10, 2024[1]	9,501
	Exploration License	EL1105	January 21, 2023	February 25, 2025	3,393
Notes: 1. Renewal submitted on November 21, 2023.
Both tenements are in good standing and are currently under renewal. The WGJV participants lodged an application to extend the terms of EL440 for a further two years on November 21, 2023, in accordance with the requirements of the PNG Mining Act.
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
The tenements required to develop and operate the Wafi-Golpu Project and which, as at June 30, 2024 are under application, are summarized below:
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
•ML 183. Northern Access Road Quarry
•ML 184. Madzim Gravel Pit
•ML 185. Lense Sibal Beamena Hard Rock Quarry
•ML 186. South Papas Gravel Pit
•ME 115. Madzim Gravel Pit Access Track
Environment Permit
The WGJV Participants hold a Level 3 Environment Permit (EP-L3 (767)) for the Wafi-Golpu Project.
An Environmental Inception Report ("EIR") was submitted to CEPA in May 2017, and approved in June 2017. An EIS was submitted to CEPA on June 25, 2018, and approved on November 19, 2020. The environment permit was issued on December 18, 2020 and has a term of 50 years. The EIS included a framework Environment Management Plan and it will be necessary, as a condition of the Environment Permit, to prepare an Environmental Management and Monitoring Plan ("EMMP")and submit it to CEPA for its approval.

Permit / License	Status
EIR	Submitted May 2017, approved June 2017.
EIS	Submitted 2018. Approved November 2020.
Level 3 Environment Permit EP-L3 (767)	Approved December 2020. Valid for 50 years.
EMMP	To be prepared as a condition of EP-L3 (767)
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
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last Aug 2019
Mr. G. Job	MAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last 2020
Caveman Consulting	N/A	N/A	12, 13	2016
Mr. M. Swart	FAusIMM, RPEQ, MIEPNG	BE (Met Eng), MBA	10, 14	None[1]
Ms. S. Watson	MAusIMM	MSc, BSc. (Hons)	17	Regular
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	None[1]
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
Drilling completed to date included diamond core drilling and RC. A total of 791 drill holes (including wedges) were completed in the project area by Harmony and its JV partners between 1983 and 2018, comprising 285,757m of core drilling and 17,180m of RC drilling.
In fiscal 2024 four drill holes were completed for 782m into the Wafi gold resource. The objective of the drilling was to provide sample for column leach test work to investigate oxide and sulphide leach characteristics. The drill core was dispatched to Perth, Australia where is was run through the Corescan hyperspectral system before being sampled for geochemical assay and metallurgical testwork.
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

The Mineral Resource estimate for Golpu, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below.

	Fiscal Year Ended June 30,						% Change
Gold	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.58	90,372	145.000	0.54	78,000	15.9
Total / Ave. Measured + Indicated	155.000	0.58	90,372	145.000	0.54	78,000	15.9
Inferred	70.000	0.62	44,000	70.000	0.62	44,000	—

	Fiscal Year Ended June 30,						% Change
Copper	2024			2023
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.95	1.470	145.000	0.93	1.350	8.9
Total / Ave. Measured + Indicated	155.000	0.95	1.470	145.000	0.93	1.350	8.9
Inferred	70.000	0.86	0.600	70.000	0.86	0.600	—

	Fiscal Year Ended June 30,						% Change
Silver	2024			2023
Mineral Resource Category	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	1.30	201,500	145.000	3.05	442,000	(54.4)
Total / Ave. Measured + Indicated	155.000	1.30	201,500	145.000	3.05	442,000	(54.4)
Inferred	70.000	1.10	77,000	70.000	1.06	74,000	4.1

Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 using the SAMREC Code, 2016. For the purposes of thisTRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
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
Mineral Resource estimate for Wafi, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized in the table below:

	Fiscal Year Ended June 30,
Gold	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—			—
Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Total / Ave. Measured + Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Inferred	20.000	1.37	26,000	20.000	1.37	26,000	—

Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Qualified Person responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
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

Mineral Resource estimate for Nambonga, as at June 30, 2024, exclusive of the reported Mineral Reserves is summarized below:

	Fiscal Year Ended June 30,
Gold	2024			2023
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.69	16,000	24.000	0.69	16,000	—

	Fiscal Year Ended June 30,						% Change
Copper	2024			2023
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.20	0.047	24.000	0.20	0.047	—
Notes:
1.Mineral Resources are reported with an effective date of June 30, 2024 using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
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

The Mineral Reserve estimate for Golpu, as at June 30, 2023 and 2024, is summarized in the table below.

	Fiscal Year Ended June 30,
Gold	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proven	—	—	—	—	—	—	—
Probable	190.000	0.83	158,628	200.000	0.86	171,000	(7.2)
Total / Ave. Proven + Probable	190.000	0.83	158,628	200.000	0.86	171,000	(7.2)

	Fiscal Year Ended June 30,						% Change
Copper	2024			2023
Mineral Reserve Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Proven	—	0.00	—	—	0.00	—	—
Probable	190.000	1.23	2.330	200.000	1.20	2.450	(4.9)
Total / Ave. Proven + Probable	190.000	1.23	2.330	200.000	1.23	2.450	(4.9)
Notes:
1.Mineral Reserves are reported with an effective date of June 30, 2024, using the SAMREC Code, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Caveman Consulting.
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
The June 30, 2024 Mineral Reserve estimate was modified from the June 30, 2023 estimate by zeroing out the grade of the Inferred material. This material will report through the block cave and will be mined. There is no change to the mine plan, just the reported metal.
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

Eva Copper Project
Property Description
The Eva Copper Project is located in Queensland, Australia, 76 km by road northwest of Cloncurry (pop. 3,000), and 194 km by road from the regional mining center of Mount Isa (pop. 22,000). Access to the project from Cloncurry is via the sealed Burke Developmental Road which passes 8.5 km to the east of the proposed plant site, current access is via cattle station and exploration tracks. The planned site for the plant and major infrastructure is also 11 km north of the major Dugald River Zinc Mine, which is owned by MMG Limited. The Eva Copper Project is situated at a latitude of 19'51"26 S and 140'10"15 E.
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
The Property, Plant, and Equipment of Eva Copper Project as of June 30, 2024, including buildings and mine infrastructure, and assets under construction, had a carrying value of US$182 million. For information on assets and liabilities (including costs after depreciation) of Eva Copper Project see “Annual Financial Report—Notes to the Consolidated Financial Statements—Note [41] “[Segment Report]”.
The “Property, Plant, and Equipment” as of June 30, 2024, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R3,305 million.
Eva Copper Project incurred a fine for environment non-compliance (minor spill from a drill sump) and no significant encumbrances exist.

The following graphic illustrates the location of the Eva Copper Project.

140°
145°
150°
-15°
-20°
Major Road
Railway
Gas Pipeline
Proposed
CopperString Powerline
Eva Copper Project
Karumba
Cairns
Copper and Zinc Refineries
Asian Markets
Townsville
Bowen
Eva Copper Project
Cloncurry
Mount Isa
Mackay
Smelters Power Generators
Queensland
Rockhampton
Emerald
250 km

Operational Infrastructure
There is no operational infrastructure on site beside access roads.
Geology
The Eva Copper Project is situated in the Mary Kathleen (“MK”) domain of the Mount Isa Province of Queensland, Australia, an area that has a history of mining dating back to the 1860s. The Mount Isa area hosts numerous base metal copper, zinc and lead deposits of global significance, including the Mount Isa, Ernest Henry, Century, Dugald River, Cannington and Selwyn deposits. The Eva Copper Project is hosted by Proterozoic-aged, metamorphosed and poly-deformed marine sedimentary and volcanic rocks of the MK domain of the Eastern Fold Belt Inlier. Deformation, metamorphism and plutonic activity took place during the Isan Orogeny, approximately 1,600 to 1,500 million years ago.
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
In 2018, Altona became a wholly owned subsidiary of Copper Mountain Mining Company (“CMMC”) and was renamed CMMPL. In 2022, Harmony (through its wholly-owned subsidiary, Harmony Gold (Australia) Pty Limited) purchased the project from CMMC and, in February 2023, commenced a confirmatory and expansion drilling program and other studies designed to progress the project to a decision to mine.
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
The following table sets forth relevant information in relation to ECMPL's MLs as at June 30, 2024.

Number	Name	Granted	Expiry	Area (ha)
90162	Scanlan	October 4, 2012	October 31, 2037	2 096.96
90163	Longamundi	October 4, 2012	October 31, 2037	1 411.29
90164	Blackard	November 13, 2012	November 30, 2037	5 131.07
90165	Little Eva	November 13, 2012	November 30, 2037	5 029.96
90166	Village	November 13, 2012	November 30, 2037	616.08

ECMPL holds the following EPM as at June 30, 2024, as presented in the table below.

Number	Name	Holder	Granted	Expiry	Area (ha)
25760	King	ECMPL	November 17, 2015	November 16, 2025	28,601

Harmony also holds 17 EPMs surrounding the MLs and in the broader Mount Isa region through the Company’s wholly-owned subsidiaries, Roseby Copper Pty. Ltd. and Roseby Copper (South) Pty. Ltd.
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
Qualified Persons
The QPs preparing the TRS were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarized in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last June 2024
Mr. G Job	FAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last Dec 2023
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
Altona carried out systematic soil geochemistry work over much of the claim area and this work was continued by CMMC. This work has established numerous copper-in-soils targets within the Eva Copper Project tenure and surrounding EPM. Shallow drilling of these targets has established numerous mineralized positions with opportunities to established new copper and gold mineral resources.
In fiscal 2024 64,973m of drilling (227 holes) was completed at the Eva Copper Project. Since acquiring the Project in December 2022 some 82,017m (351 holes) of drilling has been completed. The drilling was undertaken as part of the Eva Feasibility Study Update, designed to increase confidence in the resource base and support study elements including metallurgical testwork, geotechnical aspects, primary water supply, and infrastructure sterilization. At year end the work program was on going with three drill rigs on-site.

Over the broader tenement package fiscal 2024 regional exploration activities comprised the following:
•A regional surface gravity survey (2,228 stations) was completed over an approximate 80km by 20km area extending from the Barkly Highway in the south to north of the Little Eva Deposit. Station spacing was nominally 1000m by 500m. Further, detailed infill gravity surveys were completed over the Little Eva, Legend, Lady Clayre and Ivy Ann deposit areas to help characterize the geophysical footprints for each of the deposits. This work comprised an additional 3,438 stations collected on nominal 200m by 50m spacing over each of the deposits. The gravity data is particularly useful for discriminating and prioritizing prospective targets
•Compilation of historic geochemical, geophysical and geophysical and historic drill datasets continued. Over 200 prospect areas within the tenement area have been identified and ranked to date
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources.
Mineral Resource Estimate
The Mineral Resource estimate for the Eva Copper Project is considered to have reasonable prospects for economic extraction. Mineral Resources are reported at a 0.17% Cu cut-off by deposit type, based on the economic assumptions presented in the table below at June 30, 2024.

Description	Unit	Value
Gold price	US$/oz	1,582
Copper price	US$/lb	5.50
FX rate	US$:A$	0.70
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
Mineral Resources for the three largest deposits were prepared by SRK and Harmony personnel, based on all drilling conducted up to October 2019. The resource models from CMMC were audited and retained for the other deposits. The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. The Mineral Resource estimate, as at June 30, 2023, exclusive of Mineral Reserves (however no Mineral Reserve are declared), is summarized in the table below. There are no Measured Resources

		Fiscal Year Ended June 30,
		2024					2023
METRIC			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Copper (%)	Gold (kg)	Copper (Kt)	Tonnes (Kt)	Gold (g/t)	Copper (%)	Gold (kg)	Copper (Kt)
Total / Ave. Measured		0.0	0.00	0.00	0	0	0.0	0.00	0.00	0	0
Indicated	Little Eva	155.9	0.06	0.34	10103	531	136.1	0.07	0.39	9393	530
	Bedford	2.1	0.15	0.57	320.	12	2.7	0.19	0.60	498	16
	Lady Clayre	5.1	0.15	038	761	19	5.1	0.15	0.38	761	19
	Ivy Ann	5.2	0.07	0.34	382	18	5.2	0.07	0.34	382	18
	Turkey Creek	22.4		0.42		95	25.4		0.45		115
	Blackard	79.0		0.48		375	82.5		0.45		374
	Scanlan	17.4		0.58		101	18.2		0.38		102
Total / Ave. Indicated		287.2	0.04	0.40	11,566	1,150	275.3	0.04	0.43	11034	1,174
Total / Ave. Measured + Indicated		287.2	0.04	0.40	11,566	1,150	275.3	0.04	0.43	1174	1,174
Inferred	Little Eva	24.1	0.07	0.34	1788	81	31.1	0.07	0.36	1986	112
	Bedford	1.3	0.13	0.46	167	6	1.5	0.14	0.46	219	7
	Lady Clayre	1.1	0.08	0.37	97	4	1.1	0.09	0.37	97	4
	Ivy Ann	1.2	0.07	0.33	78	4	1.2	0.07	0.33	78	4
	Turkey Creek	3.6		0.43		15	2.5		0.40		10
	Blackard	40.3		0.44		176	33.6		0.43		146
	Scanlan	7.6		0.45		34	8.5		0.37		36
Total / Ave. Inferred		79.1	0.03	0.41	2,129	321	79.5	0.03	0.4	2,380	318
Notes:
Resources are reported at a cut-off grade are based on approximate net smelter return values which equate to a copper grade of 0.17% Cu for sulphide ore and 0.2% Cu for native copper ore.

Mineral Resources:
1.The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016 and CIM. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K. The QP for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.Mineral Resources are exclusive of Mineral Reserves (however no Mineral Reserves are declared)
3.Mineral Resources are constrained within a Whittle pit shell generated with a copper price of $4.00/lb, a gold price of $1,772/oz and an exchange rate of AU$1.00 = US$0.71.
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
In line with Harmony’s policy that each material operation will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2024: Mponeng, Doornkop and Joel. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these operations. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with SAMREC, 2016. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Resources and Reserves estimation and reporting.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A discussion of the changes in our financial condition and results of operations between the fiscal years ended June 30, 2022 and 2023, has been omitted from this Harmony 2024 Form 20-F, but may be found in Item 5: "Operating and Financial Review and Prospects", of the Harmony 2023 Form 20-F for the year ended June 30, 2023, filed with the SEC on October 31, 2023, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2024 were 48,222 kilograms of gold (1.6 million ounces of gold) and in fiscal 2024 we processed approximately 51 million tonnes of ore. As at June 30, 2024, our mining operations and projects reported total Proved and Probable Mineral Reserves of approximately 40.3 million gold and gold equivalent ounces, Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) of approximately 99.7 million gold and gold equivalent ounces and Inferred Mineral Resources (exclusive of Mineral Reserves) of approximately 36.8 million gold and gold equivalent ounces. For further information on the company’s Mineral Resources and Mineral Reserves, see Item 4: "Information on the Company - Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. See note 39 "Segment report" of our consolidated financial statements set forth beginning on page F-1 for further details.
For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by an operational team.
Our reportable segments are as follows:
•Moab Khotsong, Mponeng, Tshepong North, Tshepong South, Doornkop, Joel, Target 1, Kusasalethu, Masimong, Bambanani (closed June 2022), MWS and Hidden Valley; and
•All other surface operations, including those that treat historic tailings, include Phoenix, Central Plant Reclamation, Savuka Tailings, WRDs and Kalgold, are grouped together under “All other surface operations”.

A. OPERATING RESULTS
Key factors affecting our results
Gold Prices
Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3: “Key Information - Risk Factors - Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations” and “- Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”. As a general rule, we sell the majority of our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price.

Since fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. Our hedging strategy was expanded during the second half of the fiscal 2024 to introduce gold zero cost collars to the derivative program and to set a new limit.
As at June 30, 2024 the new limit set by the Board was 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for derivative contracts going forward. Prior to the change, the limit set by the Board was for 20% of the production from gold over a 24-month period. As at June 30, 2024 the limit set by the Board for silver is 50% of the exposure over a 24-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels.
A portion of the production of the South African operations is linked to Rand gold forward contracts and Rand gold zero cost collar contracts. US$ gold forward contracts and US$ gold zero cost collar contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$ silver zero cost collars. The US$ silver zero collars have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.
Harmony's indirect subsidiary, MWS, has a contract with Franco-Nevada Barbados ("Franco-Nevada"). The Franco-Nevada contract is a streaming agreement to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the contract. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, subject to an annual escalation adjustment. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue. The contract was concluded on October 23, 2024.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realized Gold Price
In fiscal 2024, the average gold price received by us was R1,201,653 per kilogram or $1,999/oz. This average gold price includes the net realized effective portion of the hedge-accounted gold derivatives.
The price of gold in US$ terms closed at US$2,325/oz on June 30, 2024, up from the closing price of US$1,920/oz on June 30, 2023. The range traded during the year reaffirms gold's safe haven status with investors during times of global uncertainty and market volatility. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2024 year was US$2,042/oz compared to US$1,816/oz in fiscal 2023.
Harmony is exposed to the impact of any significant decreases in the commodity prices on its production. This is mitigated to some extent by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production. See Item 3: “Key Information - Risk Factors - Risk Related to Our Industry - We are exposed to the impact of any significant decreases in the commodity prices on our production", and “ - Market Risks - The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold and other metals; a fall in the gold price below our cash cost of production and capital expenditure required to maintain production for any sustained period may lead to losses and require us to curtail or suspend certain operations”.
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$ currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk Factors - Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”. During fiscal 2024, the exchange rate depreciated from R17.76/US$1.00 in fiscal 2023, to R18.70/US$1.00 in fiscal 2024. See "- Exchange Rates" below for a further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended June 30,
	2024	2023

Average (US$/oz)	2,076	1,831
High (US$/oz)	2,444	2,051
Low (US$/oz)	1,819	1,622
Harmony’s average sales price[1] (US$/oz))	1,999	1,808
Average exchange rate (R/US$)	18.70	17.76
Harmony’s average sales price[1] (Rand/kilogram)	1,201,653	1,032,646
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realized gains/losses from the cash flow hedges have been included in revenue.
Costs
Our cash costs are approximately between 80% and 85% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and amortization and depreciation. Our cash costs consist primarily of production costs. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 55% and 60% of our production costs.
Our US dollar translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See "- Exchange Rates" below. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3: “Key Information - Risk Factors -Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”.
All-in sustaining costs for the Group increased by 1.3% to R901,550 per kilogram in fiscal 2024, remaining relatively flat due to the increase in gold production, which was offset by an increase in cash costs. Royalties increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied.
Our cash costs have increased from R735,634 per kilogram in fiscal 2023 to R758,736 per kilogram in fiscal 2024, mainly due to increased electricity costs, royalties costs and labor increases as well as bonuses related to higher gold production.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key Information - Risk Factors - Risks Related to ESG - Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches” and “- Risks Related to Our Industry - The nature of our mining operations presents safety risks”. We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results" and "- Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us".
We remain subject to risks related to the volatility of commodity prices, as well as the potential shortage of supply and disruptions of supply chains due to geopolitical instability, including impacts of the ongoing conflicts in the Middle East. See Item 3: "Key Information - Risk Factors - Risks Related to Our Industry - The impact from, and measures taken to address infectious and communicable diseases, such as Covid-19, HIV/AIDS and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition"- Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition","- Risks Related to Our Operations and Business - Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results" and “- Market Risks - Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
Production levels
In addition to gold prices, Harmony’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant and metallurgical recoveries. Gold production increased by 6% between 2023 and 2024, from 1,467,715 ounces in 2023 to 1,561,815 ounces in 2024. For more information on our business and operations, see Item 4: “Information on the Company -– Business Overview” and “- Property, Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
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
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at June 30, 2024 was R18.19 per US$1.00, compared with R18.83 per US$1.00 as at

June 30, 2023, reflecting an appreciation of 3% of the Rand against the US dollar. The average exchange rate for fiscal 2024, however, was R18.70 per US$1.00, reflecting a depreciation of 5% of the Rand against the US dollar when compared with fiscal 2023. In fiscal 2024, the Rand strengthened against the Australian dollar and closed at R12.14/A$1.00 (2023: R12.56/A$1.00), reflecting an appreciation of 3.3% of the Rand against Australian dollar. The Kina weakened against the Australian dollar and closed at PGK2.57/A$1.00 (2023: PGK2.38/A$1.00), reflecting a depreciation of 8.0%. The average gold price received by us during fiscal 2024, before including the effect of the cash flow hedges, increased by R191,202 per kilogram to R1,227,884 per kilogram from R1,036,682 per kilogram during fiscal 2023.
The majority of our working costs are incurred in Rand and, as a result of this, any appreciation of the Rand against the US dollar would increase our working costs when translated into US dollars. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our international operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3: “Key Information - Risk Factors -Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”.
We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand against the US dollar, which would affect our borrowings as well as the interest recognized. This will also affect the cash flows when the borrowings are raised and repaid as well as at the time of the payments of the interest.
These movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives. They also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation loss of R943 million for fiscal 2024 (2023: R1,123 million gain).
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At June 30, 2024, the nominal amount of the derivative contracts was US$390 million and is over a two-year period with a weighted average cap price of US$1.00=R20.93 and weighted average floor price of US$1.00=R18.93. Additionally, at June 30, 2024 Harmony had open forward exchange forward contracts which had a nominal amount of US$187 million spread over a two-year period at an average exchange rate of US$1.00 = R19.79.
The Bank of Papua New Guinea has systematically allowed the Kina to weaken against the US dollar over several years. The Kina weakened by 1.4% and 7.8% in fiscal 2023 and fiscal 2024 respectively. Since the introduction of a 150 basis point trading band in June 2014, the Kina weakened by 57.8% against the US dollar as at June 30, 2024. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Wafi-Golpu and other PNG exploration sites.
Geopolitical tensions
Our business remains exposed to geopolitical risks, although the impact of the Russia-Ukraine conflict, which was significant in fiscal 2023, subsided in fiscal 2024 as energy and commodity prices have stabilized. However, the ongoing conflicts in the Middle East, could potentially disrupt global economies and supply chains, affecting key inputs such as fuel and equipment critical to mining and production operations. We are actively monitoring these risks, as they may influence costs, production schedules, and financial performance. See Item 3: "Key Information - Risk Factors - Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition” and “- Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
Inflation
Although inflation in South Africa was 5.1% at the end of fiscal 2024, down from 5.4% at the end of fiscal 2023, our operations continued to experience the impact thereof on input costs. Working costs have continued to increase over the last several years resulting in cost pressures for the mining industry.
We have seen increases in labor, contractors and electricity costs for our mining operations as a result of the inflation experienced during fiscal 2024. Combined with geopolitical risks and further compounding inflationary pressure, we believe we will see continued increases through 2025.
On April 4, 2024, Harmony announced the acceptance of a new five-year wage agreement by the unions, effective from July 1, 2024 to June 30, 2029. This agreement will result in an increase of approximately 6% per annum over the five-year period which is within our planning parameters.
The inflation rate in PNG at the end of fiscal 2023 was 2.3%, while inflation closed at 2.4% at the end of fiscal 2024.
Our profits and financial condition could be adversely affected if, increased costs due to inflation, are not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3: “Key Information - Risk Factors - Market Risks - Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
South African Socio-Economic Environment
We are domiciled in South Africa and the majority of our operations are also there. The primarily listing for our shares is also on the Johannesburg Stock Exchange. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits”.

In particular, South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10: “Additional Information - Exchange Controls”.
We must also comply with the SLPs that have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDSAs in mining assets. See Item 3: "Key Information - Risk Factors - Risk Related to Our Industry - Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or canceled for a variety of reasons, including breaches in our obligations in respect of such mining rights.”
We have been granted mining licenses under the MPRDA necessary for the conduct of our current operations. As such we have therefore already incurred expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are however unable to provide a specific amount of what the estimated cost of compliance will be, but we will continue to monitor these costs on an ongoing basis. See Item 4: "Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa – Mining Charter."
Electricity in South Africa
The South African state utility, Eskom, generates approximately 90% of the electricity used in South Africa and approximately 30% of the electricity used in Africa. Eskom generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential customers and redistributors. During fiscal 2024, the electricity supply in South Africa remained constrained, however with fewer power interruptions (also referred to as load shedding). Since April 2024 Eskom has suspended load shedding as the Generation Recovery Plan continues to deliver efficiencies. The power interruptions did not have a material impact on production during the current fiscal year. Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are also impacting the price and supply of energy. Actual and proposed pricing, uncertainty around the implementation of carbon taxes as well as the potential through-flow of costs to the consumer from Eskom, unrest and the ongoing conflict in the Middle East as well as the armed conflict between Russia and Ukraine, among other factors, have resulted in volatility, increased demand or constrained supply, and escalating oil and energy prices.
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
The South African government has included the roll-out of the independent power producer program as an integral part of the energy mix. This will assist in the provision of reliable and sustainable electricity supply, as part of mitigating the risk of carbon emissions. In 2019 the South African President announced that Eskom would be unbundled into three wholly owned subsidiaries, being Generation, Transmission and Distribution to better manage the operations. The initial plan was for Transmission to be unbundled by December 31, 2021, with Generation and Distribution to follow in December 2022. As of July 2023, Eskom’s transmission division has been legally separated into the National Transmission Company of South Africa ("NTCSA"), a wholly-owned subsidiary of Eskom. The National Energy Regulator of South Africa ("NERSA") approved the NTCSA's license to operate the national transmission system. NERSA approved the license to operate the transmission system within the boundaries of South Africa. More recently, work to unbundle the company has hit several key milestones, with formal commencement of trading on July 1, 2024. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results".
Renewable energy
Energy is the critical component of the country’s future policy mix. Future supply of electricity will be influenced by the extent to which renewables, primarily wind, are efficient, sustainable and ensure security of electricity supply at competitive economic prices.
Forecasts predict that renewable energy technologies, predominantly solar- and wind-based systems, will grow further in the coming decades, overcoming coal-based electricity around 2030 (International Energy Agency, 2023). South Africa is no exception and renewable energy has entered the country’s electricity landscape as a significant trend.
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
Harmony is also looking at its own energy security and decarbonization, as well as ways to managing the rising cost of energy supply. To this end, we have devised our phased decarbonization strategy which includes:
•Phase 1 - 30MW solar power, which is complete and was commissioned in May 2023. The project successfully generated 64.5GWh of energy in fiscal 2024;
•Phase 2 - 137MW solar energy (Phase 2a: 100MW and Phase 2b:37MW), which will be installed at our longer-life mines behind the meter. The delay in the roll-out of Phase 2 was as a result of outstanding geotechnical studies, and additional procurement processes due to inflated contractor pricing. It is expected to generate 320GWh per annum (Phase 2a: 230GWh and Phase 2b: 90GWh). Phase 2a and 2b are expected to be completed in fiscal 2026 and 2027, respectively;

•Phase 3 and 4 - 56MW and 100MW of additional solar power and is expected to be completed in fiscal 2027 and 2028 respectively; and
•Wind - procurement of circa 260MV of wind energy is underway and is expected to be completed in fiscal 2028.
Additionally, the bidding process for the short-term Power Purchase Agreements (the "PPA") for 200MW of energy has been completed and PPA negotiations are underway. Once concluded, we expect to generate 460GWh of energy per annum for a period of five years.
This will be facilitated through funding obtained including:
•Phase 1 was constructed by our independent power producer partners and consists of three 30MW across three solar plants in the Free State; we have a 15-year power purchase agreement in place for this project; and
•The R1.5 Billion Green Term Loan is expected to largely fund phase 2 of our solar photovoltaic (PV) initiatives after planned restructuring and alignment.
All additional funding required will be drawn from our general facilities including:
•R2.5 Billion Syndicated Revolving Credit Facility; and
•US$400 Million Syndicated Facility.
See Item 10: “Material Contracts - R1.5 Billion Green Term Loan” “– R2.5 Billion Syndicated Revolving Credit Facility”, and “- US$400 Million Syndicated Facility”. See also “– Governance – Social and ethics committee: Chairperson's report” on pages 248 to 250, “– Environment – Environmental stewardship” on pages 91 to 98 and Climate change, energy and emissions management" on page 103 to 111 of the Integrated Annual Report for the 20-F 2024.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant additional costs as a result of rising electricity tariffs. In March 2024, Eskom was granted a 12.7% tariff increase, which is effective from April 1, 2024. The expected impact will be a R800 million increase in operating costs. Eskom's high debt and falling sales are likely to continue to contribute to further above-inflation tariff increases. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. Although a new Multi Year Price Determination ("MYPD'') should provide price stability, challenges remain. See Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results".
Energy efficiency
Harmony has worked closely with Eskom to manage electricity use and peak demand, underlining our commitment to reduce energy consumption. This includes demand-side management (“DSM”) strategies to reduce electricity consumption in peak periods; timing the use of our services (pumping, hoisting, compressed air, refrigeration and ventilation) with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of the services provided for mining operations.
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Energy management has led to R2.2 billion (US$143 million) of saving on electricity over the contract period. For the 2024 fiscal year Harmony implemented and maintained 43 energy optimization initiatives resulting in an estimated energy saving of 324.4Gwh and a cost saving of R532 million (US$22 million).
We have implemented various energy efficiency projects in recent years. See , “– Environment – Environmental stewardship” on pages 91 to 98 and "Climate change, energy and emissions management" on pages 103 to 111 of the Integrated Annual Report for the 20-F 2024.

Climate Change, Environmental Factors and Carbon tax
Rising temperatures, changing rainfall patterns and severe weather conditions believed to be caused or exacerbated by climate change remain growing concerns for businesses, investors, broader society and governments. This has led to increased pressure on companies, including those in the mining sector, to reduce GHG emissions consistent with national commitments made by numerous countries under the Paris Agreement, to promote responsible corporate practices and to increase transparency about the risks and opportunities of transitioning to a low-carbon economy. Pressure from governments, investors and broader society for mining companies to improve environmental stewardship and reduce GHG emissions, both in terms of absolute emissions and in intensity of emissions per tonne mined, is likely to increase in the future. On June 1, 2019 the Carbon Tax Act became effective. The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by DFFE. The tax will be phased in over time. The first phase, which was originally expected to end on December 31, 2022, has been extended to December 31, 2025, is designed to largely be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy. Tax-free allowances will then change and fall away with the basic tax-free allowance (60%) being reduced and is likely to fall away from 2026 to 2030. In phase 2 the carbon offset allowance is due to increase by 5%, the trade exposure allowance from the current 10% and the carbon budget allowance could fall away completely. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us” and Item 4: "Information on the Company - Business Overview - Regulation - Laws and Regulations Pertaining to Environmental Protection - South Africa”.
The National Treasury announced an alternative increase structure which is expected to see the current carbon price (US$9 per tonne) increase to US$20 per tonne by 2026, US$30 per tonne by 2030 and finally US$120 per tonne by 2050.
Based on published legislation, commentary and governmental information, management believes that the carbon tax poses a low cost to Harmony until December 31, 2025. Gas emissions reported to the DFFE for a company’s National Greenhouse Gas Emission Reporting submission will be taxed at a base value increasing from R159 to R236 per tonne of carbon dioxide equivalent (before allowances) making the effective tax rate increase from R48 to R70 per tonne of carbon dioxide equivalent for years 2023 to 2025. From the second phase onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after December 31, 2025 has been modelled to grow over time as allowances are anticipated to fall away therefore progressively increasing from approximately R500m to R800m by the end of fiscal 2030.
Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax. Harmony is also at risk due to potential pass-through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.11/liter and R0.14/liter for petrol and diesel respectively. This is expected to have an impact on the Company’s operational expenses.
Estimates are included in the LOM plans and resource base models used for impairment assessments and has affected the forecast profitability of all operations, and in some cases, the impact is significant.
Various regulators have released guidance or proposed regulations for required disclosures during the year. In June 2023, the International Sustainability Standards Board ("ISSB") issued its first two IFRS Sustainability Disclosure Standards, IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS 2 Climate-related Disclosures. IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024. On March 6, 2024, the SEC adopted rules that are intended to provide more consistent, comparable and reliable information so that investors can better evaluate the impact of climate-related matters on entities. However, on March 15, 2024, a federal appellate court imposed a temporary stay on the rules pending judicial review. Litigation will proceed while the SEC continues to stay the rules. Once the litigation is resolved, and assuming the rules stand, the SEC will announce a new effective date. As adopted, final rules will require information about a registrant’s climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. In addition, under the final rules, certain disclosures related to severe weather events and other natural conditions will be required in a registrant’s audited financial statements.
See Item 3: "Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us" for further discussion on the potential impact.
Production
The information set forth under the headings, “– Delivering profitable ounces – Operational performance” on pages 50 to 88 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
Results of Operations
Years Ended June 30, 2024 and 2023
Revenue
Revenue increased by R12,104 million to R61,379 million in fiscal 2024, compared to R49,275 million in fiscal 2023, mainly due to the increase in the average US$ gold price received, combined with the weakening of the Rand/US$ exchange rate from an average of R17.76/US$ to R18.70/US$. The average gold price received (including hedging) increased by 16.4% from R1,032,646 per kilogram in fiscal 2023 to R1,201,653 per kilogram in fiscal 2024.
Overall gold sales increased by 5.5% from 45,690kg in fiscal 2023 to 48,222kg. The details of these changes are discussed below:

The Mponeng mine sold 8,648 kilograms of gold, a 15.6% increase from the 7,480 kilograms sold in fiscal 2023, mainly as a result of a significant increase of 17.9% in the recovered grade from 8.43g/t to 9.94g/t in fiscal 2024. This was as a result of the operation mining high grade areas.
Tshepong South's gold sold decreased by 10.9% from 3,458 kilograms in fiscal 2023 to 3,082 kilograms in fiscal 2024. This was mainly due to a 8.1% decrease in tonnes milled in fiscal 2024 to 465,000 tonnes (2023: 506,000 tonnes). Production was affected by geological and mining related challenges resulting in lower square meters being achieved and consequently a decrease in tonnes milled.
At Doornkop, gold sold decreased by 18.0% from 4,233 kilograms in fiscal 2023 to 3,469 kilograms in fiscal 2024 due to decrease in tonnes milled of 9.2% from 898,000 tonnes in fiscal 2023 to 815,000 tonnes in fiscal 2024. This was as a result of flexibility challenges in the final quarter of the financial year. Recovered grade decreased by 9.2% from 4.69g/t to R4.26g/t. The previous year also included additional gold from mill clean-up operations that did not recur in fiscal 2024.
At Target 1, gold sold increased by 47.6% from 1,256 kilograms in fiscal 2023 to 1,854 kilograms in fiscal 2024. This was mainly due to the continued build-up in production post completion of the optimization project that involved moving infrastructure closer to the mining area. This resulted in higher tonnes milled as well as an improvement in grade of 15.2% from 3.49g/t in fiscal 2023 to 4.02g/t in fiscal 2024. Tonnes milled increased by 26.6% from 365,000 tonnes in fiscal 2023 to 462,000 tonnes in fiscal 2024.
At Kusasalethu, gold sold increased by 9.0% to 3,795 kilograms in fiscal 2024 from 3,481 kilograms in fiscal 2023 as a result of a 3.0% increase in tonnes milled and the recovered grade increasing by 7.9% from 6.10g/t in fiscal 2023 to 6.58g/t in fiscal 2024. This was mainly due to mining of areas with higher grades in the latter part of fiscal 2024.
At Mine Waste Solutions gold sold increased by 34.6% from 2,781 kilograms in fiscal 2023 to 3,742 kilograms in fiscal 2024. This was as a result of a 36.1% increase in the recovered grade, from 0.122g/t in fiscal 2023 to 0.166g/t in fiscal 2024.
At Hidden Valley, gold sold increased 19.9% from 4,214 kilograms in fiscal 2023 to 5,052 kilograms in fiscal 2024 mainly as a result of an increase in recovered grade of 33.3% from 1.14g/t in fiscal 2023 to 1.52g/t in fiscal 2024. The higher grade was as a result of mining through high grade areas in the first half of the fiscal year. This was offset by decreased tonnes milled of 12.6% from 3,846 tonnes in fiscal 2023 to 3,360 tonnes in fiscal 2024.
Export Sales
All of our gold produced in South Africa during fiscal 2022 to 2024 was refined by Rand Refinery Proprietary Limited ("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony held a 10.4% interest at June 30, 2024. All of our gold and silver produced in PNG during fiscal 2022 to 2024 was sold to the Australian Bullion Corporation.
Cost of sales
Cost of sales includes production costs, impairments, amortization and depreciation and other items, including employment termination and restructuring costs. Cost of sales increased by 19.5% from R39,535 million in fiscal 2023 to R47,233 million in fiscal 2024. Factors affecting the increase are discussed below.

Production costs (cash costs/all-in sustaining costs)

The following table sets out, for our reportable segments, total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2023 and fiscal 2024:

	Year ended June 30, 2024				Year ended June 30, 2023				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustain-ing costs per kg
	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)	(kg pro-duced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Moab Khotsong	6,599	699,300	6,650	798,866	6,668	683,995	6,715	782,441	(2)	(2)
Mponeng	8,751	670,811	8,648	785,108	7,449	671,474	7,480	784,093	—	—
Tshepong North	3,248	884,464	3,196	1,078,897	3,354	797,069	3,391	975,498	(11)	(11)
Tshepong South	3,129	833,307	3,082	1,002,141	3,431	691,925	3,458	841,983	(20)	(19)
Doornkop	3,470	880,229	3,469	1,031,845	4,213	708,908	4,233	831,553	(24)	(24)
Joel	1,733	975,319	1,708	1,145,064	1,947	823,291	1,964	950,713	(18)	(20)
Target 1	1,859	1,266,487	1,854	1,558,946	1,275	1,594,661	1,256	1,903,111	21	18
Kusasalethu	3,842	965,284	3,795	1,058,639	3,460	956,938	3,481	1,068,851	(1)	1
Masimong	1,780	1,057,287	1,756	1,121,951	1,961	871,508	1,980	925,703	(21)	(21)
Bambanani(1)	—	—	—	—	—	—	19	827,789	—	100
MWS	3,770	545,310	3,742	605,710	2,804	649,264	2,781	721,034	16	16
All other surface operations	5,296	700,971	5,270	719,354	4,719	716,657	4,718	719,354	2	—
International
Hidden Valley	5,101	477,360	5,052	814,375	4,370	486,754	4,214	1,014,228	2	20
Total kg	48,578		48,222		45,651		45,690
Weighted average(2)		758,736		901,550		735,634		889,766	(3)	(1)
1 The Bambanani operation closed in June 2022.
2    The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of non-GAAP measures, see “Reconciliation of Non-GAAP Measures” below.
Our average cash costs increased by 3.1%, or R23,102 per kilogram, from R735,634 per kilogram in fiscal 2023 to R758,736 per kilogram in fiscal 2024. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 11.6% from R34,866 million in fiscal 2023 to R38,923 million in fiscal 2024, mainly due to inflationary pressures on costs including labor, contractors and electricity as well as production-based bonuses. Additionally, the royalty tax increased due to a higher rate being applied as a result of higher profits, as well as the increased revenue base to which it is applied.
At Tshepong North, all-in sustaining cost increased by 10.6% from R975,498 per kilogram in fiscal 2023 to R1,078,897 per kilogram in fiscal 2024, mainly due to the increase in production costs and decrease in gold production. The production costs increase was mainly due to annual wage and electricity tariff increases as well as significantly higher MPRDA royalties. The decrease in gold production was driven by a 8.7% decrease in the volumes of ore milled to 726 000 tonnes (2023: 795 000 tonnes).
At Tshepong South, all-in sustaining cost increased by 19.0% to R1,002,141 per kilogram in fiscal 2024, compared with R841,983 per kilogram in fiscal 2023, mainly due to the increase in the production costs and lower gold production which decreased from 3,431 kilograms in fiscal 2023 to 3,129 kilograms in fiscal 2024. Production was affected by geological and mining related challenges resulting in lower square meters and as a result, ore milled for the year decreased to 465 000 tonnes (2023: 506 000 tonnes). Production costs increased mainly due to annual wage and electricity tariff increases as well as significantly higher MPRDA royalties.

At Doornkop, all-in sustaining cost increased by 24.1% from R831,553 per kilogram in fiscal 2023 to R1,031,845 per kilogram in fiscal 2024. This was mainly due to significant decrease of 17.6% in gold production to 3,470 kilograms from 4,213 kilograms, driven by lower tonnes treated. This was as a result of flexibility challenges in the final quarter of fiscal 2024.
At Joel, all-in sustaining cost increased by 20.4% from R950,713 per kilogram in fiscal 2023 to R1,145,064 per kilogram in fiscal 2024, mainly as a result of an 11.0% decrease in gold production to 1,733 kilograms from 1,947 kilograms. This was driven by a decrease in tonnes treated as a result of a sheave wheel breakdown in the December 2023 quarter with production further hampered by numerous mining related challenges.
At Target 1, all-in sustaining costs decreased year on year by 18.1% from R1,903,111 per kilogram in fiscal 2023 to R1,558,946 per kilogram in fiscal 2024. This was as a result of an increase in gold production of 45.8% from 1,275 kilograms in fiscal 2023 to 1,859 kilograms in fiscal 2024, mainly due to increase in tonnes milled as well as grade recovery.
At Masimong, all-in sustaining costs increased by 21.2% from R925,703 per kilogram in fiscal 2023 to R1,121,951 per kilogram in fiscal 2024, mainly due to annual wage increases, electricity tariff increases. Further, this was impacted by a decrease in gold production of 9.2% to 1,780 kilograms in fiscal 2024 from 1,961 kilograms in fiscal 2023 due to the lower recovered grade, decreasing from 4.17g/t in 2023 to 3.76g/t in 2024.
At MWS, all-in sustaining costs decreased year on year by 16.0% from R721,034 per kilogram in fiscal 2023 to R605,710 per kilogram in fiscal 2024. This was mainly as a result of the increased gold production during the year from 2,804 kilograms in fiscal 2023 to 3,770 kilograms in fiscal 2024, driven by improved grade recovery of 36.1%.
At Hidden Valley, all-in sustaining cost decreased by 19.7% from R1,014,228 per kilogram in fiscal 2023 to R814,375 per kilogram in fiscal 2024. This was mainly due to the higher recovered grades and record silver production. Recovered grades in fiscal 2024 increased by 33% to 1.52g/t in fiscal 2024 compared to 1.14g/t in fiscal 2023.
Amortization and depreciation
Amortization and depreciation increased from R3,454 million in fiscal 2023 to R4,642 million in fiscal 2024, primarily due to 16.7% and 21.3% higher production at the Hidden Valley and Kalgold operations respectively, primarily for stripping activities. A further increase relates to assets brought into use during the year, in addition to the impact of the increased production and the year-on-year change in the reserve tonnes which is used to calculate depreciation based on the units-of-production method.
Impairment of assets
An impairment charge of R2,793 million was recorded in fiscal 2024. This was as a result of new preliminary Mineral Resources estimates for the Target North project received during August 2024 by management after the completion of the exploration drilling program. Additional drilling information and the application of modern industry best practice estimation techniques indicated a decrease in the Mineral Resource estimate due to a better understanding of the geological complexity and the application of constrained estimation domains. The Mineral Resource estimate used to determine the recoverable amount of Target North changed from the previous estimate of 56.4 million resource ounces, consisting of 22 million Indicated Resources and 34.4 million Inferred Resources, to the current Mineral Resource estimate of 13.8 million ounces of Inferred Resources. The gold resource multiple price in US dollar terms was unchanged from previous assessments. Any reasonable possible changes to the unobservable inputs of the Mineral Resource estimate for Target North would have resulted in immaterial changes. There are no declared Mineral Resources attributable to Target North. The post-tax recoverable amount was determined to be R888 million. See note 5(f) “Cost of Sales", to our consolidated financial statements set forth beginning on page F-1.

No impairment charge was recorded in fiscal 2023. The results of the fiscal 2023 impairment calculations, based on trigger assessments performed, resulted in headroom for the assets identified for testing, being Target 1, Kusasalethu and Kalgold. There was no reversal of impairments previously recognized during fiscal 2024 or fiscal 2023.
Employee terminations and restructuring costs
Employment termination and restructuring costs decreased in 2024 fiscal year to R86 million (2023: R597 million) as a result of fewer employees taking up voluntary severance packages compared to fiscal 2023. The higher costs in 2023 were attributable to the voluntary severance packages that were taken up following the disaggregation of the Tshepong Operations into Tshepong North and Tshepong South and the closure of Bambanani in June 2022.
Income statement items other than revenue and cost of sales
Exploration expenditure
Exploration expenditure increased from R506 million in 2023 fiscal year to R1,047 million in fiscal 2024 predominantly due to the updated feasibility study for the Eva Copper Project, a significant drill program and the start of early work site activities.
Gains/losses on derivatives
Gains on derivatives amounted to R453 million in fiscal 2024, compared to losses of R194 million in fiscal 2023. Gains/losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortization of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction. Factors affecting gains/losses on derivatives are discussed below.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2024, a gain amounting to R670 million was recorded compared to a loss of R145 million in fiscal 2023.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale and US$ gold collars derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting has been applied to US$ gold contracts and these are shown separately from the silver zero cost collars that are not hedge accounted. Losses of R50 million were recognized in revenue for fiscal 2024 compared to a gain of R25 million in fiscal 2023. During fiscal 2024 and 2023 a negligible amount of hedge ineffectiveness was experienced. The gains and losses for the silver zero cost collars are recorded in gains/(losses) on derivatives in the income statement. In fiscal 2024, losses on derivative of R98 million were recorded in the income statement compared to a gain of R21 million in fiscal 2023.
(c) Rand gold contracts
Harmony utilizes Rand gold forward sale and gold collar derivative contracts to hedge the risk of lower Rand gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealized gains and losses being recorded in other comprehensive income (other reserves). The contracts that matured realized losses of R209 million in fiscal 2023 compared to a loss of R1,215 million in fiscal 2024, which has been included in revenue.
During fiscal 2024 and 2023 a negligible amount of hedge ineffectiveness was experienced.
Foreign exchange translation gain/loss
A foreign exchange translation loss of R634 million was recorded during fiscal 2023 compared to a gain of R97 million in fiscal 2024. The gain in 2024 was predominantly caused by favorable translations on US dollar loan balances. The favorable translations on US dollar loans are attributable to the Rand strengthening against the US dollar evidenced by a closing exchange rate of R18.19/US$1.00 (2023: R18.83/US$1.00).
Other operating expenses
Other operating expenses increased to R679 million in fiscal 2024 from R268 million in fiscal 2023 principally as a result of the factors discussed below.
(a) Remeasurement of contingent consideration
A remeasurement of the contingent consideration liability of R484 million (2023: R64 million) relating to the change in the Mponeng operation’s production profile, which is based on its LOM plan. The change in 2024 includes the valuation of the below infrastructure ounces at R303 million, following the approval of the Mponeng extension project. Further, changes in assumptions applied in determining the Eva Copper Project contingent consideration impacted the liability. These changes relate to a decrease in the discount rate and higher forecasted copper price and inflation rate.
(b) Silicosis settlement provision
During fiscal 2024, a credit of R174 million was recorded for the decrease in the liability for Harmony’s potential cost to settle the silicosis and TB class actions, compared to a R183 million credit in fiscal 2023, as a result of a change in the assumptions used in the actuary model.
Acquisition-related costs
The cost of R214 million in fiscal 2023 relates to acquisition of the Eva Copper Project assets. No such transactions were entered into during fiscal 2024.
Investment income
During fiscal 2024 investment income amounted to R809 million compared to R663 million in fiscal 2023. This was mainly due to favorable balances of restricted cash and investments and bank balances as well as higher interest rates experienced during fiscal 2024.

Finance costs
During fiscal 2024 finance costs amounted to R796 million compared to R994 million in fiscal 2023. The decrease was mainly as a result of the higher interest capitalization of R237 million in fiscal 2024 compared to R123 million in fiscal 2023. This increase in the capitalized interest is due to the higher cumulative balances, which includes the weighted average of the current year's expenditure, for the qualifying assets.
Income and mining taxes
In fiscal 2024 the tax rates for companies remained 33% for mining income and 27% for non-mining income. The income tax rate remained 30% for Australian companies and PNG mining companies.
Harmony’s effective income and mining tax rates for fiscal 2023 and 2024 are presented in the table below:

	Fiscal year ended June 30,
Income and mining tax	2024	2023
Effective income and mining tax rate	26%	26%

The effective tax rate for fiscal 2024 was lower than the mining statutory tax rate of 33% for Harmony and our subsidiaries as a whole. This is mainly due to capital allowances and non-deductible items. Refer to note 11 "Taxation" of our consolidated financial statements beginning on page F-1 for further detail.
During fiscal 2024 taxation amounted to R3,082 million, compared to R1,723 million in fiscal 2023, mainly due to the increases in current taxation resulting from increased revenue following from the higher gold prices experienced during fiscal 2024. The deferred tax movement was affected by changes in the life-of-mine rates (see below) as well as changes in the temporary differences. These changes had the following impacts:
•Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R510 million in the deferred tax expense (2023: R377 million decrease);
•Unwinding of temporary differences related to unredeemed capital expenditure and assessed loss balances resulted in a decrease of R74 million in the deferred tax expense (2023: R169 million);
•The change in deferred tax rates of Mponeng from 17.7% to 8.1%, applied to balances excluding hedge accounted derivatives, resulted in a decrease in the deferred tax expense and liability to the amount of R379 million (2023: R144 million increase); and
•The change in deferred tax rates of the remaining legal entities in the group, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R239 million (2023: R444 million increase).
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the LOM plan for that operation, which is based on parameters such as the Group’s long-term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Harmony (includes Masimong), Freegold (includes Joel, Tshepong North and Tshepong South), REL (includes Doornkop and Kusasalethu), Moab Khotsong, Mponeng and Kalgold. The deferred tax rates for Harmony remained flat at 26.4% from fiscal 2023 to fiscal 2024; for the following companies deferred taxes changed from fiscal 2023 to fiscal 2024 as follows: Freegold, from 11.4% to 12.6%; REL, from 10.5% to 12.3%; Moab Khotsong, from 16.7% to 19.0%; Mponeng, from 17.7% to 8.1%; Mine Waste Solutions, from 11.0% to 18.1%; and Kalgold from 17.1% to 21.5% in fiscal 2024.
South Africa
Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 27% (2023: 27%) on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditure from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries account for taxes separately that are determined in respect of each entity. Hence, South Africa does not make use of any Group basis of taxation.
Previously, Harmony was able to carry forward assessed losses indefinitely and offset the total accumulated balance against taxable income in the relevant year of assessment.
However, this has been amended from fiscal year 2023 and remains unchanged as at June 30, 2024. Assessed losses utilized are limited to the higher of R1 million or 80% of taxable income, and the balance remaining will be carried forward to the following year of assessment. This essentially results in a minimum taxable income of 20%. The restriction on utilizing losses has been made on the basis that the calculation of the assessed loss restriction must be determined before any capital expenditure is deducted.
South Africa has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and imputes that income in taxable income as if it had been derived in South Africa under South African tax rules.
Australia
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

Papua New Guinea
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
Operating performance per Segment
For a further discussion on operating performance on a segment basis, refer to “– Delivering profitable ounces – Operational Performance – Performance by Operation” on pages 50 to 88 of the Integrated Annual Report for the 20-F 2024. Also refer to note 39 “Segment report” to our consolidated financial statements set forth beginning on page F-1.
Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published revised industry guidance in November 2018 on the calculation of “all-in sustaining costs” and “all-in cost”. These measures were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we disclose these measures. The all-in sustaining cost measure is an extension of the cash cost measure (referenced below) and incorporates costs related to sustaining production. We also use operating free cash flow as a metric to assess profitability.
Cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and operating free cash flows are all non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS.The calculation of these measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that these measures are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. They are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold.
Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.
Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces/kilograms produced are used as the denominator in the total cash costs per ounce/kilogram calculation.
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
Operating free cash flow is determined as revenue after deducting cash costs, capital expenditure, non-cash adjustments (consideration from streaming contract) and the impact of run-of-mine (''ROM'') costs.
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
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2024	2023
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	47,233	39,535
Depreciation and amortization expense	(4,642)	(3,454)
Rehabilitation costs	(3)	(32)
Care and maintenance costs of restructured shafts	(246)	(227)
Employment termination and restructuring costs	(86)	(597)
Share-based payments	(171)	(51)
Impairment	(2,793)	—
Toll treatment costs	(420)	(323)
By-products credits	(2,533)	(1,325)
Other	496	364
Capitalized stripping	892	1,514
LED expenditure	165	189
Corporate, administration and other expenditure costs	1,140	1,044
Capital expenditure (OCD)	2,547	2,614
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	1,895	1,402

Total all-in sustaining costs	43,474	40,653
Per kilogram calculation:
Kilogram sold	48,222	45,690
Total all-in sustaining costs per kilogram	901,550	889,766

Total all-in sustaining costs (US$ million)	2,326	2,289
Per ounce calculation:
Ounces sold	1,550,373	1,468,966
Total all-in sustaining costs per ounce	1,500	1,558
The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2024	2023
	(in R millions, except for ounce/kilogram amounts)
Total cost of sales - under IFRS	47,233	39,535
Depreciation and amortization expense	(4,642)	(3,454)
Rehabilitation costs	(3)	(32)
Care and maintenance costs of restructured shafts	(246)	(227)
Employment termination and restructuring costs	(86)	(597)
Share-based payments	(171)	(51)
Impairment	(2,793)	—
By-product revenue	(2,533)	(1,325)
Other	(369)	(1,161)
Gold and uranium inventory movement	468	894

Total cash costs	36,858	33,582

Per kilogram calculation:
Kilograms produced	48,578	45,651
Total cash costs per kilogram	758,736	735,634

Total cash costs (US$)	1,971	1,890

Per ounce calculation: Ounces produced	1,561,815	1,467,715
Total cash costs per ounce	1,262	1,288

The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, gross profit, under IFRS:

	Fiscal year ended June 30,
	2024	2023
Total gross profit - under IFRS	14,146	9,740
Toll treatment services	(576)	(430)
Toll treatment costs	420	323
Impairment	2,793	—
Amortization and depreciation expense	4,642	3,454
Other	455	892
Production profit	21,880	13,979
Consideration from streaming contract	(323)	(338)
Gold and uranium inventory movement	(468)	(41)
Run-of-mine adjustment and deferred stripping	(19)	29
Total capital expenditure	(8,327)	(7,598)
Total operational free cash flows	12,743	6,031
Within this report, our discussion and analysis is focused on the all-in sustaining costs, total cash costs and operating free cash flows measure.
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
Harmony intends to finance its capital expenditure, other purchase obligations and debt repayment requirements in 2024 from cash on hand, cash flow from operations, and existing credit facilities.

	Fiscal year ended June 30,
	2024	2023
	(in R millions)
Operating cash flows	15,650	9,948
Investing cash flows	(8,361)	(10,596)
Financing cash flows	(5,435)	1,194
Foreign exchange differences	(28)	(127)
Total cash flows	1,826	419
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
Net cash generated by operations increased from R9,948 million in fiscal 2023 to R15,650 million in fiscal 2024. This increase is mainly due to higher revenue generated through the year as a result of higher gold prices received. The increase was slightly offset by the increase in operational costs such as production costs and exploration expenditure.
Income and mining tax paid in fiscal 2024 amounted to R2,388 million, and R518 million in fiscal 2023.
Cash flows from investing activities
Net cash utilized by investing activities decreased from R10,596 million in fiscal 2023 to R8,361 million in fiscal 2024. The decrease principally relates to the Eva Copper acquisition (R2,996 million) that occurred during fiscal 2023, resulting in a higher value in fiscal 2023. This was offset in part by an increase of R758 million in additions to property, plant and equipment.
Cash flows from financing activities
Financing activities generated R1,194 million in fiscal 2023, compared to cash utilized of R5,435 million in fiscal 2024. This was mainly due to borrowing repayments and higher dividend payments in fiscal 2024.
In fiscal 2024, borrowings repaid amounted to R4,047 million as compared to repayments of R2,071 million made during fiscal 2023. The repayments made during fiscal 2024 were partially offset by draw downs, resulting in a net outflow on the borrowings of R3,747 million compared to the inflow of R1,548 million seen in fiscal 2023.

In fiscal 2024, a total dividend of R1,437 million (2023: R154 million) was recognized and it relates to the final dividend of 75 SA cents for the 2023 year, amounting to R465 million which was paid on October 16, 2023 (2023: 22 SA cents per share with payment of R136 million on October 17, 2022) and an interim ordinary dividend of 147 SA cents during fiscal 2024, amounting to R930 million which was paid on April 15, 2024. The board did not declare an interim ordinary dividend for fiscal 2023.
See note 30 “Borrowings", note 32 “Cash Generated by Operations” and note 38 "Subsequent events" to our consolidated financial statements set forth beginning on page F-1.
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
The R1.5 Billion Green Term Loan became available in four quarterly increments of R375 million starting in November 2022. During fiscal 2024, no draw down was made on the R1.5 Billion Green Term Loan. Consequently, the first R150 million is no longer available.
The key terms of the R1.5 Billion Green Term Loan are:
Term facility:            R1.5 billion
Margin:                2.65% over 3-month Johannesburg Interbank Average Rate ("JIBAR")
Maturity:                Six and a half years
Security:                Unsecured
On May 25, 2022 Harmony concluded a R2.5 billion sustainability-linked revolving credit facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the “R2.5 Billion Syndicated Revolving Credit Facility”). Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility all amounts borrowed must be used (i) in repayment of the R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group. During fiscal 2024, a R300 million draw down was made and was subsequently repaid. During March 2024 a 12-month extension was granted from May 2026.
At June 30, 2024, the full amount on the R2.5 Billion Syndicated Revolving Credit Facility was available.
The key terms of the R2.5 Billion Syndicated Revolving Credit Facility are:
Revolving facility:            R2.5 billion
Margin on revolving facility:    2.40% over 3-month JIBAR
Maturity:                Five years
Security:                Unsecured
On May 25, 2022 Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a US$400 million sustainability-linked syndicated term loan facility (the “US$400 Million Syndicated Facility”) comprising a US$100 million term facility and a US$300 million revolving credit facility.
The US$400 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility. During fiscal 2024, a total of US$200 million (R3,747 million) was repaid. During March 2024 a 12-month extension was granted from May 2026.
The key terms of the US$400 Million Syndicated Facility are:
Term facility:            US$100 million
Revolving facility:            US$300 million
Margin on term facility:        2.85% over Secured Overnight Financing Rate (''SOFR'')
Margin on revolving facility:    2.70% over SOFR
Maturity:                Five years
Security:                Unsecured
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

KPI	Unit of Measurement	Scope	Sustainability performance targets
			Fiscal 2023 Targets	Fiscal 2024 Targets	Fiscal 2025 Targets
Greenhouse gas emissions	‘000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4,485	4,279	4,074
Renewable Energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20,453	19,833	19,436
Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	Fiscal 2023	Fiscal 2024	Fiscal 2025
KPI
Greenhouse gas emissions	1	2	3
Renewable Energy	1	2	3
Water consumption	1	2	3
We need to comply with certain debt covenants for the US$400 Million Syndicated Facility, the R2.5 Billion Syndicated Revolving Credit Facility and the R1.5 Billion Green Term Loan.
The debt covenant tests are as follows:
The Group’s interest cover ratio shall be more than five (EBITDA1/Total interest paid).
Leverage2 shall not be more than 2.5 times.
1    Earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the agreement excludes extraordinary items such as impairment and restructuring cost and gains/losses on disposal of fixed assets.
2    Leverage is defined as total net debt to EBITDA.
Debt covenants tests were performed for the loan facilities for both fiscal 2024 and 2023 and no breaches were noted. For fiscal 2024, the Group's interest cover ratio was 44.1 times (2023: 26.0 times), while the Group's leverage was negative 0.2 (2023: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels, as well as the net cash position.
Current borrowings
Current borrowings at June 30, 2024 consist solely of R9 million (2023: R103 million) accrued interest on the US$100 million term facility.
Non-current borrowings
US$200 million repayment was made under the US$300 million revolving credit facility which is undrawn as at June 30, 2024. The non-current borrowings total of US$98 million (R1,785 million) at June 30, 2024 relates to the US$100 million term facility.
Capital Expenditure
Total budgeted capital expenditures for fiscal 2025, excluding the capital outlay for renewable projects, are R10,781 million. See Item 4: “Information on the Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in “-Outstanding Credit Facilities and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorized capital expenditure as of June 30, 2024:

R’millions

Authorized and contracted for[1]	1,702
Authorized but not yet contracted for	14,442
Total	16,144
1 Including our share of the capital expenditure amounting to R21 million for the joint operation in PNG.
Total capital expenditure was R8,398 million in 2024, compared to R7,640 million in 2023. This represents a R758 million increase from 2023. This increase was mainly due to increases related to the ramping up of the Kareerand project. This was offset by lower capitalized stripping of Hidden Valley's stage 7.

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
The information set forth under the heading: “– Delivering profitable ounces – Operational performance” on pages 50 to 88 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference. See also note 30 “Borrowings”, note 36 “Commitments and contingencies” and note 32 “Cash generated by operations” to our consolidated financial statements set forth beginning on page F-1.
Contractual obligations and contingencies
Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement health care and environmental obligations.
The following table summarizes our contractual obligations as of June 30, 2024:

	Payments Due by Period
	Total	Less Than 12 Months July 1, 2024 to June 30, 2025	12-36 Months July 1, 2025 to June 30, 2027	36-60 Months July 1, 2027 To June 30, 2029	After 60 Months Subsequent June 30, 2029
	(R’millions)	(R’millions)	(R’millions)	(R’millions)	(R’millions)

Bank facilities[1]	2,251	149	149	1,953	—
Post-retirement health care[2]	290	—	—	—	290
Environmental obligations[3]	8,387	—	—	—	8,387
Silicosis settlement obligation[4]	355	19	95	125	116
Contingent consideration[5]	2116	115	124	132	1,745
Streaming contract liability[6]	85	85	—	—	—
Total contractual obligations	13,484	368	368	2,210	10,538
1    See “- Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings” above. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2    This liability relates to post-retirement medical benefits of Freegold, Moab Khotsong and Mponeng employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2024. See note 25 “Other provisions – Retirement benefit obligations” to our consolidated financial statements set forth beginning on page F-1. Subsequently to fiscal 2024, a decision was made to transfer the liability to RMA Life Assurance Company Limited.
3    We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See note 24 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
4    This liability relates to potential cost of settling the silicosis and TB class actions that were instituted against the Group in South Africa. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and note 25 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
5    The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets and, as of fiscal 2023, Eva Copper. See note 13 "Acquisitions and business combinations" and note 27 "Contingent consideration" to our consolidated financial statements set forth beginning on page F-1.
6    The liability relates to the contractual obligation to deliver the stipulated gold ounces to Franco-Nevada over the remaining term of the agreement. See note 29 “Streaming arrangements” and note 38 “Subsequent events” to our consolidated financial statements set forth beginning on page F-1.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2024:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months July 1, 2024 to June 30, 2025	12-36 Months July 1, 2025 to June 30, 2027	36-60 Months July 1, 2027 To June 30, 2029	After 60 Months Subsequent June 30, 2029
	(R’millions)	(R’million)	(R’million)	(R’million)	(R’millions)

Guarantees[1]	1,028	—	—	—	1,028
Capital commitments[2]	1,702	1,702	—	—	—
Total commitments expiring by period	2,730	1,702	—	—	1,028
1    R509 million of these guarantees relate to our environmental and rehabilitation obligation.
2    Capital commitments consist only of amounts committed to external suppliers, although a total of R16,144 million has been approved by the board for capital expenditures.
See note 36 “Commitments and contingencies” to our consolidated financial statements set forth beginning on page F-1.
Off-balance Sheet Arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.
Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments - Developments since June 30, 2024”.
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
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading: “– Delivering profitable ounces - Operational performance” on pages 50 to 88 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES
Not applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“– Harmony – Our leadership” on pages 15 to 17.
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
•“– Governance – Remuneration report” on pages 230 to 243
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
•“– Governance – Corporate governance” on pages 212 to 223;
•“– Governance – Board committees” on pages 224 to 229
•“– Governance – Remuneration report” on pages 230 to 243 and
•“– Governance – Audit and risk committee: chairperson’s report” on pages 244 to 247.
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
•“– Social – Caring for our employees” on pages 189 to 196
of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
E. SHARE OWNERSHIP
See note 35 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1.
F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of October 25, 2024, our issued share capital consisted of 634,767,724 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as at June 30, 2024 is set forth below:

Holder	Number of shares	Percentage

Public Investment Corporation of South Africa	93,118,439	14.72%
Van Eck Associates Corporation	75,421,989	11.92%
African Rainbow Minerals Ltd	74,665,545	11.80%
1     Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Ltd.

The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as at June 30, 2024
	2024	2023	2022
	%	%	%
Public Investment Corporation of South Africa	14.72	12.68	10.28
Van Eck Associates Corporation	11.92	9.53	8.98
African Rainbow Minerals Ltd	11.80	12.08	12.12
B. RELATED PARTY TRANSACTIONS
Between July 1, 2023 and June 30, 2024, none of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated in note 35 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1. Also see note 16 (b) “Other non-current assets”, note 19 “Investments in associates” and note 20 “Investment in joint operations” of our consolidated financial statements, set forth beginning on page F-1.
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
Provision for silicosis settlement
A provision of R917 million was recognized during fiscal 2017 for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. At June 30, 2024 and June 30, 2023 the provision was R255 million and R549 million respectively. The decrease in fiscal 2024 is primarily due to a change in estimate (R174 million) mainly as a result of a change in the assumptions due to the availability of actual exit data and an adjustment to the take-up rate. Payments of R153 million were made to the trust overseeing the processing and payment of claims during the year. This was partially offset by time value of money accretion (R33 million).
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on a number of factors, including changes in benefit take-up.
See Item 3: “Key Information - Risk Factors - Risks related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and to note 25 “Other Provisions - Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
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
See Item 3: “Key Information – Risk Factors – Risks Related to Our Corporate and Financing Structure and Strategy – We may not pay dividends or make similar payments to our shareholders in the future” and “– Market Risks – Fluctuations in the exchange rate of currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us”. Also see Item 10: “Additional Information – Exchange Controls – Introduction”, "– Exchange Controls – Government Regulatory Considerations – Dividends”, “– Taxation - Certain South African Tax Considerations – Dividends” and “– Certain Material United States Federal Income Tax Considerations – Taxation of Dividends”.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -Developments since June 30, 2024.”
ITEM 9 THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
The principal trading market for our ordinary shares is the JSE, where they trade under the symbol "HAR". Our ordinary shares trade on the New York Stock Exchange Inc. ("NYSE") in the form of ADSs, under the symbol "HMY".
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
The market capitalization of the JSE equities index (FTSE/JSE Africa All Shares Index) was R6,773 billion (US$371 billion) at June 30, 2024. The JSE mining index (FTSE/JSE Precious Metals and Mining Index) market capitalization was R698 billion (US$38 billion)1 at June 30, 2024, 13.4% of the overall JSE market capitalization.
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2024 Form 20-F.
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
The R1.5 Billion Green Term Loan bears interest at 2.65% over the three-month JIBAR.
Harmony was permitted to draw down on the R1.5 Billion Green Term Loan commencing after November 2022. As at June 30, 2024, there were no drawdowns on the R1.5 Billion Green Term Loan.
US$400 Million Syndicated Facility
On May 25, 2022, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded the US$400 Million Syndicated Facility comprising a US$100 million term facility and a US$300 million revolving credit facility. The US$400 Million Syndicated Facility matures in May 2027.
Under the terms of the US$400 Million Syndicated Facility funds borrowed must be used (i) in repayment of the September 2019 US$400 million three-year syndicated term loan and revolving credit facility and (ii) for exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of South Africa.
The US$100 million term loan facility bears interest of 2.85% over the three-month SOFR; the US$300 million revolving credit facility bears interest of 2.7% over the three month SOFR.
During fiscal 2024, no withdrawals were made on the US$400 Million Syndicated Facility. US$100 million (R1,785 million) remained outstanding as at June 30, 2024
R2.5 Billion Syndicated Revolving Credit Facility
On May 25, 2022, Harmony and a syndicate of local and international lenders entered the R2.5 Billion Syndicated Revolving Credit Facility. The R2.5 Billion Syndicated Revolving Credit Facility matures in May 2027.
Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility, funds borrowed must be used (i) in repayment of the November 2018 R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group.
The R2.5 Billion Syndicated Revolving Credit Facility bears interest at 2.40% over the three-month JIBAR.
As at June 30, 2024, the total R2.5 billion was available under the R2.5 Billion Syndicated Revolving Credit Facility.
Harmony Renewable Energy Projects

In June 2022, Harmony entered into three PPA and three Land Lease Agreements with Tshepong Photovoltaic (Pty) Ltd, Eland Photovoltaic (Pty) Ltd and Nyala Photovoltaic (Pty) Ltd ("collectively, the "seller"). The details of the agreements states that Photovoltaic generation facilities ("energy facilities") will be constructed by the seller on the land that Harmony will lease to the seller and the energy output produced by the facility will be sold exclusively to Freegold, a subsidiary of Harmony. The term of the PPA is for 15 years.
Harmony will purchase energy output produced by the energy facilities, and although there is a fixed rate per megawatt-hour ("MWh"), there is no fixed volume of power to be delivered. Thus all payments are variable based on consumption. Energy output rates are stipulated between R838 per MWh to R930 per MWh as indexed annually.
As defined in the PPA, a bank guarantee is required to be issued on behalf of Freegold to the seller for an amount equal to three months’ worth of the estimated energy output payments as at financial close. Lombards Attorneys is responsible for issuing guarantees to the seller for the required amounts as stipulated in the PPA.
The equity-settled Katleho ya Moruo Employee Share Ownership Plan (Katleho ya Moruo ESOP)
Following the expiration of the Sisonke Employee Share Ownership Plan (''ESOP'') in 2022, Harmony approved the establishment of the Katleho ya Moruo ESOP in January 2024. The scheme aims to continue facilitating beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:
•Facilitate economic empowerment of Harmony’s employees;
•Incentivize Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony; and
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.
The shares were issued to the Harmony ESOP Trust (the ''Trust'') on January 31, 2024. Each beneficiary under the scheme was awarded 360 Participation Units (''PU'') if they qualified for the scheme upon its formation or within six months of the formation thereof. Thereafter, qualifying employees will be awarded PU on a pro-rata basis in line with the scheme rules. The PU will vest after a service period of five years commencing on April 4, 2024. The Katleho ya Moruo ESOP is equity-settled.

D. EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.
The Republic of South Africa’s exchange control regime provide for restrictions on the exportation of capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia, the Kingdoms of Lesotho and Eswatini. Transactions between South African residents (including corporations) and non-residents are subject to these exchange control regulations, which are administered by the Financial Surveillance Department of the SARB.
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
These comments relate to exchange controls in force at June 30, 2024. These controls are subject to change at any time(including retrospectively), however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.
Government Regulatory Considerations
Shares
A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not, through normal banking channels against settlement in foreign currency or Rand from a non-resident Rand account. A foreign investor may also sell its share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the Company is not listed on the JSE, the supporting confirmation must be provided to the SARB that the sale price of any shares reflects fair market value.
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
Loans

Generally, the granting of loans to us or our subsidiaries, and our ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by us are regulated by the Financial Surveillance Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.
Interest on foreign loans is subject to a withholding tax of 15% and freely remittable abroad, provided that the terms of the loans received prior approval from the SARB. However, this rate may be reduced depending on the applicability of a double taxation treaty.
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
E. TAXATION
Certain South African Tax Considerations
The summary set out in this section is based on current tax law and our interpretation thereof. Amendments to the tax law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to constitute tax advice. This summary does not address the foreign tax consequences for persons that are not residents of South Africa and specifically excludes the tax consequences for persons (a) who are not residents of South Africa whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or (b) who is not the beneficial recipient of the dividends, or (c) where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). The Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.
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
Capital Gains Tax

Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 40% in respect of years of assessment commencing March 1, 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from March 1, 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing March 1, 2016 of such gain is included in its taxable income (effectively a rate of 22.4% previously and currently 21.6% for years of assessments ending on or after March 31, 2023 for a corporate entity and 36% for a trust). The conduit principle that enabled trusts to transfer the tax liability to a beneficiary no longer applies to trusts with foreign beneficiaries and these trusts are taxed in South Africa on the amounts concerned. CGT is only applicable to non-residents if the proceeds from the sale of the shares or ADSs are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below) income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 27%. This results in the effective CGT rate of a corporate entity being 21.6%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
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
The provisions of the US Treaty override the deemed source rules to the extent applicable. Article 13 of the US Treaty provides that South Africa is entitled to tax a capital gain that is attributable to the alienation of real property situated in South Africa, which concept includes the equivalent of a US real property interest, even if held through means of shares.
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
In terms of the latest amendments to the income tax laws that are effective from January 1, 2025 interest that is incurred by a holder of debt (lender) on a loan that the lender raised in order to acquire the debt issued by Harmony is only deductible up to the interest accrued in circumstances where the interest is incurred in the income of that person even though that person may not be carrying on a trade.

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
Effect of South African Withholding Taxes
As discussed above in "- Taxation - Certain South African Tax Considerations - Dividends", under current law, South Africa imposes a withholding tax of 20% on dividends paid by Harmony. A US holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Harmony (at a rate not exceeding any applicable Treaty rate). The rules governing foreign tax credits are complex and recently issued final US Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable and Harmony does not intend to determine whether such requirements will be met in the case that non-US taxes are withheld (if any). However, recent notices from the IRS (the “Notices”) indicate that the US Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance).

US holders that receive payments subject to South African withholding tax will be treated, for US federal income tax purposes, as having received the amount of South African taxes withheld by Harmony, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US holder from Harmony with respect to the payment.
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
To the extent you incur STT in connection with a transfer or withdrawal of ordinary shares as described under "- Certain South African Tax Considerations - Securities Transfer Tax" above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

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
This Harmony 2024 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended June 30, 2024. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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
During fiscal 2024 and 2023, we designated all of the gold forward sales as well as (from April 2024) gold zero cost collar contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See "- Commodity Price Sensitivity" below.
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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. At June 30, 2024, the nominal amount of the zero cost collars is US$390 million spread over a 24-month period with a weighted average cap price of US$1=R20.93 and weighted average floor price of US$1=R18.93. Additionally, at June 30, 2024 Harmony had open foreign exchange forward contracts which had a nominal amount of US$187 million spread over a 24-month period at an average exchange rate of US$1=R19.79.
Commodity Price Sensitivity
General
Our revenue is sensitive to the spot price of gold as newly mined gold production is typically sold at the ruling market price of gold, and in the case of Hidden Valley, silver as well. During fiscal 2024 and 2023, Harmony entered into forward sales to establish the sales price in advance of its future gold production. During April 2024 Harmony introduced gold collar hedging contracts to its derivative programme to hedge the risk of lower gold prices and a new limit for gold hedging was approved by the Board as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward.
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
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony started entering into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. See Item 5: “Operating and Financial Review and Prospects - Operating Results - Revenue".
Commodity Sales Agreements
At June 30, 2024, the open Rand gold forward sale contracts amounted to 638,000 ounces spread over 36 months at an average of R1,373,000/kg. The open US$ gold forward contracts amounted to 75,000 ounces spread over 36 months at an average of US$2,273/oz. The open Rand gold zero cost collar contracts amounted to 170,000 ounces at a weighted average floor of R1,524,000/kg and a weighted average cap of R1,722,000/kg spread over 36 months. The open US$ gold zero cost collar contracts amounted to 31,000 ounces spread over 36 months at a weighted average floor of US$ 2,447/oz and a weighted average cap of US$ 2,721/oz.
The open US$ silver zero cost collars amounted to 2,230,000 ounces spread over 24 months at a weighted average floor of US$27.22/oz and a weighted average cap of US$30.20/oz.
At June 30, 2023, the open Rand gold forward sale contracts amounted to 552,000 ounces spread over 24 months at an average of R1,181,000/kg. The open US$ gold forward contracts amounted to 55,000 ounces spread over 24 months at an average of US$2,043/oz. The open US$ silver zero cost collars amounted to 1540,000 ounces spread over 24 months with a weighted average floor of US$24.62/oz and a weighted average cap of US$27.50/oz.
Interest Rate Sensitivity
Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
The sensitivity analysis was performed based on 50 basis points for all Rand denominated financial assets and 15 basis points for US$ denominated borrowings in fiscal 2023 as an indicator of the potential impact of interest rate changes to the Group. Management has reassessed this during fiscal 2024 to ensure that it is still a reasonable estimation of possible changes. In fiscal 2024, the analysis was performed on a sensitivity of 53 basis points for US$ denominated borrowings and 41 basis points for Rand denominated financial assets. The analysis assumes that all other variables remain constant.

Sensitivity analysis-borrowings

	Fiscal year ended June 30,
	2024	2023
	(R in millions)
US$ denominated borrowings
Increase in 53 basis points (2023:15 basis points)	(10)	(9)
Decrease in 53 basis points (2023:15 basis points)	10	9

Sensitivity analysis - financial assets

	Fiscal year ended June 30,
	2024	2023
	(R in millions)
Increase in 41 basis points (2023:50 basis points)	38	34
Decrease in 41 basis points (2023:50 basis points)	(38)	(34)
For further information on sensitivities, see note 37 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
On October 7, 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of The Bank of New York Mellon as its Depositary for the ADSs evidenced by American Depositary Receipts (“ADRs"). A copy of our form of amended and restated deposit agreement (the “Deposit Agreement”) among the Depositary, owners and beneficial owners of ADSs and Harmony was filed with the SEC as an exhibit to our Form F-6 filed on August 15, 2024.
The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. In addition, the Depositary collects an annual fee, or Depositary Service Fee for the operation and maintenance costs in administering the ADSs. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarized below:
Fees and Expenses

Persons depositing shares or withdrawing shares holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•The execution and delivery of ADSs
•The surrender of ADSs

$0.02 (or less) per ADS	•Any cash distributions

$0.02 (or less) per ADS	•Annual Depositary Service Fee for the operation and maintenance costs in administering the ADSs •$0.01 currently being administered as a fee

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

Registration or transfer fees	•Transfer and registration of equity shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares •

Expenses of the Depositary	•Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) •Converting foreign currency

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	•As necessary

In addition, ADS holders must pay any tax or other governmental charge payable by the Depositary or its custodian on any ADS, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the Depositary may:
•refuse to effect any transfer of such ADSs or any withdrawal of ADSs;
•withhold any dividends or other distributions; or
•sell part or all of the ADSs evidenced by such ADS,
and may apply dividends or other distributions or the proceeds of any sale in payment of the outstanding tax or other governmental charge. The ADS holder remains liable for any shortfall.
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
During the fiscal year ended June 30, 2024, Harmony received net direct and indirect payments of R14,160,762 from the Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
As of June 30, 2024, Harmony's management, with the participation of our Chief Executive Officer (“CEO”) and Financial Director (“FD”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act). Based on the foregoing, our management, including the CEO and FD, concluded that our disclosure controls and procedures were effective as of June 30, 2024.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Harmony's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), management is required to assess the effectiveness of our internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether Harmony's internal control over financial reporting is effective.
Harmony's internal control over financial reporting is a process designed under the supervision of the CEO and FD to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS issued by the IASB.
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
Management assessed the effectiveness of Harmony's internal control over financial reporting as of June 30, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control – Integrated Framework (2013)". Based on this assessment, our management has determined that, as of June 30, 2024, Harmony's internal control over financial reporting was effective.
Ernst & Young Inc. ("EY"), an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2024.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
See the report of Ernst & Young Inc., an independent registered public accounting firm, which is included on page F-2 of exhibit 99.1. The consolidated financial statements, together with the report of Ernst & Young Inc., are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2024 Form 20-F. Also see the report of PricewaterhouseCoopers Inc. ("PwC"), being the predecessor registered public accounting firm, which is included on page F-5 of exhibit 99.1. The report of PwC is for the comparative information in the consolidated financial statements, being the two financial years in the two-year period ended 30 June 2023, and is incorporated by reference in exhibit 99.1 and shall be deemed filed as part of Harmony 2024 Form 20-F.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2024 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“- Governance – Corporate governance” on pages 212 to 223 of the Integrated Annual Report for the 20-F 2024 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PwC resigned as independent principal accountant of the Group on conclusion of its responsibilities relating to the June 30, 2023 financial year audit. This after having served as Harmony’s independent principal accountant for each of the two financial years in the two-year period ended 30 June 2023, for each of which audited financial statements appear in this annual report on Form 20-F. EY was appointed as the Company’s independent principal accountant for the financial year ending June 30, 2024. See Item 16F: Change in registrant's certifying accountant.
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2023	Rand	51 million
Fiscal year ended June 30, 2024	Rand	55 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2023	Rand	7 million
Fiscal year ended June 30, 2024	Rand	8 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2023	Rand	—
Fiscal year ended June 30, 2024	Rand	—
Not applicable
D. ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2023	Rand	—
Fiscal year ended June 30, 2024	Rand	—
E. AUDIT AND RISK COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit and risk committee pre-approves our engagement of the independent principal accountant to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the Company’s delegation of authority framework and the audit and risk committee’s policy on non-audit services.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On June 27, 2022, EY was appointed by the Harmony Gold Mining Company Limited’s Board of Directors as the Company’s independent principal accountant for the financial year ending June 30, 2024 after a formal tender process to appoint a new independent registered public accounting firm. The appointment of EY was approved by Harmony’s shareholders at the AGM on November 29, 2022. During the fiscal years ended June 30, 2023 and 2022 and the subsequent interim period through October 31, 2023, Harmony did not consult with EY regarding any of the matters described in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.
PwC resigned as independent principal accountant of the Group on conclusion of its responsibilities relating to the June 30, 2023 financial year audit, which was concluded during December 2023. The reports of PwC on the Company’s consolidated financial statements for the June 30, 2023 fiscal year did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for the fiscal year ended June 30, 2023, there were (i) no disagreements with PwC, as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the matter in their report and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
Harmony provided PwC with a copy of the foregoing disclosure and requested PwC to provide it with a letter addressed to the SEC stating whether or not PwC agreed with the above statements. A copy of such letter, dated October 31, 2023, in which PwC state they agree with such disclosure filed as Exhibit 15.2 to our annual report on Form 20-F for the year ended June 30, 2023, filed with the SEC on October 31, 2023 and is incorporated here by reference.
ITEM 16G. CORPORATE GOVERNANCE
Significant ways in which Harmony’s corporate governance practices differ from practices followed by US domestic companies under the listing standards of the NYSE
Foreign private issuers, such as Harmony, must briefly highlight any significant ways in which their corporate governance practices differ from those followed by US domestic companies subject to the listing standards of the NYSE. Set out below is a brief summary of the significant differences.
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

The listing standards of the NYSE generally require shareholder approval for the adoption of, or any material revisions to, equity compensation plans. However, under the listing standards of the NYSE, Harmony is permitted to follow home country practice in lieu of such requirements and has elected to do so.
The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Harmony has appointed a Social Ethics and Sustainability Committee, currently comprised of four independent non-executive directors. There is no such requirement under the listing standards of the NYSE.

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
ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J: INSIDER TRADING POLICIES
Not applicable.
ITEM 16K: CYBERSECURITY

Risk Management and Strategy
Harmony’s cybersecurity governance employs a comprehensive and integrated approach to risk management, engaging both internal teams and third-party service providers. Harmony has established protocols for continuous monitoring and proactive management of cybersecurity threats through daily and weekly meetings and continuous interactions with its third-party around-the-clock Cyber Security Operations Centre (the “SOC”). The SOC regularly engages in discussions with Harmony’s internal cybersecurity team to address identified threats and vulnerabilities.
Harmony’s strategy includes monthly cross-departmental management meetings where cyber risk is discussed. Harmony conducts external penetration tests and internal phishing simulations bi-monthly to evaluate and enhance its incident response capabilities and employee alertness to cyber threats. Cyber incident response plans are documented including detailed playbooks in order to respond and recover in the event of a cyber-incident. Harmony’s cybersecurity processes are integrated into its broader enterprise-wide risk management systems.
The routine engagement between Harmony’s internal cybersecurity team and other technology stakeholders, other internal departments and the SOC underscores Harmony’s comprehensive approach to risk assessment and mitigation. The head of department for cybersecurity (''HOD: CyberSecurity''), meets with the Group Chief Information Officer (“CIO”) on a weekly basis. In addition, there are quarterly Technology and Information Systems Steering Committee meetings involving members from Group Internal Audit, Enterprise Risk Management, Security, Operations, Safety and Compliance, among other.
Harmony routinely engages third parties in its cybersecurity operations. This engagement includes:
•Periodically consulting with external experts to provide specialized services on cybersecurity (such as penetration test exercises).
•Utilizing a third-party training platform to conduct and report upon cyber safety awareness training, which includes a range of predefined training modules Centre for Internet Security (''CIS''). This training is designed to ensure staff remain updated on the latest cyber safety practices.
•We are in the initial phases of collaboration with a dedicated partner focused on operational technology cybersecurity. Harmony believes partnerships of this type are essential for addressing specific cybersecurity challenges in operational technology environments.

•Outsourcing Harmony’s SOC to a managed service provider. The SOC operates around the clock, offering continuous monitoring and proactive response to potential cybersecurity threats.
Periodic reviews are also conducted by Harmony’s Group Internal Audit, using the National Institute of Standards and Technology (''NIST") and CIS frameworks as a benchmark to gauge Harmony’s cybersecurity readiness.
Harmony started reaching out specifically to vendors with access to the Harmony network, ensuring they comply with its Cyber Security Awareness Training mandate. This initiative emphasizes the importance of completing training campaigns and increasing cyber awareness about various cyber risks, such as clicking on malicious links. This targeted outreach to Harmony’s vendors with access to the Harmony network forms a vital part of Harmony’s strategy to manage cybersecurity threats from third-party service providers. Further, Harmony has initiated a process to include a cybersecurity clause in new vendor contracts to assert a proactive cyber defense posture, ensuring service level agreements, roles and responsibilities for managing cybersecurity threats are established from the outset of its commercial relationships. For contracts that were in place prior to this initiative, Harmony expects to incorporate cybersecurity clauses upon their amendment and/or renewal. This initiative is part of a broader effort to embed Harmony’s cybersecurity standards into all third-party relationships.
Governance
Management Systems

Harmony has established governance procedures to manage cybersecurity threats. Several individuals in management positions, including the CIO, the HOD: CyberSecurity and specific management committees, e.g. the Enterprise Architecture, Change / Project Delivery, and Technology Steering Committees, are tasked with gauging cybersecurity threats and formulating strategies to counteract them. These forums all subscribe to the Group Technology Strategy that provides for a cohesive approach and focus.
Management at Harmony plays a pivotal role in both assessing and managing Harmony’s risks stemming from cybersecurity threats. Harmony’s CIO is accountable for Harmony’s technology and information function. Harmony’s HOD: CyberSecurity leads Harmony’s cybersecurity strategy and initiatives. Alongside internal legal expertise, Harmony has engaged external counsel for cybersecurity legal matters to provide specialized knowledge and legal insight. This partnership enhances Harmony’s cybersecurity framework and ensures that Harmony is proactive in legal compliance and risk management. With this collective expertise, both internal and external, each individual and committee member is strategically positioned to further Harmony’s efforts against potential cybersecurity threats.
There are well-defined processes in place through which these individuals and management committees are kept informed about cybersecurity matters. This includes regular updates on the prevention of potential threats, detection of actual threats, mitigation strategies, and post-incident remediation efforts. These processes are designed so that Harmony’s management is aware of the current threat landscape and the actions being taken to address it. The CIO is consistently kept informed of any cyber-related topics by the HOD: CyberSecurity during the monthly Group Technology Management Committee meetings as well as weekly one-on-one meetings. The HOD: CyberSecurity develops a comprehensive understanding of all activities within the cyber safety team through weekly one-on-one meetings. This structured and layered approach of communication is designed to ensure that the CIO is equipped to provide updates on cybersecurity matters directly to the executive Committee and the Audit and Risk Committee.
Harmony’s Group Enterprise Risk Management and Group Internal Audit functions have also incorporated cybersecurity into their mandate, reinforcing the importance of cybersecurity across all levels of the Company. Members from Group Internal Audit and Group Risk Management participate in quarterly Technology and Information Steering Committee meetings together with members from Group Security and Group Compliance. From a disclosure perspective, Harmony assesses the materiality of reported cybersecurity incidents through the Executive Committee against the relevant disclosure standards.

Key Cyber Management
Hendrik Kotze – Group CIO
B Com (Commercial Computer Science) - University of Pretoria
MBA International Business
Candidate Doctor of Philosophy – Kairos University
The Group CIO is responsible for managing the entire technology infrastructure of Harmony, including hardware, software, networks, and data centers, ensuring that these systems are reliable, secure, and scalable to meet the organization's evolving needs.
Stanley Pautz – HOD: Cybersecurity
B Com (Internal Audit), University of Pretoria
Certified Information Systems Auditor - ISACA
Certified in Risk and Information Systems Control - ISACA
CIA – Certified Internal Auditor (IIA – not maintained)
The HOD: CyberSecurity ensures that the entire technology landscape is overseen, secure and safe in line with the business and technology strategies.
Dr Christiaan Roos - Lead: Cybersecurity operations
D Com (PhD), IT Audit, IT Governance and Ethical Hacking, University of Johannesburg
CEH – Certified Ethical Hacker
Project Management Professional (PMP), Project Management Institute

Dr Roos was contracted as vCISO of Harmony with effect from 1 March 2021

Board Oversight
Harmony has set up mechanisms to regularly inform both the board of directors and the Audit and Risk Committee about any potential cybersecurity threats and the measures and strategies taken to counteract them. This includes active engagement in discussions with Executive management on material cybersecurity incidents, related threats, vulnerabilities, defenses and planned responses during the Committee meetings referenced above. The quarterly committee meetings are designed to ensure ongoing diligence in managing cybersecurity risks. Integral to this process is the role of the CIO. Harmony’s CIO, who is regularly updated in the weekly update sessions as well as in the monthly Group Technology Management Committee meetings about cybersecurity matters serves as the primary interface to the board of directors via the Audit and Risk Committee. To this end, the CIO attends the Audit and Risk Committee meetings, accompanied by the HOD: CyberSecurity as required.
The CIO reports any questions and advice from the Audit and Risk Committee back to the management experts, providing for a responsive approach to cyber risk management. Together, when appropriate, the CIO and HOD: CyberSecurity provide a robust channel of communication with the board of directors through the Audit and Risk Committee, facilitating the escalation of cyber risks to the board of directors where necessary via the Audit and Risk Committee. This approach aims to keep the board of directors consistently informed about the state of cybersecurity threats and the strategies employed to tackle them. Furthermore, the Chief Audit Executive (which has cybersecurity within its purview) also has a direct line of communication with the Audit and Risk Committee as well as the Chairperson of the board of directors, which structure complements Harmony’s reporting mechanism in order to keep the board of directors informed from multiple perspectives about cybersecurity matters.
For additional information regarding how cybersecurity threats are reasonably likely to materially affect Harmony’s business, financial condition, results of operations, cash flows, ability to pay dividends and/or stock price, see “Item 3D: Risk Factors—Other Regulatory and Legal Risks - Breaches in our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation'' of this Form 20-F.

PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of Ernst & Young Inc., Johannesburg, Republic of South Africa (PCAOB ID No. 1698) and the report of PricewaterhouseCoopers Inc., Johannesburg, Republic of South Africa (PCAOB ID No. 1308), are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2024 Form 20-F:
•Index to Financial Statements;
•Reports of Independent Registered Public Accounting Firms; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1
Amended Memorandum of Incorporation of Harmony dated February 1, 2018 (incorporated by reference to Harmony’s annual report for the fiscal year ended June 30, 2019 filed on October 24, 2019)
https://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm

2.1	Notice of annual general meeting dated October 31, 2024 to be held on November 25, 2024 (filed herewith)
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
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

4.4
Revolving USD Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The Financial Institutions Listed In Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/revolvingusdfacilityagreem.htm

4.5
Term Facility A Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial Institutions Listed in Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/termfacilityaagreement_exe.htm

4.6
Term Facility B Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial Institutions Listed in Schedule 1 and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as Sustainability Coordinator) and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Sustainability Agent, Sustainability Coordinator and Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/termfacilitybagreement_exe.htm

4.7
Wafi-Golpu Joint Venture Agreement, dated May 22, 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2017, filed on October 26, 2017) https://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.8
Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2019, filed on October 24, 2019)
https://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm

4.9
ARM - BBEE Loan Agreement, dated June 28, 2021, entered between Harmony Gold Mining Limited and the trustees for the time being of ARM - Broad Based Economy Empowerment Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2021, filed on October 29, 2021)
https://www.sec.gov/Archives/edgar/data/1023514/000162828021020809/exhibit418hmyloanagreement.htm

4.10
Share sale deed, dated October 6, 2022 entered into between Copper Mountain Mining Corporation (Seller), Harmony Gold (Australia) Pty Limited (Buyer) and Harmony Gold Mining Company Limited (Buyer's Guarantor) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2023) https://www.sec.gov/Archives/edgar/data/1023514/000162828023035632/sharesaledeed.htm

4.11	Harmony ESOP trust subscription and contribution agreement (filed herewith)
8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (filed herewith)
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
††15.1	Integrated Annual Report for the 20-F 2024 dated October 31, 2024 (filed herewith)
15.2
Letter from PricewaterhouseCoopers Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant https://www.sec.gov/Archives/edgar/data/1023514/000162828023035632/changeinauditors.htm

96.1	Technical Report Summary of the Mineral Resources and Mineral Reserves for Target Gold Mine, Free State Province, South Africa (filed herewith)
96.2
Technical Report Summary of the Mineral Resources and Mineral Reserves for Joel Mine, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/joel-sxk1300trs2022.htm

96.3
Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/freestatesurfaceoperations.htm

96.4	Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province, South Africa (filed herewith)
96.5	Technical Report Summary of the Mineral Resources and Mineral Reserves for Mponeng Mine, Carletonville, South Africa (filed herewith)
96.6	Technical Report Summary of the Mineral Resources and Mineral Reserves for Kalgold Mine, North West Province, South Africa (filed herewith)
96.7	Technical Report Summary of the Mineral Resources and Mineral Reserves for Mine Waste Solutions (MWS) and West Wits Operations, North West and Gauteng Provinces, South Africa (filed herewith)
96.8
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kusasalethu Mine, Gauteng Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/kusasalethu-sxk1300trs2022.htm

96.9	Technical Report Summary of the Mineral Resources and Mineral Reserves for Doornkop Mine Gauteng Province, South Africa (filed herewith)
96.10
Technical Report Summary of the Mineral Resources and Mineral Reserves for Hidden Valley Mine, Morobe Province, Papua New Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on October 31, 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/hiddenvalley-sxk1300trs2022.htm

96.11	Technical Report Summary of the Mineral Resources and Mineral Reserves for Wafi-Golpu Project, Morobe Province, Papua New Guinea (filed herewith)
96.12	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa (filed herewith)

96.13	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong South, Free State Province, South Africa (filed herewith)
96.14
Technical Report Summary of the Eva Copper Project, North West Queensland, Australia (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on October 31, 2023) https://www.sec.gov/Archives/edgar/data/1023514/000162828023035632/evacopperproject-sxk1300tr.htm

97.1	Executive Compensation Recovery Policy (filed herewith)
99.1	Consolidated Financial Statements 2024 dated October 31, 2024 (filed herewith)
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
††    Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2024 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual Report for the 20-F 2024 is not deemed to be filed as part of Harmony 2024 Form 20-F.

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
Date: October 31, 2024
S-1