Form 20-F
period 2025-06-30
HARMONY GOLD MINING CO LTD
filed 2025-10-31
CIK 1023514

As filed with the Securities and Exchange Commission on 31 October 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2025
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
Republic of South Africa
(Jurisdiction of incorporation or organisation)
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this
Annual Report was 634,767,724 ordinary shares, with no par value per share

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
If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting
Standards Codification after 5 April 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit
report.   ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☑
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐  Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐  No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of
1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐  No ☐

- i -

This document comprises the annual report on Form 20-F for the year ended 30 June 2025 (“Harmony 2025 Form 20-F”)
of Harmony Gold Mining Company Limited (“Harmony” or the “Company”). Certain of the information in the Harmony's 2025 suite of reports, including from its Integrated report 2025 as well as the Sustainability report 2025, included in Exhibit 15.1
(“Integrated Annual Report for the 20-F 2025”) is incorporated by reference into the Harmony 2025 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended (the
“Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2025 is not deemed to be filed as part of the Harmony 2025 Form 20-F.
Only (i) the information included in the Harmony 2025 Form 20-F, (ii) the information in the Integrated Annual Report for the
20-F 2025 that is expressly incorporated by reference in the Harmony 2025 Form 20-F and (iii) the exhibits to the Harmony 2025
Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the
Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the 20-F
2025 which is not referenced in the Harmony 2025 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
Financial and other material information regarding Harmony is routinely posted on and accessible at the Harmony website,
www.harmony.co.za. No material referred to in this annual report as being available on our website is incorporated by reference into, or forms any part of, this annual report. References herein to our website shall not be deemed to cause such incorporation.
- ii -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organised under the laws of the Republic of South Africa. As used in this Harmony 2025 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony
Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our”
refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
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
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in sustaining costs per kilogram” and "adjusted free cash flows", which are non-
GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales, cash generated by operating activities or any other measure of financial performance or liquidity calculated in accordance with
IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/
kilogram and adjusted free cash flows, may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/kilogram are useful indicators to investors and management as they provide an indication of efficiency and profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. For further information, see Item 5:
“Operating and Financial Review and Prospects - Key factors affecting our results – Costs" and :- Reconciliation of Non-GAAP
Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of income statement line items as well as cash costs and all-in sustaining costs have been translated at the average rate for the year
(R18.15 per US$1.00 for fiscal 2025 and R18.70 per US$1.00 for fiscal 2024). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
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
- iii -

•overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere;
•the impact from, and measures taken to address infectious, communicable and other diseases, such as HIV, tuberculosis and silicosis;
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
•the occurrence of labour disruptions related to industrial action or health and safety incidents;
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
- iv -

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
B. CAPITALISATION AND INDEBTEDNESS
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
Summary of Risk Factors
Risks Related to Our Industry
1.We are exposed to the impact of any significant decreases in the commodity prices on our production
2.The impact from, and measures taken to address infectious and communicable diseases, such as HIV/AIDS, malaria and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
3.The nature of our mining operations presents safety risks
4.Mining companies face strong competition and industry consolidation
5.Laws governing health and safety affect our business and could impose significant costs and burdens
6.Since our labour force has substantial trade union participation in South Africa, we face the risk of disruption from labour disputes and other industrial action resulting in loss of production and increased labour costs impacting negatively on production and financial results
7.Laws governing mineral rights affect our business and could impose significant costs and obligations;
mineral rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including breaches in our obligations in respect of such mining rights
8.Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
Risks Related to Our Operations and Business
1.Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results
2.Infrastructure constraints and ageing infrastructure could adversely affect our operations
3.Disruptions to electricity supply and rising power costs: Impact on operations and financial results
4.Illegal mining and other criminal activity at our operations, including theft of gold and gold-bearing material, could pose a threat to the safety of employees, result in damage to property and could expose us to losses, business disruption and liability
5.Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
6.Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims
7.We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
8.The use of contractors at certain operations may expose us to delays or suspensions in mining activities and increases in mining costs

9.We are dependent on a number of highly-integrated communication and information and technology (''IT'')
systems, any major disruption to which could have an adverse effect on our operation~~s~~ and financial results
10.Estimations of our reserves are based on a number of assumptions, at a specific point in time, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
11.Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
12.We are subject to the risk of litigation, the causes and costs of which are not always known
13.The risk of unforeseen difficulties, delays or cost in implementing our business strategy and projects may lead to us not delivering the anticipated benefits of our strategy and projects; in addition, actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects
14.Certain of our operations are dependent on trackless mobile machinery (“TMM”), which exposes us to interruptions, delays, and increased operational risk.
15.Our recent appointment of a new independent registered public accounting firm could result in additional costs, which could adversely impact our business.
Risks Related to ESG
1.We may fail to meet ESG performance expectations and targets, which could result in reputational damage, loss of stakeholder confidence, and material adverse effects on our business and access to capital
2.Climate change may present physical and transition risks that could materially and adversely affect our operations, profitability, and long-term sustainability
3.We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition
4.The socio-economic landscape in the regions in which we operate may have an adverse effect on our operations and profits
5.Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches
6.Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and/or go beyond, our legal obligations could result in lawsuits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition; we are finding increasing expectations on our business to provide social investment beyond our legal obligations especially as communities demand services and basic infrastructure from companies such as Harmony (where gaps in local government services are perceived or experienced)
7.Compliance with emerging climate change regulations could result in significant costs for us
8.The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
9.Our operations are subject to water use and other regulatory licenses, which may impose significant compliance costs and operational constraints
10.Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a tailings storage facility ("TSF"), could adversely impact our financial condition,  our operational results and our reputation
11.We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate;
implementation of the financial provision regulations adopted in by the Minister of Environmental Affairs in
November 2015, as they have subsequently been amended "Financial Regulations, 2015" may require us to include provision in our financial statements for rehabilitation
12.Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Risks Related to Our Corporate and Financing Structure and Strategy
1.Our inability to maintain effective disclosure controls and procedures, and an effective system of internal control over financial reporting may have an adverse effect on investors’ confidence in the reliability of our financial statements and other disclosures
2.We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture projects
3.Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our balance sheet, resulting in impairments
4.Our ability to service our debt will depend on our future financial performance and other factors

5.We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets without compensation
6.Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
7.As we have a significant number of shares that may be issued in terms of the employee share schemes, our ordinary shares are subject to dilution
8.The continued status of South Africa’s credit rating as non-investment grade, as well as the grey-listing of
South Africa by the Financial Action Task Force ("FATF"), may have an adverse effect on our ability to secure financing on favourable terms.
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
1.Failures of our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
2.Breaches in cybersecurity may adversely impact or disrupt our business.
3.Failure to comply with laws, regulations, codes and standards, policies and procedures or contractual obligations may lead to fines and penalties, loss of licenses or permits, may negatively affect our financial results, and adversely affect our reputation
4.Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof
5.US securities laws do not require us to disclose as much information to investors as a US company is required to disclose, and investors may receive less information about us than they might otherwise receive from a comparable US company

Risks Related to Our Industry
We are exposed to the impact of any significant decreases in the commodity prices on our production
As a rule, we sell our gold and silver at the prevailing market price. In order to manage commodity price risk, we maintain a commodity hedging program for a portion of our future production. Our remaining unhedged future production is not protected against decreases. If the gold or silver price should decrease significantly, our revenues may be materially adversely affected, which could in turn, materially adversely affect our operating results and financial condition.
The impact from, and measures taken to address infectious and communicable diseases, such as
HIV/AIDS, malaria and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition
Many of our employees and contractors work in close proximity to each other in underground and surface mines, and live in close quarters in accommodation provided or supported by us. This renders them particularly vulnerable to the spread of communicable diseases.
In South Africa, the prevalence of HIV in Harmony remains high due to historical migrant labour repercussions, as well as other factors. A high proportion of affected employees have been identified and placed in treatment, however, the status of a significant population remains unknown - potentially posing labour availability and cash flow uncertainty. Furthermore, tuberculosis ("TB") in Harmony (and in the gold-mining industry generally) remains high despite the progress made by
Harmony's management program. Although there is a declining trend in the TB incident rate, it remains a factor and is still subject to close monitoring as it is influenced by HIV and the exposure to silica dust.
In the Independent State of Papua New Guinea (“PNG”), communicable diseases similarly remain a threat.
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
The nature of our mining operations presents safety risks
Mining, and particularly the conduct of activities underground, is an inherently risky activity, presenting potential health, safety, industrial, environmental and other risks for our operations, employees and communities within which we operate. These and other risks identified elsewhere in this annual report also could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on our results of operations and financial condition. See Item 4: “Information on the Company - Business Overview - Regulation -
Health and Safety - South Africa”, "Business Overview - Regulation - Health and Safety - Australia” and "Business Overview -
Regulation - Health and Safety - PNG”. Also see “Integrated Annual Report for the 20-F 2025 – Social stewardship – Safety transformation towards zero harm" on pages 129 to 140 and “Social stewardship – Holistic health and wellness“ on pages 141 to 153.
Mining companies face strong competition and industry consolidation
The mining industry is competitive in all of its phases. We compete with other mining companies and individuals for specialised equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than us. Competition may increase our cost of acquiring suitable claims, properties and assets, which could have a material adverse effect on our financial condition.
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
In June 2022, the Minister of Mineral Resources and Energy ("Minister") released a draft Mine Health and Safety
Amendment Bill 2022 (the "MHSA Amendment Bill") for public comment which closed 29 July 2022. In October 2024, the
Minister published an explanatory summary of an updated amendment bill ("MHSA Amendment Bill, 2024") was gazetted 14
October 2024. However, the MHSA Amendment Bill, 2024 has not yet been tabled in Parliament.  In terms of the MHSA
Amendment Bill certain provisions of the MHSA will be amended. The MHSA Amendment Bill contained a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill provided for (among other things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly chief executive officers (“CEOs”)), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programs. The MHSA Amendment Bill also introduced a new offence of corporate manslaughter, being that the employer will contravene or fail to comply with the MHSA if it fails to comply with a duty in terms of the MHSA and if such conduct resulted in a person’s death or in serious injury or illness of a person. The effect of the provisions in the  MHSA
Amendment Bill are of that the defences on which the employer may rely to escape liability, are limited.
See Item 4: “Information on the Company - Business Overview - Regulation - Health and Safety - South Africa”
Australia
In the State of Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the Mining and Quarrying Safety and Health Act 1999 (Qld) (the "MQSH
Act") and the Mining and Quarrying Safety and Health Regulation 2017 (the "MQSH Regulations"). The MQSH Act and the
MQSH Regulations contain provisions that place certain obligations on Harmony to protect the safety and health of persons at mines and persons who may be affected by its operations.  The MQSH Act was amended by the Resources Safety and Health
Legislation Amendment Act 2024 (Qld) ("RSHLA Act"), with key amendments expanding safety obligations for mine operators including the requirement to implement critical controls within safety and health management systems.
Resources Safety and Health Queensland (“RSHQ”) is the independent regulator responsible for administering, monitoring and enforcing compliance with the MQSH Act in Queensland. Responsibility for prosecution of “serious offences” under the
MQSH Act fall with the independent Office of the Work Health and Safety Prosecutor of Queensland (the "WHS Prosecutor").  A
“serious offence” is committed where a person who has a safety and health obligation breaches it in circumstances where the breach:
•causes death, or grievous bodily harm, or bodily harm;
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
The mining regime in PNG, including the PNG Mining (Safety) Act and related Regulations, is currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the
PNG Ministry of Mining’s Department of Mineral Policy and Geohazards Management (“DMPGM”) released a draft Mine and
Works (Safety and Health) Bill 2021 (the "MWSH Bill") and has subsequently proposed various other amendments to the PNG
Mining (Safety) Act, however has not enacted the MWSH Bill or other amendments.
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

Depending on the particular circumstances, litigation (criminal and/or civil) may be instituted against an employer in respect of an accident or incident which has resulted in the injury, death or occupational disease contracted by an employee (or contractor employee). In some of the jurisdictions in which we operate, the regulatory authority is also empowered to issue closure notices for the operation or parts thereof, following the threat of potential occurrence of an injury or death. In the past, certain of our operations have also been temporarily suspended for safety reasons. Such closure notices or suspensions, if of sufficient magnitude, could have a material adverse effect on our business, operating results or financial condition.
Any further changes to the health and safety laws and regulations in the jurisdictions in which we operate which increase the burden of compliance on us and impose higher penalties for non-compliance may result in us incurring further significant costs, which could have a material adverse effect on our business, operating results and financial condition. In addition, our reputation could be damaged by any significant governmental investigation or enforcement of health and safety laws, regulations, codes or standards, which could also have a material adverse effect on our business, operating results and financial condition.
Since our labour force has substantial trade union participation in South Africa, we face the risk of disruption from labour disputes and other industrial action resulting in loss of production and increased labour costs impacting negatively on production and financial results
South Africa
In South Africa, our labour force has substantial trade union participation. There are periods when various stakeholders are unable to resolve disputes through resolution processes. Dispute resolution processes are governed by legislative regulations.
Due to the high level of unionisation and union membership, which is about 95% among our employees, there is always  risks of production stoppages for indefinite periods due to strike action, especially in the form of wildcat strike action. Preemptive issue identification and preemptive dialogue, together with existing early warning systems enhances the ability to timeously intervene.
Inter-union rivalry also contribute to  the risk of labour relations instability. In addition, in South Africa, a variety of legacy issues such as housing, migrant labour, education, poor service delivery and youth unemployment can lead to communities and unions working together to create instability in and around mining operations.
On 4 April 2024, Harmony announced the acceptance of a five-year wage agreement by the unions, effective from 1 July
2024. However, we are not able to predict whether we will experience significant labour disputes in the future, nor what the financial impact of any such disputes may be. Any labour unrest and disruptions caused by labour disputes could have a material adverse effect on our results of operations and financial condition.  See Item 4: “Information on the Company –
Business Overview – Regulation – Labour Relations”, “Integrated Annual Report for the 20-F 2025 – Social stewardship – An engaged workforce” on pages 154 to 165.
South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See “Integrated Annual Report for the 20-F 2025 – Harmony – Material matters” on pages 35 to
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
Australia
In Queensland, there are a number of well-established mining unions, particularly in the coal and energy sectors.  At present, our Australian workforce is not unionised. However, as the Eva Copper Project moves into the development and operational phases, there is a risk that unionisation may occur and participation could be significant; moreover, unions could initiate enterprise bargaining under the Fair Work Act 2009 (Cth), which is a formal process in which an employer and a group of employees (usually represented by unions) negotiate a legally-binding enterprise agreement.
Increased unionisation may give rise to increased costs or labour disruptions, which could have a material adverse effect on our results of operations and financial condition.
Papua New Guinea
In PNG, the workforce in our mining operations is not unionised, and attempts to unionise have had little employee support to date, however, as the labour environment in PNG continues to evolve, there is a risk that unionisation may occur.
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
and financial condition.

Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including breaches in our obligations in respect of such mining rights
Our operations in South Africa, Australia and PNG are subject to legislation regulating mineral rights. Certain of the
Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of those stakeholders may therefore have an impact on our ability to develop or operate our mining interests.
South Africa
In South Africa, we are governed by the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”). See
Item 4: “Information on the Company - Business Overview - Regulation - Mineral Rights - South Africa - MPRDA” for a
description of the principal objectives set out in the MPRDA.
On 11 July 2024, during the Department of Mineral and Petroleum Resources ("DMPR'') 2024/25 Budget announcement following South Africa's general elections, the Minister announced that the DMPR would split into two separate ministries: the
Department of Mineral and Petroleum Resources and the Department of Electricity and Energy, which split has been subsequently implemented. In addition, the Minister indicated that the DMPR was in the process of drafting amendments to the
MPRDA to address certain perceived deficiencies and to bring the legislation in line with international best practice.
The South African Government published the Mineral Resources Development Bill of 2025 and subsequent correction (the
“MPRD Bill”) for public comment on 20 May 2025 and 9 June 2024, respectively. It invited interested and affected parties to submit their comments on the Bill on or before 13 August 2025.
Among other things, the MPRD Bill, if promulgated, would achieve the following:
•    Black Economic Empowerment
The MPRD Bill proposes regulate Black Economic Empowerment in terms of Regulations to be published pursuant to the
MPRD Bill. It is unclear what requirements will be contained in these Regulations and the extent to which they will be based on or replace Mining Charter III.
•    Ownership of tailings created before 1 May 2004
Historic tailings are not regulated in terms of the MPRDA; however, the MPRD Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African government gaining custodianship of historic tailings. The current owners of these historic tailings will be afforded an opportunity to apply for amendments to existing rights or new rights over the historic tailings within two years of Bill being introduced as law.
•    Transfers of interests in companies
The MPRD Bill proposes amendments which are unclear but could suggest that a transfer of any interest in an unlisted company, where such company holds a prospecting right or mining right, requires the prior consent of the Minister.
•    Mineral beneficiation
The MPRD Bill seeks to make it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.
•    Strategic Minerals
The Minister may, in consultation with other relevant Ministers, declare certain minerals or a class of minerals as being
"strategic" to advancing Government imperatives and accordingly restrict their prospecting or mining. The MPRD Bill does not elaborate on what minerals could be declared strategic.
•    Penalties
The MPRD Bill proposes to introduce fines of up to 10% of the offender's annual turnover in the Republic and exports from the Republic during the preceding financial year, for contraventions of the MPRDA.
•    Issue of a closure certificate
The MPRD Bill envisages that a rights holder will remain liable for any latent or residual environmental and associated damage caused by prospecting and mining operations, even after (and notwithstanding) the issue of a closure certificate by the
Minister. This means that a rights holder will no longer be indemnified from liability after the issue of a closure certificate.
The definition of “This Act” will be amended to elevate status of the the Codes of Good Practice for the South African
Minerals Industry (“Codes of Good Practice”) and the Housing and Living Conditions Standards for the Minerals Industry (“Living
Standards”), from policy documents to law.
There is a large degree of uncertainty regarding the changes that will be brought about in the event that the MPRD Bill is made law in its current form.

Regulations under the MPRDA
On 27 March 2020 the Minister published for implementation amendments to the regulations promulgated pursuant to the
MPRDA in 2004 (the “MPRDA Regulations” and as amended the “Amended Regulations”). The Amended Regulations include the following notable changes:
•Mining right applicants must “meaningfully consult” with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the Environmental Impact Assessment Regulations, 2014 (the “EIA
Regulations”). The office of the Regional Manager is permitted to participate as an observer in these processes.
•Mining right holders must, pursuant to their social and labour plans (“SLPs”), contribute to the socio-economic development in the areas in which they operate and labour sending areas (i.e. a local municipality which a majority of mine workers consider to be their primary residence). This requirement may impose obligations on mining right holder to effect measures in communities that are located far away from the mine and/or could give rise to some social issues.
•Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those sections dealing with mine closure have been retained but have been amended to state that mine closure must be regulated pursuant to the National Environmental Management Act, 107 of 1998 (“NEMA”), the EIA Regulations and the
Financial Provision Regulations, 2015. As discussed in Item 4: “Information on the Company – Business Overview –
Regulation - Laws and Regulations Pertaining to Environmental Protection – South Africa” it is anticipated that the
Financial Provision Regulations, 2015 will be replaced by revised regulations following further engagement with the mining industry.
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
The Mining Charter
On 27 September 2018, the Minister published the Broad-Based Socio-Economic Empowerment Charter for the Mining
and Minerals Industry, 2018 (“Mining Charter III”), on which date it also became effective, as amended by the notice published in the Government Gazette on 19 December 2018 and read with the Implementation Guidelines for the Broad Based Socio-
Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Implementation Guidelines”) published on the same date. It replaces, in their entirety, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original
Charter") and the amended Charter gazetted in September 2010 (the “Amended Charter”).
Mining Charter III imposes obligations and increased participation by historically disadvantaged persons ("HDPs") in relation to a mining company’s ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements.
While the ownership requirement for HDPs in relation to existing mining rights has not increased (provided that we met the
26.0% requirement under the Amended Charter), we may be required to comply with new HDP ownership requirements in relation to any renewals, consolidations and transfers of our existing rights and any applications for new mining rights. The increased HDP requirements in relation to employment equity, procurement of goods and services and enterprise and supplier development may result in additional costs being incurred by us, which could have a material adverse effect on our results of operations and financial condition.
While Mining Charter III was effective from 27 September 2018, many of its provisions are vague and untested despite the publication of the Implementation Guidelines. See Item 4: “Information on the Company - Business Overview - Regulation -
Mineral Rights - South Africa - Mining Charter”.
On 26 March 2019, the Minerals Council South Africa (“MCSA”) filed an application for the judicial review and setting aside of certain clauses of Mining Charter III. The MCSA had engaged in ongoing attempts to reach a compromise with the Minister on certain provisions that are problematic for the industry, and which would be detrimental to its sustainability.
The MCSA’s judicial review application was heard before a full bench of judges in May 2021. Judgment was handed down on 21 September 2021 (the "2021 Judgement") setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMPR informed the National Assembly's
Portfolio Committee on Mineral Resources and Energy that it did not intend to appeal the outcome of the 2021 Judgement, but instead would consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
We cannot guarantee that we will meet all the targets set out by Mining Charter III. Should we breach any obligations in complying with the MPRDA or Mining Charter III, our existing mining rights in South Africa could be suspended or cancelled by the Minister in accordance with the provisions of the MPRDA. It may also influence our ability to obtain any new mining rights.
Any such suspension or cancellation could have a material adverse effect on our results of operations and financial condition.
Australia
In Australia, mining is regulated by the laws of the State in which the deposit is situated. Presently, our only mining activity in Australia is the Eva Copper Project, located in the State of Queensland. Mining in Queensland is regulated by the Mineral
Resources Act 1989 (Qld) (the "Queensland MRA"), the Mineral and Energy Resources (Common Provisions) Act 2014 as
amended by the Mineral and Energy Resources and Other Legislation Amendment Act 2024 (Qld), the MQSH Act, and the
regulations, practice manual, operational policies and guidelines thereunder. See Item 4: “Information on the Company -
Business Overview - Regulation - Mineral Rights - Australia”.

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
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG
Government agencies and various draft revisions of the PNG mining legislation have been circulated for comment. In addition to the review of applicable legislation, PNG mineral policy and mining-specific sector policies are also being reviewed and drafted, including a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy, a national content policy, and a mine closure policy and mining project rehabilitation and closure guideline.See Item 4:
"Information on the Company – Business Overview – Regulation - Mineral Rights - Papua New Guinea".
Certain of the proposed revisions, such as increased royalties and equity participation by the PNG Government or the introduction of a production-sharing regime, if adopted and applied to our operations and projects in PNG could have a material adverse effect on our business, operating results and financial condition.
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
Our financial flexibility could be constrained by the Exchange Control Regulations of the countries in which we operate
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South
African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of
Lesotho and Eswatini, known collectively as the Common Monetary Area (“CMA”)) are subject to exchange controls enforced by South African Reserve Bank ("SARB"). South African companies remain subject to restrictions on their ability to deploy capital outside of South Africa. These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South Africa, deploy capital for international acquisitions or projects, and repatriate earnings, and could therefore have a material adverse effect on our business, operating results and financial condition.
Our operations in PNG (including the export of gold and the operation of approved offshore foreign currency accounts) are subject to the foreign exchange control and other directives of the Bank of Papua New Guinea. PNG is presently subject to severe shortages of foreign currency. The withdrawal of existing approvals or the imposition of restrictions could potentially hinder our financial and strategic flexibility, limit our ability to make offshore payments, and could have a material adverse effect
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
Flooding and potential decant in the future resulting from a failure in pumping and water-related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and could have an adverse impact on our results of operations and financial condition. Although studies indicate that we do not currently have a decant risk at our
Doornkop and Kusasalethu operations, due to the interconnectivity, any long-term water management solution would require a regional strategy co-created with neighbouring and inter-connected mines. Although we have installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks. There is also a flooding risk at  the Mponeng mine, requiring the continuous pumping arrangement with Covalent Water Company (Pty) Limited (a wholly-owned subsidiary) to stay in place.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and possibly thereafter under the NEMA. The occurrence of any of the risks discussed above could have an adverse effect on our operating results and financial condition. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and Regulations Pertaining to Environmental Protection – South
Africa – NEMA”. See also “– We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition” below.
Infrastructure constraints and ageing infrastructure could adversely affect our operations
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the Company’s business operations and affect capital and operating costs. The infrastructure and services are often provided by third parties whose operational activities are outside the control of the Company.
Interference to the maintenance or provision of infrastructure, including by extreme weather conditions, scarcity of equipment, sabotage or social unrest, could impede our ability to deliver products on time and adversely affect our business results of operations and financial condition.
Once a shaft or a processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. This applies also to terrestrial tailings and waste storage facilities. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planning. Although we have implemented a comprehensive maintenance strategy, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on our operating results and financial condition.
Disruptions to electricity supply and rising power costs: Impact on operations and financial results
South Africa
South Africa's mining sector, including our operations, is heavily dependent on electricity supplied by Eskom Holdings SOC
Limited ("Eskom"), the state-owned utility that primarily relies on fossil fuels. Over the past decade, Eskom has faced significant challenges. Harmony’s operations in South Africa remain exposed to risks associated with electricity supply instability and escalating power costs. Systemic risks persist due to Eskom’s ageing infrastructure, financial constraints, and limited capacity for sustained maintenance and upgrades - posing ongoing threats to electricity reliability.
Unstable power supply can damage equipment, disrupt production, and reduce recovery rates. Rising electricity costs continue to erode free cash flow margins, potentially impacting mine life, project viability, and overall financial performance.
Given these factors, the risk of power supply disruptions remains a concern for Harmony’s South African operations and may have an adverse effect on our operational results.

Papua New Guinea
In PNG, our Hidden Valley mine relies on power from the state utility, PNG Power Limited ("PNG Power"). The amount of power imported from PNG Power has had a marginal increase over the last three years, with about 67% of the mine's daily power demand met by PNG Power, and  the remaining 33% self-generated using the mine’s diesel power station.
Risks associated with self-generation include exposure to diesel price increases, danger to road users and pedestrians in the transport of fuel to the site, and potentially higher associated greenhouse gas emissions.
See Item 5: “Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results -
Electricity in South Africa.” and “Integrated Annual Report for the 20-F 2025 – Environment stewardship – Climate and energy management” on pages 98 to 104.
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
South Africa
In South Africa, artisanal and illegal miners are active on, or adjacent to, several of our properties, but were mostly active on the surface during fiscal 2025. Artisanal and illegal miners at times may lead to interference with our operations and results in conflict that presents a security threat to property and human life. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanal-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.
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
Illegal and artisanal mining (which may be by employees or third parties) is associated with a number of negative impacts, including environmental degradation and human rights abuse, such as forced labour, human trafficking, child labour, corruption, money laundering and other violent crimes in the communities and at the mines. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate, due to rapid population growth and the lack of functioning structures, which can create a complex, unstable social environment. The disbandment of specialised South African
Police Service ("SAPS") units has also left a huge gap in the apprehension of high-ranking criminals in the illicit gold trade.
Without the assistance of these services, combating illegal and artisanal mining is extremely difficult and poses significant risks to Harmony including reputational risks, litigation, production losses resulting from stoppages and areas becoming unsafe as the miners encroach on active mining sites as well as increased costs to mitigate these risks.
Papua New Guinea
Illegal and artisanal mining poses challenges to various mines in PNG.The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. In addition, illegal mining could lead to an increase in the level of organisation and funding of criminal activity around some of our operations. Criminal activities such as trespassing, illegal and artisanal mining, and related sabotage, theft and vandalism could lead to damage to, and disruptions at, our operations.
Rising gold and copper prices may result in an increase in gold and copper thefts; moreover, incidences of illegal mining may escalate as a result of social and economic conditions. The occurrence of any of these events could have a material adverse effect on our financial condition on results of our operations.
Actual and potential shortages of production inputs and supply chain disruptions may affect our operational results
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tires, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages, long lead times to deliver and supply chain disruptions, which could result in production delays and production shortfalls. We expect cost increases and longer lead time to continue in fiscal 2026 across our operations, including as a result of factors such as the price of oil, inflationary increases and labour costs.  See “— Rising inflation, and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
Shortages can be attributed to geopolitical uncertainty, including the potential impact of global trade policy shifts. In South
Africa, the consequences of intermittent power outages and unplanned breakdowns have resulted in rising input costs and longer lead times. The steel and chemical industry has experienced periodic labour actions related to wage negotiations, affecting major local steelmakers and retailers, and creating supply constraints. These shortages has had an affect on numerous engineering companies within our extensive supply chain network, regardless of their size.
Despite the Red Sea maritime disruptions that impacted our supply chain during fiscal 2024 having largely stabilised by mid-year, the freight rates remain elevated compared to pre-disruption levels. Current geopolitical tensions in the Middle East continue to pose risks of renewed disruptions. The port congestion at South African facilities, particularly Durban, has affected the clearance time of imported items and continues to create supply chain bottlenecks.

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
Consequently, our insurance coverage might not protect against certain claims related to environmental or industrial accidents, pollution, public health emergencies, data protection and cybersecurity breaches, and other events that could disrupt our operations, such as the National Grid Collapse. These factors could materially and adversely affect our financial and operating results.
We compete with mining and other companies for key human resources with critical skills and our inability to retain key personnel could have an adverse effect on our business
The risk of losing senior management or being unable to hire and retain sufficient technically skilled employees or sufficient representation by HDPs in management positions, or sufficient gender diversity in management positions or at Board level, may materially impact on our ability to achieve our objectives.  We compete with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating our business. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. Furthermore, the often remote locations of mining operations may make the mining industry unattractive to potential employees.
In addition to this, the regions we operate in also have specific requirements which could affect our recruitment and retention processes. In South Africa, the need to recruit, develop and retain skilled employees is particularly critical with HDPs and women in mining in South Africa. In August 2024, the PNG Department of Commerce and Industry launched "The Papua
New Guinea National Content Policy for Resource Sectors 2023". Although it is presently uncertain the extent to which, and how, the policy will be applied to our current operations and projects in PNG, if the localisation of the workforce policy provisions are introduced, we believe that they would severely restrict the utilisation of offshore-based “fly-in, fly-out” expatriate employees, and potentially also result in a tightening of legislation around the granting of work permits and visas to foreign skilled employees. This would, in turn, adversely affect our ability in PNG to engage and retain appropriately skilled human resources, and could necessitate the application of additional resources to the construction or provision of housing for residential employees and the recruiting and training of local landholders and landholder businesses, all of which may have an adverse effect on our business, operating results and financial condition.
There can be no assurance that we will attract and retain skilled and experienced employees. Should we lose any of our key personnel, our business may be harmed and our operational results and financial condition could be adversely affected. See
Item 4: “Information on the Company – Business Overview – Regulation – Labour Relations” and “Integrated Annual Report for
the 20-F 2025 – Social stewardship – An engaged workforce” on pages 154 to 165.
The use of contractors at certain operations may expose us to delays or suspensions in mining activities and increases in mining costs
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
In PNG, although it is presently uncertain the extent to which, and how, the PNG Department of Commerce and Industry’s
“Papua New Guinea National Content Policy for Resource Sectors 2023" will be applied to our current operations and projects in
PNG, if these provisions are introduced, we believe they will prescribe increased levels of participation by locally-owned businesses in the provision of goods and services, which could adversely affect our ability in PNG to manage the costs of goods and services to our operations, which would, in turn, have an adverse effect on our business, operating results and financial condition.
We are dependent on a number of highly-integrated communication and IT systems, any major disruption to which could have an adverse effect on our operations and financial results
We utilise and rely on various internal and external IT systems to support our business activities. Significant damage or interruption of our IT systems, whether due to accidents, human error, natural events or malicious acts, may lead to disruptions to our business operations and/or essential data being irretrievably lost, exposed or damaged, thereby adversely affecting our business, operating results and financial condition.
Estimations of our reserves are based on a number of assumptions, at a specific point in time, including mining and recovery factors, future cash costs of production, exchange rates, and the relevant commodity prices; as a result, metals produced in future may differ from current estimates
The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of metals in our deposits and stockpiles. They represent the amount of metals that we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our mineral reserves are estimated based on a number of factors, which have been stated in accordance with the
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition
(“SAMREC, 2016”). For the purposes of this Harmony 2025 Form 20-F, our Mineral Resources and Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K. Calculations of our mineral reserves are based on estimates of:
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
Since these mineral reserves are estimates based on assumptions related to factors detailed above at a specific point in time, should there be changes to any of these assumptions, we may in future need to revise these estimates. In particular, if our cash operating and production costs increase or the gold price decreases, recovering a portion of our mineral reserves may become uneconomical. This will lead, in turn, to a reduction in estimated reserves. Any reduction in our mineral reserves estimate could materially adversely affect our business, operating results and financial condition.
Our operations have limited proved and probable reserves; exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks
Our operations have limited proved and probable reserves, and exploration and discovery of new resources and reserves are necessary to maintain current gold production levels at these operations. Exploration for gold, other precious metals and copper is speculative in nature, may be unsuccessful and involves risks including those related to:
•locating orebodies;
•geological nature of the orebodies;
•identifying the metallurgical properties of orebodies;
•estimating the economic feasibility of mining orebodies;
•developing appropriate metallurgical processes;
•obtaining necessary governmental permits; and
•constructing mining and processing facilities at any site chosen for mining.
Our exploration efforts might not result in the discovery of mineralisation, and any mineralisation discovered might not result in an increase in resources or proved and probable reserves. To access additional resources and reserves, we will need to complete development projects successfully, including extensions to existing mines and, possibly, establishing new mines.

Development projects would also be required to access any new mineralisation discovered by exploration activities around the world. We typically use feasibility studies to determine whether to undertake significant development projects. These studies often require substantial expenditure. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
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
South Africa
We are subject to numerous claims, including class actions or similar group claims relating to silicosis and other occupational health diseases, and could be subject to similar claims in the future. A settlement in the silicosis class action claims has been reached and a provision for silicosis has been made. A provision of R262 million has been recognised at 30 June
2025, for our potential cost to settle the silicosis and TB class actions that have been instituted against us in South Africa.
Significant judgment was applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure and the final costs may differ from current cost estimates. Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. There can be no assurance that the ultimate resolution of this matter will not result in losses in excess of the recorded provision and the ultimate settlement may have a material adverse effect on our financial position. For further information, see Item 8: “Financial
Information – Consolidated Statements and Other Financial Information – Legal Proceedings” and “Integrated Annual Report for
the 20-F 2025 – Social stewardship – Holistic health and wellness” on pages 141 to 153 for further information. See note 25
“Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other occupational health diseases will be filed against us in the future. We will defend all and any subsequent claims as filed on their merits. Should we be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on our financial position, which could be material.
Papua New Guinea
In PNG, it is proposed to utilise deep sea tailings placement (“DSTP”) as the tailings management method for the Wafi-
Golpu Project, which method is authorised under the environment permit issued for the project. However, the grant of the permit is currently the subject of two judicial review proceedings against the State of PNG, the first of which was instituted in March
2021 by a previous Governor of the Morobe Province in PNG who was opposed to DSTP and the second of which was instituted in December 2022 by Huon Gulf coastal villagers represented by the Centre for Environmental Law and Community Rights Inc.
("CELCOR").
With regard to the proceedings instituted in March 2021, the Governor who succeeded the instituting Governor in
September 2022 was not opposed to DSTP and stated publicly his intention to withdraw the proceedings instituted by his predecessor. As at 30 June 2025, he had not yet done so. The Governor passed away in September 2025 and, to the time of filing of this report, the proceedings have not been withdrawn. With regard to the proceedings instituted in December 2022, the matter went to substantive hearing on 12 June 2025 and, as at 27 October 2025, a ruling has not been made.
In addition to the judicial reviews, Harmony Gold (Australia) Pty Ltd ("HGA") and Newcrest Mining Limited (“Newcrest”), a
subsidiary of Newmont Corporation (“Newmont”), have been the subject of an Organisation for Economic Co-operation and
Development ("OECD") complaint lodged in November 2022 by Huon Gulf coastal villagers represented by CELCOR alleging the breach (particularly regarding the plans to utilise DSTP) of various human rights and environmental requirements set out in the Guidelines for Multinational Enterprises 2011 published by the OECD.

Irrespective of the outcome of the CELCOR judicial review, it is possible that a class action or individual claim relating to
DSTP may be filed against us in the future, which (if successful) could have a material adverse impact on the Wafi-Golpu
Project.
Should we be unable to resolve disputes favourably or to enforce our rights, this may have a material adverse impact on our financial performance, cash flow and results of operations.
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
•availability and cost of skilled labour, power, water, fuel, mining equipment and other materials;
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
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other alliance arrangements with third parties and make acquisitions of primarily gold and copper producing companies or assets. See “– Risks Related to Our Corporate and Financing Structure and Strategy – We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations, we may not have full management control over future joint venture projects”.
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
Certain of our operations are dependent on trackless mobile machinery (“TMM”), which exposes us to interruptions, delays, and increased operational risk
Specific operations face elevated risks associated with the reliability and availability of TMM, which is critical to mechanised mining and project execution. Adverse underground conditions, supply chain constraints, and skills shortages contribute to equipment downtime and operational inefficiencies. These challenges pose potential threats to production continuity, cost control, and the timely delivery of capital projects.
Our recent appointment of a new independent registered public accounting firm could result in additional costs, which could adversely impact our business.
We recently appointed Ernst & Young Inc. ("EY") as our independent registered public accounting firm, replacing
PricewaterhouseCoopers Inc. ("PwC"). The transition to a new auditor involves inherent risks and costs, including transition and onboarding costs in the form of additional audit fees and management time required during the initial phase. Due to the complexity of our environment, this could take several years, as the new auditor establishes an understanding of our operations, systems, and accounting processes. While we do not anticipate that the auditor transition will result in changes to our previously reported financial results, the transition process may temporarily increase costs and resource demands on our teams involved in the external audit.

Risks Related to ESG
We may fail to meet ESG performance expectations and targets, which could result in reputational damage, loss of stakeholder confidence, and material adverse effects on our business and access to capital
Harmony operates in an environment of increasing scrutiny regarding ESG performance from multiple stakeholder groups, including investors, lenders, local communities, regulatory authorities, non-governmental organisations ("NGOs"), and other parties. These stakeholders are increasingly focused on climate-related risks, governance practices, and the environmental and social impacts of mining operations and investments. Investment capital allocation decisions, lending decisions, and stakeholder engagement are increasingly driven by assessments of ESG performance, particularly regarding the safe operation of mines, mitigation of local environmental and community impacts, reduction of greenhouse gas emissions, ethical standards, workplace culture, human rights protections, regulatory compliance, and supply chain credibility.
Risks related to ESG performance expectations
Failure to meet internally or externally adopted ESG standards, or to satisfy stakeholder expectations regardless of legal obligation, could result in significant reputational damage, loss of social license to operate, litigation, and constrained access to capital from investors and lenders who may reallocate or decline to commit capital based on their assessment of our ESG practices. Additionally, certain financial institutions from whom we borrow may require compliance with internationally-
recognised environmental, health, safety and social standards and benchmarks, and deviation from such standards could adversely affect our existing financing arrangements and ability to secure future financing. Such requirements could impose substantial compliance costs on our operations.
Beyond local regulatory compliance, our operations are subject to increasingly stringent internationally-recognised standards and benchmarks, whether adopted by jurisdictions in which we operate or expected by stakeholders. For example, companies registered in OECD-member countries are subject to OECD complaint processes regarding alleged breaches of the
OECD Guidelines for Multinational Enterprises occurring anywhere in the world. In November 2022, HGA and Newcrest (in relation to their participation in the Wafi-Golpu Joint Venture) were the subject of an OECD Specific Instance complaint lodged with the OECD National Contact Point in Australia, alleging breaches regarding human rights and environmental requirements, particularly concerning plans to utilise DSTP. On 29 August 2025, the OECD Examiner published its report, finding that certain activities appeared not to align with the OECD Guidelines in some areas and making a number of recommendations. Although compliance with such recommendations is voluntary, adverse findings carry reputational risk and may signal to stakeholders and financiers areas requiring remediation.
Risks related to meeting ESG targets
Harmony has published quantitative targets and metrics relating to ESG aspects including greenhouse gas emissions, energy use, and water management, which are subject to regular public reporting and external scrutiny. Our ability to meet these targets is dependent on our own operational actions, the regulatory policy frameworks and actions of governments in countries where we operate, clear and timely regulatory guidance to support achievement of targets, and actions of participants in our value chain and the broader society. Unforeseen factors beyond our control, including changes in regulatory regimes, unavailability of requisite technologies, economic constraints, supply chain disruptions, or slower-than-anticipated societal transitions, could impede our progress toward these targets.
Failure to meet published ESG targets could result in material adverse effects on our business, operating results, and financial condition. Additionally, such failure could expose us to reputational damage, litigation risk from stakeholders, and loss of investor confidence, potentially affecting our share price and ability to access capital markets.
Compounding risks from political and social controversy
ESG practices, particularly regarding inclusion, diversity and equity ("ID&E"), have become increasingly subject to political controversy in the United States in recent years. Our policies and practices regarding ID&E and other ESG-related matters, including previously established goals and initiatives and any disclosures mandated by non-US laws, may expose us to legal and reputational risks, including anti-ESG and anti-ID&E-related orders, investigations, legislation, litigation, media scrutiny, boycotts, and negative publicity from investors, employees, customers, and other stakeholders.
Jurisdictional differences and evolving regulatory landscapes create conflicting expectations from various stakeholder groups—including governments, NGOs, investors, customers, employees, and other third parties. The Company may be unable to satisfy the divergent or conflicting expectations of all stakeholders regarding ESG matters, ID&E initiatives, and other ESG-
related aspects of our business, which could result in reputational damage and business disruption.
Cumulative impact
The cumulative effect of these interconnected ESG risks comprising of stakeholder expectations, regulatory developments, published targets, and political controversy could have a material adverse effect on our financial condition, operating results, share price, access to capital, social license to operate, stakeholder relationships, and overall business resilience. We may be required to implement increasingly stringent ESG practices and standards to meet evolving stakeholder expectations and regulatory requirements, with associated compliance costs, management attention, and operational complexity. Failure to effectively navigate these multifaceted ESG challenges could adversely impact our reputation, brand image, ability to attract and retain capital and talent, and long-term business sustainability.

Climate change may present physical and transition risks that could materially and adversely affect our operations, profitability, and long-term sustainability
Climate change is widely regarded as one of the most severe global threats, with environmental risks like extreme weather and climate action failure dominating global risk outlooks across all timeframes. Climate change presents both physical and transitional risks to our operations, supply chain, and long-term financial performance.
Physical climate risks are predicted to increase in frequency and intensity, posing growing threats to our mining operations and infrastructure. These risks include altered rainfall patterns and disruption to the water cycle, rising sea levels, water scarcity, higher temperatures, and more frequent extreme weather events such as fires, floods, droughts, and higher intensity storm events. Climate change intensifies floods and droughts by disrupting precipitation patterns, creating compound risks of both water scarcity and flooding damage. These events can damage critical infrastructure, disrupt mining, transport, mineral processing, and rehabilitation activities, strain energy and water resources, potentially halt production, and elevate health and safety risks with potential consequences for our workforce, nearby communities, and operational continuity.
Transition risks arise from evolving climate policies, carbon pricing mechanisms, regulatory requirements, and stakeholder expectations. These include potential carbon taxes, mandatory climate disclosure requirements, emissions reduction targets, and shifting market dynamics as governments and investors accelerate decarbonisation efforts. Such measures may result in increased compliance costs, capital expenditure requirements for emissions reduction technologies, changes to our operating licenses or permits, pressure to accelerate our decarbonisation pathway, and potential impacts on the competitiveness of carbon-intensive operations. Failure to adequately respond to these transition risks could affect our access to capital, stakeholder relations, regulatory standing, and social license to operate.
Together, these physical and transition risks could materially impact our operations, profitability, sustainability, and long-
term resilience. Our ability to manage these interconnected climate risks will be critical to maintaining operational continuity, meeting stakeholder expectations, and ensuring the sustainability of our business model in a carbon-constrained economy.
We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition
As a mining company, we are required to follow strict environmental regulations covering pollution prevention, water management, waste disposal, biodiversity conservation, occupational health and safety, management of toxic substances and mine closure. We expect compliance costs relating to environmental regulation to continue rising in South Africa, Australia and
PNG. In addition, stakeholders increasingly pressure us to improve energy efficiency, reduce our carbon footprint, use resources responsibly and be transparent about managing climate-related risks and opportunities.
South Africa
In South Africa, our operations are governed by the MPRDA, the NEMA and numerous other environmental laws and regulations that are regularly updated, amended and supplemented, imposing additional and changing obligations on mining companies. See Item 4: "Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to
Environmental Protection - South Africa" for detailed discussion of the regulatory framework.
Financial Provision and Rehabilitation Liabilities
Under South African law, mining right holders remain responsible for environmental liabilities, pollution, ecological degradation, water treatment and sustainable mine closure until the DMPR issues a closure certificate, and under NEMA this responsibility may continue indefinitely even after closure certification. We are required to annually assess environmental liabilities and provide financial security for rehabilitation, closure and post-decommissioning management.
The Financial Provision Regulations, 2015 impose significantly more stringent obligations than previous guidelines, including mandatory inclusion of preliminary costs, imposition of VAT at 15%, prohibition on withdrawal of trust funds for concurrent rehabilitation, and ceding of funds to the Minister for latent liabilities. While the compliance deadline for existing rights has been indefinitely delayed pending new regulations, the ultimate requirements remain uncertain. There are concerns about the ambiguity of current and proposed provisions, which may result in misinterpretation, mis-application and disputes with the
Department of Forestry, Fisheries and Environment (the "DFFE"), any of which could have a material adverse effect on our business, operating results and financial condition.
Under the National Environmental Management Laws Amendment Act, 2 of 2022 ("NEMLAA"), financial provision retained by the Minister must be transferred to government-controlled accounts. We will not control how these funds are used but will remain liable for environmental impacts. If anticipated liabilities do not materialize, there is no mechanism for recovering the funds, creating potential for permanent loss of capital.
Proposed amendments to the MPRDA and NEMA seek to bring pre-2004 processing residue stockpiles and deposits within the regulatory framework, which may require us to provide substantial additional financial provision for rehabilitation of these facilities. We may also face increased environmental costs if neighbouring mines fail to meet their water management obligations. The adoption of additional or more stringent requirements, particularly for hazardous waste management, groundwater protection and rehabilitation of closed mines, may result in material additional costs and liabilities.

Climate Change Legislation
The Climate Change Act 22 of 2024 (the "Climate Change Act") came into effect on 17 March 2025, though many key provisions remain deferred pending development of enabling regulations. The Climate Change Act confirms that sectoral emissions targets ("SETs") will be established for GHG emitting sectors and will become more stringent over time through five-
year review cycles. Large emitters will be allocated carbon budgets limiting permissible GHG emissions and must submit and implement GHG mitigation plans. Failure to comply with allocated carbon budgets will require remedial action and may result in penalties.
A particular concern is that government agencies must review and may amend existing administrative decisions—including environmental authorisations, atmospheric emissions licenses, and mining rights—to ensure climate change risks are considered and to give effect to the Climate Change Act's objectives. Before amending such approvals, authorities must provide notice and opportunity for representations, but the Climate Change Act provides grounds for material changes to existing operational approvals. Third parties such as NGOs may seek to compel these reviews. The proposed amendments to existing approvals may have material implications on our business and operations and may create significant investment uncertainty.
Permitting and Appeals Delays
The National Appeal Regulations, 2025 introduced a new category of complex appeals under NEMA and related environmental laws. The regulations allow appeal administrators to appoint advisory appeal panels without specifying timeframes, creating potential for appeals to remain unresolved for extended periods. These delays may hinder project timelines, prolong permitting uncertainty and increase operational and compliance risks, which could materially impact our ability to execute projects as planned, delay investment decisions and adversely affect our business, operating results and financial condition.
Tailings management
For discussion of TSF-specific environmental and safety regulations, see "— Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a TSF, could adversely impact our financial condition, our operational results and our reputation."
Australia
In Queensland, our Eva Copper Project operations are subject to the Environmental Protection Act 1994 (Qld) (the
"Queensland EP Act") and Environmental Protection Regulations 2019 governing Environmental Authorities ("EAs") for environmentally relevant activities ("ERAs"), the Commonwealth Environment Protection and Biodiversity Conservation Act
1999 ("EPBC Act") protecting matters of national environmental significance ("MNES"), and the National Greenhouse and
Energy Reporting Act 2007 ("NGER Act") establishing mandatory GHG and energy reporting frameworks. See Item 4:
"Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental
Protection – Australia" for detailed discussion of the regulatory framework.
The Eva Copper Project currently holds an EA and is pursuing further amendments expected to conclude in 2026. While self-assessments indicate the project is unlikely to significantly impact MNES under the EPBC Act, the risk of not having obtained Commonwealth approval cannot be entirely eliminated. Future project changes may require EPBC Act referrals, creating potential approval delays or conditions.
The NGER Act requires facilities exceeding specified thresholds to register and report annually on GHG emissions, energy production and consumption. Non-compliance risks include enforcement action by the Clean Energy Regulator, civil penalties, public enforcement notices, audit findings, regulator scrutiny and reputational damage from inaccurate or incomplete public reporting. The Safeguard Mechanism applies additional obligations to facilities with scope 1 emissions exceeding 100,000 tonnes of carbon dioxide equivalent ("CO2-e") annually, requiring emissions to remain within declining baselines consistent with
Australia's net zero trajectory (43% below 2005 levels by 2030, 62-70% by 2035, net zero by 2050). The Eva Copper Project's predicted emissions may trigger Safeguard Mechanism obligations, potentially requiring emission reduction measures or purchase of carbon credits.
Under the Queensland EP Act and the Mineral and Energy Resources (Financial Provisioning) Act 2018 (the "MERFP
Act"), we cannot conduct resource activities unless an Estimated Rehabilitation Cost ("ERC") decision is in effect and we have provided financial security through contributions to the scheme fund or sureties. Revised ERC applications must be prepared and approved before commencing further construction and mining activities, creating potential for delays or increased financial provision requirements as the project advances.
Sustainability-related disclosures and claims are subject to prohibitions against misleading and deceptive conduct under the Australian Corporations Act 2001 (Cth) ("Corporations Act") and the Australian Securities and Investments Commission Act
2001 (Cth). The Australian Securities and Investments Commission ("ASIC") expects sustainability claims to be factually accurate, based on reasonable grounds, supported by verifiable evidence, and reflective of actual practices. Misleading claims may expose us and our officers to enforcement action, reputational damage and stakeholder litigation. We are also subject to the Australian Sustainability Reporting Standards effective as of January 2025—see "— Compliance with emerging climate change regulations could result in significant costs for us - Australia."
Papua New Guinea
Our PNG operations are subject to the PNG Environment Act 2000 ("PNG Environment Act") and related regulations governing discharges and requiring Environment Permits ("EPs") for prescribed activities. An Environmental Impact Statement
("EIS") is required for activities likely to have significant adverse environmental impact, and the Environment Minister's approval in principle is required before the Conservation and Environment Protection Authority ("CEPA") may grant a Level 3 EP.

The Wafi-Golpu Project received its EP on 18 December 2020, including conditions relating to DSTP. Should we breach any obligations under our EP or the PNG Environment Act, our EP could be suspended or cancelled, or we could be subject to fines or other sanctions, which could have a material adverse effect on our results of operations and financial condition.
PNG is undertaking a comprehensive mining regime review that includes development of a Biodiversity Offsets Policy
(anticipating mandatory biodiversity offset payments) and a National Oceans Policy. These policy developments and potential legislative changes create uncertainty regarding future compliance requirements and costs. See Item 4: "Information on the
Company – Business Overview – Regulation – Laws and Regulations pertaining to Environmental Protection – Papua New
Guinea" for detailed discussion of the regulatory framework.
General
Compliance with existing or new environmental legislation, which increases the burden of compliance or the penalties for non-compliance, may cause us to incur significant costs. Failure to comply with environmental legislation and the conditions of our mining rights in any jurisdiction in which we operate may result in fines, penalties, reputational damage, loss of existing mining rights, or inability to acquire new rights to mine, each potentially having a material adverse effect on our business, operating results and financial condition.
The socio-economic landscape in the regions in which we operate may have an adverse effect on our operations and profits
We have operations in South Africa, Australia and PNG. As a result, changes to or instability in the social, economic or political environment in any of these countries or in countries proximate to them could affect an investment in us. Without limitation, political risks may include the following: political instability and terrorism; nationalisation and resource nationalism;
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
The African National Congress (“ANC”) has been the governing party in South Africa since 1994. After a national election in 2024, the ANC was unable to secure an outright majority for the first time and entered into a coalition government with various other national parties. This coalition government creates increased policy uncertainty and potential for political instability, which could adversely impact the socio-economic framework in South Africa and thus on our operating results and financial condition.
Changes in the political landscape may result in shifts in mining policy, taxation, labour regulation, or other legislative and regulatory frameworks affecting our operations.
In Papua New Guinea, the government of Prime Minister James Marape has advocated a policy of "Take Back PNG" since
2019, intended to increase the PNG Government’s share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects and promote direct involvement in mining and exploration by PNG
Government-owned enterprises. This policy has witnessed the presentation of various proposed revisions to the mining regime which (if introduced and applied to our operations and projects) would have a materially adverse impact.
In 2025, PNG experienced political volatility in the form of motions of no-confidence against the Prime Minister, however these leadership challenges failed and PNG parliamentary rules prescribe no further such motions are permissible until after the next election. Localised unrest and breakdowns of law and order, economic challenges and shortages of foreign currency are ongoing.
It is difficult to predict the future political, social and economic environment in these countries, or any other country in which we operate save to state that any social, economic or political changes or instability may directly impact Harmony, adversely affecting the general business environment and our business, results of operations and financial condition. For discussion of restrictions on movement of funds and capital deployment, see "— Our financial flexibility could be constrained by the Exchange
Control Regulations of the countries in which we operate".
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
•flooding or droughts;
•mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);
•processing plant fire and explosion;
•critical equipment failures;
•inability to access methane filled shafts for rehabilitation;

•accidents and loss-of-life incidents; and
•other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
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
Hazards associated with construction and operation of waste rock dumps and TSFs include:
•accidents associated with operating a waste dump and rock transportation;
•production disruptions caused by natural phenomena, such as floods and droughts and weather conditions, potentially exacerbated by climate change;
• dam, wall or slope failures; and
•contamination of ground or surface water.
We are at risk from any or all of these environmental and industrial hazards. In addition, the nature of our mining operations presents safety risks. Our operations are subject to health and safety regulations, which could impose additional costs and compliance requirements. We may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws. Any legislative changes relating to financial provision could add to the costs. The occurrence of any of these events could disrupt production, increase cash costs and, individually or in the aggregate, have a material adverse effect on our business, results of operations and our financial condition.
Mining companies are increasingly expected to provide benefits to affected communities; failure to comply with, and/or go beyond, our legal obligations could result in lawsuits, additional operational costs, investor divestment and impact our “social license to operate”, which could adversely impact our business, operating results and financial condition:
we are finding increasing expectations on our business to provide social investment beyond our legal obligations, especially as communities demand services and basic infrastructure from companies such as Harmony (where gaps in local government services are perceived or experienced)
As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large international companies such as our company, in particular, face increasing public scrutiny of their activities.
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
Australia
Mining in Australia is subject to the Native Title Act 1993 (Cth) (the “Native Title Act”). Any "future act" on land or waters that will affect native title rights and cultural heritage interests is subject to native title processes intended to protect such rights and interests through a right to negotiate enabling affected parties to reach agreement on the terms of consent concerning the proposed future acts, including monetary compensation, employment and training, contracting opportunities and cultural heritage. These arrangements are captured in Indigenous Land Use Agreements, which are then registered with the National
Native Title Tribunal. Changes to native title legislation, evolving interpretations of native title rights, or failure to maintain positive relationships with native title holders could result in challenges to our agreements, delays in obtaining necessary consents for future mining activities, increased costs, or restrictions on our ability to conduct operations.

Papua New Guinea
There is no native title or similar regime in place in PNG, however the majority of land is held under customary ownership.
We are required under the PNG Mining Act and PNG Environment Act to pay landholders compensation for any loss or damage sustained by them arising from our exploration or mining activities. In certain prescribed instances, the quantum of these payments is regulated, but otherwise is negotiated (with determination by a mine warden in the event of disagreement).
In addition, it is practice under the PNG mining regime for mining lease and special mining lease holders to enter into a negotiated Memorandum of Agreement (“MOA"), and also referred to as a Community Development Agreement ("CDA") with the PNG Government, the affected provincial and local level governments, the affected landholder(s) and other stakeholder organisations regarding the sharing of benefits derived from the mining operations. These shared benefits generally include a participation in royalties payable by the tenement holders to the PNG Government but may further extend to local infrastructure projects and other social performance objectives.
Disruptions to operations or delays in projects attributable to a lack of community support or community actions can translate directly into a loss of production and increase in operational costs, a decrease in the value of a project or an inability to bring a project to, or maintain, production. For example, our PNG operations have on occasion been disrupted by the blockading of access routes by landholders and occupants of the land the subject of such operations. These disruptions arise from a range of operational and non-operational grievances, including non-distribution by the PNG Government to local communities of mine-
derived royalties and other benefits, inter-community land ownership disputes, unhappiness with local or regional infrastructure or services delivery, and local business rivalries regarding the provision of goods and services to the operations.
The cost of implementing measures to support sustainable development could increase capital expenditure and operating costs and therefore adversely impact our reputation, business, operational results and financial condition.
See "Integrated Annual Report for the 20-F 2025 – Social stewardship – Empowering communities" on pages 166 to 173 and "Harmony – Stakeholder engagement” on pages 29 to 34.
Compliance with emerging climate change regulations could result in significant costs for us
Growing global recognition of the GHG emissions play in climate change has driven governments to introduce regulations requiring companies to disclose and reduce their emissions. Non-compliance increasingly carries financial penalties, carbon taxes, and reputational consequences. The introduction of IFRS S2 adds further complexity, requiring transparent reporting of material climate risks, opportunities, and Scope 1, 2, and 3 emissions, all of which may increase our compliance burden and operational costs.
Reporting GHG Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations require entities to register any operations that involve fuel combustion activities related to mining and quarrying that exceed a thermal capacity of 10MW, along with certain other listed activities. We must report GHG emissions and activity data annually for relevant operations by 31 March of each year in line with the Technical Guidelines for Monitoring, Reporting and Verification of Greenhouse Gas Emissions by
Industry ("Technical Guidelines") which align with the methodologies from the Intergovernmental Panel on Climate Change
(“IPCC”). These Technical Guidelines support the South African National Greenhouse Gas Regulations issued under National
Environmental Management: Air Quality Act, 39 of 2004 ("NEMAQA") and outline the reporting methodology specified in the Air
Quality Act.
In Papua New Guinea, there is currently no mandatory national GHG reporting framework.
In Australia, we are not currently required to report under the National Greenhouse and Energy Reporting (NGER)
Scheme, but future obligations are expected as our operations expand, particularly with the Eva Copper Project and the CSA mine that forms part of our acquisition of MAC Copper Limited ("MAC"). Once thresholds are met, annual reporting of GHG emissions and energy use will be required in line with the NGER Act and IPCC methodologies.
GHG Emissions Reductions
Our operations generate GHG emissions both directly (Scope 1), through on-site fuel combustion and industrial processes, and indirectly (Scope 2) through the consumption of electricity from external utilities. While Scope 2 emissions are classified as indirect, they remain within our operational control through decisions around energy sourcing, efficiency, and supplier engagement and consequently are still attributable to our operations. In contrast, Scope 3 emissions which arise from activities across our value chain such as transportation, procurement, and downstream processing are largely outside our direct control but still represent a significant portion of our total emissions footprint.
South Africa, Australia and PNG have ratified key international climate agreements, including the Paris Agreement, adopted at the UN Climate Conference in December 2015. Under this treaty, member countries must outline how and when they plan to reduce GHG emissions through nationally determined contributions ("NDC") tailored to their national circumstances:
•South Africa’s NDC aims for  GHG emissions to peak between 2020 and 2025, plateau from 2025 to 2035 and thereafter decline from 2036 onwards.
•South Africa’s published a draft updated NDC in 2025 which introduces a new range of 320–380 MtCO₂e. The draft supports a just transition to net zero CO₂ emissions by 2050, with plans for 36 GW of renewable energy by 2035, green industrialisation, and structural economic transformation.
•Australia has committed to reaching net zero emissions by 2050 and, in 2022,set a 2030 target to reduce emissions by
43% from 2005 levels. In September 2025, Australia announced a further target of 62-70% below 2005 levels by 2035.

•PNG’s GHG emissions have historically been minimal. However, its NDC contemplates that economic growth will increase fuel use. PNG plans to cut fossil fuel emissions in the electricity sector and transition to 100% renewable energy by 2030, subject to procuring necessary funding.
To achieve its commitments, the South African Government is implementing legislation aimed at achieving a lower carbon economy. These measures include the Carbon Tax Act, 15 of 2019 (the “Carbon Tax Act”) and the Climate Change Act.
In terms of the Carbon Tax Act, any entity conducting activities in South Africa that produce GHG emissions above defined thresholds is liable for carbon tax. The tax rate is currently R309 per tonne of GHG emissions generated by burning fossil fuels, unintentionally emitting GHGs during the extraction, processing, delivery and burning of fossil fuels for energy production, including from industrial plant and pipelines, and conducting manufacturing processes that chemically and physically transform materials.
Authorities determine taxable GHG emissions by multiplying the relevant GHG emission factor (set out in Schedule 1 of the
Carbon Tax Act) by the quantity of fuel combusted or raw material used or produced, expressed in tonnes of CO2-equivalent.
The statutory carbon tax rate increases annually in accordance with the annual tax rates published in the Taxation Laws
Amendment Act, 2022 to reach R462 in 2030.
The Climate Change Act, key provisions of which have yet to come into force, will impose “carbon budgets” on entities incertain high-emitting industries, such as mining. The carbon budgets are intended to operate as statutory limits for CO2 emissions. It is expected that the Carbon Tax Act will be aligned with the Climate Change Act, through higher rates of carbon tax in respect of emissions exceeding the applicable carbon budget. Moreover, it is unclear to what extent we will be able to make use of allowances that are currently embedded in the carbon tax framework under the Carbon Tax Act.
To reduce the significant tax burden calculated by multiplying total GHG by R308, the Carbon Tax Act currently allows for various “allowances” that can reduce the payable carbon tax by up to 95%.  These include:
• allowance for fossil fuel combustion;
•allowance for industrial process emissions;
•allowance in respect of fugitive emissions;
•a trade exposure allowance;
•a performance allowance;
•a carbon budget allowance; and
•an offset allowance.
These allowances will likely be reduced over time.
These allowances currently reduce the effective carbon tax rate to between R10 and R76 per tonne of GHG. Pursuant to section 19 of the Carbon Tax Act, the South African Minister of Finance ("Minister of Finance") must make regulations regarding: the sub sector GHG emissions intensity benchmark required in order to calculate the performance allowance, the manner in which the trade exposure allowance must be determined and carbon offsets which have all now been promulgated.
The South African National Treasury published amendments to the National Greenhouse Gas Emission Reporting Regulations
in May 2024, extending the eligibility of carbon of offset projects to 31 December 2025, to align with the Phase 1 carbon tax period extension and confirming that companies can continue to use carbon credits issued by these projects to reduce their carbon tax liability
We have provisionally estimated our carbon tax liability to 2030 and beyond. However, the full impact of the Carbon Tax Act remains uncertain. Internally, we have aligned our South African carbon price with the official tax rate. In the short term we may face pass-through costs from suppliers due to increased fuel prices.
Alongside the carbon tax, a carbon fuel levy was introduced under the Customs and Excise Act 91 of 1964 ("Customs and
Excise Tax"), as part of the national fuel levy regime. The carbon tax on liquid fuels is applied at the fuel source and is expected to raise fuel prices by R0.10/liter for petrol and R0.09/liter for diesel, which will increase our operational expenses.
Until 31 December 2025, the carbon tax will remain a relatively low cost. However, we expect the allowances to be reduced and the tax rates to increase thereafter. It is also anticipated that carbon taxes will apply to electricity generated from fossil fuels. The cost impact of carbon tax on electricity usage could range from R100m to R600m from 2026 to 2030.  Although these rates as well as the longer-term assumptions have been built into our business plans, with a 300% absolute increase in the price of carbon over the next five years, we believe it will put significant pressure on our business.
Electricity-related GHG emissions represent our largest emission source. Electricity accounts for approximately 15% of our cash costs in South Africa. While cost management is clearly a strategic issue for us, the delivery of a stable and reliable energy supply is even more critical due to its direct impact on both production and health and safety. Additional energy taxes and regulations (such as emission measurement and reduction, audit processes and human resource costs) will significantly affect our operations. We have initiated several renewable energy projects to supplement our energy supply needs and reduce our reliance on electricity supplied by Eskom which is predominantly generated by coal-fired power stations.
As stated above, it is anticipated that numerous regulations will be promulgated in terms of the Climate Change Act.
However, the broad scope and evolving nature of South Africa’s climate policy make it difficult to assess their full impact. Such regulatory initiatives and related costs could have a material adverse effect on the business, operating results and financial condition.

Climate Change legislation and policy
South Africa
As mentioned above, the Carbon Tax Act and Climate Change Act are the primary statutes regulating GHG emissions reduction and climate change resilience.
Certain jurisdictions (like the EU) plan to implement carbon border adjustment mechanisms ("CBAMs"), effectively import levies based on the embedded GHG emissions on goods imported into their territory. Currently, this does not apply to precious metals. However, these carbon border taxes could be extended to other products (including precious metals) in the future. While the taxes would be imposed on the importer and may be reduced to reflect carbon taxes already paid in South Africa, they could nevertheless impact our competitiveness in these markets and may impose reporting and disclosure obligations regarding GHG emissions generated in producing products. We continue to monitor both the jurisdictions imposing CBAMs as well as the industries to which they apply.
Australia
In 2022, Australia passed the Climate Change Act 2022 (Cth) which enacts the 2030 and 2050 emission reduction targets in legislation. The Australian government has also progressed reforms in a number of sectors to align with its climate targets, including amendments to the Safeguard Mechanism through the Safeguard Mechanism (Crediting) Amendment Act 2023 (Cth),
the primary tool to limit emissions from large emitting facilities. See “– We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition – Australia”.
The Treasury Laws Amendment (Financial Market Infrastructure and Other Measures) Act 2024 (Cth) introduced a mandatory annual sustainability report for certain entities, to be prepared alongside financial reports under the Corporations Act
2001 (Cth). The sustainability report must comply with the Australian Sustainability Reporting Standard AASB S2 Climate-related
Disclosures, which is substantially aligned with the IFRS S2 standard. These disclosures include governance, strategy, risk management, and metrics and targets related to climate-related risks and opportunities.
The sustainability report is subject to phased assurance requirements, transitioning from limited to reasonable assurance over a four-year period, as outlined in the Auditing and Assurance Standards Board standards ASSA 5000 and ASSA 5010. The report must be lodged with ASIC and include a directors' declaration, with disclosures made on a factual and good-faith basis.
Materially inaccurate or unsubstantiated reporting and other external disclosures may expose the company and its officers to regulatory action under Australian law, including enforcement by ASIC.
The NGER Act establishes a mandatory framework for reporting GHG emissions, energy production and energy consumption in Australia. Thresholds apply at facility-level and corporate group level. Facilities or controlling corporations that exceed specified thresholds must register and report annually to the Australian Clean Energy Regulator. These disclosures underpin Australia's climate policy, international reporting obligations, and the Safeguard Mechanism, which imposes emissions limits on large facilities. Key risks associated with non-compliance with the NGER Act include enforcement action by the
Australian Clean Energy Regulator, civil penalties (including fines and public enforcement notices), adverse audit findings and regulator scrutiny and reputational risk associated with inaccurate or incomplete reporting noting that NGER data is publicly disclosed if above the publication threshold (currently 50,000 tCO2-e).
Such regulatory initiatives and related costs, while they are not expected to have significant impact in the near term, could have a material adverse effect on the business, operating results and financial condition in the future.
Papua New Guinea
In PNG, the PNG Climate Change (Management) Act 2015 provides the regulatory framework with respect to climate change in PNG, and establishes PNG’s Climate Change and Development Authority as the coordinating entity for climate change related policies and actions across PNG and the designated National Authority under the UN Framework Convention on
Climate Change. Implementation actions under this policy to date have been very limited, however in January 2021 the PNG
Climate Change Fees and Charges came into effect which include taxes on carbon in fuel products and a Green Fee (a departure tax for non-residents leaving PNG), and in August 2022 a draft PNG Climate Change (Management) (Carbon
Markets) Regulation was circulated for discussion. Future implications of the climate change policy on our operations in PNG are still being established and while they are not expected to have significant impact in the near term, they may potentially have a material adverse effect on our business, operating results and financial condition in the future.
Additionally, a number of regulators are adopting or considering new environmental disclosure rules. For example, in
March 2024, the SEC adopted final rules under SEC Release No.34-99678, The Enhancement and Standardisation of Climate-
Related Disclosures for Investors (the “SEC Climate Disclosure Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. While the SEC stayed the effectiveness of the
SEC Climate Disclosure Rules in April 2024 and in March 2025 announced it was ending its defence of the rules in pending litigation, meaning it is uncertain if or when compliance will be mandated. However, a number of other jurisdictions are also mandating disclosure of climate-related risks and effects. These recently enacted and proposed regulations may impose meaningful costs and demand significant attention from management, all of which could affect our business and our results of operations.
See "Integrated Annual Report for the 20-F 2025 – Environment stewardship – Building a lasting positive legacy", and
"Environment stewardship – Climate and energy management” on pages 88 to 90 and 98 to 104 for disclosure regarding our
GHG emissions.

The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial
Our operations are subject to health and safety legislation and regulations binding on us, which could impose significant cost burdens.
South Africa
In South Africa, the MHSA imposes various duties on mines and grants the Mine Health and Safety Inspectorate ("MHSI")
broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters.
There is a risk that the cost of providing measures prescribed by the MHSA and Regulations for the protections of health and safety at mines, including complying with the health services, complying with applicable regulations, including the
Compensation for Occupational Injuries and Diseases Act, 130 of 1993 ("COIDA"), and the Occupational Diseases in Mines and
Works Act, 78 of 1973 ("ODMWA"), could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
Our employees may be at risk of developing occupational health diseases. Those working underground are exposed to some level of respirable crystalline silica and may be at risk of developing occupational lung diseases, including silicosis, a progressive and potentially disabling lung condition resulting from prolonged inhalation of silica dust.
The Occupational Lung Disease Working Group (“Working Group”), was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of various gold mining companies has had extensive engagements with a wide range of stakeholders, including government, organised labour and the legal representatives of claimants.
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
The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. Accordingly, the Tshiamiso Trust was created for purposes of administering the settlement funds. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. See Item 8: “Financial Information – Consolidated Statements and Other Financial
Information – Legal Proceedings” and "Integrated Annual Report for the 20-F 2025 – Social stewardship – Holistic health and wellness” on pages 141 to 153 for further information. See note 25 “Other Provisions – Provision for silicosis settlement” to our consolidated financial statements set forth beginning on page F-1.
At 30 June 2025 the provision in our statement of financial position was R261 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates.
Australia
Operations in the State of Queensland, where our Eva Copper Project is situated, are subject to similar duties and powers, including under the following laws and regulations: the MQSH Act (as recently amended by the RSHLA Act) and the MQSH
Regulations.
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
Papua New Guinea
Operations in PNG are subject to similar duties and powers, including under the following laws and regulations: the PNG
Mining (Safety) Act, the PNG Mining Safety Regulation 1935 (updated in 2006), the PNG Mining Act, the PNG Industrial Safety,
Health and Welfare Act 1961, the PNG Industrial Safety, Health and Welfare Regulations 1965 and the PNG Environment Act.
In June 2021, the PNG Ministry of Mining released the draft Mine & Works (Safety & Health) Bill 2021 for industry and public consideration, which process is presently still under way. If enacted, the Bill will repeal and replace the PNG Mining
(Safety) Act.
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
Our operations are subject to water use and other regulatory licenses, which could impose significant compliance costs and operational constraints
South Africa
Under the South African National Water Act, 36 of 1998 (“NWA”) a person may only undertake a “water use” subject to a water use license, a general authorisation or in terms of a prior existing water use, such as a water permit issued under the
NWA’s predecessor, Water Act, 54 of 1954 (“Water Act”). Persons undertaking water use under a general authorisation or prior existing water use must register this use with the  Department of Water and Sanitation ("DWS").
Our South African operations are predominantly regulated under water permits issued pursuant to the Water Act.
Notwithstanding this, we have elected to convert all prior existing water uses into water use licenses under the NWA to ensure these operations are carried out in accordance with current best practice and water quality standards. Submissions were made as early as 2003 and we have been working closely with the regional directors in the review process.
Some operations have received draft licenses for review and comment before finalisation by the regional directors at the
DWS. Kusasalethu, Moab, Mponeng, Mine Waste Solutions, Kareerand and Kalgold received their final water use licenses.
These licenses, however, contain conditions that are impossible to meet and, as a result, we have applied to amend the relevant conditions.
An appeal has been filed by a third party against the Mponeng water use license, more than two years after the license was granted. We are of the view that the appellant does not have the necessary standing to bring such an appeal and that the appeal is vexatious. While the appeal automatically suspends our water use licenses, the suspension has been uplifted by the
Minister of Water and Sanitation. The appeal are set to be heard in October 2025 and in the meantime we are in discussions regarding a possible settlement.
When future water licenses are issued, we may be required to implement alternate water management measures that result in significant cost implications. We intend to work collaboratively with the regional departments and catchment management agencies to reach mutually sustainable outcomes. Failure to obtain licenses on favourable terms could have a material adverse effect on our results of operations and financial condition.
Failing to comply with the conditions of a water use license may result in the competent authority issuing a compliance notice or directive instructing us to take measures to correct the non-compliance and, in some instances, to cease operations pending the resolution of the non-compliance. Failing to comply with a water use license is an offence that may result in prosecution. Upon conviction, the court may impose fines, damages, director and employee liability and imprisonment, which could have a material adverse effect on our business, operating results and financial condition
Additionally, the NWA imposes a duty of care on us to take reasonable measures to prevent pollution or contamination of water resources. The nature and extent of the reasonable measures is determined on a case by case basis. If we fail to implement reasonable measures the competent authority may issue a directive instructing us to implement certain measures within a prescribed period. Failing to comply with a directive is an offence and may result in prosecution and the penalties contemplated above. Alternatively, the competent authority could implement the necessary measures using its own methods and resources, and recoup the costs from us.
Any such environmental levy could have a material effect on our business, operating results and financial condition. In addition, the occurrence of Acid Mine Drainage at any of our mines could affect our ability to comply with our water use license requirements.
Obligations to pump and treat extraneous water must be addressed with our final closure plans. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and potentially thereafter under the NEMA. This liability is discussed in more details in Item 4: “Information on the Company – Business Overview – Regulation – Law and
Regulations Pertaining to Environmental Protections in South Africa – NEMA”. Refer to "– Risks associated with pumping water inflows from closed mines adjacent to our operations, including related closure liabilities, could adversely affect our operational results".
Australia
Under the conditions of the mining leases for the Eva Copper Project, Eva Copper Mine Pty Limited is permitted to construct groundwater bores within the area subject to the mining leases.
To authorise the take of groundwater from a bore/borefield, a water license is required only if the bore is in an area where groundwater is managed (i.e. within an identified groundwater unit of a relevant water plan). This has been confirmed by the
Queensland Government as not applicable to the Eva Copper target groundwater sources.
Should we breach any obligations in complying with the provisions of any permit or license or any laws and regulations under which they were issued, our permit or license could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
Papua New Guinea

In PNG, a single, project-comprehensive EP is issued by the Managing Director of CEPA under the provisions of the PNG
Environment Act. The permit includes provisions for both water extraction and treated waste water discharge. An annual administration fee is payable for this permit.
Should we breach any obligations in complying with the provisions of our EP or the PNG Environment Act, our permit could be suspended or cancelled, or we could be subject to fines or other sanction. Any such suspension, cancellation or sanction could have a material adverse effect on our results of operations and financial condition.
See "Integrated Annual Report for the 20-F 2025 – Environment stewardship – Water stewardship” on pages 105 to 109.
Compliance with tailings management requirements and standards, and potential liabilities in the event of a failure to timely comply or an incident involving a TSF, could adversely impact our financial condition, our operational results and our reputation
Mining companies face inherent risks in their management of uneconomical milled ore residue and water, known as tailings, which includes the operation of TSFs and other tailings disposal systems, like DSTP. Tailings storage facilities are engineered structures built for the containment of tailings, and DSTP facilities are engineered pipeline and mixing infrastructure for the placement of tailings in the sea.
We presently operate only TSFs, but DSTP is the approved tailings management system for the proposed Wafi-Golpu
Project. The proposed use of DSTP facilities at the Wafi-Golpu Project may expose us to reputational risk or litigation by way of class action or individual claims, which (if successful) could have a material adverse impact on the Wafi-Golpu Project.
In South Africa, TSFs are subject to stringent regulatory oversight due to their potential environmental and safety risks. The
DWS mandates that all TSFs meeting specific criteria (such as a minimum height of five meters and a storage capacity exceeding 50,000 cubic meters) be registered as "dams with a safety risk" under the NWA. Failure to comply with registration requirements can lead to legal and operational consequences which could have a material adverse effect on our business, operating results and financial condition.
Additionally, the DMPR enforces the South African Code of Practice for Mine Residue Deposits, or SANS 10286, which outlines best practices for the design, operation and closure of TSFs. This code emphasises principles such as continual management, minimisation of waste and the precautionary approach to mitigate risks associated with TSFs.
Recent incidents including the 2022 Jagersfontein tailings dam collapse (which is not a project owned or operated by
Harmony) have underscored the critical importance of robust TSF management. In response, the DWS has intensified its regulatory efforts, conducting inspections and collaborating with the DMPR to ensure compliance and prevent future disasters.
Tailings dam failures at various operations globally have prompted increased regulatory scrutiny across the industry. This may result in amended or new environmental, social, health and safety legislative frameworks. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams. Further, we may see changes in the permitting process of projects, implementation of financial assurance requirements, and increased criminal and civil liability for companies, officers and contractors.
The use of TSFs exposes us to certain risks, including the failure of a tailings dam due to events such as high rainfall, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of our tailings storage facilities could lead to the loss of human life and extensive property and environmental damage.
A failure of a TSF would lead to investigations and has the potential to result in prosecutions and/or legal proceedings for significant amounts of fines and damages. Overall, the failure of a TSF could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages. The occurrence of any of such risks could have a material adverse effect on our business, operating results and financial condition.
See "Integrated Annual Report for the 20-F 2025 – Environment stewardship – Tailings management” on pages 110 to 114 for further detail.
We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate; implementation of the financial provision regulations, 2015 may require us to include provision in our financial statements for rehabilitation
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu, Mponeng, MWS and Moab Khotsong,
any proposed solution for potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and the government in the event of legacy issues. As a result, the DMPR and affected mining companies are involved in developing a regional mine closure strategy. In view of the status of the Financial
Provision Regulations, 2015, no reliable estimate can be made for any possible obligations or liabilities, which could be material and have an adverse impact on our financial condition.
See “—Risks Related to ESG - We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition”.
We are implementing the following steps to ensure that funds are available to top up our financial provision, if necessary:
•facilitating concurrent rehabilitation;
•re-purposing infrastructure and mining affected land; and
•accelerating mine closure rehabilitation where operations have reached the end of its geological life.

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
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports that it files or submits under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. We have invested in resources to manage the documentation and assessment of our system of disclosure controls and our internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting, financial statement preparation and other disclosures.
In connection with the preparation of our consolidated financial statements for the year ended 30 June 2025, management identified material weaknesses in internal control over financial reporting. While these deficiencies did not result in any identified material misstatements, they represent gaps in our control environment and aggregate to multiple material weaknesses.
These material weaknesses will not be considered remediated until these actions are sufficiently tested and concluded to be effective. If we are unable to successfully remediate the identified material weaknesses, or experience additional material weaknesses in the future, investors may lose confidence in the reliability of our financial statements, and/or we could become subject to SEC investigation, enforcement action, civil monetary penalties, or other sanctions, which could result in significant costs, reputational damage, and adversely affect our business, share price, and ability to access capital markets. See Item 15:
“Controls and Procedures”.
We may experience problems in identifying, financing and managing new acquisitions or other business combination transactions and integrating them with our existing operations; we may not have full management control over future joint venture projects
In order to maintain or expand our operations and reserve base, we have sought, and may continue to seek to enter into joint ventures or other business combination transactions or to make acquisitions of selected precious metal producing companies or assets. For example, with effect on 1 October 2020, acquired the remainder of AngloGold’s South African business, including the Mponeng mine and MWS, in the Mponeng Acquisition. In December 2022, Harmony acquired its Eva
Copper Project in Queensland, Australia. In addition Harmony announced the acquisition of MAC on 27 May 2025, which became effective on 24 October 2025.
Acquiring new mining operations or entering into other business combination transactions involves a number of risks including:
•our ability to identify appropriate assets for acquisition and/or to negotiate an acquisition or combination on favourable terms;
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
Our market capitalisation on any reporting date is calculated on the basis of the price of our shares and ADSs on that date.
Our shares and ADSs may trade in a wide range through the fiscal year depending on the changes in the market, including trader sentiment on various factors including gold price. Therefore, there may be times where our market capitalisation is greater than the value of our net assets, or “book value”, and other times when our market capitalisation is less than our book value.
Where our market capitalisation is less than our net asset or book value, this could indicate a potential impairment and we may be required to record an impairment charge in the relevant period.
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
As at 30 June 2025, we had substantial amounts of property, plant and equipment and other assets on our consolidated balance sheet. The impairment charges relating to property, plant and equipment, and other assets recorded in fiscal 2024 was
R2.8 billion and no impairment was recorded for fiscal 2025. If management is required to recognise impairment charges in the future, this could have a material adverse effect on our results of operations and financial condition.
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
•increasing the risk that we will need to sell assets, possibly on unfavourable terms, to meet payment obligations; or
•increasing the risk that we may not meet the financial covenants contained in our debt agreements or timely make all required debt payments.
The occurrence of any of these events could adversely affect our results of operations and our financial condition. See “ –
The impact from, and measures taken to address infectious and communicable diseases, such as HIV/AIDS, malaria and tuberculosis, pose risks to us in terms of productivity and costs and may adversely affect our people, and may impact our business continuity, operating results, cash flows and financial condition.''
Our ability to service our debt also depends on the amount of our indebtedness.
In May 2022 we entered into a US$400 million sustainability-linked syndicated term and revolving credit facility, a
R2.5 billion sustainability-linked revolving credit facility, as well as a R1.5 billion Green term loan. At 30 June 2025,
US$100 million was drawn against the US$ facility and R176 million was drawn against the Rand facilities. In June 2025 we entered into a Bridge Facility Agreement to finance the acquisition and related costs for a total amount of US$1.25 billion. At 30
June 2025 no amounts has been drawn against this facility. See Item 5: “Operating and Financial Review and Prospects -
Liquidity and Capital Resources - Cash flows from financing activities” and “- Outstanding Credit Facilities and Other
Borrowings”.
In the near term, we expect to manage our liquidity needs from cash generated by our operations, cash on hand, committed and unutilised facilities, as well as additional funding opportunities. However, if our cost of debt were to increase or if we were to encounter difficulties in obtaining financing in the future, our sources of funding may not match our financing needs, which could have a material adverse effect on our business, operating results and financial condition.
We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets without compensation
With increasing resource nationalism in recent years, governments, communities, non-government organisations and trade unions in several jurisdictions have sought and, in some cases, have imposed greater participatory imposts on the mining industry. In South Africa and PNG, draft legislation has been proposed that envisages greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, an increase in the government’s holdings in mining companies and (in South Africa) potentially the expropriation of mining assets without compensation. Such imposts, whether in the form of taxes, royalties and levies, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, are an increasing feature of the global mining industry and could materially adversely affect our business, operating results and financial condition.

In addition, additional financial provision may be required in the future for rehabilitation purposes with restrictions on when this money may be accessed for rehabilitation. Concurrent rehabilitation needs to be funded by operational budgets without any recourse to the rehabilitation funds. The Carbon Tax Act provides for several allowances aimed at reducing the overall tax liability. These allowances are expected to be reduced overtime meaning that if operational measures are not implemented to reduce GHG emissions, the carbon tax obligations will be higher. These changes in regulation may have a negative impact on future cash flows and the viability of certain operations resulting from increased cost pressures. See Item 4 "Business Overview
- Land expropriation", "- Base erosion and profit shifting" and "- Renewable energy".
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG
Government agencies. During this time, several draft revisions of the PNG Mining Act have been released for industry and public its comment - most notably in 2018, 2020 and February 2025 (the most recent draft, the “PNG Draft Mining Bill 2025”).
The PNG Draft Mining Bill 2025 proposes substantial reforms, including empowering PNG to acquire up to 30% equity (with deferred payments) in mining projects, adjusting royalties to 5% with state equity or 10% without and expanding compensation mechanisms and environmental protections (e.g. banning riverine tailings requiring stronger mine-closure planning and financial provisioning). If enacted and applied to our operations and projects in PNG, these revisions could have a material adverse effect on our business, operating results and financial condition. We continue to engage with the PNG Government and relevant regulators on these matters, indirectly through the offices of PNG Chamber of Resources and Energy ("PNG CORE"), and
directly with the PNG Mineral Resources Authority ("PNG MRA"), the CEPA and the DMPGM.
PNG’s National Parliament passed the Income Tax Act 2025 (“PNG Income Tax Act”) on 20 March 2025. To become law, the PNG Income Tax Act must now be certified by the Speaker of Parliament and gazetted; certification and gazettal are expected later in 2025, ahead of its planned commencement on 1 January 2026. The PNG Income Tax Act does not include specific provisions for mining capital or exploration expenditure, but provides a transitional carve-out for legacy mining-specific rules, including special mining capital and exploration expenses. Without clear guidance at this stage, we are uncertain of the potential future impacts these changes to the regulation may have on taxes for our PNG operations.
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
We have a Deferred Share Plan as part of our Total Incentive Plan that came into effect in 2020. Our shareholders have authorised up to 25,000,000 shares of the issued share capital to be used for this plan. A new Employee share ownership plan
("ESOP'') was implemented in 2024 and shares have been issued.
As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through these share plans.
The continued status of South Africa’s credit rating as non-investment grade, as well as the grey-listing of South Africa by the FATF, may have an adverse effect on our ability to secure financing on favourable terms
Adverse credit ratings deter some investors, threatening our ability to create and protect value in the long term, and affecting our market capitalisation. Over the past several years, the slowing economy, rising sovereign debt, escalating labour disputes and the structural challenges facing the mining industry and other sectors have resulted in the downgrading of South
Africa’s sovereign credit ratings.
Currently, South Africa’s sovereign credit is rated as non-investment grade: Fitch has assigned South Africa a sovereign credit rating of BB-, Moody’s has assigned South Africa a sovereign credit rating of Ba2 and S&P has assigned South Africa a sovereign credit rating of BB-. Previously,
•on 13 September 2024, Fitch affirmed South Africa’s sovereign credit rating as BB- and maintained the outlook as stable;
•on 4 December 2024, Moody's affirmed South Africa's sovereign credit rating as Ba2 and maintained the outlook to stable;
and
•on 16 May 2025, S&P affirmed South Africa’s sovereign credit rating as BB- and upgraded the outlook to positive.
The continued status of South Africa’s credit rating as non-investment grade and any downgrading by any of these agencies may adversely affect our business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
Australia’s credit rating outlook was affirmed by S&P as stable on 13 February 2024 with long-term foreign and local currency sovereign credit ratings of AAA, and PNG’s credit rating outlook was affirmed by S&P as stable on 27 June 2025 with long-term foreign (B-) and local currency (B) sovereign credit ratings. While impact and risk is currently primarily driven by the
South Africa’s sovereign risk rating, with the acquisition of MAC and once the Eva Copper Project and the Wafi-Golpu Project are completed and operational, management anticipations that reliance and dependencies on South Africa’s sovereign credit ratings may change.
Throughout our fiscal year ended 30 June 2025, South Africa was on the FATF greylist (placed February 2023), subjecting the country to enhanced monitoring due to strategic deficiencies in its anti-money laundering and counter-financing of terrorism
("AML/CFT") regime. This created increased compliance costs, potential restrictions on cross-border transactions, and reputational concerns that affected investor confidence.

On 24 October 2025, subsequent to our fiscal year end, South Africa successfully exited the greylist after completing all required remediation actions. This is expected to reduce elevated risk perceptions and improve access to international capital markets.
However, residual risks remain. South Africa faces a new FATF mutual evaluation beginning in 2026, and failure to maintain the improvements achieved could result in re-greylisting. All domestic AML/CFT compliance obligations remain in force, and sustained effectiveness must be demonstrated through ongoing investigations, prosecutions, and institutional strengthening.
Any future re-greylisting or perceived backsliding in AML/CFT effectiveness could adversely affect our business, operating results, and financial condition.
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
As dividends are considered by investors as an important investment criteria and the importance of external investment for the continued stability of the company and potential future cash flows, the ability of Harmony to pay dividends may adversely affect future investment in the company.
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
•demand for gold for industrial uses, jewellery and investment;
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
Refer to Item 4B: "Business Overview – Gold Price Volatility" for further detail.
While the price volatility is difficult to predict, if gold prices should fall below our cash cost of production and capital expenditure required to sustain production and remain at these levels for any sustained period, we may record losses and be forced to curtail or suspend some or all of our operations, which could materially adversely affect our business, operating results and financial condition.
In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate reserves. The use of lower gold prices in reserve calculations and life-of-mine ("LOM") plans could also result in material impairments of our investment in gold mining properties or a reduction in our reserve estimates and corresponding restatements of our reserves and increased amortisation, reclamation and closure charges.
Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition
Fuel, energy, and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel, and mining equipment, contribute a significant portion of a mining company's operating costs and capital expenditures. The prices of these critical inputs are influenced by global commodity markets, macroeconomic conditions, and supply chain dynamics that vary across our operations in South Africa, Papua New Guinea, and Australia.
During the financial year ended 30 June 2025 and through to the date of this filing, global commodity and energy markets have experienced significant volatility. Energy prices have been subject to downward pressure driven by multiple factors including weakening global demand, structural changes in energy consumption patterns, particularly from major consuming nations, and increased supply from both traditional and emerging sources. Other mining consumables, including chemical inputs, explosives, tires, and steel products, have experienced mixed pricing dynamics, reflecting variations in global supply chains, transportation costs, and producer capacity utilisation.
There is considerable uncertainty regarding the medium-term trajectory of input costs. Leading forecasting agencies and market participants maintain divergent views on future energy demand and supply dynamics, creating substantial uncertainty regarding future price trends. Supply chain pressures, including international logistics costs and producer investment cycles, continue to influence the pricing of mining consumables across all categories of inputs we require.
Significant upside risks to input costs persist from multiple sources. Geopolitical tensions in major producing and consuming regions, including the Middle East and Eastern Europe, continue to pose potential supply disruption risks.
International sanctions on major commodity producers, trade policy uncertainties, and regional conflicts could disrupt supply chains or create shipping and logistics bottlenecks. Additionally, weather-related disruptions to mining equipment supply, energy generation capacity, and production processes across our operational jurisdictions could create localised cost pressures.
Fluctuations in the prices of fuel, energy, and consumables have a substantial impact on both our operating costs and capital expenditure estimates. Significant and sustained increases in these input costs, driven by supply disruptions, geopolitical events, regulatory changes, macroeconomic shifts, or producer policy changes, could materially affect project economics and the financial viability of new mining developments, expansions, or marginal operations. Such price volatility may lead to material changes in our overall cost structure and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition
Gold is priced throughout the world in US dollars and, as a result, our revenue is realised in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. From time to time, we may implement currency hedges intended to reduce exposure to changes in the foreign currency risk, which we started doing in fiscal 2016 and will continue as long as it remains part of our risk management policy. This hedging strategy is currently implemented up to 25% of our estimated exposure, and our unhedged foreign exchange exposure will continue to be subject to market fluctuations. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce our Rand revenues and overall net income, which could materially adversely affect our operating results and financial condition. See Item 11 – “Quantitative and Qualitative Disclosures about Market Risk”.
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
Furthermore, our Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors or the Company’s shareholders at a general meeting. If, and to the extent that, we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, Kina or South African Rand will continue to be affected. If, and to the extent that, dividends and distributions are declared in South African Rand in the future, exchange rate movements will continue to affect the Australian dollar, Kina and US dollar value of these dividends and distributions. This may reduce the value of the Company’s securities to investors. Additionally, the market value of our securities as expressed in Australian dollars, Kina, US dollars and South African Rand will continue to fluctuate in part as a result of foreign exchange fluctuations.
Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition
Inflation in South Africa has fluctuated in a narrow band in recent years, remaining within or just outside the inflation range of
3% - 6% set by the SARB. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Harmony’s business, operating results and financial condition.
Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Ongoing conflicts in Ukraine and the Middle East may cause increased inflationary pressures and could cause general global economic conditions to deteriorate. The oil price is a driver of a number of input costs, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Harmony’s business, operating results and financial condition, and may magnify the impact of other risks described in this annual report.
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

Other Regulatory and Legal Risks
Failures of our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation
Harmony utilises and is reliant on various internal and external IT and operating technology ("OT") systems in multiple international jurisdictions to support our business operations. Damage to or interruption of our IT or OT systems, whether due to incidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation, thereby adversely affecting our business, prospects and operating results.
As part of Harmony's ongoing efforts to enhance operational efficiency we are in the process of migrating aspects of our information technology infrastructure to the cloud. This could lead to several risks, such as, higher than projected initial migration and ongoing operational costs, increased exposure to cybersecurity threats, difficulty complying with various data protection regimes and operational impacts due to unstable or insufficient internet infrastructure where operations are located in remote areas.
In addition, Harmony considers and mitigates regulatory and legal risks arising from cybersecurity and data protection requirements across the jurisdictions in which we operate. Breaches of IT security processes or violations of privacy laws could result in operational disruptions, regulatory penalties, sanctions, reputational damage, and financial losses.
Our IT and OT systems are also vulnerable to cybercrime, ransomware, denial-of-service attacks, and other disruptive incidents, which may be exacerbated by remote working practices and the adoption of emerging technologies such as artificial intelligence. These incidents could compromise confidential data, impact operational continuity, or result in financial loss.
Harmony is adopting Artificial Intelligence ("AI") and other emerging technologies in its IT systems, and leverages AI that is embedded within third party solutions being used in its mining operations. AI tools may also be utilised by our contractors and third parties that we conduct business with. The use of AI may not meet the existing and rapidly evolving regulatory standards and could introduce security risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Limited expertise and skills shortages could prevent Harmony from effectively using or promptly implementing AI and other technologies.
A significant increase in ransomware-related threats has also been recorded throughout the mining industry, with several high-profile organisations experiencing disruptions over the last 12 to 24 months. The information security management system protecting our IT and OT systems may not prevent future malicious action, including denial-of-service attacks, ransomware attacks or fraud by individuals, groups or organisations resulting in the unavailability of IT systems and data, theft of commercially sensitive data. This sensitive data may include commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations, the occurrence of any of which could have a material adverse effect on our business and results of operations.
South Africa’s comprehensive privacy law, the Protection of Personal Information Act, 4 of 2013 (the “POPIA”), became effective on 1 July 2020.  Harmony employs approximately 45,000 staff. Failure to protect their data and not complying with
POPIA may lead to penalties and fines between R1 million – R10 million and/or imprisonment. Harmony may also have insufficient insurance coverage for any data protection breaches, including concerning POPIA. See “– Risks Related to Our
Operations and Business - Fluctuations in insurance cost and availability could adversely affect our operating results and our insurance coverage may prove inadequate to satisfy future claims”.
In Australia, our data practices must comply with the Privacy Act 1988 (Cth) ("Australian Privacy Act") and state-based surveillance laws. The Australian Privacy Act regulates the manner in which individuals’ personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian
Information Commissioner (“OAIC”) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. Following a series of high profile data breaches in 2022 involving both government agencies and public companies, the Australian Parliament passed the Privacy Legislation Amendment (Enforcement and Other
Measures) Act 2022, which introduced significantly increased penalties for serious and/or repeated privacy breaches and increased the OAIC’s ability to resolve breaches.
Harmony maintains records of its international shareholders. On 25 May 2018, the General Data Protection Regulation
(“GDPR”) came into force.  The GDPR is an EU-wide framework for protecting personal data being processed in or outside the
EU based on certain application criteria. The GDPR enhances existing legal requirements through several new rules, including more substantial rights for data subjects’ cross-border transfer of information and mandatory data breach notification requirements, and increases penalties for non-compliance. Failure to comply with the GDPR may lead to a fine of up to four percent of a company’s worldwide turnover or up to €20 million.The GDPR was implemented in law of England and Wales by the European Union (Withdrawal) Act 2018 (the “UK GDPR”), which may require a fine of up to £17,500,000, or four percent, of the total worldwide annual turnover of the preceding financial year, whichever is higher. Furthermore, both the GDPR and the
UK GDPR have a scope that extends beyond the borders of the European Union and the United Kingdom, respectively, and therefore do not only affect EU or UK operations.
We are subject to various laws in other jurisdictions, such as United States and PNG, where consumer and data protection laws continue to evolve. Non-compliance with these requirements may incur substantial costs, require changes to business practices, and result in adverse operational and financial consequences.

Breaches in cybersecurity may adversely impact or disrupt our business
The mining industry has become increasingly reliant on digital technologies. These technologies enable us to conduct our day-to-day operations, improve safety and efficiency and decrease costs. However, as reliance on technology increases, we become more susceptible to the persistent threat of cybersecurity breaches, such as cyber-crime, ransomware or cyber activist attacks.
We maintain global information, digital technology and communication networks and applications to support our business activities. We outsource several digital technology functions and applications to third-party vendors and these engagements may have an impact on our overall cybersecurity position. Aspects of Harmony's information technology platform that are managed by third-party vendors include cloud infrastructure, data centre management, server/personal computing support, enterprise resource planning, business applications, email and digital documents.
The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software, ransomware and other attempts to gain unauthorised access to data and other electronic security and protected information breaches that could lead to production downtimes, operational delays, safety incidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, other manipulation or improper use of Harmony's systems and networks.
Cyber breaches via third-party solutions have also become increasingly frequent.
Digital technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. While our insurance program includes limited coverage for cyber-related crimes and incidents, there can be no assurance that any cybersecurity incident will be adequately covered by insurance, if at all. Any cybersecurity attack could significantly disrupt our mining operations and cause us to suffer financial losses, including the cost of remedial actions, the loss of revenue, and reputational harms.
We undertake various measures to follow the established best practices in relation to cyber security. However, the increasing sophistication and evolving nature of cybersecurity threats may lead to future cybersecurity breaches, and sophisticated cyber-attacks (such as phishing and ransomware attacks) despite our efforts. This is particularly the case with new and evolving technologies such AI, including generative AI. As these technologies continue to improve and gain widespread use, we may experience cybersecurity attacks created using AI, which may be difficult to detect and defend against.
See Item 16K: ''Cybersecurity''.
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
Our Code of Conduct and Behavioural Code, among other policies and procedures, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behaviour, including bribery or corruption, nor do they guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.
To the extent that we suffer from any actual or alleged breach or breaches of relevant laws, including South African anti-
bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977 under any circumstances, they may lead to investigations and examinations, fines, penalties, imprisonment of officers, litigation, and loss of operating licenses or permits, suspensions of operations, negative effects on our reported financial results and may damage our reputation. Such sanctions could have a material adverse impact on our business, operating results and financial condition.
Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the
United States or any state thereof
We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside the United States. Substantially all of the assets of these persons and substantially all our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or us obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which may be enforced by South African courts in certain circumstances.
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
Harmony was incorporated and registered as a public limited company in South Africa under registration number
1950/038232/06 on 25 August 1950. Harmony Gold Mining Company Limited is the ultimate holding company of the Group.
The information set forth under the headings:
•“– Harmony – About Harmony” on pages 3 to 5;
•“– Harmony – Business model” on pages 12 to 15;
•“– Delivering profitable ounces – Performance by operation on pages 46 to 84; and
•“– Delivering profitable ounces – Exploration and projects” on pages 85 to 87 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference. Also see note 19 “Investments in
Associates” and note 20 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
For information concerning our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to Item 4: "Information on the Company – Business Overview –
Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
In fiscal 2025, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is
www.harmony.co.za.
Recent Developments
Developments since 30 June 2025
•On 22 July 2025, Harmony has entered into restructuring documents with MAC, OR Royalties and Glencore pursuant to which the parties have agreed to amend various documents in connection with the copper stream, silver stream and the royalty deed with such amendments to take effect after the Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (the scheme) for the acquisition of MAC has been implemented.
•On 14 August 2025, Mr Frans Lombard was appointed to the board of directors of Harmony as an independent non-
executive director.
•On 27 August 2025, a final dividend of 155 SA cents was declared, which was paid on 13 October 2025.
•On 9 October 2025, it was confirmed that all of the conditions to the scheme for the acquisition of MAC had been satisfied or waived and the Royal Court of Jersey made orders sanctioning the proposed acquisition. Following lodgement by MAC of a copy of the Court’s order with the Jersey Registrar of Companies on 10 October 2025, the scheme became legally effective. On 22 October 2025, a drawdown of US$875 million (R15.21 billion) was made from the US$1.25 billion bridge facility. These funds were utilised on 23 October 2025 to settle the cash consideration of US$1.01 billion (R17.52 billion).
Following the receipt of the funds, the scheme was implemented, resulting in an acquisition date of 24 October 2025.
•On 28 October 2025, a payment of US$223 million (R3.84 billion) was made to Citicorp International Limited in full and final settlement of the MAC senior debt.
•On 29 October 2025, a payment of US$75 million (R1.28 billion) was made to Glencore Australia Holdings (Pty Ltd
("Glencore") in settlement of the first contingent copper consideration. This consideration became payable as a result of the lapsing of the payment holiday agreed between Glencore and MAC following the change of control of MAC.
B. BUSINESS OVERVIEW
The information set forth under the headings:
•“– Harmony – About Harmony” on pages 3 to 5;
•"– Harmony – Strategy" on pages 39 to 45;
•"– Harmony – Business model" on pages 12 to 15;
•“– Harmony – Operating context” on pages 16 to 25;
•"– Harmony – Risk and opportunity management" on pages 26 to 28;
•"– Harmony – Material matters" on pages 35 to 38;
•"– Harmony – Stakeholder engagement" on pages 29 to 34;

•“– Delivering profitable ounces – Performance by operation" on pages 46 to 84;
•“– Delivering profitable ounces – Exploration and projects” on pages 85 to 87;
•“– Environment stewardship" on pages 88 to 126; and
•“– Social stewardship” on pages 127 to 185
of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
Gold Price Volatility
The profitability of the group’s operations, and the cash flows generated by those operations, are affected mainly by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Revenue for fiscal 2025 amounted to
R73,896 million of which R75,240 million was from the sale of gold, compared with revenue of R61,379 million in fiscal 2024 of which R59,212 million related to the sale of gold. The increase in gold revenue was mainly driven by a 31.1% increase in the average dollar gold price received, increasing from US$1,999/oz in fiscal 2024 to US$2,620/oz in fiscal 2025.
Offsetting the above was a hedging loss of R4,594 million in fiscal 2025, compared to a loss of R1,265 million in fiscal
2024. The increase in the hedging loss is directly linked to the increase in gold prices seen throughout fiscal 2025. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices.
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
However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued
to do so in fiscal 2025. These include high inflation and interest rates, as well as increasing geopolitical tension which is currently creating increased demand for gold by central banks amongst others which may continue to result in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon
London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2015 - 2025

	Price per ounce (US$)
Calendar year	High	Low	Average
2016 ...............................................................................................................................................	1,366	1,077	1,251
2017 ...............................................................................................................................................	1,346	1,151	1,253
2018 ...............................................................................................................................................	1,355	1,178	1,268
2019 ...............................................................................................................................................	1,546	1,270	1,393
2020 ...............................................................................................................................................	2,067	1,474	1,770
2021 ...............................................................................................................................................	1,943	1,684	1,799
2022 ...............................................................................................................................................	2,039	1,629	1,800
2023 ...............................................................................................................................................	2,135	1,804	1,953
2024 ...............................................................................................................................................	2,786	1,992	2,389
2025 (up to and including 24 October 2025) ...........................................................................	4,357	2,636	3,284
On 24 October 2025, the afternoon fixing price of gold on the London bullion market was US$4,104/oz.
Capital Expenditures
Capital expenditures for all operations incurred for fiscal 2025 amounted to R10,998 million which includes R1,005 million towards phase 2A of the renewable energy program, compared with R8,327 million in fiscal 2024. During fiscal 2025, capital expenditures at Moab Khotsong accounted for 22% of the total, with Mponeng accounting for 19%, Hidden Valley for 15%, Mine
Waste Solutions for 10% and Doornkop for 8%. During fiscal 2024, capital expenditures at Hidden Valley accounted for 19% of the total, with Mine Waste Solutions accounting for 18%, Moab Khotsong for 16%, Mponeng for 11% and Doornkop for 8%.
The focus of our capital expenditures in recent years has been on underground development, major projects such as
Zaaiplaats and Kareerand, as well as plant improvement and upgrades. During fiscal 2025, capital expenditure was funded from
Harmony's cash generated by operations. See Item 5: “Operating and Financial Review and Prospects - Liquidity and Capital
Resources”.

We have budgeted approximately R12,927million for operational capital expenditures in fiscal 2026, excluding capital allocated for renewables, other international projects, Eva Copper and Wafi-Golpu. We currently expect that our planned operational capital expenditures will be financed from cash generated by operations and new borrowings as needed. Details regarding the anticipated capital expenditure for each operation is included in the table below.

Capital expenditure budgeted for fiscal 2026
(R’million)
South Africa
Moab Khotsong[1] ..................................................................................................................................................................................................	1,759
Mponeng[2] ...	2,385
Tshepong North ...................................................................................................................................................................................................	785
Tshepong South ..................................................................................................................................................................................................	621
Doornkop ...	1,194
Joel ...	300
Target 1 ...	463
Kusasalethu ...	420
Masimong ...	115
Mine Waste Solutions .........................................................................................................................................................................................	858
Other - surface ....................................................................................................................................................................................................	590
International
Hidden Valley[3] .....................................................................................................................................................................................................	3,437
Total operational capital expenditure	12,927
Total capital expenditure ................................................................................................................................................................................	12,927
1Includes capital expenditure for Zaaiplaats.
2Includes capital expenditure for the life-of-mine extension project
3Includes capitalised stripping costs.
Regulation
Mineral Rights – South Africa
MPRDA
The MPRDA was promulgated as effective legislation on 1 May 2004 and is the primary legislation regulating the mining industry in South Africa. Pursuant to the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMPR is the government body which, through its regional offices, implements and administers the MPRDA.
Any person (including the owner of the surface rights) who wishes to exploit mineral resources in South Africa is required to first apply for and obtain the appropriate right under the MPRDA. The Minister is authorised to grant or refuse applications for rights under the MPRDA. Provided that an applicant meets all the requirements relating to the right for which the applicant has applied, the Minister is obliged to grant the right. Once the right is granted in terms of the MPRDA and registered in terms of the
Mining Titles Registration Act, 16 of 1967, the holder holds a limited real right in respect of the mineral and the land to which such right relates.
In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the
MPRDA, the environmental authorisation (issued under the NEMA), the mining work program and the SLP approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects.
Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work program and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMPR in accordance with the provisions of the MPRDA and the right. A prospecting or mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an Environmental Management
Programme ("EMPr"), or if the holder of the right submits false, incorrect or misleading information to the DMPR. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right.
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
Our strategy has been to secure all strategic mining rights on a region-by-region basis, which we have achieved as we have secured all “old order" mining rights and validated existing mining authorisations. All mining operations have valid mining rights in terms of the MPRDA and we now have to continue complying with the required monthly, annual and bi-annual reporting obligation to the DMPR.

In 2023, the DMPR indicated that certain amendments to the MPRDA would be made. To this end, the DMPR convened a
MPRDA Review Summit which was held on 13 July 2023 where a number of stakeholders were invited and participated in preparatory discussions aimed at establishing what aspects of the current MPRDA legislation need to be amended.
On 11 July 2024, during the DMPR 2024/25 Budget announcement following South Africa’s general elections, Minister
Gwede Mantashe announced that the DMPR (the predecessor to the DMRP) would be split into two separate Ministries: the
DMPR and the Department of Electricity and Energy, which split has been subsequently implemented. In addition, at the same time, the Minister indicated that the DMPR was in the process of drafting amendments to the MPRDA to address certain perceived deficiencies and to bring the legislation in line with international best practice. It was not made clear at the time whether the DMPR intend to overhaul the MPRDA Bill in its entirety, or if its new draft amendments will be part of a revival of the lapsed MPRDA Bill.
On 20 May 2025, the South African Government published the MPRD Bill and a subsequent correction for public comment on 20 May 2025 and 9 June 2024, respectively. It invited interested and affected parties to submit their comments on the MPRD
Bill on or before 13 August 2025.
Mining Charter
The South African government has identified the South African mining industry as a sector in which significant participation by HDPs is required. One of the objects of the MPRDA is to substantially and meaningfully encourage HDPs to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources. In terms of section
100 of the MPRDA, the Minister was empowered to develop a broad-based socio-economic charter in order to set the framework for targets and time periods for giving effect to these objectives.
Among other things, the Original Charter stated that mining companies agreed to achieve 26% HDP ownership of South
African mining industry assets within 10 years (i.e. by the end of 2014). Ownership could comprise active involvement, through
HDP-controlled companies (where HDPs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDPs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control), collective investment vehicles, the majority ownership of which is HDP based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans.
The Original Charter was subsequently amended by the Amended Charter which included targets and timelines for HDP participation in procurement and enterprise development, beneficiation, employment equity, human resources development, mine community development, housing and living conditions, sustainable development and growth of the mining industry and reporting (monitoring and evaluation). It required mining companies to achieve the following, among other things, by no later than 13 December 2014:
•have a minimum effective HDP ownership of 26%;
•procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDP suppliers (i.e.
suppliers in which a minimum of 25% + one vote of their share capital must be owned by HDPs) by 2014 (exclusive of non-
discretionary procurement expenditure);
•ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from
South African mining companies into a social development fund from 2010 towards the socio-economic development of
South African communities;
•achieve a minimum of 40% HDP demographic representation at executive management (board) level, senior management
(executive committee) level, core and critical skills, middle management level and junior management level;
•invest up to 5% of annual payroll in essential skills development activities; and
•implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour.
In addition, mining companies were required to monitor and evaluate their compliance with the Amended Charter and submit annual compliance reports to the DMPR (as it was then). The "scorecard" attached to the Amended Charter made provision for a phased-in approach for compliance with the above targets over the five-year period ending on 13 December
2014. For measurement purposes, the scorecard allocated various weightings to the different elements of the Amended Charter.
Failure to comply with the provisions of the Amended Charter would, according to its provisions, ostensibly amount to a breach of the MPRDA and could have resulted in the cancellation or suspension of a mining company’s mining rights.
In March 2015, the DMPR prepared an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Amended Charter, reporting relatively broad compliance with the non-ownership requirements of the Amended Charter. However, the DMPR did not report the results of compliance with the HDP ownership guidelines of the
Amended Charter and noted that there was no consensus on certain principles applicable to the interpretation of the ownership element.
On 31 March 2015, the MCSA and the DMPR jointly agreed to approach the High Court of South Africa (Gauteng Division)
to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the
Amended Charter, including clarity on the status of previous empowerment (i.e., HDP ownership) transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMPR, or a once-off requirement as argued by the MSCA, on the “once empowered always empowered” principle. The MCSA and the DMPR filed papers in court (the "Main Application") and the matter was placed on the roll to be heard on 15 March 2016.

On 16 February 2017, the High Court of South Africa (Gauteng Division) postponed the hearing of the application indefinitely to allow the MCSA and the South African government to engage in further discussion on this matter.
The Minister subsequently published the Broad-Based Black Socio-Economic Empowerment Charter for the South African
Mining and Minerals Industry, 2017 ("2017 Mining Charter") which came into effect on 15 June 2017. The MCSA launched an urgent application in the High Court of South Africa (Gauteng Division) to interdict the implementation of the 2017 Mining Charter
(the "Interdict Application") pending a judicial review application on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMPR in developing the 2017 Mining Charter had been seriously flawed (the "2017 Review Application"). However, the Minister and the MCSA reached an agreement on 13 September 2017 under which the Interdict Application did not proceed as the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the 2017 Review Application by the MCSA. The 2017 Review Application was subsequently indefinitely postponed by agreement between the DMPR and the MCSA on the basis that the MCSA had entered into a new round of discussions with the President of South Africa, Cyril Ramaphosa, and the Minister. On 19 February 2018, the High Court of South Africa
(Gauteng Division) ordered that the DMPR and the MCSA also involve communities affected by mining activities in these new discussions relating to the 2017 Mining Charter.
When the 2017 Mining Charter was published, the MCSA re-enrolled the Main Application for hearing and the High Court of South Africa (Gauteng Division) hearing was held in December 2017.
On 4 April 2018, the High Court of South Africa (Gauteng Division) delivered its judgment (the "2018 Judgment"). The effect of the 2018 Judgement is that mining companies are not required to re-empower themselves after their HDP shareholders have sold out and that the DMPR cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMPR seeks to enforce were made a term or condition of the mining right. The High Court of
South Africa (Gauteng Division) also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed under section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms of conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorised. On 19 April 2018, the DMPR filed a notice of intention to appeal the judgment of the
High Court of South Africa (Gauteng Division), but later withdrew its appeal in August 2020.
On 27 September 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on 19 December 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes new obligations and increased participation by HDPs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with Mining Charter III was on or before 31 March 2020, although on 11 April 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act as part of the measures to address, prevent and combat the spread of
Covid-19, which extended the date for submission of the first annual report to 1 June 2020. Harmony submitted its first report under Mining Charter III within the specified deadline, and has timely submitted subsequent reports.
Some of the material changes introduced by Mining Charter III include:
•in relation to existing mining rights, the continuing consequences of historical black economic empowerment (''BEE'')
transactions will be recognised and existing right holders will not be required to increase their HDP shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDP ownership or where they achieved the 26% HDP ownership but their HDP shareholder has since exited;
•in relation to the renewal and transfer of existing mining rights, historical BEE credentials will not be recognised and mining companies will be required to comply with the ownership requirements in relation to new mining rights (see below);
•in relation to new mining rights (granted after 27 September 2018) mining companies must have a minimum of 30% BEE shareholding distributed as follows: a minimum of 5% non-transferable carried interest to qualifying employees; a minimum of 5% non-transferable carried interest to host communities, or a minimum 5% equity equivalent benefit; and a minimum of
20% to a BEE entrepreneur, 5% of which must preferably be for women; "carried interest" is defined as "shares issued to qualifying employees and host communities at no cost to them and free of any encumbrances. The cost for the carried interest shall be recovered by a right holder from the development of the asset";
•applications for mining rights lodged and accepted prior to 27 September 2018, will be processed in terms of the Amended
Charter (i.e. with a 26% HDP ownership requirement) but with a further obligation to increase their HDP shareholding to
30% within five years of the granting of the right;
•BEE shareholding may be concluded at holding company level, mining right level, on units of production, shares or assets and where it is concluded at any level other than mining right level, the flow-through principle will apply;
•the permitted beneficiation off-set of up to 11% against the HDP ownership requirement contained in the Original Charter and Amended Charter has been reduced to 5% unless it was "claimed" prior to 27 September 2018;
•a minimum of 70% of total mining goods procurement spend (including non-discretionary expenditure) must be on South
African manufactured goods, allocated amongst HDP owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;
•a minimum of 80% of the total spend on services (including non-discretionary expenditure) must be sourced from South
African companies, allocated among HDP owned and controlled companies, women and youth owned and controlled companies and BEE compliant companies;

•mining companies must achieve a minimum representation of HDPs in the following management positions: 50% on the
Board of directors (20% of which must be women), 50% in executive (20% of which must be women), 60% in senior management (25% of which must be women); 60% in middle level (25% of which must be women); 70% in junior level
(30% of which must be women) and 60% in core and critical skills. In addition; HDPs with disabilities must constitute 1.5%
of all employees;
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
On 26 March 2019, the MCSA instituted judicial review proceedings in High Court of South Africa (Gauteng Division) for an
order reviewing and setting aside certain provisions of Mining Charter III. The provisions challenged by the MCSA relate to those which, among other things:
•provide that mining rights holders must at all times comply with the ownership requirements imposed under Mining
Charter III;
•stipulate that the continuing consequences of historic empowerment transactions will not be recognised if existing mining rights are renewed or transferred to third parties;
•impose the procurement thresholds for goods and services; and
•indicate that the Minister may invoke the sanctions prescribed under the MPRDA, if a mineral right holder fails to comply with the threshold requirements imposed under the Mining Charter III.
The application aligns with the MCSA’s previously stated view that most aspects of the Mining Charter III represent a reasonable and workable framework. However, the MCSA’s application contended that Mining Charter III does not fully recognise the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. According to the MCSA, this constitutes a breach of the declaratory order on the matter issued by the High Court of South Africa (Gauteng Division) in April 2018. On 30 June 2020, the High Court of South Africa (Gauteng
Division) ordered that various mine-affected communities and trade unions be joined as parties to the MCSA's application. The
MCSA's application was heard before a full bench of judges in May 2021. The 2021 Judgement was handed down on 21
September 2021, setting aside certain of the problematic provisions, while providing that the remainder of Mining Charter III should continue in force. In November 2021, the DMPR informed National Assembly's Portfolio Committee on Mineral
Resources and Energy that it does not intend to appeal the outcome of the 2021 Judgment, but instead will consider steps to achieve the empowerment objectives through legislative amendments to the MPRDA.
The 2021 Judgement was discussed at the parliamentary mineral resources and energy committee meeting on 18 March
2022. The meeting involved various stakeholders such as labour unions and the MCSA to present their views on the 2021
Judgement. To date, there have been no developments with regards to the above-mentioned views of the stakeholders.
For details of our compliance in the regard, see “Integrated Annual Report for the 20-F 2025 – Governance – Mining
Charter III – compliance scorecard” on pages 227 to 228.
The Royalty Act
The Mineral and Petroleum Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008,
were assented to on 21 November 2008 with the commencement date set as 1 May 2009; the date on which royalties became payable was deferred to 1 March 2010. Royalties are payable by the holders of mining rights to the government according to formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2025, the average royalty rate for our South African operations was 2.79% of the gross sales leviable amount.
The BBBEE Act and the BBBEE Amendment Act
The BBBEE Act, 53 of 2003 (the "BBBEE Act"), which came into effect on 21 April 2004, established a national policy on broad-based black economic empowerment with the objective to (i) remedy historical racial imbalances in the South Africa economy and (ii) achieve economic transformation, by increasing the number of black people who participate in the mainstream
South African economy. The BBBEE Act provides for various measures to promote BEE participation, including empowering the
Minister of Trade and Industry to issue Codes of Good Practice (the "BBBEE Codes"), with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. The BBBEE
Codes were first published in 2007, and were revised in 2013 (although the revisions only came into effect in 2015). The BBBEE
Codes sought to provide a standard framework, in the form of a "generic scorecard", for the measurement of BBBEE across all sectors and industries operating within the South African economy and sought to regularise such sectors and industries by providing clear and comprehensive criteria for the measurement of BBBEE.

On 24 October 2014, the BBBEE Amendment Act, 46 of 2013 (the “BBBEE Amendment Act”), came into effect. The
BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on 24 October 2015.
On 27 October 2015, the Minister of Trade and Industry published a government gazette notice declaring an exemption in favour of the DMPR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months.
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
For purposes of the BBBEE Act, the Mining Charter is not a "sector code". It is not clear at this stage how the Mining
Charter and BBBEE Codes relate to each other. The government may designate the Mining Charter as a sector code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister of Trade and Industry can be read as confirmation that the Department of Trade and Industry regards the BBBEE Codes as “applicable” to the Mining Industry after the exemption was lifted on 27 October 2016.
On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of sector codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a sector code. This supports the interpretation BBBEE Act did not intend to trump the
Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future and, in any event, our view is that the DMPR is likely to continue implementing the
Mining Charter and it is unlikely that the DMPR will begin applying the BBBEE Act and BBBEE Codes in administering the
MPRDA, since in order to do so will potentially require an amendment of the MPRDA.
Housing and Living Standards
Mining right holders are required to develop, in consultation with organised labour, relevant municipalities and the DWS, a housing and living conditions plan taking into account various principles in giving effect to the above objectives including, engaging with all relevant stakeholders, ensuring equity in the implementation and administration of the housing of employees, providing employees with a range of housing options (such as subsidised rental, private ownership, living out allowances and government subsidised ownership) and ensuring that all housing facilities are developed or redeveloped with access to electricity, water and ablutions in accordance with the requisite norms and standards.
Resettlement Guidelines
On December 11, 2019 the Minister published the Housing and Living Conditions Standard for the Minerals Industry (the
"Housing and Living Conditions Standard"). The purpose of the Housing and Living Conditions Standard is to ensure that mine employees are provided with adequate housing, healthcare services, balanced nutrition and water. The Housing and Living
Conditions Standard applies to existing and new mining right holders. The underlying purpose of the Housing and Living
Conditions Standard is to develop decent single and family housing units for mine employees and their families.
The Minister published the final Mine Community Resettlement Guidelines, 2022 ("Resettlement Guidelines") for
implementation on 30 March 2022, on which date they also became effective. The Resettlement Guidelines apply to applicants and holders of mining rights, prospecting rights and mining permits pursuant to the MPRDA, which result in the displacement of parties. Resettlement is guided by several fundamental principles including meaningful consultation, gender equality, the avoidance of resettlement, where possible, rules concerning meetings and the protection of existing rights.
Pursuant to the Resettlement Guidelines, applicants and holders of mining rights will need to make provision for a
Resettlement Plan, Resettlement Action Plan and a Resettlement Agreement. The Resettlement Plan sets out the nature of the project, its expected impacts, the manner in which consultation will be implemented and the various cost implications for the resettlement. The Resettlement Action Plan sets out the specific steps that the holder will need to meet to implement the
Resettlement Plan and the Resettlement Agreement records the commitments made by the holder. There are no specific requirements in the Resettlement Guidelines regarding the content of these agreements. However, all stakeholders should be engaged and commit to their respective obligations.
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
In terms of the Geoscience Regulations, entities which hold historical information relating to onshore and offshore geoscience data and information are obliged to notify the CG that such data and information is in their possession. Following such notification, the CG, at its expense, must arrange to collect the data and/or information. Lastly, the Geoscience Regulations classify all geoscience data and information not related to prospecting and reconnaissance, preceding the coming into operation of these Geoscience Regulations, as historical data, and the same provisions and time described above will apply.
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
Mineral Rights – Australia
In Australia, mining is regulated by the laws of the state in which the deposit is situated and the mining activity occurs. In fiscal 2025, our only current mining-related activity in Australia was the Eva Copper Project, located in the State of Queensland.
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
As part of the MAC acquisition, we have acquired the CSA copper mine on 24 October 2025, an operating underground copper mine located near Cobar in the State of New South Wales. The MAC acquisition, our Australian operations will therefore include assets in both Queensland and New South Wales. Mining in New South Wales is regulated by the Mining Act 1992
(NSW), the Work Health and Safety (Mines and Petroleum Sites) Act 2013 (NSW), and associated regulations, codes of practice and guidelines.
Mineral Rights – Papua New Guinea
Mineral rights in PNG are regulated by the PNG Mining Act. The PNG Mining Act stipulates that all minerals are the property of the PNG Government and, subject to the PNG Mining Act, all land is available for exploration and mining.
The PNG Department of Mining comprises three departments or authorities. The issuance and administration of mining tenements under the PNG Mining Act is effected through the offices of the PNG MRA established under the PNG Mineral
Resources Authority Act 2018; mining operations are administered by the Chief Inspector of Mines under the PNG Mining
(Safety) Act; and mineral policy is administered by the PNG Department of Mineral Policy and Geohazards Management.
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
•mining easements; and
•leases for mining purposes.
These tenements generally confer exclusive rights on the holder to exercise their rights thereunder. However, in PNG, citizens have the right to carry out non-mechanised mining of alluvial minerals on land owned by them, provided that an alluvial mining lease is obtained and provided there is not already a mining lease or Special Mining Lease over the subject land.
PNG exploration licenses contain a condition that, if there is a mineral discovery, the PNG State has a back-in right under
Section 17 of the PNG Mining Act. This right allows the PNG State at any time before the start of mining, to acquire a participating interest of up to 30% in the discovery by paying a price equal to its pro-rata share of accumulated exploration expenditures. Once this interest is acquired, the PNG State must contribute its pro-rata share of future exploration and development costs unless otherwise agreed.
In addition, PNG mining legislation and mining tenements contain provisions and conditions, the breach of which may result in the imposition of a fine, imprisonment or the cancellation of the tenement.
Almost all land in PNG is owned by a person or group of persons under customary ownership and is not generally overlaid by landholder title. The customary owners of the land have in some instances been formally identified through the work of the
Land Titles Commission. However, there is often considerable difficulty in identifying landholders of a particular area of land because land ownership may arise from both contract and inheritance, and because of the absence of a formal written registration system.
Prior to commencing exploration, compensation for loss or damage must be agreed with the landholders. Prior to commencing mining, written agreements must be entered into with landholders dealing with compensation and, in company with the PNG Government as a party, a memorandum of agreement dealing with such other matters as the sharing of royalties and other mining benefits among and between landholder groups and Provincial and local government entities.
Along with standard corporate and other taxes and levies, mining companies must pay royalties to the PNG Government and a levy to the PNG MRA, based on production.
The Hidden Valley Mine MOA, which was executed in 2005, is currently under review, with a draft CDA presently with the
PNG State Solicitor for consideration prior to execution. Under the current MOA (and contained within the draft CDA), an agreed share of the royalties paid by us to the PNG Government is allocated among the Morobe Provincial and local level governments and various landowner groups. Also, the MOA (and draft CDA) contains agreed national content, localisation and social performance plans, which address various aspects of procurement, business development, employment and training and other community support.
A Wafi-Golpu CDA will be entered into in the course of the permitting of the Wafi-Golpu Project, pursuant upon the conduct of a consultative Development Forum convened by the PNG Government at which all directly-affected landholder community groups will be represented.
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG
Government agencies. In addition, PNG mineral policy and mining-specific sector policies have also been variously presented for discussion and/or drafted and introduced, including a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy, a national content policy, a gold bullion policy and a mine closure policy and mining project rehabilitation and closure guideline.
The process and extent of PNG mining regime review and change escalated materially with the appointment of Hon James
Marape M.P. as Prime Minister of PNG in May 2019. Since that time, the PNG Government has strongly advocated a policy of resource nationalism generally referred to as "Take Back PNG", including a review and restructuring of resource laws so as to increase the PNG Government's share of the proceeds from mining, enhance landholder and provincial government equity participation in mining projects, and promote direct involvement in mining and exploration by a state-owned entity ("SOE"). Until this process is concluded, the ultimate form of the future PNG mining regime is uncertain.
Various draft revisions of the PNG mining regime have been circulated for comment and/or introduced, including:
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

•In July 2020 a proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the
Commercialisation of State Businesses (the “PNG Organic Law") was tabled for reading in Parliament. The draft Organic
Law proposed material alterations to the legislative and regulatory regime governing mining in PNG, including the transfer of ownership of minerals from the PNG Government to an SOE which would not be subject to the PNG Mining Act or the regulation of the PNG MRA. It also proposed transforming the methodology of the PNG Government's participation in mining operations from a concessionary to a production sharing regime, but was silent on the form and content of the production sharing regime to be entered into, which arrangements it envisaged would be negotiated by the SOE on a case-
by-case basis. The PNG Organic Law was not progressed and it is presently uncertain if it will be adopted, or (if adopted)
whether or how the PNG Organic Law will be applied to our current operations and projects in PNG.
•In November 2021, the PNG Government announced it intended to set up a gold refinery and gold bullion repository in-country as part of its downstream processing initiative. A National Gold Corporation Bill was tabled, proposing to establish a statutory monopoly over gold refining whereby all refining of all PNG gold products would by force of law be required to be performed exclusively by a refinery operated, nominated or appointed by the National Gold Corporation, and compelling all PNG gold producers (including alluvial miners) by force of law to deliver their gold products to it for refining.
These provisions would have material commercial and legal implications for all producers. After very strong public resistance, objections from PNG CORE and opposition from within government ranks also, the Bill was formally withdrawn in June 2024 for further consideration of the issues. It is presently uncertain if the proposed or similar provisions will be
(re)introduced at some future time, or (if adopted) whether or how they will be applied to our current operations and projects in PNG.
•In August 2023, the PNG Department of Commerce and Industry presented a draft "Papua New Guinea National Content
Policy for Resource Sectors 2023-2027" for public and industry consideration. The policy is designed as a roadmap to provide an overarching and strategic policy directions and institutional framework to promote and facilitate greater national participation and partnership in all resource development investments in PNG. It covers six key policy focus areas: (i)
Domestic procurement of goods and services; (ii) Supplier and entrepreneurship Development; (iii) Employment
Opportunities for Papua New Guineans; (iv) Skilled Workforce Development for Graduates; (v) Greater equity participation by Papua New Guinean institutions and citizens; and, (vi) Oversight on investments on sustainable development for project impacted landholder communities and the economy as a whole. "The Papua New Guinea National Content Policy for
Resource Sectors 2023” was officially launched in August 2024.
•In April 2024, a further proposed revision of the PNG Mining Act was circulated for comment, including the introduction of a right to the PNG Government to acquire 30% equity in a project at no cost to the PNG Government, a provision requiring that applicants demonstrate their financial capacity to develop the project as a condition precedent for grant of a mining lease, including proof of readily available funds of no less than 50% of the projected capital costs of the development, and an increase in mining royalties between the range of 5% and 10%. The proposed revisions were strenuously resisted by
PNG CORE on behalf of industry.
•In February 2025, the Minister for Mining introduced the PNG Draft Mining Bill 2025, which largely reflects the April 2024 proposal. Since that time, the PNG Government has indicated that is will initiate an independent economic assessment of the proposals and thereafter engage with PNG CORE and other stakeholders.
It is currently uncertain if or to the degree the proposed revisions will be progressed and (if and to the degree they are adopted) whether or how they will be applied to our current operations and projects in PNG. We continue to engage with the
PNG Government and relevant regulators on these matters, indirectly through the offices of PNG CORE and directly with the
PNG MRA and the DMPGM.
Health and Safety - South Africa
Health and Safety at mining operations in South Africa is governed by the MHSA, as well as the Regulations binding thereunder. The objectives of the MHSA are listed in section 1 of the MHSA and included among others, the protection of the health and safety of persons at mines, effective monitoring of health and safety conditions, promotion of a culture of health and safety at mines, provision for enforcement of health and safety measures and provision of investigations and inquiries.
The MHSA and its regulations place upon an employer the duty to protect, as far as reasonably practicable, the health and safety of both employees (which includes employees of independent contractors) performing work at a mine and non-employees
(such as visitors to a mine and the public who live in close proximity to the mine). "Employer” is defined in section 102 of the
MHSA as the “owner of a mine”, and in turn, an “owner “ includes the holder of the prospecting permit or mining authorisation issued under the MPRDA.
The employer is ultimately responsible for ensuring that applicable provisions of the MHSA and binding regulations thereof, are complied with to ensure the health and safety of persons, as far as reasonably practicable and to prevent damage to property.
Importantly, the MHSA prescribes, among other things, general and specific duties for employers and other persons, determines penalties for non-compliance with the MHSA and relevant binding regulations thereunder, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. The MHSA also codifies the right of employees to refuse to work in dangerous conditions and the MHSA further places an obligation on employees to protect their own health and safety, as well as the health and safety of other persons.
See “Integrated Annual Report for the 20-F 2025 – Social stewardship – An engaged workforce” on pages 154 to 165 and
"Integrated Annual Report for the 20-F 2025 – Social stewardship – Holistic health and wellness” on pages 141 to 153.

The MHSI of the DMPR is responsible for the enforcement of the MHSA and relevant binding regulations thereunder. The
DMPR also plays an important role in the promotion of health and safety at mines. The MHSI comprises of a Chief Inspector of
Mines, Deputy General, Principal Inspectors of Mines for each region and various Senior Inspectors and Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the MHSI may take a number of enforcement measures which may include the following:
•the issuing of statutory instructions (for example notices in terms of section 54 or section 55 of the MHSA) if an Inspector of
Mines has reason to believe that any occurrence, practice or condition at a mine endangers the health and safety of any person at a mine, or alternatively if an Inspector of Mines has reason to believe that a provision of the MHSA has not been complied with. A notice in terms of section 54 of the MHSA, may halt all mining operations undertaken at a mine or part thereof. If a mine receives notices in terms of section 54 of the MHSA regularly, the production stoppages and the additional costs incurred as a result thereof will not only affect the production results of a mine but also the reputation and business of a mine. If, however, a notice in terms of section 54 of the MHSA has been issued unlawfully, the mine may appeal the said notice to the Chief Inspector of Mines. The aforesaid appeal does not suspend the operation of the notice issued in terms of section 54 of the MHSA. To suspend the operation of the notice in the above instance, a mine must lodge an urgent application to the Labour Court (being the court with jurisdiction) requesting the suspension of the operation of the notice issued in terms of section 54 of the MHSA;
•the suspension or cancellation of certificates of competency - the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or relevant binding regulations thereunder;
•recommendation for criminal prosecution - a Principal Inspector of Mines may recommend prosecution to the National
Director of Public Prosecutions if satisfied that there is sufficient admissible evidence that an offense has been committed.
Any person convicted of an offence in terms of the MHSA may be issued with a fine or sentenced to imprisonment as may be prescribed; and
•Imposition of administrative fines - a Principal Inspector of Mines may, after considering the recommendation of an
Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst others, the provisions of the MHSA and the relevant binding regulations thereunder. In terms of Table 2 of
Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is R1 million per transgression. If a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision to impose an administrative fine.
In addition to the above, the MHSI also institute investigation and/or inquiry proceedings in terms of the MHSA an accident or occurrence at a mine, which results in the serious injury, serious illness or death of a person.
To address issues relating to occupational illnesses, injuries and compensation for such injuries or illnesses, South Africa has established two statutory systems for the payment of compensation for occupationally related injuries and certain occupationally related diseases, namely, COIDA and ODMWA. COIDA applies to the compensation of all occupational injuries
(including payment of compensation in the event of the death of the injured employee), whether or not it occurs in or outside the mining industry. ODMWA applies to diseases which are defined as “compensatable diseases”, being primarily occupationally related lung diseases like silicosis.
Notably, COIDA indemnifies the employer against claims by the employee or his/her dependents for damages incurred as a result of occupational injuries and diseases. However, the Constitutional Court held in Mankayi v AngloGold Ashanti Limited
2011 (3) SA 237 (CC) that although COIDA applies to occupational diseases in general, COIDA does not apply in instances where the disease in question is a compensatable disease in terms of ODMWA and which was contracted as a result of the performance of “risk work” at a “controlled mine”. The Court further held that if an employee contracts a compensatable disease as defined in ODMWA, the employee would still be entitled to claim common law damages from the employer. It should also be noted that COIDA does not indemnify an employer against claims lodged by persons other than employees (i.e claims lodged by independent contractors or other persons affected by mining operations) for damages incurred as a result of occupational injuries or diseases.
In June 2022, the Minister released the draft MHSA Amendment Bill for public comment. The Minister published an executive summary of the MHSA Amendment Bill, 14 October 2024. However, the MHSA Amendment Bill, 2024 has not yet
been tabled in Parliament. In terms of the MHSA Amendment Bill certain provisions of the MHSA will be amended. The MHSA
Amendment Bill contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill provides for (among others things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly CEOs), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programs. The MHSA Amendment Bill also introduces a new offence of corporate manslaughter, being that the employer will contravene or fail to comply with the MHSA if it fails to comply with a duty in terms of the MHSA and if such conduct resulted in a person’s death or in serious injury or illness of a the person. The effect of the provisions in the MHSA Amendment Bill are of that the defences on which the employer may rely to escape liability, are limited.

Health and Safety – Australia
In Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the MQSH Act and the MQSH Regulations. Risk is effectively managed when all persons individually and as part of their respective workgroups and organisations take action to keep risk at an acceptable level, being the conduct of operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury and the severity of the injury. The MQSH Act was amended by the RSHLA
Act, with key amendments expanding safety obligations for mine operators including the requirement to implement critical controls within safety and health management systems.
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
The objects of the MQSH Act are to protect the safety and health of persons at mines and persons who may be affected by operations; and require that the risk of injury or illness to any person resulting from operations is at an acceptable level. Risk is considered effectively managed when all persons individually, or as part of their respective workgroups and organisations, take action to keep risk to an acceptable level; i.e., conducting operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury or illness to the person, and the severity of injury or illness. In some cases this is demonstrated by following applicable regulations or guidelines and adopting stated measures, or where no regulation or guidelines are in place, by taking reasonable precautions, and exercises proper due diligence.
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
Other offences (i.e., non-serious offences) may be prosecuted by either the WHS Prosecutor or the chief executive officer of RSHQ. Queensland legislation also allows any person to request that the WHS Prosecutor commence a prosecution against another person in certain circumstances, i.e., when the person reasonably considers the other person has committed a “serious offence" and no prosecution has been brought in relation to the act, in which instance the WHS Prosecutor has three months to investigate and respond.
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
The legislation places obligations on the operator of a mine, the site senior executive and others to ensure that, among other things, the risk to persons from operations is at an acceptable level and that safety and health management systems are developed and implemented. The legislation contemplates that operators and site senior executives will be assisted by site safety and health representatives elected by the workers at the mine site, site safety and health committees, District workers’
representatives and appointed inspectors, inspection officers and authorised officers with powers inter alia of site access, inspection and seizure.
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
The PNG Mining (Safety) Act and the relevant binding regulations issued thereunder are currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the
DMPGM released the MWSH Bill and has subsequently proposed various other amendments to the PNG Mining (Safety) Act, however has not enacted the MWSH Bill or other amendments.

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
See above under "– Regulation – Mineral Rights – Papua New Guinea".
See “Integrated Annual Report for the 20-F 2025 – Social stewardship – An engaged workforce” on pages 154 to 165 and
"Integrated Annual Report for the 20-F 2025 – Social stewardship – Holistic health and wellness” on pages 141 to 153.
Laws and Regulations Pertaining to Environmental Protection - South Africa
In South Africa, environmental matters are regulated by national, provincial and municipal laws in line with each level of government under South Africa's Constitution and relevant legislation. Key legislation includes the NEMA, the NWA, the Air
Quality Act, the National Environmental Management: Waste Act, the National Nuclear Regulator Act, 47 of 1999, the National
Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of 1999, the Carbon Tax Act,
the Climate Change Act and the MPRDA.
This legislation commonly requires businesses whose operations may impact the environment to obtain permits, authorisations and other necessary approvals. Businesses and authorities must also monitor compliance to ensure that the conditions under these permits, authorisation and other approvals are fulfilled. In addition, the legislation may require compliance with standards or levels that do not require authorisation and impose a duty of care on businesses to take reasonable measures are implemented to prevent pollution or environmental degradation from occurring, continuing or recurring.
NEMA
Section 24 of South Africa's Constitution is the cornerstone of South African environmental law. It affords every person the right to an environment that promotes their health and well-being and places an obligation on the state to create legislation and other instruments to give effect to this right taking into consideration the principles of sustainable development.
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the
NEMA. The NEMA is “framework legislation”; which provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include the principles of inter-generational equity, the polluter pays principle, the cradle to grave principle and the principle of sustainable development
(the “Section 2 Principles”).
Listed Activities and competent authorities
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that may have an effect on the environment. Chief among these tools is the environmental authorisation process. Under section 24(1) of the NEMA, the Environment Minister may identify activities that may not commence without an environmental authorisation (the “Listed Activities”).
The Environment Minister published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA
Regulations contemplate two application processes for an environmental authorisation: a "basic assessment" ( an abridged process for lower-impact activities) and a "environmental impact assessment" ( a more detailed process for higher-impact activities). Activities in Listing Notices 1 and 3 trigger a basic assessment process, while those in Listing Notice 2 require a full scoping and environmental impact assessment. The decision period for granting or refusing environmental authorisation is capped at 300 days, excluding any appeal process. However, due to administrative delays, this timeline is not always met.
The DMPR, the competent authority responsible for implementing and enforcing environmental law relating to prospecting and mining activities, including issuing environmental authorisations. Any decisions by the DMPR under the NEMA and other environmental management Acts are appealable to the DFFE.
Commencing a Listed Activity without an environmental authorisation is an offence, though applicants may seek retrospective authorisation in terms of section 24G of the NEMA. The DMPR may reject a section 24G application, order environmental rehabilitation or impose corrective actions. Even if authorisation is granted, the applicant must pay an administrative fine (up to R10 million) and remains exposed to potential criminal liability which includes fines (up to R10 million)
and/or imprisonment up to 10 years. In addition, a convicted person may include be required to pay damages or penalties and/
or the costs of the prosecution. Directors may also be held liable for the same penalties and will need to overcome a reverse onus provision to avoid liability.
Financial provision
Upon the cessation of mining operations or termination of the right, we must apply for a closure certificate. Until the
Minister issues a closure certificate, a mining right holder annually assesses the environmental liabilities of the mining operation
(including the pumping and treatment of extraneous water) and put up financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. If the Minister grants a closure certificate, he or she may release the financial provision but is entitled to retain part of the provision for future latent or residual liabilities. Under the NEMLAA, any financial provision retained by the Minister must be transferred to an account managed by the Minister, or in the case of insurance, the Minister must be able to access the funds directly. Notwithstanding this, we will remain responsible for any such latent or residual liabilities should they arise. If such liabilities arise, the DMPR may elect to implement the measures using the retained funds and recoup any shortfall from us. We will have no control over the way such funds are utilised to remedy the liability. If no liabilities arise, there is no mechanism in which we can reclaim these unused funds.
The Financial Provision Regulations, 2015 sought to rectify certain alleged shortcomings of guidelines (the "DMPR
Guidelines"), issued by the DMPR (as it was known at the time) by requiring the inclusion of preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation (even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds to the Minister as security for possible latent and residual post-closure environmental impacts.
The Financial Provision Regulations, 2015 impose much more stringent obligations on mining and prospecting rights holders than was required under the DMPR Guidelines. As a result, the mining industry has expressed its opposition to the
Financial Provision Regulations, 2015 and the date by when existing prospecting and mining rights holders were required to comply with the Financial Provision Regulations, 2015 has been indefinitely delayed until new regulations are published. Several draft regulations have been published for comment, but no new final regulations have been published. Any prospecting and mining rights applied for after the Financial Provision Regulations, 2015 came into effect are required to comply with the
Financial Provision Regulations.
The Financial Provision Regulations, 2015 apply to prospecting and mining operations. Processing residue stockpiles and residue deposits created prior to 1 May 2004 does not currently require a mining permit or a mining right. As a result, financial provision has not been required for these activities. Amendments to the MPRDA and NEMA, however, seek to incorporate these activities within the ambit of the MPRDA and the requirements to put up financial provision. This may require us to put up more financial provision for rehabilitation of these residue stockpiles and residue deposits. Even if these amendments are not forthcoming, we have a duty of care responsibility to take measures to prevent pollution or environmental degradation arising from these residue stockpiles and deposits.
See Item 5: "Operating and Financial Review and Prospects - Operating Results – Key factors affecting our results –
Electricity in South Africa – Climate Change, Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
Duty of care
The NEMA requires any person who has caused, is causing or is likely to cause significant contamination to take reasonable measures to address it. This obligation applies retrospectively and imposes strict liability. That is, we would be responsible for implementing reasonable measures even if we were not responsible for causing the pollution or environmental degradation. If we fail to implement the required reasonable measures, the competent authority — which includes the director-
general of the DFFE, the head of the provincial environmental department, the director-general of the DMPR or, since the
NEMLAA, a municipal manager — may issue a directive instructing that person to carry out specified measures. If the person does not comply, the competent authority may apply to court for an order compelling various parties, such as those in control of the activities at the time, property owners or those who failed to prevent the pollution or degradation, to contribute to the costs.
Enforcement
Environmental mineral and petroleum inspectors are responsible for monitoring and enforcing compliance with the NEMA and environmental management acts. These inspectors are authorised to, among other things, conduct investigations, carry out search and seizure operations and issue compliance notices.
Liabilities
Failing to comply with the NEMA or environmental management Acts, compliance notices, directives or permits, licences or authorisations is an offence and may, upon successful prosecution, result in significant fines of up to R10 million and/or 10 years imprisonment. In addition, it may result in damages claims, obligations to rehabilitate the environment, paying the costs of the prosecution and even director and employee liability. Any person may use the relevant provisions in the NEMA to initiate the prosecution of an entity, its directors and/or employees in their personal capacity.
Waste management
Under section 19 of the Waste Act, the Minister may publish a list of waste management activities that are likely to have a detrimental effect on the environment. No one may commence or undertake a listed activity unless they comply with the norms and standards created in terms of section 19(3) of the Waste Act or hold a waste management license. The list identifies activities for which a waste management license is required. Activities in Category A require a basic assessment, those in
Category B require a scoping and environmental impact assessment, and those in Category C do not require a license but must comply with published norms and standards.
Regulatory uncertainty surrounds management and re-processing of residue stockpiles and residue deposits created prior to 1 May 2004. These historical residue stockpiles and residue deposits currently fall outside the scope of the MPRDA (and therefore outside the jurisdiction of the DMPR) and, as such, it is not possible to obtain a mining right or a mining permit over such residue stockpiles or deposits. There are draft amendments to the MPRDA which seek to remedy this defect. Currently, historical residue stockpiles and residue deposits are regulated under the Waste Act insofar as they are considered “hazardous waste”.
Other waste management facilities constructed and/or operated by our operations may also be subject to licensing requirements, including hazardous waste disposal sites and central salvage yards.
Mines must also follow the management measures set out in the Regulations for Residue Stockpiles and Residue
Deposits. These regulations do not apply retrospectively to existing stockpiles and deposits if included in an approved EMPr but impose costly liner and barrier requirements for new ones established after that date

The Waste Act also regulates contaminated land, regardless of when the contamination occurred or whether it happened at a different time from the activity that caused it. Authorities must assess and report on contaminated land identified as investigation areas or reported by landowners. Depending on the risk level, authorities may direct monitoring, management or site remediation measures.
Failure to comply with the provisions of the Waste Act may result in penalties similar to those discussed under the NEMA above. See “Integrated Annual Report for the 20-F 2025 – Environment stewardship – Waste management” on pages 115 to
118.
Water use and pollution
The NWA regulates the management and water quality of water resources, including watercourses, surface water, estuaries and aquifers to ensure the sustainability of all water resources in the interests of all water users.
It defines water use to include taking, storing or diverting water; stream flow reduction activities; controlled activities under sections 37(1) or 38(1); discharging or disposing of waste into or near water resources; altering watercourses; removing underground water for safety or operational reasons; and using water for recreation.
Authorities regulate water use through water use licenses, general authorisations and the continuation of lawful water uses in place when the NWA took effect in October 1998. Most mining operations require a water use license, particularly for water abstraction, storage, effluent discharge, diversions and infrastructure that could pollute groundwater. These licenses are hard to obtain and involve lengthy application processes.
Mines must also comply with the water use regulations for mining in the Regulations on Use of Water for Mining and
Related Activities Aimed at the Protection of Water Resources, 1999, which were adopted under the NWA and restrict the location of mining infrastructure and require the separation of clean and dirty water systems, along with proper water management design.
The NWA also imposes a duty of care similar to the NEMA. Failure to comply may result in penalties similar to those under
NEMA.
Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations, 2016, require that we register our operations that involve fuel combustion activities related to mining and quarrying in excess of 10MW along with certain other activities associated with the mineral industry. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for each of the relevant GHGs and the IPCC emission sources by 31st
March of each year. The Technical Guidelines are a companion to the National Greenhouse Gas Emission Reporting
Regulations, 2016 and describe the reporting methodology as specified in the NEMAQA Air Quality Act .
See Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us” for a discussion regarding the laws governing GHG emissions.
Under the NEMAQA, companies conducting industrial activities listed in the Listed Activities and Associated Minimum
Emission Standards (“Listed Activities”) are required to obtain an atmospheric emission license (“AEL”) before commencing operations.
An AEL is issued by the relevant licensing authority, typically a local municipality or provincial government, and sets out conditions relating to emissions monitoring, reporting and the use of emission control technologies. License holders are generally required to submit regular emissions data and compliance reports to the authorities.
Failure to obtain or comply with the terms of an AEL may result in administrative penalties, suspension or revocation of the license or criminal prosecution under South African law.
Our operations in South Africa include activities that fall within the scope of the Listed Activities under NEMAQA.
Accordingly, we are required to, and do, maintain valid AELs for applicable sites. We are also required to comply with the associated minimum emission standards, conduct periodic emissions monitoring and report results to the relevant authorities.
Carbon Tax Act
The South African government introduced a carbon tax under the Carbon Tax Act with effect from 1 June 2019. The
Carbon Tax Act (together with the Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce GHG emissions. For more information regarding the Carbon Tax Act, see Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us” and Item 5: "Operating and Financial Review and
Prospects - Operating Results – Key factors affecting our results – Electricity in South Africa" and " – Climate Change,
Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
Climate Change Act
The Climate Change Act was signed into law on 23 July 2024. The Act came into effect on 17 March 2025 by the
President’s proclamation in the Government Gazette. However, the commencement of certain provisions of the Climate Change
Act has been deferred to a later date. As the deferred provisions are numerous, the Act remains largely inapplicable to many key areas. The reason for deferring these specific provisions is that the DFFE is developing a set of regulations that will enable implementation of these provisions. Some of the draft regulations are at an advanced stage of development and are expected to be published for public input and comment soon.

The Climate Change Act confirms that SETs will be set for GHG emitting sectors and sub-sectors which shall be reviewed and revised every five years. It is anticipated that the SETs will become more stringent over time. The Minister responsible for environmental affairs must identify GHG emitting activities and permissible GHG emission thresholds above which entities will be allocated a carbon budget and need to submit a GHG mitigation plan. It is anticipated that transitional arrangements will be developed which mirror the approach adopted under the Minimum Emissions Regulations published under NEMAQA.
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
The Minister responsible to environmental affairs may declare certain GHGs to be synthetic GHGs and specify if these must be phased out or phased down and the timeframes by when this must be achieved. One particular concern is that organs of state must review and if necessary amend “decisions” in order to ensure that the risks of climate change impacts and associated vulnerabilities are taken into consideration; and give effect to the principles and objects of the Climate Change Act in a review. These decisions may include existing administrative decisions such as environmental authorisations, atmospheric emissions licenses, mining or production rights and tenders granted to bidders under power procurement programmes for coal or gas. Before amending these decisions, the relevant organ of state must give the holder of such consents, approvals or awards (“the Consents”)
(i)adequate notice of the proposed amendments to or withdrawal of Consents pursuant to the review; and
(ii)a reasonable opportunity to make representations regarding the amendments or withdrawal. If the relevant organs of state fail to undertake the review, third parties such as non-governmental organisations (“NGOs”), may seek to compel these organs of state to undertake the Review in respect of particular Consents or classes of Consents. The proposed amendments to the Consents may have material implications on existing business and operations and may have an adverse effect on investment.
Laws and Regulations Pertaining to Environmental Protection – Australia
In the State of Queensland, mining operations are subject to the Queensland EP Act and Environmental Protection
Regulations 2019. The Queensland EP Act has as its object the protection of Queensland’s environment while allowing for development that improves the total quality of life, both now and in the future, in a way that maintains the ecological processes on which life depends (ecologically sustainable development). The Queensland EP Act and Environmental Protection
Regulations prescribe the preparation and assessment of environmental impact studies for purposes of the issuance of EAs to perform ERAs, which are assessed by the Queensland Department of Environment, Science and Innovation. It includes the preparation and assessment of environmental impact studies under the Act, and the process of grant and administration of
Environmental Authorities.
The Eva Copper Project was initially granted an EA on 12 July 2012 following approval of an EIS and an Environmental
Management Plan (“EMP”). The Eva Copper Project has since undergone various amendments, both major and minor in nature, with the current EA issued by the Queensland Department of Environment, Tourism, Science and Innovation on 23
October 2024. The Eva Copper Project is currently pursuing a further EA amendment, which is expected to conclude in 2026.
In addition, various other environmental legislation applies, including the EPBC Act and the NGER Act.
The EPBC Act is administered by the Commonwealth Department of Climate Change, Energy, the Environment and Water
(the "DCCEEW") and provides a legal framework to protect and manage nationally significant plants, animals, habitats and places in Australia. Projects that could have a significant impact on Commonwealth protected matters must be referred to the
Commonwealth Minister for Environment who will determine whether the proposed action requires assessment and approval under the EPBC Act. The decision to refer a project under the EPBC Act is a self-assessment process. The Eva Copper Project does not hold any approvals under the EPBC Act.
Detailed self assessments of the Eva Copper Project’s impacts to MNES have been completed over the course of
2022-2025 as the configuration of the project has evolved. The most recent assessment (March 2025) confirmed previous self-
assessment outcomes being that the Eva Copper Project is unlikely to have a significant residual impact on any MNES.
Consequently, the risk to the Eva Copper Project as a result of not previously being referred to the Commonwealth Minister for
Environment is considered to be low. Referrals under the EPBC Act may be necessary to support future change to the project and will be assessed and determined on a case-by-case basis.
The Australian Government is proposing changes to reform Australia’s national environmental laws, including the EPBC
Act. On 30 October 2025, the Australian Government’s Environment Protection Reform Bill 2025 was introduced to Parliament.
If passed, the law aims to deliver stronger environmental protection, more efficient project approvals, and greater accountability and transparency. Key aspects of the Bill include introducing a national Environment Protection Agency, mandating disclosure of emissions under the Government’s Safeguard Mechanism, ministerial powers to make National Environmental Standards, a new offsets regime including new net gain and establishment of a Restorations Contribution Holder, removing duplication between Commonwealth, state and territory approvals and assessment systems, and higher penalties for intentional and severe breaches of environmental law.

The NGER Act establishes the legislative framework for reporting GHG emissions, energy production and energy consumption and GHG projects by corporations in Australia. The NGER Act makes registration and reporting mandatory for corporations whose energy production, energy use or GHG emissions meet specified thresholds. Thresholds apply at facility-
level and corporate group level. Facilities or controlling corporations that exceed specified thresholds must register and report annually to the Australian Clean Energy Regulator. Entities must follow detailed guidance for estimating and reporting GHG emissions, energy production and energy consumption. This guidance is codified in the NGER (Measurement) Determination
2008, which outlines the methodologies and standards for compliance.
Disclosures under the NGER Act underpin Australia's climate policy, international reporting obligations, and a mechanism
(the “Safeguard Mechanism”) that provides a framework for Australia's largest emitters to measure, report and manage their emissions. Key risks associated with non-compliance with the NGER Act include enforcement action by the Clean Energy
Regulator, civil penalties (including fines and public enforcement notices), adverse audit findings and regulator scrutiny, and reputational risk associated with inaccurate or incomplete reporting noting that NGER data is publicly disclosed if above the publication threshold (currently 50,000 tCO2-e).
In addition to GHG and energy reporting obligations, the NGER Act requires large facilities, whose net emissions exceed the Safeguard Mechanism threshold, to keep their emissions at or below emissions baselines. The Safeguard Mechanism applies to facilities with scope 1 covered emissions of more than 100,000 tonnes of carbon dioxide equivalent ("CO2-e") per year. Reforms to the Safeguard Mechanisms came into effect on 1 July 2023 which apply a decline rate to facilities’ baselines so that they are reduced predictably and gradually over time on a trajectory consistent with achieving Australia’s emission reduction targets of 43% below 2005 levels by 2030, 62-70% below 2005 levels by 2035, and net zero by 2050.
Formal reporting for the project under the NGER Act has not yet commenced. As part of the Eva Copper Project feasibility study, predicted emissions have been quantified to determine the potential applicability of, and any potential obligations under, the Safeguard Mechanism.
A transitional Progressive Rehabilitation and Closure Plan has been prepared for the Eva Copper Project pursuant to section 754 of the Queensland EP Act. This plan outlines how the project will progressively rehabilitate and eventually close the site after mining activities have concluded. The plan is under review by the regulator.
In addition, in accordance with the Queensland EP Act, it is a condition of an EA for a resource activity that the holder must not carry out, or allow the carrying out of, a resource activity under the authority unless:
•an Estimated Rehabilitation Cost ("ERC") decision is in effect for the resource activity when the activity is carried out;
•the holder has paid a contribution to the scheme fund or given a surety for the authority under the MERFP Act; and
•the holder has complied with the requirements under the the MERFP Act for paying a contribution to the scheme fund, or giving a surety for the authority, as required from time to time.
An ERC decision and associated surety is currently in place for activities being undertaken in relation to the relevant mining leases. Revised ERC applications will need to be prepared and determined from time to time to authorise disturbance activities prior to the commencement of further construction and mining activities. As progressive rehabilitation is completed, the
ERC may be adjusted to reflect the reduced liability.
Sustainability-related disclosures and claims are subject to the general prohibitions against misleading and deceptive conduct under the Corporations Act and the Australian Securities and Investments Commission Act 2001 (Cth). These
provisions apply to both mandatory climate-related disclosures and voluntary sustainability statements made in investor communications, product disclosures, websites, and other public materials. ASIC Regulatory Guide 280 – Sustainability
Reporting (RG 280) outlines its expectations for entities making sustainability claims, including the requirement that such claims be factually accurate, based on reasonable grounds, and supported by verifiable evidence. ASIC also refers entities to
Information Sheet 271 – How to Avoid Greenwashing, which provides practical guidance on substantiating sustainability-related representations. ASIC has emphasized that sustainability claims must be clear, not overly broad or unqualified, and must reflect actual investment practices or operational realities. Misleading claims may expose entities and their officers to enforcement action, reputational damage, and stakeholder litigation.
We will also be subject to the Australian Sustainability Reporting Standard which came into effect in January 2025 - refer to
Item 3D: "Risk Factors - Risks Related to ESG – Climate change may present physical and transition risks that could materially and adversely affect our operations, profitability, and long-term sustainability".
Laws and Regulations Pertaining to Environmental Protection – Papua New Guinea
The PNG Environment Act and various related regulations and guidelines regulate the impact of industry and other activities on the environment and sets out the environmental permitting requirements for developments, including mining projects. The PNG Environment Act regulates discharges to air, land and water, and sets out the requirements for proponents to obtain an EP for the construction, operation and closure of prescribed activities having the potential to cause environmental harm. In most cases, a single, project-comprehensive EP is issued by the Managing Director of CEPA under the provisions of the PNG Environment Act, and an annual administration fee is payable for this permit.
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

An EIS is required for activities that are likely to have a significant adverse impact on the environment and other socio-
economic and/or cultural heritage aspects. This EIS must be lodged with CEPA for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
An EIS provides a full documentation of all environmental and social issues and committing to the employment of relevant mitigation measures in relation to the development activity. Typically, it addresses such matters as:
•overview of proposal;
•description of proposed activity;
•characteristics of receiving environment (physical, biological and social);
•waste minimisation; and
•environmental management, monitoring and reporting.
The PNG Government uses the EIS in accordance with statutory processes as the means to assess a project's impacts and benefits, and to decide whether the PNG Environment Minister should grant approval in principle for the project under the
PNG Environment Act. Thereafter, the Managing Director of CEPA may grant a Level 3 environment permit for the activity. The
EP presents the conditions with which we must comply, and reports outlining our performance against each condition are provided to CEPA annually.
In 2010, the PNG Government engaged the Scottish Association for Marine Science ("SAMS") to conduct an independent assessment of DSTP systems in PNG with consideration to international best practice, and to prepare the guidelines resulting from this assessment (referred to as "SAMS 2010"). SAMS 2010 are referenced in the PNG Government’s Terms of Reference for an EIS for DSTP projects.
An EIS was submitted to CEPA on 25 June 2018 and an EP for the Wafi-Golpu Project was issued on 18 December 2020.
An EP is normatively a single, project-comprehensive document which presents all the conditions with which we must comply, and the issued permit includes conditions relating to DSTP. An annual administration fee is payable and reports outlining our performance against each condition must be provided to CEPA annually.
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
Cultural heritage sites are protected under the PNG Conservation Areas Act 1978, which regulates the conservation of sites having particular historic, scientific and social importance in coordination with the provisions of EPs issued under the PNG
Environment Act, and archaeological permits issued by the PNG National Museum and Art Gallery.
Potential Changes to PNG Environment Laws
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Biodiversity Offset Policy (which anticipates biodiversity offset payments to support biodiversity incentives) and a National Oceans Policy.
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and
Harmony continues to engage with the PNG Government on these matters through the offices of the PNG CORE and directly with CEPA and the the PNG MRA in relation to PNG mining legislation, mining leases and mine closure planning. See Item 3D
“Risk Factors – Risks Related to ESG – We are subject to extensive environmental regulations in the countries in which we operate, and compliance costs, regulatory changes, and potential non-compliance could have a material adverse effect on our business, operating results and financial condition - Papua New Guinea”.

Labour Relations
South Africa
Employee relations in South Africa are guided by employment legislation, most notably the Labour Relations Act, 66 of
1995, as well as internal policies regulating union recognition. Harmony’s employment relations is predicated on inclusion and collaboration. A South African policy framework referred to as the Employee Relations Framework Policy guides mine-based recognition agreements. In South Africa, five trade unions are active at company level. For any of these trade unions to be recognised at an operation, a minimum of 20% representation of employees at a specific operation is required. As at fiscal year-
end, the recognised trade unions and their corresponding representation at company level were as follows: the National Union of Mineworkers (at 50.28%); the Association of Mineworkers and Construction Union (at 30.26%); the United Association of
South Africa (at 4.79%) Nationa Union of Metalworkers of South Africa (at 6.62%) and Solidarity (at 2.13%). Approximately 94%
of our South African workforce belong to a recognised trade union. On 4 April 4 2024, Harmony announced the acceptance of a five-year wage agreement by the unions, effective from 1 July 2024. See “Integrated Annual Report for the 20-F 2025 – Social
stewardship – An engaged workforce” on pages 154 to 165.
Australia
Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Australian Fair Work Act,
28 of 2009 and the National Employment Standards.
In Queensland, there are a number of well-established mining trade unions, particularly in the coal and energy sectors. At present, our Australian workforce is not unionised. However, if the Eva Copper Project moves into the development and operational phases, we expect a portion of our workforce to become unionised; moreover unions could in the future initiate enterprise bargaining under the Australian Fair Work Act 2009 or under the Queensland Industrial Relations Act 2016, which is a formal process in which an employer and a group of employees (usually represented by unions) negotiate a legally binding enterprise agreement. This process of unionisation may also be further prompted by the possible passage of a proposed
Queensland Industrial Relations and other Legislation Amendment Bill 2022.
Papua New Guinea
Employee relations in PNG are regulated by the PNG Employment Act of 1978 and the PNG Employment of Non-Citizens
Act 1978. Individual contracts are entered into, and the workforce is not unionised. Wages are guided by independent market research that compares mining, oil and gas companies in the region.
In August 2024, "The Papua New Guinea National Content Policy for Resource Sectors 2023” was officially launched by the PNG Department of Commerce and Industry, one policy area of which is “employment opportunities for Papua New
Guineans”.
Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. In addition, Hidden Valley mine employment is guided by the Employment and Training
Plan appended to the Hidden Valley MOA dated August 2005 between Morobe Consolidated Goldfields Limited, the PNG
Government, provincial and local governments and the Landowner Association. The Hidden Valley MOA requires that, as far as is reasonably possible, preference in training and employment is given to local and landholder candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley mine’s license to operate.
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
These chemicals are available from a limited number of suppliers and with the exception of cyanide do not represent a material portion of the Company’s costs. Given the challenges associated with suppliers, ageing production plants and reliability thereof,
Harmony is currently experiencing continued interrupted supply of the foregoing stated reagents as well as other critical consumables utilised in the production of gold across our global operations. The latter has negatively impacted Harmony’s purchasing power and security of supply. As a result of sourcing from third-party raw materials suppliers importing consumables internationally, the security of supply is at a higher premium. Additionally, our stocking strategies account for potential lead time variation and supply constraints, thus minimizing the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, we believe our contractual terms which include rise and fall clauses are dynamic enough to mitigate the market movement volatility.

An abrupt increase in global trade tensions, along with a sharper-than-expected slowdown in global economic growth caused significant disruptions in financial markets and the demand for key commodities. Additional factors impacting commodity prices include trade and economic policy uncertainty, supply disruptions, and rising global average temperatures with weather-
related shocks. While some commodities reached higher price levels, there were certain commodities that displayed bearish trends. In the precious metal market, gold prices reached a record high in 2025, driven by growing economic uncertainty and heightened trade tensions. The industrial metal market exhibited mixed trends with aluminium prices reaching elevated levels due to front loaded demand ahead of a US tariffs increase in mid-March 2025, whilst copper prices strengthened earlier in the year before weakening rapidly as trade tensions escalated and the global growth outlook deteriorated. Nickel prices decreased to their lowest level since 2020 due to rising output levels and increased London Metal Exchange ("LME") warehouse stocks, whilst lead prices decreased amid improved supply conditions. Energy prices, which serves as a major contributing factor in the production of key gold producing chemicals such as cyanide, caustic soda, hydrochloric acid and other reagents, decreased during 2025. The price of brent crude oil declined sharply due to policy uncertainty and rising trade tensions. Natural Gas prices decreased in 2025 following announcements of large trade tariff increases, along with weaker-than-expected demand amid a global economic shutdown. Furthermore, soft commodity prices remain a concern, along with the impact on food inflation as ongoing conflict and more frequent weather extremes driven by climate change are subsequently pressuring food prices. In addition, the rapid termination of funding to humanitarian food sectors in 2025, along with escalating economic tensions and weaker growth prospects are key drivers of food insecurity in 2025. Keeping the above in mind, while the majority of commodities reached high price levels due to heightened global trade tensions, there are a number of key commodities that decreased due to growing economic and policy uncertainty and increased supply. Item 3: "Key Information - Risk Factors –
Market Risks - Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition”.
Land Expropriation
South Africa
In December 2017, during its national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilizing the agricultural sector, endangering food security or undermining economic growth and job creation. In February 2018, the National Assembly assigned the Constitutional Review Committee (“CRC”), to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On 4 December 2018,
South Africa’s Parliament adopted the CRC’s report dated 15 November 2018 in which it recommended that section 25 of South
Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. On 13 March 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by
Parliament after the elections. In the event that the CRC recommends a Constitutional amendment in favour of expropriation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly as well as six of the nine provinces of the NCOP and signed by the President, among others.
The legislative process to give effect to the proposed Constitutional amendment, has not yet been finalised. The National
Assembly re-established the Ad-Hoc Committee tasked with initiating and introducing the legislation required to amend Section
25 of the Constitution in 2020. The Ad-Hoc Committee engaged in a public participation process which consisted of public hearings that took place from December 2019 to the end of February 2020. These public hearings were held in the nine provinces. The Ad-Hoc committee released the report on its findings on the public participation process on 16 April 2021. In a media statement on 16 April 2021, the Ad-Hoc Committee advised that it had adopted the report and in a subsequent media statement on 8 September 2021, it advised that both the report and the Bill would be sent to the National Assembly for consideration.
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
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (the “Draft
Expropriation Bill”) was published for public comment by the South African Minister for Public Works (the “Minister for Public
Works”), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation
Bill, in October 2020, a new draft expropriation bill (the “New Draft Expropriation Bill”) was introduced by the Minister for
Public Works of South Africa. The New Draft Expropriation Bill was approved by the National Assembly on 28 September 2022.
It has been referred to the NCOP for consideration, and the public was invited to comment and make written submissions on the
New Draft Expropriation Bill by 23 June 2023.
On 19 March 2024, the NCOP passed the New Draft Expropriation Bill but resolved to return the Bill to the National
Assembly with proposed amendments. Following a meeting of the National Assembly, the amended Bill was published and sent to the President on 27 March 2024 for assent into law. The President does have the ability to refer the Bill to South Africa's
Constitutional Court for a determination on the constitutionality of any of its provisions if he deems this necessary. In addition, should the President assent to the Bill, it may be open to constitutional challenges brought in South Africa's courts.

While the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a program of nationalisation. For instance, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, royalty tax and an increase in the South African government’s holdings in mining companies. The second approach contemplates the
South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
On 24 January 2025, the Expropriation Act 13, 2024 (“Expropriation Act”) was assented to by the President of South
Africa and has been signed into law. However, the date for its commencement via proclamation in the Government Gazette has not yet been set. The Expropriation Act allows the South African Government, subject to due process being followed, to expropriate land without compensation where doing so would be for a public purpose or in the public interest. Pursuant to section 12(3) of the Expropriation Act, land which falls within one of the following categories may be subject to expropriation without compensation:
•land not in use, with the owner’s primary purpose not being development or income generation, but benefiting from appreciation in market value;
•land held by an organ of state, not used for core functions, not reasonably likely to be needed for future activities, and acquired without consideration;
•land which the owner has abandoned by failing to exercise control over it despite being reasonably capable of doing so;
and
•land where the market value is equivalent to or less than the present value of direct state investment or subsidy in its acquisition and beneficial capital improvement.
Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.
Taxation
South Africa
The former President, Jacob Zuma, appointed the Davis Tax Committee to look into and review the current South African tax regime, including the mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the mining tax royalty regime, but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines are unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The Davis Tax committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In December 2016, following a period of public comment, the committee issued its second and final report to the
Minister of Finance, which largely reaffirmed the Davis Tax committee’s initial recommendations. The final reports were published in November 2017. The South African National Treasury will continue to consider the committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation. Such legislation could, however, have a material adverse effect on our business, results of operations and financial condition.
On 31 July 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws
Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefiting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine. Various stakeholders raised issues with the draft bill during the public consultation period. The
Taxation Law Amendment Act, 23 of 2020 came into force on 20 January 2021. The amendments proposed in the Bill relating to contract miners and the Minister of Finance's discretion to uplift the ring-fencing of capital expenditure per mine were not included in the final Act and no substituted legislation has been proposed since then.
On 11 December 2020, the Minister published the Housing and Living Conditions Standard, which requires us to revise our current housing and living condition plans in terms of its SLPs, which could result in increased costs. See Item 4: "Information on the Company – Business Overview – Regulation – Mineral rights – South Africa – Housing and Living Standards".
Assessed Losses
In line with the 2020 Budget announcement, government broadened the corporate income tax base in terms of the
Taxation Laws Amendment Act, No 20 of 2021, by restricting the offset of the balance of assessed losses carried forward to 80 percent of taxable income, which came into effect for years of assessment ending on or after 31 March 2023.
To the extent that the balance of assessed loss exceeds 80 percent of current-year taxable income, companies are able to set off the higher of R1 million or 80 percent of taxable income when calculating their tax liability. Stated differently, the assessed loss balance can be set off against 80 percent of taxable income and the balance of the assessed loss is carried forward and remains deductible in future years. The remaining assessed loss that is not utilised in any given year may be carried forward indefinitely as previously. This limitation does not apply to assessed capital losses, which in most cases remain fully available for set-off against capital gains of the taxpayer.
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
South Africa is also a signatory to the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base
Erosion and Profit Shifting. In this context the so-called The Multilateral Instrument was incorporated into South African tax law with effect from 1 January 2023. Among other things South Africa adopted the Principal Purpose Test to deal with treaty abuse.
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
The Global Minimum Tax Act 2024 became effective on 24 December 2024 and applies to Harmony's 2025 year of assessment. A preliminary calculation was prepared on the June 2025 South African results and Harmony in South Africa is excluded under one of the safe harbour provisions, therefore zero top up tax is expected. The purpose of the legislation is to enable South Africa to impose a multi-national top-up tax at a rate of 15% on the excess profits of in-scope Multinational
Entities. It applies to these groups if there consolidated annual revenues in at least two out of the last four years are equal to or exceed Euro 750 million, which is applicable to the Harmony Group.
Australia has enacted similar legislation which is effective from the 2025 tax year. A preliminary analysis was undertaken for PNG and Australia for fiscal 2025 and zero top up tax is expected.
Renewable Energy
South Africa is not only committed to reduce the carbon footprint consistent with the OECD Guidelines, but it has also introduced additional measures to increase the carbon tax over the next few years. In addition and to cater for constant loadshedding, it introduced measures to incentivise taxpayers to invest in renewable energy projects by allowing an allowance of up to 125% if the project is brought into use before 1 March 2025. Although none of the projects were brought into use before this date, the expenditure will still qualify for a 100% deduction in terms of the South African unredeemed capital expenditure rules when brought into use. See “– Laws and Regulations Pertaining to Environmental Protection - South Africa” above.
C. ORGANISATIONAL STRUCTURE
Harmony is a holding company with its significant ownership interests organised as set forth in Exhibit 8.1 "Significant
Subsidiaries of Harmony Gold Mining Company Limited”.  Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
The information set forth under the headings:
•“– Delivering profitable ounces – Performance by operation” on pages 46 to 84; and
•“– Environment stewardship – Building a lasting positive legacy” on pages 88 to 90.
of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference. Also see note 14 “Property, Plant and
Equipment” and note 32 “Cash Generated by Operations” of our consolidated financial statements, set forth beginning on page
F-1.
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

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE
Harmony is providing disclosure in compliance with Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K
1300”) for its fiscal year ending 30 June 2025.
Harmony has developed a process to determine which properties are material to its business or financial condition for purposes of the individual property disclosure requirements of Item 1304 of Regulation S-K 1300. The key considerations taken into account by Harmony in its materiality assessment include qualitative and quantitative factors in the context of our overall business and financial condition. The materiality assessment covers all of our mining properties (regardless of the stage of the mining property) and all of its mining and related activities from exploration through extraction, and is reviewed by us on an annual basis. Based on the above considerations, Harmony has determined that, as of 30 June 2025, its material properties for purposes of Regulation S-K 1300 are Doornkop, Free State Surface Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong,
Mponeng, Target, Tshepong North, Tshepong South, Mine Waste Solutions, Hidden Valley, Wafi-Golpu Project and the Eva
Copper Project.
With respect the Eva Copper Project, an updated Technical Report Summary ("TRS") has been prepared by the relevant
Qualified Person (“QP"), and are filed as Exhibit 96.14, hereto. With respect to Doornkop, Free State Surface Operations, Joel,
Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Tshepong North, Tshepong South, Mine Waste Solutions, Hidden
Valley, and the Wafi-Golpu Project, Harmony has determined that, as of 30 June 2025 (i) there have not been any material changes to the Mineral Resource or Mineral Reserve reported in the TRSs for these properties and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resource and Mineral Reserve for Doornkop, Free Sate Surface
Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Tshepong North, Tshepong South, Mine Waste
Solutions, Hidden Valley, and the Wafi-Golpu Project, remain current in all material respects, based on all facts and circumstances, both quantitative and qualitative. As a result, the previously filed TRSs for Doornkop, Free Sate Surface
Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Tshepong North, Tshepong South, Mine Waste
Solutions, Hidden Valley, and the Wafi-Golpu Project are re-filed as Exhibits 96.9, 96.3, 96.2, 96.6, 96.8, 96.4, 96.5, 96.1, 96.12,
96.13, 96.7, 96.10 and 96.11, respectively, hereto.
Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with Harmony’s mining properties, see Item 3: "Key Information – Risk Factors".
Harmony’s South African operations include nine deep-level mines, an open pit mining operation and several surface retreatment facilities. Combined, these account for gold Mineral Resources (exclusive of Mineral Reserves) of 67.4 million ounces and gold Mineral Reserves of 21.0 million ounces at 30 June 2025.
Harmony has three underground mining operations in the West Rand: Doornkop, Kusasalethu and Mponeng. As at
30 June 2025, their combined Mineral Resources (exclusive of Mineral Reserves) were 27.9 million ounces and the combined
Mineral Reserves were 6.5 million ounces. Harmony has one underground mining operation in the Klerksdorp goldfield: Moab
Khotsong. As at 30 June 2025, the estimated Mineral Resources (exclusive of Mineral Reserves) were 4.7 million ounces and the estimated Mineral Reserves were 3.4 million ounces. Harmony has five active underground mining operations in the Free
State: Joel, Masimong, Tshepong South, Tshepong North, and Target 1. As at 30 June 2025, their combined estimated Mineral
Resources (exclusive of Mineral Reserves) were 30.3 million ounces and the combined estimated Mineral Reserves were 2.1 million ounces.
Harmony has one open pit mine and several surface retreatment facilities in South Africa. These include: Kalgold, various surface sources in the Free State (including several tailings retreatment operations and waste rock dumps ("WRDs"), located largely in the vicinity of Welkom, marginal ore rock dumps and tailings (Mispah and Kop Paydam) associated with Moab
Khotsong that are available for retreatment, Mine Waste Solutions, Vaal River and West Wits. As at 30 June 2025, their combined estimated Mineral Resources (exclusive of Mineral Reserves) were 4.6 million ounces and the combined estimated
Mineral Reserves were 8.9 million ounces.
In PNG, Harmony has one wholly-owned open-pit, gold and silver mine: Hidden Valley, and a 50% interest in the Wafi-
Golpu Project. As at 30 June 2025, our combined estimated gold and gold equivalent Mineral Resources (exclusive of Mineral
Reserves) in PNG were 19.2 million ounces and the combined estimated Mineral Reserves were 15.9 million ounces.
In Australia, Harmony owns the Eva Copper Project. As at 30 June 2025, our combined estimated gold and gold equivalent
Mineral Resources (exclusive of Mineral Reserves) in Australia were 8.6 million ounces. We are undertaking a feasibility study for the Eva Copper Project, and upon its completion, a Mineral Reserve estimate may be declared, subject to the results of the study demonstrating economic extraction

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

The following table sets out the aggregate production of Harmony’s mining operations for the years ended 30 June 2025,
2024 and 2023.

	Fiscal year ended 30 June
	2025	2024	2023
Gold produced (kg)	46,023	48,578	45,651
Gold produced (000oz)	1,480	1,562	1,468
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
•key permit conditions;
•mine types and mineralisation styles; and
•processing plants and other available facilities.
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
Mineral Resource estimation
To meet SAMREC, 2016’s requirements that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction”, Harmony has determined an appropriate cut-off grade which has been applied to the quantified mineralised body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, Harmony uses a gold price of US$2,349/oz to derive a cut-off grade to determine the Mineral
Resources at each of its South African underground operations.
The estimation of Mineral Resources is based on geoscientific knowledge and borehole and sampling data (obtained by means of chip sampling on the reef horizon in a shaft-specific grid), with input from the company’s Ore Reserve managers, geologists and geostatistical staff. All sampling done is subject to quality assurance and quality control, as guided by SAMREC,
2016, to ensure data quality and accuracy. Each mine’s Mineral Resource is categorised – based on similarities in geology, facies, grade and structure, the orebody is divided into geozones. It is then blocked-out and ascribed an estimated value. A computerised geostatistical estimation process is used at all our mines.

To define that portion of a Measured and Indicated Mineral Resource that can be converted to a Proved and Probable
Mineral Reserve, Harmony applies the concept of a cut-off grade. At our underground South African mines, this is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximised. The cut-off grade is determined using the company’s Optimiser software, which requires the following as inputs:
•the database of Measured and Indicated Resource blocks (per shaft section);
•an assumed gold price which, for our Mineral Reserves, was taken as R1,334,000/kg;
•planned production rates;
•the mine recovery factor which is equivalent to the mine call factor multiplied by the plant recovery factor; and
•planned cash operating costs (Rand per tonne).
Rand per tonne cash operating costs are historically based but take cognisance of distinct changes in the cost environment such as restructuring, right-sizing, and other cost-reduction initiatives and, for beyond-infrastructure ounces, an estimate of capital expenditure.
In PNG, the block cave reserve at Golpu uses block cave optimisation software to define the optimal mine plan and sequencing. The open-pit reserve at Hidden Valley is determined using the Whittle optimisation program to guide the most efficient mine design given the commodity prices and cost inputs assumed.
Mineral Reserves represent that portion of the Measured and Indicated Mineral Resources above the cut-off grade in the life of mine ("LOM") plan and are estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. At our underground mines, the reported Mineral
Reserves are accessible from existing infrastructure and/or infrastructure that is in the process of being developed.
A range of disciplines, including geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management, are involved at each mine in the LOM planning process and the conversion of Mineral Resources into Mineral Reserves.
The modifying factors related to the ore flow that are used to convert Mineral Resources to Mineral Reserves through the
LOM planning process are stated for each operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. As a result of the depth at which mining occurs and the resulting rock engineering requirements at our
South African underground mines, some operations include stope support pillars into the design of their mining layouts which accounts for discounts of 7% to 10%. A further 15% discount is applied as a LOM factor to provide for unpay and off-reef mining.
In general, LOM plan extraction factors do not exceed 85% and are reflected in Mineral Reserves.
While there are some differences between the definition of SAMREC, 2016 and that of Regulation S-K 1300, only the
Mineral Reserves at each of Harmony’s operations and advanced projects as at 30 June 2025 that qualify as Mineral Reserves for purposes of Regulation S-K 1300 are presented in the tables below.
Mineral Reserves
Modifying factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted. It is defined by studies at prefeasibility or feasibility level as appropriate, which include the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral
Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured
Mineral Resource. The confidence in the modifying factors applied to a Probable Mineral Reserve is lower than that applicable to a Proved Mineral Reserve.
A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve
implies a high degree of confidence in the modifying factors. A "scoping study" is an order of magnitude technical and economic study of the potential viability of Mineral Resources that includes appropriate assessments of realistically assumed modifying factors together with any other relevant operational factors that are necessary to demonstrate at the time of reporting that progress to a prefeasibility study can be reasonably justified.
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

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the feasibility study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.
For the reporting of Mineral Reserves the following parameters were applied:
•a gold price of US$2,237/oz;
•an exchange rate of R18.54 per US dollar;
•the above parameters resulting in a gold price of R1 334,000/kg for the South African assets;
•Hidden Valley used prices of US$2,237/oz gold (“Au”), US$25.00/oz silver (“Ag”) and US$4.25/lb copper (“Cu”) at an exchange rate of A$1.47 per US$;
•the Wafi-Golpu Project used commodity prices of US$1,200/oz Au and US$3.00/lb Cu;
•gold equivalent ounces are calculated assuming a US$2,237/oz Au, US$4.25/lb Cu and US$25.00/oz Ag with 100%
recovery for all metals; and
•“gold equivalent” is computed as the value of Harmony's gold, silver and copper from all Mineral Resources/ Mineral
Reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.
Gold equivalent ounces
In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the commodity, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows:
((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated above. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated.

Mineral Resources (exclusive of Mineral Reserves)
As at 30 June 2025, Harmony had aggregate attributable Measured and Indicated Resources (exclusive of Mineral
Reserves) of approximately 46.2 million ounces of gold, 12.7 million ounces of gold equivalents, 32.1 million ounces of silver,
6.7 million pounds of copper, 70.5 million pounds of molybdenum and 45.5 million pounds of uranium.

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)	Tonnes (Mt)	Grade (g/t)	Gold (000kg)
South Africa underground
Tshepong North	12.125	12.40	150.403	6.567	11.43	75.096	18.692	12.06	225.499	8.272	9.30	76.917
Tshepong South	5.507	12.80	70.514	8.892	11.35	100.964	14.399	11.91	171.478	22.729	11.33	257.508
Joel	1.817	8.46	15.374	2.938	6.82	20.033	4.755	7.45	35.407	0.185	8.01	1.484
Masimong	2.253	9.67	21.789	0.072	10.72	0.775	2.326	9.70	22.564	0.022	6.10	0.136
Target 1	5.588	7.77	43.411	3.761	6.94	26.112	9.349	7.44	69.524	3.686	5.99	22.080
Target 3	0.714	10.16	7.251	3.800	10.56	40.140	4.513	10.50	47.391	1.210	10.53	12.744
Doornkop	19.944	3.74	74.506	13.987	3.77	52.764	33.931	3.75	127.270	11.643	3.91	45.480
Kusasalethu	—	—	—	6.933	9.48	65.717	6.933	9.48	65.717	2.419	8.78	21.233
Moab Khotsong	2.681	16.13	43.246	3.257	16.65	54.234	5.938	16.42	97.480	2.682	17.90	48.022
Mponeng	3.767	16.60	62.527	13.471	12.96	174.629	17.239	13.76	237.156	32.442	11.40	369.698
Total South Africa underground	54.396	8.99	489.022	63.679	9.59	610.464	118.075	9.31	1,099.485	85.291	10.03	855.301
Kalgold	8.941	1.09	9.742	15.251	1.32	20.126	24.192	1.23	29.868	32.447	0.61	19.900
Tailings
Other Free State Tailings	82.788	0.27	22.487	—	—	—	82.788	0.27	22.487	123.428	0.20	24.263
Phoenix	18.144	0.28	5.098	—	—	—	18.144	0.28	5.098	—	—	—
Central	—	—	—	—	—	—	—	—	—	—	—	—
Mine Waste Solutions	47.553	0.19	9.130	52.357	0.23	12.089	99.910	0.21	21.219	81.763	0.13	11.018
West Wits tailings	—	—	—	9.669	0.32	3.050	9.669	0.32	3.050	—	—	—
Total SA Tailings	148.484	0.25	36.716	62.026	0.24	15.139	210.510	0.25	51.855	205.191	0.17	35.281
Waste rock dumps
Free State WRD	—	—	—	0.078	0.55	0.043	0.078	0.55	0.043	11.207	0.44	4.887
Mine Waste Solutions	—	—	—	2.055	0.30	0.617	2.055	0.30	0.617	2.502	0.24	0.611
West Wits WRD	—	—	—	0.164	0.37	0.060	0.164	0.37	0.060	—	—	—
Total SA Waste rock dumps	—	—	—	2.297	0.31	0.720	2.297	0.31	0.720	13.709	0.40	5.497
Total South Africa Surface (including Kalgold)	157.425	0.30	46.458	79.574	0.45	35.985	237.000	0.35	82.443	251.348	0.24	60.678
Total South Africa	211.821		535.480	143.254		646.448	355.075		1,181.928	336.639		915.979
Papua New Guinea¹
Hidden Valley	0.703	0.67	0.467	30.867	1.23	37.857	31.570	1.21	38.324	1.823	1.29	2.346
Hamata	—	—	—	—	—	—	—	—	—	—	—	—
Wafi	—	—	—	54.000	1.66	89.000	54.000	1.66	89.000	15.000	1.30	20.000
Golpu	—	—	—	155.000	0.58	90.372	155.000	0.58	90.372	70.000	0.62	44.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.69	16.000
Kerimenge	—	—	—	27.029	0.97	26.169	27.029	0.97	26.169	4.799	0.93	4.441
Total Papua New Guinea	0.703	0.67	0.467	266.896	0.91	243.398	267.599	0.91	243.866	115.622	0.75	86.787
Australia
Little Eva	—	—	—	183.201	0.06	11.425	183.201	0.06	11.425	23.893	0.08	1.981
Bedford	—	—	—	3.318	0.15	0.486	3.318	0.15	0.486	0.958	0.12	0.113
Lady Clayre	—	—	—	4.349	0.18	0.772	4.349	0.18	0.772	0.747	0.10	0.075
Ivy Anne	—	—	—	5.202	0.07	0.382	5.202	0.07	0.382	1.163	0.07	0.078
Total Australia	—	—	—	196.070	0.07	13.066	196.070	0.07	13.066	26.762	0.08	2.247
Grand total	212.524		535.947	606.220		902.912	818.744		1,438.859	479.023		1,005.014

Other metals
Papua New Guinea	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Silver	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)	Tonnes (Mt)	Grade (g/t)	silver (000kg)
Hidden Valley	0.703	14.53	10,214	30.867	17.73	547.351	31.570	17.66	557.565	1.823	11.09	20.223
Golpu	—	—	—	155.000	1.30	201.500	155.000	1.30	201.500	70.000	1.10	77.000
Total	0.703	14.53	10,214	185.867	4.03	748.851	186.570	4.07	759.065	71.823	1.35	97.223

Copper	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)
Golpu	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	70.000	0.86	600.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.20	46.949
Total	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	94.000	0.69	646.949

Molybdenum	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)	Tonnes (Mt)	ppm	Mo (000t)
Golpu	—	—	—	155.000	93.79	14.537	155.000	93.79	14.537	70.000	71.55	5.008

Other metals
Papua New Guinea	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Total	—	—	—	155.000	93.79	14.537	155.000	93.79	14.537	70.000	71.55	5.008

Equivalents
Silver	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)	Tonnes (Mt)		silver (000kg)
Hidden Valley	0.703		0.115	30.867		6.103	31.570		6.218	1.823		0.235

Copper	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000oz)	Tonnes (Mt)		Au eq (000oz)
Golpu	—		—	155.000		178.346	155.000		178.346	70.000		78.101
Nambonga	—		—	—		—	—		—	24.000		6.112
Total	—		—	155.000		178.346	155.000		178.346	94.000		84.213
Total Silver and Copper as gold equivalents	0.703		0.115	185.867		184.449	186.570		184.564	95.823		84.448
Total PNG including gold equivalents	0.703		0.582	266.896		427.847	267.599		428.429	115.622		171.235

Australia
Copper	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)	Tonnes (Mt)%		Cu (000t)
Little Eva	—	—	—	183.201	0.32	594.035	183.201	0.32	594.035	23.893	0.33	79.496
Turkey Creek	—	—	—	28.454	0.42	119.210	28.454	0.42	119.210	5.374	0.44	23.670
Blackard	—	—	—	115.900	0.48	554.886	115.900	0.48	554.886	33.719	0.40	136.048
Scanlan	—	—	—	14.948	0.59	88.493	14.948	0.59	88.493	9.666	0.48	46.273
Bedford	—	—	—	3.318	0.55	18.301	3.318	0.55	18.301	0.958	0.38	3.600
Lady Clayre	—	—	—	4.349	0.43	18.908	4.349	0.43	18.908	0.747	0.43	3.196
Ivy Anne	—	—	—	5.202	0.34	17.823	5.202	0.34	17.823	1.163	0.33	3.876
Legend	—	—	—	31.193	0.47	147.014	31.193	0.47	147.014	5.001	0.33	16.397
Great Southern	—	—	—	12.915	0.42	53.629	12.915	0.42	53.629	1.920	0.39	7.553
Total Copper	—	—	—	399.481	0.40	1612.298	399.481	0.40	1612.298	82.442	0.39	320.109

Gold Equivalents
Copper: as gold equivalents	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)	Tonnes (Mt)		Au eq (000kg)
Little Eva	—		—	183.201		77.344	183.201		77.344	23.893		10.336
Turkey Creek	—		—	28.454		15.521	28.454		15.521	5.374		3.079
Blackard	—		—	115.900		72.222	115.900		72.222	33.719		17.698
Scanlan	—		—	14.948		11.508	14.948		11.508	9.666		6.034
Bedford	—		—	3.318		2.375	3.318		2.375	0.958		0.478
Lady Clayre	—		—	4.349		2.463	4.349		2.463	0.747		0.422
Ivy Anne	—		—	5.202		2.324	5.202		2.324	1.163		0.513
Legend	—		—	31.193		19.129	31.193		19.129	5.001		2.146
Great Southern	—		—	12.915		6.967	12.915		6.967	1.920		0.995
Total Copper as gold equivalents	—		—	399.481		209.853	399.481		209.853	82.442		41.702
Total AUSTRALIA (including gold equivalents)	—		—	399.481		222.919	399.481		222.919	82.442		43.949

	Tonnes (Mt)		Gold equival ents (000 kg)	Tonnes (Mt)		Gold equivale nts (000 kg)	Tonnes (Mt)		Gold equivale nts (000 kg)	Tonnes (Mt)		Gold equival ents (000 kg)
Total Harmony including equivalents	212.524		536.062	809.631		1,297.214	1,022.155		1,833.276	534.703		1,131.164

Uranium
South Africa	Tonnes (Mt)	kg/t	U3O8 (Mkg)	Tonnes( Mt)	kg/t	U3O8 (Mkg)	Tonnes (Mt)	kg/t	U3O8 (Mkg)	Tonnes (Mt)	kg/t	U3O8 (Mkg)
Free State surface	—	—	—	82.788	0.103	8.521	82.788	0.103	8.521	—	—	—
Moab underground	—	—	—	5.938	0.716	4.253	5.938	0.716	4.253	2.682	0.602	1.614
Mine Waste Solutions	47.553	0.068	3.243	52.357	0.089	4.639	99.910	0.079	7.882	81.763	0.038	3.097
Total Uranium	47.553	0.068	3.243	141.082	0.123	17.414	188.636	0.110	20.657	84.445	0.056	4.711
¹Total attributable Gold equivalent ounces are calculated assuming a US$2,237/oz Au, US$4.25/lb Cu and US$25.00/oz Ag with 100% recovery for all metals.
Note: rounding of numbers may result in slight computational discrepancies.

Mineral Reserves
As at 30 June 2025, Harmony had aggregate attributable Proved and Probable Mineral Reserves of approximately
26.9 million ounces of gold, 9.9 million ounces of gold equivalents, 14.6 million ounces of silver, 5.1 million pounds of copper and 10.2 million pounds of uranium.

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Gold	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)	Tonnes (Mt)	Grade (g/t)	Gold² (000kg)
South Africa underground
Tshepong North	2.403	4.55	10.936	1.606	5.85	9.391	4.009	5.07	20.327
Tshepong South	2.159	6.53	14.102	0.423	3.22	1.362	2.582	5.99	15.464
Masimong	0.645	4.22	2.724	0.205	3.42	0.702	0.851	4.03	3.426
Joel	2.078	4.69	9.740	0.168	5.35	0.899	2.246	4.74	10.639
Target 1	2.421	4.46	10.796	1.082	4.48	4.850	3.503	4.47	15.646
Doornkop South Reef	4.294	3.74	16.075	9.378	4.11	38.545	13.672	4.00	54.621
Kusasalethu	1.875	6.26	11.731	0.023	4.94	0.114	1.898	6.24	11.845
Moab Khotsong including Zaaiplaats	3.213	7.38	23.715	9.788	8.43	82.500	13.001	8.17	106.215
Mponeng	3.564	10.32	36.783	10.992	9.07	99.717	14.556	9.38	136.499
Total South Africa underground	22.651	6.03	136.602	33.667	7.07	238.080	56.318	6.65	374.682
South Africa Surface
Kalgold	10.312	0.96	9.907	8.340	1.12	9.309	18.652	1.03	19.216
Tailings
Other Free State Tailings	86.527	0.27	23.410	483.358	0.23	110.395	569.885	0.23	133.805
Phoenix	30.425	0.27	8.108	—	—	—	30.425	0.27	8.108
Central	—	—	—	39.671	0.27	10.673	39.671	0.27	10.673
Mine Waste Solutions	7.756	0.30	2.353	344.711	0.28	95.334	352.467	0.28	97.687
West Wits tailings	—	—	—	24.057	0.33	7.891	24.057	0.33	7.891
Total Tailings	124.707	0.27	33.872	891.797	0.25	224.293	1,016.504	0.25	258.165
Total South Africa Surface (including Kalgold)	135.019	0.32	43.779	900.137	0.26	233.602	1,035.156	0.27	277.381
Total South Africa	157.670		180.381	933.804		471.682	1,091.474		652.063
Papua New Guinea
Hidden Valley	1.630	0.95	1.555	16.997	1.45	24.603	18.627	1.40	26.158
Hamata	—	—	—	—	—	—	—	—	—
Golpu ¹	—	—	—	190.000	0.83	158.628	190.000	0.83	158.628
Total Papua New Guinea	1.630	0.95	1.555	206.997	0.89	183.231	208.627	0.89	184.786
Australia
Little Eva	—	—	—	—	—	—	—	—	—
Bedford	—	—	—	—	—	—	—	—	—
Lady Clayre	—	—	—	—	—	—	—	—	—
Ivey Anne	—	—	—	—	—	—	—	—	—
Total Australia	—	—	—	—	—	—	—	—	—
Total Harmony	159.300		181.936	1,140.801		654.913	1,300.101		836.849

Other metals
Papua New Guinea	Proved Reserves			Probable Reserves			Total Mineral Reserves
Silver	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)
Hidden Valley	1.630	22.69	36.982	16.997	24.52	416.694	18.627	24.36	453.676

Copper	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)
Golpu	—	—	—	190.000	1.23	2,330.000	190.0	1.23	2,330.000

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Gold equivalents	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)	Tonnes (Mt)		Au2 (000kg)
Silver
Hidden Valley	1.630		0.413	16.997		4.655	18.627		5.068
Copper
Golpu¹	—		—	190.000		303.323	190.000		303.323
Total silver and copper as gold equivalents	1.630		0.413	206.997		307.978	208.627		308.391
Total PNG including gold equivalents	1.630		1.968	206.997		491.209	208.627		493.177
Total Harmony including equivalents	159.300		182.349	1,140.801		962.891	1,300.101		1,145.240
South Africa
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)
Moab Khotsong underground	—	—	—	13.001	0.36	4.646	13.001	0.36	4.646
¹Total attributable Gold equivalent ounces are calculated assuming a US$2,237/oz Au, US$4.25/lb Cu and US$25.00/oz Ag with 100% recovery for all metals.
²Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tonnes and head grades.
Metallurgical recovery factors have not been applied to the reserve figures.
Note: rounding of numbers may result in slight computational discrepancies.
As at 30 June 2025, Harmony’s attributable gold and gold equivalent Mineral Reserves were 36.8 million ounces of gold, a decrease from 40.3 million ounces at 30 June 2024. The year on year Mineral Reserve reconciliation is shown below.

Description	(000kg)	Moz
30 June 2024 Gold and gold equivalents	1,252	40.3
Changes during fiscal 2025
Mined	-53	-1.7
Other losses (geology, planning)	-20	-0.6
Reserve additions from Operations	24	0.8
Gold equivalents	-58	-1.9
30 June 2025 Gold and gold equivalents	1,145	36.8
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

Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N
West Rand Cons
Luipaardsvlei
Randfontein
N 14
R 41
500
Durban Roodepoort Deep
Rand Leases
Doornkop Mine
Cooke
NORTH WEST
GAUTENG
N 12
Westonaria
Carletonville
501
Cooke
Driefontein
R 28
Blyvooruitzicht
TauTona Mine (closed)
Savuka Mine (closed)
Kloof
South Deep
Mponeng Mine
Kusasalethu Mine
Deelkraal Mine
Fochville
West Rand Operations
Towns/Residential Areas
Shaft Position
National Roads
Regional Roads
Provincial Boundary
0
10km
26°15'S
26°30'S
27°30'E
27°45'E

The Doornkop shaft complex is located south of Krugersdorp, 30km west of Johannesburg, in the Gauteng Province,
South Africa. The property lies between Sibanye Stillwater Limited’s Cooke 1 shaft and Durban Roodepoort Deep Limited.
Doornkop forms part of Harmony’s West Rand operations and extends to a maximum depth of approximately 2,000m below mine datum (“BMD”). Current mining operations extract the South Reef, with the Mineral Reserves being comprised entirely of this reef. Mineral Resources are comprised of the South Reef and the Kimberley Reef, and a limited (<0.5%) amount of the Main
Reef.
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
Doornkop’s main and vent shaft systems are currently exploiting the South Reef to approximately 2,000m BMD. The narrow South Reef is exploited by means of conventional stoping. The ore mined at Doornkop is processed at the mine’s carbon-in-pulp (“CIP”) plant, which is located adjacent to the shaft. Operations are powered by electricity from Eskom.

Doornkop is an established operation, and the currently available infrastructure is sufficient to support the mine plan.
Doornkop is accessible via the national and provincial roads. The general layout of Doornkop infrastructure is displayed in the graphic below.

Randfontein
Doornkop Mine
Westonaria
Carletonville
Fochville
Azaadville
R 41
Leratong
Tshepisong
Rietvallei
Doornkop Mine
558
WRD
Doornkop
Doornkop
Slovoville
Workshop, Stores, Admin
Thulani
Bambayi
Cooke
Soweto
26°11'S
27°45'E
27°50'E
0
2.5km
N
West Rand Operations
Doornkop Mining Right
Towns/residential areas
Plant
WRD
TSF
Shaft position
Railway
Regional roads
Farm Boundaries

The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R4,519 million.
Doornkop did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant
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

A review of the operation was undertaken in 1991, and the mining approach was changed to a more selective mining cut, targeting higher grade areas of Kimberley Reef only. In 1999, the deepening project was stopped, as a result of the low prevailing gold prices. The sub-vertical shaft sinking had been completed with the shaft bottom at 1,953m BMD. The deepening of the Main Shaft stopped at 1,340m BMD.
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
In 2021 a capital project was approved to extend mining to new mining levels on 207 and 212 levels. While the 207 level is now mining reef, the 212 level is currently busy with access development, which commenced from the shaft position in 2017 as early works. The shaft infrastructure is also being upgraded and an ore handling system is being established on 215 level in order to handle the production from 207 and 212 levels.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights are held by REL, a wholly owned subsidiary of Harmony. The rights encompass an area of
4,459.25ha and were successfully converted, executed and registered as a new order mining right at the Mineral and Petroleum
Resources Titles Office ("MPRTO"). As such, it is secured under Mining Authorisation number ML 13/97.
Harmony’s Doornkop mineral tenure comprises two mining rights covering approximately 4,459ha, namely:
•GP30/5/1/2/2/09 MR valid from 7 October 2007 to 6 October 2038; and
•GP30/5/1/2/2/174 MR valid from 23 May 2014 to 22 May 2038.
Harmony has the exclusive right to renew the rights.
A summary of the status of environmental permits and licenses issued as at 30 June 2025, related to Doornkop operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/2/(09) EM	DMPR	7 June 2010	LOM
Certificate of Registration (Nuclear)	01/0025/06	National Nuclear Regulator	31 May 2003	LOM
Water Use Permit	33/2/323/24	DWS	1 December 1977	LOM
ISO 14001 Certification	631282	DQS[1]	6 November 2024	5 November 2027
Cyanide Management Certification	N/A	ICMC[2]	19 April 2024	18 April 2027
Precious Metal Refining License	1889/000251/66	SA Diamond & Precious Metals Regulator	29 June 2011	26 June 2041
Environmental Authorisation for Water Treatment Plant	GP30/5/1/2/2/(09) EM	DMPR	23 August 2016	LOM
License to impound water in a dam with Safety risk	12/2/C221/69	DWS	17 July 2009	LOM
Salvage yard registration	HWSD/24-25/0020	GDARD[3]	18 June 2024	LOM
Mining Right (MR09)	GP30/5/1/2/2/(09) MR	DMPR	7 October 2008	6 October 2038
Mining Right (MR174)	GP30/5/1/2/2/(174) MR	DMPR	23 May 2014	22 May 2038
1 German certification body for ISO standards.
2 International Cyanide Management Code.
3 Gauteng Department of Agriculture and Rural Development.
Mining Method
Doornkop is a deep level underground gold mine currently operating at depths ranging between 1,870m and 1,950m BMD.
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
Doornkop's gold processing facility has been in operation since the mid-1980s. The technology used to process the gold-
bearing ore is well established and is suitable for the style of mineralisation.
The milled ore from Doornkop follows a standard cyanide leach, CIP and electrowinning process in order to extract the gold bullion.
The plant is currently operating below its designed throughput capacity and in the past has operated at the throughput required to deliver the forecasted ounces of gold in the LOM.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. H Chirambadare	SACNASP, GSSA	BSc. (Geol, Math), BSc. (Hons) Geol, MENG, MBA	All	Full time
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
Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Doornkop.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Doornkop is considered to have reasonable prospects for economic extraction. The cut-
off value for the Mineral Resources has been determined as 490cmg/t, based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	96.65
Unit cost	R/t	4,031
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.

The Mineral Resource estimate, as at 30 June 2024 and 30 June 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	19.944	3.74	74,506	19.360	3.64	70,440	5.8
Indicated	13.987	3.77	52,764	12.201	3.21	39,137	34.8
Total / Ave. Measured + Indicated	33.931	3.75	127,270	31.561	3.47	109,578	16.1
Inferred	11.643	3.91	45,480	12.126	4.15	50,357	(9.7)
Notes
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. H. Chirambadare, who is Ore Reserve Manager at
Doornkop, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain Mineral Resources under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 490 cmg/t determined at a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resources is mainly as result of structural gains on 207 level based on new geological information from long inclined borehole ("LIB") exploration drilling.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resources conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024 and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	4.294	3.74	16,075	4.822	4.01	19,317	(16.8)
Probable	9.378	4.11	38,545	8.734	4.51	39,379	(2.1)
Total / Ave. Proved + Probable	13.672	4.00	54,621	13.556	4.33	58,696	(6.9)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. H. Chirambadare, who is the Doornkop Ore Reserve
Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 500cmg/t determined using a gold price of US$2,237/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is due to normal depletion that was not fully offset by additional ounces identified on
207 level based on new geological information from LIB exploration drilling.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Doornkop. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/mᶟ	2.77
Stoping width	cm	124
Gully (dilution)%		6.84
Off Reef	%	4.61
Waste to Reef	%	0.33
Flushing tons	%	—
Discrepancy	%	18.75
Mine Call Factor	%	82.00
Plant Recovery Factor	%	96.65
Mine Recovery Factor	%	79.25
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	500
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Free State Surface Operations
Property Description
The Free State Surface Operations are located near the towns of Welkom and Virginia, Free State Province, South Africa.
The operations reclaim and re-treat local surface TSFs and WRDs.
The Free State Surface Operations comprise Mineral Resources located in 26 TSFs and 7 WRDs; three of the TSFs are actively being mined and processed through two processing plants. The Free State Surface Operations comprise the following:
•Phoenix Project: this project is currently reclaiming two TSFs which are processed through the Saaiplaas Plant;
•Central Plant Reclamation. this operation is currently reclaiming one TSF which is processed through the Central Plant;
•Other Free State Tailings: this project is at prefeasibility study level and we envisage that it will include the treatment of 22
TSFs, which will be processed through any of the plants; and
•WRDs located across Harmony's Free State mining operations.
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

N
Allanridge
Target 1
Target Plant
Target 2
Target 3
Freddies 9
Freddies 9
Freddies 8
Tshepong
Tshepong
Freddies 7
Odendaalsrus
Freddies 6
Freddies 6
Nyala
FSN3A
Phakisa
Nyala
Freddies 3
FSN2
FSN3B
FSN1
Kudu
Kudu
Eland
FSN4
Eland
Two Plant
Sable
Sable
27°46'S
27°50'S
27°54'S
26°38'E
26°42'E
0
2.5km
Secondary Roads
Rail
Towns
River
Plant
Shafts
Non-operating Shafts
TSF
Non-active WRD
WRD being Mined
Dams and Pans

Phoenix Project is a tailings retreatment operation located approximately 6km north of the town of Virginia; it currently re-treats material from the Brand A (PB Dam A) and Dam 21 TSFs using the Saaiplaas Plant. The Saaiplaas Plant is located at latitude 28°03’37.68”S and longitude 26°53’14.59”E.
The Phoenix Project is nearing the end of its current ore sources and the next source that will be introduced is the FSS 6
TSF.
The Central Plant Reclamation currently re-treats material from the FSS5 TSF using the Central Plant. The FSS5 TSF is located close to the southern edge of the town of Welkom, while the Central Plant is located approximately 7km southeast of the
Saaiplaas Plant at a latitude of 28°02’8.36”S and a longitude of 26°52’8.99”E.
The Other Free State Tailings is currently at prefeasibility stage. Although the results of the study completed in 2009 indicate a positive net present value, Other Free State Tailings has not yet been commissioned. The project currently comprises of 21 TSFs. The reserve reclamation financial model done for Other Free State Tailings as part of our 2025 business plan demonstrates positive free cash flow.
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
The Free State Surface Operations have adequate access to the infrastructure required to meet the planned LOM production schedules. In addition, all provisions and plans required for the Other Free State Tailings have been made. The surface infrastructure located in the vicinity of Welkom and Virginia is displayed in the graphic below.

N
MINE SERVICES AND TRANSPORT
FSS5
PAN
HOSTEL
MASIMONG 4
FSS3
PB DAM C
PB DAM D
PB DAM B
PB DAM A
RWD
FSS1
FSS2E
FSS2W
SAAIPLAAS RETURN WATER DAM
FSS4
SAAIPLAAS 3
SP6
SAAIPLAAS PLANT
SAAIPLAAS 2
SAAIPLAAS 1
BAMBANANI WEST
FSS6
SP4
SP1
SP2
SP5a
SP5b
SP3
DAM 13
BAMBANANI
FSS7
SAAIPLAAS RETURN WATER DAM
EVAPORATION DAMS
HARMONY 4
CENTRAL PLANT (retreatment project)
DAM 31
DAM 21/H3
23
HARMONY 2
22a – c H1
HARMONY 3
VIRGINIA 1
VIRGINIA 2
SANDRIVER
25
27 CALCINE
30
31
30 A
26
28
0
1 000
2 000
Metres
LEGEND
Shaft position
Non-operating shafts
Active tailing retreatment plants
Slime dams (municipality)
Slimes dams being mined
Non-active slime dams
Dams and pans
Roads

Free State Surface Sources Operations (Tswelopele Beneficiation and Central Plant Reclamation) had “property, plant, and equipment” as of 30 June 2025 of R222 million and R92 million respectively.
Free State Surface Operations did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.
Geology
Material contained in the TSFs and WRDs originates from deep level gold mines, operated by Harmony and other mining companies. The mining operations predominantly extract narrow, tabular gold-bearing conglomerate reefs, namely the Basal, B,
Elsburg, Dreyerskruil and Beatrix Reefs.
These reefs occur within the Archean Witwatersrand Basin which hosts the Witwatersrand Supergroup succession. The
Basal Reef is located at the base of the Harmony Formation, within the Johannesburg Subgroup of the Central Rand Group
(“CRG”). The B Reef is part of the Spes Bona Formation at the base of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Beatrix Reef is part of the Earls Court Member of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Elsburg and Dreyerskruil Reefs occur within the Eldorado Formation of the Turffontein Subgroup, capping the
CRG in the Free State Goldfield.
The TSF material is the waste product of crushing, milling and gold extraction by carbon-in-leach (“CIL”) or CIP methods.
As man-made deposits the TSFs are not the result of natural sedimentary processes. The grade of the TSFs is a function of the grade of the original reef sources, and the efficiency of the processing method at the time of treatment.
The WRDs comprise unconsolidated, untreated, low-grade gold-bearing rock extracted from underground workings during the mining process. These WRDs are also man-made and are not formed as a result of natural sedimentary processes. They exhibit no structure or continuity. The grade of the WRDs is a function of the grade of the original reef sources.
The most significant mineral in the TSFs and WRDs is quartz, which makes up more than 60% of the bulk mineral composition. The gold predominantly occurs in association with pyrite. Other minerals identified include silver, copper, iron oxide, nickel, bismuth, uranium, lead and zinc from the Basal, B, Elsburg, Dreyerskruil and Beatrix conglomerates.
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

TSF Name	License Type	Reference No.	Effective Date	Expiry Date	Mineral
Brand A (PB Dam A)	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 21 (H3)	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS3	MR	FS (227)	4 February 2010	3 April 2026	Au
FSS5	MR	FS (227)	3 April 2026	3 April 2026	Au
FSS6	MR	FS (227)	3 April 2026	3 April 2026	Au
FSN6	MR	FS (227)	3 April 2026	3 April 2026	Au
No. 32	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS1	MR	FS (227)	4 February 2010		Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
FSS2 East and West	MR	FS (83/227)	11 December 2007	10 December 2029	Au
FSS4	MR	FS (83)	11 December 2007	10 December 2029	Au
FSS7	MR	FS (83)	11 December 2007	10 December 2029	Au
FSS8 East	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS8 West
Brand D (PB Dam D)	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 1	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 3 and 2	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 5b	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 6	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 23 (Central Plant)	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 30a	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 33A	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 33b	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 34a	MR	FS (82)	11 December 2007	10 December 2029	Au
Target Slimes Dam	MR	225	12 December 2013	11 December 2026	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
Pres Steyn 9 (Freddies 9)	MR	226	4 February 2010	3 February 2040	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
ARM (1+2+3+4) (Welkom Slimes Dam)
The ARM TSF, was created prior to MPRDA was promulgated in 2004 and therefore not regulated by MPRDA and don't have to covert under a new order mining. The TSF is however included in the water use license application.

A summary of the status of environmental permits and licenses issued as at 30 June 2025 related to Free State Surface
Operations is presented in the table below.

Operation	Permit / License	Reference No.	Issued By	Date Granted	Validity
Phoenix Project	Atmospheric Air Emission License- Exemption	LDM/AEL/YMK/017	Lejweleputswa District Municipality	1 November 2024	December 2029
	Water Permit	1214N	DWS	N/A	LOM
		575N	DWS	30 September 1987	LOM
		718N	DWS	5 October 1993	LOM
	Water Use Registration	23007522	DWS	26 July 2019	LOM
Central Plant Reclamation	Atmospheric Air Emission License	LDM/RAEL/02/2024	Lejweleputswa District Municipality	1 May 2024	1 April 2029
	Water Permit	1214N	DWS	N/A	LOM
General	Environmental Management Programme	FS30/5/1/2/3/2/1(82) EM	DMPR	12 March 2010	LOM
Mining Method
The mining methods used at Free State Surface Operations is hydro-mining for the TSFs, and reclamation of WRDs using tracked dozers and front-end loaders (“FELs”).
The tailings material is reclaimed by blasting the TSF face with high pressure water, resulting in the slurry gravitating towards the pumping stations. Several hydraulic monitoring guns deliver high pressure water to the face of the TSF. The hydro-
mining method allows for flexibility as the monitoring guns can be positioned to selectively reclaim the required areas in the TSF.
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
The dozer must not go beyond the indicating poles, and dozing does not take place vertically above a loading point where an
FEL is loading. A 30m advance is required between the dozer and the point vertically above an active loading point. As an additional safety consideration, operations at the WRDs take place during hours of daylight.
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
The prefeasibility proposes the processing of additional TSFs but still maintaining the 820 000ktpm and the possibility of increasing the volume is still being considered.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ. Selebogo	SAGC	MSCC, HND (MRM)	All	Full time
Exploration
Various auger drilling and sampling campaigns have been undertaken and are on record from 2007 to 2020. A total of 248 drill holes were drilled into nine TSFs (including Saaiplaas Complex, FSS1, FSS4, FSN6, FSS6, FSS7) between January 2017 and February 2020. The purpose of the drilling was the determination of grade estimate. The most recent drilling was done for
FSS3 in 2023.
WRDs cannot be explored using drilling as they are comprised of unconsolidated rock. Instead, they are sampled around the periphery using pitting.
The drilling and sampling methodology in use for Harmony’s TSFs at the Free State Surface operation has been developed specifically for the challenges posed by these deposits and is aligned with industry best practice. An internal protocol is in place, and the drilling components are applied by contractors who are experienced in this specific methodology.
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
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.

The Mineral Resource estimate for the TSFs, as at 30 June 2024 and 2025 exclusive of the reported Mineral Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025			2024
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	Phoenix Project	18.144	0.28	5,098	20.596	0.26	5,278	(3.4)
	Other Free State Tailings	82.788	0.27	22,487	82.788	0.27	22,487	—
Sub Total / Ave. Measured		100.932	0.27	27,585	103.384	0.27	27,766	(0.6)
Indicated	Central Plant Reclamation	—	—	—	1.752	0.03	44	(100.0)
	Other Free State Tailings	—	—	—	—	—	—	—
Sub Total / Ave. Indicated		—	—	—	1.752	0.03	44	(100.0)
Total / Ave. Measured + indicated		100.932	0.27	27,585	105.136	0.26	27,809	(0.8)
Inferred	Phoenix Project	—	—	—	—	—	—	—
	Other Free State Tailings	123.428	0.20	24,263	15.459	0.19	2,937	726.1
Total / Ave. Inferred		123.428	0.20	24,263	15.459	0.19	2,937	726.1
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on
Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$2,349/oz.
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
8.Rounding as required by reporting guidelines may result in apparent summation differences
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources is as a result of an increase in Inferred Mineral Resource due to new deposition at
FSS2, Brand D, Dam 23 and Target Slime Dams, a change in the base of Dam 21 and survey updates.
The Mineral Resource estimate for WRD, Mineral Resources as at 30 June 2024 and 2025, exclusive of the reported
Mineral Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025			2024
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	WRD	—	—	—	—	—	—	—
Indicated	WRD	0.078	0.55	43	0.078	0.56	43	—
Total / Ave. Indicated		0.078	0.55	43	0.078	0.56	43	—
Inferred	WRD	11.207	0.44	4,887	11.591	0.44	5,080	(3.8)
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on
Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$2,349/oz.
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

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors , plant call factor, and plant recovery factors.
The Mineral Reserve estimate for Free State Surface operation, as at 30 June 2024 and 2025, is summarised in the table below.

		Fiscal Year Ended 30 June
		2025			2024
Mineral Reserve Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/ t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/ t)	Gold Content (kg)	% Change
Proved	Phoenix Project	30.425	0.27	8,108	24.343	0.29	6,952	16.6
	Free State Tailings	86.527	0.27	23,410	86.527	0.27	23,410	—
Sub Total / Ave Proved		116.952	0.27	31,518	110.870	0.27	30,363	3.8
Probable	Central Plant Reclamation	39.671	0.27	10,673	41.243	0.28	11,393	(6.3)
	Free State Tailings	483.358	0.23	110,395	585.517	0.22	130,775	(15.6)
Sub Total / Ave Probable		523.029	0.23	121,068	626.760	0.23	142,169	(14.8)
Total / Ave Proved + Probable		639.981	0.24	152,586	737.630	0.23	172,531	(11.6)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Gold content is recovered gold after taking into consideration the modifying factors.
4.Mineral Reserves are reported using cut-off grades calculated for each TRS, ranging between 0.038g/t and 0.220g/t, and a gold price of
US$2,237/oz.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is mainly due to depletions and the reclassification of new depositions at FSS2, Brand
D, Dam 23 and Target Slime Dams from Indicated to Inferred Mineral Resources resulted in a reduction of Probable Mineral
Reserves .
There are no Mineral Reserves for the WRDs.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the Free State Surface operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Operation / Project	Source	Cut-off Grade (g/t Au)	Plant Recovery (%)
Phoenix Project	No. 21 (H3)	0.18	46.00
	Brand A (PB Dam A)	0.18	46.00
	FSS6	0.18	46.00
Central Plant Reclamation	FSS5	0.18	48.39
	FSS3	0.18	48.39
Other Free State Tailings	Free State South 1 (FSS1)	0.14	51.71
	Free State South 2 East & West (FSS2 E&W)	0.22	51.71
	Free State South 4 (FSS4)	0.14	51.71
	Free State South 7 (FSS7)	0.15	48.67
	Free State South 8 (FSS8-E)	0.14	51.71
	Free State South 8 (FSS8-W)	0.14	51.71
	Free State North 6 (FSN6)	0.17	43.32
	Brand D	0.19	52.57
	Saaiplaas 1	0.14	52.57
	Saaiplaas 3 & 2	0.14	52.57
	Saaiplaas 5b	0.14	52.57
	No. 23 (Central Plant)	0.14	52.57
	No. 30a	0.14	52.57
	No. 33b	0.15	48.97
	No. 34a	0.14	52.57
	No. 32	0.15	49.89
	No 33A	0.14	52.51
	Target Slimes Dam	0.16	52.00
	Pres Steyn 9 (Freddies 9)	0.14	52.00
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Joel
Property Description
Joel is located on the southern edge of the Witwatersrand Basin in the Free State Goldfield and lies 270km south southwest of Johannesburg at a longitude of 26°48'40"E and latitude 28°16'17"S. Joel is the most southern of the gold mines mined within the Harmony stable and is situated approximately 40km south of Welkom, 30km southeast of Virginia and 20km north of Theunissen. The mine has a common boundary with Beatrix Mine to the west of the mine property, but there are no underground connections between the two mines.
Joel mine is accessible via national and provincial roads. The general layout of Joel infrastructure in relation to the other
Harmony Free State mines, is displayed in the graphic below.

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

LEGEND

- Location of operating shafts
- Free State operations
- Neighbouring mines
- Care and maintenance

Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of 1,379m below mine datum (“BMD”). Joel currently has a LOM expectancy of six years, which includes mining up to 137 level and in a block of ground exchanged with the neighbouring
Beatrix Mine.
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
Joel has two operational shaft complexes namely North Shaft and South Shaft, which service and support the mining operation as defined in the LOM plan. The former Joel gold plant located near North Shaft was decommissioned in 2019. Joel ore is currently trucked over a distance of 35km to the Bambanani ore transfer site. The ore is then transported by rail to the
Harmony One Plant, over a distance of 7km.
Operations are powered by electricity from Eskom.
Joel’s surface and underground infrastructure, including its power and water supplies, are sufficient for the LOM plan production requirements.

N
WRD
Joel North Shaft
Accommodation
Processing Plant (decommissioned)
Training, Stores, Medical
Main Gate
Beatrix Mine
28°16'S
Main Office Complex
TSF (decommissioned)
Joel South Shaft
WRD
0
400m
26°49'E

The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1,437 million.
Joel did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant
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
The reef currently exploited at Joel is the Beatrix Reef, which covers approximately 90% of the mine. The other potentially economically-viable reefs are the VS5 Reef and the Footwall Reef (“Aandenk”) which cover the remaining 10% of Joel.
Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The significant minerals in the deposit are quartz (60%), pyrite (35%) and garnets (5%) within medium to coarse, clast-supported oligomictic pebble horizons. Detrital carbon is also common.
History
Active prospecting in the area began on the farms Leeuwbult 580 and Leeuwfontein 256 in 1981. Construction of the twin-
shaft system began in September 1985 and was completed by December 1987. The Joel South Shaft was designed to be a fully trackless mining operation.
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
The current mining rights (30/5/1/2/2/10044 MR) that encompasses an area of 2,355.85ha was successfully converted, executed and registered as a new order mining right at the MPRTO on 6 August 2010. The right was granted on 3 December
2007 for a period of 11 years, ending on 2 December 2018. The right further renewed in terms of section 24(1) of the Mineral and Petroleum Resources Development Act on 23 February 2019 for a further 11 years, ending on 14 February 2030.
The following mining rights make up the full mining lease area of approximately 2,355.85ha:
•30/5/1/2/2/10044 MR valid from 23 February 2019 to 14 February 2030.

A summary of the status of all environmental permits and licenses issued at 30 June 2025 related to Joel is presented in the table below.
Mining Method

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/2/10044 MR	DMPR	23 February 2024	14 February 2030
Water Permit	1459B (B33/2/340/116)	DWS	27 May 1991	LOM
Water Permit	1460B (B33/2/340/116)	DWS	15 March 1991	LOM
Waste Disposal Permit	1339N(B33/2/340/116/P35)	DWS	16 September 1992	LOM
Water Permit	3M (B33/2/340/116)	DWS	27 May 1991	LOM
Sewage Treatment Permit	QC404.00.XR01	DWS	20 August 1986	LOM
Water Permit	1339N (B33/2/340/116)	DWS	15 March 1991	LOM
Environmental Authorisation	EMS/11(i)/12(ii)(a)(c), 14, 19 ,24(ii),1, 15, 4(b)(i)(gg), 10(b)(i)(gg)(hh), 12(b)(i), 14(ii)(a)(b)(i)(hh)/22/16	DESTEA[1]	11 September 2023	LOM
1 Department of Economic, Small Business Development, Tourism and Environmental Affairs of the Free State.
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
Joel’s upper mining levels are in a mature phase of operation. The decline project development, from 129 to 137 level., which started in 2011, is complete. This included mining up to 137 level and the Beatrix Mine block exchange. The decline project to access the orebody from 137 level included two declines that were developed at 12° from 129 level – a chairlift decline and a conveyor belt decline. The belt, main tips and chairlifts have been completed.Reef development and stoping commenced on 137 level in 2016.
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
Mineral Processing
The former Joel gold plant designed and commissioned during the construction of the mine was decommissioned in fiscal
2009 and all ore mined at Joel is now processed at the Harmony One Plant.
Harmony One Plant processes underground ore from multiple properties, as well as surface ore from nearby MWDs. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two run-of-mine
("ROM") mills, two conventional thickeners, cyanide leach, CIP absorption, elution, zinc precipitation and smelting. The plant CIP process reflects the technology which was current at the time of construction.
The Harmony One Plant has a steady state design capacity of 390ktpm with its conventional CIP flowsheet. The Harmony
One plant is in good working condition and the equipment is also in good order with audits done on regular bases to check the operating performance of the plant.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. JD Ackermann	SAIMM	BSc Geol	All	Full time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel
(chip) sampling.
Since the inception of Joel in 1986, 48 exploration drill holes have been drilled from surface. 40 of the holes were drilled by the previous owners of the mine and eight holes, totalling 10,800m, have been drilled during Harmony’s tenure.
Surface exploration drilling by Harmony began in 2010, with the eight planned holes and their associated deflections. The purpose was to increase geological knowledge of structure, facies and grade distribution up to 137 level for the deepening of infrastructure to 137 level.

In 2019, five holes were drilled with the purpose to also explore for the VS5 Reef boundary in the eastern side of the shaft in 129 level and to determine the facies and value towards 145 level for the extension of the shaft to 145 level.
Underground exploration drilling has been ongoing throughout the operational life of Joel to identify organic growth opportunities. Underground exploration drilling is undertaken to supplement the surface drilling on a closer grid spacing for reef location, grade distribution and the presence of structures.
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
Mineral Resource Estimate
The Mineral Resource estimate at Joel is considered to have reasonable prospect for economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 558cmg/t gold based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	94.24
Unit cost[1]	R/t	4,834
1 Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-
K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	1.817	8.46	15,374	1.738	8.69	15,103	1.8
Indicated	2.938	6.82	20,033	2.750	7.38	20,306	(1.3)
Total / Ave. Measured + Indicated	4.755	7.45	35,407	4.488	7.89	35,410	—
Inferred	0.185	8.01	1,484	0.395	8.27	3,264	(54.5)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JD Ackermann, who is Ore Reserve Manager at Joel,
and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 558cmg/t determined at a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in Mineral Resources was due to depletion, as well as Inferred Mineral Resources beyond the WN Dyke and
D2 Fault has that been excluded resulting in a further reduction in ounces.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024, and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.078	4.69	9,740	2.140	4.70	10,062	(3.2)
Probable	0.168	5.35	899	0.802	4.36	3,495	(74.3)
Total / Ave. Proved + Probable	2.246	4.74	10,639	2.941	4.61	13,557	(21.5)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JD Ackermann, who is the Joel Ore Reserve Manager,
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
5.Mineral Reserves are reported using a cut-off grade of 915cmg/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves was due to depletion. These decreases were partially offset by additional ounces identified.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Joel. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.75
Average Stoping Width	cm	170
Gully	%	4.33
Off Reef	%	0.68
Waste to Reef	%	0.10
Flushing Tons	%	0.00
Discrepancy	%	0.00
Mine Call Factor	%	80.00
Plant Recovery Factor	%	94.24
Mine Recovery Factor	%	75.39
Plant Call Factor	%	100.00
Mineral Reserve Cut Off	cmg/t	915
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Kalgold
Property Description
Kalgold is located at latitude 26°10.0’S and longitude 25°14.5’E, 55km southwest of Mahikeng, between Mahikeng and
Stella, along the Mahikeng-Vryburg road (N18) in North West Province, South Africa. The Kalgold Mine is serviced by well-
maintained sealed roads with good access to all nearby towns and cities. The mine is surrounded by farmland and the closest community is at Kraaipan, approximately 15km to the south of the mine. The Kalgold Mine has been in operation since 1997 and is the only significant mining operation in the region. Kalgold is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Kalgold mine, along with certain infrastructure.

KRAAIPAN GREENSTONE BELT – LOCALITY

N
BOTSWANA
SOUTH AFRICA
Malopo River
Malopo River
Mahikeng
Madibe gold mine
Kalplats Project
(ARM)
Kalgold
(Harmony)
Muirs gold mine
Gemsbok Pan
Goudplaats
(historic mine)
Vryburg
24°
25°
26°
26°
-5°
24°
25°
27°
0
10
20
30
40
50
Kilometres
LEGEND
Amalia-Kraaipan
Greenstone Terrane
International border
Gold prospect/mine
Road
Railway
Kraaipan Project

Kalgold is an open-pit mining operation, extracting ore from a series of satellite orebodies.
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

N
W
E
S
Y -22 000m
Y -24 000m
Y -26 000m
Y -28 000m
X +2 890 000m
X +2 892 000m
X +2 894 000m
X +2 896 000m
SPANOVER 549 10
LENTON 541
SPANOVER 552 10
NOTTINGHAM 570 10
FERNDALE 554 10
BAKOVEN 550
FERNDALE 551 10
KOEDOESRAND 569
FERNDALE 564 10
Windmill South Pit
Watertank Pit
Watertank Waste Rock Dump
Spanover Waste Rock Dump
A Zone Waste Rock Dump
A Zone Pit
Low grade stockpile
Low grade stockpile
Tailings Dump
Training centre
Waste Rock Dump North
Goldridge 632 10
Processing Plant
Kalgold main offices
D Zone Pit
Waste Rock Dump South
0
1 000
Metres
LEGEND
Kalgold operations
Kalgold pit outlines
WINDMILL SOUTH PIT
WATERTANK PIT
A ZONE
D ZONE PIT (mined out)
LEGEND
Pit limits
Waste rock dumps
Tailings dump
Topsoil stockpile
Kalgold freehold area
Mining rights area

The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1,096 million.
Kalgold did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant
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
The Kalgold lode deposit is accessed through five discrete mining areas, namely D Zone, A Zone and A Zone south extension (Henry), Watertank, and Windmill pits. Watertank pit can be split into Watertank Main and Watertank North. Watertank
North refers to the northern extension of the pit. D Zone pit was mined out in 2009 and the geology of the D Zone pit is used as a benchmark for the other pits. The geology consists of mafic schist, which forms the immediate footwall, a BIF horizon as the main mineralised zone and a succession of clastic sediments consisting of shale, greywacke, and volcanic conglomerates as the hanging wall. Mining is currently taking place at the A Zone, Watertank, Henry and Windmill pits.
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
History
Kalgold was previously known as Shamrock, formed in 1982 as a wholly owned exploration and development subsidiary of
Royal Dutch Shell-Group ("Shell").
Exploration of the Kraaipan Greenstone belt by Shell began in the 1980s. In 1994, West Rand Consolidated Mines
(“WRCM”) acquired Shamrock. The company changed its name to Kalahari Goldridge Mining Company Limited in May 1996
and was listed on the Johannesburg Stock Exchange on 14 October 1996, via an issue of 18.4% of the shares of the company, as a dividend in specie, to shareholders of WRCM.
Harmony acquired Kalgold in July 1999.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The Kalgold mining right, which encompassed 615ha, was successfully converted, executed, and registered as a new order mining right on 24 February 2015, as MR12/2015 under Mining Right Protocol 574/2008. A Section 102, in terms of the
MPRDA, to include portions of the farms Goldridge 632 IO and Ferndale 544 IO was executed on 9 November 2010, under
Mining Right Protocol 774/2010.
The mining right now encompasses 1 733.476ha. The mining right was issued for a period of 30 years, expiring on August
27, 2038, and Kalgold has the exclusive right to renew the right for a further 30 years. The Kalgold mineral rights are held by
Harmony. Under the MPRDA, Harmony is entitled to apply to renew the mining right on its expiry. At 30 June 2025, Harmony was still awaiting the approval of the new prospecting right application lodged on 31 January 2024 to secure the area south of D
Zone.
Harmony is the holder of the following mining rights:
•NW30/5/1/2/2/77MR valid from 28 August 2008 to 27 August 2038.
•NW30/5/1/1/2/14264 PR. A prospecting rights application was lodged 31 January 2024, was still pending approval at 30
June 2024.

A summary of the status of environmental permits and licenses issued as at 30 June 2025, related to Kalgold operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	NW30/5/1/2/2/77MR	DMPR	8 March 2022	LOM
Environmental Authorisation	(NW) 30/5/1/2/3/2/1/77 EM	DMPR	4 October 2022	LOM
Water Use License	07/D41B/ABCGIJ/4754	DWS	22 February 2021	15 years
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/05/01/2025	Ngaka Modiri Molema District Municipality	27 May 2025	12 Months
Protected Trees Permit	01-12-2020/24NW	DFFE	2 December 2020	2 December 2025
Atmospheric Emission License	NWPG/KALGOLD/AEL 4.1,4.13 & 4.17/ SEP2024	DEDECT[1]	2 September 2024	31 August 2029
1 North West Department: Economic Development, Environment, Conservation and Tourism.
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
Mineral Processing
Kalgold's gold processing facility has been in operation since 1996. The technology used to process the gold-bearing ore is well established and has proven to be suitable for the style of mineralisation. Kalgold processes the ore using a well-established cyanide and CIL process for their recovery of gold. The average planned milling tonnages per month is 132.5ktpm at the planned feed grade of 1.03g/t. The plant is operating at its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QP was employed by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. T Mosholi	SACNASP	BSc. Hons (Geol), MEng MIning, MBA	All	Full time
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
Exploratory work planned to the south of the D zone pit will commence as soon as the pending prospecting right application approval is received. This drilling is aimed at expanding Mineral Resources and Mineral Reserves beyond the current mining limits.
The QP is of the opinion that the drilling and survey processes, the geological and geotechnical logging and the sampling and assaying data is appropriate for the Kalgold modelled deposit and mineralisation style.

Mineral Resource Estimate
The Mineral Resources at Kalgold are considered to have reasonable prospects of economic extraction by open pit mining methods. Kalgold is an on-going operation with a well-defined set of operating parameters and costs. These parameters are used to generate a series of open pit Mineral Resource shells based on various gold prices, to constrain the Mineral Resource block model for reporting purposes. Based on the parameters presented in the table below, the cut-off grade reporting to the
Kalgold Mineral Resources at 30 June 2025, is 0.55g/t gold.

Description	Unit	Value
Gold price	R/kg	1,400,000
Planned recovery factor	%	86.00
Mining costs	R/t	Modelled based on Andru mining rates
Processing costs	R/t	341
Plant throughput	ktpm	130
Planned dilution (Weighted planned per pit)%		7.5
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-
K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	8.941	1.09	9,742	8.928	1.15	10,223	(4.7)
Indicated	15.251	1.32	20,126	14.715	1.33	19,538	3.0
Total / Ave. Measured + Indicated	24.192	1.23	29,868	23.643	1.26	29,762	0.4
Inferred	32.447	0.61	19,900	31.688	0.60	18,855	5.5
Notes:
1. Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr.T Mosholi , who is Ore Reserve Manager at Kalgold,
and a Harmony employee.
2. The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3. No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 0.55g/t and a gold price of US$2,349/oz; for an assumed plant throughput of
132.5Ktpa.
5. Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. The inferred portion of the Mineral Resource includes the historical Surface tailings of 6 263Kg (0.201Moz)
9. The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources was due the pit shell design that was optimised, incorporating new geological information that resulted in the adjustment of the ore limbs, both east and west.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024 and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	10.312	0.96	9,907	10.342	0.99	10,207	(2.9)
Probable	8.340	1.12	9,309	8.369	1.18	9,854	(5.5)
Total / Ave. Proved + Probable	18.652	1.03	19,216	18.711	1.07	20,061	(4.2)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. T Mosholi, who is the Kalgold Ore Reserve Manager,
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
5.Mineral Reserves are reported using a cut-off grade of 0.58g/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The change in Mineral Reserves was due the pit shell design that was optimised, incorporating new geological information that resulted in the adjustment of the ore limbs, both east and west.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kalgold. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Mineral Reserve cut-off - Pit Mineral Reserves	g/t	0.58
Mine Call Factor - Pit Mineral Reserves	%	100.00
Dilution - Pit Mineral Reserves (Weighted planned per pit)%		7.50
Plant Recovery Factor - Pit Mineral Reserves	%	86.00
Plant Recovery Factor - Stockpile Mineral Reserves	%	70.00

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

Kusasalethu
Potchefstroom
Klerksdorp
Parys
N
500
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
26°27'S
Kusasalethu Shaft
Kusasalethu Plant
N12
Kusasalethu
Wedela
Mponeng
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
27°21'E
0
2km

The “property, plant, and equipment” as of 30 June 2025 including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R690 million.
Kusasalethu did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant
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
The Kusasalethu mining right area is also intruded by dolerite sills and syenite dykes of different ages. Many of these dykes strike north to north–northeast with thicknesses that vary from 1m to 90m.
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
A single mining right covers Kusasalethu which was successfully converted, executed and registered as a new order mining right at the MPRTO. The principal mining right (GP30/5/1/2/2/(07) MR) covers an area of 8 639.73ha for the mining of gold. This mining right was granted on 18 December 2007, and, unless cancelled or suspended, will continue in force for 30 years ending 17 December 2037.

A section 102 application was submitted in 2018 to combine the contiguous farms Buffelsdoorn 143IQ and Deelkraal
142IQ, which increased the extent of the original mining right from 5,100ha to the current 7,000ha.
The following mining rights make up the full mining lease area of approximately 7,000ha:
•GP30/5/1/2/2(07) MR valid from 18 December 2007 to 17 December 2037.
A summary of the status of environmental permits and licenses issued as at 30 June 2022, related to Kusasalethu operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/3/2/1(07) EM	DMPR	20 March 2010	LOM
Water Use License	08/C23J/AJFG/10192	DWS	14 December 2020	13 December 2040
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
The ore from Kusasalethu is processed at Mponeng’s gold processing facility which has been in operation since 1986. The technology used to process the gold-bearing ore is well established and suitable for the style of mineralisation (i.e., VCR ore).
The ore milled at the Mponeng Plant follows a standard cyanide leach, CIP, and electrowinning process in order to extract the gold bullion. The plant is designed to process 95tph of ore. The plant capacity is well-matched to accommodate the total ore feed from Kusasalethu and Mponeng, and the gold produced is in line with the forecast ounces.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr JM Modise	SAGC	MSCC, NHD (MRM)	All	Full time
Exploration
Exploration at Kusasalethu has mainly focused on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to replace depletion. Geological data has been obtained through underground channel
(chip) sampling, underground mapping and underground drilling. The close spaced underground data gathering was preceded by a surface geophysical seismic survey, as well as surface diamond core drilling. Exploration from underground platforms continues to improve geological confidence for the VCR.
Exploration work on the Kusasalethu mining right area commenced in the early 1940s as part of the Western Deep Levels evaluation program. The work was initially limited to surface platforms, where an extensive surface exploration program was conducted across the Western Deep Levels leases by Anglo American Corporation Limited (“AAC”).
Underground exploration drilling has been on-going throughout the operational life of Kusasalethu. As the underground areas are accessed, platforms are generated for underground drilling.
The drilling of exploration holes is limited by the availability of sufficient drilling platforms or development ends. LIB exploration holes are used to explore prospective areas for organic growth to the east of the current mine on 105,109 and
113 levels. The drilling information will inform the geology and estimation models to the east of the BV78 dyke and Grass dyke.
An underground infill drilling system, using short hole drilling, is in place to improve data density in specific areas and are drilled from the underground development access drives. Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Kusasalethu in 2001.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.

Mineral Resource Estimate
The Mineral Resource estimate for Kusasalethu is considered to have reasonable prospects for economic extraction. The cut-off value for the Mineral Resources is determined at 1,040cmg/t gold based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	96.0
Unit cost	R/t	6,414
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	6.933	9.48	65,717	5.739	9.99	57,327	14.6
Total / Ave. Measured + Indicated	6.933	9.48	65,717	5.739	9.99	57,327	14.6
Inferred	2.419	8.78	21,233	2.394	8.81	21,096	0.6
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JM Modise, who is Ore Reserve Manager at
Kusasalethu, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 1,040cmg/t determined at a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resources was due to a Mineral Resource gain based on new geological information from development and exploration drilling, resulting in additional ounces above Mineral Resource cut-off.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.

The Mineral Reserve estimate, as at 30 June 2024 and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	1.875	6.26	11,731	1.999	6.33	12,663	(7.4)
Probable	0.023	4.94	114	0.001	3.82	4	2579.9
Total / Ave. Proved + Probable	1.898	6.24	11,845	2.001	6.33	12,667	(6.5)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JM Modise, who is the Kusasalethu Ore Reserve
Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Mineral Reserves are reported using a cut-off grade of 1,081cmg/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The change in Mineral Reserves was a result of depletion that was partially offset by the extension of the LOM by one year as a result of additional ounces above Reserve cut-off based on new geological information from development and exploration drilling.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kusasalethu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
RD	t/m³	2.78
Stoping Width	cm	131.5
Gully	%	5.53
Off Reef	%	3.27
Waste to Reef	%	0.83
Flushing	%	0.33
Discrepancy	%	15.33
Mine Call Factor	%	82.00
Plant Recovery Factor	%	96.00
Mine Recovery Factor	%	78.72
Plant Call Factor	%	100.00
Mineral Reserves Cut Off	cmg/t	1081
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.
Moab Khotsong
Property Description
Moab Khotsong comprises two operating underground deep level gold mines, namely the Moab Khotsong Mine and the
Great Noligwa Mine. Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These mining areas are referred to as Top Mine, accessed through Great Noligwa and Moab Khotsong shafts, Middle Mine, accessed through
Moab Khotsong shaft, and Zaaiplaats, a Board approved project currently being accessed through a decline system from Moab
Khotsong.
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
Moab Khotsong Mine has a single vertical main-shaft to 103 level and a sub-shaft from 73 level to 103 level. Great Noligwa
Mine has a twin vertical shaft to 80 level and is connected with Moab Khotsong on 64,68,70 and 76 levels. These two mines are collectively referred to as Moab Khotsong operation and has a dedicated ore processing plant. A decline system is currently being developed from 101 level to access Zaaiplaats area below the current infrastructure.
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

Settling Dams
Great Noligwa #
Noligwa Plant
South Uranium Plant
Moab Khotsong #
Mispah 1 TSF
Mispah 2 TSF
Kopanang Paydam
Scale
0
500m
Tailings pipeline
Railway line
Road

The “property, plant, and equipment” as of 30 June 2025 including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R8,023 million.
Moab Khotsong did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no
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
Moab Khotsong exploits gold mineralisation occurring in the VR. This reef is stratigraphically located near the top of the
Johannesburg Sub-group, within the CRG. The VR ranges in depth at Moab Khotsong from 1,500m BMD to 3,400m BMD. Gold mineralisation also occurs in the stratigraphically higher C Reef, which lies approximately 225m above the VR. However, the
C Reef typically contributes less than 5% to the mining production.
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
Harmony assumed ownership of Moab Khotsong in March 2018, and has since added the Zaaiplaats area to the Mineral
Resources and Mineral Reserves. The inclusion of Zaaiplaats in the LOM plan has extended the life of Moab Khotsong for
20 years up to 2044 and the overall production is expected to be in the order of 200koz of gold per annum.
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
Harmony’s Moab Khotsong mineral tenure comprises two mining rights covering approximately 10,991ha, namely:
•NW30/5/1/2/2/15 MR valid from 12 September 2007 to 11 September 2037; and
•NW30/5/1/1/2/16 MR valid from 20 August 2008 to 19 August 2038.
A summary of the status of environmental permits and licenses issued as at 30 June 2025 related to Moab Khotsong operation is presented in the table below.

Permit Holder	Permit / License	Reference No.	Issued By	Date Granted	Validity
Harmony	EMPr	NW30/5/1/2/2/15&16MR	DMPR	19 March 2025	LOM
Harmony	Atmospheric Emission License	AEL/FS/MKO- HGM/14/10/2019F	DFFE	29 January 2021	30 January 2026
Harmony	Waste Management License	NWP/WM/DK2/2018/04/01/02	GDARD[1]	13 March 2019	LOM
Harmony	Water Use License	08/C24B/AGJ/9799	DWS	12 November 2020 Amendment: 30 October 2023	12 November 2040
Harmony	Demarcation Permit	DM-NW/05/01/2024	DALRRD[2]	15 April 2024	15 April 2029
Harmony	Water Registration Certificate	REF no: 23114755 of the WUL: 08/C24B/AGJ/9799	DWS	22 June 2023	LOM
1 Gauteng Department of Agriculture and Rural Development.
2 Department of Agriculture, Land Reform and Rural Development.
Mining Method
The tabular nature of the orebody, along with its depth and structural complexity, dictates the mining method employed at
Moab Khotsong. The primary mining method used at Moab Khotsong is conventional breast mining, on a scattered grid. This method, as opposed to the SGM, is necessitated by the complex geology at Moab Khotsong, which prevents the implementation of a strict mining sequence. Moab Khotsong makes extensive use of backfill for the support of stopes. The economic reef horizons of Top and Middle Mine are exploited between depths of 1,698m and 3,054m BMD.
Zaaiplaats is located between the elevations of 3,054m and 3,526m BMD. Zaaiplaats will be accessed by declines from the northeastern end of the Zaaiplaats property to take advantage of the existing access development in place.

The scattered mining makes use of pillars with a pre-developed grid of tunnels, aimed at providing geological information ahead of the mining face, in order to control geotechnical stress. The Geotechnical Engineering department provides detailed numerical modelling and guidance regarding the best mining practices to be applied to minimise the risk associated with seismicity.
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
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. RF. Gaelejwe	SACNASP	B.Sc. Hons (Geol), PGDip, EMBA	All	Full time
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
Underground exploration drilling has been on-going throughout the operational life of Moab Khotsong as the mine deepens. Underground drilling intersections are sampled where possible and, if acceptable and representative, are used in the estimation process. For estimation purposes 134 surface exploration drilling, LIB exploration drilling and underground exploration drilling intersections were used.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for economic extraction.
The cut-off value for the Mineral Resources is determined per mining area as follows: Top Mine and Middle Mine 500cmg/t; and
Zaaiplaats 1,350cmg/t based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	96.56
Unit cost (Specific cost applied per mining area)	R/t	5,820
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.

The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

Gold	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.681	16.13	43,246	2.938	17.32	50,895	(15.0)
Indicated	3.257	16.65	54,234	2.888	15.38	44,417	22.1
Total / Ave. Measured + Indicated	5.938	16.42	97,480	5.826	16.36	95,312	2.3
Inferred	2.682	17.90	48,022	2.703	18.16	49,098	(2.2)

Uranium	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)
Measured	—	—	—	—	—	—	—
Indicated	5.938	0.72	4,253	5.826	1.17	6,817	(37.6)
Total / Ave. Measured + Indicated	5.938	0.72	4,253	5.826	1.17	6,817	(37.6)
Inferred	2.682	0.60	1,614	2.703	0.71	1,925	(16.2)
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. RF. Gaelejwe, who is the Ore Reserve Manager, and
who is a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Gold Mineral Resources are reported using a cut-off value per area of 500cmg/t and 1,350cmg/t determined a gold price of
US$2,349/oz.
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
The Gold Mineral Resource increased due to structural gains and value in the Zaaiplaats project area. Uranium Mineral
Resource year on year variability is driven by new geological information in the Zaaiplaats mining front.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024, and 2025, is summarised in the table below.

Gold	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	3.213	7.38	23,715	3.360	7.69	25,848	(8.3)
Probable	9.788	8.43	82,500	10.277	8.14	83,671	(1.4)
Total / Ave. Proved + Probable	13.001	8.17	106,215	13.637	8.03	109,519	(3.0)

Uranium	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	% Change
Proved	—	—	—	—	—	—	—
Probable	13.001	0.36	4,646	13.637	0.35	4,763	(2.4)
Total / Ave. Proved + Probable	13.001	0.36	4,646	13.637	0.35	4,763	(2.4)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. RF Gaelejwe, who is the Ore Reserve Manager, and
who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content is recovered gold content after taking into consideration the modifying factors.
5.Gold Mineral Reserves are reported using a cut-off grade per mining area of 1,200cmg/t and 1,800 cmg/t determined using a gold price of
US$2,237/oz.
6.Uranium is reported as a byproduct of Gold.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is due to depletion that was partially offset by structural gains and value in the
Zaaiplaats project area.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Moab Khotsong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Moab Khotsong Middle Mine	Zaaiplaats	Great Noligwa Top Mine
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	180cm	154.0cm	180cm
Gully	%	10.48	10.10	10.48
Off Reef	%	15.25	12.00	15.25
Waste to Reef	%	2.59	—	2.59
Flushing tons	%	4.68	7.98	4.68
Discrepancy	%	6.16	18.70	6.16
Mine Call Factor	%	67.00	78.00	67.00
Plant Recover Factor	%	96.56	96.50	96.56
Mine Recover Factor	%	64.70	75.27	64.70
Plant Call Factor	%	100.00	100.00	100.00
Mineral Reserve cut-off	cmg/t	1,200	1,800	1,200
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
Mponeng comprises a twin-shaft system with two surface vertical shafts and two sub-vertical shafts. A decline system, consisting of four declines, extends from 120 level towards 123 and 126 levels to access and mine the VCR. Ore and waste material are hoisted separately with ore being delivered to the plant by means of a conveyor belt and the waste rock going to the low-grade stockpile. Mponeng has its own processing plant situated adjacent to the mine. Operations are powered by electricity from Eskom.

Mponeng is accessible via the national and provincial roads. The general layout of Mponeng infrastructure in relation to the neighbouring Harmony mines, TauTona and Savuka is displayed in the graphic below.

Mponeng
Potchefstroom
Klerksdorp
Parys
N
Savuka Low Grade Stockpile
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
Kusasalethu Shaft
Kusasalethu Plant
Kusasalethu
Wedela
Mponeng
N12
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
0
2km
27°21'E

The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R6,051 million.
Mponeng did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.
Geology
Mponeng is situated on the northwestern margin of the Witwatersrand Basin of South Africa, one of the prominent gold provinces in the world. There are seven gold-bearing conglomerates within the lease area, of which only the VCR and CLR are economically viable.
The VCR is a gold bearing quartz pebble conglomerate of intermediate to high grade. It forms the base of the Ventersdorp
Supergroup, which caps the Witwatersrand Supergroup through an angular unconformity. A characteristic of this horizon is the pronounced palaeomorphology, where a thick reef is preserved in the form of terraces separated stratigraphically by a thin inter-
terrace slope reef.
The CLR, historically mined at the adjacent Harmony wholly-owned TauTona and Savuka Mines, is reported as part of the
Mponeng Mineral Resource. It is a c.20cm thick tabular, auriferous quartz pebble conglomerate. It lies 800-900m stratigraphically deeper than the VCR, near the base of the Johannesburg Subgroup of the CRG of the Witwatersrand
Supergroup.
Both the VCR and the CLR have been subjected to faulting and are intruded by a series of igneous dykes and sills of various ages that cut across the reefs. The gold mineralisation at Mponeng succeeded a period of deep burial, fracturing, and alteration. The gold and other elements are believed to have precipitated through the reaction of hydrothermal fluids at high temperatures along the reef horizons.
History
Mponeng was formerly known as Western Deep Levels South Shaft, or No.1 Shaft when AAC first owned the operation.
The No. 1 South Shaft system (i.e., the vertical twin shaft) together with the Mponeng gold plant were commissioned in 1986.
The shaft system allowed access to the deeper VCR in the southern part of the lease area.
The name changed in 1999 to Mponeng and was 100% owned and operated until recently by AngloGold Ashanti. As at
1 October 2020, Harmony took full control and ownership of Mponeng as part of the acquisition of AngloGold Ashanti's South
African business pursuant to the Mponeng Acquisition.
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

During February 2024, the LOM extension project was approved allowing further access development into the VCR and
CLR.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The following mining rights make up the full mining lease area of approximately 6,704ha:
• GP30/5/1/2/2(01) MR valid from 1 February 2006 to 1 February 2036
• GP30/5/3/2/2(11) MR to be incorporated with GP(01) MR and;
• GP30/5/1/2/2(248) MR (for Sand) valid from 16 October 2012 to 15 October, 2025. Also to be incorporated into
GP(01) MR in terms of section 11.
As part of the Mponeng Acquisition, all mining rights related to Mponeng were transferred and are now held by Harmony.
There are two mining rights that form the Mponeng area which were successfully converted, executed and registered at the
MPRTO. The principal mining right (GP30/5/1/2/2(01) MR) covers an area of 6,704ha for the mining of gold, silver, nickel and uranium. This mining right, granted on 1 February 2006, unless cancelled or suspended will continue in force for 36 years ending 1 February 2036. The incorporation of the mining right, GP30/5/1/2/2(248) MR, is part of the section 11 and section 102 process.
The mining rights GP30/5/1/2/2(01) MR and GP30/5/1/2/2(248) MR were ceded from AngloGold Ashanti to Golden Core, a wholly owned subsidiary of Harmony, on 1 October 2020 and were successfully registered in the Mining Titles Office on the
14 June 2021 as part of AngloGold Ashanti's sale of their last remaining South African assets to Harmony, including its West
Wits operation as part of the Mponeng Acquisition.
A section 102 application in terms of the MPRDA was submitted previously by AngloGold Ashanti in March 2017 to consolidate its West Wits mining rights into a single mining right (GP30/5/1/2/2(01) MR) ("AngloGold Ashanti Application").
The AngloGold Ashanti Application was approved by the DMPR in August 2020, but was, however, not implemented due to a change in circumstances as a result of the Mponeng Acquisition and was consequently withdrawn. On 15 February 2022,
Golden Core submitted an application in terms of section 102 of the MPRDA, substantively similar to the AngloGold Ashanti
Application, to consolidate the mining rights and mining right areas into a single mining right (GP30/5/1/2/2(01) MR) ("Golden
Core Application"). The Golden Core Application is currently pending at the DMPR.
A renewal application for GP30/5/1/2/2(248) MR was timeously submitted, while awaiting the processing of the Golden
Core Consolidation Application by the DMPR, as the DMPR advised that they could not process the consolidation application while there was a renewal application submitted. The estimated timeline for approval is by end of 2025 and Harmony does not view there being a material risk while the approval is pending.
A summary of the status of environmental permits and licenses issued as at 30 June 2025 related to Mponeng’s operation is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	(GP) 30/5/1/2/3/2/1 (01)	DMPR	12 April 2012	LOM
Waste Management License	GAUT 002/09-10/W0011	GDARD[1]	20 December 2024	2044
Hazardous Waste Generator Certificate	GPG-01-513	GDARD[1]	14 July 2015	There is no expiry on this certificate. It is still valid.
Water Use License	08/C23E/AEFGCEI/12157	DWS	Licenced issued under Harmony Gold issued September 2022	9 years
Certificate of Registration Inflammable Liquids and Substances	RP438/ptn5	West Rand District Municipality	September 2024	Annually
1 Gauteng Department of Agriculture and Rural Development.
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

Mineral Processing
Mponeng's gold processing facility, The Mponeng plant has been in operation since 1986. The technology used to process the gold-bearing ore is well established and is suitable for the style of mineralisation (VCR and CLR ore). The current capacity of the plant is designed to process 95tph ore. The plant is operating below its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. W. Oliver	SAGC	MSCC, GDE (Mining Engineering)	All	Full time
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
Exploration from underground platforms is currently continuing for the VCR in the east and west of the current mining levels, between 3,500m and 3,700m BMD, to improve geological confidence.
Exploration of the VCR target areas west and east of the 126-level mining front continues for the in fiscal 2026. These will form part of the approved exploration campaign. These targets will generate the needed information in two areas, on the
Booysens/Kimberley transition towards the east, ahead of the planned LOM extension areas and the area west of the Kimberley estimation domains.
Both areas are currently showing high levels of variability that will benefit from the additional information that will be generated for the completion of these exploration drill holes. VCR variability limits the forward confidence in the Mineral
Resource estimation. More data collected can assist the QP to define the zones of high variability.
Mponeng infill exploration drilling of the VCR from 2024 to 2025 completed 4,645m of drilling and increased confidence of the estimated ounces on the eastern area of the Booysens Shale footwall zone. For the 2025 to 2026 period an additional
4,105m is planned to improve confidence of the Indicated Mineral Resource portions and continue to focus on the below
126 level LOM extension area.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Mponeng lease area (which includes TauTona and Savuka), as determined through the analysis of the reasonable prospect for economic extraction by underground mining method. The cut-off value for the Mineral Resources is determined at 761cmg/t gold based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	98.00
Unit cost[1]	R/t	7,581
1 Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.

The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	3.767	16.60	62,527	2.688	15.55	41,800	49.6
Indicated	13.471	12.96	174,629	13.719	13.48	184,915	(5.6)
Total / Ave. Measured + Indicated	17.239	13.76	237,156	16.407	13.82	226,716	4.6
Inferred	32.442	11.40	369,698	32.105	11.34	364,070	1.5
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. W. Olivier, who is Ore Reserve Manager at
Mponeng, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 761cmg/t determined using a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resource is due to the additions from geological model updates and structural gains based on new geological information.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition,
Mineral Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024, and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	3.564	10.32	36,783	4.466	9.67	43,190	(14.8)
Probable	10.992	9.07	99,717	10.940	8.86	96,875	2.9
Total / Ave. Proved + Probable	14.556	9.38	136,499	15.406	9.09	140,065	(2.5)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. W. Olivier, who is the Mponeng Ore Reserve Manager,
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
5.Mineral Reserves are reported using a cut-off grade of 971cmg/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The increase in the Mineral Reserves is due to introducing ounces from the LOM extension through design optimisation and an increase in average mining grade.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Mponeng. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative density	t/m³	2.71
Stoping width	cm	152.9
Gully	%	6.85
Off reef	%	7.89
Waste to reef	%	2.42
Flushing tons	%	5.96
Discrepancy	%	15.47
Mine call factor	%	80.74
Plant recover factor	%	98.00
Mine recover factor	%	79.13
Plant call factor	%	100.00
Mineral Reserve cut-off	cmg/t	971
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Target
Property Description
Target is an advanced, single-shaft, deep-level gold mine which has been operational for approximately 30 years. While most of the gold mineralisation extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed for extraction of gold and also to de-stress areas ahead of mechanised mining. The mine is located in the Free
State Province of South Africa, approximately 270km southwest of Johannesburg and 30km north of the town of Welkom, at longitude 26°38'24.92"E and latitude 27°45'42.59"S. Target is wholly-owned and operated by Harmony.
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
The Target mining area is well developed in terms of access and mining-related infrastructure. Access to the Target shafts
(1, 2, 3 and 5) is via a well-maintained paved road. Adequately maintained roads are used to access other areas of the mine such as the explosives magazines, sewage works, tailings dam and the evaporation ponds. The area also has access to rail links and an airfield within proximity.

The surface infrastructure associated with Target is presented in the graphic below.
The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,067 million.
Target did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant
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
Gold mineralisation currently exploited is hosted within a succession of Elsburg and Dreyerskuil ("DK") quartz pebble conglomerate reefs hosted by the van den Heeversrust and Dreyerskuil (Uitkyk) members of the Eldorado (Elsburg) Formation, respectively.
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
The formation of Avgold Limited ("Avgold")in 1996 was intended to further the gold mining and exploration interests of
Anglovaal.
Harmony acquired Target in May 2004 by acquiring 100% of Avgold's shares. During 2017 an optimisation project commenced with the aim of reducing hauling distances and to improve gold production. The surface bulk-air-cooler and the
No. 8 fridge plant were commissioned in November 2021. 291 level crusher installation and 282-291 level belt extension were completed and commissioned in November 2023.
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
An application for the renewal of FS30/5/1/2/2/14MR has been lodged with the DMPR. Despite the expiry date the mining right will remain in force until such time the application has been granted or refused by the DMPR.
The summary of mineral tenure and the approved mining rights include the following:
•FS30/5/1/2/2/14MR, which is valid from 30 November 2007, to 29 December 2025, and covers 4,237.00ha; and
•FS30/5/1/2/2/225MR, which is valid from 2 December 2013, to 11 December 2026, and 3,715.78ha.
A summary of the status of environmental permits and licenses issued as at 30 June 2025, related to Target is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(14) EM	DMPR	30 November 2002	Renewal in progress
Atmospheric Emission License	LDM/RAEL/01/2024	Lejweleputswa District Municipality	February, 2024	January, 2029
Water Permit	789N	DWS	4 November 2008	Valid pending issue of new license
Water Permit	1046B	DWS	4 November 2008	Valid pending issue of new license
Mining Method
The Target Mine deposit is made up of stacked mineralised multiple reef bands interbedded with quartzites and quartzwackes. The Elsburg Reefs are composited into thick mineralised packages to enable the application of massive open stoping mining method, while the Dreyerskuil Reefs are separated into thinner discrete horizons that enable narrow reef conventional mining method.
Target Mine is essentially a trackless mining operation with a combination of highly mechanised massive open stope, sub-
level open stope mining, and labour-intensive narrow reef stoping, the latter being more typical of South African gold mines’
conventional stoping.
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
Massive open stoping accounts for ±70% of the ore production with ±30% coming from conventional narrow reef stoping.
Mineral Processing
The Target Plant was designed and commissioned in November 2001. The plant was designed to treat a total tonnage of
105ktpm with a potential to expand to 160ktpm for future demand. Currently the plant treats ore from Target and Target 2 waste dump.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. S. Motlatla	SACNASP	BSc. Hons (Geol), GDE (Mining)	All	Full Time

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
The central array targeted the Elsburg Reefs, while the western and eastern arrays focused on definition of the proximal
(steep west limb) and distal Kimberley and Basal Reefs, respectively.
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
Exploration drilling is currently in progress to determine the economic potential of EA3 Reefs and DK Reefs along the sub-
crop of the Elsburg Reefs. Additional to the capital exploration, an underground infill drilling program is in place to improve data density to enhance the estimation model.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Target lease area, as determined through the analysis of the reasonable prospect for economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 3.08g/t gold based on the economic assumptions presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	94.50
Unit cost[1]	R/t	4,181
1 Unit cost includes cash-operating cost, royalty and on-going development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	5.588	7.77	43,411	4.814	8.41	40,488	7.2
Indicated	3.761	6.94	26,112	3.890	6.82	26,538	(1.6)
Total / Ave. Measured + Indicated	9.349	7.44	69,524	8.704	7.70	67,025	3.7
Inferred	3.686	5.99	22,080	3.868	5.75	22,237	(0.7)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. S Motlatla, who is the Target Ore Reserve Manager,
and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.

4.The Mineral Resources are reported using a cut-off grade of 3.08g/t determined at a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in Mineral Resources was mainly due to depletion that was partially offset as result of structural changes in block 5.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2024 and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.421	4.46	10,796	2.459	4.27	10,508	2.7
Probable	1.082	4.48	4,850	1.145	4.87	5,577	(13.0)
Total / Ave. Proved + Probable	3.503	4.47	15,646	3.605	4.46	16,085	(2.7)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. S. Motlatla, who is the Target Ore Reserve Manager,
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
5.The NRM Mineral Reserves are reported using a cut-off value of 752cmg/t determined using a gold price of US$2,237/oz. The massive open stoping Mineral Reserves are reported using a cut-off grade of 3.45g/t determined using a gold price of US$2,237/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is mainly due to depletion that was partially off-set by additional ounces identified due to structural changes in block 5.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Target. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.71
Average Stoping Width	cm	171
Mine Call Factor	%	95.00
Plant Recovery Factor	%	94.50
Mineral Reserve Paylimit - NRM	cmg/t	752
Mineral Reserve Cut-off - Massive Open Stoping	g/t	3.45
Mineral Reserve Cut-off - Development	g/t	3.45
Dilution - Massive Open Stoping	%	6.00
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Tshepong North
Property Description
The Tshepong North mine comprises the underground and surface assets, situated between the towns of Welkom and
Odendaalsrus in the Free State Province of South Africa. The mine is a moderate to deep-level gold mine, operating at depths of between 1.6km and 2.4km BMD.
The mine is located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and
15km to the north of the town of Welkom, situated at a latitude of 27°51’56.45”S and longitude of 26°42’45.15”E.
The following graphic illustrates the location of the Tshepong North, along with certain infrastructure.
Historically, the primary reef mined is the Basal Reef although B Reef mining has increased in the past four years from 8%
to 32%.
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
Tshepong North operates with a single shaft system, where ore and waste are hoisted to the surface through the main vertical shaft. Additionally, a twin decline system extends from 66 to 75 level, with ongoing capital work to deepen it to 77 level.
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
The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,553 million.
Tshepong North did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no
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
Mineralisation also occurs within the stratigraphically higher A and B Reefs respectively of the Aandenk and Spes Bona
Formations, within the Turffontein subgroup of the CRG. However, only the B Reef can be economically extracted.
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
The Tshepong South and Tshepong North were merged into the Tshepong operation in 2017 but again split into separate entities in 2021.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right for Tshepong North encompasses an area of 10,798.74ha. Harmony holds several mining rights in the Free State Goldfields which have been successfully converted and executed as new order mining rights, some of which are still to be registered at the MPRTO.
Tshepong North is wholly owned by Harmony, including the associated mineral rights. Harmony commenced acquiring the assets through the acquisition of AngloGold Ashanti's Free State operations in 2001.
Mining at Tshepong North is carried out under the following mining rights, covering both Tshepong North and Tshepong
South:
•FS30/5/1/84MR, which is valid from 11 December 2007, to 10 December 2029, and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at 30 June 2025, related to both Tshepong North and Tshepong South is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMPR	11 December 2007	10 December 2029
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents.	B33/2/340/31	DWS	2 April 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWS	27 May 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWS	Not indicated.	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC[1]	Not indicated.	LOM
1 Department of Water Affairs, Forestry and Environmental Conservation.
Mining Method
Tshepong North mine is categorised as a moderate to deep-level underground gold mining operation, currently extending to depths of up to 2,427 metres BMD. SGM is the preferred mining technique employed at Tshepong North. This method utilises dip pillars and reduced mining spans in conjunction with pre-developed tunnels to enhance control over rock stress. The SGM configuration follows a V-shaped sequence, often referred to as the “inverted Christmas tree.” SGM is particularly effective for
NRM in underground environments. The method is characterised by its distinct layout, where primary development occurs off-
reef (in waste rock) and secondary development takes place on-reef (within the mineralised zone).
This approach is designed for deeper mining operations and offers several advantages, with safety being a primary benefit.
A notable aspect of the SGM method is its advance from raises in one direction at a time, towards stabilising or regional pillars.
This practice minimises the formation of remnant pillars, thereby reducing the risk of seismic activity.
While the primary focus of Tshepong North’s business plan is on the SGM methodology and sequencing, certain sections of the mine also employ alternative mining methods, including breast stoping, undercut stoping, and open stoping.

Mineral Processing
All ore mined at Tshepong North is processed at Harmony One Plant.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. A. Louw	SACNASP	BSc. Hons. (Geohydrology)	All	Full Time
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel
(chip) sampling.
Exploration from underground platforms is currently continuing for the Tshepong sub-75 level development, to improve geological confidence.
Tshepong North is engaged in ongoing exploration drilling of the B Reef to assess the potential extension of existing pay shoots and their connection to adjacent mines. Footwall development at the 71 Level (decline area) commenced during fiscal
2022 and is being utilised as a platform for drilling to confirm and delineate the anticipated B Reef channel, which is projected to extend in an east-north-southwest direction. Based on recent exploration results and ongoing stope face mining activities at
69 Level (decline area), a concept study has been initiated to evaluate the potential B Reef extraction between 60 and 66 Levels
(upper mine area).
Throughout the mine’s operational life, underground exploration drilling has been conducted as the mine deepens. This drilling is performed using hydraulic and pneumatic drill rigs for diamond core drilling.
Drill holes are executed from diamond drilling bays, developed at 50m intervals along the ends of footwall developments
(X/Cs) and at 100m intervals along haulages and RAWs. The drilling fans typically consist of up to ten individual drill holes, with inclinations varying from -15° to +30° of vertical, or adjusted based on local geological structures.
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
Mineral Resource Estimate
The Mineral Resource estimate of Tshepong North is considered to have reasonable prospects for economic extraction.
The cut-off value for the Mineral Resources is determined at 700cmg/t for the gold based on the economic assumptions presented in the table below at 30 June 2025.

Tshepong North
Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	95.60
Unit cost[1]	R/t	4,942
1 Unit cost includes cash operating cost, royalty and ongoing development capital
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate for Tshepong North, as at 30 June 2024 and 2025, exclusive of the reported Mineral
Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	12.125	12.40	150,403	12.000	12.57	150,790	(0.3)
Indicated	6.567	11.43	75,096	4.609	10.56	48,670	54.3
Total / Ave. Measured + Indicated	18.692	12.06	225,499	16.609	12.01	199,460	13.1
Inferred	8.272	9.30	76,917	7.926	10.16	80,495	(4.4)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at
Tshepong North, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 700cmg/t determined at a gold price of US$2,349/oz.
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
S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate for Tshepong North, as at 30 June 2024, and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.403	4.55	10,936	3.009	4.77	14,341	(23.8)
Probable	1.606	5.85	9,391	1.990	5.57	11,083	(15.3)
Total / Ave. Proved + Probable	4.009	5.07	20,327	4.999	5.09	25,430	(20.1)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at Tshepong
North, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 750cmg/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The change in Mineral Reserve was mainly due to depletion that was partially offset by additional ounces identified.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong North. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	118
Gully	%	8.40
Off Reef	%	4.81
Waste to Reef	%	4.00
Flushing tons	%	2.07
Discrepancy	%	7.93
Mine Call Factor	%	68.00
Plant Recover Factor	%	95.60
Mine Recover Factor	%	65.01
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	750
Note: Development waste to reef, including the decline development.
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Tshepong South
Property Description
The Tshepong South mine comprises one operating underground gold mine namely “Tshepong South”. Tshepong South is a mature, moderate to deep-level underground operation using conventional underground mining methods to depths of 2,427m
BMD. The mine utilises the Tshepong North and Nyala shafts. Tshepong South’s success is greatly dependent on the services rendered via Nyala where four main compressors are commissioned and Tshepong South’s ore is being hoisted.
The mines are located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and
15km to the north of the town of Welkom. Tshepong South is situated adjacent to the south of Tshepong North, and is located at a latitude of 27°54’1.27”S and longitude of 26°43’30.05”E.
The following graphic illustrates the location of Tshepong South, along with certain infrastructure.
The primary reef mined is the Basal Reef, with additional gold mineralisation being found in the B Reef and A Reef. The
B Reef, secondary reef mined, which lies approximately 145m stratigraphically above the Basal Reef, contributes to about 30%
of the total mining production profile at Tshepong South.
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

N
27°50'S
27°55'S
28°00'S
Freddies 9
R 30
Kutlwanong
Tshepong North
R 34
Odendaalsrus
Freddies 6
Nyala
Tshepong South
R 34
Nyala
Freddies 3
Kudu
Eland
R 70
Sable
Welkom
R 73
FSS5
FSS3
FSS1
FSS2E
FSS2W
FSS4
Witpan
Harmony One Plant
Mining Right
Towns/Residential Areas
Shaft Position
Regional Roads
Rail
TSF being Mined
Non-active TSF
Active TSF
WRD
0
2.5km
26°40'E
26°45'E

The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,584 million.
Tshepong South did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.

Geology
Tshepong South is situated in the Free State Goldfields, on the southwestern margin of the Witwatersrand Basin of South
Africa, one of the most prominent gold provinces in the world. The major gold bearing conglomerate reefs are mostly confined to
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
Mineralisation also occurs within the stratigraphically higher A- and B Reefs of the Kimberley (formerly Aandenk)
Formation, within the Turffontein subgroup of the CRG. However, only the B Reef can be economically extracted.
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
Tshepong South and Tshepong North were merged into the Tshepong operation by Harmony in 2017, but again split into separate entities in 2021.
Mining of the B-Reef commenced in February 2024 and it is contributing approximately 20% of the total production profile.
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
Mining at Tshepong South is carried out under the following mining right, covering both Tshepong North and Tshepong
South:
•FS30/5/1/84MR, which is valid from 11 December 2007 to 10 December 2029 and covers an area of 10,798.74ha.
A summary of the status of environmental permits and licenses issued as at 30 June 2025, related to both Tshepong South and Tshepong North is presented in the table below.

Permit / License	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(84)EM	DMPR	11 December 2007	10 December 2029
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents.	B33/2/340/31	DWS	2 April 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWS	27 May 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWS	Not indicated.	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWAFEC[1]	Not indicated.	LOM
1 Department of Water Affairs, Forestry and Environmental Conservation.

Mining Method
Tshepong South may be classified as a moderate to deep-level underground gold mine currently operating at depths of up to 2,427m BMD.
The orebody at Tshepong South is broken up into blocks by geological structures with large throws. Due to the orebody being broken up into these smaller blocks, a Scattered mining method is used at Tshepong South. Scattered mining is when mining is done between the major geological structures. The mine design criteria are based on the sequential grid mining method where the crosscuts are spaced at fixed distance of 160m however additional development can be required in some instances and/or crosscut spacing reduced/increased depending on the prevailing geological structures. Primary waste development is done ahead of the stoping front in the virgin stress environment.
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone). In primary development, horizontal haulages are developed from the vertical shaft, extending to the extremities of the mining level. Inter-level spacing is the perpendicular distance between two consecutive level stations underground. Further development is done at set intervals along the haulages towards the mineralised zones in the form of crosscuts. For secondary development, an inclined excavation that connects two levels is established, referred to as a raise or winze, depending on the upwards or downwards direction of the development.
A key feature of scattered mining is that the mine design includes pillars in the stoping areas that are designed to cave in a planned and controlled manner. These pillars are referred to as crush pillars and the dimensions of the pillars are determined by the geotechnical properties of the host rock. The use of crush pillars minimises the risk of unpredicted collapse of stoping areas.
These collapses can compromise the safety of mining operations and may lead to permanent closure of stoping panels or sterilisation of ore.
Mineral Processing
All ore mined at Tshepong South is processed at Harmony One Plant.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. J.P. van Deventer	SACNASP	B.Sc Hons (Geology)	All	Full Time
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

Mineral Resource Estimate
The Mineral Resource estimate for Tshepong South is considered to have reasonable prospects for economic extraction.
The cut-off value for the Mineral Resources is determined at 782cmg/t for the gold, based on the economic assumptions presented in the table below at 30 June 2025.

Tshepong South
Description	Unit	Value
Gold price	US$/oz	2,349
Exchange rate	R:US$	18.54
Gold price	R/kg	1,400,000
Plant recovery factor	%	95.32
Unit cost[1]	R/t	5,442
1 Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off values represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate for Tshepong South, as at 30 June 2024 and 2025, exclusive of the reported Mineral
Reserves is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	5.507	12.80	70,514	6.155	12.80	78,768	(10.5)
Indicated	8.892	11.35	100,964	8.687	11.10	96,434	4.7
Total / Ave. Measured + Indicated	14.399	11.91	171,478	14.843	11.80	175,202	(2.1)
Inferred	22.729	11.33	257,508	22.799	11.03	251,447	2.4
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. J.P. van Deventer who is the Ore Reserve Manager at
Tshepong South, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No modifying factors or dilution sources have been included to in-situ Mineral Reserve which was subtracted from the SAMREC Mineral
Resource in order to obtain the S-K 1300 Mineral Resource.
4.The Mineral Resources are reported using a cut-off value of 782cmg/t determined at a gold price of US$2,349/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resources was due to the increase in the B Reef Mineral Resources as result of new geological information.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate for Tshepong South, as at 30 June 2024, and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.159	6.53	14,102	2.355	8.02	18,900	(25.4)
Probable	0.423	3.22	1,362	0.229	7.08	1,621	(16.0)
Total / Ave. Proved + Probable	2.582	5.99	15,464	2.584	7.94	20,521	(24.6)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. J.P. van Deventer who is the Ore Reserve Manager at
Tshepong South, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 790cmg/t determined using a gold price of US$2,237/oz gold.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves was mainly due depletion and Geological structure losses that was partially off-set by
Inferred B-Reef Mineral Resources that was upgraded and converted to Proved and Probable Reserves.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong South. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	140
Gully	%	6.17
Off Reef	%	5.43
Waste to Reef	%	0.23
Flushing tons	%	—
Discrepancy	%	12.73
Mine Call Factor	%	80.00
Plant Recover Factor	%	95.32
Mine Recover Factor	%	76.26
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	790
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
Mine Waste Solutions and its associated mineral rights are wholly owned by Harmony. Harmony acquired the assets as part of the transaction to take full ownership and control of AngloGold Ashanti's remaining South African business, as of 1
October 2020.
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
The MWS operation is accessible from Johannesburg via the N12 national road and R502 regional road in Klerksdorp,
North West. A large network of either tarred roads or well-maintained gravel roads exist between the tailing dams, WRDs and the MWS plant that are scattered in the area. The West Wits operation near Carletonville is accessible via the N12 national road and R500 regional road from Johannesburg.
The surface infrastructure associated with the MWS operation and the West Wits operation is presented in the graphic under "– Property Description" above.
The “property, plant, and equipment” as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R4,563 million for MWS and R172 million for West Wits
Surface operation.
Mine Waste Solutions and West Wits Surface operation did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.
Geology
Material contained in the TSFs and WRDs predominantly originates from deep level gold mines, operated by Harmony and others, mostly located in Klerksdorp and Carletonville. The West Wits operation predominantly extracts tabular gold-bearing conglomeratic reefs, namely the CLR and VCR. The MWS operation, however, mainly exploits TSFs and WRD derived from the
VR.
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
2012.
On 20 July 2012, the MWS operation was acquired by AngloGold Ashanti from First Uranium. The MWS uranium plant and flotation plants were commissioned in 2014, and were further reconfigured into a more efficient operation during 2016, as part of an optimisation drive. In 2017, the uranium and flotation plants were discontinued resulting in the MWS operation again producing only gold.
On 1 October 2020, Harmony acquired all of AngloGold Ashanti’s surface operations, including the MWS operation.

The Savuka plant was commissioned in 1961 and originally designed to treat ore from Savuka Mine and TauTona Mine. In
2015, upon the change in strategy to process the reef from the aforementioned shafts at Mponeng plant, the plant was converted into a tailings and WRD treatment facility. The Savuka plant treats tailings material from Savuka and Mponeng TSFs, and waste rock from the WRDs from the same operations. On 1 October 2020, Harmony acquired all of AngloGold Ashanti’s
South African business, including the surface assets which constitute the West Wits operation.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The MWS operation’s license to operate is covered by the Environmental Authority ("EA") under NEMA. In terms of the current legislation, the MPRDA, a mining right is not required to reclaim TSFs.
Following the acquisition of MWS operation, all relevant permits and licenses were acquired by Harmony and there is financial provision for rehabilitation liabilities for the MWS operations, as well as the historic surface rights permits for MWS operation. All of these permits are still valid. MWS no longer operates under any mining right. All relevant environmental and water-use permits are in place and cover the environmental, archaeological, and hydrological components of Mine Waste
Solutions. All permits are audited regularly for compliance. The latest of EA is applicable to the Kareerand TSF expansion activities, issued to MWS in 2022. MWS recently received an environmental authorisation to increase its piping capacity from
Kareerand TSF to enable more return water to be pumped back to the MWS plant and reclamation activities.

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
The TSF material is reclaimed using several hydraulic monitoring guns which deliver high-pressure water to the face. High pressure water is transferred to the monitoring guns observing the maximum design capacity of the equipment, limited to 40 bars. Typically, a 25m mining face length is achieved with a water pressure in the range of 27bar to 30bar.
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
The MWS gold plant is currently capable of processing 86,000tpd. This includes Stream 4 which was commissioned in
December 2024.
The Savuka plant is a single process flow with a current processing capacity of 10,600tpd.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ. Selebogo	SAGC	MSCC, HND (MRM)	All	Full time
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

Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate for the MWS operation, as at 30 June 2024 and 2025, exclusive of the reported Mineral
Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025					2024
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	47.553	0.19	0.068	9,130	3,243	52.334	0.20	0.067	10,513	3,507	(13.2)
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		47.553	0.19	0.068	9,130	3,243	52.334	0.20	0.067	10,513	3,507	(13.2)
Indicated	TSF	52.357	0.23	0.089	12,089	4,639	52.459	0.24	0.088	12,613	4,616	(4.2)
	WRD	2.055	0.30	—	617	—	1.872	0.30	—	563	—	9.6
Sub Total / Ave. Indicated		54.412	0.23	0.085	12,706	4,639	54.331	0.24	0.085	13,176	4,616	(3.6)
Total / Ave. Measured + Indicated		101.965	0.21	0.077	21,836	7,882	106.665	0.22	0.076	23,689	8,123	(7.8)
Inferred	TSF	81.763	0.13	0.038	11,018	3,097	79.585	0.13	0.039	10,505	3,067	4.9
	WRD	2.502	0.24	—	611	—	2.502	0.24	—	611	—	—
Total / Ave. Inferred		84.265	0.14	0.037	11,629	3,097	82.087	0.14	0.037	11,116	3,067	4.6
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a
Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$2,349/oz.
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

The Mineral Resource estimate for the West Wits Operation, as at 30 June 2024, and 2025, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025					2024
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	—
Indicated	TSF	9.669	0.32	—	3,050	—	25.736	0.32	—	8,321	—	(63.3)
	WRD	0.164	0.37	—	60	—	0.152	0.37	—	56	—	7.1
Sub Total / Ave. Indicated		9.833	0.32	—	3,110	—	25.888	0.32	—	8,376	—	(62.9)
Total / Ave. Measured + Indicated		9.833	0.32	—	3,110	—	25.888	0.32	—	8,376	—	(62.9)
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Total / Ave. Inferred		—	—	—	—	—	—	—	—	—	—	—
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and a
Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$2,349/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources for the West Wits Operation is a result of estimation model and survey updates.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, plant call factor, and plant recovery factors.
The Mineral Reserve estimate for the MWS operation, as at 30 June 2024 and 2025, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025			2024
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	TSF	7.756	0.30	2,353	7.499	0.28	2,099	12.1
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		7.756	0.30	2,353	7.499	0.28	2,099	12.1
Probable	TSF	344.711	0.28	95,334	367.071	0.28	101,389	(6.0)
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Probable		344.711	0.28	95,334	367.071	0.28	101,389	(6.0)
Total / Ave. Proved + Probable		352.467	0.28	97,687	374.570	0.28	103,488	(5.6)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and content are declared as net delivered to the mills.
3.Gold content is recovered gold after taking into consideration the modifying factors.
4.Mineral Reserves are reported using a cut-off grade of 0.180g/t and a gold price of US$2,237/oz.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves for the MWS Operation is due to survey updates.
The Mineral Reserve estimate for the West Wits operation, as at 30 June 2024, and 2025, is summarised in the table below:

		Fiscal Year Ended 30 June
		2025			2024
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	TSF	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		—	—	—	—	—	—	—
Probable	TSF	24.057	0.33	7,891	12.281	0.32	3,931	100.7
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		24.057	0.33	7,891	12.281	0.32	3,931	100.7
Total / Ave. Proved + Probable		24.057	0.33	7,891	12.281	0.32	3,931	100.7
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Gold content is recovered gold after taking into consideration the modifying factors.
4.Mineral Reserves are reported using a cut-off grade of 0.221g/t and a gold price of US$2,237/oz
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
Change in Mineral Reserve is due to the LOM extension (by four years) through additional tailings deposition capacity at existing dams.
The tables below present a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the MWS operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Accounted For (“GAF”) - Grade Cut-off	g/t	0.18
Recovery Factor	%	44.76
Plant Call Factor	%	100.00
Dilution	%	N/A
Conversion factor	oz/kg	32.1507

The tables below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral
Reserve for the West Wits operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
GAF - Grade Cut-off	g/t	0.22
Recovery Factor	%	43.50
Mine Call Factor	%	100.00
Dilution	%	N/A
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Hidden Valley
Property Description
The Hidden Valley mine is located in the Morobe Province of Papua New Guinea and is 100% owned and operated by
Morobe Consolidated Goldfields Limited, a wholly-owned subsidiary of Harmony. Hidden Valley mine consists of the Hidden
Valley Kaveroi open pit ("HVK") and the Hamata open pit (which are located approximately 6km apart) and an ore processing facility in steep, heavily forested, mountainous terrain. The deposit is located at latitude 7°22'S and longitude 146°39'E, approximately 20km southwest of Wau within Mining Lease ML151.
The following graphic illustrates the location of the Hidden Valley mine.

INDONESIA
Bismark Sea
Solomon Sea
Port Moresby
AUSTRALIA
N
Nadzab Airport
Busu River
Markham River
Lae
Huon Gulf
Watut River
6°45'S
Wafi-Golpu Project
Bulolo River
Bulolo
Wau
Hidden Valley Mine
0
50km
146°30'E
147°00'E
Mining Lease
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers

The mineral tenure is presented in the table below.

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Morobe Consolidated Goldfields Limited	Mining Lease	ML151	4 March 2005	3 March 2030	4,098.29
Operational Infrastructure
Wau is the closest town, with an estimated population of 5,800 (2011 census). This town was the centre of the gold rush in the 1920s and 1930s in the Morobe Goldfield. An airstrip is operational in the town. The closest large town to the Hidden Valley mine is Bulolo, with a population estimated at 20,000 in 2010. In the 1930s, this town was the centre of gold dredging on the
Bulolo River. The town has an airport, schools, clinics and hospitals. Forestry and alluvial mining is currently the dominant industry in the area.
Lae is an urban area, a major transport hub, and a commercial, administrative, industrial, residential, and educational centre for both the Morobe Province and PNG, with a population in 2011 (the most recent year for which PNG census data are available) of approximately 149,000.
The existing infrastructure located at the mine site is sufficient to support the current mine plan.
The property, plant, and equipment of Hidden Valley as of 30 June 2025, including buildings and mine infrastructure, mining assets, decommissioning assets, rehabilitation and assets under construction, had a carrying value of US$306 million
R5,355 million). For information on assets and liabilities (including costs after depreciation) of Hidden Valley see “Annual
Financial Report - Notes to the Consolidated Financial Statements - Note 39 “Segment Report”.
Hidden Valley did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.

The surface infrastructure plan for the mine area is presented in the graphic below.

N
Mining Lease
Road/Track
River/Creek
Overland Conveyor
Plant
Camp
Dams
HV Stage 1 Pit
Final Pit Outlines
Existing Dumps
Waste Dumps
TSF
Final Hamata Pit
Northern Gatehouse
Watut River
Main Dam
TSF
Process Plant
Power Station
Permanent Camp
Hamata Waste Dump
Saddle Dam
UMW Workshop
Kaveroi Dump
Final West
ROM Pad
Magazine Site
Neikwiye
DNX Plant Site
Nosave West
South Dump
Nosave Interim
Final HV Pit
HV Stage 1 Pit
0
2km
460,000
462,000
464,000
466,000
468,000
9,180,000
9,178,000
9,176,000

Geology
The HVK deposit is a vein-stockwork gold-silver deposit located in the southeast corner of the Wau Graben and is hosted by the Morobe Granodiorite. The Kaindi Metamorphics occur as a cap to the HVK mineralisation. It comprises grey-black and green-brown, variably carbonaceous, schistose, quartz-rich psammites and pelites that have undergone regional greenschist metamorphism and localised, higher grade contact metamorphism on intrusive contacts with Morobe Granodiorite. The granodiorite comprises two parts; an upper homogenous granodiorite of uniform texture cut by thin aplite dykes and feldspar porphyry dykes. Below the HVK fault is a lower, more heterogeneous unit comprising granodiorite, diorite, adamellite, tonalite and feldspar porphyry. The lower unit tends to contain gypsum veining, not regularly seen in the upper unit.
Numerous porphyry dykes of the Edie Creek Suite intrude both the Kaindi Metamorphics and the Morobe Granodiorite.
Porphyry composition varies from hornblende-biotite to feldspar-quartz phenocryst varieties. These bodies are not generally mineralised but do commonly show some alteration.
Surficial weathering, mainly by downward percolation of oxygenated meteoric water, is variable over the gold-silver deposit due to lithological, alteration and structural discontinuities. Of the two main rock units the granodiorite is usually more deeply weathered than the metasediment. At the HVK deposit, four distinct oxidation zones are recognised; an oxide zone, partial oxidation zone, a zone of fracture oxidation, and a fresh (primary) zone. However, the effects of supergene gold enrichment or depletion (if present) are minimal for the HVK deposit.
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
CRAE completed a prefeasibility study in 1989, and concluded the deposit was too marginal at that time to develop. In
1992, Placer Pacific Limited entered into a joint venture with CRAE but withdrew from the joint venture in 1993. In that time
Placer drilled 13 holes and tested some adjacent targets. The project went through a hiatus until 1995, when CRAE reviewed the project. In 1997, CRAE (now known as Rio Tinto Limited) sold its interest in the HVK deposit to a wholly-owned subsidiary of
Australian Gold Fields NL ("AGF"), which was subsequently placed into administration. Aurora Gold Limited ("Aurora") acquired the deposit from the administrators of AGF in September 1998. Aurora completed a prefeasibility study on the project in 2002.
Abelle Limited ("Abelle") obtained 100% ownership of the deposit in February 2003, following the merger of Abelle with Aurora.
Harmony effectively acquired 100% of Abelle on 1 May 2003. A Memorandum of Agreement between landowners and the
PNG Government was signed on 5 August 2005, resulting in the mining lease for the Hidden Valley project being granted.
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
In accordance with the PNG Environment Act, an EIS was submitted to the Department of Environment and Conservation
(now CEPA) in February 2004. The EIS was approved in January 2005, and the Waste Discharge Permit WD-L3(50) and Water
Extraction Permit WE-L3(38) were issued. In October 2017, these permits were amalgamated as Environment Permit EP-
L3(578) in November 2017 .
In December 2020, Morobe Consolidated Goldfields Limited submitted an application to CEPA for a minor amendment to
Environment Permit EP-L3(578), in support of the Stage 8 expansion, in accordance with the Environment (Prescribed
Activities) Regulation 2002. An amendment to Environment Permit EP-L3(578) was issued by CEPA in March 2021.
The mine presently operates in accordance with the 41 conditions prescribed by Environment Permit EP-L3(578), which will expire on 29 March 2030. The existing environmental and tenure permits and licenses are summarised below.
In accordance with Environment Permit EP-L3(578), condition 4, Morobe Consolidated Goldfields Limited reviews and updates its Hidden Valley Environmental Management Plan every three years. The most recent iteration (2025-2027) was submitted to CEPA for approval in January 2025, with approval received in October 2025.
A summary of the status of environmental permits and tenements issued as at 30 June 2025, is presented in the table below.

Permit / License	Status
Mining Lease	ML151 current. Amended 25 May 2021. Expiry 3 March 2030.
Lease for Mining Purpose	LMP80 current. Amended 25 May 2021. Expiry 3 March 2030.
Mining Easement	ME82 current. Amended 25 May 2021. Expiry 3 March 2030.
Environment Permit EP-L3 (578)	Awarded October 2017. Amended March 2021. Expires March 2030.
EIS	Approved January 2005.
Mining Method
Hidden Valley is an open pit gold-silver operation, operating conventional truck/excavator open pits and an ore-processing plant. One single open pit is currently in operation; the HVK pit . The HVK pit supplies all of the ore to the processing plant which is located some 6km away. The Hamata open pit has been exhausted and is currently being converted into the TSF2.
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
Waste is disposed in engineered valley fill waste dumps, with toes keyed in and buttressed using competent non-acid producing rock. The construction of the Neikwiye valley toe buttress and underdrain network was completed in the 2018 fiscal year and waste rock will be disposed in this dump envelope through the remainder of the mine life. Similarly under drain construction and toe buttress has been constructed in the Kaveroi Valley with selective placement to continue in this area for the
LOM.
The Hidden Valley processing plant was designed to treat 4.2Mtpa of gold/silver bearing ore nominally although operational issues have prevented the plant reaching its intended capacity. The processing plant treats gold/silver ore from the
HVK and Hamata deposits. Crushed ore is conveyed from the HVK pit via a 4.5km long overland pipe conveyor.
Tailings are stored in TSF1 located to the southwest of the process plant. Dam-wall construction of the TSF is ongoing and largely constitutes placement of suitable oxide and fresh competent material sourced from mining in the Hamata pit. The processing inventory in this Mineral Reserve estimate is constrained by remaining TSF capacity. TFS1 has a remaining capacity of ~11.3Mt with TSF2 adding an additional 8.0Mt of capacity. The overall remaining TSF capacity is currently estimated at
19.3Mt.
Mineral Processing
The Hidden Valley CIL processing plant, located adjacent to the Hamata open pit, was commissioned in 2009. The Hidden
Valley processing plant is designed to treat 4.2Mtpa of gold bearing ore nominally from three separate open pits. Three distinct ore types are to be treated through two alternate treatment routes:

•whole ore processing: used to process the blend containing ore from the Hamata deposit, and oxide, transitional and primary ore from the HVK deposits; and
•primary ore processing: used when processing only the primary ore from the HVK deposit.
The Hamata ore is typically a gold:silver ratio of 1:1 with varying sulphur grades from 0.5% to 5.0%. Transition and primary ores have a significantly higher silver content with a gold:silver ratio of 1:15. Transition sulphur averages 0.96% while primary ore has a sulphur grade of 1.81%.
Qualified Persons
The QPs were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc.Hons, Grad.Dip (Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular. Last June 2024
Mr. G. Job	FAusIMM	BSc.,MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular. Last February 2023
Mr. D. Ross	MAusIMM (CP), RPEQ	BEng (Mining)	12, 13	Regular. Last July 2025
Mr. M. Swart	FAusIMM(CP), RPEQ	BMetEng, MBA	10, 14	Regular. Last June 2025
Mr.S.Wakefield	EIANZ	BENG(Civil), MENG Hons(Environmental)	17	Regular. Last August 2025
Mr. D. Hall	MAHRI	BCom(HR & Industrial Psychology)	17	Regular. Last March 2024
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	Regular Last August 2021
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
CRAE discovered the HVK deposit using stream sediment sampling campaign up the headwaters of the Upper Watut River in 1984. Sediment samples (-80mesh) returned values of 54ppm Au. No further information is available on the stream sediment sampling campaign. This data is not, however, used in geological modelling and Mineral Resource estimation.
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

Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Hidden Valley lease area, as determined through the analysis of the reasonable prospect for economic extraction by an opencut mining method. The cut-off value for the Mineral Resources is determined at 0.70g/t gold based on the economic assumptions set forth in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	2349
Silver price	US$/oz	25
A$ Exchange rate	US$:A$	0.68
K Exchange rate	K:US$	4.03
Plant recovery factor – (ave of multi variate curve)%		88.00
Unit cost[1]	K/t	10.21
1 Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K1300. These Mineral Resources account for mining depletion recorded from July 2024 to June 2025.
The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

		Fiscal Year Ended 30 June
		2025					2024
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	% Change
Measured	HVK	0.703	0.67	14.53	467	10,214	0.738	0.78	18.09	572	13,348	(18.4)%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Sub Total / Ave. Measured		0.703	0.67	14.53	467	10,214	0.738	0.78	18.09	572	13,348	(18.4)%
Indicated	HVK	30.867	1.23	17.73	37,857	547,351	29.901	1.17	15.81	34,928	472,725	8.4%
	Hamata	—	—	—	—	—	1.738	1.93	—	3,353	—	(100.0)%
Sub Total / Ave. Indicated		30.867	1.23	17.73	37,857	547,351	31.638	1.21	14.94	38,280	472,725	(1.1)%
Total / Ave. Measured + Indicated		31.570	1.21	17.66	38,324	557,565	32.376	1.20	15.01	38,853	486,073	(1.4)%
Inferred	HVK	1.823	1.29	11.09	2,346	20,223	1.013	1.12	26.29	1,136	26,637	106.5%
	Hamata	—	—	—	—	—	0.184	1.49	—	274	—	(100.0)%
Total / Ave. Inferred		1.823	1.29	11.09	2,346	20,223	1.197	1.18	22.25	1,410	26,637	66.4%
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on From 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K. The QP responsible for the estimate is Mr. R. Reid, Group Resource Geologist, an employee of
Harmony Gold (PNG Services) Limited.
2.Mineral Resources are adjusted for mining depletion to end April 2025, with assumed production for May and June, 2025.
3.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
4.Measured Resources include surface stockpiles only.
5.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
6.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.Mineral Resources at HVK are reported assuming a bulk open pit mining metallurgical recovery for silver and gold by sulphide flotation.
Mineral Resources are reported above a gold grade cut-off of 0.70g/t on the results of a profit algorithm; this equates to a marginal ore cut-
off grade. The profit algorithm takes account of metal price, grade, ore processing route, recoveries and costs. Metal price assumptions are
US$2,349/oz gold, US$25.00/oz silver and a 0.68 US$/A$ exchange rate. Adjustments to these figures will potentially impact upon the economic cut-off grade.
8.Tonnages are metric tonnes. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
9.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
10.The decrease in Mineral Resource tonnes is a product of the increased Mineral Reserve and depletion related to mining over the past year.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K
1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call factors.
The Mineral Reserve estimate, as at 30 June 2024 and 2025, is summarised in the table below.

		Fiscal Year Ended 30 June
		2025					2024
			Grade		Metal Content			Grade		Metal Content
Mineral Reserve Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	% Change
Proved	HVK	1.630	0.95	22.69	1,555	36,982	1.000	0.87	19.60	900	20,200	73%
	Hamata	—	—	—	—	—	—	—	—	—	—	—%
Total / Ave. Proved		1.630	0.95	22.69	1,555	36,982	1.000	0.87	19.60	900	20,200	73%
Probable	HVK	16.997	1.45	24.52	24,603	416,694	15.400	1.68	26.02	25,900	400,300	(5)%
	Hamata	—	—	—	—	—	0.100	1.57	—	200	—	(100)%
Total / Ave. Probable		16.997	1.45	24.52	24,603	416,694	15.500	1.68	25.81	26,100	400,300	(6)%
Total / Ave. Proved + Probable		18.627	1.40	24.36	26,158	453,676	16.500	1.63	25.42	27,000	420,500	(3)%
Notes:
1.Mineral Reserves are reported with an effective date of 30 June 2025, and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K. The QP responsible for the estimate is Mr. D. Ross, Group Manager Mine Planning, an employee with Harmony Gold.
2.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
3.Mineral Reserves are reported using the following assumptions: open pit mining method, gold price of US$2,237/oz, silver price of
US$25.00/oz at US$/A$ 0.68 exchange rate.
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
6.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
7.The increase in Mineral Reserve was due to an increase in TSF capacity allowing for a larger pit design

Modifying Factor	Unit	Value
Gold Price	US$/oz	2,237
Silver Price	US$/oz	25
Exchange Rate
A$ : US$		0.68
K : US$		4.03
Tonnage Recovery	%	100
Gold Modifying Factor (ave)
HVK	%	92.50
Hamata	%	—
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Wafi-Golpu Project
Property Description
The Wafi-Golpu Project is situated within the Morobe Province of PNG, approximately 65km southwest of Lae, the nearest commercial centre. The Wafi-Golpu Project comprises the Golpu copper–gold porphyry deposit (“Golpu deposit”), the Wafi epithermal gold deposit ("Wafi deposit") and the Nambonga copper-gold porphyry deposit ("Nambonga deposit"). Mineral
Resources and Mineral Reserves were estimated for the Golpu deposit. Additional Mineral Resources were estimated for the
Wafi deposit and the Nambonga deposit~~s~~ however, these deposits are not currently included in the mine plan. No production has yet occurred at this property. The Wafi-Golpu Project is situated at a latitude of 6°51’46.63”S and longitude of
146°27’08.20”E.
The “property, plant, and equipment” of the Wafi-Golpu Project as of 30 June 2025, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2,861 million.
The Wafi-Golpu Project did not incur any fines or penalties for non-compliance during the year ended 30 June 2025 and no significant encumbrances exist.
The following graphic illustrates the location of the Wafi-Golpu Project.

Bismark Sea
INDONESIA
Solomon Sea
Port Moresby
AUSTRALIA
N
6°34'S
Nadzab Airport
Erap River
Busu River
Markham River
9 Mile
Oomsis
Lae
Watut River
Timini
Solomon Sea
Wafi-Golpu Project
Mumeng
146°30'E
147°00'E
0
10km
Wafi Golpu Project
Towns/Residential Areas
Airport
Main Roads
Secondary Roads
Rivers
Infrastructure Corridor
Waste Water Discharge Pipeline

The Wafi-Golpu Joint Venture ("WGJV") participants hold two ELs covering a total area of 12,984 ha. The deposits are located within EL440, with a range of major surface facilities to be located on EL1105.
The WGJV participants also hold an environment permit for the project issued under the PNG Environment Act. The permit authorises the utilisation of DSTP as the tailings management method for the Wafi-Golpu Project.
Both tenements were in good standing as at 30 June 2025. There is no material litigation (including violations or fines) that threatens its mineral rights, tenure, or operations. However, the grant of the permit is currently the subject of two judicial review proceedings against the State of PNG, the first of which was instituted in March 2021 by a previous Governor of the Morobe
Province in PNG, who was opposed to DSTP, and the second of which was instituted in December 2022 by Huon Gulf coastal villagers represented by the CELCOR.
With regard to the proceedings instituted in March 2021, the Governor who succeeded the instituting Governor in
September 2022 was not opposed to DSTP and stated publicly his intention to withdraw the proceedings instituted by his predecessor. As at 30 June 2025, he had not yet done so. The Governor passed away in September 2025 and, to the time of filing of this report, the proceedings have not been withdrawn. With regard to the proceedings instituted in December 2022, the matter went to substantive hearing on 12 June 2025 and, to the time of filing of this report on Form 20-F, a ruling has not been made.

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
The Wafi-Golpu Project had no “property, plant, and equipment” as of 30 June 2025.

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
History
Historical exploration dates back to 1977 and has included regional exploration sampling, geophysical surveys, geochemical sampling, RC and diamond core drilling.
CRAE identified mineralised float in a regional geochemical sampling program and discovered the outcropping mineralisation of the Wafi A Zone near Mount Golpu in 1979. The Mt Wanion EL (EL440) was granted in 1980. The discovery of the Golpu copper–gold porphyry deposit occurred in 1990.
Aurora acquired project ownership in 2001 and updated Wafi resource estimate on A Zone, B Zone and Link Zone in 2002.
Completed check resource estimate at Wafi in 2002. Aurora merged with Abelle in 2003. An updated Wafi Mineral Resource estimate was completed in 2003.
Harmony acquired Abelle in 2004 and completed the Wafi–Golpu Concept Study. Mineral Resource estimates for selected deposits were updated in 2005, 2006 and 2007. The Golpu standalone prefeasibility study, was completed 2007. The Wafi–
Golpu integrated prefeasibility study was completed 2007. The Nambonga porphyry was discovered in 2007.
In August 2008, Harmony and Newcrest commenced a joint venture relationship in the Morobe Province of PNG, and the
WGJV was established as a 50:50 unincorporated joint venture between Wafi Mining Limited ("Wafi Mining") and Newcrest
PNG2 Limited ("Newcrest PNG2"), subsidiaries respectively of Harmony and Newcrest and together referred to as the "WGJV participants". In November 2023, Newmont Corporation ("Newmont") completed the acquisition of Newcrest.
The Golpu Development Project Desktop Study was completed 2009. This was followed by the Wafi concept study (2010), the Wafi–Golpu prefeasibility study (2012), and the Wafi Golpu prefeasibility optimisation study (2014). Regional geological mapping and geological synthesis was completed in 2015, which led to a re-evaluation of the development approach and the
Golpu Stage 2 prefeasibility study, completed in 2015. Golpu Feasibility Study was then completed 2016.
On 25 August 2016 the WGJV submitted a Special Mining Lease ("SML") application to the PNG MRA for an SML area including the Golpu, Wafi and Nambonga deposits. The SML application included applications for ancillary mining tenements, a
Proposal for Development, which incorporated the 2016 Feasibility Study report, and supporting application documents such as a National Content Plan. Further data collection and technical assessment undertaken in 2016–2017. The Feasibility Study
Update was completed in December 2017 and submitted to the PNG MRA in March 2018. Permitting negotiations for the grant of the SML application resumed in 2018.
In December 2018, the WGJV participants entered into a Memorandum of Understanding with the State regarding the timetable and progress of the permitting process. When the State of PNG withdrew from that memorandum in November 2019, the parties entered into a Framework Memorandum of Understanding ("FMOU") on 6 April 2023, which FMOU continues to underpin the permitting process, which is ongoing.
An EIS was submitted to CEPA on 25 June 2018, and an environment permit for the Wafi-Golpu Project was issued on
18 December 2020. The environment permit includes conditions relating to DSTP.

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

License Holder	License Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Wafi Mining and Newcrest PNG2 Wafi Mining and Newcrest PNG2	Exploration License	EL440	11 March 2024	10 March 2026	9,501
	Exploration License	EL1105	26 January 2023	25 January 2025[1]	3,393
1 Renewal submitted on 16 October 2024.
Both tenements are in good standing and EL1105 is currently under renewal. The WGJV participants lodged an application to extend the term of EL1105 for a further two years on 16 October 2024, in accordance with the requirements of the PNG
Mining Act.
If any EL under our Wafi-Golpu Project results in a mineral discovery, the PNG State has a back-in right under Section 17 of the PNG Mining Act. This right allows the PNG State at any time before the start of mining, to acquire a participating interest of up to 30% in the discovery by paying a price equal to its pro-rata share of accumulated exploration expenditures. Once this interest is acquired, the PNG State must contribute its pro-rata share of future exploration and development costs unless otherwise agreed.
The PNG Government has indicated that it intends to exercise its back-in right to take its full 30% interest. If it does so, the interests of Wafi Mining and Newcrest PNG 2 would each be reduced to 35%.
The tenements required to develop and operate the Wafi-Golpu Project and which, as at 30 June 2025 are under application, are summarised below:
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
•LMP 105. For outfall area;
•ME 91. For Infrastructure corridor pipelines and power transmission lines from the northern boundary of the SML application to Lae and to the power generation facilities;
•ME 92. For Mine access road;
•ME 93. For northern access road;
•ME 94. For wastewater discharge pipeline (for mine dewatering) to the Watut River and co-located raw water make-up pipeline;
•ME 96. For terrestrial tailings pipeline – Lae to Wagang;
•ME 97. For component of outfall system, specifically the seawater intake and deep sea tailings placement outfall pipelines;
•ML 183. Northern Access Road Quarry;
•ML 184. Madzim Gravel Pit;
•ML 185. Lense Sibal Beamena Hard Rock Quarry;
•ML 186. South Papas Gravel Pit; and
•ME 115. Madzim Gravel Pit Access Track.
Environment Permit
The WGJV participants hold a Level 3 Environment Permit (EP-L3 (767)) for the Wafi-Golpu Project.
An Environmental Inception Report ("EIR") was submitted to CEPA in May 2017, and approved in June 2017. An EIS was submitted to CEPA in June 2018, and approved in November 2020. The environment permit was issued on 18 December 2020, has a term of 50 years and includes conditions relating to DSTP. The EIS included a framework Environment Management Plan and it will be necessary, as a condition of the Environment Permit, to prepare an Environmental Management and Monitoring
Plan ("EMMP") and submit it to CEPA for its approval.

Permit / License	Status
EIR	Submitted May 2017, approved June 2017.
EIS	Submitted 2018. Approved November 2020.
Level 3 Environment Permit EP-L3 (767)	Approved December 2020. Valid for 50 years.
EMMP	To be prepared as a condition of EP-L3 (767)
Mining Method
The proposed mining method is block caving on three levels, namely BC40, BC42 and BC44. The BC44 and BC42 underground services and infrastructure areas are designed to a feasibility level of confidence. The BC40 cave footprint and thus extraction level layout are designed at a pre-feasibility confidence level. The infrastructure for BC40 is identical to that of
BC44 and BC42 and is at a feasibility level of confidence. There will be no additional surface infrastructure for BC40.
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
Mineral Processing
The proposed Watut process plant will be a compact copper concentrator that is progressively built (in line with the profile of the mine ramp-up) to be capable of processing approximately 17Mtpa of crushed ore at peak capacity to produce a high-
grade copper concentrate. The plant is designed to cater for the ore composition changes over the LOM, and blending is not expected to be required.
A two-stage ramp-up philosophy will be used. The plant will run intermittently (campaign treatment) and in 50% turndown mode for the first three years. During the mine ramp-up period, the total volume of the coarse ore stockpile and start-up stockpile will be used to maintain plant utilisation as high as practicable, minimizing the number of plant stops.
Models for the two process flowsheet variations were derived from the validated base case flowsheets, using standard metal balance techniques per unit operation.
Qualified Persons
The QPs were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R. Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last March 2025
Mr. G. Job	MAusIMM	BSc. MSc (Min Econ)	1[1], 2, 3, 15, 21, 22, 23	Regular, last 2020
Caveman Consulting	N/A	N/A	12, 13	2016
Mr. M. Swart	FAusIMM, RPEQ, MIEPNG	BE (Met Eng), MBA	10, 14	None[1]
Mr. S. Wakefield	EIANZ	BENG (Civil), MENG (Environmental, Hons)	17	As required, last 2015
Mr. M. Koehler	CAANZ	BBus Acc, Grad Dip (CA)	16, 18, 19	None[1]
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
In fiscal 2025 work included installation of seismic monitoring equipment as part of an upgrade to the Wafi-Golpu seismic monitoring network.
The QPs are of the opinion that the quality and quantity of the exploration methods and information gathered is sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate assumes a bulk mining underground extraction method such as block caving and metallurgical recovery for copper and gold by sulphide flotation.
The Mineral Resource estimate is reported based on mass mining by block cave with no internal selectivity. The 40m x
40m x 40m parent block size was an appropriate cell size for the planned bulk mining method. The shell did not represent a conceptual block cave footprint and associated draw column height of draw. However, it did represent the economic material potentially recoverable from a major block cave. The primary model was passed through a net smelter return ("NSR") calculation sheet and a breakeven value shell was generated at margin zero to remove isolated projections and incorporate a small volume of internal waste.
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
The NSR estimation was required only to establish the Mineral Resource reporting breakeven value shell. Mining and milling costs were based on a block caving mining method and milling through a copper concentrator. The breakeven value shell spatially constraining the grade model includes internal waste, and excluded isolated above-cut-off blocks, which reflected the potential bulk mining scenario. There was no revenue assumed from silver or molybdenum in the NSR estimate; however, these elements were estimated as part of the Mineral Resource estimation process as there may be potential for these metals to be recovered with minor circuit modifications or concentrate contract negotiations.

Description	Unit	Value
Gold price	US$/oz	1,200
Copper price	US$/oz	3.00
A$ Exchange rate	US$:A$	0.75
K Exchange rate	K:US$	3.10
Plant recovery factor - calculated	%	Varies
Note:
1Unit cost includes cash operating cost, royalty and ongoing development capital.
The cut-off value is a NSR value that contains typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. There has been no mining at the Wafi-Golpu Project.
The Mineral Resource estimate for Golpu, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
Gold	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.58	90,372	155.000	0.58	90,372	—
Total / Ave. Measured + Indicated	155.000	0.58	90,372	155.000	0.58	90,372	—
Inferred	70.000	0.62	44,000	70.000	0.62	44,000	—

	Fiscal Year Ended 30 June						% Change
Copper	2025			2024
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.95	1.470	155.000	0.95	1.470	—
Total / Ave. Measured + Indicated	155.000	0.95	1.470	155.000	0.95	1.470	—
Inferred	70.000	0.86	0.600	70.000	0.86	0.600	—

	Fiscal Year Ended 30 June						% Change
Silver	2025			2024
Mineral Resource Category	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	1.30	201,500	155.000	1.30	201,500	—
Total / Ave. Measured + Indicated	155.000	1.30	201,500	155.000	1.30	201,500	—
Inferred	70.000	1.10	77,000	70.000	1.10	77,000	—
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 using the SAMREC Code, 2016. For the purposes of this report on
Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG
Services) Pty Limited.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
4.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources at Golpu are reported assuming a bulk mining underground extraction method and metallurgical recovery for copper and gold by sulphide flotation. Mineral Resources are reported above a NSR cut-off, which assumes a gold price of US$1,300/oz Au, a copper price of US$3.40/lb Cu, mining cost of US$8.37/t mined, processing cost of US$9.75/t processed, general and administrative (G&A) costs of
US$4.17/t processed, copper concentrate treatment charge of US$100/dmt of concentrate, transport cost of US$33.50/wet tonne of concentrate, and copper refining charges of US$0.10/lb of recovered copper. Silver and molybdenum were not valued in the NSR cut-off;
however, these elements were reported within the Mineral Resource as they were expected to be recovered with minor circuit modifications or concentrate contract negotiations. Over the LOM, it is anticipated that copper recoveries will average 94% and gold recoveries will average 68%.
6.Metal contents reported do not include allowances for processing losses.
7.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
Mineral Resource estimate for Wafi, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised in the table below:

	Fiscal Year Ended 30 June
Gold	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—	—	—	—
Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Total / Ave. Measured + Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Inferred	15.000	1.30	20,000	20.000	1.37	26,000	(23.1)%
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item

1302(d)(1)(iii)(A) of Regulation S-K 1300. The Qualified Person responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
4.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources at Wafi are reported assuming open pit mining methods with limited internal selectivity, and a process method that is anticipated to be a combination of CIP and CIL operation, with a flotation sulphide recovery mill process. The estimates are reported at cut-
offs of 0.4g/t Au for non-refractory gold mineralisation ("NRG") and 0.9g/t Au for refractory gold mineralisation ("RG"). Mineral Resources are constrained within a conceptual open pit shell that uses the following input assumptions: gold price of US$1,400/oz; mining costs of
US$5.40/t mined, and process and general and administrative costs of US$17.30/t processed. Metallurgical recovery is estimated at 91%
gold recovery NRG and minimum of 47% recovery for RG. Pit slope approximate overall angles range from 33° in oxidised material to 65° in fresh rock.
6.Metal contents reported do not include allowances for processing losses.
7.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
Mineral Resource estimate for Nambonga, as at 30 June 2024 and 2025, exclusive of the reported Mineral Reserves, is summarised below:

	Fiscal Year Ended 30 June
Gold	2025			2024
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.69	16,000	24.000	0.69	16,000	—

	Fiscal Year Ended 30 June						% Change
Copper	2025			2024
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.20	0.047	24.000	0.20	0.047	—
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group
Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
4.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources at Nambonga are reported assuming a bulk mining underground extraction method. The Mineral Resource is reported using an assumed 0.5g/t Au cut-off grade. This cut-off grade is based on the adjacent Golpu deposit as an analogue, assumes an overall mining, processing, and G&A operating cost estimate of about US$15.50/t, a gold price of US$1,300/oz, and a metallurgical recovery of 85%
for gold. This equates to a cut-off grade of approximately 0.46g/t Au, based on gold only. Conceptual costs associated with copper and silver recovery were approximated as equivalent to 0.04g/t Au. The total cutoff grade for reporting purposes was 0.5g/t Au.
6.Metal contents reported do not include allowances for processing losses.
7.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.

The Mineral Reserve estimate for Golpu, as at 30 June 2024 and 2025, is summarised in the table below.

	Fiscal Year Ended 30 June
Gold	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	—	—	—	—	—	—	—
Probable	190.000	0.83	158,628	190.000	0.83	158,628	—
Total / Ave. Proved + Probable	190.000	0.83	158,628	190.000	0.83	158,628	—

	Fiscal Year Ended 30 June						% Change
Copper	2025			2024
Mineral Reserve Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Proved	—	—%	—	—	—%	—	—
Probable	190.000	1.23	2.330	190.000	1.23	2.330	—
Total / Ave. Proved + Probable	190.000	1.23	2.330	190.000	1.23	2.330	—
Notes:
1.Mineral Reserves are reported with an effective date of 30 June 2025, and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item
1302(d)(1)(iii)(A) of Regulation S-K 1300. The Qualified Person responsible for the estimate is Caveman Consulting, which meets the requirements of a Qualified Person under S-K 1300.
2.Mineral Reserves are reported on a 50% basis as Harmony holds a 50% interest in the Wafi-Golpu Joint Venture.
3.The Golpu Ore Reserve is extracted in three vertically stacked block cave lifts (BC44, BC42 and BC40). The block caving method has been determined as the preferred extraction method. Each level utilises an El Teniente style layout with on-level crushers and 30m x 18m drawbell spacing, based on expected fragmentation and cave propagation behaviour. This spacing mitigates risks associated with isolated draw and reduces the need for rehabilitation from point loading
4.Mineral Reserves are reported using the following assumptions: gold price of US$1,200/oz Au, copper price of US$3.00/lb Cu, above a net smelter return cut-off of US$10/t (development), US$60/t (BC44), US$40/t (BC42), and US$19.15/t (BC40). Metallurgical recoveries vary by domain and average approximately 68% for gold and 90% for copper.
5.Non-economic material drawn as part of the block caving process is treated as dilution. If the blended material from a drawpoint falls below cut-off value, that drawpoint is closed. PCBC software was used in these simulations. Total dilution is estimated to be ~17%, including
~1.5% from toppling.
6.Tonnes, grade, and contained metal are reported as net delivered to the mill. Contained metal excludes processing losses.
7.Zero grade has been applied to unclassified and Inferred material within the extraction tonnage to ensure no metal contribution from areas outside of Indicated category material. These tonnes are included in the mine schedule only where they must be extracted to access classified ore.
8.Mineral Reserves assume the granting of Mining Lease applications; unfinalised mineral rights do not constrain the reported life-of-mine schedule.
9.Rounding, as required by reporting guidelines, may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
The 30 June 2025 Mineral Reserve estimate remains unchanged from the 30 June 2024 estimate. There is no change to the mine plan.
The modifying factors are presented in the table below:

Modifying Factor	Unit	Value
Gold Price	US$/oz	1,200
Copper Price	US$/lb	3.00
Exchange Rate
A$ : US$		0.75
K : US$		3.10
NSR Cutoff
Development	US$/t	10.00
BC44	US$/t	60.00
BC42	US$/t	40.00
BC40	US$/t	19.15
Metallurgical Recoveries - gold	%	68.00
Metallurgical Recoveries - copper	%	90.00
Total Dilution	%	17.00
Including Toppling	%	1.50
There were no Mineral Reserves at Wafi or Nambonga.
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Eva Copper Project
Property Description
The Eva Copper Project is located in Queensland, Australia, 76 km by road northwest of Cloncurry (pop. 3,000), and
194 km by road from the regional mining centre of Mount Isa (pop. 22,000). Access to the project from Cloncurry is via the sealed Burke Developmental Road which passes 8.5 km to the east of the proposed plant site, current access is via cattle station and exploration tracks. The planned site for the plant and major infrastructure is also 11 km north of the major Dugald
River Zinc Mine, which is owned by MMG Limited. The Eva Copper Project is situated at a latitude of 19'51"26 S and
140'10"15 E.
All operations on site at this stage are exploratory and feasibility studies in nature with no mining having yet commenced.
The operation is proposed as a large, open-pit copper-gold mining operation with an associated gravity and flotation processing plant. The project comprises the main Little Eva and Blackard open pit Mineral Resources and four smaller Mineral Resources, expected to deliver an ore mixture with a maximum of 25% native copper ore to a copper concentrator processing plant adjacent to the Little Eva and Turkey Creek pits.
The Property, Plant, and Equipment of Eva Copper Project as of 30 June 2025, including buildings and mine infrastructure, assets under construction and undeveloped properties, had a carrying value of R 3,924 million. For information on assets and liabilities (including costs after depreciation) of Eva Copper Project see note 39 “Segment report” to our consolidated financial statements set forth beginning on page F-1.
Eva Copper Project incurred a fine for environment non-compliance (minor spill from a drill sump) and no significant encumbrances exist.
The following graphic illustrates the location of the Eva Copper Project.

140°
145°
150°
-15°
-20°
Major Road
Railway
Gas Pipeline
Proposed
CopperString Powerline
Eva Copper Project
Karumba
Cairns
Copper and Zinc Refineries
Asian Markets
Townsville
Bowen
Eva Copper Project
Cloncurry
Mount Isa
Mackay
Smelters Power Generators
Queensland
Rockhampton
Emerald
250 km

Operational Infrastructure
Other than access roads, the site has a 305 bed accommodation facility and other miscellaneous buildings and services supporting exploration activities and preliminary work on site.
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
Mineral deposits are grouped into two types: copper-gold and copper only. There are five of the copper-gold deposits, four of which are in the mine plan. These deposits are classified as iron oxide copper-gold deposits, where mineralisation is associated with regional-scale haematite and albite alteration (red-rock alteration) and localised magnetite alteration. Copper sulphide mineralisation, primarily chalcopyrite with lesser bornite, occurs as veins, breccias, fracture fill and disseminations in mafic to intermediate volcanic or intrusive rocks. Gold is generally correlated with copper and is recovered in the copper concentrate.
Mineralisation appears to be localised and/or bounded by faults and other deformation-related structures.
All of the deposits have a 10m to 25m thick overlying zone of oxidation, where the rock is extensively weathered and copper sulphide minerals have been leached or converted to various oxide minerals that cannot be recovered by flotation. The oxide zones are treated as waste, but tonnages and copper grades have been estimated and the oxide mineralisation will be stockpiled separately. With the exception of the Turkey Creek deposit, the copper-only deposits commonly have a significant thickness of supergene material, where carbonate has been leached from the rock, reducing hardness and density and the copper occurs as native-copper, chalcocite and other low-sulphur copper species. The carbonate-leached zone is separated from the underlying sulphide zone by a thin transition zone. Each of these mineralogical zones has been modelled so that resources can be estimated for each and the appropriate metallurgical recoveries can be applied for reserve estimation.
History
The Eva Copper Project has a long history and has been held under various tenures by a variety of exploration and mining companies. Small-scale mining dating back to the early 1900s has occurred at deposits such as Little Eva, Bedford and Lady
Clayre.
Early work on the project area was undertaken by Ausminda Pty. Ltd. and CRAE between 1990 and 1996. In 1996,
Pasminco Limited (“Pasminco”) acquired the property who undertook further exploration and drilling on the copper-only deposits. Pasminco excised and retained the Dugald River zinc deposit and sold the remainder of the tenements to Universal
Resources (“URL”) in 2001. URL also purchased the tenement hosting the Ivy Ann deposit from Dominion Metals Pty. Ltd. and
Pan Australian Resources NL. From 2001 to 2004, exploration work on the copper-only deposits was carried out under a joint venture between URL and Bolnisi Logistics (“Bolnisi”). URL focused its own 2001–2004 drilling on the Little Eva and Bedford copper-gold deposits. In 2004, URL acquired Bolnisi and completed a 2005 feasibility study on mining and processing a blend of sulphide ore from the Little Eva and Bedford deposits with native copper ore from the Blackard and Scanlan deposits.
In 2005 URL entered into a joint venture option agreement with Xstrata, where Xstrata had the right to explore the central area of the tenements. Xstrata completed some significant work, but elected not to proceed in January 2013. URL completed a second feasibility study between 2007 and 2009 based on the same blend of sulphide ore and native copper ore used in the
2005 study.
In December 2009, URL merged with Vulcan Resources Limited, under the name of Altona Mining Limited (“Altona”). In
2012 Altona completed a definitive feasibility study based on the copper-gold sulphide deposits, but excluding the native copper deposits. Mining Leases (“MLs”) and an EA were granted in 2012 based on the 2009 definitive feasibility study mine plan. Altona completed additional drilling at the Bedford, Lady Clayre, Ivy Ann, Blackard, Legend and Scanlan deposits, and discovered and delineated major prospects at Turkey Creek, Anzac, Whitcher, Matchbox and Quamby from 2015 to 2016. An EA amendment was granted in 2016 based on the revised 2012 definitive feasibility study mine plan and the integration of Turkey Creek into that mine plan.
In 2018, Altona became a wholly owned subsidiary of Copper Mountain Mining Company (“CMMC”) and was renamed
Copper Mountain Mining Pty Ltd ("CMMPL"). In 2022, Harmony (through its wholly-owned subsidiary, HGA) purchased the project from CMMC and, in February 2023, commenced a confirmatory and expansion drilling program and other studies designed to progress the project to a decision to mine.
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
The following table sets forth relevant information in relation to ECMPL's MLs as at 30 June 2025.

Number	Name	Granted	Expiry	Area (ha)
90162	Scanlan	4 October 2012	31 October 2037	2 096.96
90163	Longamundi	4 October 2012	31 October 2037	1 411.29
90164	Blackard	13 November 2012	30 November 2037	5 131.07
90165	Little Eva	13 November 2012	30 November 2037	5 029.96
90166	Village	13 November 2012	30 November 2037	616.08

ECMPL holds the following EPM as at 30 June 2025, as presented in the table below.

Number	Name	Holder	Granted	Expiry	Area (ha)
25760	King	ECMPL	17 November 2015	16 November 2025	28,601
Harmony also holds 17 EPMs surrounding the MLs and in the broader Mount Isa region through the Company’s wholly-
owned subsidiaries, Roseby Copper Pty. Ltd. and Roseby Copper (South) Pty. Ltd.
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
Qualified Persons
The QPs were employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. R Reid	FAIG, MAusIMM	BSc(Hons), Grad.Dip(Sc)	3, 4, 5, 6, 7, 8, 9, 11	Regular Last June 2024
Mr. G Job	FAusIMM	BSc. MSc (Min Econ)	1, 2, 3, 15, 21, 22, 23	Regular, last December 2023
Exploration
Extensive geophysical surveying, primarily induced polarisation over the copper deposit areas and electromagnetic or controlled source audio-frequency magnetotellurics (“CSAMT”) over the Dugald River zinc deposit host rocks, as well as gravity and magnetic surveys, were undertaken in the area by CRAE. All of the deposits subcrop and were initially identified by surface sampling and mapping. Airborne magnetic surveys over the project area are available from various government agencies.
Satellite hyperspectral surveys have also been used with some success by various companies in the area.
CRAE's bedrock and soil geochemical programs outside the Roseby copper deposits were not systematic, with minimal assessment of gold mineralisation and left most of the surrounding area untested by geochemical surveys. CRAE’s focus at the time was on the copper only (no gold containing) deposits due to their relatively high grades and the Little Eva and Lady Clayre areas were of secondary exploration interest. The Little Eva copper-gold prospect was drilled by CRAE to an Inferred Resource status, but the gold content was not assessed. The Lady Clayre prospect was also drilled by CRAE at the time, but no resource estimate was completed. Metallurgical sampling and testing were conducted at Blackard and Lady Clayre, but not at Little Eva.
Following the acquisition of the project from CRAE by Pasminco, drilling and sampling programs focused primarily on the
Lady Clayre copper-gold sulphide prospect, Caroline (Lady Clayre East) and the copper-gold potential of the Mount Rose Bee
Fault area. This drilling was insufficient to define a formal resource at either deposit. Pasminco also initiated a soil and rock sampling program designed to examine the Mount Rose Bee Fault and related splay faults. While this program detected widespread but weak copper-gold mineralisation, generally in close spatial relationship with copper and gold soil geochemical anomalies, Pasminco divested the Roseby copper project before the exploration program was completed.
Xstrata conducted exploration in the central Roseby area under the terms of an option and earn-in agreement with Altona.
Xstrata also completed deep drilling below the Little Eva, Blackard, Great Southern and Longamundi deposits demonstrating the presence of large mineralised systems. Xstrata also discovered a mineralised system under cover at Cabbage Tree Creek some
3km north of Little Eva. Xstrata has also completed extensive geochemical, rock sampling, mapping and geophysical surveys generating numerous targets, some of which have been subject to initial drill testing with positive results.
Altona carried out systematic soil geochemistry work over much of the claim area and this work was continued by CMMC.
This work has established numerous copper-in-soils targets within the Eva Copper Project tenure and surrounding EPM.
Shallow drilling of these targets has established numerous mineralised positions with opportunities to established new copper and gold Mineral Resources.
Drilling by Harmony since acquiring the Eva Copper Project in December 2022 comprises some 157,611m (693 holes).
The drill program was undertaken in conjunction with the Eva Feasibility Study Update, designed to increase confidence in the resource base and support study elements including metallurgical testwork, geotechnical aspects, primary water supply, and infrastructure sterilisation. Drilling has also included work to test extensions of the existing deposits as well as historic zones of mineralisation with potential for new satellite resource areas within the Eva Copper Project's granted ML tenure. In fiscal 2025

67,378m of drilling (304 holes) was completed at the Eva Copper Project. At year end the work program was on going with two drill rigs on-site.
Over the broader tenement package Harmony's regional exploration activities have focused on:
•Surface gravity data collection: A regional surface gravity survey (2,228 stations) was completed in fiscal 2024 over an approximate 80km by 20km area extending from the Barkly Highway in the south to north of the Little Eva Deposit. Station spacing was nominally 1000m by 500m. Subsequent detailed infill gravity surveys (200m by 50m station spacing, totalling
3,218 stations) were completed over the Little Eva, Legend, Lady Clayre and Ivy Ann deposits to help characterise the geophysical footprints for each of the deposits. The detailed surveys proved particularly useful for discriminating and prioritising prospective targets and on this basis detailed gravity coverage was extended to cover the full 41.5km of strike of the prospective Mt Roseby structural corridor in fiscal 2025 (12,760 stations).
•Compilation of historic geochemical, geophysical and geophysical and historic drill datasets continued. Over 340 prospect areas within the tenement area have been identified and ranked to date.
•Field reconnaissance, mapping and drill target development.
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
presented in the table below at 30 June 2025.

Description	Unit	Value
Gold price	US$/oz	1,941
Copper price	US$/lb	5.10
Exchange rate	US$:A$	0.68
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
Mineral Resources for the Eva Copper Project's deposits were prepared by Harmony personnel, based on all drilling conducted up to December 2024. The resource models from CMMC were audited and retained for the Lady Clayre and Ivy Ann deposits. The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. The Mineral Resource estimate, as at 30 June 2024 and 2025, exclusive of Mineral Reserves, however no
Mineral Reserve are declared, is summarised in the table below. There are no Measured Resources.

Gold		Fiscal Year Ended 30 June
		2025			2024
METRIC			Grade	Metal Content		Grade	Metal Content
Mineral Resource Category	Open Pit	Tonnes (Mt)	Gold (g/t)	Gold (kg)	Tonnes (Mt)	Gold (g/t)	Gold (kg)	% Change
Total / Ave. Measured		0.000	0.00	0	0.000	0.00	0	—%
Indicated	Little Eva	183.201	0.06	11,425	155.949	0.06	10,103	13.1%
	Bedford	3.318	0.15	486	2.094	0.15	320	51.9%
	Lady Clayre	4.349	0.18	772	5.097	0.15	761	1.4%
	Ivy Ann	5.202	0.07	382	5.202	0.07	382	—%
Total / Ave. Indicated		196.070	0.07	13,066	168.343	0.07	11,566	13.0%
Total / Ave. Measured + Indicated		196.070	0.07	13,066	168.343	0.07	11,566	13.0%
Inferred	Little Eva	23.893	0.08	1,981	24.065	0.07	1,788	10.8%
	Bedford	0.958	0.12	113	1.286	0.13	167	(32.3)%
	Lady Clayre	0.747	0.10	75	1.141	0.08	97	(22.7)%
	Ivy Ann	1.163	0.07	78	1.163	0.07	78	—%
Total / Ave. Inferred		26.762	0.08	2,247	27.656	0.08	2,129	5.5%

Copper		Fiscal Year Ended 30 June
		2025			2024
METRIC			Grade	Metal Content		Grade	Metal Content
Mineral Resource Category	Open Pit	Tonnes (Mt)	Copper (%)	Copper (Kt)	Tonnes (Mt)	Copper (%)	Copper (Kt)	% Change
Total / Ave. Measured		0.000	0.00	0	0.000	0.00	0	—%
Indicated	Little Eva	183.201	0.32	594	155.949	0.34	531	11.9%
	Bedford	3.318	0.55	18	2.094	0.57	12	50.0%
	Lady Clayre	4.349	0.43	19	5.097	0.38	19	—%
	Ivy Ann	5.202	0.34	18	5.202	0.34	18	—%
	Turkey Creek	28.454	0.42	119	22.393	0.42	95	25.3%
	Blackard	115.900	0.48	555	78.989	0.48	375	48.0%
	Scanlan	14.948	0.59	88	17.429	0.58	101	(12.9)%
	Legend	31.193	0.47	147	0.000	0.00	0	100.0%
	Great Southern	12.915	0.42	54	0.000	0.00	0	100.0%
Total / Ave. Indicated		399.481	0.40	1,612	287.154	0.40	1,150	40.2%
Total / Ave. Measured + Indicated		399.481	0.40	1,612	287.154	0.40	1,150	40.2%
Inferred	Little Eva	23.893	0.33	79	24.065	0.34	81	(2.5)%
	Bedford	0.958	0.38	4	1.286	0.46	6	(33.3)%
	Lady Clayre	0.747	0.43	3	1.141	0.37	4	(25.0)%
	Ivy Ann	1.163	0.33	4	1.163	0.33	4	—%
	Turkey Creek	5.374	0.44	24	3.588	0.43	15	60.0%
	Blackard	33.719	0.40	136	40.257	0.44	176	(22.7)%
	Scanlan	9.666	0.48	46	7.627	0.45	34	35.3%
	Legend	5.001	0.33	16	0.000	0.00	0	100.0%
	Great Southern	1.920	0.39	8	0.000	0.00	0	100.0%
Total / Ave. Inferred		82.442	0.39	320	79.128	0.41	321	(0.3)%
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2025 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
§229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP for the estimate is Mr. R. Reid, FAIG, MAusIMM, whose job title is Group Resource Geologist with Harmony Gold (PNG Services) Pty Limited.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for economic extraction.
3.Resources are reported at a cut-off grade based on approximate net smelter return values which equate to a copper grade of 0.17% Cu for sulphide ore and 0.2% Cu for native copper ore.
4.Copper and gold Mineral Resources are hosted in the same deposits. They are reported in separate tables for clarity, as not all deposits contain gold. Reported tonnages are the same underlying material and are not double-counted in project totals.
5.Mineral Resources are exclusive of Mineral Reserves (however no Mineral Reserves are declared).
6.Mineral Resources are constrained within a pit shell generated with a copper price of $5.10/lb, a gold price of $1,941/oz and an exchange rate of AU$1.00 = US$0.68.
7.Density measurements were applied (ranges from 2.4 t/m3 to 3.0 t/m3).
8.Significant figures have been reduced to reflect uncertainty of estimations and therefore numbers may not add due to rounding.
Mineral Reserve Estimate
Not applicable.
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
In line with Harmony’s policy that each material operation will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration.
The following operations were subject to external review during 2025: Target 1, Moab Khotsong and Kalgold. No material issues were identified in the estimation processes and LOM plans and Compliance Certificates have been issued by the independent consultants for these operations. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with SAMREC, 2016. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Mineral Resources and Mineral Reserves estimation and reporting.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
A discussion of the changes in our financial condition and results of operations between the fiscal years ended
30 June 2023 and 2024, has been omitted from this Harmony 2025 Form 20-F, but may be found in Item 5: "Operating and
Financial Review and Prospects", of the Harmony 2024 Form 20-F for the year ended 30 June 2024, filed with the SEC on
31 October 2024, which is available free of charge on the SEC’s website at www.sec.gov and our website at
www.harmony.co.za.
Overview
Harmony is currently the largest producer of gold in South Africa and is furthermore an important producer in PNG. Our gold sales for fiscal 2025 were 46,193 kilograms of gold (1.5 million ounces of gold) and in fiscal 2025 we processed approximately 51 million tonnes of ore. As at 30 June 2025, our mining operations and projects reported total Proved and
Probable Mineral Reserves of approximately 36.8 million gold and gold equivalent ounces, Measured and Indicated Mineral
Resources (exclusive of Mineral Reserves) of approximately 99.1 million gold and gold equivalent ounces and Inferred Mineral
Resources (exclusive of Mineral Reserves) of approximately 36.3 million gold and gold equivalent ounces. For further information on the company’s Mineral Resources and Mineral Reserves, see Item 4: "Information on the Company - Property,
Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
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
The limit set by the Board is 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts entered into on or after 1 April 2024. Prior to the change, the limit set by the Board was for 20% of the production from gold over a 24-month period. The limit set by the Board for silver is 50% of the exposure over a 24-month period and 50% for uranium exposure over a 60-month period. Management continues to top up these programs as and when opportunities arise to lock in attractive margins for the business, but we are not required to maintain hedging at these levels.
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
During fiscal 2025 the group's cash inflows from uranium were managed by way of a forward contract, whereby uranium prices are predetermined for a fixed amount of uranium production. These contracts are not designated as derivative contracts as the “own use” exemption of IFRS 9 Financial instruments is applicable to them.
Harmony's indirect subsidiary, MWS, previously entered into a contract with Franco-Nevada Barbados ("Franco-Nevada").
The Franco-Nevada contract consisted of a streaming agreement to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of the gold cap is delivered. The gold cap, a provision included in the contract, stipulated the maximum quantity of gold to be sold to Franco-Nevada over the term of the contract. The consideration was determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, subject to an annual escalation adjustment. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue.
On 23 October 2024, Harmony fulfilled all its obligations stemming from the agreement with Franco Nevada.
Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near term.
Harmony’s Realised Gold Price
In fiscal 2025, the average gold price received by us was R1,529,358 per kilogram or $2,620/oz. This average gold price includes the net realised effective portion of the hedge-accounted gold derivatives.
The price of gold in US$ terms closed at US$3,303/oz on 30 June 2025, up from the closing price of US$2,325/oz on 30
June 2024. The range traded during the year reaffirms gold's safe haven status with investors during times of global uncertainty and market volatility. The average spot gold price received (that is, excluding the impact of hedging gains or losses) for the 2025 year was US$2,786/oz compared to US$2,042/oz in fiscal 2024.
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
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$
currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3: “Key Information - Risk
Factors - Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”. During fiscal 2025, the average exchange rate appreciated from R18.70/US$1.00 in fiscal 2024, to
R18.15/US$1.00 in fiscal 2025. See "- Exchange Rates" below for further discussion.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended 30 June
	2025	2024

Average (US$/oz) .....................................................................................................................................	2,818	2,076
High (US$/oz) ............................................................................................................................................	3,432	2,444
Low (US$/oz) .............................................................................................................................................	2,329	1,819
Harmony’s average sales price[1] (US$/oz)) ...........................................................................................	2,620	1,999
Average exchange rate (R/US$) ............................................................................................................	18.15	18.70
Harmony’s average sales price[1] (Rand/kilogram) ................................................................................	1,529,358	1,201,653
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realised losses from the cash flow hedges have been included in revenue.
Costs
Our cash costs are approximately between 80% and 85% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of share-based payments, exploration costs, corporate and sundry expenditure, and amortisation and depreciation. Our cash costs consist primarily of production costs. Production costs are incurred on labour, equipment, consumables and utilities. Labour costs are the largest component and typically comprise between 50% and 55% of our production costs.
Our US dollar translated costs are sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See "- Exchange Rates" below. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3: “Key Information - Risk Factors -
Market Risks - Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition”.
All-in sustaining costs for the Group increased by 16.9% to R1,054,346 per kilogram in fiscal 2025. This was driven by lower planned production, higher sustaining capital as well as higher cash costs due to annual wage and above-inflation electricity tariff increases.
Our cash costs have increased from R758,736 per kilogram in fiscal 2024 to R874,901 per kilogram in fiscal 2025, mainly due to above-inflation increase in electricity costs, higher royalties and labour increases.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3: “Key
Information - Risk Factors - Risks Related to Our Industry - The nature of our mining operations presents safety risks and "-
Risks Related to ESG - Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution compliance breaches”. We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results" and "- Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us".
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
Production levels
In addition to gold prices, Harmony’s gold income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant and metallurgical recoveries. Gold production decreased by 5.3% between 2024 and 2025, from 1,561,815 ounces in 2024 to 1,479,671 ounces in 2025 mainly driven by lower recovered grades, reduced ore milled and infrastructure challenges and operational disruptions. For more information on our business and operations, see Item 4: “Information on the Company -– Business Overview” and “- Property,
Plant and Equipment - Mineral Resource and Mineral Reserve Summary Disclosure”.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. Currently, the majority of our earnings are generated in South Africa. Appreciation of the Rand against the US dollar decreases our revenues, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar increases our revenue, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The spot rate as at 30 June 2025 was R17.75 per US$1.00, compared with R18.19 per US$1.00 as at 30 June 2024, reflecting an appreciation of 2.4% of the Rand against the US dollar. The average exchange rate for fiscal
2025 was R18.15 per US$1.00, reflecting an appreciation of 2.9% of the Rand against the US dollar when compared with fiscal
2024. In fiscal 2025, the Rand strengthened against the Australian dollar and closed at R11.68/A$1.00 (2024: R12.14/A$1.00), reflecting an appreciation of 3.8% of the Rand against Australian dollar. The Kina weakened against the Australian dollar and closed at PGK2.72/A$1.00 (2024: PGK2.57/A$1.00), reflecting a depreciation of 5.8%. The average gold price received by us during fiscal 2025, before including the effect of the cash flow hedges, increased by R397,799 per kilogram to R1,625,683 per kilogram from R1,227,884 per kilogram during fiscal 2024. This is driven by the US$ average gold price increase, with an offset effect of the foreign exchange movements noted above.
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
We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand against the US dollar, which would affect our borrowings as well as the interest recognised. This will also affect the cash flows when the borrowings are raised and repaid as well as at the time of the payments of the interest.
Movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives. They also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation loss of R819 million for fiscal 2025 (2024: R943 million).
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At 30 June 2025, the zero cost collars had a nominal amount of US$226 million in derivative contracts, covering a two-year period with a weighted average cap price of US$1.00=R20.54 and weighted average floor price of US$1.00=R18.54. Additionally, at 30 June 2025 Harmony had open forward exchange contracts which had a nominal amount of US$53 million spread over a one-year period at an average exchange rate of US$1.00 = R19.98.
The Bank of Papua New Guinea has systematically allowed the Kina to weaken against the US dollar over several years.
The Kina weakened by 7.8% and 7.0% in fiscal 2024 and fiscal 2025 respectively. Since the introduction of a 150 basis point trading band in June 2014, the Kina weakened by 68.9% against the US dollar as at 30 June 2025. Should the trading band continue and depending on the level the exchange rate is set at, it could have a negative impact on the results of the Hidden
Valley operation, as well as the Kina cost of development at Wafi-Golpu and other PNG exploration sites.
Geopolitical and socio-political risks
Harmony faces material exposure to geopolitical and socio-political risks across its operating jurisdictions. Globally, rising tensions from conflicts, trade disputes, and shifting alliances disrupt supply chains and elevate input costs, which impact our financial margins. Locally, socio-political pressures in South Africa, including high unemployment and persistent disparities, fuel public dissatisfaction posing operational challenges. In Papua New Guinea, political uncertainty and proposed legislative changes under the PNG Draft Mining Bill 2025 may threaten project viability and future investment. While these risks elevate cost and operational pressures, they also contribute to upward momentum in the gold price, which can partially offset financial impacts and enhance revenue potential. See Item 3: "Key Information - Risk Factors - Market Risks - Fluctuations in input production prices linked to commodities may adversely affect our operational results and financial condition”, “- Rising inflation and geopolitical risks may have a material adverse effect on our business, operating results and financial condition” and “- We are subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on our operations and profits; our operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets without compensation – Papua New Guinea”.
Inflation
Inflation in South Africa was 2.9% at the end of fiscal 2025, down from 5.1% at the end of fiscal 2024. The decrease was driven by a combination of economic, policy and consumer behaviour factors.
We have, however, seen increases in labour, contractors and electricity costs for our mining operations some of which have increased at levels above the rate of inflation. Combined with geopolitical risks and further compounding inflationary pressure, we believe we will see continued increases through 2026.
On 4 April 2024, Harmony announced the acceptance of a five-year wage agreement by the unions, which became effective on 1 July 2024 and will remain in effect until 30 June 2029. This agreement will result in an increase of approximately
6% per annum over the five-year period which is within our planning parameters.
The inflation rate in PNG at the end of fiscal 2024 was 2.4%, while inflation closed at 3.6% at the end of fiscal 2025. The increase is driven by a mix of domestic policy reforms, commodity price shifts and structural economic changes.
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

South African Socio-Economic Environment
We are domiciled in South Africa and the majority of our operations are located in South Africa. The primarily listing for our shares is also on the Johannesburg Stock Exchange. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3: “Key Information - Risk Factors - Risks
Related to ESG - The socio-economic landscape in the regions in which we operate may have an adverse effect on our operations and profits”.
In particular, South African companies are subject to exchange control limitations. While exchange controls were relaxed some years ago, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern
African Common Monetary Area. See Item 10: “Additional Information - Exchange Controls”.
We must also comply with the SLPs that have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDPs in mining assets. See Item 3: "Key Information - Risk
Factors - Risk Related to Our Industry - Laws governing mineral rights affect our business and could impose significant costs and obligations; mineral rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including breaches in our obligations in respect of such mining rights.”
We have been granted mining licenses under the MPRDA necessary for the conduct of our current operations. As such we have therefore already incurred expenses relating to HDP participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are however unable to provide a specific amount of what the estimated cost of compliance will be, but we will continue to monitor these costs on an ongoing basis. See Item 4: "Information on the Company - Business Overview -
Regulation - Mineral Rights - South Africa – Mining Charter."
Electricity in South Africa
Eskom, the state utility, generates approximately 90% of South Africa’s electricity and about 30% of Africa’s supply. It generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential users.
In fiscal 2025, electricity supply remained constrained but improved, with fewer interruptions. Eskom suspended load shedding in April 2024 as the Generation Recovery Plan improved plant performance. Consequently power interruptions did not materially impact production in fiscal 2025. Global energy prices remained volatile due to higher demand, limited new supply, carbon tax uncertainty, and geopolitical conflicts, including those in the Middle East and between Russia and Ukraine.
Electricity supply remains tight during evening peak periods. We continue to participate in Eskom’s Critical Peak Pricing pilot at four sites, allowing tariff savings outside surcharge periods.
The South African Government is expanding the Independent Power Producer ("IPP") program to diversify supply and reduce carbon emissions. Eskom’s transmission business was legally separated in July 2023 into the National Transmission
Company of South Africa ("NTCSA"), a wholly owned subsidiary with a license from the National Energy Regulator of South
Africa (“NERSA”). NTCSA began operating on 1 July 2024. Unbundling of the generation and distribution divisions is ongoing.
See Item 3: "Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results".
Renewable energy
Renewables are a growing component of South Africa’s energy mix. Forecasts project solar and wind will surpass coal by
2030 (IEA 2024). Increased renewable penetration and self-generation are reducing Eskom’s sales volumes, contributing to tariff increases and delays in new grid connections. The government has also supported gas-to-power and nuclear options, while continuing state support for coal.
In South Africa, a multi-phase renewable energy programme is underway, complemented by short-term power purchase agreements, wheeled wind capacity, rooftop solar installations, and supplier engagement. Recent regulatory reforms in South
Africa have significantly accelerated the country’s energy transition. The removal of licensing requirements for embedded generation and the unbundling of Eskom’s transmission division have enabled greater private sector participation in renewable energy development and the wheeling of electricity through the national grid. These changes have created a more favourable environment for large-scale renewable energy investments. We propose to increase our procurement of wind energy delivered through wheeling from 140 MW to 260 MW. This is expected to come online in Q4 of 2027. Lastly, we are also exploring the opportunity of bringing in 200MW of short term PPA energy into the mix, from fiscal 2027 to fiscal 2031.
Phased strategy:
•Sungazer 1 (Phase 1) - 30 MW commissioned May 2023 with installed generation capacity of 70GWh pa;
•Sungazer 2 - Moab, Great Noligwa Mine and Noligwa gold plant. Under construction. 100MW capacity to generate
230GWh pa and is expected to be completed in fiscal 2027;
•Sungazer 3a - Central, H1, Target, Joel. Installed capacity of 75 MW to generate 177GWh pa and is expected to be completed in fiscal 2028;
•Sungazer 3b - Chemwes, Kalgold. Under investigation. Installed capacity of 33 MW to generate 76GWh pa and is expected to be completed in fiscal 2028;
•Sungazer 4 - Mponeng installed capacity of 100 MW to generate 230GWh pa and is expected to be completed in fiscal
2028;
•Wheeled wind - Procurement of circa 260MW of wind energy is underway and is expected to be completed in fiscal 2028;

•Short term PPA - 200MW of energy has been completed and PPA negotiations are underway. Once concluded, we expect to generate 500GWh of energy per annum for a period of five years.
Harmony is integrating climate-aligned finance into its capital structure to support long-term decarbonisation and operational resilience. Over R4 billion in facilities have been secured, including a R1.5 billion green loan for the Sungazer 2 solar project and sustainability-linked revolving credit facilities of R2.5 billion, US$300 million, and a US$100 million term loan.
See Item 10: “Material Contracts - R1.5 Billion Green Term Loan” “- R2.5 Billion Syndicated Revolving Credit Facility”,“-
US$400 Million Syndicated Facility”, and '' - US$1,250 Million Syndicated Bridge Loan Facility''. See also “– Governance –
Social and ethics committee: Chairperson's report” on pages 225 to 226, “– Environment stewardship – Building a lasting positive legacy” on pages 88 to 90 and Climate and energy management" on page 98 to 104 of the Integrated Annual Report for the 20-F 2025.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant additional costs as a result of rising electricity tariffs. On 11 March 2025, Eskom officially announced a 12.7% tariff increase, which is effective from 1 April 2025. The expected impact on fiscal 2026 is R1,050 million increase in operating costs for SA operations. Although
Eskom is showing signs of recovery in 2025, its structural challenges - especially municipal debt, tariff inadequacy and governance issues suggest that financial instability could persist unless deeper reforms are implemented. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. While the Multi Year Price
Determination ("MYPD'') provides a structured and predictable framework, external shocks and regulatory corrections can still lead to unexpected price increases.
See Item 3: “Key Information - Risk Factors - Risks Related to Our Operations and Business - Disruptions to electricity supply and rising power costs: Impact on operations and financial results".
Energy efficiency
Harmony has worked closely with Eskom to manage electricity use and peak demand, underlining our commitment to reduce energy consumption. This includes demand-side management (“DSM”) strategies to reduce electricity consumption in peak periods; timing the use of our services (pumping, hoisting, compressed air, refrigeration and ventilation) with cheaper off-
peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of the services provided for mining operations.
In 2016 Harmony contracted an ESCO to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Our energy efficiency programme in South
Africa had achieved cumulative savings of 2.3 TWh, equating to almost R3 billion in avoided energy costs and 2.5 million tCO2e.
Harmony targets a 63% reduction in Scope 1 and 2 emissions by 2036 (SBTi) with a net-zero ambition by 2045. This pathway is supported by energy efficiency initiatives and investment in renewable energy infrastructure.
We have implemented various energy efficiency projects in recent years. See , “– Environment stewardship – Building a lasting positive legacy” on pages 88 to 90 and "Climate and energy management" on pages 98 to 104 of the Integrated Annual
Report for the 20-F 2025.
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
On 1 June 2019 the Carbon Tax Act became effective. The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by DFFE. The tax will be phased in over time. The first phase, which was originally expected to end on 31 December 2022, has been extended to 31 December 2025. This phase is designed to largely be revenue-neutral in terms of its aggregated impact, given the complementary tax energy incentives and reduction or credit for the current electricity levy. Tax-free allowances will then change and fall away with the basic tax-free allowance (60%) being reduced and is likely to fall away from 2026 to 2030. In phase 2 the carbon offset allowance is due to increase by 5%, the trade exposure allowance from the current 10% and the carbon budget allowance could fall away completely. See Item 3: “Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us” and Item 4: "Information on the Company - Business
Overview - Regulation - Laws and Regulations Pertaining to Environmental Protection - South Africa”.
In 2022, the National Treasury announced an alternative increase structure which is expected to see the current carbon price (US$9 per tonne) increase to US$20 per tonne by 2026, US$30 per tonne by 2030 and finally US$120 per tonne by 2050.
Based on published legislation, commentary and governmental information, management believes that the carbon tax poses a low cost to Harmony until 31 December 2025. Gas emissions reported to the DFFE for a company’s National
Greenhouse Gas Emission Reporting submission will be taxed at a base value increasing from R236 to R308 per tonne of carbon dioxide equivalent (before allowances) making the effective tax R190 per tonne of carbon dioxide equivalent for years
2023 to 2025. From the second phase onwards, carbon tax might also affect the price of electricity. The impact of the carbon tax on the Company arising from electricity usage after 31 December 2025 has been modelled to grow over time, as allowances are anticipated to fall away. As a result, the annual carbon tax expense is anticipated to increase progressively from approximately
R450 million to R800 million per annum by the end of fiscal 2038.
Harmony has set its internal carbon price (for the South African operations) to match that of the proposed carbon tax.
Harmony is also at risk due to potential pass-through costs from its suppliers in the short term from increased fuel prices. The carbon tax on liquid fuels will be imposed at the source. It is estimated that the increased fuel price would be R0.10/liter and
R0.09/liter for petrol and diesel respectively. This is expected to have an impact on the Company’s operational expenses.
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
IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after 1 January 2024, therefore, these standards are applicable to Harmony from fiscal 2025. The adoption of IFRS S1 and S2 is not mandatory, and entities can choose to apply these standards on a voluntary basis. In March 2024, the SEC adopted the SEC Climate Disclosure Rules, which would have required registrants to provide certain climate-related information in their registration statements and annual reports. However, the SEC stayed the effectiveness of the SEC Climate Disclosure Rules in April 2024 and in March 2025
announced it was ending its defence of the rules in pending litigation, meaning it is uncertain if or when compliance will be mandated.
See Item 3: "Key Information - Risk Factors - Risks Related to ESG - Compliance with emerging climate change regulations could result in significant costs for us" for further discussion on the potential impact.
Production
The information set forth under the headings, “– Delivering profitable ounces – Performance by operation” on pages 46 to
84 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
Results of Operations
Years Ended 30 June 2025 and 2024
Revenue
Revenue increased by R12,517 million to R73,896 million in fiscal 2025, compared to R61,379 million in fiscal 2024, mainly due to the increase in the average US$ gold price received. Offsetting this increase was the impact of the strengthening of the
Rand/US$ exchange rate from an average of R18.70/US$ to R18.15/US$, as well as the decrease in gold sold (see discussion below). The average gold price received (including hedging) increased by 27.3% from R1,201,653 per kilogram in fiscal 2024 to
R1,529,358 per kilogram in fiscal 2025.
Hedging losses increased by R3,329 million to R4,594 million in fiscal 2025, compared to R1,265 million in fiscal 2024.
This was mainly due to the realised effective portion of our hedge-accounted gold derivatives which was impacted by the average gold market spot price of R1,644,902 per kilogram, compared to the average forward price of matured contracts of
R1,306,033 per kilogram in fiscal 2025. In fiscal 2024, the average gold market spot price was R1,249,344 per kilogram compared to the average forward price of matured contracts of R1,134,735 per kilogram.
Overall gold sales decreased by 4.2% from 48,222kg in fiscal 2024 to 46,193kg. The details of these changes are discussed below:
Tshepong South's gold sold decreased by 11.2% from 3,082 kilograms in fiscal 2024 to 2,737 kilograms in fiscal 2025. This was mainly due to a 9.2% decrease in recovered grade in fiscal 2025 to 6.11g/t from 6.73g/t in fiscal 2024. This decline was attributable to lower face grades and a reduction in plant call factor.
At Moab gold sold decreased by 7.1% from 6,650 kilograms in fiscal 2024 to 6,178 kilograms in fiscal 2025. This was as a result of heightened seismicity in the middle mine and pre-emptively halting operations, for a limited time during the second quarter, from a safety perspective in the top mine to allow for the removal of toxic gasses.
At Mine Waste Solutions gold sold decreased by 18.3% from 3,742 kilograms in fiscal 2024 to 3,057 kilograms in fiscal
2025. This was as a result of a 23.5% decrease in the recovered grade, from 0.17g/t in fiscal 2024 to 0.13g/t in fiscal 2025. The lower grades were attributable to unusually high rainfall, which affected access to higher grade areas in the reclamation sites.
At Doornkop, gold sold decreased by 21.3% from 3,469 kilograms in fiscal 2024 to 2,730 kilograms in fiscal 2025 due to a decrease in the recovered grade of 13.8% from 4.26g/t to 3.67g/t. The decrease was primarily due to mining of the high-grade vent pillar being stopped. Ore milled decreased by 9.0% from 815,000 tonnes in fiscal 2024 to 742,000 tonnes in fiscal 2025.
This was as a result of operational mechanical challenges.
At Target 1, gold sold decreased by 23.7% from 1,854 kilograms in fiscal 2024 to 1,415 kilograms in fiscal 2025. This was as a result of lower tonnes milled as well as a decline in grade of 11.7% from 4.02g/t in fiscal 2024 to 3.55g/t in fiscal 2025 due to a delay in commissioning some of the higher-grade massives. Tonnes milled decreased by 15.4% from 462,000 tonnes in fiscal 2024 to 391,000 tonnes in fiscal 2025.This reduction was caused by numerous flooding incidents that necessitated an extensive infrastructure upgrade.

The Mponeng mine sold 10,454 kilograms of gold, a 20.9% increase from the 8,648 kilograms sold in fiscal 2024, mainly due to a significant increase of 13.4% in the recovered grade from 9.94g/t to 11.27g/t in fiscal 2025. This was as a result of the operation mining high grade areas.
Export Sales
All of our gold produced in South Africa during fiscal 2023 to 2025 was refined by Rand Refinery Proprietary Limited
("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony held a
10.4% interest at 30 June 2025. All of our gold and silver produced in PNG during fiscal 2023 to 2025 was sold to the Australian
Bullion Corporation.
Cost of sales
Cost of sales includes production costs, impairments, amortisation and depreciation and other items, including employment termination and restructuring costs. Cost of sales increased by 5.1% from R47,233 million in fiscal 2024 to R49,635 million in fiscal 2025. Factors affecting the increase are discussed below.
Production costs (cash costs/all-in sustaining costs)
The following table sets out, for our reportable segments, total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2024 and fiscal 2025:

	Year ended 30 June 2025				Year ended 30 June 2024				Percentage (increase)/ decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per kg	All-in sustaini ng costs per kg
	(kg Produ ced)	(R/kg)	(kg sold)	(R/kg)	(kg Produ ced)	(R/kg)	(kg sold)	(R/kg)
South Africa
Moab Khotsong .............	6,184	846,013	6,178	952,206	6,599	699,300	6,650	798,866	(21.0)	(19.2)
Mponeng.........................	10,370	674,481	10,454	804,429	8,751	670,811	8,648	785,108	(0.5)	(2.5)
Tshepong North .............	2,900	1,075,014	2,905	1,305,365	3,248	884,464	3,196	1,078,897	(21.5)	(21.0)
Tshepong South ............	2,739	1,073,030	2,737	1,258,634	3,129	833,307	3,082	1,002,141	(28.8)	(25.6)
Doornkop ........................	2,720	1,162,651	2,730	1,440,880	3,470	880,229	3,469	1,031,845	(32.1)	(39.6)
Joel ..................................	1,634	1,149,466	1,639	1,351,641	1,733	975,319	1,708	1,145,064	(17.9)	(18.0)
Target 1 ...........................	1,387	1,808,182	1,415	2,203,514	1,859	1,266,487	1,854	1,558,946	(42.8)	(41.3)
Kusasalethu ...................	3,629	1,092,265	3,658	1,256,873	3,842	965,284	3,795	1,058,639	(13.2)	(18.7)
Masimong .......................	1,478	1,334,765	1,483	1,455,114	1,780	1,057,287	1,756	1,121,951	(26.2)	(29.7)
MWS ...............................	2,996	735,525	3,057	795,380	3,770	545,310	3,742	605,710	(34.9)	(31.3)
All other surface operations .......................	4,879	809,657	4,839	889,015	5,296	700,971	5,270	719,354	(15.5)	(23.6)
International
Hidden Valley .................	5,107	458,928	5,098	868,228	5,101	477,360	5,052	814,375	3.9	(6.6)
Total kg ...........................	46,023		46,193		48,578		48,222
Weighted average(1) ......		874,901		1,054,346		758,736		901,550	(15.3)	(16.9)
1The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
For further information about the use of non-GAAP measures, such as all-in sustaining costs, see “Reconciliation of Non-
GAAP Measures” below.
Our average cash costs increased by 15.3%, or R116,165 per kilogram, from R758,736 per kilogram in fiscal 2024 to
R874,901 per kilogram in fiscal 2025. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 10.9% from R38,923 million in fiscal 2024 to R43,155 million in fiscal 2025, mainly due to inflationary pressures on costs including labour, contractors, consumables and electricity. Additionally, the royalty expense increased due to a higher rate being applied as a result of higher profits, as well as the increased revenue base to which it is applied.

At Joel, all-in sustaining cost increased by 18.0% from R1,145,064 per kilogram in fiscal 2024 to R1,351,641 per kilogram in fiscal 2025, mainly as a result of a 5.7% decrease in gold production to 1,634 kilograms from 1,733 kilograms. This was driven by a decrease in tonnes treated, resulting from time lost due to a mud rush incident that severely impacted hoisting operations.
At Moab, all-in sustaining cost increased by 19.2% from R798,866 per kilogram in fiscal 2024 to R952,206 per kilogram in fiscal 2025, mainly as a result of an increase in production costs and a 6.3% decrease in gold production to 6,184 kilograms from 6,599 kilograms. The production costs increase was mainly due to annual wage and electricity tariff increases as well as inflationary increases on consumables and contractors. MPRDA royalties increased by 40% to R319 million due to higher revenue and profitability.
At Kusasalethu, all-in sustaining cost increased by 18.7% from R1,058,639 per kilogram in fiscal 2024 to R1,256,873 per kilogram in fiscal 2025, mainly as a result of a increase in production costs and a 5.5% decrease in gold production to 3,629 kilograms from 3,842 kilograms. The production costs increase was mainly due to annual wage and electricity tariff increases as well as significantly higher MPRDA royalties.
At Tshepong North, all-in sustaining cost increased by 21.0% from R1,078,897 per kilogram in fiscal 2024 to R1,305,365 per kilogram in fiscal 2025, mainly due to the increase in production costs and decrease in gold production. The production costs increase was mainly due to annual wage and electricity tariff increases as well as higher MPRDA royalties. Royalties increased by 48.0% as revenue and profits increased. The decrease in gold production was driven by a 7.3% decrease in the volumes of ore milled to 673 000 tonnes (2024: 726 000 tonnes).
At Tshepong South, all-in sustaining cost increased by 25.6% to R1,258,634 per kilogram in fiscal 2025, compared with
R1,002,141 per kilogram in fiscal 2024, mainly due to the increase in the production costs and lower gold production which decreased from 3,129 kilograms in fiscal 2024 to 2,739 kilograms in fiscal 2025. Production was affected by lower face grades as well as ore milled for the year decreasing to 448 000 tonnes (2024: 465 000 tonnes). Production costs increased mainly due to annual wage and electricity tariff increases as well as an increase in the cost of consumables. Higher MPRDA royalties also contributed to the increase in cost by 48% on higher revenue and profits.
At Masimong, all-in sustaining costs increased by 29.7% from R1,121,951 per kilogram in fiscal 2024 to R1,455,114 per kilogram in fiscal 2025, mainly due to annual wage and electricity tariff increases. Further, this was impacted by a decrease in gold production of 17.0% to 1,478 kilograms in fiscal 2025 from 1,780 kilograms in fiscal 2024 due to the lower tonnes milled as a result of operational and hoisting challenges.
At MWS, all-in sustaining costs increased year on year by 31.3% from R605,710 per kilogram in fiscal 2024 to R795,380 per kilogram in fiscal 2025. This was mainly as a result of annual wage and electricity tariff increases as well as an increase in water costs driven by additional charges from the Department of Water and Sanitation related to the pumping of water.
At Doornkop, all-in sustaining cost increased by 39.6% from R1,031,845 per kilogram in fiscal 2024 to R1,440,880 per kilogram in fiscal 2025. This was mainly due to a significant decrease of 21.6% in gold production to 2,720 kilograms from
3,470 kilograms, driven by operational challenges. Lower grade also contributed as a result of mining of the high-grade vent pillar being stopped in fiscal 2025.
At Target 1, all-in sustaining costs increased year on year by 41.3% from R1,558,946 per kilogram in fiscal 2024 to
R2,203,514 per kilogram in fiscal 2025. This was as a result of a decrease in gold production of 25.4% from 1,859 kilograms in fiscal 2024 to 1,387 kilograms in fiscal 2025, mainly due to a decrease in tonnes milled as well as grade recovery resulting from a delay in commissioning some of the higher-grade massives.
Amortisation and depreciation
Amortisation and depreciation increased from R4,642 million in fiscal 2024 to R4,842 million in fiscal 2025, primarily due to higher production at Hidden Valley. Furthermore, assets brought into use on the completion of phase 1 of the Kareerand TSF
Extension project at Mine Waste Solutions also contributed to the increase. These increases were partially offset by a decrease at Mponeng, which resulted from an increase in reserve tonnes used to calculate depreciation based on the units-of-production method.
Impairment of assets
No impairment charge was recorded in fiscal 2025 for the operations identified for testing by the trigger assessment including; Joel, Target 1, Masimong, Kusasalethu, Tshepong South and Kalgold. There was no reversal of impairments previously recognised during fiscal 2025.
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

Share-based payments cost
Share-based payments costs increased in fiscal 2025 to R573 million (2024: R171 million). The increase was as a result of the Katleho ya Moruo Employee Share Ownership Plan for non-managerial employees, which was costed from 1 April 2024 onwards, contributing an increase of R344 million. Additionally, there was a R58 million increase under the Management
Deferred Share Plan.
Income statement items other than revenue and cost of sales
Corporate, administration and other expenditure
Corporate, administration and other expenditure expenses increased to R1,647 million in fiscal 2025 from R1,294 million in fiscal 2024 principally as a result of annual inflationary increases and higher annual incentives.
Gains/losses on derivatives
Losses on derivatives amounted to R59 million in fiscal 2025, compared to gains of R453 million in fiscal 2024. Gains/
losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortisation of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day-one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract/zero cost collar contract versus the sale of an equivalent quantity of gold in the open market.
Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. Factors affecting gains/losses on derivatives are discussed below.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative program in the form of zero cost collars, which establish a floor and cap
US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2025, a gain amounting to
R235 million (2024: R670 million) was recorded.
(b) US$ commodity contracts
Harmony maintains a derivative program for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts, US$ gold zero cost collars and silver zero cost collars which establish a minimum
(floor) and maximum (cap) commodity sales price. Hedge accounting has been applied to all US$ gold contracts and these are shown separately from the silver zero cost collars that are not hedge accounted. Losses of R506 million were recognised in revenue for fiscal 2025 compared to R50 million in fiscal 2024. During fiscal 2025 and 2024 a negligible amount of hedge ineffectiveness was experienced. The gains and losses for the silver zero cost collars are recorded in gains/(losses) on derivatives in the income statement. In fiscal 2025, losses on derivative of R150 million were recorded in the income statement compared to R98 million in fiscal 2024.
(c) Rand gold contracts
Harmony maintains a derivative programme for some of the South African companies by entering into commodity derivative contracts. The contracts comprise forward sale contracts and zero cost collars. Hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income
(other reserves). The contracts that matured realised losses of R1,215 million in fiscal 2024 compared to a loss of R4,088 million in fiscal 2025, which has been included in revenue.
During fiscal 2025 and 2024 a negligible amount of hedge ineffectiveness was experienced.
Remeasurement of contingent consideration
The contingent consideration liability comprises of the contingent portion of consideration transferred for the acquisition of the Mponeng operations and related assets and Eva Copper. The contingent consideration for Mponeng remeasurement for both above and below infrastructure during fiscal 2025 amounted to R427 million and R291 million in fiscal 2024, mainly reflecting the changes in the production profile.
The remeasurement of the contingent consideration for Eva Copper in fiscal 2025 amounted to R403 million and
R193 million in fiscal 2024. This increase was predominantly as a result of the declaration of additional Mineral Resources and includes an amount of R264 million which is due in September 2025.
Other operating expenses
Other operating expenses increased to R346 million in fiscal 2025 from R195 million in fiscal 2024 principally as a result of a change in assumptions of the silicosis settlement provision due to the potential preserved claims, which resulted in an
R2 million increase of the estimated obligation in fiscal 2025, compared to a R174 million credit in fiscal 2024. This was offset in
2025 due to the availability of actual exit data and an adjustment to the take-up rate.
Acquisition-related costs
The cost of R40 million in fiscal 2025 was incurred in anticipation of the acquisition of MAC. There were no acquisition costs in fiscal 2024.

Investment income
During fiscal 2025 investment income amounted to R1,504 million compared to R809 million in fiscal 2024. This was mainly due to higher favourable cash balances during fiscal 2025 resulting in increased interest income earned.
Finance costs
During fiscal 2025 finance costs amounted to R698 million compared to R796 million in fiscal 2024. The decrease was mainly as a result of lower aggregate borrowings due to repayments during fiscal 2024 and minimal drawdowns during fiscal
2025.
Income and mining taxes
In fiscal 2025 the tax rates for companies remained 33% for mining income and 27% for non-mining income. The income tax rate remained 30% for Australian companies and PNG mining companies.
Harmony’s effective income and mining tax rates for fiscal 2024 and 2025 are presented in the table below:

	Fiscal year ended 30 June
Income and mining tax	2025	2024
Effective income and mining tax rate ........................................................................................................	31%	26%
The effective tax rate for fiscal 2025 was lower than the mining statutory tax rate of 33% for Harmony and our subsidiaries as a whole. This is mainly due to capital allowances and utilisation of deferred tax assets. Refer to note 11 "Taxation" to our consolidated financial statements beginning on page F-1 for further detail.
During fiscal 2025 taxation amounted to R6,658 million, compared to R3,082 million in fiscal 2024, mainly attributable to increased mining tax due to the higher gold price realised, resulting in a significant increase in our profitability during fiscal 2025.
The deferred tax movement was affected by changes in the life-of-mine rates (see below) as well as changes in the temporary differences. These changes had the following impacts:
•Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of
R1,079 million in the deferred tax expense (2024: R510 million);
•Unwinding of temporary differences related to the utilisation of unredeemed capital expenditure and assessed loss balances resulted in a increase of R167 million in the deferred tax expense (2024: R74 million) and R17 million
(2024: R120 million) in the deferred tax expense, respectively;
•The change in deferred tax rates of Mponeng from 8.1% to 17.2%, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R329 million
(2024: R379 million decrease); and
•The change in deferred tax rates of the remaining legal entities in the group, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R805 million
(2024: R239 million increase).
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-
fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the LOM plan for that operation, which is based on parameters such as the Group’s long-term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognise temporary differences at these operations. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Harmony
(includes Masimong and Harmony's portion of the Doornkop Joint Venture (Harmony Company)), Freegold (includes Joel,
Tshepong North and Tshepong South), Moab Khotsong, Mponeng, Randfontein (includes Doornkop and Kusasalethu), Kalgold and Chemwes (includes Mine Waste Solutions).
The deferred income tax rates changed significantly for the following entities:

	Fiscal year ended 30 June
Deferred tax rates	2025	2024
Harmony Company	20.8	26.4
Freegold (Harmony) Proprietary Limited ("Freegold")	17.4	12.6
Harmony Moab Khotsong Operations Proprietary Limited ("Moab")	21.2	19.0
Golden Core Trade and Invest Proprietary Limited ("Mponeng")	17.2	8.1
Randfontein Estates Limited ("Randfontein")	17.2	12.3
Kalahari Goldridge Mining Company Limited ("Kalgold")	26.2	21.5
Chemwes Proprietary Limited ("Chemwes")	26.3	18.1

South Africa
Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 27% (2024: 27%) on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa.
5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditure from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue, constitutes taxable mining income. We and our subsidiaries account for taxes separately that are determined in respect of each entity. Hence, South Africa does not apply any
Group basis of taxation.
Previously, Harmony was able to carry forward assessed losses indefinitely and offset the total accumulated balance against taxable income in the relevant year of assessment.
However, this has been amended from fiscal year 2023 and remained unchanged in fiscal 2025. Assessed losses utilised are limited to the higher of R1 million or 80% of taxable income, and the balance remaining will be carried forward to the following year of assessment. This essentially results in a minimum taxable income of 20%. The restriction on utilising losses has been made on the basis that the calculation of the assessed loss restriction must be determined before any capital expenditure is deducted.
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
HGA and its wholly-owned Australian subsidiary companies are recognised and taxed as a single entity, called a consolidated Group. Under the Australian Tax Consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, HGA. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the Group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by HGA.
Papua New Guinea
PNG mining projects are taxed on a project basis. Therefore, each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. Capital development and exploration expenditure incurred in
PNG is capitalised for tax purposes and can be deducted at 25% per annum on a diminishing value basis against project income, with the deduction being limited to the lesser of 25% of the diminished value or the income of the project for the year.
PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty and 0.5%
Production Levy which are payable to the PNG Government.
Operating performance per Segment
For a further discussion on operating performance on a segment basis, refer to “– Delivering profitable ounces –
Performance by operation” on pages 46 to 84 of the Integrated Annual Report for the 20-F 2025. Also refer to note 39 “Segment report” to our consolidated financial statements set forth beginning on page F-1.
Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published revised industry guidance in November 2018 on the calculation of “all-in sustaining costs” and “all-in cost”. These measures were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we disclose these measures. The all-in sustaining cost measure is an extension of the cash cost measure (referenced below) and incorporates costs related to sustaining production. We use adjusted free cash flow as a liquidity measure.
Cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and adjusted free cash flows are all non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, cash generated by operating activities or any other measure of financial performance or liquidity calculated in accordance with IFRS. The calculation of these measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that the cost measures are useful indicators to investors and management as they provide an indication of profitability and efficiency, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. The cost metrics are also a measure of an operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold.
The adjusted free cash flow non-GAAP measure indicates the net cash generation or utilisation after capital expenditure, and how much cash is available for distribution or other investing activities. Harmony believes adjusted free cash flow is useful to investors in understanding how existing cash from operations is utilised as a source for sustaining our current capital plan and future development growth. Adjusted free cash flow is not a measure of cash available for discretionary expenditures, since
Harmony has certain non-discretionary obligations such as the principal portion of debt obligations that are not deducted from this measure.

Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalised and amortised when the relevant reserves are mined.
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
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortisation for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation. Depreciation costs are excluded.
Adjusted free cash flow is determined as cash generated by operating activities after deducting capital expenditure and adjusting the effects of once-off transactions (acquisition costs).
Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the
Rand and the US dollar and, in the case of the PNG operations, the Kina.
While recognising the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce/kilogram produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs.
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended 30 June
	2025	2024
	(in R millions, except for ounce/ kilogram amounts)
Cost of sales .......................................................................................................................................	49,635	47,233
Amortisation and depreciation .........................................................................................................	(4,842)	(4,642)
Rehabilitation expenditure ................................................................................................................	(142)	(3)
Care and maintenance costs of restructured shafts .....................................................................	(380)	(246)
Employment termination and restructuring costs ..........................................................................	(200)	(86)
Share-based payments .....................................................................................................................	(573)	(171)
Impairment of assets .........................................................................................................................	—	(2,793)
Toll treatment costs ............................................................................................................................	(368)	(420)
By-products credits ............................................................................................................................	(2,631)	(2,533)
Stripping activities ..............................................................................................................................	730	892
Local economic development expenditure ....................................................................................	139	165
Corporate, administration and other expenditure costs ...............................................................	1,238	1,140
Capital expenditure (OCD) ...............................................................................................................	2,741	2,547
Capital expenditure (exploration, abnormal expenditure and shaft capital) .............................	2,821	1,895
Other ....................................................................................................................................................	536	496

Total all-in sustaining costs ...............................................................................................................	48,704	43,474
Per kilogram calculation:
Kilogram sold ......................................................................................................................................	46,193	48,222
Total all-in sustaining costs per kilogram ........................................................................................	1,054,346	901,550

Total all-in sustaining costs (US$ million) .......................................................................................	2,683	2,325
Per ounce calculation:
Ounces sold ........................................................................................................................................	1,485,136	1,550,373
Total all-in sustaining costs per ounce ............................................................................................	1,806	1,500

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended 30 June
	2025	2024
	(in R millions, except for ounce/ kilogram amounts)
Cost of sales .......................................................................................................................................	49,635	47,233
Amortisation and depreciation .........................................................................................................	(4,842)	(4,642)
Rehabilitation expenditure ................................................................................................................	(142)	(3)
Care and maintenance costs of restructured shafts .....................................................................	(380)	(246)
Employment termination and restructuring costs ..........................................................................	(200)	(86)
Share-based payments .....................................................................................................................	(573)	(171)
Impairment of assets .........................................................................................................................	—	(2,793)
By-product credits ..............................................................................................................................	(2,631)	(2,533)
Gold and uranium inventory movement .........................................................................................	(258)	468
Other ....................................................................................................................................................	(343)	(369)

Total cash costs ..................................................................................................................................	40,266	36,858
Per kilogram calculation:
Kilograms produced ...........................................................................................................................	46,023	48,578
Total cash costs per kilogram ...........................................................................................................	874,901	758,736

Total cash costs (US$) ......................................................................................................................	2,219	1,971
Per ounce calculation: Ounces produced ...............................................................................................................................	1,479,671	1,561,815
Total cash costs per ounce ...............................................................................................................	1,499	1,262
The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable
GAAP measure, cash generated by operating activities, under IFRS:

	Fiscal year ended 30 June
	2025	2024
	(in R millions)
Cash generated by operating activities ..........................................................................................	22,647	15,650
Additions to property, plant and equipment ...................................................................................	(11,855)	(8,398)
Post retirement obligation settlement .............................................................................................	350	—

Total adjusted free cash flows ..........................................................................................................	11,142	7,252
Within this report, our discussion and analysis is focused on the all-in sustaining costs, total cash costs and adjusted free cash flows measure.
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
Harmony intends to finance its capital expenditure, other purchase obligations and debt repayment requirements in 2026 from cash on hand, cash flow from operations, and existing credit facilities.

	Fiscal year ended 30 June
	2025	2024
	(in R millions)
Operating cash flows .........................................................................................................................	22,647	15,650
Investing cash flows ..........................................................................................................................	(11,955)	(8,361)
Financing cash flows .........................................................................................................................	(2,215)	(5,435)
Foreign exchange differences ..........................................................................................................	(69)	(28)

Total cash flows ..................................................................................................................................	8,408	1,826

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
Net cash generated by operations increased from R15,650 million in fiscal 2024 to R22,647 million in fiscal 2025. This increase is mainly due to higher revenue generated through the year as a result of higher gold prices received. The increase was slightly offset by the increase in production costs.
Income and mining tax paid in fiscal 2025 amounted to R4,289 million, and R2,388 million in fiscal 2024.
Cash flows from investing activities
Net cash utilised by investing activities increased from R8,361 million in fiscal 2024 to R11,955 million in fiscal 2025. The increase of R3,594 million was primarily due to additions to property, plant and equipment relating to the projects at Moab and
Mponeng.
Cash flows from financing activities
Financing activities utilised R5,435 million in fiscal 2024, compared to R2,215 million in fiscal 2025. This was primarily due to substantial repayments of borrowings in 2024, compared to significantly decreased repayments in 2025.
In fiscal 2025, borrowings repaid amounted to R50 million compared to repayments of R4,047 million made during fiscal
2024. The drawdowns made during fiscal 2025 exceeded the repayments, resulting in a net inflow on the borrowings of
R176 million compared to the outflow of R3,747 million in fiscal 2024.
In fiscal 2025, a total dividend of R2,100 million (2024: R1,437 million) was paid mainly reflecting the final dividend of 94
SA cents per share for the 2024 year, amounting to R596 million paid on 14 October 2024 (2024: 75 SA cents per share amounting to R464 million on 16 October 2023) and the interim ordinary dividend of 227 SA cents per share for the 2025 year, amounting to R1,442 million paid on 14 April 2025 (2024: 147 SA cents per share amounting to R930 million paid on 15 April
2024).
See note 30 “Borrowings", note 32 “Cash Generated by Operations” and note 38 "Subsequent events" to our consolidated financial statements set forth beginning on page F-1.
Outstanding Credit Facilities and Other Borrowings
R1.5 Billion Green Term Loan
On 25 May 2022 Harmony concluded a R1.5 billion six- and a- half-year term green loan facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the "R1.5 Billion Green Term Loan"). The terms of the R1.5 Billion Green
Term Loan provide that amounts borrowed may be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R1.5 Billion Green Term Loan became available in four quarterly increments of R375 million starting in
November 2022.
At 30 June 2025, R226 million was drawn down, R50 million was repaid. No additional amount of the facility was available for draw down.
The key terms of the R1.5 Billion Green Term Loan are:
Term facility:R1.5 billion
Margin:2.65% over 3-month Johannesburg Interbank Average Rate ("JIBAR")
Maturity:Six and a half years (November 2028)
Security:Unsecured
R2.5 Billion Syndicated Revolving Credit Facility
On 25 May 2022 Harmony concluded a R2.5 billion sustainability-linked revolving credit facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the “R2.5 Billion Syndicated Revolving Credit Facility”). Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility all amounts borrowed must be used (i) in repayment of the R2 billion four-
year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group. In March 2024 a 12-month extension to the maturity date was granted to May 2027.
At 30 June 2025, no draw down or repayment was made and the full amount on the R2.5 Billion Syndicated Revolving
Credit Facility was available.
The key terms of the R2.5 Billion Syndicated Revolving Credit Facility are:
Revolving facility:R2.5 billion
Margin on revolving facility:2.4% over 3-month JIBAR
Maturity:Five years (May 2027)
Security:Unsecured

US$400 Million Syndicated Facility
On 25 May 2022 Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank
Limited and ABSA Bank Limited, concluded a US$400 million sustainability-linked syndicated term loan facility
(the “US$400 Million Syndicated Facility”) comprising a US$100 million term facility and a US$300 million revolving credit facility.
The US$400 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility. During
March 2024 a 12-month extension to the maturity date was granted to May 2027. During fiscal 2025, no repayment was made.
At 30 June 2025, no drawdown or repayment was made under the US$400 Million Syndicated Facility and US$300 million was available.
The key terms of the US$400 Million Syndicated Facility are:
Term facility:US$100 million
Revolving facility:US$300 million
Margin on term facility:2.85% over Secured Overnight Financing Rate (''SOFR'')
Margin on revolving facility:2.70% over SOFR
Maturity:Five years
Security:Unsecured
US$1.25 Billion Bridge Facility
On 26 June 2025, Harmony and its wholly owned subsidiary HGA entered into a US$1.25 billion bridge facility agreement with a syndicate of lenders (the "US$1.25 Billion Bridge Facility") to finance the acquisition of MAC and related costs. The
US$1.25 Billion Bridge Facility agreement comprises of a US$250 million term facility and a US$1 billion term facility. No amounts were drawn down under the US$1.25 Billion Bridge Facility as at 30 June 2025.
Origination fees of R197 million were incurred for the facility. These origination fees have been deferred and will be treated as a transaction cost when the first drawdown of the facility occurs.
The key terms of the US$1.25 Billion Bridge Facility are:
Margin on facility:2.0% over SOFR first 6 months starting 26 May 2025
2.8% over SOFR next 6 months starting 26 November 2025
4.0% over SOFR last 6 months starting 26 May 2026
Maturity:364 days (June 2026) with a 6 month extension option
Security:Unsecured
The R2.5 Billion Syndicated Revolving Credit Facility and the US$400 Million Syndicated Facility are both sustainability-
linked facilities. These facilities are linked to certain key performance indicators ("ESG KPIs") which were measured annually over the past three years and resulted in changes to the interest rate margins. The rate was adjusted annually by one basis point for each metric achieved (decrease) or not achieved (increase), with these adjustments being cumulative over the three-
year measuring period. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs was as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			Fiscal 2024 Targets	Fiscal 2025 Targets
Greenhouse gas emissions	Thousand tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4,279	4,074
Renewable Energy	Renewable energy consumption as % of total electricity consumed	SA operations	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	19,833	19,436
Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	Fiscal 2024	Fiscal 2025
KPI
Greenhouse gas emissions	2	3
Renewable Energy	2	3
Water consumption	2	3
We need to comply with certain debt covenants for the US$400 Million Syndicated Facility, the R2.5 Billion Syndicated
Revolving Credit Facility and the R1.5 Billion Green Term Loan.

The debt covenant tests are as follows:
The Group’s interest cover ratio shall be more than five times (EBITDA1/Total interest paid).
Leverage2 shall not be more than 2.5 times.
1Earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined in the agreement excludes extraordinary items such as impairment and restructuring cost and gains/losses on disposal of fixed assets.
2Leverage is defined as total net debt to EBITDA.
Debt covenants tests were performed for the loan facilities for both fiscal 2025 and 2024 and no breaches were noted. For fiscal 2025, the Group's interest cover ratio was 97.3 times (2024: 44.1 times), while the Group's leverage was negative 0.4
(2024: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.
Current borrowings
Current borrowings at 30 June 2025 consist of R59 million (2024: R9 million) accrued interest on the US$400 Million
Syndicated Facility and repayments on the R1.5 Billion Green Term Loan.
Non-current borrowings
At 30 June 2025 the total non-current borrowings amount to R1,894 million (2024: R1,785 million) of which R1,770 million relates to the US$100 million term facility under the US$400 Million Syndicated Facility and R124 million to the R1.5 Billion
Green Term Loan.
Capital Expenditure
Total budgeted capital expenditures for fiscal 2026, excluding the capital outlay for renewable projects, are R12,927 million.
See Item 4: “Information on the Company - Business Overview - Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including the use of our current facilities, as described in “- Outstanding Credit Facilities and Other Borrowings”
above, and new borrowings as needed.
The following table sets forth our authorised capital expenditure as of 30 June 2025:

R’millions

Authorised and contracted for[1] ...............................................................................................................................................	4,329
Authorised but not yet contracted for ....................................................................................................................................	18,462
Total ...........................................................................................................................................................................................	22,791
1Including our share of the capital expenditure amounting to R13 million for the joint operation in PNG.
Total capital expenditure was R11,855 million in 2025, compared to R8,398 million in 2024. This represents a
R3,457 million increase from 2024. This increase was driven mainly by the extension projects at Moab Khotsong and Mponeng, the 100MW renewable energy project at Moab Khotsong and the Mine Waste Solutions Kareerand TSF extension.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African and PNG operations are generally expected to fund their capital internally, and likely also fund the development of the Eva Copper Project in Australia. The acquisition of MAC will be funded by the US$1.25 Billion Bridge Facility. We intend to refinance the US$1.25 Billion Bridge
Facility through a mix of existing cash, debt and/or debt-like instruments and maintain an optimal capital structure. For more information on our planned capital expenditures, see “-Capital Expenditure” above. Also see Item 3: “Key Information - Risk
Factors - Risks Related to Our Operations and Business - Our operations have limited proved and probable reserves;
exploration for additional resources and reserves is speculative in nature, may be unsuccessful and involves many risks”.
Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage expected, even after the conclusion of the MAC acquisition. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US dollar currencies against the US dollar. In addition, while exchange controls were relaxed some years ago, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10: “Additional Information - Exchange Controls”.
The information set forth under the heading: “– Delivering profitable ounces – Performance by operation” on pages 46 to
84 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference. See also note 30 “Borrowings”, note
36 “Commitments and contingencies” and note 32 “Cash generated by operations” to our consolidated financial statements set forth beginning on page F-1.

Contractual obligations and contingencies
Our contractual obligations and commercial commitments consist primarily of credit facilities and environmental obligations.
The following table summarises our contractual obligations as of 30 June 2025:

	Payments Due by Period
	Total	Less Than 12 Months 1 July 2025 to 30 June 2026	12-36 Months 1 July 2026 to 30 June 2028	36-60 Months 1 July 2028 To 30 June 2030	After 60 Months Subsequent 30 June 2030
	(R’millions)	(R’millions)	(R’millions)	(R’millions)	(R’millions)

Bank facilities[1] .........................................................	2,224	192	2,006	26	—
Environmental obligations[2] ...................................	9,055	—	—	—	9,055
Silicosis settlement obligation[3] .............................	261	—	86	132	43
Contingent consideration[4] .....................................	2,631	492	178	793	1,168
Total contractual obligations ............................	14,171	684	2,270	951	10,266
1See “- Liquidity and Capital Resources - Outstanding Credit Facilities and Other Borrowings” above. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See note 24 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
3This liability relates to potential cost of settling the silicosis and TB class actions that were instituted against the Group in South Africa. See
Item 3: “Key Information - Risk Factors - Risks Related to ESG - The cost of occupational health care services and the potential liabilities related to occupational health diseases may increase in future and may be substantial” and note 25 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
4The liability was included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets and Eva
Copper. See note 27 "Contingent consideration" to our consolidated financial statements set forth beginning on page F-1.
Commercial Commitments
The following table provides details regarding our commercial commitments as of 30 June 2025:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months 1 July 2025 to 30 June 2026	12-36 Months 1 July 2026 to 30 June 2028	36-60 Months 1 July 2028 To 30 June 2030	After 60 Months Subsequent 30 June 2030
	(R’millions)	(R’million)	(R’million)	(R’million)	(R’millions)

Guarantees[1] ........................................................	1,296	—	—	—	1,296
Capital commitments[2] .......................................	4,329	4,329	—	—	—
Total commitments expiring by period ......	5,625	4,329	—	—	1,296
1R539 million of these guarantees relate to our environmental and rehabilitation obligations.
2Capital commitments consist only of amounts committed to external suppliers, although a total of R22,791 million has been approved by the board for capital expenditures for the next three years.
See note 36 “Commitments and contingencies” to our consolidated financial statements set forth beginning on page F-1.
Off-balance Sheet Arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

Recent Developments
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -
Developments since 30 June 2025”.
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
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading: “– Delivering profitable ounces - Performance by operation” on pages 46 to 84 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended 30 June 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E. CRITICAL ACCOUNTING ESTIMATES
Not applicable
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“– Harmony – Our leadership” on pages 6 to 7.
of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
B. COMPENSATION
The information set forth under the heading:
•“– Governance – Remuneration report” on pages 202 to 220
of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
C. BOARD PRACTICES
The information set forth under the headings:
•“– Governance – Ethical leadership and sound corporate governance” on pages 186 to 196;
•“– Governance – Board committees” on pages 197 to 201
•“– Governance – Remuneration report” on pages 202 to 220 and
•“– Governance – Audit and risk committee: chairperson’s report” on pages 221 to 224.
of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.

D. EMPLOYEES
The information set forth under the heading:
•“– Social stewardship – An engaged workforce” on pages 154 to 165 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
E. SHARE OWNERSHIP
See note 35 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1.
F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold producer, with no single shareholder exercising control. As of 24 October 2025 our issued share capital consisted of 636 798 966 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
A list of the beneficial holders that hold 5% or more of our securities as at 30 June 2025 is set forth below:

Holder	Number of shares	Percentage

Public Investment Corporation of South Africa .......................................................................	100,527,434	15.84%
African Rainbow Minerals Limited[1] ...........................................................................................	67,665,545	10.66%
Van Eck Associates Corporation ...............................................................................................	54,647,079	8.61%
BlackRock Inc ...............................................................................................................................	34,853,391	5.49%
1 Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited.
The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three years.

	Beneficial ownership as at 30 June 2025
	2025	2024	2023
	%	%	%
Public Investment Corporation of South Africa ...................................................	15.84	14.72	12.68
African Rainbow Minerals Limited .........................................................................	10.66	11.80	12.08
Van Eck Associates Corporation ...........................................................................	8.61	11.92	9.53
BlackRock Inc ...........................................................................................................	5.49	4.08	4.69
B. RELATED PARTY TRANSACTIONS
Between 1 July 2024 and 30 June 2025, none of the directors or major shareholders of Harmony or, to the knowledge of
Harmony, their families, had an interest, directly or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated in note 35 “Related Parties” of our consolidated financial statements, set forth beginning on page F-1. Also see note 16 (b) “Other non-current assets”, note 19 “Investments in associates” and note 20 “Investment in joint operations” of our consolidated financial statements, set forth beginning on page
F-1.
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

Provision for silicosis settlement
At 30 June 2025 and 30 June 2024 a provision of R261 million and R255 million respectively was recognised for
Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. The increase in fiscal 2025 is due to the time value of money accretion (R21 million) and a change in estimate (R2 million). The increase was partially offset by payments of R17 million which were made to the trust overseeing the processing and payment of claims during the year.
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
Dividend Policy
Dividends are proposed by and approved by our board of directors based on our financial performance and compliance with applicable laws, including in respect of the solvency and liquidity test contemplated in the Companies Act. Dividends are recognised when declared by the board. Our board may exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the Group. Our dividend policy is to pay a return of 20% on net free cash generated to shareholders. Under South African law, we may declare and pay dividends from any reserves included in total shareholder’s equity (including share capital and share premium) calculated in accordance with
IFRS, subject to the solvency and liquidity test.
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
“– Certain Material United States Federal Income Tax Considerations – Taxation of Dividends”.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company - History and Development of the Company - Recent Developments -
Developments since 30 June 2025.”
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
The JSE connects buyers and sellers in a variety of financial markets that include equities and equity derivatives, commodity derivatives, currency derivatives and interest rate instruments. It is one of the top 20 exchanges in the world in terms of market capitalisation and a member of the World Federation of Exchanges.
The market capitalisation of the JSE equities index (FTSE/JSE Africa All Shares Index) was R7,188 billion (US$404 billion)
at 30 June 2025. The JSE mining index (FTSE/JSE Precious Metals and Mining Index) market capitalisation was R1,194 billion
(US$67 billion)1 at 30 June 2025, 16.6% of the overall JSE market capitalisation.
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
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2025 Form 20-F.
Voting Rights
There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
C. MATERIAL CONTRACTS
R1.5 Billion Green Term Loan
On 25 May 2022, Harmony and a syndicate of local and international lenders entered into a R1.5 billion six and a half year syndicated green term loan. The R1.5 Billion Green Term Loan matures in November 2028.
Under the terms of the R1.5 Billion Green Term Loan, funds borrowed must be used in respect of "eligible green projects", which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R1.5 Billion Green Term Loan bears interest at 2.65% over the three-month JIBAR.
Harmony was permitted to draw down on the R1.5 Billion Green Term Loan commencing after November 2022. As at
30 June 2025, R176 million was drawn and outstanding on the facility.
US$400 Million Syndicated Facility
On 25 May 2022, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank
Limited and ABSA Bank Limited, concluded the US$400 Million Syndicated Facility comprising a US$100 million term facility and a US$300 million revolving credit facility. The US$400 Million Syndicated Facility matures in May 2027.
Under the terms of the US$400 Million Syndicated Facility funds borrowed must be used (i) in repayment of the September
2019 US$400 million three-year syndicated term loan and revolving credit facility and (ii) for exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of
South Africa.
The US$100 million term loan facility bears interest of 2.85% over the three-month SOFR; the US$300 million revolving credit facility bears interest of 2.7% over the three month SOFR. The US$400 Million Syndicated Facility is unsecured.
During fiscal 2025, no drawdowns were made on the US$400 Million Syndicated Facility. US$100 million (R1,775 million)
remained outstanding as at 30 June 2025
R2.5 Billion Syndicated Revolving Credit Facility
On 25 May 2022, Harmony and a syndicate of local and international lenders entered the R2.5 Billion Syndicated
Revolving Credit Facility. The R2.5 Billion Syndicated Revolving Credit Facility matures in May 2027.
Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility, funds borrowed must be used (i) in repayment of the November 2018 R2 billion four-year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group.
The R2.5 Billion Syndicated Revolving Credit Facility bears interest at 2.40% over the three-month JIBAR. The R2.5 Billion
Syndicated Revolving Credit Facility is unsecured.
As at 30 June 2025, the total R2.5 billion was available under the R2.5 Billion Syndicated Revolving Credit Facility.

US$1.25 Billion Bridge Facility
On 26 June 2025, Harmony and its wholly-owned Australian subsidiary HGA entered into the US$1.25 Billion Bridge
Facility to finance the acquisition of MAC and related costs. The US$1.25 Billion Bridge Facility comprises a US$250 million term facility and a US$1 billion term facility.
The facility bears interest at the following rates: 2.0% over SOFR first 6 months starting 26 May, 2.8% over SOFR next 6 months starting 26 November 2025 and 4.0% over SOFR last 6 months starting 26 May 2026.
The maturity date of the facility is 25 June 2026, but harmony has a six month extension option that could be exercised in the future. The US$1.25 Billion Bridge Facility is unsecured.
The equity-settled Katleho ya Moruo Employee Share Ownership Plan (Katleho ya Moruo ESOP)
Following the expiration of the Sisonke Employee Share Ownership Plan (''ESOP'') in 2022, Harmony approved the establishment of the Katleho ya Moruo ESOP in January 2024. The scheme aims to continue facilitating beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares to:
•Facilitate economic empowerment of Harmony’s employees;
•Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony; and
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.
The shares were issued to the Harmony ESOP Trust (the ''Trust'') on 31 January 2024. Each beneficiary under the scheme was awarded 360 Participation Units (''PU'') if they qualified for the scheme upon its formation or within six months of the formation thereof. Thereafter, qualifying employees will be awarded PU on a pro-rata basis in line with the scheme rules.
The PU will vest after a service period of five years commencing on 4 April 2024. The Katleho ya Moruo ESOP is equity-settled.
MAC Acquisition
Implementation Deed
On 27 May 2025, Harmony and MAC, together with certain subsidiaries, entered into a definitive arrangement by which
Harmony would acquire all outstanding common shares in the capital of MAC for cash consideration of US$12.25 per share (the
“Transaction”). The Transaction would be implemented by way of a Jersey court-approved scheme of arrangement (the
“Scheme”) pursuant to a scheme implementation deed entered into among Harmony, MAC and certain subsidiaries, dated 27
May 2025 (the “Implementation Deed”). Outstanding MAC equity awards will be cancelled for cash; MAC warrants are to be cancelled pursuant to a separate warrant cancellation deed. The total consideration for the transaction is US$1.01 billion
(approximately R17.90 billion as at 30 June 2025). The Board of Directors of MAC (“MAC Board”) unanimously approved the
Transaction and recommended to MAC shareholders that they vote in favour of the Transaction.
Completion of the Scheme is subject to customary conditions, including MAC shareholder approval, sanction by the Royal
Court of Jersey, specified regulatory approvals (including SARB and Australian approvals), absence of restraints or material adverse change, counterpart consents/waivers in respect of specified stream, royalty and contingent payment arrangements, and cancellation of MAC warrants. The Scheme is not subject to financing or due diligence conditions. The Implementation
Deed includes customary deal-protection provisions (no-shop and no-talk, subject to customary fiduciary exceptions, notification and matching right in favour of Harmony), a break fee of US$23.6 million payable to Harmony in certain circumstances, including where MAC has accepted and implemented a competing proposal, and a reverse break fee equal to 50% of the break fee payable to MAC in specified circumstances.
Either party may terminate if the Scheme has not become effective by 31 January 2026, among other termination rights
(including Harmony’s right to terminate if any MAC director fails to recommend the Scheme or the MAC Board determines that a competing proposal is a superior proposal, or in any circumstances, MAC becomes obligated to pursue, give effect to and/or implement a competing proposal). The Implementation Deed contains customary guarantee and indemnity provisions in favour of MAC under which, Harmony unconditionally and irrevocably guarantees due and punctual performance of Harmony’s obligations under the Implementation Deed and indemnifies MAC against all loss, actions, proceedings and judgements arising from any default or delay in the due and punctual performance of Harmony’s obligations under the Implementation Deed and the
Scheme.
The Implementation Deed is governed by the law of Western Australia and provides for Western Australian courts’
jurisdiction, with matters relating to the Scheme subject to the Royal Court of Jersey. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Implementation Deed, which is filed as an exhibit to this this report on Form 20-F.
On 24 October 2025 all conditions were satisfied and the Scheme became effective. See Item 4 “History and Development of the Company - Recent Developments - Developments since 30 June 2025”.
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
A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorised dealers.
These comments relate to exchange controls in force at 30 June 2025. These controls are subject to change at any time
(including retrospectively), however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South
African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.
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

ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or (b) who is not the beneficial recipient of the dividends, or (c) who are not resident but where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United
States of America signed on 17 February 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). The Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation in the case of treaties South Africa assigned to the Multilateral Instruments on 1 January 2023.
Dividends
With effect from 1 April 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends effectively borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from 22 February
2017 (previously 15%). Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulated intermediary, as the case may be, as a withholding agent. Dividends Tax is not payable to the extent that the recipient is, amongst others, a South African resident company that has provided the relevant declaration and undertaking to the company declaring and paying the dividend.
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
It is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person. Residents of the US can make use of the lower rate as provided for in the US
Treaty if the relevant declaration and undertaking are provided to Harmony or the regulated intermediary beforehand. The declaration and undertaking should be renewed after a five-year period effective from 1 July 2020. No time limitation imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South
Africa and the Government of the US to improve International Tax Compliance and to Implement the US Foreign Account Tax
Compliance Act.
Capital Gains Tax
Capital Gains Tax (“CGT”) was introduced in South Africa with effect from 1 October 2001. In the case of an individual,
40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from 1 March 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing 1 March 2016 of such gain is included in its taxable income (effectively a rate of 22.4% previously and currently 21.6% for years of assessments ending on or after 31
March 2023 for a corporate entity and 36% for a trust). The conduit principle that enabled trusts to transfer the tax liability to a beneficiary no longer applies to trusts with foreign beneficiaries and these trusts are taxed in South Africa on the amounts concerned. CGT is only applicable to non-residents if the proceeds from the sale of the shares or ADSs are sourced in South
Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Subject to Article 13 of the US Treaty (as indicated below), income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 27%. This results in the effective CGT rate of a corporate entity being 21.6%. Any gains realised on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.
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
•80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock. This requirement will include rights to variable or fixed payments as consideration for the working of, or the right to work mineral deposits, sources and other natural resources in South Africa; and
•the person directly or indirectly holds at least 20% of the equity shares in the company or ownership or right to ownership of the other entity.
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
Interest
South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from 1 March 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10%
once the US Treaty is renegotiated. US residents can only make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to the company paying the interest. It was recently enacted that the declaration and undertaking should be renewed after a five-year period effective from 1 July 2020. No time limitation is imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South Africa and the Government of the US to improve International Tax Compliance and to Implement the US Foreign
Account Tax Compliance Act.
In terms of the latest amendments to the income tax laws that are effective from 1 January 2026 interest that is incurred by a holder of debt (lender) on a loan that the lender raised to acquire the debt issued by Harmony is only deductible up to the interest accrued in circumstances where the interest is incurred in the income of that person even though that person may not be carrying on a trade.
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
Capitalisation Shares
Capitalisation shares or bonus shares issued to holders of shares in lieu of cash dividends do not constitute dividends and are currently not subject to Dividends Tax. However, these shares have a base cost of zero for income tax purposes.
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
•a corporation (or other entity taxable as a corporation for US federal income tax purposes) organised under the laws of the
United States, any state thereof, or the District of Columbia;
•an estate whose income is subject to US federal income tax regardless of its source; or
•a trust if: (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
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
This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-
to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organisation, person whose “functional currency” is not the US dollar, person liable for alternative minimum tax, person required to accelerate the recognition of any item of gross income with respect to shares or
ADSs as a result of such income being recognised on an applicable financial statement or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed below, any tax reporting obligations of a holder of our ordinary shares.
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
Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will in general not result in the realisation of gain or loss for US federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.
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
For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the Depositary
(in the case of ADSs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.
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
Taxation of a Sale or other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs. Your tax basis in an ordinary share or
ADS will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-
term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under " - Taxation of
Dividends" and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.
Foreign currency received on the sale or other disposition of an ordinary share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency
(including its use to purchase ordinary shares or upon exchange for US dollars) will be US source ordinary income or loss.
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
We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You can obtain access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC’s website (http://
www.sec.gov).
This Harmony 2025 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended 30 June 2025. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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

General
We are exposed to market risks, including credit risk, foreign exchange risk, commodity price risk, other price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, we may enter into derivative financial instruments to manage these exposures. We have policies in areas such as counterparty exposure and hedging practices, which have been approved by our audit and risk committee. We do not hold or issue derivative financial instruments for trading or speculative purposes.
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
During fiscal 2025 and 2024, we designated all of the gold forward sales as well as (from April 2024) gold zero cost collar contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See "- Commodity Price
Sensitivity" below.
Foreign Currency Exchange Risk and Sensitivity
In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily US dollars,
Australian dollars and PNG Kina). In addition, we incur investments and liabilities in US dollars, Australian dollars and PNG Kina from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand or outright forward contracts that fix the forward exchange rate. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. At 30 June 2025, the nominal amount of the zero cost collars is US$226 million spread over a 24-month period with a weighted average cap price of US$1=R20.54 and weighted average floor price of US$1=R18.54. Additionally, at 30 June 2025 Harmony had open foreign exchange forward contracts which had a nominal amount of US$53 million spread over a 12-month period at an average exchange rate of
US$1=R19.98.
Commodity Price Risk and Sensitivity
General
Our revenue is sensitive to the spot price of gold as newly mined gold production is typically sold at the ruling market price of gold, and in the case of Hidden Valley, our revenue is sensitive to the spot price of silver as well. During fiscal 2025 and 2024,
Harmony entered into forward sales to establish the sales price in advance of its future gold production. During April 2024
Harmony introduced gold collar hedging contracts to its derivative programme to hedge the risk of lower gold prices and a new limit for gold hedging was approved by the Board as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward.
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
Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony started entering into derivative contracts to manage the variability in cash flows from the Group’s production, to create cash certainty and protect the Group against lower commodity prices. See Item 5: “Operating and Financial Review and Prospects - Operating
Results - Revenue".
Commodity Sales Agreements
At 30 June 2025, the open Rand gold forward sale contracts amounted to 314,000 ounces spread over 30 months at an average of R1,510,000/kg. The open US$ gold forward contracts amounted to 45,000 ounces spread over 30 months at an average of US$2,468/oz. The open Rand gold zero cost collar contracts amounted to 432,000 ounces at a weighted average floor of R1,757,000/kg and a weighted average cap of R1,996,000/kg spread over 36 months. The open US$ gold zero cost collar contracts amounted to 72,000 ounces spread over 36 months at a weighted average floor of US$2,796/oz and a weighted average cap of US$3,118/oz.
The open US$ silver zero cost collars amounted to 2,480,000 ounces spread over 24 months at a weighted average floor of US$31.22/oz and a weighted average cap of US$35.04/oz.
At 30 June 2024, the open Rand gold forward sale contracts amounted to 638,000 ounces spread over 36 months at an average of R1,373,000/kg. The open US$ gold forward contracts amounted to 75,000 ounces spread over 36 months at an average of US$2,273/oz. The open Rand gold zero cost collar contracts amounted to 170,000 ounces at a weighted average floor of R1,524,000/kg and a weighted average cap of R1,722,000/kg spread over 36 months. The open US$ gold zero cost collar contracts amounted to 31,000 ounces spread over 36 months at a weighted average floor of US$ 2,447/oz and a weighted average cap of US$ 2,721/oz. The open US$ silver zero cost collars amounted to 2,230,000 ounces spread over 24 months at a weighted average floor of US$27.22/oz and a weighted average cap of US$30.20/oz.
Other Price Risk
The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.
Interest Rate Risk
Our interest rate risk arises mainly from borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk.
With inflation rates easing and economies recovering, central banks started to reduce interest rates during the year ended
30 June 2025. The reduced interest rates had a positive impact on Harmony's cost of borrowings compared to the prior year.
The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered outstanding bond yields and this has resulted in a decrease in discount rates.
Credit Risk
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial assets and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).
In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from restricted cash and investments, derivative financial assets and cash and cash equivalents is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings and by assessing the underlying source of where the funds are invested. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.
At 30 June 2025, the national scale investment grade rating of the major South African banks remained unchanged at AA+
and the group's Australian counterparts remained at AA-, which is in line with the group's credit risk policy.
Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.
In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities.
For further information on financial, credit and liquidity risks and sensitivities, see note 37 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
On 7 October 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of The Bank of New York
Mellon as its Depositary for the ADSs evidenced by American Depositary Receipts (“ADRs"). A copy of our form of amended and restated deposit agreement (the “Deposit Agreement”) among the Depositary, owners and beneficial owners of ADSs and
Harmony was filed with the SEC as an exhibit to our Form F-6 filed on 15 August 2024.
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
The principal terms regarding fees and charges that an ADS holder might have to pay, as well as any fee and other payments made by the Depositary to us as part of the Deposit Agreement, are summarised below:
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
During the fiscal year ended 30 June 2025, Harmony received net direct and indirect payments of R58,398,834 from the
Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) and Financial
Director (“FD”), as appropriate, to allow timely decisions regarding required disclosure.
In designing and evaluating our disclosure controls and procedures, our management necessarily is required to apply its judgment. The design of our disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Thus, in designing and evaluating our disclosure controls and procedures, our management, including our CEO and FD, recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired objectives of the disclosure controls and procedures.
As of 30 June 2025, Harmony's management, with the participation of our CEO and FD, carried out an evaluation, pursuant to
Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures” (as defined in
Rule 13a-15(e) under the Exchange Act).
As part of this evaluation, management identified material weaknesses in our internal control over financial reporting, as further described below in “Management’s Annual Report on Internal Control over Financial Reporting.”
Based on the identification of material weaknesses in our internal control over financial reporting, our management, including the CEO and FD, concluded that our disclosure controls and procedures were ineffective as of 30 June 2025.
Notwithstanding such material weaknesses in internal control over financial reporting, our management, including our CEO and
FD, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with IFRS as issued by the
IASB.
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
Harmony’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
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

Management assessed the effectiveness of Harmony's internal control over financial reporting as of 30 June 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission in "Internal Control – Integrated Framework (2013)".
Based on this evaluation, our management has concluded that, as of 30 June 2025, the Company’s internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting in the areas described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management identified a material weakness in our internal control over financial reporting due to the fact that we did not design control activities to adequately address identified risks or operate at a sufficient level of precision, that would identify material misstatements to our consolidated financial statements.
This material weakness contributed to the following additional material weaknesses:
•Inadequate and insufficient evidence of review (including the precision of the review) of Management Review Controls
(“MRCs”) as well as controls that contain an element of review. MRCs are the reviews conducted by management of estimates and other kinds of information for reasonableness.
•Inadequate and insufficient evidence of the procedures performed to verify the completeness and accuracy of Information
Produced by the Entity (“IPE”) used in the execution of controls. IPE is any information that is produced internally by a company and provided as evidence supporting controls of such company.
•Ineffective information technology general controls (“ITGCs”) in the areas of user access, change-management and IT operations, over certain IT systems that support the Company’s financial reporting processes. Automated and manual business process controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted to the extent that they rely upon information and configurations from the affected IT systems.
The MRC, IPE and ITGC material weaknesses arose because of the aggregation of numerous individual control deficiencies, which impacted multiple significant accounts and business processes and as a result, there is a reasonable possibility that a material misstatement in our consolidated financial statements would not have been prevented or detected on a timely basis, if such a misstatement had in fact occurred. These control deficiencies did not result in identified material misstatements in our consolidated financial statements presented in this annual report on Form 20-F.
Our management, under the oversight of the Audit and Risk Committee, has begun to implement a remediation plan to address the material weaknesses. The key components of our plan include:
•Reassessing our Sarbanes-Oxley Act controls: We are actively reassessing our Sarbanes-Oxley Act processes to improve the identification of the appropriate controls to respond to the matters we have identified, as described above, to improve the evidence prepared and retained for key controls to ensure it meets the necessary standards, include formal IPE considerations and are executed and documented at the appropriate level of precision. This includes the development of standardised review templates and checklists.
•Defining and commencing implementation of a plan to remediate ITGCs, regarding access management, change management and IT operations.
•Training: We will develop and deploy training for personnel responsible for the operation of MRCs and controls dependent on IPE. This training will focus on enhancing such personnel’s understanding of internal control over financial reporting, including documentation standards and preparation of the appropriate evidence of review, in particular as related to MRCs, and IPE procedures performed.
The Company’s management believes that the measures above, as well as other measures that may be implemented, will remediate the material weaknesses. However, the material weaknesses will not be considered remediated until the remediation plan has been implemented to a sufficient degree for management to conclude, through testing, that the controls are designed, implemented and operating effectively to provide reasonable assurance that a material misstatement to the consolidated financial statements would be prevented, or detected and corrected. Management will continue to monitor the effectiveness of the remedial measures in their future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures and will make necessary changes to the design of the remedial plan and take other actions that is deemed appropriate given the circumstances.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young Incorporated, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of Harmony’s internal control over financial reporting as of 30 June 2025.
See – Annual Financial Report – Report of independent registered public accounting firm.
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in our internal control over financial reporting during the period ended 30 June 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the remediation activities described above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. Martin Prinsloo, independent non-executive chairman of the audit and risk committee, is regarded as being the
Company’s “audit committee financial expert” as defined by the rules of the SEC.
In addition, the audit and risk committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the audit and risk committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Mr. Prinsloo, to act effectively in the fulfilment of their tasks and responsibilities required under the Sarbanes-Oxley Act.
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“- Governance – Ethical leadership and sound corporate governance” on pages 186 to 196 of the Integrated Annual Report for the 20-F 2025 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PwC resigned as independent principal accountant of the Group on conclusion of its responsibilities relating to the
30 June 2023 financial year audit. This after having served as Harmony’s independent principal accountant for the one financial year ended 30 June 2023, of which audited financial statements appear in this annual report on Form 20-F. EY was appointed as the Company’s independent principal accountant for the financial years ending 30 June 2025 and 30 June 2024.
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended 30 June 2024 ....................................................................................................	Rand	55 million
Fiscal year ended 30 June 2025 ....................................................................................................	Rand	72 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended 30 June 2024 ....................................................................................................	Rand	8 million
Fiscal year ended 30 June 2025 ....................................................................................................	Rand	8 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended 30 June 2024 ....................................................................................................	Rand	—
Fiscal year ended 30 June 2025 ....................................................................................................	Rand	—
Not applicable
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended 30 June 2024 ....................................................................................................	Rand	—
Fiscal year ended 30 June 2025 ....................................................................................................	Rand	—
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
All-in sustaining costs: all-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: LED expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including OCD expenditure and rehabilitation accretion and amortisation for continuing operations. Depreciation costs are excluded. All-in sustaining costs per ounce and per kilogram are attributable all-in sustaining costs divided by attributable ounces or kilograms of gold sold.
Auriferous: a substance that contains gold ("Au").
Beneficiation: the process of adding value to gold products by transforming gold bullion into fabricated gold products.
By-products: Any products emanating from the core process of producing gold, including silver and uranium in South Africa and copper, silver and molybdenum in Papua New Guinea.

Carbon in leach ("CIL"): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. Granules are separated from the slurry and treated to remove the gold.
Carbon in pulp ("CIP"): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon.
Granules are separated from the slurry and treated to remove gold.
Carbon in solution ("CIS"): a process similar to CIP except that the gold, which has been leached by the cyanide into solution, is separated by the process of filtration (solid/liquid separation). The solution is then pumped through six stages where the solution comes into contact with the activated carbon granules.
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
Dilution: unmineralised rock that is by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.
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
Exploration: activities associated with ascertaining the existence, location, extent or quality of mineralised material, including economic and technical evaluations of mineralised material.
Fabricated gold: gold on which work has been performed to turn it into a product, such as jewellery, which differs from a pure investment product, such as a gold bullion bar.
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
Measures: conversion factors from metric units to US units are provided below.

Metric unit		US equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometre	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimetre	= 1 cm	= 0.3937 inches
1 millimetre	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47105 acres
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
Mineralisation: the presence of a target mineral in a mass of host rock.
Mineralised material: a mineralised body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
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
Mineral Resource: a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.
Modifying factors: the factors that a qualified person must apply to Indicated and Measured Mineral Resources and then evaluate to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Open-pit/Opencast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
Ore: a mixture of mineralised material from which at least one of the contained minerals can be mined and processed at an economic profit.
Ore grade: the average amount of gold contained in a ton of gold bearing ore expressed in ounces per ton or grams per tonne.
Orebody: a well-defined mass of mineralised material of sufficient mineral content to make extraction economically viable.
Ounce: one Troy ounce, which equals 31.1035 grams.

Overburden: the soil and rock that must be removed to expose an ore deposit.
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
Prospect: an area of land with insufficient data available on the mineralisation to determine if it is economically recoverable, but warranting further investigation.
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
Pyrite: a brassy-coloured mineral of iron sulphide (compound of iron and sulphur).
Qualified Person: (i) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant and (ii) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Quartz: a mineral compound of silicon and oxygen.
Recovery grade: the actual grade of ore realised after the mining and treatment process.
Reef: a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.
Refining: the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Rehabilitation: the process of restoring mined land to a condition approximating its original state.
Sampling: taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
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
Sulphide: a mineral characterised by the linkages of sulphur with a metal or semi-metal, such as pyrite, FeS.
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
Waste rock: the non-mineralised rock and/or rock that generally cannot be mined economically that is hoisted to the surface for disposal on the surface normally close to the shaft on an allocated dump.
Yield: the actual grade of ore realised after the mining and treatment process.
Zinc precipitation: a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

CERTAIN ABBREVIATIONS

Ag ..........................................................................................................	Silver
Au ..........................................................................................................	Gold
b .............................................................................................................	Barrs
Bi ...........................................................................................................	Bismuth
cm..........................................................................................................	Centimetre
cmg/t .....................................................................................................	Centimetre-grams per metric tonne
Cu ..........................................................................................................	Copper
dmt ........................................................................................................	Dry metric tonne
Fe ..........................................................................................................	Iron
g .............................................................................................................	Gram
g/t ..........................................................................................................	Grams per metric tonne
ha ..........................................................................................................	Hectare
kg ...........................................................................................................	Kilogram
kg/t ........................................................................................................	Kilogram per metric tonne
km..........................................................................................................	Kilometre
km2 ........................................................................................................	Square kilometre
koz .........................................................................................................	Thousand troy ounces
ktpm ......................................................................................................	Thousand kilograms per month
lb ............................................................................................................	Pound
m............................................................................................................	Meter
M............................................................................................................	Million
mm ........................................................................................................	Millimetre
Moz .......................................................................................................	Million troy ounces
Mt ..........................................................................................................	Million metric tonnes
Mtpa ......................................................................................................	Million metric tonnes per annum
Ni ...........................................................................................................	Nickel
oz ...........................................................................................................	Troy ounce
oz/kg .....................................................................................................	Ounce per kilogram
ppm .......................................................................................................	Parts per million
Pb ..........................................................................................................	Lead
R/kg .......................................................................................................	South African Rand per kilogram
R/t ..........................................................................................................	South African Rand per tonne
t ..............................................................................................................	Metric tonne
t/m3 ........................................................................................................	Metric tonne per cubic meter
U ............................................................................................................	Uranium
US$/oz ..................................................................................................	United States dollars per troy ounce
Zn ..........................................................................................................	Zinc
ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J: INSIDER TRADING POLICIES
Harmony has adopted a formal Insider Trading Policy that governs the purchase, sale, and other dealings in the
Company’s securities by directors, prescribed officers, company secretaries, employees involved in financial reporting, and other designated insiders. The policy is designed to promote compliance with the South African Financial Markets Act, 2012, and the JSE Listings Requirements.
The policy prohibits trading in Harmony securities while in possession of material non-public information and includes provisions to prevent the unlawful disclosure of such information. It also requires pre-clearance of trades by directors and prescribed officers and imposes mandatory blackout periods around the release of financial results and other sensitive corporate events.
The policy is communicated to all relevant employees and is enforced through internal compliance procedures, including training, monitoring, and disciplinary measures for violations.

Differences from US. Domestic Issuer Practices
While Harmony’s insider trading policy is broadly aligned with the principles underlying US securities laws, there are several notable differences:

Aspect	Harmony Gold (South Africa)	Typical US Practice
Legal Framework	Financial Markets Act ("FMA") and JSE Listings Requirements	US Securities Exchange Act of 1934, as amended and SEC Rule 10b-5 thereunder
Blackout Periods	From end of reporting period until results are published; during cautionary announcements	Typically 30 days before earnings release until 2 days after
Pre-Clearance Requirements	Required for directors, prescribed officers, company secretary, and major subsidiary directors	Applies to Section 16 officers and key employees
Scope of Covered Persons	Includes associates, family members, controlled entities, and investment managers	Generally includes officers, directors, and certain employees; associates less emphasised
Policy Filing	Not filed with regulators; disclosed in narrative form	Often filed or referenced in proxy statements or on an annual report on Form 10-K
Disclosure of Trades	Within 3 business days to company secretary; public disclosure via SENS within 24 hours	Typically within 2 business days via Form 4 or Form 5 filings with the SEC
Enforcement Mechanism	Internal compliance and disciplinary action under South African labour law; criminal penalties	Internal compliance plus SEC enforcement and civil penalties
Notification to Associates	Formal written notification required; disclosure obligations imposed	Not commonly required in US policies
Validity of Clearance to Trade	Valid for 5 business days unless within a closed period	Typically valid until next blackout period or material event
ITEM 16K: CYBERSECURITY
Risk Management and Strategy
See “Integrated Annual Report for the 20-F 2025 – Harmony – Operating context" on pages 16 to 25.
Harmony’s cybersecurity governance employs a comprehensive and integrated approach to risk management, engaging both internal teams and third-party service providers. Harmony has established protocols for continuous monitoring and proactive management of cybersecurity threats through daily and weekly meetings and continuous interactions with its 24X7 outsourced Security Operations Centre (“SOC”). The SOC regularly engages with Harmony’s internal cybersecurity team to address identified threats and vulnerabilities.
Harmony’s strategy includes monthly cross-departmental management meetings where cyber risk is discussed. External penetration tests and internal phishing simulations are conducted bi-annually to evaluate and enhance incident response capabilities and employee awareness. Cyber incident response plans are documented including detailed playbooks designed to enable timely response and recovery in the event of a cyber incident. Cybersecurity processes are fully integrated into
Harmony's broader enterprise risk management system.
The continuous engagement between Harmony’s internal cybersecurity team, technology stakeholders, and the SOC underscores Harmony’s comprehensive approach to risk assessment and mitigation. The head of the department for cybersecurity (''Manager: CyberSecurity''), meets with the Group Chief Technology and Information Officer (“GCTIO”) on a
weekly basis. In addition, quarterly Technology and Information Systems Steering Committee meetings including representatives from Group Internal Audit, Enterprise Risk Management, Security, Operations, Safety, and Compliance.
Harmony routinely engages third parties in its cybersecurity operations. These engagements include:
•Consulting with external experts to provide specialized cybersecurity services, including penetration testing.
•Utilising an internal training platform to deliver and monitor cyber awareness training modules ensuring employees remain current on best practices.
•Collaborating with operational technology to address specific cybersecurity challenges in operational environments; and
•Outsourcing its ’s SOC to a managed service provided that operates continuously, providing round-the-clock monitoring and response to cybersecurity threats.
•Periodic reviews are also conducted by Group Internal Audit using the National Institute of Standards and Technology framework (''NIST framework") and the Center for Internet Security Framework ("CIS framework") as benchmarks to assess cybersecurity readiness.

Harmony engages with vendors that have access to the its network, requiring their compliance with Harmony's
Cybersecurity Awareness Training mandate. This initiative emphasizes completion of training campaigns and awareness of key cyber risks, such as phishing. Harmony has also introduced a process to include cybersecurity clauses in all new vendor contracts to ensure service level agreements, roles and responsibilities for managing cyber threats are clearly defined. For existing contracts , these clauses are incorporated upon amendment or renewal. This initiative is part of a broader effort to embed Harmony’s cybersecurity standards into all third-party relationships.
Governance
Harmony has established governance procedures to manage cybersecurity threats. Senior management , including the
GCTIO, the Manager: Cybersecurity and various management committees,such as the Enterprise Architecture, Change/Project
Delivery, and Technology Steering Committees, are responsible for assessing cybersecurity risks and formulating mitigation strategies. These forums align with the Group Technology Strategy to ensure a coordinated and consistent approach.
The GCTIO is accountable for Harmony’s technology and information functions, while the Manager: Cybersecurity leads the cybersecurity strategy and related initiatives. Harmony also engages external legal counsel to provide specialised advice on cybersecurity compliance and risk management. This combination of internal and external expertise ensures proactive oversight and continuous improvement of the cybersecurity framework.
Structured reporting and communication processes ensure that management remains informed on cybersecurity matters, including threat prevention, detection, mitigation and remediation. The Manager: Cybersecurity provides . regular updates to the
GCTIO during weekly one-on-one meetings and monthly Group Technology Management Committee sessions. This structured communication flow enables the GCTIO to provide updates to the Executive Committee and the Audit and Risk Committee.
Group Enterprise Risk Management and Group Internal Audit have incorporated cybersecurity within their mandates, reinforcing its importance across the organisation. Representatives from Group Internal Audit, Group Risk Management,
Security and Compliance participate in quarterly Technology and Information Steering Committee meetings. From a disclosure perspective, the Executive Committee assesses the materiality of reported cybersecurity incidents in accordance with applicable disclosure standards.
Key Cybersecurity Personnel
Dr Hendrik Kotze – Group CTIO
B Com (Commercial Computer Science) - University of Pretoria
MBA International Business
Doctor of Philosophy – Kairos University, USA
The Group CIO is responsible for managing the entire technology infrastructure of Harmony, including hardware, software, networks, and data centres, ensuring that these systems are reliable, secure, and scalable to meet the organisation's evolving needs.
Stanley Pautz – Manager: Cybersecurity
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
Harmony has established mechanisms to ensure that both the Board of Directors and the Audit and Risk Committee are
regularly informed of cybersecurity threats and the measures taken to address them. The GCTIO, supported by the Manager:
Cybersecurity, provides regular updates to these bodies, including discussions of material cybersecurity incidents, vulnerabilities, defences, and planned response strategies.
The GCTIO attends Audit and Risk Committee meetings and reports back any feedback or recommendations to management. Together, the GCTIO and the Manager: Cybersecurity ensure that material cyber risks are appropriately escalated to the Board via the Audit and Risk Committee. Additionally, the Chief Audit Executive, whose mandate includes cybersecurity, maintains a direct reporting line to both the Audit and Risk Committee and the Chairperson of the Board, providing multiple channels for oversight and assurance.

As of the date hereof, Harmony is not aware of any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect its business strategy, results of operations or financial condition. Harmony continually assesses and monitors threats and vulnerabilities.
For further discussion of cybersecurity risks that may materially affect Harmony's business, financial condition, results of operations, cash flows, ability to pay dividends and stock price, “Item 3D: Risk Factors—Other Regulatory and Legal Risks -
Breaches in our IT security processes and violations of data protection laws may adversely impact our business activities and lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage our reputation'' of this Form
20-F.
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of Ernst & Young Inc., Johannesburg, Republic of
South Africa (PCAOB ID No. 1698) and the report of PricewaterhouseCoopers Inc., Johannesburg, Republic of South Africa
(PCAOB ID No. 1308), are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the Harmony 2025
Form 20-F:
•Index to Financial Statements;
•Reports of Independent Registered Public Accounting Firms; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1
Amended Memorandum of Incorporation of Harmony dated 1 February 2018 (incorporated by reference to Harmony’s annual report for the fiscal year ended 30 June 2019 filed on 24 October 2019)
https://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit1amendedmoi.htm

2.1	Notice of annual general meeting dated 24 October 2025 to be held on 26 November 2025 (filed herewith)
2.2
Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of 7 October 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2011, filed on 24 October 2011) https://www.sec.gov/Archives/edgar/
data/1023514/000119312511278584/d242812dex22.htm

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2011, filed on 24 October 2011) https://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/
d242812dex22.htm

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated 16 February 2009 (incorporated by reference to Harmony’s Annual
Report on Form 20-F for the fiscal year ended 30 June 2009, filed on 26 October 2009) https://www.sec.gov/Archives/edgar/
data/1023514/000095012309053204/u07679exv4w25.htm

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
(as Original Hedge Provider) and Citibank N.A., London branch (as Original Hedge Provider).
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October
2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

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
(as Original Hedge Provider) and Citibank N.A., London branch (as Original Hedge Provider).
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October
2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

4.4
Revolving USD Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The
Financial Institutions Listed In Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division)
(as Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/
revolvingusdfacilityagreem.htm

4.5
Term Facility A Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial
Institutions Listed in Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Facility
Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31
October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/termfacilityaagreement_exe.htm

4.6
Term Facility B Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial
Institutions Listed in Schedule 1 and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as
Sustainability Coordinator) and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Sustainability
Agent, Sustainability Coordinator and Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/
data/1023514/000162828022027359/termfacilitybagreement_exe.htm

4.7
Wafi-Golpu Joint Venture Agreement, dated 22 May 2008 between Wafi Mining Limited, Newcrest PNG 2 Limited and Wafi-Golpu
Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2017, filed on 26 October 2017) https://www.sec.gov/Archives/edgar/data/1023514/000162828017010249/exhibit439wafi-golpujointv.htm

4.8
Harmony Gold Mining Company Limited Deferred Share Plan 2018 Scheme Rules (incorporated by reference to Harmony’s Annual
Report on Form 20-F for the fiscal year ended 30 June 2019, filed on 24 October 2019)
https://www.sec.gov/Archives/edgar/data/1023514/000162828019012525/exhibit452deferredsharepla.htm

4.9
ARM - BBEE Loan Agreement, dated 28 June 2021, entered between Harmony Gold Mining Limited and the trustees for the time being of ARM - Broad Based Economy Empowerment Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2021, filed on 29 October 2021)
https://www.sec.gov/Archives/edgar/data/1023514/000162828021020809/exhibit418hmyloanagreement.htm

4.10
Share sale deed, dated 6 October 2022 entered into between Copper Mountain Mining Corporation (Seller), Harmony Gold
(Australia) Pty Limited (Buyer) and Harmony Gold Mining Company Limited (Buyer's Guarantor) (incorporated by reference to
Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2023, filed on 31 October 2023) https://www.sec.gov/
Archives/edgar/data/1023514/000162828023035632/sharesaledeed.htm

4.11
Harmony ESOP trust subscription and contribution agreement (filed herewith) (incorporated by reference to Harmony’s Annual
Report on Form 20-F for the fiscal year ended June 30, 2024, filed on October 31, 2024) https://www.sec.gov/Archives/edgar/
data/1023514/000162828024044479/harmonyesoptrustagreemen.htm

4.12
Consolidated Scheme Implementation Documents – 27 May 2025. Includes the Scheme Implementation Deed, Implementation
Deed, and Side Letter – collectively entered into by MAC Copper Limited, Harmony Gold (Australia) Pty Limited, and Harmony
Gold Mining Company Limited, (filed herewith)

4.13
The Syndicated Facilities Agreement, dated 26 June 2025, among Harmony Gold Mining Company Limited, Harmony Gold
(Australia) Pty Limited, Citibank N.A., London Branch, J.P. Morgan Securities Plc, Macquarie Bank Limited, Absa Bank Limited
(acting through its Corporate and Investment Banking division), FirstRand Bank Limited (acting through its Rand Merchant Bank division), Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division, J.P. Morgan SE and others relating to a US$250,000,000 dollar term bridge loan facility and a US$1,000,000,000 dollar term bridge loan facility (filed herewith)

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (filed herewith)
†12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
††15.1	Integrated Annual Report for the 20-F 2025 dated 31 October 2025 (filed herewith)
15.2
Letter from PricewaterhouseCoopers Inc. to the Securities and Exchange Commission regarding a change in registrant's certifying accountant https://www.sec.gov/Archives/edgar/data/1023514/000162828023035632/changeinauditors.htm

96.1
Technical Report Summary of the Mineral Resources and Mineral Reserves for Target Gold Mine, Free State Province, South
Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31
October 2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/trgt-sxk1300trs2024.htm

96.2
Technical Report Summary of the Mineral Resources and Mineral Reserves for Joel Mine, Free State Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October
2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/joel-sxk1300trs2022.htm

96.3
Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State
Province, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June
2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/
freestatesurfaceoperations.htm

96.4
Technical Report Summary of the Mineral Resources and Mineral Reserves for Moab Khotsong Operations, Free State Province,
South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on
31 October 2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/moabkhotsongs-k1300trs2024.htm

96.5
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mponeng Mine, Carletonville, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31 October
2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/mponeng-sxk1300trs2024.htm

96.6
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kalgold Mine, North West Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31 October
2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/kalgold-sxk1300trs2024.htm

96.7
Technical Report Summary of the Mineral Resources and Mineral Reserves for Mine Waste Solutions (MWS) and West Wits
Operations, North West and Gauteng Provinces, South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-
F for the fiscal year ended 30 June 2024, filed on 31 October 2024) https://www.sec.gov/Archives/edgar/
data/1023514/000162828024044479/mws-sxk1300trs2024.htm

96.8
Technical Report Summary of the Mineral Resources and Mineral Reserves for Kusasalethu Mine, Gauteng Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October
2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/kusasalethu-sxk1300trs2022.htm

96.9
Technical Report Summary of the Mineral Resources and Mineral Reserves for Doornkop Mine Gauteng Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31 October
2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/doornkop-sxk1300trs2024.htm

96.10
Technical Report Summary of the Mineral Resources and Mineral Reserves for Hidden Valley Mine, Morobe Province, Papua New
Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31
October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/hiddenvalley-sxk1300trs2022.htm

96.11
Technical Report Summary of the Mineral Resources and Mineral Reserves for Wafi-Golpu Project, Morobe Province, Papua New
Guinea (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31
October 2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/wafi-golpuxsxk1300trs2024.htm

96.12
Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31 October
2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/tshepongnorthtshepong-sxk1.htm

96.13
Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong South, Free State Province, South Africa
(incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2024, filed on 31 October
2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/tshepongsouthphakisas-k130.htm

96.14	Technical Report Summary of the Eva Copper Project, North West Queensland, Australia (filed herewith)
97.1	Executive Compensation Recovery Policy (filed herewith)
99.1	Consolidated Financial Statements 2025 dated 31 October 2025 (filed herewith)
†This certification will not be deemed “filed” for purposes of Section 18 of the of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the
Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
††Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2025 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual
Report for the 20-F 2025 is not deemed to be filed as part of Harmony 2025 Form 20-F.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
S-1

SIGNATURES
Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorised.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Beyers Nel
Beyers Nel
Chief Executive Officer
Date: 31 October 2025