Form 20-F
period 2026-06-30
HARMONY GOLD MINING CO LTD
filed 2026-10-30
CIK 1023514

As filed with the Securities and Exchange Commission on 30 October 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2026
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
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report was 636,798,966 ordinary shares, with no par value per share

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
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-
T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☑
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☑
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

EXPLANATORY NOTE
This annual report includes a restatement of our consolidated financial statements for the fiscal years ended 30 June 2025 and 30 June 2024, which were included in our annual reports on Form 20-F for the fiscal years ended 30 June 2025 and
30 June 2024, filed with the U.S. Securities and Exchange Commission, or the SEC, on 31 October 2025 and 31 October 2024,
respectively. The restatement relates to the correction of errors. The first error related to the misstated alignment in algorithm parameters in the mine planning and scheduling programme used at the Tshepong North, Tshepong South and Doornkop operations, which affected the information used in the calculation of unit-of-production depreciation and related deferred taxation, while the second error relates to the timing of recognition of payroll provisions and accruals.
Investors and other readers should rely only on the financial information and other related disclosures regarding the fiscal year ended 30 June 2025 and 30 June 2024 in this annual report and in any future filings with the SEC (as applicable) and should not rely on any previously issued or filed reports, press releases, presentations or similar communications containing financial information and related disclosures regarding those reporting periods.
Accordingly, management has restated the group balance sheet, group income statement, group statement of comprehensive income and group statement of changes in shareholders' equity for the fiscal years ended 30 June 2025 and
30 June 2024. The restatement had no impact on the group cash flow statement. However, the note reconciling cash generated by operations has been updated to reflect the restated amounts for depreciation and movements in working capital relating to trade and other payables.
As a result of the errors described above and the related restatement, management has identified a material weakness in the Company’s internal control over financial reporting. In addition, management identified three other material weaknesses in the Company’s internal control over financial reporting. Accordingly, management has concluded that the Company’s internal control over financial reporting was not effective as of 30 June 2026 and that its disclosure controls and procedures were likewise not effective as of 30 June 2026. Management has developed remediation plans to address each of the identified material weaknesses.
See Note 38 "Restatement of comparative information" to the consolidated financial statements set forth beginning on page F-1 for details regarding the nature and impact of the identified errors and related restatement. See Item 15 "Controls and
Procedures” for further information regarding the identified material weaknesses and the remediation measures implemented, or being implemented, to address those material weaknesses.
- i -

This document comprises the annual report on Form 20-F for the year ended 30 June 2026 (“Harmony 2026 Form 20-F”)
of Harmony Gold Mining Company Limited (“Harmony” or the “Company”; together with its subsidiaries, the "Group"). Certain of the information in Harmony's 2026 suite of reports, including from its Integrated report 2026 as well as the Sustainability report 2026, included in Exhibit 15.1 (“Integrated Annual Report for the 20-F 2026”) is incorporated by reference into the
Harmony 2026 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Securities Exchange
Act of 1934, as amended (the “Exchange Act”). With the exception of the items so specified, the Integrated Annual Report for the 20-F 2026 is not deemed to be filed as part of the Harmony 2026 Form 20-F. References to the "Securities Act" are to the
Securities Act of 1933, as amended. References to the "Sarbanes-Oxley Act" are to the Sarbanes-Oxley Act of 2002.
Only (i) the information included in the Harmony 2026 Form 20-F, (ii) the information in the Integrated Annual Report for the
20-F 2026 that is expressly incorporated by reference in the Harmony 2026 Form 20-F and (iii) the exhibits to the Harmony 2026
Form 20-F that are required to be filed pursuant to the Form 20-F (the “Exhibits”), shall be deemed to be filed with the
Securities and Exchange Commission (“SEC”) for any purpose. Any information in the Integrated Annual Report for the
20-F 2026 which is not referenced in the Harmony 2026 Form 20-F or filed as an Exhibit, shall not be deemed to be so incorporated by reference.
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
- ii -

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
Harmony Gold Mining Company Limited is a corporation organised under the laws of the Republic of South Africa. As used in this Harmony 2026 Form 20-F, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony
Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the term "Papua New Guinea" or
"PNG" refers to the Independent State of Papua New Guinea; the term "Australia" refers to the Commonwealth of Australia; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries, collectively, the “Group”.
In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South
Africa, “A$” and “Australian dollars” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.
Unless otherwise indicated, “t” means metric tonnes; “kt” means thousand metric tonnes; “Mt” means million metric tonnes; “g/t” means grams per metric tonne; “oz” means troy ounces; “koz” means thousand troy ounces; “Moz” means million troy ounces; “lb” means pounds; and “Mlb” means million pounds. References to gold ounces are to troy ounces.
References to a financial year are to the 12-month period ended 30 June of the year indicated.
This annual report contains information concerning our Mineral Reserves. It also contains information concerning our
Mineral Resources. While this annual report has been prepared in accordance with subpart 1300 of Regulation S-K promulgated by the SEC ("Regulation S-K 1300"), estimates of our Mineral Resources and Mineral Reserves are based on assumptions that may prove to be incorrect, including assumptions relating to mining and processing, metallurgical recovery, operating and capital costs, commodity prices, exchange rates, legal and regulatory matters and other modifying factors. See Item 3D: “Key
Information – Risk Factors – Risks Related to Mineral Resources, Mineral Reserves, Growth Projects and Portfolio
Transformation – Mineral Resource and Mineral Reserve estimates may prove inaccurate”.
Certain of our mining properties and projects in South Africa, PNG and Australia are subject to country-, state- or project-
specific laws, regulations, permits, licences, mineral rights, tenure arrangements, royalties, environmental obligations and other conditions. References in this annual report to mining titles, licences, leases, concessions, permits, development agreements and similar rights are to the relevant rights or arrangements applicable to the relevant property and jurisdiction, unless the context otherwise requires.
This annual report contains descriptions of gold and copper mining and the gold and copper mining industries, including descriptions of geological formations and mining processes. We have explained some of these terms in Item 16: "Glossary of
Mining Terms" included in this annual report. This glossary may assist you in understanding these terms. Terms used in relation to a particular mining property should be read together with the disclosure relating to that property and, where applicable, the relevant Technical Report Summary ("TRS").
All references to websites in this annual report are inactive textual reference for information only and information contained in or accessible through any such website does not form a part of this annual report.
PRESENTATION OF FINANCIAL INFORMATION
Harmony is a South African company and the majority of the Group's operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
This annual report includes our consolidated financial statements prepared in accordance with IFRS presented in the functional currency of the Company, being South African Rand. All financial information, except as otherwise noted, is stated in accordance with IFRS.
In this annual report, we also present “cash costs”, “cash costs per ounce”, “cash costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in sustaining costs per kilogram”, "cash operating costs per tonne", "C1 cash costs per tonne" and "adjusted free cash flows", which are non-GAAP measures. An investor should not consider these measures in isolation or as alternatives to production costs, cost of sales, cash generated by operating activities or any other measure of financial performance or liquidity calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram, cash operating costs per tonne, C1 cash costs per tonne and adjusted free cash flows, may vary significantly among gold and copper mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold and copper mining companies. Nevertheless,
Harmony believes that cash costs, cash costs per ounce/kilogram, all-in sustaining costs and all-in sustaining costs per ounce/
kilogram (for gold operations), cash operating costs per tonne and C1 cash costs per tonne (for copper operations) and adjusted free cash flows (for the Group) are useful indicators to investors and management as they provide an indication of efficiency, profitability, cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold and copper mining companies. For further information, see Item 5: “Operating and Financial Review and Prospects – Operating Results –
Key factors affecting our results – Costs" and "– Reconciliation of Non-GAAP Measures”.
We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated assets and liabilities at the spot rate for the day, while the US$ equivalents of income statement line items as well as cash costs and all-in sustaining costs have been translated at the average rate for the year
(R16.89 per US$1.00 for fiscal 2026 and R18.15 per US$1.00 for fiscal 2025). By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.
- iii -

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
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
•overall economic and business conditions in South Africa, PNG, Australia and elsewhere;
•the impact of, and measures taken to address infectious, communicable and other diseases, such as HIV, tuberculosis and silicosis;
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
•increasing regulation of environmental and sustainability matters such as greenhouse gas ("GHG") emission and climate change, and the impact of climate change on our operations;
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
•estimates of reserves, statements regarding future exploration results and the replacement of reserves;
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
•our ability to hire and retain senior management, sufficiently technically skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons ("HDPs") in management positions or sufficient gender diversity in management positions or at board level;
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
- iv -

•court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights;
•our ability to protect our information technology ("IT") and communication systems and the personal data we retain;
•risks related to the failure of internal controls;
•the outcome of pending or future litigation or regulatory proceedings;
•fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South Africa exchange control regulations;
•the adequacy of the Group’s insurance coverage;
•any further downgrade of South Africa's credit rating;
•socio-economic or political instability in South Africa, Australia, PNG and other countries in which we operate;
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
Summary of Risk Factors
Risks Related to Commodity Prices, Cash Flow and Financial Performance
1Our profitability, cash flows, Mineral Reserve estimates and shareholder returns are highly dependent on commodity prices
2Foreign exchange volatility may materially affect margins, earnings and project returns
3Inflationary pressures and escalating input costs may erode profitability and reduce future returns
4Our future growth strategy depends on sustained cash generation, continued access to capital and our ability to service our debt and comply with financial covenants
5Certain factors may affect our ability to support the carrying value of our property, plant and equipment and other assets, resulting in impairments
6Our financial flexibility could be constrained by exchange control regulations in the jurisdictions in which we operate
7Sovereign, political, regulatory and macroeconomic developments in the jurisdictions in which we operate may adversely affect our business
8We are subject to mining taxes, royalties and other regulatory imposts, and to policies and legislation relating to greater state intervention in the mining sector
Risks Related to Operations and Business Resilience
1Safety incidents and loss of life may result in production losses, regulatory intervention and reputational damage
2Exposure to mining-related health hazards may result in occupational disease and significant long-term liabilities and costs
3Infectious disease outbreaks and endemic disease may disrupt our workforce and operations, and increase costs
4Production is dependent on reliable energy supply and increasing energy costs may materially affect profitability
5Water ingress, pumping obligations at adjacent closed mines, flooding and decant risk could interrupt operations and create long-term liabilities
6Infrastructure constraints and ageing infrastructure could adversely affect our operations
7Illegal mining and organised criminal activity pose growing operational and safety risks
8Disruptions in critical supply chains may affect production, project execution and profitability
9Reliance on trackless mobile machinery ("TMM") exposes us to equipment-related production interruptions
10The use of contractors may expose us to delays or suspensions in mining activities and increases in mining costs

11Our insurance coverage may be insufficient or unavailable to cover future losses
Risks Related to People, Labour and Organisational Capability
1Labour instability may materially affect production and costs
2We may be unable to attract and retain the critical skills and organisational capability required to execute our strategy
Risks Related to Mineral Resources, Mineral Reserves, Growth Projects and Portfolio Transformation
1Mineral Resource and Mineral Reserve estimates may prove inaccurate
2Failure to replace depleted Mineral Reserves could undermine long-term production and value creation
3Strategic projects may not achieve expected returns
4Acquisitions, portfolio transformation initiatives and joint ventures may expose Harmony to integration and execution risks
5Intense industry competition and consolidation may adversely affect our ability to acquire assets, equipment and skilled personnel
Risks Related to Climate, Environment and Social Licence
1Climate change presents material physical risks to our operations and long-term value creation
2Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements
3Environmental liabilities, rehabilitation obligations, biodiversity requirements and closure costs may be materially higher than expected
4We may have exposure to rehabilitate groundwater and land pollution, and financial provisioning requirements may require additional provisions
5Our operations depend on water use licences and other environmental authorisations
6A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed deep-sea tailings placement ("DSTP") at Wafi-Golpu could materially adversely affect the project and our business
7Failure to maintain our social licence to operate could affect current and future operations
8We may fail to meet environmental, social and governance ("ESG") performance expectations and published targets, which could affect reputation, stakeholder confidence and access to capital
Risks Related to Technology, Cybersecurity and Digital Resilience
1Technology failures could disrupt mining operations and business continuity
2Cybersecurity incidents may materially disrupt operations and expose Harmony to financial and reputational harm
3Failures of our IT security processes and violations of data protection laws may result in regulatory penalties, fines and reputational damage
4Emerging technologies, including artificial intelligence ("AI"), may introduce new operational, legal and governance risks
Risks Related to Regulation, Compliance, Governance and Legal Matters
1Laws governing mineral rights affect our business and our mining rights could be altered, suspended or cancelled
2Laws governing health and safety affect our business and could impose significant costs and burdens
3Changes to mining, environmental, safety, water and other resource-related laws could materially increase our costs and liabilities
4Litigation, regulatory proceedings and other legal disputes may result in material losses and operational disruption
5We have identified material weaknesses in internal control over financial reporting, which may adversely affect investor confidence
6Compliance with new and changing corporate governance and public disclosure requirements increases our costs of compliance
7Corruption, bribery, fraud and other compliance failures may result in penalties, operational restrictions and reputational damage
8Increased audit and compliance requirements could result in higher costs, increased management demands, and delays in financial reporting
9Future restatements or corrections could adversely affect investor confidence and expose us to additional costs and liability

Risks Related to Our Ordinary Shares and ADSs
1We may not pay dividends or make similar payments to our shareholders in the future
2Our ordinary shares are subject to dilution as a result of our employee share schemes
3Fluctuations in exchange rates may reduce the market value of our securities and of any dividends or distributions paid by us
4Investors may face liquidity risk in trading our ordinary shares on the JSE Limited ("JSE")
5Shareholders outside South Africa may not be able to participate in future issues of securities
6Investors in the United States may have difficulty bringing actions and enforcing judgments against us, our directors and our executive officers
7US securities laws do not require us to disclose as much information as a US company, and investors may receive less information about us
Risks Related to Commodity Prices, Cash Flow and Financial Performance
Our profitability, cash flows, Mineral Reserve estimates and shareholder returns are highly dependent on commodity prices
Harmony derives substantially all of its revenue from sales of gold, and is increasing its exposure to copper through the
Cornish, Scottish and Australian Copper Mine ("CSA"), the Eva Copper Project and the Wafi-Golpu Project. Silver is also produced as a by-product of gold and copper mining. As a rule, we sell our commodities at the prevailing market price. We maintain a commodity hedging programme for a portion of our future production; our remaining unhedged future production is not protected against price decreases. Due to their significance, our operating performance, cash generation, asset values and long-term growth prospects are significantly dependent on prevailing and future gold and copper prices. See Item 4: “Information on the Company – Business Overview – Gold and Copper Price Volatility”.
Gold and copper prices are inherently volatile and are affected by numerous factors beyond our control, including global economic conditions, inflation, interest rates, geopolitical developments, changes in investor sentiment, exchange-rate movements, central bank activities and fluctuations in global supply and demand. Commodity prices may experience significant short-term volatility as well as sustained periods of weakness.
A decline in gold or copper prices may materially reduce revenue, operating margins and cash flows generated from our operations. Lower commodity prices may also reduce the economic viability of certain mining areas and development projects, require revisions to mine plans, increase cut-off grades and result in reductions to Mineral Resources and Mineral Reserves. A fall in the gold and/or copper price below our cash cost of production and the capital expenditure required to maintain production, for any sustained period, may lead to losses and require us to curtail or suspend certain operations. In addition, lower price assumptions may result in asset impairment charges and reduce the expected returns of strategic growth projects.
The economics of our development pipeline, capital allocation decisions and long-term growth strategy are highly dependent on assumptions regarding future commodity prices. If gold or copper prices decline significantly or remain depressed for an extended period, we may defer, modify or cancel development, exploration or expansion activities. Reduced cash generation may also constrain our ability to fund sustaining capital expenditure, growth projects, acquisitions and dividend distributions.
Because commodity prices directly influence investor expectations regarding earnings, free cash flow, Mineral Reserves, project economics and future growth, significant adverse movements in gold or copper prices may negatively affect the market value of our ordinary shares and ADSs.
Accordingly, fluctuations in gold and/or copper prices could materially adversely affect Harmony's revenue, profitability, cash flows, Mineral Resources and Mineral Reserves, growth prospects, results of operations, financial condition and shareholder value. In addition, while commodity prices have increased significantly in recent periods, there can be no assurance that those price levels will continue or be sustained for any particular period. See Item 5: "Operating and Financial Review and
Prospects – Operating Results – Key factors affecting our results – Gold and Copper Prices" and Item 11: "Quantitative and
Qualitative Disclosures about Market Risk".
Foreign exchange volatility may materially affect margins, earnings and project returns
Harmony operates across multiple jurisdictions and is exposed to fluctuations in exchange rates between the US dollar,
South African rand, Australian dollar and Papua New Guinea Kina. Gold is priced throughout the world in US dollars and, as a result, our revenue is realised in US dollars, while a substantial portion of our operating costs, capital expenditure, labour costs and contractor expenses are incurred in rand and other non-US currencies. As a result, exchange rate movements have a direct impact on our profitability, cash flows and investment returns.
From time to time, we may implement currency hedges intended to reduce exposure to foreign currency risk, which we began doing in fiscal 2016 and will continue for as long as it remains part of our risk management policy. This hedging strategy is currently implemented up to 25% of our estimated exposure, and our unhedged foreign exchange exposure will continue to be subject to market fluctuations.
Foreign exchange rates are influenced by a range of factors beyond our control, including global economic conditions, inflation, interest rate movements, monetary policy decisions, geopolitical events, commodity price fluctuations, sovereign credit developments and changes in investor confidence. Exchange rate volatility may occur rapidly and with little warning.

Any significant and sustained appreciation of the rand, Australian dollar or Kina against the US dollar will materially reduce our revenues and overall net income and increase our operating and capital costs when translated into US dollar terms.
Conversely, significant depreciation of local currencies may contribute to inflationary pressures, increase wage and contractor cost demands, raise the cost of imported equipment and consumables and create broader economic instability in the jurisdictions in which we operate. Foreign exchange movements may also affect the valuation of assets and liabilities, influence
Mineral Reserve and Mineral Resource assumptions, impact impairment assessments and alter the economics of existing operations and development projects.
The returns expected from major growth projects are based on long-term assumptions regarding exchange rates as well as commodity prices and operating costs. Significant or sustained adverse currency movements may increase project costs, reduce forecast returns, delay investment decisions or affect the economic viability of expansion and development opportunities.
Accordingly, foreign exchange volatility could materially adversely affect Harmony's operating margins, earnings, cash flows, project returns, results of operations, financial condition, growth prospects and shareholder value, and may adversely affect the market value of our ordinary shares and ADSs. See Item 11: "Quantitative and Qualitative Disclosures about Market
Risk".
Inflationary pressures and escalating input costs may erode profitability and reduce future returns
Mining operations require significant expenditure on labour, electricity, fuel, explosives, reagents, mining equipment, contractor services and other production inputs. Harmony's operations in South Africa, PNG and Australia are exposed to inflationary pressures affecting both operating costs and capital expenditure.
Prolonged periods of inflation may reduce profitability by increasing our fixed and variable costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in the gold price or by devaluation in our operating currencies, they could have a material adverse effect on our business, operating results and financial condition.
There is considerable uncertainty regarding the medium-term trajectory of input costs. Leading forecasting agencies and market participants maintain divergent views on future energy demand and supply dynamics. Supply chain pressures, including international logistics costs and producer investment cycles, continue to influence the pricing of mining consumables across all categories of inputs we require.
Significant risks to input costs persist from multiple sources. Geopolitical tensions and conflicts in major producing and consuming regions, including the ongoing conflict in the Middle East involving Iran and the disruption to commercial shipping through the Strait of Hormuz, have disrupted global fuel and freight markets and have caused general global economic conditions to deteriorate. Russia’s invasion of Ukraine led to economic sanctions and other measures, which had a significant impact on commodity prices, including increased oil, gas and gold prices. The oil price is a driver of a number of input costs, including diesel and transport costs, while gas prices affect power costs and other commodity prices drive direct mining and processing costs. International sanctions on major commodity producers, trade restrictions and regional conflicts may disrupt supply chains, restrict access to equipment or materials, or create shipping and logistics bottlenecks. Weather-related disruptions to mining equipment supply, energy generation capacity and production processes across our operational jurisdictions could create localised cost pressures. These inflationary pressures could also cause interest rates and the cost of borrowings to increase.
Significant and sustained increases in input costs could materially affect project economics and the financial viability of new mining developments, expansions or marginal operations, and may reduce the cash available to fund operations, exploration activities, growth projects, acquisitions and dividend distributions.
Accordingly, inflationary pressures and escalating input costs could materially adversely affect Harmony's cost structure, operating margins, project returns, cash flows, results of operations and financial condition, and may magnify the impact of other risks described in this annual report.
Our future growth strategy depends on sustained cash generation, continued access to capital and our ability to service our debt and comply with financial covenants
Harmony's growth strategy, sustaining capital programme, exploration activities and shareholder returns depend on our ability to generate sufficient cash from operations and to access debt and equity capital on acceptable terms. Our ability to service our debt and maintain compliance with financial covenants depends on our financial performance, which in turn is affected by our operating performance and by financial and other factors, in particular the gold price, certain of which are beyond our control.
In June 2026, we entered into a US$500 million sustainability-linked syndicated revolving credit facility (the “US$500
Million Syndicated Facility”), a A$500 million sustainability-linked syndicated loan facility (the “A$500 Million Syndicated
Facility”), a R4 billion sustainability-linked revolving credit facility (the “R4 Billion Syndicated Revolving Credit Facility”) and
a R3 billion six- and a- half-year term green loan facility (the "R3 Billion Green Term Loan"). On 2 July 2026, US$400 million was drawn under the US$500 Million Syndicated Facility and A$250 million was drawn under the A$500 Million Syndicated
Facility. See note 39 "Subsequent events" to our consolidated financial statements set forth beginning on page F-1 and Item 5:
“Operating and Financial Review and Prospects – Liquidity and Capital Resources – Outstanding Credit Facilities, Refinancing
and Other Borrowings”.

Various financial and other factors may result in an increase in our indebtedness, which could adversely affect us in several respects, including by: limiting our ability to access the capital markets; hindering our flexibility to plan for or react to changing market, industry or economic conditions; limiting the amount of cash flow available for future operations, acquisitions, dividends or other uses; making us more vulnerable to economic or industry downturns, including interest rate increases; increasing the risk that we will need to sell assets, possibly on unfavourable terms, to meet payment obligations; or increasing the risk that we may not meet the financial covenants contained in our debt agreements or make all required debt payments when due.
In the near term, we expect to manage our liquidity needs from cash generated by our operations, cash on hand, committed and unutilised facilities and additional funding opportunities. However, if our cost of debt were to increase, or if we were to encounter difficulties in obtaining financing in the future, our sources of funding may not match our financing needs.
A reduction in financial flexibility may also affect our ability to pursue strategic opportunities, replenish Mineral Resources and Mineral Reserves through exploration and development activities, meet financial obligations, maintain dividend payments or respond effectively to changing market conditions. As investors often assess mining companies on their ability to fund growth while maintaining financial discipline and shareholder returns, constraints on cash generation or capital availability may adversely affect market perceptions of Harmony's future growth prospects and long-term value.
Accordingly, insufficient cash generation, restricted access to capital, an inability to service our debt or comply with financial covenants, or a downgrade of Harmony's or a relevant sovereign's credit rating that increases our financing costs could materially adversely affect Harmony's growth strategy, project development pipeline, cash flows, results of operations, financial condition, dividend-paying capacity, prospects and shareholder value. See Item 5: "Operating and Financial Review and
Prospects – Liquidity and Capital Resources – Cash flows from financing activities" and "– Outstanding Credit Facilities,
Refinancing and Other Borrowings".
Certain factors may affect our ability to support the carrying value of our property, plant and equipment and other assets, resulting in impairments
We review and test the carrying values of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable, and impairments may be recorded as a result of the testing performed.
At least annually for goodwill, and whenever there are indications that impairment of property, plant and equipment and other non-financial assets may have occurred, estimates of expected future cash flows for each group of assets are prepared in order to determine recoverable amounts. These estimates are prepared at the lowest level at which identifiable cash flows are considered to be independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain and could change materially over time. Such cash flows are significantly affected by Mineral Reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of the costs to produce Mineral Reserves and future capital expenditure.
Our market capitalisation on any reporting date is calculated on the basis of the price of our shares and ADSs on that date, which may trade in a wide range through the fiscal year depending on market conditions and sentiment, including in relation to the gold price. Where our market capitalisation is less than our net asset or book value, this could indicate a potential impairment and we may be required to record an impairment charge in the relevant period.
As at 30 June 2026, we had substantial amounts of property, plant and equipment and other assets on our consolidated balance sheet. No impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2025.
An impairment reversal of R2.8 billion was recorded for fiscal 2026, which increased the carrying amounts of the relevant assets and, consequently, the amounts subject to potential impairment in future periods. Future changes in the assumptions used to determine recoverable amounts could result in material impairment charges.
Accordingly, if management is required to recognise impairment charges in the future, this could materially adversely affect
Harmony's reported earnings, results of operations, financial condition and the market value of our ordinary shares and ADSs.
See Item 5: "Operating and Financial Review and Prospects" and the related notes to our consolidated financial statements.
Our financial flexibility could be constrained by exchange control regulations in the jurisdictions in which we operate
South Africa's Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South
African residents (including companies) and non-residents, excluding residents of the Common Monetary Area, comprising the
Republic of Namibia and the Kingdoms of Lesotho and Eswatini, are subject to exchange controls enforced by the South African
Reserve Bank ("SARB"). South African companies remain subject to restrictions on their ability to deploy capital outside South
Africa.
These restrictions could hinder our financial and strategic flexibility, particularly our ability to raise funds outside South
Africa, deploy capital for international acquisitions or projects and repatriate earnings. Given the increasing proportion of our asset base (including CSA) and growth pipeline located outside South Africa, namely, the Eva Copper Project and the Wafi-
Golpu Project, constraints of this nature may become more significant to the execution of our strategy.
Our operations in PNG, including the export of gold and the operation of approved offshore foreign currency accounts, are subject to the foreign exchange control and other directives of the Bank of PNG. PNG is presently subject to shortages of foreign currency. The withdrawal of existing approvals or the imposition of further restrictions could hinder our financial and strategic flexibility and limit our ability to make offshore payments.
Accordingly, exchange control restrictions could materially adversely affect Harmony's financial flexibility, ability to fund and execute international growth projects, cash flows, results of operations and financial condition.

Sovereign, political, regulatory and macroeconomic developments in the jurisdictions in which we operate may adversely affect our business
Harmony's operations, projects and growth pipeline are located in South Africa, Australia and PNG. Our performance is therefore exposed to sovereign, political, fiscal, regulatory, security and macroeconomic conditions in those jurisdictions, as well as to global economic conditions more broadly. A significant proportion of our operations, assets and cash flows remains concentrated in South Africa, and adverse developments there may therefore have a disproportionate effect on the Group. A global economic downturn may have follow-on effects on our business, including reduced availability of credit, increased counterparty risk and reduced demand.
South Africa's sovereign credit is currently rated BB by Fitch and S&P Global, and Ba2 by Moody's, placing the country two notches below investment grade. On 22 May 2026, Moody’s affirmed South Africa's rating at Ba2 and changed the outlook to positive; on 25 May 2026, S&P affirmed South Africa's rating at BB with a positive outlook following a credit upgrade from BB- in
November 2025; and on 5 June 2026, Fitch upgraded South Africa's rating to BB from BB- with a stable outlook.
S&P reaffirmed Australia's AAA rating with a stable outlook on 30 September 2025, and again on 6 August 2026. S&P revised PNG's outlook to positive from stable on 19 June 2026, while affirming the B-/B ratings. While our exposure is currently driven primarily by South Africa's sovereign risk rating, the integration of CSA (through the acquisition of MAC Copper Limited
("MAC Copper")) and the development of the Eva Copper Project in Australia have increased the geographic diversification of our activities. Management anticipates that the Group's relative exposure to sovereign risk will continue to evolve as our portfolio develops, including through the progression of projects such as Wafi-Golpu.
On 24 October 2025, South Africa was removed from the Financial Action Task Force ("FATF") grey list, having been placed on it in February 2023. The initial grey listing subjected the country to enhanced monitoring due to strategic deficiencies in its anti-money laundering and counter-financing of terrorism ("AML/CFT") regime. Any future re-grey-listing or perceived backsliding in AML/CFT effectiveness could adversely affect our business, operating results and financial condition.
Accordingly, adverse sovereign, political, regulatory, economic or macroeconomic developments in South Africa, Australia,
PNG or any other jurisdiction in which we operate could materially adversely affect our production, operating costs, cost of capital, access to financing, cash flows, growth strategy, results of operations, financial condition, prospects and the market value of our ordinary shares and ADSs.
Broader geopolitical developments, including tensions between South Africa and the United States relating to foreign policy, trade, sanctions and security matters, may adversely affect South Africa’s bilateral relationships, access to international markets and capital and international investor sentiment. Actual or threatened tariffs or other trade measures, restrictions on financial flows or shifts in foreign policy could increase procurement costs, weaken South Africa’s macroeconomic environment, raise our cost of capital or restrict our access to financing, which could materially adversely affect our business, cash flows, results of operations and financial condition.
We are subject to mining taxes, royalties and other regulatory imposts, and to policies and legislation relating to greater state intervention in the mining sector
With increasing resource nationalism in recent years, governments, communities, non-governmental organisations
("NGOs") and trade unions in several jurisdictions have sought, and in some cases imposed, greater participatory imposts on the mining industry. In PNG, draft legislation has been proposed that envisages greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, and an increase in government holdings in mining companies. In South Africa, the Expropriation Act 13 of 2024 (the "Expropriation Act") has been enacted but, as at the date of this annual report, has not commenced. The Expropriation Act provides a framework for the expropriation of property for a public purpose or in the public interest and identifies limited circumstances in which nil compensation may be just and equitable. The timing of its commencement and the manner in which it may be applied remain uncertain. Such imposts, whether in the form of taxes, royalties and levies, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, are an increasing feature of the global mining industry. Changes in tax laws, their interpretation or enforcement, or challenges to our tax positions, could also increase our tax liabilities, result in penalties or disputes and adversely affect project returns and cash flows.
Since 2009, the mining regime in PNG has been the subject of a comprehensive ongoing review involving various PNG
Government agencies. Several draft revisions of the Papua New Guinea Mining Act 1992 (the "PNG Mining Act") have been released for industry and public comment, most notably in 2018 and 2020, with the most recent draft, "the PNG Draft Mining
Bill 2025", released for consultation in February 2025. The PNG Draft Mining Bill 2025 proposes substantial reforms, including empowering the State to acquire up to 30% equity, with deferred payments, in mining projects; adjusting royalties to 5% with state equity or 10% without; and expanding compensation mechanisms and environmental protections, including banning riverine tailings and requiring stronger mine-closure planning and financial provisioning. If enacted and applied to our operations and projects in PNG, these revisions could have a material adverse effect on our business, operating results and financial condition. We continue to engage with the PNG Government and relevant regulators, indirectly through the Papua New Guinea
Chamber of Resources and Energy ("PNG CORE") and directly with the Papua New Guinea Mineral Resources Authority ("PNG
MRA") and the Conservation and Environment Protection Authority ("CEPA").
In addition, further financial provision may be required in future for rehabilitation purposes, with restrictions on when such funds may be accessed. Concurrent rehabilitation must be funded from operational budgets without recourse to rehabilitation funds. The Carbon Tax Act, 15 of 2019 (the "Carbon Tax Act") provides for several allowances aimed at reducing the overall tax liability; these allowances are expected to be reduced over time, meaning that if operational measures are not implemented to reduce GHG emissions, carbon tax obligations will increase.

Accordingly, the imposition of additional restrictions, obligations, operating costs, taxes or royalty payments, or measures relating to state intervention or expropriation, could materially adversely affect Harmony's business, cash flows, project economics, operating results and financial condition. See Item 4: "Information on the Company – Business Overview – Land
expropriation", "– Taxation - Base erosion and profit shifting" and "– Renewable energy".
Risks Related to Operations and Business Resilience
Safety incidents and loss of life may result in production losses, regulatory intervention and reputational damage
Mining is inherently complex and hazardous, with safety risks arising from geological conditions, underground working environments, equipment, infrastructure and human factors. Harmony operates a number of deep-level and technically challenging mining operations, including some of the deepest underground mines in the world, as well as the underground CSA in Australia and the Hidden Valley mine in PNG. These operations are exposed to hazards such as seismicity, fall-of-ground events, heat, fire and machinery-related incidents.
In each of the jurisdictions in which we operate, regulators have broad powers to suspend or close operations that are considered unsafe or hazardous and to require corrective action. In South Africa, the Mine Health and Safety Inspectorate
("MHSI") may halt operations pending investigation and remediation; in Australia, mining safety is regulated at state level, and the relevant state regulators may direct the suspension of mining activities; and in PNG, mining safety inspectors may order the cessation of operations for such period as they consider necessary. Such stoppages may occur at short notice and for indeterminate periods, and may affect production volumes, operating costs and the achievement of mine plans, whether or not an injury has occurred.
Safety incidents may also give rise to regulatory investigations, prosecutions, fines, civil claims and compensation obligations, and may damage relationships with employees, organised labour, regulators, host communities and investors.
Because safety performance is a principal measure by which mining companies are assessed by regulators, employees and providers of capital, significant or repeated incidents may adversely affect our reputation, our licence to operate and our access to capital.
Accordingly, safety incidents and loss of life could materially adversely affect Harmony's production, operating costs, cash flows, results of operations, financial condition, reputation and shareholder value. See Item 4: "Information on the Company –
Business Overview – Regulation – Health and Safety" and "Integrated Annual Report for the 20-F 2026 – Sustainability
performance – Safety".
Exposure to mining-related health hazards may result in occupational disease and significant long-term liabilities and costs
Our operations are subject to health and safety legislation and regulations, which could impose significant cost burdens on
us. The nature and extent of these obligations vary across the jurisdictions in which we operate and may include requirements relating to occupational exposure management, occupational hygiene monitoring, health surveillance, medical services and other measures intended to protect worker health.
Our employees and contractors may be exposed to occupational health hazards associated with underground and surface mining and related activities. Depending on the operation and work performed, these may include respirable dust and crystalline silica, diesel particulate matter, noise, heat and other airborne and chemical contaminants. Prolonged or significant exposure to these hazards may result in occupational disease, including silicosis and other occupational lung diseases, noise-induced hearing loss and other exposure-related conditions. Employees and former employees may contract occupational diseases arising from exposure at our operations. Because such diseases may develop only after prolonged latency periods, claims may be brought many years after the exposure occurred, including in respect of operations we no longer own, and may give rise to liabilities that were not previously identified or provided for.
In South Africa, the Mine Health and Safety Act, 29 of 1996 ("MHSA") imposes various duties on mines and grants the
MHSI broad powers to, among others, close mines which are unsafe or hazardous to the health of persons and order corrective action on health and safety matters.
There is a risk that the cost of providing measures prescribed by the MHSA and regulations for the protection of health and safety at mines, including the provision of health services and compliance with applicable regulations, including the
Compensation for Occupational Injuries and Diseases Act, 130 of 1993 ("COIDA"), and the Occupational Diseases in Mines and
Works Act, 78 of 1973 ("ODMWA"), could increase in future, depending on changes to underlying legislation, legal claims and the profile of our employees. This increased cost, should it transpire, could be substantial, but is currently indeterminate.
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

The matter was subsequently settled in May 2018. The terms of the settlement are available on our website. Accordingly, the Tshiamiso Trust was created for the purpose of administering the settlement funds. On 31 January 2020, the Working Group commenced the payment of its quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. See Item 8: "Financial Information – Consolidated Statements and Other Financial
Information – Legal Proceedings" and "Integrated Annual Report for the 20-F 2026 – Sustainability performance – Health and wellbeing" on pages 86 to 102 for further information. See note 25 "Other Provisions – Provision for silicosis settlement" to our consolidated financial statements set forth beginning on page F-1.
At 30 June 2026, the provision in our statement of financial position was R252 million. We believe that this remains a reasonable estimate of our share of the estimated cost in relation to the Working Group of the settlement of the class action claims and related costs. The final settlement costs and related expenditure may, however, be higher than the recorded provision depending on various factors, such as, among other things, differences in the number and profile of eligible claimants actually compensated compared to current estimates.
It is possible that additional class actions or individual claims relating to silicosis or other occupational health diseases will be filed against us in future. We will defend any such claims on their merits. Should we be unsuccessful in defending such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework identified in the earlier decision of the Constitutional Court, such matters would have an adverse effect on our financial position, which could be material.
Occupational diseases may have long latency periods, and claims may arise many years after the relevant exposure occurred. Accordingly, we may also be exposed to liabilities arising from historical occupational exposures, including exposures that occurred before an operation was acquired by us.
We are not aware of current or legacy occupational exposure-related claims in relation to our operations in Australia or
PNG, but as a mining operator there is a risk that such claims could be brought in future.
Occupational health liabilities may require significant cash payments over extended periods and may increase operating costs, insurance costs and compliance requirements, reducing funds available for sustaining capital expenditure, growth projects, exploration, acquisitions and dividend distributions. Because these liabilities may persist long after mining activities have occurred and involve substantial estimation uncertainty, they represent a significant long-term business risk.
Accordingly, occupational health risks, including risks relating to silicosis, tuberculosis and other occupational diseases, could materially adversely affect Harmony's cash flows, results of operations, financial condition, reputation, growth prospects and shareholder value. See Item 8: "Financial Information – Consolidated Statements and Other Financial Information – Legal
Proceedings", note 25 "Other Provisions – Provision for silicosis settlement" to our consolidated financial statements, and
"Integrated Annual Report for the 20-F 2026 – Sustainability performance – Health and wellbeing".
Infectious disease outbreaks and endemic disease may disrupt our workforce and operations, and increase costs
At certain of our operations, employees and contractors may be exposed to infectious diseases through person-to-person or vector-borne transmission or other environmental pathways. Close working environments, shared accommodation, workforce mobility, local disease prevalence and exposure to disease vectors may increase the likelihood of infection and the potential for workforce disruption.
In South Africa, the prevalence of HIV within Harmony remains high, owing to the repercussions of historical migrant labour practices and other factors. A high proportion of affected employees have been identified and placed in treatment; however, the status of a significant population remains unknown, potentially creating labour availability and cash flow uncertainty.
Tuberculosis within Harmony, and in the gold mining industry generally, also remains high. Although the tuberculosis incidence rate is declining, it remains subject to close monitoring, as it is influenced both by HIV and by exposure to silica dust.
In PNG, endemic infectious diseases, including malaria and tuberculosis, together with the increasing national burden of
HIV, remain risks to workforce health and to operational continuity.
In Australia, the endemic disease burden differs materially from that of our other operations: HIV and tuberculosis occur at comparatively low levels and malaria is not endemic. Infectious disease outbreaks and other public health events may still affect workforce availability and operational continuity, particularly where workforce mobility increases transmission risk.
Preventative, surveillance, treatment, vaccination, health promotion and response measures may increase our operating costs and may interfere with management and employee productivity, and may not prevent workforce disruption or other impacts arising from infectious disease or public health emergencies. Our property and business interruption insurance and liability cover may not cover, or may be insufficient to cover, losses resulting from public health emergencies and other events that disrupt our operations.
The extent to which infectious diseases may affect our operational and financial performance will depend on future developments that are uncertain and difficult to predict. Accordingly, absenteeism, loss of skills, production disruption or healthcare costs arising from infectious disease could materially adversely affect our productivity, business continuity, operating results, cash flows and financial condition.
Production is dependent on reliable energy supply and increasing energy costs may materially affect profitability
South Africa's mining sector, including our operations, is heavily dependent on electricity supplied by Eskom Holdings SOC
Limited ("Eskom"), the state-owned utility, which relies primarily on fossil fuels. Over the past decade Eskom has faced significant challenges, and our South African operations remain exposed to risks associated with electricity supply instability and escalating power costs. Systemic risks persist as a result of Eskom's ageing infrastructure, financial constraints and limited capacity for sustained maintenance and upgrades, posing ongoing threats to electricity reliability.

Unstable power supply can damage equipment, disrupt production, compromise the safe transport of employees underground and reduce recovery rates. Deep-level underground operations are particularly sensitive to interruptions affecting hoisting, ventilation, refrigeration and pumping. Rising electricity costs continue to erode free cash flow margins, potentially affecting mine life, project viability and overall financial performance.
Our Australasian operations have differing energy profiles, and each carries a distinct exposure. CSA in New South Wales draws its power from the electricity grid. Grid supply has been reliable and back-up generation has not been considered necessary or critical, with the result that the mine has limited alternative supply and a sustained outage or curtailment of grid power would interrupt production. The Eva Copper Project in Queensland is located in a remote region that is not connected to the National Electricity Market. Power for the project is to be supplied under a long-term power purchase agreement through a dedicated off-grid hybrid facility combining solar generation, battery storage and thermal generation. While this arrangement is intended to provide reliable, lower-emission power, the project remains exposed to reliance on a third-party power provider, to the performance and availability of off-grid generation infrastructure, to fuel supply for the thermal component and to the cost of energy, each of which could affect operating and development costs and project economics.
In PNG, our Hidden Valley mine relies on power from the state utility, Papua New Guinea Power Limited ("PNG Power")
which cannot be relied upon for security of power. The amount of power imported from PNG Power has increased marginally over the last three years, with approximately 67% of the mine's daily power demand met by PNG Power and the remaining 33%
self-generated using the mine's diesel power station. Risks associated with self-generation include exposure to diesel price increases, danger to road users and pedestrians in the transport of fuel to site, and potentially higher associated GHG emissions.
Accordingly, disruptions to electricity supply and rising power costs could materially adversely affect Harmony's production, operating costs, recovery rates, project viability, cash flows, results of operations and financial condition. See Item 5: "Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results – Electricity in South Africa" and
"Integrated Annual Report for the 20-F 2026 – Sustainability performance – Climate and energy".
Water ingress, pumping obligations at adjacent closed mines, flooding and decant risk could interrupt operations and create long-term liabilities
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
In connection with our acquisition in 2018 of the Moab Khotsong and Great Noligwa mines from AngloGold Ashanti Limited
("AngloGold"), together with other assets and related infrastructure, we acquired a two-thirds interest in the Margaret Water
Company NPC ("Margaret Water") for all pumping and water-related infrastructure at its Margaret shaft. The shaft operates for the purpose of de-watering the Klerksdorp, Orkney, Stilfontein, Hartbeesfontein basin groundwater. This is to allow Moab
Khotsong operations and the mine operated by Kopanang Gold Mining Company Proprietary Limited (the mining company holding the remaining one-third interest in Margaret Water and the only other mining company continuing to operate in the area)
to remain dry and to prevent flooding of operational areas. Therefore, it remains imperative for the shaft to continue pumping water.
Flooding and potential decant in the future resulting from a failure in pumping and water-related infrastructure could pose an unpredicted "force majeure" type event, which could result in financial liability for us, and could have an adverse impact on our operations and financial condition. Due to interconnectivity with adjacent mines, the Doornkop and Kusasalethu operations experience a flooding risk if adjacent mines stop pumping underground water. In some instances, we are engaged in discussions regarding long-term water management solutions to develop a regional strategy co-created with these neighbouring and inter-connected mines. Although we have installed water treatment plants at both sites for current treatment needs, which could serve as water plants for final decant should the situation arise, there can be no assurance that such plants will be sufficient to address such risks.
There is also a flooding risk at the Mponeng mine, requiring the continuous pumping arrangement with Covalent Water
Company (Pty) Limited (a wholly-owned subsidiary) to stay in place.
Water availability presents a further risk. Our operations require reliable access to water for mining and processing, and altered rainfall patterns, drought and competing demand from communities and other users may constrain supply. In Australia,
CSA and the Eva Copper Project are located in water-stressed regions and may be exposed to risks associated with drought, reduced water availability, competing water demands and changing climatic conditions. These factors could affect operational continuity, increase operating costs, constrain future production or development activities and adversely affect project economics.
Obligations in respect of the pumping and treatment of extraneous water must also be addressed in connection with our final closure plans for each of our operations. We remain responsible for these liabilities until a closure certificate is issued pursuant to the Mineral and Petroleum Resources Development Act, 28 of 2002 ("MPRDA"), and possibly thereafter under the
National Environmental Management Act, 107 of 1998 ("NEMA").
Accordingly, water ingress, pumping failures, flooding, decant and long-term water management obligations could materially adversely affect Harmony's production, operating costs, closure liabilities, cash flows, results of operations and financial condition. See Item 4: "Information on the Company – Business Overview – Regulation – Laws and Regulations
Pertaining to Environmental Protection – South Africa – The NEMA".

Infrastructure constraints and ageing infrastructure could adversely affect our operations
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to our business operations and affect both capital and operating costs. Much of this infrastructure and the related services are provided by third parties whose operational activities are outside our control.
Interference with the maintenance or provision of infrastructure, including as a result of extreme weather conditions, scarcity of equipment, sabotage or social unrest, could impede our ability to deliver product on time. Port congestion at South
African facilities, particularly Durban, has affected clearance times for imported items and continues to create supply chain bottlenecks.
In some instances, the remaining economic life of an operation may affect the timing, scope or economic viability of major infrastructure refurbishment or replacement. Once a shaft or processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. The same applies to terrestrial tailings and waste storage facilities.
Maintaining this infrastructure requires skilled human resources, capital allocation, management and planning. Although we have implemented a comprehensive maintenance strategy, incidents resulting in production delays, increased costs or industrial accidents may occur.
Accordingly, infrastructure constraints, third-party infrastructure failures and the demands of maintaining ageing infrastructure could materially adversely affect Harmony's production, capital and operating costs, results of operations and financial condition.
Illegal mining and organised criminal activity pose growing operational and safety risks
The activities of illegal and artisanal miners, which include theft, have increased over the years, have become more violent, and threaten both the safety of employees and the sustainability of the mining industry.
In South Africa, artisanal and illegal miners are active on, or adjacent to, several of our properties. Their activities may interfere with our operations and result in conflict presenting a security threat to property and human life. Illegal mining can cause damage to our properties, including through pollution, copper cable theft, underground fires, damage to critical infrastructure, operational disruption, project delays and personal injury or death, for which we could potentially be held responsible. It may also contribute to the depletion of mineral deposits, potentially rendering future mining of those deposits uneconomic. Most illegal miners are found at abandoned shafts or old workplaces.
Illegal and artisanal mining, which may involve employees or third parties, is associated with a range of negative impacts including environmental degradation and human rights abuses such as forced labour, human trafficking and child labour, as well as corruption, money laundering and other violent crimes in communities and at mines. Effective local government administration is often lacking where illegal and artisanal miners operate, creating a complex and unstable social environment.
The disbandment of specialised South African Police Service units has left a significant gap in the apprehension of high-ranking criminals in the illicit gold trade; without the assistance of such units, combating illegal and artisanal mining is extremely difficult.
The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions affect the reputation of the industry.
In PNG, illegal and artisanal mining poses challenges to various mines. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits, and could increase the level of organisation and funding of criminal activity around some of our operations. Criminal activities such as trespassing, illegal and artisanal mining and related sabotage, theft and vandalism could lead to damage and disruption at our operations and pose safety risks to our employees.
Rising gold and copper prices may result in an increase in gold and copper theft, and incidences of illegal mining may escalate as a result of social and economic conditions. In August 2026 the South African Government published the draft
General (Mining) Laws Amendment Bill, 2026 (the "General Mining Laws Amendment Bill") for public comment, which is intended to strengthen the legislative framework applicable to illegal mining and is described under "– Laws governing mineral rights affect our business and our mining rights could be altered, suspended or cancelled" below. While the proposed reforms may improve enforcement over time, there is no assurance that they will be enacted or that they will reduce the incidence of illegal mining at or adjacent to our operations.
Accordingly, illegal mining and organised criminal activity could materially adversely affect Harmony's safety performance, production, security and remediation costs, reputation, results of operations and financial condition.
Disruptions in critical supply chains may affect production, project execution and profitability
Our operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, tyres, steel and other essential production inputs. Issues regarding the availability of consumables may result from shortages, long lead times and supply chain disruptions, which could result in production delays and shortfalls. We expect cost increases and longer lead times to continue in fiscal 2027 across our operations, including as a result of factors such as the price of oil, inflationary increases and labour costs.
Shortages can be attributed to geopolitical uncertainty, including the potential impact of global trade policy shifts. In South
Africa, the consequences of intermittent power outages and unplanned breakdowns have resulted in rising input costs and longer lead times. The steel and chemical industries have experienced periodic labour action related to wage negotiations, affecting major local steelmakers and creating supply constraints that have affected numerous engineering companies within our extensive supply chain network.

Our operations are dependent on the timely and cost-effective supply of internationally sourced consumables, equipment, spare parts, fuel and other critical inputs. Global geopolitical tensions, armed conflicts, trade disputes, sanctions, tariffs, protectionist policies, trade fragmentation, cyber incidents affecting logistics networks, and disruptions to key maritime routes and transportation corridors may adversely affect global supply chains and increase volatility in freight, fuel, energy, insurance and procurement costs.
While certain supply chain disruptions experienced in recent years have moderated, global logistics networks remain vulnerable to disruption and cost escalation. Restrictions affecting major shipping routes, ports, transportation infrastructure or strategic trade chokepoints may reduce the availability of critical supplies, extend delivery lead times, increase transportation costs or require us to source materials and equipment from alternative suppliers on less favourable commercial terms.
In addition, our operations are exposed to energy supply and cost risks. Our South African operations may be affected by electricity supply constraints and tariff increases, while our PNG operations depend significantly on the availability and transportation of diesel and other fuels. Any disruption to energy supplies, fuel logistics or transportation infrastructure could adversely impact our ability to operate efficiently.
Prolonged or significant disruptions to global supply chains, transportation networks or energy supply could result in production interruptions, delays to capital projects and growth initiatives, increased operating and capital costs, reduced operational flexibility and lower profitability. Any such events could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The pricing of consumables could continue to be affected by these challenges, particularly if shortages become more prevalent. Factors such as global supply and demand dynamics, governmental regulation, including import parities on steel and chemical-related products, and industrial action may contribute to price fluctuations. A sustained interruption in the supply of these consumables would necessitate swift identification of alternative suppliers, potentially at higher cost, and could adversely affect our ability to pursue our development projects. Our copper business may also depend on a limited number of customers, offtakers, smelters, refiners, ports or logistics providers. The loss or interruption of a material arrangement, or a counterparty failure, could delay sales, increase treatment or transport charges, or interrupt production.
Accordingly, supply chain disruptions and input shortages could materially adversely affect Harmony's production, project execution, operating costs, profitability, results of operations and financial condition.
Reliance on TMM exposes us to equipment-related production interruptions
Certain of our operations, and the execution of certain of our capital projects, are dependent on TMM, which is critical to mechanised mining. These operations face elevated risks associated with the reliability and availability of TMM fleets.
Adverse underground conditions, supply chain constraints affecting the availability of equipment and spare parts, and shortages of the artisan and operator skills required to maintain and operate the fleet all contribute to equipment downtime and operational inefficiency. TMM also presents specific safety exposures, including machinery-related incidents involving employees working in proximity to mobile equipment underground.
These challenges pose potential threats to production continuity, cost control and the timely delivery of capital projects.
Accordingly, reliance on TMM could materially adversely affect Harmony's production volumes, unit costs, project delivery timelines, results of operations and financial condition.
The use of contractors may expose us to delays or suspensions in mining activities and increases in mining costs
We use contractors at certain of our operations to mine and deliver ore to processing plants, as well as for other purposes.
At mines employing mining contractors, contracting costs represent a significant proportion of total operating costs, and we do not own all of the mining equipment used.
Our operations could be disrupted, resulting in additional costs and liabilities, if mining contractors at affected mines experience financial difficulties, if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also adversely affect our results.
Contractors may adversely affect our reputation, results of operations and financial condition through our reduced control over those aspects of operations that are the responsibility of contractors, through the safety performance and regulatory compliance of contractor employees, who in South Africa are regarded as employees of the mine for purposes of the MHSA, and through the risk that contractors do not maintain the standards, systems and controls that we apply to our own operations.
Accordingly, our reliance on contractors could materially adversely affect Harmony's production continuity, operating costs, safety and regulatory performance, results of operations and financial condition.
Our insurance coverage may be insufficient or unavailable to cover future losses
Fluctuations in insurance costs and availability can significantly affect our operating results, and our current insurance coverage may not fully address future claims. We maintain global insurance policies covering general liability, directors' and officers' liability, cybersecurity, accidental loss, and material damage to our property including resultant business interruption.
However, the cost of sustaining adequate insurance coverage continues to rise and may continue to do so.
We also maintain comprehensive third-party liability coverage, which includes unforeseen sudden and accidental environmental liabilities. Despite this, we may face liability for pollution or other hazards that are not insured or not insurable, including those relating to past mining activities. Our property and liability insurance is aligned with industry practice but, like all insurance policies, contains exclusions and limitations.

There is no guarantee that insurance will always be available at economically feasible premiums. In addition, insurance markets may become more restrictive over time, particularly in relation to natural catastrophe and severe weather exposures, resulting in higher premiums, increased deductibles, reduced policy limits, narrower coverage terms or reduced availability of insurance coverage for certain risks. The global insurance market for mining risk has tightened in recent years, and cover for certain exposures, including tailings storage facilities ("TSFs"), deep-level underground operations and cyber risk, has become more difficult and more expensive to place. Consequently, our insurance coverage might not protect against certain claims relating to environmental or industrial accidents, pollution, public health emergencies, data protection and cybersecurity breaches, tailings incidents, or other events that could disrupt our operations, such as a national grid collapse.
Accordingly, insufficient, unavailable or increasingly costly insurance coverage could materially adversely affect Harmony's ability to recover losses, its cost base, results of operations and financial condition.
Risks Related to People, Labour and Organisational Capability
Labour instability may materially affect production and costs
Our labour force in South Africa has substantial trade union participation, and we engage in periodic collective bargaining over wages and conditions of employment. We face the risk of disruption from labour disputes, strikes, work stoppages, go-
slows and other industrial action, which may result in loss of production and increased labour costs.
Wage settlements above inflation, in the absence of corresponding productivity improvements, increase unit costs and may reduce the economic viability of marginal operations and shorten mine life. Labour relations in the South African mining sector may also be affected by inter-union rivalry, community-based grievances and broader socio-economic conditions, which may result in disruption that is not directly related to our own employment practices. Restructuring, mechanisation or the closure of unprofitable operations may give rise to disputes, retrenchment obligations and consultation processes under applicable labour legislation, which may delay implementation and increase costs.
Industrial action, whether protected or unprotected, may interrupt production, damage infrastructure, threaten the safety of employees who continue to work, and affect our relationships with organised labour, government and host communities.
Wage and benefit demands may be heightened during periods of elevated gold prices, even where increases in operating costs or other factors continue to place pressure on the economic viability of particular operations.
Accordingly, labour instability could materially adversely affect Harmony's production, unit costs, operational flexibility, cash flows, results of operations and financial condition. See Item 4: "Information on the Company – Business Overview – Regulation
– Labour Relations".
We may be unable to attract and retain the critical skills and organisational capability required to execute our strategy
The risk of losing senior management, or of being unable to hire and retain sufficient technically skilled employees, of failing to achieve sufficient representation by HDPs in management positions, or of failing to achieve sufficient gender diversity in management or at board level, may materially affect our ability to achieve our objectives.
We compete with mining and other companies globally to attract and retain key human resources at all levels with the technical skills and operating and managerial experience necessary to operate our business. The global shortage of key mining specialists, including geologists, mining engineers, mechanical and electrical engineers, metallurgists and skilled artisans, has been exacerbated by increased mining activity across the globe. The often remote locations of mining operations may make the industry unattractive to potential employees.
The regions in which we operate impose specific requirements affecting recruitment and retention. In South Africa, the need to recruit, develop and retain skilled employees is particularly critical in relation to HDPs and women in mining.
In August 2024, the PNG Department of Commerce and Industry launched the PNG "National Content Policy for Resource
Sectors 2023". While it is presently uncertain to what extent and how the policy will be applied to our current operations and projects in PNG, if the workforce localisation provisions are introduced we believe they would severely restrict the use of offshore-based fly-in, fly-out expatriate employees, and potentially result in a tightening of legislation around the granting of work permits and visas to foreign skilled employees. This would adversely affect our ability to engage and retain appropriately skilled human resources in PNG, and could require additional resources for the construction or provision of housing for residential employees and for the recruitment and training of local landholders and landholder businesses.
Our transition towards a more diversified, international and increasingly copper-weighted portfolio, including CSA, the Eva
Copper Project and the Wafi-Golpu Project, requires organisational capability and specialised expertise that differ in important respects from those required by our established South African underground gold operations. Failure to build, acquire or retain that capability may affect the pace and quality of project delivery and integration.
Accordingly, an inability to attract and retain critical skills and to maintain the organisational capability required to execute our strategy could materially adversely affect Harmony's operational performance, project delivery, growth prospects, results of operations and financial condition. See "Integrated Annual Report for the 20-F 2026 – Sustainability performance – Engaged workforce".

Risks Related to Mineral Resources, Mineral Reserves, Growth Projects and Portfolio Transformation
Mineral Resource and Mineral Reserve estimates may prove inaccurate
Estimates of our Mineral Resources and Mineral Reserves are based on a number of assumptions made at a specific point in time, including mining and recovery factors, future cash costs of production, exchange rates and relevant commodity prices.
As a result, the metal actually produced in future may differ from current estimates.
Mineral Reserve estimates are prepared using geological interpretation, sampling and modelling techniques that are inherently uncertain. Actual grades, tonnages, mining widths, dilution, recovery rates and geotechnical conditions encountered during mining may differ materially from those assumed. Deep-level underground orebodies of the kind mined at several of our
South African operations present particular estimation challenges arising from structural complexity, seismicity and variable grade distribution.
Changes in the gold or copper price, exchange rates, operating costs, capital expenditure requirements, cut-off grades, mine plans, regulatory requirements or the assumptions applied in estimating Mineral Reserves may require a downward revision of our reported Mineral Resources and Mineral Reserves. Such revisions may in turn shorten the expected life of our mines, trigger impairment assessments, affect mine planning and capital allocation decisions, and reduce the expected economic returns of our operations and projects.
Accordingly, inaccuracies in Mineral Resource and Mineral Reserve estimates could materially adversely affect Harmony's production profile, actual Mineral Reserves, project economics, asset carrying values, results of operations, financial condition and shareholder value. See Item 4: "Information on the Company – Property, Plant and Equipment".
Failure to replace depleted Mineral Reserves could undermine long-term production and value creation
Our operations have limited Proved and Probable Mineral Reserves, and mining depletes those Mineral Reserves.
Exploration for additional Mineral Resources and Mineral Reserves is speculative in nature, may be unsuccessful and involves many risks, including locating orebodies; the geological nature of orebodies; identifying metallurgical properties; estimating the economic feasibility of mining orebodies; developing appropriate metallurgical processes; obtaining necessary governmental permits; and constructing mining and processing facilities at any site chosen for mining.
Our exploration efforts might not result in the discovery of mineralisation, and any mineralisation discovered might not result in an increase in Mineral Resources or in Proved and Probable Mineral Reserves. To access additional Mineral Resources and Mineral Reserves we will need to complete development projects successfully, including extensions to existing mines and, possibly, the establishment of new mines.
We typically use feasibility studies to determine whether to undertake significant development projects. These studies often require substantial expenditure and include estimates of expected economic returns based on assumptions about future gold and other metal prices; anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
anticipated recovery rates; and anticipated total project costs, including capital expenditure and cash costs. All projects are subject to project study risk, and there is no certainty that a feasibility study will be successfully concluded or that the project that is its subject will satisfy our economic, technical, risk and other criteria in order to progress to development.
Our long-term growth strategy depends on successfully developing and advancing future sources of production, including
Mineral Reserves replacement opportunities across our operations and growth projects such as the Eva Copper Project and, in the longer term, the Wafi-Golpu Project. Failure to replace depleted Mineral Reserves may reduce future production, limit growth opportunities and constrain our ability to maintain or expand cash flow generation over time. It may also affect our ability to support long-term capital investment decisions, dividend distributions and portfolio optimisation initiatives.
Accordingly, a failure to discover new Mineral Resources and Mineral Reserves, to enhance existing Mineral Resources and Mineral Reserves, or to develop new operations in sufficient quantities to maintain or grow our current Mineral Reserve base could materially adversely affect Harmony's long-term production, growth prospects, results of operations, financial condition and shareholder value.
Strategic projects may not achieve expected returns
The successful implementation of our business strategy and projects depends on many factors, including factors outside our control. The ability to grow our business depends on the successful implementation of our existing and proposed projects and continued exploration success, as well as on the availability of attractive acquisition opportunities.
It can take a number of years from the initial feasibility study until development and construction of a project is completed, and during that time the economic feasibility of production may change. There are a number of inherent uncertainties in project development and construction, including: the time required to secure necessary governmental and third-party permits, licences and permissions; the timing and cost of constructing mining and processing facilities; the availability and cost of skilled labour, power, water, fuel, mining equipment and other materials; the accessibility of transportation and other infrastructure, particularly in remote locations; the availability and cost of smelting and refining arrangements; the availability of funds to finance construction and development activities; and spot and expected future prices of gold, silver, copper, uranium and molybdenum.
Our principal growth projects carry project-specific exposures. The Wafi-Golpu Project in PNG remains subject to the finalisation of fiscal and regulatory arrangements with the PNG Government, to the outcome of proceedings concerning its environmental permit ("EP") and proposed tailings management method, and to the sovereign, security and infrastructure conditions prevailing in that country. Construction of the Eva Copper Project in Queensland commenced following the final investment decision in
November 2025 and remains subject to permitting, capital-cost, construction, commissioning, schedule and copper-price exposures, as well as our ability to build capability in a jurisdiction and commodity in which we have limited operating history.

Delays or cost escalation at any of these projects may defer expected cash flows, increase funding requirements and reduce project net present value.
All of these factors could result in our actual cash costs, capital expenditure, production and economic returns differing materially from those anticipated by feasibility studies. There is no assurance that any future development project will extend the life of our existing mining operations or result in new commercial mining operations.
Accordingly, unforeseen difficulties, delays or costs in implementing our strategy and projects could materially adversely affect Harmony's growth pipeline, capital allocation, project value, results of operations, financial condition and prospects.
Acquisitions, portfolio transformation initiatives and joint ventures may expose Harmony to integration and execution risks
In order to maintain or expand our operations and Mineral Reserve base, we have sought, and may continue to seek, to enter into joint ventures or other business combination transactions, or to make acquisitions of selected precious and base metal producing companies or assets.
On 24 October 2025, following its announcement on 27 May 2025, our acquisition of MAC Copper became effective, adding the operating CSA in New South Wales to our portfolio. This represented a significant step in Harmony's portfolio transformation, materially increasing our exposure to copper and establishing an operating presence in the Australian mining sector. CSA has since been integrated into our operations and reporting, and now contributes to the Group's production, financial results and consolidated disclosures. The integration of an established, producing copper mine in a new operating jurisdiction has increased the scale, geographic diversity and commodity diversification of our business.
While the integration of CSA has progressed, acquisitions of this nature involve inherent execution and integration risks, including the alignment of operating standards, systems, controls, governance and reporting frameworks; the retention of skills and organisational capability; and the management of new geographic, regulatory, commodity and operational exposures. The benefits anticipated from an acquisition may not be fully realised, or may take longer or cost more to achieve than expected.
Acquiring new mining operations or entering into other business combination transactions involves a number of risks, including: our ability to identify appropriate assets and to negotiate an acquisition or combination on favourable terms; obtaining the financing necessary to complete future acquisitions; difficulties in assimilating the operations of the acquired business; the changing regulatory environment and general policy uncertainty in the countries in which these operations are situated;
difficulties in maintaining our financial and strategic focus while integrating an acquired business; problems in implementing uniform quality, standards, controls, procedures and policies; management capacity and skills necessary to integrate new assets and operations; increasing pressure on existing management to oversee an expanding company; and, to the extent we acquire operations outside South Africa, Australia or PNG, difficulties relating to operating in countries in which we have not previously operated.
Any such acquisition or joint venture may change the scale of our business and operations and may expose us to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. Where we participate in the development of a project through a joint venture or other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project, particularly where we do not have full management control over the joint venture. There can be no assurance that any joint venture will achieve its intended results.
Accordingly, difficulties or delays in identifying, financing, integrating or managing acquisitions and joint ventures could materially adversely affect Harmony's revenue, cash flows, operating costs, growth strategy, results of operations and financial condition. See Item 5: "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash flows from investing activities".
Intense industry competition and consolidation may adversely affect our ability to acquire assets, equipment and skilled personnel
The mining industry is competitive in all of its phases. We compete with other mining companies and individuals for specialised equipment, components and supplies necessary for exploration and development; for mining claims and leases on exploration properties; and for the acquisition of mining assets. Certain of these competitors have greater financial resources, operational experience and technical capabilities than we do. Competition may increase our cost of acquiring suitable claims, properties and assets.
Further, industry consolidation may lead to increased competition as a result of reduced availability of mining and exploration assets. Consolidation in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in future. The companies or alliances resulting from these transactions may benefit from greater economies of scale and from significantly larger and more diversified asset bases than ours, which may place us at a disadvantage in competing for assets, capital, equipment and skilled personnel. A favourable metal-price environment may strengthen the financial position of industry participants, attract new entrants and accelerate industry consolidation, thereby increasing competition for assets, equipment, supplies and skilled personnel and increasing acquisition valuations.
Accordingly, competition and industry consolidation could materially adversely affect Harmony's ability to replace Mineral
Reserves and grow its portfolio on economic terms, its cost base, results of operations and financial condition.

Risks Related to Climate, Environment and Social Licence
Climate change presents material physical risks to our operations and long-term value creation
Harmony's operations and development projects are exposed to the physical effects of climate change across South Africa,
PNG and Australia. Mining operations depend on reliable infrastructure, secure water resources, stable operating conditions and safe access to mining and processing facilities. Changes in climate patterns may increase the frequency, severity or duration of physical hazards, which may adversely affect operational performance, project development, business continuity and long-term asset values.
Physical climate-related hazards may include extreme rainfall, flooding, drought, water scarcity, rising temperatures, heatwaves, storms, changing groundwater conditions and other severe weather events. The nature and extent of these hazards vary across Harmony's portfolio, with some operations potentially more exposed to flooding, extreme rainfall and associated infrastructure disruptions, while others may be more exposed to drought, water scarcity and heat-related impacts. Our operations in PNG are particularly exposed to high-intensity rainfall, landslide and access-route disruption, while our South
African operations are exposed to water scarcity, heat stress, extreme rainfall, surface flooding and water ingress risks in specific geological settings. These hazards may increase the likelihood or severity of operational, infrastructure, water management, energy supply, transportation and other business risks affecting our operations and development projects.
Climate-related physical hazards may disrupt mining and processing activities, damage infrastructure, restrict site access, reduce workforce productivity and constrain the availability of critical resources, including water and energy. Such hazards may also affect our suppliers and the transport and logistics networks on which we depend, interrupting the delivery of critical goods and services to our operations. Severe weather events and changing environmental conditions may also increase maintenance requirements, accelerate asset deterioration and reduce operational flexibility. In addition, climate-related impacts may affect project development schedules, capital requirements and the efficient operation of existing assets.
The physical impacts of climate change may increase operating costs through higher maintenance expenditures, infrastructure upgrades, water management requirements, rehabilitation obligations, insurance costs and business interruption losses. They may also adversely affect production levels, project economics, asset lives and long-term investment decisions. In certain circumstances, severe weather events or chronic changes in climatic conditions could result in production interruptions, damage to infrastructure, reduced operational performance or the impairment of assets and mining operations.
Mining and development projects require long-term capital allocation decisions based on assumptions regarding future environmental and operating conditions. As climate-related physical hazards continue to evolve, they may create additional uncertainty regarding operational performance, resource availability, infrastructure resilience, project economics and long-term asset values. While Harmony continues to assess and manage physical climate-related risks, future conditions may differ materially from current assumptions and planning expectations. Accordingly, climate-related physical risks could materially adversely affect Harmony's production, operating costs, cash flows, project economics, results of operations, financial condition, growth prospects and shareholder value.
Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements
Governments, regulators, investors, lenders, customers and other stakeholders are increasingly focused on reducing GHG emissions and supporting the transition to a lower-carbon economy. Harmony's operations in South Africa, PNG and Australia are subject to existing and evolving climate-related laws, regulations, standards and disclosure requirements. As a result, climate-related policy developments, carbon-pricing mechanisms, emissions-reduction requirements, market expectations and stakeholder demands may increase operating costs, capital expenditure requirements and compliance obligations across our business.
Climate-related regulation continues to evolve in the jurisdictions in which we operate and may include more stringent emissions reporting requirements, carbon taxes, carbon budgets, emissions reduction targets, environmental permitting obligations and climate-related disclosure standards. Future regulatory and policy developments may be broader, more prescriptive or more costly than currently anticipated. In addition, investors, lenders and other stakeholders are increasingly incorporating climate-related considerations into investment decisions, financing assessments and capital allocation processes.
Managing transition-related risks and responding to evolving regulatory and market expectations may require significant investment in renewable energy projects, energy infrastructure, emissions-reduction initiatives, lower-carbon technologies, fleet replacement, operational redesign, reporting systems and other capital-intensive measures. The costs of compliance and transition may increase over time as regulations become more stringent, carbon-pricing mechanisms expand, technologies evolve and stakeholder expectations continue to develop. There can be no assurance that such investments will achieve anticipated operational, economic or environmental outcomes within expected timeframes.
Increasing carbon-related costs, including taxes, levies, compliance expenditures and indirect costs passed through by suppliers, contractors and energy providers, may increase operating costs and reduce profitability. Climate-related regulatory requirements and market developments may also influence project economics, mine planning decisions, Mineral Reserve assumptions and the expected returns from existing operations and future development projects. In addition, the availability, terms and cost of financing may increasingly depend on climate-related performance, risk management practices and disclosure outcomes.
The transition to a lower-carbon economy may also create uncertainty regarding future technologies, energy markets, stakeholder expectations and regulatory requirements. If Harmony is unable to respond effectively to evolving transition-related risks and opportunities, its competitiveness, reputation, access to capital and long-term growth prospects may be adversely affected.

Our South African operations are registered emitters under the National Greenhouse Gas Emission Reporting Regulations,
2016 and are liable for carbon tax under the Carbon Tax Act. The statutory carbon tax rate is currently R308 per tonne of carbon dioxide equivalent ("CO2-e") and is scheduled to increase to R462 per tonne by 2030. Allowances currently available under the
Carbon Tax Act reduce our effective rate, and we expect those allowances to be reduced over time. The pending alignment of carbon budgets under the Climate Change Act 22 of 2024 (the "Climate Change Act") with the Carbon Tax Act creates further uncertainty as to our future effective rate of tax on emissions.
We have provisionally estimated our carbon tax liability to 2030 and beyond. However, the full impact of the Carbon Tax Act remains uncertain. Internally, we have aligned our South African carbon price with the official tax rate. In the short term we may face pass-through costs from suppliers due to increased fuel prices.
Alongside the carbon tax, a carbon fuel levy is imposed under the Customs and Excise Act 91 of 1964 (the "Customs and
Excise Act") as part of the national fuel levy regime. From 1 April 2026, the carbon fuel levy on liquid fuels increased fuel prices by R0.19/litre for petrol and R0.23/litre for diesel, increasing our operational expenses.
The carbon tax has historically represented a relatively low cost. However, we expect available allowances to be reduced and tax rates to increase. Carbon taxes may also apply to electricity generated from fossil fuels. The scheduled increase in the statutory carbon tax rate from R308 per tonne to R462 per tonne represents a 50% increase, although our effective cost could increase by a different amount as allowances are reduced. These rates and longer-term assumptions have been incorporated into our business plans, but we expect the resulting increase in carbon costs to place significant pressure on our business.
Electricity-related GHG emissions represent our largest emission source. Electricity accounts for approximately 22% of our cash costs in South Africa. While cost management is clearly a strategic issue for us, the delivery of a stable and reliable energy supply is even more critical due to its direct impact on both production and health and safety. Additional energy taxes and regulations (such as emission measurement and reduction, audit processes and human resource costs) will significantly affect our operations. We have initiated several renewable energy projects to supplement our energy supply needs and reduce our reliance on electricity supplied by Eskom which is predominantly generated by coal-fired power stations.
The European Union ("EU") began applying the definitive phase of its carbon border adjustment mechanism ("CBAM") on
1 January 2026. CBAM does not currently apply to precious metals. However, CBAMs could be extended to other products
(including precious metals), or adopted in other jurisdictions in the future. While any charge would generally be imposed on the importer and may be reduced to reflect carbon taxes already paid in South Africa, it could affect our competitiveness and impose reporting and disclosure obligations regarding GHG emissions generated in producing our products. We continue to monitor the jurisdictions imposing such mechanisms and the industries and products to which they apply.
Accordingly, decarbonisation requirements, carbon pricing and emerging climate regulation could materially adversely affect Harmony's compliance costs, capital expenditure requirements, operating costs, access to capital, results of operations and financial condition. See "Integrated Annual Report for the 20-F 2026 – Sustainability performance – Climate and energy".
Environmental liabilities, rehabilitation obligations, biodiversity requirements and closure costs may be materially higher than expected
We are subject to extensive environmental regulation in South Africa, Australia and PNG. Compliance costs, regulatory changes and potential non-compliance could have a material adverse effect on our business, operating results and financial condition.
Given the nature of mining and the type of mines we operate, we face a material risk of liability, delays and increased cash costs of production arising from environmental and industrial accidents, pollution and compliance breaches. Our operations generate waste rock, tailings, dust and process water, and involve the handling of hazardous substances. Incidents involving spillage, seepage, air emissions or uncontrolled discharge may result in remediation obligations, regulatory directives, fines, prosecution, civil claims and the suspension of operations.
We are required to rehabilitate land disturbed by our operations and to provide financially for eventual mine closure.
Estimates of rehabilitation and closure costs are inherently uncertain and are affected by changes in environmental legislation and standards, the timing of closure, the discount rates and inflation assumptions applied, the scope of work ultimately required and the outcome of regulatory review. Actual costs may be materially higher than provided for. Additional financial provision may be required in future for rehabilitation purposes, with restrictions on when such money may be accessed; concurrent rehabilitation must be funded from operational budgets without recourse to rehabilitation funds.
Biodiversity requirements are becoming more stringent in the jurisdictions in which we operate. In PNG, mineral policy and sector-specific policies under review include a biodiversity offsets policy, a national oceans policy, a sustainable development policy, an involuntary relocation policy, a national content policy and a mine closure policy and rehabilitation guideline. Offset, protection and monitoring obligations arising from these frameworks may increase project capital and operating costs and affect permitting timelines. In Australia, our operations and projects are subject to Commonwealth and state-based environmental regulation governing approvals, rehabilitation, water management, biodiversity and mine closure. CSA in New South Wales, as an operating underground mine, is subject to ongoing environmental compliance, rehabilitation and closure obligations, while the
Eva Copper Project in Queensland must obtain and maintain the environmental approvals, permits and conditions required to progress the project through development and into operation. Compliance with these requirements, changes in applicable standards, or delays in obtaining or renewing approvals, could increase costs, affect project timelines and adversely affect the economics of our Australian operations and projects.
The National Appeal Regulations, 2025 introduced a category of complex appeals under NEMA and related environmental laws. A complex appeal may take longer to determine because the appeal authority may appoint an advisory appeal panel or expert, undertake a site inspection or use more than one appeal administrator. Delays in resolving appeals concerning environmental authorisations could delay project development or disrupt operations and increase costs.

Accordingly, environmental liabilities, rehabilitation obligations, biodiversity requirements and closure costs could materially adversely affect Harmony's provisions, cash flows, capital allocation, results of operations, financial condition and reputation.
See Item 4: "Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to
Environmental Protection".
We may have exposure to rehabilitate groundwater and land pollution, and financial provisioning requirements may require additional provisions
We may have exposure to rehabilitate potential groundwater and land pollution, which may include salination and radiation contamination, that may exist where we have operated or continue to operate.
Due to the interconnected nature of mining operations at Doornkop, Kusasalethu, Mponeng, Mine Waste Solutions and
Moab Khotsong, any proposed solution to the potential flooding and decant risk posed by deep groundwater needs to comprise a regional solution supported by all mines located in the goldfields and by government in the event of legacy issues. As a result, the Department of Mineral and Petroleum Resources ("DMPR") and affected mining companies are involved in developing a regional mine closure strategy.
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
The Financial Provision Regulations, 2015 impose significantly more stringent obligations than previous guidelines, including mandatory inclusion of preliminary costs, imposition of value added tax ("VAT") at 15%, prohibition on withdrawal of trust funds for concurrent rehabilitation, and ceding of funds to the Minister of Mineral and Petroleum Resources (“Mining
Minister”) for latent liabilities. While the compliance deadline for existing rights has been indefinitely delayed pending new regulations, the ultimate requirements remain uncertain. There are concerns about the ambiguity of current and proposed provisions, which may result in misinterpretation, mis-application and disputes with the Department of Forestry, Fisheries and
Environment (the "DFFE"), any of which could have a material adverse effect on our business, operating results and financial condition.
Under the National Environmental Management Laws Amendment Act, 2 of 2022 ("NEMLAA"), financial provision retained by the Mining Minister must be transferred to government-controlled accounts. We will not control how these funds are used but will remain liable for environmental impacts. If anticipated liabilities do not materialise, there is no mechanism for recovering the funds, creating potential for permanent loss of capital.
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
Groundwater and land pollution rehabilitation exposures and changes in financial provisioning requirements could materially adversely affect Harmony's provisions, cash flows, results of operations and financial condition.
Our operations depend on water use licences and other environmental authorisations
Our operations are subject to water use and other regulatory licences, which may impose significant compliance costs and operational constraints.
Our South African operations are regulated under the National Water Act, 36 of 1998 ("NWA"). Government Notice 7408
required unregistered water users to register specified water uses by July 2026. Any failure by us to have registered applicable water uses or updated required information within the prescribed period could result in additional compliance requirements, penalties or restrictions on the relevant water use.
Our South African operations are predominantly regulated under water permits issued pursuant to the Water Act, 54 of
1956 (the "Water Act"). Notwithstanding this, we have elected to convert all prior existing water uses into water use licences under the NWA to ensure these operations are carried out in accordance with current best practice and water quality standards.
Submissions were made as early as 2003 and we have been working closely with the regional directors in the review process.
Some operations have received draft licences for review and comment before finalisation by the regional directors at the
Department of Water and Sanitation ("DWS"). Kusasalethu, Moab, Mponeng, Mine Waste Solutions, Kareerand and Kalgold
received their final water use licences. We have applied to amend certain conditions that are impracticable to implement in their current form. New licences or amendments may require significant expenditure or changes to water-management practices.
An appeal has been filed by a third party against the Mponeng water use licence. We are of the view that the appellant does not have the necessary standing to bring such an appeal. Harmony disputes the validity of the appeal and is opposing it through the appropriate legal and administrative processes. While the appeal automatically suspends our water use licence, the suspension has been lifted by the Minister of Water and Sanitation. The appeal has been provisionally suspended pending settlement discussions with the appellant. An adverse outcome could affect Mponeng’s water use authorisation and operations.
When future water use licences are issued, we may be required to implement alternative water-management measures that result in significant costs. Failure to obtain licences on favourable terms could have a material adverse effect on our results of operations and financial condition.

Failure to comply with the conditions of a water use licence may result in the competent authority issuing a compliance notice or directive instructing us to take measures to correct the non-compliance and, in some instances, to cease operations pending its resolution. Failure to comply with a water use licence is an offence that may result in prosecution. Upon conviction, a court may impose fines, damages, director and employee liability or imprisonment, which could have a material adverse effect on our business, operating results and financial condition.
The NWA also imposes a duty of care on us to prevent pollution or contamination of water resources; failure to implement reasonable measures could result in a directive, prosecution, or the authority implementing remedial measures and recouping the cost from us.
Acid mine drainage at any of our mines could increase pumping and treatment obligations, require additional expenditure and affect our ability to comply with water use licence requirements, which could have a material adverse effect on our business, operating results and financial condition.
Obligations to pump and treat extraneous water must be addressed in our final closure plans. We are responsible for these liabilities until a closure certificate is issued pursuant to the MPRDA and potentially thereafter under NEMA. This liability is discussed in more detail in Item 4: "Information on the Company – Business Overview – Regulation – Laws and Regulations
Pertaining to Environmental Protection – South Africa – The NEMA". See also Item 3D: "Risk Factors – Risks Related to
Operations and Business Resilience – Water ingress, pumping obligations at adjacent closed mines, flooding and decant risk could interrupt operations and create long-term liabilities".
The National Water Amendment Bill, 2026 (the "NWA Bill") was introduced in Parliament on 21 January 2026, and the
Portfolio Committee on Water and Sanitation adopted a motion of desirability on 2 June 2026, allowing the NWA Bill to proceed through the parliamentary process, including public participation. The NWA Bill proposes several changes that could affect our operations, including empowering the Minister of Water and Sanitation to declare Strategic Water Source Areas ("SWSA") within which new mining-related water use licences may be restricted or refused, introducing "fit and proper" requirements that could allow non-compliance at one Harmony operation to affect licensing decisions at others, permitting curtailment of existing lawful water use entitlements, and increasing penalties for offences under the NWA to up to R10 million and 10 years' imprisonment.
The NWA Bill has not been enacted, and its final form remains uncertain.
In Queensland, a water licence is required to authorise the take of groundwater from a bore or borefield only where the bore is in an area where groundwater is managed, being within an identified groundwater unit of a relevant water plan. The
Queensland Government has confirmed that this is not applicable to the Eva Copper target groundwater sources.
In New South Wales, water extraction is regulated under the Water Management Act 2000 ("NSW") through licences, associated works and use approvals. The operation is also subject to development consent, mining leases and an environment protection licence, which impose enforceable operational and environmental conditions. Failure to comply with licence conditions may result in a stop order, licence cancellation or civil penalties. CSA owns two groundwater water access licences to support extraction from its borefields and also holds water entitlements associated with the regulated Macquarie River system.
In PNG, a single project-comprehensive EP is issued by the Managing Director of CEPA under the Papua New Guinea
Environment Act 2000 ("PNG Environment Act"). The permit includes provisions for both water extraction and treated waste water discharge, and an annual administration fee is payable.
Should we breach any obligation in complying with the provisions of any permit or licence, or with any law or regulation under which it was issued, the permit or licence could be suspended or cancelled, or we could be subject to fines or other sanctions.
Accordingly, delays in obtaining, or the amendment, suspension or cancellation of, water use licences and other environmental authorisations could materially adversely affect Harmony's ability to operate, its compliance costs, results of operations and financial condition. See "Integrated Annual Report for the 20-F 2026 – Sustainability performance – Water stewardship".
A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed
DSTP at Wafi-Golpu could materially adversely affect the project and our business
Harmony faces inherent risks in managing uneconomic milled-ore residue, often mixed with water and known as tailings, including through the operation of TSFs and the use of other tailings-management methods such as DSTP. TSFs are engineered structures built to contain tailings; DSTP systems use engineered pipelines and mixing infrastructure to place tailings at depth below the sea surface. At our existing operations, tailings are managed only through TSFs and related infrastructure, while DSTP is the tailings-management method authorised under the existing EP for the proposed Wafi-Golpu Project.
Most of our TSFs are located in South Africa, where many are dormant or are being reclaimed through re-mining, and active deposition is concentrated at a smaller number of facilities. We also operate TSFs in Australia and PNG. Our active South
African TSFs are predominantly upstream-constructed, and their stability depends on the management of phreatic levels, freeboard and the rate of rise.
The safe design, construction, operation, monitoring and closure of TSFs and related infrastructure are critical to the sustainability and continuity of our operations. Our TSFs are exposed to risks including extreme rainfall and flooding, overtopping, internal erosion or piping, seepage, slope, foundation or other geotechnical instability, seismic activity (including mining-induced seismicity), design or construction deficiencies, equipment malfunction, operational failure and human error.
These risks may change during a facility’s lifecycle and may be exacerbated by changing climatic, environmental or operating conditions. Conditions requiring remediation, such as seepage or elevated phreatic levels, are identified at our TSFs from time to time.

We manage our TSFs in accordance with applicable laws and engineering standards and through governance, monitoring and assurance processes informed by selected elements of the Global Industry Standard on Tailings Management ("GISTM"),
where applicable. However, these measures cannot guarantee that a failure or other significant incident will not occur, or that a developing condition will be identified sufficiently in advance to prevent or mitigate its consequences.
A dam failure or other significant failure at one of our TSFs, including a failure involving a release of tailings, could lead to loss of life, serious injury, damage to communities, property and infrastructure, and extensive or permanent environmental harm.
These impacts may be more severe where communities or infrastructure are located near a facility. Such a failure could also result in the interruption of mining or processing activities and the suspension or curtailment of operations by regulatory authorities. It could require significant emergency-response, remediation, rehabilitation and community-recovery expenditure, and could give rise to investigations, prosecutions, civil proceedings, compensation claims, significant fines, penalties and damages, increased closure obligations and other material liabilities. Our insurance may not cover all losses arising from a failure at our active TSFs, and certain dormant and re-mining TSFs are not insured, in which case we would bear the full cost of an incident.
Our existing and proposed TSFs are subject to jurisdiction-specific dam-safety, mining, environmental and other requirements, including the National Water Act and applicable mine-residue standards in South Africa, and relevant Australian and PNG requirements. Failure to comply with these requirements could result in fines, operating restrictions, suspension of deposition or other activities, increased expenditure and other legal or regulatory consequences.
Tailings facility failures globally, including in South Africa during 2026, have prompted increased regulatory and stakeholder scrutiny across the industry, which may result in amended or new environmental, social, health and safety legislative frameworks, more stringent conditions for the construction and operation of tailings facilities, changes in project permitting processes, additional monitoring, emergency-preparedness or financial assurance requirements, and increased criminal and civil liability for companies, officers and contractors. Compliance with evolving laws, technical standards and stakeholder expectations may require additional capital and operating expenditure, remediation or facility upgrades and could limit or delay the use, expansion or construction of TSFs.
Actual or perceived environmental, marine, livelihood or human-rights impacts associated with DSTP could intensify community or stakeholder opposition and may result in additional legal claims, regulatory proceedings or financing constraints.
Adverse outcomes in existing or future proceedings, the imposition of additional permit conditions, or a requirement to adopt an alternative tailings management method could delay development, increase capital and operating costs, affect project economics or reduce the value of the project. Should we breach any obligation under our EP or the PNG Environment Act, the permit could be suspended or cancelled, or we could be subject to fines or other sanctions.
Accordingly, a TSF failure or another significant TSF-related incident, or adverse developments concerning the proposed use of DSTP at Wafi-Golpu, could materially adversely affect our production, operating and capital costs, cash flows, results of operations, financial condition, project value, growth prospects, reputation, social licence to operate and the market price of our securities. See Item 8: "Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings"
and "Integrated Annual Report for the 20-F 2026 – Sustainability performance – Tailings management".
Failure to maintain our social licence to operate could affect current and future operations
Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with, and in some cases to go beyond, our legal obligations could result in lawsuits, additional operational costs, investor divestment and loss of our social licence to operate. We face increasing expectations to provide social investment beyond our legal obligations, particularly as communities demand services and basic infrastructure from companies such as Harmony where gaps in local government service delivery are perceived or experienced.
The socio-economic landscape in the regions in which we operate, including high unemployment, inequality, service delivery shortfalls and, in certain areas, elevated levels of crime and social instability, may adversely affect our operations and profits. Stakeholder pressure takes many forms, including the loss of licence to operate, lawsuits and investor withdrawal, with potential consequences including reputational damage and increased social spending obligations. There is also increasing action by members of the financial and investment communities, including asset managers, sovereign wealth funds, public pension funds and universities, to promote improvements in ESG performance.
Existing and proposed mining operations are often located at or near towns, villages, other infrastructure or natural watercourses. The impacts of dust generation, waste storage, and water quality or shortages may be immediate and directly adverse to those communities. Poor environmental management practices, in particular adverse changes in the supply or quality of water, can result in community protest, regulatory sanction or ultimately the withdrawal of community and government support.
In South Africa, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018
(“Mining Charter III”), imposes obligations regarding increased participation by HDPs in ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity, together with mine community development commitments recorded in social and labour plans ("SLPs"). Failure to meet these commitments may result in regulatory action affecting our mining rights.

In Australia, mining is subject to the Native Title Act 1993 (Cth). Any "future act" on land or waters that will affect native title rights and cultural heritage interests is subject to native title processes intended to protect those rights and interests through a right to negotiate, enabling affected parties to reach agreement on the terms of consent concerning proposed future acts, including monetary compensation, employment and training, contracting opportunities and cultural heritage. These arrangements may be documented in Indigenous Land Use Agreements registered with the National Native Title Tribunal.
Changes to native title legislation, evolving interpretations of native title rights, or failure to maintain positive relationships with native title holders could result in challenges to our agreements, delays in obtaining necessary consents for future exploration and mining activities, increased costs or restrictions on our ability to conduct operations.
In PNG there is no native title or similar regime, but the majority of land is held under customary ownership. We are required under the PNG Mining Act and the PNG Environment Act to pay landholders compensation for loss or damage sustained arising from our exploration or mining activities. In certain prescribed instances the quantum of these payments is regulated; otherwise it is negotiated, with determination by a mine warden in the event of disagreement. It is practice under the
PNG mining regime for mining lease and special mining lease holders to enter into a negotiated Community Development
Agreement ("CDA") (previously referred to as a Memorandum of Agreement ("MOA")), with the PNG Government, affected provincial and local level governments, affected landholders and other stakeholder organisations regarding the sharing of benefits derived from mining operations. These benefits generally include participation in royalties payable to the PNG
Government and may extend to local infrastructure projects and other social performance objectives.
Disruptions to operations or delays in projects attributable to a lack of community support or to community action can translate directly into loss of production, increased operational costs, a decrease in the value of a project, or an inability to bring a project to, or maintain, production. Our PNG operations have on occasion been disrupted by the blockading of access routes by landholders and occupants of the land the subject of those operations. These disruptions arise from a range of operational and non-operational grievances, including non-distribution by the PNG Government to local communities of mine-derived royalties and other benefits, inter-community land ownership disputes, dissatisfaction with local or regional infrastructure or service delivery, and local business rivalries regarding the provision of goods and services to the operations.
Accordingly, the loss or erosion of our social licence to operate, and the cost of implementing measures to support sustainable development, could materially adversely affect Harmony's production, capital and operating costs, project delivery, reputation, results of operations and financial condition. See "Integrated Annual Report for the 20-F 2026 – Sustainability
performance – Empowering communities".
We may fail to meet ESG performance expectations and published targets, which could affect reputation, stakeholder confidence and access to capital
Harmony operates in an environment of increasing scrutiny regarding ESG performance from multiple stakeholder groups, including investors, lenders, local communities, regulatory authorities and NGOs. Investment capital allocation decisions, lending decisions and stakeholder engagement are increasingly driven by assessments of ESG performance, particularly regarding the safe operation of mines, mitigation of local environmental and community impacts, reduction of GHG emissions, ethical standards, workplace culture, human rights protections, regulatory compliance and supply chain credibility.
Failure to meet internally or externally adopted ESG standards, or to satisfy stakeholder expectations regardless of legal obligation, could result in significant reputational damage, loss of social licence to operate, litigation and constrained access to capital from investors and lenders who may reallocate or decline to commit capital based on their assessment of our ESG practices. Certain financial institutions from which we borrow may require compliance with internationally recognised environmental, health, safety and social standards and benchmarks, and deviation from such standards could adversely affect our existing financing arrangements and our ability to secure future financing.
Beyond local regulatory compliance, our operations are subject to increasingly stringent internationally recognised standards and benchmarks. Companies registered in Organisation for Economic Co-operation and Development ("OECD")
member countries are subject to OECD complaint processes regarding alleged breaches of the OECD Guidelines occurring anywhere in the world. Harmony Gold Australia Proprietary Limited ("HGA") has been the subject of such a complaint, and of an adverse Examiner finding, as described under "A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed DSTP at Wafi-Golpu could materially adversely affect the project and our business"
above.
Harmony has published quantitative targets and metrics relating to ESG aspects including GHG emissions, energy use and water management, which are subject to regular public reporting and external scrutiny. Our ability to meet these targets depends on our own operational actions, on regulatory policy frameworks and government actions in the countries where we operate, on clear and timely regulatory guidance, and on the actions of participants in our value chain and broader society.
Unforeseen factors beyond our control, including changes in regulatory regimes, unavailability of requisite technologies, economic constraints, supply chain disruptions or slower-than-anticipated societal transitions, could impede our progress toward these targets. Failure to meet published targets could expose us to reputational damage, litigation risk from stakeholders and loss of investor confidence.
ESG-related matters, including climate change, diversity, human rights and responsible business conduct, have become increasingly subject to political, regulatory and stakeholder scrutiny in certain jurisdictions, including the United States. Our policies and practices regarding these and other ESG-related matters, including previously established goals and initiatives and any disclosures mandated by non-US laws, may expose us to legal and reputational risks, including orders, investigations, litigation, media scrutiny, boycotts and negative publicity. Jurisdictional differences and evolving regulatory landscapes create conflicting expectations among stakeholder groups, and we may be unable to satisfy the divergent expectations of all stakeholders.

Accordingly, the cumulative effect of ESG stakeholder expectations, regulatory developments, published targets and political controversy could materially adversely affect Harmony's reputation, social licence to operate, stakeholder relationships, compliance costs, access to capital, results of operations, financial condition and the market value of our ordinary shares and
ADSs.
Risks Related to Technology, Cybersecurity and Digital Resilience
Technology failures could disrupt mining operations and business continuity
We are dependent on a number of highly integrated communication, IT and operating technology ("OT") systems across multiple international jurisdictions to support our business operations. These systems support hoisting, ventilation, pumping, processing, fleet management, planning, financial reporting, payroll and stakeholder communications.
Damage to or interruption of our IT or OT systems, whether due to incidents, human error, natural events or malicious acts, may result in important data being irretrievably lost, exposed or damaged, and may disrupt production, delay reporting and impair decision-making. As part of our ongoing efforts to enhance operational efficiency, we are migrating aspects of our IT infrastructure to the cloud. This could give rise to several risks, including higher than projected initial migration and ongoing operational costs, increased exposure to cybersecurity threats, difficulty complying with various data protection regimes, and operational impacts due to unstable or insufficient internet infrastructure where operations are located in remote areas.
We outsource several digital technology functions and applications to third-party vendors, including cloud infrastructure, data centre management, server and personal computing support, enterprise resource planning, business applications, email and digital documents. These engagements may affect our overall technology resilience, and a failure at a key vendor may disrupt our operations.
Accordingly, major disruption to our IT or OT systems could materially adversely affect Harmony's production, business continuity, reporting integrity, operating results and financial condition.
Cybersecurity incidents may materially disrupt operations and expose Harmony to financial and reputational harm
The mining industry has become increasingly reliant on digital technologies, which enable us to conduct day-to-day operations, improve safety and efficiency and reduce costs. However, as reliance on technology increases, we become more susceptible to the persistent threat of cybersecurity breaches such as cybercrime, ransomware and cyber-activist attacks.
The sophistication and magnitude of cybersecurity incidents are increasing. Such incidents include malicious software, ransomware, unauthorised attempts to access data, and breaches involving electronically stored or otherwise protected information. They could lead to production downtime, operational delays, safety incidents, compromise of confidential or otherwise protected information, destruction or corruption of data, and manipulation or other improper use of our systems and networks. Cybersecurity breaches through third-party solutions have also become increasingly frequent.
Ransomware-related threats increased significantly across the mining industry during fiscal 2026 and the preceding year, with several high-profile organisations experiencing disruption over the last 12 to 24 months. The information security management system protecting our IT and OT systems may not prevent future malicious action, including denial-of-service attacks, ransomware attacks or fraud by individuals, groups or organisations, resulting in the unavailability of IT systems and data and the theft of commercially sensitive data. Such sensitive data may include commercial price outlooks and information concerning mergers, acquisitions and divestment transactions, and incidents may result in the misappropriation of funds and disruption to our business operations.
We undertake various measures to follow established best practice in relation to cybersecurity. However, the increasing sophistication and evolving nature of cybersecurity threats may lead to future breaches and sophisticated attacks, such as phishing and ransomware, despite our efforts. This is particularly the case with new and evolving technologies such as AI, including generative AI; as these technologies improve and gain widespread use, we may experience attacks created using them that are difficult to detect and defend against.
While our insurance programme includes limited coverage for cyber-related crimes and incidents, there can be no assurance that any cybersecurity incident will be adequately covered by insurance, if at all.
Accordingly, cybersecurity incidents could materially adversely affect Harmony's operational continuity, data integrity, remediation and insurance costs, reputation, results of operations and financial condition. See Item 16K: "Cybersecurity".
Failures of our IT security processes and violations of data protection laws may result in regulatory penalties, fines and reputational damage
We consider and mitigate regulatory and legal risks arising from cybersecurity and data protection requirements across the jurisdictions in which we operate. Breaches of IT security processes or violations of privacy laws could result in operational disruption, regulatory penalties, sanctions, reputational damage and financial loss, and may lead to public and private censure.
South Africa's comprehensive privacy law, the Protection of Personal Information Act, 4 of 2013 ("POPIA"), became effective on 1 July 2020. Harmony employs approximately 45,000 staff. Failure to protect their data and to comply with POPIA may lead to penalties and fines of between R1 million and R10 million and/or imprisonment. We may also have insufficient insurance coverage for any data protection breaches, including in respect of POPIA.

In Australia, our data practices must comply with the Privacy Act 1988 (Cth) (the "Privacy Act") and state-based surveillance laws. The Privacy Act regulates the manner in which individuals' personal information is handled and includes a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner ("OAIC")
and to affected individuals where the breach is likely to result in serious harm. Following a series of high-profile data breaches in
2022 involving both government agencies and public companies, the Australian Parliament passed the Privacy Legislation
Amendment (Enforcement and Other Measures) Act 2022, which introduced significantly increased penalties for serious or repeated privacy breaches and increased the OAIC's ability to resolve breaches.
Harmony maintains records of its international shareholders. The General Data Protection Regulation ("GDPR") became applicable on 25 May 2018, as an EU-wide framework for protecting personal data processed in or outside the EU based on certain application criteria. Failure to comply with the GDPR may lead to a fine of up to 4% of a company's worldwide turnover or up to €20 million. The GDPR was retained in UK domestic law under the European Union (Withdrawal) Act 2018 and amended by regulations made under that Act to form the UK General Data Protection Regulation (the “UK GDPR”). Failure to comply with the UK GDPR may lead to a fine of up to £17,500,000 or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. Both the GDPR and the UK GDPR have a scope extending beyond the borders of the EU and the United
Kingdom respectively.
We are also subject to data and consumer protection laws in other jurisdictions, including the United States and PNG, where such laws continue to evolve. Non-compliance may result in substantial costs, require changes to business practices and result in adverse operational and financial consequences.
Accordingly, failures of our IT security processes and violations of data protection laws could materially adversely affect
Harmony's regulatory standing, compliance and remediation costs, reputation, results of operations and financial condition.
Emerging technologies, including AI, may introduce new operational, legal and governance risks
Harmony is adopting AI and other emerging technologies within its IT systems, and leverages AI embedded within third-
party solutions used in its mining operations. AI tools may also be used by our contractors and by third parties with whom we conduct business.
The use of AI may not meet existing and rapidly evolving regulatory standards and could introduce security risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Outputs generated by AI systems may be inaccurate, biased or unexplainable, and reliance on such outputs in operational, geological, financial or human resources decision-making may lead to poor outcomes for which we remain accountable. The regulatory framework governing
AI is developing rapidly and inconsistently across the jurisdictions in which we operate, creating compliance uncertainty.
Limited expertise and skills shortages could prevent Harmony from effectively using or promptly implementing AI and other emerging technologies, which may in turn place us at a competitive disadvantage relative to peers who deploy them more successfully.
Accordingly, the adoption of emerging technologies, including AI, could materially adversely affect Harmony's data security, regulatory compliance, decision-making quality, competitive position, results of operations and financial condition.
Risks Related to Regulation, Compliance, Governance and Legal Matters
Laws governing mineral rights affect our business and our mining rights could be altered, suspended or cancelled
Laws governing mineral rights affect our business and could impose significant costs and obligations. Mineral rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including breaches of our obligations in respect of those rights.
Our operations in South Africa, Australia and PNG are subject to legislation regulating mineral rights. Certain of our properties may be subject to the rights or asserted rights of community stakeholders, including indigenous peoples. Our ability to develop and operate mining interests also depends on maintaining valid mineral titles, leases, surface rights, access arrangements and related consents. Defects in, disputes concerning, or the loss or non-renewal of those rights or arrangements could delay, restrict or prevent development or operations and increase our costs.
South Africa
In South Africa, we are governed by the MPRDA. See Item 4: "Information on the Company – Business Overview –
Regulation – Mineral Rights – South Africa – MPRDA" for a description of the principal objectives set out in the MPRDA.
The South African Government published the draft Mineral Resources Development Bill of 2025 (the "MPRD Bill") for
public comment and, as at the date of this annual report on Form 20-F, the MPRD Bill has not been enacted and remains under consideration following completion of the public consultation process.
There is a large degree of uncertainty regarding the changes that will be brought about in the event that the MPRD Bill is made law in its current form.
In August 2026, the South African Government published the draft General Mining Laws Amendment Bill for public comment. The General Mining Laws Amendment Bill is intended to strengthen the legislative framework applicable to illegal mining, and proposes amendments to four statutes, the creation of specific criminal offences relating to illegal mining, expanded enforcement powers, and materially increased penalties of up to R100 million or 30 years' imprisonment for certain offences.
As of the date of this annual report on Form 20-F, the General Mining Laws Amendment Bill remains subject to the public consultation process and has not been enacted.
The Mining Charter

Mining Charter III imposes obligations and increased participation by HDPs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements.
While the ownership requirement for HDPs in relation to existing mining rights has not increased (provided that we met the
26.0% requirement under the 2010 amendment to the Mining Charter (the "Amended Charter")), we may be required to comply with new HDP ownership requirements in relation to any renewals, consolidations and transfers of our existing rights and any applications for new mining rights. The increased HDP requirements in relation to employment equity, procurement of goods and services and enterprise and supplier development may result in additional costs being incurred by us, which could have a material adverse effect on our results of operations and financial condition.
We cannot guarantee that we will meet all the targets set out by Mining Charter III. Should we breach any obligations in complying with the MPRDA or Mining Charter III, our existing mining rights in South Africa could be suspended or cancelled by the Mining Minister in accordance with the provisions of the MPRDA. Any such breach may also influence our ability to obtain any new mining rights. Any such suspension or cancellation could have a material adverse effect on our results of operations and financial condition.
Laws governing health and safety affect our business and could impose significant costs and burdens
In South Africa, the MHSA requires the employer to implement various measures to ensure, as far as reasonably practicable, the safety and health of persons working at a mine. Although the employer may allocate certain health and safety responsibilities to independent contractors by agreement, contractor employees working at the mine are regarded as the employees of the employer for purposes of the MHSA, and such agreements do not relieve the employer of its statutory duties.
The obligations of the employer include the identification and assessment of risk, implementation of codes of practice and standards setting out safe work procedures, proper and appropriate training, supervision, medical surveillance for employees exposed to health hazards and the provision of safe equipment, machinery and personal protective equipment. Further, pursuant to the MHSA we must ensure compliance with various licences, permissions or consents that have been issued to us pursuant to the various provisions of applicable legislation.
In June 2022, the then Minister of Mineral Resources and Energy released a draft Mine Health and Safety Amendment Bill,
2022 (the "MHSA Amendment Bill") for public comment which closed 29 July 2022. In October 2024, the Mining Minister published in the Government Gazette an explanatory summary and notice of intended introduction of an updated draft bill (the
"MHSA Amendment Bill, 2024"). The MHSA Amendment Bill, 2024 was formally introduced in the National Assembly as the
Mine Health and Safety Amendment Bill and referred to the Portfolio Committee on Mineral and Petroleum Resources on 7 April
2026. In July 2026, the Portfolio Committee issued a notice inviting interested individuals and relevant stakeholders to submit written comments and to indicate an interest in making an oral submission. The MHSA Amendment Bill, 2024 remains before the
Portfolio Committee and has not been enacted.
If enacted, the MHSA Amendment Bill, 2024 would amend certain provisions of the MHSA. The MHSA Amendment Bill,
2024 contains a number of provisions which, if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment Bill, 2024 provides for (among other things) an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly chief executive officers), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programmes. The MHSA Amendment Bill, 2024 also proposes a criminal liability provision, sometimes referred to as “corporate manslaughter” under which an employer commits an offence if it contravenes or fails to comply with a duty in terms of Chapter 2 of the MHSA and that contravention or failure results in a person's death, serious injury or serious illness, or a health-threatening occurrence. These provisions could limit the defences available to an employer and increase our compliance costs and potential liability.
Our operation in Queensland is governed by mine-specific laws, primarily the Mining and Quarrying Safety and Health Act
1999 (Qld) (the "MQSH Act") and the Mining and Quarrying Safety and Health Regulation 2017 (Qld) (the "MQSH
Regulations"). Other Queensland health and safety legislation, including the Work Health and Safety Act 2011 (Qld) and the
Work Health and Safety Regulation 2011 (Qld), may apply to workplaces or activities falling outside the scope of the mine-
specific legislation.
Our operation in New South Wales is governed by mine-specific laws, primarily the Work Health and Safety (Mines and
Petroleum Sites) Act 2013 (NSW) and associated regulations, codes of practice and guidelines.
Operations in PNG are subject to the PNG Mining (Safety) Act 1977 (the "PNG Mining (Safety) Act"), the PNG Mining
Safety Regulation 1935, as updated, the PNG Mining Act, the PNG Industrial Safety, Health and Welfare Act 1961 and its
regulations. In June 2021, the PNG Ministry of Mining released the draft Mine & Works (Safety & Health) Bill 2021 which, if enacted, would repeal and replace the PNG Mining (Safety) Act. The Mine & Works (Safety & Health) Bill has not yet been enacted, and its future remains uncertain.
There is a risk that the cost of providing the measures prescribed by health and safety legislation across our jurisdictions could increase in future depending on changes to underlying legislation, legal claims and the profile of our employees. Any such increase could be substantial but is currently indeterminate.
Accordingly, health and safety legislation, regulatory intervention and changes in applicable standards could materially adversely affect Harmony's production continuity, compliance costs, results of operations and financial condition.

Changes to mining, environmental, safety, water and other resource-related laws could materially increase our costs and liabilities
Harmony operates in three jurisdictions with active and evolving legislative agendas affecting mining, environmental protection, safety, water use, community development, taxation and closure. Legislative and regulatory change may occur with limited notice, may be subject to varying interpretation, and may apply retrospectively to existing operations, permits and provisions.
New or amended requirements may increase compliance costs, require additional capital expenditure, extend permitting timelines, impose more stringent conditions on existing authorisations, increase rehabilitation and closure provisioning, expand the scope of matters for which directors and officers may bear personal liability, or restrict our operational flexibility. Where requirements lack specificity or are untested, we may incur cost and delay in establishing compliance positions, and we may be exposed to enforcement action notwithstanding good-faith efforts to comply.
The Australian Government has commenced the 2026–27 review of the Safeguard Mechanism, which is considering post-2030 baseline decline rates and other scheme settings. To the extent that CSA, the Eva Copper Project or any related facility is or becomes subject to the Safeguard Mechanism, more stringent settings could require us to reduce emissions, surrender Australian Carbon Credit Units or Safeguard Mechanism Credits, or incur additional capital and operating costs, which could adversely affect the economics of our Australian operations and projects and our results of operations and financial condition.
Accordingly, changes to mining, environmental, safety, water and other resource-related laws and regulatory requirements could materially increase Harmony's costs and liabilities and could materially adversely affect its operations, cash flows, results of operations and financial condition.
Litigation, regulatory proceedings and other legal disputes may result in material losses and operational disruption
We are subject to litigation, arbitration and other legal proceedings arising in the normal course of business, and we may become involved in disputes that result in litigation. Potential future litigation may arise from a variety of causes, including business activities, environmental, health and safety matters, share price volatility, unlawful community protest action and failure to comply with disclosure obligations. The results of litigation, arbitration and other legal proceedings cannot be predicted with certainty, but could include costly damage awards or settlements, fines, and the loss of licences, concessions or rights.
In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts, or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa. An adverse or arbitrary decision of a foreign court could have a material adverse impact on our financial performance, cash flow and results of operations. Should we be unable to resolve disputes favourably or to enforce our rights, this may have a material adverse impact on our financial performance, cash flow and results of operations.
Our most significant identified legal exposures concern the silicosis and tuberculosis class action settlement and related provision, described above under "– Exposure to mining-related health hazards may result in occupational disease and significant long-term liabilities and costs", and the judicial review proceedings and OECD complaint concerning the EP and proposed DSTP method for the Wafi-Golpu Project, described above under "A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed DSTP at Wafi-Golpu could materially adversely affect the project and our business".
Accordingly, litigation, regulatory proceedings and other legal disputes could materially adversely affect Harmony's cash flows, provisions, project development, reputation, results of operations and financial condition. See Item 8: "Financial
Information – Consolidated Statements and Other Financial Information – Legal Proceedings".
We have identified material weaknesses in internal control over financial reporting, which may adversely affect investor confidence
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS as issued by the IASB. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. We have invested in resources to manage the documentation and assessment of our system of disclosure controls and our internal control over financial reporting. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance.
In connection with the preparation of our consolidated financial statements for the year ended 30 June 2026, management concluded that our internal control over financial reporting was not effective as of that date due to four material weaknesses.
One was newly identified during the year, and three were previously identified material weaknesses that had not been fully remediated. Certain underlying control deficiencies resulted in errors in payroll provisions and accruals and material errors in depreciation and deferred taxation, which have been corrected through the restatement of comparative information in our consolidated financial statements. Management continues to implement remediation measures. The material weaknesses will not be considered remediated until the relevant remedial actions have operated for a sufficient period and management has concluded, through testing, that they are effective. See Item 15 for further information regarding the material weaknesses and the status of the remediation measures as at 30 June 2026.

If we are unable to successfully remediate the identified material weaknesses, or if we experience additional material weaknesses in future, we may be required to revise or restate previously issued financial statements or other public disclosures.
We may also incur additional audit, assurance and compliance costs, devote significant management resources to remediation activities, or experience delays in the preparation and filing of financial reports. Investors may lose confidence in the reliability of our financial statements, and we could become subject to SEC investigation, enforcement action, civil monetary penalties or other sanctions, which could result in significant costs and reputational damage.
Investors, lenders, analysts and other stakeholders rely on the accuracy and integrity of our reported information when assessing our financial condition, operating performance, capital allocation, decisions and future prospects. Actual or perceived weaknesses in governance, risk management, internal controls or disclosure procedures may increase our cost of capital, affect financing flexibility and divert management attention from operational and strategic priorities.
Accordingly, the identified material weaknesses, any failure to remediate them, and any future control deficiencies could materially adversely affect Harmony's financial reporting integrity, reputation, access to capital, share price, results of operations and financial condition. See Item 15: "Controls and Procedures".
Compliance with new and changing corporate governance and public disclosure requirements increases our costs of compliance
Laws, regulations and standards relating to accounting, corporate governance and public disclosure, "conflict minerals"
and "responsible" gold, SEC regulations and other listing requirements applicable to us are subject to change and can create uncertainty for companies such as ours. New or changed laws, regulations, codes and standards could lack specificity or be subject to varying interpretation, and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher compliance costs as a result of ongoing revisions to governance standards.
As a company with a primary listing on the JSE and a listing on the New York Stock Exchange Inc. ("NYSE"), we are subject to the requirements of two regulatory regimes, including the King V Code on corporate governance and the JSE Listings
Requirements in South Africa and the requirements of the SEC and the NYSE in the United States. Divergence or change in these requirements may increase the complexity and cost of compliance.
We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations, codes and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Accordingly, compliance with new and changing corporate governance and public disclosure requirements could materially adversely affect Harmony's compliance costs, management capacity, results of operations and financial condition.
Corruption, bribery, fraud and other compliance failures may result in penalties, operational restrictions and reputational damage
Harmony operates across multiple jurisdictions, including those with less developed political and regulatory environments, and is subject to a broad range of anti-corruption, anti-bribery, anti-money laundering, sanctions, competition, data protection, securities, mining, environmental, labour and other compliance requirements. Our business involves interactions with governments, regulators, state-owned entities, suppliers, contractors, joint venture partners, customers, local communities, traditional authorities and other stakeholders. As a result, we are exposed to the risk that employees, contractors, agents, business partners or other third parties may engage in conduct that violates applicable legal requirements, internal policies, codes of conduct or contractual obligations.
Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices. Our Code of Conduct and Behavioural Code, among other policies, procedures, standards, guidance and related training, may not prevent instances of unethical or unlawful behaviour, including bribery or corruption, nor do they guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.
The mining industry may be exposed to heightened corruption, fraud and governance risks due to factors such as licensing and permitting processes, procurement activities, customs procedures, land access arrangements, community engagement obligations, local participation requirements and interactions with public officials. The increasing scale and geographic diversity of Harmony's operations, projects and business relationships may also increase the complexity of monitoring compliance and enforcing consistent standards across the organisation and its value chain.
To the extent that we suffer any actual or alleged breach of relevant laws, including anti-bribery and corruption legislation in the countries we operate in or the US Foreign Corrupt Practices Act of 1977, this may lead to investigations and examinations, fines, penalties, imprisonment of officers, litigation, loss of operating licences or permits, suspension of operations, debarment from business opportunities and negative effects on our reported financial results. Compliance failures involving third parties may present similar risks where Harmony is alleged to have failed to exercise adequate oversight, or where misconduct is attributed to activities undertaken on our behalf.
Significant compliance failures or allegations of misconduct may damage our reputation, weaken stakeholder trust and adversely affect our social licence to operate. Such events may also restrict access to capital, increase financing costs and reduce our ability to pursue acquisitions, partnerships, permits, licences and strategic growth opportunities.
Accordingly, corruption, bribery, fraud and other compliance failures could materially adversely affect Harmony's reputation, operating activities, project development, cash flows, results of operations, financial condition, growth prospects and shareholder value.

Increased audit and compliance requirements could result in higher costs, increased management demands, and delays in financial reporting
The Company's external audit and financial reporting processes require significant management time and resources. The complexity of the Company's global mining operations, financial reporting environment and internal control framework may result in a higher level of audit effort and increased audit and other compliance-related costs.
Changes in regulatory requirements, accounting standards, audit procedures or auditor expectations may require management to devote additional resources to assessing, documenting, implementing and monitoring financial reporting processes and controls. These activities may divert management attention from other business priorities and could increase administrative and compliance costs.
If the Company is unable to effectively manage these demands, the preparation and completion of periodic financial reporting and other regulatory filings could be delayed, which may adversely affect the Company's reputation, compliance obligations and relationships with investors and regulators.
Future restatements or corrections could adversely affect investor confidence and expose us to additional costs and liability
As part of the audit of our financial statements, certain accounting positions relating to prior periods were reconsidered, resulting in the identification and correction of errors in previously issued financial statements.
Two errors relating to prior periods were identified and corrected through the restatement of the comparative financial information presented in the current-period financial statements. The restatement reflects the correction of these errors and the resulting revisions to the affected comparative amounts and related disclosures.
As a result of the restatement, we may face increased scrutiny from investors, analysts, regulators and other stakeholders regarding the reliability of our financial reporting, which could affect investor confidence in our financial disclosures and could contribute to volatility in the market price of our securities. We may also be subject to litigation, regulatory inquiry or other claims arising from the restatement, the costs and outcomes of which cannot be predicted with certainty. In addition, management resources continue to be committed to remediating the material weaknesses in internal control over financial reporting described elsewhere in this risk factors section, which may divert attention and resources from other aspects of our business.
Accordingly, the restatement of our previously issued financial statements, and any future restatement, correction or other adjustment to our financial statements, could adversely affect investor confidence, our reputation, our compliance costs and our results of operations and financial condition. See note 38 "Restatement of comparative information" to our consolidated financial statements set forth beginning on page F-1, Item 5: "Operating results – Restatement of prior-year comparatives" and Item 15:
"Controls and Procedures".
Risks Related to Our Ordinary Shares and ADSs
We may not pay dividends or make similar payments to our shareholders in the future
Harmony has amended its dividend policy to allow for up to 50% of operating free cash flow after capital, interest, tax and corporate and other expenditure ("net free cash") to be returned to shareholders, subject to the discretion of the board and leverage levels measured by the ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA").
The revised policy now includes an improved base dividend, which has been increased from 20% to 30% of net free cash. In addition, an upside dividend may be paid, based on leverage levels. When leverage is equal to or above 0.5x and below 1x, only a base dividend of 30% of net free cash is payable. As leverage improves, the board may at its sole discretion consider an upside dividend of up to 20% of net free cash.
Under South African law, we may only pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act, 71 of 2008 (as amended), including its regulations, and in our Memorandum of
Incorporation. Cash dividends or other similar payments may therefore not be paid in future. There is currently a 20%
withholding tax on dividends declared by South African resident companies to non-resident shareholders and non-resident holders of ADSs.
Our capital allocation priorities include funding the development of our growth projects, including the Eva Copper Project and the Wafi-Golpu Project, and servicing indebtedness incurred in connection with the acquisition of MAC Copper. The application of cash to these priorities may reduce the amount available for distribution to shareholders in any given period.
As dividends are considered by many investors to be an important investment criterion, and given the importance of external investment for the continued stability of the Company and potential future cash flows, any reduction in or suspension of dividends may adversely affect future investment in the Company.
Accordingly, our inability or decision not to declare or pay dividends could adversely affect the market price, liquidity and value of our ordinary shares and ADSs, and the returns realised by holders of those securities.
Our ordinary shares are subject to dilution as a result of our employee share schemes
We have a Deferred Share Plan, forming part of our Total Incentive Plan, which came into effect in 2020. Our shareholders have authorised up to 25,000,000 shares of the issued share capital to be used for this plan. A new employee share ownership plan ("ESOP") was implemented in 2024 and shares have been issued under it.
As a result, shareholders' equity interests in us are subject to dilution to the extent of potential future issues and exercises under these share plans. Any future issue of ordinary shares, whether under employee share schemes or to fund acquisitions or capital requirements, may further dilute the proportionate interests of existing holders of ordinary shares and ADSs.

In addition, sales of large quantities of our ordinary shares or ADSs, or the perception that such sales may occur, could adversely affect the prevailing market price of those securities.
Accordingly, dilution arising from our employee share schemes and other share issues could adversely affect the market price, liquidity and value of our ordinary shares and ADSs and the proportionate interests of existing holders.
Fluctuations in exchange rates may reduce the market value of our securities and of any dividends or distributions paid by us
We have historically declared all dividends in South African rand. As a result, exchange rate movements may have affected the US dollar value of these dividends, as well as of any other distributions paid by the Depositary to holders of ADSs.
Our Memorandum of Incorporation allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or of shareholders at a general meeting. If, and to the extent that, we opt to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of those dividends or distributions;
nevertheless, the value of any dividend or distribution in Australian dollars, Kina or rand will continue to be affected. If, and to the extent that, dividends and distributions are declared in rand in future, exchange rate movements will continue to affect the
Australian dollar, Kina and US dollar value of those dividends and distributions.
Additionally, the market value of our securities as expressed in Australian dollars, Kina, US dollars and rand will continue to fluctuate in part as a result of foreign exchange movements. Our foreign shareholders therefore face investment risk from currency exchange rate fluctuations affecting both the market value of our securities and the value of any dividends or distributions paid by us.
Accordingly, exchange rate fluctuations could reduce the market price, value and effective yield of our ordinary shares and
ADSs for holders whose reference currency is not the currency of declaration.
Investors may face liquidity risk in trading our ordinary shares on the JSE
The primary listing of our ordinary shares is on the JSE. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets.
The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, particularly in a large block trade, may be restricted by this limited liquidity. Limited liquidity may also increase the volatility of the price at which our ordinary shares trade and may widen the spread between bid and offer prices, with the result that a holder may realise less on a disposal than the prevailing quoted price would suggest.
Accordingly, limited liquidity on the JSE could adversely affect the market price, liquidity and value of our ordinary shares, and the ability of holders to dispose of their holdings at the time and price they seek. See Item 9: "The Offer and Listing –
Markets – The Securities Exchange in South Africa".
Shareholders outside South Africa may not be able to participate in future issues of securities
The securities laws of certain jurisdictions may restrict our ability to allow participation by certain shareholders in future issues of securities, including ordinary shares, carried out by us or by an affiliate.
In particular, holders of our securities who are located in the United States, including those who hold ordinary shares or
ADSs, may not be able to participate in securities offerings by or on behalf of us unless a registration statement under the
Securities Act is effective with respect to such securities, or an exemption from the registration requirements of the Securities
Act is available. The securities laws of certain other jurisdictions may also restrict our ability to allow the participation of all holders in those jurisdictions in future issues of securities.
Where affected holders are unable to participate in a rights offering or other pre-emptive issue, their proportionate interest in the Company will be diluted, and they may not receive value in respect of the rights they are unable to exercise.
Accordingly, restrictions on participation in future issues of securities could dilute the interests of affected holders and adversely affect the value of their ordinary shares and ADSs.
Investors in the United States may have difficulty bringing actions and enforcing judgments against us, our directors and our executive officers
We are incorporated in South Africa. Each of our directors and executive officers, and our independent registered public accounting firm, resides outside the United States. Substantially all of the assets of these persons, and substantially all of our assets, are located outside the United States.
As a result, it may not be possible for investors to effect service of process within the United States upon these persons or upon us, or to enforce against them or us, in a court of the United States, a judgment predicated upon the civil liability provisions of the federal securities laws or other laws of the United States or of any state. A foreign judgment is not directly enforceable in
South Africa, but constitutes a cause of action which may be enforced by South African courts in certain circumstances.
Accordingly, holders of our ordinary shares and ADSs may have limited practical recourse in respect of claims arising under United States securities laws, which may adversely affect the value of, and the protections available to holders of, those securities.

US securities laws do not require us to disclose as much information as a US company, and investors may receive less information about us
We are subject to the periodic reporting requirements of the SEC and the NYSE that apply to "foreign private issuers". The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US domestic issuers. Among other things, we are not required to file quarterly reports on Form 10-Q or current reports on
Form 8-K. Our officers and directors are, however, subject to the reporting requirements of Section 16(a) of the Exchange Act, including filings on Forms 3, 4 and 5. Principal shareholders who are not also officers or directors remain exempt from those reporting requirements.
Investors may therefore receive less information about us, and receive it less frequently or less promptly, than they otherwise might from a comparable US company or from certain of our peers in the industry. This may adversely affect investors'
ability to make timely and fully informed decisions about their investment in us.
Accordingly, the more limited disclosure regime applicable to us as a foreign private issuer may adversely affect the information available to holders of our ordinary shares and ADSs and the market price, liquidity and value of those securities.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Harmony is a public limited company incorporated in South Africa, with its registered office at Randfontein Office Park,
Corner Main Reef Road and Ward Avenue, Randfontein, 1759, telephone number +27 11 411 2000. Harmony was incorporated and registered as a public limited company in South Africa under registration number 1950/038232/06 on 25 August 1950.
Harmony is the ultimate holding company of the Group.
The information set forth under the headings:
◦“– Harmony – Harmony in focus” on pages 3 to 4;
◦“– Harmony – Business model” on pages 7 to 11;
◦“– Delivering profitable ounces – Performance by operation" on pages 29 to 67; and
◦“– Delivering profitable ounces – Exploration and projects” on pages 68 to 71 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference. Also see note 19 “Investments in
Associates” and note 20 “Investment in Joint Operations” of our consolidated financial statements, set forth beginning on page F-1.
For information concerning our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing, refer to Item 4: "Information on the Company – Business Overview –
Capital Expenditures” and Item 5: “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.
In fiscal 2026, we did not receive any public takeover offers by third parties or make any public takeover offers in respect of other companies’ shares.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (www.sec.gov). As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders. Our corporate website is
www.harmony.co.za.
Recent Developments
Developments since 30 June 2026
•On 2 July 2026, we drew down US$400 million under the US$500 Million Syndicated Facility and A$250 million under the
A$500 Million Syndicated Facility. These funds were utilised to settle US$300 million outstanding under the US$400 million sustainability-linked syndicated term loan facility (the "US$400 Million Syndicated Facility") and US$275 million outstanding under the US$1.25 billion bridge facility (the "US$1.25 Billion Bridge Facility"), completing the refinancing and extending the Group's debt maturity profile. Subsequently, on 18 September 2026, a drawdown of A$125 million was made. Principal repayments of US$150 million and US$250 million were made on the US$500 Million Syndicated Facility on 28 September 2026 and 2 October 2026, respectively.
•On 14 August 2026, Mr Frans (“Faan”) Lombard was appointed as Lead Independent Director and chair of the nominations committee in addition to his membership of the audit and risk committee.
•On 26 August 2026, a final dividend of 750 SA cents per ordinary share was declared, which was paid on 12 October 2026.
•On 22 September 2026, the Company priced a convertible bond offering for US$500 million. On 29 September 2026 the bonds were issued and the funds were received.
•On 15 October 2026, Mr Alwyn Pretorius and Mr James Boardman were appointed to the board of directors of Harmony as independent non-executive directors.

B. BUSINESS OVERVIEW
The information set forth under the headings:
•“– Harmony – Harmony in focus” on pages 3 to 4;
•“– Harmony – Strategy” on pages 21 to 28;
•“– Harmony – Business model” on pages 7 to 11;
•“– Harmony – Operating context” on pages 12 to 14;
•“– Harmony – Risk and opportunity management” on page 15;
•“– Harmony – Key matters affecting our business and strategy” on pages 16 to 20;
•“– Delivering profitable ounces – Performance by operation” on pages 29 to 67;
•“– Delivering profitable ounces – Exploration and projects” on pages 68 to 71; and
•“– Sustainability performance” on pages 72 to 194
of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
Gold and Copper Price Volatility
The profitability of the Group’s operations, and the cash flows generated by those operations, are affected mainly by changes in the market price of gold, copper, and in the case of Hidden Valley, silver as well. Revenue for fiscal 2026 amounted to R99,238 million of which R101,582 million, excluding hedging, was from the sale of gold, compared with revenue of
R73,896 million in fiscal 2025 of which R75,240 million, excluding hedging, related to the sale of gold. The increase in gold revenue was mainly driven by a 45.5% increase in the average dollar gold price received, increasing from US$2,620/oz in fiscal
2025 to US$3,811/oz in fiscal 2026.
Offsetting the above was a hedging loss of R9,649 million in fiscal 2026, compared to a loss of R4,594 million in fiscal
2025. The increase in the hedging loss is directly linked to the increase in gold prices seen throughout fiscal 2026. Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices.
Current demand and supply affect the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. However, as gold has historically been used as a hedge against unstable or lower economic performance, improved economic performance may have a negative impact on the price for gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.
Uncertainty in global economic conditions has impacted the price of gold significantly in the past and continued to do so in fiscal
2026. These factors include high inflation and interest rates, as well as increasing geopolitical tensions which are currently creating increased demand for gold by central banks, amongst others, which may continue to result in increased volatility.
The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon
London bullion market fixing price of gold in US dollars for each of the past ten years:
Annual gold price: 2017 – 2026

	Price per ounce (US$)
Calendar year*	High	Low	Average
2017 ..............................................................................................................................................	1,346	1,151	1,253
2018 ..............................................................................................................................................	1,355	1,178	1,268
2019 ..............................................................................................................................................	1,546	1,270	1,393
2020 ..............................................................................................................................................	2,067	1,474	1,770
2021 ..............................................................................................................................................	1,943	1,684	1,799
2022 ..............................................................................................................................................	2,039	1,629	1,800
2023 ..............................................................................................................................................	2,135	1,804	1,953
2024 ..............................................................................................................................................	2,786	1,992	2,389
2025 ..............................................................................................................................................	4,357	2,636	3,284
2026 (up to and including 23 October 2026) ..........................................................................	5,595	3,943	4,509
* These prices are based on calendar years and differ from Harmony's fiscal-year realised prices.
On 23 October 2026, the afternoon fixing price of gold on the London bullion market was US$3,996/oz.

In fiscal 2026, Harmony also benefited from eight months of copper revenue following the acquisition and integration of
MAC Copper. Copper sales contributed a total of R3,501 million in revenue consisting of R3,375 million of revenue from contracts with customers and R126 million relating to favourable provisional pricing adjustment during fiscal 2026. As Harmony expands its exposure to copper, the Group’s future financial performance, cash flows and results of operations may also be affected by fluctuations in copper prices. Copper prices are influenced by factors including global industrial demand, economic growth, supply disruptions, inventory levels, electrification and energy-transition activity. See Item 5: "Operating and Financial
Review and Prospects – Operating results – Key factors affecting our results – Copper Concentrate Price, Provisional Pricing and Streaming Arrangements".
Capital Expenditures
Capital expenditures incurred across all operations in fiscal 2026 amounted to R13,167 million which includes R716 million towards phase 2A of our renewable energy programme, compared with R10,998 million in fiscal 2025. Expenditure for fiscal
2026 includes R1,049 million directed towards the newly acquired CSA. During fiscal 2026, capital expenditures at Moab
Khotsong and Hidden Valley accounted for 18% of the total, with Mponeng accounting for 16% whilst Doornkop and CSA each accounted for 8%. During fiscal 2025, capital expenditures at Moab Khotsong accounted for 22% of the total, with Mponeng accounting for 19%, Hidden Valley for 15%, Mine Waste Solutions for 10% and Doornkop for 8%.
The focus of our capital expenditures in recent years has been on underground development, major projects such as
Zaaiplaats, the Mponeng life-of-mine ("LOM") extension project and Kareerand, as well as plant improvement and upgrades.
During fiscal 2026, capital expenditure was funded from Harmony's cash generated by operations. See Item 5: “Operating and
Financial Review and Prospects – Liquidity and Capital Resources”.
We have budgeted approximately R16,484 million for operational capital expenditures in fiscal 2027, excluding capital allocated for renewables, other international projects, Eva Copper and Wafi-Golpu. We currently expect that our planned operational capital expenditures will be financed from cash generated by operations and new borrowings as needed. Details regarding the anticipated capital expenditure for each operation are included in the table below.

Capital expenditure budgeted for fiscal 2027
(R’million)
South Africa
Moab Khotsong[1] ..................................................................................................................................................................................................	1,997
Mponeng[2] ...	3,122
Tshepong North[2] .................................................................................................................................................................................................	1,195
Tshepong South ..................................................................................................................................................................................................	585
Doornkop ...	1,413
Joel ...	343
Target 1 ...	458
Kusasalethu ...	626
Masimong ...	322
Mine Waste Solutions .........................................................................................................................................................................................	215
Other - surface ....................................................................................................................................................................................................	627
International
Hidden Valley[3] .....................................................................................................................................................................................................	3,472
CSA ...	2,109
Total operational capital expenditure .........................................................................................................................................................	16,484
1Includes capital expenditure for Zaaiplaats.
2Includes capital expenditure for the LOM extension projects.
3Includes capitalised stripping costs.
Regulation
Mineral Rights – South Africa
MPRDA
The MPRDA was promulgated as effective legislation on 1 May 2004 and is the primary legislation regulating the mining industry in South Africa. Pursuant to the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMPR, formerly the Department of Mineral Resources and Energy (“DMRE”)
and, before that, the Department of Mineral Resources (“DMR”), administers and implements the MPRDA through its regional offices. References in this annual report on Form 20-F to the “Minister” are to the minister responsible for mineral resources at the relevant time.

Any person (including the owner of the surface rights) who wishes to exploit mineral resources in South Africa is required to first apply for and obtain the appropriate right under the MPRDA. The Minister is authorised to grant or refuse applications for rights under the MPRDA. Provided that an applicant meets all of the requirements relating to the right for which the applicant has applied, the Minister is obliged to grant the right. Once the right is granted in terms of the MPRDA and registered in terms of the Mining Titles Registration Act, 16 of 1967, the holder holds a limited real right in respect of the mineral and the land to which such right relates.
In accordance with the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the
MPRDA, the environmental authorisation (issued under the NEMA), the mining work programme and the SLP approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development ("LED")
projects.
Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work programme and SLP is monitored by submission of monthly, bi-annual and annual returns and reports by the holder of the right to the DMPR in accordance with the provisions of the MPRDA and the right. A prospecting or mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an Environmental Management
Programme ("EMPr"), or if the holder of the right submits false, incorrect or misleading information to the DMPR. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right.
Following the commencement of the MPRDA, we secured the conversion of all our “old order” mining rights into “new order” mining rights and validated our existing mining authorisations. All our mining operations in South Africa have valid mining rights under the MPRDA, and we actively carry out mining and exploration activities in all our material mineral rights areas. We continue to comply with the applicable monthly, annual and bi-annual reporting obligations to the DMPR.
On 20 May 2025, the South African Government published the MPRD Bill for public comment and a subsequent correction was published on 9 June 2025. It invited interested and affected parties to submit their comments on the MPRD Bill on or before
13 August 2025. As of 30 June 2026, the public consultation process has concluded and the MPRD Bill remains under consideration by the South African government.
Among other things, the MPRD Bill, if promulgated, would achieve the following. In relation to black economic empowerment ("BEE"), the MPRD Bill proposes to regulate empowerment in terms of regulations to be published pursuant to the MPRD Bill. It is unclear what requirements will be contained in those regulations and the extent to which they will be based on, or replace, Mining Charter III. In relation to historic tailings created before 1 May 2004, which are not regulated under the
MPRDA, the MPRD Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under it, resulting in the South African government gaining custodianship of historic tailings. The current owners of these historic tailings would be afforded an opportunity to apply for amendments to existing rights, or for new rights over the historic tailings, within two years of the MPRD Bill being introduced as law.
In relation to transfers of interests in companies, the MPRD Bill proposes amendments which are unclear but could suggest that a transfer of any interest in an unlisted company, where such company holds a prospecting right or mining right, requires the prior consent of the Minister. In relation to mineral beneficiation, the MPRD Bill seeks to make it mandatory for the
Minister to initiate or promote the beneficiation of minerals and petroleum resources in South Africa, and affords broad discretion over beneficiation without providing criteria under which that discretion should be exercised. In relation to strategic minerals, the
Minister may, in consultation with other relevant ministers, declare certain minerals or a class of minerals to be strategic to advancing government imperatives and accordingly restrict their prospecting or mining. The MPRD Bill does not elaborate on what minerals could be declared "strategic".
In relation to penalties, the MPRD Bill proposes to introduce fines of up to 10% of the offender's annual turnover in South
Africa, and exports from South Africa, during the preceding financial year for contraventions of the MPRDA. In relation to the issue of a closure certificate, the MPRD Bill envisages that a rights holder will remain liable for any latent or residual environmental and associated damage caused by prospecting and mining operations even after, and notwithstanding, the issue of a closure certificate by the Minister, with the result that a rights holder will no longer be indemnified from liability after its issue.
The definition of “this Act” would also be amended to elevate the status of the Codes of Good Practice for the South African
Minerals Industry and the Housing and Living Conditions Standard for the Minerals Industry, 2019 (the "Housing and Living
Conditions Standard") from policy documents to law.

Regulations under the MPRDA
On 27 March 2020 the Minister published for implementation amendments to the regulations promulgated pursuant to the
MPRDA in 2004 (the "MPRDA Regulations" and, as amended, the "Amended Regulations"). The Amended Regulations include the following notable changes.
Mining right applicants must meaningfully consult with landowners, lawful occupiers and interested and affected parties in accordance with the procedures contemplated under the Environmental Impact Assessment Regulations, 2014 (the "EIA
Regulations"). The office of the Regional Manager is permitted to participate as an observer in these processes.
Mining right holders must, pursuant to their SLPs, contribute to the socio-economic development of the areas in which they operate and of labour sending areas, being a local municipality which a majority of mine workers consider to be their primary residence. This requirement may impose obligations on mining right holders to effect measures in communities that are located far from the mine.
Although most of the provisions regulating environmental matters have been deleted from the Amended Regulations, those dealing with mine closure have been retained and amended to state that mine closure must be regulated pursuant to the NEMA, the EIA Regulations and the Financial Provisioning Regulations, 2015. The Financial Provisioning Regulations, 2015 remain in force. Although the DFFE has published draft replacement financial provisioning regulations and engaged extensively with industry stakeholders regarding a revised financial provisioning regime, no replacement regulations have been promulgated as at 30 June 2026. The existing Financial Provisioning Regulations, 2015 continue to apply, subject to amendments to their transitional arrangements.
The appeal process in the MPRDA Regulations has been replaced with a more comprehensive procedure that includes specific time periods within which appellants, respondents and the competent authority must submit appeals, submit responses or consider appeals, as the case may be. Although there is no guarantee that the parties will comply with these time periods, they are intended to hold the parties accountable and to ensure that appeals are resolved in a timely manner.
General Mining Laws Amendment Bill
In August 2026, the South African Government published the General Mining Laws Amendment Bill for public comment.
The General Mining Laws Amendment Bill is intended to strengthen the legislative framework applicable to illegal mining. The
General Mining Laws Amendment Bill proposes the creation of specific criminal offences relating to illegal mining and materially increased penalties for certain offences.
The General Mining Laws Amendment Bill proposes amendments to four statutes, namely the Criminal Procedure Act, 51 of 1977 (the "Criminal Procedure Act"), the Diamonds Act, 56 of 1986 (the "Diamonds Act"), the MPRDA, and the Precious
Metals Act, 37 of 2005 (the "Precious Metals Act"). In relation to the MPRDA, the General Mining Laws Amendment Bill
proposes the introduction of statutory definitions for “artisanal mining”, “artisanal mining permit”, and “small-scale mining permit”, reflecting the South African government's broader efforts to formalise and regulate artisanal and small-scale mining activities.
The General Mining Laws Amendment Bill expressly distinguishes lawful artisanal and small-scale mining conducted under the requisite permits from unlawful mining activities and is not intended to criminalise duly authorised artisanal miners.
The General Mining Laws Amendment Bill further proposes the creation of specific criminal offences relating to illegal mining, including the carrying out of prospecting or mining activities without the requisite mining rights, permits and environmental authorisations. It also introduces a new offence prohibiting any person from assisting, facilitating or providing services that enable illegal prospecting or mining activities. In addition, the General Mining Laws Amendment Bill proposes expanded enforcement powers, including granting members of the South African Police Service certain compliance and enforcement powers under the MPRDA.
The General Mining Laws Amendment Bill would materially increase penalties for certain offences. Under the proposed amendments, contraventions of the MPRDA, Diamonds Act and Precious Metals Act may attract fines of up to R100 million and imprisonment for periods of up to 30 years in certain circumstances, representing a substantial increase from existing penalty provisions. The General Mining Laws Amendment Bill also proposes that offences relating to illegal prospecting, mining and assisting such activities be included in Schedule 1 to the Criminal Procedure Act, thereby strengthening law enforcement and prosecutorial measures available to combat illegal mining.
As of the date of this annual report on Form 20-F, the General Mining Laws Amendment Bill remains subject to the public consultation process and has not been enacted.
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
Among other things, the original Mining Charter negotiated in 2002 and gazetted in 2004 (the "Original Charter") stated
that mining companies agreed to achieve 26% HDP ownership of South African mining industry assets within ten years (i.e. by the end of 2014). Ownership could comprise active involvement, through HDP-controlled companies (where HDPs own at least
50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDPs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control), collective investment vehicles, the majority ownership of which is HDP based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans.

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
In addition, mining companies were required to monitor and evaluate their compliance with the Amended Charter and submit annual compliance reports to the DMR (as it was then). The "scorecard" attached to the Amended Charter made provision for a phased-in approach for compliance with the above targets over the five-year period ending on 13 December
2014. For measurement purposes, the scorecard allocated various weightings to the different elements of the Amended Charter.
Failure to comply with the provisions of the Amended Charter would, according to its provisions, ostensibly amount to a breach of the MPRDA and could have resulted in the cancellation or suspension of a mining company’s mining rights.
In March 2015, the DMR prepared an interim report of consolidated results of the self-assessment by reporting companies of compliance with the Amended Charter, reporting relatively broad compliance with the non-ownership requirements of the
Amended Charter. However, the DMR did not report the results of compliance with the HDP ownership guidelines of the
Amended Charter and noted that there was no consensus on certain principles applicable to the interpretation of the ownership element.
On 31 March 2015, the Minerals Council South Africa ("MCSA"), then known as the Chamber of Mines of South Africa, and the DMR jointly agreed to approach the High Court of South Africa (Gauteng Division) to seek a declaratory order that would provide a ruling on the relevant legislation and the status of the Original Charter and the Amended Charter, including clarity on the status of previous empowerment (i.e., HDP ownership) transactions concluded by mining companies and a determination on whether the ownership element of the Original Charter and the Amended Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMR, or a once-off requirement as argued by the MCSA, on the “once empowered always empowered” principle. The MCSA and the DMR filed papers in court (the "Main Application") and the matter was placed on the roll to be heard on 15 March 2016. On 16 February 2017, the High Court of South Africa (Gauteng
Division) postponed the hearing of the application indefinitely to allow the MCSA and the South African government to engage in further discussion on this matter.
The Minister subsequently published the Broad-Based Black Socio-Economic Empowerment Charter for the South African
Mining and Minerals Industry, 2017 ("2017 Mining Charter") which came into effect on 15 June 2017. The MCSA launched an urgent application in the High Court of South Africa (Gauteng Division) to interdict the implementation of the 2017 Mining Charter
(the "Interdict Application") pending a judicial review application on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMR in developing the 2017 Mining Charter had been seriously flawed (the "2017 Review Application"). However, the Minister and the MCSA reached an agreement on 13 September 2017 under which the Interdict Application did not proceed as the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the 2017 Review Application by the MCSA. The 2017 Review Application was subsequently indefinitely postponed by agreement between the DMR and the MCSA on the basis that the MCSA had entered into a new round of discussions with the President of South Africa, Cyril Ramaphosa, and the Minister. On 19 February 2018, the High Court of South Africa
(Gauteng Division) ordered that the DMR and the MCSA also involve communities affected by mining activities in these new discussions relating to the 2017 Mining Charter.
When the 2017 Mining Charter was published, the MCSA re-enrolled the Main Application for hearing and the High Court of South Africa (Gauteng Division) hearing was held in December 2017.
On 4 April 2018, the High Court of South Africa (Gauteng Division) delivered its judgment (the "2018 Judgement"). The effect of the 2018 Judgement is that mining companies are not required to re-empower themselves after their HDP shareholders have sold out and that the DMR cannot rely on the provisions of the MPRDA to enforce compliance with the Amended Charter, unless the provisions which the DMR seeks to enforce were made a term or condition of the mining right. The High Court of
South Africa (Gauteng Division) also held that the Minister's promulgation of the Amended Charter did not occur in terms of or in compliance with the duty imposed under section 100(2) of the MPRDA and, as such, the terms of the Amended Charter can have legal consequences or significance only insofar as they are, by any means, reflected in the terms or conditions subject to which the Minister grants a mining right. It also brings the validity and enforceability of any subsequent mining charter into question unless it is legislatively authorised. On 19 April 2018, the DMR filed a notice of intention to appeal the judgment of the
High Court of South Africa (Gauteng Division), but later withdrew its appeal in August 2020.

On 27 September 2018, the Minister published the Mining Charter III on which date it also became effective, as amended by the notice published in the Government Gazette on 19 December 2018 and read with the Implementation Guidelines. It replaces, in their entirety, the Original Charter and the Amended Charter. Mining Charter III imposes obligations and increased participation by HDPs in relation to a mining company's ownership, procurement of goods and services, enterprise and supplier development, human resource development and employment equity requirements. The first annual reporting for compliance with
Mining Charter III was on or before 31 March 2020, although on 11 April 2020, the Minister gazetted Directions under the regulations of the Disaster Management Act, 57 of 2002 as part of the measures to address, prevent and combat the spread of
Covid-19, which extended the date for submission of the first annual report to 1 June 2020. Harmony submitted its first report under Mining Charter III within the specified deadline, and has timely submitted subsequent reports.
Some of the material changes introduced by Mining Charter III include:
•in relation to existing mining rights, the continuing consequences of historical BEE transactions will be recognised and existing right holders will not be required to increase their HDP shareholding for the duration of their mining right in circumstances where they either achieved and maintained 26% HDP ownership or where they achieved the 26% HDP ownership but their HDP shareholder has since exited;
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
The 2021 Judgment was discussed at the Parliamentary Portfolio Committee on Mineral Resources and Energy in 2022,
with various stakeholders, including organised labour and the MCSA, presenting their views on the implications of the judgment.
Subsequently, the South African government commenced a review of the MPRDA and as mentioned above published the MPRD
Bill for public comment. As of 30 June 2026, the MPRD Bill has not been enacted and remains under consideration following completion of the public consultation process. It is not yet possible to determine the extent to which any future amendments may address the matters considered in the 2021 Judgment.
For details of our compliance in this regard, see “Integrated Annual Report for the 20-F 2026 – Governance – Mining
Charter III – compliance scorecard” on pages 242 to 243.
The Royalty Act
The Mineral and Petroleum Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008,
were assented to on 21 November 2008 with the commencement date set as 1 May 2009; the date on which royalties became payable was deferred to 1 March 2010. Royalties are payable by the holders of mining rights to the government according to a formula based on a defined earnings before interest and tax. This rate is then applied to a defined gross sales leviable amount to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For 2026, the average royalty rate for our South African operations was 3.7% of the gross sales leviable amount.
The BBBEE Act and the BBBEE Amendment Act
The Broad-Based Black Economic Empowerment Act, 53 of 2003 (the "BBBEE Act"), which came into effect on
21 April 2004, established a national policy on broad-based black economic empowerment with the objective to (i) remedy historical racial imbalances in the South African economy and (ii) achieve economic transformation, by increasing the number of black people who participate in the mainstream South African economy. The BBBEE Act provides for various measures to promote BEE participation, including empowering the Minister of Trade and Industry to issue Codes of Good Practice (the
"BBBEE Codes"), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. The BBBEE Codes were first published in 2007, and were revised in 2013
(although the revisions only came into effect in 2015). The BBBEE Codes sought to provide a standard framework, in the form of a "generic scorecard", for the measurement of BBBEE across all sectors and industries operating within the South African economy and sought to regularise such sectors and industries by providing clear and comprehensive criteria for the measurement of BBBEE.
On 24 October 2014, the Broad-Based Black Economic Empowerment Amendment Act, 46 of 2013 (the "BBBEE
Amendment Act"), came into effect. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the
BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE
Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, on 24 October 2015. On 27 October 2015, the Minister of Trade and Industry published a government gazette notice declaring an exemption in favour of the DMR from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months.
There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. The BBBEE Codes apply in the absence of sector specific codes which have been agreed to by interested and affected parties active within a specific sector. By way of background, various sectors within the
South African economy may negotiate and agree Codes of Good Practice which would govern transformation in that specific sector. In addition, certain codes fall outside of the regulatory framework established by the BBBEE Act and BBBEE Codes promulgated by the Minister of Trade and Industry thereunder. One such sector is the mining industry, where the Original
Charter, the Amended Charter and Mining Charter III (which we refer to generally in this section as the "Mining Charter"), govern the implementation of BBBEE, among other things, within the mining industry.
For purposes of the BBBEE Act, the Mining Charter is not a "sector code". It is not clear at this stage how the Mining
Charter and BBBEE Codes relate to each other. The South African Government may designate the Mining Charter as a sector code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-
alone document under the auspices of the MPRDA and may be subject to the trumping provision, discussed above, to the extent that there is a conflict between the two. This uncertainty may be resolved through either government clarification or judicial attention. The exemption by the Minister of Trade and Industry can be read as confirmation that the Department of Trade and
Industry regards the BBBEE Codes as “applicable” to the mining industry after the exemption was lifted on 27 October 2016.

The mining sector has historically been regulated through the Mining Charter and the MPRDA, rather than through a sector code issued under the BBBEE Act. In September 2021, the Gauteng Division of the High Court held that Mining Charter III constitutes a policy instrument and not subordinate legislation, and set aside certain provisions of the Charter III. The DMRE subsequently indicated that it would seek to advance transformation objectives through legislative amendments to the MPRDA rather than appealing the judgment. As mentioned above, in May 2025, the South African Government published the MPRD Bill for public comment, which among other things proposes that broad-based socio-economic empowerment requirements applicable to the mining sector be regulated through the MPRDA and regulations contemplated thereunder. As of 30 June 2026, the MPRD Bill has not been enacted and remains under consideration following completion of the public consultation process and the future interaction between the mining sector empowerment framework and the broader BBBEE regime remains subject to further legislative developments.
Housing and Living Standards
Mining right holders are required to develop, in consultation with organised labour, relevant municipalities and the DWS, a housing and living conditions plan taking into account various principles in giving effect to the above objectives including, engaging with all relevant stakeholders, ensuring equity in the implementation and administration of the housing of employees, providing employees with a range of housing options (such as subsidised rental, private ownership, living out allowances and government-subsidised ownership) and ensuring that all housing facilities are developed or redeveloped with access to electricity, water and ablutions in accordance with the requisite norms and standards.
Resettlement Guidelines
On 11 December 2019, the Minister published the Housing and Living Conditions Standard. The purpose of the Housing and Living Conditions Standard is to ensure that mine employees are provided with adequate housing, healthcare services, balanced nutrition and water. The Housing and Living Conditions Standard applies to existing and new mining right holders. The underlying purpose of the Housing and Living Conditions Standard is to develop decent single and family housing units for mine employees and their families. The MPRD Bill proposes to incorporate the Housing and Living Conditions Standard into the statutory framework of the MPRDA, which, if enacted, may enhance their legal status and enforceability.
The Minister published the final Mine Community Resettlement Guidelines, 2022 ("Resettlement Guidelines") for
implementation on 30 March 2022, on which date they also became effective. The Resettlement Guidelines apply to applicants and holders of mining rights, prospecting rights and mining permits pursuant to the MPRDA, where the proposed activities would result in the displacement of parties. Resettlement is guided by several fundamental principles including meaningful consultation, gender equality, the avoidance of resettlement, where possible, rules concerning meetings and the protection of existing rights.
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
Geoscience Regulations
On 30 March 2022, the Minister published the final version of the Geoscience Act Regulations, 2022 (the "Geoscience
Regulations"), on which date they also became effective. The Geoscience Regulations mandate the lodgement of geoscience data and information in respect of reconnaissance and prospecting with the Council for Geoscience ("CG"). The Geoscience
Regulations require that the owners of onshore and offshore geoscience data and geoscience information must submit this information to the CG.
The Geoscience Regulations state that the lodgement of geoscience data and information should include several categories of information such as geology, geochemistry, borehole profile logs and physical borehole core, and geophysical data. The requirement to submit physical borehole material has been qualified to only be necessary upon a specific request by the CG as well the fact that physical core materials drilled for research purposes may only be discarded after obtaining consent from the CG. All physical materials recovered from boreholes drilled for infrastructure and development purposes may only be discarded after consultation with the CG.
In terms of the Geoscience Regulations, entities which hold historical information relating to onshore and offshore geoscience data and information are obliged to notify the CG that such data and information is in their possession. Following such notification, the CG, at its expense, must arrange to collect the data and/or information. The Geoscience Regulations classify all geoscience data and information predating the commencement of the Geoscience Regulations and not related to prospecting or reconnaissance, as historical data, and the same provisions and time periods described above will apply.

The Geoscience Regulations provide for the disclosure and accessibility of geoscience data, geoscience information, and prescribed services through digital and non-digital media as well as data requests that may be made directly to the CG. The
Geoscience Regulations contain confidentiality provisions relating to geoscience data and information, which are consistent with the confidentiality provisions found in the MPRDA. However, the confidentiality provisions are subject to the provision that geoscience data or information relating to a prospecting permit or reconnaissance permit may not be disclosed until the permit has lapsed or been abandoned in line with section 30(5) of the MPRDA. Additionally, the Geoscience Regulations state that geoscience data and information not relating to reconnaissance or prospecting are considered confidential and will only be disclosed in limited circumstances.
Mineral Rights – Australia
In Australia, mining is regulated by the laws of the state in which the deposit is situated and the mining activity occurs. In fiscal year 2026, Harmony's activities included the Eva Copper Project in Queensland and, following the acquisition of MAC
Copper on 24 October 2025, CSA in New South Wales.
Mining in Queensland is regulated primarily by the Mineral Resources Act 1989 (Qld), the Mineral and Energy Resources
(Common Provisions) Act 2014 (Qld), the MQSH Act, the MQSH Regulations and associated regulations, policies and guidelines. Other Queensland health and safety legislation, including the Work Health and Safety Act 2011 (Qld) and the Work
Health and Safety Regulation 2011 (Qld), may apply to workplaces or activities falling outside the scope of the mine-specific legislation. Mining in New South Wales is regulated principally by the Mining Act 1992 (NSW), the WHSMPS Act and associated regulations, codes of practice and guidelines.
In both jurisdictions, exploration and mining activities require the grant of appropriate statutory authorities. These may include exploration licences or permits, mineral development or assessment authorities, and mining leases. Exploration authorities generally provide the right to undertake exploration activities within a defined area, subject to prescribed work programmes, reporting, land access, environmental and financial assurance requirements. Where a mineral resource is identified and development is proposed, a mining lease and any required planning, environmental and other regulatory approvals must be obtained before mining operations can commence.
Mining authorities are subject to statutory conditions and obligations, and non-compliance may result in enforcement action, including fines, suspension or cancellation of the relevant authority.
Mining in Australia is also subject to the Native Title Act 1993 (Cth). The Act establishes processes to recognise and protect native title rights and interests, where proposed activities constitute a "future act" affecting those rights and interests.
These processes include the "right to negotiate" process or the negotiation of an Indigenous Land Use Agreement, depending on the circumstances. Either process may address matters such as benefit sharing, employment, training, contracting opportunities and cultural heritage management.
Mineral Rights – Papua New Guinea
Mineral rights in PNG are regulated principally by the PNG Mining Act. The PNG Mining Act stipulates that all minerals existing on, in or below the surface of any land in PNG are the property of PNG. Subject to the PNG Mining Act and the grant of existing tenements, land may be available for exploration and mining. Operations in PNG are also subject to the PNG Mining
Safety Regulation 1935, as updated, the PNG Industrial Safety, Health and Welfare Act 1961 and its regulations.
The grant and administration of mining tenements are undertaken by the PNG MRA which is established under the Mineral
Resources Authority Act 2018. The PNG MRA is the principal regulator of the PNG mining sector and administers exploration licences, mining leases, special mining leases and related tenements. The PNG MRA is also responsible for advising on and administering mineral policy following a government restructuring which merged the Department of Mineral Policy and
Geohazard Management into the PNG MRA.
Mine health and safety matters are administered under the PNG Mining (Safety) Act through the office of the Chief
Inspector of Mines.
The permitting process can be very time consuming, and (subject to the applicable legislation) there can be no assurance that an application for a mining tenement will be granted, renewed or extended. Mining tenements include:
•exploration licences, issued for an initial term of up to two years and may be renewed for further a period of up to two years on application, subject to compliance with the PNG Mining Act including expenditure, work programme and reporting requirements;
•mining leases, issued for an initial term of up to 20 years and may be extended on application for further periods up to ten years, subject to compliance with the PNG Mining Act and approval by the Minister for Mining, having regard to the recommendation of the PNG Mining Advisory Council;
•special mining leases, issued for an initial term of up to 40 years and may be extended on application for further periods up to 20 years, subject to ministerial approval, compliance with the PNG Mining Act and, where applicable, the terms of any mining development contract entered into between the PNG Government and the tenement holder; and
•mining easements or leases for mining purposes, being ancillary tenements granted in support of mining activities conducted under a mining lease or a special mining lease.
These tenements generally confer exclusive rights on the holder to undertake the activities authorised by the relevant tenement within the tenement area, subject to the PNG Mining Act and the conditions of the tenement. However, in PNG, citizens have the right to carry out non-mechanised mining of alluvial minerals on land owned by them, provided they hold an alluvial mining lease. An alluvial mining lease cannot be granted over land that is already subject to an existing mining lease or special mining lease.

PNG exploration licences are subject to a statutory provision allowing the PNG State to acquire a participating interest of up to 30% in a mineral discovery before the commencement of mining. If exercised, the PNG State must pay an amount equal to its pro-rata share of exploration expenditure incurred in relation to the discovery. Once this interest is acquired, the PNG State must contribute its proportionate share of future project costs unless otherwise agreed.
In addition, PNG mining legislation and mining tenement conditions impose a range of obligations on tenement holders.
Breaches of these obligations may result in regulatory action, including the imposition of a fine, cancellation of the tenement and, in certain circumstances, criminal liability that may include imprisonment.
Approximately 97% of land in PNG is held under customary ownership by tribes, clans and other traditional landholding groups and is generally not subject to formal registered title. The customary owners of some land have been formally identified through decisions of the Land Titles Commission and other processes. However, there is often considerable difficulty in identifying the customary owners of a particular area of land because land ownership can be complex and may arise from local customs, lineage, inheritance, and other traditional arrangements and because of the absence of a formal written registration system.
Prior to conducting exploration or mining activities, arrangements generally need to be made with affected landholders regarding access to land and compensation for loss or damage. Prior to commencing mining on a mining lease or special mining lease, compensation and land access agreements are typically entered into with affected landholders. In addition, following a development forum process convened under the PNG Mining Act, the State, the developer, relevant provincial and local level governments, and affected landholders commonly enter into agreements covering the distribution of royalties and other project benefits and other commitments of the parties in relation to the mining project. Historically, these arrangements are documented in a MOA (more recently known as a CDA).
The Hidden Valley Mine MOA, which was executed in 2005, has recently been superseded by a CDA. Under the CDA, a portion of the royalties derived from the project is allocated among the Morobe Provincial Government, local level governments and affected landholder groups. In addition, the CDA includes commitments relating to national content, localisation, procurement, business development, employment and training and community development and addresses other social performance obligations associated with the project.
A Wafi-Golpu CDA is expected to be entered into as part of the permitting process of the Wafi-Golpu Project following a development forum convened by the PNG Government at which affected landholder groups and other relevant stakeholders will have the opportunity to participate.
In addition to corporate income tax and other applicable taxes, duties, fees and levies, mining companies in PNG are generally required to pay mineral royalties to the PNG Government and a production levy to the PNG MRA in accordance with applicable legislation.
Since 2009, the mining regime in PNG has been the subject of various reviews, policy initiatives and proposed legislative reforms involving a range of PNG Government agencies. In addition, various mineral, mining, and resource-sector policies have been developed, proposed or released for consultation including initiatives relating to biodiversity offsets, management of marine environments, sustainable development, involuntary relocation, national content, and mine closure and rehabilitation.
The pace and scope of mining law and policy reform increased following the appointment of the Honourable James
Marape MP as Prime Minister of PNG in May 2019. Since that time, the PNG Government has publicly advocated policies aimed at increasing the benefits derived by PNG from the development of its natural resources including through potential reforms to resource-sector legislation involving enhanced PNG State participation rights, higher mining royalties, new levies and fees, increased local content requirements, restrictions on foreign labour practices, and support for downstream mineral processing. As a result, the future direction and ultimate form of the PNG mining regime remains uncertain pending the outcome of current and future reform initiatives.
Key developments include:
•2020 Mining Act reform proposals which included increases to royalty rates, changes to the PNG State’s option to acquire interests in mineral discoveries, the introduction of development levies and waste fees, requirements to maintain production above minimum prescribed levels, a prohibition on non-local “fly-in, fly-out” employment practices, and obligations relating to downstream processing of minerals (including a national gold refinery and bullion bank).
•Mining (Amendment) Act 2020 which introduced real-time reporting requirements for production and mineral sales data and gave PNG-owned entities, including PNG State-owned enterprises, priority rights to apply for tenements over certain reserved land.
•Proposed Organic Law on Ownership and Development of Hydrocarbons and Minerals and the Commercialisation
of State Businesses (2020) which contemplated a fundamental restructuring of the mining sector including the transfer of ownership of minerals from the PNG State to a PNG State-owned entity and replacing the traditional concession regime with a production sharing model. The proposal was not progressed and its future remains uncertain.
•National Gold Corporation Bill (2021) which sought to establish a statutory monopoly over gold refining and require producers to supply all gold production to a designated national refinery. These provisions would have material commercial and legal implications for all producers. Following significant industry and public opposition, the Bill was withdrawn in June
2024, although similar proposals could be revisited in the future.
•Mine and Works (Safety and Health) Bill 2021 which would have introduced a risk-based mine safety regime replacing the Mining (Safety) Act 1977. The Bill would have expanded safety obligations and regulatory powers and imposed significant additional compliance and financial assurance requirements on mining operations, including in relation to major facilities such as TSFs. The Bill has not yet been enacted and its future remains uncertain.

•The PNG National Content Policy for Resource Sectors 2023, officially launched in May 2025, is an overarching government policy framework that seeks to increase PNG participation in resource projects through greater local procurement, employment, workforce development, business participation, equity ownership and community development.
The policy is not itself legislation and contemplates further legislation and regulation to implement and enforce national-
content requirement.
•Mining (Amendment) Bill 2024 which proposed significant reforms to PNG's mining framework, including higher royalties
(from the current 2% to a negotiated rate of between 5% and 10%), increased PNG State equity participation, and new mechanisms for PNG State involvement including mining refinery leases, and a land reservation and competitive tender process with priority rights for PNG State-owned entities. It also provided for stricter project financing requirements with applicants for a mining lease to have funds equal to at least 50% of projected capital costs readily available at the time of application. The draft legislation contained some potentially beneficial reforms such as extending exploration licence terms from two to five years, allowing expansion of mining lease boundaries and enabling online lodgement of applications. The
Mining (Amendment) Bill 2024 has not been enacted with many of the proposed amendments incorporated into the PNG
Draft Mining Bill 2025.
•Papua New Guinea Draft Mining Bill 2025 which proposed a comprehensive replacement of the PNG Mining Act, introducing increased PNG State participation rights, higher royalty obligations, waste discharge fees, development levies, and pre-commencement financial security and mine closure assurance requirements. The Bill also introduced a number of potentially onerous operational requirements, including extensive land ownership and community studies, a prohibition on international fly-in/fly-out employment arrangements, and enhanced local processing obligations requiring producers to make available up to 50% of mine production for domestic downstream processing. The Bill contains transitional provisions intended to preserve regulatory stability for existing mining operations by allowing them to continue to be governed by the current PNG Mining Act for the term of their existing mining leases. The provisions specifically refer to projects such as
Wafi-Golpu and existing mining operations, although some aspects of the drafting are unclear. The PNG Income Tax Act was passed on 20 March 2025, which was subsequently certified on 20 October 2025 and came into effect on
1 January 2026. The PNG Income Tax Act does not include specific provisions for mining capital or exploration expenditure, but provides a transitional carve-out for legacy mining-specific rules, including special mining capital and exploration expenses. Resource projects that commenced before this date, including the Hidden Valley mine, remain subject to the resource company provisions of the previous Income Tax Act 1959 under grandfathering arrangements. The
PNG Income Tax Act now applies non-mining industry-specific taxation matters not covered by the grandfathering provisions, including the taxation of employees and contractors.
It remains uncertain whether, when and in what form the proposed reforms will be implemented, or the extent to which they may affect our current operations and development projects in PNG. We continue to monitor developments and engage with the
PNG Government and relevant regulatory authorities, both through PNG CORE and directly with the PNG MRA.
Health and Safety
Health and Safety – South Africa
Health and safety at mining operations in South Africa is governed by the MHSA, as well as the binding regulations thereunder. The objectives of the MHSA are listed in section 1 of the MHSA and include among other things, the protection of the health and safety of persons at mines, effective monitoring of health and safety conditions, promotion of a culture of health and safety at mines, provision for enforcement of health and safety measures and provision of investigations and inquiries.
The MHSA and its regulations place upon an employer the duty to protect, as far as reasonably practicable, the health and safety of both employees (which includes employees of independent contractors) performing work at a mine and non-employees
(such as visitors to a mine and the public who live in close proximity to the mine). "Employer” is defined in section 102 of the
MHSA as the “owner of a mine”, and in turn, an “owner“ includes the holder of the prospecting permit or mining authorisation issued under the MPRDA.
The employer is ultimately responsible for ensuring that applicable provisions of the MHSA and binding regulations thereof are complied with to ensure the health and safety of persons, as far as reasonably practicable and to prevent damage to property.
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
See Integrated Annual Report for the 20-F 2026 "– Sustainability performance – Engaged workforce – Engaged workforce”
on pages 103 to 118 and "– Sustainability performance – Health and wellbeing – Health and wellbeing” on pages 86 to 102.
The MHSI of the DMPR is responsible for the enforcement of the MHSA and relevant binding regulations thereunder. The
DMPR also plays an important role in the promotion of health and safety at mines. The MHSI comprises a Chief Inspector of
Mines, Deputy Chief Inspector of Mines, Principal Inspectors of Mines for each region and various Senior Inspectors and
Inspectors of Mines for each region. Should employers or employees fail to comply with their obligations under the MHSA, the
MHSI may take a number of enforcement measures which may include the following:
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
•the suspension or cancellation of certificates of competency – the Chief Inspector of Mines may suspend or cancel certificates of competency issued in terms of the MHSA if the holder of that certificate is guilty of gross negligence or misconduct or has not complied with the MHSA or relevant binding regulations thereunder; and
•the imposition of administrative fines – a Principal Inspector of Mines may, after considering the recommendation of an
Inspector of Mines and the written representations of the employer, impose an administrative fine for the failure to comply with, amongst other things, the provisions of the MHSA and the relevant binding regulations thereunder. In terms of Table 2 of Schedule 8 to the MHSA, the maximum administrative fine which may be imposed on an employer is R1 million per transgression. If a mine receives an administrative fine which has been issued unlawfully, the mine may lodge an application in the Labour Court (being the court with jurisdiction) to review the decision to impose an administrative fine.
In addition to the above, the MHSI also institute investigation and/or inquiry proceedings in terms of the MHSA following an accident or occurrence at a mine, which results in the serious injury, serious illness or death of a person.
Any person convicted of an offence in terms of the MHSA, may be issued with a fine or sentenced to imprisonment as may be prescribed.
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
Notably, COIDA indemnifies the employer against claims by the employee or his/her dependents for damages incurred as a result of occupational injuries and diseases. However, the Constitutional Court held in Mankayi v AngloGold Ashanti Limited
2011 (3) SA 237 (CC) that although COIDA applies to occupational diseases in general, COIDA does not apply in instances where the disease in question is a compensatable disease in terms of ODMWA and which was contracted as a result of the performance of “risk work” at a “controlled mine”. The Court further held that if an employee contracts a compensatable disease as defined in ODMWA, the employee would still be entitled to claim common law damages from the employer. It should also be noted that COIDA does not indemnify an employer against claims lodged by persons other than employees (i.e. claims lodged by independent contractors or other persons affected by mining operations) for damages incurred as a result of occupational injuries or diseases.
In June 2022, the Minister released the draft MHSA Amendment Bill for public comment, with the comment period closing on 29 July 2022. In October 2024, the Minister published an explanatory summary and notice of intended introduction of the
MHSA Amendment Bill, 2024. The MHSA Amendment Bill, 2024 was formally introduced in the National Assembly on
7 April, 2026. In July 2026, the Portfolio Committee issued a notice inviting interested individuals and relevant stakeholders to submit written comments and to indicate an interest in making an oral submission. The MHSA Amendment Bill, 2024 remains before the Portfolio Committee and has not been enacted.
If enacted, the MHSA Amendment Bill, 2024 would amend certain provisions of the MHSA and if enacted in their present form, could have a material adverse effect on our business, operating results and financial condition. The MHSA Amendment
Bill, 2024 provides for (among other things): an increase in the monetary value of the fines that may be imposed in respect of instances of non-compliance, more direct involvement of executives (particularly chief executive officers), stricter liability in instances of non-compliance, and changes to the obligations relating to training and the formulation of training programmes. The
MHSA Amendment Bill, 2024 also proposes a criminal liability provision, sometimes referred to as “corporate manslaughter”
under which an employer commits an offence if it contravenes or fails to comply with a duty in terms of Chapter 2 of the MHSA and that contravention or failure results in a person's death, serious injury or serious illness, or a health-threatening occurrence.
These provisions could limit the defences available to an employer and increase our compliance costs and potential liability.
Health and Safety – Australia
In Queensland, where our Eva Copper Project is situated, the safety of employees, contractors and third parties concerning mining operations is regulated by the MQSH Act as amended and the MQSH Regulations. Risk is effectively managed when all persons individually and as part of their respective workgroups and organisations take action to keep risk at an acceptable level, by conducting operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury and the severity of the injury.
Workers or other persons at mines or persons who may affect safety and health at mines or as a result of operations, have
“safety and health obligations” under Division 2 of the MQSH Act. Persons including (a) the mining tenement holder; (b) the operator; (c) the site senior executive; (d) the contractor; (e) the designer, manufacturer, importer and supplier of plant for use at a mine; (f) the erector and installer of plant at a mine; (g) the manufacturer, importer and supplier of substances for use at a mine; and (h) the person who supplies a service at a mine. Their “safety and health obligations” are specified under Division 3 of the MQSH Act.

The objects of the MQSH Act are to protect the safety and health of persons at mines and persons who may be affected by operations and to require that the risk of injury or illness to any person resulting from operations is at an acceptable level. Risk is considered effectively managed when all persons individually, or as part of their respective workgroups and organisations, take action to keep risk to an acceptable level; that is, by conducting operations so that the level of risk from the operations is within acceptable limits and as low as reasonably achievable, taking into account the likelihood of injury or illness to the person, and the severity of injury or illness. In some cases this is demonstrated by following applicable regulations and guidelines and adopting stated measures, or where no regulations or guidelines are in place, by taking reasonable precautions and exercising proper due diligence.
The Resources Safety & Health Queensland ("RSHQ") is the independent regulator responsible for administering, monitoring and enforcing compliance with the MQSH Act. Responsibility for prosecution of “serious offences” under the MQSH
Act fall with the Workplace Health and Safety Prosecutor ("WHS Prosecutor"). A “serious offence” is committed where a person who has a safety and health obligation breaches it in circumstances where the breach:
•causes death or bodily harm, or the breach involves exposure of a person to a substance likely to cause death or grievous bodily harm; or
•is an offence under the Industrial Manslaughter provisions of the MQSH Act; or
•amounts to an offence that may be prescribed by a regulation under the MQSH Act.
Other offences (i.e., non-serious offences) may be prosecuted by either the WHS Prosecutor or the chief executive officer
("CEO") of RSHQ. Queensland legislation also allows any person to request that the WHS Prosecutor commence a prosecution against another person in certain circumstances, i.e., when the person reasonably considers the other person has committed a
“serious offence" and no prosecution has been brought in relation to the alleged offence, in which case the WHS Prosecutor has three months to investigate and respond.
Where a person holds a safety and health obligation under the MQSH Act and fails to discharge this obligation, the maximum penalty where the contravention leads to multiple deaths is 30,000 penalty units for a corporation; or 6,000 penalty units or three years imprisonment for an offence committed by an officer of a corporation. Civil penalties may also be imposed under the MQSH Act where a corporation or an officer/employee or agent of the corporation contravenes a civil penalty obligation.
Other persons who have specific obligations under the MQSH Act include health and safety representatives (elected by the workers in Queensland mines), district worker representatives, inspectors and other officers. Where an appointee to these positions reasonably believes a risk from operations may reach an unacceptable level, they may give a directive to any person to take stated corrective or preventative action, or to suspend all or partial operations. Failure to comply with a directive may lead to a penalty (up to 800 penalty units or two years imprisonment.
The legislation places obligations on the operator of a mine, the site senior executive and others to ensure that, among other things, the risk to persons from operations is at an acceptable level and that safety and health management systems are developed and implemented. The legislation contemplates that operators and site senior executives will be assisted by site safety and health representatives elected by the workers at the mine site, site safety and health committees, district workers’
representatives and appointed inspectors, inspection officers and authorised officers with powers including site access, inspection and seizure.
In the New South Wales, the safety of employees, contractors and third parties concerning mining operations at CSA is regulated by the WHSMPS Act and regulations thereunder.
The WHSMPS Act complements the general Work Health and Safety Act 2011 (NSW) by imposing additional requirements tailored to the unique hazards of mining and petroleum operations. It applies to all NSW mines, quarries, exploration activities and petroleum sites and establishes a single legislative framework for managing health and safety risks across the mining industry.
A central obligation of the WHSMPS Act is that the mine operator must ensure, so far as is reasonably practicable, the health and safety of workers and others affected by mining activities. This includes identifying hazards, assessing and controlling risks, implementing effective safety management systems, maintaining adequate supervision and competency, and ensuring critical risks such as ground instability, mobile equipment, ventilation, hazardous substances and emergency events are effectively managed.
The legislation also places strong emphasis on consultation, competency and governance. Mine operators must consult with workers and contractors on safety matters, ensure people performing statutory functions are appropriately qualified, and maintain key safety documentation, records and plans. Company officers and senior leaders must exercise due diligence by ensuring adequate resources, systems and verification processes are in place to manage risks and comply with legislative requirements.
The WHSMPS Act further requires the reporting of notifiable incidents to the NSW Resources Regulator, preservation of incident scenes, and cooperation with regulatory inspections and investigations. In practice, the legislation is focused on ensuring mines proactively identify and manage critical hazards, maintain effective controls, involve workers in safety decision-
making, and demonstrate that risks are being continuously monitored and controlled throughout the life of the operation.
Significant penalties may be imposed if safety and health obligations under the relevant work health and safety legislation are not appropriately discharged.

Health and Safety – Papua New Guinea
PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining
(Safety) Act is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
The PNG Mining (Safety) Act and the relevant binding regulations issued thereunder are currently the subject of comprehensive ongoing review, which may result in changes which will affect our operations and projects in PNG. In 2021, the
PNG MRA released the MWSH Bill and has subsequently proposed various other amendments to the PNG Mining (Safety) Act;
however neither the MWSH Bill nor those other amendments have been enacted.
The MWSH Bill deals (among other matters) with the increase in monetary value of the fines which may be imposed in respect of instances of non-compliance, the more direct involvement of executives (particularly chief executive officers), the imposition of stricter liability in respect of obligations under the PNG Mining (Safety) Act, and changes to obligations relating to training and formulation of training programmes. If enacted in its present form, the MWSH Bill will repeal and replace the PNG
Mining (Safety) Act.
See above under "– Regulation – Mineral Rights – Papua New Guinea".
See Integrated Annual Report for the 20-F 2026 "– Sustainability performance – Engaged workforce – Engaged workforce”
on pages 103 to 118 and "– Sustainability performance – Health and wellbeing – Health and wellbeing” on pages 86 to 102.
Laws and Regulations Pertaining to Environmental Protection – South Africa
In South Africa, environmental matters are regulated by national, provincial and municipal laws in line with each level of government under South Africa's Constitution and relevant legislation. Key legislation includes the NEMA, the NWA, the Air
Quality Act, the National Environmental Management: Waste Act, 59 of 2008 ("Waste Act") the National Nuclear Regulator Act,
47 of 1999, the National Environmental Management: Biodiversity Act, 10 of 2004, the National Heritage Resources Act, 25 of
1999, the Carbon Tax Act, the Climate Change Act and the MPRDA.
This legislation commonly requires businesses whose operations may affect the environment to obtain permits, authorisations and other necessary approvals. Businesses and authorities must also monitor compliance with the conditions of these permits, authorisations and approvals. In addition, the legislation may impose standards or limits that do not require authorisation and duties of care requiring businesses to take reasonable measures to prevent pollution or environmental degradation from occurring, continuing or recurring.
The NEMA
Section 24 of South Africa's Constitution is the cornerstone of South African environmental law. It affords every person the right to an environment that promotes their health and well-being and places an obligation on the state to create legislation and other instruments to give effect to this right taking into consideration the principles of sustainable development.
In accordance with this obligation, the Minister of Environmental Affairs and Tourism (as he was then) introduced the
NEMA. The NEMA is “framework legislation”; which provides the core principles and structures in terms of which all environmental legislation and decisions are interpreted, administered and applied. These principles include the principles of inter-generational equity, the polluter pays principle, the cradle to grave principle and the principle of sustainable development
(the "Section 2 Principles").
The South African mining sector is regulated through the One Environmental System, which integrates environmental authorisation requirements under the NEMA with mining regulation under the MPRDA and allocates regulatory responsibilities amongst the DMPR, the DFFE, and other competent authorities.
Listed Activities and competent authorities
The NEMA introduces environmental management tools aimed at ensuring that the Section 2 Principles are incorporated into all decisions that may have an effect on the environment. Chief among these tools is the environmental authorisation process. Under section 24(1) of the NEMA, the minister responsible for environmental affairs (the "Environment Minister") may identify activities that may not commence without an environmental authorisation (the “Listed Activities”).
The Environment Minister published the EIA Regulations and three lists of Listed Activities (the "Listing Notices"). The EIA
Regulations contemplate two application processes for an environmental authorisation: a "basic assessment" (an abridged process for lower-impact activities) and an "environmental impact assessment" (a more detailed process for higher-impact activities). Activities in Listing Notices 1 and 3 trigger a basic assessment process, while those in Listing Notice 2 require a full scoping and environmental impact assessment. The decision period for granting or refusing environmental authorisation is capped at 300 days, excluding any appeal process. However, due to administrative delays, this timeline is not always met.
The DMPR is the competent authority responsible for implementing and enforcing environmental law relating to prospecting and mining activities, including issuing environmental authorisations. Any decisions by the DMPR under the NEMA and other environmental management acts are appealable to the DFFE.
Commencing a Listed Activity without an environmental authorisation is an offence, though applicants may seek retrospective authorisation in terms of section 24G of the NEMA. The competent authority may reject a section 24G application, and may also require remediation, rehabilitation, monitoring or other corrective measures as part of the rectification process.
Even if authorisation is granted, penalties may include substantial administrative fines, criminal fines, imprisonment, remediation obligations and other enforcement measures. In addition, a convicted person may be required to pay damages or penalties and/
or the costs of the prosecution. Directors and responsible persons may, in certain circumstances, incur personal liability for environmental offences and may be required to demonstrate that they took reasonable steps to prevent the commission of the offence.
Financial provision
Upon the cessation of mining operations or termination of the right, we must apply for a closure certificate. Until the
Minister issues a closure certificate, a mining right holder must annually assess the environmental liabilities of the mining operation (including the pumping and treatment of extraneous water) and put up financial provision for the rehabilitation, closure and ongoing post decommissioning management of negative environmental impacts. If the Minister grants a closure certificate, the Minister may release the financial provision but is entitled to retain part of the provision for future latent or residual liabilities.
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
The Financial Provisioning Regulations, 2015 sought to rectify certain alleged shortcomings of guidelines (the "DMR
Guidelines"), issued by the DMR by requiring the inclusion of preliminary and general costs in the financial provision calculations, imposing VAT (at 15%) on the total amount, prohibiting the withdrawal of trust funds for concurrent rehabilitation
(even in circumstances where the financial provision exceeds the evaluated environmental liability) and ceding a portion of the funds to the Minister as security for possible latent and residual post-closure environmental impacts.
The Financial Provisioning Regulations, 2015 impose much more stringent obligations on mining and prospecting rights holders than was required under the DMR Guidelines. As a result, the mining industry has expressed its opposition to the
Financial Provisioning Regulations, 2015 and the date by when existing prospecting and mining rights holders were required to comply with the Financial Provisioning Regulations, 2015 has been indefinitely delayed until new regulations are published.
Several draft regulations have been published for comment, but no new final regulations have been published. Any prospecting or mining right applied for or renewed after the Financial Provisioning Regulations, 2015 came into effect is required to comply with the Financial Provisioning Regulations, 2015.
The Financial Provisioning Regulations, 2015 apply to prospecting and mining operations. Processing residue stockpiles and residue deposits created prior to 1 May 2004 does not currently require a mining permit or a mining right. As a result, financial provision has not been required for these activities. Amendments to the MPRDA and NEMA, however, seek to incorporate these activities within the ambit of the MPRDA and the requirements to put up financial provision. This may require us to put up more financial provision for rehabilitation of these residue stockpiles and residue deposits. Even if these amendments are not forthcoming, we have a duty of care responsibility to take measures to prevent pollution or environmental degradation arising from these residue stockpiles and deposits.
See Item 5: "Operating and Financial Review and Prospects – Operating Results – Key factors affecting our results  –
Climate Change, Environmental Factors and Carbon tax" for a discussion regarding carbon tax.
Duty of care
The NEMA requires any person who has caused, is causing or is likely to cause significant contamination to take reasonable measures to address it. This obligation applies retrospectively and imposes strict liability. That is, we would be responsible for implementing reasonable measures even if we were not responsible for causing the pollution or environmental degradation. If we fail to implement the required reasonable measures, the competent authority, which includes the director-
general of the DFFE, the head of the provincial environmental department, the director-general of the DMPR or, since the
NEMLAA, a municipal manager, may issue a directive instructing that person to carry out specified measures. If the person does not comply, the competent authority may apply to court for an order compelling various parties, such as those in control of the activities at the time, property owners or those who failed to prevent the pollution or degradation, to contribute to the costs.
Enforcement
Environmental mineral and petroleum inspectors are responsible for monitoring and enforcing compliance with the NEMA and environmental management acts. These inspectors are authorised to, among other things, conduct investigations, carry out search and seizure operations and issue compliance notices.
Liabilities
Failing to comply with the NEMA or environmental management Acts, compliance notices, directives or permits, licences or authorisations is an offence and may, upon successful prosecution, result in significant fines of up to R10 million and/or ten years imprisonment. In addition, it may result in damages claims, obligations to rehabilitate the environment, paying the costs of the prosecution and even director and employee liability. Any person may use the relevant provisions in the NEMA to initiate the prosecution of an entity, its directors and/or employees in their personal capacity.
Waste management
Under section 19 of the Waste Act, the Minister of Forestry, Fisheries and the Environment may publish a list of waste management activities that are likely to have a detrimental effect on the environment. No one may commence or undertake a listed activity unless they comply with the norms and standards created in terms of section 19(3) of the Waste Act or hold a waste management licence. The list identifies activities for which a waste management licence is required. Activities in Category
A require a basic assessment, those in Category B require a scoping and environmental impact assessment, and those in
Category C do not require a licence but must comply with published norms and standards.

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
On 10 December 2025, the Minister of Forestry, Fisheries and the Environment published Government Notice 6938
("GN 6938"), which calls upon certain persons conducting specified legacy waste management activities to apply for waste management licences within two years from the date of GN 6938. Government Notice 6939, also published on
10 December 2025, prescribes the procedure applicable to such applications. To the extent that any of our waste management activities fall within the scope of GN 6938, we may be required to obtain a waste management licence by 10 December 2027, resulting in additional regulatory compliance requirements and potential associated costs.
Mines must also follow the management measures set out in the Regulations Regarding the Planning and Management of
Residue Stockpiles and Residue Deposits from a Prospecting, Mining, Exploration or Production Operation, 2015. These
regulations do not apply retrospectively to existing stockpiles and deposits if included in an approved EMPr but impose costly liner and barrier requirements for new ones established after that date.
The Waste Act also regulates contaminated land, regardless of when the contamination occurred or whether it happened at a different time from the activity that caused it. Authorities must assess and report on contaminated land identified as investigation areas or reported by landowners. Depending on the risk level, authorities may direct monitoring, management or site remediation measures.
Failure to comply with the provisions of the Waste Act may result in penalties similar to those discussed under the NEMA above. See “Integrated Annual Report for the 20-F 2026 – Sustainability performance – Waste management” on pages 188 to
191.
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
Authorities regulate water use through water use licences, general authorisations and the continuation of lawful water uses in place when the NWA took effect in October 1998. Most mining operations require a water use licence, particularly for water abstraction, storage, effluent discharge, diversions and infrastructure that could pollute groundwater. These licences often involve complex technical assessments, stakeholder consultation and regulatory review processes.
Mines must also comply with the water use regulations for mining in the Regulations on Use of Water for Mining and
Related Activities Aimed at the Protection of Water Resources, 1999, which were adopted under the NWA and restrict the location of mining infrastructure and require the separation of clean and dirty water systems, along with proper water management design.
On 24 April 2026, the Minister of Water and Sanitation published Government Notice 7408 ("GN 7408"), calling upon unregistered water users to register specified water uses. GN 7408 applies to certain section 21(a) and 21(d) water uses and provides for a 90-day registration period from publication. GN 7408 exempts certain water users from registration, including
Schedule 1 water users and water users falling within the area of operation of a water user association. GN 7408 may require affected operations to register previously unregistered water uses and therefore may result in additional regulatory compliance requirements and potential penalties for non-compliance.
The NWA also imposes a duty of care similar to the NEMA. Failure to comply may result in penalties similar to those under
NEMA.
The NWA Bill, which seeks to amend the NWA, was published for public comment. The comment period closed on
31 July 2026. The following provisions of the NWA Bill are material and may influence or affect our operations:
•The NWA Bill requires that the Minister of Water and Sanitation (the "Water Minister") declare SWSA. Regulations will regulate activities that are prohibited or restricted from being conducted within and around SWSAs. In respect of mining, the regulations will regulate the way existing water use licences held in respect of mining operations in SWSAs will be reviewed. This potentially poses a significant risk to the environment and our operations if we are prevented from securing new water use licences. The NWA Bill contemplates that no new water use licences may be issued for any water use contemplated in section 21 relating to mining within a SWSA which is classified as “high risk”. It is unclear what constitutes a “high risk” SWSA.
•The NWA Bill empowers the Water Minister to prescribe, by regulation, the criteria to be considered when redressing the results of past racial and gender discrimination in relation to water use. The responsible authority must apply these criteria when considering water use licence applications under the proposed amendments to section 27. These amendments require the responsible authority to "advance the redress of past racial and gender discrimination when making a decision to issue a water use licence or general authorisation" and take "into account the demographic composition of water users, in particular a water management area, and may set aside a certain volume of water in each water management area to achieve" this redress. As these criteria are used to assess renewal applications, these amendments may require the restructuring of asset ownership to secure water use licence renewals or additional water use licences for new water uses.
This may be particularly relevant in areas where the majority of water users are not from historically disadvantaged groups.
•The NWA Bill introduces section 27A to the NWA which requires that only “fit and proper” applicants may be granted water use licences. Persons are not considered "fit and proper" (and thus disqualified from obtaining a water use licence) if "that person (i) has contravened or failed to comply with the NWA, any directive issued in terms of the NWA, or any legislation applicable to water resource management and water pollution; (ii) is or has been a director or senior manager of a company, firm or a juristic person which has been found guilty of contravening or failed to comply with the NWA, any directive issued in terms of the NWA, or any legislation applicable to water resources management and water pollution; or
(iii) has held a water use licence or is entitled to continue with an existing lawful water use and that licence or entitlement has been suspended or revoked". This section could affect companies within the Harmony Group that have multiple operations. If one operation fails to comply with the NWA or a directive or any other legislation regulating water management or pollution, other operations may be prevented from obtaining water use licences under the auspices of this section.
•Under the NWA Bill, a person may continue with an existing lawful water use subject to "any new conditions or obligations necessary to protect the water resources and the environment, which the responsible authority may impose". The responsible authority may also, on written notice to a person holding an entitlement to use water under an existing lawful use, "curtail the volume of water which becomes available as a result of failure by water users to exercise the full existing lawful use volume for any period specified by the Minister".
•The NWA Bill provides clarity regarding the fines that may be imposed for committing offences under the NWA. Currently, it provides for a “fine” and/or imprisonment for up to five years for a first offence and ten years for a subsequent offence.
Under the proposed amendments, a fine of up to R10 million and/or ten years in prison may be imposed for certain offences and a fine of R1 million and/or one year imprisonment for first time offenders and R5 million and/or 5 years imprisonment for subsequent offences.
Emissions
In South Africa, the National Greenhouse Gas Emission Reporting Regulations, 2016, require that we register and report
GHG emissions from applicable activities identified in these regulations. We must report our GHG emissions and activity data in respect of these operations in accordance with the Technical Guidelines for each of the relevant GHGs and the
Intergovernmental Panel on Climate Change emission sources by 31 March of each year. The Technical Guidelines are a companion to the National Greenhouse Gas Emission Reporting Regulations, 2016 and describe the reporting methodology as specified in the National Environmental Management: Air Quality Act, 39 of 2004 ("NEMAQA").
See Item 3D: “Key Information – Risk Factors – Risks Related to Climate, Environment and Social Licence –
Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements” for a discussion regarding the laws governing GHG emissions.
On 31 March 2026, the National Dust Control Regulations, 2026 were promulgated. The National Dust Control
Regulations, 2026 apply, among others, to holders of mining, prospecting, exploration and production rights and impose requirements relating to the control, monitoring and reporting of dust including prescribed dustfall limits and the preparation and implementation of dust management plans. The National Dust Control Regulations therefore require affected operations to assess and, where necessary, enhance their existing dust management and monitoring measures to ensure compliance. The
National Dust Control Regulations, 2026 repeal the National Dust Control Regulations, 2013. Transitional provisions require holders of existing approved dust management plans to submit reviewed plans within 60 days of the National Dust Control
Regulations, 2026 coming into operation, with existing plans remaining valid pending approval. The National Dust Control
Regulations, 2026 also require a transition to the prescribed dustfall monitoring methodology within six months.
Under the NEMAQA, companies conducting industrial activities listed in the Listed Activities and Associated Minimum
Emission Standards ("Listed Emissions Activities") are required to obtain an atmospheric emission licence ("AEL") before commencing operations.
An AEL is issued by the relevant licensing authority, typically a local municipality or provincial government, and sets out conditions relating to emissions monitoring, reporting and the use of emission control technologies. Licence holders are generally required to submit regular emissions data and compliance reports to the authorities.
Failure to obtain or comply with the terms of an AEL may result in administrative enforcement measures, suspension or revocation of the licence or criminal prosecution under South African law.
Our operations in South Africa include activities that fall within the scope of the Listed Emissions Activities under NEMAQA.
Accordingly, we are required to, and do, maintain valid AELs for applicable sites. We are also required to comply with the associated minimum emission standards, conduct periodic emissions monitoring and report results to the relevant authorities.
Carbon Tax Act
The South African government introduced carbon tax under the Carbon Tax Act, 15 of 2019, with effect from 1 June 2019.
The tax is administered and collected by the South African Revenue Service ("SARS") as an environmental levy under the
Customs and Excise Act, 91 of 1964. Liability arises in respect of activities listed in Schedule 2 to the Carbon Tax Act where the applicable thresholds are met.
Greenhouse gas emissions are determined using applicable methodologies approved by the Department of Forestry,
Fisheries and the Environment or the calculation methods prescribed by the Carbon Tax Act. The statutory carbon tax rate is
R308 per tonne of carbon dioxide equivalent ("CO₂e") for the 2026 tax period and is scheduled to increase annually under section 5 of the Carbon Tax Act, reaching R462 per tonne in 2030.

The Carbon Tax Act provides various allowances that reduce carbon tax liability, subject to the relevant emissions category and qualifying conditions. Using combined allowances of 60% to 95%, the illustrative effective tax at the 2026 statutory rate ranges from R15.40 to R123.20 per tonne of CO₂e before allowances. The effective tax applicable to our operations depends on the allowances for which those operations qualify. Phase 2 commenced on 1 January 2026, with the basic allowance retained, the voluntary carbon-budget allowance discontinued after 2025, and carbon-offset allowances increased for relevant activities.
Regulations governing the performance allowance, trade-exposure allowance and carbon offsets have been promulgated.
The Carbon Offset Regulations have subsequently been amended, including by regulations gazetted on 14 March 2025 and deemed effective from 1 January 2024.
It is expected that the Carbon Tax Act will be aligned with the Climate Change Act through higher rates of carbon tax in respect of emissions exceeding an entity's applicable carbon budget. It is not yet clear to what extent the allowances currently embedded in the carbon tax framework will remain available. For further discussion see Item 3D: “Key Information – Risk
Factors – Risks Related to Climate, Environment and Social Licence – Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements” and Item 5: “Operating and Financial Review and Prospects –
Operating Results – Key factors affecting our results – Climate Change, Environmental Factors and Carbon tax”.
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
The Climate Change Act confirms that sectoral emissions targets ("SETs") will be set for GHG emitting sectors and sub-
sectors which shall be reviewed and revised every five years. It is anticipated that the SETs will become more stringent over time. The Environment Minister must identify GHG emitting activities and permissible GHG emission thresholds above which entities will be allocated a carbon budget and need to submit a GHG mitigation plan. It is anticipated that transitional arrangements will be developed which mirror the approach adopted under the Minimum Emissions Regulations published under
NEMAQA.
Carbon budgets set out the GHG that may be emitted. At the time the carbon budget is allocated, all pollution prevention plans contemplated under the NEMAQA and the National Pollution Prevention Plans Regulations, 2017 will be deemed to be a
GHG plan for the first five-year cycle. The person to whom a carbon budget is allocated must implement the GHG plan, monitor compliance with the GHG plan and evaluate and report their performance in terms of the GHG plan. If the report indicates that the person failed, is failing or will fail to comply with the carbon budget, it will need to provide a description of the measures it will implement in order to remain within the carbon budget.
The Environment Minister may declare certain GHGs to be synthetic GHGs and specify if these must be phased out or phased down and the timeframes within which this must be achieved. One particular concern is that organs of state must review and if necessary amend “decisions” to ensure that the risks of climate change impacts and associated vulnerabilities are taken into consideration and to give effect to the principles and objects of the Climate Change Act in a review. These decisions may include existing administrative decisions such as environmental authorisations, atmospheric emissions licences, mining or production rights and tenders granted to bidders under power procurement programmes for coal or gas. Before amending these decisions, the relevant organ of state must give the holder of such consents, approvals or awards (the "Consents"):
(i)adequate notice of the proposed amendments to or withdrawal of Consents pursuant to the review; and
(ii)a reasonable opportunity to make representations regarding the amendments or withdrawal. If the relevant organs of state fail to undertake the review, third parties such as NGOs, may seek to compel these organs of state to undertake the review in respect of particular Consents or classes of Consents. The proposed amendments to the Consents may have material implications on existing business and operations and may have an adverse effect on investment.
Laws and Regulations Pertaining to Environmental Protection – Australia
Queensland
The Environmental Protection Act 1994 (Qld) ("EP Act") is the principal environmental legislation in Queensland and establishes the framework for environmental management, environmental assessment and regulation of environmentally relevant activities ("ERAs"). The EP Act seeks to protect Queensland's environmental values while supporting ecologically sustainable development through the prevention, minimisation and management of environmental harm.
Environmental Authority ("EA") EPML00899613 for the Eva Copper Mine Project is granted under the EP Act and authorises the conduct of mining activities and associated ERAs.
New South Wales
The Environmental Planning and Assessment Act 1979 (NSW) ("EP&A Act") and the Protection of the Environment
Operations Act 1997 (NSW) ("POEO Act") form the principal environmental legislation in New South Wales. Together these Acts establish the framework for environmental assessment and environmental management. The EP&A Act and POEO Act seek to protect New South Wales's environmental values while supporting ecologically sustainable development through the prevention, minimisation, and management of environmental harm and pollution.
CSA is authorised to conduct mining activities through Development Consent No. 31:95 ("DA 31:95") granted under the
EP&A Act and Environment Protection Licence ("EPL") 1864 granted under the POEO Act.

Federal
The Environment Protection and Biodiversity Conservation Act 1999 (Cth) ("EPBC Act") is administered by the
Commonwealth Department of Climate Change, Energy, the Environment and Water and provides a legal framework to protect and manage Australia’s plants, animals, habitats and places that are under threat. The EPBC Act covers nine protected matters of National Environmental Significance ("MNES"):
•world heritage areas
•national heritage places
•wetlands of international importance (listed under the Ramsar Convention)
•listed threatened species and ecological communities
•listed migratory species (protected under international agreements)
•Commonwealth marine areas
•Great Barrier Reef Marine Park
•nuclear actions (including uranium mines)
•water resources (that relate to coal seam gas development and large coal mining development).
Under the EPBC Act, a person proposing to take an action that has, will have, or is likely to have a significant impact on an
MNES must refer the proposed action to the Commonwealth Minister for the Environment and Water (or their delegate) for consideration. Following referral, the Commonwealth Minister determines whether the action is a controlled action requiring assessment and approval under the EPBC Act, is not a controlled action, or is not a controlled action provided it is undertaken in a particular manner. Where a controlled action determination is made, the action must undergo assessment under the EPBC Act and receive approval before it can proceed.
The EPBC Act also protects the environment when actions are taken:
•on Commonwealth land or impact upon Commonwealth land
•by an Australian Government agency anywhere in the world
•that impact Commonwealth heritage places overseas.
To inform whether the Eva Copper Mine Project should be referred to the Commonwealth Minister for the Environment and
Water for a controlled action determination, a number of EPBC Act self‑assessments have been undertaken throughout project definition and development.
These self-assessments concluded that the Eva Copper Mine Project was unlikely to have a significant impact on the three
EPBC Act-listed species that were known, or have potential to occur, within the Project area based on the available information at the time. In March 2026, a Northern Blue-tongued Skink, "critically endangered" under the EPBC Act was identified during vegetation clearing within the Project area. All clearing activities were suspended while further investigations were undertaken.
As an outcome of this review, it was determined that the Eva Copper Mine Project has the potential for a significant impact on biodiversity related MNES, specifically listed threatened species and listed migratory species under Section 18 and Section 20 of the EPBC Act, respectively. As such, a decision was made to refer the Eva Copper Mine Project to the Commonwealth
Minister for the Environment and Water for consideration under the EPBC Act. The Eva Copper Mine Project was referred under the EPBC Act in July 2026 (reference EPBC 2026/10587) and August 2026 (reference EPBC 2026/10616).
CSA is not subject to any approval issued under the EPBC Act.
The Commonwealth Environmental Offsets Policy 2012 provides the framework for the use of environmental offsets under the EPBC Act. The policy applies where a proposed action is determined to have a significant impact on MNES after all reasonable avoidance, mitigation and management measures have been considered and implemented.
Under the policy, offsets must be directly related to the impacted MNES and provide a conservation gain that is additional to existing obligations and outcomes that would have occurred in the absence of the offset. Offset measures must be effective, scientifically robust, legally secured, and capable of being monitored and enforced for the duration necessary to achieve the intended conservation outcome.
The Commonwealth Offset Assessment Guide supports implementation of the policy by providing a standardised method for quantifying residual impacts and calculating offset requirements for threatened species and ecological communities. Where significant impacts are identified, the guide is used to determine the scale and nature of offset measures necessary to achieve compliance with the EPBC Act.
The Australian Government is undertaking a substantial reform of the EPBC Act in response to recommendations from the
2020 Independent Review of the EPBC Act (the Samuel Review). The reforms are intended to strengthen environmental protection, improve transparency and accountability, streamline assessment and approval processes, and support the Australian
Government's broader "Nature Positive" agenda. In November 2025, the Australian Parliament passed the Environment
Protection Reform Act 2025 (Cth) and related legislation, introducing significant amendments to the EPBC Act.
A key element of the reforms is the establishment of a revised national environmental regulatory framework including
National Environmental Standards. The Standards are intended to provide clear, consistent and measurable requirements for environmental assessment, decision‑making, approval conditions, compliance and environmental outcomes. The Standards will apply to a range of matters, including environmental assessment processes, restoration outcomes, compliance and enforcement, and engagement with First Nations peoples.

The reforms also provide for the establishment of new Commonwealth environmental institutions, including the National
Environmental Protection Agency ("NEPA"). The NEPA was established on 1 July 2026.
The National Greenhouse and Energy Reporting Act 2007 (Cth) ("NGER Act") establishes the legislative framework for reporting GHG emissions, energy production, energy consumption and GHG projects by corporations in Australia. The NGER
Act makes registration and reporting mandatory for corporations whose energy production, energy use or GHG emissions meet specified thresholds. Thresholds apply at facility-level and corporate group level. Facilities or controlling corporations that exceed specified thresholds must register and report annually to the Australian Clean Energy Regulator. Entities must follow detailed guidance for estimating and reporting GHG emissions, energy production and energy consumption. This guidance is codified in the NGER (Measurement) Determination 2008, which outlines the methodologies and standards for compliance.
Disclosures under the NGER Act underpin Australia's climate policy and international reporting obligations and support the
Safeguard Mechanism, which provides a framework for Australia's largest emitters to measure, report and manage their emissions. Key risks associated with non-compliance with the NGER Act include enforcement action by the Clean Energy
Regulator, civil penalties (including fines and public enforcement notices), adverse audit findings and regulatory scrutiny, and reputational risk associated with inaccurate or incomplete reporting, noting that NGER data are publicly disclosed if above the publication threshold (currently 50,000 tonnes of CO2-e).
In addition to GHG and energy reporting obligations, the NGER Act requires large facilities, whose net emissions exceed the Safeguard Mechanism threshold, to keep their emissions at or below emissions baselines. The Safeguard Mechanism applies to facilities with scope 1 covered emissions of more than 100,000 tonnes of CO2-e per year. Reforms to the Safeguard
Mechanism came into effect on 1 July 2023 which apply a decline rate to facilities’ baselines so that they are reduced predictably and gradually over time on a trajectory consistent with achieving Australian Government’s emission reduction targets of 43% below 2005 levels by 2030, 62-70% below 2005 levels by 2035, and net zero by 2050.
Harmony retains its ambition to achieve net zero by 2045. Harmony currently has Science Based Targets approved by the
Science Based Targets initiative ("SBTi") covering Scope 1 and Scope 2 emissions, together with an ambition to achieve net zero by 2045. In line with the evolving SBTi Net Zero Standard, Harmony recognises that Scope 3 emissions may represent a material portion of its total emissions footprint and may need to be incorporated into future target setting. As part of our Net Zero action plan, Harmony is progressing a comprehensive Scope 3 emissions assessment across global operations and strengthening the completeness of its Scope 1 and 2 inventories across regions including in Australasia. Harmony intends to update and resubmit targets to the SBTi, if required, once the evidence base and governance processes are complete.
HGA will commence reporting under the NGER Act from fiscal 2026, with reporting obligations triggered by the acquisition of CSA. The NGER reporting boundary includes all controlled Australian operations, and as the Eva Copper Project progresses towards operations, relevant emissions and energy data will be incorporated into Harmony's annual NGER reporting. Projected
GHG emissions have also been quantified as part of the feasibility study to support emissions forecasting and the assessment of potential future Safeguard Mechanism obligations.
HGA is subject to mandatory climate-related reporting under the Australian Sustainability Reporting Standards ("ASRS"),
including Australian Accounting Standards Board ("AASB") S2 Climate-related Disclosures, from fiscal 2026. These requirements extend beyond GHG emissions reporting and require disclosure of climate-related governance, strategy, risks and opportunities, risk management processes, anticipated financial effects, climate resilience, transition planning, and climate-
related metrics and targets.
In preparation for its first mandatory disclosure, Harmony has undertaken a substantial programme of work, including establishing climate governance arrangements, completing climate risk and opportunity assessments and scenario analysis, developing its emissions inventory, and strengthening climate-related reporting processes and controls. Further enhancements are continuing in areas including integration of climate risks into business processes, financial quantification, transition planning, scope 3 emissions and assurance readiness.
A transitional Progressive Rehabilitation and Closure Plan has been prepared for the Eva Copper Project pursuant to section 754 of the EP Act. This plan outlines how the project will progressively rehabilitate and eventually close the site after mining activities have concluded. The plan is under review by the regulator.
In addition, in accordance with the EP Act, it is a condition of an EA for a resource activity that the holder must not carry out, or allow the carrying out of, a resource activity under the authority unless:
•an Estimated Rehabilitation Cost ("ERC") decision is in effect for the resource activity when the activity is carried out;
•the holder has paid a contribution to the scheme fund or given a surety for the authority under the Mineral and Energy
Resources (Financial Provisioning) Act 2018 (Qld) (the "MERFP Act"); and
•the holder has complied with the requirements under the MERFP Act for paying a contribution to the scheme fund, or giving a surety for the authority, as required from time to time.
An ERC decision and associated surety are currently in place for activities being undertaken in relation to the relevant mining leases. Revised ERC applications will need to be prepared and determined from time to time to authorise disturbance activities prior to the commencement of further construction and mining activities. As progressive rehabilitation is completed, the
ERC may be adjusted to reflect the reduced liability.
Sustainability-related disclosures and claims are subject to the general prohibitions against misleading and deceptive conduct under the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth).
These provisions apply to both mandatory climate-related disclosures and voluntary sustainability statements made in investor communications, product disclosures, websites, and other public materials. Australian Securities and Investments Commission
("ASIC") Regulatory Guide 280 – Sustainability Reporting (RG 280) outlines ASIC's expectations for entities making sustainability claims, including the requirement that such claims be factually accurate, based on reasonable grounds, and supported by verifiable evidence. ASIC also refers entities to Information Sheet 271 – How to Avoid Greenwashing, which provides practical guidance on substantiating sustainability-related representations. ASIC has emphasised that sustainability claims must be clear, not overly broad or unqualified, and must reflect actual investment practices or operational realities.
Misleading claims may expose entities and their officers to enforcement action, reputational damage, and stakeholder litigation.
We will also continue to be subject to the ASRS which came into effect in January 2025 – refer to Item 3D: "Risk Factors –
Risks Related to Climate, Environment and Social Licence – Climate change presents material physical risks to our operations and long-term value creation".
Laws and Regulations Pertaining to Environmental Protection – Papua New Guinea
The PNG Environment Act and various related regulations and guidelines regulate the impact of industry and other activities on the environment and set out the environmental permitting requirements for developments, including mining projects.
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
Under the PNG Environment Act proposed activities can be classified as Level 1, Level 2 or Level 3. The PNG
Environment Act requires a person or company that intends to carry out a proposed Level 3 activity to prepare and submit a
Notice of Intent and an Environmental Inception Report ("EIR"). This requirement should be fulfilled prior to carrying out a detailed environmental impact assessment and submitting an environmental impact statement ("EIS"). The EIR is intended to identify, at an early stage, potential environmental impacts that need to be addressed. It is effectively a scoping document for the preparation of the EIS, and also assists with commencement of the essential consultation process with all relevant stakeholders.
An EIS is required for activities that are likely to have a significant adverse impact on the environment and other socio-
economic and/or cultural heritage aspects. This EIS must be lodged with CEPA for assessment, which includes a public review and referral phase. For large projects, the review process may also involve an independent peer review.
An EIS provides full documentation of all environmental and social issues and commits the proponent to the employment of relevant mitigation measures in relation to the development activity. Typically, it addresses such matters as:
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
An EIS was submitted to CEPA on 25 June 2018 and an EP for the Wafi-Golpu Project was issued on 18 December 2020.
An EP is generally a single, project-comprehensive document which presents all the conditions with which we must comply, and the issued permit includes conditions relating to DSTP. An annual administration fee is payable and reports outlining our performance against each condition must be provided to CEPA annually.
Australian National Contact Point for Responsible Business Conduct ("AusNCP") complaint
In November 2022, Huon Gulf coastal villagers represented by the Centre for Environmental Law and Community Rights
Inc. ("CELCOR") lodged a complaint with AusNCP against HGA and Newcrest Mining Limited ("Newcrest"). The complaint alleged that certain activities associated with the proposed Wafi-Golpu Project, particularly the proposed use of DSTP, did not comply with various human rights, environmental and disclosure requirements under the OECD Guidelines.
On 29 August 2025, the AusNCP Independent Examiner published a final statement following its examination of the complaint. The Independent Examiner found that certain activities appeared not to align with the OECD Guidelines in some areas, including aspects of human rights due diligence, environmental due diligence and certain disclosure practices, and made a number of recommendations. The Independent Examiner did not find all matters raised in the complaint to be inconsistent with the OECD Guidelines.
The AusNCP process is a non-judicial grievance mechanism and its recommendations are not legally binding.
Nevertheless, the findings and recommendations may affect stakeholder perceptions of the project and expectations regarding environmental and human rights due diligence, disclosure and stakeholder engagement. HGA continues to assess the findings and recommendations and their implications for the project.

Actual or perceived failure to address the recommendations adequately could adversely affect stakeholder confidence, the project’s reputation and social licence to operate, and engagement with communities, government authorities, investors and potential financiers.
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
Potential Changes to Papua New Guinea Environment Laws
A process of mining regime review is underway within PNG and a number of environmental matters are under consideration. These include a Biodiversity Offset Policy (which anticipates biodiversity offset payments to support biodiversity incentives) and a National Oceans Policy.
Harmony's operations and projects in PNG will potentially be affected by changes to PNG environmental laws, and
Harmony continues to engage with the PNG Government on these matters through the offices of the PNG CORE and directly with CEPA and the PNG MRA in relation to PNG mining legislation, mining leases and mine closure planning. See Item 3D:
“Risk Factors – Risks Related to Climate, Environment and Social Licence – Environmental liabilities, rehabilitation obligations, biodiversity requirements and closure costs may be materially higher than expected" and "– A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed DSTP at Wafi-Golpu could materially adversely affect the project and our business”.
Labour Relations
South Africa
Approximately 94% of employees in South Africa are represented by recognised trade unions. Recognition is governed by legislation and Company policy regulating trade union recognition. In South Africa, Harmony operates in a multi-union environment: five unions are active at Company level representing employees. The unionised employees are represented by the
National Union of Mineworkers, representing 51% of employees, followed by, Association of Mineworkers and Construction
Union, representing 30% of employees, the National Union of Metalworkers of South Africa representing 6% of employees,
United Association of South Africa representing 5% of employees, Solidarity representing 2% of employees in the Company, whilst 6% are not unionised. Conditions of employment and wages for employees in the bargaining unit are the outcome of collective bargaining with unions. A five-year wage agreement was signed with unions on 4 April 2024.
Employee relations in South Africa are dynamic and are based on inclusion and collaboration that are regulated by employment legislation, most notably the Labour Relations Act, 66 of 1995, the Basic Conditions of Employment Act, 75 of 1997,
the Employment Equity Act, 55 of 1998 (and its regulations), collective agreements as well as internal human resources and related policies. See “Integrated Annual Report for the 20-F 2026 – Sustainability performance – Engaged workforce” on pages
103 to 118.
Australia
Employment and industrial relations for most private-sector employees in Australia, including our Australian workforce, are regulated principally by the Fair Work Act 2009 (Cth) and associated regulations. The federal framework establishes minimum employment conditions through the National Employment Standards, the national minimum wage, applicable modern awards and enterprise agreements. It also regulates collective bargaining, union representation, protected industrial action, unfair dismissal, workplace rights and certain labour-hire arrangements. Employment contracts operate subject to these statutory minimum standards and any applicable award or enterprise agreement. The Fair Work Commission administers the national workplace relations system, including approving enterprise agreements and dealing with bargaining and industrial disputes, while the Fair Work Ombudsman monitors and enforces compliance.
Employees engaged in mining operations may be covered by the Mining Industry Award 2020 or an applicable enterprise agreement. Certain employees at CSA are covered by the Cobar Management Pty Limited Operations Enterprise Agreement
2024, which regulates matters including remuneration, leave, overtime and other employment conditions. A portion of the CSA workforce has also historically been represented by the Australian Workers’ Union.

In Queensland, there are a number of well-established mining trade unions, particularly in the coal and energy sectors. At present, our workforce at the Eva Copper Project is not unionised. However, if the Eva Copper Project moves into the development and operational phases, we expect a portion of its workforce to become unionised. Unions could also initiate enterprise bargaining under the Fair Work Act 2009 (Cth), or the Industrial Relations Act 2016 (Qld), which is a formal process in which an employer and a group of employees (usually represented by unions) negotiate a legally binding enterprise agreement.
Papua New Guinea
Employee relations in PNG are regulated by the PNG Employment Act of 1978 and the PNG Employment of Non-Citizens
Act 1978. Individual contracts are entered into, and the workforce is not unionised. Wages are guided by independent market research that compares mining, oil and gas companies in the region.
The Papua New Guinea National Content Policy for Resource Sectors 2023, administered by the PNG Department of
Commerce and Industry, includes a policy area relating to employment opportunities for Papua New Guineans.
Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. In addition, Hidden Valley mine employment is guided by the Employment and Training
Plan appended to the Hidden Valley MOA dated August 2005 between Morobe Consolidated Goldfields Limited, the PNG
Government, provincial and local governments and the Landowner Association. The Hidden Valley MOA requires that, as far as is reasonably possible, preference in training and employment is given to local and landholder candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Hidden Valley mine’s licence to operate.
Intellectual Property
Harmony is not dependent on intellectual property (including patents or licences), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.
Seasonality
Subject to other factors and unforeseen circumstances, in the third quarter production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.
Raw Materials
Harmony uses chemicals, including cyanide, hydrochloric acid and caustic soda, as key reagents in the production of gold.
These chemicals are available from a limited number of suppliers and with the exception of cyanide do not represent a material portion of the Company’s costs. Given the challenges associated with suppliers, ageing production plants and reliability thereof,
Harmony is currently experiencing continued interrupted supply of the foregoing stated reagents as well as other critical consumables utilised in the production of gold across our global operations. The latter has negatively impacted Harmony’s purchasing power and security of supply. As a result of sourcing from third-party raw materials suppliers importing consumables internationally, the security of supply is at a higher premium. Additionally, our stocking strategies account for potential lead time variation and supply constraints, thus minimising the risk of changes in the marketplace. While commodity pricing is subject to volatility over time, we believe our contractual terms which include rise and fall clauses are dynamic enough to mitigate the market movement volatility.
Global commodity markets experienced a historic shock following the outbreak of the war in the Middle East, which caused significant disruptions to energy and fertilizer supplies after the effective closure of the Strait of Hormuz in February 2026. The resulting supply shortages, combined with geopolitical uncertainty and shipping disruptions, have driven commodity prices higher and increased volatility across global markets. In the precious metals market, gold, silver, and platinum prices surged in
January 2026 amid heightened geopolitical tensions and strong speculative demand. However, prices subsequently moderated due to profit-taking, reduced exchange-traded fund inflows, and declining interest-rate expectations. The industrial metals market reflected an increase in most commodities, with aluminium prices reaching a multi-year high during the first quarter of
2026, while copper, tin and zinc prices also increased due to supply disruptions caused by the war. Nickel prices also trended upwards amid a policy shift in Indonesia, a key producer of the industrial metal. However, lead prices decreased amid high global inventories, while the decline in iron ore prices was mainly driven by weak demand growth amid China’s prolonged property sector downturn and lower global construction activity. In addition, industrial metal prices are expected to remain under upward pressure due to higher energy and input costs, supply-chain disruptions, and uncertainty surrounding global economic growth. Base metal prices could increase more than previously anticipated amid inflexible supply and resilient demand, while aluminium supplies face additional risks because the Gulf region is an important source of global production. The energy market has experienced substantial price increases as a result of the conflict and restrictions on shipments through the Strait of
Hormuz, a critical passage for global oil and liquefied natural gas supplies. Brent crude oil prices increased amid substantial supply shortages as a direct result of the war in the Middle East. Natural gas prices have also increased sharply in Asia and
Europe as competition for alternative supplies intensified following a notable decline in exports from the Middle East.
Furthermore, soft commodity prices are also exposed to rising production and transportation costs, particularly through higher fertilizer prices and disruptions affecting key agricultural inputs. Additional pressures to food prices include the ongoing El Nino event which poses great climate risks and is expected to strengthen through late 2026 and persist into early 2027, and the decline in humanitarian funding in 2026. These pressures could contribute to higher food prices and intensify inflationary risks, especially in import-dependent economies. Overall, the outlook for commodity markets in 2026 is characterised by heightened volatility, elevated prices, and substantial uncertainty, with future developments depending largely on the duration of the conflict, the extent of damage to Middle Eastern production capacity, and the speed at which shipping volumes through the Strait of
Hormuz return to normal. See Item 3D: "Key Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and
Financial Performance – Inflationary pressures and escalating input costs may erode profitability and reduce future returns".

Land Expropriation
South Africa
In December 2017, during its national conference, the African National Congress ("ANC") resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilising the agricultural sector, endangering food security or undermining economic growth and job creation. In
February 2018, the National Assembly assigned the Constitutional Review Committee ("CRC"), to review section 25 of South
Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. On 4 December 2018, South Africa’s Parliament adopted the CRC’s report dated 15 November 2018 in which it recommended that section 25 of South Africa’s Constitution be amended to make explicit that expropriation of land without compensation is a legitimate option for land reform. On 13 March 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that consequently the matter would be taken up by Parliament after the elections.
The Draft Constitution Eighteenth Amendment Bill was published for comment at the end of 2019. The aim of the Draft
Constitution Eighteenth Amendment Bill is to amend the Constitution of South Africa, 1996 so as to provide that where land and any improvements thereon are expropriated for the purpose of land reform, the amount of compensation payable may be nil.
The Draft Constitution Eighteenth Amendment Bill failed to receive the required two-thirds approval of the National Assembly in
December 2021 and the proposed Amendment Bill is no longer being pursued.
In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (the "Draft
Expropriation Bill") was published for public comment by the South African Minister for Public Works (the "Minister for Public
Works"), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation
Bill, in October 2020, a new draft expropriation bill (the "New Draft Expropriation Bill") was introduced by the Minister for
Public Works of South Africa. The New Draft Expropriation Bill was approved by the National Assembly on 28 September 2022.
On 19 March 2024, the NCOP passed the New Draft Expropriation Bill but resolved to return the New Draft Expropriation
Bill to the National Assembly with proposed amendments. Following a meeting of the National Assembly, the amended New
Draft Expropriation Bill was published and sent to the President on 27 March 2024 for assent into law.
On 24 January 2025, the Expropriation Act, was assented to by the President of South Africa and has been signed into law.
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
The Expropriation Act has been the subject of various different constitutional challenges and is unlikely to enter into force before these challenges have been disposed of. AfriForum NPC and IRR Legal NPC filed papers with the Western Cape
Division of the High Court challenging the constitutionality of certain provisions of the Expropriation Act, seeking an order declaring sections 12(3), 12(4) and 19(8) of the Act unconstitutional and severing them from the Act, together with appropriate relief in respect of the admitted drafting error in sections 19(2) and 19(3) of the Act, or such other relief as the court considers appropriate. IRR Legal’s challenge is directed mainly at sections 12(2)(e), 12(3)(a) to (d) and 12(4) of the Act, on its own basis for contending that these provisions are unconstitutional. The Democratic Alliance ("DA") also challenged the Expropriation Act on both substantive and procedural grounds. On the procedural front, the DA contends that “the process of adopting the Act did not conform to the Constitution, as five of the seven provinces did not vote in the manner prescribed by law and regulation”.
On the substantive front, the DA contends that “the Act is vague and contradictory in several clauses, which renders it unconstitutional”. Vaderland Stigting (Case No 2025-971785) also filed papers with the High Court.
The matters were heard simultaneously by a full bench of the Western Cape High Court between 3 and 7 August 2026.
These matters are being defended by the Speaker of the National Assembly, Thoko Didiza, President Cyril Ramaphosa, and the
Economic Freedom Fighters ("EFF").
Other parties that have been involved include the Emperor Thembu 2nd Votani Majola, the Free Market Foundation’s Rule
of Law Project and the Association for Rural Advancement, all of whom have been admitted as amici curiae.
Irrespective of how these arguments are resolved, if the applicants are successful on constitutional grounds and the relevant provisions are declared unconstitutional, this would need to be confirmed by the Constitutional Court, and the decision would likely be appealed by the respondents. Should the respondents be successful instead, a similar outcome is likely, as the applicants would then be expected to appeal. Accordingly, the matter is likely to be several months, if not years, away from reaching finality.

In principle an expropriation of land could be supportive of mining and could be used to assist in securing land rights for the purposes of mining. This, however, is generally unnecessary as section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. The expropriation of land on which mining activities are conducted would not have any impact on existing mining rights held over the land but may introduce additional parties with whom access rights must be negotiated or enforced in a court of law, premised on the rights in section 5 of the MPRDA.
Nationalisation of mines
There is no stated intention to use the Expropriation Act or other existing expropriation rights to expropriate mining rights or mining land with or without compensation. In this regard the constitutional right in section 25 would require any such expropriation to take place by a law of general application, not be arbitrary, be for a public purpose or in the public interest and follow a fair procedure, and be subject to compensation that is just and equitable, reflecting an equitable balance between the public interest and the interests of those affected and having regard to all relevant circumstances, including the current use of the property, the history of its acquisition and use, its market value, the extent of direct state investment or subsidy in its acquisition and beneficial capital improvement, and the purpose of the expropriation.
While the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have at certain points in the past stated publicly and in the media that the government should embark on a programme of nationalisation.
In this regard two minority political parties, namely the EFF and the uMkhonto weSizwe Party ("MKP"), are the primary political parties in South Africa that currently support the nationalisation of mines.
The ANC, which since 2024 has governed in coalition with other parties including the DA, has rejected the possibility of mine nationalisation for now. It has, however, adopted two recommended approaches to interacting with the mining industry which may be interpreted as at odds with private sector investment. The first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, royalty tax and an increase in the South African government’s holdings in mining companies. The second approach contemplates the
South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
Taxation
South Africa
In 2015 and 2017, the Davis Tax Committee, appointed by the then-President to review South Africa's tax regime, issued interim and final reports recommending changes to the mining tax regime, including discontinuing the upfront capital expenditure write-off in favour of an accelerated depreciation regime, retaining the so-called "gold formula" for existing gold mines only, and phasing out additional capital allowances available to gold mines to align the gold mining tax regime with the general corporate tax system. As at 30 June 2026, National Treasury has not adopted, formally rejected, or otherwise acted on these recommendations. If any such recommendations are adopted as legislation they could have a material adverse effect on our business, results of operations and financial condition.
The Taxation Laws Amendment Act, 23 of 2020 ("2020 Taxation Laws Amendment Act"), which came into force on 20
January 2021, addressed certain proposals contained in the Draft Taxation Laws Amendment Bill, 2020. However, the 2020
Taxation Laws Amendment Act did not include the Draft Taxation Laws Amendment Bill, 2020's proposed restrictions on contract miners' use of the accelerated capital expenditure allowance or the proposed elimination of the Minister of Finance's discretion to uplift the ring-fencing of capital expenditure on a per mine basis. No substitute legislation addressing these specific proposals has been introduced since the Act came into force.
Assessed Losses
In South Africa, to the extent that the balance of assessed loss exceeds 80 percent of current-year taxable income, companies are able to set off the higher of R1 million or 80 percent of taxable income when calculating their tax liability. Any remaining assessed loss that is not utilised in any given year may be carried forward indefinitely as previously. This limitation does not apply to assessed capital losses, which in most cases remain fully available for set-off against capital gains of the taxpayer.
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

Base Erosion and Profit Shifting
The South African Government is fully committed to implementing the Inclusive Framework of the OECD relating to Base
Erosion and Profit Shifting developed by the OECD/G20 countries. Although South Africa is not a member country, it is an early adopter of the relevant measures. Consistent with this approach, it has not only implemented and strengthened the rules relating to the ability to deduct interest, but it has also widened the scope of the transfer pricing rules to include associated enterprises. In addition, it also strengthened the laws relating to hybrid equity and hybrid interest and the returns from these instruments.
South Africa is also a signatory to the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base
Erosion and Profit Shifting. In this context the Multilateral Instrument was incorporated into South African tax law with effect from
1 January 2023. Among other things South Africa adopted the Principal Purpose Test to deal with treaty abuse.
In addition, South Africa also signed the so-called Pillar 1 and Pillar 2 proposals that are aimed at reducing opportunities for tax planning and tax avoidance for multinational entities by limiting tax competition and the jurisdictions in which taxes are paid. Effectively Pillar 1 aims to allocate business profits based on actual business activities in a specific country, whereas Pillar
2 aims to establish a minimum global tax rate of 15%.
The Global Minimum Tax Act, 46 of 2024, became effective on 24 December 2024 and applies to Harmony's 2025 year of assessment. Based on preliminary calculations using the June 2025 and March 2026 South African results, Harmony's South
African operations qualify for one of the safe-harbour provisions and no top-up tax is expected. The legislation enables South
Africa to impose a multinational top-up tax at a rate of 15% on the excess profits of in-scope multinational enterprise groups.
It applies where a group's consolidated annual revenue equals or exceeds €750 million in at least two of the preceding four fiscal years, which threshold applies to the Group.
Australia has enacted similar legislation which was effective from the 2025 tax year. A preliminary analysis was undertaken for PNG and Australia for the fiscal year 2026 and zero top-up tax is expected.
Renewable Energy
South Africa is not only committed to reduce the carbon footprint consistent with the OECD Guidelines, but it has also introduced additional measures to increase the carbon tax over the next few years. In addition and to cater for constant load shedding, it introduced measures to incentivise taxpayers to invest in renewable energy projects by allowing an allowance of up to 125% if the project was brought into use before 1 March 2025. Although none of our projects were brought into use before this date, the expenditure will still qualify for a 100% deduction in terms of the South African unredeemed capital expenditure rules when brought into use. See “– Laws and Regulations Pertaining to Environmental Protection – South Africa” above.
C. ORGANISATIONAL STRUCTURE
Harmony is a holding company with its significant ownership interests organised as set forth in Exhibit 8.1 "Significant
Subsidiaries of Harmony Gold Mining Company Limited”.  Also see note 2.1 “Consolidation” of our consolidated financial statements, set forth beginning on page F-1.
D. PROPERTY, PLANT AND EQUIPMENT
See “– Delivering profitable ounces – Performance by operation” on pages 29 to 67 of the Integrated Annual Report for the
20-F 2026 which is incorporated herein by reference. Also see note 14 “Property, Plant and Equipment” and note 32 “Additional cash flow information” of our consolidated financial statements, set forth beginning on page F-1.
Also see Item 4: “Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to
Environmental Protection - South Africa”, “– Laws and Regulations Pertaining to Environmental Protection - Australia", “– Laws
and Regulations Pertaining to Environmental Protection - Papua New Guinea"  and “–  Capital Expenditures” and Item 5:
“Operating and Financial Review and Prospects – Liquidity and Capital Resources".

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE
Harmony is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 30 June 2026.
Harmony has developed a process to determine which properties are material to its business or financial condition for purposes of the individual property disclosure requirements of Item 1304 of Regulation S-K 1300. The key considerations taken into account by Harmony in its materiality assessment include qualitative and quantitative factors in the context of our overall business and financial condition. The materiality assessment covers all of our mining properties (regardless of the stage of the mining property) and all of our mining and related activities from exploration through extraction, and is reviewed by us on an annual basis. Based on the above considerations, Harmony has determined that, as at 30 June 2026, its material properties for purposes of Regulation S-K 1300 are Doornkop, Free State Surface Operations, Kalgold, Kusasalethu, Moab Khotsong,
Mponeng, Target, Tshepong North, Tshepong South, Mine Waste Solutions, Hidden Valley, Wafi-Golpu Project, the Eva Copper
Project and the CSA Mine. Following the assessment described above, Joel, which was classified as individually material in the preceding annual report, is no longer considered individually material for purposes of Regulation S-K 1300. The individual property disclosure concerning Joel and the incorporation by reference of its previously filed TRS are retained voluntarily to provide continuity of information.
With respect to the CSA Mine, an initial TRS has been prepared by the relevant Qualified Person ("QP") and is filed as
Exhibit 96.15 hereto. With respect to Doornkop, Tshepong North,Tshepong South and the Eva Copper Project, updated TRSs have been prepared by the relevant QPs and re-filed as Exhibits 96.9, 96.12, 96.13 and 96.14 hereto. With respect to
Free State Surface Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Mine Waste Solutions,
Hidden Valley and the Wafi-Golpu Project, Harmony has determined that, as at 30 June 2026 (i) there have not been any material changes to the Mineral Resources or Mineral Reserves reported in the TRSs for these properties and (ii) all material assumptions and information pertaining to the disclosure of the Mineral Resources and Mineral Reserves for Free State Surface
Operations, Joel, Kalgold, Kusasalethu, Moab Khotsong, Mponeng, Target, Mine Waste Solutions, Hidden Valley, and the
Wafi-Golpu Project, remain current in all material respects, based on all facts and circumstances, both quantitative and qualitative. As a result, the previously filed TRSs for Free State Surface Operations, Joel, Kalgold, Kusasalethu,
Moab Khotsong, Mponeng, Target, Mine Waste Solutions, Hidden Valley and the Wafi-Golpu Project are incorporated by reference as Exhibits 96.3, 96.2, 96.6, 96.8, 96.4, 96.5, 96.1, 96.7, 96.10 and 96.11, respectively, hereto.
Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with Harmony’s mining properties, see Item 3D: "Key Information – Risk Factors".
Harmony’s South African operations include nine deep-level mines, an open pit mining operation and several surface retreatment facilities. Combined, these account for gold Mineral Resources (exclusive of Mineral Reserves) of 65.1 million ounces and gold Mineral Reserves of 21.2 million ounces at 30 June 2026.
Harmony has three underground mining operations in the West Rand: Doornkop, Kusasalethu and Mponeng. As at
30 June 2026, their combined Mineral Resources (exclusive of Mineral Reserves) were 26.1 million ounces and the combined
Mineral Reserves were 6.4 million ounces. Harmony has one underground mining operation in the Klerksdorp goldfield: Moab
Khotsong. As at 30 June 2026, the estimated Mineral Resources (exclusive of Mineral Reserves) were 4.9 million ounces and the estimated Mineral Reserves were 3.2 million ounces. Harmony has five active underground mining operations in the Free
State: Joel, Masimong, Tshepong South, Tshepong North, and Target 1. As at 30 June 2026, their combined estimated Mineral
Resources (exclusive of Mineral Reserves) were 29.6 million ounces and the combined estimated Mineral Reserves were 2.9 million ounces.
Harmony has one open pit mine and several surface retreatment facilities in South Africa. These include Kalgold and various surface sources (marginal ore, Waste Rock Dumps ("WRDs") and tailings), available for retreatment in the Free State
(largely in the vicinity of Welkom), surface sources around Moab Khotsong (Mispah and Kop Paydam), that are available for retreatment, Mine Waste Solutions, Vaal River and West Wits. As at 30 June 2026, their combined estimated Mineral Resources
(exclusive of Mineral Reserves) were 4.5 million ounces and the combined estimated Mineral Reserves were 8.7 million ounces.
In PNG, Harmony has one wholly-owned open-pit, gold and silver mine: Hidden Valley, and a 50% interest in the Wafi-
Golpu Project. As at 30 June 2026, our combined estimated attributable Mineral Resources (exclusive of Mineral Reserves) in
PNG totalled 10.4 million ounces of gold, 2.1 million tonnes of contained copper metal and 30.8 million ounces of silver. The combined estimated attributable Mineral Reserves in PNG totalled 5.8 million ounces of gold, 2.3 million tonnes of contained copper metal and 12.6 million ounces of silver.
In Australia, Harmony owns and operates the CSA Mine in New South Wales and is developing the Eva Copper Project in
Queensland. Following the acquisition of MAC Copper in October 2025, the CSA Mine became Harmony's first operating copper mine and a significant contributor to the Group's copper production. The Eva Copper Project is currently in the execution phase.
As of 30 June 2026, our combined estimated Mineral Resources (exclusive of Mineral Reserves) in Australia totalled 0.2 million ounces of gold, 1.3 million tonnes of contained copper metal and 4.8 million ounces of silver. The combined estimated Mineral
Reserves in Australia totalled 0.4 million ounces of gold, 1.6 million tonnes of contained copper metal and 7.0 million ounces of silver.

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

* *Care and maintenance*

N
S
W
E
145° E
150° E
5° S
10° S
Madang
Wafi-Golpu project
Exploration portfolio
joint venture
(Harmony 50%)
Lae
Kerimenge
Hidden Valley
Port Moresby
140° E
10° S
20° S
30° S
Eva Copper Project
Cloncurry
Mount Isa
QLD Exploration Portfolio
Queensland
Brisbane
New South Wales
Cobar
NSW Exploration Portfolio
CSA Mine
Sydney

AUSTRALIAN LEGEND

- Northwest Minerals Province
- Lachlan Orogen
- Towns/Cities

PAPUA NEW GUINEA LEGEND

- New Guinea Mobile Belt
- Papuan Fold Belt
- Papuan Ultramafic Belt
- Aure Trough
- Towns/Cities

} Nuigini Mobile Belt

Maps showing the location of individual properties as well as infrastructure and licences are shown in “—Individual
Property Disclosure” below. All operations are 100 percent owned unless otherwise indicated.

The following table sets out the aggregate production of Harmony’s mining operations for the years ended 30 June 2026,
2025 and 2024.

	Fiscal year ended 30 June
	2026	2025	2024
Gold produced (kg)	44,464	46,023	48,578
Gold produced (000oz)	1,430	1,480	1,562
Overview of Mining Properties and Operations
The following information is detailed for each material property in “– Individual Property Disclosure” below:
•the location of the properties;
•the type and amount of ownership interests;
•the identity of the operator or operators;
•titles, mineral rights, leases or options and acreage involved;
•the stages of the properties (exploration, development or production);
•key permit conditions;
•mine types and mineralisation styles; and
•processing plants and other available facilities.
Methodology
Mineral Resources
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction ("RPEEE"). The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
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
Mineral Resource estimation
To meet the requirement in the South African Code for the Reporting of Exploration Results, Mineral Resources and
Mineral Reserves ("SAMREC") that Mineral Resources demonstrate RPEEE, Harmony applies an appropriate cut-off grade and/
or economic constraints to the quantified mineralised body using a process that incorporates a long-term view of commodity prices, operating costs, recoveries and other relevant modifying factors. In applying this process, Harmony uses a gold price of
US$3,061/oz or R1,730,000/kg to determine Mineral Resource cut-off grades at its gold operations.
The estimation of Mineral Resources is based on geoscientific knowledge and borehole and sampling data, with input from our Ore Reserve managers, geologists and geostatistical staff. All sampling is subject to quality assurance and quality control procedures prescribed by SAMREC to ensure data quality and accuracy. Based on geological, grade and structural characteristics, each orebody is divided into geozones and estimated using appropriate computerised geostatistical
methods.Mineral Resources are classified as Measured, Indicated or Inferred according to confidence in the geological interpretation and grade estimation, taking into account data quality, geological continuity, estimation quality and drilling density.
The QP assesses RPEEE using methods appropriate to the deposit style and anticipated mining method while applying consistent Harmony standards and governance processes. For open pit deposits, this is generally supported through economic pit optimisation using appropriate commodity price, cost and recovery assumptions. For underground deposits, RPEEE is assessed using mining method, mineability, access and economic assumptions consistent with the style of mineralisation and anticipated extraction approach.

Mineral Reserves represent the economically mineable portion of Measured and Indicated Mineral Resources that are incorporated into the LOM plan. The conversion of Mineral Resources to Mineral Reserves is based on detailed mine planning and the application of modifying factors, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental considerations.
The methodologies applied to convert Mineral Resources to Mineral Reserves vary according to the mining method, stage of development and characteristics of the orebody. At all operations and projects, Mineral Reserve estimates are supported by appropriate mine designs, production schedules, economic assessments and consideration of relevant operational constraints.
At Harmony's underground South African operations, Mineral Reserves are estimated using detailed LOM plans developed from the Measured and Indicated Mineral Resource base. The optimal cut-off grade is determined using Harmony's Optimiser software, which identifies the lowest grade at which the orebody can be mined to maximise total profit under a defined set of mining, processing and economic assumptions. Key inputs include the Measured and Indicated Resource blocks (per shaft section), commodity price assumptions, planned production rates, the mine recovery factor (equivalent to the mine call factor multiplied by the plant recovery factor) and planned cash operating costs (rand per tonne). Harmony uses a gold price of
US$2,915/oz or R1,650,000/kg to determine Mineral Reserve cut-off grades at its gold operations.
At the deep-level South African operations, Mineral Reserve estimates incorporate allowances for mining losses, support pillars, unpay and off-reef mining, reflecting the geotechnical and operational realities of mining at depth.
In Australasia, Mineral Reserves are estimated across a diverse portfolio of open pit and underground operations and projects. For open pit assets, Mineral Reserves are based on economically optimised pit shells, detailed mine design, production scheduling and the application of appropriate modifying factors. For underground operations such as CSA, Mineral Reserves are supported by mine designs, production schedules and economic evaluations aligned with the selected mining method and operational constraints.
At the Wafi-Golpu Project specifically, Mineral Reserves are derived using block cave optimisation studies that evaluate cave footprint selection, extraction level design, production sequencing, draw strategy, cave propagation geotechnical performance and economic outcomes. Given the scale and long-term nature of the deposit, Mineral Reserve estimation integrates mining, processing, infrastructure and economic assumptions to determine the optimal extraction strategy and project value.
A range of disciplines, including health and safety, geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management, are involved in the LOM planning process and the conversion of Mineral Resources into Mineral Reserves. The modifying factors related to the ore flow that are used to convert Mineral Resources to Mineral Reserves through the LOM planning process are stated for each shaft.
For these factors, historical information is used, except if there is a valid reason to do otherwise. The factors are reviewed and updated annually using operating experience, technical studies and project-specific assumptions to ensure that Mineral Reserve estimates remain realistic and achievable.
Although the criteria for classifying Mineral Reserves under the SAMREC, 2016 differ in certain respects from those under
Regulation S-K 1300, the tables below present only the Mineral Reserves at Harmony’s operations and advanced projects as at
30 June 2026 that satisfy the classification requirements of Regulation S-K 1300.
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
A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applied to a Probable Mineral Reserve is lower than that applicable to a Proved Mineral Reserve.
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
For the reporting of Mineral Reserves the following parameters were applied:
• US$2,915/oz gold ("Au"), US$38.90/oz silver ("Ag") and US$4.78/lb copper ("Cu");
•an exchange rate of R17.60 per US dollar, and A$1.47 per US dollar
•the above parameters resulting in a gold price of R1,650,000/kg for the South African assets; and
•the Wafi-Golpu Project retains the feasibility commodity prices of US$1,200/oz Au and US$3.00/lb Cu;
Mineral Resources (exclusive of Mineral Reserves)
As at 30 June 2026, Harmony had aggregate attributable Measured and Indicated Resources (exclusive of Mineral
Reserves) of approximately 44.1 million ounces of gold, 32.0 million ounces of silver, 2.2 million tonnes of copper and
46.6 million pounds of uranium.

Operations	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Gold	Tonnes (Mt)	Grade (g/t)	Au (000kg)	Tonnes (Mt)	Grade (g/t)	Au (000kg)	Tonnes (Mt)	Grade (g/t)	Au (000kg)	Tonnes (Mt)	Grade (g/t)	Au (000kg)
South Africa underground
Tshepong North	11.385	11.87	135.110	4.956	12.31	60.986	16.341	12.00	196.096	7.578	10.20	77.309
Tshepong South	6.402	12.34	79.001	9.460	11.02	104.209	15.862	11.55	183.210	22.970	11.24	258.074
Joel	2.023	7.09	14.335	3.126	7.38	23.074	5.149	7.27	37.409	0.277	7.09	1.964
Masimong	1.877	10.04	18.844	0.381	8.88	3.380	2.258	9.84	22.225	0.153	8.42	1.285
Target 1	5.478	7.68	42.090	3.177	7.17	22.767	8.655	7.49	64.857	2.749	6.58	18.090
Target 3	0.714	10.16	7.251	3.800	10.56	40.140	4.513	10.50	47.391	1.210	10.53	12.744
Doornkop	19.653	3.66	71.938	16.634	3.74	62.196	36.287	3.70	134.134	11.844	3.73	44.235
Kusasalethu	1.269	15.64	19.846	4.960	9.40	46.609	6.229	10.67	66.456	2.028	9.01	18.271
Mponeng	2.059	13.89	28.600	12.649	12.42	157.152	14.708	12.63	185.752	31.609	11.51	363.960
Moab Khotsong	2.374	17.67	41.955	3.553	16.88	59.982	5.927	17.20	101.938	2.681	18.35	49.199
Total South Africa underground	53.233	8.62	458.971	62.695	9.26	580.496	115.928	8.97	1,039.467	83.099	10.17	845.131
South Africa surface
Kalgold	7.103	0.91	6.432	25.119	1.25	31.282	32.222	1.17	37.714	27.169	0.43	11.574
Other Free State Tailings	78.504	0.26	20.460	—	—	—	78.504	0.26	20.460	127.303	0.17	21.400
Phoenix	11.845	0.27	3.251	6.621	0.29	1.917	18.466	0.28	5.167	—	—	—
Central	—	—	—	1.138	0.31	0.352	1.138	0.31	0.352	—	—	—
Free State WRD	—	—	—	0.078	0.55	0.043	0.078	0.55	0.043	11.649	0.45	5.212
Mine Waste Solutions	50.525	0.20	10.022	55.519	0.24	13.120	106.044	0.22	23.142	79.371	0.13	10.694
Mine Waste Solutions WRD	—	—	—	1.768	0.30	0.530	1.768	0.30	0.530	2.502	0.24	0.611
West Wits tailings	—	—	—	9.680	0.33	3.170	9.680	0.33	3.170	—	—	—
West Wits WRD	—	—	—	0.104	0.37	0.038	0.104	0.37	0.038	—	—	—
Total South Africa Surface (including Kalgold)	147.977	0.27	40.165	100.027	0.50	50.452	248.004	0.37	90.617	247.993	0.20	49.490
Total South Africa	201.210		499.136	162.722		630.948	363.932	3.11	1,130.085	331.092		894.621
Papua New Guinea¹
Hidden Valley	2.702	0.74	2.000	21.639	1.48	32.000	24.341	1.40	34.000	1.290	1.47	1.900
Wafi	—	—	—	54.000	1.66	89.000	54.000	1.66	89.000	15.000	1.30	20.000
Golpu	—	—	—	155.000	0.58	90.372	155.000	0.58	90.372	70.000	0.62	44.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.69	16.000
Kerimenge	—	—	—	27.029	0.96	26.000	27.029	0.96	26.000	4.799	0.83	4.000
Total Papua New Guinea	2.702	0.74	2.000	257.669	0.92	237.372	260.370	0.92	239.372	115.089	0.75	85.900
Australia
Little Eva	—	—	—	37.973	0.05	1.994	37.973	0.05	1.994	23.893	0.09	2.048
Bedford	—	—	—	0.893	0.13	0.119	0.893	0.13	0.119	0.632	0.10	0.066
Lady Clayre	—	—	—	6.724	0.17	1.168	6.724	0.17	1.168	9.759	0.15	1.420
Ivy Ann	—	—	—	6.908	0.10	0.666	6.908	0.10	0.666	0.188	0.10	0.019
Total Australia	—	—	—	52.496	0.08	3.948	52.496	0.08	3.948	34.471	0.10	3.552
Total Gold	203.912		501.136	472.887		872.268	676.799	2.03	1,373.404	480.653		984.073
1 Total attributable.

	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Copper	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)	Tonnes (Mt)	Grade (%)	Cu (000t)
Papua New Guinea
Golpu	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	70.000	0.86	600.000
Nambonga	—	—	—	—	—	—	—	—	—	24.000	0.20	46.949
Total Papua New Guinea	—	—	—	155.000	0.95	1,470.000	155.000	0.95	1,470.000	94.000	0.69	646.949
Australia
Little Eva	—	—	—	37.973	0.28	105.735	37.973	0.28	105.735	23.893	0.33	79.496
Turkey Creek	—	—	—	5.153	0.40	20.520	5.153	0.40	20.520	4.481	0.41	18.159
Blackard	—	—	—	35.199	0.43	150.668	35.199	0.43	150.668	22.714	0.40	90.958
Scanlan	—	—	—	6.650	0.54	35.776	6.650	0.54	35.776	3.574	0.53	18.961
Bedford	—	—	—	0.893	0.52	4.644	0.893	0.52	4.644	0.632	0.36	2.300
Lady Clayre	—	—	—	6.724	0.38	25.363	6.724	0.38	25.363	9.759	0.36	35.143
Ivy Ann	—	—	—	6.908	0.53	36.752	6.908	0.53	36.752	0.188	0.31	0.578
Legend	—	—	—	36.254	0.45	163.506	36.254	0.45	163.506	3.755	0.35	12.996
Great Southern	—	—	—	12.915	0.42	53.629	12.915	0.42	53.629	1.920	0.39	7.553
CSA Mine	1.343	7.65	102.691	1.479	4.90	72.490	2.822	6.21	175.181	6.173	3.76	231.942
Total Australia	1.343	7.65	102.691	150.146	0.45	669.084	151.489	0.51	771.774	77.089	0.65	498.086
Total Copper	1.343	7.65	102.691	305.146	0.70	2,139.084	306.489	0.73	2,241.774	171.089	0.67	1,145.034

	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Silver	Tonnes (Mt)	Grade (g/t)	Ag (000kg)	Tonnes (Mt)	Grade (g/t)	Ag (000kg)	Tonnes (Mt)	Grade (g/t)	Ag (000kg)	Tonnes (Mt)	Grade (g/t)	Ag (000kg)
Papua New Guinea
Hidden Valley	2.702	20.36	55.000	21.639	20.61	446.000	24.341	20.58	501.000	1.290	12.11	15.628
Golpu	—	—	—	155.000	1.30	201.500	155.000	1.30	201.500	70.000	1.10	77.000
Total Papua New Guinea	2.702	20.36	55.000	176.639	3.67	647.500	179.341	3.92	702.500	71.290	1.30	92.628
Australia
CSA Mine	1.343	23.96	32.169	1.479	13.91	20.567	2.822	18.69	52.735	6.173	24.83	153.264
Total Australia	1.343	23.96	32.169	1.479	13.91	20.567	2.822	18.69	52.735	6.173	24.83	153.264
Total Silver	4.044	21.55	87.169	178.118	3.75	668.067	182.163	4.15	755.235	77.463	3.17	245.892

	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Zinc	Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)	Tonnes (Mt)	Grade (%)	Zn (000t)
Australia
CSA Mine	—	—	—	0.197	2.73	5.365	0.197	2.73	5.365	2.455	7.26	178.325
Total Zinc	—	—	—	0.197	2.73	5.365	0.197	2.73	5.365	2.455	7.26	178.325

	Measured Resources			Indicated Resources			Measured and Indicated Resources			Inferred Resources
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8 (Mkg)
South Africa
Free State surface				78.504	0.09	7.296	78.504	0.09	7.296	—	—	—
Moab underground	—	—	—	5.927	0.94	5.580	5.927	0.94	5.580	2.681	0.65	1.754
Mine Waste Solutions	50.525	0.07	3.395	55.519	0.09	4.862	106.044	0.08	8.256	79.371	0.04	2.986
Total Uranium	50.525	0.07	3.395	139.949	0.13	17.737	190.475	0.11	21.132	82.052	0.06	4.740
Note: rounding of numbers may result in slight computational discrepancies.
Mineral Reserves
As at 30 June 2026, Harmony had aggregate attributable Proved and Probable Mineral Reserves of approximately
27.4 million ounces of gold, 19.6 million ounces of silver, 4.0 million tonnes of copper and 7.7 million pounds of uranium.

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Gold	Tonnes (Mt)	Grade (g/t)	Au² (000kg)	Tonnes (Mt)	Grade (g/t)	Au² (000kg)	Tonnes (Mt)	Grade (g/t)	Au² (000kg)
South Africa underground
Tshepong North	4.143	5.26	21.772	6.423	4.96	31.828	10.566	5.07	53.601
Tshepong South	1.404	5.75	8.071	0.511	3.43	1.753	1.915	5.13	9.824
Joel	1.454	4.96	7.216	0.578	5.01	2.897	2.032	4.98	10.112
Masimong	1.020	3.91	3.988	0.297	3.56	1.055	1.316	3.83	5.044
Target 1	2.463	4.64	11.433	0.392	4.34	1.700	2.855	4.60	13.133
Doornkop South Reef	5.626	3.65	20.536	5.531	4.22	23.356	11.158	3.93	43.892
Kusasalethu	1.880	6.27	11.795	0.706	4.69	3.311	2.586	5.84	15.106
Mponeng	4.512	9.96	44.938	10.833	8.80	95.332	15.345	9.14	140.270
Moab Khotsong including Zaaiplaats	2.263	6.78	15.340	9.769	8.66	84.621	12.031	8.31	99.961
Total South Africa underground	24.763	5.86	145.089	35.040	7.02	245.852	59.804	6.54	390.941
South Africa Surface
Kalgold	13.422	1.03	13.858	5.244	1.02	5.351	18.665	1.03	19.208
Tailings
Other Free State Tailings	82.099	0.25	20.643	511.608	0.23	115.574	593.707	0.23	136.217
Phoenix	12.170	0.28	3.442	12.170	0.25	3.063	24.340	0.27	6.505
Central	—	—	—	34.513	0.28	9.518	34.513	0.28	9.518
Mine Waste Solutions	3.215	0.32	1.013	323.571	0.28	90.140	326.785	0.28	91.154
West Wits tailings	—	—	—	20.694	0.33	6.748	20.694	0.33	6.748
Total South Africa Surface (including Kalgold)	110.906	0.35	38.955	907.800	0.25	230.395	1,018.706	0.26	269.350
Total South Africa	135.669		184.044	942.840		476.247	1,078.509		660.291
Papua New Guinea
Hidden Valley	2.141	1.07	2.294	13.865	1.36	18.887	16.006	1.32	21.181
Golpu ¹	—	—	—	190.000	0.83	158.628	190.000	0.86	158.628
Total Papua New Guinea	2.141	1.07	2.294	203.865	0.87	177.515	206.006	0.87	179.809
Australia
Little Eva	—	—	—	145.229	0.06	9.431	145.229	0.06	9.431
Bedford	—	—	—	3.954	0.13	0.526	3.954	0.13	0.526
Lady Clayre	—	—	—	6.001	0.17	1.000	6.001	0.17	1.000
Ivy Ann	—	—	—	—	—	—	—	—	—
Total Australia	—	—	—	155.183	0.07	10.957	155.183	0.07	10.957
Total Gold	137.811		186.338	1,301.888		664.719	1,439.699		851.057

¹ Total attributable.

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Copper	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)
Papua New Guinea
Golpu ¹	—	—	—	190.000	1.23	2,330.000	190.0	1.23	2,330.000
Total Papua New Guinea	—	—	—	190.000	1.23	2,330.000	190.000	1.23	2,330.000
Australia
Little Eva	—	—	—	145.229	0.34	488.300	145.229	0.34	488.300
Turkey Creek	—	—	—	21.900	0.42	92.200	21.900	0.42	92.200
Blackard	—	—	—	78.600	0.50	393.800	78.600	0.50	393.800
Scanlan	—	—	—	8.300	0.63	52.600	8.300	0.63	52.600
Bedford	—	—	—	3.954	0.47	18.500	3.954	0.47	18.500
Lady Clayre	—	—	—	6.001	0.42	25.400	6.001	0.42	25.400
CSA MIne	12.531	3.27	410.303	5.161	3.23	166.565	17.691	3.26	576.868
Total Australia	12.531	3.27	410.303	269.144	0.46	1,237.365	281.675	0.58	1,647.668
Total Copper	12.531	3.27	410.303	459.144	0.78	3,567.365	471.675	0.84	3,977.668
¹ Total attributable.

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Silver	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)	Tonnes (Mt)	Grade (g/t)	Ag2 (000kg)
Papua New Guinea
Hidden Valley	2.141	21.62	46.306	13.865	24.83	344.230	16.006	24.40	390.536
Australia
CSA Mine	12.531	12.70	159.186	5.161	11.39	58.802	17.691	12.32	217.988
Total Silver	14.672	14.01	205.492	19.026	21.18	403.032	33.697	18.06	608.524

Operations	Proved Reserves			Probable Reserves			Total Mineral Reserves
Uranium	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)	Tonnes (Mt)	Grade (kg/t)	U3O8² (Mkg)
South Africa
Moab Khotsong underground	—	—	—	12.031	0.29	3.503	12.031	0.29	3.503
1Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tonnes and head grades.
Metallurgical recovery factors have not been applied to the reserve figures.
Note: rounding of numbers may result in slight computational discrepancies.
Harmony discontinued reporting gold equivalents as attributable Mineral Resources and Mineral Reserves as at 30 June 2026.
This improves transparency and aligns with best practice. Reporting gold and copper separately provides a clearer, more accurate representation of the underlying Mineral Resources and Mineral Reserves, avoids reliance on price-based assumptions, and allows stakeholders to assess each commodity’s value independently. Harmony reported on attributable gold and copper Mineral Resources and Mineral Reserves separately as at 30 June 2026.
As at 30 June 2026, Harmony’s attributable gold Mineral Reserves were 27.4 million ounces of gold, an increase from
26.9 million ounces at 30 June 2025. The year on year Mineral Reserve reconciliation is shown below.

Description	(000kg)	Moz
30 June 2025 – Gold	837	26.9
Changes during fiscal 2026
Mined	(52)	(1.7)
Other losses (geology, planning)	(20)	(0.6)
Reserve additions from Operations	86	2.8
30 June 2026 – Gold	851	27.4
Note: rounding of numbers may result in slight computational discrepancies.
The increase is primarily due to the extension of the LOM at Mponeng, Kusasalethu and Masimong as well as the Tshepong
LOM extension project and Eva Copper Project.
As at 30 June 2026, Harmony’s attributable copper Mineral Reserves were 4.0 million tonnes of contained copper metal, an increase from 2.3 million tonnes at 30 June 2025. The year on year Mineral Reserve reconciliation is shown below.

Description	Mt	Mlb
30 June 2025 Copper	2.3	5.135
Changes during fiscal 2026
Mined	—	—
Other losses (geology, planning)
Reserve additions from Operations	1.6	3.632
30 June 2026 Copper	4.0	8.768
Note: rounding of numbers may result in slight computational discrepancies.
The increase is mainly due to the acquisition of the CSA Mine in Australia as well as the approval of the Eva Copper Project.

MINERAL RESOURCE AND MINERAL RESERVE INDIVIDUAL PROPERTY DISCLOSURE
For more information about Harmony’s mines, including a summary of the Company’s mining rights and licences refer to
Item 4: "Information on the Company – Business Overview – Regulation”. For detailed information about Harmony’s mines, including the mining rights and licences refer to the TRS on each individual property, filed as an exhibit to this annual report on
Form 20-F.
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
Doornkop’s main and vent shaft systems are currently exploiting the South Reef to approximately 2,000m BMD. The narrow South Reef is exploited by means of conventional stoping. The ore mined at Doornkop is processed at the mine’s carbon-in-pulp ("CIP") plant, which is located adjacent to the shaft. Operations are powered by electricity from Eskom.
Doornkop draws its workforce principally from established mining communities in the West Rand and surrounding Gauteng area, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required. As at 30 June 2026, Doornkop employed 3,113 people and engaged 928 contractors.

Doornkop is an established operation, and the currently available infrastructure is sufficient to support the mine plan.
Doornkop is accessible via the national and provincial roads. The general layout of Doornkop infrastructure is displayed in the graphic below.

Randfontein
Doornkop Mine
Westonaria
Carletonville
Fochville
Azaadville
R 41
Leratong
Tshepisong
Rietvallei
Doornkop Mine
558
WRD
Doornkop
Doornkop
Slovoville
Workshop, Stores, Admin
Thulani
Bambayi
Cooke
Soweto
26°11'S
27°45'E
27°50'E
0
2.5km
N
West Rand Operations
Doornkop Mining Right
Towns/residential areas
Plant
WRD
TSF
Shaft position
Railway
Regional roads
Farm Boundaries

The “property, plant, and equipment” at Doornkop as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R5.3 billion.
Doornkop did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant
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
History
Although exploration in the Doornkop area dates back to the early 1930s, and multiple phases of exploration and mining activities have taken place in the intervening years, the sinking of the main and ventilation shafts at Doornkop only commenced in 1983. At the time, Doornkop was owned by Johannesburg Consolidated Industries Limited ("JCI").
It was initially planned to mine both the Kimberley and the South Reefs. However, a decision was then taken by JCI to target the shallower Kimberley Reef only, mining it by mechanised methods. In addition, the deepening of the main shaft required to access the South Reef was deferred. During 1989, the planned production rates from the Kimberley Reefs were achieved, but the anticipated grades were not recovered. Adverse geological structures were encountered, and the decrease in grades was attributed to difficulties associated with the mechanised mining methods resulting in dilution.

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
In 2020, a capital project was approved to extend operations to new mining levels on 207 and 212 levels. While the 207 level is now mining reef, the 212 level is currently focused on access development, which commenced from the shaft position in
2017 as early works. The shaft infrastructure is currently undergoing upgrades, while an ore handling system is being established on 215 level to facilitate production from the 207 and 212 levels.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights are held by REL, a wholly owned subsidiary of Harmony. The rights encompass an area of
4,459.25ha and were successfully converted, executed and registered as a new order mining right at the Mineral and Petroleum
Resources Titles Office ("MPRTO"). They are secured under Mining Authorisation number ML 13/97.
Harmony’s Doornkop mineral tenure comprises two mining rights covering approximately 4,459ha, namely:
•GP30/5/1/2/2/09 MR valid from 7 October 2008 to 6 October 2038; and
•GP30/5/1/2/2/174 MR valid from 23 May 2014 to 22 May 2030.
Harmony has the exclusive right to renew the rights.
A summary of the status of EPs and licences issued as at 30 June 2026, related to the Doornkop operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/2/(09) EM	DMPR	7 June 2010	LOM
Certificate of Registration (Nuclear)	01/0025/06	National Nuclear Regulator	31 May 2003	LOM
Water Use Permit	33/2/323/24	DWS	1 December 1977	LOM
Cyanide Management Certification	N/A	ICMC[2]	19 April 2024	18 April 2027
Precious Metal Refining Licence	1889/000251/66	SADPMR[4]	29 June 2011	26 June 2041
Environmental Authorisation for Water Treatment Plant	GP30/5/1/2/2/(09) EM	DMPR	23 August 2016	LOM
Licence to impound water in a dam with safety risk	12/2/C221/69	DWS	17 July 2009	LOM
Salvage yard registration	HWSD/24-25/0020	GDARD[3]	18 June 2024	LOM
1German certification body for ISO standards.
2International Cyanide Management Code.
3Gauteng Department of Agriculture and Rural Development.
4SA Diamond and Precious Metals Regulator.
Mining Method
Doornkop is a deep level underground gold mine currently operating at depths ranging between 1,870m and 1,950m BMD.
The mining method used at Doornkop is conventional breast mining, in a sequential grid, also known as sequential grid mining ("SGM").
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
Exploration
Exploration at Doornkop has been focussed on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine as existing Mineral Resources are depleted through mining. Over the years, geological data has been obtained through surface drilling, a seismic survey, underground drilling, underground channel (chip)
sampling and geological mapping.
Surface exploration drilling has taken place over several different campaigns since exploration was initially undertaken in the 1930s. Surface drilling provides widely spaced initial grade and channel width information, upon which mine development decisions are based.
Underground exploration drilling is a continuous process which would have been in place since the operation commenced.
The underground drilling provides geological information, which is used for the Mineral Resource estimates, as well as for mine planning purposes.
Diamond core drilling was used for all underground drill holes. Diamond core drilling has been undertaken using hydraulic and pneumatic drill rigs.
Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Doornkop.
During calendar 2025, Doornkop completed 165 underground diamond drill holes, of which 61 intersected the South Reef, and continued monthly underground channel sampling on a 4m by 6m grid. A total of 47,043 samples were assayed for gold by fire assay with a gravimetric finish, comprising 45,329 primary samples and 1,714 quality assurance and quality control samples.
See Sections 7 and 8 of the Doornkop TRS.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Doornkop is considered to have RPEEE in line with SAMREC, 2016. The cut-off value for the Mineral Resources has been determined as 450cmg/t, based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	96.65
Unit cost[1]	R/t	4,390
1 Unit cost includes cash-operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.

The Mineral Resource estimate, as at 30 June 2025 and 30 June 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	19.653	3.66	71,938	19.944	3.74	74,506	(3.4)
Indicated	16.634	3.74	62,196	13.987	3.77	52,764	17.9
Total / Ave. Measured + Indicated	36.287	3.70	134,134	33.931	3.75	127,270	5.4
Inferred	11.844	3.73	44,235	11.643	3.91	45,480	(2.7)
Notes
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. H. Chirambadare, who is Ore Reserve Manager at
Doornkop, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with RPEEE in line with SAMREC,2016.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resources under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 450 cmg/t determined at a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resources is mainly a result of a reduction in the cut-off grade from 490 cmg/t to 450 cmg/t.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	5.626	3.65	20,536	4.294	3.74	16,075	27.7
Probable	5.531	4.22	23,356	9.378	4.11	38,545	(39.4)
Total / Ave. Proved + Probable	11.158	3.93	43,892	13.672	4.00	54,621	(19.6)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. H. Chirambadare, who is the Doornkop Ore Reserve
Manager, and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 500cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is due to normal depletion and the adjustment to the algorithm parameters in the design and scheduling programme.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Doornkop. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/mᶟ	2.77
Stoping width	cm	124
Gully (dilution)%		6.73
Off Reef	%	4.83
Waste to Reef	%	0.33
Flushing tons	%	—
Discrepancy	%	18.75
Mine Call Factor	%	82.00
Plant Recovery Factor	%	96.65
Mine Recovery Factor	%	79.25
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	500
The 2026 Doornkop Mineral Resource and Mineral Reserve estimates reflect the updated geological model, cut-off assumptions, mine design and scheduling methodology described above. The material assumptions and criteria supporting the
Mineral Resource and Mineral Reserve estimates are described in Sections 11 and 12, respectively, of the Doornkop TRS. For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Free State Surface Operations
Property Description
The Free State Surface Operations comprise producing components and a prefeasibility-stage component and are located near the towns of Welkom and Virginia, Free State Province, South Africa. The Phoenix Project and Central Plant Reclamation
are producing components, while Other Free State Tailings is at the prefeasibility stage. The operations reclaim and re-treat local surface TSFs and WRDs.
The Free State Surface Operations comprise Mineral Resources located in 25 TSFs and three WRDs; three of the TSFs are actively being mined and processed through two processing plants. The Free State Surface Operations comprise the following:
•Phoenix Project: this project is currently reclaiming two TSFs which are processed through the Saaiplaas Plant;
•Central Plant Reclamation: this operation is currently reclaiming two TSFs which are processed through the Central Plant;
•Other Free State Tailings: this project is currently at the prefeasibility stage. It is envisaged that the project will include the treatment of material from 22 TSFs, which are planned to be processed through the existing Central and Saaiplaas Plants, as well as a new plant comprising two 600ktpm treatment modules; and
•Three WRDs located across Harmony's Free State mining operations.
The Free-State Surface Operations and their associated mineral rights are wholly owned by Harmony, except for the
Phoenix Project. The Phoenix Project is 100% owned by Harmony’s BBBEE subsidiary, Tswelopele Beneficiation Operation
(Pty) Limited, of which Harmony is a 77% shareholder (5% is held by the Harmony Community Trust).

0
150
300
Kilometres
N
S
E
W
25°
26°
27°
26°
28°
Botswana
Namibia
Swaziland
Lesotho
LIMPOPO
GAUTENG
NORTH WEST
FREE STATE
NORTHERN CAPE
KWAZULU-NATAL
EASTERN CAPE
WESTERN CAPE
SOUTH AFRICA
Polokwane
Mahikeng
Pretoria
Johannesburg
Klerksdorp
Bloemfontein
Durban
East London
Port Elizabeth
Cape Town
Kalgold
West Wits
Mine Waste Solutions
Welkom

LEGEND

Surface operations

	Latitude	Longitude
Kalgold	26°10'12.85"S	25°14'02.70"E
Saaiplaas plant	28°3'37.68"S	26°53'14.59"E
Central plant	28°2'8.36"S	26°52'8.99"E
Mponeng	26°26'15.60"S	27°25'41.24"E

The location of the TSFs situated between Welkom and Virginia is presented in the figure below.

EOH
ARM 3 SHAFT
WRD
MASIMONG 5 SHAFT
N
W
E
S
PRES. STEYN 1 SHAFT
PRES. BRAND 3 SHAFT
PRES. STEYN 1A VENT SHAFT
PRES. BRAND 1A SHAFT
PRES. BRAND 1 SHAFT
PRES. STEYN 2 SHAFT
PLANT
FSS5
FSS3
FSS1
FSS2W
FSS2E
RWD
PB DAM B
PB DAM C
PB DAM A
PB DAM D
MASIMONG 4
DAM A
SAAIPLAAS 3 SHAFT
SAAIPLAAS PLANT
SAAIPLAAS No. 2 WRD
SAAIPLAAS No. 1 SHAFT
PRES. BRAND 2 SHAFT
ST HELENA 8 SHAFT
WEST MINE
BAMBANANI WEST
FSS4
FSS6
SP6
SP4
SP1
SP2
SP3
SP5a
SP5b
BAMBANANI EAST (PS4)
FSS8E
FSS8W
FSS7
BAMBANANI SHAFT
ST HELENA 10 SHAFT
DAM
HARMONY 4 SHAFT
CENTRAL PLANT
21/H3
TRIG
HARMONY 2 SHAFT
HARMONY 5 SHAFT
23
UNISEL SHAFT
PRES. BRAND 5 SHAFT
22a-c H1
HARMONY 3 SHAFT
R73
VIRGINIA 1 SHAFT
VIRGINIA 2 SHAFT
VIRGINIA
25
27 CALCINE
VIRGINIA 3 SHAFT
30B
31
30A
MERRIESPRUIT 1
32
MERRIESPRUIT 3
33A
MERRIESPRUIT 2A
33B
34A
34B
R30
R730
0 500 1 500 2 500 3 500 4 500
Metres
LEGEND
Shaft position
Shafts
National road
Secondary road
Towns/villages
Dams and pans
Retreatment plants
Slime dams (mined)
Non-active slime dams
Slime dams (municipality)
Deposition

The location of the WRDs is presented in the figure below.

N
Allanridge
Target 1
Target Plant
Target 2
Target 3
27°46'S
27°50'S
27°54'S
Freddies 9
Freddies 9
Freddies 8
Freddies 7
Tshepong
Tshepong
Odendaalsrus
Freddies 6
Freddies 6
Nyala
Nyala
FSN3A
Phakisa
Freddies 3
FSN2
FSN3B
FSN1
FSN4
Kudu
Kudu
Eland
Eland
Two Plant
Sable
Sable
Secondary Roads
Rail
Towns
River
Plant
Shafts
Non-operating Shafts
TSF
Non-active WRD
WRD being Mined
Dams and Pans
0
2.5km
26°38'E
26°42'E

Phoenix Project is a tailings retreatment operation located approximately 6km north of the town of Virginia; it currently re-treats material from the FSS6 and Dam 21 TSFs using the Saaiplaas Plant. The Saaiplaas Plant is located at latitude
28°03’37.68”S and longitude 26°53’14.59”E.
The Central Plant Reclamation currently re-treats material from the FSS5 and FSS3 TSFs using the Central Plant. The
FSS5 TSF is located close to the southern edge of the town of Welkom, while the Central Plant is located approximately 7km southeast of the Saaiplaas Plant at latitude  28°02’8.36”S and longitude  26°52’8.99”E.
The Other Free State Tailings is currently at prefeasibility stage. Although the results of the prefeasibility study completed in 2009 indicate a positive net present value, Other Free State Tailings has not yet been commissioned. The project currently comprises 22 TSFs. The reserve reclamation financial model done for Other Free State Tailings as part of our 2026 business plan demonstrates positive free cash flow.
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
The Free State Surface Operations draw their workforce principally from Welkom, Virginia and other established Free State mining communities, supplemented by specialist contractors where required. Their principal equipment, facilities and infrastructure are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plans, with material modernisation and replacement projects included in sustaining capital plans as required.
The Free State Surface Operations have adequate access to the infrastructure required to meet the planned LOM production schedules. In addition, all provisions and plans required for the Other Free State Tailings have been made.
The surface infrastructure located in the vicinity of Welkom and Virginia is displayed in the graphic below.

The “property, plant, and equipment” at Free State Surface Operations (Tswelopele Beneficiation and Central Plant
Reclamation) as at 30 June 2026 had carrying values of R290 million and R208 million respectively.
Free State Surface Operations did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
Geology
Material contained in the TSFs and WRDs originates from deep level gold mines, operated by Harmony and other mining companies. The mining operations predominantly extract narrow, tabular gold-bearing conglomerate reefs, namely the Basal, B,
Elsburg, Dreyerskruil and Beatrix Reefs.
These reefs occur within the Archean Witwatersrand Basin which hosts the Witwatersrand Supergroup succession. The
Basal Reef is located at the base of the Harmony Formation, within the Johannesburg Subgroup of the Central Rand Group
("CRG"). The B Reef is part of the Spes Bona Formation at the base of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Beatrix Reef is part of the Earls Court Member of the Aandenk Formation, within the Turffontein Subgroup of the CRG. The Elsburg and Dreyerskruil Reefs occur within the Eldorado Formation of the Turffontein Subgroup, capping the
CRG in the Free State Goldfield.
The TSF material is the waste product of crushing, milling and gold extraction by carbon-in-leach ("CIL") or CIP methods.
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
The mineral tenure of the Free State Surface Operations, under which the activities of reclaiming TSFs and WRDs are permitted, falls within the mining rights held by Harmony.
The different mining right areas and associated TSFs and WRDs that form part of the Free State Surface Operations are detailed in the table below.

TSF Name	Licence Type	Reference No.	Effective Date	Expiry Date	Mineral
Brand A (PB Dam A)	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 21 (H3)	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS3	MR	FS (227)	4 February 2010	3 February 2028	Au
FSS5	MR	FS (227)	4 February 2010	3 February 2028	Au
FSS6	MR	FS (227)	4 February 2010	3 February 2028	Au
FSN6	MR	FS (227)	4 February 2010	3 February 2028	Au
No. 32	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS1	MR	FS (227)	4 February 2010	3 February 2028	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
FSS2 East and West	MR	FS (83/227)	11 December 2007	10 December 2029	Au
FSS4	MR	FS (83)	11 December 2007	10 December 2029	Au
FSS7	MR	FS (83)	11 December 2007	10 December 2029	Au
FSS8 East	MR	FS (82)	11 December 2007	10 December 2029	Au
FSS8 West
Brand D (PB Dam D)	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 1	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 3 and 2	MR	FS (82)	11 December 2007	10 December 2029	Au
Saaiplaas 5b	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 23 (Central Plant)	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 30a	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 33A	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 33b	MR	FS (82)	11 December 2007	10 December 2029	Au
No. 34a	MR	FS (82)	11 December 2007	10 December 2029	Au
Target Slimes Dam	MR	225	12 December 2013	11 December 2026	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
Pres Steyn 9 (Freddies 9)	MR	226	4 February 2010	3 February 2040	Au, Ag, Cu, Fe, Ni, Bi, U, Pb, Zn
ARM (1+2+3+4) (Welkom Slime Dam)
The ARM TSF was created before the MPRDA was promulgated in 2004 and therefore is not regulated by the MPRDA and does not need to be converted under a new order mining right. The TSF is however included in the water use licence application.

A summary of the status of EPs and licences issued as at 30 June 2026 related to the Free State Surface Operations is presented in the table below.

Operation	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Phoenix Project	Atmospheric Air Emission Licence – Exemption	LDM/AEL/YMK/017	Lejweleputswa District Municipality	1 November 2024	December 2029
	Water Permit	1214N	DWS	N/A	LOM
		575N	DWS	30 September 1987	LOM
		718N	DWS	5 October 1993	LOM
	Water Use Registration	23007522	DWS	26 July 2019	LOM
Central Plant Reclamation	Atmospheric Air Emission Licence	LDM/RAEL/02/2024	Lejweleputswa District Municipality	1 May 2024	1 April 2029
	Water Permit	1214N	DWS	N/A	LOM
General	EMPr	FS30/5/1/2/3/2/1(82) EM	DMPR	12 March 2010	LOM
Mining Method
The mining methods used at the Free State Surface Operations are hydro-mining for the TSFs, and reclamation of WRDs uses tracked dozers and front-end loaders ("FELs").
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
With respect to WRDs, dozers are positioned on top of the WRD. The dozers are used to create safe loading faces and blend the rock. The material is then loaded from the face onto trucks using FELs and transported to the relevant gold plants for processing. When loading is done at the bottom of the WRD, precaution must be taken to ensure that the face is not undercut.
These precautions are in place to prevent rock falls from the dump. A slope with a maximum inclination angle of 15° is created towards the loading point, where the WRD material is pushed down. The slope angle is monitored and maintained on a continuous basis.
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
Reclaimed tailings are pumped as slurry via pipelines and WRD material is transported by truck, to the respective plants for processing.
The Saaiplaas Plant forms part of the Phoenix Project and is currently treating reclaimed tailings at a rate of 507ktpm from
FSS6 and Dam 21 TSFs.
Reclaimed tailings from FSS5 TSF and FSS3 are processed through the Central Plant at a rate of 319ktpm. The rate of treatment will remain unchanged for the duration of the LOM even when new TSFs form part of the feed to the plant.
The prefeasibility study proposes the processing of additional TSFs that are planned to be treated through the existing
Central and Saaiplaas Plants and a new plant comprising two 600ktpm treatment modules.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. BJ Selebogo	SAGC	MSCC, HND (MRM)	All	Full time
Exploration
Various auger drilling and sampling campaigns have been undertaken and are on record from 2007 to 2020. A total of
248 drill holes were drilled into nine TSFs (including Saaiplaas Complex, FSS1, FSS4, FSN6, FSS6, FSS7) between January
2017 and February 2020. The purpose of the drilling was to determine grade estimates. The most recent drilling was done for
FSS3 in 2023.
WRDs cannot be explored using drilling because they comprise of unconsolidated rock. Instead, they are sampled around the periphery using pitting.
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
The data spacing, density and distribution are sufficient to support the estimation of Mineral Resources for the various
TSFs.
WRDs are not explored using exploration methods due to their unconsolidated nature.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.

The Mineral Resource estimate for the TSFs as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026			2025
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	Phoenix Project	11.845	0.27	3,251	18.144	0.28	5,098	(36.2)
	Other Free State Tailings	78.504	0.26	20,460	82.788	0.27	22,487	(9.0)
Sub Total / Ave. Measured		90.349	0.26	23,711	100.931	0.27	27,585	(14.0)
Indicated	Phoenix Project	6.621	0.29	1,917	—	—	—	—
	Central Plant	1.138	0.31	352	—	—	—	—
Sub Total / Ave. Indicated		7.759	0.29	2,269	—	—	—	—
Total / Ave. Measured + indicated		98.108	0.26	25,980	100.931	0.27	27,585	(5.8)
Inferred	Phoenix Project	—	—	—	—	—	—	—
	Other Free State Tailings	127.303	0.17	21,400	123.428	0.20	24,263	(11.8)
Total / Ave. Inferred		127.303	0.17	21,400	123.428	0.20	24,263	(11.8)
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with RPEEE in line with SAMREC, 2016.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$3,061/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources is a result of an increase in Inferred Mineral Resource at lower grades due to new deposition at FSS2, Brand D, Dam 23 and Target Slime Dams and survey updates.
The Mineral Resource estimate for the WRDs as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026			2025
Mineral Resource Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	WRD	—	—	—	—	—	—	—
Indicated	WRD	0.078	0.55	43	0.078	0.55	43	—
Total / Ave. Indicated		0.078	0.55	43	0.078	0.55	43	—
Inferred	WRD	11.649	0.45	5,212	11.207	0.44	4,887	6.6
Notes:
1.The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on
Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ Selebogo, who is the Ore Reserve Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in situ with RPEEE in line with SAMREC, 2016.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$3,061/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources is due to depletion, offset by the addition of new WRDs.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes.
The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to Mineral Reserves considers certain modifying factors, plant call factor, and plant recovery factors.
The Mineral Reserve estimate for the Free State Surface Operations as at 30 June 2025 and 2026, is summarised in the table below.

		Fiscal Year Ended 30 June
		2026			2025
Mineral Reserve Category	Operation / Project	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	Phoenix Project	12.170	0.28	3,442	30.425	0.27	8,108	(57.6)
	Other Free State Tailings	82.099	0.25	20,643	86.527	0.27	23,410	(11.8)
Sub Total / Ave Proved		94.270	0.26	24,084	116.952	0.27	31,519	(23.6)
	Phoenix Project	12.170	0.25	3,063	—	—	—	—
Probable	Central Plant	34.513	0.28	9,518	39.671	0.27	10,673	(10.8)
	Other Free State Tailings	511.608	0.23	115,574	483.358	0.23	110,395	4.7
Sub Total / Ave Probable		558.291	0.23	128,155	523.029	0.23	121,068	5.9
Total / Ave Proved + Probable		652.561	0.23	152,240	639.981	0.24	152,587	(0.2)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Gold content has not taken metallurgical recovery factors into account.
4.Mineral Reserves are reported using cut-off grades calculated for each TSF, ranging between 0.145g/t and 0.149g/t for Central and
Saaiplaas Plant respectively, and a gold price of US$2,915/oz. The Other Free State Tailings are supported by a pre-feasibility study.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is mainly due to depletions, survey updates and resource model updates.
There are no Mineral Reserves for the WRDs.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the Free State Surface Operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Operation / Project	Source	Cut-off Grade (g/t Au)	Plant Recovery (%)
Phoenix Project	No. 21 (H3)	0.17	46.00
	FSS6	0.13	46.00
Central Plant Reclamation	FSS5	0.15	48.89
	FSS3	0.15	48.89
Other Free State Tailings	Free State South 1 (FSS1)	0.11	51.71
	Free State South 2 East & West (FSS2 E&W)	0.18	51.71
	Free State South 4 (FSS4)	0.11	51.71
	Free State South 7 (FSS7)	0.12	48.67
	Free State South 8 (FSS8-E)	0.11	51.71
	Free State South 8 (FSS8-W)	0.11	51.71
	Free State North 6 (FSN6)	0.14	43.32
	Brand D	0.16	52.57
	Saaiplaas 1	0.11	52.57
	Saaiplaas 3 & 2	0.13	52.57
	Saaiplaas 5b	0.11	52.57
	No. 23 (Central Plant)	0.11	52.57
	No. 30a	0.11	52.57
	No. 33b	0.12	48.97
	No. 34a	0.11	52.57
	No. 32	0.12	49.89
	No 33A	0.11	52.51
	Target Slimes Dam	0.13	52.00
	Pres Steyn 9 (Freddies 9)	0.11	52.00
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Joel
Property Description
Joel is a production-stage property located on the southern edge of the Witwatersrand Basin in the Free State Goldfield and lies 270km south southwest of Johannesburg at latitude 28°16'17.19"S and longitude 26°48'57.97"E. Joel is the southernmost of the gold mines within the Harmony stable and is situated approximately 40km south of Welkom, 30km southeast of Virginia and 20km north of Theunissen. The mine has a common boundary with Beatrix Mine to the west of the mine property, but there are no underground connections between the two mines.
Joel mine is accessible via national and provincial roads. The general layout of Joel infrastructure in relation to the other
Harmony Free State mines, is displayed in the graphic below.
Joel is an intermediate-depth underground gold mine that consists of two shaft complexes interconnected via a triple decline system, spanning four levels and mining at depths of 1,379m BMD. Joel currently has a LOM expectancy of five years and the mine is wholly-owned and operated by Harmony.
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
Joel draws its workforce principally from Welkom, Virginia, Theunissen and other established Free State mining communities, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.
Operations are powered by electricity from Eskom.
Joel’s surface and underground infrastructure, including its power and water supplies, are sufficient for the LOM plan production requirements.

N
WRD
Joel North Shaft
Accommodation
Processing Plant (decommissioned)
Training, Stores, Medical
Main Gate
Beatrix Mine
28°16'S
Main Office Complex
TSF (decommissioned)
Joel South Shaft
0
400m
WRD
26°49'E

The “property, plant, and equipment” at Joel as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1.5 billion.
Joel did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant
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
The reef currently exploited at Joel is the Beatrix Reef, which covers approximately 90% of the mine. The other potentially economically-viable reefs are the VS5 Reef and the Footwall Reef ("Aandenk") which cover the remaining 10% of Joel.
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
Previously known as HJ Joel Mine, its name was changed to Joel in 1998 when AngloGold Limited, the predecessor to
AngloGold, was established. The mine’s name changed again to Taung in 1999 and finally reverted to Joel in January 2002 when the Freegold Joint Venture between Harmony and African Rainbow Minerals Limited ("ARMGold") assumed responsibility for the operation.
Joel has been wholly-owned by Harmony since 2023.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right (30/5/1/2/2/10044MR) which encompasses an area of 2,166.92ha was successfully converted, executed and registered as a new order mining right at the MPRTO on 6 August 2010. The right was granted on 3 December
2007 for a period of 11 years, ending on 2 December 2018, and was further renewed in terms of section 24(1) of the MPRDA on
23 February 2023 for a further 11 years, ending on 14 February 2030.
The following mining rights make up the full mining lease area of approximately 2,166.9ha:
•30/5/1/2/2/10044MR valid from 23 February 2019 to 14 February 2030.
A summary of the status of all EPs and licences issued at 30 June 2026 related to Joel is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1/13MR	DMPR	16 April 2010	LOM
Water Permit	1459B (B33/2/340/116)	DWS	27 May 1991	LOM
Water Permit	1460B (B33/2/340/116)	DWS	15 March 1991	LOM
Waste Disposal Permit	1339N(B33/2/340/116/P35)	DWS	16 September 1992	LOM
Water Permit	3M (B33/2/340/116)	DWS	27 May 1991	LOM
Sewage Treatment Permit	QC404.00.XR01	DWS	20 August 1986	LOM
Water Permit	1339N (B33/2/340/116)	DWS	15 March 1991	LOM
Environmental Authorisation	EMS/11(i)/12(ii)(a)(c), 14, 19 ,24(ii),1, 15, 4(b)(i)(gg), 10(b)(i)(gg)(hh), 12(b)(i), 14(ii)(a)(b)(i)(hh)/22/16	DESTEA[1]	11 September 2023	11 September 2033
1 Department of Economic, Small Business Development, Tourism and Environmental Affairs of the Free State.
Mining Method
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
Joel’s upper mining levels are in a mature phase of operation. The decline project development, from 129 to 137 level, which started in 2011, is complete. This included mining up to 137 level and the Beatrix Mine block exchange. The decline project to access the orebody from 137 level included two declines that were developed at 12° from 129 level – a chairlift decline and a conveyor belt decline. The belt, main tips and chairlifts have been completed. Reef development and stoping commenced on 137 level in 2016.
Joel has adopted conventional breast mining on a scattered grid (or scattered mining) which is tailored to the variable grades intersected as well as the associated rock-related hazards anticipated at this depth. Stoping panel stability in an intermediate stress environment may require additional stabilising pillars be left to support the immediate hanging wall. These take the form of inter-panel crush pillars between neighbouring mining panels.
The primary economic reef mined is the narrow tabular Beatrix Reef, accessed via conventional grid development. Mining consists of horizontal footwall development to access the reef horizon with inclined development on the reef plane to establish mining faces. Ore is cleared from the stopes through ore passes into the underlying cross-cuts.
Mineral Processing
The former Joel gold plant designed and commissioned during the construction of the mine was decommissioned in fiscal
2019 and all ore mined at Joel is now processed at the Harmony One Plant.
The Harmony One Plant processes underground ore from multiple operations, as well as surface ore from nearby WRDs.
The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two run-of-
mine ("ROM") mills, two conventional thickeners, cyanide leaching, CIP adsorption, elution, zinc precipitation, and smelting circuits. The plant's CIP process reflects the technology that was current at the time of its construction.
The Harmony One Plant has a steady-state design capacity of 390ktpm using its conventional CIP flowsheet.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. JD Ackermann	SACNASP	BSc Geol	All	Full time

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
In 2019, five holes were drilled to explore for the VS5 Reef boundary in the eastern side of the shaft on 129 level and to determine the facies and value towards 145 level for the extension of the shaft to 145 level.
Underground exploration drilling has been ongoing throughout the operational life of Joel to identify organic growth opportunities. Underground exploration drilling is undertaken to supplement the surface drilling on a closer grid spacing for reef location, grade distribution and the presence of structures.
The underground infill drilling programme is in place to improve data density in specific areas, and drill holes are drilled from the underground development access drives. The drill hole spacing is typically every 30m along strike and 30m down dip, with higher density in the western limb of the asymmetric syncline to the north-west of the mine. The underground drill holes are short drill holes rarely exceeding 200m in length.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate at Joel is considered to have reasonable prospect for eventual economic extraction by underground mining methods. The cut-off grade for the Mineral Resource is determined at 562cmg/t gold based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	94.24
Unit cost	R/t	5,186
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.023	7.09	14,335	1.817	8.46	15,374	(6.8)
Indicated	3.126	7.38	23,074	2.938	6.82	20,033	15.2
Total / Ave. Measured + Indicated	5.149	7.27	37,409	4.755	7.45	35,407	5.7
Inferred	0.277	7.09	1,964	0.185	8.01	1,484	32.3
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JD Ackermann, who is the Ore Reserve Manager at Joel, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC,
2016.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 562cmg/t determined at a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral resource is primarily a result of an increase in grade in the Eastern block.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate as at 30 June 2025, and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	1.454	4.96	7,216	2.078	4.69	9,740	(25.9)
Probable	0.578	5.01	2,897	0.168	5.35	899	222.2
Total / Ave. Proved + Probable	2.032	4.98	10,112	2.246	4.74	10,639	(5.0)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JD Ackermann, who is the Joel Ore Reserve Manager,
and a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 580cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves was due to depletion. These decreases were partially offset by additional ounces identified and the one year extension of the LOM.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Joel. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.75
Average Stoping Width	cm	175
Gully	%	4.98
Off Reef	%	0.57
Waste to Reef	%	0.39
Flushing Tons	%	0.00
Discrepancy	%	0.00
Mine Call Factor	%	80.00
Plant Recovery Factor	%	94.24
Mine Recovery Factor	%	75.39
Plant Call Factor	%	100.00
Mineral Reserve Cut Off	cmg/t	580
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Kalgold
Property Description
Kalgold is a production-stage property located at latitude 26°10'12.85"S and longitude 25°14'02.70"E, 55km southwest of
Mahikeng, between Mahikeng and Stella, along the Mahikeng-Vryburg road (N18) in North West Province, South Africa. Kalgold
Mine is serviced by well-maintained sealed roads with good access to all nearby towns and cities. The mine is surrounded by farmland and the closest community is at Kraaipan, approximately 15km to the south of the mine. The Kalgold Mine has been in operation since December 1995 and is the only significant mining operation in the region. Kalgold is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Kalgold mine, along with certain infrastructure.

24°
25°
N
W
E
S
BOTSWANA
Molopo River
SOUTH AFRICA
Molopo River
Mahikeng
Madibe gold mine
26°
26°
Kalgold
(Harmony)
Kalplats Project
(ARM)
Muirs gold mine
Gemsbok Pan
-5°
Goudplaats
(historic mine)
0 10 20 30 40 50
Metres
Vryburg
27°
27°
24°
25°
LEGEND
Amalia-Kraaipan
Greenstone Terrane
International border
Gold prospect/mine
Amalia-Kraaipan
Greenstone Terrane
International border

Kalgold is an open-pit mining operation, extracting ore from a series of satellite orebodies. There is no material litigation against Harmony which threatens its mineral rights, tenure, or operations.

Operational Infrastructure
Infrastructure in the region is well established. The regional infrastructure includes national and provincial paved road networks, power transmission and distribution networks, water supply networks and communication infrastructure. Schools, clinics and hospitals are readily available in the surrounding areas. Operations are powered by electricity from Eskom.
Ore and waste material are transported separately, with ore being trucked from the pit to the plant ROM pad, and waste rock going to the mine's WRDs. Low-grade ore is transported by truck and stockpiled for future processing. Kalgold has its own processing plant situated adjacent to the mine.
Kalgold is accessible via the provincial roads. The detailed surface infrastructural layout includes established haul roads for the transport of ore and waste, the WRDs, and stockpiles for the associated pits.
Kalgold draws its workforce principally from nearby North West communities, supplemented by personnel recruited elsewhere and specialist contractors where required. Its principal mobile equipment, plant, facilities and infrastructure are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes.
Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.
The general layout of Kalgold infrastructure is displayed in the graphic below.

The “property, plant, and equipment” at Kalgold as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1.5 billion. Kalgold did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
Geology
The Kalgold lode deposit is located within the geological terrane known as the Archaean Kraaipan Greenstone Belt
("KGB"). The KGB forms part of the Kaapvaal Craton of South Africa and comprises a linear belt of weakly metamorphosed mafic volcanic rocks with interbedded metasedimentary rocks and Banded Iron Formation ("BIF"). The belt extends in a roughly north/south direction over 250km from South Africa into southern Botswana.
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
The Kalgold lode deposit is accessed through five discrete mining areas, namely D-Zone, Henry's, A-Zone, Watertank, and
Windmill pits. Watertank pit is split into Watertank Main and Watertank North. Watertank North refers to the northern extension of the pit. D-Zone pit was mined out in 2009 and the geology of the D-Zone pit is used as a benchmark for the other pits. The geology consists of mafic schist, which forms the immediate footwall, a BIF horizon as the main mineralised zone and a succession of clastic sediments consisting of shale, greywacke, and volcanic conglomerates as the hanging wall. Mining is currently taking place at A-Zone and Watertank pits.
Mineralisation at Kalgold is essentially strata bound to the BIF packages, resulting from intense silica, carbonate, sulphide and potassium alteration and metasomatic replacement of the BIF lenses. The mineralisation is manifested primarily as quartz veined and sulphidised BIF, with sulphides dominated by pyrrhotite and pyrite. Gold predominantly occurs as small grains of native gold, in association with pyrrhotite and trace chalcopyrite and sphalerite.
History
Kalgold was originally developed by Shamrock Mining and Prospecting Company (Proprietary) Limited (“Shamrock”),
which was formed in 1982 as a wholly-owned exploration and development subsidiary of Shell Limited, which began exploring the Kraaipan Greenstone in the 1980s. In 1994, West Rand Consolidated Mines acquired Shamrock. The company changed its name to Kalahari Goldridge Mining Company Limited (“Kalahari Goldridge”) in May 1996 and was listed on the JSE on
14 October 1996. Harmony acquired Kalahari Goldridge and with it, Kalgold, in July 1999.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The Kalgold mining right, which encompassed 615ha, was successfully converted, executed, and registered as a new order mining right on 24 February 2015, as MR12/2015 under Mining Right Protocol 574/2008. The mining right remains valid until 27 August 2038.
A Section 102 amendment, in terms of the MPRDA, to include aggregates and certain portions of the farms Goldridge 632
IO and Ferndale 544 IO, into the mining right, was executed on 9 November 2010, under Mining Right Protocol 774/2010.
Prospecting rights issued for gold over the farms Goldridge 632 IO and Ferndale 544 IO, covering an area of 16,360 ha, are valid until 17 December 2028.
Under the MPRDA, Harmony is entitled to apply to renew the mining right upon its expiry.
Harmony is the holder of the following mining rights:
•NW30/5/1/2/2/77 MR valid from 28 August 2008 to 27 August 2038; and
•NW FS 30/5/1/1/2/14264 PR valid from 18 December 2025 to 17 December 2028.

A summary of the status of EPs and licences issued as at 30 June 2026, related to the Kalgold operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	NW30/5/1/2/2/77 MR	DMPR	8 March 2022	LOM
Environmental Authorisation	(NW) 30/5/1/2/3/2/1/77 EM	DMPR	4 October 2022	LOM
Environmental Authorisation (D-Zone South)	NW30/5/1/1/3/2/1/14264 EM	DMPR	22 April 2025	LOM
Environmental Authorisation (updated closure plan for D- Zone)	NW30/5/1/2/3/2/1/(77) MR	DMPR	12 September 2016	LOM
Water Use Licence	07/D41B/ABCGIJ/4754	DWS	22 February 2021	22 February 2036
Water Use Licence	10/D41B/G/17109	DWS	5 September 2025	5 September 2040
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/06/01/2026	Ngaka Modiri Molema District Municipality	3 June 2026	3 June 2027
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/06/02/2026	Ngaka Modiri Molema District Municipality	3 June 2026	3 June 2027
Certificate of Registration Inflammable Liquids and Substances	FS/FLM 01/06/03/2026	Ngaka Modiri Molema District Municipality	3 June 2026	3 June 2027
Certificate of Registration Inflammable Liquids and Substances	FS/GAS PERMIT01/02/01/2026	Ngaka Modiri Molema District Municipality	3 June 2026	3 June 2027
Protected Trees Permit	06-B-05-2026	DFFE	29 May 2026	20 May 2027
Atmospheric Air Emission Licence	NWPG/KALGOLDAEL 4.1,4.13 & 4.17/SEP2024	DEDECT[1]	2 September 2024	31 August 2029
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
Mineral Processing
Kalgold's gold processing facility has been in operation since 1996. The technology used to process the gold-bearing ore is well established and has proven to be suitable for the style of mineralisation. Kalgold processes the ore using a well-established cyanide and CIL process for the recovery of gold. The average planned milling tonnage per month is 130ktpm at the planned feed grade of 1.00g/t. The plant is operating at its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at that capacity.
Qualified Persons
The QP was employed by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. TJ Mosholi	SACNASP	BSc. Hons (Geol)	All	Full time
Exploration
In the period 2017 to 2019, definition and exploration drilling were undertaken over the Kalgold line of lode deposit. This exploration was aimed at validating and expanding the Mineral Resource estimate at that time. The drilling yielded significant extensions to the Mineral Resource area, expanding on the understanding of the deposit. The drilling results were analysed and incorporated into the geological model to upgrade the Mineral Resource estimates, and in-fill the areas between A-Zone and
Watertank mining pits.
Further exploration drilling took place from 2021 to 2023. The results from this exploration drilling extended the mineralised area beyond the current resource limits. The exploration drilling and subsequent definition of the Mineral Resources are ongoing whereby new data is incorporated into the geological model and Mineral Resource estimate.

The prospecting right for D-Zone South exploration drilling was granted in December 2025 and executed by the DMPR in
March 2026. Exploratory work planned to the south of the D-Zone commenced in May 2026. This drilling is aimed at expanding
Mineral Resources and Reserves at Kalgold.
The QP is of the opinion that the drilling and survey processes, the geological and geotechnical logging and the sampling and assaying data are appropriate for the Kalgold modelled deposit and mineralisation style.
Mineral Resource Estimate
The Mineral Resources at Kalgold are considered to have reasonable prospects of economic extraction by open pit mining methods. Kalgold is an ongoing operation with a well-defined set of operating parameters and costs. These parameters are used to generate a series of open pit Mineral Resource shells based on various gold prices, to constrain the Mineral Resource block model for reporting purposes. Based on the parameters presented in the table below, the cut-off grade for reporting the
Kalgold Mineral Resources as at 30 June 2026, is 0.55g/t gold.

Description	Unit	Value
Gold price	R/kg	1,730,000
Planned recovery factor	%	86.00
Mining costs	R/t	Modelled based on Andru mining rates
Processing costs	R/t	394
Plant throughput	ktpm	130
Planned dilution (Weighted planned per pit)%		7.5
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions. The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	7.103	0.91	6,432	8.941	1.09	9,742	(34.0)
Indicated	25.119	1.25	31,282	15.251	1.32	20,126	55.4
Total / Ave. Measured + Indicated	32.222	1.17	37,714	24.192	1.23	29,868	26.3
Inferred	27.169	0.43	11,574	32.447	0.61	19,900	(41.8)
Notes:
1. Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. TJ Mosholi, who is the Ore Reserve Manager at
Kalgold, and a Harmony employee.
2. The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC, 2016.
3. No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 0.55g/t and a gold price of US$3,061/oz; for an assumed plant throughput of
132.5ktpa.
5. Tonnes are reported as rounded to three decimal places. Gold values are rounded to zero decimal places.
6. Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. The inferred portion of the Mineral Resource includes the historical Surface tailings of 6,263kg (0.201Moz).
9. The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources is due to the pit shell design that was optimised, incorporating new geological information that resulted in the adjustment of the ore limbs, both east and west.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	13.422	1.03	13,858	10.312	0.96	9,907	39.9
Probable	5.244	1.02	5,351	8.340	1.12	9,309	(42.5)
Total / Ave. Proved + Probable	18.665	1.03	19,208	18.652	1.03	19,216	0.0
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. TJ Mosholi, who is the Kalgold Ore Reserve Manager,
and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 0.58g/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The change in Mineral Reserves was due to the pit shell design that was optimised, incorporating new geological information that resulted in the adjustment of the ore limbs, both east and west.
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

Kusasalethu
Property Description
Kusasalethu is a production-stage, deep level gold mine, operating at depths ranging between 2,900m and 3,300m BMD, extracting the Ventersdorp Contact Reef ("VCR") and located in the West Wits mining district, Gauteng Province. At latitude
26°27'16.23"S and longitude 27°21'32.91"E, the mine is approximately 70km southwest of Johannesburg and 15km south southwest of Carletonville and forms part of Harmony's West Wits operations. Kusasalethu is wholly-owned and operated by
Harmony.
The following graphic illustrates the location of the Kusasalethu mine, along with certain infrastructure.

West Rand operations
LIMPOPO
Polokwane
Botswana
GAUTENG
Pretoria
Johannesburg
Swaziland
NORTH WEST
Namibia
FREE STATE
KWAZULU-NATAL
Bloemfontein
Lesotho
NORTHERN CAPE
Durban
SOUTH AFRICA
EASTERN CAPE
East London
Cape Town
WESTERN CAPE
Port Elizabeth
27°25
27°47
26°13
26°26
N
E
S
W
R28
R41
Randfontein
West Rand Cons
Luipaardsvlei
Durban Roodepoort Deep
Rand Leases
DOORNKOP
DOORNKOP 1A
Cooke
N12
Westonaria
R501
Carletonville
Driefontein
Kloot
South Deep
Blyvooruitzicht
BLYVOOR MINE
TauTona
Savuka
MPONENG
KUSASALETHU
Deelkraal
Fochville
R500
0
5
Kilometres

LEGEND

- Shaft position
- West Rand operations
- Towns/residential areas
- National roads
- Regional roads

West Rand operations

	Latitude	Longitude
Doornkop	26°13'03.36"S	27°47'26.55"E
Kusasalethu	26°27'16.23"S	27°21'32.91"E
Mponeng	26°26'15.60"S	27°25'41.24"E

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
Kusasalethu draws its workforce principally from Carletonville and established mining communities in the West Rand, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.

Kusasalethu is accessible via the national and provincial roads. The general layout of Kusasalethu infrastructure in relation to the neighbouring Harmony mines is displayed in the graphic below.

Kusasalethu
Potchefstroom
Klerksdorp
Parys
N
500
Savuka Plant
Savuka Shaft
TauTona Shaft
Mponeng Low Grade Stockpile
Mponeng Plant
Mponeng Shaft
26°27'S
Kusasalethu Shaft
Kusasalethu Plant
N12
Kusasalethu
Wedela
Mponeng
National Road
Secondary Road
Towns/Villages
River
Plant
Shaft
WRD
Low Grade Stockpile
TSF
Active TSF
Tailings Pipeline
27°21'E
0
2km

The “property, plant, and equipment” at Kusasalethu as at 30 June 2026 including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R1.0 billion.
Kusasalethu did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant
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
A single mining right covers Kusasalethu which was successfully converted, executed and registered as a new order mining right at the MPRTO. The principal mining right (GP30/5/1/2/2/(07) MR) covers an area of 5,113ha for the mining of gold.
This mining right was granted on 18 December 2007, and, unless cancelled or suspended, will continue in force for 30 years ending 17 December 2037.

A section 102 application was submitted in 2018 to combine the contiguous farms Buffelsdoorn 143IQ and Deelkraal
142IQ, which increased the extent of the original mining right from 5,113ha to the current 7,000ha.
The following mining rights make up the full mining lease area of approximately 7,000ha:
•GP30/5/1/2/2(07) MR valid from 18 December 2007 to 17 December 2037.
A summary of the status of EPs and licences issued as at 30 June 2026, related to Kusasalethu operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	GP30/5/1/2/3/2/1(07) EM	DMPR	20 March 2010	LOM
Water Use Licence	08/C23J/AJFG/10192	DWS	14 December 2020	13 December 2040
Water Use Licence	08/C23E/CGI/14317	DWS	1 May 2024	1 May 2029
Mining Method
Kusasalethu is a deep level underground gold mine, currently operating at depths ranging between 2,900m and 3,300m
BMD. Access to the orebody is gained through a twin shaft system from surface to 73 level. The twin sub shaft system extends from 73 level to 115 level.
The VCR horizon is extracted at Kusasalethu, and mining is conducted over five levels (95 level to 113 level) using SGM techniques.
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
Exploration
Exploration at Kusasalethu has mainly focussed on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to replace depletion. Geological data has been obtained through underground channel
(chip) sampling, underground mapping and underground drilling. The close spaced underground data gathering was preceded by a surface geophysical seismic survey, as well as surface diamond core drilling. Exploration from underground platforms continues to improve geological confidence for the VCR.
Exploration work on the Kusasalethu mining right area commenced in the early 1940s as part of the Western Deep Levels evaluation programme. The work was initially limited to surface platforms, where an extensive surface exploration programme was conducted across the Western Deep Levels leases by Anglo American Corporation Limited ("AAC").
Underground exploration drilling has been ongoing throughout the operational life of Kusasalethu. As the underground areas are accessed, platforms are generated for underground drilling.
The drilling of exploration holes is limited by the availability of sufficient drilling platforms or development ends. Long inclined borehole ("LIB") exploration holes are used to explore prospective areas for organic growth to the east of the current mine on 102,105,109 and 113 levels. The drilling information will inform the geology and estimation models to the east of the
BV78 dyke and Grass dyke.

An underground infill drilling system, using short hole drilling, is in place to improve data density in specific areas and holes are drilled from the underground development access drives. Drilling and logging practices are based on the Harmony company standards, which have been in place since Harmony took over Kusasalethu in 2001.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Kusasalethu is considered to have reasonable prospects for eventual economic extraction in line with SAMREC, 2016. The cut-off value for the Mineral Resources is determined at 943cmg/t gold based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	96.3
Unit cost	R/t	7,537
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	1.269	15.64	19,846	—	—	—	—
Indicated	4.960	9.40	46,609	6.933	9.48	65,717	(29.1)
Total / Ave. Measured + Indicated	6.229	10.67	66,456	6.933	9.48	65,717	1.1
Inferred	2.028	9.01	18,271	2.419	8.78	21,233	(14.0)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JM Modise, who is the Ore Reserve Manager at
Kusasalethu, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC,
2016.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 943cmg/t determined at a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The increase in Mineral Resources was due to an increase in the cmg/t value.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate, as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	1.880	6.27	11,795	1.875	6.26	11,731	0.5
Probable	0.706	4.69	3,311	0.023	4.94	114	2807.0
Total / Ave. Proved + Probable	2.586	5.84	15,106	1.898	6.24	11,845	27.5
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. JM Modise, who is the Kusasalethu Ore Reserve
Manager, and who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 983cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The change in Mineral Reserves was a result of depletion that was partially offset by the extension of the LOM by two years as a result of additional ounces above Reserve cut-off based on new geological information from development and exploration drilling.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Kusasalethu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
RD	t/m³	2.78
Stoping Width	cm	131.0
Gully	%	6.42
Off Reef	%	3.00
Waste to Reef	%	0.83
Flushing	%	1.68
Discrepancy	%	14.69
Mine Call Factor	%	82.00
Plant Recovery Factor	%	96.30
Mine Recovery Factor	%	78.97
Plant Call Factor	%	100.00
Mineral Reserves Cut Off	cmg/t	983
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Moab Khotsong
Property Description
Moab Khotsong is a production-stage property that comprises two operating underground deep level gold mines, namely the Moab Khotsong Mine and the Great Noligwa Mine. Moab Khotsong is sub-divided by major faults into three distinct geographical mining areas. These mining areas are referred to as Top Mine, accessed through Great Noligwa and Moab
Khotsong shafts, Middle Mine, accessed through Moab Khotsong shaft, and Zaaiplaats, a board approved project currently being accessed through a decline system from Moab Khotsong.
At latitude 26°59'12.7"S and longitude 26°48'03.3"E, Moab Khotsong is approximately 180km from Johannesburg. The mine is located approximately 10km east of Orkney and directly south of the Vaal River, which forms the border between the
North West and Free State provinces. Moab Khotsong is wholly-owned and operated by Harmony.
The following graphic illustrates the location of Moab Khotsong and the associated mines, along with certain infrastructure.

Klerksdorp goldfield
LIMPOPO
Polokwane
Botswana
GAUTENG
Pretoria
Johannesburg
Swaziland
NORTH WEST
Namibia
FREE STATE
Bloemfontein
KWAZULU-NATAL
NORTHERN CAPE
Lesotho
Durban
SOUTH AFRICA
EASTERN CAPE
East London
WESTERN CAPE
Cape Town
Port Elizabeth
N12
Klerksdorp
26°48
N
W
E
S
Buffelsfontein
NORTH WEST PROVINCE
N502
Top Mine
GREAT NOLIGWA
Middle Mine
Vaal River
Orkney
Kopanang Mine
26°59
MOAB KHOTSONG
R30
Zaaiplaats
FREE STATE
R76
LEGEND
Shaft position
Klerksdorp operations
Towns/residential areas
National roads
Regional roads
0 0.3 0.6 1.2 1.8
Kilometres

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
Moab Khotsong draws its workforce principally from Orkney, Klerksdorp and other established mining communities in the region, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.
Moab Khotsong Mine has a single vertical main-shaft to 103 level and a sub-shaft from 73 level to 103 level. Great Noligwa
Mine has a twin vertical shaft to 80 level and is connected with Moab Khotsong on 64, 68, 70 and 76 levels. These two mines are collectively referred to as the Moab Khotsong operation, which has a dedicated ore processing plant. A decline system is currently being developed from 101 level to 114 level in order to access the Zaaiplaats area below the current infrastructure.
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

Settling Dams
Great Noligwa #
Noligwa Plant
South Uranium Plant
Moab Khotsong #
Mispah 1 TSF
Mispah 2 TSF
Kopanang Paydam
Scale
0
500m
Tailings pipeline
Railway line
Road

The “property, plant, and equipment” at Moab Khotsong as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R10.0 billion.
Moab Khotsong did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no
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
Moab Khotsong exploits gold mineralisation occurring in the VR. This reef is stratigraphically located near the top of the
Johannesburg Sub-group, within the CRG. The VR ranges in depth at Moab Khotsong from 1,500m BMD to 3,990m BMD. Gold mineralisation also occurs in the stratigraphically higher C Reef, which lies approximately 225m above the VR. However, the
C Reef typically contributes less than 5% to the mining production.
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
A summary of the status of EPs and licences issued as at 30 June 2026 related to the Moab Khotsong operation is presented in the table below.

Permit Holder	Operation	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Harmony	Moab Khotsong	EMPr	NW30/5/1/2/2/15&16 MR	DMPR	19 March 2025	LOM
Harmony		Atmospheric Emission Licence	AEL/FS/MKO- HGM/14/10/2019F	DFFE	2 December 2025	1 December 2030
Harmony		Waste Management Licence	NWP/WM/DK2/ 2018/04/01/02	DARD[1]	13 March 2019	LOM
Harmony		Water Use Licence	08/C24B/AGJ/9799	DWS	12 November 2020 Amendment : 30 October 2023	12 November 2040
Harmony		Registration for Dam Safety Risk	C241/36	DWS	11 November 2024	LOM
Harmony	Vaal River	Water Registration Certificate	Ref. No. 23116192 WUL: 08/C24B/AFG/9798	DWS	30 October 2023	LOM
Harmony		Registration for Dam Safety Risk	C241/36	DWS	11 November 2024	LOM
			C242/48		5 November 2024	LOM
Harmony		Water Care Works Registration (Class D)	35	DWS	23 January 2024	LOM
			32		23 January 2024	LOM
			41		23 January 2024	LOM
1 Department of Agriculture, Land Reform and Rural Development.
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
Primary development is done off-reef (in waste rock), while secondary development is done on-reef (in the mineralised zone).
Mineral Processing
The gold processing facility at Great Noligwa has been in operation since the 1960s and is hence a well-established operation. The technology used to process the gold-bearing ore is well established, being used across the majority of South
African gold operations and suitable for the style of mineralisation. The milled ore follows a reverse gold leach method using an acid uranium leach, gold cyanide leach, CIP and electrowinning process in order to extract the gold bullion. The current plant capacity is 260ktpm, or daily treatment rate of approximately 9,420tpd at 92% availability and in fiscal 2026 operated below its designed throughput capacity.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. RF. Gaelejwe	SACNASP	B.Sc. Hons (Geol), PGDip, EMBA	All	Full time
Exploration
Exploration at Moab Khotsong has focussed on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained from an initial geophysical seismic survey and later through surface drilling, underground channel (chip) sampling, underground mapping and underground drilling.
The surface drill holes used in the estimation of the current Mineral Resources were drilled by AAC and AngloGold before
Harmony acquired Moab Khotsong.

Underground exploration drilling has been ongoing throughout the operational life of Moab Khotsong as the mine deepens.
Underground drilling intersections are sampled where possible and, if acceptable and representative, are used in the estimation process. For estimation purposes 142 surface exploration drilling, LIB exploration drilling and underground exploration drilling intersections were used.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate for Moab Khotsong is considered to have reasonable prospects for eventual economic extraction in line with SAMREC, 2016. The cut-off value for the Mineral Resources is determined per mining area as follows: Top
Mine and Middle Mine 500cmg/t; and Zaaiplaats 1,350cmg/t based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	96.25
Unit cost (Specific cost applied per mining area)	R/t	5,829
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

Gold	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.374	17.67	41,955	2.681	16.13	43,246	(3.0)
Indicated	3.553	16.88	59,982	3.257	16.65	54,234	10.6
Total / Ave. Measured + Indicated	5.927	17.20	101,938	5.938	16.42	97,480	4.6
Inferred	2.681	18.35	49,199	2.682	17.90	48,022	2.4

Uranium	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)
Measured	—	—	—	—	—	—	—
Indicated	5.927	0.94	5,580	5.938	0.72	4,253	31.2
Total / Ave. Measured + Indicated	5.927	0.94	5,580	5.938	0.72	4,253	31.2
Inferred	2.681	0.65	1,754	2.682	0.60	1,614	8.7
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. RF Gaelejwe, who is the Ore Reserve Manager, and who is a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC,
2016.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.The Gold Mineral Resources are reported using a cut-off value per area of 500cmg/t and 1,350cmg/t determined at a gold price of
US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.

9.Uranium is reported as a by-product of gold.
The gold Mineral Resource increased due to structural gains and value in the Zaaiplaats project area. Year on year uranium Mineral Resource variability is driven by new geological information in the Zaaiplaats mining front.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate, as at 30 June 2025, and 2026, is summarised in the table below.

Gold	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.263	6.78	15,340	3.213	7.38	23,715	(35.3)
Probable	9.769	8.66	84,621	9.788	8.43	82,500	2.6
Total / Ave. Proved + Probable	12.031	8.31	99,961	13.001	8.17	106,215	(5.9)

Uranium	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	Tonnes (Mt)	U3O8 (kg/t)	U3O8 (t)	% Change
Proved	—	—	—	—	—	—	—
Probable	12.031	0.29	3,503	13.001	0.36	4,646	(24.6)
Total / Ave. Proved + Probable	12.031	0.29	3,503	13.001	0.36	4,646	(24.6)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. RF Gaelejwe, who is the Ore Reserve Manager, and
who is a Harmony employee.
2.Tonnes, grade, and gold content (oz) are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the Mineral Reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Gold Mineral Reserves are reported using a cut-off grade per mining area of 1,200cmg/t and 1,800cmg/t determined using a gold price of
US$2,915/oz.
6.Uranium is reported as a by-product of gold.
7.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is due to depletion that was partially offset by structural gains and value in the
Zaaiplaats project area.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Moab Khotsong. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Moab Khotsong Middle Mine	Zaaiplaats	Great Noligwa Top Mine
Relative Density	t/m³	2.78t/m³	2.78t/m³	2.78t/m³
Stoping width	cm	183cm	154.0cm	183cm
Gully	%	10.69	10.10	10.69
Off Reef	%	16.15	13.64	16.15
Waste to Reef	%	3.45	—	3.45
Flushing tons	%	4.68	7.98	4.68
Discrepancy	%	4.42	18.70	4.42
Mine Call Factor	%	67.00	78.00	67.00
Plant Recovery Factor	%	96.25	96.50	96.25
Mine Recovery Factor	%	64.49	75.27	64.49
Plant Call Factor	%	100.00	100.00	100.00
Mineral Reserve cut-off	cmg/t	1,200	1,800	1,200
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Mponeng
Property Description
Mponeng is a production-stage underground gold producing mine located in the West Wits mining district south-west of
Johannesburg, on the border between Gauteng and the North West Province. At latitude 26°26'15.60"S and longitude
27°25'41.24"E, the mine is approximately 65km from Johannesburg and 15km from Carletonville and forms part of Harmony's
West Wits operations. Mponeng is wholly-owned and operated by Harmony.
The following graphic illustrates the location of the Mponeng mine, along with certain infrastructure.

West Rand operations
LIMPOPO
Polokwane
Botswana
GAUTENG
Pretoria
Johannesburg
Swaziland
NORTH WEST
Namibia
FREE STATE
Bloemfontein
KWAZULU-NATAL
Lesotho
NORTHERN CAPE
Durban
SOUTH AFRICA
EASTERN CAPE
East London
WESTERN CAPE
Cape Town
Port Elizabeth
27°25
27°47
26°13
26°26
N
E
S
W
R28
West Rand Cons
Luipaardsvlei
Randfontein
R41
Durban Roodepoort Deep
Rand Leases
DOORNKOP
DOORNKOP 1A
Cooke
N12
Westonaria
R501
Carletonville
Driefontein
Kloot
South Deep
Blyvooruitzicht
BLYVOOR MINE
TauTona
Savuka
MPONENG
KUSASALETHU
Deelkraal
Fochville

LEGEND

Shaft position

West Rand operations

Towns/residential areas

National roads

Regional roads

0 5

Kilometres

West Rand operations

	Latitude	Longitude
Doornkop	26°13'03.36"S	27°47'26.55"E
Kusasalethu	26°27'16.23"S	27°21'32.91"E
Mponeng	26°26'15.60"S	27°25'41.24"E

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
Mponeng draws its workforce principally from Carletonville and established mining communities in the West Rand, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.

Mponeng is accessible via the national and provincial roads. The general layout of Mponeng infrastructure in relation to the neighbouring Harmony mines, the TauTona Mine and Savuka Mine is displayed in the graphic below.

HARMONY
WEST WITS
SURFACE OPERATIONS
LOCATIONS AND CLASSIFICATION
AS AT JUNE 2026
0
500
1500
2500
METRES
N
LEGEND
NATIONAL ROAD
SECONDARY ROAD
TOWNS / VILLAGES
RIVER
PLANT
WRD
TSF
DEPOSITION TSF
TAILINGS PIPLINE
SHAFT
PUMP STATIONS
BLYVOOR 7
BLYVOOR 6
EKHAYALIHLE
RESIDENCE
TAUTONA
MINE
SAVUKA
WRD
SAVUKA
GOLD
PLANT
R11
R12
SRP
L18
L17
L21
L20
L19
L22
SAVUKA
MINE
5A
5B
7B
7A
SAVUKA TSF
RETURN
WATER
DAM
3 DOMAIN
OLD NORTH COMPLEX
WEST WITS VILLAGE
MPONENG
WRD
MPONENG
GOLD
PLANT
MPONENG
MINE
NUMBAWANI
RESIDENCE
SOLID WASTE
DISPOSAL SITE
ELANDSRIDGE
N12
KUSASALETHU
MINE
KUSASALETHU
WRD
KUSASALETHU
PLANT
KUSASALETHU
TSF
WEDELA
AQUATIC
DAM
RETURN
WATER
DAMS
MPONENG TSF
West Wits Operation
Potchefstroom
MWS Operation
Klerksdorp
Parys

The “property, plant, and equipment” at Mponeng as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R7.6 billion.
Mponeng did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant
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
The name changed to Mponeng in 1999 while the mine was operated by AngloGold. On 1 October 2020, Harmony took full control and ownership of Mponeng as part of the acquisition of AngloGold's South African business.
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

During February 2024, the LOM extension project was approved allowing further access development into the VCR and
CLR. This entails further deepening of the VCR from the current 126 level towards 135 level. For the CLR it entails further deepening from the current 120 level towards 127 level.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The following mining rights make up the full mining lease area of approximately 6,778.6ha:
• GP30/5/1/2/2(01) MR valid from 1 February 2006 to 1 February 2036
• GP30/5/3/2/2(11) MR to be incorporated with GP(01) MR and;
• GP30/5/1/2/2(248) MR (for Sand) valid from 16 October 2012 to 15 October, 2026. Also to be incorporated into
GP(01) MR in terms of section 11.
All mining rights related to Mponeng were transferred and are held by Harmony. There are two mining rights that form the
Mponeng area which were successfully converted, executed and registered at the MPRTO. The principal mining right
(GP30/5/1/2/2(01) MR) covers an area of 6,704ha for the mining of gold, silver, nickel and uranium. This mining right, granted on
1 February 2006, unless cancelled or suspended will continue in force for 30 years ending 1 February 2036. The incorporation of the mining right, GP30/5/1/2/2(248) MR, is part of the section 11 and section 102 process.
The mining rights GP30/5/1/2/2(01) MR and GP30/5/1/2/2(248) MR were ceded from AngloGold to Golden Core, a wholly owned subsidiary of Harmony, on 1 October 2020 and were successfully registered in the Mining Titles Office on 14 June 2021 as part of AngloGold's sale of its last remaining South African assets to Harmony, including its West Wits operation.
A section 102 application in terms of the MPRDA was submitted by AngloGold in March 2017 to consolidate its West Wits mining rights into a single mining right (GP30/5/1/2/2(01) MR) ("AngloGold Ashanti Application"). The AngloGold Ashanti Application
was approved by the DMPR in August 2020, but was not implemented due to a change in circumstances as a result of
Harmony’s acquisition of Mponeng and was consequently withdrawn. On 15 February 2022, Golden Core submitted an application in terms of section 102 of the MPRDA, substantively similar to the AngloGold Ashanti Application, to consolidate the mining rights and mining right areas into a single mining right (GP30/5/1/2/2(01) MR) ("Golden Core Application"). The Golden
Core Application is currently pending at the DMPR.
A renewal application for GP30/5/1/2/2(248) MR was timeously submitted, while awaiting the processing of the Golden
Core Application by the DMPR, as the DMPR advised that they could not process the consolidation application while there was a renewal application submitted. The estimated timeline for approval is by end of 2026 and Harmony does not view there being a material risk while the approval is pending.
A summary of the status of EPs and licences issued as at 30 June 2026 related to Mponeng’s operation is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr (Amendment)	(GP) 30/5/1/2/3/2/1 (01)	DMPR	12 April 2012	LOM
Waste Management Licence	GAUT 002/09-10/W0011	GDARD[1]	December 2024	December 2044
Hazardous Waste Generator Certificate	GPG-01-513	GDARD[1]	14 July 2015	LOM
Water Use Licence	08/C23E/AEFGCEI/12157	DWS	Licence issued to Harmony on 27 September 2022	September 2031
Landfill site registration	GPL-01-514 002/09-10/W0011	GWIS	17 June 2026	17 June 2028
Certificate of Registration Inflammable Liquids and Substances	RP438/ptn5	West Rand District Municipality	September 2025	September 2026
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
There are two mining methods in practice at Mponeng. Historically, longwall mining was practised at Mponeng until the breast mining method was used, aimed at reducing the occurrence of large seismic events. However, this has evolved to the
SGM method with backfill support. The SGM method makes use of dip pillars and reduced mining spans with pre-developed tunnels, aimed at further control of stresses experienced in rock movement. While Mponeng’s business plan is based primarily on the SGM method, there are sections of the mine that are still operating using the breast mining method. The mining sequence is a V-shaped configuration, colloquially referred to as the “inverted Christmas tree”. An underhand face configuration is adopted when mining towards the west and an overhand face configuration when mining towards the east.

Mineral Processing
Mponeng's gold processing facility, the Mponeng plant, has been in operation since 1986. The technology used to process the gold-bearing ore is well established and is suitable for the style of mineralisation (VCR and CLR ore). The current capacity of the plant is designed to process 95tph ore. The plant is operating below its designed throughput capacity and has shown its ability to produce the forecasted ounces of gold at said capacity.
Qualified Persons
The QP was employed on a full-time basis by Harmony. The QP's qualifications, areas of responsibility and personal inspection of the property are summarised in the graphic below.

Qualified Person	Professional Organisation	Qualification	TRS Section Responsibility	Personal Insp.
Mr. W. Oliver	SAGC	MSCC, GDE (Mining Engineering)	All	Full time
Exploration
Exploration at Mponeng has mainly focussed on improving confidence in the geological model, as well as adding and upgrading additional Mineral Resources to the mine. Geological data has been obtained through structured underground channel (chip) sampling, mapping and drilling. This underground detailed, closer spaced data gathering exercise has been preceded by surface exploration of the lease area using a historical geophysical seismic survey, as well as surface diamond core drilling.
Exploration from underground platforms is currently continuing for the VCR in the east and west of the current mining levels, between 3,500m and 3,700m BMD, to improve geological confidence.
Exploration of the VCR target areas west and east of the 126-level mining front continued during fiscal 2026. These will form part of the approved exploration campaign. These targets will generate the needed information in two areas, on the
Booysens/Kimberley transition towards the east, ahead of the planned LOM extension areas and the area west of the Kimberley estimation domains.
Both areas are currently showing high levels of variability that will benefit from the additional information that will be generated for the completion of these exploration drill holes. VCR variability limits the forward confidence in the Mineral
Resource estimation. More data collected can assist the QP to define the zones of high variability.
Mponeng infill exploration drilling of the VCR from 2025 to 2026 completed 6,105m of drilling and increased confidence of the estimated ounces on the eastern area of the Booysens Shale footwall zone. For the 2026 - 2027 period an additional
6,104m is planned to improve confidence of the Indicated Mineral Resource portions and continue to focus on the below
126 level LOM extension area.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Mponeng lease area (which includes the TauTona Mine and
Savuka Mine), as determined through the analysis of the reasonable prospect for eventual economic extraction by underground mining method. The cut-off value for the Mineral Resources is determined at 761cmg/t gold based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	98.00
Unit cost[1]	R/t	8,758
1 Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.

The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	2.059	13.89	28,600	3.767	16.60	62,527	(54.3)
Indicated	12.649	12.42	157,152	13.471	12.96	174,629	(10.0)
Total / Ave. Measured + Indicated	14.708	12.63	185,752	17.239	13.76	237,156	(21.7)
Inferred	31.609	11.51	363,960	32.442	11.40	369,698	(1.6)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. W Olivier, who is the Ore Reserve Manager at
Mponeng, and a Harmony employee.
2.Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC, 2016.
3.No modifying factors or sources of dilution  have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.Mineral Resources are reported using a cut-off value of 761cmg/t determined using a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in Mineral Resources is attributable to the establishment of new rock engineering support pillars and the removal of areas that no longer have reasonable prospects for eventual economic extraction.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2025, and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	4.512	9.96	44,938	3.564	10.32	36,783	22.2
Probable	10.833	8.80	95,332	10.992	9.07	99,717	(4.4)
Total / Ave. Proved + Probable	15.345	9.14	140,270	14.556	9.38	136,499	2.8
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. W. Olivier, who is the Mponeng Ore Reserve Manager,
and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 971cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The increase in Mineral Reserves is primarily driven by the extension of the mine's economic life to 2046, which enabled the declaration of additional reserve ounces within the LOM extension.

The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Mponeng. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative density	t/m³	2.71
Stoping width	cm	154.0
Gully	%	7.24
Off reef	%	9.31
Waste to reef	%	2.14
Flushing tons	%	6.69
Discrepancy	%	12.72
Mine call factor	%	80.65
Plant recovery factor	%	98.00
Mine recovery factor	%	79.04
Plant call factor	%	100.00
Mineral Reserve cut-off	cmg/t	971
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Target
Property Description
Target is an advanced, single-shaft, production stage, deep-level gold mine which has been operational for approximately
30 years. While most of the gold mineralisation extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed for extraction of gold and also to de-stress areas ahead of mechanised mining. The mine is located in the Free State Province of South Africa, approximately 270km southwest of Johannesburg and 30km north of the town of Welkom, at latitude 27°45'42.59"S and longitude 26°38'24.92"E. Target is wholly-owned and operated by Harmony.
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
Target includes a single underground mine constructed as an extension to the Loraine Gold Mine ("Loraine") and uses a single shaft as access. The ore and development rock are hoisted together, with ore milled and processed at the Target Plant adjacent to the mine. Operations are powered by electricity from Eskom.
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
Target draws its workforce principally from Welkom and other established Free State mining communities, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes.
Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required.
The “property, plant, and equipment” at Target as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R2.0 billion.
Target did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
Geology
Target is situated within the Free State Goldfield on the south-western margin of the Witwatersrand Basin, one of the world's largest gold provinces. The major gold bearing conglomerate reefs are mostly confined to the CRG of the Witwatersrand
Supergroup.
Folding forms the major structural feature within the lease area and is manifested as an asymmetric syncline, the axis of which trends northward with a general plunge of 10° to 12°. The western limb of the syncline commonly dips at more than 55°
and gradually flattens eastward to approximately 10°. Numerous prominent faults, which divide the ore-body into different mining blocks, are also present.
The east-west trending faults generally exhibit displacements ranging from 15m to 25m and are traceable over distances of less than 150m. In contrast, the two prominent north-south trending faults, the Eldorado Fault and the Border Fault, are traceable over strike lengths of more than 2km.

Gold mineralisation currently exploited is hosted within a succession of Elsburg and Dreyerskuil ("DK") quartz pebble conglomerate reefs hosted by the van den Heeversrust and Dreyerskuil (Uitkyk) members of the Eldorado (Elsburg) Formation, respectively.
Additional mineralisation occurs in the Big Pebble Reef of the underlying Kimberley (formerly Aandenk) Formation. All these units are within the Turffontein Subgroup of the CRG. Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic (buckshot) pyrite and detrital carbon is also common.
History
Anglovaal Limited ("Anglovaal") previously held the mineral rights for the Target property. Target Exploration Company
Limited ("Target Exploration Company"), a company formed by Anglovaal specifically for the purpose of exploration, later acquired this area.
Options to the mineral rights north of Target were acquired by Sun Mining and Prospecting Company (Pty) Limited ("Sun").
The formation of Avgold Limited ("Avgold") in 1996 was intended to further the gold mining and exploration interests of
Anglovaal.
Harmony acquired Target in May 2004 by acquiring 100% of Avgold's shares. In 2017, an optimisation project commenced with the aim of reducing hauling distances and to improve gold production. The surface bulk-air-cooler and the No. 8 fridge plant were commissioned in November 2021. The 291 level crusher installation and the 282 to 291 level conveyor belt extension, both of which formed part of the optimisation project, were completed and commissioned in November 2023.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining rights encompass an area of 7,952.78ha. Harmony holds several mining rights for Target, which were successfully converted and executed as new order mining rights. Certain of these rights are still to be registered at the MPRTO.
The FS30/5/1/2/2/14MR has been renewed on 5 January 2026, for a further six years, expiring 4 January 2032. The new reference number for the renewal of the right is FS30/5/1/2/2/10093MR.
The summary of mineral tenure and the approved mining rights include the following:
•FS30/5/1/2/2/14MR, which is valid from 20 February 2008, to 4 January 2032, and covers 4,237.00ha; and
•FS30/5/1/2/2/225MR, which is valid from 12 December 2013, to 11 December 2026, and covers 3,715.78ha.
A summary of the status of EPs and licences issued as at 30 June 2026, related to Target is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(14) EM	DMPR	16 April 2010	LOM
Atmospheric Emission Licence	LDM/RAEL/01/2024	Lejweleputswa District Municipality	February, 2024	January, 2029
Water Permit	789N	DWS	4 November 2008	Valid – pending issue of new licence
Water Permit	1046B	DWS	4 November 2008	Valid – pending issue of new licence
Mining Method
The Target deposit comprises stacked mineralised multiple conglomerate reef bands interbedded with layers of quartzites and quartzwacke. The reef channel thickness increases towards the west, which allows for compositing of the Elsburg Reefs into thick mineralised mining packages to enable the application of massive open stoping mining method. The height of a massive stope or mineralised mining package ranges from 15m to 39m. The Dreyerskuil Reefs, which overlie the Elsburg Reefs, are characterised by thinner, discrete reef horizons that are amenable to narrow-reef conventional mining methods.
Target is essentially a trackless mining operation with a combination of highly mechanised massive open stope, sub-level open stope mining, and labour-intensive narrow reef stoping, the latter being more typical of South African gold mines’
conventional stoping.
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
Mineral Processing
The Target Plant was commissioned in November 2001. The plant was designed to treat a total tonnage of 105ktpm with a potential to expand to 160ktpm for future demand. Currently the plant treats ore from Target and Tshepong waste dump.

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
The central array targeted the Elsburg Reefs, while the western and eastern arrays focussed on definition of the proximal
(steep west limb) and distal Kimberley and Basal Reefs, respectively.
The positive surface drilling results led to the construction of an underground drilling platform. Underground exploration drilling has been ongoing throughout the operational life of Target as the mine deepens. Most of the underground drillholes are used in the geological modelling and estimation of the current Mineral Resources.
Underground diamond core drilling is conducted using hydraulic driven drill rigs, which typically drill BX core. Drill holes are typically short, rarely exceeding 300m in length.
Fans of drill holes are drilled from diamond drilling bays, which are developed at 50m intervals along the decline return airway decline. The drilling fans consist of up to ten individual drill holes at inclinations ranging from -15° East to +30° West of vertical, or as dictated by local geological structures. Maximum drillhole lengths of 350m are required for complete Dreyerskuil intersections in the synclinal axis. Drill holes are stopped once the Ventersdorp lava has been intersected, or, in the case of flatter drill holes, once the trough axis has been identified and the drill hole is drilling parallel to the bedding.
Exploration drilling is currently in progress to determine the economic potential of EA3 Reefs and DK Reefs along the sub-
crop of the Elsburg Reefs. Additional to the capital exploration, an underground infill drilling programme is in place to improve data density to enhance the estimation model.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Target lease area, as determined through the analysis of the reasonable prospect for eventual economic extraction using underground mining methods. The Mineral Resource has been reported above cut-off grades of 3.08g/t for massive open stoping and 719cmg/t for narrow-reef conventional mining, based on the economic assumptions presented in the table below as at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	94.50
Unit cost[1]	R/t	4,842
1 Unit cost includes cash-operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.

The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	5.478	7.68	42,090	5.588	7.77	43,411	(3.0)
Indicated	3.177	7.17	22,767	3.761	6.94	26,112	(12.8)
Total / Ave. Measured + Indicated	8.655	7.49	64,857	9.349	7.44	69,524	(6.7)
Inferred	2.749	6.58	18,090	3.686	5.99	22,080	(18.1)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. S Motlatla, who is the Target Ore Reserve
Manager, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction in line with SAMREC,
2016.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive the Mineral Resource under Regulation S-K 1300.
4.Mineral Resources are reported using a cut-off grade of 3.08g/t for massive open stope mining and 719cmg/t for narrow reef conventional mining determined at a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in reported Mineral Resources is attributable to the application of a higher reporting cut-off grade for the narrow reef conventional mining Mineral Resource estimate than was previously applied. This change in reporting methodology was implemented following recommendations arising from an independent external audit conducted by Mineral Corporation
Consultancy (Pty) Limited (which trades as The Mineral Corporation or "TMC"), which recommended that cut-off grades be estimated separately for narrow reef conventional mining and massive open stope mining.
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate, as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	2.463	4.64	11,433	2.421	4.46	10,796	5.9
Probable	0.392	4.34	1,700	1.082	4.48	4,850	(65.0)
Total / Ave. Proved + Probable	2.855	4.60	13,133	3.503	4.47	15,646	(16.1)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. S. Motlatla, who is the Target Ore Reserve Manager,
and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 3.45g/t for massive open stope mining and 752cmg/t for the narrow reef conventional mining determined at a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.

The decrease in Mineral Reserves is primarily the result of mining depletion, revised mine designs, and changes in the planned mining mix within the massive open stoping areas.
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

Tshepong North
Property Description
The Tshepong North is a production-stage property comprising the underground and surface assets, situated between the towns of Welkom and Odendaalsrus in the Free State Province of South Africa. The mine is a moderate to deep-level gold mine, operating at depths of between 1.6km and 2.5km BMD.
The mine is located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and
15km to the north of the town of Welkom, situated at latitude 27°51’56.45”S and longitude 26°42’45.15”E.
The following graphic illustrates the location of Tshepong North, along with certain infrastructure.
Historically, the primary reef mined is the Basal Reef, although B Reef mining has increased in the past four years from
8% to 60%.
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
Tshepong North operates with a single shaft system, where ore and waste are hoisted to surface through the main vertical shaft. The operation is further supported by a twin decline system extending from 66 Level to 77 Level which provides access to the Sub-75 Level mining areas included in the LOM. Ore and waste are transported separately using a conveyor belt system.
Ore extracted from Tshepong North is transported by rail from the shaft to the Harmony One Plant in Welkom for processing. The operations are powered by electricity supplied by Eskom.

Tshepong North draws its workforce principally from Welkom, Odendaalsrus and other established Free State mining communities, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required. As at 30 June 2026, its workforce comprised 4,165 people, approximately 89% of whom were permanent employees, with the balance being contractors.
The surface infrastructure associated with Tshepong North is displayed in the graphic below.
The “property, plant, and equipment” at Tshepong North as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R4.0 billion.
Tshepong North did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.

Geology
Tshepong North is situated within the Free State Goldfield on the south-western margin of the Witwatersrand Basin, one of the world's largest gold provinces. Gold mineralisation is associated with stratiform conglomerate reefs within the CRG of the
Witwatersrand Supergroup.
The general orientation of the Witwatersrand Supergroup succession in this goldfield is interpreted as north-trending, within a syncline that is plunging to the north. The syncline has been divided by faults into the Odendaalsrus, Central Horst and
Virginia sections. The Tshepong North mining right area is also affected by the Ophir and Dagbreek faults.
Tshepong North exploits the Basal Reef and B Reef, both of which occur within the CRG of the Witwatersrand Basin. While the Basal Reef remains an important orebody, the B Reef has become the dominant production horizon and currently contributes approximately 60% of the mine’s production volume. The B Reef occurs approximately 150m to 170m stratigraphically above the Basal Reef.
Mineralisation is associated with the presence of medium to coarse, clast-supported oligomictic pebble horizons. The presence of allogenic pyrite and detrital carbon is also common.
The mining area is structurally influenced by the Ophir and Dagbreek faults. The Dagbreek Fault bisects the mine into eastern and western domains and represents the most significant structural feature affecting the distribution of Mineral
Resources and Mineral Reserves.
History
A feasibility study for Tshepong North was completed in 1984, with shaft sinking commencing in 1986 and the mine being commissioned in November 1991. Tshepong North formed part of the Free State operations acquired from AngloGold by
ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, a joint venture owned equally by Harmony and
ARMGold. The acquisition became effective on 1 January 2002 and was completed on 23 April 2002. Harmony obtained full ownership of Tshepong North following the completion of its merger with ARMGold in September 2003.
Development of Sub 66 and Sub 71 decline projects progressively extended mining to depths of approximately 2,200m below surface, while the operation's mining rights were converted under the MPRDA in 2007.
In June 2017, Tshepong North and Phakisa were consolidated into Tshepong Operations, with Mineral Resource and
Mineral Reserve reporting combined under a single operation. In June 2022, reporting was separated and Tshepong North resumed reporting as an individual operation.
In 2026, the approval of the Tshepong North LOM Extension Project, incorporating the East South Upper ("ESU") B Reef and Sub-75 Basal Reef reserve blocks, extended the operation's planned life from 2031 to 2041.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The current mining right for Tshepong North and Tshepong South encompasses an area of 10,798.74ha. Harmony holds several mining rights in the Free State Goldfields which have been successfully converted and executed as new order mining rights, some of which are still to be registered at the MPRTO.
Tshepong North is wholly owned by Harmony, including the associated mineral rights.
Mining at Tshepong North is carried out under the following mining rights, covering both Tshepong North and Tshepong
South:
•FS30/5/1/84MR, which is valid from 11 December 2007, to 10 December 2029, and covers an area of 10,798.74ha.
A summary of the status of EPs and licences issued as at 30 June 2026, related to both Tshepong North and Tshepong
South is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme (EMPr)	FS30/5/1/2/3/2/1(84)EM	DMPR	16 April 2010	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents.	B33/2/340/31	DWS	2 April 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWS	27 May 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWS	Not indicated.	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWS	Not indicated.	LOM

Mining Method
Tshepong North is a deep-level underground gold mining operation, with mining activities extending to depths of approximately 2,500m below surface. The operation primarily utilises the SGM method. SGM incorporates dip pillars, reduced mining spans and pre-developed access drives to manage rock stress and enhance mining stability in a deep-level mining environment.
The mining layout is designed to extract the orebody in a planned sequence towards stabilising and regional pillars, reducing the creation of remnant pillars and assisting in the management of seismic risk.
Primary development is generally conducted off reef, with secondary development and stoping taking place on reef. SGM remains the principal mining method across the operation, including the recently approved ESU B Reef and Sub-75 Basal Reef mining areas incorporated into the LOM Extension Project.
In selected mining areas, alternative mining methods, including breast stoping, undercut stoping and open stoping, are employed where appropriate.
Mineral Processing
All ore mined at Tshepong North is processed at Harmony One Plant. The Harmony One Plant processes underground ore from multiple operations, as well as surface ore from nearby WRDs. The plant was commissioned in 1986 and comprises three independent modules, each consisting of four feed silos, two ROM mills, two conventional thickeners, cyanide leaching, CIP adsorption, elution, zinc precipitation, and smelting circuits. The plant's CIP process reflects the technology that was current at the time of its construction.
The Harmony One Plant has a steady-state design capacity of 390ktpm using its conventional CIP flowsheet.
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
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel
(chip) sampling.
Tshepong North is engaged in ongoing exploration drilling of the B Reef to assess the potential extension of existing pay shoots and their connection to adjacent mines. Footwall development at the 71 Level (decline area) commenced during fiscal
2022 and is being utilised as a platform for drilling to confirm and delineate the anticipated B Reef channel, which is projected to extend in an east-north-southwest direction. Based on exploration drilling results, geological mapping, chip sampling and ongoing mining activities, the ESU B Reef mineralisation between 60 and 66 Levels and the Sub-75 Basal Reef area have been confirmed and incorporated into the Tshepong North LOM Extension Project. Both projects have progressed beyond the concept study stage, have been converted to Mineral Reserves and are currently in execution as part of the approved mine plan. The inclusion of these reserve blocks supported the approval of the Tshepong North LOM Extension Project, extending the operation's planned life from 2031 to 2041.
Throughout the mine's operational life, underground exploration drilling has been conducted as the mine deepens. This drilling is performed using hydraulic and pneumatic drill rigs for diamond core drilling and is designed to improve data density in specific areas.
Drill holes are drilled from diamond drilling bays in footwall development ends, at 50m intervals along crosscuts and at
100m intervals along haulages and return airways. Drill fans typically comprise up to three individual drill holes, with inclinations varying from 50° to 120° of vertical, or adjusted to accommodate local geological structures.
Logging procedures are conducted in accordance with Harmony standards, which are applied consistently across all surface and underground operations and have been in place since 2001.
During calendar 2025, Tshepong North completed 96 underground diamond drill holes totalling 11,060m; 81 holes returned reef intersections, including 19 Basal Reef and 62 B Reef holes. Underground chip samples were collected from advancing faces and drill core was sampled in accordance with Harmony's procedures. A total of 52,905 samples were submitted for gold analysis by fire assay with a gravimetric finish. See Sections 7 and 8 of the Tshepong North TRS.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.

Mineral Resource Estimate
The Mineral Resource estimate of Tshepong North is considered to have reasonable prospects for eventual economic extraction. The cut-off value for the Mineral Resources is determined at 661cmg/t for the gold based on the economic assumptions presented in the table below at 30 June 2026.

Tshepong North
Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	95.60
Unit cost[1]	R/t	5,268
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
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate for Tshepong North, as at 30 June 2025 and 2026, exclusive of the reported Mineral
Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	11.385	11.87	135,110	12.125	12.40	150,403	(10.2)
Indicated	4.956	12.31	60,986	6.567	11.43	75,096	(18.8)
Total / Ave. Measured + Indicated	16.341	12.00	196,096	18.692	12.06	225,499	(13.0)
Inferred	7.578	10.20	77,309	8.272	9.30	76,917	0.5
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at
Tshepong North, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive Mineral Resources under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 661cmg/t determined at a gold price of US$3,061/oz.
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
8.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in Mineral Resources is primarily attributable to mining depletion and the conversion of Mineral Resources to
Mineral Reserves, with the impact partially offset by classification improvements and updated geological modelling.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate for Tshepong North, as at 30 June 2025, and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	4.143	5.26	21,772	2.403	4.55	10,936	99.1
Probable	6.423	4.96	31,828	1.606	5.85	9,391	238.9
Total / Ave. Proved + Probable	10.566	5.07	53,601	4.009	5.07	20,327	163.7
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. A. Louw, who is Ore Reserve Manager at Tshepong
North, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 717cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The increase in Mineral Reserves was primarily attributable to the inclusion of the ESU B Reef and Sub-75 Basal Reef reserve blocks following approval of the Tshepong North LOM Extension Project. This increase was partially offset by normal depletion and the adjustment to the algorithm parameters in the design and scheduling programme.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong North. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	125
Gully	%	8.09
Off Reef	%	4.81
Waste to Reef	%	3.71
Flushing tons	%	2.53
Discrepancy	%	8.41
Mine Call Factor	%	68.00
Plant Recover Factor	%	95.60
Mine Recover Factor	%	65.01
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	717
Note: Development waste to reef, including the decline development.
The 2026 Tshepong North Mineral Resource and Mineral Reserve estimates reflect the approved LOM extension project, updated geological information and refinements to the mine design and scheduling methodology described above. The material assumptions and criteria supporting the Mineral Resource and Mineral Reserve estimates are described in Sections 11 and 12, respectively, of the Tshepong North TRS filed as an exhibit to this annual report on Form 20-F. For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Tshepong South
Property Description
Tshepong South is a production-stage property comprising one operating underground gold mine. It is a mature, moderate to deep-level underground operation using conventional underground mining methods at depths of up to 2,427m BMD. The mine utilises the Tshepong South and Nyala shafts. Tshepong South depends on services rendered through Nyala where four main compressors are commissioned and Tshepong South’s ore is hoisted.
The mine is located in the Free State Province of South Africa, approximately 250km southwest of Johannesburg and
15km to the north of the town of Welkom. Tshepong South is situated adjacent to the south of Tshepong North, and is located at latitude 27°54’1.27”S and longitude 26°43’30.05”E.
The following graphic illustrates the location of Tshepong South, along with certain infrastructure.
The primary reef mined is the Basal Reef, with additional gold mineralisation being found in the B Reef and A Reef. The B
Reef, a secondary reef mined, which lies approximately 145m stratigraphically above the Basal Reef, contributes to about 40%
of the total mining production profile at Tshepong South.
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
Tshepong South draws its workforce principally from Welkom and other established Free State mining communities, supplemented by specialist contractors where required. Its principal equipment, facilities, infrastructure and underground development are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes. Management considers their physical condition adequate to support the current LOM plan, with material modernisation and replacement projects included in sustaining capital plans as required. As at 30 June 2026, its workforce comprised 3,474 people, approximately 88% of whom were permanent employees, with the balance being contractors.

The surface infrastructure associated with Tshepong South is displayed in the graphic below.

N
27°50'S
27°55'S
28°00'S
Freddies 9
R 30
Kutlwanong
Tshepong North
R 34
Odendaalsrus
Freddies 6
Nyala
Tshepong South
R 34
Nyala
Freddies 3
Kudu
Eland
R 70
Sable
Welkom
R 73
FSS5
FSS3
FSS1
FSS2E
FSS2W
FSS4
Witpan
Harmony One Plant
Mining Right
Towns/Residential Areas
Shaft Position
Regional Roads
Rail
TSF being Mined
Non-active TSF
Active TSF
WRD
0
2.5km
26°40'E
26°45'E

The “property, plant, and equipment” at Tshepong South as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R3.1 billion.
Tshepong South did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no
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
Tshepong South primarily exploits the Basal Reef, which occurs within the Harmony Formation of the Johannesburg
Subgroup of the CRG.
Mineralisation also occurs within the stratigraphically higher A- and B-Reef horizons of the Aandenk Formation, within the
Turffontein subgroup of the CRG. Although the Basal Reef remains the primary mining horizon, the economic extraction of the
B-Reef is increasing as additional geological information becomes available.
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
Tshepong South formed part of the Free State operations acquired from AngloGold by ARMgold/Harmony Freegold Joint
Venture Company (Proprietary) Limited, a joint venture owned equally by Harmony and ARMGold. The acquisition became effective on 1 January 2002 and was completed on 23 April 2002. Harmony obtained full ownership of Tshepong South following the completion of its merger with ARMGold in September 2003. Sinking and equipping was completed to a depth of 2,427m in
2006. Tshepong South and Tshepong North were merged into the Tshepong operation by Harmony in June 2017, but again split into separate entities in June 2022.
Mining of the B Reef commenced in February 2024 and it is contributing approximately 40% of the total production profile.
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
Mining at Tshepong South is carried out under the following mining rights, covering both Tshepong North and Tshepong
South:
•FS30/5/1/84 MR, which is valid from 11 December 2007 to 10 December 2029 and covers an area of 10,798.74ha.
A summary of the status of EPs and licences issued as at 30 June 2026, related to both Tshepong South and Tshepong
North is presented in the table below.

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
EMPr	FS 30/5/1/2/3/2/1(84)EM	DMPR	16 April 2010	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents.	B33/2/340/31	DWS	2 April 1981	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWS	27 May 1991	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie’s and Phakisa shafts.	B33/2/340/12	DWS	Not indicated.	LOM

Mining Method
Tshepong South may be classified as a moderate to deep-level underground gold mine currently operating at depths of up to 2,427m BMD.
The orebody at Tshepong South is broken up into blocks by geological structures with large throws. Due to the orebody being broken up into these smaller blocks, a scattered mining method is used at Tshepong South. Scattered mining is when mining is done between the major geological structures. The mine design criteria are based on the SGM method under which the crosscuts are spaced at a fixed distance of 160m; however, additional development may be required in some instances and/
or crosscut spacing reduced/increased depending on the prevailing geological structures. Primary waste development is done ahead of the stoping front in the virgin stress environment.
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
Exploration
Geological data has been obtained through initial surface drilling, followed by underground drilling, mapping and channel
(chip) sampling. The underground infill drilling system is in place to improve data density in specific areas and holes are drilled from the underground development access drives.
Since 2022 capital exploration drilling has been ongoing to determine areas of economic value in the B-Reef channels extrapolated from the high grade channels being mined in the west-south area of Tshepong North shaft.
Underground exploration drilling has been ongoing throughout the operational life of Tshepong South. Underground diamond core drilling is conducted using hydraulic driven and pneumatic drill rigs.
The underground infill drilling system is in place to improve data density in specific areas and holes are drilled from the underground development access drives.
Drill holes are drilled from diamond drilling bays in footwall development ends, at 50m intervals along crosscuts and at
100m intervals along haulages and return airways. Drill fans typically comprise up to ten individual drill holes, with inclinations varying from 5° to 90° of vertical, or adjusted to accommodate local geological structures.
Logging procedures are conducted in accordance with Harmony's standards, which have been applied consistently at all surface and underground mines and are best practice and have been in place consistently since 2001.
During the 2026 drilling campaign, Tshepong South completed 128 underground diamond drill holes totalling 13,883m. The programme yielded 47 Basal Reef  intersections and 85 B Reef intersections, with four drillholes intersected both reef horizons.
Underground channel sampling averaged approximately 405 gold sample sections per month. From January 2025 through
March 2026, 31,637 samples were submitted for gold analysis by fire assay with a gravimetric finish. See Sections 7 and 8 of the Tshepong South TRS.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.

Mineral Resource Estimate
The Mineral Resource estimate for Tshepong South is considered to have reasonable prospects for eventual economic extraction. The cut-off value for the Mineral Resources is determined at 727cmg/t for the gold, based on the economic assumptions presented in the table below at 30 June 2026.

Tshepong South
Description	Unit	Value
Gold price	US$/oz	3,061
Exchange rate	R:US$	17.60
Gold price	R/kg	1,730,000
Plant recovery factor	%	95.32
Unit cost[1]	R/t	6,482
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
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate for Tshepong South, as at 30 June 2025 and 2026, exclusive of the reported Mineral
Reserves is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	6.402	12.34	79,001	5.507	12.80	70,514	12.0
Indicated	9.460	11.02	104,209	8.892	11.35	100,964	3.2
Total / Ave. Measured + Indicated	15.862	11.55	183,210	14.399	11.91	171,478	6.8
Inferred	22.970	11.24	258,074	22.729	11.33	257,508	0.2
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. J.P. van Deventer who is the Ore Reserve
Manager at Tshepong South, and a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction.
3.No modifying factors or sources of dilution have been included to the in-situ Mineral Reserve that is subtracted from the SAMREC Mineral
Resource to derive Mineral Resource under Regulation S-K 1300.
4.The Mineral Resources are reported using a cut-off value of 727cmg/t determined at a gold price of US$3,061/oz.
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

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
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
The Mineral Reserve estimate for Tshepong South, as at 30 June 2025, and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	1.404	5.75	8,071	2.159	6.53	14,102	(42.8)
Probable	0.511	3.43	1,753	0.423	3.22	1,362	28.7
Total / Ave. Proved + Probable	1.915	5.13	9,824	2.582	5.99	15,464	(36.5)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. J.P. van Deventer who is the Ore Reserve Manager at
Tshepong South, and a Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4.Gold content has not taken metallurgical recovery factors into account.
5.Mineral Reserves are reported using a cut-off grade of 752cmg/t determined using a gold price of US$2,915/oz.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves is due to normal depletion and the adjustment to the algorithm parameters in design and scheduling programme.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Tshepong South. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	143
Gully	%	6.92
Off Reef	%	5.24
Waste to Reef	%	0.23
Flushing tons	%	—
Discrepancy	%	12.73
Mine Call Factor	%	80.00
Plant Recover Factor	%	95.32
Mine Recover Factor	%	76.26
Plant Call Factor	%	100.00
Mineral Reserve cut-off	cmg/t	752
The 2026 Tshepong South Mineral Resource and Mineral Reserve estimates reflect new geological information, normal depletion and refinements to the mine design and scheduling methodology described above. The material assumptions and criteria supporting the Mineral Resource and Mineral Reserve estimates are described in Sections 11 and 12, respectively, of the Tshepong South TRS filed as an exhibit to this annual report on Form 20-F.
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Mine Waste Solutions
Property Description
Mine Waste Solutions is a production-stage property comprising two distinct, geographically separated, operations namely the Mine Waste Solutions ("MWS") operation located on the Free State - North West provincial boundary, and the West Wits operation situated in the West Rand region of the Gauteng Province. Each operation will be discussed separately due to their geographical locations.
MWS and its associated mineral rights are wholly owned by Harmony. Harmony acquired the assets as part of the transaction to take full ownership and control of AngloGold's remaining South African business, as of 1 October 2020.
The location of the MWS operation and the West Wits operation is presented in the figure below.

0
150
300
Kilometres
25°
26°
27°
28°
N
S
E
W
LIMPOPO
Polokwane
Botswana
Mahikeng
GAUTENG
Pretoria
Johannesburg
Kalgold
West Wits
Klerksdorp
NORTH WEST
Mine Waste Solutions
Welkom
Swaziland
Namibia
Bloemfontein
KWAZULU-NATAL
FREE STATE
Lesotho
NORTHERN CAPE
Durban
SOUTH AFRICA
EASTERN CAPE
East London
WESTERN CAPE
Cape Town
Port Elizabeth

LEGEND

Surface operations

	Latitude	Longitude
Kalgold	26°10'12.85"S	25°14'02.70"E
Saaiplaas plant	28°3'37.68"S	26°53'14.59"E
Central plant	28°2'8.36"S	26°52'8.99"E
Mponeng	26°26'15.60"S	27°25'41.24"E

The following graphic illustrates the location of the MWS operation, along with certain infrastructure.

HARMONY
MWS & MOAB KHOTSONG OPERATIONS
LOCATIONS AND CLASSIFICATION AS AT JUNE 2024
0 500 1500 2500 3500 4500
METRES
N
LEGEND
NATIONAL ROAD
SECONDARY ROAD
TOWNS / VILLAGES
RIVER
PLANT
WRD / MOD
TSF
ACTIVE TSF MINERAL RESOURCES
MWS 4
MWS 5
MWS 2
MWS PLANT
STILFONTEIN
MARGARET WRD
SCOTT WRD
KHUMA
KLERKSDORP
HARTIES 1 & 2
HARTIES 5 & 6
KAREERAND EXTENSION
KAREERAND TSF
SOUTH EAST TSF
SULPHUR PAYDAM
BUFFELS 9 WRD
BUFFELS 5
BUFFELS
2
1
3
4
EAST TSF
HARTIES 7
ARISTON GULLY
COMP 1
WEST EMERGENCY DAM

The following graphic illustrates the location of the West Wits operation, along with certain infrastructure is

HARMONY™

MPONENG OPERATIONS

LOCATIONS AND CLASSIFICATION AS AT JUNE 2024

0 500 1500 2500 3500 4500
METRES

N

LEGEND

- NATIONAL ROAD
- SECONDARY ROAD
- TOWNS / VILLAGES
- RIVER
- PLANT
- WRD
- TSF
- ACTIVE TSF MINERAL RESOURCES
- TAILINGS PIPLINE
- SHAFT
- PUMP STATIONS

BLYVOOR 7
BLYVOOR 6
EKHAYALIHLE RESIDENCE
TAUTONA MINE
SAVUKA WRD
R11
R12
SAVUKA GOLD PLANT
SAVUKA MINE
SRP
L17
L18
L20
L21
L19
L22
3 DOMAIN
OLD NORTH COMPLEX
NTSONALANGA RESIDENCE
WEST WITS VILLAGE
5A
5B
7A
7B
SAVUKA TSF
RETURN WATER DAM
MPONENG WRD
MPONENG GOLD PLANT
MPONENG MINE
NUMBAWANI RESIDENCE
SOLID WASTE DISPOSAL SITE
N12
KUSASALETHU MINE
KUSASALETHU WRD
KUSASALETHU PLANT
KUSASALETHU TSF
WEDELA
AQUATIC DAM
RETURN WATER DAMS
MPONENG TSF
West Wits Operation
Potchefstroom
MWS Operation
Klerksdorp
Parys

The MWS operation is located in the Vaal River area, and straddles the Free State, North West provincial border of South
Africa, close to the town of Klerksdorp. The MWS gold plant, at latitude 26°47’41.83”S and longitude 26° 50’8.66”E, is situated close to the town of Stilfontein, while the TSFs and WRD for this operation are scattered over an area that stretches approximately 13.5km north to south and 14.0km east to west.
The West Wits operation is situated in the West Rand region of the Gauteng Province. The West Wits operation is situated approximately 75km west of Johannesburg. The site is approximately 7km south of Carletonville. West Wits operation occupies an area of 4,176ha in extent and is close to the boundary between Gauteng and North West Province.
The West Wits operation reprocesses tailings from the Old North TSF at the Savuka plant, at latitude 27° 24’11.30”S and longitude 26° 25’20.31”E.
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
The “property, plant, and equipment” as at 30 June 2026, including buildings and mine infrastructure, mining assets, rehabilitation and assets under construction, had a carrying value of R5.0 billion for the MWS operation and R211 million for the
West Wits operation.
MWS draws its workforce principally from Klerksdorp, Carletonville and surrounding established mining communities, supplemented by specialist contractors where required. Its principal equipment, plants, facilities and infrastructure are of varying ages and are subject to ongoing inspection, preventive maintenance, refurbishment and replacement programmes.
Management considers their physical condition adequate to support the current LOM plans, with material modernisation and replacement projects included in sustaining capital plans as required.
The MWS operation and the West Wits operation did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
Geology
Material contained in the TSFs and WRDs predominantly originates from deep level gold mines, operated by Harmony and others, mostly located in Klerksdorp and Carletonville. The West Wits operation predominantly extracts tabular gold-bearing conglomeratic reefs, namely the CLR and VCR. The MWS operation, however, mainly exploits TSFs and WRDs derived from the VR.
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
The WRDs are unconsolidated and are comprise of untreated, low grade, gold-bearing material from underground workings. The WRDs are also man-made deposits, with very little structure or continuity, and are deposits in which the grade does not behave as a natural mineral deposit.
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
2012.

On 20 July 2012, the MWS operation was acquired by AngloGold from First Uranium. The MWS uranium plant and flotation plants were commissioned in 2014, and were further reconfigured into a more efficient operation during 2016, as part of an optimisation drive. In 2017, the uranium and flotation plants were discontinued resulting in the MWS operation again producing only gold.
On 1 October 2020, Harmony acquired all of AngloGold's surface operations, including the MWS operation.
The Savuka plant was commissioned in 1961 and originally designed to treat ore from Savuka Mine and TauTona Mine. In
2015, upon the change in strategy to process the reef from the aforementioned shafts at Mponeng plant, the plant was converted into a tailings and WRD treatment facility. The Savuka plant treats tailings material from the Old North TSF. On 1
October 2020, Harmony acquired all of AngloGold’s South African business, including the surface assets which constitute the
West Wits operation.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – South Africa” above for a summary of the regulatory environment in South Africa.
The MWS operation’s licence to operate is covered by the environmental authorisation under NEMA, applicable water-use and other regulatory approvals, and relevant surface rights. Under the MPRDA, no mining right is required to reclaim historical
TSFs. The West Wits operation operates under GP30/5/1/2/2(01) MR, which is valid until 1 February 2036.
Following Harmony’s acquisition of the MWS operation, the relevant permits and licences were transferred to Harmony, and financial provision is maintained for rehabilitation liabilities relating to the operation. The relevant environmental and water-
use permits remain in force and are audited regularly for compliance. An environmental authorisation for the Kareerand TSF expansion was issued to MWS in 2022. MWS also received environmental authorisation to increase the capacity of the return-
water pipeline from the Kareerand TSF to the MWS plant and reclamation activities.
A summary of the status of EPs and licences issued as at 30 June 2026 related to MWS is presented in the table below.

Permit Holder	Permit / Licence	Reference No.	Issued By	Date Granted	Validity
MWS	Certificate of Registration Inflammable Liquids and Substances	1051	City Council of Matlosana Fire and Rescue	31 December 2026	30 December 2027
1052
1054
1055
1056
1057
	Certificate of Registration	COR-30 (Variation 30)	NNR	14 April 2023	LOM
	Environmental Authorisation for Mispah TSF Reclamation	14/12/16/3/3/1/2714	DWS	9 July 2023	LOM
	Environmental authorisation for Kareerand TSF operations	NWP/EIA/176/2008	DMRE	11 November 2021	LOM
	Atmospheric Emission Licence	NWPG/CHEMWES/ AEL 4,1,4,2&4	DEDECT	17 November 2025	30 November 2030
Harmony	Water Use Licence	08/C24B/AIACGI/11868	DWS	10 June 2022	9 June 2042
		08/C24B/CI/13793		30 October 2023	29 October 2031
		10/C24A/CICI/14662		31 July 2024	30 July 2044
	Dam Enlargement Licence	12/2/C241/37	DWS	25 November 2022	LOM

MWS and West Wits Operations
National Road
Secondary Road
Towns
River
Plant
Shaft
Dams
Waste Dumps
TSF
Provincial Boundary
Pretoria
Johannesburg
Bloemfontein
Durban
Cape Town
N 14
N 12
N 1
West Wits Operation
Carletonville
Savuka Mine
Mponeng Mine
Kusasalethu Mine
North West
Gauteng
Free State
Soweto
Evaton
Vanderbijlpark
Potchefstroom
MWS Operation
Klerksdorp
Parys
Vaal River
0
20km
N
26°42'S
27°06'E

Mining Method
The mining methodologies adopted at MWS entail the hydro-mining of the TSFs and reclamation of WRDs using FELs.
The TSF material is reclaimed using several hydraulic monitoring guns which deliver high-pressure water to the face. High pressure water is transferred to the monitoring guns observing the maximum design capacity of the equipment, limited to 40 bars. Typically, a 25m mining face length is achieved with a water pressure in the range of 27bar to 30bar.
The tailings material can be selectively mined based on the positioning of the monitoring guns. The TSF face is broken by water pressure and the resulting slurry gravitates towards the collection sumps that deliver the slurry to the pumping stations, which is then pumped via overland pipelines to the respective plant streams. The TSFs are fed into one of the three plant streams, that comprise the MWS operation. The tailings material size is appropriate for high-pressure water to re-pulp the consolidated slimes to a slurry at a minimum relative density of around 1.45. No milling is required, as the material has previously been milled through the CIL plant treatment process.
Waste rock arises from underground development and is conveyed to large dumps where it is stockpiled. The grade values are inconsistently distributed amongst these rock deposits. Waste rock from off-reef development can also become contaminated during transport to surface by mineralised rock from unpay and marginal areas.
Tracked bulldozers are used on the top of WRDs during daylight hours, demarcated by surveyed markers, in accordance with safety standards. Vertical dozing operations are prohibited. During dozing operations, the geotechnical considerations and the materials’ natural angle of repose are adhered to, so as to maintain the WRD slope stability during loading operations.
Bulldozers are also used at the bottom of the WRDs to create a safe loading distance between the base of the WRD and the loading face. Loading measures take careful account of the existing dump design and ensure that extraction of the material is done safely. FEL are used to load the dozed material into rail hoppers or trucks, for transport to milling and mineral processing.
Mineral Processing
There are two plants, namely the MWS plant and the Savuka plant, which are dedicated to the processing of tailings material. Reclaimed tailings are pumped as slurry via pipelines to the MWS and Savuka plants and WRD material is transported on trucks to the Mponeng plant for processing.
The MWS plant is currently capable of processing 86,000tpd. This includes Stream 4 which was commissioned in
December 2024.
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
A total of 1,620 drill holes have been drilled in these TSFs from 2011 to date for both MWS operation and the West Wits operation.
WRDs cannot be explored using drilling because they comprise of unconsolidated rock. No drilling is undertaken on the
WRDs at the MWS operation or the West Wits operation.
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
The data spacing, density and distribution are sufficient to support the estimation of Mineral Resources for the various
TSFs.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate for the MWS operation, as at 30 June 2025 and 2026, exclusive of the reported Mineral
Reserves, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026					2025
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	50.525	0.20	0.067	10,022	3,395	47.553	0.19	0.068	9,130	3,243	9.8
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		50.525	0.20	0.067	10,022	3,395	47.553	0.19	0.068	9,130	3,243	9.8
Indicated	TSF	55.519	0.24	0.088	13,120	4,862	52.357	0.23	0.089	12,089	4,639	8.5
	WRD	1.768	0.30	—	530	—	2.055	0.30	—	617	—	(14.1)
Sub Total / Ave. Indicated		57.287	0.24	0.085	13,650	4,862	54.412	0.23	0.085	12,706	4,639	7.4
Total / Ave. Measured + Indicated		107.812	0.22	0.077	23,672	8,256	101.965	0.21	0.077	21,836	7,882	8.4
Inferred	TSF	79.371	0.13	0.038	10,694	2,986	81.763	0.13	0.038	11,018	3,097	(2.9)
	WRD	2.502	0.24	—	611	—	2.502	0.24	—	611	—	—
Total / Ave. Inferred		81.873	0.14	0.036	11,305	2,986	84.265	0.14	0.037	11,629	3,097	(2.8)
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and
a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$3,061/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The decrease in Mineral Resources for the MWS operation is the result of estimation model and survey updates.
The Mineral Resource estimate for the West Wits Operation, as at 30 June 2025, and 2026, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026					2025
			Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Source	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	Tonnes (Mt)	Gold (g/t)	U3O8 (kg/t)	Gold (kg)	U3O8 (t)	% Change
Measured	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Sub Total / Ave. Measured		—	—	—	—	—	—	—	—	—	—	—
Indicated	TSF	9.680	0.33	—	3,170	—	9.669	0.32	—	3,050	—	3.9
	WRD	0.104	0.37	—	38	—	0.164	0.37	—	60	—	(36.7)
Sub Total / Ave. Indicated		9.784	0.33	—	3,208	—	9.833	0.32	—	3,110	—	3.2
Total / Ave. Measured + Indicated		9.784	0.33	—	3,208	—	9.833	0.32	—	3,110	—	3.2
Inferred	TSF	—	—	—	—	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—	—	—	—	—
Total / Ave. Inferred		—	—	—	—	—	—	—	—	—	—	—
Notes:
1.The Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is Ore Reserve Manager, and
a Harmony employee.
2.The Mineral Resource tonnes are reported as in-situ with reasonable prospects for eventual economic extraction.
3.No cut-off grade has been applied for the estimation of Mineral Resources. Mineral Resource tonnes are reported based on a gold price of
US$3,061/oz.
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
9.The Mineral Resource estimate is for Harmony’s 100% interest.
The change in Mineral Resources for the West Wits operation is a result of survey updates.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational planning processes. The planning team utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, plant call factor, and plant recovery factors.
The Mineral Reserve estimate for the MWS operation, as at 30 June 2025 and 2026, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026			2025
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	TSF	3.215	0.32	1,013	7.756	0.30	2,353	(56.9)
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		3.215	0.32	1,013	7.756	0.30	2,353	(56.9)
Probable	TSF	323.571	0.28	90,140	344.711	0.28	95,334	(5.4)
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Probable		323.571	0.28	90,140	344.711	0.28	95,334	(5.4)
Total / Ave. Proved + Probable		326.785	0.28	91,154	352.467	0.28	97,687	(6.7)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and content are declared as net delivered to the mills.
3.Gold content has not taken metallurgical recovery factors into account.
4.Mineral Reserves are reported using a cut-off grade of 0.150g/t and a gold price of US$2,915/oz.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
The decrease in Mineral Reserves for the MWS operation is due to survey updates.
The Mineral Reserve estimate for the West Wits operation, as at 30 June 2025, and 2026, is summarised in the table below:

		Fiscal Year Ended 30 June
		2026			2025
Mineral Reserve Category	Source	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	TSF	—	—	—	—	—	—	—
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		—	—	—	—	—	—	—
Probable	TSF	20.694	0.33	6,748	24.057	0.33	7,891	(14.5)
	WRD	—	—	—	—	—	—	—
Sub Total / Ave. Proved		20.694	0.33	6,748	24.057	0.33	7,891	(14.5)
Total / Ave. Proved + Probable		20.694	0.33	6,748	24.057	0.33	7,891	(14.5)
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300. The QP responsible for the estimate is Mr. BJ. Selebogo, who is the Ore Reserve Manager, and a
Harmony employee.
2.Tonnes, grade, and gold content are declared as net delivered to the mills.
3.Gold content is recovered gold after taking into consideration the modifying factors.
4.Mineral Reserves are reported using a cut-off grade of 0.195g/t at recovery of 44.1%, a gold price of USD2,915/oz and R142/t.
5.Recovered gold (kg) is based on a conversion factor of 32.1507oz/kg.
6.Rounding as required by reporting guidelines may result in apparent summation differences.
Then change in Mineral Reserves for West Wits operation is due to survey updates.

The tables below present a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the MWS operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Accounted For (“GAF”) - Grade Cut-off	g/t	0.15
Recovery Factor	%	44.69
Plant Call Factor	%	100.00
Dilution	%	N/A
Conversion factor	oz/kg	32.1507
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the West Wits operation. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
GAF - Grade Cut-off	g/t	0.20
Recovery Factor	%	44.13
Mine Call Factor	%	100.00
Dilution	%	N/A
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Hidden Valley
Property Description
The Hidden Valley mine is a production-stage property located in the Morobe Province of PNG and is 100% owned and operated by Morobe Consolidated Goldfields Limited, a wholly-owned subsidiary of Harmony. The Hidden Valley mine consists of the Hidden Valley Kaveroi open pit ("HVK") and an ore processing facility in steep, heavily forested, mountainous terrain. The deposit is located at latitude 7°27'33.96"S and longitude 146°40'19.18"E, approximately 20km southwest of Wau within mining lease ML151.
The following graphic illustrates the location of the Hidden Valley mine.
The mineral tenure is presented in the table below.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Morobe Consolidated Goldfields Limited	Mining Lease	ML151	4 March 2005	3 March 2040	4,098.29
Operational Infrastructure
Wau is the closest town (pop. 5,800) to the Hidden Valley mine. The nearest larger service centre is Bulolo. The latest publicly available town-level census data (2011) recorded a population estimated at 20,000, while the wider Bulolo District had approximately 95,800 residents in the 2024 census. In the 1930s, when Bulolo was a centre of gold-dredging operations on the
Bulolo River, the town population was approximately 7,100. The town has an airfield, schools and health facilities. Forestry, agriculture and mining, including alluvial gold mining, are important economic activities in the area.
Lae, the capital of Morobe Province (pop. 203,100), is a major transport hub and an important commercial, administrative, industrial, residential and educational centre for Morobe Province and PNG.

Hidden Valley draws its workforce mainly from Morobe Province and elsewhere in PNG, supplemented by specialist contractors and expatriate personnel as required. Mobile equipment, plant and infrastructure are maintained through inspection, preventive maintenance, refurbishment and replacement programmes. Management considers the infrastructure adequate to support the current LOM plan, with required replacements included in sustaining capital plans.
The existing infrastructure located at the mine site is sufficient to support the current mine plan.
The property, plant, and equipment of Hidden Valley as at 30 June 2026, including buildings and mine infrastructure, mining assets, decommissioning assets, rehabilitation and assets under construction, had a carrying value of R5.4 billion.
For information on assets and liabilities (including costs after depreciation) of Hidden Valley see Note 40 "Segment Report”
to our consolidated financial statements set forth beginning on page F-1.
Hidden Valley did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no
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

History
Gold was discovered in Hidden Valley Creek by W.H. Chapman in 1927 (Lowensteub, 1982), and worked until 1929. In
1945, stream alluvial gold samples were taken close to the HVK discovery outcrop, but the deposit remained hidden. In 1984,
CRA Exploration (Pty) Ltd ("CRAE") discovered the HVK deposit when it carried out a regional stream sediment sampling programme in the headwaters of the Upper Watut River, -80mesh sediment samples returned values of 54ppm gold. Mapping up the creeks revealed that a landslide on the northern bank of Hidden Valley Creek had exposed altered and mineralised granodiorite with initial chip sampling returning 55m at 3.8ppm gold. Drilling commenced in 1985, with the third and fourth holes intersecting wide zones of mineralisation.
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
Harmony effectively acquired 100% of Abelle on 1 May 2003. An MOA between landowners and the PNG Government was signed on 5 August 2005, resulting in the mining lease for the Hidden Valley project being granted. Harmony commenced and completed a feasibility project on the deposit and commenced construction in 2008.
In August 2008, Harmony and Newcrest commenced a joint venture relationship in the Morobe Province of PNG, and the
Hidden Valley Joint Venture was established as an unincorporated 50:50 joint venture between Morobe Consolidated Goldfields
Limited (Harmony) and Newcrest PNG1 Limited (Newcrest). The Hidden Valley mine has been in operation since 2009, and was officially opened in September 2010.
In October 2016, Harmony acquired Newcrest’s joint venture interest, and Morobe Consolidated Goldfields Limited took
100% ownership of the Hidden Valley mine.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – Papua New Guinea”
above for a summary of the regulatory environment in PNG.
Hidden Valley operates within mining lease, ML151, and also within Mining Easement ME 82 and Lease for Mining
Purposes LMP 80. All tenements are registered in the name of Morobe Consolidated Goldfields Limited and are valid until March
2040.
In accordance with the PNG Environment Act, an EIS was submitted to the Department of Environment and Conservation
(now CEPA) in February 2004. The EIS was approved in January 2005, and the Waste Discharge Permit WD-L3(50) and Water
Extraction Permit WE-L3(38) were issued. In 2017, these permits were amalgamated as Environment Permit EP-L3(578).
Post June 30 (in August) 2026, CEPA approved the amendment of Environment Permit EP-L3(578) to support the Stage 9 expansion and extended its term to March 2040.
In accordance with condition 4 of Environment Permit EP-L3(578), Morobe Consolidated Goldfields Limited reviews and updates its Hidden Valley Environmental Management Plan every three years. The most recent iteration (2025-2027) was approved by CEPA in October 2025.
A summary of the status of EPs and tenements issued as at 30 June 2026, is presented in the table below.

Permit / Licence	Status
Mining Lease	ML151 current. Expiry 3 March 2040.
Lease for Mining Purpose	LMP80 current. Expiry 3 March 2040.
Mining Easement	ME82 current. Expiry 3 March 2040.
Environment Permit	EP-L3(578) current. Expiry 29 March 2030.[1]
1EP-L3(578) expiry extended to March 2040 by CEPA post June, 2026.
Mining Method
Hidden Valley is an open pit gold-silver operation, operating conventional truck/excavator open pits and an ore-processing plant. One single open pit is currently in operation; the HVK pit. The HVK pit supplies all of the ore to the processing plant which is located some 6km away. The Hamata open pit has been exhausted and is currently being converted into TSF2.
Mining operations employ conventional open-pit mining methods, with backhoe excavators and rigid dump trucks as the primary load-and-haul equipment. Front-end loaders are used for crusher feed and stockpile reclaim, with smaller articulated dump trucks used for construction activities. Mining is undertaken on 9m blast benches, excavated in three 3m flitches. Inter-
ramp design is based on 18m bench heights.
Waste is disposed in engineered valley fill WRDs, with toes keyed in and buttressed using competent non-acid producing rock. The construction of the Neikwiye valley toe buttress and underdrain network was completed in the 2018 fiscal year and waste rock will be disposed in this dump envelope through the remainder of the mine life. Similarly underdrain construction and toe buttress has been constructed in the Kaveroi Valley with selective placement to continue in this area for the LOM.

The Hidden Valley processing plant was designed to treat 4.2Mtpa of gold/silver bearing ore nominally although operational issues have prevented the plant reaching its intended capacity. The processing plant treats gold/silver ore from the
HVK deposit. Crushed ore is conveyed from the HVK pit via a 4.5km long overland pipe conveyor.
Tailings are stored in TSF1 located to the southwest of the process plant. Dam-wall construction of the TSF is ongoing and largely constitutes placement of suitable oxide and fresh competent material sourced from mining in the Hamata pit. The processing inventory in this Mineral Reserve estimate is constrained by remaining TSF capacity. TSF1 and TSF2 have a combined remaining capacity of 16Mt, deposition into both facilities will be utilised to maximise storage capacity with advantages in water management, density and settling.
Mineral Processing
The Hidden Valley CIL processing plant, located adjacent to the Hamata open pit, was commissioned in 2009. The Hidden
Valley processing plant is designed to treat 4.2Mtpa of gold bearing ore nominally from three separate open pits. Three distinct ore types are to be treated through two alternate treatment routes:
•whole ore processing: used to process the blend containing oxide, transitional and primary ore from the HVK deposits; and
•primary ore processing: used when processing only the primary ore from the HVK deposit.
Transition and primary ores have a significantly higher silver content with a gold:silver ratio of 1:15. Transition sulphur averages 0.96% while primary ore has a sulphur grade of 1.81%.
Qualified Persons
The QP is employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. G. Job	FAusIMM	BSc. MSc (Min Econ)	All sections	Regular, last Feb 2023
The QP relied upon information, analyses and technical work prepared by appropriately qualified subject matter experts in the disciplines of geology, mine planning, geotechnical engineering, hydrogeology, tailings management, metallurgy, environmental management, infrastructure and finance. These specialist contributions included information relating to mining rights, surface rights, contractual agreements, historical operating expenditures, community relations and other matters.
The QP reviewed and accepted the work of these specialists and considers it reasonable and suitable for use in support of the mineral resource and mineral reserve disclosures contained in this Annual Report on Form 20-F. Responsibility for such scientific and technical disclosure remains with the QP.
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
Available regional government geophysical datasets include a 1,000m spaced fixed-wing airborne magnetic survey, a
400m spaced helicopter airborne magnetic survey and a 2,000m spaced fixed-wing gravity survey. Available company geophysical datasets include a 50m spaced helicopter airborne magnetic survey, some prospect-specific ground magnetic survey stations, and induced polarisation surveys.
Regional stream sediment and "Ridge and Spur" soil sampling was completed by CRAE between 1983 and 1989.
Additional soils and trenches were completed prior to and post the commencement of drilling. Drilling data and mining have superseded the information in the trenching programmes.
Available geochemical sampling on ML151 includes a total of 27,756 surface samples. These are a mix of historical company data and Harmony collected sampling. Surface geochemical sampling techniques include soil (10,745), rock chip
(13,665), wacker (2,033), auger (920) and stream sediment (393), plus some other less common techniques. Available assay suites for both historical company data and Harmony collected sampling vary widely, with assay suites generally extended to more elements in more modern times.
CRAE discovered the HVK deposit using a stream sediment sampling campaign up the headwaters of the Upper Watut
River in 1984. Sediment samples (-80mesh) returned values of 54ppm Au. No further information is available on the stream sediment sampling campaign. This data is not, however, used in geological modelling and Mineral Resource estimation.

Surface drilling completed to date included diamond core and reverse circulation ("RC") drilling. Drilling was undertaken continuously between 2009 and 2012, with some minor additional drilling done since. Recent deeper RC holes and diamond holes have been drilled as infill and extension drilling during 2014 to 2026, with various degrees of success to close up the drill spacing. A total of 42,067 holes measuring 1,524,108m of drilling were used in the generation of the 2026 geology and domain model. This includes both blast and RC operational grade control drilling. A total of 26,228 drill holes, comprising 1,127,131m of drilling, were used in the Mineral Resource estimate. It should be noted that these numbers include grade control drilling. The grade control drilling was included using a short range, first pass estimate that informed the Mineral Resource estimate in and around the GC drilling only, this was to combat sample support issues which would result from such closely spaced drilling informing the majority of the model.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate is reported in situ within the Hidden Valley lease area, as determined through the analysis of the reasonable prospect for eventual economic extraction by an opencut mining method using a pit shell constraint. A cut-off value for the Mineral Resources is determined at 0.70g/t gold based on the economic assumptions set forth in the table below at
30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Silver price	US$/oz	38.9
A$ Exchange rate	US$:A$	0.68
K Exchange rate	K:US$	4.20
Plant recovery factor – (ave of multi variate curve)%		87.00
Unit cost[1]	K/t	16.30
1 Unit cost includes cash operating cost, royalty and ongoing development capital.
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resource estimate, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026					2025
		Grade		Metal Content			Grade		Metal Content
Mineral Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (kg)	Silver (kg)	% Change
Measured	2.702	0.74	20.36	2,000	55,000	0.703	0.67	14.53	467	10,214	328.3
Indicated	21.639	1.48	20.61	32,000	446,000	30.867	1.23	17.73	37,857	547,351	(15.5)
Total / Ave. Measured + Indicated	24.341	1.40	20.58	34,000	501,000	31.570	1.21	17.66	38,324	557,565	(11.3)
Inferred	1.290	1.47	12.11	1,900	15,628	1.823	1.29	11.09	2,346	20,223	(19.0)
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
2.Mineral Resources are adjusted for mining depletion to end April 2026, with assumed production for May and June, 2026.
3.The Mineral Resource tonnes are reported as in situ with reasonable prospects for eventual economic extraction.
4.Measured Resources include surface stockpiles only.
5.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
6.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.Mineral Resources at HVK are reported assuming a bulk open pit mining metallurgical recovery for silver and gold by sulphide flotation and cyanidation. Mineral Resources are reported above a gold grade cut-off of 0.70g/t on the results of a profit algorithm; this equates to a marginal ore cut-off grade. The profit algorithm takes account of metal price, grade, ore processing route, recoveries and costs. Metal price assumptions are US$3,061/oz gold, US$38.90/oz silver and a 0.68 US$/A$ exchange rate. Adjustments to these figures will potentially impact upon the economic cut-off grade.
8.Tonnages are metric tonnes. Gold and silver ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
9.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
10.The decrease in Mineral Resource tonnes is a result of changes to material reporting, and depletion related to mining over the past year.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call factors.
The most significant changes in this Mineral Reserve estimate relative to the June 2025 release include:
•Depletions (pit and stockpiles) to end June 2026
•Updated Resource model through the addition of additional grade control information
•Amendment to the Stage 8 design to account for geotechnical considerations
•Minor adjustment to the TSF constraints to account for investigation works completed over the year
•Minor increase in starting stockpiles
The Mineral Reserve estimate, as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
	2026					2025
		Grade		Metal Content			Grade		Metal Content
Mineral Reserve Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Kg)	Silver (Kg)	% Change
Proved	2.141	1.07	21.62	2,294	46,306	1.630	0.95	22.69	1,555	36,982	47.5%
Probable	13.865	1.36	24.83	18,887	344,230	16.997	1.45	24.52	24,603	416,694	(23.2)%
Total / Ave. Proved + Probable	16.006	1.32	24.40	21,181	390,536	18.627	1.40	24.36	26,158	453,676	(19.0)%
Notes:
1.Mineral Reserves are reported with an effective date of 30 June 2026, and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300.
2.Mineral Resources are reported on a 100% basis. Harmony holds a 100% interest.
3.Mineral Reserves are reported using the following assumptions: open pit mining method, gold price of US$2,915/oz, silver price of US$38.9/
oz at US$/A$ 0.68 exchange rate.
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
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral
Reserve. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Price	US$/oz	2,915
Silver Price	US$/oz	38.90
Exchange Rate
A$ : US$		0.68
K : US$		4.20
Tonnage Recovery	%	100
Gold Modifying Factor (ave)
HVK	%	92.50
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Wafi-Golpu Project
Property Description
The Wafi-Golpu Project is a development-stage property situated in the Morobe Province of PNG, approximately 65km southwest of Lae, the nearest commercial centre. The Wafi-Golpu Project comprises the Golpu copper–gold porphyry deposit
("Golpu deposit"), the Wafi epithermal gold deposit ("Wafi deposit") and the Nambonga copper-gold porphyry deposit
("Nambonga deposit"). Mineral Resources and Mineral Reserves were estimated for the Golpu deposit. Additional Mineral
Resources were estimated for the Wafi deposit and the Nambonga deposit; however, these deposits are not currently included in the mine plan. No production has yet occurred at this property. The Wafi-Golpu Project is situated at latitude 6°51’39.13”S and longitude 146°27’40.78”E.
The Wafi-Golpu Project did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
The following graphic illustrates the location of the Wafi-Golpu Project.
The Wafi-Golpu Joint Venture ("WGJV") participants hold two exploration licences ("ELs") covering a total area of
12,894ha. The deposits are located within EL440, with a range of major surface facilities to be located on EL1105.
The WGJV participants also hold an EP for the project issued under the PNG Environment Act. The permit authorises the utilisation of DSTP as the tailings management method for the Wafi-Golpu Project.
Both tenements were in good standing as at 30 June 2026. Other than the EP grant permit review, there is no material litigation (including violations or fines) that threatens its mineral rights, tenure, or operations. The grant of the environment permit for the Wafi-Golpu Project is currently the subject of two judicial review proceedings against the State of PNG, the first of which was instituted in March 2021 by a previous Governor of the Morobe Province in PNG and the second of which was instituted in
December 2022 by Huon Gulf coastal villagers represented by the CELCOR.

With regard to the proceedings instituted in March 2021, the matter is yet to go to a substantive hearing. The National
Court granted leave to proceed with the judicial review and made interim orders. These orders were challenged by the PNG
State via an appeal to the Supreme Court which is still pending. There have been two changes of Governor since the proceedings were commenced and it is unclear whether the current Governor will continue with or withdraw these proceedings.
With regard to the proceedings instituted in December 2022, the matter went to substantive hearing on 12 June 2025 and on
26 May 2026 the court delivered a decision dismissing the proceedings. The plaintiffs have lodged an appeal against that decision in the Supreme Court of PNG.
See Item 3D: “Risk Factors – Risks Related to Regulation, Compliance, Governance and Legal Matters – Litigation,
regulatory proceedings and other legal disputes may result in material losses and operational disruption” and Item 8: "Financial information – Consolidated statements and other financial information – Legal Proceedings – Wafi-Golpu EP proceedings".
Operational Infrastructure
The closest major community is Lae (pop. 203,100). Lae is the capital of Morobe Province and a major transport hub and an important commercial, administrative, industrial, residential and educational centre for Morobe Province and PNG.
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
Current personnel are drawn principally from Morobe Province and elsewhere in PNG, supplemented by specialist contractors and expatriate personnel where required. The existing exploration camp, access routes and related support facilities are maintained in a condition adequate for current exploration and development activities. The principal mine, processing and infrastructure facilities contemplated by the project plan have not yet been constructed and would be constructed, commissioned and modernised as the project proceeds.
The “property, plant, and equipment” of the Wafi-Golpu Project as at 30 June 2026, including buildings and mine infrastructure, mining assets, decommissioning assets, rehabilitation and assets under construction, had a carrying value of
R2,219 million.
The Wafi-Golpu Project is a greenfield site that currently does not have any infrastructure to support the planned mining and processing operations. There is no effective local infrastructure with respect to power, water, and roads that are trafficable by vehicles other than all-wheel drive vehicles. Water supply for drilling was sourced from rivers, and power at the exploration camp is locally generated. The proposed surface infrastructure plan for the mine area is displayed in the graphic below, along with the start of the infrastructure corridor.

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
437,500
442,500

Geology
Wafi–Golpu is a complex, multiphase mineralised system comprising the:
•Golpu porphyry copper–gold deposit;
•Wafi deposit; and
•Nambonga porphyry gold–copper deposit.
The Golpu porphyry copper-gold deposit is hosted by the Golpu Intrusive Complex, which consists of multiple, hornblende-
bearing diorite porphyries intruded into the host metasedimentary lithologies. The porphyries are separated based on their spatial position and, where not texturally destroyed, into coarse hornblende-rich variants, feldspathic-rich units and porphyries containing quartz-eye inclusions. Intrusions range from small dykes to small stocks/bosses and apotheoses. Single intrusions pinch and swell vertically over tens of metres and form dykes, pipes and stocks.
The Wafi epithermal deposit is hosted by the metasedimentary host rocks around the edges of the Wafi Diatreme
Complex. The Wafi Diatreme Complex is a roughly rectangular shaped feature, 800m by 400m at surface with steep, inward-
dipping sides. The diatreme comprises intrusive and sedimentary breccias, volcaniclastic rocks and tuffs, and was intruded by several phases of unmineralised dacitic porphyries.
The Nambonga porphyry gold-copper deposit is situated in diorite porphyry stock and is typically medium-grained, containing plagioclase and hornblende phenocrysts set in a feldspathic matrix. The diorite is cut by a late barren diorite phase at depth. The diorite has intruded lithologies of the Owen Stanley Metamorphic Complex, consisting of metasandstone and minor metaconglomerate.
History
Historical exploration dates back to 1977 and has included regional exploration sampling, geophysical surveys, geochemical sampling, RC and diamond core drilling.
CRAE identified mineralised float in a regional geochemical sampling programme and discovered the outcropping mineralisation of the Wafi A Zone near Mount Golpu in 1979. The Mt Wanion EL (EL440) was granted in 1980. The discovery of the Golpu deposit occurred in 1990.
Aurora acquired the project in 2001 and updated the Wafi Mineral Resource estimate for the A Zone, B Zone and Link
Zone in 2002. A check resource estimate for Wafi was completed in 2002. Aurora merged with Abelle in 2003. An updated Wafi
Mineral Resource estimate was completed in 2003.
Harmony acquired Abelle in 1 May 2003 and completed the Wafi–Golpu concept study. Mineral Resource estimates for selected deposits were updated in 2005, 2006 and 2007. The Golpu standalone prefeasibility study was completed in 2007. The
Wafi-Golpu integrated prefeasibility study was completed in 2007. The Nambonga porphyry was discovered in 2007.
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
The Golpu development project desktop study was completed in 2009. This was followed by the Wafi concept study
(2010), the Wafi–Golpu prefeasibility study (2012), and the Wafi Golpu prefeasibility optimisation study (2014). Regional geological mapping and geological synthesis was completed in 2015, which led to a re-evaluation of the development approach and the Golpu Stage 2 prefeasibility study, completed in 2015. The Golpu feasibility study was then completed in 2016.
On 25 August 2016, the WGJV submitted a Special Mining Lease ("SML") application to the PNG MRA for an SML area including the Golpu, Wafi and Nambonga deposits. The SML application included applications for ancillary mining tenements, a
Proposal for Development, which incorporated the 2016 feasibility study report, and supporting application documents such as a
National Content Plan. Further data collection and technical assessment were undertaken in 2016–2017. The feasibility study update was completed in December 2017 and submitted to the PNG MRA in March 2018. Permitting negotiations for the grant of the SML application resumed in 2018.
In December 2018, the WGJV participants entered into a Memorandum of Understanding with the State regarding the timetable and progress of the permitting process. The State of PNG withdrew from that memorandum in November 2019.
Subsequently, the parties entered into a Framework Memorandum of Understanding on 6 April 2023, which continues to underpin the ongoing permitting process.
An EIS was submitted to CEPA on 25 June 2018, and an EP for the Wafi-Golpu Project was issued on 18 December 2020.
The EP includes conditions relating to DSTP.

Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – Papua New Guinea”
above for a summary of the regulatory environment in PNG.
The WGJV holds two ELs covering a total area of 12,894ha, each of which is registered in the names of Wafi Mining and
Newcrest PNG2. The deposits are all located within EL440, with a range of major surface facilities to be located on EL1105. The summary of mineral tenure is presented in the table below showing the current term.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Wafi Mining and Newcrest PNG2	Exploration Licence	EL440	11 March 2024	10 March 2026[1]	9,501
Wafi Mining and Newcrest PNG2	Exploration Licence	EL1105	26 January 2023	25 January 2025[2]	3,393
1 Renewal submitted on 8 December 2025.
2 Renewal submitted on 16 October 2024.
Both tenements are in good standing and both EL440 and EL1105 are currently under renewal. The WGJV participants lodged an application to extend the term of each of EL440 and EL1105 for a further two years in accordance with the requirements of the PNG Mining Act.
If exploration under either EL results in a mineral discovery, the PNG State has a back-in right in respect of that discovery.
This right allows the PNG State at any time before the start of mining, to acquire a participating interest of up to 30% in the discovery by paying a price equal to its pro rata share of accumulated exploration expenditure. Once this interest is acquired, the PNG State must contribute its pro rata share of future exploration and development costs unless otherwise agreed.
The PNG Government has indicated that it intends to exercise its back-in right to take its full 30% interest. If it does so, the interests of Wafi Mining and Newcrest PNG2 would each be reduced to 35%.
The tenements required to develop and operate the Wafi-Golpu Project and which, as at 30 June 2026 are under application, are summarised below:
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
•ME 96. For terrestrial tailings pipeline – Lae to Wagang;
•ME 97. For component of outfall system, specifically the seawater intake and DSTP outfall pipelines;
•ML 183. Northern Access Road Quarry;
•ML 184. Madzim Gravel Pit;
•ML 185. Lense Sibal Beamena Hard Rock Quarry;
•ML 186. South Papas Gravel Pit; and
•ME 115. Madzim Gravel Pit Access Track.
Environment Permit
The WGJV participants hold a Level 3 Environment Permit (EP-L3 (767)) for the Wafi-Golpu Project.
An EIR was submitted to CEPA in May 2017 and approved in June 2017. An EIS was submitted to CEPA in June 2018, and approved in November 2020. The EP was issued on 18 December 2020, has a term of 50 years and includes conditions relating to DSTP. The EIS included a framework Environment Management Plan. As a condition of the EP, an Environmental
Management and Monitoring Plan must be prepared and submitted to CEPA for approval.

Permit / Licence	Status
EIR	Submitted May 2017, approved June 2017.
EIS	Submitted June 2018, approved November 2020.
Level 3 Environment Permit EP-L3 (767)	Approved December 2020. Valid for 50 years.
EMMP	To be prepared as a condition of EP-L3 (767)
Mining Method
The proposed mining method is block caving on three levels, namely BC40, BC42 and BC44. The BC44 and BC42 underground services and infrastructure areas are designed to a feasibility level of confidence. The BC40 cave footprint and thus extraction level layout are designed at a prefeasibility confidence level. The infrastructure for BC40 is identical to that of
BC44 and BC42 and is at a feasibility level of confidence. There will be no additional surface infrastructure for BC40.
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
Qualified Persons
The QP is employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. G. Job	FAusIMM	BSc. MSc (Min Econ)	All sections	Regular, last 2020
The QP relied upon information, analyses and technical work prepared by appropriately qualified subject matter experts in the disciplines of geology, mine planning, geotechnical engineering, hydrogeology, tailings management, metallurgy, environmental management, infrastructure and finance. These specialist contributions included information relating to mining rights, surface rights, contractual agreements, historical operating expenditures, community relations and other matters.
The QP reviewed and accepted the work of these specialists and considers it reasonable and suitable for use in support of the mineral resource and mineral reserve disclosures contained in this Annual Report on Form 20-F. Responsibility for such scientific and technical disclosure remains with the QP.
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
•CRAE,1985: Dipole-dipole IP/resistivity survey;
•CRAE/Elders, 1990: Moving loop time domain electromagnetic ("EM") geophysical survey; and

•CRAE, 1991–1997: Aeromagnetic, ground magnetic, SP, IP, and controlled source audio-frequency magnetotelluric
("CSAMT") geophysical surveys
WGJV staff re-examined some of the geophysical data in 2018, as follows:
•the 1985 survey, conducted using 100m and 200m dipole spacing, was compiled and inverted in three dimensions ("3D").
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
A total of 795 drill holes (including wedges) were completed in the project area by Harmony and its JV partners between
1983 and 2018, comprising 286,540m of core drilling and 17,180m of RC drilling.
In fiscal 2026 drilling at the Wafi-Golpu Project comprised five holes for 2,044m. One hole was completed to obtain representative samples for metallurgical investigations at the Wafi Gold Deposit, four holes were completed to support geotechnical studies adjacent to the proposed Nambonga Decline. Regional surface sampling and mapping was ongoing across the Wafi-Golpu tenement package and comprised 1,744 samples.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources and Mineral Reserves.
Mineral Resource Estimate
The Mineral Resource estimate assumes a bulk mining underground extraction method such as block caving and metallurgical recovery for copper and gold by sulphide flotation.
The Mineral Resource estimate is reported based on mass mining by block cave with no internal selectivity. The 40m x
40m x 40m parent block size was an appropriate cell size for the planned bulk mining method. The shell did not represent a conceptual block cave footprint and associated draw column height. However, it did represent the economic material potentially recoverable from a major block cave. The primary model was passed through a net smelter return ("NSR") calculation sheet and a breakeven value shell was generated at margin zero to remove isolated projections and incorporate a small volume of internal waste. In 2026, the molybdenum Mineral Resource was removed from the Mineral Resource statement as there is currently no identified economic extraction scenario for the molybdenum. Consequently, the molybdenum mineralisation no longer satisfies the requirement for reasonable prospects for economic extraction.
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
The cut-off value is a NSR value that contains typical costs for the mining method and preliminary mining and metallurgical recovery assumptions as outlined in the table below.

Description	Unit	Value
Gold price	US$/oz	1,300
Copper price	US$/lb	3.40
A$ Exchange rate	US$:A$	0.75
K Exchange rate	K:US$	3.10
Plant recovery factor - calculated	%	Varies
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation
S-K 1300. There has been no mining at the Wafi-Golpu Project.
The Mineral Resource estimate for Golpu, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below.

	Fiscal Year Ended 30 June						% Change
Gold	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.58	90,372	155.000	0.58	90,372	—
Total / Ave. Measured + Indicated	155.000	0.58	90,372	155.000	0.58	90,372	—
Inferred	70.000	0.62	44,000	70.000	0.62	44,000	—

	Fiscal Year Ended 30 June						% Change
Copper	2026			2025
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	155.000	0.95	1.470	155.000	0.95	1.470	—
Total / Ave. Measured + Indicated	155.000	0.95	1.470	155.000	0.95	1.470	—
Inferred	70.000	0.86	0.600	70.000	0.86	0.600	—

	Fiscal Year Ended 30 June						% Change
Silver	2026			2025
Mineral Resource Category	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)	Tonnes (Mt)	Silver Grade (g/t)	Silver Content (kg)
Measured	—	—	—	—	—	—	—
Indicated	155.000	1.30	201,500	155.000	1.30	201,500	—
Total / Ave. Measured + Indicated	155.000	1.30	201,500	155.000	1.30	201,500	—
Inferred	70.000	1.10	77,000	70.000	1.10	77,000	—
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 using SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for eventual economic extraction.
3.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
4.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources at Golpu are reported assuming a bulk mining underground extraction method and metallurgical recovery for copper and gold by sulphide flotation. Mineral Resources are reported above a NSR cut-off, which assumes a gold price of US$1,300/oz, a copper price of US$3.40/lb, mining cost of US$8.37/t mined, processing cost of US$9.75/t processed, general and administrative (G&A) costs of
US$4.17/t processed, copper concentrate treatment charge of US$100/dmt of concentrate, transport cost of US$33.50/wet tonne of concentrate, and copper refining charges of US$0.10/lb of recovered copper. Silver and molybdenum were not valued in the NSR cut-off;
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
Mineral Resource estimate for Wafi, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised in the table below:

	Fiscal Year Ended 30 June
Gold	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—	—	—	—
Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Total / Ave. Measured + Indicated	54.000	1.66	89,000	54.000	1.66	89,000	—
Inferred	15.000	1.30	20,000	15.000	1.30	20,000	—%
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for eventual economic extraction.

3.Mineral Resources are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
4.Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.Mineral Resources at Wafi are reported assuming open pit mining methods with limited internal selectivity, and a process method that is anticipated to be a combination of CIP and CIL operation, with a flotation sulphide recovery mill process. The estimates are reported at cut-
offs of 0.4g/t Au for non-refractory gold mineralisation ("NRG") and 0.9g/t Au for refractory gold mineralisation ("RG"). Mineral Resources are constrained within a conceptual open pit shell that uses the following input assumptions: gold price of US$1,400/oz; mining costs of
US$5.40/t mined, and process and general and administrative costs of US$17.30/t processed. Metallurgical recovery is estimated at 91% for
NRG and a minimum of 47% for RG. Approximate overall pit-slope angles range from 33° in oxidised material to 65° in fresh rock.
6.Metal contents reported do not include allowances for processing losses.
7.Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.
Rounding is to three significant figures for tonnes.
Mineral Resource estimate for Nambonga, as at 30 June 2025 and 2026, exclusive of the reported Mineral Reserves, is summarised below:

	Fiscal Year Ended 30 June
Gold	2026			2025
Mineral Resource Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.69	16,000	24.000	0.69	16,000	—

	Fiscal Year Ended 30 June						% Change
Copper	2026			2025
Mineral Resource Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Measured	—	—	—	—	—	—	—
Indicated	—	—	—	—	—	—	—
Total / Ave. Measured + Indicated	—	—	—	—	—	—	—
Inferred	24.000	0.20	0.047	24.000	0.20	0.047	—
Notes:
1.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
2.The Mineral Resource tonnes are reported as in situ with reasonable prospects for eventual economic extraction.
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
Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral
Resource conversion to Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths, planned mine call and plant recovery factors.
The Mineral Reserve estimate for Golpu, as at 30 June 2025 and 2026, is summarised in the table below.

	Fiscal Year Ended 30 June
Gold	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)	% Change
Proved	—	—	—	—	—	—	—
Probable	190.000	0.83	158,628	190.000	0.83	158,628	—
Total / Ave. Proved + Probable	190.000	0.83	158,628	190.000	0.83	158,628	—

	Fiscal Year Ended 30 June						% Change
Copper	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)	Tonnes (Mt)	Copper Grade (%)	Copper Content (Mt)
Proved	—	—	—	—	—	—	—
Probable	190.000	1.23	2.330	190.000	1.23	2.330	—
Total / Ave. Proved + Probable	190.000	1.23	2.330	190.000	1.23	2.330	—
Notes:
1.Mineral Reserves are reported with an effective date of 30 June 2026, and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300.
2.Mineral Reserves are reported on a 50% basis as Harmony holds a 50% interest in the WGJV.
3.The Golpu Ore Reserve is extracted in three vertically stacked block cave lifts (BC44, BC42 and BC40). The block caving method has been determined as the preferred extraction method. Each level utilises an El Teniente style layout with on-level crushers and 30m x 18m drawbell spacing, based on expected fragmentation and cave propagation behaviour. This spacing mitigates risks associated with isolated draw and reduces the need for rehabilitation from point loading
4.Mineral Reserves are reported using the following assumptions: gold price of US$1,200/oz, copper price of US$3.00/lb, above a NSR cut-off of US$10/t (development), US$60/t (BC44), US$40/t (BC42), and US$19.15/t (BC40). Metallurgical recoveries vary by domain and average approximately 68% for gold and 94% for copper.
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
The 30 June 2026 Mineral Reserve estimate remains unchanged from the 30 June 2025 estimate. There is no change to the mine plan.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for Golpu. The modifying factors are consistent with the modelling, planning and computing estimates used in determining the
Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Unit	Value
Gold Price	US$/oz	1,300
Copper Price	US$/lb	3.40
Exchange Rate
A$ : US$		0.75
K : US$		3.10
NSR Cutoff
Development	US$/t	10.00
BC44	US$/t	60.00
BC42	US$/t	40.00
BC40	US$/t	19.15
Metallurgical Recoveries - gold	%	68.00
Metallurgical Recoveries - copper	%	Various
Total Dilution	%	17.00
Including Toppling	%	1.50
There were no Mineral Reserves at Wafi or Nambonga.
For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

Eva Copper Project
Property Description
The Eva Copper Project is a development-stage property located in Queensland, Australia, 76km by road northwest of
Cloncurry (pop. 3,000) and 194km by road from the regional mining centre of Mount Isa (pop. 22,000). Access to the project from Cloncurry is via the sealed Burke Developmental Road, which passes 8.5km east of the proposed plant site; current access is via cattle station and exploration tracks. The planned site for the plant and major infrastructure is also 11km north of the major Dugald River Zinc Mine, which is owned by MMG Limited. The Eva Copper Project is situated at latitude
20°09’26.34”S and longitude 140°10’22.36”E.
The Project is at the construction stage with first production expected late calendar year 2028. The operation is proposed as a large, open-pit copper-gold mining operation with an associated gravity and flotation processing plant. The project comprises the main Little Eva and Blackard open pit Mineral Resources and four smaller Mineral Resources, expected to deliver an ore mixture with a maximum of 25% native copper ore to a copper concentrator processing plant adjacent to the Little Eva and Turkey Creek pits.
The following graphic illustrates the location of the Eva Copper Project.
Operational Infrastructure
Other than access roads, the site has a 305-bed accommodation facility and other miscellaneous buildings and services supporting exploration activities and preliminary work on site.
Current project personnel are drawn from the established mining workforce in Mount Isa and Cloncurry, supplemented by specialist contractors where required. The existing access roads, accommodation camp and exploration support facilities are maintained in a condition adequate for current activities. The principal mine and processing infrastructure and operating equipment contemplated by the project plan have not yet been constructed or procured and would be constructed, commissioned and modernised as the project proceeds.
The Eva Copper Project did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist. The “property, plant, and equipment” of the Eva Copper Project as at 30 June 2026, including buildings and mine infrastructure, mining assets, decommissioning assets, rehabilitation and assets under construction, had a carrying value of R8.8 billion.

Geology
The Eva Copper Project is situated in the Mary Kathleen ("MK") domain of the Mount Isa Province of Queensland,
Australia, an area that has a history of mining dating back to the 1860s. The Mount Isa area hosts numerous base metal copper, zinc and lead deposits of global significance, including the Mount Isa, Ernest Henry, Century, Dugald River, Cannington and
Selwyn deposits. The Eva Copper Project is hosted by Proterozoic-aged, metamorphosed and poly-deformed marine sedimentary and volcanic rocks of the MK domain of the Eastern Fold Belt Inlier. Deformation, metamorphism and plutonic activity took place during the Isan Orogeny, approximately 1,600 to 1,500 million years ago.
There are twelve known mineral deposits in the project area, of which six have been included in the current mine plan.
Mineral deposits are grouped into two types: copper-gold and copper only. There are five copper-gold deposits, four of which are in the mine plan. These deposits are classified as iron oxide copper-gold deposits, where mineralisation is associated with regional-scale haematite and albite alteration (red-rock alteration) and localised magnetite alteration. Copper sulphide mineralisation, primarily chalcopyrite with lesser bornite, occurs as veins, breccias, fracture fill and disseminations in mafic to intermediate volcanic or intrusive rocks. Gold is generally correlated with copper and is recovered in the copper concentrate.
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
Early work on the project area was undertaken by Ausminda Pty. Ltd. and CRAE between 1990 and 1996. In 1996,
Pasminco Limited ("Pasminco") acquired the property and undertook further exploration and drilling on the copper-only deposits. Pasminco excised and retained the Dugald River zinc deposit and sold the remainder of the tenements to Universal
Resources ("URL") in 2001. URL also purchased the tenement hosting the Ivy Ann deposit from Dominion Metals Pty. Ltd. and
Pan Australian Resources NL. From 2001 to 2004, exploration work on the copper-only deposits was carried out under a joint venture between URL and Bolnisi Logistics ("Bolnisi"). URL focussed its own 2001–2004 drilling on the Little Eva and Bedford copper-gold deposits. In 2004, URL acquired Bolnisi and completed a 2005 feasibility study on mining and processing a blend of sulphide ore from the Little Eva and Bedford deposits with native copper ore from the Blackard and Scanlan deposits.
In 2005, URL entered into a joint venture option agreement with Xstrata, where Xstrata had the right to explore the central area of the tenements. Xstrata completed some significant work, but elected not to proceed in January 2013. URL completed a second feasibility study between 2007 and 2009 based on the same blend of sulphide ore and native copper ore used in the
2005 study.
In December 2009, URL merged with Vulcan Resources Limited, under the name of Altona Mining Limited ("Altona"). In
2012 Altona completed a definitive feasibility study based on the copper-gold sulphide deposits, but excluding the native copper deposits. Mining leases ("MLs") and an EA were granted in 2012 based on the 2009 definitive feasibility study mine plan. Altona completed additional drilling at the Bedford, Lady Clayre, Ivy Ann, Blackard, Legend and Scanlan deposits, and discovered and delineated major prospects at Turkey Creek, Anzac, Whitcher, Matchbox and Quamby from 2015 to 2016. An EA amendment was granted in 2016 based on the revised 2012 definitive feasibility study mine plan and the integration of Turkey Creek into that mine plan.
In 2018, Altona became a wholly owned subsidiary of Copper Mountain Mining Corporation ("CMMC") and was renamed
Copper Mountain Mining Pty Ltd. In 2022, Harmony (through its wholly-owned subsidiary, HGA) purchased the project from
CMMC and, in February 2023, commenced a confirmatory and expansion drilling programme and other studies designed to progress the project to a decision to mine.
Mineral Tenure
Refer to Item 4: “Information on the Company – Business Overview – Regulation – Mineral Rights – Australia” above for a summary of the regulatory environment in Australia.
The Eva Copper Project consists of five MLs and one exploration permit for minerals (“EPM”). All six of the planned pits are located within the MLs, except for the Ivy Ann deposit, which lies within the EPM.
The MLs were granted in 2012 and are currently owned by Harmony's wholly-owned subsidiary Eva Copper Mine Pty. Ltd.
("ECMPL"). The MLs cover a total area of 143km2 and extend across two pastoral leasehold properties and one Native Title determination area.
The following table sets forth relevant information in relation to ECMPL's MLs as at 30 June 2026.

Number	Name	Granted	Expiry	Area (ha)
90162	Scanlan	4 October 2012	31 October 2037	2,096.96
90163	Longamundi	4 October 2012	31 October 2037	1,411.29
90164	Blackard	13 November 2012	30 November 2037	5,131.07
90165	Little Eva	13 November 2012	30 November 2037	5,029.96
90166	Village	13 November 2012	30 November 2037	616.08
Pursuant to the EP Act, ECMPL holds an EA that permits, subject to stated conditions, the development and operation of the Eva Copper Project on its five MLs.

Permit / Licence	Status
Environment authority EPML00899613	Current
ECMPL holds the following EPM as at 30 June 2026, as presented in the table below.

Number	Name	Holder	Granted	Expiry	Area (ha)
25760	King	ECMPL	17 November 2015	16 November 2030	28,601
Harmony also holds 20 EPMs surrounding the MLs and in the broader Mount Isa region through Harmony's wholly-owned subsidiaries, Roseby Copper Pty. Ltd. and Roseby Copper (South) Pty. Ltd.
Queensland state legislation requires that, where significant disturbance will occur from exploration and mining activities, the licence holder must reach an agreement for “Conduct and Compensation” with the pastoral leaseholder. Such agreements have been secured for all the MLs and those portions of the EPM where ground disturbance has occurred or is anticipated.
Mining Method
Preliminary mining and project construction activities have commenced within the project area. Current activities include earthworks, infrastructure development and drilling programmes supporting resource definition, geotechnical, metallurgical and hydrological investigations. Commercial production has not yet commenced.
The planned mining method is conventional open-pit mining using drill and blast, hydraulic excavators and haul trucks, with ore scheduled to be processed through the proposed concentrator facility.
Mineral Processing
The processing method selected for the Eva Copper Project is conventional sulphide flotation, supplemented by gravity and magnetic separation circuits for the treatment of native copper ore. The process plant is designed to initially treat sulphide ore from the Little Eva and Turkey Creek deposits, with native copper processing circuits planned to be commissioned as mining progresses and ore feed transitions to include material from the Blackard and Scanlan deposits.
The design nameplate throughput of the processing plant is 18Mtpa. The concentrator flowsheet comprises primary crushing, semi-autogenous grinding and ball milling, sulphide flotation to produce a saleable copper concentrate, and dedicated regrind, gravity, magnetic separation and flotation circuits for the processing of native copper ore.
Qualified Persons
The QP is employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. G Job	FAusIMM	BSc. MSc (Min Econ)	All sections	Regular, last August 2023
The QP relied upon information, analyses and technical work prepared by appropriately qualified subject matter experts in the disciplines of geology, mine planning, geotechnical engineering, hydrogeology, tailings management, metallurgy, environmental management, infrastructure and finance. These specialist contributions included information relating to mining rights, surface rights, contractual agreements, historical operating expenditures, community relations and other matters.
The QP reviewed and accepted the work of these specialists and considers it reasonable and suitable for use in support of the mineral resource and mineral reserve disclosures contained in this Annual Report on Form 20-F. Responsibility for such scientific and technical disclosure remains with the QP.
Exploration
Extensive geophysical surveying, primarily induced polarisation over the copper deposit areas and EM or CSAMT over the
Dugald River zinc deposit host rocks, as well as gravity and magnetic surveys, were undertaken in the area by CRAE. All of the deposits subcrop and were initially identified by surface sampling and mapping. Airborne magnetic surveys over the project area are available from various government agencies. Satellite hyperspectral surveys have also been used with some success by various companies in the area.

CRAE's bedrock and soil geochemical programmes outside the Roseby copper deposits were not systematic, involved minimal assessment of gold mineralisation and left most of the surrounding area untested by geochemical surveys. CRAE’s focus at the time was on the copper only (non-gold bearing) deposits due to their relatively high grades and the Little Eva and
Lady Clayre areas were of secondary exploration interest. The Little Eva copper-gold prospect was drilled by CRAE to an
Inferred Resource status, but the gold content was not assessed. The Lady Clayre prospect was also drilled by CRAE at the time, but no resource estimate was completed. Metallurgical sampling and testing were conducted at Blackard and Lady Clayre, but not at Little Eva.
Following the acquisition of the project from CRAE by Pasminco, drilling and sampling programmes focussed primarily on the Lady Clayre copper-gold sulphide prospect, Caroline (Lady Clayre East) and the copper-gold potential of the Mount Rose
Bee Fault area. This drilling was insufficient to define a formal resource at either deposit. Pasminco also initiated a soil and rock sampling programme designed to examine the Mount Rose Bee Fault and related splay faults. While this programme detected widespread but weak copper-gold mineralisation, generally in close spatial relationship with copper and gold soil geochemical anomalies, Pasminco divested the Roseby copper project before the exploration programme was completed.
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
Shallow drilling of these targets has established numerous mineralised positions with opportunities to establish new copper and gold Mineral Resources.
Drilling by Harmony since acquiring the Eva Copper Project in December 2022 comprises some 183,576m (831 holes).
The drill programme was undertaken in conjunction with the Eva feasibility study update, designed to increase confidence in the resource base and support study elements including metallurgical testwork, geotechnical aspects, primary water supply, and infrastructure sterilisation. Drilling has also included work to test extensions of the existing deposits as well as historic zones of mineralisation with potential for new satellite resource areas within the Eva Copper Project's granted ML tenure. In fiscal 2026
29,560m of drilling (155 holes) was completed at the Eva Copper Project. At year-end, the work programme was ongoing with two drill rigs on-site.
While most of the drilling was undertaken on the Eva MLs, greenfield exploration on the ELs included:
•Compilation of historic geochemical, geophysical and historical drill datasets combined with field reconnaissance and drill target development;
•Drill testing of prioritised targets including the historic Ivy Ann deposit (23 holes, 4,847m), and the Reaper prospect (12 holes, 2,833m); and
•Surface soil sampling on various regional prospects comprised 1,247 samples.
During fiscal 2026, Harmony completed 155 reverse-circulation and diamond drill holes totalling 29,560m at the Eva
Copper Project and collected 1,247 surface soil samples. Reverse-circulation chips and diamond core were generally sampled at one-metre intervals; 27,954 primary samples were submitted for copper and gold analysis. See Sections 7 and 8 of the Eva
Copper Project TRS.
The QP is of the opinion that the quality and quantity of the exploration methods and information gathered are sufficient to support the estimation of Mineral Resources.
Mineral Resource Estimate
The Mineral Resource estimate for the Eva Copper Project is considered to have reasonable prospects for eventual economic extraction. Mineral Resources are reported at a 0.17% Cu cut-off by deposit type, based on the economic assumptions presented in the table below at 30 June 2026.

Description	Unit	Value
Gold price	US$/oz	3,061
Copper price	US$/lb	5.40
Exchange rate	US$:A$	0.68
This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.
Mineral Resources for the Eva Copper Project's deposits were prepared by Harmony personnel, based on all drilling conducted up to December 2025. The Mineral Resources were originally prepared, classified and reported according to
SAMREC, 2016. For purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300. The Mineral Resource estimate as at 30 June 2025 and 2026, exclusive of
Mineral Reserves, is summarised in the table below.  There are no Measured Resources.
The reduction in Mineral Resources between 2025 and 2026 is primarily due to the conversion of Mineral Resources to
Mineral Reserves following the declaration of a Mineral Reserve for the Eva Copper Project in 2026. Increases in Mineral
Resources were driven by additional drilling and changes in cut-off grades, which affected the reported Mineral Resource inventory.

		Fiscal Year Ended 30 June
Gold		2026			2025
Mineral Resource Category	Open Pit	Tonnes (Mt)	Grade (g/t)	Gold (kg)	Tonnes (Mt)	Grade (g/t)	Gold (kg)	% Change
Total / Ave. Measured		—	—	—	—	—	—	—
Indicated	Little Eva	37.973	0.05	1,994	183.201	0.06	11,425	(82.5)
	Bedford	0.893	0.13	119	3.318	0.15	486	(75.5)
	Lady Clayre	6.724	0.17	1,168	4.349	0.18	772	51.3
	Ivy Ann	6.908	0.10	666	5.202	0.07	382	74.3
Total / Ave. Indicated		52.496	0.08	3,948	196.070	0.07	13,066	(69.8)
Total / Ave. Measured + Indicated		52.496	0.08	3,948	196.070	0.07	13,066	(69.8)
Inferred	Little Eva	23.893	0.09	2,048	23.893	0.08	1,981	3.4
	Bedford	0.632	0.10	66	0.958	0.12	113	(41.6)
	Lady Clayre	9.759	0.15	1,420	0.747	0.10	75	1793.3
	Ivy Ann	0.188	0.10	19	1.163	0.07	78	(75.6)
Total / Ave. Inferred		34.471	0.10	3,552	26.762	0.08	2,247	58.1

		Fiscal Year Ended 30 June
Copper		2026			2025
Mineral Resource Category	Open Pit	Tonnes (Mt)	Grade (%)	Copper (Kt)	Tonnes (Mt)	Grade (%)	Copper (Kt)	% Change
Total / Ave. Measured		—	—	—	—	—	—	—
Indicated	Little Eva	37.973	0.28	105.735	183.201	0.32	594.035	(82.2)
	Bedford	0.893	0.52	4.644	3.318	0.55	18.301	(74.6)
	Lady Clayre	6.724	0.38	25.363	4.349	0.43	18.908	34.1
	Ivy Ann	6.908	0.53	36.752	5.202	0.34	17.823	106.2
	Turkey Creek	5.153	0.40	20.520	28.454	0.42	119.210	(82.8)
	Blackard	35.199	0.43	150.668	115.900	0.48	554.886	(72.8)
	Scanlan	6.650	0.54	35.776	14.948	0.59	88.493	(59.6)
	Legend	36.254	0.45	163.506	31.193	0.47	147.014	11.2
	Great Southern	12.915	0.42	53.629	12.915	0.42	53.629	—
Total / Ave. Indicated		148.667	0.40	596.593	399.481	0.40	1,612.298	(63.0)
Total / Ave. Measured + Indicated		148.667	0.40	596.593	399.481	0.40	1,612.298	(63.0)
Inferred	Little Eva	23.893	0.33	79.496	23.893	0.33	79.496	—
	Bedford	0.632	0.36	2.300	0.958	0.38	3.600	(36.1)
	Lady Clayre	9.759	0.36	35.143	0.747	0.43	3.196	999.6
	Ivy Ann	0.188	0.31	0.578	1.163	0.33	3.876	(85.1)
	Turkey Creek	4.481	0.41	18.159	5.374	0.44	23.670	(23.3)
	Blackard	22.714	0.40	90.958	33.719	0.40	136.048	(33.1)
	Scanlan	3.574	0.53	18.961	9.666	0.48	46.273	(59.0)
	Legend	3.755	0.35	12.996	5.001	0.33	16.397	(20.7)
	Great Southern	1.920	0.39	7.553	1.920	0.39	7.553	—
Total / Ave. Inferred		70.916	0.38	266.144	82.442	0.39	320.109	(16.9)
Notes:
1.No Mineral Reserve was declared in 2025, hence 2025 figures are complete Mineral Resource figures, whereas 2026 Mineral Resources are exclusive of Mineral Reserves, which are declared for the first time in 2026.
2.Mineral Resources are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with
Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
3.The Mineral Resource tonnes are reported as in situ with reasonable prospects for eventual economic extraction.
4.Resources are reported at a cut-off grade based on approximate NSR values which equate to a copper grade of 0.16% Cu for sulphide ore and 0.25% Cu for native copper ore.
5.Copper and gold Mineral Resources are hosted in the same deposits. They are reported in separate tables for clarity, as not all deposits contain gold. Reported tonnages are the same underlying material and are not double-counted in project totals.
6.Mineral Resources are constrained within a pit shell generated with a copper price of US$5.40/lb, a gold price of US$3,061/oz and an exchange rate of AU$1.00 = US$0.68.
7.Density measurements were applied (ranges from 2.4 t/m3 to 3.0 t/m3).
8.Significant figures have been reduced to reflect uncertainty of estimations and therefore numbers may not add due to rounding.
Mineral Reserve Estimate
The Mineral Reserve estimate for the Eva Copper Project has been prepared under the supervision of the QP responsible for Mineral Reserves and is based on the feasibility study completed by Harmony in November 2025. Mineral Reserves are reported in accordance with the SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300 with an effective date of 30 June 2026. Mineral Reserves are derived from the Mineral Resources, a detailed business plan and the operational mine planning processes. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource conversion to

Mineral Reserves considers certain modifying factors, dilution, ore losses, minimum mining widths and planned mine call factors.
The Mineral Reserve is derived from the LOM plan and schedule for six open pits (Little Eva, Turkey Creek, Blackard,
Scanlan, Bedford and Lady Clayre), constrained by available TSF capacity and achievable mining cost. The Ivy Ann deposit was subject to pit shell optimisation and pit design but was excluded from the reserve mine plan on the basis of economic marginality within the current LOM sequence.
The Mineral Reserve estimate for the Eva Copper Project, as at 30 June 2025 and 2026, is summarised in the table below.

Copper		Fiscal Year Ended 30 June
		2026			2025
Mineral Reserve Category		Tonnes (Mt)	Grade (%)	Cu² (000t)	Tonnes (Mt)	Grade (%)	Cu² (000t)	% Change
Total / Ave. Proved		—	—	—	N/A	N/A	N/A	100.0
Probable	Little Eva	145.229	0.34	488.300	N/A	N/A	N/A	100.0
	Turkey Creek	21.900	0.42	92.200	N/A	N/A	N/A	100.0
	Blackard	78.600	0.50	393.800	N/A	N/A	N/A	100.0
	Scanlan	8.300	0.63	52.600	N/A	N/A	N/A	100.0
	Bedford	3.954	0.47	18.500	N/A	N/A	N/A	100.0
	Lady Clayre	6.001	0.42	25.400	N/A	N/A	N/A	100.0
Total / Ave. Probable		263.983	0.41	1,070.800	N/A	N/A	N/A	100.0
Ave. Proved + Probable	Little Eva	145.229	0.34	488.300	N/A	N/A	N/A	100.0
	Turkey Creek	21.900	0.42	92.200	N/A	N/A	N/A	100.0
	Blackard	78.600	0.50	393.800	N/A	N/A	N/A	100.0
	Scanlan	8.300	0.63	52.600	N/A	N/A	N/A	100.0
	Bedford	3.954	0.47	18.500	N/A	N/A	N/A	100.0
	Lady Clayre	6.001	0.42	25.400	N/A	N/A	N/A	100.0
Total / Ave. Proved + Probable		263.983	0.41	1,070.800	N/A	N/A	N/A	100.0

		Fiscal Year Ended 30 June
Gold		2026			2025
Mineral Reserve Category		Tonnes (Mt)	Grade (g/t)	Au (Kg)	Tonnes (Mt)	Grade (g/t)	Au (Kg)	% Change
Total / Ave. Proved		—	—	—	N/A	N/A	N/A	100.0
Probable	Little Eva	145.229	0.06	9,431	N/A	N/A	N/A	100.0
	Bedford	3.954	0.13	526	N/A	N/A	N/A	100.0
	Lady Clayre	6.001	0.17	1,000	N/A	N/A	N/A	100.0
	Ivy Ann	—	—	—	N/A	N/A	N/A	100.0
Total / Ave. Probable		155.183	0.07	10,957	N/A	N/A	N/A	100.0
Ave. Proved + Probable	Little Eva	145.229	0.06	9,431	N/A	N/A	N/A	100.0
	Bedford	3.954	0.13	526	N/A	N/A	N/A	100.0
	Lady Clayre	6.001	0.17	1,000	N/A	N/A	N/A	100.0
	Ivy Ann	—	—	—	N/A	N/A	N/A	100.0
Total / Ave. Proved + Probable		155.183	0.07	10,957	N/A	N/A	N/A	100.0
Notes:
1.The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to
SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300.
2.Mineral Reserves are stated on a dry metric tonne basis inclusive of mining dilution and ore loss.
3.Metal price assumptions: US$4.25/lb Cu, US$1,941/oz Au, A$:US$ = 0.68.
4.Metallurgical recoveries: 95% Cu (sulphide), 56% Cu (native copper flotation blend), 78% Au. Payable metal terms consistent with 25% Cu concentrate grade specification.
5.Mining dilution and ore loss are captured through resource-model regularisation to the 10m × 10m × 10m Standard Mining Unit
(approximately 5.2 Mt dilution and 2.0 Mt ore loss at Blackard; 3.9 Mt dilution and 2.5 Mt ore loss at Turkey Creek; proportionally higher at
Bedford).
6.Cut-off grades are set on a NSR basis and vary by pit and ore zone with an overall project cut-off of approximately 0.17% Cu for sulphide material.
7.Effective date of the Mineral Reserve: 30 June 2026.
The Eva Copper Project Mineral Reserve estimate is being reported by Harmony for the first time, and the Mineral
Resource estimate reflects updated drilling and geological models. The material assumptions and criteria supporting the Mineral
Resource estimate, including the geological database, estimation, classification, pit-shell constraints and cut-off assumptions, are described in Section 11 of the Eva Copper Project TRS. The feasibility-study mine plan, modifying factors, metallurgical recoveries, cut-off criteria and economic assumptions supporting the Mineral Reserve estimate are described in Section 12 of that TRS, which is filed as an exhibit to this annual report on Form 20-F. For additional information, see the TRS on each individual property, filed as an exhibit of this annual report on Form 20-F.

CSA Mine
Property Description
The CSA Mine is an underground copper mining operation located in western New South Wales, Australia, and is 100%
owned and operated by Cobar Management Pty Limited ("CMPL"), a wholly-owned subsidiary of Harmony. The mine is located
11km northwest of the town of Cobar (pop. 4,000) and approximately 600km west-northwest of Sydney (latitude 31°24’ 27.75”S, longitude 145°48’5.51”E).
CMPL holds consolidated mining lease CML5, which covers approximately 2,470 ha, and three surrounding exploration licences (EL5693, EL5983 and EL9587), which cover approximately 504km². CMPL also holds four wholly-owned exploration licences south of Cobar that form part of the Southern Cobar Basin Hub.
The following graphic illustrates the location of CSA.
The mineral tenure is presented in the table below.

Licence Holder	Licence Type	Reference No.	Effective Date	Expiry Date	Area (ha)
Cobar Management Pty Limited	Mining Lease	CML5	2 December 1993	24 June 2028	2,470
Operational Infrastructure
The CSA Mine is an underground copper mining operation with associated ore processing and concentrate production facilities. Ore is sourced primarily from the QTS North ("QTSN") and QTS Central ("QTSC") underground ore bodies at depths generally between 1,500m and 1,800m below surface. The underground mine is serviced by two hoisting shafts and a decline extending to approximately 1,900m below surface. Ore is crushed underground, hoisted to surface and processed through the
CSA concentrator to produce copper concentrate for export. Historical production has averaged approximately 1.1Mtpa.
The operation is supported by established power, water, processing and transport infrastructure. Power is supplied via a
132 kV transmission line connected to the state energy network, with a 22 kV connection and backup diesel generation available for emergency supply. Water is sourced primarily from the Cobar Water Board via a network of pumps and pipelines from the Bogan River at Nyngan, supplemented by tailings water recycling, surface water capture and an installed borefield.

The operation is connected to regional transport infrastructure via sealed highways, public roads and rail links to the ports of Newcastle and Port Kembla for export of copper concentrate. The nearby town of Cobar is serviced by commercial flights to and from Sydney.
The CSA Mine employs approximately 500 people, most of whom reside in Cobar, supplemented by drive-in, drive-out and fly-in, fly-out personnel and specialist contractors where required. The operation has been in continuous production since 1967.
Portions of the CSA Mine’s fixed infrastructure date from the development of the modern mine in the 1960s. The principal shafts have since been upgraded, including a new headframe and double-drum winder at No. 1 shaft and a new Koepe winder and control system at No. 2 shaft. The approximately 50-year-old semi-autogenous grinding mills were replaced in 2023. The four coarse-ore bins date from the 1960s and have experienced maintenance-related downtime; they are currently operated at partial capacity while a staged remediation programme is implemented. A major ventilation and cooling programme was completed in 2022, with further ventilation and cooling works planned through fiscal 2029. Fixed and mobile plant maintenance is reported as satisfactory, and ongoing capital programmes provide for mobile-fleet replacement and sustaining replacement and refurbishment of processing and supporting infrastructure. See Sections 5, 13, 15 and 18 of the CSA Mine TRS.
The “property, plant, and equipment” of the CSA Mine as at 30 June 2026, including buildings and mine infrastructure, mining assets, decommissioning assets, rehabilitation and assets under construction, had a carrying value of R31.3 billion.
The CSA Mine did not incur any fines or penalties for non-compliance during the year ended 30 June 2026 and no significant encumbrances exist.
Geology
CSA is located within the Cobar Mineral Field of central western New South Wales, a well-established mineral province hosting copper, gold and lead-zinc mineralisation. Mineralisation is hosted within the Silurian-age CSA siltstone, comprising a steeply dipping sequence of interbedded siltstones and sandstones. The deposit contains five recognised mineralised systems:
Western, Eastern, QTSN, QTSC and QTS South. Current mining activities are focused primarily on the QTSN and QTSC ore systems, which host high-grade copper mineralisation at depth.
History
The CSA orebody was first discovered in 1871 and a lease was granted in 1872 to Nancarrow, Gibs and Connelly.
Extraction of ore commenced in 1905, with a small smelter installed in 1915 to process lead and copper ores.
CMPL acquired the CSA mining leases in 1960 and installed a new shaft in 1962. Modern mine development commenced in 1965 when Broken Hill South Limited established a mechanised underground mining operation, including new shafts, winding systems, a concentrator and associated surface infrastructure. First underground production was achieved in 1967, and mining operations have continued since that time.
The operation was acquired by Conzinc RioTinto Australia Pty Ltd in 1980 and subsequently sold to Golden Shamrock
Mines Pty Ltd ("GSM") in 1993. In October 1996, GSM was acquired by Ashanti Goldfields Company Limited, making it the ultimate owner of Cobar Mines Pty Ltd, the operator of the CSA Mine. The operation was subsequently placed on care and maintenance in 1997.
Glencore International AG (“Glencore”) acquired CSA in 1999 and resumed underground mining operations. The mine remained under Glencore ownership and management for more than two decades, during which time significant exploration, development and operational improvements were undertaken. CMPL managed and operated the mine throughout Glencore’s ownership. In November 2021, the assets, tenements and residual interests relating to the CSA Mine were transferred to CMPL.
On 16 June 2023, the CSA Mine was acquired by MAC Copper (then Metals Acquisition Limited) through the acquisition of
CMPL. In October 2025, our subsidiary HGA acquired MAC Copper, bringing the CSA Mine into Harmony's portfolio as a wholly-
owned operation.
Mineral Tenure
The CSA Mine operates under CML5 held by CMPL. CML5 covers an area of approximately 2,470ha, the mining purpose leases, MPL1093 and MPL1094, total approximately 30ha, while the surrounding exploration tenements (EL5693, EL5983 and
EL9587) cover approximately 504km² of highly prospective ground. To the south of Cobar, CMPL also holds a further four, wholly-owned exploration licences (EL6223, EL6907, EL9595 and EL9596), which cover a total of 252km² and form part of the
Southern Cobar Basin Hub.
The operation is subject to approvals and regulatory requirements under the New South Wales mining and environmental framework. Following the introduction of State Environmental Planning Policy No. 37, CMPL prepared a Statement of
Environmental Effects in May 1995 to support the continued operation of the CSA Mine and submitted Development Application
31:95.
Development Consent No. 31:95 for the continued operation of the underground mine, ore treatment plant, tailings dam and associated service facilities was granted by Cobar Shire Council on 30 August 1995 ("DA 31:95").
The operation currently holds environment protection licence EPL1864, issued under the POEO Act. EPL1864 regulates mining activities at the CSA Mine and has been amended periodically to reflect operational and regulatory requirements.

A summary of the status of EPs and tenements issued as at 30 June 2026, is presented in the table below.

Permit / Licence	Status
Mining Lease	CML5 current. Expiry 24 June 2028.
Exploration Licence	EL5693 current. Expiry 7 February 2027.
Exploration Licence	EL5983 current. Expiry 30 August 2027
Exploration Licence	EL6223 current. Expiry 5 April 2029.
Exploration Licence	EL6907 current. Expiry 11 October 2027
Exploration Licence	EL9587 current. Expiry 20 July 2029.
Exploration Licence	EL9595 current. Expiry 18 August 2029.
Exploration Licence	EL9596 current. Expiry 18 August 2029.
Mining Purposes Lease	MPL1093 current. Expiry 5 February 2029.
Mining Purposes Lease	MPL1094 current. Expiry 5 February 2029.
Environment Protection Licence	EPL 1864 current. Amended 19 December 2023
Development Consent	DA 31:95 as amended
Mining Method
The CSA Mine is an underground mining operation targeting copper mineralisation within the CSA deposits. Current mining activities are focussed primarily on the QTSN and QTSC ore systems. The mine uses mechanised long-hole open stoping with cemented paste fill as the preferred mining method. A modified Avoca stoping method has historically been used successfully in the narrower lenses (principally QTSC, and formerly Eastern and Western). Mining is undertaken using these various methods depending on stope area, with ore extracted from underground stopes, crushed underground and hoisted to surface for processing.
Mineral Processing
Ore extracted from the CSA Mine is crushed underground, hoisted to surface and processed through the CSA Mine concentrator to produce copper concentrate for export. Processing involves crushing, grinding and flotation circuits that recover copper-bearing minerals from the ore. Tailings generated during processing are managed through a combination of underground backfilling and surface storage in tailings facilities.
Qualified Persons
The QP is employed on a full-time basis by Harmony. The QPs’ qualifications, areas of responsibility and personal inspection of the property are summarised in the table below:

Qualified Person	Prof. Assoc.	Qualifications	TRS Section Responsibility	Personal Insp.
Mr. G. Job	FAusIMM	BSc. MSc (Min Econ)	All sections	Regular, last 2026
The QP relied upon information, analyses and technical work prepared by appropriately qualified subject matter experts in the disciplines of geology, mine planning, geotechnical engineering, hydrogeology, tailings management, metallurgy, environmental management, infrastructure and finance. These specialist contributions included information relating to mining rights, surface rights, contractual agreements, historical operating expenditures, community relations and other matters.
The QP reviewed and accepted the work of these specialists and considers it reasonable and suitable for use in support of the mineral resource and mineral reserve disclosures contained in this Annual Report on Form 20-F. Responsibility for such scientific and technical disclosure remains with the QP.
Exploration
Exploration at the CSA Mine includes underground and surface drilling programmes designed to extend known mineralised systems and identify additional resources within the broader tenement package. Exploration potential remains within the mine area, most notably in the down-dip extensions of lodes which remain open at depth. Harmony has initiated a deep drilling campaign from surface to target deep mineralisation that cannot currently be incorporated into Mineral Resources or Mineral
Reserves. The QP is of the opinion that the quality and quantity of the exploration methods and information are sufficient to support the estimation of Mineral Resources.
The CSA Mine TRS does not report a discrete fiscal 2026 hole count, drilling metreage or assay count. Section 7 of the
TRS instead reports that underground diamond drilling averaged approximately 27,700m per year over the two years preceding the TRS effective date of 30 June 2026 and that the current Mineral Resource estimate is based on approximately 2,932 drill holes and more than 71,000 samples. Core sampling and analytical methods are described in Section 8 of the CSA Mine TRS.

Mineral Resource Estimate
The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of
Regulation S-K 1300. These Mineral Resources account for mining depletion recorded from July 2025 to June 2026.
The Mineral Resources are reported at a cut-off grade calculated using the following parameters:

Description	Unit	Value
Copper price	US$/lb	5.40
Silver price	US$/oz	38.9
Exchange rate	US$:A$	0.68
The Mineral Resource estimate for the CSA Mine as at 30 June 2026, with 2025 comparatives shown as not applicable, is summarised in the table below:
Mineral Resource Estimation 30 June 2026.

	Fiscal Year Ended 30 June						% Change
Copper	2026			2025
Mineral Resource Category	Tonnes (Kt)	Grade (%)	Content (Kt)	Tonnes (Kt)	Grade (%)	Content (Kt)
Measured	1,343	7.65	102.691	N/A	N/A	N/A	N/A
Indicated	1,479	4.90	72.490	N/A	N/A	N/A	N/A
Total / Ave. Measured + Indicated	2,822	6.21	175.181	N/A	N/A	N/A	N/A
Inferred	6,173	3.76	231.942	N/A	N/A	N/A	N/A

	Fiscal Year Ended 30 June						% Change
Silver	2026			2025
Mineral Resource Category	Tonnes (Kt)	Grade (g/t)	Content (000 kg)	Tonnes (Kt)	Grade (g/t)	Content (000 kg)
Measured	1,343	23.96	32.169	N/A	N/A	N/A	N/A
Indicated	1,479	13.91	20.567	N/A	N/A	N/A	N/A
Total / Ave. Measured + Indicated	2,822	18.69	52.735	N/A	N/A	N/A	N/A
Inferred	6,173	24.83	153.264	N/A	N/A	N/A	N/A
Notes:
•The Mineral Resources were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on
Form 20-F, the Mineral Resources have been classified in accordance with Item 1302(d)(1)(iii)(A) of Regulation S-K 1300.
•Mineral Resources are reported exclusive of Mineral Reserves.
•Price assumptions used in the estimation include US$11,900/t of copper and US$38.9/oz of silver, in line with Harmony's long-term market guidance pricing .
•Geological mineralisation boundaries are defined at a nominal 2.5% Cu cut off for high grade lenses, and 1.5% Cu for the lower-grade halo; Mineral Resources are reported above a 1.5% Cu cut-off grade.
•Cost assumptions underlying the cut-off grade calculation include A$109.30/t of ore mined, A$41.20/t of ore milled and A$48.50/t of G&A costs.
•Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 86.7% silver recovery.
•Mineral Resources are reported as dry, raw, undiluted, in-situ tonnes.
•Figures are subject to rounding.
•Harmony did not report CSA Mine Mineral Resource estimates as at 30 June 2025 because it acquired the CSA Mine in October 2025;
accordingly, the 2025 comparative figures and percentage changes are not applicable.

Mineral Reserve Estimate
The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with Item 1302(e)(2) of Regulation S-K 1300.
The Mineral Reserve estimate is the economically mineable portion of the Measured and Indicated Mineral Resource and has been derived using detailed stope designs, modifying factors calibrated against ten years of reconciliation history, and a discounted cash flow economic evaluation using Harmony's market-guidance long-term real commodity price forecasts.
The Mineral Reserve estimate for the CSA Mine as at 30 June 2026,  with 2025 comparatives shown as not applicable, is summarised in the table below

	Fiscal Year Ended 30 June
Copper	2026			2025
Mineral Reserve Category	Tonnes (Mt)	Grade (%)	Content (kt)	Tonnes (Mt)	Grade (%)	Content (kt)	% Change
Proved	12.531	3.27	410.303	N/A	N/A	N/A	N/A
Probable	5.161	3.23	166.565	N/A	N/A	N/A	N/A
Total / Ave. Proved + Probable	17.691	3.26	576.868	N/A	N/A	N/A	N/A
Notes:
•The Mineral Reserves are reported with an effective date of 30 June 2026 and were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this report on Form 20-F, the Mineral Reserves have been classified in accordance with
Item 1302(e)(2) of Regulation S-K 1300.
•Price assumptions used in the estimation include US$4.50/lb of copper, in line with Harmony’s long-term market guidance as at 30 June
2026
•The copper Mineral Reserve tonnes are reported using a stope cut-off grade of 2.26% Cu for FY27-FY28, a stope cut-off grade of 1.93%
for the remaining periods and a development breakeven cut-off grade of 1.0% Cu.
•Cost assumptions underlying cut-off grade calculation include A$109.30/t mined, A$41.20/t ore milled and A$48.50/t G&A.
•Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 86.7% silver recovery.
•Silver is currently subject to a streaming arrangement whereby it generates a neutral net value to Harmony; accordingly, as such silver is not included as a reportable Mineral Reserve of the asset.
•Figures are subject to rounding to reflect the accuracy of the estimate.
•Harmony did not report CSA Mine Mineral Reserve estimates as at 30 June 2025 because it acquired the CSA Mine in October 2025;
accordingly, the 2025 comparative figures and percentage changes are not applicable.
The table below presents a summary of the modifying factors used to convert the Mineral Resource to the Mineral Reserve for the CSA Mine.
The modifying factors are consistent with the modelling, planning and computing estimates used in determining the Mineral Reserves, which are also consistent with historical performance.

Modifying Factor	Principal Assumption	Confidence
Mining dilution (based on stope type)	15-30%	High
Mining recovery (based on stope type)	87-90%	High
Processing recovery	97.50%	High
Copper price	US$9,900/t	Medium
Operating cost	A$224/t Milled (LOM)	High
The Mineral Resource and Mineral Reserve estimates for the CSA Mine are being reported by Harmony for the first time.
The material assumptions and criteria supporting the Mineral Resource estimate, including the geological database, modelling, classification, cut-off grade and reasonable prospects for economic extraction, are described in Section 11 of the CSA Mine
TRS. The mine plan, modifying factors, cut-off grades, metallurgical recoveries and economic criteria supporting the Mineral
Reserve estimate are described in Section 12 of that TRS, which is filed as an exhibit to this annual report on Form 20-F.

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
Harmony follows an embedded process of third-party reviews to provide expert independent assurance regarding the
Mineral Resources and Mineral Reserves estimates and compliance with the appropriate reporting codes.
In line with Harmony’s policy, each material operation is reviewed by an independent third party on average no less than once every three years or when a material new Mineral Resource or Mineral Reserve declaration triggers a review. The 2026 reviews were for its South African operations at Doornkop, Tshepong North, Tshepong South, MWS and Free State Surface
Operations, and the Australasian operations, Hidden Valley, the Eva Copper Project, and the CSA Mine. No material issues were identified in the estimation processes or LOM plans and compliance certificates have been issued by the independent consultants for these operations and projects. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with SAMREC, 2016. Third-party audits are also designed to support continual improvement regarding practices for Mineral Resources and Mineral Reserves estimation and reporting.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis together with our consolidated financial statements, including the related notes, set forth beginning on page F-1.
On 11 August 2026, we determined that we were required to prepare an accounting restatement to correct errors in our previously issued consolidated financial statements for fiscal 2024 and fiscal 2025. The previously issued consolidated financial statements for fiscal 2025 and fiscal 2024 contained material misstatements and should no longer be relied upon. The comparative information presented in this Item 5 has been restated, and all related period-to-period analyses, margins, earnings per share measures and non-GAAP reconciliations have been recalculated using the restated amounts. See note 38
"Restatement of comparative information" to the consolidated financial statements set forth beginning on page F-1 and Item 15
"Controls and Procedures". See also Item 6.F "Disclosure of a registrant’s action to recover erroneously awarded compensation"
for the related incentive-based compensation recovery disclosure.
Except for the updated discussion under "– Restatement of prior-year comparatives" below, a full discussion of the changes in our financial condition and results of operations between the fiscal years ended 30 June 2024 and 2025, has been omitted from this annual report on Form 20-F, but may be found in Item 5: "Operating and Financial Review and Prospects", of
our annual report on Form 20-F for the year ended 30 June 2025, filed with the SEC on 31 October 2025, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.harmony.co.za.
Certain amounts for the fiscal years ended 30 June 2024 and 2025 presented in this Item 5 and in our consolidated financial statements have been restated to correct prior-period errors relating to (i) a misalignment in algorithm parameters within the mine planning and scheduling programme at the Doornkop, Tshepong North and Tshepong South operations, which resulted in the overstatement of the LOM plan production estimates and affected units-of-production depreciation and the related deferred tax rates from fiscal 2020 onwards, and (ii) the timing of recognition of payroll-related provisions and accruals based on whether a constructive obligation existed at the reporting period end. Except where expressly stated otherwise, all fiscal 2024 and fiscal 2025 amounts in this Item 5 are presented as restated. The restated amounts and the updated discussion under "– Restatement of prior-year comparatives" below supersede the financial information and related year-on-year comparisons in our 2025 annual report on Form 20-F affected by these errors. The restatements had no effect on the Group cash flow statement, on revenue, or on profit for the year, profit attributable to owners of the parent or earnings per share for fiscal 2025. For further detail, see note 38 “Restatement of comparative information” to our consolidated financial statements set forth beginning on page F-1.
On 24 October 2025, Harmony acquired 100% of MAC Copper, which in turn has a 100% interest in CSA, its sole asset, which is located in the Cobar Region of New South Wales, Australia. Accordingly, our results for fiscal 2026 include the results of
CSA from 24 October 2025, and are not directly comparable with fiscal 2025. The acquisition materially affected our financial position, cash flows, financing arrangements and exposure to copper and silver prices, Australian-dollar exchange rates, streaming arrangements and contingent consideration.
Overview
Harmony is a gold and copper mining company. During fiscal 2026, we completed the acquisition of MAC Copper, and we now operate a portfolio of underground gold mines and surface retreatment operations in South Africa, an open-pit gold and silver operation in PNG, and an underground copper mine in Australia. Fiscal 2026 is the first year in which our results include a producing copper business.
Our gold sales for fiscal 2026 were 44,418 kilograms of gold (1.4 million ounces of gold) and in fiscal 2026 we processed approximately 51 million tonnes of ore.
Our copper sales during fiscal 2026, for the period from 24 October 2025, following the MAC Copper acquisition, were
16,719 tonnes of copper (36.9 million pounds of copper) and we processed approximately 485,000 tonnes of ore.
As at 30 June 2026, our gold mining operations and projects reported total Proved and Probable Mineral Reserves of approximately 27.4 million gold ounces, Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) of approximately 44.1 million gold ounces and Inferred Mineral Resources (exclusive of Mineral Reserves) of approximately
31.6 million gold ounces. Our copper mining operations and projects reported total Proved and Probable Mineral Reserves of approximately 8.8 billion pounds of copper, Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) of approximately 4.9 billion pounds of copper and Inferred Mineral Resources (exclusive of Mineral Reserves) of approximately
2.5 billion pounds of copper. For further information on the Company’s Mineral Resources and Mineral Reserves, see Item 4:
"Information on the Company – Property, Plant and Equipment – Mineral Resource and Mineral Reserve Summary Disclosure”.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. See note 40 "Segment report" of our consolidated financial statements set forth beginning on page F-1 for further details.
For segment purposes, the Group has two main economic products, being gold and copper. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by an operational management team.

Our reportable segments are as follows:
Gold operations
•Moab Khotsong, Mponeng, Tshepong North, Tshepong South, Doornkop, Joel, Target 1, Kusasalethu, Masimong, MWS
and Hidden Valley; and
•All other surface operations, including those that treat historic tailings, namely Phoenix, Central Plant Reclamation, Savuka
Tailings, WRDs and Kalgold, are grouped together under “All other surface operations”.
Copper operations
•CSA.
A. OPERATING RESULTS
Key factors affecting our results
Gold and Copper Prices
Most of our revenue is derived from the sale of gold and copper. As a result, our operating results are directly affected by fluctuations in the prices of gold and copper. Historically, gold prices have fluctuated widely and are influenced by numerous factors beyond our control. As Harmony expands its exposure to copper, the Group's future operating results may also be increasingly affected by fluctuations in copper prices. See Item 3D: “Key Information – Risk Factors – Risks Related to
Commodity Prices, Cash Flow and Financial Performance – Our profitability, cash flows, Mineral Reserve estimates and shareholder returns are highly dependent on commodity prices; Inflationary pressures and escalating input costs may erode profitability and reduce future returns” and “– Sovereign, political, regulatory and macroeconomic developments in the jurisdictions in which we operate may adversely affect our business”. As a general rule, we sell the majority of our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price. Copper sales from CSA are provisionally priced, with the selling price subject to final adjustments based on the LME prices for the quotational period specified in the offtake agreement.
Since fiscal 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the Group’s production, in order to create cash certainty and protect the Group against lower commodity prices. Our hedging strategy was expanded during the second half of fiscal 2024 to introduce gold zero cost collars to the derivative programme and to set a new limit.
The limit set by the board is 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively. The limit set by the board for silver is 50% of the exposure over a 24-month period and 50% for uranium exposure over a 60-month period.
As part of the MAC Copper acquisition, Harmony took over the copper derivative contracts related to production at CSA. As at
30 June 2026, all the copper derivative contracts had matured. The limit set by the board for copper contracts going forward is
20% of copper production over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but we are not required to maintain hedging at these levels.
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
During fiscal 2026, the Group's cash inflows from uranium were managed by way of a forward contract, whereby uranium prices are predetermined for a fixed amount of uranium production. These contracts are not designated as derivative contracts as the “own use” exemption of IFRS 9 Financial instruments is applicable to them.
Effective 16 June 2023, MAC Copper entered into a copper purchase agreement (copper stream) with OR Royalties Inc.
("OR Royalties"). Under the terms of the copper stream, in exchange for an upfront cash deposit of up to US$75 million
(available copper deposit), the Group is required to deliver an amount of refined copper to OR Royalties in the form of purchased copper warrants. The deliveries to OR Royalties are equal to the copper stream percentage (see note 29 "Streaming arrangements" of our consolidated financial statements set forth beginning on page F-1 for further details) of payable copper produced by CSA during the life of the mine. In addition to the copper deposit, the Group will receive ongoing cash payments for refined copper delivered equal to 4% (copper cash price) of the cash settlement price for one tonne of refined copper quoted by the LME on the date prior to the date of delivery (copper market price).
Effective 16 June 2023, MAC Copper entered into a silver purchase agreement (silver stream) with OR Royalties. Under the terms of the silver stream, in exchange for an upfront cash deposit of US$75 million (silver deposit), the Group is required to deliver to OR Royalties an amount of refined silver, in the form of purchased silver credits. The deliveries to OR Royalties are equal to 100% of payable silver produced by CSA during the LOM. In addition to the silver deposit, the Group will receive ongoing cash payments for refined silver delivered equal to 4% (silver cash price) of the silver price quoted by the London
Bullion Market Association for one ounce of refined silver on the day prior to the date of delivery (silver market price).
Significant and sustained changes in gold and copper prices may lead us to revise production profiles and development activities and, in certain circumstances, increase or decrease production levels.

Harmony’s Realised Gold Price
In fiscal 2026, the average gold price received by us was R2,069,710 per kilogram or $3,811/oz. This average gold price includes the net realised effective portion of the hedge-accounted gold derivatives.
The price of gold in US$ terms closed at US$4,007/oz on 30 June 2026, up from the closing price of US$3,303/oz on
30 June 2025. The range traded during the year reaffirms gold's safe haven status with investors during times of global uncertainty and market volatility. The average spot gold price received (that is, excluding the impact of hedging gains or losses)
for the 2026 year was US$4,201/oz compared to US$2,786/oz in fiscal 2025.
Harmony is exposed to the impact of any significant decreases in the commodity prices received for its production. This is mitigated to some extent by commodity derivatives and hedging arrangements, but as Harmony has limitations for the volume of forward sales, commodity derivatives or hedging arrangements it may enter into for its future production, it is exposed to the impact of decreases in the commodity prices on the remainder of its unhedged production. See Item 3D: “Key Information – Risk
Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Our profitability, cash flows, Mineral
Reserve estimates and shareholder returns are highly dependent on commodity prices".
In addition to the US$ gold price, the gold price received is impacted by the exchange rate of the Rand and other non-US$
currencies to the US dollar. An appreciation of the Rand and other non-US$ currencies against the US dollar will result in a decrease in the revenue recorded, without considering the impact of the hedging instruments. Conversely, a depreciation of these currencies against the US dollar would result in an increase of revenue recorded. See Item 3D: “Key Information – Risk
Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Foreign exchange volatility may materially affect margins, earnings and project returns”. During fiscal 2026, the average exchange rate appreciated from
R18.15/US$1.00 in fiscal 2025, to R16.89/US$1.00 in fiscal 2026. See "– Exchange Rates" below for further discussion.
The following table sets out the average, the high and the low London Bullion Market price of gold and our average sales price during the past two fiscal years:

	Fiscal Year Ended 30 June
	2026	2025

Average (US$/oz) .....................................................................................................................................	4,238	2,818
High (US$/oz) ............................................................................................................................................	5,399	3,432
Low (US$/oz) .............................................................................................................................................	3,275	2,329
Harmony’s average sales price[1] (US$/oz) ............................................................................................	3,811	2,620
Average exchange rate (R/US$) ............................................................................................................	16.89	18.15
Harmony’s average sales price[1] (Rand/kilogram) ................................................................................	2,069,710	1,529,358
1Our average sales price differs from the average gold price due to the timing of our sales of gold within each year. In addition, the effect of hedge accounting i.e. realised losses from the cash flow hedges have been included in revenue.
Copper Concentrate Price, Provisional Pricing and Streaming Arrangements
CSA sells copper concentrate containing copper and silver pursuant to an offtake arrangement. Revenue is recognised when control of the concentrate is transferred to the customer, with the selling price subject to final adjustments based on the
LME prices for the quotational period specified in the offtake agreement, net of treatment and refining charges. The period between provisional and final pricing is typically 30 to 90 days, during which the provisionally priced receivable is measured at fair value through profit or loss, with changes in fair value recognised as provisional pricing adjustments within revenue.
Movements in the copper price during that period therefore affect revenue after the date of sale.
In fiscal 2026, copper and silver revenue from contracts with customers at CSA amounted to R3.4 billion and R261 million, respectively. Provisional pricing adjustments increased revenue by R126 million in respect of copper and R77 million in respect of silver. Copper traded within a range of US$10,649 to US$14,083 per tonne and silver traded between US$46.89 and
US$116.58 per ounce during the period from acquisition to 30 June 2026.
Under the copper and silver streaming arrangements with OR Royalties, assumed on acquisition of MAC Copper, OR
Royalties is entitled to delivery of refined copper and silver against ongoing payments equal to 4% of the prevailing market price.
At 30 June 2026, streaming contract liabilities were R5.7 billion, of which R455 million was current and R5.3 billion was non-
current, and the outstanding deposits were US$53 million in respect of copper and US$28 million in respect of silver. During fiscal 2026, these arrangements resulted in finance costs of R427 million and net fair value losses of R854 million, recognised in profit or loss.
Costs
Our cash costs are between 80% and 85% of our total costs (excluding impairments and disposal/loss on scrapping of assets). The remainder of our total costs consists primarily of share-based payments, exploration costs, corporate and sundry expenditure, and amortisation and depreciation. Our cash costs consist primarily of production costs. Production costs are incurred on labour, equipment, consumables and utilities. Labour costs are the largest component and typically comprise between 50% and 55% of our production costs.
Our US dollar translated costs are sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See "– Exchange Rates" below. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated from US dollars. See Item 3D: “Key Information – Risk Factors
– Risks Related to Commodity Prices, Cash Flow and Financial Performance – Foreign exchange volatility may materially affect margins, earnings and project returns”.

Costs - Gold
All-in sustaining costs for the Group increased by 13.2% to R1,191,698 per kilogram from R1,053,189 per kilogram in fiscal
2025. This was driven by lower planned production, higher sustaining capital as well as higher cash costs due to annual wage and above-inflation electricity tariff increases.
Our cash costs have increased from R874,770 per kilogram in fiscal 2025 to R991,654 per kilogram in fiscal 2026, mainly due to above-inflation increase in electricity costs, higher royalties and labour increases.
Costs - Copper
Cash operating costs at CSA, net of by-product credits, were US$2.46 per pound (US$5,434 per tonne), and C1 cash costs were US$2.47 per pound (US$5,450 per tonne), in fiscal 2026.
Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3D: "Key
Information – Risk Factors – Risks Related to Operations and Business Resilience – Safety incidents and loss of life may result in production losses, regulatory intervention and reputational damage; Exposure to mining-related health hazards may result in occupational disease and significant long-term liabilities and costs" and "– Infectious disease outbreaks and endemic disease may disrupt our workforce and operations, and increase costs". We are also exposed to price increases on electricity, which is regulated, as well as the implementation of other levies such as carbon tax. See Item 3D: "Key Information – Risk Factors –
Risks Related to Operations and Business Resilience – Production is dependent on reliable energy supply and increasing energy costs may materially affect profitability" and "– Risks Related to Climate, Environment and Social Licence –
Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements".
We remain subject to risks related to the volatility of commodity prices, as well as the potential shortage of supply and disruptions of supply chains due to geopolitical instability, including impacts of the ongoing conflicts in the Middle East. See Item
3D: "Key Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Inflationary
pressures and escalating input costs may erode profitability and reduce future returns", "– Risks Related to Operations and
Business Resilience – Disruptions in critical supply chains may affect production, project execution and profitability" and "– Risks
Related to Commodity Prices, Cash Flow and Financial Performance – Sovereign, political, regulatory and macroeconomic developments in the jurisdictions in which we operate may adversely affect our business".
Production Levels
In addition to commodity prices, Harmony’s income in any year is also influenced by its level of gold production. Production levels are in turn influenced by grades, tonnages mined and processed through the plant and metallurgical recoveries. Gold production decreased by 3.4% between 2026 and 2025, from 1,479,671 to 1,429,551 mainly driven by lower recovered grades, infrastructure challenges and operational disruptions.
Following the acquisition of MAC Copper, Harmony's income is now also influenced by the level of copper production at
CSA. As with gold, copper production levels are influenced by ore grades, tonnages mined and milled, and metallurgical recoveries. During fiscal 2026, CSA achieved a recovered copper yield of 3.75%, producing 18,207 tonnes of copper. There was no copper production for fiscal 2025, as Harmony held no copper-producing assets prior to the acquisition of MAC Copper.
For more information on our business and operations, see Item 4: “Information on the Company – Business Overview” and
“– Property, Plant and Equipment – Mineral Resource and Mineral Reserve Summary Disclosure”.
Exchange Rates
Our revenues are very sensitive to the exchange rate of the Rand, Australian dollar and other non-US currencies to the US dollar. Since gold and copper are generally sold in US dollars, most of our revenues are received in US dollars. Currently, the majority of our gold earnings are generated in South Africa, while copper earnings are generated in Australia. Appreciation of the
Rand against the US dollar decreases our Rand-denominated gold revenues, while appreciation of the Australian dollar against the US dollar decreases our Australian dollar-denominated copper revenues. In each case, this reduces operating margins and net income from our South African and Australian operations. Depreciation of the Rand and Australian dollar against the US dollar has the opposite effect. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price, and strengthening of the Australian dollar generally results in poorer earnings if there is not a similar increase in the copper price.
The exchange rates obtained when converting US dollars to Rand and Australian dollar are determined by foreign exchange markets, over which we have no control. The spot rate as at 30 June 2026 was R16.39/US$1.00, compared with
R17.75 per US$1.00 as at 30 June 2025, reflecting an appreciation of 7.7% of the Rand against the US dollar. The average exchange rate for fiscal 2026 was R16.89 per US$1.00, reflecting an appreciation of 6.9% of the Rand against the US dollar when compared to R18.15 in fiscal 2025. The spot rate as at 30 June 2026 was A$0.69/US$1.00 compared to A$0.65/US$1.00 on 24 October 2025, the acquisition date of MAC Copper, reflecting a depreciation of approximately 6.2% in the Australian dollar against the US dollar during the period. In fiscal 2026, the Rand strengthened against the Australian dollar and closed at
R11.35/A$1.00 (2025: R11.68/A$1.00), reflecting an appreciation of 2.8% of the Rand against Australian dollar. The Kina weakened against the Australian dollar and closed at PGK3.09/A$1.00 (2025: PGK2.72/A$1.00), reflecting a depreciation of
13.6%.
The average gold price received by us during fiscal 2026, before including the effect of the cash flow hedges, increased by
R655,820 per kilogram to R2,281,503 per kilogram from R1,625,683 per kilogram during fiscal 2025. This is driven by the US$
average gold price increase, with an offset effect of the foreign exchange movements noted above.

The average copper price received by us for the period from 24 October 2025 to 30 June 2026, before the effect of provisional pricing adjustments, was US$12,399 per tonne. As CSA was acquired on 24 October 2025, no comparative copper price information is presented for fiscal 2025. The US$ copper price increased from US$10,947 per tonne on 24 October 2025 to US$13,380 per tonne at 30 June 2026, with an offset effect from the movement in the Australian dollar against the US dollar over the period, as noted above.
The majority of our working costs are incurred in Rand and, as a result of this, any appreciation of the Rand against the US dollar would increase our working costs when translated into US dollars. Depreciation of the Rand against the US dollar would cause a decrease in our costs in US dollar terms. Similarly, at our international operations, appreciation of the Australian dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3D: “Key Information – Risk
Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Foreign exchange volatility may materially affect margins, earnings and project returns”.
We have several credit facilities and loans denominated in US dollars. This exposes us to the changes in the Rand against the US dollar, which would affect our borrowings as well as the interest recognised. This will also affect the cash flows when the borrowings are raised and repaid as well as at the time of the payments of the interest.
Movements in the currencies expose the Group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, contingent consideration and streaming arrangement liabilities. They also impact the Group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation loss of R2.4 billion being recognised in other comprehensive income for fiscal 2026
(2025: R819 million).
Harmony has entered into foreign exchange derivative contracts in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rand. The Group also uses forward exchange contracts to manage the risks. At 30 June 2026, the zero cost collars had a nominal amount of
US$50 million in derivative contracts, covering a two-year period with a weighted average cap price of US$1.00=R20.14 and weighted average floor price of US$1.00=R18.14.
The Bank of PNG has systematically allowed the Kina to weaken against the US dollar over several years. The Kina weakened by 7.0% and 8.3% in fiscal 2025 and fiscal 2026 respectively. Since the introduction of a 150 basis point trading band in June 2014, the Kina weakened by 82.8% against the US dollar as at 30 June 2026. Should the trading band continue, depending on the level at which the exchange rate is set, there could be a negative impact on the results of the Hidden Valley operation, as well as the Kina cost of development at Wafi-Golpu and other PNG exploration sites.
Geopolitical and socio-political risks
Harmony faces material exposure to geopolitical and socio-political risks across its operating jurisdictions. Globally, rising tensions from conflicts, trade disputes, and shifting alliances disrupt supply chains and elevate input costs, which impact our financial margins. Locally, socio-political pressures in South Africa, including high unemployment and persistent disparities, fuel public dissatisfaction posing operational challenges. In PNG, political uncertainty and proposed legislative changes to mining and mine safety legislation may threaten project viability and future investment. While these risks elevate cost and operational pressures, they also contribute to upward momentum in the gold price, which can partially offset financial impacts and enhance revenue potential. See Item 3D: "Key Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and Financial
Performance – Inflationary pressures and escalating input costs may erode profitability and reduce future returns”, “– Sovereign, political, regulatory and macroeconomic developments in the jurisdictions in which we operate may adversely affect our business”; “– We are subject to mining taxes, royalties and other regulatory imposts, and to policies and legislation relating to greater state intervention in the mining sector" and "– Risks Related to Regulation, Compliance, Governance and Legal Matters
– Laws governing mineral rights affect our business and our mining rights could be altered, suspended or cancelled”.
Inflation
Inflation in South Africa was 5.0% at the end of fiscal 2026, up from 2.9% at the end of fiscal 2025. The increase was driven by a combination of economic, policy and consumer behaviour factors.
We have seen increases in labour, contractors and electricity costs for our mining operations some of which have increased at levels above the rate of inflation. Combined with geopolitical risks and further compounding inflationary pressure, we believe we will see continued increases through 2027.
On 4 April 2024, Harmony announced the acceptance of a five-year wage agreement by the South African unions, which became effective on 1 July 2024 and will remain in effect until 30 June 2029. This agreement will result in an increase of approximately 6% per annum over the five-year period which is within our planning parameters.
Inflation in Australia was approximately 3.8% in the 12 months to June 2026, reflecting continued cost pressures across housing, labour and services, although moderating from peak levels experienced in recent years.
The inflation rate in PNG at the end of fiscal 2025 was 3.6%, while inflation closed at 5.3% at the end of fiscal 2026. The increase is driven by a mix of domestic policy reforms, commodity price shifts and structural economic changes.
Our profits and financial condition could be adversely affected if increased costs due to inflation, are not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3D: "Key
Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Inflationary pressures and escalating input costs may erode profitability and reduce future returns".

South African Socio-Economic Environment
We are domiciled in South Africa and the majority of our operations are located in South Africa. The primary listing for our shares is also on the JSE. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3D: "Key Information – Risk Factors – Risks Related to Climate,
Environment and Social Licence – Failure to maintain our social licence to operate could affect current and future operations"
and "– We may fail to meet ESG performance expectations and published targets, which could affect reputation, stakeholder confidence and access to capital".
In particular, South African companies are subject to exchange control limitations. While exchange controls were relaxed some years ago, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern
African Common Monetary Area. See Item 10: "Additional Information – Exchange Controls".
We must also comply with the SLPs that have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDPs in mining assets. See Item 3D: "Key Information – Risk
Factors – Risks Related to Regulation, Compliance, Governance and Legal Matters – Compliance with new and changing corporate governance and public disclosure requirements increases our costs of compliance; Laws governing mineral rights affect our business and our mining rights could be altered, suspended or cancelled.”
We have been granted mining licences under the MPRDA necessary for the conduct of our current operations. We have therefore already incurred expenses relating to HDP participation. We believe the biggest challenge will lie in maintaining these licences, as we will have a responsibility in respect of human resource development, procurement and LED. We are however unable to provide a specific amount of what the estimated cost of compliance will be, but we will continue to monitor these costs on an ongoing basis. See Item 4: "Information on the Company – Business Overview – Regulation – Mineral Rights – South
Africa – Mining Charter".
Electricity in South Africa
Eskom, the state utility, generates the majority of South Africa’s electricity supply. It generates, transmits and distributes electricity to industrial, mining, commercial, agricultural and residential users.
In fiscal 2026, electricity supply remained constrained but improved, with fewer interruptions. Eskom suspended load shedding in April 2024 as the Generation Recovery Plan improved plant performance. This improvement continued into fiscal
2026, therefore power interruptions did not materially impact production. Global energy prices remained volatile due to higher demand, limited new supply, carbon tax uncertainty, and geopolitical conflicts.
Electricity supply remains tight during evening peak periods. We continue to participate in Eskom’s Critical Peak Pricing pilot at four sites, allowing tariff savings outside surcharge periods.
The South African Government is expanding the Independent Power Producer programme to diversify supply and reduce carbon emissions. Eskom’s transmission business was legally separated in July 2023 into the National Transmission Company of South Africa ("NTCSA"), a wholly owned subsidiary with a licence from the National Energy Regulator of South Africa. NTCSA began operating on 1 July 2024. Unbundling of the generation and distribution divisions is ongoing.
See Item 3D: "Key Information – Risk Factors – Risks Related to Operations and Business Resilience – Production is
dependent on reliable energy supply and increasing energy costs may materially affect profitability".
Renewable energy
Renewables are a growing component of South Africa’s energy mix. Forecasts project solar and wind will surpass coal by
2030 (IEA 2024). Increased use of renewable energy and self-generated power are reducing Eskom’s sales volumes, contributing to tariff increases and delays in new grid connections. The government has also supported gas-to-power and nuclear options, while continuing state support for coal.
In South Africa, a multi-phase renewable energy programme is underway, complemented by short-term power purchase agreements, wheeled wind capacity, battery energy storage, rooftop solar installations, and supplier engagement. Recent regulatory reforms in South Africa have significantly accelerated the country’s energy transition. The removal of licensing requirements for embedded generation and the unbundling of Eskom’s transmission division have enabled greater private sector participation in renewable energy development and the wheeling of electricity through the national grid. These changes have created a more favourable environment for large-scale renewable energy investments. We are procuring approximately 260 MW of wheeled wind energy, of which 47 MW is contracted and the balance is under negotiation, with first supply expected in fiscal
2029 on a phased basis. We have also contracted 255 MW of short-term power purchase agreements to supply energy from fiscal 2027 to fiscal 2032, with a further 150 MW under consideration.
Phased strategy:
•Sungazer 1 – Nyala, Eland and Tshepong. 30 MW commissioned in August 2023, generating approximately 70 GWh pa;
•Sungazer 2 – Moab Khotsong, Great Noligwa Mine and Noligwa Gold Plant. Under construction. 100 MW capacity to generate 230 GWh pa and is expected to be completed in fiscal 2027;
•Sungazer 3 – Harmony One plant, Central plant, Target and Joel. Up to 75 MW to generate up to 177 GWh pa, with the first phase at Harmony One plant and Central plant (37 MW) targeted for completion in fiscal 2029, subject to securing the required permits and grid access;
•Sungazer 3-Ext – Chemwes Proprietary Limited ("Chemwes") and Kalgold. Under investigation. Installed capacity of 33
MW to generate 76 GWh pa and is expected to be completed in fiscal 2030;

•Sungazer 4 – Mponeng. Installed capacity of 100 MW to generate 230 GWh pa and is expected to be completed in fiscal
2030, subject to securing the required permits and grid access;
•Wheeled wind – Procurement of circa 260 MW of wind energy is underway, of which 47 MW is contracted, with supply phased in from fiscal 2029;
•Short-term power purchase agreement – 255 MW has been contracted and is expected to supply approximately 565 GWh pa from fiscal 2027 to fiscal 2032, with a further 150 MW under consideration.
Harmony integrated climate-aligned finance into its capital structure to support long-term decarbonisation and operational resilience. Over R20 billion in facilities have been secured, including a R3 billion green loan for the Sungazer 2 and 3 solar project and sustainability-linked revolving credit facilities of R4 billion, US$500 million and A$250 million, and a term loan of
A$250 million.
See Item 5: "Operating and Financial Review and Prospects - Liquidity and capital resources – Outstanding Credit
Facilities, Refinancing and Other Borrowings – Refinancing". Also see Item 10: “Material Contracts – R3 Billion Green Term
Loan”, “– R4 Billion Syndicated Revolving Credit Facility”,“– US$500 Million Syndicated Facility” and “– A$500 Million
Syndicated Facility” and “– Social and ethics committee: chairperson’s report” on pages 240 to 241 and "– Climate and energy"
on pages 153 to 165 of the Integrated Annual Report for the 20-F 2026.
Electricity tariffs
As a major electricity consumer and mostly being supplied by Eskom, Harmony is exposed to significant additional costs as a result of rising electricity tariffs. On 16 March 2026, Eskom officially announced an 8.8% tariff increase, which is effective from 1 April 2026. The expected impact on fiscal 2027 is R850 million increase in operating costs for SA operations. Although
Eskom is showing signs of recovery in 2026, its structural challenges - especially municipal debt, tariff inadequacy and governance issues suggest that financial instability could persist unless deeper reforms are implemented. This is likely to result in further self-generation activity by Eskom's customers, which could further weaken Eskom. While the Multi Year Price
Determination ("MYPD'') provides a structured and predictable framework, external shocks and regulatory corrections can still lead to unexpected price increases.
See Item 3D: “Key Information – Risk Factors – Risks Related to Operations and Business Resilience – Production is
dependent on reliable energy supply and increasing energy costs may materially affect profitability".
Energy efficiency
Harmony has worked closely with Eskom to manage electricity use and peak demand, underlining our commitment to reduce energy consumption. This includes demand-side management strategies to reduce electricity consumption in peak periods; timing the use of our services (pumping, hoisting, compressed air, refrigeration and ventilation) with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of the services provided for mining operations.
In 2016 Harmony contracted an energy services company to improve its energy management practices and aggressively mitigate the impact of higher-than-inflation electricity price increases on its operational costs. Energy management assists in maintaining the performance of implemented initiatives. This way Harmony focuses on continuously implementing new initiatives and technologies, while eliminating the risk of forfeiting the benefit of completed projects. Our energy efficiency programme in
South Africa has since achieved cumulative savings of more than 2.6 TWh, equating to over R3.6 billion in avoided energy costs and 2.95 million tCO2e.
We have implemented various energy efficiency projects in recent years. See “– Sustainability performance – Climate and energy" on pages 153 to 165 of the Integrated Annual Report for the 20-F 2026.
Climate Change, Environmental Factors and Carbon tax
Climate change and the transition to a lower-carbon economy present both physical and transition-related risks for
Harmony. Rising temperatures, changing rainfall patterns, water scarcity and more frequent or severe extreme weather events may disrupt operations, affect infrastructure, influence water availability and impact surrounding communities. Climate-related risks may also affect supply chains, project development, operational costs and rehabilitation or closure planning.
Climate-related regulation continues to evolve across Harmony's operating jurisdictions and includes carbon-pricing mechanisms, emissions reporting obligations, climate-related financial disclosures and broader decarbonisation policies. These developments may increase compliance costs, influence capital allocation decisions, affect operational planning and require continued investment in systems, governance, assurance and reporting capability.
In South Africa, Harmony is subject to the Carbon Tax Act, which became effective on 1 June 2019 and imposes a tax on qualifying GHG emissions. The tax applies to emissions from fuel combustion, industrial processes and fugitive emissions, with emissions determined in accordance with the reporting methodology approved by the DFFE. The carbon tax has been phased in over time, with the first phase extended to 31 December 2025 and Phase 2 commencing from 1 January 2026.
The headline carbon tax rate increased from R236/tCO₂e in 2025 to R308/tCO₂e from 1 January 2026. Current published carbon tax rates indicate further increases to R347/tCO₂e in 2027, R385/tCO₂e in 2028, R424/tCO₂e in 2029 and R462/tCO₂e in
2030. While the financial impact of the carbon tax has been moderated by available allowances, changes to the carbon tax regime, carbon budget requirements and offset mechanisms may affect Harmony’s direct tax exposure over time. Recent
Phase 2 updates indicate that certain transitional allowances remain available, while the carbon budget allowance is expected to fall away and emissions above mandatory carbon budgets may be subject to a higher tax rate once the relevant provisions take effect.

Harmony is exposed to indirect carbon-related costs through electricity tariffs, fuel prices and supplier pass-through costs.
The South African National Treasury's 2026 Budget Review announced increases in the carbon fuel levy from 1 April 2026, with petrol and diesel carbon fuel levies increasing to R0.19/litre and R0.23/litre, respectively. These developments may increase operating costs and affect the cost of key inputs across the South African operations.
Harmony applies an internal carbon price for its South African operations to support planning and investment decision-
making. Carbon pricing assumptions are incorporated into LOM plans, resource models and impairment assessments. As carbon costs increase, they may affect operating costs, project economics, forecast profitability and capital allocation decisions across the portfolio. See Item 3D: “Key Information – Risk Factors – Risks Related to Climate, Environment and Social Licence
– Decarbonisation, carbon pricing and emerging climate regulation may increase costs and capital requirements” and Item 4:
"Information on the Company – Business Overview – Regulation – Laws and Regulations Pertaining to Environmental
Protection – South Africa”.
Climate-related disclosure requirements also continue to evolve internationally. IFRS S1 General Requirements for
Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures provide a global baseline for sustainability and climate-related financial reporting, with a growing number of jurisdictions adopting or aligning with these standards.
Harmony retains its ambition to be net zero by 2045. Harmony currently has Science Based Targets approved by the SBTi covering Scope 1 and Scope 2 emissions, together with an ambition to achieve net zero by 2045. In line with the evolving SBTi
Net Zero Standard, Harmony recognises that Scope 3 emissions may represent a material portion of its total emissions footprint and may need to be incorporated into future target setting. As part of our Net Zero action plan, Harmony is progressing a comprehensive Scope 3 emissions assessment across global operations and strengthening the completeness of its Scope 1 and 2 inventories across regions including in Australasia. Harmony intends to update and resubmit targets to the SBTi, if required, once the evidence base and governance processes are complete.
In Australia, HGA is subject to mandatory climate-related financial disclosure requirements under the ASRS, including
AASB S2 Climate-related Disclosures, which apply to certain entities under the Corporations Act 2001 (Cth). For HGA, the first reporting period subject to these requirements commenced on 1 July 2025 and ended on 30 June 2026. These requirements apply to HGA as the reporting entity and therefore encompass its controlled operations, including the Hidden Valley mine in
PNG. Climate-related disclosures must address climate-related risks and opportunities across the reporting entity's operations and value chain, requiring the collection, assessment and reporting of climate-related information from both Australian and PNG operations.
In Australia, Harmony's operations are subject to GHG emissions and energy reporting obligations under the NGER Act. In fiscal 2026, the relevant NGER reporting threshold was triggered following the acquisition of CSA, resulting in reporting obligations across Harmony's Australian reporting boundary, including CSA, the Eva Copper Project and relevant corporate facilities. Regulatory requirements relating to emissions reporting and climate policy continue to evolve and may increase compliance costs, reporting obligations and administrative requirements. Certain Australian operations may also become subject to the Safeguard Mechanism if applicable facility emissions thresholds are exceeded, which could require emissions reductions, the surrender of eligible compliance units or other measures to address emissions above facility-specific baselines.
In South Africa, climate-related reporting expectations are also developing through the broader regulatory and market environment. The JSE’s Sustainability and Climate Disclosure Guidance remains voluntary, but is intended to assist issuers in navigating the sustainability and climate disclosure landscape, including alignment with International Sustainability Standards
Board IFRS S1 and IFRS S2 and South Africa-specific reporting considerations. South Africa has also strengthened its climate-
related regulatory framework through the Climate Change Act, which supports the transition to a lower-carbon and climate-
resilient economy. These developments may require Harmony to continue enhancing its climate-related governance, emissions data management, reporting systems, assurance processes and disclosure controls to meet evolving regulatory, investor and stakeholder expectations.
While climate-related regulatory requirements applicable directly to the Group's PNG operations are currently limited, future regulatory developments in PNG, together with reporting obligations applying to HGA and its controlled operations, may increase compliance, data collection, assurance and disclosure requirements.
In the United States, the SEC adopted climate-related disclosure rules in March 2024 and stayed their implementation in
April 2024 pending judicial review. In March 2025 the SEC ceased defending the rules in litigation and, on 29 May 2026, proposed rescinding them in their entirety. The rules remain stayed pending the outcome of the rescission process and related litigation.
Item 3D: "Key Information – Risk Factors – Risks Related to Climate, Environment and Social Licence – Decarbonisation,
carbon pricing and emerging climate regulation may increase costs and capital requirements" for further discussion on the potential impact.
Production
The information set forth under the headings, “– Delivering profitable ounces – Performance by operation” on pages 29 to
67 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.

Results of Operations
Years Ended 30 June 2026 and 2025
Effect of the MAC Copper acquisition on comparability
On 24 October 2025, we acquired 100% of MAC Copper, whose sole operating asset is CSA. Our fiscal 2026 results include CSA for the eight months since acquisition. Cash consideration of R17.5 billion was paid and R420 million of cash was acquired, giving a net cash outflow of R17.1 billion. The purchase price allocation was presented provisionally at
31 December 2025 and was finalised at 30 June 2026. During the measurement period the fair value of property, plant and equipment was reduced by R5.4 billion and the associated deferred tax liability by R2.8 billion, resulting in goodwill of
R2.6 billion being recognised on finalisation where none had been recognised provisionally. The goodwill of R2.6 billion at
30 June 2026 has been allocated to the CSA cash generating unit and is tested for impairment annually.
From the acquisition date, CSA contributed revenue of R3.8 billion and a net loss of R1.2 billion. Had the acquisition occurred on 1 July 2025, Group revenue for fiscal 2026 would have been R101.9 billion and Group profit R30.8 billion on a pro forma basis.
Acquisition-related costs of R1.4 billion were recognised, and integration costs of R94 million were recognised within corporate, administration and other expenditure.
The acquisition also brought into the Group copper and silver streaming arrangements, a 1.5% NSR royalty and copper price-linked contingent consideration, increased property, plant and equipment, borrowings, deferred tax liabilities, environmental rehabilitation provisions and trade and other payables.
Revenue
Revenue increased by R25.3 billion to R99.2 billion in fiscal 2026, compared to R73.9 billion in fiscal 2025, mainly due to the increase in the average US$ gold price received and the inclusion of copper revenue from CSA. Offsetting this increase was the impact of the strengthening of the Rand/US$ exchange rate from an average of R18.15/US$ in fiscal 2025 to R16.89/US$
and a decrease in gold sold in fiscal 2026 compared to fiscal 2025 (see discussion below).
Hedging losses increased by R5.1 billion to R9.6 billion in fiscal 2026, compared to R4.6 billion in fiscal 2025. This was mainly due to the realised effective portion of our hedge-accounted gold derivatives which were impacted by the average gold market spot price of R2,301,395 per kilogram, compared to the average forward price of matured contracts of R1,442,602 per kilogram in fiscal 2026. In fiscal 2025, the average gold market spot price was R1,644,902 per kilogram compared to the average forward price of matured contracts of R1,306,033 per kilogram.
Revenue – Gold
The average gold price received (including hedging) increased by 35.3% from R1,529,358 per kilogram in fiscal 2025 to
R2,069,710 per kilogram in fiscal 2026. Total gold sold decreased by 3.8% from 46,193kg in fiscal 2025 to 44,418kg. The details of these changes are discussed below:
Tshepong South's gold sold decreased by 7.5% from 2,737 kilograms in fiscal 2025 to 2,533 kilograms in fiscal 2026. This was mainly due to a 6.4% decrease in recovered grade in fiscal 2026 to 5.72g/t from 6.11g/t in fiscal 2025. This decline was attributable to elevated seismic activity necessitating the redeployment of crews to lower-risk areas, ultimately affecting the overall mining mix.
At Moab Khotsong gold sold decreased by 15.7% from 6,178 kilograms in fiscal 2025 to 5,211 kilograms in fiscal 2026.
This was as a result of a 15.6% decrease in the recovered grade, from 8.21g/t in fiscal 2025 to 6.93g/t in fiscal 2026. The lower grade resulted from changes made to the mining sequence in the high-grade blocks, resulting in lower face grade. The changes to the mining sequence and face length flexibility was due to increased seismic activity, which also resulted in the withdrawal of crews for safety.
At MWS gold sold decreased by 12.7% from 3,057 kilograms in fiscal 2025 to 2,670 kilograms in fiscal 2026. This was as a result of a 17.7% decrease in the recovered grade, from 0.130g/t in fiscal 2025 to 0.107g/t in fiscal 2026. The lower processed grades resulted from challenges experienced in reclaiming higher-grade TSF floors due to excessively wet areas due to high rainfall as well as challenges with higher grade clay material in the TSF floor areas.
At Kusasalethu gold sold decreased by 13.6% from 3,658 kilograms in fiscal 2025 to 3,159 kilograms in fiscal 2026 due to a decrease in the recovered grade of 7.8% from 6.67g/t to 6.15g/t. Ore milled decreased by 4.4% from 544,000 tonnes in fiscal
2025 to 520,000 tonnes in fiscal 2026. Production was periodically constrained by geological and mining-related challenges, which necessitated the unplanned redeployment of crews adversely impacting overall output.
At the dumps, gold sold decreased by 26.3% from 1,458 kilograms in fiscal 2025 to 1,075 kilograms in fiscal 2026. This was as a result of a decline in grade of 8.2% from 0.380g/t in fiscal 2025 to 0.349g/t in fiscal 2026 mainly as a result of milling constraints as a number of plants prioritised reef milling, with depletion of sources, delays in commissioning as well as finalising the conveyor belt from Loraine 1 waste rock dump to the Target Plant also contributing. Furthermore, the recovered grade was negatively impacted by lower delivered grades  from several sources as well as lower recoveries during the last six months of the year.
The Mponeng mine sold 9,503 kilograms of gold, a 9.1% decrease from the 10,454 kilograms sold in fiscal 2025, mainly due to a decrease of 5.3% in the recovered grade from 11.27g/t to 10.67g/t in fiscal 2026. This was as a result of mining grades easing from exceptionally high grades achieved in fiscal 2025 and various safety stoppages.

The decrease in gold sold by the Group was offset by the increase in gold sold as discussed below:
Tshepong North's gold sold increased by 37.2% from the 2,905 kilograms in fiscal 2025, to 3,986 kilograms, mainly due to an increase of 19.0% in the recovered grade from 4.31g/t to 5.13g/t in fiscal 2026, coupled with an increase in ore milled of
15.3%. Ore milled increased from 673,000 tonnes in fiscal 2025 to 776,000 tonnes in fiscal 2026.
Hidden Valley's gold sold increased by 16.9% from the 5,098 kilograms in fiscal 2025, to 5,960 kilograms, mainly due to an increase of 17.8% in the recovered grade from 1.35g/t to 1.59g/t in fiscal 2026.
Revenue – Copper
CSA contributed a total of R3.5 billion in copper revenue during fiscal 2026. Copper revenue from contracts with customers amounted to R3.4 billion in fiscal 2026, reflecting copper concentrate sales of 16,719 tonnes at an average realised copper price of US$5.62 per pound or US$12,399 per tonne. A favourable provisional pricing adjustment of R126 million relating to copper concentrate was also recognised within revenue during the year.
Revenue – By-products
Substantially all of the Group's silver is derived from the Hidden Valley mine in PNG. Silver revenue increased by 37.9%
from R1.8 billion in fiscal 2025 to R2.5 billion in fiscal 2026, driven by a 112.6% increase in the average silver price received to
US$66.34 per ounce in fiscal 2026 from US$31.20 per ounce in fiscal 2025. This was partially offset by silver sold decreasing
29.5% from 99,523kg in fiscal 2025 to 70,126kg in fiscal 2026. The decrease in silver sold reflects lower silver output at Hidden
Valley. The decrease was partially offset by the addition of by-product silver contained in the CSA copper concentrate of
R185 million following the MAC Copper acquisition and a favourable silver provisional pricing adjustment of R77 million.
Sales and customers
All of our gold produced in South Africa during fiscal 2024 to 2026 was refined by Rand Refinery Proprietary Limited
("Rand Refinery"). Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony held a
10.38% interest at 30 June 2026. All of our gold and silver produced in PNG during fiscal 2024 to 2026 was sold to the
Australian Bullion Corporation. The CSA copper concentrate, including contained silver, is sold under an offtake arrangement and is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises. The sales price is provisionally determined and is subject to final adjustment by reference to the applicable quotational period, see "Key factors affecting our results – Copper Concentrate Price, Provisional Pricing and
Streaming Arrangements" above.
Cost of sales
Cost of sales includes production costs, impairments/reversals, amortisation and depreciation and other items, including employment termination and restructuring costs. Cost of sales increased by 9.8% from R49.8 billion in fiscal 2025 to
R54.7 billion in fiscal 2026. Factors affecting the increase are discussed below.

Cash costs and all-in sustaining costs – Gold
The following table sets out, for our gold reportable segments, total kilograms produced and weighted average cash costs per kilogram and total kilograms sold and weighted average all-in sustaining costs per kilogram for fiscal 2025 and fiscal 2026:

	Year ended 30 June 2026				Year ended 30 June 2025 (Restated)				Percentage (increase)/ decrease
	Cash costs(1)		All-in sustaining costs(1)		Cash costs(1)		All-in sustaining costs(1)		Cash costs- kg	All-in sustaini ng costs- kg
	Produ ced- Kg	R/kg	Sold- Kg	R/kg	Produ ced- Kg	R/kg	Sold- Kg	R/kg
Gold
South Africa
Moab Khotsong .............	5,182	1,194,477	5,211	1,302,718	6,184	846,963	6,178	951,955	(41.0)	(36.8)
Mponeng.........................	9,561	834,795	9,503	957,526	10,370	675,351	10,454	804,307	(23.6)	(19.0)
Tshepong North .............	3,977	963,025	3,986	1,143,151	2,900	1,071,725	2,905	1,300,791	10.1	12.1
Tshepong South ............	2,541	1,308,370	2,533	1,563,665	2,739	1,073,777	2,737	1,258,086	(21.8)	(24.3)
Doornkop ........................	2,851	1,219,067	2,815	1,482,134	2,720	1,163,565	2,730	1,440,593	(4.8)	(2.9)
Joel ..................................	1,399	1,505,998	1,398	1,791,547	1,634	1,142,605	1,639	1,343,321	(31.8)	(33.4)
Target 1 ...........................	1,409	1,930,013	1,392	2,268,356	1,387	1,809,603	1,415	2,202,435	(6.7)	(3.0)
Kusasalethu ...................	3,198	1,407,929	3,159	1,576,000	3,629	1,091,327	3,658	1,254,661	(29.0)	(25.6)
Masimong .......................	1,562	1,475,458	1,563	1,530,548	1,478	1,330,370	1,483	1,448,902	(10.9)	(5.6)
MWS ...............................	2,680	917,667	2,670	998,921	2,996	736,108	3,057	794,566	(24.7)	(25.7)
All other surface operations .......................	4,200	936,897	4,228	1,118,885	4,879	809,959	4,839	888,992	(15.7)	(25.9)
International
Hidden Valley .................	5,904	214,049	5,960	658,503	5,107	458,928	5,098	868,228	53.4	24.2
Total gold kg ...................	44,464		44,418		46,023		46,193
Weighted average(2) ......		991,654		1,191,698		874,770		1,053,189	(13.4)	(13.2)
1Cash costs and all-in sustaining costs are non-GAAP measures. See “– Reconciliation of Non-GAAP Measures” below for definitions and reconciliations of these measures.
2The offsetting of the by-product income for management's reporting purposes has the effect of decreasing the cash costs and the all-in sustaining costs.
Our average gold cash costs increased by 13.4%, or R116,884 per kilogram, from R874,770 per kilogram in fiscal 2025 to R991,654 per kilogram in fiscal 2026. Cash costs per kilogram vary with the working costs per tonne (which are, in turn, affected by the number of tonnes processed) and grade of ore processed. Production costs increased by 12.3% from
R43.1 billion in fiscal 2025 to R48.4 billion in fiscal 2026, mainly due to inflationary increases on costs including labour, contractors and consumables as well as above-inflation increases on electricity. Further, the royalty expense increased due to higher revenue generated by the South African operations, which forms the basis for the calculation of South African mining tax royalties, as well as increasing rates used in the calculation. This was further impacted by the depletion of tax offsets due to increased profitability over the past two years.
At Joel, all-in sustaining cost increased by 33.4% from R1,343,321 per kilogram in fiscal 2025 to R1,791,547 per kilogram in fiscal 2026, driven by a 14.4% decrease in gold production to 1,399 kilograms from 1,634 kilograms, as well as production costs increasing by 12.9%. The production costs increase was mainly due to annual wage and electricity tariff increases as well as inflationary increases on consumables and contractors. MPRDA royalties increased by 120% during fiscal 2026 due to higher revenue and profits.
At Moab Khotsong, all-in sustaining cost increased by 36.8% from R951,955 per kilogram in fiscal 2025 to R1,302,718 per kilogram in fiscal 2026, mainly as a result of a 16.6% increase in production costs and a 16.2% decrease in gold production to
5,182 kilograms from 6,184 kilograms. The production costs increase was mainly due to annual wage and electricity tariff increases as well as inflationary increases on contractors. MPRDA royalties increased by 27% to R405 million due to higher revenue and profitability.

At Kusasalethu, all-in sustaining cost increased by 25.6% from R1,254,661 per kilogram in fiscal 2025 to R1,576,000 per kilogram in fiscal 2026, mainly as a result of an 11.9% decrease in gold production to 3,198 kilograms from 3,629 kilograms.
Production costs increased by 11.6% and were mainly due to annual wage and electricity tariff increases as well as significantly higher MPRDA royalties of R208 million, a 96% increase from fiscal 2025. Higher production costs were partially offset by lower sustaining capital, decreasing by 19.4%.
At Mponeng, all-in sustaining cost increased by 19% from R804,307 per kilogram in fiscal 2025 to R957,526 per kilogram in fiscal 2026, mainly due to an 11.4% increase in production costs and a 7.8% decrease in gold production to 9,561 kilograms from 10,370 kilograms. The production costs increase was mainly due to annual wage and electricity tariff increases as well as higher MPRDA royalties. Royalties increased by 45% as revenue and profits increased. Higher production costs were partially offset by lower sustaining capital, decreasing by 17.1%.
At Tshepong South, all-in sustaining cost increased by 24.3% to R1,563,665 per kilogram in fiscal 2026, compared with
R1,258,086 per kilogram in fiscal 2025, mainly due to higher production costs and lower gold production which decreased from
2,739 kilograms in fiscal 2025 to 2,541 kilograms in fiscal 2026. Production costs increased by 14.4% mainly due to annual wage and electricity tariff increases as well as an increase in the cost of consumables. MPRDA royalties increased by 127% due to higher revenue and profits, further contributing to the increase in cost.
At MWS, all-in sustaining cost increased year on year by 25.7% from R794,566 per kilogram in fiscal 2025 to R998,921 per kilogram in fiscal 2026. This was primarily as a result of a 10.5% increase in gold production and a 9.6% increase in production cost, mainly relating to annual wage and electricity tariff increases as well as an increase in the cost of consumables.
All other surface operations
At Dumps, all-in sustaining cost increased by 26.9% from R984,564 per kilogram in fiscal 2025 to R1,249,799 per kilogram in fiscal 2026. This was mainly due to a 27% decrease in gold production to 1,071 kilograms from 1,475 kilograms.
At Kalgold, all-in sustaining costs increased year on year by 37% from R1,120,104 per kilogram in fiscal 2025 to
R1,534,775 per kilogram in fiscal 2026. This was as a result of a decrease in gold production of 10% from 1,236 kilograms in fiscal 2025 to 1,109 kilograms in fiscal 2026 and an 8.9% increase in production costs. The production costs increase was mainly due to annual wage and electricity tariff increases as well as inflationary increases on contractors. MPRDA royalties increased by 36% due to higher revenue and profitability. Sustaining capital, mainly driven by deferred stripping, increased by
165% when compared to fiscal 2025.
Cash operating costs and C1 cash costs– Copper
The following table sets out, for our copper reportable segments, total tonnes produced and weighted average cash operating costs and total tonnes sold and weighted average C1 cash costs per tonne for fiscal 2026:

	Year ended 30 June 2026				Year ended 30 June 2025				Percentage (increase)/ decrease(1)
	Cash operating costs		C1 cash costs		Cash operating costs		C1 cash costs		Cash operating costs (t)	C1 cash costs (t)
	Produced (t)	US$/t	Sold (t)	US$/t	Produced (t)	US$/t	Sold (t)	US$/t
Copper
International
CSA .......................	18,207	5,434	16,719	5,450	—	—	—	—	—	—
Total Copper .........	18,207		16,719		—		—
1Harmony had no copper-producing operations in fiscal 2025; accordingly, no fiscal 2025 amounts or percentage changes are presented.
During fiscal 2026, CSA produced 18,207 tonnes of copper at a yield of 3.75%. Cash operating costs at CSA, net of by-product credits, amounted to R1.7 billion, equivalent to US$2.46 per pound or US$5,434 per tonne. After an inventory movement of R46 million, production costs (net of by-product credits) were R1.6 billion and C1 cash costs were US$2.47 per pound or US$5,450 per tonne in fiscal 2026. The acquisition of MAC Copper contributed R1.6 billion to the increase in costs.
CSA's cash operating costs are excluded from Harmony's all-in sustaining cost ("AISC") non-GAAP measure, as this is a gold mining–specific metric.
Amortisation and depreciation
Amortisation and depreciation increased from R5.0 billion in fiscal 2025 to R7.3 billion in fiscal 2026, primarily due to the assets acquired as part of the acquisition of MAC Copper, and a higher depreciable asset base at the South African operations following the commissioning of assets at the end of fiscal 2025, which resulted in increased depreciation being recorded for the year.
Impairment and reversal of impairment of assets
During fiscal 2026, we recorded a net reversal of impairment of property, plant and equipment of R2.8 billion. This comprised impairment reversals recognised in respect of the Tshepong North cash-generating unit ("CGU") of R941 million at
31 December 2025 and R635 million at 30 June 2026 (R1.6 billion in aggregate), as well as reversals recognised at
30 June 2026 in respect of the Tshepong South (R651 million), Kusasalethu (R266 million) and Doornkop (R286 million) CGUs.

The reversals reflect an increase in the estimated service potential of the affected CGUs, driven principally by an increase in our long-term US dollar gold price assumption from US$2,237 per ounce at 30 June 2025 to US$2,915 per ounce at
30 June 2026, and a corresponding increase in our long-term Rand gold price assumption from R1,334,000 per kilogram to
R1,650,000 per kilogram. See note 5 "Cost of sales" and note 14 "Property, plant and equipment" to our consolidated financial statements set forth beginning on page F-1.
We review and evaluate our mining assets for impairment and reversal of previously recognised impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable or that a previously recognised impairment loss has reversed. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. An impairment loss on an asset other than goodwill is reversed only where a change in the estimates used to determine its recoverable amount has increased the asset's estimated service potential, limited to the carrying amount
(net of depreciation or amortisation) that would have resulted had no impairment been recognised. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment and reversal of impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a CGU as each shaft is largely independent of the cash flows of other shafts and assets.
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected commodity prices
(considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed LOM plans. The significant assumptions in determining the future cash flows for each individual operating mine at 30 June 2026, apart from production cost and capitalised expenditure assumptions unique to each operation, included a gold price, copper price, silver price, exchange rate and resources multiples assumptions as follows:

	Fiscal Year Ended 30 June
	2026	2025
Gold price (US$/oz) ..................................................................................................................................	2,915	2,237
Copper price (US$/lb) ...............................................................................................................................	4.78	n/a
Silver price (US$/oz) .................................................................................................................................	38.90	n/a
Rand gold price (R/kg) .............................................................................................................................	1,650,000	1,334,000
Exchange rate (R/US$) ............................................................................................................................	17.60	18.54
Gold resources multiples (US$/oz) (Underground resources) ...........................................................
Measured ...................................................................................................................................................	16.50	n/a
Indicated .....................................................................................................................................................	9.00	n/a
Inferred .......................................................................................................................................................	3.60	n/a
Copper resources multiples (US$/lb) .....................................................................................................
Inferred .......................................................................................................................................................	0.21	n/a
Zinc resources multiples (US$/lb) ..........................................................................................................	0.06	n/a
The term “recoverable minerals” refers to the estimated amount of gold, copper or silver that will be obtained from proved and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and
Greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and
Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
Various factors could impact our ability to achieve our forecasted production schedules from proved and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment and reversal of impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proved and probable reserves have been identified, due to the lower level of confidence that the identified mineralised material can ultimately be mined economically. Assets classified as other mine-related exploration potential and Greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realised, due to the still lower level of geological confidence and economic modelling.
We determined reasonably possible changes in gold price assumptions of a 5.5% decrease (2025: 10.8%) and 29.9%
increase (2025: 29.1%). These changes were based on determining reasonably possible adjusted long-term US$ gold price assumptions using the standard deviation of market analysts’ forecasted long-term US$ gold price assumptions. These reasonably possible adjusted long-term US$ gold price forecasts were then compared to Harmony's long-term US$ gold price assumption. These reasonably possible changes in assumptions would not change the conclusions reached regarding the recognition of impairments or reversal of impairments. The quantum of the reversals is also not affected. We also determined reasonably possible changes in copper price assumptions of an 11.2% decrease and an 11.4% increase. These changes were based on determining reasonably possible adjusted long-term US$ copper price assumptions using the standard deviation of market analysts’ forecasted long-term US$ copper price assumptions. These reasonably possible adjusted long-term US$
copper price forecasts were then compared to Harmony’s long-term US$ copper price assumption. The increase in the copper price assumptions would have resulted in no impairments being recorded. An 11.2% decrease in the copper price assumptions
(with all other variables held constant) would have resulted in a R4.4 billion post-tax impairment being recorded as at
30 June 2026 for CSA.
No impairment charge was recorded in fiscal 2025.
Share-based payments cost
Share-based payments costs increased in fiscal 2026 to R601 million (2025: R573 million). The increase was as a result of the Management Deferred Share Plan.
Income statement items other than revenue and cost of sales
Corporate, administration and other expenditure
Corporate, administration and other expenditure increased to R2.0 billion in fiscal 2026 from R1.6 billion in fiscal 2025 principally as a result of annual inflationary increases, higher annual incentive expense and costs of R94 million associated with the integration of the acquired assets into Harmony's existing structures and systems. These integration-related costs comprised project management and consultancy fees.
Gains/losses on derivatives
Losses on derivatives amounted to R898 million in fiscal 2026, compared to losses of R59 million in fiscal 2025. Gains/
losses on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes or where hedge accounting has been discontinued, the amortisation of day-one gains and losses for derivatives and the hedging ineffectiveness. The day-one adjustment arises from the difference between the contract price and market price on the day of the transaction. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day-one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract/zero cost collar contract versus the sale of an equivalent quantity of gold in the open market.
Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. Factors affecting gains/losses on derivatives are discussed below.
(a) Foreign exchange derivatives
Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rand, and forward exchange contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in the income statement. In fiscal 2026, a gain amounting to
R243 million (2025: R235 million) was recorded.
(b) US$ commodity contracts
Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts, US$ gold zero cost collars and silver zero cost collars which establish a minimum (floor) and maximum (cap) commodity sales price. During fiscal 2026, US$ copper swaps were recognised as part of the MAC Copper acquisition and were entered into to hedge the copper price risk related to the copper production at CSA.
Hedge accounting has been applied to all US$ gold contracts and these are shown separately from the silver zero cost collars and the US$ copper swaps that are not hedge accounted. Losses of R1.4 billion were recognised in revenue for fiscal 2026 compared to R506 million in fiscal 2025. During fiscal 2026 and 2025 a negligible amount of hedge ineffectiveness was experienced. The gains and losses for the silver zero cost collars and copper swaps are recorded in gains/(losses) on derivatives in the income statement. In fiscal 2026, losses on derivatives of R901 million relating to the silver zero cost collars were recorded in the income statement, compared to losses of R150 million in fiscal 2025. Losses of R58 million relating to the copper swaps were recorded in fiscal 2026 following the acquisition of MAC Copper. The copper swaps were fully settled at
30June 2026.
(c) Rand gold contracts
Harmony maintains a derivative programme for some of the South African companies by entering into commodity derivative contracts. The contracts comprise forward sale contracts and zero cost collars. Hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income
(other reserves). The contracts that matured realised losses of R4.1 billion in fiscal 2025 compared to a loss of R8.2 billion in fiscal 2026, which has been included in revenue.
During fiscal 2026 and 2025 a negligible amount of hedge ineffectiveness was experienced.
Foreign exchange translation gain/(loss)
A foreign exchange translation gain of R866 million was recognised in fiscal 2026, compared with a loss of R107 million in fiscal 2025. The gain was driven primarily by the translation of increased US dollar borrowings as the Rand strengthened against the US dollar, partially offset by losses on other items.
Remeasurement of contingent consideration
The contingent consideration liability comprises the contingent portion of consideration transferred for the acquisition of the
Mponeng operations and related assets and Eva Copper. The contingent consideration liabilities associated with CSA, which includes the NSR royalty and copper price‑linked contingent consideration, existed prior to Harmony's acquisition of MAC
Copper and originated with MAC Copper's acquisition of CSA from Glencore on 15 June 2023.

The contingent consideration for Mponeng remeasurement for both above and below infrastructure during fiscal 2026 amounted to R56 million and R427 million in fiscal 2025, mainly reflecting the changes in the production profile.
The remeasurement of the contingent consideration for Eva Copper in fiscal 2026 amounted to R64 million and
R403 million in fiscal 2025. The decrease in fiscal 2026 compared with fiscal 2025 was mainly due to the declaration of additional Mineral Resources in fiscal 2025. No additional Mineral Resources were declared in fiscal 2026.
The remeasurement of the copper price‑linked contingent consideration amounted to R163 million in fiscal 2026, while the remeasurement of the NSR royalty contingent consideration amounted to R350 million.
Fair value movements on streaming
During fiscal 2026, we recognised a fair value loss on streaming arrangements of R854 million, reflecting movements in the fair value of the embedded copper and silver derivatives during the period. At 30 June 2026, the copper compound derivative and silver derivative were valued at R147 million and R525 million, respectively, forming part of total streaming contract liabilities of R5.7 billion.
Other operating expenses
Other operating expenses increased to R429 million in fiscal 2026 from R289 million in fiscal 2025 principally as a result of an increase in the provision for bad debts allowance to R50 million in fiscal 2026, compared to a credit of R19 million in fiscal
2025.
Acquisition-related costs
Acquisition-related costs increased to R1.4 billion in fiscal 2026 from R40 million in fiscal 2025. The costs incurred in fiscal
2026 related to the acquisition of MAC Copper, including stamp duty, legal and advisory fees. The costs incurred in fiscal 2025 were primarily associated with activities undertaken in anticipation of the acquisition.
Investment income
During fiscal 2026 investment income amounted to R1.4 billion compared to R1.5 billion in fiscal 2025. The decrease was mainly driven by lower mark-to-market gains on equity-linked deposits resulting from weaker market performance during fiscal
2026.
Finance costs
During fiscal 2026 finance costs amounted to R1.9 billion compared to R698 million in fiscal 2025. The increase was primarily attributable to borrowings incurred to fund the acquisition of MAC Copper and the inclusion of finance costs associated with streaming arrangement liabilities acquired as part of the transaction.
Income and mining taxes
In fiscal 2026, the tax rates for South African companies remained 33% for mining income and 27% for non-mining income. The income tax rate remained 30% for Australian companies and PNG mining companies.
Harmony’s effective income and mining tax rates for fiscal 2025 (restated) and 2026 are presented in the table below:

	Fiscal year ended 30 June
Income and mining tax	2026	2025 (Restated)
Effective income and mining tax rate ........................................................................................................	23%	31%
The effective tax rate for fiscal 2026 was lower than the mining statutory tax rate of 33% for Harmony and our subsidiaries as a whole. This is mainly due to capital allowances, utilisation of deferred tax assets not previously recognised and recognition of previously unrecognised deferred tax asset. Refer to note 11 "Taxation" to our consolidated financial statements beginning on page F-1 for further detail.
During fiscal 2026, taxation amounted to R8.9 billion, compared to R6.6 billion in fiscal 2025. The increase was mainly as a result of higher mining tax charges at the Group’s South African operations, reflecting the higher gold price realised during fiscal
2026, which increased taxable mining profits across the portfolio. The South African mining tax expense increased to R7.8 billion in fiscal 2026 from R4.0 billion in fiscal 2025. In addition, international income taxes of R965 million were recognised for the first time in fiscal 2026, mainly relating to the Group’s PNG and Australian operations following the acquisition of MAC Copper. This increase was partially offset by the recognition of a net deferred tax credit of R185 million in fiscal 2026, compared to a net deferred tax expense of R2.5 billion in fiscal 2025. The principal items reconciling the tax expense at the 33% statutory mining tax rate to the reported tax expense were:
•Increase of temporary differences related to the carrying value of South African property, plant and equipment resulted in an increase of R1.6 billion in the deferred tax expense (2025: R1.1 billion);
•Unwinding of temporary differences related to the utilisation of unredeemed capital expenditure and assessed loss balances resulted in an increase of R1.9 billion in the deferred tax expense (2025: R167 million) and a decrease of
R1.3 billion (2025: R17 million increase) in the deferred tax expense, respectively;
•The change in deferred tax rates of the Group’s South African entities, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R786 million
(2025: R1.1 billion); and

•previously unrecognised deferred tax assets of R1.1 billion and R1.5 billion were recognised by Morobe Consolidated
Goldfields Limited and HGA, respectively, reducing the tax expense by R2.6 billion (2025: nil).
Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-
fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the LOM plan for that operation, which is based on parameters such as the Group’s long-term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognise temporary differences at these operations. The movement in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from the movement in the effective deferred tax rate at Harmony
(includes Masimong and Harmony's portion of the Doornkop Joint Venture (Harmony Company)), Freegold (includes Joel,
Tshepong North and Tshepong South), Moab Khotsong, Mponeng, REL (includes Doornkop and Kusasalethu), Kalahari
Goldridge and Chemwes (includes MWS).
The deferred income tax rates changed significantly for the following entities:

	Fiscal year ended 30 June
Deferred tax rates	2026	2025 (Restated)
Harmony	23.8	20.3
Freegold (Harmony) Proprietary Limited ("Freegold")	19.6	17.2
Harmony Moab Khotsong Operations Proprietary Limited	23.6	21.2
Golden Core Trade and Invest Proprietary Limited	21.0	17.2
REL	20.3	15.7
Kalahari Goldridge	27.7	26.2
Chemwes	28.9	26.3
South Africa
Generally, South Africa imposes tax on worldwide income (including capital gains) of all our South African incorporated tax resident entities at a rate of 27% (2025: 27%) on non-mining income. The South African entities pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a gold mining formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa.
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
However, this was amended from fiscal 2023 and remained unchanged in fiscal 2026. Assessed losses utilised are limited to the higher of R1 million or 80% of taxable income, and the balance remaining will be carried forward to the following year of assessment. This essentially results in a minimum taxable income of 20%. The restriction on utilising losses has been made on the basis that the calculation of the assessed loss restriction must be determined before any capital expenditure is deducted.
South Africa has a Controlled Foreign Company regime that effectively attributes certain types of passive income derived by offshore subsidiaries and imputes that income as deemed taxable income as if it had been derived in South Africa under
South African tax rules.
Australia
Generally, Australia imposes tax on the worldwide income (including capital gains) of all our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%.
HGA and its wholly-owned Australian subsidiary companies are recognised and taxed as a single entity for income tax purposes, called a consolidated Group. Under the Australian Tax Consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, HGA. As a result, inter-company transactions between group members are generally ignored for tax purposes. This allows the Group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by HGA.
Papua New Guinea
PNG mining projects are taxed on a project basis. Therefore, each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. PNG mining companies are subject to corporate income tax at
30%. Mining operations in PNG are currently subject to a 2% royalty and 0.5% Production Levy which are payable to the PNG
Government.

Operating Performance per Segment
For a further discussion on operating performance on a segment basis, refer to “– Delivering profitable ounces –
Performance by operation” on pages 29 to 67 of the Integrated Annual Report for the 20-F 2026. Also refer to note 40 “Segment report” to our consolidated financial statements set forth beginning on page F-1.
Reconciliation of Non-GAAP Measures
The World Gold Council ("WGC") published revised industry guidance in November 2018 on the calculation of “all-in sustaining costs” and “all-in cost”. These measures were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we disclose these measures. The all-in sustaining cost measure is an extension of the cash cost measure (referenced below) and incorporates costs related to sustaining production. We use adjusted free cash flow as a liquidity measure.
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
For our copper operation, cash operating costs consist of the cash production costs incurred at CSA, net of by-product credits and before movements in production inventories. Cash operating costs exclude depreciation and amortisation, capital development costs and other capital expenditures. Cash operating costs per pound or tonne are calculated by dividing cash operating costs by the pounds or tonnes of copper produced during the period.
C1 cash costs are a separate non-GAAP performance measure used to assess the operating efficiency of our copper operations. C1 cash costs include operating costs incurred in mining and processing copper, site general and administrative costs, freight, treatment and refining charges and other realisation and selling costs; are adjusted for movements in copper concentrate inventories; and are reduced by silver and other by-product credits. C1 cash costs exclude depreciation and amortisation, capital expenditures, rates and royalties, finance costs and income taxes. C1 cash costs per pound or tonne are calculated by dividing C1 cash costs by the pounds or tonnes of copper produced during the period.
Management uses cash operating costs to monitor the cash production costs of CSA and C1 cash costs to evaluate the mine’s operating efficiency over time and against other copper operations. Because the calculation of these measures may vary among mining companies, they may not be comparable to similarly titled measures reported by other companies. Cash operating costs and C1 cash costs are separate measures and should not be used interchangeably.
All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: LED expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development ("OCD") expenditure and rehabilitation accretion and amortisation for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation. Depreciation costs are excluded.
Adjusted free cash flows are determined as cash generated by operating activities after deducting capital expenditure and adjusting for the effects of once-off transactions (for example acquisition costs).
Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the
Rand and the US dollar and, in the case of the PNG operations, the Kina.

While recognising the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce/kilogram produced by maintaining our low total cost structure at our existing operations. We have implemented a management structure and philosophy that is focused on reducing management and administrative costs.
The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to cost of sales, the most directly comparable IFRS measure:

	Fiscal year ended 30 June
	2026	2025 (Restated)
	(in R million, except for ounce/ kilogram amounts)
Cost of sales .......................................................................................................................................	54,656	49,766
Amortisation and depreciation .........................................................................................................	(7,336)	(4,979)
Rehabilitation expenditure ................................................................................................................	(98)	(142)
Care and maintenance costs of restructured shafts .....................................................................	(328)	(380)
Employment termination and restructuring costs ..........................................................................	(105)	(200)
Share-based payments .....................................................................................................................	(601)	(573)
Reversal of impairment of assets ....................................................................................................	2,779	—
Toll treatment costs ............................................................................................................................	(533)	(368)
By-products credits ............................................................................................................................	(2,723)	(2,631)
Stripping activities ..............................................................................................................................	1,171	730
Local economic development expenditure ....................................................................................	150	139
Corporate, administration and other expenditure costs ...............................................................	1,385	1,191
Copper-related cash costs[1] ..............................................................................................................	(1,978)	—
Capital expenditure (OCD) ...............................................................................................................	2,938	2,741
Capital expenditure (exploration, abnormal expenditure and shaft capital) .............................	3,167	2,821
Other ....................................................................................................................................................	390	534

Total all-in sustaining costs ...............................................................................................................	52,934	48,649
Per kilogram calculation:
Kilogram sold ......................................................................................................................................	44,418	46,193
Total all-in sustaining costs per kilogram ........................................................................................	1,191,698	1,053,189

Total all-in sustaining costs (US$ million) .......................................................................................	3,135	2,681
Per ounce calculation:
Ounces sold ........................................................................................................................................	1,428,071	1,485,136
Total all-in sustaining costs per ounce ............................................................................................	2,195	1,804
1Copper costs related to production at CSA are excluded as all-in sustaining costs is a gold mining metric.

The following is a reconciliation of total cash costs, as a non-GAAP measure, to cost of sales, the most directly comparable
IFRS measure:

	Fiscal year ended 30 June
	2026	2025 (Restated)
	(in R million, except for ounce/ kilogram amounts)
Cost of sales .......................................................................................................................................	54,656	49,766
Amortisation and depreciation .........................................................................................................	(7,336)	(4,979)
Rehabilitation expenditure ................................................................................................................	(98)	(142)
Care and maintenance costs of restructured shafts .....................................................................	(328)	(380)
Employment termination and restructuring costs ..........................................................................	(105)	(200)
Share-based payments .....................................................................................................................	(601)	(573)
Reversals of impairment of assets ..................................................................................................	2,779	—
By-product credits ..............................................................................................................................	(2,723)	(2,631)
Copper-related cash costs[1] ..............................................................................................................	(1,978)	—
Gold and uranium inventory movement .........................................................................................	345	(258)
Other ....................................................................................................................................................	(519)	(343)

Total cash costs ..................................................................................................................................	44,092	40,260
Per kilogram calculation:
Kilograms produced ...........................................................................................................................	44,464	46,023
Total cash costs per kilogram ...........................................................................................................	991,654	874,770

Total cash costs (US$ million) ..........................................................................................................	2,611	2,218
Per ounce calculation: .......................................................................................................................
Ounces produced ...............................................................................................................................	1,429,551	1,479,671
Total cash costs per ounce ...............................................................................................................	1,826	1,499
1Copper-related cash costs are excluded because the total cash-cost measure presented in this table relates only to our gold operations. The non-GAAP cost measures applicable to CSA are cash operating costs and C1 cash costs, which are separately defined and reconciled below.
The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to cash generated by operating activities, the most directly comparable IFRS measure:

	Fiscal year ended 30 June
	2026	2025 (Restated)
	(in R million)
Cash generated by operating activities ..........................................................................................	33,614	22,647
Additions to property, plant and equipment ...................................................................................	(17,845)	(11,855)
Acquisition-related costs ...................................................................................................................	1,379	—
Post retirement obligation settlement .............................................................................................	—	350

Total adjusted free cash flows ..........................................................................................................	17,148	11,142

The following is a reconciliation of total C1 cash costs, as a non-GAAP measure, to cost of sales, the most directly comparable IFRS measure:

	Fiscal year ended 30 June
	2026	2025[1]
	(in R million, except for pounds/ tonnes amounts)
Cost of sales .......................................................................................................................................	54,656	—
Amortisation and depreciation .........................................................................................................	(7,336)	—
Rehabilitation expenditure ................................................................................................................	(98)	—
Care and maintenance costs of restructured shafts .....................................................................	(328)	—
Employment termination and restructuring costs ..........................................................................	(105)	—
Share-based payments .....................................................................................................................	(601)	—
Reversals of impairment of assets ..................................................................................................	2,779	—
Gold-related by-product credits .......................................................................................................	(2,723)	—
Gold-related cash costs[2] ...................................................................................................................	(44,092)	—
Gold and uranium inventory movement .........................................................................................	345	—
Other ....................................................................................................................................................	(519)	—
Copper-related by-product credits ...................................................................................................	(261)	—
Copper inventory movements ..........................................................................................................	(46)	—
Royalty expense .................................................................................................................................	(132)
Refinery and transport charges .......................................................................................................	103

Total C1 cash costs ............................................................................................................................	1,642	—
Total C1 cash costs (US$ million) ....................................................................................................	99	—

Per tonne calculation:
Copper produced (t) ..........................................................................................................................	18,207	—
Total C1 cash costs per tonne ..........................................................................................................	5,450	—

Per pound calculation: .......................................................................................................................
Pounds produced (lbs'000) ...............................................................................................................	40,140	—
Total C1 cash costs per pound ........................................................................................................	2.47	—
1Information for fiscal 2025 has not been presented as the Group did not have any copper-producing operations during that year and the related balances pertained to our gold operations.
2 Gold-related cash costs are excluded because the total C1 cash cost measure presented in this table relates only to our copper operations.

The following is a reconciliation of cash operating costs, as a non-GAAP measure, to cost of sales, the most directly comparable IFRS measure:

	Fiscal year ended 30 June
	2026	2025[1]
	(in R million, except for pounds/ tonnes amounts)
Cost of sales .......................................................................................................................................	54,656	—
Amortisation and depreciation .........................................................................................................	(7,336)	—
Rehabilitation expenditure ................................................................................................................	(98)	—
Care and maintenance costs of restructured shafts .....................................................................	(328)	—
Employment termination and restructuring costs ..........................................................................	(105)	—
Share-based payments .....................................................................................................................	(601)	—
Reversals of impairment of assets ..................................................................................................	2,779	—
Gold related by-product credits ........................................................................................................	(2,723)	—
Gold-related cash costs[2] ...................................................................................................................	(44,092)	—
Gold and uranium inventory movement .........................................................................................	345	—
Other ....................................................................................................................................................	(519)	—
Copper-related by-product credits ...................................................................................................	(261)	—
Copper inventory movements ..........................................................................................................	(46)	—

Total cash operating costs ................................................................................................................	1,671	—
Total cash operating costs (US$ million) ........................................................................................	99	—

Per tonne calculation:
Copper produced (t) ..........................................................................................................................	18,207	—
Total cash operating costs per tonne ..............................................................................................	5,434	—

Per pound calculation: .......................................................................................................................
Pounds produced (lbs'000) ...............................................................................................................	40,140	—
Total cash operating costs per pound .............................................................................................	2.46	—
1Information for fiscal 2025 has not been presented as the Group did not have any copper-producing operations during that year and the related balances pertained to our gold operations.
2 Gold-related cash costs are excluded because the total cash operating cost measure presented in this table relates only to our copper operation.
Within this report, our discussion and analysis is focused on the all-in sustaining costs, total cash costs, adjusted free cash flows and C1 cash costs measures.
Restatement of prior-year comparatives
As described in note 38 “Restatement of comparative information” to our consolidated financial statements set forth beginning on page F-1, the fiscal 2024 and fiscal 2025 comparatives have been restated. During fiscal 2026, management identified a misalignment in algorithm parameters in the mine planning and scheduling programme used at the Tshepong North,
Tshepong South and Doornkop operations. This misalignment of algorithm parameters occurred during fiscal 2019 with the implementation of the programme for these three operations. No other operations were affected by this misalignment. The misalignment resulted in the overstatement of scheduled square metres mined in the LOM plan, which affected stated amounts of tonnes milled and kilograms produced. Because the scheduling outputs feed into the reserve declaration process, this overstatement led to an overstatement of declared Mineral Reserves, notwithstanding that the underlying geological model and
Mineral Resource estimates remained unchanged and unaffected by the misalignment. The misalignment only pertained to forecasted production as included in LOM plans, and did not impact actual production results or declared Mineral Resources since fiscal 2019. This resulted in understated units-of-production depreciation from fiscal 2020 onwards and errors in deferred taxation.
During fiscal 2026, management also identified a prior-period error in the timing of recognition of the Group’s payroll provisions and accruals. These amounts had been recorded in the financial year when the payments were made, rather than in the reporting period in which the relevant constructive obligation existed.
The restatements did not affect revenue, gold sold, realised gold prices, and had no effect on the Group's cash flow statement. Net profit for the year, net profit attributable to owners of the parent and basic and diluted earnings per share for fiscal 2025 are unchanged from the amounts previously reported. For fiscal 2025, a R140 million reduction in net profit from correcting the mine planning error was offset by a R140 million increase in net profit from correcting the payroll error. For fiscal
2024, correcting the payroll error reduced net profit by R405 million, partly offset by a R14 million increase from correcting the mine planning error.

The restatements do, however, result in a change to a number of the fiscal 2024 amounts and the fiscal 2025 year-on-year comparisons discussed in Item 5 of our 2025 annual report on Form 20-F. Those comparisons are updated below and supersede the corresponding discussion in that filing:

	Fiscal year ended 30 June 2025			Fiscal year ended 30 June 2024
	As previously reported	As restated	Adjustments	As previously reported	As restated	Adjustments
	(in R'million)			(in R'million)
Operating profit (a) ......................................	20,357	20,330	(27)	11,676	11,144	(532)
Profit before taxation (b) .............................	21,206	21,179	(27)	11,770	11,238	(532)
Taxation .........................................................	(6,658)	(6,631)	27	(3,082)	(2,941)	141
Net profit for the year (c) ............................	14,548	14,548	—	8,688	8,297	(391)
Profit attributable to owners of the parent ............................................................	14,384	14,384	—	8,587	8,196	(391)
Basic earnings per share (cents) (d) ........	2,313	2,313	—	1,386	1,323	(63)
Diluted earnings per share (cents) (e) .....	2,288	2,288	—	1,364	1,302	(62)
Effect on fiscal year 2025:
(a)Growth in fiscal 2025 operating profit becomes 82.4%, rather than the 74.3% previously reported.
(b)Growth in fiscal 2025 profit before taxation becomes 88.5%, rather than the 80.2% previously reported.
(c)Growth in fiscal 2025 net profit for the year becomes 75.3%, rather than the 67.4% previously reported.
(d)Growth in fiscal 2025 basic earnings per share becomes 74.8%, rather than the 66.9% previously reported.
(e)Growth in fiscal 2025 diluted earnings per share becomes 75.7%, rather than the 67.7% previously reported.
On a restated basis, gross profit increased by 72.7%, from R14.0 billion in fiscal 2024 to R24.1 billion in fiscal 2025, and gross profit as a percentage of revenue increased from 22.8% to 32.7%. The improvement continued to reflect the higher realised gold price and the absence of the R2.8 billion impairment charge recognised in fiscal 2024, partly offset by lower gold sales volumes and higher costs. The corrections reduced gross profit by R176 million in fiscal 2024 and R131 million in fiscal
2025.
Cost of sales for fiscal 2025 has been restated from R49.6 billion to R49.8 billion. Production costs for fiscal 2025 have been restated from R43.2 billion to R43.1 billion. Amortisation and depreciation for fiscal 2025 has been restated from
R4.8 billion to R5.0 billion. Cost of sales for fiscal 2024 has been restated from R47.2 billion to R47.4 billion. Production costs for fiscal 2024 have been restated from R38.9 billion to R39.0 billion. Amortisation and depreciation for fiscal 2024 has been restated from R4.6 billion to R4.7 billion. Total all-in sustaining costs per kilogram for fiscal 2025 has been restated from
R1,054,346 to R1,053,189, and total all-in sustaining costs per ounce has been restated from US$1,806 to US$1,804. Total cash costs per kilogram for fiscal 2025 has been restated from R874,901 to R874,770; the cash costs per ounce previously reported for fiscal 2025 are unchanged at US$1,499 after rounding. Cost of sales for fiscal 2025 increased by 5.0% on the restated fiscal 2024 comparative, compared with the 5.1% previously reported.
On a restated basis, production costs increased by 10.7% between fiscal 2024 and fiscal 2025, compared with the 10.9%
previously reported, and amortisation and depreciation increased by 4.9%, compared with the 4.3% previously reported. The mine planning correction increased depreciation by R104 million in fiscal 2024 and R137 million in fiscal 2025. The payroll correction also affects the previously reported fiscal 2025 versus fiscal 2024 cash-cost and all-in sustaining cost comparisons, but does not change the trend of higher costs per kilogram, reflecting inflationary cost pressures, higher royalties and lower gold production, with higher sustaining capital expenditure also contributing to all-in sustaining costs.
In addition, the discussion of corporate, administration and other expenditure in our 2025 annual report on Form 20-F described an increase of 27.3%, from R1.3 billion in fiscal 2024 to R1.6 billion in fiscal 2025, attributed principally to annual inflationary increases and higher annual incentives. On a restated basis, corporate, administration and other expenditure was
R1.6 billion in fiscal 2024 and R1.6 billion in fiscal 2025, an increase of 0.4%. The previously reported movement, and the explanation given for it, reflected the timing of recognition of payroll-related provisions and accruals that has since been corrected, and should no longer be relied upon.
Other operating expenses have been restated from R195 million to R252 million for fiscal 2024 and from R346 million to
R289 million for fiscal 2025, a net increase of 14.7% rather than the 77.4% previously reported.
Taxation expense increased by 125.5%, from R2,941 million in fiscal 2024 to R6,631 million in fiscal 2025, on a restated
basis, principally reflecting higher mining tax arising from the higher realised gold price and increased profitability. The corrections reduced deferred tax expense by R141 million in fiscal 2024 and R27 million in fiscal 2025. The restated effective income and mining tax rates were 26.2% for fiscal 2024 and 31.3% for fiscal 2025.

The deferred income tax rates applied at 30 June 2024 have been restated, reflecting the revised production profile and the consequent change in the estimated future profitability of the affected ring-fenced mines:

	Fiscal year ended 30 June 2024
Deferred tax rates	As previously reported	As restated
Harmony	26.4%	25.4%
Freegold	12.6%	11.7%
REL	12.3%	9.9%
The restatements also affected the balance sheet at 30 June 2025. Property, plant and equipment has been restated from
R48.3 billion to R47.6 billion, deferred tax assets from R114 million to R126 million, retained earnings from R14.6 billion to
R13.3 billion, deferred tax liabilities from R4.5 billion to R4.2 billion and trade and other payables from R6.7 billion to R7.6 billion.
The increase in trade and other payables reduced net current assets at 30 June 2025 by R972 million compared with the amounts previously reported. These restatements did not affect the Group’s liquidity, borrowings, capital commitments or compliance with debt covenants for fiscal 2025, and had no impact on the Group's cash flow statement.
The restatements also affected the balance sheet at 30 June 2024. Property, plant and equipment has been restated from
R41.3 billion to R40.8 billion, deferred tax assets from R140 million to R156 million, retained earnings from R2.2 billion to
R945 million, deferred tax liabilities from R3.0 billion to R2.7 billion and trade and other payables from R5.5 billion to R6.6 billion.
The increase in trade and other payables reduced net current assets at 30 June 2024 by R1,082 million compared with the amounts previously reported. These restatements did not affect the Group’s liquidity, borrowings, capital commitments or compliance with debt covenants for fiscal 2024, and had no impact on the Group's cash flow statement.
See Item 3D: “Key Information – Risk Factors” and Item 15: “Controls and Procedures”.

B. LIQUIDITY AND CAPITAL RESOURCES
At 30 June 2026, current liabilities of R24.3 billion exceeded current assets of R20.4 billion, primarily due to short-term interest-bearing borrowings of R9.5 billion maturing within the next 12 months. In June 2026, the Group finalised the refinancing of its existing debt facilities and secured new committed facilities totalling R20.9 billion, with maturities extending to
December 2032. Management believes that these facilities, together with cash generated from operations, will be sufficient to fund its contractual obligations, debt service requirements and working capital needs as they become due. At 30 June 2026, the
Group was in compliance with all applicable financial covenant requirements. See "– Outstanding Credit Facilities, Refinancing
and Other Borrowings – Refinancing" below and note 30 "Borrowings" and note 39 "Subsequent events" to the consolidated financial statements set forth beginning on page F-1.
We moved from a net cash position of R11.1 billion at the end of fiscal 2025 to a net debt position of R852 million at the end of fiscal 2026 following the all-cash acquisition of MAC Copper.
We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us, except for PNG where certain distributions are subject to Internal Revenue Commission tax clearance certificate approval and/or dividend withholding tax. During the periods presented, we funded our operations and our short- and long-term liquidity requirements through cash generated from operations and credit facilities and other borrowings.
Harmony intends to finance its capital expenditure, other purchase obligations and debt repayment requirements in 2027 from cash on hand, cash flow from operations, and existing credit facilities.

	Fiscal year ended 30 June
	2026	2025
	(in R million)
Operating cash flows .........................................................................................................................	33,614	22,647
Investing cash flows ..........................................................................................................................	(37,385)	(11,955)
Financing cash flows .........................................................................................................................	(340)	(2,215)
Foreign exchange differences ..........................................................................................................	(366)	(69)

Total cash flows ..................................................................................................................................	(4,477)	8,408
Cash flows from operating activities
Net cash generated by operations is primarily affected by the quantities of gold and copper sold, the gold and copper price, the Rand/US$ exchange rate, cash costs per ounce, C1 costs and, in the case of the international operations, the Australian dollar and PNG Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity.
Net cash generated by operations increased from R22.6 billion in fiscal 2025 to R33.6 billion in fiscal 2026. This increase is mainly due to higher revenue generated through the year as a result of higher gold prices received. The increase was slightly offset by the increase in production costs.
Income and mining tax paid in fiscal 2026 amounted to R8.2 billion, and R4.3 billion in fiscal 2025.
Payments of contingent consideration in excess of the initial fair value of R577 million were made during fiscal 2026 relating to contingent consideration for Mponeng, Eva Copper and MAC Copper copper-linked contingent consideration.
Cash flows from investing activities
Net cash utilised by investing activities increased from R12.0 billion in fiscal 2025 to R37.4 billion in fiscal 2026. The increase of R25.4 billion was primarily due to consideration paid of R17.1 billion for the MAC Copper acquisition.
Additions to property, plant and equipment increased by R6.0 billion to R17.8 billion in fiscal 2026 from R11.9 billion in fiscal 2025, driven by projects at Moab and Mponeng as well as construction and development activities at Eva Copper.
Payments of contingent consideration relating to the initial fair value increased from R338 million in fiscal 2025 to
R2.5 billion in fiscal 2026, mainly due to the inclusion of payments relating to the MAC Copper copper price‑linked and MAC
Copper NSR contingent consideration.
Cash flows from financing activities
Financing activities utilised R2.2 billion in fiscal 2025, compared to R340 million in fiscal 2026. The decrease in net cash used in financing activities was principally due to significantly higher borrowings raised during fiscal 2026, mainly to fund the acquisition of MAC Copper, partially offset by higher dividends paid and lease payments.
In fiscal 2026, borrowings raised amounted to R18.5 billion compared to R226 million in fiscal 2025, while borrowings repaid amounted to R14.0 billion compared to R50 million in fiscal 2025. This resulted in a net inflow from borrowings of
R4.5 billion in fiscal 2026 compared to R176 million in fiscal 2025.

In fiscal 2026, a total dividend of R4.5 billion (2025: R2.1 billion) was paid. The 2026 amount includes the final dividend of
155 SA cents per share for the 2025 year, amounting to R986 million paid on 13 October 2025 and the interim ordinary dividend of 530 SA cents per share for the 2026 year, amounting to R3.4 billion paid on 28 April 2026. The 2025 amount included the final dividend of 94 SA cents per share for the 2024 year amounting to R596 million paid on 14 October 2024 and the interim ordinary dividend of 227 SA cents per share for the 2025 year amounting to R1.4 billion paid on 14 April 2025.
See note 30 “Borrowings", note 32 “Additional cash flow information” and note 39 "Subsequent events" to our consolidated financial statements set forth beginning on page F-1.
Outstanding Credit Facilities, Refinancing and Other Borrowings
Outstanding Credit Facilities
R1.5 Billion Green Term Loan
On 25 May 2022, Harmony concluded a R1.5 billion six- and a- half-year term green loan facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the "R1.5 Billion Green Term Loan"). The terms of the R1.5 Billion Green
Term Loan provide that amounts borrowed may be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R1.5 Billion Green Term Loan became available in four quarterly increments of R375 million starting in
November 2022.
During fiscal 2026, no drawdown was made and R176 million was repaid. The balance of the facility was no longer available from 31 December 2024.
The key terms of the R1.5 Billion Green Term Loan are:
Term facility:R1.5 billion
Margin:2.65% over 3-month Johannesburg Interbank Average Rate ("JIBAR")
Maturity:Six and a half years (November 2028)
Security:Unsecured
R2.5 Billion Syndicated Revolving Credit Facility
On 25 May 2022 Harmony concluded a R2.5 billion sustainability-linked revolving credit facility with a syndicate of banks led by ABSA Bank Limited and Nedbank Limited (the "R2.5 Billion Syndicated Revolving Credit Facility"). Under the terms of the R2.5 Billion Syndicated Revolving Credit Facility all amounts borrowed must be used (i) in repayment of the R2 billion four-
year syndicated term loan and revolving credit facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group. In March 2024 a 12-month extension to the maturity date was granted to May 2027.
At 30 June 2026, no draw down or repayment was made and the full amount on the R2.5 Billion Syndicated Revolving
Credit Facility was available.
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
During fiscal 2026, US$200 million was drawn down and no repayment was made. At 30 June 2026, US$100 million was available under the US$400 Million Syndicated Facility.
The key terms of the US$400 Million Syndicated Facility are:
Term facility:US$100 million
Revolving facility:US$300 million
Margin on term facility:2.85% over Secured Overnight Financing Rate (''SOFR'')
Margin on revolving facility:2.70% over SOFR
Maturity:Five years (May 2027)
Security:Unsecured

The R2.5 Billion Syndicated Revolving Credit Facility and the US$400 Million Syndicated Facility are both sustainability-
linked facilities. These facilities are linked to certain key performance indicators ("ESG KPIs") which were measured annually over the past three years and resulted in changes to the interest rate margins. The rate was adjusted annually by one basis point for each metric achieved (decrease) or not achieved (increase), with these adjustments being cumulative over the three-
year measuring period. Fiscal 2025 was the final period for which these facilities had sustainability performance targets as the loans were approaching maturity. The cumulative reduction in margin from the final measurement period was 5 basis points on the R2.5 Billion Syndicated Revolving Credit Facility, the US$100 million term facility and a US$300 million revolving credit facility with the total being 15 basis points.
US$1.25 Billion Bridge Facility
On 26 June 2025, Harmony and its wholly owned subsidiary HGA entered into the US$1.25 Billion Bridge Facility to finance the acquisition of MAC Copper and related costs. The US$1.25 Billion Bridge Facility agreement comprises a
US$250 million term facility ("Facility A") and a US$1 billion term facility ("Facility B"). During fiscal 2026, US$175 million under
Facility A and US$700 million under Facility B were drawn down. There were no repayments under Facility A and US$600 million was repaid under Facility B. During May 2026, a six-month extension to the maturity date was granted to 24 December 2026. At
30 June 2026, the balance of the facility was no longer available.
Origination fees of R253 million were incurred for the facility.
The key terms of the US$1.25 Billion Bridge Facility are:
Margin on facility:2.0% over SOFR first 6 months starting 26 May 2025
2.8% over SOFR next 6 months starting 26 November 2025
4.0% over SOFR next 6 months starting 26 May 2026
Maturity:December 2026
Security:Unsecured
We need to comply with certain debt covenants for the US$400 Million Syndicated Facility, the US$1.25 Billion Bridge
Facility, the R2.5 Billion Syndicated Revolving Credit Facility and the R1.5 Billion Green Term Loan.
The debt covenant tests are as follows:
•The Group’s interest cover ratio shall be more than five times (EBITDA1/Total interest paid).
•Leverage2 shall not be more than 2.5 times.
1EBITDA, as defined in the agreement excludes extraordinary items such as impairment and restructuring cost and gains/losses on disposal of fixed assets.
2Leverage is defined as total net debt to EBITDA.
Debt covenant tests were performed for the loan facilities for both fiscal 2026 and 2025 and no breaches were noted. For fiscal 2026, the Group's interest cover ratio was 49.7 times (2025: 97.3 times), while the Group's leverage was 0.02 (2025:
negative 0.4). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.
Refinancing
On 25 June 2026, Harmony concluded new syndicated multi-tranche, multi-currency loan facilities which will be used, in part, to refinance the existing US$ and Rand syndicated facilities entered into in 2022, the MAC Copper acquisition bridge facility, and to support general corporate purposes.
R3 Billion Green Term Loan
On 25 June 2026, Harmony concluded the R3 Billion Green Term Loan. The terms of the R3 Billion Green Term Loan provide that amounts borrowed may be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
During fiscal 2026, no draw down was made on the R3 Billion Green Term Loan leaving the entire facility available at
30 June 2026.
The key terms of the R3 Billion Green Term Loan are:
Term facility:R3 billion
Margin:2.2% over 3-month South African Rand Overnight Index Average ("ZARONIA")
Maturity:Six and a half years (December 2032)
Security:Unsecured
R4 Billion Syndicated Revolving Credit Facility
On 25 June 2026, Harmony concluded the R4 Billion Syndicated Revolving Credit Facility with a syndicate of banks led by
Nedbank Limited and Citibank N.A.
The R4 Billion Syndicated Revolving Credit Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility.

During fiscal 2026, no draw down was made on the R4 Billion Syndicated Revolving Credit Facility leaving the entire facility available at 30 June 2026.
The key terms of the R4 Billion Syndicated Revolving Credit Facility are:
Revolving facility:R4 billion
Margin on revolving facility:2.0% over 3-month ZARONIA
Maturity:Three years, plus two extension options of one year each
Security:Unsecured
US$500 Million Syndicated Facility
On 25 June 2026, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank
Limited and Citibank N.A., concluded the US$500 Million Syndicated Facility.
The US$500 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility.
During fiscal 2026, no draw down was made on the US$500 Million Syndicated Facility leaving the entire facility available at 30 June 2026.
The key terms of the US$500 Million Syndicated Facility are:
Revolving facility:US$500 million
Margin on revolving facility:2.20% over term SOFR
Maturity:Three years, plus two extension options of one year each
Security:Unsecured
A$500 Million Syndicated Facility
On 25 June 2026, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank
Limited and Citibank N.A., concluded the A$500 Million Syndicated Facility comprising an A$250 million term facility and an
A$250 million revolving credit facility.
The A$500 Million Syndicated Facility is a sustainability-linked facility. Sustainability-linked metrics have been included into the agreement which would result in specific increases/decreases in the interest rate charged to the facility.
During fiscal 2026, no draw down was made on the A$500 Million Syndicated Facility leaving the entire facility available at
30 June 2026.
The key terms of the A$500 Million Syndicated Facility are:
Term facility:A$250 million
Revolving facility:A$250 million
Margin on term facility:2.50% over Bank Bill Swap Bid Rate (''BBSY'')
Margin on revolving facility:2.20% over BBSY
Maturity:Three years, plus two extension options of one year each
Security:Unsecured
The R4 Billion Syndicated Revolving Credit Facility, US$500 Million Syndicated Facility and A$500 Million Syndicated
Facility are linked to certain ESG KPIs which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			FY27	FY28	FY29
Renewable energy	Cumulative installed renewable electricity capacity (MW).	All operations	130	330	665
Water consumption	Cumulative % reduction in potable water consumption.	All operations (excluding Eva Copper Project)	8%	10%	12%
Mine community development spend	Additional % annual expenditure on committed mine community development initiatives.	SA operations	10%	10%	10%

Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Benefit/penalty for each financial year (basis points)	FY27	FY28	FY29
KPI
Renewable energy	2	2	2
Water consumption	2	2	2
Mine community development spend	1	1	1
The current debt covenant tests remain unchanged under the new facilities.
US$500 Million Convertible Bonds
On 29 September 2026, Harmony issued US$500 million guaranteed senior unsecured convertible bonds
(the "US$500 Million Convertible Bonds"), with Citigroup Global Markets Limited and J.P. Morgan Securities plc acting as joint bookrunners.
The US$500 Million Convertible Bonds will trade on the Open Market (Freiverkehr) segment of the Frankfurt Stock
Exchange. Unless previously redeemed, converted or purchased and cancelled, the US$500 Million Convertible Bonds will be redeemed at their principal amount on or around 29 September 2031.
The key terms of the US$500 Million Convertible Bonds are:
Convertible bonds:US$500 million (i.e. US$200,000 per bond)
Coupon on convertible bonds:1.50% per annum, payable semi-annually in arrears in equal instalments
Initial conversion price:R418.60 (US$25.7519), premium of 40% above the reference share price
Maturity:29 September 2031
Security:Unsecured
Current borrowings
Current borrowings at 30 June 2026 amount to R9.5 billion (2025: R59 million) of which R5.0 billion relates to the
US$400 Million Syndicated Facility and R4.5 billion relates to the US$1.25 Billion Bridge Facility.
Non-current borrowings
No non-current borrowings were outstanding at 30 June 2026 (2025: R1.9 billion) as all facilities will mature in the next
12 months.
Capital Expenditure
Total budgeted capital expenditures for fiscal 2027, excluding the capital outlay for renewable projects, other international projects, Eva Copper and Wafi-Golpu, are R16.5 billion. See Item 4: “Information on the Company – Business Overview –
Capital Expenditures” for details regarding the budgeted capital expenditures for each operation. We currently expect that our planned operating capital expenditures will be financed from operations, including the use of our current facilities, as described in “– Outstanding Credit Facilities, Refinancing and Other Borrowings” above, and new borrowings as needed.
The following table sets forth our authorised capital expenditure as of 30 June 2026:

R’million

Authorised and contracted for[1] ...............................................................................................................................................	15,027
Authorised but not yet contracted for ....................................................................................................................................	20,992
Total ...........................................................................................................................................................................................	36,019
1Including our share of the capital expenditure amounting to R22 million for the joint operation in PNG.
Total capital expenditure was R17.8 billion in 2026, compared to R11.9 billion in 2025. This represents a R5.9 billion increase from 2025. This increase was driven mainly by the extension projects at Moab Khotsong and Mponeng, the 100MW renewable energy project at Moab Khotsong, the development of the Eva Copper Project in Australia, and capital expenditure at the newly acquired CSA Mine, which was not part of the Group's asset portfolio in fiscal 2025.
Working Capital and Anticipated Financing Needs
The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African, PNG and Australian operations are generally expected to fund their capital internally, and likely also fund the development of the Eva Copper Project in Australia.
For more information on our planned capital expenditures, see “– Capital Expenditure” above. Also see Item 3D: “Key
Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and Financial Performance – Our future growth strategy depends on sustained cash generation, continued access to capital and our ability to service our debt and comply with financial covenants" and "– Risks Related to Mineral Resources, Mineral Reserves, Growth Projects and Portfolio
Transformation – Mineral Resource and Mineral Reserve estimates may prove inaccurate”.

Our board believes that we will have access to adequate financing on reasonable terms given our cash-generative operations and expected modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and copper, and appreciation of the
Rand and other non-US dollar currencies against the US dollar.
The information set forth under the heading: “– Delivering profitable ounces – Performance by operation” on pages 29 to
67 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference. See also note 30 “Borrowings”, note
36 “Commitments and contingencies” and note 32 “Additional cash flow information” to our consolidated financial statements set forth beginning on page F-1.
Contractual obligations and contingencies
Our contractual obligations and commercial commitments consist primarily of credit facilities, environmental obligations and streaming contract liabilities as well as contingent consideration.
The following table summarises our contractual obligations as of 30 June 2026:

	Payments Due by Period
	Total	Less Than 12 Months 1 July 2026 To 30 June 2027	12-60 Months 1 July 2027 To 30 June 2031	60-120 Months 1 July 2031 To 30 June 2036	120-180 Months 1 July 2036 To 30 June 2041	After 180 Months Subsequent 30 June 2041
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Bank facilities[1] ......................................	9,476	9,476	—	—	—	—
Environmental obligations[2] .................	10,095	1,732	2,910	104	1,865	3,484
Silicosis settlement obligation[3] ..........	300	77	223	—	—	—
Contingent consideration[4] ..................	4,118	249	1,177	809	1,077	806
Streaming contract liabilities[5] .............	13,748	503	2,821	4,003	3,725	2,696
Total contractual obligations .........	37,737	12,037	7,131	4,916	6,667	6,986
1See “– Liquidity and Capital Resources – Outstanding Credit Facilities, Refinancing and Other Borrowings” above. The amounts include the interest payable over the terms of the facilities. Where a variable rate is applicable, the rate at the reporting date has been used for the future periods.
2We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See note 24 “Provision for environmental rehabilitation” to our consolidated financial statements set forth beginning on page F-1.
3This liability relates to potential cost of settling the silicosis and TB class actions that were instituted against the Group in South Africa. See
Item 3D: “Key Information - Risk Factors - Risks Related to Operations and Business Resilience - Exposure to mining-related health hazards may result in occupational disease and significant long-term liabilities and costs” and note 25 “Other provisions” to our consolidated financial statements set forth beginning on page F-1.
4The liabilities relating to the Mponeng operations and related assets and Eva Copper were included as part of the consideration transferred for those acquisitions, while the liabilities relating to CSA were assumed in the MAC Copper acquisition. See note 27 "Contingent consideration"
to our consolidated financial statements set forth beginning on page F-1.
5The liability relates to copper and silver streaming arrangements with OR Royalties. See note 29 "Streaming arrangements" to our consolidated financial statements set forth beginning on page F-1.
Commercial Commitments
The following table provides details regarding our commercial commitments as of 30 June 2026:

	Amount of Commitments Expiring by Period
	Total	Less Than 12 Months 1 July 2026 To 30 June 2027	12-36 Months 1 July 2027 To 30 June 2029	36-60 Months 1 July 2029 To 30 June 2031	After 60 Months Subsequent To 30 June 2031
	(R’million)	(R’million)	(R’million)	(R’million)	(R’million)

Guarantees[1] ....................................................................	2,443	—	—	—	2,443
Capital commitments[2] ....................................................	15,027	15,027	—	—	—
Total commitments expiring by period ..................	17,470	15,027	—	—	2,443
1R539 million of these guarantees relate to our environmental and rehabilitation obligations.
2Capital commitments consist only of amounts committed to external suppliers at 30 June 2026, although the board approved a total of
R36.0 billion for capital expenditures over the next three years. This consists of R23.4 billion for gold assets and R12.6 billion for copper assets.
See note 36 “Commitments and contingencies” to our consolidated financial statements set forth beginning on page F-1.

Off-balance Sheet Arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of this annual report on Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.
Recent Developments
See Item 4: “Information on the Company – History and Development of the Company – Recent Developments –
Developments since 30 June 2026”.
Related Party Transactions
For a detailed discussion of related party transactions, see Item 7: "Major Shareholders and Related Party Transactions -
Related Party Transactions”.
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
Accounting Policies
Harmony’s accounting policies are described in note 2 “Accounting policies” to our consolidated financial statements set forth beginning on page F-1.
Use of Estimates and Making of Assumptions
The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of our accounting policies require the application of significant judgement and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.
Our critical accounting estimates and judgements are described in more detail in note 3 “Critical accounting estimates and judgments”, to our consolidated financial statements set forth beginning on page F-1. This discussion and analysis should be read in conjunction with such consolidated financial statements and the relevant notes.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D. TREND INFORMATION
The information set forth under the heading: “–Delivering profitable ounces – Performance by operation” on pages 29 to 67 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended 30 June 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E. CRITICAL ACCOUNTING ESTIMATES
Not applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The information set forth under the heading:
•“– Harmony – Our leadership” on pages 5 to 6
of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
On 15 October 2026, Mr Alwyn Pretorius and Mr James Boardman were appointed to the board of directors of Harmony as independent non-executive directors.
B. COMPENSATION
The information set forth under the heading:
•“– Governance – Remuneration committee: chairperson’s report” on pages 212 to 214
•“– Governance – Remuneration policy” on pages 215 to 219
•“– Governance – Remuneration policy implementation” on pages 220 to 235 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.

C. BOARD PRACTICES
The information set forth under the headings:
•“– Governance – Ethical leadership and sound corporate governance” on pages 195 to 207
•“– Governance – Board committees” on pages 208 to 211
•“– Governance – Remuneration committee: chairperson’s report” on pages 212 to 214
•“– Governance – Remuneration policy” on pages 215 to 219
•“– Governance – Remuneration policy implementation” on pages 220 to 235
•“– Governance – Audit and risk committee: chairperson’s report” on pages 236 to 239
•“– Governance – Social and ethics committee: chairperson’s report” on pages 240 to 241 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
D. EMPLOYEES
The information set forth under the heading:
•“– Sustainability performance – Engaged workforce” on pages 103 to 118 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
E. SHARE OWNERSHIP
See note 35 “Related Parties”  and note 34 "Share-based payments" of our consolidated financial statements, set forth beginning on page F-1.  The information set forth under the heading “– Governance – Remuneration policy implementation” on pages 220 to 235 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
Following fiscal year end, 783,051 deferred shares vested for executive directors and prescribed officers on
18 September 2026 and were settled in October 2026. These participants were also awarded 308,194 deferred shares under the Harmony Deferred Share Plan 2018 on 18 September 2026.
F. DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
On 11 August 2026, Harmony determined that it was required to prepare an accounting restatement to correct errors in its previously issued financial statements for fiscal 2024 and fiscal 2025. Harmony therefore performed a recovery analysis pursuant to Rule 10D-1 under the Exchange Act, Section 303A.14 of the NYSE Listed Company Manual and Harmony’s
Incentive-based Compensation Recovery Policy (the "Recovery Policy").
The Remuneration Committee applied the Recovery Policy to incentive-based compensation received by current and former executive officers during the applicable recovery period and recalculated the affected compensation using the restated
financial information.
The recalculation resulted in aggregate erroneously awarded compensation relating to fiscal 2024 of R129,480.72, comprising R51,883.94 attributable to the cash component of the incentive award and R77,596.78 representing the cash value of the adjustment to the deferred-share component. This amount was calculated before tax by comparing the original awards with the awards recalculated using the restated financial information, which reduced the fiscal 2024 Exco and Services balanced scorecard outcome from 86.05% to 85.96%. The affected financial reporting measure was the operational and financial performance drivers of the balanced scorecard. These were impacted by the changes to production and corporate costs, which were driven by the correction of the prior period error related to the constructive obligation of payroll provisions and accruals.
The deferred-share adjustment was calculated by applying the revised balanced scorecard outcome to each relevant executive officer’s cost to company and multiplying the resulting amount by 60%, representing the portion of the incentive award allocated to deferred shares. The revised number of shares was then valued at the applicable share price for the relevant period to determine the adjustment.
The fiscal 2025 recalculation separately resulted in additional compensation payable to the affected executives of
R114,783.05, comprising R46,070.70 attributable to the cash component of the incentive award and R68,712.35 representing the cash value of the adjustment to the deferred-share component. This amount was calculated before tax by comparing the original awards with the awards recalculated using the restated financial information, which increased the fiscal 2025 Exco and
Services balanced scorecard outcome from 72.52% to 72.59% The fiscal 2025 amount did not reduce the determination of the gross fiscal 2024 erroneously awarded compensation.
The Remuneration Committee determined that the adjustments relating to the deferred-share components would be settled on a cash-value basis through set-off rather than through the cancellation, recovery or issue of shares.
Harmony will settle the fiscal 2025 additional compensation legally payable to each executive in settlement of that same executive’s fiscal 2024 recovery obligation by way of set-off. Following the set-offs, the aggregate fiscal 2024 erroneously awarded compensation remaining will be R14,697.67, which is to be settled in cash.
The fiscal 2026 outcome was unchanged and did not result in any recovery or additional compensation.

As at 30 June 2026, the recovery amount attributable to this restatement had not yet been determined, as the restatement determination and recovery analysis occurred after that date. There are no earlier restatements that required recovery and therefore no balances outstanding at the reporting date. As at 30 October 2026, Harmony had recovered none of the gross fiscal
2024 erroneously awarded compensation through set-off and cash repayment. Harmony will recover the amounts reasonably promptly in accordance with the Recovery Policy and the applicable award terms.As this will be implemented subsequent to 30
June 2026, this remuneration will form part of fiscal 2027 detailed disclosures.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
We are an independent gold and copper producer, with no single shareholder exercising control. As at 23 October 2026, our issued share capital consisted of 638,855,052 ordinary shares. To our knowledge, (a) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (b) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The portion of our securities held in the United States and the number of record holders in the United States as at the last practicable date, 30 September 2026, are set forth below:

Country	Number of shareholders	Number of shares	Percentage

United States[1] ........................................................................................	175	170,118,483	26.71%
1 Harmony’s primary listing is on the JSE. Harmony’s ADRs in the US are traded on the NYSE under the ticker symbol HMY. Shares represented by ADSs are included in our issued ordinary share capital as each ADS represents one underlying ordinary share.
The following table sets out information on persons known to us to beneficially own 5% or more of our ordinary shares, based on the latest available shareholder analysis, dated 30 September 2026.

Holder	Number of shares	Percentage

Public Investment Corporation of South Africa .......................................................................	95,589,422	15.01%
African Rainbow Minerals Limited[1,2] .........................................................................................	63,665,545	10.00%
BlackRock Inc ...............................................................................................................................	36,455,925	5.72%
1 Patrice Motsepe, our Chairman, has an indirect holding in African Rainbow Minerals Limited ("ARM").
2 ARM's effective beneficial interest in Harmony is 11.73%. This interest includes 11 million Harmony shares, representing 14.73% of ARM's equity interest in the Company, which are subject to a hedging collar arrangement.
The table below shows the significant changes in the percentage ownership held by major shareholders, to the knowledge of Harmony's management, during the past three fiscal years.

	Beneficial ownership as at 30 June
	2026	2025	2024
	%	%	%
Public Investment Corporation of South Africa ...................................................	15.00	15.84	14.72
African Rainbow Minerals Limited .........................................................................	9.53	10.66	11.80
Ninety One Plc .........................................................................................................	6.22	1.87	1.63
Van Eck Associates Corporation ...........................................................................	5.33	8.61	11.92
BlackRock Inc ...........................................................................................................	5.07	5.49	4.08
B. RELATED PARTY TRANSACTIONS
Between 1 July 2024 and 23 October 2026, none of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated in note 35 “Related parties” of our consolidated financial statements, set forth beginning on page F-1.
Also see item 6E: "Directors, senior management and employees – share ownership", note 16 (b) “Other non-current assets”, note 19 “Investments in associates” and note 20 “Investment in joint operations” of our consolidated financial statements, set forth beginning on page F-1.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Refer to Item 18: "Financial Statements". For a discussion of our export sales, see Item 5: "Operating and Financial
Review and Prospects”.
Legal Proceedings
Other than as described below, none of our properties is the subject of pending material legal proceedings. We have been involved in a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below.
Wafi-Golpu EP proceedings
On 18 December 2020, the CEPA issued an EP for the Wafi-Golpu Project. The EP authorises DSTP as the proposed tailings management method for the project. The validity of the EP has been challenged in two judicial review proceedings brought against PNG.
The first proceeding was instituted in March 2021 by the then Governor of Morobe Province. The Governor who succeeded him in September 2022 stated publicly that he intended to withdraw the proceeding but died in September 2025 before it had been withdrawn. On 20 July 2026, the Supreme Court of PNG dismissed the proceeding for want of prosecution. Lawyers stating that they act for the former Governor and the Morobe Provincial Government subsequently filed a Notice of Motion seeking to appeal or otherwise challenge that dismissal. The WGJV participants have filed a Notice of Objection to Competency challenging the competency of the Notice of Motion. The Notice of Motion and the objection remain pending as at the date of this annual report.
The second proceeding was instituted in December 2022 by Huon Gulf coastal villagers represented by CELCOR. The proceeding challenged the process by which the EP was granted and the authorisation of DSTP under that permit. Following a substantive hearing on 12 June 2025, the National Court of PNG delivered its decision on 26 May 2026 dismissing the proceeding. The plaintiffs have lodged an appeal against that decision in the Supreme Court of PNG. The appeal remains pending as at the date of this annual report.
The WGJV participants continue to monitor and participate in these proceedings as appropriate. No assurance can be given as to their timing or ultimate outcome. An adverse outcome could affect the validity or conditions of the EP, require further environmental assessment or stakeholder consultation, delay the development of the Wafi-Golpu Project, or require the Joint
Venture participants to consider an alternative tailings management method. Any such development could increase the project’s capital and operating costs, adversely affect its economics and reduce its value.
See Item 3D: “Key Information – Risk Factors – Risks Related to Climate, Environment and Social Licence – A tailings facility failure could have far-reaching consequences, and adverse developments concerning the proposed DSTP at Wafi-Golpu could materially adversely affect the project and our business”.
In addition to the judicial proceedings described above, HGA and Newcrest have been the subject of a non-judicial complaint to the AusNCP concerning aspects of the proposed Wafi-Golpu Project, principally the proposed use of DSTP. The
AusNCP published its final statement on 29 August 2025. See Item 4: “Information on the Company – Business Overview –
Regulation – Laws and Regulations Pertaining to Environmental Protection – Papua New Guinea – AusNCP complaint”.
Provision for silicosis settlement
At 30 June 2026 and 30 June 2025 provisions of R252 million and R261 million respectively were recognised for Harmony’s potential cost to settle the silicosis and TB class actions that have been instituted against it in South Africa. The decrease in fiscal 2026 was due to payments of R40 million which were made to the trust overseeing the processing and payment of claims during the year. The decrease was partially offset due to the time value of money accretion (R19 million) and a change in estimate (R12 million).
The provision recorded in the financial statements is subject to adjustment or reversal in the future, depending on a number of factors, including changes in benefit take-up.
See Item 3D: “Key Information – Risk Factors – Risks Related to Operations and Business Resilience – Exposure to
mining-related health hazards may result in occupational disease and significant long-term liabilities and costs” and to note 25
“Other Provisions – Provision for silicosis settlement” of our consolidated financial statements set forth beginning on page F-1.
Dividend Policy
Dividends are proposed by and approved by our board of directors based on our financial performance and compliance with applicable laws, including in respect of the solvency and liquidity test contemplated in the Companies Act. Dividends are recognised when declared by the board. On 9 March 2026, we amended our dividend policy to allow for up to 50% of net free cash to be returned to shareholders, subject to the discretion of the board and leverage levels measured by the ratio of net debt to EBITDA. The revised policy now includes an improved base dividend, which has been increased from 20% to 30% of net free cash. In addition, an upside dividend may be paid, based on leverage levels. When leverage is equal to or above 0.5x and below 1x, only a base dividend of 30% of net free cash is payable. As leverage improves, the board may at its sole discretion consider an upside dividend of up to 20% of net free cash. Under South African law, we may declare and pay dividends from any reserves included in total shareholders equity (including share capital and share premium) calculated in accordance with
IFRS, subject to the solvency and liquidity test.

See Item 3D: “Key Information – Risk Factors – Risks Related to Our Ordinary Shares and ADSs – We may not pay
dividends or make similar payments to our shareholders in the future” and “– Fluctuations in exchange rates may reduce the market value of our securities and of any dividends or distributions paid by us”. Also see Item 10: “Additional Information –
Exchange Controls – Introduction”, “– Exchange Controls – Government Regulatory Considerations – Dividends”, “– Taxation –
Certain South African Tax Considerations – Dividends” and “– Certain Material United States Federal Income Tax
Considerations – Taxation of Dividends”.
B. SIGNIFICANT CHANGES
See Item 4: “Information on the Company – History and Development of the Company – Recent Developments –
Developments since 30 June 2026.”
ITEM 9 THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS
The principal trading market for our ordinary shares is the JSE, where they trade under the symbol "HAR". Our ordinary shares trade on the NYSE in the form of ADSs under the symbol "HMY". There have been no significant suspensions in the trading of our securities on either the JSE or the NYSE during fiscal 2024, 2025 and 2026.
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
The market capitalisation of the JSE equities index (FTSE/JSE Africa All Shares Index) was R8,117 billion (US$495 billion)
at 30 June 2026. The JSE mining index (FTSE/JSE Precious Metals and Mining Index) market capitalisation was R1,695 billion
(US$103 billion)1 at 30 June 2026, 20.9% of the overall JSE market capitalisation.
1  Source: JP Morgan
Strate Settlement
Under Strate Pty Limited, South Africa’s Central Securities Depository ("CSD"), there are essentially two types of clients:
controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker’s chosen Custodian Bank, the CSD Participant ("CSDP"). A non-controlled client is one who appoints his own CSDP to act as custodian on his behalf. Equity settlements take place on a contractual T+3 (where T= trade date) settlement cycle. Securities and funds become due for settlement three business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle three days after the trade date.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM OF INCORPORATION
Information on our Memorandum of Incorporation can be found in Exhibit 1.1 filed with this Harmony 2026 Form 20-F.
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
The R1.5 Billion Green Term Loan bears interest at 2.65% over the three-month JIBAR.
Harmony was permitted to draw down on the R1.5 Billion Green Term Loan commencing after November 2022. During fiscal 2026, no drawdown was made and R176 million was repaid. The balance of the facility was no longer available from
31 December 2024.
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
The US$100 million term loan facility bears interest of 2.85% over the three-month SOFR; the US$300 million revolving credit facility bears interest of 2.7% over the three-month SOFR. The US$400 Million Syndicated Facility is unsecured.
During fiscal 2026, US$200 million was drawn on the US$300 million revolving credit facility leaving the total outstanding amount at US$300 million on the US$400 Million Syndicated Facility.
R2.5 Billion Syndicated Revolving Credit Facility
On 25 May 2022, Harmony and a syndicate of local and international lenders entered into the R2.5 Billion Syndicated
Revolving Credit Facility. The R2.5 Billion Syndicated Revolving Credit Facility matures in May 2027.
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
As at 30 June 2026, the total R2.5 billion was available under the R2.5 Billion Syndicated Revolving Credit Facility.
US$1.25 Billion Bridge Facility
On 26 June 2025, Harmony and its wholly-owned Australian subsidiary HGA entered into the US$1.25 Billion Bridge
Facility to finance the acquisition of MAC Copper and related costs. The US$1.25 Billion Bridge Facility comprises a US$250 million term Facility A and a US$1 billion term Facility B. The maturity date of the facility is 24 December 2026 after Harmony had exercised its six-month extension option.
The facility bears interest at the following rates: 2.0% over SOFR for the first 6 months starting 26 May 2025, 2.8% over
SOFR for the next 6 months starting 26 November 2025 and 4.0% over SOFR for the last 6 months starting 26 May 2026. The
US$1.25 Billion Bridge Facility is unsecured.
R3 Billion Green Term Loan
On 25 June 2026 Harmony and a syndicate of banks entered into the R3 Billion Green Term Loan. The R3 Billion Green
Term Loan matures in December 2032.
Under the terms of the R3 Billion Green Term Loan funds borrowed may only be used in respect of eligible green projects, which relate to the construction, development, acquisition, maintenance, and/or operation of renewable energy installations.
The R3 Billion Green Term Loan bears interest at 2.2% over the three-month ZARONIA.
R4 Billion Syndicated Revolving Credit Facility
On 25 June 2026 Harmony and a syndicate of banks entered into the R4 Billion Syndicated Revolving Credit Facility. The
R4 Billion Syndicated Revolving Credit Facility matures in June 2029. Two additional 12-month extension options are available.
Under the terms of the R4 Billion Syndicated Revolving Credit Facility, funds borrowed must be used (i) in repayment of the
May 2022 R2.5 Billion Syndicated Revolving Credit Facility and (ii) for ongoing general corporate costs, working costs and working capital requirements of the Group.
The R4 Billion Syndicated Revolving Credit Facility bears interest at 2.0% over the three-month ZARONIA. The R4 Billion
Syndicated Revolving Credit Facility is unsecured.

US$500 Million Syndicated Facility
On 25 June 2026 Harmony and a syndicate of local and international lenders concluded the US$500 Million Syndicated
Facility. The US$500 million sustainability-linked syndicated revolving credit facility matures in June 2029. Two additional 12-
month extension options are available.
Under the terms of the US$500 Million Syndicated Facility funds borrowed must be used (i) in repayment of the May 2022
US$400 million syndicated term loan and revolving credit facility, (ii) in repayment of the US$1.25 Billion Bridge Facility and (iii)
for exploration activities, feasibility costs, capital costs, operational costs, other corporate expenses and other strategic objectives relating to the Group outside of South Africa.
The US$500 Million Syndicated Facility bears interest at 2.20% over Term SOFR. The facility is unsecured.
A$500 Million Syndicated Facility
On 25 June 2026 Harmony and a syndicate of local and international lenders concluded the A$500 Million Syndicated
Facility comprising an A$250 million term facility and an A$250 million revolving credit facility. The facility matures in June 2029.
Two additional 12-month extension options are available.
Under the terms of the A$500 Million Syndicated Facility funds borrowed must be used for ongoing exploration activities, feasibility costs, working capital costs, operational costs, general corporate costs and other strategic objectives relating to the
Group in Australia.
The A$250 million term loan facility bears interest of 2.50% over the BBSY; the A$250 million revolving credit facility bears interest of 2.20% over the BBSY. The A$500 Million Syndicated Facility is unsecured.
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
The shares were issued to the Harmony ESOP Trust (the ''Trust'') on 31 January 2024. Each beneficiary under the scheme was awarded 360 Participation Units (''PU'') if the beneficiaries qualified for the scheme upon its formation or within six months of the formation thereof. Thereafter, qualifying employees will be awarded PU on a pro-rata basis in line with the scheme rules. The PU will vest after a service period of five years commencing on 4 April 2024. The Katleho ya Moruo ESOP is equity-
settled.
MAC Copper Acquisition
On 24 October 2025, Harmony completed, through its wholly-owned subsidiary HGA, the acquisition of 100% of the securities in MAC Copper pursuant to a scheme of arrangement contemplated by a scheme implementation deed entered into among Harmony, MAC Copper and certain subsidiaries, dated 27 May 2025. MAC Copper’s sole asset is CSA in the Cobar
Region of New South Wales, Australia.
Harmony paid cash consideration of US$12.25 per MAC Copper share, amounting to US$1.0 billion (R17.5 billion), on
23 October 2025. After deducting R420 million of cash acquired, the net cash paid on 24 October 2025 was R17.1 billion.
Upon completion, Harmony assumed MAC Copper’s obligations under the copper and silver streaming arrangements with
OR Royalties, the 1.5% NSR royalty in favour of Glencore Operations Australia Pty Ltd and contingent payment arrangements with Glencore of up to US$150 million based on specified copper-price thresholds. See note 13 "Acquisitions and business combinations", note 27 "Contingent consideration" and note 29 "Streaming arrangements" to our consolidated financial statements, set forth beginning on page F-1.
As of 30 June 2026, management had finalised the purchase price allocation. The final fair value of identifiable net assets acquired was R14.9 billion, and goodwill of R2.6 billion was recognised at the acquisition date and allocated to CSA. The acquired operation contributed revenue of R3.8 billion and a net loss of R1.2 billion from the acquisition date through
30 June 2026. See note 13 "Acquisitions and business combinations" to our consolidated financial statements, set forth beginning on page F-1.
US$500 Million Convertible Bonds
On 22 September 2026, Harmony priced an offering of US$500 million guaranteed senior unsecured convertible bonds due in 2031. The Bonds were issued by Harmony on 29 September 2026. The Bonds will trade on the Open Market
(Freiverkehr) segment of the Frankfurt Stock Exchange.
The Bonds were issued at 100% of their principal amount (i.e. US$200,000 per Bond). Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on 29 September 2031. The Bonds will pay a coupon of 1.500% per annum, payable semi-annually in arrears in equal instalments on 29 March and
29 September of each year and for the first time on 29 March 2027. The initial conversion price is R418.60 (US$25.7519), representing a premium of 40.0% above the reference share price, being the placement price per share determined in the concurrent offering of existing shares.

The joint bookrunners concurrently placed approximately 4.1 million existing shares of Harmony on behalf of a limited number of buyers of the Bonds who wished to sell such shares in short sales to hedge the market risk of an investment in the
Bonds at a placement price of R299.00 (US$18.3942) per share. Harmony will not receive any proceeds from such placement.
D. EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser pertaining to the exchange control implications of their particular investments.
The Republic of South Africa’s exchange control regime provides for restrictions on the exportation of capital from a
Common Monetary Area member, consisting of South Africa, the Republic of Namibia, the Kingdoms of Lesotho and Eswatini.
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
These comments relate to exchange controls in force at 30 June 2026. These controls are subject to change at any time
(including retrospectively), however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed or relaxed by the South
African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.
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

E. TAXATION
Certain South African Tax Considerations
The summary set out in this section is based on current tax law and our interpretation thereof. Amendments to the tax law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. This summary is not intended to constitute tax advice. This summary does not address the foreign tax consequences for persons that are not residents of South Africa and specifically excludes the tax consequences for persons (a) who are not residents of South Africa whose holding of shares or
ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or (b) who are not the beneficial recipient of the dividends, or (c) who are not resident in South Africa but where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on 17 February 1997 ("US Treaty"). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to on revenue account (that is for speculative purposes or as trading stock). The Supreme Court of Appeal in South Africa indicated that gains will be on revenue account if they are derived as part of a business in carrying out a scheme of profit making. We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation, particularly where tax treaties concluded by South Africa may apply. South Africa acceded to the Multilateral Instrument on
1 January 2023.
Dividends
With effect from 1 April 2012, South Africa introduced a Dividends Tax, which is a withholding tax on dividends effectively borne by the shareholder receiving the dividend. The rate at which Dividends Tax is levied is 20% effective from
22 February 2017 (previously 15%). Dividends Tax is imposed on, among others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulated intermediary, as the case may be, as a withholding agent. Dividends Tax is not payable to the extent that the recipient is, among others, a South African resident company that has provided the relevant declaration and undertaking to the company declaring and paying the dividend.
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
Capital Gains Tax
Capital Gains Tax ("CGT") was introduced in South Africa with effect from 1 October 2001. In the case of an individual,
40% in respect of years of assessment commencing 1 March 2016 (previously 33.3%) of the capital gain is included in the individual’s taxable income (effectively 18%) should the individual pay tax at the marginal rate of 45% from 1 March 2017. In the case of a corporate entity or trust, 80% in respect of years of assessment commencing 1 March 2016 of such gain is included in its taxable income (effectively a rate of 21.6% for the corporate entity for years of assessment ending on or after 31 March 2023, previously 22.4%, and 36% for a trust). The conduit principle that enabled trusts to transfer the tax liability to a beneficiary no longer applies to trusts with foreign beneficiaries and these trusts are taxed in South Africa on the amounts concerned. CGT is only applicable to non-residents if the proceeds from the sale of the shares or ADSs are sourced in South Africa or are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax.
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
Generally, the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset is deemed to have been sourced in South Africa, and is therefore subject to South African tax, if the asset constitutes immovable property situated in South Africa, or any interest in, or right of whatever nature to or in immovable property or intellectual property situated in South Africa and is subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:

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
Securities Transfer Tax
Securities Transfer Tax ("STT") is payable in respect of the transfer of any security issued by a South African company.
STT is levied at a rate of 0.25% of the taxable amount of the security concerned (generally the market value). A security is defined to include a depository receipt in a company, in addition to shares in a company. STT is not payable on the issue of any security.
Although ADSs in respect of our shares are not listed on the JSE, reference is specifically made in the legislation to the transfer of depository receipts in a South African company. As a consequence, STT will be payable on the transfer of ADSs. In addition, the process of depositing shares listed on the JSE in return for ADSs, or withdrawing such shares from the deposit facility, will attract STT as and when the shares are transferred to or from the depository institution.
STT is payable by the broker or participant if a transaction is effected through a stockbroker or an exchange participant, but it may be recovered from the person acquiring the beneficial ownership of the rights concerned. In other instances, STT is payable by the person acquiring beneficial ownership.
STT is also payable on the subsequent redemption or cancellation of shares or ADSs.
Interest
South Africa has imposed a withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as having been received or accrued from a source within South Africa at the rate of 15% with effect from 1 March 2015. In terms of the US Treaty this rate is reduced to zero. However, the rate may change to 5% or 10% if the US Treaty is renegotiated. US residents can only make use of the lower rate as provided for in the US Treaty if the relevant declaration and undertaking are provided to the company paying the interest. The declaration and undertaking should be renewed after a five-year period effective from 1 July 2020. No time limitation is imposed on the validity of the declarations and undertakings if a regulated intermediary applies the Financial Intelligence Centre legislation, the common reporting standard regulations in relation to the declarations or the agreement between the Government of South Africa and the Government of the
US to improve International Tax Compliance and to Implement the US Foreign Account Tax Compliance Act.
In terms of the latest amendments to the income tax laws that are effective from 1 January 2026, interest incurred by a holder of debt (lender) on a loan raised by the lender to make loans to Harmony is only deductible to the extent of the interest accrued, in circumstances where the interest is included in the income of that person, even though that person may not be carrying on a trade.
Withholding tax on Service Fees
There is no separate withholding tax on service fees. Instead, these types of arrangements must be reported to SARS.
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
Value Added Tax
Value-Added Tax ("VAT") in South Africa is a broad-based indirect tax levied under the Value-Added Tax Act 89 of 1991 on the supply of goods and services by registered vendors in the course or furtherance of an enterprise. The standard rate is 15%, with certain supplies being zero-rated (such as some exports and basic foodstuffs) and others exempt (such as certain financial services, residential accommodation, and public transport). VAT is charged on taxable supplies made by vendors and is ultimately borne by the final consumer, while businesses registered as vendors generally recover VAT incurred on their purchases (input tax) against VAT charged on their sales (output tax). Whereas the purchase and sale of shares constitute an exempt supply, commissions paid in respect thereof are subject to VAT at the standard rate.
Certain Material United States Federal Income Tax Considerations
The following is a discussion of certain material US federal income tax consequences of acquiring, holding and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires).
You will be a "US holder" if you are a beneficial owner of ordinary shares and you are:
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
This summary only applies to US holders that hold ordinary shares or ADSs as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended, (the "Code"), its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service ("IRS") rulings, the US Treaty and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.
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
We believe that we will not be a passive foreign investment company ("PFIC"), for US federal income tax purposes for the current taxable year and do not expect to become a PFIC in the foreseeable future. However, we cannot assure you that we will not be considered a PFIC in the current or future years. If Harmony were to be treated as a PFIC, US holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Such holder may also be required to file IRS Form 8621. Additionally, dividends paid by
Harmony would not be eligible for the reduced rate of tax described below under "- Taxation of Dividends". The remainder of this discussion assumes that Harmony is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
Each prospective purchaser should consult their own tax advisor with respect to the US federal, state, local and non-US tax consequences of acquiring, owning, or disposing of shares or ADSs.
US holders of ADSs
For US federal income tax purposes, a US holder of ADSs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by Deutsche Bank Trust Company Americas as depositary ("Depositary") for the
ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.
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
Effect of South African Withholding Taxes
As discussed above in "– Taxation – Certain South African Tax Considerations – Dividends", under current law, South
Africa imposes a withholding tax of 20% on dividends paid by Harmony. A US holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Harmony (at a rate not exceeding any applicable Treaty rate). The rules governing foreign tax credits are complex. Recently issued final US Treasury Regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable, and Harmony does not intend to determine whether such requirements will be met where non-US taxes are withheld (if any). However, recent notices from the IRS (the
“Notices”) indicate that the US Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance).
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
Taxation of a Sale or other Disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs. Your tax basis in an ordinary share or
ADS will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-
term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under "– Taxation of
Dividends" and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.
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
To the extent you incur STT in connection with a transfer or withdrawal of ordinary shares as described under "– Certain
South African Tax Considerations – Securities Transfer Tax" above, such STT will not be a creditable tax for US foreign tax credit purposes.
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
We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You can obtain access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on the SEC’s website (https://
www.sec.gov).
This Harmony 2026 Form 20-F reports information primarily regarding Harmony’s business, operations and financial information relating to the fiscal year ended 30 June 2026. For more recent updates regarding Harmony, you may inspect any reports, statements or other information that Harmony files with the SEC.
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
During fiscal 2026 and 2025, we designated all of the gold forward sales as well as gold zero cost collar contracts as cash flow hedging instruments and applied hedge accounting to these transactions. See "– Commodity Price Sensitivity" below.
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
Harmony enters into foreign exchange hedging contracts to manage these risks. This can take the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert the US dollars we receive on our gold sales to Rand. The limit currently set by the board is 25% of the Group's foreign exchange risk exposure for a period of 24 months. At 30 June 2026, the nominal amount of the zero cost collars is US$50 million spread over a 24-
month period with a weighted average cap price of US$1=R20.14 and weighted average floor price of US$1=R18.14. At
30 June 2026 Harmony had no open foreign exchange forward contracts.
Commodity Price Risk and Sensitivity
General
Our revenue is sensitive to the spot price of gold and copper (following the acquisition of MAC Copper) as newly mined production is typically sold at the ruling market price of gold or copper, respectively. In the case of Hidden Valley, our revenue is also sensitive to the spot price of silver. During fiscal 2025, Harmony entered into forward sales to establish the sales price in advance of its future gold production. Harmony enters into gold collar hedging contracts as part of its derivative programme to hedge the risk of lower gold prices and the limit for gold hedging as approved by the board continues to be 30%, 20% and 10%
of production in a 12-, 24- and 36-month period, respectively, and 50% of silver exposure over a 24-month period. As part of the
MAC Copper acquisition, Harmony took over the copper derivative contracts related to production at CSA. During fiscal 2026, all the copper derivative contracts had matured. The limit set by the board for copper contracts going forward is 20% of copper production over a 24-month period.
The market prices of gold and copper have a significant impact on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market price of our ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3D: “Key Information – Risk Factors – Risks Related to Commodity Prices, Cash Flow and Financial
Performance – Our profitability, cash flows, Mineral Reserve estimates and shareholder returns are highly dependent on commodity prices”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.

Harmony’s Hedging Policy
As a general rule, we sell our gold production at market prices. However, commencing in fiscal 2017, Harmony started entering into derivative contracts to manage the variability in cash flows from the Group’s production, to create cash certainty and protect the Group against lower commodity prices. Harmony continues to apply its hedging strategy in a consistent and disciplined manner as a prudent risk management tool, particularly in the context of its growth pipeline and capital commitments.
See Item 5: “Operating and Financial Review and Prospects – Operating Results – Results of Operations – Revenue".
Commodity Derivatives Agreements
At 30 June 2026, the open Rand gold forward sale contracts amounted to 66,000 ounces spread over 18 months at an average of R1,707,000/kg. The open US$ gold forward contracts amounted to 13,000 ounces spread over 18 months at an average of US$2,703/oz. The open Rand gold zero cost collar contracts amounted to 618,000 ounces at a weighted average floor of R2,138,000/kg and a weighted average cap of R2,404,000/kg spread over 36 months. The open US$ gold zero cost collar contracts amounted to 84,000 ounces spread over 36 months at a weighted average floor of US$3,575/oz and a weighted average cap of US$3,969/oz.
The open US$ silver zero cost collars amounted to 2,110,000 ounces spread over 24 months at a weighted average floor of US$46.29/oz and a weighted average cap of US$52.35/oz.
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
The Group has not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low.
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
At 30 June 2026, the national scale investment grade rating of the major South African banks remained unchanged at AA+
and the majority of the group's Australian counterparts remained at AA-, which is in line with the group's credit risk policy.
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
For the quantitative and qualitative disclosures required by Item 11, including current- and prior-year sensitivity analyses relating to the Group’s material foreign exchange and commodity price risks, the assumptions and parameters used in those analyses, and management’s assessments of interest rate and other price risks, see note 37 “Financial Risk Management” to our consolidated financial statements set forth beginning on page F-1. Note 37 also describes the Group’s credit and liquidity risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.
D. AMERICAN DEPOSITARY SHARES
On 7 October 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of The Bank of New York
Mellon as its Depositary for the ADSs evidenced by American Depositary Receipts ("ADRs"). A copy of our form of amended and restated deposit agreement (the "Deposit Agreement") among the Depositary, owners and beneficial owners of ADSs and
Harmony was filed with the SEC as an exhibit to our Form F-6 filed on 15 August 2024.
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
During the fiscal year ended 30 June 2026, Harmony received net direct and indirect payments of R41,958,784 from the
Depositary.
PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15 CONTROLS AND PROCEDURES
A. DISCLOSURE CONTROLS AND PROCEDURES
We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our CEO and Financial Director ("FD"), as appropriate, to allow timely decisions regarding required disclosure.
In designing and evaluating our disclosure controls and procedures, our management necessarily is required to apply its judgement. The design of our disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Thus, in designing and evaluating our disclosure controls and procedures, our management, including our CEO and FD, recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired objectives of the disclosure controls and procedures.
As of 30 June 2026 (the "Evaluation Date"), Harmony's management, with the participation of our CEO and FD, carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act).
In conducting this evaluation, management considered the matters that resulted in the restatement of comparative financial information for the years ended 30 June 2024 and 2025 described in note 38 to the consolidated financial statements, as well as the material weaknesses in internal control over financial reporting described below.
Based on that evaluation and because of the identification of the material weaknesses in our internal control over financial reporting described in “Item 15B: Management’s Annual Report on Internal Control over Financial Reporting,” our management, including the CEO and FD, concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.
Notwithstanding these material weaknesses in internal control over financial reporting, our management, including our
CEO and FD, concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with IFRS as issued by the IASB.
B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Harmony's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act,
management is required to assess the effectiveness of our internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether Harmony's internal control over financial reporting is effective.
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

Management assessed the effectiveness of Harmony's internal control over financial reporting as of 30 June 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the
Treadway Commission in "Internal Control – Integrated Framework (2013)".
As permitted by SEC staff guidance for businesses acquired during the financial year and because it was not possible to complete an assessment of MAC Copper's internal control over financial reporting during the period between completion of the acquisition and 30 June 2026, management excluded the internal control over financial reporting of MAC Copper, which operates the CSA copper mine in New South Wales, Australia, from its assessment of internal control over financial reporting as of 30 June 2026. MAC Copper was acquired on 24 October 2025. MAC Copper is included in the consolidated financial statements in this annual report on Form 20-F and represented approximately 25% of consolidated total assets as of 30 June
2026, and approximately 4% of consolidated revenues for the year ended 30 June 2026. The Company is in the process of incorporating MAC Copper into its internal controls over financial reporting and will include it in management's assessment as of
30 June 2027.
Based on this evaluation, our management has concluded that, as of 30 June 2026, the Company’s internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting in the areas described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Material weaknesses as of the Evaluation Date
As of the Evaluation Date, management identified the four material weaknesses described below. One was newly identified during the year ended 30 June 2026. The remainder were first identified in our Form 20-F for the year ended 30 June 2025 and had not been fully remediated as of the Evaluation Date.
Newly identified material weakness
•Management did not design and operate effective controls over the identification, evaluation and application of complex
IFRS requirements. Management’s controls did not ensure that accounting conclusions, calculations, journal entries and related disclosures were subject to procedures sufficient to identify, evaluate and address material errors or omissions on a timely basis. These deficiencies affected, amongst other matters, the accounting for payroll provisions and accruals and depreciation.
Previously identified material weaknesses not yet fully remediated
The following material weaknesses, first identified in our Form 20-F for the year ended 30 June 2025, had not been fully remediated as of the Evaluation Date, although management has made progress in addressing them:
•Management identified a material weakness relating to the level of detail with which certain control activities are defined.
Controls were in place to address the identified risks of material misstatement. However, the documented design of certain of these controls did not define, with sufficient specificity, the procedures to be performed by the control operator, the information to be used and the criteria for investigating and resolving exceptions, to demonstrate that the controls would achieve their intended control objectives at the required level of precision. As a result of these deficiencies, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not be prevented or detected on a timely basis.
In the prior year, the material weakness relating to control activities included inadequate risk assessment, more specifically, controls did not exist for certain key processes, which was reported in our Form 20-F for the year ended 30 June 2025.
The absence of controls over key processes was addressed during the year ended 30 June 2026 through the design and implementation of additional controls. In the current year, the material weakness relates to inappropriate design to mitigate identified risks or insufficiently designed procedures to achieve the intended control objectives.
•Insufficient evidence of review procedures performed (including the level of precision of the review) for certain
Management Review Controls ("MRCs") and certain other  controls that contain an element of review, and of the procedures performed to verify the completeness and accuracy of Information Produced by the Entity ("IPE") used in the execution of those controls. MRCs are the reviews conducted by management of estimates and other kinds of information for reasonableness. IPE is any information that is produced internally by a company and provided as evidence supporting controls of such company.
In our Form 20-F for the year ended 30 June 2025, the MRC and IPE deficiencies were reported as two separate material weaknesses. As of the Evaluation Date, these are reported as a single combined material weakness. This material weakness  arose because of the aggregation of numerous individual control deficiencies, which impacted multiple significant accounts and business processes, including significant accounting estimates. The majority of these deficiencies relate to the sufficiency of the documented evidence of the review procedures and IPE procedures performed. Certain deficiencies relating to the completeness and accuracy of information used in the calculation of unit-of-production depreciation resulted in errors in depreciation and deferred taxation in previously issued financial statements, which have been corrected through the restatement of comparative information in the consolidated financial statements (see Item 5:
"Operating and Financial Review and Prospects – Operating Results – Restatement of prior-year comparatives”).

•Ineffective information technology general controls (“ITGCs”) in the areas of user access and change management over the Enterprise Resource Planning (“ERP”) system used by our Australasian operations, which supports the Company’s financial reporting processes. Automated and manual business process controls in our Australasian operations that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted to the extent that they rely upon information and configurations from the ERP system.
The ITGC material weakness reported in our Form 20-F for the year ended 30 June 2025 related to user access, change management and IT operations over multiple IT systems throughout the Group that support the Company’s financial reporting processes. During the year ended 30 June 2026, management made significant progress in remediating the
ITGC deficiencies over all of the systems in the Group, other than the user access and change management deficiencies over the Australasian ERP system. As of the Evaluation Date, this material weakness is therefore limited to user access and change management over a single IT system in the Australasian operations.
Plans to remediate the unremediated material weaknesses
Our management, under the oversight of the audit and risk committee, is continuing to design and implement a remediation plan to address the material weaknesses that remain unremediated. The key components of our plan include:
•We are reassessing certain of our Sarbanes-Oxley Act control descriptions and procedures to ensure each control clearly specifies the steps to be performed, the information used and the procedures to verify its completeness and accuracy, the criteria and thresholds for investigating items and the evidence required to demonstrate the level of precision at which the control operates.
•We are standardising the review templates, checklists and IPE documentation introduced during the year ended
30 June 2026 across all MRCs and IPE-dependent controls, so that the procedures performed, the information used, the procedures performed over its completeness and accuracy, and the investigation and resolution of exceptions are consistently evidenced.
•We are remediating the user access and change management ITGCs over the ERP system used by our Australasian operations, including enhancements to user access provisioning and periodic user access and activity monitoring controls.
•We are enhancing our controls to include the periodic evaluation and formal documentation of judgemental accounting matters to cater for changes in business, accounting standards and regulatory requirements.
•We are continuing to deliver training to personnel responsible for the operation of MRCs and controls dependent on IPE.
This training focuses on enhancing such personnel’s understanding of internal control over financial reporting, including documentation standards and preparation of the appropriate evidence of review, in particular as related to MRCs, and IPE procedures performed.
Our management believes that the measures above, as well as other measures that may be implemented, will remediate the material weaknesses. However, the material weaknesses will not be considered remediated until the remediation plan has been implemented to a sufficient degree for management to conclude, through testing, that the controls are designed, implemented and operating effectively to provide reasonable assurance that a material misstatement to the consolidated financial statements would be prevented, or detected and corrected. Management will continue to monitor the effectiveness of the remedial measures in their future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures, and will make necessary changes to the design of the remedial plan and take other actions that are deemed appropriate in the circumstances.
C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
EY, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of Harmony’s internal control over financial reporting as of 30 June 2026.
See Item 18 "Financial Statements – Report of independent registered public accounting firm".
D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year ended 30 June 2026, management implemented the remediation plans as described in our Form 20-F for the year ended 30 June 2025.
We remain committed to ensuring a strong internal control environment. Management, with oversight from the audit and risk committee, continues to implement and, where necessary, refine its remediation plans to address the material weaknesses identified. Remediating these deficiencies remains a key priority and management has made progress during the year in implementing remedial actions designed to address the underlying causes of the material weaknesses.
Except as described above, there have been no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the financial year ended
30 June 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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
ITEM 16B. CODE OF ETHICS
The information set forth under the heading:
•“- Governance – Ethical leadership and sound corporate governance” on pages 195 to 207 of the Integrated Annual Report for the 20-F 2026 is incorporated herein by reference.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
EY served as Harmony's independent registered public accounting firm and principal accountant for the fiscal years ended
30 June 2026 and 30 June 2025.
A. AUDIT FEES
The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements, or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended 30 June 2025 ....................................................................................................	Rand	71 million
Fiscal year ended 30 June 2026 ....................................................................................................	Rand	76 million
B. AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended 30 June 2025 ....................................................................................................	Rand	8 million
Fiscal year ended 30 June 2026 ....................................................................................................	Rand	10 million
Fees related to interim reviews.
C. TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended 30 June 2025 ....................................................................................................	Rand	—
Fiscal year ended 30 June 2026 ....................................................................................................	Rand	—
Not applicable
D. ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended 30 June 2025 ....................................................................................................	Rand	—
Fiscal year ended 30 June 2026 ....................................................................................................	Rand	—
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
By-products: Commodities recovered during mining and processing that are not considered the principal commodity or commodities of the relevant operation. Depending on the operation, by-products may include gold, silver, uranium, copper, molybdenum or other minerals.
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
Cash costs: total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce and per kilogram are attributable total cash costs divided by attributable ounces or kilograms of gold produced.
Concentrate grade:the concentration of contained metal in a concentrate, typically expressed as a percentage of the concentrate mass for copper and other base metals.
Conglomerate: a coarse-grained classic sedimentary rock, composed of rounded to sub-angular fragments larger than
2mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.
Copper concentrate: a product resulting from the processing of copper-bearing ore, generally by crushing, grinding and flotation. It contains copper and may also contain gold, silver and other minerals, together with non-metallic material. Copper concentrate is commonly sold to a smelter for further processing.
Contained copper: the quantity of copper contained in ore, concentrate or another material, calculated before taking account of metallurgical, commercial, smelter, refinery, transport or other deductions, unless otherwise stated.
Copper produced: the quantity of copper contained in concentrate produced at a mine or processing plant, unless otherwise stated. Copper produced may differ from copper sold or payable copper due to inventory movements, payability terms, product specifications and other commercial factors.
Cut-off grade: the grade (i.e. the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include NSR, pay limit, and break-even stripping ratio.
Decline: an inclined underground access way.
Depletion: the decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development: process of accessing an orebody through shafts or tunnelling in underground mining.
Development stage property: a property that has mineral reserves disclosed, pursuant to this subpart, but no material extraction.
Dilution: unmineralised rock that is by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.
Economically viable: when used in the context of Mineral Reserve determination, means that the qualified person has determined, using a DCF analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
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
Feasibility study: a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
Final settlement: the final calculation of consideration receivable or payable for a concentrate shipment after the relevant product assays, moisture content, metal prices, payability, TCRCs, deductions, penalties and other contractual terms have been determined.
Flotation: a mineral-processing method used to separate valuable minerals from ore. Finely ground ore is mixed with water and reagents, and air is introduced to cause selected minerals to attach to air bubbles and rise to the surface as a concentrate.
Flotation concentrate: a product recovered through flotation that contains a higher concentration of valuable minerals than the material processed and is intended for further treatment, smelting or refining.
Footwall: the underlying side of a fault, orebody or stope.

Forward sale: the sale of a commodity for delivery at a specified future date and price.
Gold reserves: the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).
Gold produced: refined gold derived from the mining process, measured in ounces or kilograms in saleable form.
Grade: the concentration of a metal, mineral or other commodity within ore or mineralized material, expressed in units appropriate to the commodity. Grade is commonly expressed as grams per tonne (g/t) for precious metals and as a percentage
(%) for copper and other base metals.
Greenfield: a potential mining site of unknown quality.
Head grade: the grade of the ore as delivered to the metallurgical plant.
Indicated Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral
Resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a probable Mineral
Reserve.
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
Measured Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral
Resource is sufficient to allow a QP to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a
Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Measures: conversion factors from metric units to US units are provided below.

Metric unit		US equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 tonne	= 1 t	= 2,204.62 pounds
1 pound	= 1 lb	= 0.453592 kilograms
1 gram	= 1 g	= 0.03215 ounces
1 troy ounce	= 1 oz	= 31.1035 grams
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometre	= 1 km	= 0.621371 miles
1 metre	= 1 m	= 3.28084 feet
1 centimetre	= 1 cm	= 0.3937 inches
1 millimetre	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47105 acres
Metallurgical plant: a processing plant used to treat ore and extract the contained gold and copper.
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

Mineral Reserves: an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resources that, in the opinion of the QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a
Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral Resource: a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.
Modifying factors: the factors that a QP must apply to Indicated and Measured Mineral Resources and then evaluate to establish the economic viability of Mineral Reserves. A QP must apply and evaluate modifying factors to convert Measured and
Indicated Mineral Resources to Proven and Probable Mineral Reserves. These factors include but are not restricted to: mining;
processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Offtake agreement: an agreement under which a producer agrees to sell, and a purchaser agrees to buy, specified quantities of mineral product, such as copper concentrate, on agreed terms.
Open-pit/Opencast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
Ore: a mixture of mineralised material from which at least one of the contained minerals can be mined and processed at an economic profit.
Ore grade: the average concentration of a metal, mineral or other commodity contained within a unit of ore, expressed in units appropriate to the commodity. Ore grade is commonly expressed as grams per tonne (g/t) or ounces per ton (oz/t) for precious metals and as a percentage (%) for copper and other base metals.
Orebody: a well-defined mass of mineralised material of sufficient mineral content to make extraction economically viable.
Ounce: one Troy ounce, which equals 31.1035 grams.
Overburden: the soil and rock that must be removed to expose an ore deposit.
Placer: a sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial environments.
Pre-feasibility study: a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a QP has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a QP to determine if all or part of the Indicated and Measured Mineral Resources may be converted to Mineral
Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
Precipitate: the solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Probable Mineral Reserves: the economically mineable part of an Indicated and, in some cases, a Measured Mineral
Resource.
Production stage property: a property with material extraction of Mineral Reserves.
Prospect: an area of land with insufficient data available on the mineralisation to determine if it is economically recoverable, but warranting further investigation.
Prospecting license: an area for which permission to explore has been granted.
Proven Mineral Reserves: the economically mineable part of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource.
Provisional pricing: the initial pricing of a concentrate sale before the final metal price, product quality, moisture content, payability, TCRCs, deductions and other contractual adjustments are determined.
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
Quotational period: the period specified in a sales contract during which the relevant metal price is determined for purposes of provisional or final settlement.

Recovery grade: the actual grade of ore realised in the final product after the mining and treatment process.
Reef: a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.
Refining: a metallurgical process of purifying a metal or intermediate metal product to produce a metal of the required purity, specification or marketable grade.
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
(in this annual report we have used metric tonnes unless specified otherwise and we may have used Ton(s) and Tonne(s)
interchangeably)
Treatment and refining charges ("TCRCs"): the treatment charges and refining charges applicable to the processing of copper concentrate. TCRCs, together with payability terms, deductions, penalties and commodity prices, affect the net proceeds received from concentrate sales.
Trend: the arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.
Unconformity: the structural relationship between two groups of rock that are not in normal succession.
Waste: rock or other material mined that does not meet the applicable cut-off grade or other criteria for processing and is therefore not classified as ore at the time of mining.
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

CERTAIN ABBREVIATIONS

Ag ..........................................................................................................	Silver
Au ..........................................................................................................	Gold
b .............................................................................................................	Barrs
Bi ...........................................................................................................	Bismuth
cm..........................................................................................................	Centimetre
cmg/t .....................................................................................................	Centimetre-grams per metric tonne
Cu ..........................................................................................................	Copper
dmt ........................................................................................................	Dry metric tonne
Fe ..........................................................................................................	Iron
g .............................................................................................................	Gram
g/t ..........................................................................................................	Grams per metric tonne
ha ..........................................................................................................	Hectare
kg ...........................................................................................................	Kilogram
kg/t ........................................................................................................	Kilogram per metric tonne
km..........................................................................................................	Kilometre
km2 ........................................................................................................	Square kilometre
koz .........................................................................................................	Thousand troy ounces
ktpm ......................................................................................................	Thousand tonnes per month
lb ............................................................................................................	Pound
m............................................................................................................	Metre
M............................................................................................................	Million
mm ........................................................................................................	Millimetre
Moz .......................................................................................................	Million troy ounces
Mt ..........................................................................................................	Million metric tonnes
Mtpa ......................................................................................................	Million metric tonnes per annum
Ni ...........................................................................................................	Nickel
oz ...........................................................................................................	Troy ounce
oz/kg .....................................................................................................	Ounce per kilogram
ppm .......................................................................................................	Parts per million
Pb ..........................................................................................................	Lead
R/kg .......................................................................................................	South African Rand per kilogram
R/t ..........................................................................................................	South African Rand per tonne
t ..............................................................................................................	Metric tonne
t/m3 ........................................................................................................	Metric tonne per cubic metre
U ............................................................................................................	Uranium
US$/oz ..................................................................................................	United States dollars per troy ounce
Zn ..........................................................................................................	Zinc
ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J: INSIDER TRADING POLICIES
Harmony has adopted a formal Insider Trading Policy that governs the purchase, sale, and other dealings in the
Company’s securities by directors, prescribed officers, company secretaries, employees involved in financial reporting, and other designated insiders. The policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, including the South African Financial Markets Act, 2012, and the listing standards applicable to Harmony, including the JSE Listings Requirements. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this annual report on
Form 20-F.
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

Aspect	Harmony Gold (South Africa)	Typical US Practice
Legal Framework	Financial Markets Act and JSE Listings Requirements	Exchange Act and SEC Rule 10b-5 thereunder
Blackout Periods	From end of reporting period until results are published; during cautionary announcements	Typically 30 days before earnings release until 2 days after
Pre-Clearance Requirements	Required for directors, prescribed officers, company secretary, and major subsidiary directors	Applies to Section 16 officers and key employees
Scope of Covered Persons	Includes associates, family members, controlled entities, and investment managers	Generally includes officers, directors, and certain employees; associates less emphasised
Policy Filing	Not filed with regulators; disclosed in narrative form	Often filed or referenced in proxy statements or on an annual report on Form 10-K
Disclosure of Trades	Within 3 business days to company secretary; public disclosure via Stock Exchange News Service within 24 hours	Typically within 2 business days (Form 4) or 45 calendar days (Form 5) via filings with the SEC
Enforcement Mechanism	Internal compliance and disciplinary action under South African labour law; criminal penalties	Internal compliance plus SEC enforcement and civil penalties
Notification to Associates	Formal written notification required; disclosure obligations imposed	Not commonly required in US policies
Validity of Clearance to Trade	Valid for 5 business days unless within a closed period	Typically valid until next blackout period or material event
ITEM 16K: CYBERSECURITY
Risk Management and Strategy
See “Integrated Annual Report for the 20-F 2026 – Harmony – Operating context" on pages 12 to 14.
Harmony’s cybersecurity governance employs a comprehensive and integrated approach to risk management, engaging both internal teams and third-party service providers. Harmony has established protocols for continuous monitoring and proactive management of cybersecurity threats through daily and weekly meetings and continuous interactions with its 24/7 outsourced Security Operations Centre (“SOC”). The SOC regularly engages with Harmony’s internal cybersecurity team to address identified threats and vulnerabilities.
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
The continuous engagement between Harmony’s internal cybersecurity team, technology stakeholders, and the SOC underscores Harmony’s comprehensive approach to risk assessment and mitigation. The head of the department for cybersecurity (''Manager: CyberSecurity''), meets with the Group chief technology and information officer (“GCTIO”) on a weekly basis. In addition, quarterly technology and information systems steering committee meetings include representatives from Group internal audit, enterprise risk management, security, operations, safety, and compliance.
Harmony routinely engages third parties in its cybersecurity operations. These engagements include:
•Consulting with external experts to provide specialised cybersecurity services, including penetration testing.
•Utilising an internal training platform to deliver and monitor cyber awareness training modules ensuring employees remain current on best practices.
•Collaborating with operational technology to address specific cybersecurity challenges in operational environments.
•Outsourcing its SOC to a managed service provider that operates continuously, providing round-the-clock monitoring and response to cybersecurity threats.

•Periodic reviews are also conducted by Group Internal Audit using the National Institute of Standards and Technology framework (''NIST framework") and the Center for Internet Security Framework ("CIS framework") as benchmarks to assess cybersecurity readiness.
Harmony engages with vendors that have access to its network, requiring their compliance with Harmony's Cybersecurity
Awareness Training mandate. This initiative emphasises the completion of training campaigns and awareness of key cyber risks, such as phishing. Harmony has also introduced a process to include cybersecurity clauses in all new vendor contracts to ensure service level agreements, roles and responsibilities for managing cyber threats are clearly defined. For existing contracts, these clauses are incorporated upon amendment or renewal. This initiative is part of a broader effort to embed
Harmony’s cybersecurity standards into all third-party relationships.
Governance
Harmony has established governance procedures to manage cybersecurity threats. Senior management, including the
GCTIO, the Manager: Cybersecurity and various management committees, such as the enterprise architecture, change/project delivery, and technology steering committees, are responsible for assessing cybersecurity risks and formulating mitigation strategies. These forums align with the Group technology strategy to ensure a coordinated and consistent approach.
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
Structured reporting and communication processes ensure that management remains informed on cybersecurity matters, including threat prevention, detection, mitigation and remediation. The Manager: Cybersecurity provides regular updates to the
GCTIO during weekly one-on-one meetings and monthly Group technology management committee sessions. This structured communication flow enables the GCTIO to provide updates to the executive committee and the audit and risk committee.
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
Dr Hendrik Kotze – Group CTIO
B Com (Commercial Computer Science) - University of Pretoria
MBA International Business
Doctor of Philosophy – Kairos University, USA
The GCTIO is responsible for managing the entire technology infrastructure of Harmony, including hardware, software, networks, and data centres, ensuring that these systems are reliable, secure, and scalable to meet the organisation's evolving needs.
Stanley Pautz – Manager: Cybersecurity
B Com (Internal Audit), University of Pretoria
Certified Information Systems Auditor - ISACA
Certified in Risk and Information Systems Control - ISACA
CIA – Certified Internal Auditor (IIA – not maintained)
The Manager: Cybersecurity ensures that the entire technology landscape is overseen, secure and safe in line with the business and technology strategies.
Dr Christiaan Roos – Lead: Cybersecurity operations
D Com (PhD), IT Audit, IT Governance and Ethical Hacking, University of Johannesburg
CEH – Certified Ethical Hacker
Project Management Professional (PMP), Project Management Institute
Dr Roos was contracted as virtual chief information security officer of Harmony with effect from 1 March 2021.
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
For further discussion of cybersecurity risks that may materially affect Harmony's business, financial condition, results of operations, cash flows, ability to pay dividends and stock price, see Item 3D: “Risk Factors – Risks Related to Technology,
Cybersecurity and Digital Resilience – Failures of our IT security processes and violations of data protection laws may result in regulatory penalties, fines and reputational damage'' and "– Cybersecurity incidents may materially disrupt operations and expose Harmony to financial and reputational harm"  in this Form 20-F.
PART III
ITEM 17 FINANCIAL STATEMENTS
Not applicable.
ITEM 18 FINANCIAL STATEMENTS
The following consolidated financial statements, together with the report of Ernst & Young Inc., Johannesburg, Republic of
South Africa (PCAOB ID No. 01698), are incorporated by reference to exhibit 99.1 and shall be deemed filed as part of the
Harmony 2026 Form 20-F:
•Index to Financial Statements;
•Reports of Independent Registered Public Accounting Firms; and
•Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Amended Memorandum of Incorporation of Harmony dated 4 December 2023 (filed herewith)
2.1	Notice of annual general meeting dated 23 October 2026 to be held on 24 November 2026 (filed herewith)
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

2.3
Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended
30 June 2011, filed on 24 October 2011) https://www.sec.gov/Archives/edgar/data/1023514/000119312511278584/d242812dex22.htm

2.4
Amendment No. 1 to the Amended and Restated Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as
Depositary, and owners and holders of American Depositary Receipts (incorporated by reference to the Registration Statement on
Form F-6 filed on 15 August 2024 https://www.sec.gov/Archives/edgar/data/1023514/000091957424004780/d11401473_ex-a2.htm)

4.1
Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated 16 February 2009 (incorporated by reference to the Registration
Statement on Form F-6 filed on 15 August 2024) https://www.sec.gov/Archives/edgar/data/1023514/000095012309053204/
u07679exv4w25.htm

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
Morgan Securities PLC (as Lead Arranger) and Citibank, N.A., South African branch (as Lead Arranger and Original Lender) and
HSBC Bank PLC - Johannesburg branch (as Arranger and Original Lender) and State Bank of India (acting through its Johannesburg
Branch) (as Mandated Lead Arranger and Original Lender) and JPMORGAN Chase Bank, N.A., London branch (Original Lender) and
Project and Trade Finance core fund (as Original Lender) and Federated Hermes Project and Trade Finance Tender Fund (as Original
Lender) and Federated Hermes Project and Trade Finance Master Fund (as Original Lender) and Bank of China Limited,
Johannesburg branch (as Mandated Lead Arranger and Original Lender) and Goldman Sachs International Bank (as Original Lender)
and Industrial Development Corporation of South Africa Limited (as Original Lender) and Investec Bank Limited (acting through its
Investment Banking division: Corporate Solutions) (as Original Lender and Lead Arranger) and Ninety One SA Proprietary Limited
(acting as agent and portfolio manager of Ninety One Assurance Limited) (as Original Lender) and HSBC Bank PLC (as Original
Hedge Provider) and JPMORGAN Chase Bank, N.A. (as Original Hedge Provider) and Citibank N.A., London branch (as Original
Hedge Provider) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

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
Morgan Securities PLC (as Lead Arranger) and Citibank, N.A., South African branch (as Lead Arranger and Original Lender) and
HSBC Bank PLC - Johannesburg branch (as Arranger and Original Lender) and State Bank of India (acting through its Johannesburg
Branch) (as Mandated Lead Arranger and Original Lender) and JPMORGAN Chase Bank, N.A., London branch (Original Lender) and
Project and Trade Finance core fund (as Original Lender) and Federated Hermes Project and Trade Finance Tender Fund (as Original
Lender) and Federated Hermes Project and Trade Finance Master Fund (as Original Lender) and Bank of China Limited,
Johannesburg branch (as Mandated Lead Arranger and Original Lender) and Goldman Sachs International Bank (as Original Lender)
and Industrial Development Corporation of South Africa Limited (as Original Lender) and Investec Bank Limited (acting through its
Investment Banking division: Corporate Solutions) (as Original Lender and Lead Arranger) and Ninety One SA Proprietary Limited
(acting as agent and portfolio manager of Ninety One Assurance Limited) (as Original Lender) and HSBC Bank PLC (as Original
Hedge Provider) and JPMORGAN Chase Bank, N.A. (as Original Hedge Provider) and Citibank N.A., London branch (as Original
Hedge Provider) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/commontermsagreement_execu.htm

4.4
Revolving USD Facility Agreement, amongst Harmony Gold Mining Company Limited (as Borrower and (Obligors' Agent) with The
Financial Institutions Listed In Schedule 1 and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as
Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on
31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/revolvingusdfacilityagreem.htm

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

4.6
Term Facility B Agreement amongst Harmony Gold Mining Company Limited (as Borrower and Obligors' Agent) with The Financial
Institutions Listed in Schedule 1 and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division) (as
Sustainability Coordinator) and Absa Bank Limited (acting through its Corporate and Investment Banking division) (as Sustainability
Agent, Sustainability Coordinator and Facility Agent) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31 October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027359/
termfacilitybagreement_exe.htm

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

4.9
Share sale deed, dated 6 October 2022 entered into between Copper Mountain Mining Corporation (Seller), Harmony Gold (Australia)
Pty Limited (Buyer) and Harmony Gold Mining Company Limited (Buyer's Guarantor) (incorporated by reference to Harmony’s Annual
Report on Form 20-F for the fiscal year ended 30 June 2023, filed on 31 October 2023) https://www.sec.gov/Archives/edgar/
data/1023514/000162828023035632/sharesaledeed.htm

4.10
Harmony ESOP trust subscription and contribution agreement (filed herewith) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024, filed on October 31, 2024) https://www.sec.gov/Archives/edgar/
data/1023514/000162828024044479/harmonyesoptrustagreemen.htm

4.11
Consolidated Scheme Implementation Documents – 27 May 2025. Includes the Scheme Implementation Deed, Implementation Deed,
and Side Letter – collectively entered into by MAC Copper Limited, Harmony Gold (Australia) Pty Limited, and Harmony Gold Mining
Company Limited, (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2025, filed on 31 October 2025) https://www.sec.gov/Archives/edgar/data/1023514/000162828025047726/consolidatedredactedimpl.htm

4.12
The Syndicated Facilities Agreement, dated 26 June 2025, among Harmony Gold Mining Company Limited, Harmony Gold (Australia)
Pty Limited, Citibank N.A., London Branch, J.P. Morgan Securities Plc, Macquarie Bank Limited, Absa Bank Limited (acting through its
Corporate and Investment Banking division), FirstRand Bank Limited (acting through its Rand Merchant Bank division), Nedbank
Limited, acting through its Nedbank Corporate and Investment Banking division, J.P. Morgan SE and others relating to a
US$250,000,000 dollar term bridge loan facility and a US$1,000,000,000 dollar term bridge loan facility (incorporated by reference to
Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2025, filed on 31 October 2025)
https://www.sec.gov/Archives/edgar/data/1023514/000162828025047726/syndicatedfacilitiesagre.htm

4.13
Common Terms Agreement, dated 19 June 2026 between Harmony Gold Mining Company Limited as Parent Citibank, N.A., London
Branch and Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Global Co-ordinators,
Sustainability Co-ordinators, Mandated Lead Arrangers and Bookrunners Citibank, N.A., London Branch, Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division, Bank of China Limited, Johannesburg Branch, Westpac Banking
Corporation, Absa Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), J.P. Morgan Securities plc, Bank of Montreal, London Branch, HSBC Bank Plc, The
Hongkong and Shanghai Banking Corporation Limited, Sydney Branch, The Standard Bank of South Africa Limited (acting through its
Corporate and Investment Banking division), Standard Chartered Bank, ING Bank N.V. and Mizuho Bank, Ltd. as Mandated Lead
Arrangers Investec Bank Limited, acting through its Corporate and Investment Banking division, China Construction Bank Corporation,
Johannesburg Branch, Royal Bank of Canada and Commonwealth Bank of Australia as Lead Arrangers Goldman Sachs Bank USA as
Arranger Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Agent and Sustainability Agent and others (filed herewith)

4.14
ZAR 4,000,000,000 Revolving Facility Agreement, dated 19 June 2026 between Harmony Gold Mining Company Limited as Parent and Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Agent and Sustainability Agent (filed herewith)

4.15
ZAR 3,000,000,000 Green Term Facility Agreement, dated 19 June 2026 between Harmony Gold Mining Company Limited as Parent
Citibank, N.A., London Branch as Sustainability Co-ordinator; and Nedbank Limited, acting through its Nedbank Corporate and
Investment Banking division as Agent, Sustainability Agent and Sustainability Co-ordinator (filed herewith)

4.16
USD 500,000,000 Revolving Facility Agreement, dated 19 June 2026 between Harmony Gold Mining Company Limited as Parent and
Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Agent and Sustainability Agent (filed herewith)

4.17
Syndicated Facility Agreement – AUD 250,000,000 Revolving Facility, dated 19 June 2026 between Harmony Gold (Australia) Pty
Limited as AUD Borrower Citibank, N.A., London Branch and Citibank, N.A., London Branch and Nedbank Limited, acting through its
Nedbank Corporate and Investment Banking division as Mandated Lead Arrangers and Bookrunners and Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Agent and Sustainability Agent (filed herewith)

4.18
Syndicated Facility Agreement – AUD 250,000,000 Term Facility, dated 19 June 2026 between Harmony Gold (Australia) Pty Limited as AUD Borrower Citibank, N.A., London Branch and Nedbank Limited, acting through its Nedbank Corporate and Investment Banking division as Mandated Lead Arrangers and Bookrunners and Nedbank Limited, acting through its Nedbank Corporate and Investment
Banking division as Agent and Sustainability Agent (filed herewith)

4.19
Trust Deed Constituting U.S.$500,000,000 1.500 per cent. Guaranteed Senior Unsecured Convertible Bonds due 2031 Convertible
into Ordinary Shares of Harmony Gold Mining Company Limited, dated 29 September 2026 between Harmony Gold Mining Company
Limited as Issuer African Rainbow Minerals Gold Limited, Avgold Limited, Chemwes Proprietary Limited, Cobar Management Pty.
Limited, Eva Copper Mine Pty Ltd, Freegold (Harmony) Proprietary Limited, Golden Core Trade and Invest Proprietary Limited,
Harmony Copper Limited, Harmony Gold (Australia) Pty Limited, Harmony Moab Khotsong Operations Proprietary Limited, MAC
Copper Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Randfontein Estates Limited as Guarantors and Citibank, N.A.,
London Branch as Trustee (filed herewith)

4.20
Terms and Conditions Constituting U.S.$500,000,000 1.500 per cent. Guaranteed Senior Unsecured Convertible Bonds due 2031
Convertible into Ordinary Shares of Harmony Gold Mining Company Limited, dated 29 September 2026 between Harmony Gold
Mining Company Limited as Issuer African Rainbow Minerals Gold Limited, Avgold Limited, Chemwes Proprietary Limited, Cobar
Management Pty. Limited, Eva Copper Mine Pty Ltd, Freegold (Harmony) Proprietary Limited, Golden Core Trade and Invest
Proprietary Limited, Harmony Copper Limited, Harmony Gold (Australia) Pty Limited, Harmony Moab Khotsong Operations Proprietary
Limited, MAC Copper Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Randfontein Estates Limited as Guarantors and
Citibank, N.A., London Branch as Trustee (filed herewith)

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (filed herewith)
11.1	Trading in Company Shares and Insider Trading (filed herewith)
12.10	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 (submitted herewith)
12.20	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 (submitted herewith)
†13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
†13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (submitted herewith)
††15.1	Integrated Annual Report for the 20-F 2026 dated 30 October 2026 (filed herewith)
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

96.3
Technical Report Summary of the Mineral Resources and Mineral Reserves for Free State Surface Operations, Free State Province,
South Africa (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2022, filed on 31
October 2022) https://www.sec.gov/Archives/edgar/data/1023514/000162828022027351/freestatesurfaceoperations.htm

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
October 2024) https://www.sec.gov/Archives/edgar/data/1023514/000162828024044479/wafi-golpuxsxk1300trs2024.htm

96.12	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa (filed herewith)
96.13	Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong South, Free State Province, South Africa (filed herewith)
96.14	Technical Report Summary of the Mineral Resources and Mineral Reserves for Eva Copper Project, North West Queensland, Australia (filed herewith)
96.15	Technical Report Summary of the Mineral Resources and Mineral Reserves for CSA Copper Mine, New South Wales, Australia (filed herewith)
97.1
Executive Compensation Recovery Policy (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended 30 June 2025, filed on 31 October 2025) https://www.sec.gov/Archives/edgar/data/1023514/000162828025047726/
harmonyincentive-basedco.htm

99.1	Consolidated Financial Statements 2026 dated 30 October 2026 (filed herewith)

†This certification will not be deemed “filed” for purposes of Section 18 of the of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the
Securities Act, or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.
††Certain of the information included in Exhibit 15.1 is incorporated by reference into the Harmony 2026 Form 20-F, as specified elsewhere in this report, in accordance with Rule 12b-23(a) of the Exchange Act. With the exception of the items so specified, the Integrated Annual
Report for the 20-F 2026 is not deemed to be filed as part of Harmony 2026 Form 20-F.

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
Date: 30 October 2026